Form 20-F
period 2015-12-31
Enersis Chile S.A.
filed 2016-05-02
CIK 1659939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report,

For the transition period from       to

Commission file number: 001-37723

ENERSIS CHILE S.A.
(Exact name of Registrant as specified in its charter)
ENERSIS CHILE S.A.
(Translation of Registrant’s name into English)
CHILE
(Jurisdiction of incorporation or organization)
Santa Rosa 76, Santiago, Chile
(Address of principal executive offices)
Nicolás Billikopf, phone: (56-2) 2353-4639, Nicolas.Billikopf@enel.com, Santa Rosa 76, Piso 15, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Representing Common Stock	New York Stock Exchange
Common Stock, no par value *

  *Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report Shares
of Common Stock:	49,092,772,762

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  ☐  Yes     ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒   No

Enersis Chile’s Simplified Organizational Structure(1)

As of December 31, 2015 (assuming the spin-off of Enersis Chile S.A. had occurred as of such date)

(1)	Only principal operating combined entities are presented here. The percentage listed for each of our combined entities represents our economic interest in such combined entity.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates plants in the SING and SIC. Celta merged with Endesa Eco in November 2013 and currently operates several plants in northern Chile including Pangue, San Isidro, and those previously held by Endesa Eco.

Chilean Stock Exchanges	Chilean Stock Exchanges	The three principal stock exchanges located within Chile: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

Chilectra Américas	Chilectra Américas S.A.	Electricity distribution company owned by Enersis Américas, holding minority interests in electricity distribution companies in Argentina, Brazil, Colombia and Peru.

Chilectra Chile	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and our combined entity.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

Endesa Américas	Endesa Américas S.A.	A limited liability stock corporation incorporated under the laws of the Republic of Chile, with electricity generation operations in Argentina, Colombia and Peru. A subsidiary of Enersis Américas.

Endesa Chile	Empresa Nacional de Electricidad S.A.	A publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile with electricity generation operations in Chile. Our combined entity.

Endesa Eco	Endesa Eco S.A.	A former Chilean subsidiary of Endesa Chile and owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco merged with Celta in November 2013.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 60.6% beneficial owner of us and our ultimate parent company.

Enel Iberoamérica	Enel Iberoamérica, S.R.L.	A wholly-owned subsidiary of Enel and owner of 20.3% of us, which it acquired from Endesa Spain in October 2014. Enel Iberoamérica was formerly known as Enel Energy Europe S.R.L.

Enel Latinoamérica	Enel Latinoamérica, S.A.	A wholly-owned subsidiary of Enel Iberoamérica and owner of 40.3% of us.

Enersis Américas	Enersis Américas S.A.	A related publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Peru. Formerly known as Enersis S.A.

Enersis Chile	Enersis Chile S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile in connection with its demerger from Enersis S.A., with combined entities engaged primarily in the generation and distribution of electricity in Chile. Registrant of this Report.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in northern Chile, and a subsidiary of Endesa Chile.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company which owns GasAtacama, and a subsidiary of Endesa Chile following the acquisition of an additional 50% interest in April 2014.

Gener	AES Gener S.A.	Chilean generation company and our competitor in Chile.

GNL Quintero	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG is unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

IMV	Inmobiliaria Manso de Velasco Ltda.	Our former, wholly-owned real estate subsidiary which merged into ICT in December 2014. As a result, IMV is now included in SIEI.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, or tidal energy.

NIS	Sistema Interconectado Nacional	Chilean national interconnected electric system.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pangue	Empresa Eléctrica Pangue S.A.	A former Chilean subsidiary of Endesa Chile and former owner of the Pangue power station. Pangue merged with San Isidro, which merged with Endesa Eco, which then merged with Celta. As a result, Pangue is now included in Celta.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, owner of three power stations in the Maule River basin and a subsidiary of Endesa Chile.

San Isidro	Compañía Eléctrica San Isidro S.A.	A former Chilean subsidiary of Endesa Chile. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013. As a result, San Isidro is now included in Celta.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SIEI	Servicios Informáticos e Inmobiliarios Ltda.	A business consultancy in technology, information and computer science, telecommunications, data transmission and real estate which was formed following the merger of ICT Servicios Informáticos Ltda. (“ICT”) with Inmobiliaria Manso de Velasco Ltda. (“IMV”).

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean Superintendence of Securities and Insurance, the authority that supervises public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), which is a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

INTRODUCTION

Unless the context otherwise requires, all references in this Report to:

•	“we”, “us”, “our”, “the Company” and “Enersis Chile” refer to Enersis Chile S.A. and our combined entities;

•	“Enersis Américas” refers to Enersis S.A. prior to the demerger of Enersis Chile and to Enersis Américas S.A. (formerly named Enersis S.A.), which continues to hold the non-Chilean businesses and assets of Enersis S.A. after the demerger of Enersis Chile;

•	“Endesa Chile” refers to Empresa Nacional de Electricidad S.A., both before and after the separation, subsequent to which it holds only Chilean assets; and

•	“Chilectra Chile” refers to Chilectra S.A. prior to the demerger of Chilectra Américas S.A. and Chilectra S.A., which continues to hold the Chilean businesses and assets of the pre-demerger Chilectra S.A. after the demerger of Chilectra Américas S.A.

We are a Chilean company engaged in the electricity generation and distribution businesses in Chile through our combined entities and jointly-controlled entities. As of the date of this Report, we own 60.0% of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), a Chilean electricity generation company holding electricity generation operations in Chile, and 99.1% of Chilectra S.A. (“Chilectra Chile”), a Chilean electricity distribution company with operation in the Santiago Metropolitan Area. As of the date of this Report, Enel beneficially owns 60.6% of us through its wholly-owned subsidiaries.

Overview of the Reorganization

Enersis Américas and other companies that are ultimately controlled by Enel are in the process of reorganizing its corporate structure to separate the electricity generation and distribution businesses and assets of Enersis and its combined entities in Chile from the generation, transmission and distribution businesses in Argentina, Brazil, Colombia and Peru (the “Reorganization”).

The Spin-Offs

On April 2016, each of Endesa Chile and Chilectra Chile spun-off to their respective shareholders pro rata the shares of two new Chilean entities Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), that holds the non-Chilean businesses, comprised exclusively of their respective ownership interests in shares of companies domiciled outside of Chile, formerly held by Endesa Chile and Chilectra Chile, respectively (the “Endesa/Chilectra Spin-Offs”). Each of the Endesa/Chilectra Spin-Offs was effected by means of a procedure under Chilean corporate law called a “división” or “demerger.” Endesa Chile continues to hold the Chilean businesses and assets of Endesa Chile and Chilectra Chile continues to hold the Chilean businesses and assets of Chilectra Chile.

Enersis Américas, as the former owner of 60.0% of Endesa Chile and the 99.1% of Chilectra Chile, currently owns 60.0% of Endesa Américas and 99.1% of Chilectra Américas as a result of the Endesa/Chilectra Spin-Offs and the minority shareholders of Endesa Chile and Chilectra Chile own their respective percentage interests in Endesa Américas and Chilectra Américas, respectively, based on a pro rata distribution of the spin-off company shares. The shares of Endesa Américas and Chilectra Américas are listed and traded on the Chilean Stock Exchanges and the American Depositary Receipts (“ADRs”) of Endesa Américas are listed and traded on the New York Stock Exchange (“NYSE”).

Enersis S.A. conducted a “demerger” to separate into two companies: Enersis Chile S.A. and Enersis Américas S.A. The new company, Enersis Chile S.A. (“Enersis Chile”) was established as a separate company and was assigned the equity interests, assets and associated liabilities of Enersis S.A.’s businesses in Chile, including the equity interests in each of Endesa Chile and Chilectra Chile after giving effects to the demergers of Endesa Chile and Chilectra Chile on March 1, 2016 (the “Separation”). As a result of the Separation, the equity interests, assets and associated liabilities of the non-Chilean businesses of Enersis S.A., including the equity interests in Endesa Américas and Chilectra Américas are continued to be held by Enersis Américas. Enersis S.A. also changed its name to Enersis Américas S.A. Upon the completion of the Separation, Enersis Chile registered its shares with the Securities Registry of the SVS under Chilean law and the SEC under applicable U.S. federal securities laws. On April 21, 2016, Enersis Américas distributed to its shareholders shares of Enersis Chile in proportion to their share ownership in Enersis Américas based on a ratio of one share of Enersis Chile for each outstanding share of Enersis Américas (the “Distribution,” and together with the Separation, the “Spin-Off”).

Enel beneficially owns 60.6% of Enersis Chile as a result of the Spin-Off, and the minority shareholders of Enersis Américas own their respective percentage interest in Enersis Chile. The shares of Enersis Chile are listed and traded on the Chilean Stock Exchanges and the ADRs of Enersis Chile are listed and traded on the NYSE. The following chart sets forth our corporate structure as of the date of this report:

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Development Units (Unidades de Fomento).

The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2015, one UF was equivalent to Ch$ 25,629.09. The U.S. dollar equivalent of one UF was US$ 36.09 as of December 31, 2015, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2015 of Ch$ 710.16 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market

The Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to maintain the Observed Exchange Rate within a desired range.

As of March 31, 2016, one UF was equivalent to Ch$ 25,812.05. The U.S. dollar equivalent of one UF was US$ 38.54 on March 31, 2016, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 669.80 per US$ 1.00.

Our combined financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in Chilean pesos. We have prepared our combined financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All of our combined entities are integrated and all their assets, liabilities, income, expenses and cash flows are included in the combined financial statements after making the adjustments and eliminations related to intra-group transactions. References in this Report to combined entities refer to entities that are controlled, either directly or indirectly, by Enersis Chile. Control is achieved when Enersis Chile (i) has power over the entity, (ii) is exposed, or has rights, to variable returns from its involvement with the entity and (iii) has the ability to use its power to effect its returns. Enersis Chile has power over its combined entities when it holds the majority of the substantive voting rights or, when it has less than a majority of the voting rights, and those rights are sufficient to give it the practical ability to direct the relevant activities of the entity unilaterally.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2015, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

Technical Terms

References to “TW” are to terawatts; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW.

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for leap years, which are based on 8,784 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding their own energy consumption and losses on the part of the power plant), within a given period. Losses are expressed as a percentage of total energy generated.

Energy losses during distribution are calculated as the difference between total energy purchased (GWh of electricity demand, including own generation) and the energy sold (also measured in GWh), within a given period. Distribution losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical losses.

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enersis Chile in its related companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we own 60% of a directly held combined entity and that combined entity owns 40% of an associate, our economic interest in such associate would be 60% times 40%, or 24%.

Rounding

Certain figures included in our combined financial statements have been rounded for ease of presentation. Percentages expressed in this Report may not have been calculated using rounded figures, but by using amounts prior to rounding. For this reason, percentages expressed in this Report may vary from those obtained by performing the same calculations using figures in our combined financial statements. Certain other amounts that appear in the tables in this Report may not total exactly due to rounding.

FORWARD-LOOKING STATEMENTS

This Report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;
•	trends affecting our financial condition or results from operations;
•	our dividend policy;
•	the future impact of competition and regulation;
•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;
•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and
•	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the Chilean regulatory framework of the electricity industry;
•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;
•	the nature and extent of future competition in our principal markets;
•	political, economic and demographic developments in Chile; and
•	the factors discussed below under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following summary of combined financial data should be read in conjunction with our combined financial statements included in this Report. The selected combined financial data as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 is derived from our audited combined financial statements included in this Report. The selected combined financial data as of December 31, 2013 derived from our combined financial statements included in this Report. Our combined financial statements were prepared in accordance with IFRS, as issued by the IASB. Pursuant to transitional relief granted by the SEC in respect of first time application of IFRS, combined financial data as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012 have been omitted.

Amounts are expressed in millions, except for ratios, operating data, and shares data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2015, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 710.16 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “ — Exchange Rates” below.

The following tables set forth our selected combined financial and other operating data for the periods indicated:

	As of and for the year ended December 31,
	2015(1)	2015	2014	2013
	(US$ millions)		(Ch$ millions)
Combined Statement of Comprehensive Income Data
Revenues and other operating income	3,378	2,399,029	2,049,065	1,738,083
Operating expenses(2)	(2,638)	(1,873,540)	(1,666,315)	(1,346,460)
Operating income	740	525,489	382,750	391,623
Financial income (expense), net	(138)	(97,869)	(67,045)	(56,363)
Total gain (loss) on sale of non-current assets not held for sale	28	20,056	70,893	14,528
Other non-operating income	13	8,905	(54,353)	24,309
Income before income taxes	643	456,581	332,247	374,097
Income tax	(154)	(109,613)	(132,687)	61,712
Net income expense	489	346,968	199,559	312,385
Net income attributable to shareholders of the Company	355	251,838	162,459	229,527

Net income attributable to Minority interests	134	95,130	37,100	82,858
Net income per average number of shares basic and diluted (Ch$/US$)	0.01	5.13	3.31	5.08
Net income per average number of shares, basic and diluted (Ch$/US$ per share)	0.36	256.49	165.46	253.79
Weighted average number of shares of common stock (millions)		49,093	49,093	45,219

Combined Statement of Financial Position Data
Total assets	7,499	5,325,469	5,126,735	4,820,392
Non-current liabilities	1,788	1,270,006	1,122,585	826,478
Equity attributable to shareholders	3,651	2,592,682	2,472,201	2,438,837
Equity attributable to Minority interests	858	609,219	611,864	626,947
Total equity	4,509	3,201,901	3,084,066	3,065,784
Allocated Capital	3,139	2,229,109	2,229,109	2,238,169

Other Combined Financial Data
Capital expenditures (CAPEX)(3)	436	309,503	196,932	128,239
Depreciation, amortization and impairment losses(4)	211	150,147	141,623	127,720

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 710.16 per U.S. dollar, as of December 31, 2015.
(2)	Operating expenses include selling and administration expense.
(3)	CAPEX figures represent effective payments for each year.
(4)	For further detail please refer to Note 30 of the Notes to our combined financial statements.

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011
OPERATING DATA OF SUBSIDIARIES

Chilectra Chile
Electricity sold (GWh) (1)	15,893	15,690	15,140	14,433	13,685
Number of customers (thousands)	1,781	1,737	1,694	1,659	1,638
Total energy losses (%)(2)	5.3%	5.3%	5.3%	5.4%	5.5%

Endesa Chile
Installed capacity (MW)(3)	6,351	6,351	5,571	5,571	5,221
Generation (GWh)(3)	18,294	18,063	19,438	19,194	19,296

(1)	Beginning in 2013, we changed how we calculate our electricity generation. The impact of applying the new criteria on a cumulative basis for 2010 through 2012 is not material. We now report the energy effectively available for sales in all countries. Electricity sales may be different than reported in previous periods because currently sales do not reflect non-billable consumption.
(2)	Energy losses are calculated as the difference between total energy generated and purchased and the energy sold (GWh), within a given period. Losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical losses.
(3)	The 2014 and 2015 data includes the capacity and generation of GasAtacama, as a result of its combination. Prior to 2014, GasAtacama was excluded.

  Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso). These exchange rate fluctuations affect the price of our American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions that must be carried out through the Formal Exchange Market.

The U.S. dollar Observed Exchange Rate, which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Foreign currency for payments and distributions with respect to the ADSs may be purchased either in the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2015, the U.S. dollar Observed Exchange Rate was Ch$ 710.16 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Year ended December 31,
2015	597.10	715.66	654.66	710.16
2014	527.53	621.41	573.70	606.75
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
Month ended
March 2016	669.80	694.82	n.a.	669.80
February 2016	689.18	715.41	n.a.	694.17
January 2016	710.37	730.31	n.a.	710.37
December 2015	693.72	711.52	n.a.	710.16
November 2015	688.94	715.66	n.a.	711.20
October 2015	673.91	695.53	n.a.	690.32

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 28, 2016, the U.S. dollar Observed Exchange Rate was Ch$ 663.40 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the devaluation of the year-end Chilean peso in 2015, one determines the percent change between the reciprocal of Ch$ 606.75, the value of one U.S. dollar as of December 31, 2014, or 0.001648, and the reciprocal of Ch$ 710.16, the value of one U.S. dollar as of December 31, 2015, or 0.001408. In this example, the percentage change between the two periods is negative 14.6%, which represents the 2015 year-end devaluation of the Chilean peso against the 2014 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2011 through December 31, 2015, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2015	710.16	(14.6)
2014	606.75	(13.5)
2013	524.61	(8.5)
2012	479.96	8.2
2011	519.20	(9.9)

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial or other crisis in any region worldwide can have a significant impact in Chile, and consequently, may adversely affect our operations as well as our liquidity.

Chile is vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect its growth. If the Chilean economy experiences lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political crises in other parts of the world could also adversely affect our business. For example, instability in the Middle East or in other oil producing regions could result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions. A financial crisis could also diminish our ability to access the Chilean and international capital markets or increase the interest rates available to us. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.

All of our operations are located in Chile. Accordingly, our combined revenues may be affected by the performance of the Chilean economy. If local, regional or worldwide economic trends adversely affect the Chilean economy, our financial condition and results from operations could be adversely affected. Moreover, insufficient cash flows for our combined entities could result in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants.

During 2015, the Chilean economy was affected by (i) the economic uncertainty derived from the global contraction in several commodities markets, such as copper, which has affected the exchange rate evolution and caused the Chilean peso to further depreciate, (ii) several law reforms still under discussion by the Chilean authorities (labor, education, among others), and (iii) the possibility of a reform to the Chilean Constitution.

The Chilean government has exercised in the past, and continues to exercise, a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. For example, in September 2014, the Chilean government approved the progressive increase of the corporate income tax and a change in the tax system, which may have an additional negative effect upon non-Chilean holders of shares or ADSs. On February 8, 2016, Law 20,899 was enacted, which made adjustments to this tax reform. For further details regarding Chilean tax considerations, please refer to “Item 10. Additional Information — E. Taxation.” Other governmental actions could involve wage, price and tariff rate controls and other interventionist measures, such as expropriation or nationalization.

Future adverse developments in Chile or changes in policies regarding tariffs, exchange controls, regulations and taxation may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability. In addition, Chilean financial and securities markets are influenced by economic and market conditions in other countries and may be adversely affected by events in other countries, which could adversely affect the value of our securities.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants and distribution assets, pipelines, liquefied natural gas (“LNG”) terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximums.

As an example, on February 27, 2010, Chile experienced a major earthquake in the Bío-Bío region, with a magnitude of 8.8 on the Richter scale, followed by a very destructive tsunami. Our Bocamina I and Bocamina II thermal generation units, which are located near the epicenter, sustained significant damage as a result of the earthquake. More recently, on September 16, 2015, Chile experienced an 8.3-magnitude earthquake in the Coquimbo region, followed by a tsunami, though there was no significant damage to any of our power facilities. In the distribution business, on May 6, 2015 a fire affected and damaged the Alonso de Córdoba Substation in Santiago, cutting power to 50,000 customers in eastern Santiago, where a significant part of the commercial and financial activity of the city is located. The short circuit resulted in a massive power failure. Damages totaled US$ 5.8 million. The Chilean authority also fined Chilectra due to this event by 6,000 Monthly Tax Units (Unidades Tributarias mensuales or “UTM”; approximately Ch$ 270 million using the UTM as of December 31, 2015.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2015, our combined debt totaled Ch$ 845 billion.

Our debt had the following maturity profile:

•	Ch$ 18 billion in 2016;

•	Ch$ 16 billion from 2017 to 2018;

•	Ch$ 15 billion from 2019 to 2020; and

•	Ch$ 796 billion thereafter.

Some of our debt agreements are subject to (1) financial covenants, (2) affirmative and negative covenants, (3) events of default and (4) mandatory prepayments for contractual breaches, among other provisions. A significant portion of our combined entities’ financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds and applicability with respect to combined entities that could give rise to such a cross default.

In the event that our combined entities breach any of these material contractual provisions, our creditors and bondholders may demand immediate repayment, and a significant portion of our combined entities’ indebtedness could become due and payable. We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our combined entities’ indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

We may also be unable to raise the necessary funds required to finish our projects under development or under construction. Market conditions prevailing at the moment we require these funds or other unforeseen project costs can compromise our ability to finance these projects and expenditures.

Our inability to finance new projects or capital expenditures or to refinance our existing debt could adversely affect our results of operation and financial condition.

We may be unable to enter into suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization expenses related to tangible assets and the diversion of management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Because our generation business depends heavily on hydrological conditions, droughts and climate change may adversely affect our operations and profitability.

Approximately 55% of our combined installed generation capacity in 2015 was hydroelectric. Accordingly, extreme hydrological conditions and climate change could adversely affect our business, results of operations and financial condition. In the last few years, our results were affected due to the fact that hydrological conditions in Chile have been below the historical average.

In addition, the below-average hydrological conditions not only reduced our ability to operate our hydroelectric plants at full capacity, but also resulted in increased water transportation costs for the operation of the San Isidro thermal power plant for cooling purposes. While Endesa Chile has entered into certain agreements with the Chilean government and local farmers regarding the use of water for hydroelectric generation purposes, especially during periods of low water levels, if drought conditions persist or become worse, we may face increased pressure by the Chilean government or other third parties to further restrict our water use (for further details regarding water agreements, please refer to “Item 4. Information on the Company—B. Business Overview—Operations— Water Agreements”). Droughts also affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, in the following manner:

•	During drought periods, thermal plants are used more frequently. Thermal plant operating costs can be considerably higher than those of hydroelectric plants. Our operating expenses could increase during these periods. In addition depending on our commercial obligations, we may need to buy electricity at spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects— A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition—a. Generation Business.”

•	Our thermal plants require water for cooling and droughts not only reduce the availability of water, but also increase the concentration of chemicals, such as sulfates in the water. The high concentration of chemicals in the water we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating environmental regulations. As a result, we have had to purchase water from agricultural areas that are also experiencing shortages of water. These water purchases may increase our operating costs and also require us to further negotiate with the local communities.

•	Thermal power plants burning natural gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NO) gases. When operating with diesel, they also release particulate matter into the atmosphere. Coal fired plants generate emissions of SO2 and NO. Therefore, greater use of thermal plants during periods of drought increases the risk of producing a higher level of pollutants.

In addition, according to certain weather forecast models, the drought that is affecting the regions where most of our hydroelectric plants are located may last for an extended period and may recur in the future. A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our business.

We are subject to extensive regulation on the tariffs we charge to our customers and on other aspects of our business, and these regulations may adversely affect our profitability. For example, the Chilean government can impose electricity rationing during droughts or prolonged failures of power facilities. During rationing, if we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity at the spot price, as even a severe drought does not release us from our contractual obligations as a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Chilean National Energy Commission (Comisión Nacional de Energía or “CNE”). This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions. If we are unable to buy enough electricity at the spot price to comply with our contractual obligations, we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price. Rationing periods have occurred in the past and may occur in the future. Our generation combined entities may be required to pay regulatory penalties if they fail to provide adequate service under their contractual obligations. Material rationing policies imposed by Chilean regulatory authorities could adversely affect our business, results of operations and financial condition.

The Chilean governmental authorities may also delay the distribution tariff review process, or tariff adjustments may be insufficient to pass through our costs. Similarly, electricity regulations issued by governmental authorities in Chile may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs.

The inability of any company in our combined group to collect revenues sufficient to cover operating costs may affect the ability of that company to operate as a going concern and may otherwise have an adverse effect on our business, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities and, some of these changes could have a material adverse impact on our business and affect our results. For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights. In addition, the Chilean government is initiating a review of the current energy policies through an energy agenda presented in May 2014 and complemented in December 2015. This strategy aims to improve electricity service for the impoverished, to have 70% of national generation electricity from NCRE and to have 100% of new construction with energy control systems and smart energy management by 2050. However external factors, primarily commodity prices, lower local energy prices and restrictions in the transmission system, have hindered the development of NCRE projects and some unrelated companies have disposed contracts that were awarded in the last two distribution companies’ tenders. Meanwhile, Celta recorded an impairment loss of Ch$ 2.5 billion as of December 31, 2015 related to the 200 MW capacity wind project, Waiwen, since Endesa Chile determined that the project’s profitability is uncertain under current conditions. As a consequence, the project was abandoned.

These changes could adversely affect our business, results of operations and financial condition.

Our business and profitability could be adversely affected if water rights are denied or if water concessions are granted with limited duration.

Approximately 55% of our installed capacity is hydroelectric. We own water rights granted by the Chilean Water Authority (Dirección General de Aguas or “DGA”) for the supply of water from rivers and lakes near our production facilities. Under current law, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights, the conditions of which may impact design, timing or profitability of a project.

In addition, the Chilean Congress is currently discussing amendments to the Water Code in order to prioritize the use of water by defining its access as a human right that must be guaranteed by the State. The amendment will establish that water use for human consumption, domestic subsistence and sanitation will always take precedence, in both the granting and limiting the exercise of rights of exploitation. Under the proposal: (i) water use concessions would be limited to 30 years, which would be extendable with respect to water rights actually used during the 30-year period, unless the Chilean Water Authority demonstrates the water rights have not been used effectively; (ii) new non-consumptive water rights would expire if the holder does not exercise the rights within eight years; (iii) existing non-consumptive water rights which have not been used would expire within eight years from the date of enactment of the new Water Code; and (iv) late in 2015, a new requirement regarding the preservation of water flows to protect the ecology for existing and future water rights was added for both consumptive and non-consumptive water use, which would reduce water availability for generation purposes. Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Regulatory authorities may impose fines on our combined entities, which could adversely affect our results of operations and financial condition.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures. In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units ( “UTA” in its Spanish acronym), or Ch$ 5.4 billion using the UTA as of December 31, 2015. Our electricity generation combined entities are supervised by local regulatory entities and may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company such as when agents are not coordinated with the system operator. In addition, our combined entities may be required to pay fines or compensate customers if those combined entities are unable to deliver electricity, even if such failure is due to forces outside of the combined entities’ control.

For example, in August 2014, the Chilean Superintendence of Environment (“SMA” in its Spanish acronym) fined Endesa Chile 8,640 UTAs (approximately Ch$ 4.5 billion) for alleged environmental violations related to the Bocamina II power plant. During 2015, the Chilean Superintendence of Electricity and Fuels (Superintendencia de Electricidad y Combustibles or “SEF”) fined Chilectra Chile on five different occasions by the electricity authority for a total amount of Ch$ 4,947 million, mainly due to regulatory breaches in relation to the quality and continuity of service during previous years and failures in two substations. Those penalties have not been paid yet, since they were appealed before the electricity authority and courts of justice. For further information on fines, please refer to Note 37 of the Notes to our combined financial statements.

We depend on payments from our combined entities, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our combined entities. The ability of our combined entities to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties and contractual limitations that may be imposed by local authorities.

Historically, we have been able to access the cash flows of our combined entities, but future economic and political uncertainties, such as government regulations, economic conditions and credit restrictions, could affect our future results from operations, and therefore we may not be able to rely on cash flows from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions. The ability of any of our combined entities that are not wholly-owned to distribute cash to us may be limited by the directors’ fiduciary duties of such combined entities to their minority shareholders. Furthermore, some of our combined entities may be forced by law, in accordance with applicable regulation, to diminish or eliminate dividend payments. As a consequence of such restrictions, our combined entities could, under certain circumstances, be impeded from distributing cash to us.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our combined entities may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

Operating Results of Our Combined Entities. The ability of our combined entities to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of any of our combined entities exceed their available cash, the combined entity will not be able to make cash available to us.

Any of the situations described above could adversely affect our business, results of operations and financial condition.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our combined indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars (primarily coming from the generation business), we generally have been and will continue to be materially exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.

A substantial portion of our operating cash flows is linked to U.S. dollars, and we, as well as our combined entities, seek to maintain debt in the same currency, but due to market conditions it may not be possible to do so. Because of this exposure, the cash generated by our combined entities can decrease substantially due to devaluations against the U.S. dollar. Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us. We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 36.3 of the Notes to our combined financial statements.

The values of our generation business’s combined entities’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered. We and our combined entities have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, the exchange rate, inflation, and the market price of electricity. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert a substantial influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel beneficially owns 60.6% of our share capital. Enel, our ultimate controlling shareholder, has the power to determine the outcome of substantially all material matters that require shareholder votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, our dividend policy. Enel also exercises decisive influence over our business strategy and operations. Its interests may in some cases differ from those of our minority shareholders. For example, Enel conducts its business operations in the field of renewable energies in Chile through Enel Green Power S.p.A. and in South America electricity business through Enersis Américas, in neither of which we have equity interests. Any present or future conflict of interest affecting Enel may be resolved against our best interests in these matters. As a consequence, our growth may be potentially limited, and our business and results of operations may be adversely affected.

Environmental regulations and other factors may cause delays, impede the development of new projects or increase the costs of operations and capital expenditures.

Our operating combined entities are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. The approval of these environmental impact studies may take longer than planned and may be withheld by governmental authorities. Local communities and ethnic and environmental activists, among others, may intervene in the approval process to delay or prevent a project’s development. They may also seek injunctive or other relief, which could negatively impact us if they are successful.

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree 13 of the Chilean Ministry of the Environment, which was promulgated in January 2011 and published in June 2011, defined stricter emission standards for thermoelectric plants that must be met between 2014 and 2016, and stricter standards for new facilities or additional capacity. This regulation also requires the establishment of a system of continuous emission monitoring, pursuant to which thermoelectric plants must implement a monitoring system in accordance with the guidelines and protocols issued by the Chilean Superintendence of the Environment. Failure to certify the implementation of such monitoring system may result in penalties and sanctions. In September 2014, the Chilean government enacted Law 20,780 (a tax reform law), which established an annual tax on stationary power generators, such as thermal generators, tied to their emission of pollutants for the previous year. When this provision of the law enters into force in 2018, it will apply to generators with a capacity of at least 50 MW. In compliance with these Chilean environmental regulations, all thermal plants are expected to incur in incremental investments so as to comply with the new regulations by installing abatement systems to control pollutant emissions. Any delay in the filing may constitute a violation of the regulations which established emission limits effective on June 23, 2015 or June 23, 2016 depending on the plant’s location.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events. Any such event could adversely impact our results of operations and financial condition.

For example, considering the likely rejection of the Environmental Impact Study of the Neltume project, Endesa Chile has redesigned the discharge to the lake. As a result of the redesign, Endesa Chile recorded a write-off of Ch$ 2.7 billion in the fourth quarter of fiscal year 2015. The original Environmental Impact Study has been withdrawn and there are studies underway to file it again. This is not related to the transmission line project, which is continuing as planned.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments, which could adversely affect our business, results of operations and financial condition.

Our business may be adversely affected by judicial decisions on environmental qualification resolutions for electricity projects in Chile.

The amount of time necessary to obtain an environmental qualification resolution for electricity generation or transmission projects in Chile has materially increased, primarily due to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies as the delay in the construction of electricity generation and transmission projects may result in a supply constraints over the next five or six years. If any plant within the system ceases operation unexpectedly, we could experience supply shortages in our system, which could lead to power cuts. Any such event could adversely affect our business, results of operations and financial condition.

Our power plant projects may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we are unable to effectively manage real or perceived issues that could negatively impact sentiments toward us, our business, results of operations and financial condition could be adversely affected.

The development of new and existing power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. For example, since December 2013, the Bocamina II power plant has encountered substantial opposition from local fishermen’s unions that claim that our facility negatively affects marine life and causes pollution, which resulted in the interruption of the operation of the power plant for more than a year. On July 1, 2015, the Bocamina II power plant resumed operations, after the approval of a new RCA in April 2015. Also, between November 23, 2015 and January 7, 2016, a new group of fishermen illegally occupied the first high-tension pylon which supports the 154 kV and 220 kV circuits owned by Transelec S.A. and serve the Bocamina I and II power plants. As a consequence, both Bocamina I and II power plants were temporarily shut down. This group claimed that they should receive the same package of benefits that Endesa Chile granted to the rest of fishermen in the zone. The financial effects of this illegal occupation and electricity transmission interruption amounted to US$ 3.8 million (Ch$ 2.7 billion using the 2015 year end exchange rate) of contribution margin loss between November 23, 2015 and January 7, 2016. At the level of the electrical system, this situation impacts the rising global costs of supplying demand, increasing spot prices and the anticipated use of hydroelectric reserves, which in the coming months will not be available. Such groups and other similar groups may have the ability to block our power plants and directly affect our results.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders and ultimately lead to projects and operations that may not be optimal, causing our share prices to drop and hindering our ability to attract or retain valuable employees, all of which could result in an impairment of our goodwill with stakeholders.

We may be exposed to asbestos liability and additional expense related to asbestos.

Several of our facilities have asbestos present in them. In April 2015, Endesa Chile completed the removal of the identifiable asbestos from the Bocamina I power plant. However, some Akeron Caf employees, working for the contractor removing asbestos in the power plant, reported to the regional Health Ministerial Office (“Seremi” in its Spanish acronym) that their health had been affected subsequently. According to Chilean regulations, any company that removes asbestos must present a work plan, which must be approved by the Seremi and supervised by the Workers Safety Association (Mutual de Seguridad) to avoid workers being contaminated with asbestos. After an investigation, in September 2015, the Seremi of the Bio-Bío region fined Endesa Chile for Ch$ 22 million because it did not meet the necessary requirements for the removal of asbestos. Endesa Chile appealed the decision, which is still pending. In addition, Endesa Chile is implementing asbestos removal plans in the Tarapacá, Huasco and Ralco power plants, which processes could also be affected by similar problems.

We may have to incur additional costs to remediate and implement our asbestos control and sanitation policy, or be subject to legal actions against us, which in turn may have a material adverse effect on our business, results of operation and financial condition.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed on a regular basis. Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms we view as unfavorable. Chilean law provides legal mechanisms for judicial authorities to impose a collective agreement if the parties are unable to come to an agreement, which may increase our costs beyond what we have budgeted.

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees, could adversely impact our business, results of operations and financial condition as well as our reputation.

Interruption or failure of our information technology and communications systems or external attacks to or breaches of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (“IT Systems”) to operate our businesses, the failure of which could adversely affect our business, results of operations and financial condition.

IT Systems are all vital to our generation combined entities’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Our distribution combined entities could also be affected adversely because they rely heavily on IT Systems to monitor their grids, billing processes for millions of customers and customer service platforms. Temporary or long-lasting operational failures of any of these IT Systems could have a material adverse effect on our results of operations. Additionally, cyber attacks can have an adverse effect on the company’s image and its relationship with the community. In the last few years, global cyber attacks on security systems, treasury operations, and IT Systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. During 2014, we suffered two cyber attacks perpetrated by a cyber-terrorist group, which impacted our websites. In one case, the attack resulted in a service interruption of 90 minutes. Further cyber attacks may occur and may affect us in the future.

We rely on electricity transmission facilities that we do not own or control. If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. Currently, the construction of new transmission lines is taking longer than in the past, mainly because of new social and environmental requirements that are creating uncertainty about the probability of completing the projects. In addition, the increase of new NCRE projects is congesting the current transmission system as these projects can be built relatively quickly, while new transmission projects may take longer to be built. In May 2014, the Chilean government announced the Energy Agenda, a plan established to create and execute a long-term energy policy, which includes amendments to the legal framework of the electricity transmission systems, mainly the interconnection between the Chilean Central Interconnected System (“SIC” in its Spanish acronym) and the Northern Interconnected System (“SING” in its Spanish acronym).

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of the Chilean population), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the SIC and the subsequent failure of the remote recovery computer software used by the independent entity that coordinates generators, transmission companies and large customers (“CDEC” in its Spanish acronym) to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid.

Any such disruption or failure of transmission facilities could interrupt our business, which could adversely affect our results of operations and financial condition.

The relative liquidity and volatility of Chilean securities markets could adversely affect the price of our common stock and ADS.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets. The low liquidity of the Chilean market may impair the ability of holders of ADS to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so. Also, the liquidity and the market for our shares or ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability.

There may not be a liquid market for our shares and ADSs.

There can be no assurance as to the liquidity of any markets that may develop for our shares or ADSs or the price at which our shares or ADSs may trade. The Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, the Chilean securities markets may be affected materially by developments in other emerging markets. The low liquidity of the Chilean securities markets may impair the ability of our shareholders to sell their shares, or holders of our ADSs to sell shares of our common stock withdrawn from the ADS program, into the Chilean securities markets in the amounts and at the prices and times they wish to do so. Also, the liquidity and the market for our shares or ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability. As a result, the initial trading prices of our shares and ADSs may not be indicative of future trading prices. In addition, trading volumes of our shares and ADSs, in the aggregate, may be significantly less liquid than trading volumes of Enersis S.A.’s shares and ADSs before the Spin-Off.

Enersis S.A.’s historical performance is not be representative of our performance as a separate company.

Our combined financial statements are based on the historical results of operations and historical bases of the assets and liabilities of the former Chilean businesses of Enersis S.A. Our historical performance would have been different if it had been a separate, entity during the periods presented. The historical carve-out financial information included in this Report is not indicative of what our results of operations, financial position and cash flows will be in the future. There will be changes that will occur in our cost structure, funding and operations as a result of our separation from Enersis S.A., including increased costs associated with reduced economies of scale, and increased costs associated with being a stand-alone publicly traded company.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

All of our assets are located outside of the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.	Information on the Company

A.	History and Development of the Company.

Enersis Chile S.A. is a publicly held limited liability stock corporation organized under the law of the Republic of Chile on March 1, 2016. Since 2016, we have been registered in Santiago with the SVS under Registration No. 1139 and in the United Sates with the Securities and Exchange Commission under the commission file number 001-37723. We are legally referred to by our full name as well as by the abbreviated name “Enersis Chile.”

Our contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4639
Web site:	www.enersischile.cl

We are an electricity utility company engaged, through our combined entities and affiliates, in the generation, transmission and distribution of electricity businesses in Chile. We trace our origins to Compañía Chilena de Electricidad Ltda. (“CCE”), which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica (“CONAFE”), with operations dating back to 1919. In 1970, the Chilean government nationalized CCE. During the 1980s, the sector was reorganized through the Chilean Electricity Law, CCE’s operations were divided into one generation company, a currently unrelated company, and two distribution companies, one with a concession in the Valparaíso Region, and the other, our predecessor company, with a concession in the Santiago metropolitan region. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. In August 1988, our predecessor company changed its name to Enersis S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. In the 1990s, Enersis S.A. diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile.

In the Extraordinary Shareholders’ Meeting (“ESM”) held on December 18, 2015, shareholders of Enersis S.A. (which changed its name to Enersis Américas S.A. on March 1, 2016) agreed to carry out a spin-off in order to separate the Chilean activities from those in other Latin American countries (Argentina, Brazil, Colombia and Peru). We were newly established as a separate company and were assigned the former equity interests, assets and associated liabilities of the Enersis Américas’ businesses in Chile effective as of March 1, 2016 and Enersis Américas, the continuing company, now holds only the non-Chilean businesses and assets. On April 21, 2016, Enersis Américas distributed to its shareholders shares of our Company in proportion to their share ownership in Enersis Américas based on a ratio of one share of our Company for each outstanding share of Enersis Américas.

Each of Endesa Chile and Chilectra S.A. also conducted a demerger to separate Endesa Chile and Chilectra S.A. into two companies. As part of the demerger, Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”) were created on March 1, 2016, and hold the non-Chilean business comprised of their respective ownership interests in shares of companies domiciled outside of Chile, formerly held by Endesa Chile and Chilectra S.A, respectively.

Enel beneficially owns 60.6% of our Company and the minority shareholders of Enersis Américas own their respective percentage interest in our Company. Our shares are listed and traded on the Chilean Stock Exchanges and our ADRs are listed and traded on the NYSE.

As of December 31, 2015, we had 6,351 MW of installed capacity with 111 generation units in Chile, combined assets of Ch$ 5,325.5 billion and operating revenues of Ch$ 2,399 billion.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our combined entities, in order to optimize debt and liquidity management. Generally, our operating combined entities independently plan capital expenditures financed by internally generated funds or direct financings. One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing additional hydroelectric and thermal capacity to guarantee adequate levels of reliable supply while remaining focused on the environment.

For the 2016-2020 period, we expect to make capital expenditures of Ch$ 1,304 billion in our combined entities, related to investments currently in progress, maintenance of our distribution network, maintenance of existing generation plants and in the studies required to develop other potential generation and distribution projects. For further detail regarding these projects please see “Item 4. Information on the Company— D. Property, Plant and Equipment— Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2016-2020 period and the capital expenditures incurred in 2015, 2014 and 2013:

	Estimated
	2016-2020	2015	2014	2013
	(in millions of Ch$)

Capital Expenditure(1)	1,304,482	309,503	196,932	128,239

(1)	Capex amounts represent effective payments for each year, except for future projections.

Capital Expenditures for 2015, 2014 and 2013

Our capital expenditures in the last three years were related principally to the 350 MW Bocamina II power plant and the 150 MW Los Cóndores power plant. Bocamina II began commercial operations in October 2012. Subsequently, Bocamina II suspended operations in December 2013 due to environmental injunctions and reassumed operations in July 2015. Los Cóndores is a hydroelectric project, which began construction in 2014 with completion expected in 2018.

Investments currently in progress

In our generation business, material plans in progress include the 150 MW Los Cóndores project described above. A portion of our capital expenditure is reserved for the maintenance the quality and operation standards of our facilities.

In our distribution business, we plan to continue to expand our services and reduce energy losses to improve the efficiency of our facilities and profitability of our business. Our current distribution projects seek to increase the connections available to end customers.

Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

In this “Business Overview” section, references to “we”, “us” and “our” are to the Chilean businesses of Enersis S.A. prior to the demerger of Enersis Chile, and to Enersis Chile after the demerger of Enersis Chile.

We have combined operations in Chile. Our core businesses are electricity generation and distribution. We also participate in other activities which are not part of our core business. Since these non-core activities represent less than 1% of our 2015 revenues, we do not report them as separate business in this Report or in our combined financial statements.

The table below presents our revenues by operating segment:

	Year ended December 31,
Revenues	2015	2014	2013	Change 2015 vs. 2014
	(in millions of Ch$)			(in %)
Generation	1,543,812	1,220,566	959,787	26.5
Distribution	1,257,732	1,127,893	975,024	11.6
Other businesses and intercompany transaction adjustments	(402,515)	(299,393)	(196,728)	34.4

Total revenues	2,399,029	2,049,065	1,738,083	17.1

For further financial information related to our businesses, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 35 of the Notes to our combined financial statements.

Electricity Generation Business Segment

We own and operate 111 generation units in Chile with an aggregate installed capacity of 6,351 MW as of both December 31, 2015 and December 31, 2014.

Our combined electricity sales in 2015 were 23,558 GWh and our production was 18,294 GWh, an 11.4% increase and a 1.3% increase, respectively, compared to 2014.

As of December 31, 2015, we accounted for 32% of Chile’s total generation capacity, measured by the installed capacity published by CDEC-SIC. Hydroelectric installed capacity represents 54.6% of our total installed capacity in Chile, thermoelectric represents 44.2% and wind power represents 1.2%. The CDEC manages Chile’s electricity distribution. See “Item 4. Information on the Company — B. Business Overview — Electricity Industry and Regulatory Framework.”

For additional detail on our historical capacity see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the information relating to our electricity generation:

ELECTRICITY DATA(1)

	Year ended December 31,
	2015	2014	2013
Number of generating units(2)	111	111	105
Installed capacity (MW)(3)	6,351	6,351	5,571
Electricity generation (GWh)	18,294	18,063	19,438
Energy sales (GWh)	23,558	21,156	20,406

(1)	The 2014 and 2015 data includes GasAtacama, which has been consolidated by Endesa Chile since May 2014.
(2)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”
(3)	Total installed capacity is defined as the maximum capacity (MW), under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers, according to criteria defined by such authorities and relevant contracts.

In the electricity industry, it is common to segment the business into hydroelectric and thermoelectric generation because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which leads to a high variable costs compared with hydro generation from reservoirs or rivers that have no marginal costs. Of our total combined generation in 2015, 64.7% was from hydroelectric sources, 34.5% was from thermal sources, and less than 1% was from wind energy, which is generated by the Canela I and Canela II wind farms, which are subsidiaries of Celta.

The following table summarizes our combined generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric	11,842	64.7	11,561	64.0	9,889	50.9
Thermal(1)	6,314	34.5	6,344	35.1	9,404	48.4
Other generation(2)	138	0.8	158	0.9	145	0.7

Total generation	18,294	100	18,063	100	19,438	100

(1)	The 2014 and 2015 data includes GasAtacama, which has been combined since May 2014.
(2)	Other generation refers to the generation from the Canela I and Canela II wind farms.

The potential for contracting electricity is generally related to electricity demand. Customers identified as small volume regulated customers, including residential customers, are subject to government regulated electricity tariffs and must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the energy price with generators based on the characteristics of the service required. Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contracted pricing.

The following table contains information regarding our combined sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)(1)

	Year ended December 31,
	2015		2014		2013
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	17,622	74.8	15,838	74.9	14,796	72.5
Unregulated customers	4,319	18.3	4,065	19.2	4,185	20.5

Total contracted sales(2)	21,940	93.1	19,903	94.1	18,981	93.0

Electricity pool market sales	1,618	6.9	1,254	5.9	1,425	7.0

Total electricity sales	23,558	100	21,156	100	20,406	100

(1)	The 2014 and 2015 data includes GasAtacama, which has been combined since May 2014.
(2)	Includes the sales to distribution companies not backed by contracts.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are established. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This involves an increase of the total fuel cost and the costs of its transportation to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, which requires us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine an estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, hydrological levels, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Seasonality

While our core businesses are subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, may materially affect our operating results and financial condition.

The distribution business is directly influenced by seasonal changes in energy demand. Although the price at which a distribution company purchases electricity can change seasonally and has an impact on the price at which it is sold to end users, it does not have an impact on our profitability since the cost of electricity purchased is passed to end users through tariffs that are set for multi-year periods. During 2015, the effects of average temperatures (neither extremely cold nor hot) in Santiago negatively impacted our residential customers’ per capita consumption, which represented 27% of our electricity distribution during 2015. Moderate temperatures reduce the need for heating and air conditioning. Lower economic activity was reflected in the consumption of the commercial and industrial segments. The month with the greatest energy demand typically is July (9% higher than the yearly average), due to heating in winter, and the month with the lowest consumption is typically February (9% less than the yearly average) due to it having fewer days and because many residential customers are on vacation outside our concession area in summer, resulting in lower economic activity.

The generation business is also affected by seasonal changes throughout the year. During normal hydrological years, snow melts typically occur during the warmer months of October through March. These snow melts increase the level in our reservoirs. The months with most precipitation are typically May through August.

When there is more precipitation hydroelectric generating facilities can accumulate additional water to be used for generation. The increased level of our reservoirs allows us to generate more electricity with hydro power plants during months in which marginal electricity costs are lower.

In general, hydrological conditions such as droughts and insufficient rainfall adversely affect our generation capacity. For example, severe prolonged drought conditions or reduced rainfall levels in Chile caused by El Niño phenomenon reduces the amount of water that can be accumulated in reservoirs, thereby curtailing our hydroelectric generation capacity. In order to mitigate hydrological risk, hydroelectric generation may be substituted with thermal generation (natural gas, LNG, coal or diesel) and energy purchases on the spot market, both of which could result in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Operations

We own and operate a total of 111 generation units in Chile through Endesa Chile, Pehuenche, Celta and GasAtacama. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 54.6% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,808 MW, representing 44.2% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1.2% of our total installed capacity in Chile. All of our generation units are connected to SIC, except for two of Celta’s thermoelectric generation units and six of GasAtacama’s thermoelectric generation units which are connected to the Northern Interconnected System (“SING” in its Spanish acronym) in northern Chile.

For information on the installed generation capacity for each of our combined entities, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total electricity generation in Chile (including the SIC and the SING) accounted for 26.2% of total gross electricity production in Chile during 2015.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2015	2014(1)	2013(1)
Endesa Chile	10,450	10,092	11,967
Pehuenche	2,959	2,902	2,565
Pangue	—	—	—
San Isidro	—	—	2,546
Celta	3,614	4,553	1,564
Endesa Eco	—	—	796
GasAtacama(2)	1,270	516	—

Total	18,294	18,063	19,438

(1)	The electricity generation difference from 2013 to 2014 was primarily due to the merger of San Isidro into Endesa Eco on September 1, 2013, as well as the subsequent merger of Endesa Eco into Celta on November 1, 2013.
(2)	GasAtacama has been consolidated by Endesa Chile since May 2014.

The energy equivalent in Chilean reservoirs reached 4,409 GWh in 2015, an increase of 523 GWh, or 13%, compared to 2014 (3,886 GWh). In 2013, the energy equivalent was 3,227 GWh.

The following table sets forth our electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,557	63.2	11,272	62.4	9,617	49.5
Thermal generation(1)	6,314	34.5	6,344	35.1	9,404	48.4
Wind generation – NCRE(2)	138	0.8	158	0.9	145	0.7
Mini-hydro generation – NCRE(3)	285	1.5	289	1.6	272	1.4

Total generation	18,294	100	18,063	100	19,438	100

(1)	The 2014 and 2015 data includes GasAtacama, which has been consolidated by Endesa Chile since May 2014.
(2)	Refers to the generation of the Canela I and Canela II wind farms.
(3)	Refers to the generation of Palmucho and the Ojos de Agua mini-hydroelectric plants.

Water Agreements

Water agreements refer to the right of a user to use water from a water source, such as a river, stream, pond or groundwater. In times of good hydrological conditions, water agreements are generally not complicated or contentious. However, in times of poor hydrological conditions, water agreements protect our ability to use water resources for hydroelectric generation.

Endesa Chile has two agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently.

These agreements between Endesa Chile and the Chilean Water Works Authority (“DOH” in its Spanish acronym) are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. Endesa Chile signed the first agreements with the DOH with respect to Laja Lake and Maule Lagoon on October 24, 1958 and September 9, 1947, respectively. Both basins have been severely impacted by drought conditions and high consumption over the past several years. As a result, during recent years, Endesa Chile and the DOH signed supplementary agreements that apply for special irrigation periods depending on hydrological conditions. For example, on December 9, 2015, the parties agreed on the terms for the 2015-2016 irrigation period for Laja Lake (the “Laja Agreement”) and on December 29, 2015 the parties entered into a similar agreement with respect to Maule Lagoon (the “Maule Agreement”, and together with the Laja Agreement, the “Water Agreements”). The Water Agreements: (i) preserve the level of water of the reservoirs, assuring its availability for the future and (ii) satisfy the requirements for both agricultural and hydroelectric generation usage.

According to the terms of the Laja Agreement, users are allowed to draw a fixed volume from the lake, excluding filtrations, between December 1, 2015 and November 30, 2016, for both irrigation and hydroelectric generation purposes, as follows: (i) 300 million cubic meters (“mcm”) for irrigation; (ii) 300 mcm for electricity generation, and (iii) 100 mcm unrestricted use for Endesa Chile, unless the agriculture sector has a need during the months of February, March and April, with the approval of the DOH. Endesa Chile is also entitled to draw a “variable” volume of a maximum of 200 mcm of water, to be executed in four installments, with a maximum of 50 mcm for each installment, depending of the level of the reservoir. Additionally, if by April 30, 2016, the amount allocated for irrigation purposes has not been completely used, the Laja Agreement entitles Endesa Chile to draw the remaining part of the unused volume of water.

According to the terms of the Maule Agreement, usage rights of water depend on the level of the reservoir. During the 2010-2014 period, a severe drought resulted in the reservoir reaching critically low levels and part of the irrigation usage rights being reduced. The Maule Agreement was signed in order to give Endesa Chile the flexibility to draw water during off-season periods, when electricity spot prices are lower, and at the same time avoiding potential conflicts with local farmers, preventing riots, roadblocks, and future litigation. Pursuant to the Maule Agreement, irrigation usage must occur during specific periods, based on the forecasted thaw conditions published by CDEC-SIC and the DOH, and the Maule River Watch Committee (“JVRM” in its Spanish acronym), to prevent water deficits. Endesa Chile may partially or totally cover the irrigation deficits from the Maule Lagoon with water from the Invernada Lagoon (part of the Maule River system), replacing the required irrigation draws from Maule Lagoon. The decision over the use of the Invernada Lagoon would be at Endesa Chile’s discretion depending on its electricity generation calendar.

Endesa Chile has the ability to draw a specified amount of water for irrigation at a specific time from Invernada Lagoon, which is Endesa Chile’s property, instead of water from Maule Lagoon, which is owned by the Chilean government. In exchange, for each cubic meter of Invernada Lagoon water drawn for irrigation, Endesa Chile will receive an extra 0.82 cubic meters of water when the Maule Lagoon level is at medium level and an extra 1 cubic meter of water when the Maule Lagoon level is at high level. During the medium level scenario, the remaining unused volume (0.18 cubic meters of water), will be stored at Maule Lagoon, increasing the reserves of the reservoir, and will be accessible in the following season according to the rights granted to all the parties to the Maule Agreement. The decision as to when and how much to use the extra water volume is solely at Endesa Chile’s discretion, and cannot exceed 30 cubic meters of water per second per month. The Maule Agreement expires on August 1, 2018, and a new agreement will be entered into based on the conditions of the Maule River system at that time.

Both Water Agreements will allow the two reservoirs to recover their accumulated water levels and to preserve water use for future years. From the Company’s point of view, these agreements allow Endesa Chile to use the water more efficiently, primarily in Maule Lagoon, and to avoid further litigation with the local community, especially with farmers.

Thermal Generation

Our thermal electric generation facilities use LNG, coal and to a lesser extent, diesel. This allows us to use other fuels if the price of LNG is too high, if there is a shortage of supply, or if there is another circumstance that makes LNG unavailable. In order to satisfy our natural gas and transportation requirements, we signed long-term gas contracts with suppliers that establish maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies. Endesa Chile currently uses Gas Andes (an unaffiliated entity) and Electrogas (our associate) as our suppliers. Since March 2008, all of Endesa Chile’s natural gas units also operate using natural gas or diesel and since December 2009, San Isidro, San Isidro 2 and Quintero operate using LNG.

Endesa Chile’s contract for LNG is the largest supply contract and it is based on long-term agreements with Quintero LNG Terminal (“GNLQ”) for regasification services and British Gas for supply. In July 2013, Endesa Chile and British Gas renegotiated their LNG Sale and Purchase Agreement and modified some conditions of the original contract. Endesa Chile’s current LNG Sale and Purchase Agreement with British Gas runs through 2030 and is indexed to the Henry Hub/Brent commodity prices. Endesa Chile receives 29.7 TBtu of gas annually, and the contract provides the flexibility to purchase between 23.6 TBtu and 24.6 TBtu additionally, if needed. There are contingencies in the contract that would allow cancellations (for a fee), and deviations, under certain conditions. Endesa Chile is not dependent on any one particular source of LNG, as long as the LNG meets the contracted specifications.

Endesa Chile’s Terminal Use Agreement, through GNLQ, is the most relevant for Endesa Chile’s LNG supply and is sufficient to meet its current needs. This contract runs through 2035, has a fixed pricing structure of 10% return on assets plus a marketing fee and allows Endesa Chile, through GNL Chile, to access additional supply from the spot market, if needed.

These contracts allow Endesa Chile to secure its long-term LNG supply at competitive prices, with significant flexibility and the addition of new capacity sufficient for its current and potential needs.

Endesa Chile also exercised a priority right to purchase additional regasification capacity as part of an expansion of GNLQ. This has allowed Endesa Chile to increase its regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day as of the date of this Report. This additional capacity will allow Endesa Chile’s San Isidro and Quintero facilities to provide additional thermal generation, to secure the regasification for future power plants, as well as develop new businesses, such as the tolling agreement signed with Gener during 2015, which has allowed Endesa Chile to utilize LNG in Gener’s Nueva Renca combined-cycle power plant to generate electricity.

Endesa Chile has also contracted capacity in the LNG truck loading facility (“TLF”) in GNLQ, which has allowed it to sell natural gas to industrial customers. In August 2014, the first load of LNG was successfully delivered to MAERSK’s satellite regasification facility, first industrial customer of Endesa Chile. During 2014, a 20-year sale and purchase agreement was signed with GasValpo (a gas distribution company) to distribute natural gas using the TLF for new customers in various cities in Chile. The first stage began operations in August 2015, to supply the city of Talca (270 km south of Santiago). Additionally, the TLF was used to supply the cities of Coquimbo and La Serena during November 2015 and to supply the city of Los Andes during December 2015. Other plants are currently in advanced construction and will start to operate during first quarter of 2016.

In January 2015, an agreement with Intergas (a gas distribution company) was signed to supply LNG by trucks to the city of Temuco (700 km south of Santiago). This supply arrangement is expected to start during May 2016.

During 2015, 723 kilotons of coal were consumed by the Tarapacá and Bocamina power plants. Between January and September 2015, four loads of coal were received by the Tarapacá power plant (206 kilotons total), which had been deferred according to the terms of the Coal Sale and Purchase Agreement entered into in September 2013 between Endesa Chile and Endesa Generación S.A., a Spanish subsidiary of Enel, to supply the Bocamina I and II power plants, which were stopped for 8 and 18 months respectively, until July 2015, due to judicial issues affecting the power plants during 2013 and 2014. The cost associated with these deferrals was approximately US$ 760,000.

Under Chilean law, power generation companies must demonstrate that a minimum amount of their energy sales are from NCRE. Currently, our Canela wind farms, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We fully complied with this obligation during 2015. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through in our new contracts, which mitigates the impact to our operating income.

Total industry electricity sales increased 2.6% during 2015 as compared to 2014, with a sales increase of 1.2% in the SIC and of 7.0% in the SING, as set forth in the following table:

ELECTRICITY SALES PER SYSTEM (GWh)

	Year ended December 31,
	2015	2014	2013
Electricity sales in the SIC	49,581	49,066	47,831
Electricity sales in the SING	16,887	15,785	15,399

Total electricity sales	66,468	64,851	63,230

Our electricity sales reached 23,558 GWh in 2015 and 21,156 GWh in 2014, which represented a 35.4% and 32.6% market share, respectively. The percentage of the energy purchases to comply with our contractual obligations to third parties increased from 14.6% in 2014 to 22.3% in 2015, primarily due to more sales to regulated customers during 2015.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)(1)

	Year ended December 31,
	2015		2014		2013
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	18,294	77.7	18,063	85.4	19,438	95.3
Electricity purchases	5,264	22.3	3,094	14.6	968	4.7

Total(1)	23,558	100	21,156	100	20,406	100

(1)	The 2014 data includes GasAtacama, which has been consolidated by Endesa Chile since May 2014.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market. Commercial relationships with our customers are usually governed by contracts. Supply contracts with distribution companies must be auctioned, and are generally standardized with an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each customer, and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2015, 2014 and 2013, we had 41, 46 and 50 customers, respectively. In 2015, our customers included 18 distribution companies in the SIC and 23 unregulated customers.

In addition, Endesa Chile, through its subsidiary, GasAtacama, began exporting electricity to Argentina during February 2016. This follows the signing of an agreement during October 2015. Approximately 2.3 GWh of electricity is exported per day to Argentina using the AES Gener transmission line that connects Mejillones, Chile and Salta, Argentina. Through February 29, 2016 approximately 45 GWh had been exported to Argentina.

The following table sets forth Endesa Chile’s public contracts with electricity distribution companies in the SIC for their regulated customers as of December 31, 2015:

	Year ended December 31,
							(in GWh)
Company	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Chilectra	6,873	7,110	7,180	6,745	7,129	6,795	5,114	3,855	3,840	2,952	1,485	1,485	—	—
CGE	7,350	6,883	6,469	5,694	5,597	5,589	4,670	4,621	4,674	66	—	—	—	—
Chilquinta	1,673	1,762	1,806	1,775	1,795	1,775	1,811	1,815	1,097	324	324	—	—	—
Saesa	2,541	2,374	2,309	2,146	824	872	812	806	800	1	—	—	—	—

Total	18,437	18,130	17,765	16,361	15,344	15,030	12,407	11,096	10,411	3,343	1,809	1,485	—	—

Our generation contracts with unregulated customers are generally on a long-term basis and typically range from five to fifteen years. Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice. Some include a price adjustment mechanism in the case of high marginal costs, and therefore, reduces the hydrological risk. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. If we experienced a force majeure event, as defined in the contract, we are allowed to reject purchases and we have no obligation to supply electricity to our unregulated customers. Disputes are typically subject to binding arbitration between the parties, with limited exceptions.

For the year ended December 31, 2015, our principal distribution customers were (ordered alphabetically): CGE, Chilectra Chile, Chilquinta, Emel group and Saesa group and our principal unregulated customers were (ordered alphabetically): Caserones, Compañia Minera Carmen de Andacollo, Compañia Minera Collahuasi, Grupo CAP-Compañía Minera del Pacifico and Minera Valle Central. The contracts with Grupo CAP-Compañía Minera del Pacifico were terminated on December 31, 2015.

We compete in the SIC primarily with two generation companies, AES Gener S.A. (“Gener”) and Colbún. According to the CDEC-SIC in 2015, in the SIC, Colbún had an installed capacity of 3,305 MW, of which 53.2% was thermoelectric and Gener and its subsidiaries had an installed capacity of 2,736 MW, of which 89.7% was thermoelectric. In addition, there are a number of smaller entities with an aggregate installed capacity of 4,483 MW that generate electricity in the SIC.

As of December 31, 2015, our primary competitors in the SING were E-CL (GDF Suez Group) and Gener, which have 2,147 MW and 822 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our combined entity Celta, and the 780 MW GasAtacama thermal plant.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC is from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our installed thermal capacity benefits from access to gas from the GNLQ. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to comply with our contractual obligations.

Directly and through our combined entities, we are the principal generation operator in the SIC, with 33.9% of the total installed capacity and 42.6% of the electricity energy sales in this system in 2015.

In the SING, our combined entities, Celta and GasAtacama, accounted for 23.2% of the total installed capacity and 14.4% of the electricity energy sales in this system in 2015.

Electricity Distribution Business Segment

Our electricity distribution business is conducted through Chilectra Chile. For the year ended December 31, 2015, electricity sales increased by 1.3% compared to the same period of 2014, totaling 15,893 GWh. For more information on energy sales by our distribution businesses for the last five fiscal years, see “Item 3. Key Information — A. Selected Financial Data”.

Chilectra Chile

Chilectra Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets and energy sales. Our economic interest in Chilectra Chile is 99.1%. Chilectra Chile operates in a concession area of 2,105 square kilometers, under an indefinite concession granted by the Chilean government. Chilectra Chile transmits and distributes electricity in 33 municipalities of the Santiago metropolitan region. Its service area is primarily defined as a densely populated area under the Chilean tariff regulations, which govern electricity distribution companies and includes all residential, commercial, industrial, governmental, and toll customers. The Santiago metropolitan region, the capital of Chile, is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. As of December 31, 2015, Chilectra Chile distributed electricity to approximately 1.8 million customers. Energy losses were 5.3% in both 2015 and 2014.

For the year ended December 31, 2015, residential, commercial, industrial and other customers, who are primarily municipalities, represented 27%, 32%, 17% and 23%, respectively, of Chilectra Chile’s total energy sales of 15,893 GWh, which is an increase of 1.3% in comparison with the same period in 2014.

The following table sets forth Chilectra Chile’s principal operating data for each of the periods indicated:

	Year ended December 31,
	2015	2014	2013
Electricity sales (GWh)	15,893	15,690	15,140
Residential	4,329	4,256	4,048
Commercial	5,157	4,983	4,627
Industrial	2,674	2,818	2,903
Other customers(1)	3,734	3,633	3,563
Number of customers (thousands)	1,781	1,737	1,694
Residential	1,593	1,555	1,516
Commercial	139	135	132
Industrial	12	12	12
Other customers	37	35	34
Energy purchased (GWh)(2)	16,772	16,571	15,990
Total energy losses (%)(3)	5.3%	5.3%	5.3%

(1)	The data for other customers includes tolls.
(2)	During 2015, 38% of electricity purchased was acquired from Endesa Chile and 35% in 2014.
(3)	Energy losses are calculated as the percent difference between energy purchased and energy sold (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

For the year ended December 31, 2015, Chilectra Chile’s principal unregulated customers were (ordered alphabetically): Envases CMF S.A., Gerdau Aza S.A., Goodyear Chile S.A., Grupo CCU, Grupo Cencosud, Grupo CMPC, Grupo Mall Plaza S.A., Linde Gas S.A., Metro S.A., Nestle Chile S.A., Parque Arauco S.A., Praxair Chile Ltda., Terminal Aéreo de Santiago (SCL), Watt’s S.A.

For the year ended December 31, 2015, the collection rate was 98.0%, compared to 99.6% during the same period in 2014.

For the supply to regulated distribution customers, Chilectra Chile has entered into contracts with the following generation companies: Endesa Chile, Gener, Colbún, Guacolda S.A. and Panguipulli S.A., EE Carén S.A., Santiago Solar S.A., Acciona Energía Chile Holdings S.A., E-CL S.A., Centro El Campesino S.A., Norvind S.A., Abengoa Chile S.A. Generación, S.A. Chungungo, Pelumpén S.A., EE ERNC-1 S.A., Energía Cerro El Morado S.A., San Juan S.A. y SPV P4 S.A.

In 2015, the distribution companies of the SIC jointly submitted a 1,200 GWh/year bid for the period of 2017 through 2036, of which approximately 440 GWh/year is Chilectra Chile’s. In October 2015, all of the electricity supply in the bidding process was awarded to the following companies: Abengoa Chile Generation Two S.A. Amunche Solar SpA, Aela Generation S.A., Ibereólica Cabo Leones I S.A. and SCB II SpA.

For the supply to unregulated distribution customers, Chilectra Chile has contracts with the following generation companies: Duke Energy International Duqueco SpA, Colbún , Hidroeléctrica La Higuera S.A., Hidroeléctrica La Confluencia S.A., Guacolda S.A., Pacific Hydro Chacayes S.A. and Enel Green Power Chile Ltda, a subsidiary of our controlling company.

Non-Electricity Businesses

Servicios Informáticos e Inmobiliarios Ltda.

Servicios Informáticos e Inmobiliarios Ltda. (“SIEI”), a wholly-owned combined entity, is a business consultancy in technology, information and computer services, telecommunications, data transmission and develops real estate projects in Chile. It accounts for less than 1% of our revenues, income and assets.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the Chilean electricity regulatory framework by business segment.

Gx	Unregulated Market	Spot markets with costs audited by the regulator

Gx	Regulated	Node price public auction up to 20 years
	Capacity	Income based on contributions during peak demand

Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators (“TSOs”)

Dx	Law	Administrative Concession (indefinite duration)
	Expansion	Undefined
	Tariff review	4 years

Cx	Unregulated customers	> 0.5 MW
	Unregulated market (%)	≈ 30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Cx: Trading

Industry Overview Industry Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution. These business segments are carried out by publicly-owned private sector companies, in which generators can also trade energy with unregulated customers. The state’s role is circumscribed to regulation, supervision and indicative investment planning through non-binding recommendations in the case of generation and transmission. However, the indicative investment planning and construction bidding processes of the transmission system are binding.

The following chart shows the relationships among the various participants in the Chilean electricity market:

The generation segment is comprised of a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market which operates under market-driven conditions. Generation plants sell their energy to distribution companies, unregulated customers and other generation companies, and their surpluses on the spot market.

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution. Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV. The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their demand, as follows: (i) unregulated customers with connected capacity of over 2,000 kW; (ii) regulated customers with connected capacity of no more than 500 kW; and (iii) customers that choose either a regulated tariff or an unregulated regime, for a minimum period of four years, available to customers whose connected capacity falls in the range of 500 kW to 2,000 kW. In January 2015, Chilean Congress approved a reform of the procurement system contained in the Chilean Electricity Law (described below), which becomes effective in 2019 and will raise the capacity limit for unregulated customers from 2,000 kW to 5,000 kW and will lower the minimum capacity from 2,000 kW to 500 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE, and unregulated customers, with bilateral agreements between generators, whose conditions are freely negotiated and agreed upon.

In Chile, there are four separate interconnected electricity systems. The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the country, where 92.2% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located and where 6.3% of the Chilean population lives (2014 CDEC-SIC annual report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 1.5% of the population lives.

In 2013, the Chilean government sent a proposal to modify the Chilean Electricity Law to allow the state to promote the interconnection project between the SIC and the SING. In January 2014, the proposal was approved and signed into law by the Chilean President as Law No. 20,726. The interconnection, which is being built by GDF SUEZ is expected to be completed in by 2019.

In May 2014, the Chilean government announced the Energy Agenda in which a plan was established to create and execute a long-term energy policy. The Energy Agenda presents several courses of action and goals to achieve in the short, medium and long term. These objectives are: lower energy prices, facilitating the incorporation of non-conventional renewable energy sources and promoting the efficient use of energy.

The Energy Agenda includes a program of legal initiatives to realize those goals. Among the subjects to be addressed by this program are: “Amendments to the legal framework for procurement of electricity for regulated customers” (approved and published in the Diario Oficial in January 2015), “Amendments to the legal framework of the electricity transmission systems” (presented to Congress in August 2015, currently under study, and expected to be enacted during the third quarter of 2016), “Energy Efficiency Law” (expected to be enacted during fourth quarter of 2016) and “Law to promote geothermal energy” (expected to be enacted during the fourth quarter of 2016).

As part of the energy agenda, Decree No. 148 (“Energía 2050 Política Energética de Chile”) was signed on December 30, 2015. Decree No. 148 approves the new long-term strategy for the electricity sector, which aims to (i) improve electricity service for the impoverished, (ii) have 70% of national electricity generation from NCRE and (iii) ensure that 100% of new construction to be built with energy control systems and smart energy management by 2050.

For more information about the amendments, see “—The Electricity Law — General” below.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch centers, known as a CDEC, an independent entity that coordinates generators, transmission companies and large customers. CDEC coordinates the operation of its system with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system. The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

Principal Regulatory Authorities

The Chilean Ministry of Energy develops and coordinates plans, policies and standards for the proper operation of the sector, approves tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies. The CNE is the technical entity in charge of defining prices, technical standards and regulatory requirements.

The SEF monitors the proper operation of electricity, gas and fuel sectors in compliance with the law in terms of safety, quality, and technical standards.

The Chilean Ministry of Environment is responsible for the development and application of regulatory and policy instruments that provide for the protection of natural resources, the promotion of environmental education and the control of pollution, among other matters. It is also responsible for administering the environmental impact assessment system at the national level, coordinating the preparation of environmental standards and establishing the programs for compliance with the standards.

Chilean antitrust authorities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by potentially monopolistic companies. These authorities include:

•	Free Market Competition Tribunal (“TDLC” in its Spanish acronym). This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Chilean Supreme Court, which functions to prevent, correct and sanction threats to free market competition.

•	National Economic Prosecutor (“FNE” in its Spanish acronym). This is the attorney general responsible for economic matters and for investigating and prosecuting all antitrust conduct before the FNE’s regulatory commission and other tribunals.

The Panel of Experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and between participants in the electricity market and the regulatory authority in certain tariff processes. It issues enforceable resolutions and is composed of experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the TDLC.

There are also other entities related to the energy sector: the Chilean Nuclear Energy Commission is in charge of research, development, use and control of nuclear energy and the Chilean Energy Efficiency Agency is in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization was carried out during the period from1970 to1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government by establishing objective criteria for setting prices. The goal is an economically efficient allocation of resources. The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity to all who request it.

DFL 1 was published in 1982 and has had few important changes since then to deal with droughts, encourage investments in transmission lines and to create long-term contracts between generation and distribution companies as part of a bid process. The present text of the law was restated as DFL 4 of 2006, and has been supplemented with a series of regulations and standards.

In January 2015, the Chilean Congress approved amendments to the legal framework for procurement of electricity by regulated customers. Among the principal changes introduced in these amendments, were:

●	Increased CNE participation in the development of tenders.

●	Additional time to call for tenders: five years in advance.

●	Allocation mechanism: Will be awarded to the lowest prices offered. These prices will be limited by a capped price that will be deemed as a reserve price and keep private until the bid price is public.

●	Reduced risk: Providers of electricity have the ability to postpone delivery of electricity in the event there are delays due to well-founded reasons not attributable to the tenderer and to request a price review, indexed to the conditions prevalent at the time which the supply is delivered.

●	Short-term contracts: Short-term procurement contracts (up to three years), with an advance of one year, have a minimum price equal to the average market price plus 50%. Additionally, within specified ranges from the average marginal cost price, marginal cost will be used.

●	Uncontracted energy: All generators within a particular system will be required to offset energy supply contract deficits in proportion to the energy they inject into the system. Each generator will receive the higher of the short-term node price or variable cost of the plant. When energy without contracts exceeds 5% of the total regulated supply, the excess will be paid by distribution companies at a price equal to marginal cost. In turn, these marginal costs will be passed on to end customers.

●	Unregulated customers: Unregulated customers capacity limit increased from 2,000 kW to 5,000 kW beginning 2019.

Currently, a new modification is under study by the Chilean Congress and is expected to be enacted during the second quarter of 2016, with the purpose of addressing two issues:

●	Planning the expansion and remuneration of the Chilean transmission systems.

•	Long-term energy planning for terms of at least 40 years by the Chilean Ministry of Energy.

•	Annual transmission system planning by the CNE.

•	Transmission network valuation process every four years.

●	Transmission network cost to be financed by unregulated and regulated consumers. The creation of a new entity to coordinate the power plant operations and the transmission facilities of the Chilean electricity system (Comité Independiente del Sistema Eléctrico Nacional,“CISEN” in its Spanish acronym)

•	Independent power plant directory.

•	Attributions and resources

•	In the middle-term, due to the SING-SIC interconnection, there will be only one new operator of the Chilean electricity system.

Limits and Restrictions

The owners of the main transmission system must be constituted as limited liability stock corporations and cannot take part in the electricity generation or distribution businesses.

Individual interest in the Main Transmission System (“STT” in its Spanish acronym) by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment value of the STT. The aggregate interest of all such agents in the STT must never exceed 40% of the investment value.

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase the transparency within the different companies within the group of Enersis S.A. and its subsidiaries. The TDLC’s Resolution No. 667/2002 requires:

●	board members of Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. be elected from different and independent groups;

●	the external auditors of Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. be different for local statutory purposes;

●	Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. may not merge companies within the group which operate in electricity generation and distribution; instead, Enersis must continue to maintain both business segments separately through companies that are independent business units; and

●	Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

Resolution No. 667/2002 applies to Enersis Chile, as stated in its by-laws, although the restrictions of Resolution No. 667/2002 are not applicable between Enersis Chile and Enersis Américas.

Enersis Américas, as the continuing company of Enersis S.A., is subject to the restrictions of Resolution No. 667/2002. However, as stated in their by-laws, these restrictions are not applicable between Enersis Chile and Enersis Américas. In addition, these restrictions do not apply between Enersis Americas, Endesa Americas and Chilectra Américas because Enersis Américas does not participate in any way in the relevant markets within Chile.

Additionally, in October 2012, FNE Official Letter No. 1479 imposed additional restrictions on Empresa Nacional de Electricidad S.A., which are still applicable to Endesa Chile and Chilectra Chile after the spin-offs, stating that:

●	the controlling shareholders should refrain from designating those persons who had been directors of Chilectra Chile during the prior term as Endesa Chile directors; and

●	Endesa Chile’s management should refrain from designating employees in first and second level positions that had held the same positions in Chilectra Chile during the six months prior to their designation.

In addition, the Water Utility Services Law also sets restrictions on the overlapping of concessions in the same area, setting restrictions on the ownership of the property for water and sewage service concessions and utilities that are natural monopolies, such as electricity distribution, gas or home telephone networks.

Regulation of Generation Companies Concessions

Chilean law permits generation activity without a concession. However, companies may apply for a concession to facilitate access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, it may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Dispatch and Pricing

In each of the two major electric systems, the pertinent CDEC coordinates the operations of generation companies, in order to minimize the operating costs in the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to unregulated end customers or to other generation companies under freely negotiated contracts. To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC, based on the lowest cost of production of the last kWh dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Under Law No. 20,018 (Ley Corta II), enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. In January 2015, the Diario Oficial published Law No. 20,805, which amended the bidding process for supplying electricity to regulated customers. These amendments, among others, changed the anticipation required for the bidding process from three to five years; extended the maximum contract period from 15 to 20 years; adopted a capped price known as “reserve price” that is kept private until the bid price is made public; and allowed for the possibility to review the price awarded during the supply period, setting new procedures to assign energy without contracts and to regulate the short-term bidding process.

Sales of Capacity to Other Generation Companies

Each CDEC determines a firm capacity for each power plant on an annual basis. Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information and accounting for time out of service for maintenance purposes and for extremely dry conditions in the case of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law No. 20,257 amended the General Electric Services Law. The purpose of the amendment was to promote the development of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of a certain type, and to progressively increase this percentage by 0.5 percentage points annually up to a minimum of 10% by 2024.

On October 22, 2013, Law No. 20,698 was adopted to promote the use of NCRE and modify the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. For contracts signed between 2007 and 2013, the target is 10% by 2024, while for contracts beyond 2013 the target is 20% by 2025.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree. A severe drought is not considered a force majeure event under our service agreements.

Generation companies may also be required to pay fines to the regulatory authorities, as well as compensate electricity customers affected by shortages of electricity. The fines are related to system blackouts due to an electricity generator’s operational problems, including failures related to the coordination duties of all system agents. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at a rate known as the “failure cost” determined by the authority in each node price setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how much end customers would pay for one extra MWh under rationing conditions.

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

The Chilean Constitution considers water as a national public good on which real utilization rights are defined. That is similar to holding the private property rights over water, as set forth in article 19, paragraph 24: “The rights of individuals over water, recognized or constituted in accordance with the law, grant their holders ownership over such rights.” Notwithstanding the foregoing, paragraph 24 also specifies legal limitations to those water rights.

The Chilean Congress is currently discussing amendments to the Water Code with the objective of making water use related to human consumption, household subsistence and sanitation a priority. The amendments are currently in the first stage of the legislative process in the Chilean House of Representatives and have been approved by the Mining and Energy Commission and are currently being evaluated by the Agricultural Commission. The main aspects of the amendments are as follows:

●	Granting of water rights which would be limited to a maximum period of 30 years and extendable, unless the Chilean Water Authority proves the ineffective use of resources. The extension shall be effective only for used water rights.

●	The expiration of non-consumptive water rights that were granted by law, if the holder does not exercise the right of use within eight years.

●	The expiration of non-consumptive water rights already granted, if the user does not effectively use the rights within a period of eight years from the date of enactment of the new Water Code. Only in justified cases, such as delays in obtaining permits or environmental approvals, can the term be extended for up to four years.

●	Late in 2015, there was a new requirement regarding the preservation of water flows to protect the ecology for existing and future water rights for both consumptive and non-consumptive water use, which would reduce the water availability for generation purposes.

Regulation of Distribution Companies

Concessions

Distribution service concessions give the right to use public areas for building distribution lines. The concessions are given by the Chilean Ministry of Energy for an undefined period. Distribution companies have the obligation to serve and connect the customers that make the requirement in the concession area. The Chilean President can declare a concession expired if the quality of service does not meet certain minimum standards.

Energy Purchases

Since 2005, with the enactment of the law “Ley Corta II,” energy sales between generation and distribution companies have been made by an international auction process. After the last modification of the law (Law 20.805 – 2015), the auctions of all distribution companies are managed by the CNE. The auctions are based on distribution companies’ projections of energy demand for the coming years. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In addition, the modifications of the law establish a mechanism to supply the excess demand that is not covered by the contract.

Distribution Tariffs to End Customers

Tariffs charged by distribution companies to end customers are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge, and the value added from distribution of electricity (“VAD”), which allows distribution companies to recover their investment and operating costs, including a return on investment which is set by law. The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole. The transmission charge reflects the cost paid for electricity transmission and transformation.

The VAD is based on a so-called “efficient model company,” which considers the cost of building and operating the company at the minimum cost, fulfilling quality and safety standards. It includes the annualized investment in distribution assets, the company’s operation, administration, and maintenance costs, and an expected return on investment, before taxes of 10% per year in real terms, based on the replacement cost of assets used for the distribution business.

Generation costs are passed on to distributors end consumers through the “Average Node Price” stated in government’s price decrees. The Average Node Price is adjusted in three instances: (1) every six months, in May and November of each year, based on local and international indexes; (2) upon the entry of a new supply contract with any distribution company; and (3) upon indexation of a supply contract in excess of 10%.

Regulatory Charges and Subsidies

The Chilean law deems that transitory subsidies can be granted, if the residential customer tariff increased by 5% or more within a six-month period. The application of this subsidy is optional and the last one was granted in 2009.

Distribution Tariff-Setting Process

The VAD is set every four years. The CNE classifies companies into groups called Typical Distribution Areas (“TDA”) based on economic factors that group companies with similar distribution costs, which in turn determines the equipment requirements of the network. The CNE selects one distribution company for every group and estimates its cost under the concept of an efficient model company. At the same time, distribution companies also carry out their own studies, which are based on the same one company selected by the CNE for each TDA. The VAD of each TDA is determined in a weighted manner with one third of the value estimated by the study of the companies and two thirds by the CNE. Preliminary tariffs, as a result of the VAD, are tested to ensure that they provide a rate of return between 6% and 14% on distribution assets.

The real return on investment for a distribution company depends on its actual performance relative to the standards chosen by the CNE for the efficient model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company.

Associated Electrical Services

In 2013, the CNE concluded the tariff setting process for 25 regulated associated services (which include meter rental, disconnection and reconnection of service, among others). These new prices were applied starting March 14, 2014 and will remain in effect until the publication of a new decree, which is expected to occur in November 2016.

Incentives and Penalties

Distribution companies may be required to compensate end customers in the case of electricity shortages that exceed the authorized standards. These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the failure cost.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years, a study is carried out to evaluate the existing system and to define the expansion plan. On July 31, 2015, the last study was delivered to the CNE. In February 2016, the Chilean Ministry of Energy promulgated Decree 23T, which defines the current value of the existing lines to be remunerated for the period from 2016 to 2019. The main transmission system is paid for by generators and customers.

According to the General Electricity Services Law, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation and is responsible for the maintenance and improvement of its facilities.

Regulation in Subtransmission

Subtransmission systems are defined as voltage lines exceeding 23 kV. There are six subtransmission systems defined by decree. The subtransmission systems are paid mainly by customers according to the tariffs fixed by decree of the Chilean Ministry of Energy. Subtransmission tariffs remunerate the Subtransmission Annual Value (“VASTx” in its Spanish acronym). The VASTx is estimated every four years in a process carried out by the government. Each subtransmission system develops a study where investment, operation, maintenance, and administration costs are estimated. Investments are economically adapted to the government’s energy projections. Therefore, tariffs only pay for investments in utilized capacity and not for overcapacity. The discount rate established by law is 10%. Operation, maintenance, and administrative costs are estimated under the “efficient model company” methodology, as described above. The CNE’s consultants examine the studies and develop a report that includes CNE considerations. If major discrepancies are discovered, an expert panel will resolve them based on technical aspects.

Generators and unregulated customers pay only for the lines they use in each system. In April 2013, Decree No. 14 was promulgated, which established a tariff schedule for 2011 through 2014.

During 2014, studies were developed to set tolls for subtransmission systems. The results of these studies should have been applied at the beginning of 2015. However, the authority ruled that the current values will remain in effect for an additional year. Currently, the subtransmission tariff setting process for 2016-2019 is in its last stage, and will use the CNE’s study, which is expected to be completed during 2016.

Environmental Regulation

The Chilean constitution grants citizens the right to live in a pollution-free environment. It further provides that certain other constitutional rights may be limited in order to protect the environment. Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas that may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, which introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment. Environmental assessment processes are coordinated by this entity and the Environmental

Assessment Service. In June 2011, the Ministry of Environment published Decree 13, emission standards for thermoelectric plants applicable to generation units of at least 50 MW. The objective of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment. Existing emission sources are required to meet emission limits as established in the regulation for MP emissions and for SO2 and NOx emissions by June 2015 in highly polluted areas and by June 2016 elsewhere.

In June 2012, Law No. 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts, all of which are in operation.

On December 28, 2012, the Superintendence of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

On September 10, 2014, Law No. 20,780 was enacted and included charges for the emission of MP, NOx, SO2 and CO2 into the atmosphere. For CO2 emissions, the charge is US$ 5 per emitted ton (not applicable to renewable biomass generation). MP, NOx and SO2 emissions will be charged the equivalent of US$ 0.10 per emitted ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located and an additional fee of US$ 0.90 per ton of MP emitted, US$ 0.01 per ton of SO2 emitted and US$ 0.025 per ton of NOx emitted. This tax will be in effect beginning in 2018, taking into account the previous year’s emissions.

Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C. Organizational Structure.

Principal Combined Entities and Affiliates

We are part of an electricity group controlled by the Italian company, Enel, which beneficially owns 60.6% of our shares through wholly-owned Spanish combined entities. Enel publicly trades on the Milan Stock Exchange. It is headquartered in Italy and is primarily engaged in the energy sector, with a presence in 32 countries across four continents, mainly in Europe and Latin America, and generating power from power plants with over 89 GW of net installed capacity. Enel provides service to more than 61 million customers through its electricity and gas businesses through distribution networks of 1.9 million kilometers.

Enersis Chile’s Simplified Organizational Structure(1)

As of December 31, 2015 (assuming the spin-off of Enersis Chile S.A. had occurred as of such date)

(1)	Only principal operating combined entities are presented here. The percentage listed for each of our combined entities represents our economic interest in such combined entity.

The companies listed in the following table were combined by us as of December 31, 2015. In the case of combined entities, economic interest is calculated by multiplying our post-Spin-Off percentage of economic interest in a directly held combined entity by the percentage economic interest of any entity in the chain of ownership of such ultimate combined entity.

Principal Combined Entities	% Economic Ownership of Main Combined Entity by Enersis Chile	Combined Assets of Each Main Combined Entity	Operating Income of Each Main Combined Entity
	(in %)	(in billions of Ch$)
Electricity Generation
Endesa Chile(1)	60.0	3,389.1	401.8
Electricity Distribution
Chilectra Chile	99.1	1,049.6	149.3
Other non-electricity businesses
SIEI(2)	100	66.4	(1)

(1)	Endesa Chile consolidates all generation facilities in Chile.
(2)	In December 2014, Inmobiliaria Manso de Velasco Ltda. merged into ICT Servicios Informáticos Ltda. This resulting company was renamed Servicios Informáticos e Inmobiliarios Ltda. (SIEI).

Generation Business

Celta

Celta was formed in 1995 in order to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW, and a gas/fuel oil power plant with 24 MW of installed capacity. On November 1, 2013, Endesa Eco (which had previously merged with San Isidro and Pangue) was merged into Celta. Endesa Chile holds a 96.2% equity interest in Celta and we hold a 61.5% economic interest in Celta.

Endesa Chile

Endesa Chile is a Chilean electricity generation business, which has a total installed capacity of 6,351 MW as of December 31, 2015, with 17 generation facilities. Of the total installed capacity, 62% is from hydroelectric power plants and includes, among others, Ralco with 690 MW, El Toro with 450 MW, Rapel with 377 MW, and Antuco with 320 MW. Nearly 67% of its thermoelectric facilities are gas/fuel oil power plants, and the remaining are coal-fired steam power plants. Our economic interest in Endesa Chile is 60.0%.

GasAtacama

GasAtacama is a generation company located in the northern region of Chile. It consists of a four-unit combined-cycle power plant with a total installed capacity of 780 MW and a gas pipeline, which allows the import of gas from Argentina. After completing the purchase of a 50% ownership interest in GasAtacama Holding in April 2014, Endesa Chile beneficially owns 98.1% of GasAtacama’s shares and the remaining 1.9% is beneficially owned by us. Since May 1, 2014, Endesa Chile has fully consolidated GasAtacama Holding and GasAtacama in its consolidated financial statements. We beneficially own a 60.7% economic interest in GasAtacama.

Pehuenche

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. Endesa Chile holds 92.7% of Pehuenche and our economic interest in Pehuenche is 55.6%.

Distribution Business

Chilectra Chile

Chilectra Chile is one of the largest electricity distribution businesses in Chile as measured by the number of regulated customers, distribution assets and energy sales. Chilectra Chile operates in a concession area of 2,105 square kilometers in the Santiago metropolitan area, serving approximately 1.8 million customers. Our economic interest in Chilectra Chile is 99.1%.

Selected Related and Jointly-Controlled Companies

Transquillota

Transquillota was formed by San Isidro and Colbún for the joint development of a 220 kV transmission line to dispatch the energy produced and to connect both the San Isidro (which is now merged with Celta, one of Endesa Chile’s subsidiaries) and Nehuenco (a subsidiary of Colbún) plants to the SIC. The 220 kV transmission line is 8 kilometers long. The property is equally divided between Celta and Nehuenco. Endesa Chile’s economic interest in Transquillota is 48.1% and our economic interest in Transquillota is 30.7%.

Non-Electricity Businesses

SIEI

SIEI is a company that provides consulting, management, administration and contract operations related to information systems, technological information, telecommunications, and control systems in South America, as well as real estate projects in Chile. SIEI was formed in December 2014, as a result of the merger of ICT Servicios Informáticos Ltda. with Inmobiliaria Manso de Velasco Ltda.

For additional information on all of our combined entities and jointly-controlled companies, please refer to Appendix 1 of our combined financial statements.

D.	Property, Plant and Equipment.

Our property, plant and equipment are concentrated on electricity generation and distribution assets in Chile.

Property, Plant and Equipment of Generating Companies

We conduct our generation businesses through Endesa Chile, which owns 28 generation power plants in Chile.

A substantial portion of our generating combined entities’ cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on our operations.

Our electricity generation facilities are insured against damage due to earthquakes, fires, floods, other acts of god (but not for droughts, which are not force majeure risks, and are not covered by insurance) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of an event with a material adverse effect is remote. Claims under our generating combined entities’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period. The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

The following table identifies the power plants that we own, all in Chile, at the end of each year, by company and their basic characteristics:

			Installed Capacity As of December 31,
Company	Power Plant Name	Power Plant Type(1)	2015	2014	2013
			(in MW)
Endesa Chile	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34

	Total hydroelectric		2,290	2,290	2,290
	Bocamina	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257

	Total thermal		1,467	1,467	1,467

	Total		3,757	3,757	3,757
Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40

	Total		699	699	699
Celta(2)	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
	Pangue	Reservoir	467	467	467
	Canela I	Wind Farm	18	18	18
	Canela II	Wind Farm	60	60	60
	Ojos de Agua	Pass-through	9	9	9

	Total		1,115	1,115	1,115
GasAtacama(3)	Atacama	Combined Cycle /Natural Gas+Diesel Oil	781	781	—

	Total		781	781	—

Total capacity			6,351	6,351	5,571

(1)	“Reservoir” and “pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.
(2)	San Isidro merged into Endesa Eco on September 1, 2013, and the latter remained the surviving company. Subsequently, Endesa Eco merged into Celta on November 1, 2013, and Celta was the surviving company.
(3)	Since May 1, 2014, GasAtacama has been fully consolidated following Endesa Chile’s purchase of an additional 50% interest in GasAtacama Holding. Previously, it was accounted for under the equity method and its installed capacity was not included in 2013 and a portion of 2014.

As of December 31, 2015, we received the ISO 14,001 certification for 94.5% of our installed capacity in Chile, which included our generation facilities that produced 98.1% of the total annual generation.

Property, Plant and Equipment of Distribution Companies

We also have significant interests or investments in electricity distribution. The description for our distribution company is included in this “Item 4. Information on the Company.” The table below describes our main equipment used for our distribution business, such as transmission lines, substations, distribution networks and transformers.

We are insured against damage to substations, transformers that are within the substations, the distribution network that is less one kilometer from the substations and administrative buildings. Risks covered include damages caused by fires, explosions, earthquakes, floods, lightning, damage to machinery and other such events. Insurance policies include liability clauses, which protect our companies from claims made by third parties.

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

	Location	Concession Area	Transmission Lines(1) As of December 31,
			2015	2014	2013
		(in km2)	(in kilometers)
Chilectra Chile	Chile	2,105	361	355	355

(1)	The transmission lines consist of circuits with voltages in the 27-220 kV range.

Power and Interconnection Substations and Transformers (1)

	As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Chilectra Chile	55	164	8,146	54	161	7,673	54	160	7,598

(1)	Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (medium voltage).

Distribution Network - Medium and Low Voltage Lines (1)

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage
			(in Kilometers)
Chilectra Chile	5,215	11,208	5,152	11,016	5,111	10,838

(1)	Medium voltage lines: 7 kV - 34.5 kV; low voltage lines: 380-110 V.

Transformers for Distribution(1)

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Number of Transformers	Capacity	Number of Transformers	Capacity	Number of Transformers	Capacity
		(in MVA)		(in MVA)		(in MVA)
Chilectra	28,988	7,832	28,995	7,621	28,893	7,313

(1)	Voltage of these transformers is in the range of 34.5 kV (medium voltage) and 110 V (low voltage).

Project Investments

The total investment for each project described below was translated into Chilean pesos at the exchange rate of Ch$ 710.16 per U.S. dollar, the U.S. dollar Observed Exchange Rate as of December 31, 2015. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls, unless otherwise indicated.

Projects under Construction

Los Cóndores Hydroelectric Project

Los Cóndores project will be located in the Maule region, in the San Clemente area. It consists of a 150 MW run-of-the river hydroelectric power plant, which will use water from the Maule Lagoon reservoir through a 12 km penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 km transmission line and will consist of two units.

The basic engineering and the Environmental Impact Statement (“DIA” in its Spanish acronym) of the Los Cóndores optimized project were concluded in early 2011. The Environmental Qualifications Resolution (“RCA” in its Spanish acronym) was obtained in November 2011 and the RCA of the transmission line project was granted in May 2012. In November 2014, the General Water Authority approved the waterworks permit.

During July 2015, we conducted scale model tests of the turbines. The results were satisfactory and enabled a hydraulic design, giving rise to the detailed design of the main generating equipment, a process that will take approximately eight months.

During August 2015, Endesa Chile participated in the assembling tests of the Tunnel Boring Machine (“TBM”), which will be used to build a 12 km headrace tunnel. By the end of 2015, all components of the TBM were received and assembly was started.

We entered into easement agreements for 218 structures, or 73.6% of the total structures required for connecting the project to the SIC. In addition, the process of notification and publication of the Electric Definitive Concession began after that the Chilean Superintendence of Electricity and Fuels issued a Resolution granting the admissibility of the concession presented by Endesa Chile on December 9, 2015.

The main advances in 2015 were:

•	In January 2015, we completed the first 10 meters of Tunnel Ventana Lo Aguirre.

•	In April 2015, we completed the digging of the access tunnel to the underground powerhouse (390 meters in length).

•	In July 2015, we performed the turbines scale model tests.

•	In August 2015, we completed the digging of the auxiliary tunnel to the discharge tunnel (141 meters in length).

•	In September 2015, we completed the digging of the discharge tunnel of both units that connect the underground powerhouse with the principal discharge tunnel of the power plant.

•	In November 2015, we completed the digging of the underground powerhouse.

•	In December 2015, we completed the assembly, outside the tunnel, of the complete shield of the TBM, which initiated the preparations for inserting the TBM into the tunnel. In addition, we completed 70 structural foundations required for connecting the project to the SIC, with a progress of 13.55% in the construction and 55.8% in the supplies.

Construction is expected to be completed in 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 369,883 million, of which Ch$ 101,795 million was accrued as of December 31, 2015.

Projects Under Development

We continuously analyze different growth opportunities in Chile. During 2015, our projects’ portfolio has been modified to permit flexibility in the investment decision. The focus is to have a portfolio with projects that are sustainable from a technical, environmental, social and economic perspective. Expected dates of commissioning of each of the projects are constantly reviewed and are defined based on commercial opportunities and on our financial capacity to undertake these projects. The most important projects under development are as follows:

Generation Business

Neltume Hydroelectric Project

The Neltume project is located in Los Ríos region, on the upper part of the Valdivia River basin. The Neltume project consists of a 490 MW installed capacity run-of-the-river hydro power plant. It will be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

In 2007, we started an early process of social integration in the local territory, which has been reinforced through the Indigenous Inquiry process for the communities in the territory, in order to ascertain their position on the project and comply with Convention No. 169 “Indigenous and Tribal Peoples Convention” of the International Labor Organization (“ILO”). The Indigenous Inquiry process was carried out by Environmental Evaluation Authority (“SEA” in its Spanish acronym) from the second half of 2013 until the end of December 2015. Due to this process and the engineering studies required, the Environmental Impact Study was submitted in December 2010.

This Indigenous Inquiry process indicated that there were some social and environmental controversies in the land associated with the Neltume project. As part of our new strategy of sustainability and community relations, we will develop generation initiatives in a collaborative approach with local communities. The original Environmental Impact Study was likely to be rejected given the official announcements of various public services issued in late 2015 as well as several meetings with the authorities and in response to the concerns of residents living near Lake Neltume, we decided to study new design alternatives in order to redesign the discharge to the lake. As a consequence of this decision, we recorded a write-off of Ch$ 2.7 billion in the fourth quarter of fiscal year 2015, associated with some assets related with the original Environmental Impact Study, which was withdrawn on December 29, 2015, and other studies directly related to the original design. This is not related to the transmission line project, which is continuing as planned and there are studies underway to be filed again.

Regarding the social area, Endesa Chile has established a permanent working model for engaging local communities where its power plants and projects are located, supporting forum of discussion and promoting competitive funds in order to be the community and its members themselves who define which projects to develop, based on their interests and needs.

The new design for the Neltume project will require additional technical and environmental studies, a process that will be carried out by generating opportunities for collaboration and common views, as far as possible, with communities and local authorities. The purpose of Endesa Chile is to achieve project development in a harmonious way with the territorial, social and environment framework, in line with the energy requirements of the region and the country.

We expect construction to start during 2020 and completion in 2025. This project is being financed primarily with internally generated funds. The estimated total investment is between Ch$ 500 and 800 billion, of which Ch$ 43,221 million was accrued as of December 31, 2015. This accrued amount does not include the aforementioned write-off.

Piruquina Hydroelectric Project

The Piruquina Hydroelectric project is located in Los Lagos region, on Chiloé Island, and will use water from the Carihueico River. The Piruquina project consists of an 8 MW installed capacity mini hydroelectric power plant. Its architecture provides a small connecting tunnel of approximately 200 meters. It will be connected to the SIC at the Pid-Pid substation, through a 6 kilometer 23 kV transmission line.

This project has all the engineering studies and principal permits required, as well as the favorable RCA issued on November 10, 2009 and the Hydraulic Work Permit (“PHO” in its Spanish acronym) granted on August 6, 2014 that approves and authorizes the construction of hydraulic works for the power plant.

Currently, we expect construction to start during 2016 and completion in 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 21,141 million, of which Ch$ 2,698 million was accrued as of December 31, 2015.

Ttanti Combined-Cycle Project

The Ttanti project is located in Antofagasta region, on land adjacent to the existing Atacama power plant that is located in the industrial zone of Mejillones city. The project consists of the construction of three units of natural gas combined-cycle power plant with an aggregate installed capacity of approximately 1.290 MW (430 MW each one) and would be able to use diesel oil as a backup in case of scarcity of natural gas. The power plant would be connected to SING through a 0.5 km 220 kV double circuit transmission line to the Atacama substation, which will required to be expanded for this purpose.

Currently, the project is in the environment assessment phase. On December 22, 2015, we registered the Addendum No. 1, which responded to the inquiries formulated by the SEA and we are currently waiting for the new comments that might formulate the SEA.

We expect to receive the RCA at the end of 2016. If the RCA is favorable, we expect construction to start during 2018 and completion in 2021. The estimated total investment of the first unit is Ch$ 321,653 million, of which Ch$ 677 million was accrued as of December 31, 2015.

Taltal Combined-Cycle Project

The project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy, which will considerably improve its efficiency. The Taltal power plant is located in the Antofagasta region. Currently, the existing Taltal power plant has two gas turbines of 120 MW each. The extra power to be added by the steam turbine would be approximately 130 MW and therefore, the Taltal power plant would achieve a total capacity of 370 MW and an efficiency increase. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

In December 2013, a DIA was submitted to the SEA for approval, in order to optimize the project. The main modification relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system (using air condensers). During the second quarter of 2015, Addendum No. 2 was submitted, responding to the second round of observations formulated by the SEA. During the third quarter of 2015, the SEA formulated its third round of observations and Endesa Chile decided to postpone sending a response until the end of 2016. This decision was made to create opportunities for dialogue and work in partnership with the local community and thus, build a collaborative, transparent and constructive relationship, enabling us to benefit mutually in the development of the project.

We expect construction to start during 2018 and its commissioning is expected for 2021. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 186,106 million, of which Ch$ 2,879 million was accrued as of December 31, 2015.

Distribution Business

Chilectra

As of December 31, 2015, Chilectra Chile invested a total of Ch$ 66.5 billion1, among them, the completion of construction works related to the new 220 kV transmission line Chicureo Substation (approximately Ch$ 2.1 billion) and to 110 kV transmission line Chena – Cerro Navia, specifically construction works in the Substation Cerro Navia – Transelec, in order to begin with the expansion of the Substation. In addition, construction works related to the 110 kV transmission line Florida – Ochagavía, which will be used as support of both stretches Tap Club Hipico – San Joaquin (Ch$ 745.4 million), 110 kV transmission line Chena – Espejo (approximately Ch$ 54.1 million), and the construction works related to the 110 kV transmission line Florida – Los Almendros (Ch$ 208.9 million), in which some towers were transferred to the area of Quebrada de Macul Hondonada. Regarding the medium voltage network, five new feeders were built: 12 kV feeder Einstein of the Substation Recoleta (Ch$ 383.1 million), 12 kV feeder Los Cerezos of the Substation Macúl (approximately Ch$ 424.5 million), 12 kV feeder Tegualda of the Substation Santa Elena (approximately Ch$ 844.9 million), 12 kV feeder Necochea of the Substation San José (approximately Ch$ 325.5 million) and the 12 kV feeder Antuco of the Substation Santa Raquel (approximately Ch$ 165.1 million).

[1]	Does not include Intercompany purchases.

Regarding the large customers supply, the following feeders entered into operation: 23 kV feeders Luna 2 and Luna 3 (23 kV) of the Substation Chacabuco, which serves Google (approximately Ch$ 274.8 million), 12 kV feeders Visviri and Helsby (12 kV) of the Substation Andes, which serves Mall Plaza Los Domínicos (approximately Ch$ 522.9 million), 12 kV feeder Santa Clara of the Substation Recoleta, which serves Claro and Citypark (Ch$ 299.5 million). Finally, three feeders are currently in construction and they are expected to enter into operation during 2016.

Major Encumbrances

As of December 31, 2015, we have full ownership of our assets and they are not subject to material encumbrances.

Climate Change

In recent years, Chile and the region have seen an increase of developments related to NCRE and strategies to combat climate change. This has required both the public and private sectors to adopt strategies in order to comply with the new environmental requirements, as evidenced by legal obligations at the local level, commitments assumed by countries at the international level, and the demanding requirements of the international markets.

NCREs provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

The Canela I wind farm (18 MW, in operation since 2007) and Canela II wind farm (60 MW, in operation since 2009) are the NCRE facilities owned by Endesa Chile, which have contributed clean and renewable energy to the SIC. Regarding the development of CO2 emission reduction mechanisms, the projects in the Clean Development Mechanism (“CDM”) circuit were as follows:

Canela I Wind Farm: On April 3, 2009, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the Canela project as a CDM project, which recognizes that this wind farm may verify and trade credits for greenhouse gas emissions that it will avoid during its useful life. On February 24, 2014, the UNFCCC approved the issuance of credits for 44,919 tons of CO2 emissions for the operational period of 2009 through 2011. Certified Emission Reductions (“CERs”) of subsequent periods have not yet been verified.

On August 8, 2013, the Canela I wind farm achieved registration under the Gold Standard (“GS”). This allowed Endesa Chile to apply for the GS verification process, which would provide GS Voluntary Emission Reductions (“VER”).

Canela II Wind Farm: On August 12, 2012, the UNFCCC approved the registration of the Canela II project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life.

Detail of CDM Projects Processed in 2015 by Endesa Chile

CDM project	Company/country	Position as of December 31, 2015	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)(1)

Canela I Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009. Issuance of 44,919 CERs(2) during the period from 2009 to 2011. Subsequent periods are not yet verified.	0.5713	27,251

Canela I Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Gold Standard (Voluntary Standard) since August 2013.	0.5713	27,251 (VER not yet verified) (3)

Canela II Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since August 2012. CDM procedure implemented.	0.6541	89,990

(1)	Obtained from the PDD (Project Design Document) of each project.
(2)	CER: Certified Emission Reductions.
(3)	VER: Voluntary Emission Reductions.

In compliance with the group climate change guidelines, we have secured the certification of our carbon footprint for a fourth time. The Spanish Association of Standards and Certification (Asociación Española de Normalización y Certificación or “AENOR”), an independent certification authority, acknowledged the validity of the methodology. Acknowledgement by AENOR includes verification of the group’s carbon footprint reports from 2009 to 2014. A carbon footprint is the sum of all greenhouse gases (“GHGs”) produced by a company in the course of its business activity. We are striving to reduce our emissions as part of our commitment to combat climate change. The first step involves measuring our carbon footprint.

As part of the process of calculating our carbon footprint, we plan to obtain a GHG inventory, including direct emissions associated with activities controlled by us. We also plan to obtain a GHG inventory of indirect emissions, which are not generated through sources we control but are consequences of our activities.

The tools used to calculate emissions include audits and checks at all of our facilities. This enables us to monitor our carbon footprint throughout the entire electricity supply chain. Calculating the carbon footprint also enables us to identify phases of our activities with the greatest potential to boost energy efficiency and reduce emissions.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

A. Operating Results.

General

The following discussion should be read in conjunction with our combined financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited combined financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation and distribution companies in Chile. Our revenues, income and cash flows come from the operations of the combined entities and associates in Chile.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in the economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our combined operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

Since May 2014, we have fully combined GasAtacama Holding and its subsidiaries, including GasAtacama, in our combined financial statements, as a result of Endesa Chile’s purchase of an additional 50% of GasAtacama Holding’s shares from Southern Cross Latin America Private Equity Fund III, L.P., which increased our economic interest in GasAtacama to 60.7% and granted the control of this entity. Prior to this transaction, the company was recognized as jointly-controlled company.

a.	Generation Business

A substantial part of our generation capacity depends on the prevailing hydrological conditions. Our installed capacity as of December 31, 2015 and 2014 was 6,351 MW and as of December 31, 2013 was 5,571 MW, of which 54.6% and 62.2% respectively, was hydroelectric. The 780 MW increase in installed capacity between December 31, 2013 and 2014 is due to the inclusion of GasAtacama’s thermal generation capacity since May, 2014. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 11,842 GWh, 11,561 GWh and 9,889 GWh in 2015, 2014 and 2013, respectively. Our 2015 hydroelectric generation was higher than 2014 mainly due to more favorable hydrological conditions. Nevertheless, some important reservoirs are still at low levels due to several years of drought since 2010, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of hydrology as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the months that typically have the most precipitation are May through August, and the months when snow and ice melts typically are October though March, providing water flow to our lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them concentrated in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions into dry, wet or normal, although there are many other possible scenarios well beyond these three. Extreme hydrological conditions materially affect our operating results and financial conditions. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric or thermal generation, which is constantly being defined by the CDEC to minimize the operating cost of the entire system. Pass-through hydroelectric generation is almost always the least expensive method to generate electricity and normally has a marginal cost close to zero. In the case of reservoirs, Chilean authorities assign a cost for the use of water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. This is the case of Laja Lake, which is used as a reference for the SIC. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase prices. Spot market prices affect our results since we purchase electricity in the spot market in the case that we have deficits between our contracted energy sales and our generation, and we sell electricity in the spot market if we have electricity surpluses.

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

To illustrate the effects of hydrology on our operating results, the following table describes certain hydrological conditions, their expected effects on spot prices and generation, and the expected impact on our operating income, assuming that other factors remain unchanged. In all cases, hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Hydrological Conditions	Expected effects on spot prices and generation	Expected impact on our operating results

Dry	Higher spot prices

Positive: if our generation is higher than contracted energy sales, energy surpluses are sold in the spot market at high prices.

Negative: if our generation is less than contracted sales, there is an energy deficit and we must purchase in the spot market at high prices.

	Reduced hydro generation	Negative: less energy available to sell in the spot market.
	Increased thermal generation	Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at high prices.

Wet	Lower spot prices

Positive: if our generation is less than energy contracted sales, the energy deficit is covered by purchases in the spot market at low prices.

Negative: if there are energy surpluses, they are sold in the spot market at low prices.

	Increased hydroelectric generation	Positive: more energy available to sell in the spot market despite the low prices.
	Reduced thermal generation	Negative: less energy available to sell in the spot market.

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different than those shown above. For example, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if the demand grows, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

In recent years, additional thermal capacity has helped to offset poor hydrological conditions, resulting in better operating margins. However, operations of the Bocamina I and II thermal power plants were stopped for extended periods in 2014 due to an injunction from the Court of Concepción. This shutdown would have had less impact if there had been better hydrological conditions during this period. On July 1, 2015, the plants became available for dispatch after obtaining the required authorization.

Hydrological conditions were less favorable than the historical average during the period between January 2015 and July 2015. During this time, we also had reduced thermal generation due to the shutdown of Bocamina I and II, and higher spot prices than normal years that to some extent were mitigated by the reduction of commodity prices. Our generation was lower than our contracted sales, resulting in higher energy purchase costs. Since July 2015, Bocamina I and II have been available and since August 2015 hydrological conditions have improved, and have been within the normal historical range, resulting in better operating income compared to the same period in 2014.

Hydrological conditions in 2013 were slightly drier than 2014, with fuel oil and coal being more expensive in 2013 than in 2014. We also purchased energy on the spot market at a higher price to meet our contractual obligations. Operating income, excluding depreciation, amortization and impairment losses, was similar to 2014.

b.	Distribution Business

Our electricity distribution business is conducted through Chilectra Chile. For the year ended December 31, 2015, electricity sales amounted to 15,893 GWh, an increase of 1.3% compared to 2014. For the year ended December 31, 2014, electricity sales totaled 15,690 GWh, increasing by 3.6% compared to 2013. Chilectra Chile operates in the Santiago metropolitan area, providing electricity to almost 1.8 million customers. Santiago is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. Chilectra Chile faces growing electricity demand, because of organic growth in demand, which obliges it to continually invest in its facilities.

Among the key factors that impact our financial in the distribution business results are regulations. This is especially true when the actions adopted by government authorities define or intervene with directly regulated customer tariffs, or affect the price at which distributors can buy their energy. Our ability to buy electricity relies highly on generation availability, and to regulation in a lesser degree. In the past, we focused on reducing physical losses, especially those due to illegally tapped energy, currently at a 5.3% level. We are working on improving our collectability indices and our efficiency.

c.	Selective Regulatory Developments

The regulatory framework governing our businesses has a material effect on our operating results. In particular, regulators set (i) energy prices in the generation business, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution,” or VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. Our earnings are determined to a large degree by government regulators, mainly through the tariff setting process.

Chilectra Chile’s tariffs will be reviewed during the second half of 2016. Such reviews seek to capture distribution efficiency and economies of scale based on economic growth.

For additional information relating to the regulatory framework, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

d.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “— Chilean economic fluctuations could affect our results of operations and financial condition as well as the value of our securities.”

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the Chilean peso may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities.

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2015		2014		2013
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	654.66	710.16	570.40	606.75	495.18	524.61

Source: Central Bank of Chile

e.	Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our combined financial statements under IFRS are those described below.

For further detail of the accounting policies and the methods used in the preparation of the combined financial statements, see Notes 2 and 3 of the Notes to our combined financial statements

Impairment of Long-Lived Assets

During the year, and principally at year end, we evaluate whether there is any indication that an asset has been impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of cash generating units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater of (i) the fair value less the cost needed to sell and (ii) the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, that form part of a cash generating unit, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units, revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates, between 4.5% and 5.1%, which are not increasing nor do they exceed the average long-term growth rates for the particular sector.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business in Chile. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity.

The pre-tax nominal discount rates applied in 2015, 2014 and 2013 are as follows:

		Year ended December 31,
		2015		2014		2013
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	8.1%	12.7%	7.9%	13.0%	7.8%	16.3%

If the recoverable amount is less than the net carrying amount of the cash generating unit, the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the combined statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, any adjustments made are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 24 of the Notes to our combined financial statements as of December 31, 2015, we have estimated the probable outflows of resources for resolving these claims to be Ch$ 14.8 billion. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Cash Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account that forms part of Other Comprehensive Income and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future U.S. dollar revenue streams. Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

Pension and Post-Employment Benefit Liabilities

We have various defined benefit plans for our employees. These plans pay benefits to employees at retirement and use formulas based on years of service and employee compensations. We also offer certain additional benefits for some retired employees in particular.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include employee turnover, life expectancy, retirement age, discount rates, the future level of employee compensations and benefits, the claims rate under medical plans and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of 100 basis points in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 4.1 billion, Ch$ 3.9 billion and Ch$ 3.2 billion as of December 31, 2015, 2014 and 2013, respectively, and the effect of a decrease of 100 basis points in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 4.7 billion, Ch$ 4.6 billion and Ch$ 3.7 billion as of December 31, 2015, 2014 and 2013, respectively.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our combined financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014

Combined Revenues

Generation Business

The following table sets forth the physical electricity sales of Endesa Chile and its subsidiaries and the corresponding changes for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in GWh)			(in %)
Endesa Chile and subsidiaries	23,558	21,157	2,401	11.3

Distribution Business

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution business consist of charges for new connections and the maintenance and rental of meters, among others.

The following table sets forth the physical electricity sales of Chilectra Chile and the corresponding changes for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in GWh)			(in %)
Chilectra Chile	15,893	15,690	203	1.3

The following table sets forth our revenues by business for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	1,543,812	1,220,566	323,246	26.5

Distribution Business
Chilectra Chile and subsidiaries	1,257,732	1,127,893	129,839	11.5

Non-electricity business and combination adjustments	(402,515)	(299,393)	(103,122)	34.4

Total	2,399,029	2,049,065	349,964	17.1

Generation Business: Revenues

Revenues from Endesa Chile increased by Ch$ 323.2 billion, or 26.5% in 2015, compared to 2014, mainly due to (i) Ch$153.6 billion as a result of 16.0% increase in average energy sale prices, (ii) Ch$ 88.9 billion as result of increased physical sales of 2,401 GWh, or 11.3%, due to both increased contractual sales, especially to distributors, and increased sales in the spot market, and (iii) Ch$ 69.9 billion of higher revenues contributed by GasAtacama, a combined entity since May 2014.

Distribution Business: Revenues

Revenues from Chilectra Chile increased by Ch$ 129.8 billion, or 11.5%, in 2015 compared to 2014. This increase is a result of (i) higher energy sales of Ch$ 115.1 billion, mainly due to Ch$ 7.1/MWh (10.7%) increase of the tariff to regulated clients due to regular indexed cost adjustment in the tariff, which accounted for Ch$ 105.4 billion of the increase and (ii) Ch$ 16.4 billion higher revenues from other services, mainly related to tolls charged to generating companies and rental and maintenance of street lighting and network installments. The number of customers rose by approximately 43,500 in 2015 compared to 2014, totaling approximately 1,780,800.

Combined Operating Costs

Total operating costs consist primarily of energy purchases from third parties, fuel purchases, tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries and administrative and selling expenses.

The following table sets forth our combined operating costs in Chilean pesos and, as a percentage of total combined operating costs, for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	860,203	45.9	788,421	47.3
Fuel consumption	327,503	17.5	305,480	18.3
Transportation costs	182,453	9.7	151,949	9.1
Depreciation, amortization and impairment losses (1)	150,147	8.0	141,623	8.5
Other fixed costs (1)	125,857	6.7	110,454	6.7
Employee benefit expense and others (1)	115,551	6.2	104,836	6.3
Other variable procurement and services	111,826	6.0	63,553	3.8

Total	1,873,540	100.0	1,666,315	100.0

(1) Corresponds to selling and administration expenses.

The following table sets forth our operating costs (excluding selling and administrative expenses) by business for the years ended December 31, 2015 and 2014.

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	880,891	750,213	130,678	17.4

Distribution Business
Chilectra Chile and subsidiaries	983,733	855,758	127,975	15.0

Non-electricity business activities and combination adjustments	(382,639)	(296,569)	(86,070)	29.0

Total	1,481,985	1,309,402	172,583	13.2

Generation Business: Operating Costs

Operating costs increased by Ch$ 130.7 billion, or 17.4%, in 2015 compared to 2014, mainly due to (i) Ch$ 39.5 billion of higher other variable procurement and services costs mostly attributable to (a) Ch$ 23.7 billion related to the cost of the agreement with Gener’s Nueva Renca combined-cycle power plant that allows Endesa Chile to use its available LNG and (b) Ch$ 9.4 billion of higher water transportation costs for the operation of the San Isidro power plant, (ii) Ch$ 36.9 billion of higher gas transportation costs related to additional energy purchases, (iii) Ch$ 22.0 billion of higher fuel consumption costs mainly due to Endesa Chile’s higher coal consumption costs of Ch$ 16.0 billion, and (iv) increased purchases of energy on the spot market of Ch$ 32.2 billion due to higher sales.

Distribution Business: Operating Costs

Operating costs of Chilectra Chile increased by Ch$ 128.0 billion, or 15.0%, in 2015 compared to 2014, mainly due to Ch$ 115.3 billion greater energy purchases, primarily attributable to a higher average purchase price of Ch$ 6.5 /GWh (13.2%) as a result of regular indexed costs adjustment that accounted for Ch$ 105.3 billion. In addition, operating costs increased because of variable procurement and service costs of Ch$ 8.2 billion, and higher transportation costs of Ch$ 4.5 billion.

Combined Selling and Administrative Expenses

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our combined selling and administrative expenses as a percentage of total combined selling and administrative expenses for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014
	(in %)
Other fixed costs	32.1	30.9
Employee benefit expense and others	29.5	29.4
Depreciation, amortization and impairment losses	38.4	39.7

Total	100.0	100.0

The following table sets forth our combined selling and administrative expenses by business for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	261,088	224,627	36,461	16.2

Distribution Business
Chilectra Chile and subsidiaries	124,706	118,028	6,678	5.7

Non-electricity business and combination adjustments	5,761	14,258	(8,496)	(59.6)

Total	391,555	356,913	34,642	9.7

Selling and administrative expenses increased by Ch$ 34.6 billion, or 9.7%, in 2015 compared to 2014, mainly due to (i) higher other fixed costs of Ch$ 24.9 billion mostly attributable to increased costs related to the corporate reorganization and higher fines for sanctions and litigations, and (ii) higher charges in Endesa Chile for depreciation of Ch$ 2.8 billion from the full consolidation of GasAtacama.

Combined Operating Income

The following table sets forth our operating income by business for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	401,833	245,726	156,107	63.5

Distribution Business
Chilectra Chile and subsidiaries	149,294	154,107	(4,813)	(3.1)

Non-electricity business and combination adjustments	(25,638)	(17,083)	(8,555)	50.1

Total combined operating income	525,489	382,750	142,739	37.3

Combined Other Results

The following table sets forth our other results for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	15,270	14,763	507	3.4
Financial costs	(66,701)	(75,626)	8,925	11.8
Profit for indexed assets and liabilities	4,839	15,264	(10,425)	(68.3)
Foreign currency exchange differences	(51,277)	(21,444)	(29,833)	(139.1)

Total	(97,869)	(67,045)	(30,826)	(46.0)

Others
Gain from sales of assets	20,056	70,893	(50,837)	(71.7)
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	8,905	(54,353)	63,258	n.a.

Total	28,961	16,540	12,421	75.1

Total Combined Other results	(68,908)	(50,504)	(18,404)	(36.4)

Financial Results

The net financial results for the year ended December 31, 2015 was an expense of Ch$ 97.9 billion, an increase of Ch$ 30.8 billion, or 46.0%, compared to 2014. This increase was primarily due to (i) higher charges for foreign currency exchange differences of Ch$ 29.8 billion mainly as a result of the devaluation of the Chilean peso against the U.S. dollar that affected the valuation of financial debt and derivative instruments and (ii) decreased gain for indexed assets and liabilities of Ch$ 10.4 billion due to lower inflation rate in 2015, compared to 2014. These greater expenses were partially offset by Ch$ 8.9 billion of lower financial costs due to lower intercompany debt.

Others

The gain from sales of assets for the year ended December 31, 2015 was Ch$ 20.1 billion, a decrease of Ch$ 50.8 billion or 71.7%, compared to 2014. This decrease was primary due non-recurring gains in 2014 of (i) Ch$ 42.6 billion recorded in 2014 arising from the revaluation of the 50% pre-existing investment in GasAtacama and a recognition of its accumulated currency exchange differences and (ii) Ch$ 21.1 billion recorded in 2014 from the sale of the equity interest in Los Maitenes and Aguas Santiago Poniente (ENEA Project). The decrease was partially offset by a net gain of Ch$ 14.6 billion from the sale of land (Alonso de Córdova substation) during the fourth quarter of 2015.

Our share of the profit (loss) of associates and joint ventures investments accounted for using the equity method in 2015 was Ch$ 8.9 billion, an increase of Ch$ 63.3 billion as compared to 2014, primarily due to the non-recurring impairment loss of Ch$ 69.1 billion recorded in December 2014 in connection with HidroAysén project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals.

Combined Income Tax Expenses

Combined income tax expenses totaled Ch$ 109.7 billion in 2015, a decrease of Ch$ 23.1 billion, or 17.4%, compared to 2014. The decrease in corporate income tax expense was mainly due to the absence in 2015 of a one-time effect recorded as a net deferred tax liability of Ch$ 66.7 billion in 2014, following the tax reform enacted in Chile on September 29, 2014. The 2014 tax reform established a gradual increase in the taxation rate until 2018 and is expected to slightly affect our results in the future, considering that the main impacts on deferred taxes have been already recognized.

The combined effective tax rate was 24.0% in 2015 and 39.9% in 2014.

Combined Net Income

The following table sets forth our combined net income before taxes, income tax expenses and net income for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Combined Operating income	525,489	382,750	142,739	37.3
Combined Other results	(68,908)	(50,504)	(18,405)	36.4

Net income before taxes	456,581	332,246	124,334	37.4
Combined Income tax expenses	(109,613)	(132,687)	23,076	17.4

Combined Net income	346,968	199,559	147,408	73.9
Net income attributable to the Parent Company	251,838	162,459	89,379	55.0
Net income attributable to non-controlling interests	95,130	37,101	58,029	156.4

The increase in net income attributable to non-controlling interests of Ch$ 58.0 billion in 2015 compared to 2014, is primarily due to the Ch$ 69.3 billion increase of net income attributable to the non-controlling interests of Endesa Chile for 2015, which in turn is mainly due to the increase in net income in Endesa Chile by Ch$ 154.7 billion. The controlling and economic interest in Endesa Chile is the same in both years (59.98%).

3.	Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013.

Combined Revenues

Generation Business

The following table sets forth the physical electricity sales of Endesa Chile and its subsidiaries and the corresponding changes for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013	Change	Change
	(in GWh)			(in %)
Endesa Chile and subsidiaries	21,156	20,406	750	3.7%

Distribution Business

The following table sets forth the physical electricity sales of Chilectra Chile and the corresponding changes for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013	Change	Change
	(in GWh)			(in %)
Chilectra Chile	15,690	15,140	550	3.6%

The following table sets forth our revenues by business for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	1,220,566	959,787	260,779	27.2

Distribution Business
Chilectra Chile and subsidiaries	1,127,893	975,024	152,869	15.7

Non-electricity business and combination adjustments	(299,394)	(196,728)	(102,666)	52.2

Total	2,049,065	1,738,083	310,982	17.9

Generation Business: Revenues

Revenues increased by Ch$ 260.8 billion, or 27.2%, in 2014 compared to 2013, mainly due to (i) Ch$ 160 billion as result of 29.5% increase in average energy sales prices; (ii) Ch$ 113.0 billion of revenues contributed by GasAtacama, which is consolidated by Endesa Chile since May 2014, and (iii) Ch$ 30 billion as a consequence of an increase in physical sales of 3.7% mainly to distribution companies. This increase was partially offset by Ch$ 39.7 billion lower revenues from other services, mostly tolls.

Distribution Business: Revenues

Revenues from our Chilectra Chile combined entity increased by Ch$ 152.9 billion, or 15.7%, in 2014 compared to 2013, as a result of (i) higher average energy prices due to indexed cost adjustments not previously reflected that contributed higher revenues by Ch$ 124.5 billion and (ii) Ch$ 30.6 billion due to 550 GWh, or 3.6%, higher physical sales due to lower temperatures than the previous year. The number of customers rose by approximately 43,400 in 2014 compared to 2013, totaling approximately 1,737,300.

Combined Operating Costs

Combined operating costs consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our operating costs, as a percentage of total operating costs, for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014		2013
	(in million of Ch$)	(in %)	(in million of Ch$)	(in %)
Operating Costs as a Percentage of Total Operating Costs
Energy purchases	788,421	47.3	568,467	42.2
Fuel purchases	305,480	18.3	211,612	15.7
Transportation costs	151,949	9.1	182,821	13.6
Depreciation, amortization and impairment losses (1)	141,623	8.5	127,720	9.5
Other fixed costs (1)	110,454	6.7	114,553	8.5
Employee benefit expense and others (1)	104,836	6.3	105,283	7.8
Other variable cost	63,553	3.8	36,004	2.7

Total Combined Operating Costs	1,666,315	100.0	1,346,460	100.0

(1)	Corresponds to selling and administration expenses.

Our 2014 total operating cost structure remained similar to our 2013 operating cost structure, except for the energy purchases that increased due to the stoppage of Bocamina II since December 2013.

The following table sets forth our combined operating costs (excluding selling and administrative expenses) by business for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	750,213	494,892	255,321	51.6

Distribution Business
Chilectra Chile and subsidiaries	855,758	712,458	143,300	20.1

Non-electricity business and combination adjustments	(296,569)	(208,446)	(88,123)	(42.3)

Total	1,309,402	998,904	310,498	31.1

Generation Business: Operating Costs

Operating costs of Endesa Chile increased by Ch$ 255.3 billion, or 51.6%, in 2014 compared to 2013, mainly due to (i) Ch$ 164.0 billion increased purchases of energy on the spot market , primarily due to the stoppage of the Bocamina II thermal power plant from December 2013 through 2014 and (ii) Ch$ 93.9 billion higher fuel consumption costs mainly as a consequence of the full combination of GasAtacama since May 2014, which increased costs by Ch$ 53.9 billion and a Ch$ 35.0 billion increase associated with the San Isidro and Tarapaca thermal plants due to higher price of LNG.

Distribution Business: Operating Costs

Operating costs of Chilectra Chile increased by Ch$ 143.3 billion, or 20.1%, in 2014 compared to 2013, mainly due to greater energy purchases of Ch$ 137.9 billion to cover the physical energy sales, of which Ch$ 111.4 billion was the result of higher average purchase price of Ch$ 6.9/GWh due to the regular indexation cost adjustments and Ch$ 26.5 billion by 589 GWh of higher physical energy purchases.

Combined Selling and Administrative Expenses

Combined selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our combined selling and administrative expenses, as a percentage of total combined selling and administrative expenses, for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013
	(in %)
Selling and Administrative Expenses as a Percentage of Selling and Administrative Expenses
Other fixed costs	30.9	32.9
Employee benefit expense and others	29.4	30.3
Depreciation, amortization and impairment losses	39.7	36.8

Total	100.0	100.0

The following table sets forth our selling and administrative expenses by business for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	224,627	202,030	22,597	11.2

Distribution Business
Chilectra Chile and subsidiaries	118,028	122,503	(4,475)	(3.7)

Non-electricity business and combination adjustments	14,258	23,023	(8,765)	(61.9)

Total combined selling and administrative expense	356,913	347,556	9,357	2.7

Selling and administrative expenses increased by Ch$ 9.4 billion, or 2.7%, in 2014 compared to 2013, mainly due to higher charges for depreciation and an impairment of Ch$ 21.2 billion in the generation business, which includes Ch$ 12.6 billion of impairment losses with respect to the Punta Alcalde project. On January 29, 2015, Endesa Chile halted development of the power plant and the related transmission project in light of the changes requested by a Chilean court, which may require major modifications to make the project economically and technologically more sustainable. This was offset by Ch$ 7.2 billion lower depreciation and impairment losses in Chilectra Chile.

Combined Operating Income

The following table sets forth our combined operating income by business for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Endesa Chile and subsidiaries	245,726	262,865	(17,139)	(6.5)

Distribution Business
Chilectra Chile and subsidiaries	154,107	140,063	14,044	10.0

Non-electricity business and combination adjustments	(17,083)	(11,305)	(5,778)	(51.1)

Total	382,750	391,623	(8,873)	(2.3)

Combined Other Results

The following table sets forth other results for the years ended December 31, 2014 and 2013:

	Years ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	14,763	13,651	1,112	8.1
Financial costs	(75,626)	(69,769)	(5,857)	(8.4)
Profit for indexed assets and liabilities	15,264	1,593	13,671	n.a.
Foreign currency exchange differences	(21,444)	(1,838)	(19,606)	n.a.

Total	(67,045)	(56,363)	(10,682)	(19.0)

Others
Gain from sales of assets	70,893	14,528	56,365	n.a.
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	(54,353)	24,309	(78,661)	n.a.

Total	16,540	38,837	(22,297)	(57.6)

Total combined other results	(50,504)	(17,526)	(32,978)	n.a.

Financial Results

The net financial results for 2014 was a net expense of Ch$ 67.0 billion. The net expense increased Ch$ 10.7 billion, or 19.0%, compared to 2013. This increase is mainly due to: (i) increased charges for foreign currency exchange differences of Ch$ 19.6 billion, as a result of the devaluation of the Chilean peso against the U.S. dollar that affected the valuation of derivative instruments and (ii) higher financial costs by Ch$ 5.9 billion, mainly due to the increase in the financial debt. This increase was partially offset by a gain for indexation adjustments of Ch$ 13.7 billion mainly due to the positive variation of financial derivatives asset position over the UF.

Others

Gains from sales of assets increased by Ch$ 56.4 billion, mainly due to the recognition of a Ch$ 42.5 billion gain arising from the revaluation of the 50% pre-existing investment participation in GasAtacama and the recognition of its accumulated currency exchange differences, and a Ch$ 21.1 billion gain on the sale of Los Maitenes and Aguas Santiago Poniente (Enea Project in former Manso de Velasco), partially offset by reduced sales of investment properties and transmission lines of Ch$ 11.0 billion. The share of profits (loss) of associates and joint ventures accounted for using the equity method decreased by Ch$ 78.7 billion, mainly as a result of the impairment loss of Ch$ 69.1 billion in connection with the HidroAysén project, due to Endesa Chile’s decision not to proceed with this project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals. This result also decreased by Ch$13.9 billion as a result of combination of GasAtacama Holding beginning in 2014 and not being accounted under the equity method as it was during the 2013. Such decreases were partially offset by an increase of Ch$ 4.4 billion relating to Electrogas.

As a result of all the foregoing, total non-operating results for 2014 amounted to a net expense of Ch$ 50.5 billion.

Combined Income Taxes

Combined income tax increased by Ch$ 71.0 billion in 2014 compared to 2013 mainly due to (i) increased charges of Ch$ 62.0 billion due to the one-time recognition effect of net deferred tax liabilities as a result of the application of the tax reform enacted in Chile on September 29, 2014, which established a gradual increase in the taxation rate and, (ii) the additional net income due to the combination of GasAtacama that resulted in additional income tax by Ch$ 10.2 billion.

The effective tax rate was 39.9% in 2014 and 16.5% in 2013.

Combined Net Income

The following table sets forth our combined net income before tax, income tax and net income for the periods indicated.

	Years ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Combined Operating income	382,750	391,623	(8,873)	(2.3)
Combined Other results	(50,504)	(17,526)	(32,978)	(188.5)

Combined Net income before taxes	332,246	374,097	(41,851)	(11.2)
Income tax expenses	(132,687)	(61,712)	(70,975)	(115.0)

Combined Net income	199,559	312,385	(112,826)	(36.1)
Net income attributable to the Parent Company	162,459	229,527	(67,068)	(29.2)
Net income attributable to non-controlling interests	37,100	82,858	(45,758)	(55.2)

The net income attributable to non-controlling interests decreased by Ch$ 45.8 billion in 2014 compared to 2013 primarily due to the Ch$ 46.9 billion of lower net income attributable to the non-controlling interests of Endesa Chile for the corresponding years, which in turn is mainly due to the decrease in the net income contributed by Endesa Chile of Ch$ 117 billion. The controlling and economic interest in Endesa Chile remained the same in both periods (59.98%).

B.	Liquidity and Capital Resources.

We have no significant assets other than the stock of our Chilean combined entities. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We have a direct ownership in Endesa Chile (60.0%) and Chilectra Chile (99.1%), our main combined entities. We, on a stand-alone basis, receive cash inflows from our Chilean combined entities, as well as from related companies in Chile. Cash flows of our associates may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

Set forth below is a summary of our combined cash flow information for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in billions of Ch$)
Net cash flows from (used in) operating activities	576	265	443
Net cash flows from (used in) investing activities	(297)	(189)	(106)
Net cash flows from (used in) financing activities	(273)	(159)	(216)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	6	(83)	120
Effects of exchange rate changes on cash and cash equivalents	5	1	0.4
Cash and cash equivalents at beginning of period	133	215	94

Cash and cash equivalents at end of period	144	133	215

For the year ended December 31, 2015, net cash flow from operating activities was Ch$ 576 billion, an increase of Ch$ 311.6 billion, or 117.6%, compared to Ch$ 265 billion for the same period in 2014. The increase was primarily the result of an increase in collections from the sale of goods and services of Ch$ 662 billion comprised of: (i) Ch$ 286 billion from Endesa Chile, on a stand-alone basis, mainly due to an increase in physical sales, (ii) Ch$ 116 billion from the full inclusion of GasAtacama and (iii) Ch$ 337 billion from Chilectra Chile due to an increase of the tariff for regulated customers, despite the slight decrease in the collection rate from 99.6% to 97.0% in 2015 compared to 2014. These factors were due to increasing economic activity in recent years and greater per capita consumption. This increase was partially offset by: (i) an increase in payments to suppliers of goods and services of Ch$ 194 billion comprised of Ch$ 151 billion from Endesa Chile, which was mostly a consequence of higher variable procurement and service costs of Ch$ 39.5 billion, mostly attributable to costs related to the Endesa Chile’s lease of Gener’s Nueva Renca combined-cycle power plant for use of Endesa Chile’s available LNG, Ch$ 36.9 billion higher transportation costs related to additional energy purchases, and also comprised of Ch$ 133 billion from Chilectra Chile mainly due to Ch$ 115.3 billion of higher energy purchases due to the higher periodic price index changes; (ii) an increase in income tax payments of Ch$ 100 billion mainly due to lower tax refunds for Endesa Chile and increased tax advances for Chilectra Chile as a consequence of higher sales and (iii) an increase in other payments for operating activities of Ch$ 33 billion attributable to higher VAT payments by Chilectra Chile and GasAtacama as a consequence of higher sales (see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.— 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014”).

For the year ended December 31, 2014, net cash flow from operating activities was Ch$ 265 billion, a decrease of Ch$ 178 billion, or 40.2%, compared to net cash flow from operating activities of Ch$ 443 billion for 2013. The decrease was primarily the result of an increase in payments to suppliers of goods and services of Ch$ 392 billion comprised of Ch$ 283 billion from Chilectra Chile, mainly due to Ch$ 137.9 billion greater energy purchases to cover physical energy sales and Ch$ 228 billion from Endesa Chile as a result of Ch$ 164.0 billion greater purchases of energy on the spot market as a consequence of the shutdown of the Bocamina II coal-fired plant during 2014, as well as Ch$ 93.9 billion of higher fuel consumption in connection with the full inclusion of GasAtacama since May 2014 and higher LNG prices in comparison to 2013. In addition, lower operating cash flow was attributable to a decrease in the collections from insurance policies and services, annual payments, and other benefits from policies held in 2014 of Ch$ 74 billion compared to 2013. In 2013, Endesa Chile received a Ch$ 72.2 billion insurance reimbursement for the loss of profits from the Bocamina I power plant and Ch$ 1.4 billion of material damages at the Bocamina II power plant, both related to the 2010 earthquake in Chile. The decrease in 2014 was partially offset by (i) the increase in collections from the sale of goods and services of Ch$ 282 billion comprised of Ch$ 171 billion from Endesa Chile, on a stand-alone basis, mainly due to higher physical sales, Ch$ 122 billion from the full inclusion of GasAtacama and Ch$ 71 billion from Chilectra Chile due to greater average energy sales even when the collection rate remained stable in comparison with 2013 (99.6% in 2014 versus 99.9% in 2013), and (ii) a decrease in income tax payments of Ch$ 34 billion mainly attributable to higher tax refunds in Endesa Chile (see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.— 3. Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013”).

For the year ended December 31, 2015, net cash used in investing activities was Ch$ 297 billion, compared to net cash used in investing activities of Ch$ 189 billion for the same period of 2014. The increase was mainly due to the acquisition of fixed assets totaling Ch$ 310 billion (see “Item 4. Information on the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”), all of which were partially offset by proceeds from dividends classified as investment cash flow of Ch$ 10 billion, loss of control of combined entities for Ch$ 7 billion, arising from the proceeds received for the sale of all of our shareholdings in Sociedad Concesionaria Túnel El Melon S.A., and interest received of Ch$ 3 billion.

For the year ended December 31, 2014, net cash used in investing activities was Ch$ 189 billion, compared to net cash used in investing activities of Ch$ 106 billion for 2013. The increase was mostly due to the acquisition of fixed assets totaling Ch$ 197 billion (see “Item 4. Information on the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”), the inclusion of GasAtacama, after the purchase of an additional 50% participation, of Ch$ 38 billion, a decrease of collections from derivatives contracts of Ch$ 17 billion and investments in time deposits with a maturity greater than 90 days of Ch$ 16 billion, all of which were partially offset by the loss of control of combined entities for Ch$ 41 billion, due to the sale of all the shareholdings in Maitenes and Aguas Santiago Poniente, proceeds from dividends classified as investment cash flow of Ch$ 13 billion and interest received of Ch$ 4 billion.

For the year ended December 31, 2015, net cash used in financing activities increased to Ch$ 273 billion from Ch$ 159 billion in 2014. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

•	Ch$ 140 billion of payments of bonds for Endesa Chile on a stand-alone basis.

•	Ch$ 135 billion in dividend payments (including Ch$ 103 billion for Enersis Américas, on a stand-alone basis, Ch$ 22 billion by Endesa Chile, on a stand-alone basis, excluding dividends paid to Enersis Chile, Ch$ 9 billion for Pehuenche, among others).

•	Ch$ 60 billion of interest expense, mainly for Endesa Chile on a stand-alone basis.

These outflows were partially offset by cash inflows primarily due to:

•	Ch$ 40 billion in loans from related entities, including Endesa Chile and Chilectra Chile.

•	Ch$ 29 billion of net investment from parent companies.

For the year ended December 31, 2014, net cash used in financing activities decreased to Ch$ 159 billion from Ch$ 216 billion in 2013. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

•	Ch$ 161 billion in dividend payments (including Ch$ 115 billion for Enersis Américas, on a stand-alone basis, Ch$ 35 billion for Endesa Chile, on a stand-alone basis, excluding dividends paid to Enersis Chile, Ch$ 8 billion for Pehuenche, among others).

•	Ch$ 159 billion of payments of loans from related entities.

•	Ch$ 118 billion of payments of loans and bonds for Endesa Chile on a stand-alone basis.

•	Ch$ 63 billion of interest expense mainly in Endesa Chile on a stand-alone basis.

These outflows were partially offset by cash inflows primarily due to:

•	Ch$ 222 billion in bond issuances by Endesa Chile.

•	Ch$ 131 billion of net investment from parent companies.

For a description of liquidity risks resulting from the inability of our combined entities to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our combined entities, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our controlled combined entities. Our operating combined entities independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We, on a stand-alone basis, have no legal obligations or other commitments to financially support our combined entities. We, on a stand-alone basis, currently have no debt obligations and are therefore not affected by any cross default provisions that could be triggered by combined entity defaults. Our combined entities could be financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “F. Tabular Disclosure of Contractual Obligations.”

We have American Depositary Shares listed and that trade on the NYSE and may in the future access the international equity capital markets (including SEC-registered ADS offerings) while our combined entity Endesa Chile has accessed the international equity capital markets, with an SEC-registered ADS offering on August 3, 1994. Endesa Chile has also issued bonds in the United States (“Yankee Bonds”) and we and Endesa Chile may issue Yankee Bonds depending on liquidity needs in the future. Since 1996, Endesa Chile and its subsidiary Pehuenche have issued a total of US$ 2,770 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by our combined entity, Endesa Chile, and the aggregate principal amount outstanding as of December 31, 2015. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Endesa Chile	10 years	April 2024	4.250	400	400
Endesa Chile(1)	30 years	February 2027	7.875	230	206
Endesa Chile(2)	40 years	February 2037	7.325	220	71
Endesa Chile(1)	100 years	February 2097	8.125	200	40

Total			5.813(3)	1,050	717

(1)	Endesa Chile repurchased some of these bonds in 2001.
(2)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.
(3)	Weighted-average coupon.

We have access to the Chilean domestic capital markets. Endesa Chile has issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Endesa Chile that are outstanding as of December 31, 2015.

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			(%)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Endesa Chile Series H	25 years	October 2028	6.20	4.0	2.8	71
Endesa Chile Series M	21 years	December 2029	4.75	10.0	10.0	256

Total			5.06(1)	14.0	12.8	327

(1)	Weighted-average coupon.

For a full description of local bonds issued by Endesa Chile, see “Unsecured liabilities detailed by currency and maturity” in Note 20 of the Notes to our combined financial statements.

We may also participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities. The amount outstanding or available under our syndicated revolving loan as of December 31, 2015 is set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Endesa Chile	Syndicated revolving loan	July 2019	200	—

The Endesa Chile revolving credit facility due July 2019 is governed by the laws of the State of New York and does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate from such committed revolving facility under any circumstances, including situations involving an MAE. On February 29, 2016, Endesa Chile entered into a new syndicated senior unsecured revolving loan under similar conditions due February 2020, which permit to draw on up to an additional US$ 200 million in the aggregate, of which US$ 150 million have been drawn as of the date of this Report.

We and Endesa Chile also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2013, Endesa Chile entered into 3-year bilateral revolving loans for an aggregate of UF 2.4 million (Ch$ 61 billion as of December 31, 2015) as set forth in the table below. These loans were closed voluntarily in January 2016, before their due date, and were renewed for an aggregate amount of UF 2.8 million (Ch$ 73 billion using the exchange rate of December 31, 2015) with a 3-year term starting in March 2016.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF$)	(in billions of UF$)
Endesa Chile	Bilateral revolving loans	February 2016	2.4	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately Ch$ 203 billion in the aggregate as of December 31, 2015 and Ch$ 251 billion in the aggregate (using 2015 year-end exchange rate), considering the inclusion of Endesa Chile’s renewed bilateral revolving loan.

We and Endesa Chile also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 113 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are not guaranteed , and therefore could limit our liquidity under certain circumstances. Our combined entities also have access to uncommitted local bank facilities, for a total amount of Ch$ 97 billion, none of which are currently drawn.

Both we and Endesa Chile may also access the Chilean commercial paper market under programs that need to be registered with the SVS. Endesa Chile has an outstanding program for a maximum of US$ 200 million. Finally, we can also have access to other types of financing, including supplier credits, leasing, among others.

As of December 31, 2015, we, on a stand-alone basis, had no debt obligations and was therefore not affected by any covenants or events of default. Endesa Chile’s outstanding debt facilities, with the exception of their Yankee Bonds, include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2015, the most restrictive financial covenant affecting Endesa Chile was the leverage ratio in connection with the bilateral revolving loan facility that were closed in January 2016. Under such covenant, the maximum additional debt that could be incurred without a breach is Ch$ 1,236 billion. As of December 31, 2015 and as of the date of this Report, our combined entities are in compliance with the financial covenants contained in our combined debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of Endesa Chile’s financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of Endesa Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the combined entities that could give rise to a cross default.

The cross default provisions for the Endesa Chile revolving credit facilities that are due in July 2019 and in February 2020, governed by the laws of the State of New York, refer to defaults of the borrower, without reference to any combined entity. Under such credit facilities, only matured defaults of the borrower exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of a particular outstanding facility choose to do so.

Neither the local facility of Endesa Chile, which was closed in January 2016, nor the new facility due in March 2019 have cross default provisions to debt other than the respective borrower’s own indebtedness.

Cross default provisions of Endesa Chile’s Yankee Bonds may be triggered by its Chilean subsidiaries’ debt. A matured default of Endesa Chile or one of its subsidiaries could result in a cross default to Endesa Chile’s Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies. In the specific case of the Endesa Chile’s Yankee Bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the trustee or bondholders representing at least 25% of the aggregate debt of a particular series then outstanding choose to do so. Finally, Endesa Chile’s local bonds do not have cross default provisions arising from its subsidiaries.

All of Endesa Chile’s Yankee Bonds, including those registered with the United States Securities and Exchange Commission, are unsecured and not subject to any guarantees by any of our combined entities or parent companies, or contain any financial covenants.

Payment of dividends and distributions by our combined entities and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain combined entities and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. Legal counsel informed us of the current legal restrictions regarding the payment of dividends or distributions to us in Chile. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our combined entities may restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Endesa Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Endesa Chile and its subsidiaries are allowed to lend to Enersis Américas or Enersis Chile. The threshold for such aggregate restriction of intercompany loans is US$ 100 million equal to approximately Ch$ 71 billion. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk factors— We depend in part on payments from our combined entities, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2016 through 2020 amount to Ch$ 1,304 billion, of which Ch$ 1,243 billion are considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures, such as those for Los Cóndores, as well as water rights. We consider the remaining Ch$ 61 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to be able to refinance our combined indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our combined entities are engaged in the generation and distribution of electricity in Chile. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year.

Our net income is principally the result of operating income from our generation and distribution businesses, and non-operating income including primarily income arising from related companies accounted for under the equity method, interest expense and tax expense.

In our generation business, our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impacts our operating income, which can be more or less favorable from year to year. For example, for the year ended December 31, 2015, our operating income increased by 63.5 % as compared to the same period in 2014 because of a better combination of these factors, as described in further detail in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of results of operations for the Years Ended December 31, 2015 and 2014.”

One of the main drivers of our results of operations of our electricity generation business is our sale prices and energy costs. Generally, the quantity of electricity sold has been relatively stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for sales and purchases for electricity sold and purchased in the spot market is much harder to predict because the spot generation price is influenced by many factors. In general, abundant hydrological conditions lower spot prices while dry conditions increase them. However, our operating income may not be impacted even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well balanced commercial policy, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market: (i) we project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Spot prices could also be affected by international prices for commodities such as fuel oil, coal and LNG, since Chile does not produce coal or hydrocarbons in any significant quantities. Fuel prices affect our results since commodity prices directly impact generation costs of our thermal power plants. Commodity prices, mainly oil, have materially decreased since the second half of 2014 and we expect that this trend will continue until the end of 2016, when oil prices are expected to begin increasing. This decreasing trend will likely lower our costs in the generation business, but they also depend on other factors such as spot prices, generation mix, hydrology conditions and our contractual surpluses/deficits. As described below, our contracted sales prices are indexed to coal, Brent and Henry Hub prices; therefore, sales prices will also be affected by variations of commodity prices, reducing in part our results. Commodities are contracted for long-term period (10-15 years) and we try to determine the indexation formula based on our cost forecasts. The indexation of long-term sale prices tries to hedge revenues and operating costs, which are also constantly monitored and analyzed to reach favorable hedge positions in the short-term as well.

Between January and March 2016, marginal costs in the SIC decreased compared to the previous year, was due to an increase of NCRE generation, a decrease of the commodity prices and a greater availability of thermal electricity generation. We purchased energy in the spot market at lower prices because our contracted sales exceeded our own generation. Also, we increased our thermal generation because of the availability of the Bocamina thermal power plants. If this combination of factors continues, it is likely to have a positive effect on our results.

In order to mitigate the risk of fuel cost increases, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel, and fuel oil. Through an equity interest in GNL Quintero and GNL Chile, and a Long Term Gas Supply Agreement with GNL Chile, we are the only electricity company in Chile with direct access to the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market). This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts. However, in March 2016, Gener and Colbún, our main competitor in the SIC, entered into a 20-year agreements with GNL Chile for an additional capacity that is expected to be available by 2021. Both companies will have the same rights as the current terminal’s client, including Endesa Chile.

In July 2013, Endesa Chile successfully renegotiated a LNG sale and purchase agreement with British Gas. This renegotiation modified some conditions of the original contract, allowing Endesa Chile to secure its long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for its current and future needs.

Endesa Chile has also contracted capacity in the LNG truck loading facility (TLF) in the Quintero LNG Terminal, allowing it to sell natural gas to industrial customers. In August 2014, the first load of LNG was successfully delivered to Maersk’s satellite regasification facility. During 2014, a 20-year sale and purchase agreement was signed with GasValpo (an unrelated gas distribution company) to distribute natural gas using the TLF for new customers in various cities in Chile. The first stage started its operations during August 2015, supplying the city of Talca (270 km south of Santiago). During November 2015, the first load of GNL was delivered to supply cities of Coquimbo and La Serena. During December 2015, the first load of GNL was delivered to supply the city Los Andes. Other plants are currently in advanced construction and will begin operation during the first quarter of 2016.

In January 2015, Endesa Chile entered into an agreement with Intergas (an unrelated gas distribution company) to supply LNG by trucks to the city of Temuco (700 km south of Santiago). This supply arrangement will start during the first quarter of 2016.

Endesa Chile also exercised a priority option to purchase additional regasification capacity as part of an expansion at the Quintero LNG Terminal. This allows Endesa Chile to increase its regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day during the first quarter of 2015. This expansion will allow our San Isidro and Quintero power plants to generate additional thermal electricity, to secure the LNG supply necessary for potential new power plants and to develop new businesses, such as the leasing agreement signed with Gener during 2015, which allowed Endesa Chile to utilize Gener’s Nueva Renca combined-cycle power plant to generate electricity with its LNG.

Between January to December 2015, 723 kTons of coal were consumed in Tarapacá and Bocamina power plants. Due to judicial issues, units I and II of Bocamina power plant stopped their operations for 8 and 18 months, respectively and therefore, deliveries from a short term agreements signed between Endesa Chile and Endesa Generación S.A., a Spanish subsidiary of Enel, to supply the Bocamina power plants was deferred to the Tarapacá power plant. This agreement was effective until the end of 2015.

Between February 12, 2016 to February 26, 2016, due to high energy requirements by the Argentine system and pursuant to an existing agreement between Gener and other generators in the SING, including Endesa Chile, the GasAtacama power plant was able to export energy to Argentina. Total energy exported was approximately 40 GWh.

Other factors that affect operating income include transmission costs incurred when delivering electricity from its source to end consumers. The transmission charge is set by the Chilean regulator, and has tended to remain stable over time. A new transmission law is expected to be enacted during the third quarter of 2016 and it is expected that from 2019 to 2034, the transmission cost for the use of the main transmission system will progressively be transferred to customers, who will fully assume that cost beginning in 2035.

As a consequence of hydrological conditions, the stoppage of Bocamina I and II and our requirement to comply with our contracted obligations, we have been a net purchaser of electricity in the spot market since the second half of 2014, a trend that increased in 2015 compared to 2014. During this period, average spot prices (measured in US$/MWh) have been decreasing. The CDEC-SIC forecasted that the 2016 energy costs, and therefore spot prices, would decrease significantly compared to the average of previous years, mainly due to the entry of new efficient generation capacity, low cost of fuels and the increase of power plants based on NCRE. This decrease may be greater depending on the availability of water for generation.

NCRE energy generation will increase in the upcoming years. According to the Observatorio de la Inversión (Issue No. 14) prepared by the Sociedad de Fomento Fabril (“SOFOFA”” in its Spanish acronym), the companies trade association, in December 2015, 279 NCRE projects, representing 25,010 MW of gross electricity production, were in development. It is estimated that in 2017, NCREs will represent approximately 40% of the estimated total energy generation in the SIC and SING systems for that year, with most NCREs concentrated in the SIC. This tendency is a direct consequence of several initiatives that the Chilean government is promoting with the “Energy Agenda” program, which aim to have by 2050, 70% of the national generation of electricity to be produced by NCRE.

Another main factor affecting our net income is our contractual sales. Currently, our contracted sales are not standardized and the terms and conditions of these sale contracts are individually negotiated. Typically, when we negotiate these sale contracts, we try to set the price at a premium over future expected spot prices so as to mitigate the risk of future increases in spot prices. However, the premium can vary substantially depending on a variety of conditions. The proportion of contracted sales with regulated customers (distributors) has increased in relation to the non-regulated customers. This allows us to have consistent prices for longer periods, normally between 10 to 20 years, which combined with our conservative commercial policy, provides for our profitability. Most regulated tariffs are composed of 70% U.S. consumer price index (“CPI”) and 30% commodities prices. Recently, the tariff components have been 25% of U.S. CPI, 25% Henry Hub prices, 25% Brent prices and 25% coal prices, in order to better reflect higher commodity dependence. We expect that during the next three years, regulated tariff rates in Chile will remain fairly stable, without material changes.

Our tax expense increased significantly in 2014 as a consequence of a tax reform enacted in Chile on September 29, 2014, which established a gradual increase in the taxation rate until 2018. In accordance with IFRS, the main effect of the new Chilean tax reform was applied as a one-time adjustment to our net deferred tax liabilities as of September 30, 2014 and recognized in our statement of comprehensive income. It is expected that this reform will slightly affect our results in the future, considering its main impacts on deferred taxes have been already recognized. For more detail see “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations.”

For more detail on how each of these factors impact the net income of our electricity generation and distribution businesses, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

We expect reasonably good operating performance during the coming years given the macroeconomic perspective for Chile. Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 1.9% growth in gross domestic product in 2016, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on March 14, 2016, and the annual electricity demand growth over the next five years is expected to be 2.5%.

On the other hand, development of new generation facilities in Chile has always lagged behind demand growth. However, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants, these new projects involve higher development costs than in the past.

Enel, our ultimate controller, has announced that it will no longer build coal power plants because it considers the technology to be obsolete, and the company expects to have no CO2 emissions by 2050. Closure of these coal power plants are scheduled between now and 2040 or 2045. Their capacity must be substituted by other types of generation. Natural gas power plants are not an option because of the CO2 costs and current carbon capture and storage technology are not economically viable and therefore, the focus will be on NCRE.

We expect that average electricity prices will rise to recognize these higher costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end customers. We expect this situation will also impact long term spot prices positively. Long term contracts awarded to our combined entities in different bids have already incorporated these expected price levels. Currently, 15.4% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 70.5% under contracts with terms of at least five years.

With respect to our distribution business, our operating income for the year ended December 31, 2015 decreased by 3.1% as compared to the same period of 2014. In connection with the distribution segment tariffs, and taking into account the future periodic review process in Chile, we expect that the regulator will continue to recognize investments, encourage efficiency, and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution company will maintain its profitability during the period between periodic tariff setting processes, according to price cap tariff model, due to growth and economies of scale. After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting.

Schedule for distribution tariff revisions is well defined for the following years:

Although the price at which distribution company purchases electricity has an impact on the price at which it is sold to end customers, it does not have an impact on our profitability since the cost of electricity purchased is passed to end customers through tariffs. Regulation dictates that purchase contracts must be made through long-term contracts and are the result of a regulated tender.

During 2016, Chilectra Chile will implement smart meters in its concession area, which will permit bi-directional communication, digitized and interconnected networks, and will enable our consumers improve energy efficiency.

There can be no assurance that past performance will be indicative of future performance with respect to our businesses. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic or population growth, as well as changes in the regulatory regimes in Chile, among other factors, could affect our operating income. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2015 results compared with those recorded in previous periods, please see “— A. Operating Results — Results of Operations for the years ended December 31, 2015 and 2014” and “— A. Operating Results — Results of Operations for the Years Ended December 31, 2014 and 2013.” Investors should not look at our past performance as indicative of future performance.

We expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.	Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2015:

	Payments due by Period
Ch$ billion	Total	2016	2017-2018	2019-2020	After 2020
Bank debt	0	0	0	0	0
Local bonds(1)	375	5	11	106	254
Yankee bonds(1)	509	0	0	0	509
Other debt(2)	0	0	0	0	0
Interest expense(3)	720	54	107	107	453
Pension and post-retirement obligations(4)	42	5	5	5	27
Purchase obligations(5)	17,926	1,112	2,370	2,648	11,796
Financial leases	25	3	5	9	8

Total contractual obligations	19,597	1,179	2,498	2,875	13,047

(1)	Net value, hedging instruments included substantially modify the principal amount of debt.
(2)	Other debt includes governmental loan facilities, supplier credits and short-term commercial paper among others.
(3)	Interest expenses are the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Includes generation and distribution business purchase obligations which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$ 17,926 billion, 45% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation, and 42% corresponds to energy purchased for distribution and the remaining 13% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

G.	Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this information statement, for safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Our initial Board of Directors consisted of seven members who were elected for an interim term at the Extraordinary Shareholders’ Meeting (“ESM”) of the shareholders of Enersis Américas held on December 18, 2015 to hold office until the first Ordinary Shareholders’ Meeting (“OSM”) of our shareholders, held on April 28, 2016 (the “2016 OSM”). At the 2016 OSM, the entire Board of Directors consisting of seven members was elected to a three-year term. Following the end of their term, they may be re-elected or replaced. If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected to a new three-year term. Our Executive Officers are appointed and hold office at the discretion of the Board of Directors. At the Board of Directors meeting held on March 23, 2016, our interim Board of Directors ratified all appointments made on February 29, 2016.

The business address of our directors is c/o Enersis Chile S.A., Santa Rosa 76, Santiago, Chile.

Our interim Board of Directors who served from March 1, 2016 to April 28, 2016 was as follows:

Directors	Position	Current Position Held Since
Borja Acha B	Chairman	2016
Francesco Starace	Vice Chairman	2016
Pedro Pablo Cabrera G	Director	2016
Alberto De Paoli.	Director	2016
Giulio Fazio	Director	2016
Fernán Gazmuri P	Director	2016
Juan Gerardo Jofré M	Director	2016

At the Board of Directors meeting held on February 29, 2016, our interim Board of Directors agreed to appoint Mr. Borja Acha B. as Chairman of the Board of Directors, and Mr. Francesco Starace as the Vice Chairman. At the same meeting, our directors agreed to appoint Messrs. Pedro Pablo Cabrera G, Fernan Gazmuri P. and Juan Gerardo Jofré M. as members of the Directors’ Committee. Additionally, Mr. Gazmuri was appointed as Chairman and Financial Expert of the Directors’ Committee. At the Board of Directors held on March 23, 2016, our interim Board of Directors ratified all appointments made on February 29, 2016.

At the OSM held on April 28, 2016, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 29, 2016, the directors agreed to appoint Mr. Pablo Cabrera G., Mr. Fernán Gazmuri P. and Mr. Gerardo Jofré M. as members of the Directors’ Committee. Additionally, Mr. Gazmuri was appointed as Financial Expert of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•	Mr. Herman Chadwick P. (Chairman)
•	Mr. Giulio Fazio (Vice Chairman)
•	Mr. Salvatore Bernabei
•	Mr. Pablo Cabrera G.
•	Mr. Fernán Gazmuri P.
•	Mr. Gerardo Jofré M.
•	Mr. Vicenzo Ranieri

Set forth below are brief biographical descriptions of our interim Board of Directors, of whom three reside in Chile and the rest in Europe, as of March 23, 2016.

Borja Acha B.

Chairman of the Board of Directors

Mr. Acha has been the Director of Legal Affairs and Corporate Matters of Enel S.p.A (“Enel”) since February 2012 and is currently the Chairman of the Board of Directors of Enersis Américas and a member of the Board of Directors of Enel Iberoamérica, S.R.L. and Enel Latinoamérica S.A., and Secretary and General Counsel of Endesa, S.A. in Spain. Prior to joining the Enel group, he served as a professor of commercial law at Universidad Carlos III de Madrid, as State Attorney for the State Legal Service before the High Court of Madrid, Chief State Attorney of the Regional Legal Service of Madrid of the Spanish Revenue Service, Secretary of the Board of Directors and Director of the Legal Department of the State Industrial Agency, an organization controlled by the Spanish government with the aim of implementing government guidelines on restructuring and industrial restructuring, special schemes and partial derogations from community rules on competition, and Director of the Legal Department of Sociedad Estatal de Participaciones Industriales, an organization controlled by the Spanish government with the aim of promoting privatizations of state-owned public investments. Mr. Acha holds a degree in law from Universidad Complutense de Madrid (Madrid, Spain).

Francesco Starace

Vice Chairman of the Board of Directors

Mr. Starace has been the Chief Executive Officer of Enel since May 2014. He served as the Chief Executive Officer (“CEO”) of Enel Green Power S.A., a subsidiary of Enel dedicated to the generation of energy from renewable sources (“Enel Green Power”), from October 2008 to May 2014. Mr. Starace joined Enel in 2000 and has held several senior managerial positions in the company, including Director of the Business Power Division (from July 2002 to October 2005) and Director of the Market Division (from November 2005 to September 2008). In November 2010, Mr. Starace led the Initial Public Offering of Enel Green Power in the Madrid and Milan stock exchanges, with a market capitalization of approximately € 8 billion. Additionally, Mr. Starace has consolidated his professional experience at an international level, working in countries such as the United States, Saudi Arabia, Egypt and Bulgaria. Prior to joining Enel, he started his career in the construction of electricity generation power plants, initially for General Electric, then for ABB Group and subsequently for Alstom Power Corporation, where he was appointed Head of global sales of the gas turbines division. In May 2015, he was named a member of the Board of Directors of United Nations Global Compact, a worldwide corporate sustainability initiative. In addition, he has served as a member of the Advisory Board of the “Sustainable Energy 4 All” initiative of the United Nations since June 2014. Mr. Starace holds a degree in nuclear engineering from Politecnico di Milano (Milan, Italy).

Pedro Pablo Cabrera G.

Director and Member of the Directors’ Committee

Mr. Cabrera is an attorney and diplomat. Since he joined the Chilean foreign service in 1970, Mr. Cabrera served in multiple positions within the Chilean government until being named Ambassador in 1994. He served as Deputy Secretary of the Navy in the Ministry of National Defense (1995 to 1999), Ambassador to the United Kingdom (1999 to 2000), Ambassador to the Russian Federation (2000 to 2004), Ambassador to the People’s Republic of China (2004 to 2006), Ambassador to the Holy See (2006 to 2010), Ambassador to the Sovereign Military Order of Malta (2007 to 2010) and concurrent Ambassador in Ireland, Ukraine and Albania. At the Foreign Ministry, he served as, among others, Secretary of the Minister Cabinet, Manager of Asia/Pacific Department and Director of Special Policy. He has been Chairman of the Chilean delegation to diverse international organizations such as the Sea Convention, Antarctica Agreement, Biological Diversity Convention, etc. Mr. Cabrera also served as Chairman of the First Conference of the American States Organization. Mr. Cabrera was a director of Academia Diplomática Andrés Bello, a Chilean institution involved in the education of future Chilean diplomats, from 2010 to 2014, and also served as a professor at the Academia Diplomática Andrés Bello, Diego Portales University and Academia Nacional de Estudios Políticos y Estratégicos, the higher education institution for the Chilean national defense. He is a member of the Chilean Society of International Law. Mr. Cabrera holds a degree in law from Pontificia Universidad Católica de Chile (Santiago, Chile) and a degree from Academia Diplomática Andrés Bello (Santiago, Chile).

Alberto De Paoli

Director

Mr. De Paoli has served as the Chief Financial Officer (“CFO”) of Enel and as a director of Enersis Américas since November 2014. He was the CFO of Enel Green Power from April 2008 to April 2012, where he led the start-up and public listing of the company. Mr. De Paoli served as the Head of Group Strategy of Enel from May 2012 to November 2014. Between 1993 and 2008, he worked in the telecommunications sector, first at Telecom Italia, then Wind Telecomunicazioni and finally Tiscali, where his roles included Manager of Planning and Control, CFO, Head of Strategy, M&A and Business Development. Mr. De Paoli holds a degree in economics from Università di Roma “La Sapienza” (Rome, Italy).

Giulio Fazio

Director

Mr. Fazio has served as the Head of the Legal and Corporate Affairs of Enel since January 2016. He has served as Head of Legal and Corporate Affairs for Italy since November 2014 and was Head of the Legal and Corporate Affairs of Enel Green Power from October 2008 to November 2014. Since 2004, he has served as Head of Extraordinary Finance Operations and Antitrust in the Legal Department of Enel. In 2007, Mr. Fazio served as Head of the Legal Department for Iberia and Latin America, a position he maintained until the acquisition of Endesa, S.A. (Spain) was completed. Mr. Fazio started working for the Enel group as an attorney in the Legal Department of Enel Distribution S.p.A. in 1996. Since 2003, Mr. Fazio is the Chairman of the College of Reviewers Accounting of the Aeroclub of Rome. In his academic career, Mr. Fazio held positions of teacher-assistant and teacher at Università degli Studi di Palermo from 1993 to 2004. He also worked as Head of the Adequacy to the Rules of Labor Security at the Airport of Boccadifalco from 1997 to 1998. Mr. Fazio holds a degree in law and a Ph.D. in business law from Università degli Studi di Palermo (Palermo, Italy).

Fernán Gazmuri P.

Director, Chairman and Financial Expert of the Directors’ Committee

Mr. Gazmuri has been the Chairman of the following Chilean companies: Eurofrance S.A., vehicles spare parts company since 1985, Inversiones Magno LTDA. since 1982, Inversiones Guardia Vieja S.A. since 1994, Citroën Chile S.A.C. since 1983 and Agrícola y Comercial Río Tinto LTDA. since 2002. He also has served as the Chairman of the Board of Directors of the Chilean Security Association since July 2011, a director of Empresa Nacional del Petróleo (“ENAP”), a Chilean state-owned oil company since 2013, a director of Alcántara Administradora General de Fondos, a Chilean investment fund company, since August 2015 and Vice-Chairman of Invexans S.A., a cable producer, since May 2014. Mr. Gazmuri began his professional career in 1967 at Elecmetal S.A., a steel foundry, becoming its CEO after five years. Mr. Gazmuri also began multiple businesses since 1982 such as Magenta Computación S.A. (computer and network integration); Bresler S.A. (food industry); Hush Puppies Chile Ltda. (shoes manufacturer) and Agrícola Río Tinto S.A. (agricultural business). In addition to his business activities, Mr. Gazmuri has served in various positions in numerous organizations, including as First Vice-Chairman of Sociedad de Fomento Fabril (SOFOFA), a non-profit trade association representing the views and interests of Chilean businessmen, from 1997 to 2005, Honorary Counselor of the Franco-Chilean Chamber of Commerce and Industry, a member of the Executive Committee of the Chilean Confederation of Production and Commerce, and a Vice-Chairman of the Chilean International Chamber of Commerce from 2005 to 2009. Mr. Gazmuri was also awarded the Ordre National du Mérite by the government of the Republic of France. Mr. Gazmuri holds a degree in business administration from the Pontificia Universidad Católica de Chile (Santiago, Chile).

Juan Gerardo Jofré M.

Director and Member of the Directors’ Committee

Mr. Jofré is currently Chairman of the Board of Directors of Codelco, a Chilean state-owned mining company, a director of LATAM Airlines Group S.A., Chairman of the Saber Más Foundation, whose main purpose is to connect senior consultants to cooperate in projects, and a member of the Real Estate Investment Council of Santander Asset Management S.A. From 2005 to 2009, he served as a director of Endesa Chile, Viña San Pedro Tarapacá S.A., a Chilean winery, D&S S.A., a distribution and sale food company, Construmart S.A., a Chilean hardware store chain, Inmobiliaria Titanium S.A., and Inmobiliaria Parque del Sendero S.A., both real estate companies. From 1989 to 2004, he served as senior management of Santander Group, then as Second Vice-Chairman of the Santander Group in Chile and Director of Insurance for Latin America. Mr. Jofré also served as CEO and Chairman of many of the Santander Group’s companies. Mr. Jofré holds a degree in business administration from the Pontificia Universidad Católica de Chile (Santiago, Chile).

Executive Officers

Set forth below are our Executive Officers appointed at the Board of Directors’ Meeting held on February 29, 2016. Such appointments were ratified at a Board of Directors meeting held on March 23, 2016.

The business address of our Executive Officers is c/o Enersis Chile S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Current Position Held Since
Luca D’Agnese	Chief Executive Officer	2016
Daniel Fernández K.	Deputy Chief Executive Officers	2016
Antonio Barreda T.	Procurement Officer	2016
Marco Fadda	Planning and Control officer	2016
Javier Galán A.	Chief Financial Officer	2016
José Miranda M.	Communications Officer	2016
Alain Rosolino	Internal Audit Officer	2016
Pedro Urzúa F.	Institutional Affairs Officer	2016
Domingo Valdés P.	General Counsel	2016
Paola Visintini V.	Human Resources Officer	2016

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.

Luca D’Agnese was appointed as our Chief Executive Officer (“CEO”) in February 2016. Mr. D’Agnese has also been the CEO of Enersis Américas since January 2015. He started his career at Hewlett-Packard, an information technology firm. In 1988, he worked for McKinsey & Company, a management consulting company, where he became partner. From 2003 to 2005, Mr. D’Agnese was the CEO of the Italian company, Gestore della Rete di Transmissione Nazionale (GRTN), which later merged with Terna, an Italian electricity transmission grid operator. In Terna, he was Operations Director and was in charge of planning and implementation of investments, as well as network operations and maintenance. Between 2007 and 2010, he was the CEO of Ergycapital, an Italian investment company listed on the Milan Stock Exchange specializing in renewable energy. Mr. D’Agnese joined Enel in 2011 as Romanian country manager. In 2014, he became Director of the Eastern European Division, as well as Chairman of the Board of Directors and CEO of Slovenské Elektrárne, an Enel subsidiary in the Slovak Republic. Mr. D’Agnese holds a degree in physics from Scuola Normale Superiore di Pisa (Pisa, Italy) and holds an M.B.A. from the INSEAD business school (Fontainebleau, France).

Daniel Fernández K. was appointed as our Deputy Chief Executive Officer in February 2016. Mr. Fernández has also been the Deputy Chief Executive Officer and Country Manager for Chile of Enersis Américas since November 2014. He was previously Vice-Chairman of HidroAysén, a hydrological power plant project. Mr. Fernández has vast experience in the oil & gas sectors, urban infrastructure, concessions, ports, drinking water, housing, mining logistics, media, energy and public policy in public and private companies. Mr. Fernández was Chairman of the Board of Directors of Metro S.A., the Santiago subway system, Ferronor S.A., a Chilean railway transport company, and Chairman of the Latin-Iberoamerican Association of Subway and Underground (ALAMYS). He was member of the Board of Directors of Esval, a Chilean water utility, EFE, a state-owned Chilean railway company and of the Corporación para la Promoción del Financiamiento de la Vivienda, a corporation which promotes housing finance. He was CEO of ENAP, a Chilean state-owned petroleum company and of the Complejo Portuario Mejillones S.A., a Codelco subsidiary created to promote port development in the Bay of Mejillones, Chile. Mr. Fernández was advisor to the Minister of Transportation and Telecommunications in Urban Transportation Planning and was Executive Secretary of the Investment Planning Commission in Transportation Infrastructure (SECTRA). Additionally, Mr. Fernández taught Transportation Planning and Traffic Management Models at Universidad de Chile’s Transportation Engineering Program and, recently, has been professor of Social Environments Complexity in the M.B.A. program of Universidad Adolfo Ibañez (Santiago, Chile). Mr. Fernández holds a degree in civil engineering from Universidad de Chile (Santiago, Chile). He is certified in Spiral Dynamics (an analysis and cultural change tool) by the National Values Center of California (California, USA).

Antonio Barreda T. was appointed as our Procurement Officer in February 2016. Mr. Barreda has also been the Procurement Officer of Enersis Américas since January 2015. Between 2008 and 2014, he served as deputy director of Works and Services Latam. Between 2001 and 2008, he served as deputy director of both Business Relations Providers and of Corporate Service Purchases at Enersis Américas. Between 2000 and 2001, Mr. Barreda served as Contracts Manager for CAM, a former subsidiary of Enersis Américas. Mr. Barreda holds a degree in Electrical Engineer execution from Universidad de Santiago ( Santiago, Chile) and a MBA from Pontificia Universidad Católica de Chile (Santiago, Chile).

José Miranda M. was appointed as our Communications Officer in February 2016. Mr. Miranda has also been the Communications Officer of Enersis Américas since December 2014. Mr. Miranda worked 11 years in Televisión Nacional de Chile (TVN), a Chilean TV channel, as producer of many shows and covering events such as presidential elections in Peru, Venezuela and the rescue of 33 underground miners in Chile. From 2008 to 2010, he worked as General Producer of the Chilean news channel “Canal 24 Horas de Noticias,” another TVN channel. In 2011, Mr. Miranda joined TVN again, as General Producer of the Entertainment Area and later as Executive Producer of Children’s Content and Executive Producer of Purchasing International and National Contents. Mr. Miranda is an Audiovisual Communicator with a degree from DUOC UC (Santiago, Chile), holds a graduate degree in Management Skills from Universidad de Chile (Santiago, Chile) and he participated in the program “Corporate Entrepreneur and Open Innovation” from Berkeley University-Fundación Chile.

Marco Fadda was appointed as our Planning and Control Officer in February 2016. Mr. Fadda has also been the Planning and Control Officer of Enersis Américas since April 2013. In 1998, he joined Enel, and in 1999 he was promoted to head of Management Control at Enel Trade S.p.A. in the Administration, Finance and Control Department, where he held his position for four years. He later joined the Department of Planning and Control of Generation & Energy Management (GEM Division), and in 2009 was promoted to Manager of Planning and Control of the GEM Division. He has been a member and team coordinator on significant international projects. Mr. Fadda holds a degree in economics from the Università degli Studi di Genova (Genoa, Italy) and received a master’s degree in network business administration at the Polytecnico di Milano (Milan, Italy).

Javier Galán A. was appointed as our Chief Financial Officer (“CFO”) in February 2016. Mr. Galán has also been the CFO of Enersis Américas since December 2014. He joined Endesa Spain in 1992 as International Operations Officer. In 1993, he became CFO of Endesa Desarrollo, a subsidiary of Endesa Spain, where he initiated the international expansion of Endesa Spain’s operations, mainly in Latin America. Since then, he has held various managerial positions within the group with responsibilities in Finance, Management Control, Strategy, and M&A, as well as serving on several Boards of Directors. In 2006, he was appointed Endesa Spain’s CFO and in 2013 CFO of an Enel division in Italy. Before joining Endesa Spain, Mr. Galán worked at the Chase Manhattan Bank, N.A., in London, as the Vice Chairman of Corporate Finance and in Madrid as Senior Analyst in the Corporate Finance and Treasury Program, as Treasurer of Red Eléctrica de España S.A., the operator of the Spanish electricity system. Mr. Galán holds an economics degree from Universidad Complutense de Madrid (Madrid, Spain) and an M.B.A. from the Instituto de Empresas de Madrid (Madrid, Spain), and a graduate degree in Senior Management from the IESE Business School (Madrid, Spain).

Alain Rosolino was appointed as our Internal Audit Officer in February 2016. Mr. Rosolino has also been the Internal Audit Officer of Enersis Américas since December 2012. He joined Enel in 2003, having held several positions in the audit area at Enel, Enel Romania, Enel Green Power, Enel Latin America, and from 2011 to 2012, at Enel EGP IBAL (Iberian Peninsula and Latin America). Mr. Rosolino holds a Business Administration Degree from Libera Università Internazionale degli Studi Sociali Guido Carli (Rome, Italy).

Pedro Urzúa F. was appointed as our Institutional Affairs Officer in February 2016. Mr. Urzúa has also served as Institutional Affairs Officer of Chile and Andean countries for Enel Green Power since November 2012. Prior to joining the Enel group, he served as director of corporate affairs of ENAP (from April 2009 to November 2012), director of the Foundation Acción RSE (2012), whose main purpose is to contribute to the development of Chile, communications director of ENAP Sipetrol (from November 2009 to November 2012) and Chief of Staff of the Ministry of Mining (from January 2002 to March 2006). Mr. Urzúa holds a degree in journalism from the Universidad de Artes y Ciencias de la Comunicación (Santiago, Chile).

Domingo Valdés P. was appointed as our General Counsel in February 2016. Mr. Valdés has also been the General Counsel of Enersis Américas since May 1999. Mr. Valdés is also currently in charge of Legal Counsel and Corporate Governance Department of Enersis Américas. He joined Chilectra in 1993 and Enersis Américas in 1997. Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy LLP and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., Corporate Department (Chile) and an associate at Carey & Cía., a Santiago based law firm. Mr. Valdés is also Secretary of the Enersis Américas’ Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile. Mr. Valdés holds a law degree from Universidad de Chile (Santiago, Chile), a Master of Law Degree from University of Chicago (Illinois, USA) and he attended a Management Program for Lawyers at the Yale University School of Management (Connecticut, USA).

Paola Visintini V. was appointed as our Human Resources Officer in February 2016. Ms. Visintini has also been the Human Resources Officer of Enersis Américas since December 2014. She joined Chilectra in 2005 as Commercial Development Assistant Officer. After six years, she became Enersis Américas’ Communications Officer. In 2013, she was appointed Head of the Communications Agency of the Latin American Division of Enersis. Prior to joining Enersis Américas, Ms. Visintini worked as the Advertising and Market Research Assistant Manager in Bellsouth Chile S.A., a telecommunications company, as the Head of the IT Department at Banco Santander, as Studies Director at Search Marketing S.A. and as a clinical psychologist in the Consultorio El Roble CIDECO. Ms. Visintini holds a degree in psychology from Universidad de Chile (Santiago, Chile) with graduate studies in leadership and coaching, and trained as an Ontological Coach by Newfield (Santiago, Chile).

B. Compensation.

At the ESM held on December 18, 2015, the shareholders of Enersis Américas approved the compensation policy for our Board of Directors. Directors are paid an annual variable fee equivalent to 0.1% of our net earnings for the current year based on the combined financial statements. Directors are also paid a monthly fee, in advance, depending on their attendance at Board meetings and their participation as director of any of our combined entities. Director compensation consists of a monthly fixed compensation of UF 180 per month and an additional fee of UF 66 per meeting, depending on attendance to Board meetings. The monthly fixed fees are considered as advances on the annual variable fee and creditable against that amount. Once our net earnings are approved at the OSM of the following year, the difference between the accrued annual variable fee and the total fees paid in advance will be paid to directors, but only if the resulting amount is positive. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy, while the Vice Chairman receives fixed compensation higher than the directors but lower than the Chairman. The members of our Directors’ Committee are paid a variable annual fee, equivalent to a percentage of our net earnings of the current year. If a Director serves on one or more Boards of Directors of the subsidiaries and/or related companies or serves as director of other companies or corporations in which the economic group holds an interest directly or indirectly, the Director can only receive compensation in one of these Boards of Directors. Executive Officers of our Company and/or of our subsidiaries or related companies will not receive compensation in the case that they serve as Director of any subsidiary, related company or are affiliated in any way to our Company.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. Executive Officers are eligible for variable compensation under a bonus plan. The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries.

We entered into severance indemnity agreements with all of our Executive Officers, pursuant to which we will pay a severance indemnity in the event of voluntary resignation or termination by mutual agreement among the parties. The severance indemnity does not apply if the termination is due to willful misconduct, prohibited negotiations, unjustified absences or abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of our employees are entitled to legal severance pay if terminated due to our needs, as defined in Article 161 of the Chilean Labor Code.

C. Board Practices.

Corporate Governance

We are managed by a Board of Directors in accordance with our by-laws. The Board initially consisted of seven directors who were elected by shareholders of Enersis Américas at the ESM held on December 18, 2015 to hold office until the first OSM of our shareholders held on April 28, 2016. At the 2016 OSM, the entire Board of Directors consisting of seven members was elected to a three-year term. Following the end of their term, they may be re-elected or replaced. Directors can be re-elected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM. Members of the Board of Directors do not have service contracts with us or with any of our combined entities that will provide them benefits upon termination of their service.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s by-laws and the stockholders’ resolutions.

Our corporate governance policies are included in the following policies or procedures: Manual for the Management of Information of Interest to the Market” (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”), the Penal Risk Prevention Model, the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree No. 231 of June 8, 2001” and procedures issued in compliance with General Regulation No. 385 issued by the SVS.

In order to ensure compliance with Securities Market Law No. 18,045 and SVS regulations, our Board of Directors approved the Manual at the meeting held on February 29, 2016 and ratified such decision at its meeting held on March 23, 2016. This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual will be posted on our website at www.enersischile.cl. The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationship between People Politically Exposed (Procedimiento Personas Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships.

The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into the corporate reality.

Our Board of Directors approved a ZTAC Plan at its first meeting held on February 29, 2016 in order to supplement the aforementioned corporate governance regulations and ratified such decision at its meeting held on March 23, 2016. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

In order to comply with Law No. 20,393 enacted on December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials, our Board of Directors approved the Penal Risk Prevention Model at its first meeting held on February 29, 2016 and ratified such decision at its meeting held on March 23, 2016. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of the Penal Risk Prevention Model mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the appointment of the Penal Risk Prevention Officer, who was also appointed by our Board at the same meeting. Mr. Alain Rosolino, who currently serves as our Internal Audit Officer, was appointed as our Penal Risk Prevention Officer.

On February 29, 2016, our Board of Directors also approved the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001” (“Guidelines 231”) and ratified such decision at its meeting held on March 23, 2016. The Guidelines 231 is defined by Italian Legislative Decree No. 231, which was enacted on June 8, 2001. It establishes a compliance program that identifies the behaviors expected of related parties for the non-Italian subsidiaries of Enel. Given that our ultimate parent company, Enel, has to comply with Italian Legislative Decree No. 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law No. 20,393, these guidelines set a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree No. 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law No. 20,393, which deals with the criminal responsibility of legal entities. These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. General Regulation No. 341 was substituted by General Regulation No. 385, issued by the SVS on June 8, 2015. This regulation has similar objectives than the former General Regulation No. 341, but includes additional issues, by the way of separating each policy in several more detailed policies. Subjects such as non discrimination, inclusion and sustainability are particularly important in this new regulation. The Appendix of General Regulation No. 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS, no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the SVS. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE:

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 38.4 billion as of December 31, 2015) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent, subject to a phase-in period for compliance for spin-off companies. The Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. As of July 31, 2005, non-U.S. companies have been required to comply with Rule 303A.06, but not with Rule 303A.07. We currently comply with the independence and the functional requirement of Rule 303A.06.

Pursuant to our by-laws, all members of the Directors’ Committee must satisfy the requirements of independence, as stipulated by the NYSE. The Director’s Committee is composed of three members of the Board and complies with Chilean law, as well as with the criteria and requirements of independence prescribed by the Sarbanes-Oxley Act (“SOX”), the SEC and the NYSE. As of the date of this Report, the Directors’ Committee complies with the conditions of the Audit Committee as required by the SOX, the SEC and the NYSE corporate governance rules. As a result, we have a single Committee, the Directors’ Committee, which includes among its functions the duties performed by the Audit Committee.

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors prior to their submission for shareholders’ approval;

•	formulate proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;

•	review of information related to our transactions with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;

•	the examination of the compensation framework and plans for managers, executive officers and employees;

•	the preparation of an Annual Management Report, including its main recommendations to shareholders;

•	provide information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•	oversee the work of external auditors;

•	review and approval of the annual auditing plan by the external auditors;

•	evaluate the qualifications, independence and quality of the auditing services;

•	elaborate on policies regarding employment of former members of the external auditing firm;

•	review and discuss problems or disagreements between management and external auditors regarding the auditing process;

•	establish procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

•	any other function mandated to the committee by the by-laws, our Board of Directors or our shareholders.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the disclosure of the procedures related to the General Resolution No. 385 and the Manual. We have also adopted the codes of conduct described above, and our by-laws include provisions that govern the creation, composition, attributions, functions and compensation of both Directors’ and Audit Committees described above.

D. Employees.

The following table sets forth the total number of our personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary employees) of each of our combined entities as of December 31, 2015, 2014 and 2013, assuming that the spin-offs had been completed as of December 31, 2015:

Company	2015	2014	2013
Endesa Chile	919	1,137	1,137
Pehuenche	2	3	3
Celta	—	1	1
Túnel El Melón(1)	—	15	16
Enersis Chile	391	445	357
Chilectra Chile(2)	686	690	745
Servicios Informáticos e Inmobiliarios Ltda.(3)	110	128	153
GasAtacama(4)(5)	99	134	—

Total personnel	2,207	2,553	2,412

(1)	This company was sold by Endesa Chile in January 2015.
(2)	Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.
(3)	In December 2014, IMV was merged into ICT. The resulting company was renamed Servicios Informáticos e Inmobiliarios Ltda. 2013 includes ICT, IMV, Los Maitenes and Aguas Santiago Poniente. The 2014 data only includes ICT and IMV, since the other two companies were sold in December 2014.
(4)	As a result of Endesa Chile’s purchase of an additional 50% interest in GasAtacama Holding, Endesa Chile began accounting for GasAtacama Holding and its subsidiaries on a combined basis since May 2014.
(5)	Includes GasAtacama Argentina S.A.

The following table sets forth the total number of our temporary employees and the number of temporary employees of each of our combined entities as of the dates indicated and the average during the most recent financial year, assuming that the spin-offs had been completed as of December 31, 2015:

Company	Average 2015	2015	2014	2013
Endesa Chile	82	51	119	96
Pehuenche	—	—	—	—
Celta	—	—	—	—
Túnel El Melón(1)	—	—	—	—
Enersis Chile	—	—	4	4
Chilectra Chile(2)	—	—	—	1
Servicios Informáticos e Inmobiliarios Ltda.(3)	—	—	—	—
GasAtacama(4)(5)	—	—	1	—

Total temporary personnel	82	51	124	101

(1)	This company was sold by Endesa Chile in January 2015.
(2)	Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.
(3)	In December 2014, IMV was merged into ICT. The resulting company was renamed Servicios Informáticos e Inmobiliarios Ltda. 2013 includes ICT, IMV, Los Maitenes and Aguas Santiago Poniente. The 2014 data only includes ICT and IMV, since the other two companies were sold in December 2014.
(4)	As a result of Endesa Chile’s purchase of an additional 50% interest in GasAtacama Holding, we began accounting for GasAtacama Holding and its subsidiaries on a combined basis since May 2014.
(5)	Includes GasAtacama Argentina S.A.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable. Under our collective bargaining agreements, we are obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority and may exceed the amounts required under Chilean law.

We currently have two collective bargaining agreements in Chile, which were transferred from Enersis Américas. The first one was signed in July 2015 and it will be in force until July 2019. The second one was signed in January 2016 and will expire in December 2019. Chilectra has five collective bargaining agreements, all of them signed in 2012, which expire in December 2016. Empresa Eléctrica de Colina has one collective bargaining agreement signed in 2015, which expires in October 2019. SIEI has one agreement which expired in December 2019. Endesa Chile has four collective bargaining agreements in Chile, which will expire between 2015 and 2017.

E.	Share Ownership.

At the 2016 OSM, the Board of Directors was elected. To the best of our knowledge, none of our directors or officers owns more than 0.1% of our shares or owns any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. To the best of our knowledge, any share ownership by all of our directors and officers, in the aggregate, amounts to significantly less than 10% of our outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

We have only one class of capital stock and Enel, our ultimate controlling stockholder, has no different voting rights than our other shareholders. As of April 26, 2016, 49,092,772,762 shares of our common stock outstanding were held by 6,816 stockholders of record. There were five record holders of our ADSs, as of such date.

It is not practicable for us to determine the number of our ADSs or our common stock beneficially owned in the United States, as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the expected final beneficial holders represented by Enersis Chile ADS record holders. Likewise, we cannot readily determine the domicile of any of the expected foreign stockholders who will hold our common stock, either directly or indirectly. On October 23, 2014, Endesa S.A., a Spanish subsidiary of Enel, sold its direct and indirect ownership interest in shares of Enersis Américas to Enel Iberoamérica, a wholly-owned Spanish subsidiary of Enel. As a result of this transaction, Enel owned 60.6% of Enersis Américas through Enel Latinoamérica (40.3%) and Enel Iberoamérica (20.3%).

On April 26, 2016, Enersis Américas distributed our shares to the shareholders of Enersis Américas, including Enel Latinoamérica and Enel Iberoamérica, as part of the Spin-Off described above.

The following table sets forth certain information concerning the expected ownership of Enersis Chile common stock as of April 28, 2016, with respect to each stockholder known by us that is expected to own more than 5% of the outstanding shares of Enersis Chile common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel Latinoamérica(1)	19,794,583,473	40.3%
Enel Iberoamérica	9,967,630,058	20.3%

(1)	Enel Latinoamérica is wholly-owned by Enel Iberoamérica, which in turn is wholly-owned by Enel.

Enel is an Italian energy company with multinational operations in the power and gas markets. Enel operates in over 30 countries across 4 continents, producing energy through a net installed capacity of more than 89 GW and distributes electricity and gas through a network of approximately 1.9 million kilometers. With over 61 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA.

B.	Related Party Transactions.

Article 146 of Law No. 18,046 (the “Chilean Companies Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the board (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. Accordingly, during 2016, our Board of Directors will adopt a related-party transaction policy (política de habitualidad) which, when approved, will be available on our website.

If a transaction is not in compliance with Article 146, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages.

It is our policy that all cash inflows and outflows of its Chilean combined entities be managed through its centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are carried out through either short-term loans or through structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. All of these transactions will be subject to the supervision of our Directors’ Committee. As of April 26, 2016, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

Our combined entity Endesa Chile has received four structured loans from Enersis Américas, primarily to satisfy working capital needs. As of April 28, 2016, the outstanding balance was comprised of a US$ 250 million loan at a fixed annual interest rate of 1.38%. Endesa Chile has also received short-term loans from its Chilean subsidiaries, primarily to satisfy working capital needs. As of April 28, 2016, the outstanding balance for such loans was US$ 295 million comprised of a US$248 million loan from Gas Atacama and a US$46 million from Pehuenche.

Our combined entity SIEI has granted short term loans to our related parties in Latin America, primarily to satisfy working capital needs. As of December 31, 2015, the account receivable was composed of a US$ 66 million from Enersis Américas.

Intercompany Arrangements Related to the Spin-Off

Enersis Américas does not own any of our common stocks or ADSs and we do not own any Enersis Américas’ common stocks or ADSs. Under Chilean law, Enersis Américas remains jointly and severally liable for the obligations of Enersis Américas assumed by us pursuant to the Spin-Off. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving Enersis Américas of such liability and approving the Spin-Off.

There are a variety of contractual relationships between Enersis Américas and us to provide for ongoing relationships. They fall into two broad categories:

Arrangements Related to the Spin-Off. The separation of the two companies and the transfer of certain assets and liabilities of Enersis Américas to us were effected by the action of the shareholders of Enersis Américas at the Enersis Américas’ ESM held on December 18, 2015.

Post-Spin-Off Intercompany Services. We entered into new intercompany agreements under which we provide services directly and indirectly to Enersis Américas, Endesa Américas and Chilectra Américas following the Spin-Off. As a result of the Spin-Off, existing intercompany agreements of Enersis Américas with Endesa Chile and Chilectra Chile were novated with us as the new counterparty. To a much lesser extent, we may require services from Enersis Américas and from SIEI. The services to be rendered by us include certain legal, finance, capital markets, financial compliance, accounting, investor relations, human resources, communications, security, training and development, relations with contractors, risk management, IT services, tax services and other corporate support and administrative services. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage.

As of the date of this Report, the abovementioned transactions have not experienced material changes. For more information regarding transactions with related parties, refer to Note 11 of the Notes to our combined financial statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Combined Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We and our combined entities are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2015 on the status of the material pending lawsuits that have been filed against Enersis and its subsidiaries, please refer to Note 36.3 of the Notes to our combined financial statements. Please note that since March 1, 2016, we are the defendant instead of Enersis Américas for all legal proceedings originating from our former Chilean businesses.

In relation to the legal proceedings reported in the Notes to our combined financial statements, we use the criteria of disclosing lawsuits above a minimum threshold of US$ 9 million of potential impact to us, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

Our Board of Directors establishes a definitive dividend payable each year, accrued in the prior year, which cannot be less than the legal minimum of 30% of the annual net income. Additionally, the shareholders of Enersis Américas agreed to consider a percentage of Enersis Américas’ 2015 annual consolidated net income as our 2015 annual consolidated net income at the ESM held on December 18, 2015. The initial definitive dividend payout will be equal to 50% of the annual consolidated net income of Enersis Américas (before the Spin-Off) for fiscal year 2015. Since an interim dividend for Enersis Américas was already paid in January 2016, the remainder of the definitive dividend will be divided between the continuing company, Enersis Américas, and us. Therefore, in May 2016, our shareholders are expected to receive a dividend of Ch$ 2.09338 per share of common stock and shareholders of Enersis Américas are expected to receive a dividend of Ch$ 3.40599 per share of common stock.

The interim dividend that will be paid in the first quarter of 2017 will correspond to 15% of 2016’s consolidated net income as of September 30, 2016. Additionally, our Board of Directors will propose a definitive dividend payout equal to 50% of the annual consolidated net income for fiscal year 2016. Dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on the 2016 consolidated net income. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment. The payment of dividends for fiscal year 2015 will be based on the Enersis Américas’ annual consolidated net income filed with the SVS. For further details, see “Item 3. Key Information — A. Selected Financial Data.”

The payments of dividends are subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual restrictions such as the non-default on credit agreements. However, these legal restrictions will not affect our ability or any of our combined entities to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further detail on our debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate. Dividends will be paid to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

Dividends have not been paid to date.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Market Price Information

The shares of our common stock and our ADS are traded on the Chilean Stock Exchanges and NYSE, respectively.

On April 27, 2016, our common stock closed at Ch$ 82.74 per share on the Santiago Stock Exchange and on April 27, 2016 our ADSs closed at US$ 6.18 per ADS on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on three stock exchanges since April 21, 2016: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The Santiago Stock Exchange, the largest stock exchange in the country was established in 1893 as a private company. Its equity consists of 42 shares as of the date of this Report. As of December 31, 2015, 223 companies had shares listed on the Santiago Stock Exchange Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. during New York’s daylight savings time (from November to March), which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:00 a.m. to 5:00 p.m. during New York’s daylight savings time, on each business day. During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. During New York’s daylight savings time there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (US$ 0.042 million as of December 31, 2015) and a free float representing at least 5% of the capital. The IPSA is calculated using the prices of the 40 shares with highest amounts traded on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded.

Our common stock trades in the United States in the form of ADSs on the NYSE by way of “when-issued” trading since April 21, 2016 under the ticker symbol “ENIC WI” and regular-way trading since April 27, 2016 under the ticker symbol. Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under a Deposit Agreement dated April 26, 2016, among us, Citibank, N.A. acting as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder (the “Deposit Agreement”). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the SEC and the Commodity Futures Trading Commission (“CFTC”) to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our by-laws.

General

Shareholders’ rights in Chilean companies are governed by the company’s by-laws (Estatutos), which have the same purpose as the articles or the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act, Law No. 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 128 million as of December 31, 2015) do not have the option to bring the procedure to the courts. The Chilean securities markets are principally regulated by the SVS under Securities Market Law (Law No. 18,045), and the Chilean Companies Act. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

As of March 1, 2016, we are a publicly held stock corporation incorporated under the laws of Chile and registered at the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago). We were constituted by public deed issued on January 8, 2016 by the Santiago Notary Public, Mr. Ivan Torrealba Acevedo, and registered on January 19, 2016 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago) on pages 4288 No. 2570. Our registry in the Securities Registry of the SVS was approved by the SVS on April 13, 2016, under the entry number 1139. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-37723.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the SVS and the Chilean stock exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS. Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

In addition, majority shareholders of a publicly held stock corporation must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the company or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and General Rule 104 enacted by the SVS, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

Corporate Objectives and Purposes

Article 4 of our by-laws provides that our corporate objectives and purposes are, among other things, to conduct the exploration, development, operation, generation, distribution, transformation, or sale of energy in any form, directly or through other companies, as well as to provide engineering-consultancy services related to these objectives, to make loans to related companies, subsidiaries and affiliates and to participate in the telecommunications business.

Board of Directors

Our Board of Directors initially consisted of seven members who have been initially elected for an interim term at the ESM of the shareholders of Enersis Américas held on December 18, 2015 to hold office until our first OSM held on April 28, 2016. At the 2016 OSM, the entire Board of Directors consisting of seven members was elected to a three-year term. Following the end of their term, they may be either re-elected or replaced.

The seven directors elected at the OSM will be the seven individual nominees who receive the highest number of votes. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.

The effect of these voting provisions is to ensure that a shareholder owning more than 12.5% of our shares is able to secure the election of a member of the Board. A majority of the Board of Directors, four members, can be secured with more than 50% of the shares.

Normally, the compensation of the directors is established annually at the OSM. Initially, the compensation of the interim Board of Directors was established at the ESM of the shareholders of Enersis Américas held on December 18, 2015. See “Item 6. Directors, Senior Management and Employees —B. Compensation.”

Future agreements that will be entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our by-laws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or their related parties, must be previously approved by two-thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Companies Act.

Our by-laws do not contain provisions relating to:

•	the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, our capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our by-laws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability for capital reductions by us.

Under Chilean law, the rights of our stockholders may only be modified by an amendment to the by-laws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The Chief Executive Officer, or the person replacing him, will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of March 1, 2016, our subscribed and fully paid capital totals Ch$ 2,229 billion and consists of 49,092,772,762 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings. During such 30-day period, and for an additional period of up to 30-days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 28, 2016. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

The OSM shall be held on the day stated in the notice and should remain in session until having exhausted all the matters stated in the notice. However, once constituted, upon the proposal of the chairman or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, with no new constitution of the meeting or qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. This second meeting must take place within 45-days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

•	an amendment to the term of duration or early dissolution of the company;

•	a change in the company’s domicile;

•	a decrease of corporate capital;

•	an approval of capital contributions in kind and non-monetary assessments;

•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;

•	a reduction in the number of members of the Board of Directors;

•	a disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

•	the disposition of 50% or more of the assets of a combined entity, as long as such combined entity represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

•	the form of distributing corporate benefits;

•	issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a combined entity of the company, in which case approval of the Board of Directors is deemed sufficient;

•	the purchase of the company’s own shares;

•	other actions established by the by-laws or the laws;

•	certain remedies for the nullification of the company’s by-laws;

•	inclusion in the by-laws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders; and

•	approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights.

By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enersischile.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Companies Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

•	make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30-days after its ending; or

•	make comments and proposals on matters that the board submits for the knowledge or voting of the shareholders. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10-days prior to the date of dispatch of the information by the company. The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in this Article may be made separately by each shareholder holding 10% or more of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

Similarly, the Chilean Companies Act provides that whenever the Board of Directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

Only shareholders registered as such with us as of midnight on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given for all the shares held by the owner. The proxy may contain specific instructions to approve, reject, or abstain with respect to any of the matters submitted for voting at the meeting and which were included in the notice. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by Chilean law or our by-laws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the depositary currently Banco Santander Santiago-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the by-laws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their combined net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to us when preparing financial statements to be submitted to the SVS), unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholders, in cash, or in our shares, or in shares of publicly held corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends, which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30-days after declaration; as to additional dividends, the date set for payment at the time of declaration), are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer fire department.

In the event of our liquidation, the shareholders would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

Approval of Financial Statements

The Board of Directors is required to submit our combined financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60-days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period.

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers. The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares under conditions which allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time. These provisions apply to both voluntary and hostile tender offers.

Acquisition of Shares

No provision in our by-laws discriminates against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our by-laws will prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such withdrawal rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the Deposit Agreement.

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company.

The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last combined statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Companies Act Regulations establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw are born. In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its website, plus a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders meeting that should pronounce on a matter that could originate withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

•	the disposition of 50% or more of the assets of a combined entity, as long as such combined entity represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controller;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a combined entity of the company, the approval of the Board of Directors is sufficient);

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and

•	such other causes as may be established by the law or by the company’s by-laws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. We are a Title XII company and are approved by the Risk Classification Committee.

Title XII companies are required to have by-laws that:

•	limit the ownership of any shareholder to a specified maximum percentage;

•	require that certain actions be taken only at a meeting of the shareholders; and

•	give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by us are registered with an administrative agent, which is DCV Registros S.A. This entity is also responsible for our shareholders registry. In case of jointly-owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

C.	Material Contracts.

None.

D.	Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile in 2002. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law 18840 of October 1989.

a)	Chapter XIV

The following is a summary of certain provisions of Chapter XIV that are applicable to all existing shareholders (and ADS holders). This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XIV. Chapter XIV regulates the following type of investments: credits, deposits, investments and equity contributions. A Chapter XIV investor may at any time repatriate an investment made in us upon sale of our shares, and the profits derived therefrom, with no monetary ceiling, subject to the then effective regulations, which must be reported to the Central Bank of Chile.

Except for compliance with tax regulations and some reporting requirements, currently there are no rules in Chile affecting repatriation rights, except that the remittance of foreign currency must be made through a Formal Exchange Market entity. However, the Central Bank of Chile has the authority to change such rules and impose exchange controls.

b)	The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank of Chile internationally under Chapter XIV, as amended, of the Compendium.

E. Taxation.

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of shares and ADSs and, to the extent any are issued, rights and ADS rights. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and rights or ADS rights, if any, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

As used in this Report, the term “foreign holder” means either:

•	in the case of an individual holder, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•	in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: The following taxation of cash dividends and property distributions applies until 2016. Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such Chilean corporate income tax paid by the issuer. From 2004 through 2010, the Chilean corporate income tax rate was 17% and from 2011 until 2014, the rate was 20%.

In September 2014, a tax reform was enacted (Law 20,780) which, among other topics, progressively increased the corporate income tax (“CIT”). The CIT rate will be adjusted as follows: in 2014 it increased from 20% to 21%; in 2015 it increased to 22.5%; in 2016 it increases to 24%; in 2017, depending on which of the two new alternative systems enacted as part of the 2014 tax reform (discussed below) is chosen, the rate increases to 25% for companies electing the accrued income basis and 25.5% for companies electing the cash basis for shareholders. As of 2018, the CIT rate will remain at 25% for companies that elected the accrued income basis and will increase to 27% for companies that elected the cash basis for shareholders.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 22.5% (CIT rate for 2015) and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 22.5% x Line 1	22.5
3	Net distributable income: Line 1 — Line 2	77.5
4	Dividend distributed (50% of net distributable income): 50% of Line 3	38.75
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	11.25
7	Net withholding tax : Line 5 + Line 6	(6.25)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	16.13%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the rates prevailing until 2015, the Effective Dividend Withholding Rate is

(35%-22.5%) / (100%-22.5%) = 16.13%

Dividends are generally assumed to have been paid out of our oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by us. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 19 of the Notes to our combined financial statements.

Under Chilean Income Tax Law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends. Stock dividends that represent free shares distributed to foreign shareholders as a consequence of a capitalization made on the same corporation are not subject to Chilean taxation.

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution. The most common special cases are briefly described below:

1) Circumstances where there is no CIT credit against the Chilean withholding tax: These cases are when: (i) profits paid as dividends (following the seniority rule indicated above) exceed a company’s taxable income (such dividend distributions in excess of a company’s taxable income determined as of December 31 of the distribution’s year will be subject to the Chilean withholding tax rate of 35%, without the CIT credit; in relation to the provisional withholding rule applicable on the date of the dividend payment, please see number 3 below); or (ii) the income was not subject to CIT due to an exemption of the Chilean corporate income tax, in which case the foreign holder will be also subject to the Chilean withholding tax rate of 35% without the CIT credit.

2) Circumstances where dividends have been attributed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by a company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3) Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 22.5% Chilean CIT credit is applicable. This provisional 22.5% Chilean corporate income tax credit must be confirmed with the information of a company’s taxable income as of December 31 of the year in which the dividend was paid. A company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

4) Circumstances when it is possible to use certain credits in Chile against income taxes paid abroad, or “foreign tax credit”: This occurs when dividends distributed by the Chilean company have income generated by companies domiciled in third countries as their source. If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “foreign tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of a Chilean company.

New System in effect starting in 2017

The tax reform released in September 2014 created two alternative mechanisms of shareholder-level income taxation beginning on January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated system in Chile and most similar to the current system) shareholder taxation. On February 8, 2016, Law 20,899 was enacted, which made adjustments to the tax reform released in September 2014. Among other adjustments, Law 20,899 established that taxpayers whose owners (partners or shareholders) are exclusively individual persons may choose to apply either of the aforementioned systems. The selection should be made before the end of 2016. Once the election is made, it will remain in effect for five years. If no regime is chosen by a taxpayer whose owners are individual persons, the law states that the default system will be the accrued income basis. For other taxpayers, whose owners are not exclusively individual persons, the cash basis system (partially-integrated system) must be used.

In addition, the aforementioned Law 20,899, expanded the 100% CIT credit against the Chilean shareholder tax to taxpayers who are residents in countries with which Chile has an effective or signed tax treaty to avoid international double taxation prior to January 1, 2017, even if not in force as of such date. This is currently the status of the treaty signed between Chile and United States. This temporary rule will be in force from January 1, 2017 through December 31, 2019.

a) Accrued income basis

Shareholders would be taxed in Chile on income attributed to them as of the end of the tax year in which the income is generated, eliminating the taxable profits fund ledger (“FUT” in its Spanish acronym). These profits would be taxed at the shareholder level whether or not they are distributed. The underlying CIT paid at the entity level may be used by shareholders as a credit to reduce the Chilean shareholder tax. Therefore, the combined total company and shareholder Chilean income tax burden remains at 35%. Future distributions are not subject to taxation.

Taxpayers will be taxed on the income of companies in which they have an interest in the year such income is recognized, regardless of whether actual distributions are made, with the corresponding credit.

Taxation in two stages

• Company:	25% of accrued profits (using the maximum CIT applicable as of 2018).

• Shareholder:	35% of accrued profits (whether or not distributions are received, with 100% credit of the CIT paid, resulting in an effective tax rate to the shareholder of 10%).

Total Tax Burden: 35%

Progressive CIT tax rate increase: 21% in 2014, 22.5% in 2015, 24% in 2016 and 25% as of 2017.

Advantages to accrued income tax basis:

•	CIT Rate of 25% vs. 27% for the cash basis.
•	Shareholders are granted 100% credit of taxes paid by a company.

Disadvantages to accrued income tax basis:

•	Shareholders are taxed on undistributed profits.
•	Shareholders of record must pay tax by December 31st (regardless of having received dividends).
•	Complex management for companies.

b) Cash basis

A company pays CIT on its annual result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the tax paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the current FUT regime and under the accrued income basis). However, if there is an effective or signed tax treaty with Chile before January 1, 2017 (even if not yet in effect), the CIT is fully creditable against the 35% shareholder tax.

Taxation in two stages

• Company:	27% of accrued profits (using the maximum CIT applicable from 2018 and forward).

• Shareholder:	35% of cash disbursement (65% of CIT tax is creditable against the shareholder level tax, resulting in an effective tax rate to the shareholder of 17.5%. However, if the shareholder is a resident of a country with an effective or signed tax treaty with Chile before January 1, 2017 (even if not yet in effect), CIT tax is fully creditable, resulting in an effective tax rate to the shareholder of 8%).

Total Tax Burden: 44.45% (35% for residents of countries with tax treaties)

Advantages to cash basis:

•	Shareholders are only taxed on actual distributions.
•	Shareholders must pay taxes only if they hold the share on the dividend distribution date.

Disadvantages to cash basis:

•	CIT Rate of 27% versus 25% for the accrued income basis.
•	Only shareholders residing in countries with an effective or signed tax treaty with Chile before January 1, 2017 (even if not yet in effect), are granted full CIT credit (others 65%).

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions, in general terms, the amendment provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) the general tax regime, with a 22.5% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 22.5% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any rights or ADS rights, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a foreign holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Currently, there are no rights that are outstanding.

Other Chilean Taxes

There is no gift, inheritance or succession tax applicable to the ownership, transfer or disposition of ADSs by foreign holders, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder. There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a “straddle” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

You will be a “U.S. Holder” for purposes of this discussion if you become a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States; or

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

In general, if a beneficial owner owns ADSs, such owner will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a beneficial owner exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we will not be a passive foreign investment company, as described below.

Beneficial owners should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two regimes we elect to adopt. See “— Chilean Tax Considerations — Taxation of shares and ADSs — Taxation of Cash Dividends and Property Distributions” above.

Distributions paid on shares or ADSs other than certain pro rata distributions of shares of common stock will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

If a beneficial owner is a U.S. Holder, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to the beneficial owner that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Beneficial owners should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of the beneficial owner’s, or in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “— Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions” above) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult the beneficial owner’s tax advisor regarding the availability of foreign tax credits in the beneficial owner’s particular circumstances. Instead of claiming a credit, a beneficial owner may, at the beneficial owner’s election, deduct such Chilean taxes in computing the beneficial owner’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year. The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “— Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we will not be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2016 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the beneficial owner is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that the beneficial owner is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability and may entitle the beneficial owner to a refund, provided that the required information is furnished in a timely fashion to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions. A beneficial owner should consult the beneficial owner’s tax advisor regarding the possible application of this legislation in the beneficial owner’s particular circumstances.

Beneficial owners should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains electronically filed information, which can be accessed at http://www.sec.gov.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates, which affect the generation and distribution business in Chile. We also monitor and manage risks of Endesa Chile in coordination with Endesa Chile. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2015 we held contracts classified as derivative financial instruments related to diesel oil (133,058 barrels of Brent diesel oil). As of December 31, 2014 we held contracts classified as financial instruments related to natural gas and diesel oil (350,000 MMBTU of Henry Hub and 266,000 barrels of Brent diesel oil).

In our coal-burning power plants the dispatch or bidding mechanism allows the thermal power plants to cover their operational costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to contracted sale prices according to indexing formulas. Due to the drought conditions in the past several years in Chile and the price volatility of coal, we hedged this risk with commodity instruments available in the international markets. As of December 31, 2015 and 2014, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum based liquid fuel.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2015 and 2014, we did not hold electricity price-sensitive instruments.

We are continually analyzing strategies to hedge commodity price risk, like transferring commodity price variations to the customer’s contract prices and/or permanently adjusting commodity indexed price formulas for new Power Purchase Agreements (“PPAs”) according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

The carrying values of our debt as of December 31, 2015, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	0.10	—	—	—	—	—	0.10	0.10
Weighted average interest rate	6.7%	—	—	—	—	—	6.7%	—
US$	1,833	1,952	2,079	2,214	2,358	519,464	529,901	594,108
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.7%	5.7%	—

Total fixed rate	1,833	1,952	2,079	2,214	2,358	519,464	529,901	594,108
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.7%	5.7%	—
Variable Rate
Ch$/UF	5,331	5,331	5,331	28,630	28,630	253,570	326,822	410,256
Weighted average interest rate	10.6%	10.6%	10.6%	9.0%	9.0%	9.0%	9.1%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—

Total variable rate	5,331	5,331	5,331	28,630	28,630	253,570	326,822	410,256
Weighted average interest rate	10.6%	10.6%	10.6%	9.0%	9.0%	9.0%	9.1%	—

Total	7,164	7,283	7,410	30,844	30,988	773,034	856,723	1,004,364

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	As of December 31, 2015, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

The carrying values of our debt as of December 31, 2014, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
For the year ended December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
Fixed Rate
Ch$/UF	0.71	—	—	—	—	—	0.71	0.71
Weighted average interest rate	1.3%	—	—	—	—	—	1.3%	—
US$	123,813	1,566	1.668	1,776	1,892	445,837	576,553	685,462
Weighted average interest rate	8.7%	6.2%	6,2%	6.2%	6.2%	5.9%	6.5%	—

Total fixed rate	123,814	1,566	1,668	1,776	1,892	445,837	576,554	685,463
Weighted average interest rate	8.7%	6.2%	6.2%	6.2%	6.2%	5.9%	6.5%	—
Variable Rate
Ch$/UF	5,122	5,122	5,122	5,122	16,317	282,361	319,167	424,956
Weighted average interest rate	11,9%	11.9%	11.9%	11.9%	10.6%	10.4%	10.5%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—

Total variable rate	5,122	5,122	5,122	5,122	16,317	282,361	319,167	424,956
Weighted average interest rate	11.9%	11.9%	11.9%	11.9%	10.6%	10.4%	10.5%	—

Total	128,936	6,689	6,790	6,899	18,208	728,198	895,721	1,110,418

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	As of December 31, 2014, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Interest Rate Risk

At December 31, 2015 and 2014, an 8% in both years of our outstanding debt obligations were subject to variable interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2015 and 2014 we did not hold derivatives to hedge our interest rate risk.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the debt of each company. Most of our combined entities have access to funding in the same currency as their revenues, therefore reducing the exchange rate volatility impact. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible under reasonable terms due to market conditions.

As of December 31, 2015, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk were as follows:

	Expected Maturity Date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	—	541,153	—	—	541,153	(60,304)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	—	—	541,153	—	—	541,153	(60,304)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2014, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk were as follows:

	Expected Maturity Date
For the year ended December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	—	—	260,451	—	260,451	(24,639)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	—	—	—	260,451	—	260,451	(24,639)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

For further detail please refer to Note 21.6 of the Notes to our combined financial statements.

(d) Safe Harbor

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Depositary Fees and Charges

Our ADS program’s depositary is Citibank, N.A. The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders and such fees may be deducted from distributions. The Depositary may generally refuse to provide the requested services until its fees for those services are paid. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
(1) Issuance of ADS upon deposit of shares (i.e., an issuance upon a deposit of shares or upon a change in the ADS(s)-to-share(s) ratio), excluding issuances as a result of distributions described in paragraph (4) below.	Up to US$5 per 100 ADSs (or fraction thereof) issued.

(2) Delivery of deposited securities against surrender of ADS	Up to US$5 per 100 ADSs (or fraction thereof) surrendered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5 per 100 ADSs (or fraction thereof) held.

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5 per 100 ADSs (or fraction thereof) held.

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin—off of shares)	Up to US$5 per 100 ADSs (or fraction thereof) held.

(6) Depositary services	Up to US$5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders and such fees may be deducted from distributions. The Depositary may generally refuse to provide the requested services until its fees for those services are paid.

Depositary Payments for Fiscal Year 2015

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. There were no reimbursements in 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)   Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

(b)   Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Moreover we are working to implement an internal control over financial reporting model for the year 2016 which applies an end-to-end approach. The assessment will be based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”).

(c)   Attestation Report

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d)   Changes in internal control

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) or Rule 15d-15(d) under the Exchange Act that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

As of March, 2016, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Fernan Gazmuri P., as determined by the Board of Directors. Mr. Gazmuri is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.	Code of Ethics

Our standards of ethical conduct are governed by means of the following four corporate rulings or policies: the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Human Rights Policy and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors and is applicable to all executives contractually related to us or our controlled subsidiaries in which we are the majority shareholder, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within our vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by our Board of Directors, addresses the following issues: applicable standards and blackout periods regarding the information in connection with transactions of our securities or those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the corporate governance rules described above, our Board adopted the Code of Ethics, the ZTAC Plan and the Human Rights Policy. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribes, preferential treatment, and other similar matters. The Human Rights Policy incorporates and adapts the general principles acknowledged by the United Nations in matter of human rights into the corporate reality.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Enersis Chile S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

Item 16C.	Principal Accountant Fees and Services

Prior to the consummation of the Spin-Off on April 21, 2016, the aggregate fees for services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, were approved and paid by Enersis Américas.

Audit fees related to Enersis Chile’s financial statements for the year ended December, 31, 2015, were Ch$ 0.5 billion and will be paid by Enersis Chile during 2016. In addition, during 2015, Ch$ 1.3 billion of audit fees relating to Enersis Chile’s registration statement on Form 20-F was paid by Enersis Américas.

Except as described above, there were no other fees billed or paid during 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management – C. Board Practices.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

Enersis Chile

Index to the Combined Financial Statements

Report of Independent Registered Public Accounting Firm:

Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada (EY Ltda.) — Enersis Chile at December 31, 2015 and December 31, 2014	F-1

Combined Financial Statements:

Combined Statements of Financial Position at December 31, 2015 and December 31, 2014	F-2
Combined Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013	F-4
Combined Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013	F-6
Combined Statements of Cash Flows — Direct Method for the years ended December 31, 2015, 2014 and 2013	F-8
Notes to the Combined Financial Statements	F-9

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.	Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enersis Chile S.A.
8.1	List of Principal Combined Entities as of December 31, 2015
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enersis Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENERSIS CHILE S.A.

By:	/s/ Luca D’Agnese
Name:	Luca D’Agnese
Title:	Chief Executive Officer

Date: April 29, 2016

Enersis Chile

Combined Financial Statements as of December 31, 2015 and 2014

Index to the Audited Combined Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada (EY Ltda.) – Enersis Chile at December 31, 2015 and December 31, 2014	F-1

Combined Financial Statements:

Combined Statements of Financial Position at December 31, 2015 and December 31, 2014	F-2
Combined Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013	F-4
Combined Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013	F-6
Combined Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013	F-8
Notes to the Combined Financial Statements	F-9

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To Shareholders and Directors of

Enersis Chile S.A.

We have audited the accompanying combined statements of financial position of Enersis Chile S.A. (the “Combined Group” as described in Note 2 to the combined financial statements) as of December 31, 2015 and 2014, and the related combined statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Combined Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Combined Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Enersis Chile S.A. at December 31, 2015 and 2014, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

/s/ EY Ltda.

EY Ltda.

Santiago, Chile
April 29, 2016

A member firm of Ernst & Young Global Limited

ENERSIS CHILE

Combined Statements of Financial Position

As of December 31, 2015 and 2014

(In thousands of Chilean pesos)

	Note	12-31-2015 ThCh$	12-31-2014 ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	144,261,845	132,985,927
Other current financial assets	9	16,313,194	1,491,129
Other current non-financial assets		3,984,943	16,047,607
Trade and other current receivables	10	596,364,467	578,081,205
Current accounts receivable from related parties	11	25,144,559	16,952,650
Inventories	12	42,616,615	43,677,878
Current tax assets	13	20,306,212	45,648,139

Total current assets other than assets or disposal groups held for sale		848,991,835	834,884,535

Non-current assets or disposal groups held for sale	5	—	7,978,963

TOTAL CURRENT ASSETS		848,991,835	842,863,498

NON-CURRENT ASSETS
Other non-current financial assets	9	21,750,452	6,750,472
Other non-current non-financial assets		4,769,885	235,430
Trade and other non-current receivables	10	14,392,223	7,496,412
Investments accounted for using the equity method	14	45,716,371	40,365,323
Intangible assets other than goodwill	15	42,879,326	36,525,522
Goodwill	16	887,257,655	887,257,655
Property, plant and equipment	17	3,429,167,797	3,283,760,776
Investment property	18	8,150,987	8,514,562
Deferred tax assets	19	22,392,339	12,965,095

TOTAL NON-CURRENT ASSETS		4,476,477,035	4,283,871,247

TOTAL ASSETS		5,325,468,870	5,126,734,745

ENERSIS CHILE

Combined Statements of Financial Position

As of December 31, 2015 and 2014

(In thousands of Chilean pesos)

	Note	12-31-2015 ThCh$	12-31-2014 ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	20	27,921,725	146,364,359
Trade and other current payables	23	554,915,971	495,361,355
Current accounts payable to related parties	11	233,154,916	187,185,193
Other current provisions	24	16,329,195	11,623,514
Current tax liabilities	13	15,119,789	38,357,866
Other current non-financial liabilities		6,120,658	35,703,261

Total current liabilities other than those associated with disposal groups held for sale		853,562,254	914,595,548

Liabilities associated with disposal groups held for sale	5	—	5,488,147

TOTAL CURRENT LIABILITIES		853,562,254	920,083,695

NON-CURRENT LIABILITIES
Other non-current financial liabilities	20	917,197,790	778,135,167
Trade and other non-current payables	23	6,034,216	3,711,078
Current accounts payable to related parties	11	97,186	—
Other long-term provisions	24	56,116,140	27,969,935
Deferred tax liabilities	19	235,101,356	255,222,666
Non-current provisions for employee benefits	25	55,023,456	53,937,842
Other non-current non-financial liabilities		435,689	3,608,571

TOTAL NON-CURRENT LIABILITIES		1,270,005,833	1,122,585,259

TOTAL LIABILITIES		2,123,568,087	2,042,668,954

EQUITY
Allocated capital		2,229,108,975	2,229,108,975
Retained earnings		1,322,162,479	1,171,971,677
Other reserves	26.4	(958,589,952)	(928,879,218)

Equity attributable to Enersis Chile		2,592,681,502	2,472,201,434
Non-controlling interests	26.5	609,219,281	611,864,357

TOTAL EQUITY		3,201,900,783	3,084,065,791

TOTAL LIABILITIES AND EQUITY		5,325,468,870	5,126,734,745

ENERSIS CHILE

Combined Statements of Comprehensive Income, by Nature

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME Profit (loss)	Note	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Revenues	27	2,384,293,189	2,014,863,898	1,719,566,716
Other operating income	27	14,735,951	34,201,387	18,516,161

Revenues and other operating income		2,399,029,140	2,049,065,285	1,738,082,877
Raw materials and consumables used	28	(1,481,985,559)	(1,309,402,283)	(998,903,978)

Contribution Margin		917,043,581	739,663,002	739,178,899

Other work performed by the entity and capitalized	3 a. – 3 d.1	21,004,053	21,505,568	14,831,058
Employee benefits expense	29	(136,554,721)	(126,341,363)	(120,113,902)
Depreciation and amortization expense	30	(153,201,662)	(128,437,154)	(119,507,118)
Impairment loss recognized in the period’s profit or loss	30	3,054,903	(13,185,420)	(8,212,948)
Other expenses	31	(125,857,397)	(110,454,215)	(114,552,727)

Operating Income		525,488,757	382,750,418	391,623,262

Other gains	32	20,055,745	70,893,263	14,527,737
Financial income	33	15,270,169	14,762,515	13,650,531
Financial costs	33	(66,700,698)	(75,626,489)	(69,768,634)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14	8,905,045	(54,352,582)	24,309,344
Foreign currency exchange differences	33	(51,277,332)	(21,444,198)	(1,838,329)
Profit from indexed assets and liabilities	33	4,839,077	15,263,623	1,593,046

Income before taxes		456,580,763	332,246,550	374,096,957
Income tax expense, continuing operations	34	(109,612,599)	(132,687,133)	(61,712,442)

Income from continuing operations		346,968,164	199,559,417	312,384,515
Income from discontinued operations		—	—	—
NET INCOME		346,968,164	199,559,417	312,384,515

Net income attributable to:
Equity owners of the Combined Group		251,838,410	162,459,039	229,526,660
Non-controlling interests	26.5	95,129,754	37,100,378	82,857,855

NET INCOME		346,968,164	199,559,417	312,384,515

ENERSIS CHILE

Combined Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME	Note	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Net Income		346,968,164	199,559,417	312,384,515
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Losses from defined benefit plans	25.2.b	(5,645,532)	(12,692,856)	(3,260,244)
Other comprehensive income that will not be reclassified subsequently to profit or loss		(5,645,532)	(12,692,856)	(3,260,244)
Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains		162,373	12,473,950	12,286,748
Gains (losses) from available-for-sale financial assets		1,077	1,849	(2,273)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	14.1	(577,862)	13,476,871	8,699,592
Losses from cash flow hedges		(137,733,945)	(122,590,463)	(61,087,792)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		15,140,369	(8,765,418)	(9,840,931)
Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		(123,007,988)	(105,403,211)	(49,944,656)
Components of other comprehensive income (loss), before taxes		(128,653,520)	(118,096,067)	(53,204,900)
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		1,325,242	4,527,209	652,049
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		1,325,242	4,527,209	652,049
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		31,868,299	31,585,153	10,955,996
Income tax related to available-for-sale financial assets		(290)	(1,462)	455

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		31,868,009	31,583,691	10,956,451

Total Other Comprehensive Income (Loss)		(95,460,269)	(81,985,167)	(41,596,400)

TOTAL COMPREHENSIVE INCOME		251,507,895	117,574,250	270,788,115

Comprehensive income attributable to:
Equity owners of the Combined Group		193,709,073	110,466,754	203,106,403
Non-controlling interests		57,798,822	7,107,496	67,681,712

TOTAL COMPREHENSIVE INCOME		251,507,895	117,574,250	270,788,115

Combined Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

		Changes in Other Reserves
Statements of Changes in Equity	Allocated Capital	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Enersis Chile	Non-controlling Interests	Total Equity
Equity at beginning of period 1/1/2015	2,229,108,975	11,443,966	(66,850,863)	—	14,046	(873,486,367)	(928,879,218)	1,171,971,677	2,472,201,434	611,864,357	3,084,065,791
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	251,838,410	251,838,410	95,129,754	346,968,164
Other comprehensive income	—	979,726	(54,652,189)	(4,111,061)	789	(346,602)	(58,129,337)		(58,129,337)	(37,330,932)	(95,460,269)
Comprehensive income									193,709,073	57,798,822	251,507,895
Dividends								(93,477,653)	(93,477,653)	(40,335,478)	(133,813,131)
Increase (decrease) from other changes	—	—	—	4,111,061	—	24,307,542	28,418,603	(8,169,955)	20,248,648	(20,108,420)	140,228
Total changes in equity	—	979,726	(54,652,189)	—	789	23,960,940	(29,710,734)	150,190,802	120,480,068	(2,645,076)	117,834,992

Equity at end of period 12/31/2015	2,229,108,975	12,423,692	(121,503,052)	—	14,835	(849,525,427)	(958,589,952)	1,322,162,479	2,592,681,502	609,219,281	3,201,900,783

		Changes in Other Reserves
Statement of Changes in Equity	Allocated Capital	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Enersis Chile	Non-controlling Interests	Total Equity
Equity at beginning of period 1/1/2014	2,238,169,268	3,628,184	(6,258,379)	—	11,811	(877,246,493)	(879,864,877)	1,080,532,977	2,438,837,368	626,946,621	3,065,783,989
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	162,459,039	162,459,039	37,100,378	199,559,417
Other comprehensive income	—	7,815,782	(60,592,484)	(7,301,245)	2,235	8,083,427	(51,992,285)	—	(51,992,285)	(29,992,882)	(81,985,167)
Comprehensive income									110,466,754	7,107,496	117,574,250
Dividends	—	—	—	—	—	—	—	(109,706,921)	(109,706,921)	(40,621,604)	(150,328,525)
Increase (decrease) from other changes	(9,060,293)	—	—	7,301,245	—	(5,224,276)	2,076,969	38,686,582	31,703,258	48,255,408	79,958,666
Increase (decrease) from changes in ownership interests of combined entities that do not result in loss of control	—	—	—	—	—	900,975	900,975	—	900,975	(29,823,564)	(28,922,589)
Total changes in equity	(9,060,293)	7,815,782	(60,592,484)	—	2,235	3,760,126	(49,014,341)	91,438,700	33,364,066	(15,082,264)	18,281,802

Equity at end of period 12/31/2014	2,229,108,975	11,443,966	(66,850,863)	—	14,046	(873,486,367)	(928,879,218)	1,171,971,677	2,472,201,434	611,864,357	3,084,065,791

		Changes in Other Reserves
Statement of Changes in Equity	Allocated Capital	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Enersis Chile	Non-controlling Interests	Total Equity
Equity at beginning of period 1/1/2013	1,145,822,006	(3,488,610)	25,228,578	—	13,647	360,334,722	382,088,337	929,854,899	2,457,765,242	605,552,227	3,063,317,469
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	229,526,660	229,526,660	82,857,855	312,384,515
Other comprehensive income	—	7,116,794	(31,486,957)	(2,048,258)	(1,836)	—	(26,420,257)	—	(26,420,257)	(15,176,143)	(41,596,400)
Comprehensive income									203,106,403	67,681,712	270,788,115
Dividends	—	—	—	—	—	—	—	(131,159,522)	(131,159,522)	(36,354,383)	(167,513,905)
Increase (decrease) from other changes	1,092,347,262	—	—	2,048,258	—	(1,243,494,764)	(1,241,446,506)	52,310,940	(96,788,304)	(4,019,386)	(100,807,690)
Increase (decrease) from changes in ownership interest of combined entities that do not result in loss of control	—	—	—	—	—	5,913,549	5,913,549	—	5,913,549	(5,913,549)	—
Total changes in equity	1,092,347,262	7,116,794	(31,486,957)	—	(1,836)	(1,237,581,215)	(1,261,953,214)	150,678,078	(18,927,874)	21,394,394	2,466,520

Equity at end of period 12/31/2013	2,238,169,268	3,628,184	(6,258,379)	—	11,811	(877,246,493)	(879,864,877)	1,080,532,977	2,438,837,368	626,946,621	3,065,783,989

ENERSIS CHILE

Combined Statements of Cash Flows, Direct

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

Statements of Direct Cash Flows	Note	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		3,049,501,263	2,387,905,862	2,105,444,082
Collections from premiums and services, annual payments, and other obligations from policies held		1,575,093	—	73,618,168
Other collections from operating activities		4,399,898	15,244,642	31,272,875
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(2,069,604,155)	(1,875,922,724)	(1,483,888,195)
Payments to and on behalf of employees		(132,245,067)	(118,058,522)	(106,465,885)
Payments on premiums and services, annual payments, and other obligations from policies held		(7,547,854)	(8,060,258)	(5,468,607)
Other payments for operating activities		(123,833,216)	(92,292,159)	(81,340,651)
Cash flows from operating activities
Income taxes paid		(134,275,698)	(33,916,694)	(67,815,894)
Other outflows of cash, net		(11,438,737)	(9,953,266)	(22,395,362)

Net cash flows from operating activities		576,531,527	264,946,881	442,960,531

Cash flows from (used in) investing activities
Cash flows from the loss of control of combined entities or other businesses	8.e	6,639,653	40,861,571	—
Cash flows used to obtain control of combined entities or other businesses	8.c	—	(37,654,762)	(5,084,700)
Other payments to acquire equity or debt instruments belonging to other entities		—	(15,894,195)	—
Other payments to acquire stakes in joint ventures		(2,550,000)	(3,315,000)	—
Loans to related companies		—	—	(4,844,707)
Proceeds from the sale of property, plant and equipment		29,853	167,486	5,462,527
Purchases of property, plant and equipment		(309,503,337)	(193,980,458)	(128,239,374)
Proceeds from the sale of other long-term assets		1,729,727	2,037,930	1,987,002
Purchases of other long-term assets		—	(2,952,035)	—
Payments for future, forward, option and swap contracts		(6,143,222)	(17,364,789)	(134,614)
Collections from future, forward, option and swap contracts		186,522	22,536,125	1,214,705
Collections from related companies		—	—	4,895,411
Dividends received		10,163,153	12,857,184	7,134,121
Interest received		2,706,304	3,952,768	11,487,763
Other inflows (outflows) of cash, net		—	9,704	(3,192)

Net cash flows used in investing activities		(296,741,347)	(188,738,471)	(106,125,058)

Cash flows from (used in) financing activities
Payments for changes in ownership interest in combined entities that do not result in loss of control		—	—	3,192
Proceeds from long-term loans		—	221,932,163	—
Proceeds from short-them loans		—	—	615,868
Loans from related companies		672,906,691	475,737,765	373,106,833
Payments on borrowings and financial lease liabilities		(142,318,377)	(117,659,358)	(212,530,770)
Payment of loans to related companies		(633,103,315)	(633,824,523)	(173,958,103)
Dividends paid		(134,692,408)	(161,129,816)	(101,334,995)
Interest paid		(59,614,618)	(63,291,514)	(58,595,534)
Change in parent company investment		28,596,303	131,304,205	(37,143,350)
Other outflows of cash, net		(5,216,726)	(12,213,403)	(6,574,206)

Net cash flows used in financing activities		(273,442,450)	(159,144,481)	(216,411,065)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		6,347,730	(82,936,071)	120,424,408

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		4,898,486	1,044,603	388,929
Net increase (decrease) in cash and cash equivalents		11,246,216	(81,891,468)	120,813,337
Cash and cash equivalents at beginning of year	8.d	133,015,629	214,907,097	94,093,760
Cash and cash equivalents at end of year	8.d	144,261,845	133,015,629	214,907,097

ENERSIS CHILE

NOTES TO THE COMBINED FINANCIAL STATEMENTS

ENERSIS CHILE

COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014

(In thousands of Chilean pesos)

1.	BACKGROUND.

On April 28, 2015, Enersis S.A. (“Enersis”) informed the Superintendency of Securities and Insurance (hereinafter “SVS”) through a significant event, that the Board of Directors of the company decided by unanimous vote to initiate an analysis of a corporate reorganization (“reorganization”) aimed at the separation of the activities of generation and distribution of electricity in Chile from activities outside of Chile. The objective of this would be to resolve certain duplications and redundancies that arise from Enersis’ complex corporate structure today and generate value for all its shareholders while, maintaining its inclusion in the Enel S.p.A. group.

On July 27, 2015, pursuant to the provisions of Articles 9 and 10 of the Securities Market Law No. 18,045 and the provisions of General Norm No. 30 of the SVS, Enersis informed the SVS, by means of a significant event, that the Board of Directors of the company had decided unanimously that if the separation of power generation and distribution activities in Chile from the rest of the activities of the Enersis group outside of Chile were approved, the reorganization would be carried out through certain corporate transactions.

On November 10, 2015, an extraordinary meeting of the Board of Directors of Enersis S.A. was held, which agreed to summon an Extraordinary Shareholders’ Meeting on December 18, 2015, in order to approve the corporate reorganization and other related topics.

At the Extraordinary Shareholders’ Meeting of Enersis held on December 18, 2015, the shareholders approved the spin-off of Enersis into two companies (the “Spin-Off”). As a result of this Spin-Off will be created Enersis Chile S.A. (“Enersis Chile”), a new publicly held company, which will be governed under Chapter XII of D.L. 3,500 and to which were allocated the shareholdings and other associated assets and liabilities of Enersis in Chile, including the ownership interests in Endesa Chile and Chilectra Chile, already spun-off. All of Enersis’ shareholders will participate in Enersis Chile in the same proportion that they had in the Enersis’ capital, with a number of shares equal to what they had in Enersis (ratio 1:1); remaining in the demerged company (“Enersis”) all the respective business currently outside of Chile, including its ownership interests in the new entities resulting from the spin-offs of Chilectra and Endesa Chile, and all the assets and liabilities and administrative authorizations in Chile not expressly allocated to Enersis Chile in the Spin-Off.

As part of the Spin-Off, it was agreed to reduce the capital of Enersis as a consequence of the Spin-Off from Ch$5,804,447,986,000 divided into 49,092,772,762 registered common shares of a single series and no par value, to the new amount of Ch$3,575,339,011,549 divided into 49,092,772,762 registered common shares of a single series and no par value. Additionally, it was also agreed to (i) establish the capital of Enersis Chile at Ch$2,229,108,974,451 corresponding to the amount by which the capital of Enersis has been decreased, divided into 49,092,772,762 registered common shares, all of the same series and no par value, and (ii) distribute the company’s equity interest between Enersis and Enersis Chile, by allocating assets and liabilities as indicated by the aforementioned meeting, to Enersis Chile (See Note 2.1).

Likewise, the by-laws of Enersis were approved as a result of the Spin-Off as follows: (i) its corporate name was changed to Enersis Américas S.A.; and (ii) it corporate purpose was extended to include loans to related companies.

Meanwhile, the by-laws of Enersis Chile were approved, which, as of its effectiveness, shall be subject, in an anticipated and voluntarily manner, to the norms set forth in Article 50 Bis of the Chilean Companies Law related to the election of independent directors and the creation of the Directors’ Committee.

Finally, on January 29, 2016, in compliance with the agreement reached at the Extraordinary Shareholders’ Meeting of Enersis held on December 18, 2015 (hereinafter “Meeting”), the Board of Directors of Enersis S.A. acknowledges that the condition precedent regarding the spin-off of Enersis has been met, and accordingly has also arranged to grant the public deed that declares the completion of the condition precedent, entitled “Public Deed of Compliance of the Condition of the Spin-Off of Enersis”, effective on the same date. Consequently, and as agreed at the Meeting, the Enersis’ Spin-Off became effective on Tuesday, March 1, 2016, whereupon the new corporation, Enersis Chile S.A. began its existence and the approved capital decrease and the other amendments to the by-laws of Enersis S.A. were verified, which was renamed “Enersis Américas S.A.”

Steps to carry out the corporate reorganization of Enersis S.A. that were approved at the Extraordinary Shareholders Meeting:

a) Related to the preparation of the Combined Financial Statements

•	Each of the direct and indirect subsidiaries of Enersis, Chilectra S.A. and Empresa Nacional de Electricidad S.A. (“Endesa S.A.”) would effect spin-offs, resulting in the formation of a new company from the spin-off by Chilectra S.A. (“Chilectra Américas”) and a new company from the spin-off by Endesa S.A. (“Endesa Américas”), which would be allocated equity interests and other assets that both Chilectra S.A. and Endesa S.A. hold outside of Chile, as well as certain other assets and liabilities related to them. The new companies, Endesa Américas and Chilectra Américas, will be listed and traded on the same markets where Endesa and Chilectra are traded. In the case of Endesa Américas it will also be governed under Chapter XII of D.L. 3,500 issued on November 4, 1980.

The continuing companies of Endesa S.A. and Chilectra S.A., that would be allocated the businesses conducted in Chile, and are to be called Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra Chile S.A. (“Chilectra Chile”) after the spin-offs.

•	At the same time, Enersis will be spun-off and, resulting from this spin-off, will form a new company (“Enersis Chile”), which will hold the equity interests and assets of Enersis in Chile allocated to it, including equity interests in Chilectra Chile and Endesa Chile (after the spin-off of these companies described above), and certain other assets and liabilities related to them. The new company, Enersis Chile, will be listed and traded on the same markets were Enersis is traded and will be governed under Chapter XII of D.L. 3,500 issued on November 4, 1980.

Remaining in the continuing entity named Enersis Américas S.A. are the equity interests and corresponding liabilities of Enersis outside Chile, as well as those held by each of the new companies “Chilectra Américas” and “Endesa Américas”, created as a result of the spin-offs of Chilectra Américas and Endesa Américas mentioned above, and the liabilities related to them.

b) Related to the subsequent processes of the division phase.

•	Once the previously mentioned spin-offs are completed, “Enersis Américas” would absorb by merger “Chilectra Américas” and “Endesa Américas”, and would dissolve them without liquidation, thus grouping all international shares of the Enersis group outside Chile in “Enersis Américas”. The merger involving “Endesa Américas” and “Chilectra Américas” would take place as soon as legally possible and in accordance with the applicable regulations. On the other hand, Enersis Chile, through its ownership interest in Endesa Chile and Chilectra Chile would carry out the businesses in Chile, which in its case, would represent a large reduction of its actual organizational structure.

On April 13, 2016, the Superintendency of Securities and Insurance has registered Enersis Chile and its shares in its Securities Registry, and has made the respective listings in the Santiago Stock Exchange, the Valparaíso Stock Exchange, the Chile Electronic Stock Exchange and the New York Stock Exchange of United States of America, all in accordance with the decision made at the Extraordinary Shareholders’ Meeting of Enersis Américas S.A. held on December 18, 2015. Therefore, the issued shares of Enersis Chile were distributed free of any payment to the entitled shareholders of Enersis Américas S.A. on April 21, 2016, and began to be traded on that date.

The preparation of these combined financial statements of Enersis Chile (hereinafter “the Company” or “the Combined Group”), do not include effects that could potentially arise as a result of the previously mentioned merger.

These combined financial statements are presented in thousands of Chilean pesos (unless otherwise stated) which is the Company’s functional and presentation currency. Chilean operations with functional currencies other than the Chilean peso are reported in accordance with the accounting policies described in Note 3.m.

1.1 THE COMBINED GROUP’S ACTIVITIES

Enersis Chile comprises the combination of Endesa Chile S.A. and Chilectra Chile S.A. and their combined entities and investments in associates and joint ventures (hereinafter “the Combined Group”).

Enersis Chile S.A. will be a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The company will be registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS). In addition, the company will be registered with the Securities and Exchange Commission of the United States of America.

Enersis Chile’s corporate purpose will consist of exploring, developing, operating, generating, distributing, transporting, transforming and/or sale of energy in any of its forms or nature, directly or through other entities. Additionally, its corporate purpose also includes investing and managing its investments in the combined entities and associates, whose activities include the generation, transmission, distribution or selling electrical energy.

Enersis Chile S.A. will be a subsidiary of Enel Iberoamérica S.R.L., a company controlled by Enel S.p.A. (hereinafter “Enel”).

2.	BASIS OF PRESENTATION OF THE COMBINED FINANCIAL STATEMENTS.

2.1 Basis of preparation

The combined financial statements as of December 31, 2015 and 2014 of Enersis Chile have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They were approved by the Enersis’ Board Directors at its meeting held on April 29, 2016.

As of December 31, 2015, the Enersis Chile Combined Group does not represent a group for consolidated financial statement reporting purposes in accordance with IFRS 10 Consolidated Financial Statements.

The accompanying combined financial statements reflect the combined operations of the Combined Group as it would have been incorporated following the spin-off, assuming date would have been January 1, 2013. The combined financial statements may not be indicative of the Combined Group’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated, since January 1, 2013 as an independent Combined Group during the periods presented.

The Combined Group used the same accounting policies and valuation methods for the preparation of these combined financial statements, as those used by Enersis for the preparation of its Consolidated Financial Statements, unless such accounting policies and valuation methods are not in accordance with IFRS when presenting the Combined Group as a group of companies independent of Enersis. These accounting policies have been disclosed under this note and Note 3 Accounting policies. The entities and associates are included in these combined financial statements using their respective historical carrying values and amounts as included in Enersis’ Consolidated Financial Statements.

Since IFRS does not provide any guidance for the preparation of combined financial statements, paragraph 12 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been used for the preparation of the combined financial statements. This paragraph requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The combined financial statements of Enersis Chile have been derived from the aggregation of the net assets of the Chilean business of Enersis. All intra-group balances, revenues, expenses and unrealized gains and losses arising from transactions between companies belonging to Combined Group were eliminated when preparing the combined financial statements. In addition, the investments of Enersis in the Combined Group were eliminated against the equity of the respective combined entities. Transactions with Enersis group companies, which do not belong to the Combined Group, have been disclosed as transactions with related parties.

Principles applied in preparing the Combined Financial Statements

The following summarizes the accounting and other principles applied in preparing the combined financial statements. Enersis Management considers that the allocations described below have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Combined Group had been a stand-alone entity.

Net assets of the Parent (equity)

The Combined Group has not previously formed a separate legal group nor presented any stand-alone financial statements, and accordingly it is not conceivable to present share capital or an analysis of equity reserves. The net assets of the Combined Group are represented by capital invested in the Combined Group and are shown as “Equity” using the same captions as those used by Enersis. Issued capital, share premium and retained earnings of Enersis have been allocated to Enersis Chile based on net assets value ratio assigned to it. Other reserves (which are primarily composed of the equity effects of past reorganizations, business combinations under common control, residual effects of first-time adoption of IFRS and the equity effects of the current spin-off process) have been allocated considering the transaction and circumstances that led to creation of these reserves.

Cash and cash equivalents

Cash and cash equivalents of the foreign subsidiaries of Enersis are excluded from these Combined Financial Statements.

In addition, the cash and cash equivalents balance of Enersis, on a stand-alone basis, was allocated using the following criteria:

(i)	Cash and cash equivalents from the proceeds from the capital increase carried out in 2013 were excluded from these Combined Financial Statements; and

(ii)	Cash and cash equivalents remaining after excluding the 2013 capital increase proceeds, were allocated based on the exercise carried out by Enersis’ management, the ratios obtained for the division of the cash and cash equivalents, are as follows:

	Proportion of Net Assets Market Value
Entity	Chile	Américas
Enersis	42%	58%
Endesa S.A.	66%	34%
Chilectra S.A.	63%	37%

Intercompany balances and transactions with related companies

Intercompany balances with successors of Enersis were allocated by identifying the entity that provided/received the service as well as the nature of it. Intercompany balances with Enersis Chile were eliminated in full for the purpose of these combined financial statements. Intercompany balances with Enersis Americas are included in these combined financial statements and disclosed as accounts with related companies.

Debt instruments and related interest expenses, exchange differences and effects of hedge accounting strategies

Financial debt and related interest expenses and exchange rate differences of the Chilean subsidiaries of Enersis are included in these combined financial statements. Financial debt and related interest expenses and exchange rate differences of Enersis stand-alone have been 100% allocated to Enersis Americas and are not included in these combined financial statements.

In relation to derivative instruments designated as hedging instruments for the Chilean subsidiaries of Enersis, these have been included in these combined financial statements. Enersis’ management has adopted as a criterion to keep the strategies of hedge accounting. Therefore, all effects on the statement of financial position, income and other comprehensive income are assigned to the specific companies to which the hedged items were assigned. In the case of Enersis on a stand-alone basis, the main items covered by the hedging strategies are related to debt (hedging exposure to foreign currency debt and variability in interest rates). Therefore, the main derivative instruments associated with such hedging strategies have been assigned according to Enersis Américas, an entity that will assume 100% of the debt of Enersis stand-alone entity, or Enersis Chile, as applicable.

Personnel, salary expenses other employee benefits

For purposes of properly distributing the accounting effect of personnel from Enersis on a stand-alone basis between Enersis Chile and Enersis Américas, the Enersis’ Management defined as a criterion to identify those personnel whose main activities are related 100% with the operations based in Chile under Enersis. This group of employees was assigned to Enersis Chile. On the other hand, Management also identified those employees whose main activities relate 100% to foreign operations. This group of employees was assigned to Enersis Américas.

All remaining personnel, who divide their main activities between the Chilean operations of Enersis and foreign operations, were assigned to Enersis Chile, meaning that from the date of the spin-off, those employees would identify the activities offered to foreign operations of Enersis and vice-versa. The existing contracts of the inter-company provision of services between foreign and local businesses ensure reimbursement of the incurred costs of these employees that have been allocated based on the time dedicated to activities offered to Enersis Chile companies from their total available time.

The table below sets forth the breakdown of employees to be allocated to Enersis Chile and Enersis Américas:

	Employee Allocation
Entity	Chile	Américas
Enersis	394	87
Endesa S.A.	919	6
Chilectra S.A.	688	2

Total	2,001	95

Once the allocation of personnel was determined Enersis management applied the following criterion to the division of all the personnel related accounts in the statements of financial position and comprehensive income that were associated with the costs directly related to the personnel, such as wages and salaries, post-employment benefit obligations expense and social security and other benefits, travel expenses, etc. In this regard their allocation was performed based on the specific assignment of the related personnel to the Combined Group, as described above.

Other shared costs

The combined statements of income include expense allocations for certain corporate functions provided by Enersis, including, but not limited to, human resources administration, treasury, risk management, internal audit, accounting, tax, legal, insurance, medical services, information technology support, communication management, and other shared services. These expenses were allocated to Enersis Chile and Enersis Américas based on a specific identification basis, and in other cases these expenses were allocated by Enersis based on a pro-rata basis of headcount or some other basis depending on the nature of the allocated cost. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by Enersis Chile during the periods presented.

Dividends receivable and payable

The criterion defined by Enersis’ Management to allocate to both Enersis Chile as well as to Enersis Américas a portion of dividends receivable accounts from Enersis stand-alone as of the date of the corporate spin-off, has been based mainly on identifying the origin of each one of those dividends. If the dividends come directly from a Chilean subsidiary, these dividends have been allocated 100% to Enersis Chile.

Income tax

The tax effect (income statement and income tax provision) related to the Chilean subsidiaries of Enersis are included in these combined financial statements and was calculated using the statutory corporate tax rates according to the jurisdiction where the pre-tax income was originated.

In addition, for the tax effect in the income statement of Enersis on a stand-alone basis it has been allocated to these combined financial statements by determining a hypothetical taxable income as if Enersis Chile and Enersis Americas had operated as separate taxpayers. However, and from a tax point of view, there is currently only one taxpaying company, which is Enersis, and whose successor entity would be Enersis Americas. Accordingly, income tax payable by Enersis has not been allocated to the combined financial statements.

In relation to deferred tax assets and liabilities, these have been assigned to Enersis Chile and Enersis Américas, taking into account the underlying assets and liabilities, whose respective temporary differences have originated such deferred taxes.

Other working capital accounts

Working capital items such as accounts receivable, accounts payable and inventories that are directly attributable to the Chilean operations of the Combined Group are included in the combined financial statements.

2.2 New accounting pronouncements

a) Accounting pronouncements effective from January 1, 2015:

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 19: Employee Benefits

The purpose of this amendment is to simplify the accounting for contributions from employees or third parties that are not determined on the basis of an employee’s years of service, such as employee contributions calculated according to a fixed percentage of salary.

Annual periods beginning on or after July 1, 2014.

Improvements to IFRS (2010-2012 and 2011-2013 Cycles)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 and IAS 40.

Annual periods beginning on or after July 1, 2014.

The amendments and improvements to standards, which became effective on January 1, 2015, had no effect on the combined financial statements.

b) Accounting pronouncements effective from January 1, 2016 and subsequent periods:

As of the date of issue of these combined financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IFRS 11: Joint Arrangements

This amendment states that the accounting standards contained in IFRS 3 and other standards that are pertinent to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitutes a business.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendment to IAS 16 explicitly forbids the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

Annual periods beginning on or after January 1, 2016.

Improvements to IFRS (2012-2014 Cycles) These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5, IFRS7, IAS19 and IAS 34.	Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 and IAS 28 relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 27: Equity Method in Separate Financial Statements

This improvement allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the improvement is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016.

Standards, Interpretations and Amendments	Mandatory application for:

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to assist companies in applying professional judgment to determine the disclosures that should be included in their financial statements.

Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities, Application of the Consolidation Exception

The amendments, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

IFRS 9: Financial Instruments

This is the final version of the standard issued in July 2014 and which completes the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” This project was divided into 3 phases:

Phase 1 – Classification and measurement of financial assets and financial liabilities. This introduces a logical focus for the classification of financial assets driven by cash flow characteristics and the business model. This new model also results in a single impairment model being applied to all financial instruments.

Phase 2 – Impairment methodology. The objective is a more timely recognition of expected credit losses. The standard requires entities to account for expected credit losses from the time when financial instruments are first recognized in the financial statements.

Phase 3 – Hedge accounting. This establishes a new model aimed at reflecting better alignment between hedge accounting and risk management activity. Also included are enhancements to required disclosures.

This final version of IFRS 9 replaces the previous versions of the Standard.

Annual periods beginning on or after January 1, 2018.

IFRS 15: Revenue from Contracts with Customers

This new standard applies to all contracts with customers except leases, financial instruments and insurance contracts. Its purpose is to make financial information more comparable, and it provides a new model for revenue recognition and more detailed requirements for contracts with multiple obligations. It also requires more itemized information. This standard will replace IAS 11 and IAS 18 as well as their interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).

Annual periods beginning on or after January 1, 2018.

IFRS 16: Leases

This new standard provides a definition of a lease contract and specifies the accounting treatment for the assets and liabilities originated under those contracts from both lessor and lessee perspective. Lessor accounting remains largely unchanged from its predecessor IAS 17, Leases. However, for lessee accounting, the new standard requires recognition of a right of use an asset and a corresponding liability, similar to finance lease accounting under IAS 17 for most lease contracts.

Annual periods beginning on or after January 1, 2019.

The Combined Group is currently assessing the impact of applying IFRS 9, IFRS 15, and IFRS 16; however, it is not practicable to provide a reasonable estimate of the effects that these IFRSs will have until the Combined Group performs a detail review. In Enersis management’s opinion, the future application of the other standards and amendments is not expected to have a significant effect on the combined financial statements of the Combined Group.

2.3 Responsibility for the information, judgments and estimates provided

Management is responsible for the information contained in these combined financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the combined financial statements, certain judgments and estimates made by management have been used to quantify some of the assets, liabilities, income, expenses and commitments recorded in the statements.

The most important areas were critical judgment is required are:

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

•	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h)

The estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses among tangible and intangible assets and goodwill (see Note 3.e).

•	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.m.1 and 25).

•	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 22).

•	Energy supplied to customers whose meter readings are pending.

•	Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the combined financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements (see appendix 6.2).

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

•	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

•	The tax results of the various combined entities of the Combined Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these combined financial statements (see Note 3.o).

•	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these combined financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects in the corresponding future combined financial statements.

2.4 Combined entities

The Combined Group consists of the entities indicated in Appendix 1, which shown the entities that will be part of the Enersis Chile’s Group, as well as, a description of the relationship that Enersis Chile will have with each of its combined entities, which have been considered in terms of the preparation of these combined financial statements.

Combined entities are those entities that will be controlled, either directly or indirectly, by the Combined Group. Control is achieved when a company has i) power over the combined entity; ii) is exposed, or has rights, to variable returns from its involvement with the combined entity; and iii) has the ability to use its power to affect its returns.

A company has power over entity when it holds the majority of the substantive voting rights or, when it has less than a majority of the voting rights, and those rights are sufficient to give it the practical ability to direct the relevant activities of the entity unilaterally. Control over an entity is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

2.4.1 Changes in the scope of combination

On January 9, 2015, our combined entity Empresa Nacional de Electricidad S.A. (Endesa Chile S.A.), sold all the shares owned in Sociedad Concesionaria Túnel El Melón S.A. for ThCh$25,000,000 (see Note 5).

The elimination of Sociedad Concesionaria Túnel El Melón S.A. from Enersis Combined Group’s scope of combination caused a decrease in the combined statement of financial position of ThCh$871,022 in current assets, ThCh$7,107,941 in non-current assets, ThCh$3,698,444 in current liabilities and ThCh$1,789,703 in non-current liabilities.

On December 30, 2014, Inmobiliaria Manso de Velasco Ltda, a combined entity of Enersis, completed the sale of all of its direct and indirect ownership interest in the companies Construcciones y Proyectos Los Maitenes S.A. and Aguas Santiago Poniente S.A. The selling price of these shares was ThCh$57,173,143, which was received in cash on the same date (see note 32).

The elimination of Maitenes S.A. and Aguas Santiago Poniente S.A. from the Enersis Combined Group’s scope of combination caused a decrease in the combined statement of financial position of ThCh$54,845,853 in current assets, ThCh$12,822,077 in non-current assets, and ThCh$1,393,348 in current liabilities; there was no effect on non-current liabilities.

During the first half of 2014, the company Inversiones GasAtacama Holding Limitada was incorporated to the Enersis Combined Group’s scope of combination as a result of Endesa Chile S.A.’s acquisition of a 50% interest in that company on April 22, 2014 (see Note 6).

Pursuant to this operation, the following companies became combined entities of the Combined Group: Inversiones GasAtacama Holding Limitada, GasAtacama S.A., GasAtacama Chile S.A., Gasoducto TalTal S.A., Progas S.A., Gasoducto Atacama Argentina S.A., Atacama Finance Co., GNL Norte S.A. and Energex Co.

The incorporation of GasAtacama Holding Limitada to the Enersis Combined Group’s scope of combination resulted in an increase in the combined statement of financial position of ThCh$198,924,289 in current assets, ThCh$221,471,415 in non-current assets, ThCh$69,989,919 in current liabilities, and ThCh$35,672,488 in non-current liabilities.

2.4.2 Uncombined companies with an ownership interest of more than 50%

Although the Combined Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a “joint venture” since the Combined Group, through contracts or agreements with shareholders, exercises joint control of the company.

2.5 Investment in associates and joint arrangements

Associates are those in which the Combined Group, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but does not control or have joint control over those policies. In general, significant influence is presumed to be those cases in which the Combined Group has an ownership interest of more than 20% (see Note 3.i).

Joint arrangements are defined as those entities in which the Combined Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

•	Joint ventures: an agreement whereby the parties exercising joint control have rights to the entity’s net assets.

•	Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Currently, Enersis Chile does not have any joint arrangements that qualify as joint operations.

Appendix 3 – “Associated Companies and Joint Ventures” to these combined financial statements describes the relationship of Enersis Chile with each of these companies.

2.6 Business combinations

The combined entities are combined and all their assets, liabilities, revenues, expenses, and cash flows are included in the combined financial statements once the adjustments and eliminations from intercompany transactions have been made.

The comprehensive income of combined entities is included in the combined statement of comprehensive income from the date when the Combined Group obtains control of the combined entity and until the date on which it loses control of the combined entity.

The operations of the Combined Group and its combined entities have been combined under the following principles:

1.	At the date Enersis Chile obtains control, the combined entity’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interest exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Combined Group chooses whether to measure the non-controlling interests in an acquired company at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of assets acquired and liabilities assumed at the acquisition date it has not been completed, the Combined Group reports the provisional values recorded. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively and additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to management at that time.

For business combinations achieved in stages, the fair value of the equity interest previously held in the acquired company is measured on the date of acquisition and any profit or loss is recognized in the results for that fiscal year.

2.	Non-controlling interests in equity and in the comprehensive income of the combined entities are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the combined statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the combined statement of comprehensive income.

3.	The financial statements of combined entities with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.	For items in the comprehensive income statement, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.

d.	Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” in other comprehensive income (see Note 26.2).

In 2015, the assessment of the functional currency of Inversiones GasAtacama Holding Ltda. was revised and we determined the Chilean Peso as its functional currency. Our decision to change the functional currency was made considering that upon integration of operations of this entity it became an extension of its immediate parent Endesa Chile, as such, have the same functional currency, that is, the Chilean peso. The change was applied prospectively.

4.	Balances and transactions between combined entities were fully eliminated in the combination process.

5.	Changes in interests in combined entities that do not result in taking or losing control are recorded as equity transactions, and the book value of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the combined entity. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in Equity attributable to Enersis Chile.

6.	Business combinations under common control are recorded using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same book value at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the combination and the compensation given is recorded directly in Net equity as a debit or credit to other reserves. The Combined Group does not apply retrospective accounting records of business combinations under common control.

3.	ACCOUNTING POLICIES APPLIED.

The main accounting policies used in preparing the accompanying combined financial statements are the following:

a) Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•	Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Combined Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment. (See Note 17.b.1).

•	Employee expenses directly related to construction in progress. (See Note 17.b.2).

•	Future disbursements that the Combined Group will have to incur to close its facilities are added to the cost of the asset, recognizing the corresponding provision for dismantling or restoration. The Combined Group reviews its estimates on an annual basis, increasing or decreasing the value of the asset and the liability based on the results of this estimate (see Note 24).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the year in which they are incurred.

The Combined Group, based on the outcome of impairment testing performed as explained in Note 3.e), considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Combined Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives
Buildings	22 - 100
Plant and equipment	3 - 85
IT equipment	3 - 15
Fixtures and fittings	5 - 21
Motor vehicles	5 - 10
Other	2 - 33

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	35-65
Electromechanical equipment	10-85
Fuel oil/coal-fired power plants	25-40
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-80
Low- and medium-voltage network	7-62
Measuring and remote control equipment	3-76
Primary substations	4-25
Natural gas transport facilities
Pipelines	35

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of Property, plant and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales expenses from the amount received in the sale.

b) Investment property

Investment property includes land and buildings held for the purpose of earning rentals and/or for capital appreciation.

Investment property is measured at acquisition cost less any accumulated depreciation and impairment losses that have been incurred. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

An investment property is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

Gains or losses on derecognition of the investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the asset.

The breakdown of the fair value of investment property is detailed in Note 18.

c) Goodwill

Goodwill arising from business combinations represents the excess of the consideration paid plus the amount of any non-controlling interests over the Combined Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed, as well as the determination of goodwill, after the end of the reporting period in which the combination occurs, the amounts previously reported presented are adjusted, for comparative purposes to include the value of the assets acquired and liabilities assumed and the value of the final goodwill as of acquisition date.

Goodwill arising from acquisition of entities with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the closing exchange rate.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Combined Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.e).

d) Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2015 and 2014, there are no significant intangible assets with an indefinite useful life.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous fiscal years are explained in Note 3.e below.

d.1) Research and development expenses

The Combined Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

d.2) Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over five years. Certain easements and water rights have indefinite useful lives and, therefore, are not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e) Impairment of non-financial assets

During the year, and principally at the end of each reporting period, the Combined Group evaluates whether there is any indication that an asset has been impaired. If any such indication exist, the Combined Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Combined Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Combined Group uses value in use criteria in practically all cases.

To estimate value in use, the Combined Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Combined Group operates. For the years ended December 31, 2015, 2014 and 2013, projections were extrapolated from the following rates:

Growth rates (g)
2015	2014	2013
4.5% – 5.1%	2.2% – 5.0%	2.2% – 5.3%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied in 2015, 2014 and 2013 expressed in nominal terms:

2015		2014		2013
Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
8.1%	12.7%	7.9%	13.0%	7.8%	16.3%

If the recoverable amount of the CGU is estimated to be less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss)” recognized in profit or loss” in the combined statement of comprehensive income. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

f) Leases

In order to determine whether an arrangement is, or contains, a lease, the Combined Group assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Combined Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Combined Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Combined Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Combined Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

In the case of operating leases, payments are recognized as an expense in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

g) Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1) Financial assets other than derivatives

The Combined Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using equity method (See Note 14) and those held for sale, into four categories:

•	Loans and account receivables: Trade and other receivables and accounts receivable from related companies are recognized at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncollected interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and of allocating finance income or cost over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows to be received or paid over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

•	Held-to-maturity investments: Investments that the Combined Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

•	Financial assets at fair value with changes in net income: This category includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the combined statement of financial position at fair value, with changes in value recorded directly in income when they occur.

•	Available-for-sale financial assets: These are financial assets specifically designated as available-for-sale or are not classify within any of the three preceding categories.

These investments are recognized in the combined statement of financial position at fair value when it can be reliably determined. For investments in equity instruments in unlisted companies or companies with lower levels of liquidity, normally the fair value cannot be reliably measured. When this occurs, those investments in equity instruments are measured at cost less impairment losses, if any.

Changes in fair value, net of taxes, are recognized in other comprehensive income, until the investments are disposed of, at which time the amount accumulated in other comprehensive income is reclassified to profit or loss.

If the fair value is lower than cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recognized directly in profit or loss.

Purchases and sales of financial assets are accounted for using their trade date.

g.2) Cash and cash equivalents

This item within the combined statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

g.3) Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

•	For trade receivables in the electricity generation, transmission and distribution segments, the Combined Group’s policy is to recognize impairment losses when there is objective evidence that the balance will not be recoverable. In general terms, the Combined Group’s entities has a defined policy to recognize an allowance for impairment losses based on the aging of past-due balances, except in those cases where a specific collective basis analysis is recommended, such as in the case of receivables from government-owned companies (see Note 10).

•	In the case of receivables of a financial nature, that are included in the “Loan and receivables” and “Investment held-to-maturity”, impairment is determined on case-by-case basis and is measured as the difference between the carrying amount and the present value of the future estimated cash flows discounted at the original effective interest rate (see Notes 9 and 22).

•	For financial investments available-for-sale, the criteria for impairment applied are described in Note 3.g.1

g.4) Financial liabilities other than derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.g.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 22, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5) Derivative financial instruments and hedge accounting

Derivatives held by the Combined Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive fair value is recorded in “Trade and other receivables,” and negative fair values are recorded in “Trade and other liabilities.”

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recorded as follows:

•	Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the combined statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•	Cash flow hedges: Changes in fair value of the effective portion of the hedged item and hedge instrument are recorded in other comprehensive income an accumulated in an equity reserve known as “Reserve for cash flow hedges.” The cumulative gain or loss in in this reserve is reclassified to the combined statement of comprehensive income to the extent that the hedged item impacts the combined statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recorded directly in the combined statement of comprehensive income.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

As a general rule, long-term commodity purchases or sales agreements are recorded in the combined statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•	The sole purpose of the agreement is for the Combined Group’s own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (i) in the case of electricity sales its sale to the end-customers.

•	The Combined Group’s future projections evidence the existence of these agreements for its own use.

•	Past experience with agreements evidence that they have been utilized for the Combined Group’s own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Combined Group.

•	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Combined Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell the Combined Group’s own products.

The Combined Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

g.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•	The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Combined Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•	The Combined Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Combined Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g.7) Offsetting financial assets and liabilities.

The Combined Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position when, and only when:

•	There is a legally enforceable right to set off the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g.8) Financial guarantee contracts

Financial guarantee contracts, such as guarantees given by the Combined Group to third parties, are initially recognized at fair value, adjusting the transaction costs that are directly attributable to the issuance of the guarantee.

Subsequently to initial recognition, financial guarantee contracts are measured at the higher of:

•	the amount determined under accounting policy describe in Note 3.l; and

•	the amount initially recognized less, if appropriate, any accumulated amortization.

h) Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value, the Combined Group uses valuation techniques that are appropriate for the circumstances and for which there are sufficient data to conduct the measurement. The Combined Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Considering the hierarchy of the data used in these valuation techniques, the assets and liabilities measured at fair value can be classified into the following levels:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial asset or financial liability take into consideration estimated future cash flows discounted at zero coupon interest rate curves for each currency. All the valuations described are carried out using external tools, such as “Bloomberg”.

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Combined Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Combined Group’s own credit risk;

•	For derivatives non-quoted in an organized market, the Combined Group measures derivatives not traded on active markets by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end. It also adjusts the value according to its own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Combined Group itself.

•	In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are shown in Note 22.3.

i) Investments accounted for using the equity method

The Combined Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Combined Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with Combined Group’s entities, plus any goodwill generated in acquiring the entity. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Combined Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from associates or joint ventures is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when impairment indicators exist.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Combined Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method.”

Appendix No. 3, “Enersis Chile Combined Group Associated Companies and Joint Ventures,” to these combined financial statements, provides information about the relationship of Enersis with each of these entities.

j) Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

k) Non-current assets held for sale and discontinued operations

The Combined Group classifies property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets) as non-current assets held for sale, if, as of the date of the combined financial statements, the Combined Group has taken active measures for their sale and estimates that such sale is highly probable.

Non-current assets held-for-sale or disposal groups are measured at the lower of their carrying amount and fair value less costs of disposal. Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale.

Non-current assets or disposal groups classified as held for distribution to owners are measured at the lower of their carrying amount and their fair value less costs to distribute.

Assets that are no longer classified as held for sale, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale and their recoverable amount at the date of subsequent decision to reclassify the non-current assets.

Non-current assets and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the combined statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners.”

The Combined Group classifies as discontinued operations those separate major lines of business that have been sold or disposed of, or are classified as held for sale, including other assets that are part of the same coordinated sales or disposal plan. Similarly, entities that have been acquired exclusively with a view to resale are also considered discontinued operations.

The components of profit or loss after taxes from discontinued operations are presented as a single line item in the combined comprehensive income statement as “Income after tax from discontinued operations”, including incremental taxes related to the spin-off transaction, once it becomes effective.

l) Provisions

Provisions are recognized when the Combined Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Combined Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

Provisions are measured using the best information available as of the date of issuance of the combined financial statements considering the consequences of the event causing the provision and are re-estimated at the end of each subsequent reporting period.

l.1) Provisions for post-employment benefits and similar obligations

Some of the combined entities have pension and similar obligations with their employees. These obligations, which can be defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability and the plan assets (if any) is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the combined statement of financial position.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets (if any, and excluding interest) are recognized directly in other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense in the combined statement of comprehensive income when the employees have rendered their services.

m) Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the year, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange differences” in the combined statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the combined statement of comprehensive income.

The Combined Group has established a policy to hedge the portion of revenue from its combined entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at five years.

n) Current/non-current classification

In these combined statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Combined Group have any obligations that mature in less than twelve months but can be refinanced over the long term at the Combined Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as long-term liabilities.

o) Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Combined Group’s different combined entities and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	Did not arise from a business combination, and

•	At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in combined entities, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in combined entities, associates and joint ventures in which the Combined Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Combined Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the combined statement of financial position if has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

p) Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Combined Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity other than increases relating to contributions from equity participants and such benefits can be measured reliably.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction; the following criteria for recognition are taken:

•	Generation of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as the case. This revenue includes an estimate of the service provided and not billed until the closing date (see Note 2.3 and 27).

•	Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate. This revenue includes an estimate of the energy supplied but not yet billed and for which the customers’ meters have not been read yet (see Note 2.3 and 27).

Revenue from rendering of services is only recognized when it can be estimated reliably, by reference to the stage of completion of the service rendered at the date of the statement of financial position. When the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. (See Note 27)

Revenue from sales and goods is recognized based on the economic substance of the transaction and are recognized when all and each of the following conditions are met:

•	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

In arrangements under which the Combined Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The Combined Group excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Combined Group recognizes the net amount of non-financial asset purchases or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Financial income (expense) is recognized using the effective interest rate applicable to the outstanding principal over the repayment period.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recording them as assets.

q) Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each year, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement not to approve the mandatory dividend, given Enersis’ highly fragmented share capital. At the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies,” as appropriate, and recognized in Equity.

Interim and final dividends are deducted from Equity when approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

r) Share issuance costs

Capital issuance costs, only when represents incremental expenses directly attributable to the transaction, are recognized directly in equity as a deduction from “Allocated capital”, net of any applicable taxes. If the allocated capital account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves.”

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

4.1 Regulatory framework:

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables–CER), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables–CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. A law was passed on January 8, 2014, which will allow the SIC to be connected to the SING.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining a reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

Therefore, a company’s decision to generate electricity is subject to the CDEC’s operation plan. On the other hand, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generating company may have the following types of customers:

(i) Distribution companies that supply power to regulated customers: This distribution is to residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Until January 2015, customers consuming between 500kW and 2,000 kW may choose to be regulated or unregulated customers. On January 29, 2015, it was published in the Official Gazette an amendment to the law increasing the upper threshold from 2,000kW to 5,000kW. A summarized description of the scope of the amendments to the law is given below.

Until 2009, the transfer prices between generators and distribution companies for supplying power to regulated customers were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors are being replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(ii) Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 5,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 5,000 kW, have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system. As previously discussed, the 5,000 kW threshold became effective beginning on January 30, 2015.

(iii) Spot market: This represents energy and capacity transactions among generating companies that result from the CDEC’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CDEC. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CDEC to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Beginning in 2010 with the enactment of Law 20,018, distribution companies must have sufficient supply permanently available to cover their entire demand projected for a period of three years; to do so, they must carry out long-term public bidding processes. This period of three years has been changed to five years, following the legislative amendment published in January 2015.

On May 15, 2014, the Minister of Energy presented the “Energy Agenda,” a document outlining general guidelines for the energy policy of the new government.

On December 29, 2014 a Tax Reform was published in the Official Gazette, which emphasizes the creation of so-called green tax to be levied on air emissions of particulate matter (PM), nitrogen oxides (NOx), sulfur dioxide (SO2) and carbon dioxide (CO2). The tax will be US$5/ton for CO2 emissions.

On January 29, 2015, Law 20,805 was published in the Official Gazette, incorporating a legal amendment to the energy bidding processes for consumption of regulated customers. Among the main changes incorporated through this amendment are the increased participation of the CNE in the bidding processes; the increase from three to five years for the anticipated bidding announcements; the incorporation of a reserved price as a limit price for each bid; the chance for a bidder to delay the energy supply in case of force majeure; the increase of the duration of the supply contract up to 20 years; the incorporation of short-term biddings; the treatment for energy without contract; and the increase in the upper threshold to qualify as regulated customer from 2,000 to 5,000 kW.

Non-Conventional Renewable Energy

In Chile, Law 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change the previous law’s plan for supplying power under agreements in effect in July 2013.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Chile, there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution.

Market for unregulated customers

In Chile, distributing companies can supply their customers under regulated or freely-agreed conditions. For clients purchasing more than 500kW and less than 5,000 Kw may choose between the regulated and unregulated markets. Clients purchasing more than 5,000 kW are required to be categorized as unregulated customers. The 5,000 kW threshold became effective beginning on January 30, 2015. Clients purchasing less than 500 kW are regulated customers and such threshold is applied if energy is purchased from renewable sources, for which the government provide incentives through a discount on tolls.

4.2 Tariff Revisions:

General Aspects

In Chile, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

The Distribution Value Added (VAD) is established every four years. For this, the local regulator, (the CNE) classifies companies by typical areas that group together companies with similar distribution costs. A distribution company’s return on investment depends on the company’s performance compared to model company standards defined by the regulator. On April 2, 2013, the Energy Ministry published Tariff Decree No. 1T in the Official Gazette. This was made retrospectively to November 4, 2012 and will remain in effect until November 3, 2016. The next tariff-setting process will take place in 2016 and will cover the period November 2016 to November 2020.

Decree No. 14, which established the subtransmission tolls for this segment for 2011-2014 was published in the Official Gazette on April 9, 2013. On January 29, 2015, the Energy Ministry extends the term of the Decree until 2015, as it is state on transitory articles on Law 20.805. The Average Node Price Decrees transfer these tolls to final customers, as they are part of distribution company’s costs.

On January 27, 2015, the Energy Ministry published in the Official Gazette, Decree No. 9T, which established the node prices for energy that will be retrospectively applied beginning on May 1, 2014.

On May 12, 2015, the Energy Ministry published in the Official Gazette, Decrees No.2T and 3T, which established the node prices for energy supply that will be retrospectively applied beginning on September 1 and October 1, 2014, respectively.

On May 22, 2015, the Energy Ministry published in the Official Gazette, Decree No. 9T, which established the node prices for energy supply that will be retrospectively applied beginning on November 1, 2014.

On June 23, 2015, the Energy Ministry published in the Official Gazette, Decree No.12T, which established the node prices for energy supply that will be retrospectively applied beginning on January 1, 2015.

On August 4, 2015, the Energy Ministry published in the Official Gazette, Decree No. 15T, which established the node prices for energy supply that will be retrospectively applied beginning on February 1, 2015.

On November 4, 2015, the Energy Ministry published in the Official Gazette, Decree No. 16T, which established the node prices for energy supply that will be retrospectively applied beginning on April 1, 2015.

On December 26, 2015, the Energy Ministry published in the Official Gazette, Decree No.21T, which established the node prices for energy supply that will be retrospectively applied beginning on May 1, 2015.

As a result of the above, our subsidiary Chilectra at December 31, 2015, recognized unbilled revenue and trade and other accounts receivable for the difference between current and effective Average Node Prices for ThCh$33,649,923 (ThCh$98,064,320 at December 31, 2014) to be billed and charge to regulated end-customers. In addition, at December 31, 2015, Chilectra recognized costs and trade and other payables for the difference between current and effective Short Term Node Prices for ThCh$31,959,398 (ThCh$22,750,995 at December 31, 2014) to be paid to generation companies.

5.	NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CLASSIFIED AS HELD FOR SALE.

In December 2014, Empresa Nacional de Electricidad S.A. and its combined entity Compañía Eléctrica de Tarapacá SA signed a contract to sell all their shares in Sociedad Concesionaria Túnel El Melón S.A. to Temsa Private Investment Fund. Such contract established a number of conditions, which were not fulfilled at the end of 2014, preventing the closure of the sale. The sale was finalized on January 9, 2015. (See Note 32)

Túnel El Melón S.A is a private corporation whose purpose is the construction, maintenance and operation of the public work called the El Melón Tunnel and the provision of ancillary services authorized by the Ministry of Public Works (MOP).

El Melón Tunnel is an alternative route to the road that climbs the El Melon pass, which is located between 126 and 132 kilometers north of Santiago on Route 5. This is the main highway linking the country from Arica to Puerto Montt.

As described in Note 3.k), non-current assets and groups of assets held for sale have been recorded at the lower of their carrying amount and fair value less costs of disposal.

The main items of assets, liabilities and cash flows held for sale as of December 31, 2014, are as follows:

Balance 12/31/2014
ThCh$
CURRENT ASSETS
Cash and cash equivalents	29,702
Other current non-financial assets	81,275
Trade and other current receivables	758,645
Current tax assets	1,400

TOTAL CURRENT ASSETS	871,022

NON-CURRENT ASSETS
Intangible assets other than goodwill	4,404,615
Property, plant and equipment	81,432
Deferred tax assets	2,621,894

TOTAL NON-CURRENT ASSETS	7,107,941

TOTAL ASSETS	7,978,963

CURRENT LIABILITIES
Other current financial liabilities	3,072,179
Trade and other current payables	495,235
Other current non-financial liabilities	131,030

TOTAL CURRENT LIABILITIES	3,698,444

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,660,254
Non-current provisions for employee benefits	102,423
Other non-current non-financial liabilities	27,026

TOTAL NON-CURRENT LIABILITIES	1,789,703

TOTAL LIABILITIES	5,488,147

Year ended 12/31/2014
ThCh$
Summary of net cash flow
Net cash flows from (used in) operating activities	9,045,775
Net cash flows from (used in) investment activities	(5,604,740)
Net cash flows from (used in) financing activities	(3,450,773)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(9,738)
Effect of exchange rate changes on cash and cash equivalents	—
Net increase (decrease) in cash and cash equivalents	(9,738)
Cash and cash equivalents at beginning of period	39,440
Cash and cash equivalents at end of period	29,702

6.	BUSINESS COMBINATION – ACQUISITION OF GASATACAMA.

On April 22, 2014, the Combined Group through its combined entity Endesa Chile acquired the remaining 50% ownership interest in Inversiones GasAtacama Holding Limitada (hereinafter “GasAtacama”) that was owned by Southern Cross Latin America Private Equity Fund III L.P. (hereinafter “Southern Cross”) at that time.

Consequently, the Combined Group now holds 100% of control over GasAtacama which at the same time is the owner of (i) the Atacama Plant, a 780 MW capacity combined cycle thermal power plant fired by natural gas or diesel oil located in the north of Chile; (ii) the 940 km Atacama Pipeline that runs between Coronel Cornejo in Argentina and Mejillones in Chile; and (iii) the 223 km Taltal Pipeline between Mejillones and Paposo.

Upon obtaining control of GasAtacama, the Combined Group’s total generation capacity in Chile’s northern grid (the Sistema Interconectado del Norte Grande, or SING) reached 1,000 MW, and it is expected to enable us to satisfy greater industrial, residential and mining demand through a competitively priced energy supply with a low environmental impact.

GasAtacama acquisition was recognized using the accounting criteria for business combinations achieved in stages as detailed in Note 2.6.1.

Since the date of acquisition, GasAtacama has contributed ThCh$113,074,006 in revenues and ThCh$33,443,547 in income before tax to the Combined Group’s results. Had the acquisition taken place on January 1, 2014, it is estimated that these amounts would have been ThCh$179,474,707 in revenues and ThCh$41,772,291 in income before tax for the year ended December 31, 2014.

a) Consideration transferred

The following table summarizes the fair value of each type of consideration transferred in connection with the GasAtacama acquisition:

ThCh$
Total price paid	174,028,622
Transaction recorded separately from the assets acquired and liabilities assumed (i)	(16,070,521)

Total consideration paid in cash (Note 8)	157,958,101

(i)	The total consideration transferred was ThCh$174,028,622 and included the assignment of rights to collect on an outstanding loan of ThCh$16,070,521 owed by Pacific Energy Sub Co. (a subsidiary of Southern Cross) to Atacama Finance Co. (a subsidiary of GasAtacama).

b) Acquisition-related costs

Endesa Chile incurred costs for ThCh$23,543 in financial advisory fees related to the acquisition of Inversiones GasAtacama Holding Limitada. These costs have been recognized in 2014 under the line item “Other expenses” in the combined statements of comprehensive income.

c) Identifiable assets acquired and liabilities assumed

The following table summarizes the fair values recognized for identifiable assets acquired and liabilities assumed in connection with the acquisition:

Fair Value
Identifiable assets acquired, net	ThCh$
Cash and cash equivalents	120,303,339
Trade and other current receivables	34,465,552
Current accounts receivable from related companies	5,692,257
Inventories	15,009,265
Property, plant and equipment	199,660,391
Deferred tax assets	2,392,531
Other assets	23,906,126
Trade and other current payables	(30,818,836)
Current accounts payable to related companies	(34,445,277)
Deferred tax liabilities	(28,923,167)
Other liabilities	(10,874,817)

Total	296,367,364

No risk of default is expected for the gross amount of trade and other receivables.

Given the nature of GasAtacama’s business and assets, the fair value of the assets acquired and liabilities assumed was measured using the following valuation approaches:

i. The market approach using the comparison method, based on quoted market prices for identical or comparable items when available.

ii. The cost approach or depreciated replacement cost, which reflects adjustments for physical deterioration and functional and economic obsolescence.

iii. The income approach, which uses valuation techniques that convert future amounts (such as cash flows or income and expenses) into a single current amount (that is, discounted). The fair value measurement reflects current market expectations for those future amounts.

Reconciliation of values

Finally, the fair values were determined from an assessment and reconciliation of the results obtained from the methods selected, based on the nature of each asset acquired and liability assumed.

d) Goodwill

ThCh$
Total consideration paid	157,958,101
Fair value of pre-existing interest in the acquiree	157,147,000
Fair value of identifiable net assets acquired	(296,367,364)

Goodwill (See Note 16)	18,737,737

The goodwill is attributable primarily to the value of the synergies expected to be obtained by integrating GasAtacama into the Combined Group. These synergies include reduced administrative, research and structure costs, which could be absorbed by Endesa Chile.

e) Remeasurement of pre-existing interest and currency translation differences

The remeasurement of the fair value of Endesa Chile’s pre-existing 50% equity interest in GasAtacama resulted in a gain of ThCh$21,546,320 (See Note 32). The gain recognized was the positive difference between the acquisition-date fair value of the pre-existing equity interest of ThCh$157,147,000, and the carrying amount of the investment accounted for using the equity method at the acquisition date of ThCh$135,600,682.

In addition, the exchange differences on translation of the pre-existing equity interest accumulated in the equity of the Combined Group at the acquisition date, were reclassified to profit or loss resulting in a gain of ThCh$21,006,456. (See Note 32)

Both amounts have been recorded in 2014, in the caption “Other gains (losses)” in the combined statement of comprehensive income.

7.	CAPITAL INCREASE.

The Enersis allocated capital increase approved by the Extraordinary Shareholders’ Meeting on December 20, 2012, was completed in the first quarter of 2013; all of the allocated shares were subscribed (see Note 26.1.1).

This capital increase amounted to ThCh$2,845,858,393. Of this, 60.62% of the shares were subscribed by Endesa S.A., Enersis’ parent company located in Spain, and were paid for with its investments in Latin America valued at ThCh$1,724,400,000. The remaining shares were subscribed and paid with non-controlling interests of Enersis via cash payments of ThCh$1,121,458,393, which included an Allocated capital of ThCh$1,460,503. This capital increase has been reflected in the combined statement of changes in equity in relation to the contributions in kind of additional interests of Endesa S.A.’s in certain entities in Chile for ThCh$1,092,347,262.

8.	CASH AND CASH EQUIVALENTS.

a)	The detail of cash and cash equivalents as of December 31, 2015 and 2014, is as follows:

Cash and Cash Equivalents	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Cash balances	10,232	634,059
Bank balances	29,297,784	17,765,485
Time deposits	25,504,488	83,326,061
Other fixed-income instruments	89,449,341	31,260,322

Total	144,261,845	132,985,927

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2015 ThCh$	12-31-2014 ThCh$
Chilean peso	130,044,183	44,863,907
Argentine peso	5,531,184	4,206,734
U.S. dollar	8,686,478	83,915,286

Total	144,261,845	132,985,927

c)	The following table shows the amounts paid to obtain control of combined entities during the years ended December 31, 2015 and 2014:

Acquisition of Combined Entities	12-31-2015 ThCh$	12-31-2014 ThCh$ (*)	12-31-2013 ThCh$
Acquisitions paid in cash and cash equivalents	—	(157,958,101)	(5,084,700)
Cash and cash equivalents in entities acquired	—	120,303,339	—

Total, net	—	(37,654,762)	(5,084,700)

(*)	See Note 6.
d)	The following table shows a reconciliation of cash and cash equivalents presented in the statement of financial position with cash and cash equivalents in the cash flow statement as of December 31, 2015 and 2014:

	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Cash and cash equivalents (statement of financial position)	144,261,845	132,985,927
Cash and cash equivalents attributable to assets held for sale (*)	—	29,702

Cash and cash equivalents (statement of cash flow)	144,261,845	133,015,629

(*)	See Note 5.

e)	The following table sets forth cash and cash equivalents that have been received from the sale of shares in combined entities:

Loss of control at Combined Entities	12-31-2015 ThCh$	12-31-2014 ThCh$
Amounts received for the sale of Combined Entities (*)	25,000,000	57,173,142
Amounts of cash and cash equivalents in entities sold	(18,360,347)	(16,311,571)

Total net	6,639,653	40,861,571

(*) See Note 2.4.1.

9.	OTHER FINANCIAL ASSETS.

The detail of other financial assets as of December 31, 2015 and 2014, is as follows:

Other Financial Assets	Balance as of
	Current		Non-current
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Available-for-sale financial investments – unquoted equity securities or with limited liquidity	—	—	3,001,868	2,670,665
Available-for-sale financial investments – quoted equity securities	—	—	32,121	362,169
Financial assets held to maturity (*)	16,236,490	948,789	—	—
Hedging derivatives (*)	76,704	508,458	18,716,463	3,695,636
Non-hedging derivatives (*)	—	33,882	—	22,002

Total	16,313,194	1,491,129	21,750,452	6,750,472

(*)	See Note 22.1.a

The amounts included in “financial assets held to maturity” and “financial assets at fair value with change in profit or loss” correspond mainly to time deposits and other highly liquid investments that are readily convertible to cash and subject to a low risk of changes in value, but that do not fulfill the definition of cash equivalent as defined in Note 3.g.2 (e.g. with maturity over 90 days from time of investment).

10.	TRADE AND OTHER RECEIVABLES.

a)	The detail of trade and other receivables as of December 31, 2015 and 2014, is as follows:

Trade and Other Receivables, Gross	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, gross	632,241,957	14,392,223	607,916,372	7,496,412
Trade receivables, gross (2)	510,503,498	2,892,026	490,553,898	3,318,126
Other receivables, gross (1)	121,738,459	11,500,197	117,362,474	4,178,286

	Balance as of
	12-31-2015		12-31-2014
Trade and Other Receivables, Net	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, net	596,364,467	14,392,223	578,081,205	7,496,412
Trade and other receivables, net (2)	482,788,831	2,892,026	466,647,454	3,318,126
Other receivables, net (1)	113,575,636	11,500,197	111,433,751	4,178,286

(1)	Includes as of December 31, 2015, mainly accounts receivable related to loans and advances to employees for ThCh$13,949,748 (ThCh$15,495,290 as of December 31, 2014); and Recoverable taxes (VAT) of ThCh$77,116,709 (ThCh$84,389,521 as of December 31, 2014).

(2)	Our subsidiary Chilectra as of December 31, 2015, recognized unbilled revenue and trade and other accounts receivable for the difference between current and effective Average Node Prices for ThCh$33,649,923 (ThCh$98,064,320 as of December 31, 2014) to be billed and charge to regulated end-customers.

There are no significant trade and other receivables balances held by the Combined Group that are not available for its use.

The Combined Group does not have customers with sales representing 10% or more of its total combined revenues for the years ended December 31, 2015, 2014 and 2013.

Refer to Note 11.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b)	As of December 31, 2015 and 2014, the balance of past due but not impaired trade receivables is as follows

Trade Receivables Past Due But Not Impaired	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Less than three months	51,739,295	39,058,318
Between three and six months	6,917,165	2,624,968
Between six and twelve months	3,795,722	3,693,880
More than twelve months	19,423,526	12,957,133

Total	81,875,708	58,334,299

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance at January 1, 2013	24,127,603
Increases (decreases) for the year (*)	7,940,767
Amounts written off	(1,182,223)
Balance at December 31, 2013	30,886,147
Increases (decreases) for the year (*)	655,600
Amounts written off	(1,706,580)
Balance at December 31, 2014	29,835,167
Increases (decreases) for the year (*)	7,110,308
Amounts written off	(1,067,985)
Balance at December 31, 2015	35,877,490

(*)	See Note 30 for impairment of financial assets.

Write-offs for past due receivables

Past due receivables are written off once all collection procedures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year. In our distribution business the process takes at least twenty four months. Overall, the risk of writing off our trade receivables is limited (see Notes 3.g.3, 21.5 and Appendices 6 and 6.1).

11.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES.

Related party transactions are performed at current market conditions.

Transactions between the Combined Group and its combined entities and joint ventures have been eliminated on combination and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of Enersis Chile is the Italian corporation Enel S.p.A.

11.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Combined Group and its non-combined related companies are as follows:

a) Receivables from related parties

							Balance as of
							Current		Non-current
Taxpayer ID Number (RUT)	Company	Country	Relationship	Currency	Description of transaction	Term of transaction	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	47,244	26,165	—	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	CH$	Other services	More than 90 days	74,601	61,852	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	86,713	273,705	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	68,184	—	—	—
96.880.800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	64	64	—	—
Foreign	Endesa Energía S.A.	Chile	Common Immediate Parent	CH$	Gas sales	Less than 90 days	232,867	—	—	—
96.806.130-5	Electrogas S.A.	Chile	Associate	CH$	Dividends	Less than 90 days	1,849,765	1,477,177	—	—
76.788.080-4	GNL Quintero S.A.	Chile	Associate	CH$	Energy sales	Less than 90 days	571,118	649,986	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Advance natural gas purchase	Less than 90 days	15,570,315	11,845,926	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Loan	Less than 90 days	—	1,644,650	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Commodity derivatives	Less than 90 days	1,498,339	549,359	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	1,858,366	99,662	—	—
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	18,228	10,299	—	—
Foreign	Enel Trade S.p.A. (1)	Italy	Common Immediate Parent	CH$	Energy sales	Less than 90 days	20,397	—	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	59,785	21,647	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	125,314	—	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	215,977	—	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	125,728	—	—	—
Foreign	Distrilec	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	1,014	1,305	—	—
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	254,126	—	—	—
76.532.379-7	Chilectra Américas	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	636,116	2,394	—	—
76.536.351-9	Endesa Américas	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	5,861	57,775	—	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Perú	Common Immediate Parent	CH$	Other services	Less than 90 days	131,791	42,355	—	—
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	149,609	149,609	—	—
Foreign	P.H Chucas	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	1,188,564	—	—	—
94.271.000-2	Enersis Américas	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	354,473	38,720	—	—
		Total					25,144,559	16,952,650	—	—

b) Accounts payable to related parties

							Balance as of
							Current		Non-current
Taxpayer ID Number (RUT)	Company	Country	Relationship	Currency	Description of transaction	Term of transaction	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	CH$	Dividends	Less than 90 days	21,128,958	24,842,818	—	—
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	62,717	—	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	776,882	1,708,804	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	70,821	—	—	—
96.806.130-5	Electrogas S.A.	Chile	Associate	CH$	Tolls	Less than 90 days	718,163	—	—	—
96.806.130-5	Electrogas S.A.	Chile	Associate	CH$	Other services	Less than 90 days	—	335,962	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Gas Purchase	Less than 90 days	6,357,467	19,808,375	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Fuel Purchase	Less than 90 days	2,899,021	2,881,032	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Coal Purchase	Less than 90 days	309,558	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	482,211	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	—	1,102,253	—	—
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Dividends	Less than 90 days	10,639,545	12,509,673	—	—
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Other services	Less than 90 days	—	382,893	—	—

							Balance as of
							Current		Non-current
Taxpayer ID Number (RUT)	Company	Country	Relationship	Currency	Description of transaction	Term of transaction	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Euros	Other services	Less than 90 days	796,386	—	—	—
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	331,906	73,730	—	—
Foreign	Enel Produzione	Italia	Common Immediate Parent	CH$	Other services	Less than 90 days	216,599	99,837	97,186	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	104,623	—	—	—
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	4,316,487	2,024,190	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	442,876	—	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint Venture	CH$	Other services	Less than 90 days	258,625	157,762	—	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	36,158	—	—	—
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	23,982	—	—
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	409,738	129,492	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	50,933	—	—	—
Foreign	Parque Eolico Cristal	Brasil	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	—	—	—	—
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	237,624	—	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	2,197,002	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	CH$	Other services	Less than 90 days	11,849	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	1,153,428	—	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	1,163,000	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	1,619	—	—	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Perú	Common Immediate Parent	CH$	Other services	Less than 90 days	2,084	—	—	—
Foreign	Endesa Cemsa S.A.	Argentina	Associate	CH$	Other services	Less than 90 days	84,748	58,720	—	—
94.271.000-2	Enersis Américas (1)	Chile	Common Immediate Parent	CH$	Loan	Less than 90 days	177,642,086	60,858,956	—	—
94.271.000-2	Enersis Américas	Chile	Common Immediate Parent	CH$	Current Account	Less than 90 days	—	39,315,938	—	—
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	CH$	Current Account	Less than 90 days	110,537	20,775,085	—	—
Foreign	Enel Brasil	Brazil	Common Immediate Parent	CH$	Other services	Less than 90 days	74,911	95,691	—	—
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	66,354	—	—	—
		Total					233,154,916	187,185,193	97,186	—

(1)	On March 6, 2014, Endesa Chile entered into a loan agreement with Enersis Américas for ThCh$196,945 principal amount at a 4.97% fixed annual interest rate and maturity on March 6, 2015. Endesa Chile fully repaid the loan on March 9, 2015.

On September 9, 2014, Endesa Chile entered into a loan agreement with Enersis Américas for ThUS$52,000 (ThCh$36,928,320) at a 0.95% fixed annual interest rate and maturity on March 9, 2015. Endesa Chile fully repaid the loan on March 9, 2015.

On May 12, 2015, Endesa Chile entered into a loan agreement with Enersis Américas for ThUS$150,000 (ThCh$106,524,000) principal amount at a 0.77% fixed annual interest rate and maturity on December 16, 2015. Endesa Chile fully repaid the loan on December 16, 2015.

On May 18, 2015, Endesa Chile entered into a loan agreement with Enersis Américas for ThUS$150,000 (ThCh$106,524,000) principal amount at a 0.72% fixed annual interest rate and maturity on December 21, 2015. Endesa Chile fully repaid the loan on December 16, 2015.

On July 24, 2015, Endesa Chile entered into a loan agreement with Enersis Américas for ThUS$77,000 (ThCh$54,682,320) principal amount at a 0.66% fixed annual interest rate and maturity on December 15, 2015. Endesa Chile fully repaid the loan on December 16, 2015.

On December 16, 2015, Endesa Chile entered into a loan agreement with Enersis Américas for ThUS$250,000 (ThCh$177,540,000) principal amount at a 1.38% fixed annual interest rate and maturity on December 5, 2016.

c) Significant transactions and effects on income/expenses:

Transactions with related companies that are not combined and their effects on profit or loss are as follows:

Taxpayer ID Number	Company	Country	Relationship	Description of transaction	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	232,867	—	51,722
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Gas Sales	14,604,841	—	21,397,171
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Sales energy cost	(10,451,242)	—	—
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	Interests financial debt	(18,684)	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	(15,030,911)	(30,318,202)	(47,540,061)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other fixed operating expenses	(23,329)	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Commodity derivatives	(2,144,063)	(2,521,138)	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	Gas consumption	(123,964,573)	(114,115,041)	(60,095,868)
76.418.940-k	GNL Chile S.A.	Chile	Associate	Gas transportation	(52,195,582)	(39,638,398)	(34,796,720)
76.418.940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	54,377	56,042	769,402
76.418.940-k	GNL Chile S.A.	Chile	Associate	Other operating income	81,749	58,169	40,124
76.788.080-4	GNL Quintero S.A.	Chile	Associate	Energy sales	3,260,734	2,671,120	2,808,698
76.788.080-4	GNL Quinteros S.A.	Chile	Associate	Electricity tolls	151,088	47,263	—
76.788.080-4	GNL Quintero S.A.	Chile	Associate	Other services rendered	650,390	956,854	835,543
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy purchases	—	(1,407,349)	(109,699)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Electricity tolls	—	(3,805)	—
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy sales	—	(12,399)	227,765
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(10,597,853)	(10,113,496)	(6,118,816)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Electricity tolls	(294,910)	(260,495)	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Other services rendered	392,168	197,812	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	286,977	942,615	356,056
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Other fixed operating expenses	(402,833)	(2,860,930)	—
96.806.130-5	Electrogas S.A.	Chile	Associate	Gas tolls	(3,296,951)	(3,409,581)	(2,734,877)
96.806.130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	(952,044)	(434,289)	(428,555)
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	1,188,564	—	235,173
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other services rendered	35,773	—	32,569
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other fixed operating expenses	(1,354,650)	—	(479,542)
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chile	Joint Venture	Other financial income	—	—	46,444
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chile	Joint Venture	Other services rendered	260,275	23,891	10,281
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Energy purchases	—	—	(9,295,172)
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Gas transportation	—	—	(20,937,075)
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Energy sales	—	—	95,845
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Other financial income	—	—	489,864
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)	Chile	Joint Venture	Other fixed operating expenses	—	—	(219,671)
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	Electricity tolls	(1,473,974)	(1,378,743)	(1,243,417)
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	Other operating income	—	57,623	—
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other fixed operating expenses	(216,437)	—	—
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Commodity derivatives	(833,366)	—	—
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other operating income	—	3,222	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy purchases	(3,264,764)	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Electricity tolls	(153,929)	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Other services rendered	109,891	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy sales	87,062	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy purchases	(14,929,463)	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy sales	670,035	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy purchases	(26,456,188)	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy sales	217,448	—	—
76536351-9	Endesa Américas	Chile	Common Immediate Parent	Other services rendered	343,881	—	305,347
76352379-7	Chilectra Américas	Chile	Common Immediate Parent	Other financial expense	(375,037)	—	—
76532379-7	Chilectra Américas	Chile	Common Immediate Parent	Other services rendered	686,249	—	625,195
94.271.000-2	Enersis Américas	Chile	Common Immediate Parent	Other services rendered	—	—	290,779
94.271.000-2	Enersis Américas	Chile	Common Immediate Parent	Other financial expense	(4,709,312)	(15,437,257)	(7,357,031)
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	Other services rendered	—	—	310,793
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	Other variable expenses	—	—	(27,445)
Foreign	Endesa Brasil	Brazil	Common Immediate Parent	Other services rendered	—	—	307,467
Foreign	Emgesa S.A.	Colombia	Common Immediate Parent	Other services rendered	—	—	30,000
Foreign	Emgesa S.A.	Colombia	Common Immediate Parent	Other variable expenses	—	—	(2,640)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Peru	Common Immediate Parent	Other services rendered	—	—	206,847
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	Other operating income	—	—	16
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	Other financial income	—	—	139,799
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	Other financial expense	—	(645,276)	(16,271)
Foreign	Endesa Cemsa S.A.	Argentina	Common Immediate Parent	Other fixed operating expenses	(11,862)	—	(268,631)
Foreign	Enel Produzione	Italy	Common Immediate Parent	Other fixed operating expenses	(206,912)	—	—
Foreign	Enel Energy Europe	Italy	Common Immediate Parent	Other services rendered	(69,202)	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Energy sales	153,158	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Energy purchases	(505,404)	(5,141,912)	(1,148,277)

				Total	(250,465,948)	(222,683,700)	(164,032,471

(1) See Notes 2.4.1, 6 and 14

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting receivable or payable balances are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

11.2 Board of Directors and Key management personnel

At the Extraordinary Shareholders’ Meeting (“ESM”) held on December 18, 2015, Enersis Chile’s by-laws were approved, which from March 1, 2016, the effective date of the spin-off, shall be subject, in an anticipated and voluntarily manner, to the requirements set forth in Article 50 Bis of the Chilean Companies Law related to the election of independent directors and the creation of the Directors’ Committee. Consequently, the interim Board of Directors of Enersis Chile was elected, consisting of the following directors: Mr. Pablo Cabrera Gaete and Mr. Gerardo Jofré Miranda as independent directors and Mr. Francisco Borja Acha Besga, Mr. Francesco Starace, Mr. Alberto De Paoli, Mr. Giulio Fazio, and Mr. Fernán Gazmuri Plaza as regular directors. The key management personnel will be appointed by the Board. (See Note 40)

12.	INVENTORIES.

The detail of inventories as of December 31, 2015 and 2014, is as follows:

Classes of Inventories	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Supplies for Production	17,838,253	22,295,598
Gas	3,882,410	1,407,284
Oil	3,183,800	3,734,834
Coal	10,772,043	17,153,480
Other inventories (*)	24,778,362	21,382,280

Total	42,616,615	43,677,878

Detail of other inventories
(*) Other inventories	24,778,362	21,382,280
Supplies for projects and spare parts	15,396,862	16,747,706
Electrical materials	9,381,500	4,634,574

There are no inventories pledged as security for liabilities.

For the years ended December 31, 2015, 2014 and 2013, raw materials and consumables recognized as fuel expenses were ThCh$327,502,996, ThCh$305,480,260 and ThCh$211,612,174, respectively. See Note 28.

As of December 31, 2015 and 2014, no inventories have been written down due to obsolescence.

13.	CURRENT TAX ASSETS AND LIABILITIES.

The detail of current tax assets as of December 31, 2015 and 2014, is as follows:

Tax Receivables	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Monthly provisional tax payments	17,969,326	14,510,732
Tax credit for absorbed profits	9,597	9,993,425
Tax credit for training expenses	157,500	240,800
Tax credits from dividends received abroad	1,095	20,903,182
Other	2,168,694	—

Total	20,306,212	45,648,139

The detail of current tax liabilities as of December 31, 2015 and 2014, is as follows:

Tax Payables	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Income tax	15,119,789	38,357,866
Total	15,119,789	38,357,866

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD.

14.1. Investments accounted for using the equity method

a.	The following tables present the changes in investments in combined associates and joint ventures accounted for using the equity method as of December 31, 2015 and 2014:

Taxpayer ID Number	Changes in Investments in Combined Associates	Relationship	Country	Currency	Ownership Interest	Balance as of 01-01-2015 ThCh$	Additions ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increase (Decrease) ThCh$	Balance as of 12-31-2015 ThCh$
96.806.130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	10,777,659	—	5,121,427	(4,398,423)	1,120,072	(577,862)	—	12,042,873
76.788.080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	15,198,935	—	4,534,344	(4,449,179)	1,852,923	—	—	17,137,023
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	1,818,168	—	495,389	—	348,472	—	—	2,662,029
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Joint Venture	Chile	Chilean peso	51.00%	6,144,557	2,550,000	(2,414,264)	—	—	—	—	6,280,293
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	6,426,004	—	1,168,149	—	—	—	—	7,594,153

					TOTAL	40,365,323	2,550,000	8,905,045	(8,847,602)	3,321,467	(577,862)	—	45,716,371

Taxpayer ID Number	Changes in Investments in Combined Associates	Relationship	Country	Currency	Ownership Interest	Balance as of 01-01-2014 ThCh$	Additions ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Other Increase (Decrease) ThCh$	Balance as of 12-31-2014 ThCh$
96.806.130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	9,682,324	—	4,456,124	(4,239,280)	847,016	31,475	—	10,777,659
76.788.080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	4,797,508	—	3,541,883	(6,897,599)	311,747	13,445,396	—	15,198,935
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	559,615	—	1,099,143	—	159,410	—	—	1,818,168
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Joint Venture	Chile	Chilean peso	51.00%	69,684,864	3,315,000	(66,855,307)	—	—	—	—	6,144,557
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	6,073,897	—	352,107	—	—	—	—	6,426,004
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)	Joint Venture	Chile	U.S. dollar	50.00%	123,627,968	—	3,053,468	—	8,919,246	—	(135,600,682)	—

					TOTAL	214,426,176	3,315,000	(54,352,582)	(11,136,879)	10,237,419	13,476,871	(135,600,682)	40,365,323

(1) In April 2014, the company Inversiones GasAtacama Holding Ltda. became a combined entity of the Combined Group (see Notes 2.4.1 and 6).

(2) The loss recognized during 2014 includes a provision for impairment of ThCh$69,066,857 as a result of uncertainty about the recoverability of this investment (see Note 36.5).

b. Additional financial information on investments in associated companies and joint ventures

14.2. Investments with significant influence

The following tables show financial information as of December 31, 2015 and 2014, from the financial statements of the investments in associates where the Combined Group has significant influence:

	12-31-2015
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A	33.33%	73,289,529	19,843,392	59,207,958	25,938,077	655,759,390	(654,273,074)	1,486,316	1,045,519	2,531,835
GNL Quintero S.A.	20.00%	154,169,202	679,246,875	22,104,679	725,626,283	130,540,774	(107,869,054)	22,671,720	9,264,617	31,936,337
Electrogas S.A.	42.50%	9,800,475	46,815,192	12,191,561	16,087,934	23,546,048	(10,624,229)	12,921,819	1,275,795	14,197,614
	12-31-2014
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets ThCh$	Non-current assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Comprehensive Income ThCh$
GNL Chile S.A.	33.33%	73,425,419	81,983	64,329,604	3,723,224	732,138,398	(728,840,589)	3,297,797	478,277	3,776,037
GNL Quintero S.A.	20.00%	98,325,654	597,812,711	20,036,542	600,107,009	117,435,884	(88,392,142)	17,709,423	68,785,714	86,495,137
Electrogas S.A.	42.50%	6,085,889	43,289,210	10,076,915	13,938,983	19,635,597	(8,891,705)	10,484,998	2,067,038	12,552,036

Appendix 3 to these combined financial statements provides information on the main activities of our associates and the ownership interest that the Combined Group holds in them.

None of our associates have published price quotations.

14.3. Joint ventures

The following tables present information from the financial statements as of December 31, 2015 and 2014, on the main joint ventures:

	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
% Ownership	51.0% 12-31-2015 ThCh$	51.0% 12-31-2014 ThCh$	50.0% 12-31-2015 ThCh$	50.0% 12-31-2014 ThCh$
Total current assets	502,938	485,966	5,336,516	4,426,445
Total non-current assets	15,159,321	15,026,706	12,148,544	11,420,593
Total current liabilities	3,290,947	3,419,214	466,485	1,159,095
Total non-current liabilities	56,685	45,348	1,830,272	1,835,937
Cash and cash equivalent	428,440	319,670	4,884,645	3,930,814
Revenues	—	—	2,852,803	2,672,950
Depreciation and amortization expense	—	(52,978)	(748,171)	(738,927)
Impairment losses	—	(131,894,113)	—	—
Interest income	20,009	479,518	1,678,801	88,597
Income tax expense	(8,586)	—	(679,715)	(205,839)
Profit (loss)	(4,733,482)	(136,325,281)	2,336,297	1,170,102
Other comprehensive income	—	—	—	—
Comprehensive income	(4,733,482)	(136,325,281)	2,336,297	1,170,102

c.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associates and joint ventures.

15.	INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following table presents intangible assets as of December 31, 2015 and 2014:

Intangible Assets, Net	12-31-2015 ThCh$	12-31-2014 ThCh$
Intangible Assets, Net	42,879,326	36,525,522
Easements and water rights	14,575,473	14,692,984
Computer software	27,824,092	21,651,862
Other identifiable intangible assets	479,761	180,676

Intangible Assets, Gross	12-31-2015 ThCh$	12-31-2014 ThCh$
Intangible Assets, Gross	93,575,139	82,119,207
Easements and water rights	16,565,224	17,106,353
Computer software	70,101,954	58,579,846
Other identifiable intangible assets	6,907,961	6,433,008

Intangible Assets, Amortization and Impairment	12-31-2015 ThCh$	12-31-2014 ThCh$
Accumulated Amortization and Impairment, Total	(50,695,813)	(45,593,685)
Identifiable intangible assets	(50,695,813)	(45,593,685)
Easements and water rights	(1,989,751)	(2,413,369)
Computer software	(42,277,862)	(36,927,984)
Other identifiable intangible assets	(6,428,200)	(6,252,332)

The reconciliations of the carrying amounts of intangible assets at December 31, 2015 and 2014 are as follows:

Changes in Intangible Assets	Easements	Concessions	Computer Software	Other Identifiable Intangible Assets, Net	Intangibles Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	14,692,984	—	21,651,862	180,676	36,525,522
Changes in identifiable intangible assets		—
Increases (decreases) other than from business combinations	209,063	—	10,397,910	—	10,606,973
Increase (decrease) from exchange differences, net	—	—	4,295	31,388	35,683
Amortization (1)	—	—	(4,760,002)	(20,146)	(4,780,148)
Increases (decreases) from transfers and other changes	(246,574)	—	530,027	287,843	571,296
Increases (decreases) from transfers		—		—	—
Increases (decreases) from other changes	(246,574)	—	530,027	287,843	571,296
Disposals and removals from service	(80,000)	—	—	—	(80,000)
Disposals		—	—	—	—
Removals from service	(80,000)	—	—	—	(80,000)

Total changes in identifiable intangible assets	(117,511)	—	6,172,230	299,085	6,353,804

Closing balance December 31, 2015	14,575,473	—	27,824,092	479,761	42,879,326

Changes in Intangible Assets	Easements	Concessions	Computer Software	Other Identifiable Intangible Assets, Net	Intangibles Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2014	14,517,212	6,951,508	15,991,138	110,947	37,570,805
Changes in identifiable intangible assets
Increases (decreases) other than from business combinations	(19,567)	—	8,568,249	—	8,548,682
Increase (decrease) from exchange differences, net	—	—	6,303	4,577	10,880
Amortization (1)	—	(2,546,894)	(3,400,009)	(7,207)	(5,954,110)
Increases (decreases) from transfers and other changes	195,339	1	489,030	72,359	756,729
Increases (decreases) from transfers	195,339	1	(195,339)	(1)	—
Increases (decreases) from other changes	—	—	684,369	72,360	756,729
Disposals and removals from service	—	—	(2,849)	—	(2,849)
Disposals	—	—	—	—
Removals from service	—	—	(2,849)	—	(2,849)
Decreases classified as held for sale	—	(4,404,615)	—	—	(4,404,615)

Total changes in identifiable intangible assets	175,772	(6,951,508)	5,660,724	69,729	(1,045,283)

Closing balance December 31, 2014	14,692,984	—	21,651,862	180,676	36,525,522

(1)	See Note 30.
(2)	See Note 5.

According to the Combined Group’s management estimates and projections, the expected future cash flows attributable to intangible assets allow the recovery of the carrying amount of these assets recorded as of December 31, 2015 (See Note 3.e).

As of December 31, 2015 and 2014, there are no significant intangible assets with an indefinite useful life.

16.	GOODWILL.

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of December 31, 2015 and 2014:

Company	Cash Generating Unit	Opening Balance 1/1/2014 ThCh$	Increase/ (Decrease) ThCh$	Foreign Currency Translation ThCh$	Closing Balance 12/31/2014 ThCh$	Foreign Currency Translation ThCh$	Closing Balance 12/31/2015 ThCh$
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	—	—	2,240,478	—	2,240,478
Compañía Eléctrica Tarapacá S.A.	Generación Chile—SING (2)	4,656,105	—	—	4,656,105	—	4,656,105
Chilectra S.A.	Chilectra S.A.	128,374,362	—	—	128,374,362	—	128,374,362
Empresa Nacional de Electricidad S.A	Generación Chile—SIC (2)	731,782,459	—	—	731,782,459	—	731,782,459
Inversiones GasAtacama Holding Ltda. (1)	Inversiones GasAtacama Holding (2)(3)	—	18,737,737	1,466,514	20,204,251	—	20,204,251

Total		867,053,404	18,737,737	1,466,514	887,257,655	—	887,257,655

(1)	See Notes 2.4.1 and 6.
(2)	See Note 17 d) vi).
(3)	In 2015, the assessment of the functional currency of Inversiones GasAtacama Holding Ltda. was revised and we determined the Chilean Peso as its functional currency. Our decision to change the functional currency was made considering that upon integration of operations of this entity it became an extension of its immediate parent Endesa Chile, as such, have the same functional currency, that is, the Chilean peso. The change was applied prospectively.

According to the Enersis management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of December 31, 2015 (See Note 3.e).

The origin of the goodwill is detailed below:

1.- Empresa Eléctrica de Colina Ltda.

On December 30, 1996, Chilectra S.A. acquired 100% of the company Empresa Eléctrica de Colina Ltda. from the investment company Saint Thomas S.A., which is neither directly nor indirectly related to Chilectra S.A.

2.- Empresa Eléctrica Pangue S.A.

On July 12, 2002, Endesa Chile acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A.; with the latter company being the surviving entity.

3.- Compañía Eléctrica San Isidro S.A.

On August 11, 2005, Endesa Chile acquired the shares of company Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in the company San Isidro S.A. (minority shareholder purchase). On December 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., being the latter the surviving entity. Subsequently, on November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá, being the latter the surviving entity.

4.- Chilectra S.A.

In November 2000, Enersis S.A. acquired an additional 25.4% interest in Chilectra S.A. through a purchasing power of attorney in a public bidding process, reaching a 99.99% stake in the company.

5.- Empresa Nacional de Electricidad S.A.

On May 11, 1999, Enersis S.A. acquired an additional 35% in Endesa Chile in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% interest in the generation company.

6.- Inversiones GasAtacama Holding Limitada.

On April 22, 2014, Endesa Chile acquired the remaining 50% equity interest in Inversiones GasAtacama Holding Limitada that was owned at that time by Southern Cross Latin America Private Equity Fund III L.P (see Notes 2.4.1 and 6).

17.	PROPERTY, PLANT AND EQUIPMENT.

The following table shows property, plant and equipment as of December 31, 2015 and 2014:

Classes of Property, Plant and Equipment, Net	12-31-2015 ThCh$	12-31-2014 ThCh$
Property, Plant and Equipment, Net	3,429,167,797	3,283,760,776
Construction in progress	622,058,677	526,367,579
Land	72,344,242	61,050,488
Buildings	13,557,151	10,149,650
Plant and equipment	2,662,706,232	2,626,471,521
Fixtures and fittings	38,284,047	38,649,832
Other property, plant and equipment under financial lease	20,217,448	21,071,706

Classes of Property, Plant and Equipment, Gross	12-31-2015 ThCh$	12-31-2014 ThCh$
Property, Plant and Equipment, Gross	6,322,959,570	6,080,079,331
Construction in progress	622,058,677	526,367,579
Land	72,344,242	61,050,488
Buildings	27,388,999	20,219,104
Plant and equipment	5,452,268,802	5,362,568,352
Fixtures and fittings	120,138,818	81,113,777
Other property, plant and equipment under financial lease	28,760,032	28,760,031

Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	12-31-2015 ThCh$	12-31-2014 ThCh$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,893,791,773)	(2,796,318,555)
Buildings	(13,831,848)	(10,069,454)
Plant and equipment	(2,789,562,570)	(2,736,096,831)
Fixtures and fittings	(81,854,771)	(42,463,945)
Other property, plant and equipment under financial lease	(8,542,584)	(7,688,325)

The detail and changes in property, plant, and equipment at December 31, 2015 and 2014, are as follows:

Changes in 2015	Construction in progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and Equipment, net ThCh$	Fixtures and Fittings, net ThCh$	Other Property, Plant and Equipment under Financial Lease, Net ThCh$	Property, Plant and Equipment, Net ThCh$
Opening balance January 1, 2015	526,367,579	61,050,488	10,149,650	2,626,471,521	38,649,832	21,071,706	3,283,760,776
Increases other than from business combinations	263,590,479	—	—	—	3,554,463	—	267,144,942
Increases (decreases) from exchange differences, net	(370,570)	(40,734)	(74,215)	1,610,821	(628,647)	—	496,655
Depreciation (2)	—	—	(714,915)	(140,774,709)	(6,077,632)	(854,258)	(148,421,514)
Impairment losses recognized in profit or loss	(2,522,445)	—	—	—	—	—	(2,522,445)
Reversals of impairment losses recognized in profit or loss (2)	—	—	—	12,687,656	—	—	12,687,656
Increases (decreases) from transfers and other changes	(162,010,141)	12,014,081	4,196,631	167,198,022	3,005,646	—	24,404,239
Increases (decreases) for transfers	(170,862,689)	4,864,327	851,988	166,577,154	1,773,900	(3,204,680)	—
Increases (decreases) from transfers from constructions in progress	(170,862,689)	4,864,327	851,988	166,577,154	1,773,900	(3,204,680)	—
Increases (decreases) from other changes (1)	8,852,548	7,149,754	3,344,643	620,868	1,231,746	3,204,680	24,404,239
Disposals and removals of service	(2,996,225)	(679,593)	—	(4,487,079)	(219,615)	—	(8,382,512)
Disposals	—	—	—	—	—	—	—
Removals	(2,996,225)	(679,593)	—	(4,487,079)	(219,615)	—	(8,382,512)
Other increases (decreases)	—	—	—	—	—	—	—

Total changes	95,691,098	11,293,754	3,407,501	36,234,711	(365,785)	(854,258)	145,407,021

Closing balance December 31, 2015	622,058,677	72,344,242	13,557,151	2,662,706,232	38,284,047	20,217,448	3,429,167,797

(1)	Correspond mainly to increases in provision for decommissioning or restoration in the Bocamina II project (Endesa Chile) and San Isidro Power Plant (Celta). See Note 24.
(2)	See Note 30.

Changes in 2014	Construction in progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and Equipment, net ThCh$	Fixtures and Fittings, net ThCh$	Other Property, Plant and Equipment under Financial Lease, Net ThCh$	Property, Plant and Equipment, Net ThCh$
Opening balance January 1, 2014	425,836,637	57,582,247	9,971,705	2,348,545,639	16,608,442	21,925,965	2,880,470,635
Increases other than from business combinations	318,751,963	—	—	3,988	1,796,610	—	320,552,561
Acquisitions through business combinations (1)	10,802,165	3,216,432	—	171,934,310	13,707,484	—	199,660,391
Increases (decreases) from exchange differences, net	1,690,772	466,822	—	33,352,192	1,553,738	—	37,063,524
Depreciation (2)	—	—	(481,737)	(118,822,062)	(2,324,987)	(854,258)	(122,483,044)
Impairment losses recognized in profit or loss (2)	—	—	—	(12,529,820)	—	—	(12,529,820)
Increases (decreases) from transfers and other changes	(227,696,726)	74	659,682	224,759,203	2,277,767	—	—
Increases (decreases) for transfers	(227,696,726)	74	659,682	224,759,203	2,277,767	—	—
Increases (decreases) from transfers from constructions in progress	(227,696,726)	74	659,682	224,759,203	2,277,767	—	—
Increases (decreases) from other changes						—	—
Disposals and removals of service	—	—	—	(392,778)	(35,900)	—	(428,678)
Disposals	—	—	—	—	—	—	—
Removals	—	—	—	(392,778)	(35,900)	—	(428,678)
Other increases (decreases)	(3,017,232)	(215,087)	—	(20,379,151)	5,066,678	(1)	(18,554,793)

Total changes	100,530,942	3,468,241	177,945	277,925,882	22,041,390	(854,259)	403,290,141

Closing balance December 31, 2014	526,367,579	61,050,488	10,149,650	2,626,471,521	38,649,832	21,071,706	3,283,760,776

(1)	See Note 2.4.1 and 6.
(2)	See Note 30.

Additional information on property, plant and equipment, net

a) Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$267,144,942 and ThCh$320,552,561 as of December 31, 2015 and 2014, respectively. In the generation business the main investments include maintenance to plants of ThCh$204,350,080 and ThCh$253,740,453 as of December 31, 2015 and 2014, respectively. In the distribution business, major investments are network extensions and investments to optimize their operation, in order to improve the efficiency and quality of service, amounting to ThCh$62,794,862 and ThCh$62,680,946 as of December 31, 2015 and 2014, respectively.

b) Capitalized expenses

b.1) Borrowing costs

Capitalized borrowing costs were ThCh$2,221,329, ThCh$1,817,283, and ThCh$998,984 for the years ended December 31, 2015, 2014 and 2013, respectively. (See Note 33). The weighted average borrowing rate was 9% as of December 31, 2015 (11% and 7.5% as of December 31, 2014 and 2013).

b.2) Employee expenses capitalized

Employee expenses capitalized that are directly attributable to constructions in progress were ThCh$21,004,053, ThCh$21,505,568 and ThCh$14,831,058 during the years ended December 31, 2015, 2014, and 2013, respectively.

c) Finance leases

As of December 31, 2015 and 2014, property, plant and equipment includes ThCh$20,217,448 and ThCh$21,071,706, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2015			12-31-2014
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	2,840,640	1,007,567	1,833,073	2,427,000	956,437	1,470,563
From one to five years	14,203,200	2,758,773	11,444,427	9,708,000	2,270,534	7,437,466
More than five years	7,897,586	513,553	7,384,033	11,601,579	1,386,142	10,215,437

Total	24,941,426	4,279,893	20,661,533	23,736,579	4,613,113	19,123,466

Leased assets primarily relate to a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

d) Operating leases

The combined statements of income for the years ended December 31, 2015, 2014 and 2013 include ThCh$10,098,166, ThCh$6,734,776 and ThCh$8,043,094, respectively, corresponding to operating lease contracts for material assets in operation.

As of December 31, 2015 and 2014, the total future lease payments under those contracts are as follows:

	12-31-2015 ThCh$	12-31-2014 ThCh$
Less than one year	6,462,373	8,566,303
From one to five years	15,168,177	16,634,394
More than five years	8,769,808	10,064,425

Total	30,400,358	35,265,122

e) Other information

i) As of December 31, 2015 and 2014, the Combined Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$297,847,453 and ThCh$170,911,479, respectively.

ii) As of December 31, 2015 and 2014, the Combined Group does not have property, plant and equipment pledged as security for liabilities.

iii) The Combined Group and its combined entities have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million limit in the case of generating companies and a €50 million limit for distribution companies, including business interruption coverage. Additionally, the Combined Group has Civil Liability insurance to meet claims from third parties with a €500 million limit. The insurance premiums associated with these policies are presented proportionally for each company in the caption “Prepaid expenses”.

iv) The condition of certain assets of our subsidiary Endesa Chile changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, the Company recognized an impairment loss of ThCh$43,999,600 for these assets, which is still has not reversed.

v) On October 16, 2012, Endesa Chile began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project”, contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed on July 25, 2007 between Empresa Nacional de Electricidad S.A. (“the owner”) and the consortium consisting of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds amounted to US$74,795,164.44 and UF 796,594.29 (approximately US$38,200,000). As of December 31, 2012, US$93,992,554 of these bonds was collected. Collection made on these bank performance bonds reduced the capitalized cost overruns incurred by the company due to breach of contract.

On October 17, 2012, Endesa Chile filed an arbitration request with the International Chamber of Arbitration of Paris in order to enforce the rights conferred upon it under the Contract. On December 29, 2014, Endesa’s Board of Directors accepted and approved an agreement with the Consortium that finalizes the arbitration process and grants full reciprocal settlement of the obligations. Consequently, as a result of final agreement reached at the end of 2014, Endesa Chile’s acquisition costs of the plant increased by US$125 million (ThCh$75,843,750 approximately) which were recognized as part of the acquisition cost of property, plant and equipment. The payment of these costs was made on April 6, 2015.

vi) At the end of 2012, our combined entity Compañía Eléctrica Tarapacá S.A., whose assets and liabilities as of December 31, 2015 have been classified as non-current assets held for distribution to owners, recognized an impairment loss of ThCh$12,578,098, to adjust the carrying amount of certain specific assets operating in the SING grid to its recoverable amount.

At the closing of 2015, were approved certain regulatory developments to the Chilean energy industry, which after being evaluated by the Company, resulted in the identification of a new single CGU for all generation assets in Chile. The analysis takes into account the fact that Endesa Chile, a discontinued operation as of December 31, 2015, performs an optimization and management of all its assets related to its generation business, it has a centralized trade policy, with sales contracts agreed at company level and not assigned to power plants. Therefore, generation of cash flows depends on all the assets as a whole.

Previously, the company identified a CGU for the assets operating in the SIC grid and another one for the assets operating in the SING, under the consideration that there were two separate markets. The new scheme, approved in 2015, posed by the interconnection of SIC and SING, unifies markets and considers a single determination of prices, which was illustrated by latest bids for energy supply to regulated customers.

Therefore, these new conditions indicated that the recognized impairment loss mentioned above has been reversed. This was based, inter alia, on the generation of additional value by the interconnection project between the SIC and SING which is expected to be operational in 2019, by improved utilization of reserves, by expanding the potential market for specific impaired assets and decreasing overall risk of the portfolio. The effects of the interconnection are considered in the five-year projections used by the company to perform impairment tests (see Note 3.e).

vii) At the end of 2014, Endesa Chile S.A. recognized an impairment loss of ThCh$12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project is not fully aligned with the strategy that the Company is reformulating, particularly, with regard to technological leadership, and to community and environmental sustainability. Endesa Chile has decided to suspend the project pending clarification of its profitability (see Note 3.e).

viii) In line with its sustainability strategy and in order to develop community relationships, Endesa Chile has decided to research new design alternatives for the Neltume project, in particular regarding the issue of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy River in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the portion of the Neltume project related to the power plant and not to portion related to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015, Endesa Chile recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which has been withdrawn and to other studies directly linked to the old design of assets.

ix) As of December 31, 2015, Endesa Chile recognized an impairment loss of ThCh$2,522,445 related to the wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, its profitability is uncertain.

18.	INVESTMENT PROPERTY.

The detail and changes in investment property during the years ended December 31, 2015 and 2014, are as follows:

	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
Investment Properties	ThCh$	ThCh$	ThCh$
Balance at January 1, 2014	47,047,605	(2,170,556)	44,877,049
Additions	1,463,242	—	1,463,242
Disposals	(1,806,675)	—	(1,806,675)
Disposals related to the sale of combined entities (1)	(36,040,698)	—	(36,040,698)
Depreciation expense	—	(30,483)	(30,483)
Impairment losses recognized in income statement	—	52,127	52,127

Balance at December 31, 2014	10,663,474	(2,148,912)	8,514,562

Disposals	(1,724,812)	1,387,042	(337,770)
Depreciation expense	—	(25,805)	(25,805)
Impairment reversals recognized in income statement	—	—	—

Balance at December 31, 2015	8,938,662	(787,675)	8,150,987

(1)	See Note 2.4.1.

The sale prices of investment properties disposed of during the years ended December 31, 2015, 2014 and 2013 were ThCh$1,800,933, ThCh$9,363,249 and ThCh$16,510,931, respectively.

- Fair value measurement and hierarchy

As of December 31, 2015, the fair value of the Combined Group’s investment properties was ThCh$11,113,107 which was determined using independent appraisals.

The fair value measurement for these investment properties was categorized as Level 3 within the fair value hierarchy.

For the years ended December 31, 2015, 2014 and 2013, the detail of income and expenses from investment properties is as follows:

	For the years ended
	12-31-2015	12-31-2014	12-31-2013
Income and expense from investment properties	ThCh$	ThCh$	ThCh$
Rental income from investment properties	163,660	263,643	341,494
Income from the sale of investment properties (*)	1,800,933	9,363,249	16,510,931
Direct operating expense from investment properties generating rental income	(163,767)	(328,590)	(192,963)
Direct operating expense from investment properties not generating rental income (*)	(337,770)	(1,806,675)	(4,315,400)

Total	1,463,056	7,491,627	12,344,062

(*)	See Note 32.

The Combined Group has no repair, maintenance, acquisition, construction or development agreements that represent future obligations for the Combined Group as of December 31, 2015 and 2014.

The Combined Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Combined Group that could potentially arise from exercising its business activity. Management considers that the insurance policy coverage is sufficient against the risks involved.

19.	DEFERRED TAXES.

a. The origination and changes in deferred tax assets and liabilities as of December 31, 2015 and 2014, are as follows:

	Deferred Tax Assets Relating To						Deferred Tax Assets
	Accumulated depreciation	Provisions	Post- employment benefit obligations	Revaluation of financial instruments	Tax loss carryforwards	Other
Deferred Tax Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	190,823	5,798,306	162,365	—	4,851,839	1,961,762	12,965,095
Increase (decrease) in profit or loss	4,791,650	7,205,222	(706,253)	—	7,868,629	101,729	19,260,977
Increase (decrease) in other comprehensive income	—	—	1,524,720	—	—	—	1,524,720
Foreign currency translation	—	—	—	—	—	—	—
Other increases (decreases)	—	(10,219,154)	(579,756)	—	—	(559,543)	(11,358,453)

Closing balance December 31, 2015	4,982,473	2,784,374	401,076	—	12,720,468	1,503,948	22,392,339

	Deferred Tax Assets Relating To						Deferred Tax Assets
	Accumulated depreciation	Provisions	Post- employment benefit obligations	Revaluation of financial instruments	Tax loss carryforwards	Other
Deferred Tax Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2014	1,409,000	2,471,333	—	—	1,710,288	5,660,926	11,251,547
Increase (decrease) in profit or loss	(1,110,934)	3,894,698	(1,218,281)	(1,716)	6,297,437	6,750,316	14,611,520
Increase (decrease) in other comprehensive income	—	—	4,488,450	1,716	—	(1,084)	4,489,082
Acquisitions through business combinations under common control (1)	—	879,716	—	—	537,932	974,883	2,392,531
Disinvestment through selling businesses	(107,241)	(34,403)	—	—	(329,845)	(5,816,292)	(6,287,781)
Foreign currency translation	—	361,135	—	—	—	155,705	516,840
Transfers to (from) Non-current assets and disposals group held for sale	—	(29,583)	(1,761)	—	(1,448,281)	(1,142,270)	(2,621,895)
Other increases (decreases)	(2)	(1,744,590)	(3,106,043)	—	(1,915,692)	(4,620,422)	(11,386,749)

Closing balance December 31, 2014	190,823	5,798,306	162,365	—	4,851,839	1,961,762	12,965,095

	Deferred Tax Liabilities Relating to					Deferred Tax Liabilities
Deferred Tax Liabilities	Accumulated depreciation	Provisions	Post- employment benefit obligations	Revaluation of financial instruments	Other
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	252,995,247	379	16,498	—	2,210,542	255,222,666
Increase (decrease) in profit or loss	(6,487,557)	284,991	431,306	—	8,339,124	2,567,864
Increase (decrease) in other comprehensive income	—	—	426	—	(200,133)	(199,707)
Foreign currency translation	(113,895)	—	—	—	—	(113,895)
Other increases (decreases)	(12,370,421)	(115)	(447,551)	—	(9,557,485)	(22,375,572)

Closing balance December 31, 2015	234,023,374	285,255	679	—	792,048	235,101,356

	Deferred Tax Liabilities Relating to					Deferred Tax Liabilities
Deferred Tax Liabilities	Accumulated depreciation	Provisions	Post- employment benefit obligations	Revaluation of financial instruments	Other
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2014	172,945,228	—	20,818	3,933,526	1,649	176,901,221
Increase (decrease) in profit or loss	60,395,908	379	(457,558)	(4,490,773)	1,399,160	56,847,116
Increase (decrease) in other comprehensive income	—	—	(20,511)	557,247	378	537,114
Acquisitions through business combinations under common control (1)	27,088,856	—	—	—	1,834,311	28,923,167
Disinvestment through selling businesses	—	—	—	—	—	—
Foreign currency translation	3,324,089	—	—	—	77,065	3,401,154
Transfers to (from) Non-current assets and disposals group held for sale	—	—	—	—	—	—
Other increases (decreases)	(10,758,834)	—	473,749	—	(1,102,021)	(11,387,106)

Closing balance December 31, 2014	252,995,247	379	16,498	—	2,210,542	255,222,666

(1)	See Note 2.4.1 and 6.

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Combined Group believes that the future profit projections for its combined entities will allow these assets to be recovered.

b. As of December 31, 2015, the Combined Group does not have unrecognized deferred tax assets related to tax loss carryforwards. As of December 31, 2014, the Combined Group has unrecognized deferred tax assets related to tax loss carryforwards totaling ThCh$351,900, respectively. See Note 3.p.

As of December 31, 2015, the Combined Group recognized a deferred tax liability of ThCh$7,350,754 in relation with the existing taxable temporary difference arising from the investment in the subsidiaries that Endesa Chile and Chilectra Chile hold in Peru, considering that, as part of the corporate reorganization, said investments are to be transferred to Endesa Américas S.A. and Chilectra Américas S.A., respectively. (See Note 40).

The Combined Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in combined entities and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of December 31, 2015 and 2014, the aggregate of taxable temporary differences associated with investments in combined entities and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$855,628,553 and ThCh$426,167,022, respectively. Additionally, the Combined Group has not recognized deferred tax asset for deductible temporary differences which as of December 31, 2015 and 2014, totaled ThCh$463,809,815 and ThCh$966,314,793, respectively, as it is not probable that sufficient future taxable profits exist to recover such temporary differences.

The Combined Group companies are potentially subject to income tax audits by the Chilean tax regulator and are limited to three tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination are 2012 through 2014.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by Chilean tax authority for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, management estimates that the liabilities, if any, that may arise from such tax audits, would not significantly impact the Combined Group’s future results.

The effects of deferred tax on the components of other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	Year ended December 31, 2015			Year ended December 31, 2014
	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	1,077	(290)	787	1,849	(1,462)	387
Cash flow hedge	(122,593,576)	31,868,299	(90,725,277)	(131,355,881)	31,585,153	(99,770,728)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	(577,862)	—	(577,862)	13,476,871	—	13,476,871
Foreign currency translation	162,373	—	162,373	12,473,950	—	12,473,950
Actuarial gains(losses) on defined-benefit pension plans	(5,645,532)	1,325,242	(4,320,290)	(12,692,856)	4,527,209	(8,165,647)

Income tax related to components of other comprehensive income	(128,653,520)	33,193,251	(95,460,269)	(118,096,067)	36,110,900	(81,985,167)

c. In Chile, Law No. 20,780 was published in the Official Gazette on September 29, 2014. It changes the income tax system and other taxes, by replacing the current tax system in 2017 with two alternative tax systems: the attributed income system and partially integrated system.

This Law gradually increases the rate of income tax on corporate income. Thus, it will increase to 21% in 2014, to 22.5% in 2015 and to 24% in 2016. As from 2017 taxpayers choosing the attributed income system will be subject to a rate of 25%, while companies choosing the partially integrated system will be subject to a rate of 25.5% in 2017 and 27% in 2018.

Furthermore, this Law establishes that the partially integrated system will apply by default to open stock companies, unless a future Extraordinary Shareholders’ Meeting agrees to adopt the attributed income system.

The Combined Group assumes that, since an Extraordinary Shareholders’ Meeting has not agreed to adopt the alternative system, the partially integrated system applies by default. Therefore, changes in deferred tax assets and liabilities as a direct effect of the increase in the corporate income tax rate have been recognized in profit or loss. Specifically, for the year ended December 31, 2014 the net charge against income was a loss of ThCh$66,669,816.

20.	OTHER FINANCIAL LIABILITIES.

The balances of other financial liabilities as of December 31, 2015 and 2014, are as follows:

Other financial liabilities	12-31-2015		12-31-2014
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh	ThCh$
Interest –bearing borrowings	18,446,637	826,380,628	143,170,408	743,672,174
Hedging derivatives (*)	328,414	78,768,620	667,153	28,176,011
Non-hedging derivatives (**)	9,146,674	12,048,542	2,526,798	6,286,982

Total	27,921,725	917,197,790	146,364,359	778,135,167

(*)	See Note 22.2.a
(**)	See Note 22.2.b

20.1	Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2015 and 2014, is as follows:

Classes of Loans that Accrue Interest	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Bank loans	218	—	1,008,956	—
Unsecured obligations	16,613,346	807,552,168	140,690,889	726,019,271
Financial leases	1,833,073	18,828,460	1,470,563	17,652,903

Total	18,446,637	826,380,628	143,170,408	743,672,174

Bank loans by currency and contractual maturity as of December 31, 2015 and 2014, are as follows:

Summary of bank loans by currency and maturity

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2015	Maturity					Total Non- current at 12/31/2015
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.98%	Unsecured	218	—	218	—	—	—	—	—	—

Total				218	—	218	—	—	—	—	—	—

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12/31/2014	Maturity					Total Non- current at 12/31/2014
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.98%	Unsecured	—	1,007,362	1,007,362	—	—	—	—	—	—
Chile	Ch$	5.47%	Unsecured	1,594	—	1,594	—	—	—	—	—	—

Total				1,594	1,007,362	1,008,956	—	—	—	—	—	—

- Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2015 and 2014, totaled ThCh$218 and ThCh$1,027,794, respectively. The fair value measurement of borrowings has been categorized as Level 2 (see Note 3.h).

– Identification of bank borrowings by company

Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Combined Group will have to disburse to settle the bank loans detailed above.

Taxpayer ID Number	Company	Country	Taxpayer ID number	Financial Institution	Country	Currency	Effective interest rate	Nominal interest rate	Amortization	December 31, 2015
										Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
96.800.570-7	Chilectra S.A.	Chile	97.004.000-5	Lines of Credit	Chile	Ch$	6.00%	6.00%	Other	96	—	96	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	U.S.A	US$	6.32%	5.98%	Semi-annually	—	—	—	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly	58	—	58	—	—	—	—	—	—
94.271.000-3	Enersis S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	4.50%	4.50%	At maturity	64	—	64	—	—	—	—	—	—

Total										218	—	218	—	—	—	—	—	—

										December 31, 2014
										Current ThCh$			Non-current ThCh$
Taxpayer ID Number	Company	Country	Taxpayer ID number	Financial Institution	Country	Currency	Effective interest rate	Nominal interest rate	Amortization	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
96.800.570-7	Chilectra S.A.	Chile	97.004.000-5	Lines of Credit	Chile	Ch$	6.00%	6.00%	Other	133	—	133	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	U.S.A	US$	6.32%	5.98%	Semi-annually	—	1,007,362	1,007,362	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly	1,338	—	1,338	—	—	—	—	—	—
94.271.000-3	Enersis S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	4.50%	4.50%	At maturity	123	—	123	—	—	—	—	—	—

Total										1,594	1,007,362	1,008,956	—	—	—	—	—	—

20.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2015 and 2014, is as follows:

Summary of unsecured liabilities by currency and maturity

Country	Currency	Nominal Annual Rate	Secured/ Unsecured	Current			Non-Current
				Maturity		Total Current 12/31/2015	Maturity					Total Non- Current 12/31/2015
				One to three months	Three to Twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.24%	Unsecured	7,303,274	2,548,685	9,851,959	—	—	—	—	493,795,141	493,795,141
Chile	U.F.	6.34%	Unsecured	—	6,761,387	6,761,387	5,330,851	5,330,851	5,330,851	5,330,851	292,433,623	313,757,027

Total				7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

Country	Currency	Nominal Annual Rate	Secured/ Unsecured	Current			Non-Current
				Maturity		Total Current 12/31/2014	Maturity					Total Non- Current 12/31/2014
				One to three months	Three to Twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.17%	Unsecured	10,600,825	123,527,558	134,128,383	—	—	—	—	419,950,580	419,950,580
Chile	U.F.	5.57%	Unsecured	—	6,562,506	6,562,506	5,122,437	5,122,437	5,122,437	27,510,710	263,190,670	306,068,691

Total				10,600,825	130,090,064	140,690,889	5,122,437	5,122,437	5,122,437	27,510,710	683,141,250	726,019,271

20.3 Secured liabilities

As of December 31, 2015 and 2014, there were no secured liabilities.

Fair value measurement and hierarchy

The fair value of current and non-current unsecured liabilities as of December 31, 2015 and 2014, totaled ThCh$981,390,150 and ThCh$1,088,491,056, respectively. The fair value measurement of these liabilities has been categorized as Level 2 (See Note 3.h). It is important to note that these financial assets are measured at amortized cost. See Note 3.g.4)

- Unsecured liabilities by company

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Combined Group will have to disburse to settle the secured and unsecured liabilities detailed above.

										December 31, 2015
										Current ThCh$			Non-Current ThCh$
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	—	529,138	529,138	—	—	—	—	252,733,016	252,733,016
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander - 317 Serie-H	Chile	U.F.	7.17%	6.20%	No		6,232,249	6,232,249	5,330,851	5,330,851	5,330,851	5,330,851	39,700,607	61,024,011
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - 144 -A	USA	US$	8.83%	8.63%	No	—	—	—	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,534,133	—	1,534,133	—	—	—	—	49,690,671	49,690,671
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	971,676	—	971,676	—	—	—	—	23,252,023	23,252,023
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Unica 24296	USA	US$	4.32%	4.25%	No	—	2,548,685	2,548,685	—	—	—	—	275,784,382	275,784,382
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-1	USA	US$	7.96%	7.88%	No	4,797,465		4,797,465	—	—	—	—	145,068,065	145,068,065

					Total Unsecured Bonds					7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

										December 31, 2014
										Current ThCh$			Non-Current ThCh$
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	4,098,882	—	4,098,882	—	—	—	22,388,273	220,251,255	242,639,528
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander - 317 Serie-H	Chile	U.F.	7.17%	6.20%	No	1,310,741	—	1,310,741	5,122,437	5,122,437	5,122,437	5,122,437	42,939,415	63,429,163
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - 144 - A	USA	US$	8.83%	8.63%	No	830,186	—	830,186	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	4,361,016	121,350,000	125,711,016	—	—	—	—	42,390,409	42,390,409
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	—	2,177,558	2,177,558	—	—	—	—	18,905,448	18,905,448
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon – Unica 24296	USA	US$	4.32%	4.25%	No	—	6,054,055	6,054,055	—	—	—	—	234,941,377	234,941,377
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-1	USA	US$	7.96%	7.88%	No	—	508,451	508,451	—	—	—	—	123,713,346	123,713,346

						Total Unsecured Bonds				10,600,825	130,090,064	140,690,889	5,122,437	5,122,437	5,122,437	27,510,710	683,141,250	726,019,271

- Detail of finance lease obligations

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Combined Group will have to disburse to settle the finance lease obligations detailed above.

								December 31, 2015
								Current			Non-Current ThCh$
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	—	1,833,073	1,833,073	2,840,640	1,952,223	2,079,117	2,214,260	9,742,220	18,828,460

			Total Leasing					—	1,833,073	1,833,073	2,840,640	1,952,223	2,079,117	2,214,260	9,742,220	18,828,460

								December 31, 2014
								Current			Non-Current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	—	1,470,563	1,470,563	2,427,000	1,566,150	1,667,950	1,776,367	10,215,436	17,652,903

			Total Leasing					—	1,470,563	1,470,563	2,427,000	1,566,150	1,667,950	1,776,367	10,215,436	17,652,903

20.4 Hedged debt

The U.S. dollar denominated debt of the Combined Group at December 31, 2015, that is designated as cash flow hedge, as referenced in Note 3.n, was ThCh$814,080,185 and ThCh$608,113,125 as of December 31, 2015 and 2014.

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2015 and 2014, due to exchange differences of this debt:

	12-31-2015	12-31-2014
Balance in hedging reserves (hedging income) at the beginning of the period, net	(39,805,098)	(217,637)
Foreign currency exchange differences recorded in equity, net	(38,579,730)	(30,045,776)
Recognition of foreign currency exchange differences in profit and loss, net	3,431,435	(9,541,685)

Balance in hedging reserves (hedging income) at the end of the period, net	(74,953,393)	(39,805,098)

20.5 Other information

As of December 31, 2015 and 2014, the Combined Group has undrawn borrowing facilities available for use amounting to ThCh$142,032,000 and ThCh$179,926,296, respectively.

21.	RISK MANAGEMENT POLICY.

The Combined Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Combined Group’s risk management policy include the following:

•	Compliance with good corporate governance standards.

•	Strict compliance with all the Combined Group’s internal policies.

•	Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management;

II.	Criteria regarding counterparts;

III.	Authorized operators.

•	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•	Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enersis Chile’s policies, standards, and procedures.

21.1 Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

Depending on the Combined Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

21.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Combined Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

•	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.

•	Income in the Combined Group companies directly linked to changes in currencies other than that of its cash flows.

In order to mitigate foreign currency risk, the Combined Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Combined Group’s companies.

21.3 Commodities risk

The Combined Group has a risk exposure to price fluctuations in certain commodities, basically due to:

•	Purchases of fuel used to generate electricity.

•	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Combined Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Combined Group is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2015, the Combined Group had swap hedges for 133,000 barrels of Brent oil. As of December 31, 2014, the Combined Group had swap hedges for 266,000 barrels of Brent oil for January 2015 and 350,000 MMBTU of Henry Hub gas for February 2015.

21.4 Liquidity risk

The Combined Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, See Notes 19 and 21, and Appendix No. 5.

As of December 31, 2015 and 2014, the Combined Group has cash and cash equivalent totaling ThCh$144,261,845 and ThCh$132,985,927, respectively, and unconditionally available lines of long-term credit totaling ThCh$142,032,000 and ThCh$179,926,296, respectively.

21.5 Credit risk

The Combined Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Combined Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generating and distribution lines of business.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

Investments may be backed with treasury bonds from the countries in which the Combined Group operates and/or with commercial papers issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

21.6 Risk measurement

The Combined Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Combined Group, thereby reducing volatility in the income statement.

The portfolio of positions included for the purposes of the calculations of this value at risk include:

•	Financial debt.

•	Hedging derivatives for debt.

The VaR determined represents the potential variation in value of the portfolio of positions described above in one quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•	U.S. dollar Libor interest rate.

•	The various currencies in which our companies operate, the usual local rates banking practice.

•	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables based on the scenarios with observable inputs for a same period (quarter) during five years.

The one-quarter 95%-confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one quarter.

Taking into account the assumptions described above, the one-quarter VaR was ThCh$95,917,431.

This amount represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’ end.

22.	FINANCIAL INSTRUMENTS.

22.1 Financial instruments, classified by type and category

a) The detail of financial assets, classified by type and category, as of December 31, 2015 and 2014, is as follows:

	December 31, 2015
	Financial assets held for trading	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	—	—	—	—	76,704
Other financial assets	—	16,236,490	544,338,480	—	—

Total Current	—	16,236,490	544,338,480	—	76,704

Equity instruments	—	—	—	3,033,989	—
Derivative instruments	—	—	—	—	18,716,463
Other financial assets	—	—	14,392,223	—	—

Total Non-current	—	—	14,392,223	3,033,989	18,716,463

Total	—	16,236,490	558,730,703	3,033,989	18,793,167

	December 31, 2014
	Financial assets held for trading	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	33,882	—	—	—	508,458
Other financial assets	—	948,788	595,033,855	—	—

Total Current	33,882	948,788	595,033,855	—	508,458

Equity instruments	—	—	—	3,032,834	—
Derivative instruments	22,002	—	—	—	3,695,636
Other financial assets	—	—	7,496,412	—	—

Total Non-current	22,002	—	7,496,412	3,032,834	3,695,636

Total	55,884	948,788	602,530,267	3,032,834	4,204,094

b) The detail of financial liabilities, classified by type and category, as of December 31, 2015 and 2014, is as follows:

	12-31-2015
	Financial liabilities held for trading ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$
Interest-bearing loans	—	18,446,636	—
Derivative instruments	9,146,674	—	328,414
Other financial liabilities	—	764,596,868	—

Total Current	9,146,674	783,043,504	328,414

Interest-bearing loans	—	826,380,628	—
Derivative instruments	12,048,542	—	78,768,620
Other financial liabilities	—	6,131,402	—

Total Non-current	12,048,542	832,512,030	78,768,620

Total	21,195,216	1,615,555,534	79,097,034

	12-31-2014
	Financial liabilities held for trading ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$
Interest-bearing loans	—	143,170,408	—
Derivative instruments	2,526,798	—	667,153
Other financial liabilities	—	682,546,548	—

Total Current	2,526,798	825,716,956	667,153

Interest-bearing loans	—	743,672,174	—
Derivative instruments	6,286,982	—	28,176,011
Other financial liabilities	—	3,711,078	—

Total Non-current	6,286,982	747,383,252	28,176,011

Total	8,813,780	1,573,100,208	28,843,164

22.2 Derivative instruments

The risk management policy of the Combined Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Combined Group classifies its derivatives as follows:

•	Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•	Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•	Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a) Assets and liabilities for hedge derivative instruments

As of December 31, 2015 and 2014, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the combined statement of financial position:

	December 31, 2015
	Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Exchange rate hedge:	76,704	18,716,463	328,414	78,768,620
Cash flow hedge	76,704	18,716,463	328,414	78,768,620

Total	76,704	18,716,463	328,414	78,768,620

	December 31, 2014
	Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Exchange rate hedge:	508,458	3,695,636	667,153	28,176,011
Cash flow hedge	508,458	3,695,636	667,153	28,176,011

Total	508,458	3,695,636	667,153	28,176,011

- General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of hedge instruments	Description of hedge instrument	Description of instrument hedged	Fair value of instruments hedged 12-31-2015 ThCh$	Fair value of instruments hedged 12-31-2014 ThCh$
SWAP	Exchange rate	Unsecured obligations (bonds)	(60,303,867)	(24,639,070)

For the years ended December 31, 2015, 2014 and 2013, the Combined Group has not recognized gains or losses for ineffective cash flow hedges.

The Combined Group has not entered into any fair value hedges for any of the periods reported.

b) Financial derivative instrument assets and liabilities at fair value through profit or loss

As of December 31, 2015 and 2014, financial derivative transactions recorded at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	12-31-2015				12-31-2014
	Current Assets ThCh$	Current Liabilities ThCh$	Non-Current Assets ThCh$	Non- Current Liabilities ThCh$	Current Assets ThCh$	Current Liabilities ThCh$	Non-Current Assets ThCh$	Non-Current Liabilities ThCh$
Non-hedging derivative instrument	—	9,146,674	—	12,048,542	33,882	2,526,798	22,002	6,286,982

c) Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Combined Group as well as the remaining contractual maturities as of December 31, 2015 and 2014:

Financial derivatives	December 31, 2015
	Fair value ThCh$	Notional Amount
		Less than 1 year ThCh$	1-2 years ThCh$	2-3 years ThCh$	3-4 years ThCh$	4-5 years ThCh$	Total ThCh$
Interest rate hedge:	—	—	—	—	—	—	—
Cash flow hedge	—	—	—	—	—	—	—
Exchange rate hedge:	(60,303,867)	—	—	—	541,153,412	—	541,153,412
Cash flow hedge	(60,303,867)	—	—	—	541,153,412	—	541,153,412
Derivatives not designated for hedge accounting	(21,195,216)	55,337,986	52,761,844	22,737,409	—	—	130,837,239

Total	(81,499,083)	55,337,986	52,761,844	22,737,409	541,153,412	—	671,990,651

	December 31, 2014
	Fair value ThCh$	Notional Amount
Financial derivatives		Less than 1 year ThCh$	1-2 years ThCh$	2-3 years ThCh$	3-4 years ThCh$	4-5 years ThCh$	Total ThCh$
Interest rate hedge:	—	—	—	—	—	—	—
Cash flow hedge	—	—	—	—	—	—	—
Exchange rate hedge:	(24,639,070)	—	—	—	—	260,451,370	260,451,370
Cash flow hedge	(24,639,070)	—	—	—	—	260,451,370	260,451,370
Derivatives not designated for hedge accounting	(8,757,896)	65,572,071	46,908,791	45,078,924	19,426,499	—	176,986,285

Total	(33,396,966)	65,572,071	46,908,791	45,078,924	19,426,499	260,451,370	437,437,655

The hedging and non-hedging derivatives contractual maturities do not represent the Combined Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

22.3 Fair value hierarchy

Financial instruments recognized at fair value in the combined statement of financial position are classified, based on the hierarchy described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2015 and 2014:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2015 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	18,793,167	—	18,793,167	—
Financial derivatives not designated for hedge accounting	20,397	—	20,397	—
Available-for-sale financial assets, non-current	32,121	32,121	—	—

Total	18,845,685	32,121	18,813,564	—

Financial Liabilities
Financial derivatives designated as cash flow hedges	79,097,034	—	79,097,034	—
Financial derivatives not designated for hedge accounting	21,195,216	—	21,195,216	—

Total	100,292,250	—	100,292,250	—

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2014 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	4,204,094	—	4,204,094	—
Financial derivatives not designated for hedge accounting	55,884	—	55,884	—
Available-for-sale financial assets, non-current	362,169	362,169	—	—

Total	4,622,147	362,169	4,259,978	—

Financial Liabilities
Financial derivatives designated as cash flow hedges	28,843,164	—	28,843,164	—
Financial derivatives not designated for hedge accounting	8,813,780	—	8,813,780	—

Total	37,656,944	—	37,656,944	—

22.3.1 Financial instruments whose fair value measurement is classified as Level 3.

The Company entered into certain transaction that resulted in the recognition of a financial liability measured at fair value. The Level 3 fair value is calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions internally developed by the company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our power plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level. As of December 31, 2015 and 2014, there are no financial instruments whose fair value measurement is classified as Level 3.

23.	TRADE AND OTHER CURRENT PAYABLES.

The breakdown of Trade and Other Payables as of December 31, 2015 and 2014, is as follows:

	Current		Non-current
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Trade payables	204,495,990	141,406,478	—	—
Other payables (1)	350,419,981	353,954,877	6,034,216	3,711,078

Total	554,915,971	495,361,355	6,034,216	3,711,078

(1)	Chilectra recognized costs and trade and other payables for the difference between current and effective Short Term Node Prices for ThCh$31,959,398 as of December 31, 2015 (ThCh$22,750,995 as of December 31, 2014) to be paid to generation companies.

The detail of Trade and Other Current Payables as of December 31, 2015 and 2014, is as follows:

	Current		Non-current
			One to five years
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Energy suppliers	161,801,253	117,406,230	—	—
Fuel and gas suppliers	42,694,736	24,000,248	—	—
Payables for goods and services	230,999,488	239,620,155	—	—
Dividends payable to non-controlling interests	56,428,785	52,514,644	—	—
Taxes payables other than income tax	10,870,376	9,151,384	—	3,711,078
VAT debit	11,306,810	13,615,918	—	—
Mitsubishi contract (LTSA)	6,402,157	34,214,611	—	—
Obligations for social programs	580,706	—	—	—
Other payables	33,831,660	4,838,165	6,034,216	—

Total	554,915,971	495,361,355	6,034,216	3,711,078

See Note 21.4 for the description of the liquidity risk management policy.

The detail of trade payables, both non-past due and past due as of December 31, 2015 and 2014, are presented in Appendix 7.

24.	PROVISIONS.

a)	The breakdown of provisions as of December 31, 2015 and 2014, is as follows:

Provisions	Current		Non-current
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Provision for legal proceedings (2)	9,798,766	5,113,728	5,030,598	2,397,507
Decommissioning or restoration (1)	—	—	51,085,542	25,572,428
Other provisions	6,530,429	6,509,786	—	—

Total	16,329,195	11,623,514	56,116,140	27,969,935

(1)	See Note 3a
(2)	Provision for legal proceedings mainly consist of the contingencies related to lawsuits on administrative sanctions from our regulators.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters.

b)	Changes in provisions as of December 31, 2015 and 2014, are as follows:

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning or Restoration (1) ThCh$	Other Provisions ThCh$	Total ThCh$
Balance at January 1, 2015	7,511,235	25,572,428	6,509,786	39,593,449
Additional provisions	—	—	—	—
Increase (decrease) in existing provisions	7,321,430	23,631,287	20,643	30,973,360
Provisions used	—	—	—	—
Increase from adjustment to time value of money	—	1,881,827	—	1,881,827
Foreign currency translation	(3,301)	—	—	(3,301)
Other increase (decrease)	—	—	—	—

Total changes in provisions	7,318,129	25,513,114	20,643	32,851,886

Balance at December 31, 2015	14,829,364	51,085,542	6,530,429	72,445,335

(1) The increase in provisions for decommissioning or restoration arises from the Bocamina II (Endesa Chile) and San Isidro Power Plant (Celta).

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning or Restoration ThCh$	Other Provisions ThCh$	Total ThCh$
Balance at January 1, 2014	13,364,904	17,691,002	37,566,817	68,622,723
Additional provisions	—	6,815,580	—	6,815,580
Increase (decrease) in existing provisions	(925,600)	15,850	(31,043,430)	(31,953,180)
Provisions used	(4,928,069)	—	(13,601)	(4,941,670)
Increase from adjustment to time value of money	—	1,049,996	—	1,049,996
Foreign currency translation	—	—	—	—
Other increase (decrease)	—	—	—	—

Total changes in provisions	(5,853,669)	7,881,426	(31,057,031)	(29,029,274)

Balance at December 31, 2014	7,511,235	25,572,428	6,509,786	39,593,449

25.	EMPLOYEE BENEFIT OBLIGATIONS.

25.1 General information:

The Combined Group provides various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

a) Defined benefit plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•	Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the Combined Group, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.

•	Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security regime.

25.2 Details, changes and presentation in financial statements:

a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2015 and 2014, are as follows:

General ledger accounts:

	12-31-2015 ThCh$	12-31-2014 ThCh$
Post-employment obligations	55,023,456	53,937,842

Total	55,023,456	53,937,842

Total post-employment obligations, net	55,023,456	53,937,842

b)	The following amounts were recognized in the combined statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013:

Expense Recognized in the Statement of Comprehensive Income	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Current service cost for defined benefits plan	2,282,226	1,642,846	1,476,129
Interest cost for defined benefits plan	2,299,944	2,139,043	2,197,469
Past service costs	—	667,153	—

Expenses recognized in the Statement of Income	4,582,170	4,449,042	3,673,598

Gains (losses) from remeasurement of defined benefit plans	5,645,532	12,692,856	3,260,244

Total expense recognized in the Statement of Comprehensive Income	10,227,702	17,141,898	6,933,842

c)	The balance and changes in post-employment defined benefit obligations as of December 31, 2015 and 2014, are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance at January 1, 2013	38,842,337
Current service cost	1,476,129
Net interest cost	2,197,469
Actuarial (gains) losses from changes in financial assumptions	1,969,177
Actuarial (gains) losses from changes in experience adjustments	1,291,067
Benefits paid	(4,173,234)
Other	(107,333)

Balance at December 31, 2013	41,495,612

Current service cost	1,642,846
Net Interest cost	2,139,043
Actuarial (gains) losses from changes in financial assumptions	6,190,052
Actuarial (gains) losses from changes in experience adjustments	6,502,804
Benefits paid	(5,007,250)
Foreign currency translation	(273,590)
Past service cost	667,153
Defined benefit plan obligations from business combinations	1,297,048
Transfers of employees	(102,423)
Other	(613,453)

Balance at December 31, 2014	53,937,842

Current service cost	2,282,226
Net Interest cost	2,299,944
Actuarial (gains) losses from changes in financial assumptions	2,549,816
Actuarial (gains) losses from changes in experience adjustments	3,095,716
Foreign currency translation	(697)
Benefits paid	(9,008,811)
Other	(132,580)

Balance at December 31, 2015	55,023,456

The Combined Group companies make no contributions to funds for financing the payment of these benefits.

Other disclosures:

•	Actuarial assumptions:

As of December 31, 2015 and 2014, the following assumptions were used in the actuarial calculation of defined benefits:

	12-31-2015	12-31-2014	12-31-2013
Discount rates used	5.00%	4.60%	5.40%
Expected rate of salary increases	4.00%	4.00%	3.00%
Mortality tables	RV-2009	RV-2009	RV-2004

•	Sensitivity

As of December 31, 2015 and 2014, the sensitivity value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$4,077,537 and ThCh$3,886,938, respectively, if the rate rises, and an increase of ThCh$4,727,816 and ThCh$4,559,332, respectively, if the rate falls.

•	Future disbursements

The estimates available indicate that ThCh$6,150,123 will be disbursed for defined benefit plans in the next year.

•	Term of commitments

The Combined Group’s obligations have a weighted average length of 10.02 years, and the flow for benefits for the next five years and more is expected to be as follows:

Years	ThCh$
1	6,150,123
2	4,616,667
3	4,425,302
4	5,080,440
5	4,152,902
Over 5	24,207,363

26.	EQUITY.

26.1 Net assets (Combined financial statements)

As stated in Note 2.1 “Basis of preparation” Enersis Chile was not a group for Consolidated Financial Statements reporting purposes in accordance with IFRS 10 Consolidated Financial Statements and was presented on the basis of the aggregation of the net assets of the legal entities of Enersis group located in Chile.

The issued capital and retained earnings (including net income) of Enersis S.A. has been divided for the purpose of the presentation of these combined financial statements based on the net assets book value ratio assigned to Enersis Chile.

The equity reserves of Enersis S.A. have been allocated to Enersis Chile based on the origin of each of them, distinguishing and assigning, as appropriate, those equity reserves that the IFRS allows to be recycled/reclassified after the date of the statement of financial position.

26.2 Foreign currency translation reserves

The following table details currency translation adjustments attributable to Enersis Chile, for the years ended December 31, 2015, 2014 and 2013:

Reserves for Accumulated Currency Translation Differences	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Inversiones GasAtacama Holding Ltda.(1)	9,582,184	11,500,876	5,380,978
GNL Quinteros	637,758	(957,220)	(1,683,614)
GNL Chile	328,447	119,434	23,820
Electrogas	1,875,303	780,876	(93,000)

TOTAL	12,423,692	11,443,966	3,628,184

(1) From 1 January 2015, there was a change in the functional currency for this entity from the US dollar to the Chilean peso

26.3 Restrictions on combined companies transferring funds to the parent

Certain of the companies included in the Combined Group must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to Enersis Chile. The Combined Group’s restricted net assets as of December 31, 2015 from its combined entity Endesa Chile totaled ThCh$513,400,473.

26.4 Other reserves

Other reserves within Equity attributable to Enersis Chile for December 31, 2015 and 2014 are as follows:

	Balance at January 1, 2015 ThCh$	2015 Changes ThCh$	Balance at December 31, 2015 ThCh$
Exchange differences on translation	11,443,966	979,726	12,423,692
Cash flow hedges	(66,850,863)	(54,652,189)	(121,503,052)
Available-for-sale financial assets	14,046	789	14,835
Other miscellaneous reserves	(873,486,367)	23,960,940	(849,525,427)

TOTAL	(928,879,218)	(29,710,734)	(958,589,952)

	Balance at January 1, 2014 ThCh$	2014 Changes ThCh$	Balance at December 31, 2014 ThCh$
Exchange differences on translation	3,628,184	7,815,782	11,443,966
Cash flow hedges	(6,258,379)	(60,592,484)	(66,850,863)
Available-for-sale financial assets	11,811	2,235	14,046
Other miscellaneous reserves	(877,246,493)	3,760,126	(873,486,367)

TOTAL	(879,864,877)	(49,014,341)	(928,879,218)

	Balance at January 1, 2013 ThCh$	2013 Changes ThCh$	Balance at December 31, 2013 ThCh$
Exchange differences on translation	(3,488,610)	7,116,794	3,628,184
Cash flow hedges	25,228,578	(31,486,957)	(6,258,379)
Available-for-sale financial assets	13,647	(1,836)	11,811
Other miscellaneous reserves	360,334,722	(1,237,581,215)	(877,246,493)

TOTAL	382,088,337	(1,261,953,214)	(879,864,877)

Reserves for exchange difference on translation arise from, they come mainly to exchange differences that arise from:

•	Translation of the financial statements of our Chilean operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3); and

•	Translation of goodwill arising from the acquisition of Chilean operations with a functional currency other than the Chilean peso (see Note 3.c).

a)	Cash flow hedging reserves: These represent the cumulative portion of effective gains and losses recognized in cash flow hedges (see Note 3.g.5 and 3.n).

b)	Other reserves

The main items and their effects are the following:

i) In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, January 1, 2004, to December 31, 2008.

Please note that, while the Combined Group adopted the IFRS as its statutory accounting standards on January 1, 2013, the date of transition to that international standard used was the same as that used by its parent company, Endesa, S.A. (Spain), January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

ii) Foreign currency translation differences existing at the time of transition to IFRS (IFRS 1 exemption, First Time Adoption).

26.5 Non-controlling Interests

26.5.1 The detail of non-controlling interests

	Non-controlling Financial Interests
		Equity			Profit (Loss)
Companies	12-31-2015%	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Chilectra Chile	0.91%	5,751,343	6,096,609	5,056,793	1,294,111	1,134,243	1,038,575
Endesa Chile	40.02%	590,091,089	590,523,470	578,601,677	84,976,889	22,360,050	69,291,895
Empresa Eléctrica Pehuenche S.A.	7.35%	10,900,863	12,597,077	12,756,939	8,674,207	9,526,574	8,415,147
Sociedad Agrícola de Cameros Ltda.	42.50%	2,675,177	2,483,339	2,532,644	191,838	(49,305)	(52,073)
Constructora y Proyectos Los Maitenes S.A.(1)	0.00%	—	—	25,446,652	—	3,948,804	3,543,412
Other		(199,191)	163,862	2,551,916	(7,291)	180,012	620,899

TOTAL		609,219,281	611,864,357	626,946,621	95,129,754	37,100,378	82,857,855

(1)	See note 2.4.1

27.	REVENUE AND OTHER INCOME.

The detail of revenues presented in the combined statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013, is as follows:

Revenues	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Energy sales	2,247,363,757	1,886,300,883	1,516,877,306
Generation	1,134,450,921	888,464,799	674,123,726
Regulated customers	726,264,558	498,286,123	481,385,994
Non-regulated customers	264,113,111	274,937,535	156,628,460
Spot market sales	140,339,722	98,642,810	27,575,021
Other customers	3,733,530	16,598,331	8,534,251
Distribution	1,112,912,836	997,836,084	842,753,580
Residential	407,435,626	335,917,449	283,881,233
Business	350,157,120	281,978,818	238,298,115
Industrial	230,416,697	196,219,296	165,823,406
Other consumers (1)	124,903,393	183,720,521	154,750,826
Other sales	32,057,524	26,677,747	37,365,915
Natural gas sales	12,582,771	4,721,304	25,261,022
Sales of products and services	19,474,753	21,956,443	12,104,893
Revenue from other services	104,871,908	101,885,268	165,323,495
Tolls and transmission	37,958,975	32,836,510	101,073,720
Metering equipment leases	4,415,191	4,188,416	4,301,905
Public lighting	10,859,012	9,558,413	5,945,226
Engineering and consulting services	1,817,284	290,889	348,714
Other services (2)	49,821,446	55,011,040	53,653,930

Total operating revenue	2,384,293,189	2,014,863,898	1,719,566,716

Other Operating Income	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Mutual support	14,563	1,136,352	2,753,665
Leases	—	680,168	306,963
Other income (3)	14,721,388	32,384,867	15,455,533

Total other income	14,735,951	34,201,387	18,516,161

(1)	For the year ended December 31, 2015, it includes revenues from energy sales to municipalities for ThCh$39,405,365; government entities ThCh$18,631,045; agricultural sector entities for ThCh$5,356,396; and other for ThCh$61,510,586. For the year ended December 31, 2014, it includes revenues from energy sales to municipalities for ThCh$68,818,164; government entities ThCh$33,329,550; hospitals and other related public health entities for ThCh$22,821,228; distribution companies for ThCh$43,305,906; agricultural sector entities for ThCh$8,079,571; and other for ThCh$7,366,103. For the year ended December 31, 2013, it includes revenues from energy sales to municipalities for ThCh$47,688,673; government entities ThCh$22,974,154; hospitals and other related public health entities for ThCh$44,018,911; distribution companies for ThCh$28,780,840; agricultural sector entities for ThCh$5,575,971; and other for ThCh$5,712,278.

(2)	For the years ended December 31, 2015, it includes services for construction of junctions for ThCh$16,289,581; works in specific facilities and networks for ThCh$16,736,234; and other services for ThCh$11,741,987. For the years ended December 31, 2014, it includes services for construction of junctions for ThCh$14,189,316; tolls from concessions for ThCh$10,531,493; works in specific facilities and networks for ThCh$20,399,104; and other services for ThCh$9,891,127. For the year ended December 31, 2013, it includes services for construction of junctions for ThCh$14,273,568; tolls from concessions for ThCh$10,283,929; works in specific facilities and networks for ThCh$16,462,850; and other services for ThCh$12,633,583.

(3)	For the year ended December 31, 2015, it mainly related to revenues from trading commodity derivatives for ThCh$1,820,371; revenues from water sales for ThCh$823,821; and revenues from other services for ThCh$4,877,987. For the year ended December 31, 2014, it includes indemnifications received from third-party for breach of contracts of ThCh$23,721,999 and revenues from trading commodity derivatives for ThCh$2,549,925. For the year ended December 31, 2013, it includes indemnifications received from third-party for breach of contracts of ThCh$12,943,564.

28.	RAW MATERIALS AND CONSUMABLES USED.

The detail of raw materials and consumables used presented in profit or loss for the years ended December 31, 2015, 2014 and 2013, is as follows:

	For the years ended
Raw materials and consumables used	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Energy purchases	(860,203,181)	(788,420,653)	(568,466,950)
Fuel consumption	(327,502,996)	(305,480,260)	(211,612,174)
Transportation costs	(182,453,155)	(151,948,779)	(182,821,321)
Other raw materials and consumables	(111,826,227)	(63,552,591)	(36,003,533)

Total	(1,481,985,559)	(1,309,402,283)	(998,903,978)

29.	EMPLOYEE BENEFITS EXPENSE.

Employee expenses recognized in profit or loss for the years ended December 31, 2015, 2014 and 2013, are as follows:

	For the years ended
Employee Benefits Expense	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Wages and salaries	(115,982,152)	(113,865,986)	(108,318,816)
Post-employment benefit obligations expense	(2,282,226)	(2,309,999)	(1,476,129)
Social security and other contributions	(18,290,343)	(10,165,378)	(10,318,957)

Total	(136,554,721)	(126,341,363)	(120,113,902)

30.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses recognized for the years ended December 31, 2015, 2014 and 2013 are as follows:

	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Depreciation	(148,421,514)	(122,483,044)	(113,756,076)
Amortization	(4,780,148)	(5,954,110)	(5,751,042)

Subtotal	(153,201,662)	(128,437,154)	(119,507,118)
Reversal (losses) from impairment (*)	3,054,903	(13,185,420)	(8,212,948)

Total	(150,146,759)	(141,622,574)	(127,720,066)

(*) Impairment Losses	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Impairment losses of financial assets (See Note 10.c)	(7,110,308)	(655,600)	(7,940,767)
Impairment losses of property, plant and equipment (See Note 17)	10,165,211	(12,529,820)	(272,181)

Total	3,054,903	(13,185,420)	(8,212,948)

31.	OTHER EXPENSES.

Other miscellaneous operating expenses for the years ended December 31, 2015, 2014 and 2013, are as follows:

	For the years ended
Other Expenses	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Other supplies and services	(16,365,050)	(15,630,380)	(14,484,587)
Professional, outsourced and other services	(43,006,875)	(44,418,344)	(44,861,997)
Repairs and maintenance	(14,034,924)	(11,867,380)	(10,236,117)
Indemnities and fines	(1,754,069)	(781,069)	(5,908,646)
Taxes and charges	(7,406,215)	(6,239,456)	(10,442,697)
Insurance premiums	(15,942,047)	(12,212,488)	(9,851,988)
Leases and rental costs	(10,098,166)	(6,734,776)	(8,043,094)
Marketing, public relations and advertising	(3,166,181)	(3,765,455)	(3,869,225)
Other supplies	(6,168,091)	(1,781,536)	(1,121,835)
Travel expenses	(4,103,471)	(4,153,233)	(3,317,758)
Environmental expenses	(3,812,308)	(2,870,098)	(2,414,784)

Total	(125,857,397)	(110,454,215)	(114,552,727)

32.	OTHER GAINS (LOSSES).

Other gains (losses) for the years ended December 31, 2015, 2014 and 2013, are as follows:

	For the years ended
Other Gains (Losses)	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Gain on sale of building (Alonso de Cordova)	14,610,544	—	—
Gain on sale of Tunel El Melón (1)	4,207,167	—	—
Gain on sale of investment properties (2)	1,463,163	7,556,574	12,195,531
Gain on remeasuring pre-existing interest held in Inversiones GasAtacama Holding Ltda.(3)	—	21,546,320	—
Reclassification of translation difference reserve on the pre-existing interest held in Inversiones GasAtacama Holding Ltda. (3)	—	21,006,456	—
Gain on sale of equity interest in Maitenes y Aguas Santiago Poniente	—	21,077,900	—
Gain on sale of Charrua transmission lines	—	—	2,532,438
Other	(225,129)	(293,987)	(200,232)

Total	20,055,745	70,893,263	14,527,737

(1)	See Note 2.4.1 and 5
(2)	See Note 18
(3)	See Note 6

33.	FINANCIAL RESULTS.

Financial income and costs for the years ended December 31, 2015, 2014 and 2013, are as follows:

	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Income from deposits and other financial instruments	2,566,017	2,813,132	2,738,938
Other financial income	12,704,152	11,949,383	10,911,593

Total	15,270,169	14,762,515	13,650,531

	For the years ended
Financial Costs	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Financial Costs	(66,700,698)	(75,626,489)	(69,768,634)
Bank loans	(131,502)	(619,079)	(1,220,055)
Secured and unsecured obligations	(51,697,708)	(48,046,358)	(46,713,612)
Financial leasing	(1,039,013)	(989,288)	(936,487)
Valuation of financial derivatives	(1,725,211)	(2,634,032)	(4,380,154)
Financial provisions	(1,881,826)	(1,049,996)	(1,141,883)
Post-employment benefit obligations	(2,299,944)	(2,139,043)	(2,197,469)
Capitalized borrowing costs	2,221,329	1,817,283	998,984
Other financial costs	(10,146,823)	(21,965,975)	(14,177,958)
Loss from indexed assets and liabilities (*)	4,839,077	15,263,623	1,593,046
Foreign currency exchange differences (**)	(51,277,332)	(21,444,198)	(1,838,329)

Total financial costs	(113,138,953)	(81,807,064)	(70,013,917)
Total financial results	(97,868,784)	(67,044,549)	(56,363,386)

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

	For the years ended
Profit (losses) from Indexed Assets and Liabilities (*)	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash and cash equivalents	—	—	—
Other financial assets	10,153,342	23,240,913	4,732,150
Other non-financial assets	840,108	115,593	13,669
Trade and other receivables	745,270	185,459	273,757
Current tax assets and liabilities	6,052,524	9,415,017	2,950,060
Other financial liabilities (financial debt and derivative instruments)	(12,864,959)	(17,623,602)	(6,428,168)
Trade and other payables	(73,133)	(3,757)	8,563
Other provisions	(14,075)	(66,000)	(12,564)
Other non-financial liabilities	—	—	55,579

Total	4,839,077	15,263,623	1,593,046

	For the years ended
Foreign Currency Exchange Differences (**)	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash and cash equivalents	5,021,381	385,881	1,787,955
Other financial assets	10,637,768	(23,775,272)	150,051
Other non-financial assets	—	23,905	37,634
Trade and other receivables	10,313,151	2,580,400	(3,570,513)
Current tax assets and liabilities	—	(1,076,322)	(3,678)
Other financial liabilities (financial debt and derivative instruments)	(30,533,746)	(2,694,805)	(1,511,102)
Trade and other payables	(46,715,886)	3,841,715	1,537,678
Other non-financial liabilities	—	(729,700)	(266,354)

Total	(51,277,332)	(21,444,198)	(1,838,329)

34.	INCOME TAXES.

The following table presents the components of the income tax expense/(benefit) for the years ended December 31, 2015, 2014 and 2013:

	For the years ended
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Current income tax	(84,003,064)	(75,830,800)	(49,623,371)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	—	—	1,698,566
Adjustments to current tax from the previous period	(7,307,511)	(7,073,017)	(224,922)
(Benefit) / expense for current income tax due to changes in tax rates or the introduction of new taxes	—	(4,245,607)	—
Other current tax benefit / (expense)	(34,995,137)	(3,302,112)	(9,826,652)

Current tax expense, net	(126,305,712)	(90,451,536)	(57,976,379)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	16,693,113	22,315,523	(3,736,063)
Benefit / (expense) from deferred taxes due to changes in tax rates or the introduction of new taxes	—	(64,511,120)	—
Total deferred tax benefit / (expense)	16,693,113	(42,235,597)	(3,736,063)

Income tax expense	(109,612,599)	(132,687,133)	(61,712,442)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recorded in the accompanying Combined Statement of Comprehensive Income for the years ended December 31, 2015 and 2014:

Reconciliation of Tax Expense	Rate	12-31-2015 ThCh$	Rate	12-31-2014 ThCh$	Rate	12-31-2013 ThCh$
ACCOUNTING INCOME BEFORE TAX		456,580,763		332,246,550		374,096,957
Total tax income (expense) using statutory rate	(22.50%)	(102,730,671)	(21.00%)	(69,771,775)	(20.00%)	(74,819,391)
Tax effect of non-taxable revenues	2.12%	9,674,087	4.43%	14,714,272	3.50%	13,092,926
Tax effect of non-tax-deductible expenses	(4.61%)	(21,060,811)	(4.12%)	(13,691,638)	(2.21%)	(8,256,436)
Tax effect of changes in income tax rates (*)	—	—	(20.71%)	(68,796,727)	—	—
Tax effect of adjustments to taxes in previous periods	(1.60%)	(7,307,511)	(2.13%)	(7,073,017)	(0.06%)	(224,922)
Price level restatement for tax purposes (investments and equity)	2.59%	11,812,306	3.59%	11,931,752	2.27%	8,495,382
Total adjustments to tax expense using statutory rate	(1.51%)	(6,881,929)	18.94%	(62,915,358)	3.50%	13,106,949
Income tax benefit (expense), continuing operations	(24.01%)	(109,612,599)	(39.94%)	(132,687,133)	(16.50%)	(61,712,442)

(*)	The principal temporary differences are detailed in Note 19a.

35.	INFORMATION BY SEGMENT.

35.1 Basis of segmentation criteria

Since Enersis Chile S.A. has not yet been established as a legal entity, no chief operating decision maker existed for this Combined Group. Consequently, the Combined Group does not yet have any operating segments as the term is defined under IFRS 8 Operating Segments. Information provided in this note includes segments as they are supposed to be analyzed by the chief operating decision maker upon appointment of the latter.

The Combined Group’s activities will be organized primarily around its core businesses: electric energy generation and distribution. On that basis, the Combined Group has established two major business lines.

Considering that the differentiated information will be analyzed by the Combined Group’s chief operating decision maker, segment information has been organized by its core businesses.

Given that the Combined Group’s corporate organization basically matches its future business organization and, therefore, the segments, the following information is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Combined Group’s combined financial statements.

The following tables present details of this information by segment:

35.2 Generation, distribution and others

Line of Business	Generation		Distribution		Eliminations and others		Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
ASSETS
CURRENT ASSETS	522,859,190	514,223,177	282,843,282	283,754,811	43,289,367	44,885,510	848,991,839	842,863,498
Cash and cash equivalents	37,425,233	38,186,573	18,429,619	4,867,106	88,406,993	89,932,248	144,261,845	132,985,927
Other current financial assets	1,011,555	1,464,821	15,259,790	13,483	41,848	12,825	16,313,193	1,491,129
Other current non-financial assets	462,748	10,766,654	3,392,969	4,837,555	129,226	443,398	3,984,943	16,047,607
Trade and other current receivables	363,475,276	317,250,689	227,262,809	257,567,489	5,626,388	3,263,027	596,364,473	578,081,205
Current accounts receivable from related companies	68,871,507	54,976,444	9,992,096	12,867,310	(53,719,043)	(50,891,104)	25,144,560	16,952,650
Inventories	36,755,409	36,871,184	3,076,250	3,542,452	2,784,955	3,264,242	42,616,614	43,677,878
Current tax assets	14,857,462	44,701,760	5,429,749	59,416	19,000	886,963	20,306,212	45,648,139
Non-current assets classified as held for sale and discontinued operations	—	10,005,052	—	—	—	(2,026,089)	—	7,978,963
NON-CURRENT ASSETS	2,866,208,896	2,722,809,246	766,740,395	698,940,269	843,527,740	862,121,732	4,476,477,031	4,283,871,247
Other non-current financial assets	21,718,720	6,719,853	31,733	30,619	—	—	21,750,453	6,750,472
Other non-current non-financial assets	3,387,709	42,847	997,469	188,156	384,706	4,427	4,769,881	235,430
Trade and other non-current receivables	35,901	—	14,214,946	7,364,934	141,373	131,478	14,392,220	7,496,412
Non-current accounts receivable from related companies	—	—	—	—	—	—	—	—
Investments accounted for using the equity method	45,716,373	40,365,323	58,695	53,525	(58,695)	(53,525)	45,716,374	40,365,323
Intangible assets other than goodwill	20,905,426	18,851,913	22,935,431	14,613,951	(961,533)	3,059,658	42,879,325	36,525,522
Goodwill	24,860,356	24,860,356	2,240,478	2,240,478	860,156,821	860,156,821	887,257,655	887,257,655
Property, plant and equipment	2,729,717,093	2,621,113,892	725,957,956	674,156,508	(26,507,251)	(11,509,624)	3,429,167,798	3,283,760,776
Investment property	—	—	—	—	8,150,986	8,514,562	8,150,986	8,514,562
Deferred tax assets	19,867,318	10,855,062	303,687	292,098	2,221,333	1,817,935	22,392,338	12,965,095

TOTAL ASSETS	3,389,068,086	3,237,032,423	1,049,583,677	982,695,080	886,817,107	907,007,242	5,325,468,870	5,126,734,745

Line of Business	Generation		Distribution		Eliminations and others		Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	676,091,596	680,402,981	362,300,843	261,250,997	(184,830,182)	(21,570,283)	853,562,257	920,083,695
Other current financial liabilities	27,921,565	146,364,103	95	133	64	123	27,921,726	146,364,359
Trade and other current payables	360,459,608	332,677,495	149,694,893	116,345,087	44,761,471	46,338,773	554,915,972	495,361,355
Current accounts payable to related companies	257,584,742	142,780,113	206,456,139	128,880,543	(230,885,963)	(84,475,463)	233,154,918	187,185,193
Other current provisions	15,617,614	10,932,577	36,140	68,028	675,441	622,909	16,329,195	11,623,514
Current tax liabilities	14,484,736	31,480,257	16,248	4,501,006	618,805	2,376,603	15,119,789	38,357,866
Current provisions for employee benefits	—	—	—	—	—	—	—	—
Other current non-financial liabilities	23,331	16,168,436	6,097,328	11,456,200	—	8,078,625	6,120,658	35,703,261
Liabilities associated with current assets classified as held for sale and discontinued operations	—	—	—	—	—	5,488,147	—	5,488,147
NON-CURRENT LIABILITIES	1,207,004,762	1,060,586,955	54,831,044	51,025,398	8,170,028	10,972,906	1,270,005,833	1,122,585,259
Other non-current financial liabilities	917,197,790	778,135,167	—	—	—	—	917,197,789	778,135,167
Trade and other non-current payables	5,975,687	3,711,078	54,165	—	4,363	—	6,034,216	3,711,078
Non-current accounts payable to related companies	97,187	—	—	—	—	—	97,187	—
Other long-term provisions	50,702,975	25,161,118	5,413,164	2,808,817	—	—	56,116,139	27,969,935
Deferred tax liabilities	217,759,706	232,085,097	21,992,030	23,069,096	(4,650,379)	68,473	235,101,357	255,222,666
Non-current provisions for employee benefits	15,271,417	18,537,036	26,935,996	24,497,162	12,816,044	10,903,644	55,023,456	53,937,842
Other non-current non-financial liabilities	—	2,957,459	435,689	650,323	—	789	435,689	3,608,571
EQUITY	1,505,971,728	1,496,042,487	632,451,790	670,418,685	1,063,477,261	917,604,619	3,201,900,779	3,084,065,791
Equity attributable to the Combined Group	1,505,971,728	1,496,042,487	632,451,790	670,418,685	1,063,477,261	917,604,619	3,201,900,779	2,472,201,434
Allocated capital	638,288,813	619,260,333	230,492,200	230,492,200	1,360,327,962	1,379,356,442	2,229,108,975	2,229,108,975
Retained earnings	943,344,263	829,887,035	696,334,837	767,602,864	(317,516,623)	(425,518,222)	1,322,162,477	1,171,971,677
Other reserves	(75,661,348)	46,895,119	(294,375,247)	(327,676,379)	20,665,923	(36,233,601)	(958,589,953)	(928,879,218)
Non-controlling interests	—	—	—	—	—	—	609,219,281	611,864,357

Total Liabilities and Equity	3,389,068,086	3,237,032,423	1,049,583,677	982,695,080	886,817,107	907,007,242	5,325,468,870	5,126,734,745

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of Business	Generation			Distribution			Eliminations and others			Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES AND OTHER OPERATING INCOME	1,543,812,461	1,220,566,158	959,786,924	1,257,732,165	1,127,892,544	975,023,631	(402,515,486)	(299,393,417)	(196,727,678)	2,399,029,140	2,049,065,285	1,738,082,877
Revenues	1,539,991,519	1,199,341,011	958,039,403	1,247,900,614	1,116,092,610	959,692,208	(403,598,944)	(300,569,723)	(198,164,895)	2,384,293,189	2,014,863,898	1,719,566,716
Energy sales	1,474,818,366	1,155,805,379	860,581,278	1,112,912,836	997,836,084	842,753,580	(340,367,445)	(267,340,580)	(186,457,552)	2,247,363,757	1,886,300,883	1,516,877,306
Other sales	24,293,133	11,062,697	25,273,582	7,769,616	7,396,980	7,963,873	(5,225)	8,218,070	4,128,460	32,057,524	26,677,747	37,365,915
Other services rendered	40,880,020	32,472,935	72,184,543	127,218,162	110,859,546	108,974,755	(63,226,274)	(41,447,213)	(15,835,803)	104,871,908	101,885,268	165,323,495
Other operating income	3,820,942	21,225,147	1,747,521	9,831,551	11,799,934	15,331,423	1,083,458	1,176,306	1,437,217	14,735,951	34,201,387	18,516,161
RAW MATERIALS AND CONSUMABLES USED	(880,891,222)	(750,212,920)	(494,891,538)	(983,732,902)	(855,757,752)	(712,458,219)	382,638,565	296,568,389	208,445,779	(1,481,985,559)	(1,309,402,283)	(998,903,978)
Energy purchases	(320,731,795)	(288,442,686)	(124,419,095)	(881,589,779)	(766,324,946)	(628,376,375)	342,118,393	266,346,979	184,328,520	(860,203,181)	(788,420,653)	(568,466,950)
Fuel consumption	(327,502,995)	(305,475,422)	(211,607,778)	—	—	—	—	(4,838)	(4,396)	(327,502,995)	(305,480,260)	(211,612,174)
Transportation expenses	(179,691,471)	(142,831,143)	(149,447,930)	(60,901,746)	(56,360,475)	(57,958,728)	58,140,062	47,242,839	24,585,337	(182,453,155)	(151,948,779)	(182,821,321)
Other miscellaneous supplies and services	(52,964,961)	(13,463,669)	(9,416,735)	(41,241,377)	(33,072,331)	(26,123,116)	(17,619,890)	(17,016,591)	(463,682)	(111,826,228)	(63,552,591)	(36,003,533)
CONTRIBUTION MARGIN	662,921,239	470,353,238	464,895,386	273,999,263	272,134,792	262,565,412	(19,876,921)	(2,825,028)	11,718,101	917,043,581	739,663,002	739,178,899
Other work performed by the entity and capitalized	15,250,811	16,466,172	10,625,755	5,753,242	5,039,396	4,205,303	—	—	—	21,004,053	21,505,568	14,831,058
Employee benefits expense	(70,969,357)	(64,466,875)	(62,922,790)	(32,454,962)	(31,386,273)	(30,154,099)	(33,130,402)	(30,488,215)	(27,037,013)	(136,554,721)	(126,341,363)	(120,113,902)
Other expenses	(90,327,960)	(65,464,992)	(59,734,743)	(62,182,651)	(63,527,130)	(61,243,603)	26,653,214	18,537,907	6,425,619	(125,857,397)	(110,454,215)	(114,552,727)
GROSS OPERATING INCOME	516,874,733	356,887,543	352,863,608	185,114,892	182,260,785	175,373,013	(26,354,109)	(14,775,336)	(8,893,293)	675,635,516	524,372,992	519,343,328
Depreciation and amortization expense	(124,835,559)	(98,700,534)	(90,062,967)	(29,082,449)	(27,377,925)	(27,033,400)	716,346	(2,358,695)	(2,410,751)	(153,201,662)	(128,437,154)	(119,507,118)
Impairment losses (reversal of impairment losses) recognized in profit or loss	9,793,653	(12,461,456)	64,138	(6,738,750)	(776,091)	(8,277,086)	—	52,127	—	3,054,903	(13,185,420)	(8,212,948)
OPERATING INCOME	401,832,827	245,725,553	262,864,779	149,293,693	154,106,769	140,062,527	(25,637,763)	(17,081,904)	(11,304,044)	525,488,757	382,750,418	391,623,262
FINANCIAL RESULT	(114,252,182)	(77,428,301)	(73,737,083)	12,294,531	8,282,495	1,201,395	4,088,867	2,101,257	16,172,302	(97,868,784)	(67,044,549)	(56,363,386)
Financial income	234,822	1,576,923	3,146,530	13,308,032	11,638,248	8,348,785	1,727,315	1,547,344	2,155,216	15,270,169	14,762,515	13,650,531
Cash and cash equivalents	152,518	1,282,705	310,532	634,961	91,399	346,463	1,778,538	1,439,028	2,081,943	2,566,017	2,813,132	2,738,938
Other financial income	82,304	294,218	2,835,998	12,673,071	11,546,849	8,002,322	(51,223)	108,316	73,273	12,704,152	11,949,383	10,911,593
Financial costs	(64,206,719)	(72,106,182)	(75,970,098)	(1,801,829)	(4,109,576)	(7,776,562)	(692,150)	589,269	13,978,026	(66,700,698)	(75,626,489)	(69,768,634)
Bank borrowings	(129,350)	(612,003)	(1,199,794)	(1,659)	(5,291)	(5,047)	(494)	(1,785)	(15.214)	(131,503)	(619,079)	(1,220,055)
Secured and unsecured obligations	(51,697,708)	(48,046,358)	(46,713,612)	—	—	—	—	—	—	(51,697,708)	(48,046,358)	(46,713,612)
Other	(12,379,661)	(23,447,821)	(28,056,692)	(1,800,170)	(4,104,285)	(7,771,515)	(691,656)	591,054	13.993.240	(14,871,487)	(26,961,052)	(21,834,967)
Profit (loss) from indexed assets and liabilities	3,600,187	14,341,214	1,220,366	973,087	632,973	558,758	265,803	289,436	(186,078)	4,839,077	15,263,623	1,593,046
Foreign currency exchange differences	(53,880,472)	(21,240,256)	(2,133,881)	(184,759)	120,850	70,414	2,787,899	(324,792)	225,138	(51,277,332)	(21,444,198)	(1,838,329)
Positive	26,738,738	17,473,317	6,200,002	(235,571)	194,226	73,179	3,930,935	1,966,549	1,113,874	30,434,102	19,634,092	7,387,055
Negative	(80,619,210)	(38,713,573)	(8,333,883)	50,812	(73,376)	(2,765)	(1,143,036)	(2,291,341)	(888,736)	(81,711,434)	(41,078,290)	(9,225,384)
Share of profit of associates accounted for using the equity method	8,905,045	(54,413,310)	24,309,344	5,248	—	—	(5,248)	—	—	8,905,045	(54,413,310)	24,309,344
Other gains (losses)	4,015,401	42,651,567	2,513,923	14,660,351	(392,778)	(176,425)	1,379,993	28,634,474	12,190,239	20,055,745	70,893,263	14,527,737
Gain (loss) from other investments	4,309,205	42,651,567	67,384	—	—	—	(346)	21,077,899	—	4,308,859	63,729,466	67,384
Gain (loss) from the sale of property, plant and equipment	(293,804)	—	2,446,539	14,660,351	(392,778)	(176,425)	1,380,339	7,556,575	12,190,239	15,746,886	7,163,797	14,460,353
Income before tax	300,501,091	156,535,509	215,950,963	176,253,823	161,996,486	141,087,497	(20,174,151)	13,653,827	17,058,497	456,580,763	332,185,822	374,096,957
Income tax	(76,655,819)	(34,098,106)	(36,937,826)	(36,956,051)	(28,575,963)	(26,867,652)	3,999,271	(3,343,248)	2,093,036	(109,612,599)	(132,687,133)	(61,712,442)
Net income from continuing operations	223,845,272	122,437,403	179,013,137	139,297,772	133,420,523	114,219,845	(16,174,880)	10,310,579	19,151,533	346,968,164	199,559,417	312,384,515
Net income from discontinued operations	—	—	—	—	—		—	—	—	—	—	—
NET INCOME	223,845,272	122,437,403	179,013,137	139,297,772	133,420,523	114,219,845	(16,174,880)	10,310,579	19,151,533	346,968,164	199,559,417	312,384,515
Net income attributable to:	223,845,272	122,437,403	179,013,137	139,297,772	133,420,523	114,219,845	(16,174,880)	10,310,579	19,151,533	346,968,164	199,559,417	312,384,515
Shareholders of the Combined Group	—	—	—	—	—	—	—	—	—	251,838,410	162,459,039	229,526,660
Non-controlling interests	—	—	—	—	—	—	—	—	—	95,129,754	37,100,378	82,857,855

Line of Business	Generation			Distribution			Eliminations and others			Total
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
STATEMENT OF CASH FLOWS
Cash flow from (used in) operating activities	428,211,622	239,770,586	303,203,744	194,756,025	37,181,550	137,848,565	(46,436,120)	(12,005,255)	1,908,222	576,531,527	264,946,881	442,960,531
Cash flow from (used in) investment activities	(255,251,615)	(190,799,690)	(66,993,838)	(82,947,418)	(52,663,122)	(57,340,634)	41,457,691	54,724,341	18,209,414	(296,741,342)	(188,738,471)	(106,125,058)
Cash flows from (used in) financing activities	(175,094,207)	(49,531,606)	(202,875,463)	(98,304,569)	8,796,278	(73,380,728)	(43,674)	(118,409,153)	59,845,126	(273,442,450)	(159,144,481)	(216,411,065)

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

36.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS.

36.1	Direct guarantees.

Creditor Of Guarantee	Debtor		Type of Guarantee	Assets Committed			Outstanding balance as of			Guarantees Released
	Company	Relationship		Type	Currency	Carrying amount	Currency	12-31-2015	12-31-2014	2015	Assets	2016	Assets	2017	Assets
Deutsche Bank / Santander Benelux	Enersis S.A.	Creditor	Deposit account	Deposit account	ThCh$	11,930,477	ThCh$	40,354,434	50,509,024	—	—	—	—	—	—

For the years ended December 31, 2015 and 2014, the Combined Group had future energy purchase commitments amounting to ThCh$10,546,696,825, and ThCh$9,649,760,108, respectively.

36.2 Indirect guarantees

As of December 31, 2015 and 2014, there are no indirect guarantees. As discussed in Note 2.1 Basis of presentation, financial debt of Enersis stand-alone have been 100% allocated to Enersis Americas. Notwithstanding, as a result of Enersis S.A.’s spin-off (for more details refer to Note 39. Subsequent Events) became effective on March 1, 2016, Enersis Chile became a jointly liable debtor of the local bonds that were allocated to Enersis Américas, which outstanding principal as of December 31, 2015 was U.F. 0.99 million.

36.3 Lawsuits and Arbitration Proceedings.

As of the date of these combined financial statements, the most relevant contingent liabilities, for which no provision have been recognized, involving Enersis Chile and its combined entities are as follows:

1. In 2005, three lawsuits were filed against Endesa Chile, the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. On December 25, 2014, the Court of Law issued an unfavorable ruling against Endesa Chile that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Endesa Chile filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending.

2. On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to nullify DGA Resolution No. 732, which authorized the relocation of water rights collection for the Neltume power plant, from the Pirihueico Lake drainage 900 meters downstream along the Fuy River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution No. 732, which approved the transfer of the collection. The plaintiffs also seek to have the recording of the deed struck from the Water Rights Register, if entered, and to require the Chilean Treasury, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA Resolution. The plaintiffs seek to reserve their right to indicate the type and amount of damages in a subsequent legal proceeding. The claim is for an undetermined amount because the plaintiffs have requested that damages be determined in another suit, once the DGA Resolution is nullified. The discussion period has ended and the evidence action has been determined, which after notification was subject to a motion of reversal filed by the plaintiff, and to a nullity incidental plea filed by Endesa Chile, which were both rejected. The proceeding was suspended by mutual agreement until March 9, 2013, after which it was immediately restarted. On August 20, 2013 the pending conciliation hearing took place without success. After the end of the ordinary, extraordinary and special periods of evidence on January 22, 2015, the parties were summoned to acknowledge the ruling, and on April 23, 2015, the Court issued a ruling accepting the complaint, declaring DGA Resolution No. 732 null as public legislation. Endesa Chile, in turn, filed a writ of appeal and reversal in the form before the Santiago Court of Appeals, which are still pending of resolution.

3. In August 2013, the Chilean Superintendency of the Environment (SMA) filed charges against Endesa Chile alleging several violations of Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and explanatory resolutions that environmentally certified the Bocamina Thermal Power Plant Extension Project. These alleged violations are related to the cooling system discharge channel, an inoperative Bocamina I desulphurizer, non-compliance with information delivery obligations, surpassing CO limits, failures in the acoustic perimeter fence of Bocamina I, excessive noise levels and having no technological barriers that prevent the massive entry of biomass in the intake of the central power plant. Endesa Chile submitted a compliance program that was not approved. On November 27, 2013, SMA added two additional violations to its charges. Endesa Chile presented its defense in December 2013, partially recognizing some of these violations (which could reduce the fine by 25% in case of recognition) and contesting the remainder. On August 11, 2014, the SMA passed Resolution No. 421 that fined Endesa Chile 8,640.4 UTA for environmental non-compliances that are the subject matter of the sanction proceeding. Endesa Chile filed an illegality claim against the SMA before the Third Environmental Court of Valdivia, which on March 27, 2015 issued a ruling that partially annulled the sanctions imposed by the SMA, instructing it to consider aggravating circumstances evidenced in connection with the calculation of the fine imposed. The company filed a writ of reversal in substance before the Chilean Supreme Court, which was rejected, the sanction imposed was confirmed. As of December 31, 2015, the fine has been paid.

4. On May 12, 2014, Compañía Eléctrica Tarapacá S.A., (Celta) formally filed an arbitration claim against Compañía Minera Doña Inés de Collahuasi, requesting that the Arbitration Court of Law declare that through the contracts entered into in 1995 and 2001, the parties have established a long-term contractual relation, characterized by the economic balance that there must be in their reciprocal services supplied and that, due to the above, greater costs corresponding to the investment that must be made to comply with the emission standard contained in DS (Supreme Decree) (MMA) No. 13, 2011 must be shared by the parties. Based on this, the defendant should start paying up to the maturity of the contract, a fixed monthly charge that through March 31, 2020 would amount to US$72,275,000 (approximately ThCh$51,326,814) in the aggregate for the proportional part of the investments that the defendant must pay due to the Supreme Decree mentioned above.

The claim was notified on July 3, 2014. On August 8, 2014 Collahuasi contested Celta’s claim and filed a counterclaim against Celta requesting that the Court declare that Celta has violated the prohibition to call on as precedent what was agreed to in the modifications of the 2009 supply contracts, reserving the right to discuss and prove the amount of damages. On August 26, 2014, Celta filed its response to the main claim and contested the counterclaim. On December 11, 2014, Collahuasi filed its rejoinder to the main claim and its response to the counterclaim. On October 1, 2014, Celta filed its response to the counterclaim. Additionally, the Arbitration Judge formulated a questionnaire with questions separately to each one of the parties and also with common questions for both.

Once the parties responded to the questions, the arbitrator gave the parties a deadline of January 16, 2015, to contest or observe the answers provided and the documents attached specifying the contrary. The arbitrator gave the parties a basis for an agreement for their review.

The management of Enersis Chile considers that the provisions recorded in the combined financial statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

36.4 Financial restrictions.

As of December 31, 2015, Enersis Chile, on a stand-alone basis, had no debt obligations and was therefore not affected by any covenants or events of default. However, a number of the Combined Group’s combined entities’ loan agreements, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1.	Cross Default

Some of the financial debt contracts of Endesa Chile contain cross default clauses. The credit line agreements governed by Chilean law, which Endesa Chile signed in February 2013, stipulate that cross default arises only in the event of non-compliance by the borrower itself, with no reference made to its subsidiaries. In order to accelerate payment of the debt in these credit lines due to cross default originating from other debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. Since being signed, these credit lines have not been disbursed. They mature in February 2016. Endesa Chile’s international credit line governed by New York State law, which was signed in July 2014 and expires in July 2019, also makes no reference to its subsidiaries, so cross default arises only in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under this facility due to cross default on another debt, the amount in default should exceed US$50 million or its equivalent in other currencies. It must also meet other conditions, including the expiration of any grace periods, and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. This line of credit has not currently been utilized.

Regarding the bond issues of Endesa Chile registered with the United States Securities and Exchange Commission (the SEC), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the same company or of any of their subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee bonds. The Endesa Yankee bonds mature in 2024, 2027, 2037 and 2097. For the specific Yankee Bond that was issued in April 2014 and matures in 2024, the threshold for triggering cross default increased to US$50 million or its equivalent in other currencies.

The Endesa Chile bonds issued in Chile state that cross default can be triggered only by the default of the issuer when the amount in default exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series.

2.	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that a company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the financial covenants of the Combined Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The Endesa Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures based on Endesa Chile’s financial statement figures:

Series H

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Endesa Chile and Non-controlling interests. As of December 31, 2015, the ratio was 0.36.

•	Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Endesa Chile. As of December 31, 2015, the equity of Endesa Chile was Ch$1,474,490 million.

•	Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus Financial income and dividends received from associated companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the period ended December 31, 2015, this ratio was 8.21.

•	Net Asset Position with Related Companies: A Net asset position must be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis Chile has no participation, and long-term transactions of associates of Endesa Chile in which Enersis Chile has no participation; and ii) the sum of Accounts payable to related entities, current; Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term; short-term transactions of associates of Endesa Chile in which Enersis Chile has no participation; and long-term transactions of associates of Endesa Chile in which Enersis Chile has no participation. As of December 31, 2015, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$341.85 million, indicating that Enersis Chile is a net creditor of Endesa Chile rather than a net debtor.

Series M

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Enersis and Non-controlling interests. As of As of December 31, 2015, the debt ratio was 0.36.

•	Consolidated Equity: Same as for Series H.

•	Financial Expense Coverage Ratio: Same as for Series H.

The rest of Endesa Chile’s debt and the undisbursed credit lines include other covenants such as leverage and debt coverage ratios (debt/EBITDA ratio), while the Yankee bonds are not subject to financial covenants.

The most restrictive financial covenant for Endesa Chile as of December 31, 2015, was the Debt Ratio requirement for the credit line under Chilean law. This credit line was closed in January 18, 2016.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2015 and 2014, none of combined entities were in default under their financial obligations summarized here or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

There are no risks of cross default or other non-compliance for Enersis Chile.

36.5 Other Information

Centrales Hidroeléctricas de Aysén, S.A.

In May, 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (RCA) of Hidroaysén project in which our combined entity, Endesa Chile, participates by accepting some of the claims filed against this project. It is of public knowledge that this decision was reported before the environmental courts of Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”) had been partially denied in 2008.

Endesa Chile has expressed its intention to thrive at Hidroaysén the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recovery of the investment made so far at Hidroaysén, since it depends both from judicial decisions and from definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of Endesa Chile’s immediate projects. Consequently, at closing of Fiscal Year 2014, Endesa Chile recorded a provision for impairment of its participation in Hidroaysén S.A. amounting to Ch$ 69,066 million (approximately US$ 121 million). See note 14.1.a).

The financial and accounting effects for Enersis Chile of the impairment provision at Endesa Chile for its participation in Hidroaysén resulted into a charge against net results attributable to the shareholders of Enersis Chile by Ch$ 41,426 million (approximately US$ 73 million).

37.	SANCTIONS.

The following companies belonging to the Combined Group have received sanctions from the administrative authorities:

1. Endesa Chile

•	In January 2013, Endesa Chile was notified of Superintendency of Electricity and Fuels (SEF) Exempt Resolution 2496 fining the company 10 UTA (approximately ThCh$4,952) for violating Article 123 of Decree Law (DFL) 4/20,018 of 2006 due to its failure to report to the SEF the commissioning of its electricity facilities by the deadline provided for in that law. To clear the charges, Endesa Chile paid the fine in full.

Closed and paid.

•	In the first quarter of 2013, Endesa Chile was notified of three resolutions issued by the Health SEREMI (Regional Ministerial Office) of the Maule Region, Resolutions 1057, 085, and 970, which ruled on health summary proceedings RIT Nos. 355/2011, 354/2011, and 356/2011, respectively, imposing a 20 UTM fine for each of the proceedings. The fines were imposed for the following violations: Resolution 1057 penalizes a health violation of Decree 594 of 1999, Regulations on Basic Health and Environmental Conditions in the Workplace, specifically, at the Cipreses Plant facilities; this fine has been paid in full. Resolution 085 penalizes Endesa Chile for a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 20.8-kW-capacity Siemens-Schukertwerke A6 power generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Resolution 970 penalizes Endesa Chile for a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 34 kW Conex generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Total: 60 UTA (approximately ThCh$2,626).

•	Endesa Chile received notification in December 2013 of ORD No. 603 issued by the Superintendency of the Environment (SMA) initiating sanction proceedings and filing charges against Endesa Chile as Holder of the Expansion Project for Unit Two of the Bocamina Plant for a number of violations against environmental regulations and the RCA environmental regulation instrument. The sanction proceedings are the result of inspections conducted by SMA personnel on February 13 and 14 and on March 19, 26, and 27, 2013, at the Bocamina thermoelectric facilities. The inspections found a number of violations of Exempt Resolution 206 of August 2, 2007 (RCA 206/2007), which was clarified by Exempt Resolutions 229 of August 21, 2007 (RCA 229/2007) and 285 of October 8, 2007 (RCA 285/2007) giving environmental approval to this expansion project. The infractions consist primarily of (i) not having a discharge channel for the cooling system that extends 30 meters into the ocean from the edge of the beach; (ii) not having the Bocamina I desulfurization unit in operation; (iii) not submitting the information requested by the SMA’s official on past records of on-line emissions reports (CEM reports) from the startup of operations until the present time; (iv) exceeding the CO limit for Bocamina I set in the RCA for Bocamina II in January 2013; (v) defects and gaps between panels in the Bocamina I perimeter acoustic enclosure; (vi) noise emissions that exceed regulatory limits; and (vii) not having technological barriers that prevent biomass from pouring into the plant’s intake.

Endesa Chile submitted a compliance schedule within the time frame allotted, that was rejected. On November 27, 2013, the SMA reformulated the charges filed, adding two new charges (failure to comply with RCA 206/2007, which is considered a grave violation, and failure to comply with the information requirement issued in Ord UIPS 603, which is also considered a grave violation).

On August 11, 2014, the SMA issued Resolution No. 421 which penalized Endesa Chile for these environmental breaches and imposed a fine of 8,640.4 UTA (approximately ThCh$4,537,247). Endesa Chile filed a counter-claim of illegality before the Third Environmental Court of Valdivia, which on March 27, 2015, resolved to partially annul the fines imposed by the SMA and order it to consider the aggravated circumstances in relation to the calculation of the fine. The parties, against such resolution, filed an appeal with Supreme Court, which finally rejected Endesa Chile’s appeal, and confirmed the fine imposed by the SMA. Closed and paid.

•	The Labor Directorate (Inspección del Trabajo) of the Bío Region fined Endesa Chile ThCh$2,523 for failure to fulfill its duties as the operating company after confirming, on June 12, 2014, an accident suffered by a worker employed by the contractor Metalcav at the Bocamina II worksite. Payment of the fine is in process at this time.

Closed and paid.

•	On May 20, 2014, the Valparaíso Court of Appeals confirmed the fine of ThCh$2,646 imposed by the Quintero Local Police Court (Juzgado de Policía Local) upholding CONAF’s claim that Endesa Chile cut trees without first having a forestry management plan approved by CONAF. The trees were cut in the Valle Alegre area in lot 22, site 3 in the municipality of Quintero in order to clear trees from the high voltage wires. The fine was paid through the appropriate court.

Closed and paid.

•	On June 23, 2014, the SISS (Sanitary Services Superintendency) fined Endesa Chile 13 UTA (approximately ThCh$6,599) for discharging liquid waste from the San Isidro II thermal plant during the cooling process in excess of the amount permitted under D.S. 90 on sulfate concentration.

Closed and paid.

•	In July 2014 the Coronel Labor Directorate fined Endesa Chile for labor legislation violations relating to staff serving at the Bocamina plant. The infringements are: i) exceeding the maximum of two hours overtime per day; ii) not allowing staff to rest on Sundays; iii) incorrectly recording attendance; iv) exceeding the maximum 10-hour working day. The fine imposed for these offenses totaled Ch$10,122,720, which the company has paid in full.

Closed and paid.

•	The Labor Directorate, through resolution No.1209/15/16, fined Endesa Chile Ch$2,594,400 for failure to fulfill labor resolutions authorizing an exceptional distribution of the working day. Closed and paid.

•	On September 25, 2015, the Health SEREMI of the Bio Bío Region, through Resolution No. 158s3890 fined Endesa Chile 500 UTM (approximately ThCh$22,122) for failure to supervise the personal delivery of safety materials for asbestos management to each worker and instead doing it through group discussion. The claim it is not supported by any legal regulation. As such Endesa Chile filed an administrative proceeding, which is currently pending.

2. Empresa Eléctrica Pehuenche S.A.

•	On October 2, 2013, the Superintendency of Securities and Insurance (SVS) fined Empresa Eléctrica Pehuenche S.A. and its Chief Executive Officer for alleged violations of Article 54 of Law 18,046 “over the right of all shareholders to examine the annual report, balance sheet, inventory, minutes, ledgers, and external auditors’ reports during the 15 days prior to a company’s ordinary shareholders’ meeting.” It resolved the following:

“To impose on Empresa Eléctrica Pehuenche S.A. and its Chief Executive Officer, Lucio Castro Márquez, a fine of 150 UF each for violation of Article 54 of Law 18,046 and Article 61 of the Regulations on Corporations in effect at the time the events penalized occurred.”

The fine was applied as a result of a claim made by Tricahue Inversiones S.A. against Pehuenche based on the fact that, on April 24, 2012, the Tricahue Chief Executive Officer went to Pehuenche’s offices to examine the minute books of the company’s Board of Directors and stated that he was first required to sign a statement of confidentiality and indemnity in Pehuenche’s favor, which he considered illegal and arbitrary.

On August 24, 2012, Tricahue withdrew its complaint filed against Empresa Eléctrica Pehuenche S.A.

The company and its Chief Executive Officer, respectively, exercised the action provided for under Article 30 of Decree Law 3,538, within the conditions and time frame required, to file a claim against the SVS resolution with the ordinary courts of law to have the resolution revoked.

Finally, on May 20, 2014, the Court recognized the claim filed and revoked the sanction applied as groundless.

Closed.

3. Chilectra

•	During the fiscal year 2013, Chilectra S.A. was sanctioned by the SEF with 7 fines amounting to ThCh$227,507.

•	During the fiscal year 2014, Chilectra S.A. was sanctioned by the SEF with 8 fines amounting to ThCh$459,453.

•	During the fiscal year 2015, Chilectra S.A. was sanctioned by the SEF with 5 fines amounting to (i) ThCh$778,320; (ii) ThCh$1,327; (iii) ThCh$1,769,720; (iv) ThCh$797,007; and (v) ThCh$1,600,893. All sanctions have been appeal to the authorities and the courts of justice.

4. Transquillota

The company has not been sanctioned for any of the three-year period 2013 – 2015.

The Combined Group has not received any other fines from the SVS or from any other administrative authorities.

38.	ENVIRONMENT.

Environmental expenses for the years ended December 31, 2015, 2014 and 2013, are as follows:

Company Incurring the Cost	Project	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Endesa Chile and subsidiaries	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations.	2,679,888	2,066,568	1,996,818
Chilectra	Santa Elena Substation noise modeling, environmental consulting on the new Lo Aguirre-Cerro Navia line project, Santa Elena Substation noise mitigation project, ISO 14001 environmental compliance at substations, SpaceCab and preliminary assembly. Hazardous waste management, pruning of trees and vegetation near high voltage, garden maintenance and weed removal at substations.	1,132,420	793,447	1,537,004

Total		3,812,308	2,860,014	3,533,822

39.	SUMMARIZED FINANCIAL INFORMATION OF COMBINED ENTITIES

As of December 31, 2015 and 2014, summarized financial information of our principal combined entities is as follows:

	December 31, 2015
	Type of financial statements	Current Assets ThCh$	Non- Current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non- Current Liabilities ThCh$	Equity ThCh$	Total Equity and Liabilities ThCh$	Revenues ThCh$	Raw Materials and Consumable Used ThCh$	Contribution Margin ThCh$	Gross Operating Income ThCh$	Operating Income ThCh$	Financial Results ThCh$	Income before Taxes ThCh$	Income Taxes ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Total Comprehensive Income ThCh$
Chilectra Chile S.A.	Combined	282,843,284	766,740,394	1,049,583,678	362,300,844	54,831,045	632,451,789	1,049,583,678	1,257,732,165	(983,732,902)	273,999,263	185,114,893	149,293,694	12,294,530	176,253,823	(36,956,051)	139,297,772	(2,241,285)	137,056,487
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Combined	54,816,036	11,561,339	66,377,375	5,586,878	1,305,133	59,485,364	66,377,375	8,660,778	—	8,660,778	(397,888)	(511,775)	2,260,216	6,041,979	(765,180)	5,276,799	(76,578)	5,200,221
Empresa Eléctrica Pehuenche S.A.	Separate	63,745,589	201,366,300	265,111,889	64,820,897	51,972,920	148,318,072	265,111,889	193,189,705	(28,569,912)	164,619,793	159,244,283	150,615,199	2,049,116	152,664,315	(34,647,895)	118,016,421	33,526	84,154,773
Compañĺa Eléctrica Tarapacá S.A.	Separate	82,875,363	509,275,829	592,151,192	115,138,485	44,379,433	432,633,274	592,151,192	230,852,534	(139,555,849)	91,296,685	73,665,446	64,306,244	24,323,943	88,341,669	(18,079,279)	70,262,390	(624)	49,416,976
Endesa Chile S.A.	Combined	522,858,936	2,866,208,893	3,389,067,829	676,091,341	1,207,004,759	1,505,971,729	3,389,067,829	1,543,824,325	(880,891,223)	662,933,102	516,874,733	401,832,826	(114,252,183)	300,501,089	(76,655,819)	223,845,270	(88,863,913)	134,981,357
Grupo Inversiones GasAtacama Holding Ltda.	Combined	245,456,212	207,236,190	452,692,402	24,048,629	49,959,438	378,684,335	452,692,402	183,015,183	(110,330,364)	72,684,819	57,943,644	46,360,426	10,304,578	56,660,371	(10,444,811)	46,215,560	(3,059,806)	34,177,657

	December 31, 2014
	Type of financial statements	Current Assets ThCh$	Non- Current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non- Current Liabilities ThCh$	Equity ThCh$	Total Equity and Liabilities ThCh$	Revenues ThCh$	Raw Materials and Consumable Used ThCh$	Contribution Margin ThCh$	Gross Operating Income ThCh$	Operating Income ThCh$	Financial Results ThCh$	Income before Taxes ThCh$	Income Taxes ThCh$	Profit (Loss) ThCh$	Other Comprehensive Income ThCh$	Total Comprehensive Income ThCh$
Chilectra Chile S.A.	Combined	283,754,811	698,940,269	982,695,080	261,250,997	51,025,398	670,418,685	982,695,080	1,127,892,544	(855,757,752)	272,134,792	182,260,785	154,106,769	8,282,495	161,984,048	(37,256,549)	124,727,499	(4,520,678)	120,206,821
Inmobiliaria Manso de Velasco Ltda.	Combined	47,631,734	12,103,210	59,734,944	3,605,662	526,608	55,602,674	59,734,944	12,596,339	(2,146,800)	10,449,539	5,567,964	5,359,685	587,792	27,044,615	(1,232,550)	25,810,957	(39,600)	25,771,357
ICT Servicios Informáticos Ltda.	Separate	2,214,084	555,542	2,769,626	3,005,476	1,069,158	(1,305,008)	2,769,626	4,978,226	—	4,978,226	(1,498,309)	(1,541,569)	68,519	(1,473,050)	229,202	(1,243,848)	(162,551)	(1,406,399)
Empresa Eléctrica Pehuenche S.A.	Separate	75,414,557	209,069,274	284,483,831	59,142,217	53,952,811	171,388,803	284,483,831	227,886,302	(34,362,209)	193,524,093	188,824,599	180,521,784	955,150	181,476,935	(51,863,681)	129,613,253	(51,043)	129,562,210
Compañĺa Eléctrica Tarapacá S.A.	Separate	77,067,775	450,573,978	527,641,753	110,849,007	30,918,614	385,874,132	527,641,753	318,959,142	(196,105,061)	122,854,082	107,687,954	91,702,959	18,891,133	110,594,093	(27,733,975)	82,860,117	(604)	82,859,513
Soc. Concesionaria Túnel El Melón S.A.	Separate	19,183,735	7,107,942	26,291,677	3,709,123	1,789,703	20,792,851	26,291,677	10,484,435	(3,751)	10,480,684	9,152,206	6,547,832	82,925	6,630,757	(298,947)	6,331,810	(12,156)	6,319,654
Endesa Chile S.A.	Combined	512,188,512	2,722,809,245	3,234,997,757	667,580,516	1,060,586,957	1,506,830,284	3,234,997,757	1,230,985,755	(750,216,671)	480,769,084	366,039,750	252,273,385	(77,345,373)	163,166,269	(94,057,652)	69,169,345	(74,064,716)	(4,895,371)
Grupo Inversiones GasAtacama Holding Ltda.	Combined	197,276,197	216,893,717	414,169,914	29,892,670	48,748,663	335,528,581	414,169,914	179,474,707	(99,313,387)	80,161,320	59,020,205	46,178,851	(4,406,559)	41,772,291	(21,542,230)	20,230,062	51,288,697	71,518,759

40.	SUBSEQUENT EVENTS

ENERSIS CHILE

At the Board of Directors Meeting held on April 14, 2016 has agreed the following:

1. To announce that, on April 13, 2016, the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, “SVS”) proceeded to record Enersis Chile and its shares in the Securities Registry, according to a certificate issued by this entity, and that it has made the respective listings in the Santiago Stock Exchange, the Valparaíso Stock Exchange, the Chile Electronic Stock Exchange and the New York Stock Exchange of United States of America, all in accordance with the decision made at the Extraordinary Shareholders’ Meeting of Enersis Américas S.A. (formerly Enersis S.A.) held on December 18, 2015. Therefore, the shares of the divided equity of Enersis Chile should be distributed free of any payment to the shareholders of Enersis Américas S.A. entitled to receive them.

2. The Board of Directors of Enersis Chile agreed to carry out the distribution and delivery of a total of 49,092,772,762 shares issued by Enersis Chile, all nominative, of a unique and single series and without nominal value, on April 21, 2016, to the shareholders of Enersis Américas that were listed in its shareholders’ registry at the midnight of the day before April 21, 2016.

3. This distribution to the shareholders of Enersis Américas S.A. will be carried out by delivering one (1) share of Enersis Chile for each share of Enersis Américas S.A. that will be registered under its name in the registry at the midnight of the day before April 21, 2016. From April 21, 2016 onwards, the shares issued by Enersis Chile may be officially quoted in the stock markets aforementioned.

4. Representative titles of the shares in Enersis Chile will be available for shareholders of Enersis Américas S.A. to be withdrawn on April 21, 2016 at DCV Registros S.A. offices, located in Huérfanos 770, 22nd floor, Santiago, Monday to Thursday from 9:00 am to 5:00 pm, and Friday from 9:00 am to 4:00 pm.

At the OSM held on April 28, 2016, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 29, 2016, the directors agreed to appoint Mr. Pablo Cabrera G., Mr. Fernán Gazmuri P. and Mr. Gerardo Jofré M. as members of the Directors’ Committee. Additionally, Mr. Gazmuri was appointed as Financial Expert of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•	Mr. Herman Chadwick P. (Chairman)
•	Mr. Giulio Fazio (Vice Chairman)
•	Mr. Salvatore Bernabei
•	Mr. Pablo Cabrera G.
•	Mr. Fernán Gazmuri P.
•	Mr. Gerardo Jofré M.
•	Mr. Vicenzo Ranieri

ENDESA

-	On January 8, 2016, Endesa Chile informed as a Significant Event that it resolved the illegal occupation perpetrated by three people on the first high-tension pylon which supports the 154 kV and 220 kV circuits owned by Transelec S.A. and serve the Company’s Bocamina power plant. Consequently, the Bocamina power plant resumed its operations. The financial effects due to the illegal occupation that Endesa Chile assumed during the interruption of the transmission of electrical energy were U.S.$3.8 million decrease in the contribution margin between November 23, 2015 and January 7, 2016.

At the electrical system level, this situation increased the global costs of supplying demand, increasing spot prices and the anticipated use of hydroelectric reserves, which in the coming months will not be available.

-	On January 29, 2016, Endesa Chile informed as a Significant Event that on January 28, 2016, pursuant to the agreements approved at the Extraordinary Shareholders’ Meeting (“ESM”) of Endesa Chile held on December 18, 2015, the Board of Directors of Endesa Chile was informed that the condition precedent for the spin-off of Enersis to be effective was met and, consequently, the public deed entitled “Public Deed of Compliance of the Condition of the Spin-Off of Empresa Nacional de Electricidad S.A.” was issued, which established that the condition precedent has been met on January 29, 2016.

Accordingly, and pursuant to what was approved at the ESM, the spin-off of Endesa Chile became effective on Tuesday, March 1, 2016, a date as of which the new company Endesa Américas S.A. began to exist and the reduction of capital and other statutory reforms of Endesa Chile.

Additionally, as a result of formalization of Endesa Chile’s spin-off, on that date the obligation was triggered for Endesa Chile to pay taxes in Peru for a total amount of $558 million of soles (ThCh$112,187,442 approximately). This tax that will be paid during March 2016, is applicable under the Peruvian Income Tax Law to the transfer of the ownership interests that Endesa Chile held in that country that were transfered to Endesa Américas S.A. The tax is calculated as the difference between the disposal value and the acquisition cost of the ownership interests previously mentioned.

Also, as agreed by the aforementioned ESM, the Board of Directors of Endesa Américas requested the registration of Endesa Américas and its respective shares in the Securities Registry of the Superintendence of Securities and Insurance and the Stock Exchanges where the shares of Endesa Chile are currently traded. The physical distribution and delivery of shares issued by Endesa Américas S.A. shall be carried out on the date established by Endesa Américas S.A.’s Board of Directors, once the registration thereof is completed and its shares registered in the Securities Registry of the Superintendence of Securities and Insurance and Chilean Stock Markets and when legal and regulatory requirements are met. The amount of issued capital allocated to Endesa Américas was ThCh$778,936,764.

CHILECTRA

-	On January 29, 2016, the public deed entitled “Public Deed of Compliance of the Condition of the Spin-Off of Chilectra” was issued, pursuant to which the complete fulfillment was declared of the condition precedent for the spin-off of Chilectra S.A. as agreed to at the Extraordinary Shareholders’ Meeting (“ESM”) of Chilectra S.A. held on December 18, 2015, which required to the minutes of each the shareholders’ meetings where it was approved that the spin-offs of Empresa Nacional de Electricidad S.A and Enersis S.A. were duly registered as public deeds, and their corresponding extracts were, duly and timely, registered and published in accordance with the law.

In accordance with the ESM, the spin-off of Chilectra, and as a result of the incorporation of a new entity named Chilectra Américas S.A. (“Chilectra Américas”), will be effective for all legal, operational, accounting and tax purposes beginning on March 1, 2016. Consequently, from that date on, the allocated assets and liabilities pursuant to the spin-off, were transferred to Chilectra Américas without any necessary declaration or additional formality, notwithstanding the necessary or convenient activities needed to register before the corresponding legal bodies about the allocation of all assets that are being transferred and the final novation of the liabilities transferred pursuant to the Company’s spin-off.

Additionally, as a result of formalization of Chilectra’s spin-off, on that date the obligation was triggered for Chilectra to pay taxes in Peru for a total amount of $81.6 million of soles (ThCh$16,235,406 approximately). This tax that will be paid during March 2016 is applicable under the Peruvian Income Tax Law to the transfer of the ownership interests that Chilectra held in that country that were transfered to Chilectra Américas S.A. The tax is calculated as the difference between the disposal value and the acquisition cost of the ownership interests previously mentioned.

Also, as agreed by the aforementioned ESM, the Board of Directors of Chilectra Américas requested the registration of Chilectra Américas and its respective shares in the Securities Registry of the Superintendency of Securities and Insurance and the Stock Exchanges. The physical distribution and delivery of shares issued by Chilectra Américas S.A. shall be carried out on the date established by Chilectra Américas S.A.’s Board of Directors, once the registration thereof is completed and its shares registered in the Securities Registry of the Superintendency of Securities and Insurance and Chilean Stock Markets and when legal and regulatory requirements are met.

There have been no other significant events between January 1, 2016 and the date of these combined financial statements were approved for issuance by the directors of Enersis Americas.

APPENDIX 1 ENERSIS CHILE COMBINED GROUP COMBINED ENTITIES:

This appendix is part of Note 2.4, “Combined Entities”.

It presents the Combined Group’s percentage of control in each company.

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Currency	Percentage of control at 12/31/2015			Percentage of control at 12/31/2014				Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total	Type of Relationship
96.773.290-7	Aguas Santiago Poniente S.A. (3)	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	00.00%	Subsidiary	Chile	Sanitation services
76.003.204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
99.573.910-0	Chilectra Inversud S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
96.800.570-7	Chilectra S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Ownership interest in companies of any nature
96.770.940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	3.78%	96.21%	99.99%	3.78%	96.21%	99.99%	Subsidiary	Chile	Complete electric energy cycle
96.764.840-K	Constructora y Proyectos Los Maitenes S.A. (3)	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Construction and facilities
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	0.00%	92.65%	92.65%	0.00%	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91.081.000-6	Empresa Nacional de Electricidad S.A	Chilean peso	59.98%	0.00%	59.98%	59.98%	0.00%	59.98%	Subsidiary	Chile	Complete electric energy cycle
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1) (5)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation
96.830.980-3	GasAtacama S.A.(5)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Explotation, generation, transmission and distribution of electric energy and natural gas
78.932.860-9	GasAtacama Chile S.A.(5)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Company management
77.032.280-4	Gasoducto TalTal S.A.(5)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation, sale and distribution
78.952.420-3	Gasoducto Atacama Argentina S.A.(5)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas explotation and transportation
76.676.750-8	GNL Norte S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel production, transportation and distribution
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda. (2)	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information Technology services
79.913.810-7	Inmobiliaria Manso de Velasco Ltda. (2)	Chilean peso	99.99%	0.00%	99.99%	99.99%	0.00%	99.99%	Subsidiary	Chile	Construction and works
96.800.460-3	Luz Andes Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
96.905.700-K	Progas S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Purchase, production, transportation and commercial distribution of natural gas
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	0.00%	57.50%	57.50%	0.00%	57.50%	57.50%	Subsidiary	Chile	Financial investments
96.671.360-7	Sociedad Concesionaria Túnel El Melón S.A.(4)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Execution, construction and operation of the El Melón tunnel

(1)	On April 22, 2014, Endesa Chile acquired the remaining 50% equity interest in Inversiones GasAtacama Holding Limitada, (See Note 6).
(2)	On December 31, 2014, Inmobiliaria Manso de Velasco was merged with ICT, the latter being the legal successor company under the name of Servicios Informáticos e Inmobiliarios Ltda.
(3)	On December 30, 2014, the companies Aguas Santiago Poniente S.A. and Constructora y Proyectos los Maitenes S.A. were sold.
(4)	On January 9, 2015, Sociedad Concesionaria Túnel El Melón was sold. (See Note 2.4.1.)
(5)	On January 1, 2015, there was a change in functional currency for these entities from the US dollar to the Chilean peso.

APPENDIX 2 CHANGES IN THE SCOPE OF COMBINATION:

This appendix is part of Note 2.4.1 “Changes in the scope of combination”.

Incorporation into the scope of combination:

Company	Ownership Interest				Ownership Interest
	December 31, 2015				December 31, 2014
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method
Inversiones GasAtacama Holding Ltda.	—	—	—	—	—	100.00%	100.00%	Full integration
Atacama Finance Co. (1)	—	—	—	—	—	—	—	Full integration
Energex Co. (1)	—	—	—	—	—	—	—	Full integration
GasAtacama S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
GasAtacama Chile S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
Gasoducto TalTal S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
Gasoducto Atacama Argentina S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
GNL Norte S.A.	—	—	—	—	—	100.00%	100.00%	Full integration
Progas S.A.	—	—	—	—	—	100.00%	100.00%	Full integration

(1)	On 17 December 2014 the companies Atacama Finance Co and Energex Co were dissolved.

Companies eliminated from the scope of combination:

	Ownership Interest				Ownership Interest
	December 31, 2015				December 31, 2014
Company	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method
Aguas Santiago Poniente S.A.	—	—	—	—	—	78.88%	78.88%	Full integration
Constructora y Proyectos Los Maitenes S.A.	—	—	—	—	—	55.00%	55.00%	Full integration
Sociedad Concesionaria Túnel El Melón S.A.	—	100.00%	100.00%	Full integration	—	—	—	—

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES:

This appendix is part of Note 3.i, “Investments accounted for using the equity method”.

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Currency	Ownership Interest at 12/31/2015			Ownership Interest at 12/31/2014			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
96.806.130-5	Electrogas S.A.	U.S. dollar	0.00%	42.50%	42.50%	0.00%	42.50%	42.50%	Associate	Chile	Portfolio company
76.418.940-K	GNL Chile S.A.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76.788.080-4	GNL Quintero S.A.	U.S. dollar	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	Associate	Chile	Development, design and supply of liquid natural gas regasifying terminal
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.041.891-9	Aysén Transmisión S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.091.595-5	Aysén Energía S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 20, “Other financial liabilities.” The following tables present the contractual undiscounted cash flows by type of financial debt:

a)	Bank borrowings

1.	Summary of bank borrowings by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Non-current						Current			Non-current
			Maturity		Total Current at 12/31/2015	Maturity					Total Non- current at 12/31/2015	Maturity		Total Current at 12/31/2014	Maturity					Total Non-current at 12/31/2014
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years		One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.98%	—	—	—	—	—	—	—	—	—	20,269	1,020,576	1,040,845	—	—	—	—	—	—
Chile	Ch$	6.00%	4	—	4	—	—	—	—	—	—	714	—	714	—	—	—	—	—	—

			4	—	4	—	—	—	—	—	—	20,983	1,020,576	1,041,559	—	—	—	—	—	—

2.	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	12-31-2015									12-31-2014
							Current			Non-current						Current			Non-current
							Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
96.800.570-7	Chilectra S.A.	Chile	Credit lines	Ch$	6.00%	6.00%	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	B.N.P. Paribas	US$	6.32%	5.98%	—	—	—	—	—	—	—	—	—	20,269	1,020,576	1,040,845	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander	Ch$	6.00%	6.00%	—	—	—	—	—	—	—	—	—	714	—	714	—	—	—	—	—	—
94.271.000-3	Enersis S.A.	Chile	Banco Santander	Ch$	4.50%	4.50%	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

			Total				4	—	4	—	—	—	—	—	—	20,983	1,020,576	1,041,559	—	—	—	—	—	—

b)	Secured and unsecured liabilities

1.	Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Nominal Interest Rate	Current			Non-current						Current			Non-current
			Maturity		Total Current at 12/31/2015	Maturity					Total Non- current at 12/31/2015	Maturity		Total Current at 12/31/2014	Maturity					Total Non- current at 12/31/2014
			One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years		One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.93%	7,318,857	21,956,571	29,275,428	29,275,427	29,275,427	29,275,427	29,275,427	827,386,294	944,488,002	9,028,616	144,138,509	153,167,125	25,547,239	25,547,239	25,547,239	25,547,239	733,419,902	835,608,858
Chile	U.F.	5.57%	7,420,915	27,355,985	34,776,900	34,213,890	33,650,880	55,868,495	53,284,158	359,246,902	536,264,325	8,377,677	30,005,314	38,382,991	37,771,918	37,160,846	36,549,774	46,672,611	429,466,743	587,621,892

		Total	14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327	17,406,293	174,143,823	191,550,116	63,319,157	62,708,085	62,097,013	72,219,850	1,162,886,645	1,423,230,750

2.	Secured and unsecured liabilities by company

Taxpayer ID Number	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	December 31, 2015
								Current ThCh$			Non-Current ThCh$
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	5,558,650	16,675,951	22,234,601	22,234,601	22,234,601	45,015,227	42,993,900	295,985,366	428,463,695
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander -317Serie-H	Chile	U.F.	7.17%	6.20%	1,862,265	10,680,034	12,542,299	11,979,289	11,416,279	10,853,268	10,290,258	63,261,536	107,800,630
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon —144—A	U.S.A.	US$	8.83%	8.63%	—	—	—	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon —Primera EmisiónS-2	U.S.A.	US$	7.40%	7.33%	919,193	2,757,578	3,676,771	3,676,770	3,676,770	3,676,770	3,676,770	90,711,728	105,418,808
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon —Primera Emisión S-3	U.S.A.	US$	8.26%	8.13%	584,223	1,752,670	2,336,893	2,336,894	2,336,894	2,336,894	2,336,894	196,474,523	205,822,099
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon — Unica 24296	U.S.A.	US$	4.32%	4.25%	2,936,109	8,808,328	11,744,437	11,744,437	11,744,437	11,744,437	11,744,437	323,051,006	370,028,754
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon— Primera Emisión S-1	U.S.A.	US$	7.96%	7.88%	2,879,332	8,637,995	11,517,327	11,517,326	11,517,326	11,517,326	11,517,326	217,149,037	263,218,341

			Total					14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327

Taxpayer ID Number	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	December 31, 2014
								Current ThCh$			Non-Current ThCh$
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	6,203,670	18,611,010	24,814,680	24,814,680	24,814,680	24,814,680	35,548,589	355,689,165	465,681,794
91.081.000-6	Endesa Chile S.A.	Chile	Banco Santander -317Serie-H	Chile	U.F.	7.17%	6.20%	2,174,007	11,394,304	13,568,311	12,957,238	12,346,166	11,735,094	11,124,022	73,777,578	121,940,098
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon —144—A	U.S.A.	US$	8.83%	8.63%	2,641,806	124,978,079	127,619,885	—	—	—	—	—	—
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon —Primera EmisiónS-2	U.S.A.	US$	7.40%	7.33%	789,495	2,368,484	3,157,979	3,157,979	3,157,979	3,157,979	3,157,979	77,747,246	90,379,162
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon —Primera Emisión S-3	U.S.A.	US$	8.26%	8.13%	502,137	1,506,412	2,008,549	2,008,549	2,008,549	2,008,549	2,008,549	168,757,572	176,791,768
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon — Unica 24296	U.S.A.	US$	4.32%	4.25%	2,621,139	7,863,416	10,484,555	10,484,554	10,484,554	10,484,554	10,484,554	290,965,550	332,903,766
91.081.000-6	Endesa Chile S.A.	Chile	BNY Mellon— Primera Emisión S-1	U.S.A.	US$	7.96%	7.88%	2,474,039	7,422,118	9,896,157	9,896,157	9,896,157	9,896,157	9,896,157	195,949,534	235,534,162

			Total					17,406,293	174,143,823	191,550,116	63,319,157	62,708,085	62,097,013	72,219,850	1,162,886,645	1,423,230,750

c)	Financial lease obligations

1.	Financial lease obligations by company

Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2015
								Current ThCh$			Non-Current ThCh$
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa ChileS.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537

					Totals			732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537

Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	December 31, 2014
								Current ThCh$			Non-Current ThCh$
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	652,199	1,957,446	2,609,645	2,611,991	2,614,490	2,617,151	2,619,984	12,287,815	22,751,431

					Totals			652,199	1,957,446	2,609,645	2,611,991	2,614,490	2,617,151	2,619,984	12,287,815	22,751,431

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Enersis Chile’s financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT ASSETS
Cash and cash equivalents			14,217,662	91,039,422
	U.S. dollar	Chilean peso	8,686,478	80,722,128
	Argentine peso	U.S. dollar	—	4,206,734
	Chilean peso	U.S. dollar	—	6,110,560
	Argentine peso	Chilean peso	5,531,184	—
Current accounts receivable from related companies			—	14,039,935
	U.S. dollar	Chilean peso	—	14,039,935

Total current assets other than assets classified as held for sale and discontinued operations			14,217,662	105,079,357

TOTAL CURRENT ASSETS			14,217,662	105,079,357

NON- CURRENT ASSETS
Investments accounted for using the equity method			31,841,928	27,794,762
	U.S. dollar	Chilean peso	31,841,928	27,794,762

TOTAL NON-CURRENT ASSETS			31,841,928	27,794,762

TOTAL ASSETS			46,059,590	132,874,119

			12-31-2015									12-31-2014
			Current Liabilities			Non-current Liabilities						Current Liabilities			Non-current Liabilities
			90 days or less	91 days to 1 year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	90 days or less	91 days to 1 year	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
	Foreign Currency	Functional Currency	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES
Other current financial liabilities	U.S. dollar		8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539	9,701,084	147,116,531	156,817,615	28,159,230	28,161,729	28,164,390	28,167,223	745,707,717	858,360,289
	U.S. dollar	Chilean peso	8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539	9,701,084	147,116,531	156,817,615	28,159,230	28,161,729	28,164,390	28,167,223	745,707,717	858,360,289

TOTAL LIABILITIES			8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539	9,701,084	147,116,531	156,817,615	28,159,230	28,161,729	28,164,390	28,167,223	745,707,717	858,360,289

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Enersis Chile’s financial statements.

a)	Portfolio stratification

•	Trade and other receivables by aging:

	Balance at
	12-31-2015
Trade and Other Receivables	Current portfolio ThCh$	1-30 days ThCh$	31-60 days ThCh$	61-90 days ThCh$	91-120 days ThCh$	121-150 days ThCh$	151-180 days ThCh$	181-210 days ThCh$	211-250 days ThCh$	More than 251 days ThCh$	Total Current ThCh$	Total Non- Current ThCh$
Trade receivables, gross	401,114,021	35,394,440	14,405,933	2,544,979	2,252,342	2,872,208	2,167,993	1,442,766	1,033,292	47,275,524	510,503,498	2,892,026
Allowance for doubtful accounts	(200,898)	(240,905)	(228,765)	(136,387)	(117,416)	(157,109)	(100,853)	(712,740)	(87,660)	(25,731,934)	(27,714,667)	—
Other receivables, gross	121,738,459	—	—	—	—	—	—	—	—	—	121,738,459	11,500,197
Allowance for doubtful accounts	(8,162,823)	—	—	—	—	—	—	—	—	—	(8,162,823)	—

Total	514,488,759	35,153,535	14,177,168	2,408,592	2,134,926	2,715,099	2,067,140	730,026	945,632	21,543,590	596,364,467	14,392,223

	Balance at
	12-31-2014
Trade and Other Receivables	Current portfolio ThCh$	1-30 days ThCh$	31-60 days ThCh$	61-90 days ThCh$	91-120 days ThCh$	121-150 days ThCh$	151-180 days ThCh$	181-210 days ThCh$	211-250 days ThCh$	More than 251 days ThCh$	Total Current ThCh$	Total Non- Current ThCh$
Trade receivables, gross	408,553,659	24,895,938	11,368,415	3,524,410	780,369	1,529,776	724,073	1,364,913	683,993	37,128,352	490,553,898	3,318,126
Allowance for doubtful accounts	(240,504)	(206,494)	(284,757)	(239,194)	(169,479)	(143,664)	(96,107)	(381,988)	(113,699)	(22,030,558)	(23,906,444)	—
Other receivables, gross	117,462,574	—	—	—	—	—	—	—	—	—	117,462,574	4,178,286
Allowance for doubtful accounts	(5,928,723)	—	—	—	—	—	—	—	—	—	(5,928,723)	—

Total	519,847,006	24,689,444	11,083,658	3,285,216	610,890	1,386,112	627,966	982,925	570,294	15,097,794	578,181,305	7,496,412

•	By type of portfolio:

Aging of balances	Balance at						Balance at
	12-31-2015						12-31-2014
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$
Current	1,210,185	398,258,364	52,166	5,747,683	1,262,351	404,006,047	1,120,913	408,973,803	44,355	2,897,982	10,337,947	411,871,785
1 to 30 days	436,876	31,915,015	25,066	3,479,425	461,942	35,394,440	394,849	22,455,423	20,378	2,440,515	2,187,327	24,895,938
31 to 60 days	107,438	11,584,123	8,583	2,821,810	116,021	14,405,933	107,014	10,431,423	6,632	936,992	438,222	11,368,415
61 to 90 days	14,831	2,130,751	1,802	414,228	16,633	2,544,979	16,019	3,237,896	1,335	286,514	111,278	3,524,410
91 to 120 days	7,761	1,998,462	936	253,880	8,697	2,252,342	6,699	617,720	672	162,649	72,724	780,369
121 to 150 days	5,749	2,661,078	574	211,130	6,323	2,872,208	5,401	1,403,115	468	126,661	66,295	1,529,776
151 to 180 days	4,305	2,055,028	324	112,965	4,629	2,167,993	4,457	650,259	272	73,814	48,729	724,073
181 to 210 days	17,458	1,369,535	219	73,231	17,677	1,442,766	5,433	1,299,677	183	65,236	39,593	1,364,913
211 to 250 days	3,429	952,381	226	80,911	3,655	1,033,292	3,731	644,648	158	39,345	31,399	683,993
More than 251 days	10,159	44,797,554	591	2,477,970	10,750	47,275,524	91,978	29,615,862	4,650	7,512,490	426,902	37,128,352

Total	1,818,191	497,722,291	90,487	15,673,233	1,908,678	513,395,524	1,756,494	479,329,826	79,103	14,542,198	13,760,416	493,872,024

b)	Portfolio in default and in legal collection process

	Balance at		Balance at
	12-31-2015		12-31-2014
Portfolio in Default and in Legal Collection Process	Number of Customers	Amount ThCh$	Number of Customers	Amount ThCh$
Notes receivable in default	2,013	267,573	2,039	269,934
Notes receivable in legal collection process (*)	3,923	7,093,235	3,898	6,983,415

Total	5,936	7,360,808	5,937	7,253,349

(*)	Legal collections are included in the portfolio in arrears.

c)	Provisions and write-offs

	Balance at
Provisions and Write-offs	12-31-2015 ThCh$	12-31-2014 ThCh$
Provision for non-renegotiated portfolio	12,451,270	1,463,785
Provision for renegotiated portfolio	(5,340,962)	(808,185)
Write-offs during the period	—	—
Recoveries during the period	—	—

Total	7,110,308	655,600

d)	Number and value of operations

	Balance at
	12-31-2015		12-31-2014
Number and Value of Operations	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
Impairment provisions and recoveries:
Number of operations	1,907,922	1,907,922	1,798,642	1,798,642
Value of operations, in ThCh$	7,110,308	7,110,308	830,164	655,600

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Enersis Chile’s financial statements.

a)	Portfolio stratification

•	Trade receivables by aging:

	Balance at
	12-31-2015
Trade and other current receivables	Current portfolio ThCh$	1-30 days ThCh$	31-60 days ThCh$	61-90 days ThCh$	91-120 days ThCh$	121-150 days ThCh$	151-180 days ThCh$	181-210 days ThCh$	211-250 days ThCh$	More than 251 days ThCh$	Total Current ThCh$	Total Non- Current ThCh$
Trade receivables, generation	268,755,088	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,783,504	35,901
- Large customers	268,735,519	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,763,935	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	19,569	—	—	—	—	—	—	—	—	—	19,569	35,901
Allowance for doubtful accounts	(55,494)	—	—	—	—	—	—	—	—	(1,493,699)	(1,549,193)	—
Unbilled services	169,489,605	—	—	—	—	—	—	—	—	390,612	169,880,217	—
Services billed	99,265,483	1,110,952	199	11,659	175	345	2	12	36,166	1,478,294	101,903,287	35,901
Trade receivables, distribution	132,358,933	34,283,488	14,405,734	2,533,320	2,252,167	2,871,863	2,167,991	1,442,754	997,126	45,406,618	238,719,994	2,856,125
-Mass-market customers	105,514,865	24,413,913	9,116,008	1,502,443	739,664	562,527	338,903	700,991	239,222	19,537,967	162,666,503	2,154,988
- Large customers	25,725,150	8,438,301	3,266,323	681,137	336,747	1,117,152	36,850	98,340	45,797	13,673,554	53,419,351	44,269
- Institutional customers	1,118,918	1,431,274	2,023,403	349,740	1,175,756	1,192,184	1,792,238	643,423	712,107	12,195,097	22,634,140	656,868
Allowance for doubtful accounts	(145,404)	(240,905)	(228,765)	(136,387)	(117,416)	(157,109)	(100,853)	(712,740)	(87,660)	(24,238,235)	(26,165,474)	—
Unbilled services	97,651,950	—	—	—	—	—	—	—	—	—	97,651,950	141,376
Services billed	34,706,983	34,283,488	14,405,734	2,533,320	2,252,167	2,871,863	2,167,991	1,442,754	997,126	45,406,618	141,068,044	2,714,749
Total Trade Receivables, Gross	401,114,021	35,394,440	14,405,933	2,544,979	2,252,342	2,872,208	2,167,993	1,442,766	1,033,292	47,275,524	510,503,498	2,892,026
Total Allowance for Doubtful Accounts	(200,898)	(240,905)	(228,765)	(136,387)	(117,416)	(157,109)	(100,853)	(712,740)	(87,660)	(25,731,934)	(27,714,667)	—

Total Trade Receivables, Net	400,913,123	35,153,535	14,177,168	2,408,592	2,134,926	2,715,099	2,067,140	730,026	945,632	21,543,590	482,788,831	2,892,026

Since not all of our commercial databases in our Combined Group’s different combined entities distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the combined entities to monitor and follow up on trade receivables is the following:

•	Mass-market customers

•	Large customers

•	Institutional customers

	Balance at
	12-31-2014
Trade and other current receivables	Current portfolio ThCh$	1-30 days ThCh$	31-60 days ThCh$	61-90 days ThCh$	91-120 days ThCh$	121-150 days ThCh$	151-180 days ThCh$	181-210 days ThCh$	211-250 days ThCh$	More than 251 days ThCh$	Total Current ThCh$	Total Non- Current ThCh$
Trade receivables, generation	215,515,564	1,126,379	2,211,459	549,240	165,805	16,224	203,213	4,742	11,386	1,475,172	221,279,184	—
- Large customers	215,515,564	1,126,379	2,211,459	498,757	165,805	16,224	203,213	4,742	11,386	1,475,172	221,228,701	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	50,483	—	—	—	—	—	—	50,483	—
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,177,635)	(1,177,635)	—
	—	—	—	—	—	—	—	—	—	—	—	—
Unbilled services	129,288,778	—	—	—	—	—	—	—	—	—	129,288,778	—
Services billed	86,226,786	1,126,379	2,211,459	549,240	165,805	16,224	203,213	4,742	11,386	1,475,172	91,990,406	—
Trade receivables, distribution	193,038,095	23,769,559	9,156,956	2,975,170	614,564	1,513,552	520,860	1,360,171	672,607	35,653,180	269,274,714	3,318,126
-Mass-market customers	148,429,749	16,970,890	6,872,321	1,012,684	474,373	337,101	258,211	486,833	154,843	17,153,968	192,150,973	2,358,478
- Large customers	39,530,019	6,327,489	1,561,755	1,708,259	6,617	357,959	231,579	662,941	217,543	8,790,763	59,394,924	550,439
- Institutional Clients	5,078,327	471,180	722,880	254,227	133,574	818,492	31,070	210,397	300,221	9,708,449	17,728,817	409,209
Allowance for doubtful accounts	(240,504)	(206,494)	(284,757)	(239,194)	(169,479)	(143,664)	(96,107)	(381,988)	(113,699)	(20,852,923)	(22,728,809)	—
Unbilled services	159,974,872	—	—	—	—	—	—	—	—	—	159,974,872	—
Services billed	33,063,222	23,769,559	9,156,956	2,975,170	614,564	1,513,552	520,860	1,360,171	672,607	35,653,180	109,299,841	3,318,126
Total Trade Receivables, Gross	408,553,659	24,895,938	11,368,415	3,524,410	780,369	1,529,776	724,073	1,364,913	683,993	37,128,352	490,553,898	3,318,126
Total Allowance for Doubtful Accounts	(240,504)	(206,494)	(284,757)	(239,194)	(169,479)	(143,664)	(96,107)	(381,988)	(113,699)	(22,030,558)	(23,906,444)	—

Total Trade Receivables, Net	408,313,155	24,689,444	11,083,658	3,285,216	610,890	1,386,112	627,966	982,925	570,294	15,097,794	466,647,454	3,318,126

- By type of portfolio:

	Balance at
	12-31-2015
Type of Portfolio	Current portfolio ThCh$	1-30 days ThCh$	31-60 days ThCh$	61-90 days ThCh$	91-120 days ThCh$	121-150 days ThCh$	151-180 days ThCh$	181-210 days ThCh$	211-250 days ThCh$	More than 251 days ThCh$	Total Gross Portfolio ThCh$
GENERATION
Non-renegotiated portfolio	268,755,088	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,783,504
- Large customers	268,735,519	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,763,935
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—
- Others	19,569	—	—	—	—	—	—	—	—	—	19,569
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	128,877,232	30,804,063	11,583,924	2,119,092	1,998,287	2,660,733	2,055,026	1,369,523	916,215	42,928,648	225,312,743
-Mass-market customers	101,838,550	20,997,170	7,650,851	1,088,488	486,054	353,194	225,938	627,942	158,685	17,414,188	150,841,060
- Large customers	25,311,864	8,377,250	3,250,212	681,137	336,747	1,117,152	36,850	98,340	45,797	13,673,554	52,928,903
- Institutional customers	1,726,818	1,429,643	682,861	349,467	1,175,486	1,190,387	1,792,238	643,241	711,733	11,840,906	21,542,780
Renegotiated portfolio	3,481,701	3,479,425	2,821,810	414,228	253,880	211,130	112,965	73,231	80,911	2,477,970	13,407,251
-Mass-market customers	3,676,315	3,416,743	1,465,157	413,955	253,611	209,333	112,965	73,048	80,537	2,123,778	11,825,442
- Large Customers	413,286	61,052	16,111	—	—	—	—	—	—	—	490,449
- Institutional Customers	(607,900)	1,630	1,340,542	273	269	1,797	—	183	374	354,192	1,091,360

Total Gross Portfolio	401,114,021	35,394,440	14,405,933	2,544,979	2,252,342	2,872,208	2,167,993	1,442,766	1,033,292	47,275,524	510,503,498

	Balance at
	12-31-2014
Type of Portfolio	Current portfolio ThCh$	1-30 days ThCh$	31-60 days ThCh$	61-90 days ThCh$	91-120 days ThCh$	121-150 days ThCh$	151-180 days ThCh$	181-210 days ThCh$	211-250 days ThCh$	More than 251 days ThCh$	Total Gross Portfolio ThCh$
GENERATION
Non-renegotiated portfolio	215,515,564	1,126,379	2,211,459	549,240	165,805	16,224	203,213	4,742	11,386	1,475,172	221,279,184
- Large customers	215,515,564	1,126,379	2,211,459	498,757	165,805	16,224	203,213	4,742	11,386	1,475,172	221,228,701
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	50,483	—	—	—	—	—	—	50,483
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	190,140,113	21,329,044	8,219,964	2,688,656	451,915	1,386,891	447,046	1,294,935	633,262	28,140,690	254,732,516
-Mass-market customers	146,243,855	14,632,805	5,935,329	736,267	311,815	210,642	184,854	421,774	115,498	9,683,090	178,475,929
- Large customers	39,239,436	6,240,396	1,561,755	1,698,236	6,617	357,959	231,579	662,941	217,543	8,774,211	58,990,673
- Institutional customers	4,656,822	455,843	722,880	254,153	133,483	818,290	30,613	210,220	300,221	9,683,389	17,265,914
Renegotiated portfolio	2,897,982	2,440,515	936,992	286,514	162,649	126,661	73,814	65,236	39,345	7,512,490	14,542,198
-Mass-market customers	2,185,893	2,338,085	936,992	276,417	162,558	126,459	73,357	65,059	39,345	7,470,878	13,675,043
- Large customers	290,583	87,093	—	10,023	—	—	—	—	—	16,552	404,251
- Institutional customers	421,506	15,337	—	74	91	202	457	177	—	25,060	462,904

Total Gross Portfolio	408,553,659	24,895,938	11,368,415	3,524,410	780,369	1,529,776	724,073	1,364,913	683,993	37,128,352	490,553,898

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of the Enersis Chile’s financial statements.

	CHILE				TOTAL
	12-31-2015		12-31-2014		12-31-2015		12-31-2014
BALANCE	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity
Current accounts receivable from related companies	609,558	453,635	30,645,060	5,030,017	609,558	453,635	30,645,060	5,030,017
Trade and other current receivables	216,299,319	34,232,853	88,822,807	10,403,137	216,299,319	34,232,853	88,822,807	10,403,137
Total Estimated Assets	216,908,877	34,686,488	119,467,867	15,433,154	216,908,877	34,686,488	119,467,867	15,433,154
Current accounts payable to related companies	4,483,837	365,221	1,547,416	71,570	4,483,837	365,221	1,547,416	71,570
Trade and other current payables	97,438,789	43,570,267	75,929,064	26,185,456	97,438,789	43,570,267	75,929,064	26,185,456
Total Estimated Liabilities	101,922,626	43,935,488	77,476,480	26,257,026	101,922,626	43,935,488	77,476,480	26,257,026

	12-31-2015		12-31-2014		12-31-2015		12-31-2014
INCOME STATEMENT	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity
Energy Sales	216,908,877	34,686,488	245,942,416	14,884,597	216,908,877	34,686,488	245,942,416	14,884,597
Energy Purchases	101,922,626	43,935,488	77,476,480	26,257,026	101,922,626	43,935,488	77,476,480	26,257,026

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Enersis Chile’s financial statements.

	Balance at				Balance at
	12-31-2015				12-31-2014
Suppliers with Current Payments	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$
Up to 30 days	—	122,490,301	82,005,689	204,495,990	—	80,138,994	60,130,466	140,269,460
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	—	—	—	—	—	—	—

Total	—	122,490,301	82,005,689	204,495,990	—	80,138,994	60,130,466	140,269,460

	Balance at				Balance at
	12-31-2015				12-31-2014
Suppliers with Current Payments	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$	Goods ThCh$	Services ThCh$	Other ThCh$	Total ThCh$
Up to 30 days	—	—	—	—	—	—	—	—
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 180 days	—	—	—	—	—	—	—	—
More than 180 days	—	—	—	—	—	1,137,018	—	1,137,018

Total	—	—	—	—	—	1,137,018	—	1,137,018