Form 20-F
period 2016-12-31
Enel Chile S.A.
filed 2017-04-27
CIK 1659939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report,

Commission file number: 001-37723

ENEL CHILE S.A.

(Exact name of Registrant as specified in its charter)

ENEL CHILE S.A.

(Translation of Registrant’s name into English)

CHILE

(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile

(Address of principal executive offices)

Nicolás Billikopf, phone: (56-2) 2353-4628, nicolas.billikopf@enel.com, Santa Rosa 76, Piso 15, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Representing Common Stock	New York Stock Exchange
Common Stock, no par value *

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes    ☒  No

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report Shares of Common Stock: 49,092,772,762

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Celta was a former Chilean generation subsidiary of Enel Generación Chile that operates plants in the SING and the SIC. Celta merged into GasAtacama Chile in November 2016.

Chilean Stock Exchanges	Chilean Stock Exchanges	The three principal stock exchanges located in Chile: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 60.6% beneficial owner of us and our ultimate parent company.

Enel Américas	Enel Américas S.A.

A related publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Peru. Formerly known on an interim basis as Enersis Américas S.A. and prior to that as Enersis S.A.

Enel Chile	Enel Chile S.A.

Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile. Registrant of this Report. Formerly known on an interim basis as Enersis Chile S.A.

Enel Distribución Chile	Enel Distribución Chile S.A.

A publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile and our electricity distribution company subsidiary operating in the Santiago metropolitan area. Formerly known on an interim basis as Chilectra Chile S.A. and prior to that as Chilectra S.A.

Enel Generación Chile	Enel Generación Chile S.A.

A publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile and our electricity generation subsidiary in Chile. Formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile.

Enel Iberoamérica	Enel Iberoamérica, S.R.L.	A wholly-owned subsidiary of Enel and our direct 60.6% owner.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

GasAtacama Chile	GasAtacama Chile S.A.

Company engaged in gas transportation and electricity generation in northern Chile that also operates plants in the SIC after the merger with Celta in November 2016. A subsidiary of Enel Generación Chile.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company subsidiary of Enel Generación Chile, which previously held GasAtacama Chile. GasAtacama Holding merged into Celta during 2016, which later merged into GasAtacama Chile.

Gener	AES Gener S.A.	Chilean generation company and one of our competitors in Chile.

GNL Quintero	GNL Quintero S.A.

Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) at which LNG is unloaded, stored and regasified. Enel Generación Chile sold its 20% stake in this company to Enagás Chile S.p.A., an unaffiliated company, in September 2016.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

NIS	Sistema Interconectado Nacional	Chilean national interconnected electric system.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held limited liability Chilean electricity stock corporation, owner of three power stations in the Maule River basin and a subsidiary of Enel Generación Chile.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, the governmental authority that supervises the Chilean electricity industry.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean Superintendence of Securities and Insurance, the governmental authority that supervises public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit, equivalent to Ch$ 26,347.98 as of December 31, 2016.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. As of December 31, 2016, one UTM was equivalent to Ch$ 46,183 and one UTA to Ch$ 554,196.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first person personal pronouns such as “we”, “us” or “our”, as well as “Enel Chile” or the “Company”, refer to Enel Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries, and jointly-controlled companies and associates is expressed in terms of our economic interest as of December 31, 2016.

We are a Chilean company engaged in the electricity generation and distribution businesses in Chile through our subsidiaries and jointly-controlled entities. As of the date of this Report, we own 60.0% of Enel Generación Chile S.A. (“Enel Generación Chile”), a Chilean electricity generation company holding electricity generation operations in Chile, and 99.1% of Enel Distribución Chile S.A. (“Enel Distribución Chile”), a Chilean electricity distribution company with operation in the Santiago Metropolitan Area. We were organized on March 1, 2016 under the name Enersis Chile S.A. and changed our name to Enel Chile S.A. on October 18, 2016.

As of the date of this Report, Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, owns 60.6% of us and is our ultimate controlling shareholder.

During 2016, Enersis S.A. (now known as Enel Américas S.A.) carried out a reorganization process, which involved, among other things, the separation of its Chilean and non-Chilean electricity businesses in South America. The separation of its businesses was effective on March 1, 2016, resulting in the creation of the Company as the holding company of the Chilean businesses. For additional information relating to the reorganization, see “Item 4. Information on the Company — A. History and Development of the Company —The 2016 Reorganization.”

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2016, one UF was equivalent to Ch$ 26,347.98. The U.S. dollar equivalent of one UF was US$ 39.36 as of December 31, 2016, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2016 of Ch$ 669.47 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been carried out at the rates applicable for December 31, 2016.

The Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to maintain the Observed Exchange Rate within a desired range.

As of April 25, 2017, one UF was equivalent to Ch$ 26,543.75. The U.S. dollar equivalent of one UF was US$ 40.22 as of the same date, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 660.04 per US$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in Chilean pesos. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All of our subsidiaries are integrated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions. Investments in associated companies over which we exercise significant influence are included in our consolidated financial statements using the equity method. For detailed information regarding consolidated entities, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2016, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates. ”

Technical Terms

References to “TW” are to terawatts (1012 watts or a trillion watts); references to “GW” and “GWh” are to gigawatts (109 watts or a billion watts) and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts (106 watts or a million watts) and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts (103 watts or a thousand watts) and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1,055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW.

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

Energy losses during distribution are calculated as the difference between total energy purchased (GWh of electricity demand, including own generation) and the energy sold excluding tolls and energy consumption not billed (also measured in GWh), within a given period. Distribution losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical losses.

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enel Chile in its related companies. We could have direct and indirect interest is such companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we directly own a 6% equity stake in an associated company and 40% is directly held by our 60%-owned subsidiary,  our economic interest in such associate would be 60% times 40% plus 6%, or 30%.

Rounding

Certain figures included in this Report have been rounded for ease of presentation.  Because of this rounding, it is possible that amounts in tables may not add up to exactly the same amounts as the sum of the entries.

FORWARD-LOOKING STATEMENTS

This Report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;
•	trends affecting our financial condition or results from operations;
•	our dividend policy;
•	the future impact of competition and regulation;
•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;
•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and
•	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	demographic developments, political events, economic fluctuations and interventionist measures by authorities in Chile;
•	hydrology, droughts, flooding and other weather conditions;
•	changes in the Chilean environmental regulation and the regulatory framework of the electricity industry;
•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;
•	the nature and extent of future competition in our principal markets; and
•	the factors discussed below under “Risk Factors”.

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

PART I

Item  1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 are derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2014 and 2013, and for the year ended December 31, 2013 is derived from our consolidated financial statements not included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.  Pursuant to transitional relief granted by the SEC in respect of first time application of IFRS, selected consolidated financial data as of and for the year ended December 31, 2012 have been omitted.

Amounts are expressed in millions, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”). For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2016, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 669.47 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data— Exchange Rates” below.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	As of and for the year ended December 31,
	2016 (1)	2016	2015	2014	2013
	(US$ millions)	(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	3,796	2,541,567	2,399,029	2,049,065	1,738,083
Operating costs (2)	(2,948)	(1,973,778)	(1,873,540)	(1,666,315)	(1,346,460)
Operating income	848	567,789	525,489	382,750	391,623
Financial results (3)	(31)	(20,483)	(97,869)	(67,045)	(56,363)
Other non-operating income	181	121,490	20,056	70,893	14,528
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12	7,878	8,905	(54,353)	24,309
Income before income taxes	1,011	676,674	456,581	332,245	374,097
Income tax expenses	(166)	(111,403)	(109,613)	(132,687)	(61,712)
Net income	844	565,271	346,968	199,558	312,385
Net income attributable to the parent Company	574	384,160	251,838	162,459	229,527
Net income attributable to non-controlling interests	271	181,111	95,130	37,099	82,858
Total basic and diluted earnings per average number of shares (Ch$/US$ per share)	0.01	7.83	5.13	3.31	5.08
Total basic and diluted earnings per average number of ADSs (Ch$/US$ per ADS)	0.58	391.26	256.49	165.46	253.79
Cash dividends per share (Ch$/US$ per share)(4)	0.00	2.09	—	—	—
Cash dividends per ADS (Ch$/US$ per ADS)(4)	0.16	104.65	—	—	—
Weighted average number of shares of common stock (millions)		49,093	49,093	49,093	45,219

Consolidated Statement of Financial Position Data
Total assets	8,064	5,398,711	5,325,469	5,126,735	4,820,392
Non-current liabilities	1,760	1,178,471	1,270,006	1,122,585	826,478
Equity attributable to the parent company	4,128	2,763,391	2,592,682	2,472,201	2,438,837
Equity attributable to non-controlling interests	1,045	699,602	609,219	611,864	626,947
Total equity	5,173	3,462,994	3,201,901	3,084,066	3,065,784
Capital stock	3,330	2,229,109	2,229,109	2,229,109	2,238,169

Other Consolidated Financial Data
Capital expenditures (CAPEX) (5)	332	222,386	309,503	196,932	128,239
Depreciation, amortization and impairment losses (6)	295	197,587	150,147	141,623	127,720

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 669.47 per U.S. dollar, as of December 31, 2016.
(2)

Operating costs represent raw materials and supplies used, other work performed by the entity and capitalized, employee benefits expenses, depreciation and amortization expenses, impairment losses recognized in the period’s profit or loss and other expenses.

(3)	Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.
(4)

Corresponds to a payout ratio of 50% based on annual consolidated net income for our 2016’s annual consolidated net income filed with the SVS, based on 10 months of results starting as of our creation on March 1, 2016, and therefore differs from the twelve month net income included in this Report.

(5)	CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.
(6)	For further detail please refer to Note 28 of the Notes to our consolidated financial statements.

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
OPERATING DATA OF SUBSIDIARIES

Enel Distribución Chile
Electricity sold (GWh) (1)	15,924	15,893	15,690	15,140	14,433
Number of customers (thousands)	1,826	1,781	1,737	1,694	1,659
Total energy losses (%) (2)	5.3%	5.3%	5.3%	5.3%	5.4%

Enel Generación Chile
Installed capacity (MW) (3)	6,351	6,351	6,351	5,571	5,571
Generation (GWh) (3)	17,564	18,294	18,063	19,438	19,194

(1)

Beginning in 2013, we changed how we calculate our electricity generation. The impact of applying the new criteria on a cumulative basis for 2010 through 2012 is not material. We now report the energy effectively available for sales in all countries. Electricity sales may be different than reported in previous periods because currently sales do not reflect non-billable consumption.

(2)

Energy losses are calculated as the difference between total energy generated and purchased and the energy sold excluding tolls and energy consumption not billed (GWh) within a given period. Losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical losses.

(3)	The 2014 and 2015 data includes the capacity and generation of GasAtacama Chile, as a result of its consolidation. Prior to 2014, our unconsolidated interest in GasAtacama Chile was excluded.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2016, the U.S. dollar Observed Exchange Rate was Ch$ 669.47 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Year ended December 31,
2016	645.22	730.31	676.67	669.47
2015	597.10	715.66	654.66	710.16
2014	527.53	621.41	570.34	606.75
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
Month ended
March 2017	650.98	669.52	n.a.	663.97
February 2017	638.35	648.88	n.a.	648.88
January 2017	646.19	673.36	n.a.	646.19
December 2016	649.40	677.11	n.a.	669.47
November 2016	650.72	679.24	n.a.	673.54
October 2016	651.18	670.88	n.a.	651.18

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 25, 2017, the U.S. dollar Observed Exchange Rate was Ch$ 660.04 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2016, one determines the percent change between the reciprocal of Ch$ 710.16, the value of one U.S. dollar as of December 31, 2015, or 0.001408, and the reciprocal of Ch$ 669.47, the value of one U.S. dollar as of December 31, 2016, or 0.001494. In this example, the percentage change between the two periods is 6.1%, which represents the 2016 year-end appreciation of the Chilean peso against the 2015 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2012 through December 31, 2016, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2016	669.5	6.1
2015	710.2	(14.6)
2014	606.8	(13.5)
2013	524.6	(8.5)
2012	480.0	8.2

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.
B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.

All of our operations are located in Chile. Accordingly, our consolidated revenues may be affected by the performance of the Chilean economy. If local, regional or worldwide economic trends adversely affect the Chilean economy, our financial condition and results from operations could be adversely affected. Moreover, insufficient cash flows for our subsidiaries could result in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants.

The Chilean government has exercised in the past, and continues to exercise, a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. For example, in 2014 and 2016, the Chilean government approved Law 20,780, a tax reform law, and Law 20,940, a labor reform law, both of which may have a negative effect upon non-Chilean holders of shares or ADSs. For further details regarding Chilean tax considerations, please refer to “Item 10. Additional Information — E. Taxation.” Other governmental actions could involve wage, price and tariff rate controls, increase strikes and give workers greater collective bargaining power and other interventionist measures, such as expropriation or nationalization.

Future adverse developments in Chile or changes in policies regarding tariffs, water rights, exchange controls, regulations and taxation may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability. In addition, Chilean financial and securities markets are influenced by economic and market conditions in other countries and may be affected by events in other countries, which could adversely affect the value of our securities.

Because our businesses depend heavily on hydrology, droughts, flooding and other weather conditions may adversely affect our operations and profitability.

Approximately 55% of our consolidated installed generation capacity in 2016 was hydroelectric. Accordingly, extremely dry hydrological conditions could adversely affect our business, results of operations and financial condition. Our results have been adversely affected when hydrological conditions in Chile have been below their historical average.

In addition, the below-average hydrological conditions not only reduce our ability to operate our hydroelectric plants at full capacity, but also may result in increased water transportation costs for the operation of the San Isidro thermal power plant for cooling purposes. While Enel Generación Chile has entered into certain agreements with the Chilean government and local irrigators regarding the use of water for hydroelectric generation purposes, especially during periods of low water levels, if drought conditions persist or become worse, we may face increased pressure by the Chilean government or other third parties to further restrict our water use.

Thermal plant operating costs can be considerably higher than those of hydroelectric plants. Our operating expenses increase during these drought periods when thermal plants are used more frequently. In addition, depending on our commercial obligations, we may need to buy electricity at spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects— A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Generation Business.”

Droughts also affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, in the following manner:

•

Our thermal plants require water for cooling and droughts not only reduce the availability of water, but also increase the concentration of chemicals, such as sulfates in the water. The high concentration of chemicals in the water that we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating environmental regulations. As a result, we have had to purchase water from agricultural areas that are also experiencing water shortages. These water purchases may increase our operating costs and also require us to further negotiate with the local communities.

•

Thermal power plants that burn natural gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NO) gases. When operating with diesel they also release particulate matter into the atmosphere. Coal fired plants generate emissions of SO2 and NO. Therefore, greater use of thermal plants during periods of drought generally increases the risk of producing a higher level of pollutants.

The recovery from the drought that has been affecting the regions where most of our hydroelectric plants are located may last for an extended period and new drought periods may recur in the future. A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

The distribution business is also affected by weather conditions such as moderate temperatures that might decrease heating or air conditioning use, affecting energy consumption. Even with extreme temperatures, demand can increase significantly within a short period of time, which could affect service and result in stoppages which bring the additional risk of being subject to fines by the authorities. Depending on weather conditions, results obtained by our distribution business can vary significantly from year to year.

Governmental regulations may adversely affect our businesses.

Our businesses and the tariffs that we charge to our customers are subject to extensive regulation and these regulations may adversely affect our profitability. For example, governmental authorities might impose material rationing policies during droughts or prolonged failures of power facilities, which may adversely affect our business, results of operations and financial condition.

The Chilean governmental authorities may also delay the distribution tariff review process, or tariff adjustments may be insufficient to pass through all of our costs. Similarly, electricity regulations issued by governmental authorities in Chile may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect the ability of that company to operate as a going concern and may otherwise have an adverse effect on our business, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities and, some of these changes could have a material adverse impact on our business, results of operations and financial condition. For instance, in 2005 there was a change in the water rights law in Chile that requires us to pay for unused water rights, increasing the annual cost to maintain unused water rights for hydroelectric projects  that are neither economically nor technically feasible. In August 2016, Enel Generación Chile waived its unused water rights and recorded a write-off of Ch$ 35.4 billion.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or any breach of regulations.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures.

In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units (“UTA” in its Spanish acronym), or Ch$ 5.5 billion using the UTA as of December 31, 2016. Our electricity generation subsidiaries are supervised by local regulatory entities and may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company such as when agents are not coordinated with the system operator. In addition, the new transmission law establishes a compensation fee to end customers when the energy supply is interrupted more than the standard allowed time. The compensation is a proportion of the energy not supplied with a minimum value between 20,000 UTA (Ch$ 11.1 billion) and the previous year's energy sales revenues in the case of generators.

In 2015, the CDEC-SING audited GasAtacama Chile’s thermal plant and reported its findings to the Superintendence of Electricity and Fuels (“SEF”).  In August 2016, the SEF fined GasAtacama Chile Ch$ 5.5 billion for allegedly providing inaccurate information to the CDEC-SING related to certain technical operating parameters that implied higher operating costs to the system.  Further fines to any of our plants could adversely affect our business, results of operations and financial condition.

As of December 31, 2016, Enel Distribución Chile had five unresolved fines imposed by the SEF for a total amount of Ch$ 1.8 billion, mainly due to regulatory breaches in relation to the quality and continuity of service during previous years and failures in two substations. Those penalties have not been paid yet, since they were appealed before the electricity authority and courts of justice. For further information on fines, please refer to Note 35 of the Notes to our consolidated financial statements.

We depend on payments from our subsidiaries and jointly-controlled entities to meet our payment obligations.

In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries. The ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties and contractual limitations that may be imposed by local authorities.

Dividend Limits and Other Legal Restrictions. The ability of any of our subsidiaries that are not wholly-owned to distribute cash to us may be limited by the directors’ fiduciary duties of such subsidiaries to their minority shareholders. Furthermore, some of our subsidiaries may be forced by law, in accordance with applicable regulation, to diminish or eliminate dividend payments. As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be impeded from distributing cash to us.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our subsidiaries may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

Operating Results of Our Subsidiaries.  The ability of our subsidiaries to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of any of our subsidiaries exceed their available cash, the subsidiary will not be able to make cash available to us.

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

Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 33.3 of the Notes to our consolidated financial statements.

Environmental regulations and other factors may cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

Our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. The approval of these environmental impact studies may be withheld by governmental authorities and therefore their processing time may be longer than expected.

The projects that require consultation with local stakeholders in their evaluation process may be rejected or their development may be impeded or slowed down. Our stakeholders may also seek injunctive or other relief, which could negatively impact us if they are successful. Moreover, projects that do not require consultation with local stakeholders may be subject to intervention or suffer continuous resistance, delaying their approval process or development.

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree13/2011 of the Chilean Ministry of the Environment, published in June 2011, established stricter emission standards for existing thermoelectric plants that were required to be met between 2014 and 2016, and stricter standards for new facilities or additional capacity. This regulation also required the establishment of a system of continuous emission monitoring, pursuant to which thermoelectric plants must implement a monitoring system in accordance with the guidelines and protocols issued by the Chilean Superintendence of the Environment. In compliance with these Chilean environmental regulations, all thermal plants made incremental investments to comply with the new regulations by installing abatement systems to control pollutant emissions. For example, we are improving our Tarapacá thermal plant through the installation of a desulphurizer to reduce sulfur oxide (SO2) and implementation of measures to improve combustion to reduce emissions of nitrogen oxide (NOx). As of December 31, 2016, the amount accrued in connection with such investments was Ch$ 65,718 million.

Any delay in meeting the standards constitutes a violation of the regulations which established emission limits effective June 23, 2015 or June 23, 2016 depending on the plant’s location and failure to certify the implementation of such monitoring system may result in penalties and sanctions. In addition, any deviation from the environmental license to operate could result in severe sanctions from authorities.

In addition, any deviation from the environmental license to operate could imply severe sanctions from authorities. For example, during 2016 Enel Generación Chile paid fines of Ch$ 1.1 billion for non-compliance with the requirements underthe environmental licenses and failing to send the monitoring reports for our Bocamina, Huasco and Diego de Almagro thermal plants in past years.

Currently, the Chilean Ministry of Environment is working on new prevention and decontamination plans in polluted areas and the Chilean Ministry of Energy is also  preparing new mitigation plans to reduce carbon dioxide emissions and comply with the Paris Agreement under the United Nations Framework Convention on Climate Change. Such plans may modify Decree 13/2011 and even further restrict the emission standards for thermoelectric plants, which in turn may require additional investments in the future.

In September 2014, the Chilean government enacted Law 20,780, a tax reform law, which will come into effect in 2018, and thereby established an annual tax on stationary power generators, such as thermal generators, based on their emission of pollutants for the previous year. In December 2016, the Chilean Ministry of Environment published the list of thermal generators that are affected by this tax, and the list included all of our thermal plants.  These plants will have to report their emissions during 2017 and will have an additional tax liability in 2018. It is possible that the tax expense might increase in the future, discouraging thermal generation given the increasing cost of operation.

In December 2016, our subsidiary Enel Generación Chile recorded a write-off of Ch$ 1.1 billion for the Tames 2 and Totoralillo thermal projects, due to their technology (steam turbine/coal), which is becoming more expensive because of stricter regulation and its uncertain profitability, among other reasons.

We may have to incur additional costs to remediate and implement our asbestos control and sanitation policy, or be subject to legal actions against us, which in turn may have a material adverse effect on our business, results of operation and financial condition.

In addition to environmental considerations, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, construction delays, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events. For example, many of our power plants have been delayed by years in relation to their original planning and desing. Any such event could adversely impact our results of operations and financial condition.

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

The amount of time necessary to obtain an environmental qualification resolution for electricity generation or transmission projects in Chile has materially increased, primarily due to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies.

Our power plant projects may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders. If we are unable to effectively manage real or perceived issues that could impact us negatively, our business, results of operations and financial condition could be adversely affected.

In 2015, the Chilean Ministry of Environment enacted Law 20,500, setting the procedures for stakeholder participation in the preliminary phase of the evaluation process to avoid risk of conflict and minimize the project impacts. Plants built before the adoption of these rules that were not submitted to local consultation may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, any of whom may impact the sponsoring company’s reputation and goodwill.  For example, since December 2013, the Bocamina II power plant has encountered substantial opposition from local fishermen’s unions that claim that our facility negatively affects marine life and causes pollution, which resulted in the interruption of the operation of the power plant for more than a year. On July 1, 2015, the Bocamina II power plant resumed operations, after the approval of a new RCA in April 2015. Also, between November 23, 2015 and January 7, 2016, a second group of fishermen illegally occupied the first high-tension pylon which supports the 154 kV and 220 kV circuits owned by Transelec S.A. and serve the Bocamina I and II power plants. As a consequence, both Bocamina I and II power plants were temporarily shut down. This second group claimed that they should receive the same benefits that Enel Generación Chile granted to the first group of fishermen in the zone. The financial effects of this illegal occupation and electricity transmission interruption amounted to Ch$ 2.8 billion of losses between November 23, 2015 and January 7, 2016. At the level of the electrical system, this situation increased the spot prices and the anticipated use of hydroelectric reserves. Such groups and other similar groups may have the ability to block our power plants and directly affect our results.

The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide (SO2) and nitrogen oxide (NO), which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders and ultimately lead to projects and operations that may be abandoned, causing our share prices to drop and hindering our ability to attract and retain valuable employees, any of which could result in an impairment of our goodwill with stakeholders.

Political events or financial or other crises in any region worldwide can have a significant impact in Chile, and consequently, may adversely affect our operations as well as our liquidity.

Chile is vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect growth. If the Chilean economy experiences lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political events in other parts of the world could also adversely affect our business. For example, the 2016 presidential election in the United States considerably increased the volatility of financial markets worldwide based on the uncertainty of political decisions. New United States policies could affect world markets and global trade and result in renewed volatility, especially in commodity prices.  Moreover, instability in the Middle East or in any other major oil producing region could result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions that we have benefited from to date.

Political events or financial or other crises could also diminish our ability to access the Chilean and international capital markets or increase the interest rates available to us. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

We may be unable to enter into suitable acquisitions.

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

We own water rights granted by the Chilean Water Authority (Dirección General de Aguas) for the supply of water from rivers and lakes near our production facilities. Under current law, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights, the conditions of which may impact design, timing or profitability of a project.

In addition, the Chilean Congress is currently discussing amendments to the Water Code in order to prioritize the use of water by defining its access as a human right that must be guaranteed by the State. The amendment will establish that water use for human consumption, domestic subsistence and sanitation will always take precedence, in both the granting and limiting the exercise of rights of exploitation. Under the proposal: (i) new water use concessions would be limited to 30 years, which would be extendable with respect to water rights actually used during the 30-year period, unless the Chilean Water Authority demonstrates the water rights have not been used effectively; (ii) new non-consumptive water rights would expire if the holder does not exercise the rights within eight years; (iii) existing non-consumptive water rights which have not been used would expire within eight years from the date of enactment of the new Water Code; and (iv)  the preservation of water environmental flows to protect the ecosystem for future water rights was added for both consumptive and non-consumptive water use and empowers the Chilean Water Authority to mandate an environmental flow requirement for existing water rights. This last point would reduce water availability for generation purposes. Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars (primarily coming from the generation business), we generally have been and will continue to be materially exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar and the eventual difficulty of incurring debt in the same currency as our operating cash flow.

Because of this exposure, the cash generated by our subsidiaries can decrease substantially due to devaluations against the U.S. dollar. Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

Our long-term energy sale contracts are subject to fluctuations in the market prices of certain commodities, energy and other factors.

In our generation business, we have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered, and the fact that currently 83.0% of our expected annual generation is sold under contracts with terms of at least five years.  We have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, the exchange rate, inflation, and the market price of electricity. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

In our distribution business, we are also exposed to fluctuations in energy prices. During 2016, some customers, who are able to choose their tariff according the Chilean regulation and chose regulated tariffs in the past, elected unregulated tariffs instead. These customers are tendering, either directly or in association with other customers, their energy needs given that unregulated tariffs are currently lower than regulated tariffs, which in general are based on contracts tendered in the past at higher prices. Lower market prices might reduce the number of customers that choose regulated tariffs, and customers may choose an alternative energy provider, reducing our number of customers, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel beneficially owns 60.6% of our share capital. Enel, our ultimate controlling shareholder, has the power to determine the outcome of substantially all material matters that require shareholder votes in accordance with Chilean corporate law, such as the election of the majority of our board members and, subject to contractual and legal restrictions, adoption of our dividend policy. Enel also exercises significant influence over our business strategy and operations. Its interests may in some cases differ from those of our minority shareholders.  For example, Enel conducts its business operations in the field of renewable energy in Chile through Enel Green Power S.p.A. in which we have no equity interest.  Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from interests of our company or our minority shareholders.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants and distribution assets. Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of vandalism, riot, and terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

In our distribution business, on May 6, 2015 a fire damaged the Alonso de Córdoba Substation in Santiago, cutting power to 50,000 customers in eastern Santiago, where a significant part of the commercial and financial activity of the city is located. Damages totaled US$ 5.8 million. The Chilean authority also fined Enel Distribución Chile 6,000 UTM or (Ch$ 277.1 million).

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2016, our consolidated interest-bearing debt totaled Ch$ 820 billion.

Our consolidated interest-bearing debt had the following maturity profile:

•	Ch$ 18 billion in 2017;
•	Ch$ 16 billion from 2018 to 2019;
•	Ch$ 15 billion from 2020 to 2021; and
•	Ch$ 771 billion thereafter.

Some of our debt agreements are subject to (1) financial covenants, (2) affirmative and negative covenants, (3) events of default and (4) mandatory prepayments for contractual breaches, among other provisions. A significant portion of our subsidiaries’ financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds and applicability with respect to subsidiaries that could give rise to such a cross default.

In the event that our subsidiaries breach any of these material contractual provisions, our debtholders may demand immediate repayment, and a significant portion of our subsidiaries’ indebtedness could become due and payable. We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our  subsidiaries’ indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

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

In addition, the increase of new NCRE projects is congesting the current transmission system as these projects can be built relatively quickly, while new transmission projects may take longer to be built. In May 2014, the Chilean government’s Energy Agenda established a long-term energy policy. In 2016, a new transmission law called for the interconnection between the Chilean Central Interconnected System (“SIC” in its Spanish acronym) and the Northern Interconnected System (“SING” in its Spanish acronym) by 2019.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of the Chilean population), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the SIC and the subsequent failure of the remote recovery computer software used by the independent entity that coordinates generators, transmission companies and large customers (“CDEC” in its Spanish acronym) to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid. Additional failures of lesser magnitude have occurred in the recent past.

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

The relative illiquidity and volatility of the Chilean securities markets and its dependence on economic conditions in Latin America and other parts of the world could adversely affect the price of our common stock and ADS.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States or other developed countries. The low liquidity of the Chilean market may impair the ability of shareholders to sell shares, or holders of ADSs to sell shares of our common stock withdrawn from the ADS program, into the Chilean market in the amount and at the price and time they wish to do so. Also, the liquidity and the market for our shares or ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability.

In addition, Chilean securities markets may be affected to varying degrees by economic and market conditions and developments in Latin American countries, other emerging markets and elsewhere in the world. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value and the liquidity of securities for Chilean issuers. An increase in the perceived risks associated with investing in South American countries and elsewhere in the world could lessen capital flows to Chile and adversely affect the Chilean economy in general, and the interest of investors in our shares or ADSs in particular.

We cannot give assurance that the price or the liquidity of our shares or ADSs will not be negatively affected by events in Latin American markets or the global economy in general.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

All of our investments are located outside of the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

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

IT Systems are vital to our generation subsidiaries’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Our distribution subsidiaries could also be affected adversely because they rely heavily on IT Systems to monitor their grids, billing processes for millions of customers and customer service platforms. Temporary or long-lasting operational failures of any of these IT Systems could have a material adverse effect on our results of operations. Additionally, cyber-attacks can have an adverse effect on our image and our relationship with the community. In the last few years, global cyber-attacks on security systems, treasury operations, and IT Systems have intensified worldwide. We are exposed to cyber-attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. We are exposed to several types of cyber-attacks, including denial-of-service attacks that may affect the accessibility of our services to our users and attacks that may affect our domain name systems, preventing the use of certain useful web pages and applications.

We have suffered cyber-attacks in the past. Further cyber-attacks may occur and may affect us adversely in the future.

Item  4.Information on the Company

A.	History and Development of the Company.

We are a publicly held limited liability stock corporation organized on March 1, 2016 under the laws of the Republic of Chile. Since April 2016, we have been registered in Santiago with the SVS under Registration No. 1139. We are also registered with the SEC under the commission file number 001-37723. We are legally referred to by our full name Enel Chile S.A. as well as by the abbreviated name “Enel Chile.”

Enel beneficially owns 60.6% of our Company. Our shares are listed and traded on the Chilean Stock Exchanges and our ADRs are listed and traded on the NYSE.

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4628
Web site:	www.enelchile.cl

We are an electricity utility company engaged, through our subsidiaries and affiliates, in the generation, transmission and distribution of electricity businesses in Chile. As of December 31, 2016, we had 6,351 MW of installed capacity and 1.8 million distribution customers. Our installed capacity is comprised of 28 generation facilities and a total of 111 generation units, of which 54.6% consists of hydroelectric power plants. As of December 31, 2016, we had consolidated assets of Ch$ 5,398.7 billion and operating revenues of Ch$ 2,542 billion.

We trace our origins to Compañía Chilena de Electricidad Ltda. (“CCE”), which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica (“CONAFE”), with operations dating back to 1919. In 1970, the Chilean government nationalized CCE. During the 1980s, the sector was reorganized through the Chilean Electricity Law, CCE’s operations were divided into one generation company, a currently unrelated company, and two distribution companies, one with a concession in the Valparaíso Region, and the other, our predecessor company, with a concession in the Santiago metropolitan region. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. In August 1988, our predecessor company changed its name to Enersis S.A. (“Enersis” and currently known as Enel Américas S.A.) and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A (“Chilectra” and currently known as Enel Distribución Chile S.A). In the 1990s, Enersis diversified into electricity generation through our increasing equity stake in Endesa Chile, currently known as Enel Generación Chile S.A.

The 2016 Reorganization

During 2016, our shareholders carried out a reorganization process to separate the Chilean businesses from the non-Chilean businesses (the “2016 Reorganization”).

The first phase of the 2016 Reorganization involved the separation of the respective Chilean and non-Chilean electricity generation, transmission and distribution businesses of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), Chilectra and Enersis by means of a “demerger” under Chilean law and the subsequent distribution of the shares of the newly created entities to each company’s respective shareholders (collectively, the “Spin-Offs”). Following the approvals of the Spin-Offs by the shareholders of Enersis, Endesa Chile and Chilectra at their extraordinary shareholders’ meetings held on December 18, 2015, the “demerger” or separation of the businesses occurred on March 1, 2016 and the Spin-Offs were completed in April 2016, with the creation and public listing of the shares of the newly incorporated entities: Enersis Chile S.A. (“Enersis Chile”), Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”). As a result of the Spin-Offs: (i) Endesa Chile spun-off Endesa Américas, which held the non-Chilean businesses of Endesa Chile, (ii) Chilectra spun-off Chilectra Américas, which held the non-Chilean businesses of Chilectra and (iii) Enersis spun-off Enersis Chile, which holds the Chilean businesses of Enersis.

The second phase of the 2016 Reorganization involved the merger between the companies holding the non‑Chilean assets. On September 28, 2016, the respective shareholders of Enersis Américas S.A., Endesa Américas and Chilectra Américas  approved the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas S.A., with Enersis Américas S.A. continuing as the surviving company. The merger combined the non-Chilean generation, transmission and distribution businesses under a single holding company, with the aim of contributing to the simplification of the corporate structure of the group and providing benefits such as subsidiary cash leakage reduction, strategic interest alignment and increased decision-making and operational efficiencies. The merger became effective on December 1, 2016.

As part of this process, Enersis changed its name to Enersis Américas S.A. on March 1, 2016 and subsequently to Enel Américas S.A. on December 1, 2016, and on October 18, 2016 (i) Endesa Chile changed its name to Enel Generación Chile S.A.; (ii) Chilectra changed its name to Enel Distribución Chile S.A.; and (iii) Enersis Chile S.A. changed its name to Enel Chile S.A.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries, in order to optimize debt and liquidity management. Generally, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on the distribution business, related to network reliability, capacity improvement and new technology developments such as smart meters.

For the 2017-2019 period, we expect to make capital expenditures of Ch$ 888 billion in our subsidiaries, related to investments currently in progress, maintenance of our distribution network, maintenance of existing generation plants and in the studies required to develop other potential generation and distribution projects. For further detail regarding these projects please see “Item 4. Information on the Company — D. Property, Plants and Equipment— Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2017-2019 period and the capital expenditures incurred in 2016, 2015 and 2014:

	Estimated 2017-2019	2016	2015	2014
	(in millions of Ch$)
Capital Expenditure(1)	887,928	222,386	309,503	196,932

(1)Capex amounts represent effective payments for each year, except for future projections.

In the past, we reported a five‑year estimate of future capital expenses. However, while our planned investments go beyond the three years highlighted in this table, we are now reporting three years to be aligned with Enel’s three-year industrial plan that was disclosed in November 2016. For further information, please refer to “Item 4. Information on the Company — D. Property, Plants and Equipment. — Project Investments” and “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

Capital Expenditures for 2016, 2015 and 2014

Our capital expenditures in the last three years were principally related to the optimization of the 350 MW Bocamina II power plant, the construction of the 150 MW Los Cóndores power plant and maintenance of our current power plants. The Bocamina II power plant suspended operations in December 2013 due to environmental injunctions and resumed operations in July 2015. On April 2, 2016, the Environmental Qualifications Resolutions for “optimization” (environmental improvements) were approved. We expect to complete the improvements in 2018.

Investments currently in progress

In our generation business, material plans in progress include:

(i)

the optimization of Bocamina II, in connection with environmental improvements for the power plant (including coating of the fields of carbon, filters of biomass) and sustainability initiatives (including relocation programs for families living near the power plant, agreements with fishermen in order to support their economic activities in the Coronel Bay, funds that seek to develop sustainable projects agreed to with the local community); and

(ii)	Los Cóndores project, a 150 MW hydroelectric power plant located in the El Maule region, which began construction in 2014 with completion expected by the end of 2018.

A portion of our capital expenditures is reserved for maintenance, and for the assurance of quality and operational standards of our facilities.

In our distribution business, we plan to continue to expand our services and reduce energy losses in order to improve the efficiency of our facilities and profitability of our business. Our current distribution projects seek to increase the connections available to end customers.

Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation with all of our consolidated operations in Chile. Our core businesses are electricity generation and distribution, which we conduct through Enel Generación Chile and Enel Distribución Chile, as well as their subsidiaries.

We also participate in other activities which are not part of our core business. Since these non-core activities represent less than 1% of our 2016 revenues, we do not report them as separate business segments in this Report or in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,
Revenues	2016	2015	2014	Change 2016 vs. 2015
	(in millions of Ch$)			(in %)
Generation	1,659,727	1,543,812	1,220,566	7.5
Distribution	1,315,761	1,257,732	1,127,893	4.6
Other businesses and intercompany transaction adjustments	(433,921)	(402,515)	(299,393)	7.8
Total revenues	2,541,567	2,399,029	2,049,066	5.9

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 32 of the Notes to our consolidated financial statements.

Electricity Generation Business Segment

Our consolidated electricity sales in 2016 were 23,689 GWh and our production was 17,564 GWh, a 0.6% increase and a 4.0% decrease, respectively, compared to 2015.

As of December 31, 2016, we accounted for 29% of Chile’s total generation capacity, measured by the installed capacity, as published by the CDEC. Hydroelectric installed capacity represents 54.6% of our total installed capacity in Chile, thermoelectric represents 44.2% and wind power represents 1.2%.

For additional detail on our historical capacity see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

The following tables summarize the information relating to our electricity generation:

ELECTRICITY DATA

	Year ended December 31,
	2016	2015	2014
Number of generating units(1)	111	111	111
Installed capacity (MW)(2)	6,351	6,351	6,351
Electricity generation (GWh)	17,564	18,294	18,063
Energy sales (GWh)	23,689	23,558	21,156

(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plants and Equipment — Property, Plant and Equipment of Generating Companies.”
(2)

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

In the electricity industry, it is common to divide the business into hydroelectric, thermoelectric and other generation, because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers that normally has minimal variable costs. Of our total consolidated generation in 2016, 51.7% was from hydroelectric sources, 47.7% was from thermal sources, and less than 1% was from wind energy, which is generated by the Canela I and Canela II wind farms, which are subsidiaries of GasAtacama Chile (the continuing company of Celta after their merger on November 1, 2016).

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2016		2015		2014
	Generation	%	Generation	%	Generation	%
Hydroelectric	9,078	51.7	11,842	64.7	11,561	64.0
Thermal	8,379	47.7	6,314	34.5	6,344	35.1
Other generation(1)	107	0.6	138	0.8	158	0.9
Total generation	17,564	100	18,294	100	18,063	100
(1)	Other generation refers to the generation from the Canela I and Canela II wind farms.

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

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2016		2015		2014
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	18,516	78.2	17,622	74.8	15,838	74.9
Unregulated customers	4,321	18.2	4,319	18.3	4,065	19.2
Total contracted sales(1)	22,838	96.4	21,940	93.1	19,903	94.1
Electricity pool market sales	852	3.6	1,618	6.9	1,254	5.9
Total electricity sales	23,689	100	23,558	100	21,157	100
(1)	Includes the sales to distribution companies not backed by contracts.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are established. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This involves an increase of the total fuel cost and the costs of its transportation to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, which requires us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine an estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, mountain snow and ice which is expected to melt, hydrological levels, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Seasonality

While our core business is subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, materially affect our operating results and financial condition.

The generation business is affected by seasonal changes throughout the year. During normal hydrological years, snow melts typically occur during the warmer months of October through March. These snow melts increase the level in our reservoirs. The months with most precipitation are typically May through August.

When there is more precipitation, hydroelectric generating facilities can accumulate additional water to be used for generation. The increased level of our reservoirs allows us to generate more electricity with hydro power plants during months in which marginal electricity costs are lower.

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

Operations

We own and operate a total of 111 generation units in Chile both directly and through our subsidiaries, GasAtacama Chile and Pehuenche. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 54.6% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,808 MW, representing 44.2% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1.2% of our total installed capacity in Chile. All of our generation units are connected to the SIC, except for eight of GasAtacama Chile’s thermoelectric generation units which are connected to the SING in northern Chile.

For information on the installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Our total gross electricity generation in Chile (including the SIC and the SING) accounted for 23.9% of total gross electricity production in Chile during 2016.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2016	2015(1)	2014(1)
Enel Generación Chile	11,538	10,450	10,092
Pehuenche	2,369	2,959	2,902
Celta(1)	—	3,614	4,553
GasAtacama Chile(1)	3,657	1,270	516
Total	17,564	18,294	18,063
(1)	In November 2016, Celta was merged into GasAtacama Chile.

In 2016, Chilean reservoirs reached 3,049 GWh of energy equivalent, a 1,360 GWh decrease, or 30.8%, compared to 4,409 GWh in 2015. In 2014, the energy equivalent was 3,886 GWh. The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2016		2015		2014
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	8,815	50.2	11,557	63.2	11,271	62.4
Thermal generation	8,379	47.7	6,314	34.5	6,344	35.1
Wind generation – NCRE(1)	107	0.6	138	0.8	158	0.9
Mini-hydro generation – NCRE(2)	263	1.5	285	1.6	289	1.6
Total generation	17,564	100	18,294	100	18,063	100

(1)	Electricity generated by the Canela I and Canela II wind farms.
(2)	Electricity generated by the Palmucho and the Ojos de Agua mini-hydroelectric plants.

Water Agreements

Water agreements refer to the right of a user to use water from a water source, such as a river, stream, pond or groundwater. In times of good hydrological conditions, water agreements are generally not complicated or contentious. However, in times of poor hydrological conditions, water agreements protect our ability to use water resources for hydroelectric generation.

Through our subsidiaries, we have three agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently.  Two of them are agreements between Enel Generación Chile and the Chilean Water Works Authority (“DOH” in its Spanish acronym) and are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. Enel Generación Chile signed the first agreements with the DOH with respect to Laja Lake and Maule Lagoon on October 24, 1958 and September 9, 1947, respectively. Both basins have been severely impacted by drought conditions and high consumption over the past several years. As a result, during recent years, Enel Generación Chile and the DOH signed supplementary agreements that apply for special irrigation periods depending on hydrological conditions. These agreements will allow the Laja Lake and Maule Lagoon reservoirs to recover their accumulated water levels and to preserve water use for future years.  The third agreement was signed in September 2016 between our subsidiary Pehuenche and the Canal Melado irrigators in the Maule basin to optimize the use of the water during the drought periods.  These agreements allow us to use the water more efficiently and to avoid further litigation with the local community, especially with farmers.

Thermal Generation

Our thermal electric generation facilities mainly use LNG, coal and to a lesser extent, diesel. This allows us to use other fuels if the price of LNG is too high, if there is a shortage of supply, or if there is another circumstance that makes LNG unavailable. In order to satisfy our natural gas and transportation requirements, we signed long-term gas contracts with suppliers that establish maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies. Currently, we use Gasoducto GasAndes S.A. (an unaffiliated entity) and Electrogas S.A. (our associate until February 2017) as our suppliers. Since March 2008, all of our natural gas units operate using natural gas or diesel and since December 2009, San Isidro, San Isidro 2 and Quintero power plants operate using LNG.

The contract for LNG is the largest supply contract and it is based on long-term agreements between Enel Generación Chile and the Quintero LNG Terminal (“GNLQ terminal”) for regasification services and British Gas for supply. In July 2013, Enel Generación Chile renegotiated the LNG Sale and Purchase Agreement with British Gas and modified some conditions of the original contract. Enel Generación Chile’s current LNG Sale and Purchase Agreement with British Gas runs through 2030 and is indexed to the Henry Hub/Brent commodity prices. We receive 29.7 TBtu of gas annually, and the contract provides the flexibility to purchase an additional amount between 23.6 TBtu and 24.6 TBtu. There are contingencies in the contract that would allow cancellations (for a fee), and deviations, under certain conditions. We are not dependent on any one particular source of LNG, as long as the LNG meets the contracted specifications.

The Terminal Use Agreement, between Enel Generación Chile and the GNLQ terminal, is the most relevant for our LNG supply and is sufficient to meet our current needs. This contract runs through 2035, has a fixed pricing structure of 10% return on assets plus a marketing fee and allows us, through GNL Chile, to access additional supply from the spot market, if needed.

These contracts allow us to secure its long-term LNG supply at competitive prices, with significant flexibility and the addition of new capacity sufficient for our current and potential needs.

Enel Generación Chile also exercised a priority right to purchase additional regasification capacity as part of an expansion of the GNLQ terminal. This allowed us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day since first quarter of 2015. This additional capacity allows our San Isidro and Quintero facilities to provide additional thermal generation, to secure the regasification for future power plants, as well as develop new businesses, such as the lease agreement signed with Gener in 2015, which has allowed us to generate energy utilizing our additional capacity of LNG in Gener’s Nueva Renca combined-cycle power plant.

In September 2016, Enel Generación Chile completed the sale of its 20% equity interest in GNL Quintero S.A. to Enagás Chile S.p.A., but retained our contracted capacity for LNG supply.

In 2016, Enel Generación Chile, together with ENAP and Metrogas exported 274 million cubic meters of natural gas from the GNLQ terminal to Argentina during the winter through an existing transport infrastructure, which includes the LNG satellite stations and the pipeline network used to transport gas from Argentina to Chile from the late 1990’s until 2006. Enel Generación Chile contributed 57% of the gas volume. This export was unprecedented and considered a milestone in natural gas commercialization.

We also contracted capacity in the LNG truck loading facility (“TLF”) in the GNLQ terminal through Enel Generación Chile, which has allowed us to sell natural gas to industrial customers since August 2014. During 2014, a 20-year agreement was signed with GasValpo (a gas distribution company) to distribute natural gas using the TLF for new customers in various cities in Chile. The first stage began operations in August 2015 to supply the city of Talca (270 km south of Santiago) and later in 2015 to supply the cities of Coquimbo and La Serena (both approximately 475 km north of Santiago) and Los Andes (84 km south of Santiago). In May 2016, we began to operate a new satellite station to supply Intergas, a distributor in the city of Temuco (700 km south of Santiago). Other plants are currently in construction and will start to operate in 2017, which will strengthen our position in the LNG distribution business to industrial customers.

During 2016, Enel Generación Chile signed the Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG, becoming one of the main suppliers in the zone. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants that are part of the SING.

During 2016, 1,263 kilotons of coal were consumed by the Tarapacá and Bocamina power plants, an increase of 540 kilotons compared to 2015. The higher coal consumption is mainly due to the return of the Bocamina I and II units to normal operating conditions in 2016, after they were stopped for 8 and 18 months, respectively, until July 2015, due to judicial issues affecting the power plants.

Generation from NCRE sources

Under Chilean law, power generation companies must derive a minimum amount of their energy sales from NCRE. This minimum amount depends on the date of execution of the sale contract and ranges from zero, for those signed prior to 2007, to 20% for those signed starting in July 2013. Currently, our Canela wind farms, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We have fully complied with the applicable NCRE generation requirements since the promulgation of the law. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through costs in our new contracts, which mitigates the impact to our operating income.

Electricity sales and generation

The total industry electricity sales increased 1.6% during 2016 as compared to 2015, with a sales increase of 1.9% in the SIC and of 0.4% in the SING, as set forth in the following table:

ELECTRICITY SALES PER SYSTEM (GWh)

	Year ended December 31,
	2016	2015	2014
Electricity sales in the SIC	50,516	49,581	49,066
Electricity sales in the SING	16,960	16,887	15,785
Total electricity sales	67,476	66,468	64,851

Our electricity sales reached 23,689 GWh in 2016, 23,558 GWh in 2015 and 21,157 GWh in 2014, which represented a 35.1%, 35.4% and 32.6% market share, respectively. The percentage of the energy purchases to comply with our contractual obligations to third parties increased by 16.4% in 2016 when compared to 2015 primarily due to more sales to regulated customers.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2016		2015		2014
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	17,564	74.1	18,294	77.7	18,063	85.4
Electricity purchases	6,125	25.9	5,264	22.3	3,094	14.6
Total	23,689	100	23,558	100	21,157	100

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

In 2016, 2015 and 2014, we had 46, 41 and 46 customers, respectively. In 2016, our customers included 23 distribution companies in the SIC and 23 unregulated customers.

In addition, through our subsidiary, GasAtacama Chile, we began electricity exports to Argentina in February 2016. During 2016, 103.9 GWh were exported to Argentina using the AES Gener S.A. (“Gener”) transmission line that connects Mejillones, Chile and Salta, Argentina. The most significant supply contracts with regulated customers are with our subsidiary Enel Distribución Chile and with Compañía General de Electricidad S.A. (“CGE”), an unaffiliated entity. These are the two largest electricity distribution companies in Chile in terms of sales.

The following table sets forth our public contracts with electricity distribution companies in the SIC for their regulated customers as of December 31, 2016:

	Year ended December 31,
	(in GWh)
Company	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Enel Distribución Chile	7,601	7,824	7,971	8,018	6,851	7,682	6,426	6,427	5,592	3,937	3,937	2,452	2,452	2,452
CGE	7,075	6,973	6,814	5,951	6,067	6,558	6,778	6,524	2,432	2,055	2,055	2,055	2,055	2,055
Chilquinta	1,792	1,856	1,913	1,941	1,915	2,183	2,135	1,739	967	933	548	548	548	548
Saesa	2,552	2,368	2,322	735	761	1,950	1,684	1,607	987	863	863	863	863	863
Total	19,020	19,021	19,020	16,645	15,594	18,373	17,023	16,297	9,978	7,788	7,403	5,918	5,918	5,918

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

For the year ended December 31, 2016, our principal distribution customers were (ordered alphabetically): CGE, Chilquinta, Emel group, Enel Distribución Chile and Saesa group. Our principal unregulated customers were (ordered alphabetically): Caserones, Compañía Minera Carmen de Andacollo, Compañía Minera Collahuasi and Minera Valle Central.

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (“Colbún”). According to the CDEC-SIC in 2016, in the SIC, Colbún had an installed capacity of 3,301 MW, of which approximately 53.2% was thermoelectric and Gener and its subsidiaries had an installed capacity of 2,756 MW, of which 89% was thermoelectric. In addition, there are a number of smaller entities with an aggregate installed capacity of 5,999 MW that generate electricity in the SIC.

As of December 31, 2016, our primary competitors in the SING were Engie (formerly named GDF Suez Group) and Gener, which have 1,971.7 MW and 1,405 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant and the 780 MW GasAtacama Chile thermal plant.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC is from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our installed thermal capacity benefits from access to gas from the GNLQ terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to comply with our contractual obligations.

Directly and through our subsidiaries, we are the principal generation operator in the SIC, with 32.3% of the total installed capacity and 42.7% of the electricity energy sales in this system in 2016.

In the SING, our subsidiary GasAtacama Chile, accounted for 18.4% of the total installed capacity and 12.4% of the electricity energy sales in this system in 2016.

Electricity Distribution Business Segment

We are one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets and energy sales, through our 99.1% economic interest in Enel Distribución Chile.

We operate in a concession area of 2,105 square kilometers, under an indefinite concession granted by the Chilean government. We transmit and distribute electricity in 33 municipalities in the Santiago metropolitan region. Our service area is primarily defined as a densely populated area under the Chilean tariff regulations, which govern electricity distribution companies and includes all residential, commercial, industrial, governmental, and toll customers. The Santiago metropolitan region, which includes the capital of Chile, is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. As of December 31, 2016, we distributed electricity to approximately 1.8 million customers. Energy losses were 5.3% in both 2016 and 2015.

For the year ended December 31, 2016, residential, commercial, industrial and other customers, who are primarily municipalities, represented 28%, 32%, 16% and 24%, respectively, of our total energy sales of 15,924 GWh, which is an increase of 0.2% in comparison with the same period in 2015.

The following table sets forth our principal operating data for each of the periods indicated:

	Year ended December 31,
	2016	2015	2014
Electricity sales (GWh)	15,924	15,893	15,690
Residential	4,442	4,329	4,256
Commercial	5,075	5,157	4,983
Industrial	2,536	2,674	2,818
Other customers(1)	3,871	3,733	3,633
Number of customers (thousands)	1,826	1,781	1,737
Residential	1,634	1,593	1,555
Commercial	142	139	135
Industrial	13	12	12
Other customers	37	37	35
Energy purchased (GWh)(2)	16,803	16,772	16,571
Total energy losses (%)(3)	5.3%	5.3%	5.3%

(1)	The data for other customers includes tolls.
(2)	During 2016, 2015, and 2014, we acquired from Enel Generación Chile 39%, 38% and 35%, respectively, of our electricity purchases.
(3)

Energy losses are calculated as the percent difference between energy purchased and energy sold excluding tolls and energy consumption not billed (GWh) within a given period Losses in distribution arise from illegally tapped lines as well as technical losses.

For the year ended December 31, 2016, our principal unregulated customers were (ordered alphabetically): CIAL Alimentos S.A., Empresa Depuradora de Aguas Servidas Mapocho-Trebal Limitada, Entel S.A., Gerdau Aza S.A., Grupo Cencosud, Grupo Mall Plaza S.A., Linde Gas S.A., Metro S.A., Nestle Chile S.A., Parque Arauco S.A., Praxair Chile Ltda, SCA Chile S.A., Terminal Aéreo de Santiago (SCL), Watt’s S.A. and Wenco S.A.

For the year ended December 31, 2016, the collection rate was 100.2%, compared to 98.0% during the same period in 2015.  The 2016 collection rate was more than 100% due to the collection of unpaid bills from previous years.

For the supply to regulated distribution customers, we have entered into contracts with the following generation companies: Enel Generación Chile, our subsidiary, as well as the unaffiliated companies Gener, Colbún, Guacolda S.A. and Panguipulli S.A., EE Carén S.A., Santiago Solar S.A., Acciona Energía Chile Holdings S.A., Engie, Central El Campesino S.A., Norvind S.A., Abengoa Generación Chile S.A. Chungungo, Pelumpén S.A., EE ERNC-1 S.A., Energía Cerro El Morado S.A., San Juan S.A., SPV P4 S.A. Amunche Solar Spa, Aela Generación S.A., Abengoa Generación Chile Dos S.A., SCB II Spa and Ibereólica Cabo Leones I S.A.

In 2016, the distribution companies of the SIC jointly submitted a 12,430 GWh/year bid for the period of 2021 through 2040, of which approximately 4,300 GWh/year was submitted  by Enel Distribución Chile. In August 2016, all of the electricity supply in the bidding process was awarded to 22 companies. The following generation companies, ranked by amount awarded, were the principal awarded companies: Enel Generación Chile, Ibereólica Cabo Leones II S.A, Camán Eólica Spa, Coihue Eólica Spa, Esperanza Eólica Spa, Acciona Energía Chile Holdings S.A., Cerro Tigre Eólica Spa and Tchamma Eólica Spa.

For the supply to unregulated distribution customers, Enel Distribución Chile has contracts with the following generation companies: Duke Energy International Duqueco SpA, Colbún , Hidroeléctrica La Higuera S.A., Hidroeléctrica La Confluencia S.A., Guacolda S.A., Pacific Hydro Chacayes S.A., KDM Energía S.A and Enel Green Power Chile Ltda, a subsidiary of our controlling company.

Enel Distribución Chile’s tariff is under review. Once the review is completed and the tariff is established, it will be in effect for the 2016-2020 period and will be applied retroactively to November 2016.

Seasonality

The distribution business is directly influenced by seasonal changes in energy demand. Although the price at which a distribution company purchases electricity can change seasonally and has an impact on the price at which it is sold to end users, it does not have an impact on our profitability since the cost of electricity purchased is passed to end users through tariffs that are set for multi-year periods. In general, moderate temperatures reduce the need for electric heating and air conditioning. During 2016, the effects of moderate temperatures (neither extremely cold nor hot) in Santiago negatively impacted our residential customers’ per capita consumption, which represented 28% of our electricity distribution during 2016.

Non-Electricity Businesses

Servicios Informáticos e Inmobiliarios Ltda.

Servicios Informáticos e Inmobiliarios Ltda. (“SIEI”), a wholly-owned subsidiary, is a business that provides consulting services in the fields of technology, information and computer services, telecommunications, data transmission and also develops real estate projects in Chile. It accounts for less than 1% of our revenues, income and assets.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the Chilean electricity regulatory framework by business segment.

Gx	Unregulated Market	Spot market with costs audited by the regulator
Gx	Regulated	Node price public auction for up to 20 years
	Capacity	Income based on power contributions during peak demand
Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators
Dx	Law	Administrative Concession (indefinite duration)
	Expansion	Undefined
	Tariff review	Every 4 years
Td	Unregulated customers	> 5 MW
	Unregulated market (%)	≈ 30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Td: Trading

Industry Overview and Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution. These business segments are carried out by publicly listed private sector companies, in which generators can also trade energy with unregulated customers. The state’s role is limited to regulation, supervision and indicative investment planning through non-binding recommendations in the case of generation. In the transmission segment, investment planning and construction bidding processes are binding.

The following chart shows the relationships among the various participants in the Chilean electricity market:

The generation segment is comprised of a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market, which operates under market-driven conditions. Generation plants sell their energy through contracts to distribution companies, who in turn serve the regulated market, to unregulated customers and to other generation companies. Generators sell surpluses on the spot market. The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from generators’ production points to the centers of consumption or distribution. In Chile, transmission is defined as the conveying of electricity over lines or substations with a voltage or tension higher than 23 kV. The transmission system operates under open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as the electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their capacity, as follows: (i) new unregulated customers as of 2016 with connected capacity of over 5,000 kW (existing customers who were formerly subject to the lower 2,000 kW threshold prior to 2016 will be grandfathered as of 2019); (ii) regulated customers with connected capacity up to 500 kW; and (iii) customers that choose either a regulated tariff or an unregulated regime for a minimum period of four years, available to customers whose connected capacity falls in the range of 500 kW to 5,000 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE (“Comisión Nacional de Energía”), and unregulated customers that have agreements with generators or distributors, which terms are freely negotiated and agreed upon.

In Chile, there are four separate interconnected electricity systems. The main systems in Chile are the SIC and the SING. The SIC services the central and south central part of the country, where 92.2% of the Chilean population lives. The SING, which operates in the northern part of the country and where most of the mining industry is located, is where 6.3% of the Chilean population lives (according to the 2015 CDEC-SIC annual report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 1.5% of the population lives.

In January 2014, Law No 20,726 approved the interconnection between the SIC and the SING.  The interconnection is being built by GDF SUEZ and is expected to be completed by 2019.  Once in place, energy generated in one system will be able to cover a portion of any shortfalls in the other system.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch centers, the CDEC-SIC and the CDEC-SING, independent entities that coordinate generators, transmission companies and large customers. Each CDEC coordinates the operation of its system with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system. The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

The Energy Agenda

In May 2014, the Chilean government announced the Energy Agenda, establishing a plan to create and execute a long-term energy policy. The Energy Agenda presents several lines of action and goals to achieve in the short, medium and long term. These objectives are lower energy prices, the incorporation of non-conventional renewable energy sources (“NCRE”) and promotion of the efficient use of energy.  In Chile, NCRE refers to power from wind, solar, geothermal, biomass, ocean (movement of tides, waves and currents, as well as the ocean’s thermal gradient) and mini-hydro plants under 20 MW.

The Energy Agenda includes a program of legal initiatives to achieve those goals. Among the subjects to be addressed by the program are: “Amendments to the legal framework for procurement of electricity for regulated customers” (January 2015), “Amendments to the legal framework of the electricity transmission systems” (July 2016), and “Energy Efficiency Law” (expected to be enacted during 2017).

As part of the Energy Agenda, Decree 148 (“Energía 2050 Política Energética de Chile”) was signed on December 30, 2015. Decree 148 approves the new long-term strategy for the electricity sector, which aims to (i) improve electricity service for the impoverished, (ii) have 70% of national electricity generation come from NCRE and (iii) ensure that all new construction will incorporate energy control systems and smart energy management by 2050.

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

The Chilean Ministry of Environment is responsible for the development and application of regulatory and policy instruments that provide for the protection of natural resources, the promotion of environmental education and the control of pollution, among other matters. It is also responsible for administering the environmental impact assessment system at the national level, coordinating the preparation of environmental standards and establishing the programs for compliance with those standards.

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

There are also other entities related to the energy sector: the Chilean Nuclear Energy Commission is in charge of research, development, use and control of nuclear energy, the Chilean Energy Efficiency Agency is in charge of promoting energy efficiency, and the Center for Innovation and Promotion of Sustainable Energies is in charge of strategic programs and projects with public financing for innovation and promotion of sustainable energies.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization had been carried out during the period from 1970 to1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private sector capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

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

DFL 1 was published in 1982 and has had few important changes since then to deal with droughts, encourage investments in transmission lines and to create long-term contracts between generation and distribution companies as part of a bid process. The present law was restated as DFL 4 of 2006, and has been supplemented with a series of regulations and standards.

In January 2015, the Chilean Congress approved amendments to the legal framework for procurement of electricity by regulated customers. Among the principal changes introduced in these amendments, were:

•	Increased CNE participation in the development of tenders.
•	Additional time to call for tenders: five years in advance.
•

Allocation mechanism: Will be awarded to the lowest prices offered. These prices will be limited by a capped price that will be deemed as a reserve price and keep private until the bid price is public.

•

Reduced risk: Providers of electricity have the ability to postpone delivery of electricity in the event there are delays due to well-founded reasons not attributable to the tenderer and to request a price review, indexed to the conditions prevalent at the time at which the energy is delivered.

•

Short-term contracts: Short-term procurement contracts (up to three years), with an advance of one year, have a minimum price equal to the average market price plus 50%. Additionally, within specified ranges from the average marginal cost price, marginal cost will be used.

•

Non-contracted energy: All generators within a particular system will be required to offset energy supply contract deficits in proportion to the energy they inject into the system. Each generator will receive the higher of the short-term node price or variable cost of the plant. When energy without contracts exceeds 5% of the total regulated supply, the excess will be paid by distribution companies at a price equal to marginal cost. In turn, these marginal costs will be passed on to end customers.

•

Customers are classified according to their capacity, as follows: (i) new unregulated customers as of 2016 with connected capacity of over 5,000 kW (existing customers who were formerly subject to the lower 2,000 kW threshold prior to 2016 will be grandfathered as of 2019); (ii) regulated customers with connected capacity up to 500 kW; and (iii) customers that choose either a regulated tariff or an unregulated regime for a minimum period of four years, available to customers whose connected capacity falls in the range of 500 kW to 5,000 kW.

In 2016, transmission Law 20,936 restructured the electricity transmission system operation. The main provisions included are:

•

Functional redefinition of Transmission Systems, which will now be classified into National Transmission Systems, Zonal, Dedicated Systems, development poles and international interconnections. The creation of a single independent national coordinator, who will replace the current CDEC-SING and CDEC-SIC dispatching operators as of January 2017;

•	A new remuneration mechanism for assets with a progressive shift of all costs from generators to the end customers; and
•	Government assumes a main role in planning reinforcement and expansion of the grid.

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

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase transparency associated with us and our subsidiaries Enel Generación Chile and Enel Distribución Chile. The TDLC’s Resolution 667 requires that for all three of these companies:

•	board members must be elected from different and independent groups;
•	the external auditors must be different for local statutory purposes;
•	electricity generation and distribution activities cannot be merged; instead, Enel Chile must continue to keep separate both business segments and manage them as independent business units; and
•

all three companies must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

Enel Américas, as the continuing company following the spin-off of Enel Chile in 2016, is also subject to the restrictions of Resolution 667. However, these antitrust restrictions are not applicable between Enel Chile and Enel Américas.

Additionally, in October 2012, FNE Official Letter 1479 imposed additional antitrust restrictions which have the following implications for the current Enel Generación Chile:

•	the controlling shareholders of Enel Generación Chile should refrain from designating as directors any persons who may have been directors of Enel Distribución Chile during the prior term; and
•

Enel Generación Chile’s management should refrain from designating employees in first and second level positions who may have held the same positions in Enel Distribución Chile during the six months prior to their designation.

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

Dispatch and Pricing

In each of the two major electric systems, the pertinent CDEC coordinates the operations of generation companies, in order to minimize the operating costs in the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market. As of January 2017, a single independent national coordinator replaced the two CDECs.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to distribution companies, unregulated end customers or to other generation companies under freely negotiated contracts. To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC based on the lowest cost of production of the last kWh dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Under Law 20,018 (Ley Corta II), enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. In January 2015, Law 20,805 amended the bidding process for supplying electricity to regulated customers. These amendments, among others, changed the anticipation required for the bidding process from three to five years, extended the maximum contract period from 15 to 20 years, adopted a capped price known as “reserve price” that is kept private until the bid price is made public, and allowed for the possibility to review the price awarded during the supply period, setting new procedures to assign energy without contracts and to regulate the short-term bidding process.

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

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law 20,257 amended the General Electric Services Law. The purpose of the amendment was to promote the development of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007 to be of a certain type, and to progressively increase this percentage by 0.5% annually up to a minimum of 10% by 2024.

On October 22, 2013, Law. 20,698 was adopted to promote the use of NCRE and modify the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. For contracts signed between 2007 and 2013, the target is 10% by 2024, while for contracts beyond 2013 the target is 20% by 2025.

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

The Chilean Congress is currently discussing amendments to the Water Code with the objective of making water use for human consumption, household subsistence and sanitation a high priority. On November 22, 2016, the Chilean House of Representatives approved an amendment which is currently being evaluated by the Water Resources, Desertification and Drought Commission of the Chilean Senate. The main aspects of the amendments are as follows:

•

Granting of new water rights which would be limited to a maximum period of 30 years and extendable, unless the Chilean Water Authority proves the ineffective use of resources. The extension shall be effective only for used water rights.

•	The expiration of new non-consumptive water rights that were granted by law, if the holder does not exercise the right of use within eight years.
•

The expiration of new non-consumptive water rights already granted, if the user does not effectively use the rights within a period of eight years from the date of enactment of the new Water Code. The term can be extended for up to four years only in justified cases such as delays in obtaining permits or environmental approvals.

•

In April 2017, the President modified this amendment stating that the preservation of water environmental flows to protect the ecosystem only applies to future water rights for both consumptive and non-consumptive water use, which would reduce the water availability for generation purposes.

Regulation of Distribution Companies

Concessions

Distribution service concessions give the right to use public areas for building distribution lines. The concessions are given by the Chilean Ministry of Energy for an undefined period. Distribution companies have the obligation to serve and connect the customers that make the requirement in the concession area. The president of Chile can declare a concession expired if the quality of service does not meet certain minimum standards.

Energy Purchases

Since 2005, with the enactment of the law “Ley Corta II,” energy sales between generation and distribution companies have been made by an international auction process. After the last modification of the law (Law 20,805 – 2015), the auctions of all distribution companies are managed by the CNE. The auctions are based on distribution companies’ projections of energy demand for the coming years. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In addition, the modifications of the law establish a mechanism to supply the excess demand that is not covered by the contract.

Distribution Tariffs to End Customers

Tariffs charged by distribution companies to end customers are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge, and the value added from distribution of electricity (“VAD”), which allows distribution companies to recover their investment and operating costs, including a return on investment, which is set by law. The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole. The transmission charge reflects the cost paid for electricity transmission and transformation.

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

Generation costs are passed on to distributors end consumers through the “Average Node Price” stated in government’s price decrees. The Average Node Price is adjusted in three instances: (1) every six months, in January and July of each year, based on local and international indexes; (2) upon the entry of a new supply contract with any distribution company; and (3) upon indexation of a supply contract in excess of 10%.

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

At the end of 2015, the CNE set the typical distribution areas, and started the process for setting distribution tariffs for 2016-2020. In March 2016, Enel Distribución Chile engaged a consultant to calculate its one-third weighting of the VAD, while the CNE must provide its value for its two-thirds weighting. The study was delivered to the CNE on September 5, 2016.

Associated Electrical Services

In 2013, the CNE concluded the tariff setting process for 25 regulated associated services (which include meter rental, disconnection and reconnection of service, among others). These new prices were applied starting March 14, 2014 and will remain in effect until the publication of a new decree, which was initially expected in November 2016. Currently, this tariff setting process is not concluded and it is expected to be completed in 2017.

Incentives and Penalties

Distribution companies may be required to compensate end customers in the case of electricity shortages that exceed the authorized standards. These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the so-called “failure cost.”

Transmission Regulation

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years, a study is carried out to evaluate the existing system and to define the expansion plan. On July 31, 2015, the last study was delivered to the CNE. In February 2016, the Chilean Ministry of Energy promulgated Decree 23T, which defines the current value of the existing lines to be remunerated for the period from 2016 to 2019. The main transmission system is paid for generators and customers.

According to the General Electricity Services Law, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation and is responsible for the maintenance and improvement of its facilities.

In July 2016, Transmission Law No 20,936 restructured electrical transmission system operations, introducing a single independent national coordinator that replaces the current CDECs (notwithstanding the existence of some intermediate and isolated electrical systems). In addition, the government assumes the main role in the planning of the transmission system, including the tender process. Among other aspects of the law, open access is extended to all transmission facilities. It unites the process of the transmission facility qualification process of each segment into a single process, and modifies the remuneration mechanism by means of the application of a stamped rate of charge of the demand. The new independent national coordinator will take the CDECs’ responsibilities and assume its new functions dated prior to July 2018, by which time the process will be fully operative.

Zonal Transmission System Regulation

The Transmission Law redefines the previous subtransmission system as the Zonal Transmission System. The Zonal Transmission Systems are defined as voltage lines exceeding 23 kV and are grouped geographically. There are six zonal systems defined by decree. The zonal systems are paid mainly by customers according to the tariffs fixed by decree of the Chilean Ministry of Energy. Zonal tariffs remunerate the Zonal Transmission Annual Value, which is calculated every four years in a process carried out by the government. The annual value of each system includes efficient operation, maintenance, administration costs and annual valuation of real investments, which are valued as new, and uses a discount rate determined by the CNE. The discount rate is calculated using a CAPM model with a minimum value of 7% after tax. If major discrepancies are discovered between the government and zonal companies, an expert panel will resolve them based on technical aspects.

In April 2013, Decree 14 was promulgated, which established a tariff schedule for 2011 through 2014. During 2014, studies were developed to set tariffs for zonal systems. The results of these studies should have been applied at the beginning of 2015. However, the authority ruled that the current values will remain in effect for an additional year. Subsequently, with the application of Law 20,936, the current values will remain in effect for another two additional years, until 2018.

On September 30, 2016, in accordance with the definitions of the Transmission Law, Enel Distribución Chile delivered the updated and supplemented list of zonal assets as of December 31, 2015 of the Stx-D system (the zonal system that includes the Enel Distribución Chile assets) and the summary report valuation of the annual investments and costs of operation, maintenance and administration of these installations, for their consideration in the determination of the annual value of the zonal transmission systems for the 2018 – 2019 period. Currently, the CNE is reviewing this information to prepare a technical document.

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

Environmental Law 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law requires companies to conduct an environmental impact study (“EIA” in its Spanish acronym) and a declaration of any future generation or transmission projects.

In January 2010, Law 19,300 was modified by Law 20,417, which introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment. Environmental assessment processes are coordinated by this entity and by the Environmental Assessment Service. In June 2011, the Ministry of Environment published Decree 13, emission standards for thermoelectric plants applicable to generation units of at least 50 MW. The objective of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment. Existing emission sources are required to meet emission limits as established in the regulation for MP emissions and for SO2 and NOx emissions by June 2015 in highly polluted areas and by June 2016 elsewhere.

In June 2012, Law 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts, all of which are in operation.

On December 28, 2012, the Superintendence of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

On September 10, 2014, Law 20,780 was enacted and included charges for the emission of MP, NOx, SO2 and CO2 into the atmosphere. For CO2 emissions, the charge is US$ 5 per emitted ton (not applicable to renewable biomass generation). MP, NOx and SO2 emissions will be charged the equivalent of US$ 0.10 per emitted ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located and an additional fee of US$ 0.90 per ton of MP emitted, US$ 0.01 per ton of SO2 emitted and US$ 0.025 per ton of NOx emitted. This tax will be in effect beginning in 2018, taking into account the previous year’s emissions.

As of December 31, 2016, all thermal plants of Enel Generación Chile and its subsidiary GasAtacama Chile have established methodologies to measure emissions during 2017 and pay related taxes, in line with the requirements of the Environmental Superintendence of Chile.

Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C. Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel, our Italian ultimate controlling shareholder, which beneficially owns 60.6% of our shares. Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 84 GW and distributes electricity and gas through a network covering 1.9 million kilometers. With over 61 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel publicly trades on the Milan Stock Exchange.

The companies listed in the following table were consolidated by us as of December 31, 2016. In the case of subsidiaries, economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries	% Ownership of Each Main Subsidiary by Enel Chile	Consolidated Assets of Each Main Consolidated Entity	Revenues and Other Operating Income of Each Main Subsidiary
	(in %)	(in billions of Ch$)
Electricity Generation
Enel Generación Chile(1)	60.0%	3,399.7	1,659.7
Electricity Distribution
Enel Distribución Chile	99.1%	1,074.3	1,315.8
Other non-electricity businesses
SIEI	100.0%	69.2	10.9

(1)	Enel Generación Chile consolidates all generation facilities in Chile.

Generation Business

Enel Generación Chile

Enel Generación Chile is a Chilean electricity generation business, which has a total installed capacity of 6,351 MW as of December 31, 2016, with 28 generation facilities. Of the total installed capacity, 54.6% is from hydroelectric power plants and includes, among others, Ralco with 690 MW, Pehuenche with 570 MW, El Toro with 450 MW, Rapel with 377 MW, and Antuco with 320 MW. Nearly 77% of its thermoelectric facilities are gas/fuel oil power plants, and the remaining are coal-fired steam power plants. Our economic interest in Enel Generación Chile is 60.0%.

GasAtacama Chile

GasAtacama Chile, a generation company located in northern Chile, which contains a four-unit combined-cycle 780 MW power plant and a natural gas pipeline which connects to Argentina. In April 2014, Enel Generación Chile acquired a 50% ownership interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”). As a result, Enel Generación Chile owned a controlling equity interest in GasAtacama Holding, and GasAtacama Holding merged into GasAtacama Chile, the surviving company, on November 1, 2016 through Celta. Since May 1, 2014, we have fully consolidated GasAtacama Chile in our consolidated financial statements.

During the second half of 2016, we carried out a corporate simplification process, which involved several mergers, including the merger of Celta into GasAtacama Chile, the legal surviving company. As of December 31, 2016, GasAtacama Chile also owns the following power plants: Tarapacá, San Isidro, Pangue, Canela I and II and Ojos de Agua, which have an aggregate capacity of 1,115 MW as of December 31, 2016.

We beneficially own 61.0% of GasAtacama Chile, with 58.4% from our indirect equity interest through Enel Generación Chile, which owns 97.4% of GasAtacama Chile, and the remaining 2.6% from our direct ownership.

Pehuenche

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. Enel Generación Chile holds 92.7% of the economic interest in Pehuenche. We beneficially own a 55.6% economic interest in Pehuenche, through Enel Generación Chile.

Distribution Business

Enel Distribución Chile

Enel Distribución Chile is one of the largest electricity distribution businesses in Chile as measured by the number of regulated customers, distribution assets and energy sales. Enel Distribución Chile operates in a concession area of 2,105 square kilometers in the Santiago metropolitan area, serving approximately 1.8 million customers. Our economic interest in Enel Distribución Chile is 99.1%.

Selected Related and Jointly-Controlled Companies

HidroAysén

HidroAysén was incorporated in March 2007 to develop and exploit a hydroelectric project in the Aysén Region in southern Chile. Enel Generación Chile owns 51.0% of HidroAysén, and Colbún, an unaffiliated entity, owns the remaining 49.0%. In the fourth quarter of 2014, we recorded an impairment loss of Ch$ 69,067 million, related to the uncertainty of recovering the investment carried out in HidroAysén.

Transquillota

Transquillota was formed by San Isidro and Colbún for the joint development of a 220 kV transmission line to dispatch the energy produced and to connect both the San Isidro generation plant (currently owned by GasAtacama Chile) and Nehuenco generation plant (a subsidiary of Colbún) to the SIC. The 220 kV transmission line is 8 kilometers long. The property is equally divided between Enel Generación Chile and Nehuenco. Enel Generación Chile’s economic interest in Transquillota is 48.7% and our economic interest in Transquillota is 30.5%.

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

For additional information on all of our subsidiaries and jointly-controlled companies, please refer to Appendix 1 of our consolidated financial statements.

D.	Property, Plants and Equipment.

Our property, plant and equipment are concentrated on electricity generation and distribution assets in Chile.

Property, Plant and Equipment of Generating Companies

We conduct our generation businesses through Enel Generación Chile, which owns 28 generation power plants in Chile.

A substantial portion of our generating subsidiaries’ cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity, severe and extended droughts or any other such natural disasters, could have a material adverse effect on our operations.

The following table identifies the power plants that we own, all in Chile, at the end of each year, by company and their basic characteristics:

			Installed Capacity(1) As of December 31,
Company	Power Plant Name	Power Plant Type(2)	2016	2015	2014
			(in MW)
Enel Generación Chile	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34
	Total hydroelectric		2,290	2,290	2,290
	Bocamina	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas	257	257	257
	Total thermal		1,467	1,467	1,467
	Total		3,757	3,757	3,757
Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40
	Total		699	699	699
Celta(3)	Tarapacá	Steam Turbine/Coal	—	158	158
	Tarapacá	Gas Turbine/Diesel Oil	—	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	—	379	379
	Pangue	Reservoir	—	467	467
	Canela I	Wind Farm	—	18	18
	Canela II	Wind Farm	—	60	60
	Ojos de Agua	Pass-through	—	9	9
	Total		—	1,115	1,115
GasAtacama Chile(4)	Atacama	Combined Cycle /Natural Gas+Diesel Oil	781	781	781
	Tarapacá	Steam Turbine/Coal	158	—	—
	Tarapacá	Gas Turbine/Diesel Oil	24	—	—
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	—	—
	Pangue	Reservoir	467	—	—
	Canela I	Wind Farm	18	—	—
	Canela II	Wind Farm	60	—	—
	Ojos de Agua	Pass-through	9	—	—
	Total		1,896	781	781

Total capacity	6,351	6,351	6,351

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.
(2)

“Reservoir” and “pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined-Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.

(3)	Celta merged into GasAtacama Chile, the surviving company, on November 1, 2016.
(4)

Since May 1, 2014, GasAtacama Chile has been fully consolidated following Enel Generación Chile’s purchase of an additional 50% interest in GasAtacama Chile. Previously, it was accounted for under the equity method and its installed capacity was not included in a portion of 2014.

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

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

			Transmission Lines(1) As of December 31,
	Location	Concession Area	2016	2015	2014
		(in km2)	(in kilometers)
Enel Distribución Chile	Chile	2,105	361	361	355

(1)	The transmission lines consist of circuits with voltages in the 27-220 kV range.

Power and Interconnection Substations and Transformers (1)

	As of December 31, 2016			As of December 31, 2015			As of December 31, 2014
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Enel Distribución Chile(2)	56	204	8,281	56	201	8,146	55	195	7,673

(1)Voltage of these transformers is in the range of 500 kV (high voltage) and 1 kV (medium voltage).

(2)

Figures related to the number of substations and the number of transformers could differ from those previously reported, since we are now including substations if the land is owned by the company and has transformer or protective equipment.

Distribution Network - Medium and Low Voltage Lines (1)

	As of December 31, 2016		As of December 31, 2015		As of December 31, 2014
	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage
			(in Kilometers)
Enel Distribución Chile	5,251	11,431	5215	11,208	5,152	11,016

(1)	Medium voltage lines: 1 kV - 34.5 kV; low voltage lines: 380-110 V.

Transformers for Distribution(1)

	As of December 31, 2016		As of December 31, 2015		As of December 31, 2014
	Number of Transformers	Capacity	Number of Transformers	Capacity	Number of Transformers	Capacity
		(in MVA)		(in MVA)		(in MVA)
Enel Distribución Chile(2)	21,876	4,505	22,177	4,357	22,332	4,270

(1)	Voltage of these transformers is in the range of 34.5 kV (medium voltage) and 1 kV (low voltage).
(2)	Figures related to the number and capacity of transformers could differ from previously reported since we are now not including transformers owned by customers.

Insurance

Both our electricity generation and distribution facilities are insured against damage due to natural disasters such as earthquakes, fires, floods, other acts of god (but not for droughts, which are not considered force majeure risks, and are not covered by insurance) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of the previously described events resulting in a material adverse effect on our facilities is remote. Claims under our subsidiaries’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period. The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each facility, and is based on general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

Project Investments

The total investment for each project described below was translated into Chilean pesos at the exchange rate of Ch$ 669.47 per U.S. dollar, the U.S. dollar Observed Exchange Rate as of December 31, 2016. Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls, unless otherwise indicated.

Projects under Construction

Los Cóndores Hydroelectric Project

The Los Cóndores project is located in the Maule region, in the San Clemente area. It consists of a 150 MW run-of-the river hydroelectric power plant, with two Pelton water turbine vertical units, which will use water from the Maule Lagoon reservoir through a 12 km penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 km transmission line and will consist of two power units.

The basic engineering and the Environmental Impact Statement (“DIA” in its Spanish acronym) of the Los Cóndores optimized project were concluded in early 2011. The Environmental Qualifications Resolution (“RCA” in its Spanish acronym) for the power plant was obtained in November 2011 and the RCA of the transmission line project was granted in May 2012. In November 2014, the General Water Authority approved the waterworks permit.

By the end of 2016, we entered into easement agreements for 93.2% of the total structures required for connecting the project to the SIC. In addition, the process for obtaining the definitive concession for electricity, which relates to the authorization of a legal easement by the competent authority for access to carry out works of generation, transmission or distribution of energy, is progressing in case it needs to be applied in situations or locations where a voluntary easement agreement has not been reached.

The main developments in 2016 were:

•	In March 2016, the raise borer machine started the first stage of excavation on vertical shaft.
•	In May 2016, we started the excavation of the headrace tunnel downstream from the intake area.

•	In June 2016, we received the distributor and lining of Unit 1.
•	In July 2016, we started the construction of Unit 1, with the placement of the lining and distributor.
•	In September 2016, we started the construction of the structures for the transmission line.
•	In November 2016, the tunnel boring machine finished the excavation of Lo Aguirre gallery and we started the excavation of the headrace tunnel downstream from Lo Aguirre gallery
•	Since November 2016, the overhead construction crane has been in operation.

Construction is expected to be completed by the end of 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 407,928 million, of which Ch$ 172,479 million was accrued as of December 31, 2016.

Bocamina Optimization Project

Bocamina is a coal-fired power plant, located in Coronel in the Bío Bío region in southern Chile composed of two units: 128 MW (Bocamina I) and 350 MW (Bocamina II). Bocamina II started its commercial operations in July 2013 but suspended operations in December 2013 due to environmental injunctions. We submitted several documents, studies and mitigation plans to the authorities, and in December 2013, we presented a new EIA regarding the technical optimization of the plant, which was approved on March 16, 2015. On April 2, 2015, the Chilean Court approved the new RCA and after complying with the conditions established in the new RCA, the plant resumed operations in July 2015.

The scope of work of the optimization plan is as follows: (i) installation of Johnson filters in both units; (ii) installation of domes for the north and south coal fields; (iii) improvement of the ash dump in operation; (iv) studies of a new ash dump, and (v) construction of a water treatment plant.

The main developments in 2016 were:

•	In January 2016, the installation of the Johnson filter for Bocamina II was completed.
•	In April 2016, the installation of the Johnson filter for Bocamina I was completed.
•	In June 2016, completion of the improvements to zone 3 of the current dump and in July 2016 to zone 2 of the current dump.
•	In December 2016, the construction of the dome for the north coal field was completed.

On January 27, 2017, the Municipal Works Department of Coronel granted the construction permit for the dome for the south coal field.

Construction is expected to be completed in 2018. This project is being financed with internally generated funds. The estimated total investment is Ch$ 62,644 million, of which Ch$ 42,483 million was accrued as of December 31, 2016.

Tarapacá Environmental Retro-fitting Project

Tarapacá is a 158 MW coal-fired power plant located in the Tarapacá region in northern Chile, with an annual average generation of 1,100 GWh supplied to the SING.

Decree 13/2011 regulates the emissions of thermal power plants, and requires the reduction of SO2 and NOx emissions effective as of June 23, 2016. In order to comply with this decree, we are improving Tarapacá through the installation of desulfurizers and implementation of measures to reduce emissions of NOx.

The project is in the final stage of commissioning, pending the termination of some tests since the power plant was limited to generating no more than 70 MW of power due to the unavailability of water supply pumps.

The scope of work of the project is as follows: (i) execution of preliminary works and activities (elimination of the electrostatic precipitator, demolition of its foundations, and demolition and construction of a new electromechanical workshop); (ii) construction and commissioning of desulfurizers; (iii) change and installation of low NOx burners, improvement in the coal mills and installation of an Over-Fire Air system, a system that also will reduce NOx emissions; (iv) construction and start-up of lime storage silos; (v)

construction and commissioning of a seawater desalination system, and (vi) modification of the ash discharge site to improve the handling and disposal of waste resulting from the desulfurization process.

The main developments in 2016 were:

•	In June 2016, the desalination plant started operations and the ash handling system and the electrical system were delivered for the operation of the power plant.
•	In August 2016, the semi-dry desulfurizers and its auxiliaries were delivered for the operation of the power plant.
•	In November 2016, the performance test of the desalination plant was completed, with positive results.
•	In December 2016, the CDEC reported that the unit was commercially operable.

Commissioning is expected to be completed within the first half of 2017. This project is being financed with internally generated funds. The estimated total investment is Ch$ 68,350 million, of which Ch$ 65,718 million was accrued as of December 31, 2016.

Projects Under Development

We continuously analyze different growth opportunities in Chile. We study and assess our project portfolio, focusing recently on constructing smaller, less environmentally invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to area residents. An additional focus will be placed on the development of renewable energy technologies. In the thermal generation business, we seek new opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving (operationally and / or environmentally) in the performance of such assets. The expected start-up for each project is assessed and is defined based on the commercial opportunities and our financing capacity to fund these projects. The most important projects under development are as follows:

Generation Business

Vallecito Hydroelectric Project

The Vallecito hydroelectric project is located in the Maule region, in the upper part of the Maule river basin. It consists of a run-of-the-river hydroelectric plant with an installed capacity of 70 MW. The energy produced is expected to be delivered to the SIC through the transmission line of the Los Cóndores hydroelectric plant, which is currently under construction (see above).

The Vallecito project has been developed on the basis of a sustainable development plan, which consists of defining activities to be developed in the technical-economic, environmental and social scope of the project. We have established lines of action by locality with nine communities of the Pehuenche Route in order to incorporate their aspirations, capacities and projects.

During 2016, the technical feasibility studies of the project were carried out and a series of field studies campaigns (drilling, paving, geophysical prospecting, etc.) were culminated. We also started the environmental baseline campaigns, as well as the implementation of a sustainable development plan. The next steps are to complete the technical designs and the environmental baseline studies, prepare the EIA and initiate collaborative processes with the communities that are directly related to the project. The Vallecito project is part of our renewable energy projects.

Based on the current market conditions, we expect construction to start during 2020 and commissioning is expected in 2023. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 129,542 million, of which Ch$ 6,869 million was accrued as of December 31, 2016.

Quintero Combined-Cycle Project

The Quintero project is located in the Valparaíso region and consists of an energy efficiency project that takes advantage of the heat of the gases emitted by the existing turbines to produce steam. This is accomplished through the installation of a steam turbine and a generator, which allows converting the existing open cycle plant into a combined-cycle gas plant. Currently, the Quintero plant has two gas turbines with a total capacity of 257 MW. With the addition of a steam turbine unit of 130 MW capacity, the Quintero plant would reach a total capacity of 387 MW. The energy produced would be delivered to the SIC through the existing Quintero-San Luis line, a simple 220 kV circuit built to evacuate the energy of the combined-cycle power plant.

During 2016, technical feasibility studies of the project and the environmental baseline campaigns were carried out and the sustainable development plan was implemented.

We expect construction to start during 2019 and commissioning is expected in 2022, based on current market conditions. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 147,685 million, of which Ch$ 2,474 million was accrued as of December 31, 2016.

Ttanti Combined-Cycle Project

The Ttanti project is located in Antofagasta region, on land adjacent to the existing Atacama power plant that is located in the industrial zone of the city of Mejillones. The project consists of the construction of a natural gas combined-cycle power plant with an installed capacity of 1,290 MW (430 MW for each of three units) and would be able to use diesel oil as a backup in case of scarcity of natural gas for one unit with 430 MW of capacity. The power plant would be connected to the SING through a 0.5 km 220 kV double circuit transmission line to the Atacama substation, which would be expanded for this purpose.

Currently, the project is in the environment assessment phase. On December 22, 2015, we registered Addendum 1, which responded to the inquiries carried out by the SEA. On February 4, 2016, the SEA issued ICSARA 2, which contains new inquiries and clarification requests for the project. We submitted our response on March 14, 2017.

We expect to receive the RCA during the second quarter of 2017. If the RCA is favorable and we have successful participation in energy auctions, we expect construction to start during 2021 and completion in 2024. The estimated total investment of the first unit is Ch$ 234,984 million, of which Ch$ 1,185 million was accrued as of December 31, 2016.

Taltal Combined-Cycle Project

The Taltal project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy, which will considerably improve its efficiency. The Taltal power plant is located in the Antofagasta region. Currently, the existing Taltal power plant has two gas turbines of 120 MW each. The extra power to be added by the steam turbine would be 130 MW and therefore, the Taltal power plant would achieve a total capacity of 370 MW. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

In December 2013, a DIA was submitted to the SEA for approval, in order to optimize the project. The main modification relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system (using air condensers). During the second quarter of 2015, Addendum 2 was submitted which responded to the second round of observations formulated by the SEA. During the third quarter of 2015, the SEA formulated its third round of observations and we responded at the end of 2016. We postponed the response so as to improve our dialog and work in partnership with the local community (Paposo). After the submission of additional requirements requested by the authority, the DIA was approved on January 19, 2017.

Based on current market conditions, we expect construction to start during 2020 and commissioning for 2022. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 132,555 million, of which Ch$ 2,942 million was accrued as of December 31, 2016.

Neltume Hydroelectric Project

The Neltume project is expected to be located in Los Ríos region, on the upper part of the Valdivia River basin. The future of this project is uncertain. If completed, it would consist of a 490 MW installed capacity run-of-the-river hydro power plant. It would be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

In the fourth quarter of 2016, we recorded an impairment loss of Ch$ 20.5 billion related to the Neltume project due to the fact that under current electricity market conditions, the project’s profitability is less than the capitalized investment. In addition, considering our new focus on investing in more manageable projects with shorter construction periods and shorter paybacks, the project will need to be redesigned in order to be economically and technically feasible.

Our indigenous community inquiry process, which was completed at the end of 2015, revealed that there were some significant social and environmental controversies in the land associated with the Neltume project.  Therefore, the original 2010 EIA was likely to be rejected given the official announcements of various public services issued in late 2015 as well as several meetings with the authorities and the concerns of residents living near Lake Neltume. We decided to study new design alternatives in order to redesign the discharge to the lake. As a consequence of this decision, we recorded a write-off of Ch$ 2.7 billion in the fourth quarter of fiscal year 2015, associated with some assets related to the 2010 EIA, which was withdrawn on December 29, 2015, and other studies directly related to the original design.

The project does not have any defined dates for the beginning of construction and commercial start-up. To date, Neltume has been financed primarily with internally generated funds. The accrued investment as of December 31, 2016 was Ch$ 20,356 million, including the impairment loss and write-off mentioned above.

Piruquina Hydroelectric Project

The Piruquina hydroelectric project is expected to be located in Los Lagos region, on Chiloé Island, and would use water from the Carihueico River. The future of this project is uncertain. If completed, it would consist of an 8 MW installed capacity mini hydroelectric power plant and would be connected to the SIC at the Pid-Pid substation, through a 6 kilometer 23 kV transmission line.

This project has all the engineering studies and principal permits required, as well as the favorable RCA issued on November 10, 2009 and the Hydraulic Work Permit granted on August 6, 2014 that approves and authorizes the construction of hydraulic works for the power plant.

However, we have placed Piruquina on hold mainly due to the drop in energy prices in the market. This project has been financed primarily with internally generated funds. The accrued investment as of December 31, 2016 was Ch$ 2,823 million.

Distribution Business

Enel Distribución Chile

As of December 31, 2016, Enel Distribución Chile had invested a total of Ch$ 81.1 billion (excluding intercompany purchases) in capital expenditures.

We carried out two reinforcement projects for our 110 kV subtransmission lines, Tap Altamirano (Ch$ 232 million) and Espejo - Ochagavía, section Espejo - Tap Cisterna (Ch$ 957 million).

For the medium voltage network, four new feeders were built: 12 kV Monckeberg for La Reina Substation (Ch$ 214 million), 12 kV Talladores for the Macul Substation (Ch$ 282 million), 12 kV Angamos for the Cisterna Substation (Ch$ 658 million) and 12 kV Neruda for the Bicentenario Substation (Ch$ 625 million).

The Quality of Service project (Ch$ 7.0 billion) seeks to improve the quality indices of Enel Distribución Chile and achieve efficiencies in technical processes, through work focused on improving high, medium and low voltage networks. Among the main focuses are the installation of telecontrolled equipment and the replacement of old networks.

With regard to the automation of the medium voltage network (Telecontrol Plan, Ch$ 6.4 billion), 500 new pieces of equipment were added during 2016, along with the necessary network adjustments. This allowed us to increase from 700 to 1,200 the number of operating equipment telecontrolled from the Network Operation Center. We also installed 50 thousand smart meters in Santiago (Ch$ 4.7 billion), which will measure customers’ consumption in a remote and automatic way.

Regarding the large volume customer supply, the following feeders entered into operation: 23 kV Cementos BSA (Ch$ 522 million) and 23 kV Luna (Ch$ 54 million). The following feeders requested by our customers are currently under construction: CCU (Ch$ 56 million) and Anya (Ch$ 218 million), with a requested capacity of 17 MVA; two for the supply of Mall Plaza Los Dominicos (Ch$ 41 million), with a requested capacity of 26 MVA; and Mall Independencia (Ch$ 81 million), with a requested capacity of 12 MVA to 12 kV.

In addition, we carried out a large electric grid reallocation (Ch$ 5.6 billion) in the Aconcagua highway, located north of Santiago, by reallocating 15 km of electric networks.

We also connected to the grid more than 46,000 customers, including retail, real estate and large customers (Ch$ 22 billion).

Major Encumbrances

As of December 31, 2016, we have full ownership of our assets and they are not subject to material encumbrances.

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

NCRE plants provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

Enel, our ultimate controlling shareholder, announced in October 2015 that it will no longer build coal power plants because it considers the technology to be counterproductive to its goal of being carbon neutral by 2050. Closures of existing coal power plants are scheduled at the end of their life cycles. The lost capacity will be substituted with more environmentally friendly types of generation, focusing on NCRE. This announcement is aligned with the Energy Agenda that the Chilean government released in May 2014. Among its objectives are facilitating the incorporation of NCRE sources and promoting the efficient use of energy.

Our NCRE facilities are: (i) Canela I wind farm with 18 MW of installed capacity and 11 self-generators, which has been in operation since 2007, (ii) Canela II wind farm with 60 MW of installed capacity and 40 self-generators, which has been in operation since 2009, and (iii) Ojos de Agua pass-through mini-hydro power plant with 9 MW of installed capacity, which has been in operation since 2008. In addition, we are constructing Los Cóndores project (see above), a run-of-the river hydroelectric power plant, which will displace thermal units in the SIC, and we are improving the efficiency of some of our power plants.

Item  4A.Unresolved Staff Comments

None.

Item  5.Operating and Financial Review and Prospects

A. Operating Results.

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited consolidated financial statements as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation and distribution companies in Chile. Our revenues, income and cash flows primarily come from the operations of our subsidiaries and associates in Chile.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

a.	Generation Business

A substantial part of our generation capacity depends on the prevailing hydrological conditions. Our installed capacity as of December 31, 2016, 2015 and 2014 was 6,351 MW, of which 54.6% was hydroelectric for the three years. See “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Hydroelectric generation was 9,078 GWh, 11,842 GWh and 11,561 GWh in 2016, 2015 and 2014, respectively. Our 2016 hydroelectric generation was lower than 2015 mainly due to slightly drier hydrological conditions. In addition, some important reservoirs are still at low levels due to several years of drought since 2010, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of hydrology as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the months that typically have the most precipitation are May through August, and the months when snow and ice melts typically are October through March, providing water flow to our lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them concentrated in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as dry, wet or normal, although there are many other possible scenarios. Extreme hydrological conditions materially affect our operating results and financial conditions. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal and NCRE generation, which is constantly being defined by the CDEC to minimize the operating cost of the entire system. Pass-through hydroelectric generation is almost always the least expensive method to generate electricity and normally has a marginal cost close to zero. In the case of reservoirs, Chilean authorities assign a cost for the use of water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. This is the case of Laja Lake, which is used as a reference for the SIC. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

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

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand and supply, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

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

In the last few years, hydrological conditions in Chile have been below the historical average.

b.	Distribution Business

Our electricity distribution business is conducted through Enel Distribución Chile. For the year ended December 31, 2016, electricity sales amounted to 15,924 GWh, an increase of 0.2% compared to 2015. For the year ended December 31, 2015, electricity sales totaled 15,893 GWh, increasing by 1.3% compared to 2014. Enel Distribución Chile operates in the Santiago metropolitan area, providing electricity to more than 1.8 million customers. Santiago is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. Enel Distribución Chile faces growing electricity demand, because of organic growth in demand, which requires it to continually invest in its facilities.

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenues from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution business consist of charges for new connections and the maintenance and rental of meters, among others.

Among the key factors that impact our financial results in the distribution business are regulations. This is especially true when the actions adopted by government authorities define or intervene with directly regulated customer tariffs, or affect the price at which distributors can buy their energy. Our ability to buy electricity relies highly on generation availability, and to regulation in a lesser degree. The cost of electricity purchased is passed on to end users through tariffs that are set for multi-year periods. Therefore, variations in the price at which a distribution company purchases electricity do not have an impact on our profitability. In the past, we focused on reducing physical losses, especially those due to illegally tapped energy, currently at a 5.3% level. We are working on improving our collectability indices and our efficiency.

c.	Selective Regulatory Developments

The regulatory framework governing our businesses has a material effect on our operating results. In particular, regulators set (i) energy prices in the generation business, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution,” or VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. In addition, regulators set technical standards based on environmental, health and social considerations, among others. Our earnings are determined to a large degree by government regulators, mainly through the tariff setting process.

Enel Distribución Chile’s tariffs are under review, with results expected in May 2017. Once the review is completed and the tariffs are established, they will be in force for the 2016-2020 period and will be applied retroactively to November 2016. Such reviews seek to capture distribution efficiency and economies of scale based on economic growth.

For additional information relating to the regulatory framework, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

d.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.”

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the Chilean peso may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, costs for purchases of energy and fuels in the international markets, costs or revenues from buying and selling in the spot market and U.S. dollar-denominated assets and liabilities.

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2016		2015		2014
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	676.67	669.47	654.66	710.16	570.40	606.75

Source: Central Bank of Chile

e.	Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our consolidated financial statements under IFRS are those described below.

For further detail of the accounting policies and the methods used in the preparation of the consolidated financial statements, see Notes 2 and 3 of the Notes to our consolidated financial statements.

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

The recoverable amount is the greater of (i) the fair value less the cost needed to sell and (ii) the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets that form part of a cash generating unit, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units, revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, with estimates of cash flows for future years based on applying reasonable growth rates, between 4.6% and 4.7%, and a unique growth rate applied for the entire forecasted period that is also in line with the average long-term growth rates for the electricity sector.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business in Chile. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity.

The pre-tax nominal discount rates applied in 2016, 2015 and 2014 are as follows:

		Year ended December 31,
		2016		2015		2014
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	8.1%	12.2%	8.1%	12.7%	7.9%	13.0%

If the recoverable amount is less than the net carrying amount of the cash generating unit, the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset other than goodwill in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. Impairment adjustments to goodwill are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 22 of the Notes to our consolidated financial statements as of December 31, 2016, we recognized provisions for legal and tax proceedings in an aggregate amount of Ch$ 10.0 billion as of December 31, 2016. This amount was based on consultations with our legal and tax advisors, who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

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

The effect of an increase of 100 basis points in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 4.7 billion and Ch$ 4.1 billion as of December 31, 2016 and 2015, respectively, and the effect of a decrease of 100 basis points in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 5.2 billion and Ch$ 4.7 billion as of December 31, 2016 and 2015, respectively.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015

In 2016, hydrological conditions were slightly drier than in 2015 and adversely affected our hydroelectric generation. However, our Bocamina and San Isidro thermal plants generated during the full year 2016, compared to 2015 during which they only operated partially, which helped to offset our lower hydroelectric generation. In 2015, Bocamina operated for only five months due to legal issues and San Isidro generated at half of its capacity due to the lack of water needed to produce energy as a combined-cycle power plant. In 2016, despite the drought that especially affected southern Chile, where most of our plants are located, the marginal cost of electricity decreased mainly as a consequence of: (i) higher thermal generation, and a greater reliance on coal, with its lower marginal cost in relation to LNG; (ii) low international prices, and (iii) the commissioning of new NCRE plants into the system. As result, we were able to cover our energy deficit in the spot market at lower prices, partially offsetting our higher physical purchases, and to reduce our fuel consumption cost.

In the distribution business, physical sales in 2016 remained at practically the same level as in 2015, however our operating income increased due to regular indexed cost adjustment in the tariff as well as from higher margins in the non-regulated businesses, mainly infrastructure projects and other business outside of our concession area.

The combination of these factors, among others, contributed to increase our operating income in 2016 compared to 2015. Please refer to “Consolidated Operating Income” below.

Consolidated Revenues

Generation Business

The following table sets forth the physical electricity sales of Enel Generación Chile and its subsidiaries and the corresponding changes for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in GWh)			(in %)
Enel Generación Chile and subsidiaries	23,689	23,558	131	0.6

Distribution Business

The following table sets forth the physical electricity sales of Enel Distribución Chile and its subsidiaries and the corresponding changes for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in GWh)			(in %)
Enel Distribución Chile	15,924	15,893	31	0.2

The following table sets forth our revenues by reportable segment for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	1,659,727	1,543,812	115,915	7.5
Distribution Business
Enel Distribución Chile and subsidiaries	1,315,761	1,257,732	58,029	4.6
Non-electricity business and consolidation adjustments	(433,921)	(402,515)	(31,406)	7.8
Total Revenues	2,541,567	2,399,029	142,538	5.9

Generation Business: Revenues

Revenues from Enel Generación Chile increased by Ch$ 115.9 billion, or 7.5%, in 2016 compared to 2015, primarily due to (i) Ch$ 53.1 billion as a result of a 3.6% increase in average energy sale prices, (ii) Ch$ 40.6 billion of higher natural gas sales, mainly related to exports to Argentina, (iii) Ch$ 15.9 billion increase in other income mainly related to better results in commodity hedges in Enel Generación Chile (Ch$ 9.0 billion) and insurance indemnification for damage to the Tarapacá power plant (Ch$ 6.5 billion), and (iv)  Ch$ 8.2 billion from increased physical sales of 131 GWh, an increase of 0.6%, mostly to regulated customers.

Distribution Business: Revenues

Revenues from Enel Distribución Chile increased by Ch$ 58 billion, or 4.6%, in 2016 compared to 2015, primarily due to Ch$ 49.7 billion increase due to Ch$ 4.2/kWh (5.0%) higher tariff to regulated customers because of regular indexed cost adjustment in the tariff and Ch$ 6.6 billion related to services rendered to non-regulated customers, such as street lighting outside of the concession area. The number of customers, mainly residential, rose by 44,739 in 2016 compared to 2015, totaling 1,825,519, and was mainly new residential customers.

Consolidated Operating Costs

Total operating costs consist primarily of energy purchases from third parties, fuel purchases, tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs in Chilean pesos, and as a percentage of total consolidated operating costs, for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016		2015
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	891,747	45.2	860,203	45.9
Fuel consumption	295,149	15.0	327,503	17.5
Depreciation, amortization and impairment losses (1)	197,587	10.0	150,147	8.0
Transportation costs	195,123	9.9	182,453	9.7
Other fixed costs (1)	170,769	8.7	125,857	6.7
Other variable procurement and services	115,401	5.8	111,826	6.0
Employee benefit expense and others (1)	108,002	5.5	115,551	6.2
Total operating costs	1,973,778	100	1,873,540	100

(1)	Corresponds to selling and administration expenses.

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) by reportable segment for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	895,060	880,891	14,169	1.6
Distribution Business
Enel Distribución Chile and subsidiaries	1,042,329	983,733	58,596	6.0
Non-electricity business activities and consolidation adjustments	(439,970)	(382,639)	(57,331)	15.0
Total operating costs (excluding selling and administrative expenses)	1,497,420	1,481,985	15,435	1.0

Generation Business: Operating Costs

Operating costs (excluding selling and administrative expenses) from continuing operations, increased by Ch$ 14.2 billion, or 1.6%, in 2016 compared to 2015, mainly due to (i) Ch$ 18.7 billion of higher other variable procurement and services costs mostly attributable to Ch$ 31.9 billion of higher costs in the gas commercialization business, (ii) increased purchases of energy of Ch$ 15.0 billion due to higher physical purchases of 861 GWh, an increase of 16.3%, mostly in the spot market, and (iii) Ch$ 12.8 billion of higher transportation costs due to higher tolls. This increase was partially offset by (i) Ch$ 32.4 billion of lower fuel consumption costs mainly due to lower average prices, given the decrease of international commodity prices, which accounted for Ch$ 93.9 billion of the decrease, partially offset by Ch$ 69.3 billion related to higher thermal generation and by (ii) Ch$ 15.9 billion lower costs related to the lease agreement with Gener to use its Nueva Renca combined-cycle power plant, allowing us to use our available LNG, which directly compensates other variable procurement and services costs.

Distribution Business: Operating Costs

Operating costs of Enel Distribución Chile increased by Ch$ 58.6 billion, or 6.0%, in 2016 compared to 2015, mainly due to Ch$ 55.4 billion greater energy purchases, primarily attributable to a higher average purchase price of Ch$ 3.8 /KWh (6.0%)  as a result of regular indexed costs adjustment.

Consolidated Selling and Administrative Expenses

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses in Chilean pesos, and as a percentage of total consolidated selling and administrative expenses for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016		2015
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Depreciation, amortization and impairment losses	197,587	41.5	150,147	38.3
Other fixed costs	170,769	35.8	125,857	32.1
Employee benefit expense and others	108,002	22.7	115,551	29.5
Total consolidated selling and administrative expenses	476,358	100	391,555	100

The following table sets forth our consolidated selling and administrative expenses by reportable segment for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	333,281	261,088	72,193	27.7
Distribution Business
Enel Distribución Chile and subsidiaries	116,837	124,706	(7,869)	(6.3)
Non-electricity business and consolidation adjustments	26,240	5,761	20,479	n.a.
Total selling and administrative expenses	476,358	391,555	84,803	21.7

Selling and administrative expenses from continuing operations increased by Ch$ 84.8 billion, or 21.7%, in 2016 compared to 2015, mainly related to the generation business, which increased by Ch$ 72.2 billion. The increase in the generation business is mainly due to (i) higher impairment losses of property, plant and equipment of Ch$ 40.6 billion related to a recognition in 2016 of Ch$ 24.2 billion of impairment charges related to the Neltume (Ch$ 20.5 billion) and Choshuenco (Ch$ 3.7 billion) projects and an increase of Ch$ 4.1 billion impairment of capitalized investments in NCRE projects between 2016 and 2015, compared to income in 2015 of Ch$ 12.6 billion due to the reversal of impairment charges associated with the Tarapacá power plant; and (ii) higher other fixed costs of Ch$ 29.0 billion mostly attributable to the write-off of Ch$ 32.8 billion of property, plant and equipment related to the waiver of water rights associated with the Bardón, Chillán 1 and 2, Futaleufú, Hechún, Puelo, Tames 2 and Totoralillo hydroelectric projects, which was partially offset by Ch$ 4.1 billion in lower expenses of outsourced services, compared to 2015 in which we incurred higher costs related to the corporate reorganization.

Selling and administrative expenses in our distribution business decreased by Ch$ 7.9 billion, or 6.3%, mainly due to (i) Ch$ 4.4 billion reduction of third-party services expenses due to lower activity in customer inspections, and (ii) Ch$ 3.8 billion lower transmission rental expenses, as a result of the acquisition of transmission assets in August 2015. These decreases were partially offset by a Ch$ 2.5 billion increase in employee expenses due to salary increases.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	431,386	401,833	29,553	7.4
Distribution Business
Enel Distribución Chile and subsidiaries	156,594	149,294	7,300	4.9
Non-electricity business and consolidation adjustments	(20,191)	(25,638)	5,447	(21.2)
Total consolidated operating income	567,789	525,489	42,300	8.0
Operating margin from continuing operations(1)	22.3%	21.9%	—	—

(1)	Operating margin from continuing operations represents income from continuing operations as a percentage of revenues from continuing operations.

The 5.9% increase in revenues from continuing operations offset a slight increase in operating costs (excluding selling and administrative expenses) from continuing operations of 1.0% and a 21.7% increase in selling and administrative expenses from continuing operations and contributed to a 8.0% increase in our operating income in 2016 compared to 2015, and a small increase in operating margin from 21.9% to 22.3%.

 Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	23,106	15,270	7,836	51.3
Financial costs	(58,199)	(66,701)	8,501	(12.7)
Gain from indexed assets and liabilities	1,632	4,839	(3,207)	(66.3)
Foreign currency exchange differences	12,978	(51,277)	64,256	n.a.
Total financial results	(20,483)	(97,869)	77,386	(79.1)
Other results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	7,878	8,905	(1,027)	(11.5)
Gain from sales of assets	121,490	20,056	101,434	n.a.
Total Other results	129,368	28,961	100,407	n.a
Total Consolidated Financial and Other results	108,885	(68,908)	177,793	n.a

Financial Results

The net financial results for the year ended December 31, 2016 was an expense of Ch$ 20.5 billion, an increase of Ch$ 77.4 billion, or 79.1%, compared to 2015.  This increase is primarily due to lower charges for foreign currency exchange differences of Ch$ 64.3 billion, mainly as a result of the lower Chilean peso value of the U.S. dollar intercompany debt owed by Enel Generación Chile to Enel Américas for Ch$ 48.0 billion, and the higher gain in forward contracts for Ch$ 14.4 billion.

Other Results

Our share of the profit (loss) of associates and joint ventures accounted under the equity method for the year ended December 31, 2016 was Ch$ 7.9 billion, a decrease of Ch$ 1.0 billion, or 11.5%, compared to 2015, primarily because we sold our former associate GNL Quintero in September 2016, while in 2015 we recognized a full year of operations of GNL Quintero.

Gain from the sales of assets was Ch$ 121.5 billion in 2016, an increase of Ch$ 101.4 billion as compared to 2015. This increase was primarily due to the gain of Ch$ 121.3 billion from the sale of our former associate GNL Quintero, when compared to the gains recognized in 2015 of Ch$ 4.2 billion arising from the sale of our former associate Túnel El Melón in January 2015 and the sale of the land next to our Alonso de Córdova substation of Ch$ 14.6 billion during the fourth quarter of 2015.

Consolidated Income Tax Expenses

Total income tax expenses totaled Ch$ 111.4 billion in 2016, an increase of Ch$ 1.8 billion, or 1.6% compared to 2015.

The increase in total income tax expenses from continuing operations was mainly due to Ch$ 4.2 billion related to the increase of the nominal tax rate from 22.5% to 24% and Ch$ 52.9 billion higher income from continuing operations effect for the year ended December 31, 2016, including Ch$ 28.1 billion of higher taxes due to the effect generated by the sale of our former associate GNL Quintero. These increases were partially offset by Ch$ 18.8 billion of tax benefits gained as part of the corporate simplification process related to generating companies in Chile, Ch$ 14.4 billion of lower taxes on taxable price-level readjustment of investments,

Ch$ 5.6 billion lower deferred taxes associated with the investments Enel Generación Chile had in Peru and Ch$ 16.5 lower income taxes due to other different concepts of non-taxable revenues. These decreases resulted in the decrease of the effective income tax rate.

The effective tax rate was 16.5% in 2016 compared to 24% in 2015. For further details, please refer to note 17 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses and net income for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Operating income	567,789	525,489	42,300	8.0
Other results	108,885	(68,908)	177,793	n.a.
Net income before taxes	676,674	456,581	220,094	48.2
Income tax expenses	(111,403)	(109,613)	(1,791)	1.6
Consolidated Net income	565,271	346,968	218,303	62.9
Net income attributable to the Parent Company	384,160	251,838	132,321	52.5
Net income attributable to non-controlling interests	181,111	95,130	85,981	90.4

The increase in net income attributable to non-controlling interests of Ch$ 86.0 billion in 2016 compared to 2015, is primarily due to the Ch$ 87.2 billion increase of net income attributable to the non-controlling interests of Enel Generación Chile for 2016, which in turn is mainly due to the increase in net income from continuing operations in Enel Generación Chile by Ch$ 218 billion. The controlling and economic interest in Enel Generación Chile is the same in both years (59.98%).

3.	Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014.

In the generation business, for the first seven months of 2015, hydrological conditions were less favorable than average. During this period, we reduced our thermal generation due to the shutdown of Bocamina I and II. In the spot market, prices were higher than normal despite lower commodity prices. Our generation was lower than our contracted sales and we covered our physical energy deficit in the spot market, resulting in higher energy purchase costs. As of July 2015, Bocamina I and II were in service again, and in August 2015 hydrological conditions improved.  Therefore, in the last five months of 2015, we generated at normal levels, and experienced better operating income compared to the same period in 2014.

In the distribution business, our results remained similar in 2015 and 2014. Results for 2015 results improved due to higher margins in value-added products and services and higher margin in the energy sales as a result of the increase of sales with respect to 2014, which helped to offset compensation to customers and fines. These slighter better results were offset by higher benefits for the employees for higher salaries and indemnification.

The combination of these factors, among others, contributed to increase our operating income in 2015 compared to 2014. Please refer to “Consolidated Operating Income” below.

Consolidated Revenues

Generation Business

The following table sets forth the physical electricity sales of Enel Generación Chile and its subsidiaries and the corresponding changes for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in GWh)			(in %)
Enel Generación Chile and subsidiaries	23,558	21,157	2,401	11.3

Distribution Business

The following table sets forth the physical electricity sales of Enel Distribución Chile and the corresponding changes for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in GWh)			(in %)
Enel Distribución Chile	15,893	15,690	203	1.3

The following table sets forth our revenues by reportable segment for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	1,543,812	1,220,566	323,246	26.5
Distribution Business
Enel Distribución Chile and subsidiaries	1,257,732	1,127,893	129,839	11.5
Non-electricity business and consolidation adjustments	(402,515)	(299,394)	(103,121)	34.4
Total	2,399,029	2,049,065	349,964	17.1

Generation Business: Revenues

Revenues from Enel Generación Chile increased by Ch$ 323.2 billion, or 26.5% in 2015, compared to 2014, mainly due to (i) Ch$153.6 billion as a result of a 16.0% increase in average energy sale prices, (ii) Ch$ 88.9 billion as a result of increased physical sales of 2,401 GWh, or 11.3%, due to both increased contractual sales, especially to distributors, and increased sales in the spot market, and (iii) Ch$ 69.9 billion of higher revenues contributed by GasAtacama Chile, a consolidated entity since May 2014.

Distribution Business: Revenues

Revenues from Enel Distribución Chile increased by Ch$ 129.8 billion, or 11.5%, in 2015 compared to 2014. This increase is a result of (i) higher energy sales of Ch$ 115.1 billion, mainly due to Ch$ 7.1/kWh (10.7%) increase of the tariff to regulated clients due to regular indexed cost adjustment in the tariff, which accounted for Ch$ 105.4 billion of the increase and (ii) Ch$ 16.4 billion higher revenues from other services, mainly related to tolls charged to generating companies and rental and maintenance of street lighting and network installments. The number of customers rose by 43,500 in 2015 compared to 2014, totaling 1,780,800.

Consolidated Operating Costs

Total operating costs consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs in Chilean pesos and, as a percentage of total consolidated operating costs, for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Operating Costs as a Percentage of Total Operating Costs
Energy purchases	860,203	45.9	788,421	47.3
Fuel purchases	327,503	17.5	305,480	18.3
Transportation costs	182,453	9.7	151,949	9.1
Depreciation, amortization and impairment losses(1)	150,147	8.0	141,623	8.5
Other fixed costs(1)	125,857	6.7	110,454	6.6
Employee benefit expense and others(1)	115,551	6.2	104,836	6.3
Other variable costs	111,826	6.0	63,553	3.8
Total Consolidated Operating Costs	1,873,540	100	1,666,316	100

(1) Corresponds to selling and administration expenses.

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) by reportable segment for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	880,891	750,213	130,678	17.4
Distribution Business
Enel Distribución Chile and subsidiaries	983,733	855,758	127,975	15.0
Non-electricity business and consolidation adjustments	(382,639)	(296,569)	(86,070)	29.0
Total	1,481,985	1,309,402	172,583	13.2

Generation Business: Operating Costs

Operating costs increased by Ch$ 130.7 billion, or 17.4%, in 2015 compared to 2014, mainly due to (i) Ch$ 39.5 billion of higher other variable procurement and services costs mostly attributable to (a) Ch$ 23.7 billion related to the cost of the agreement with Gener’s Nueva Renca combined-cycle power plant that allows Enel Generación Chile to use its available LNG and (b) Ch$ 9.4 billion of higher water transportation costs for the operation of the San Isidro power plant, (ii) Ch$ 36.9 billion of higher gas transportation costs related to additional energy purchases, (iii) Ch$ 22.0 billion of higher fuel consumption costs mainly due to Enel Generación Chile’s higher coal consumption costs of Ch$ 16.0 billion, and (iv) increased purchases of energy on the spot market of Ch$ 32.2 billion due to higher sales.

Distribution Business: Operating Costs

Operating costs of Enel Distribución Chile increased by Ch$ 128.0 billion, or 15.0%, in 2015 compared to 2014, mainly due to Ch$ 115.3 billion greater energy purchases, primarily attributable to a higher average purchase price of Ch$ 6.5 /kWh (13.2%) as a result of regular indexed costs adjustment that accounted for Ch$ 105.3 billion. In addition, operating costs increased because of variable procurement and service costs of Ch$ 8.2 billion, higher transportation costs of Ch$ 4.5 billion and compensation to customers and fines.

Consolidated Selling and Administrative Expenses

Consolidated selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses in Chilean pesos and as a percentage of total consolidated selling and administrative expenses for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Operating Costs as a Percentage of Total Operating Costs
Depreciation, amortization and impairment losses	150,147	38.3	141,623	39.7
Other fixed costs	125,857	32.1	110,454	30.9
Employee benefit expense and others	115,551	29.5	104,836	29.4
Total consolidated selling and administrative expenses	391,555	100	356,913	100

The following table sets forth our consolidated selling and administrative expenses by reportable segment for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	261,088	224,627	36,461	16.2
Distribution Business
Enel Distribución Chile and subsidiaries	124,706	118,028	6,678	5.7
Non-electricity business and consolidation adjustments	5,749	14,258	(8,509)	(59.7)
Total consolidated selling and administrative expense	391,543	356,913	34,630	9.7

Selling and administrative expenses increased by Ch$ 34.6 billion, or 9.7%, in 2015 compared to 2014, mainly due to (i) higher other fixed costs of Ch$ 24.9 billion mostly attributable to increased costs related to the corporate reorganization and higher fines for sanctions and litigations, and (ii) higher charges in Enel Generación Chile for depreciation of Ch$ 2.8 billion from the full consolidation of GasAtacama Chile.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	401,833	245,726	156,107	63.5
Distribution Business
Enel Distribución Chile and subsidiaries	149,294	154,107	(4,813)	(3.1)
Non-electricity business and consolidation adjustments	(25,624)	(17,083)	(8,541)	50.0
Total consolidated operating income	525,503	382,750	142,753	37.3
Operating margin from continuing operations(1)	21.9%	18.7%	—	—

(1)	Operating margin from continuing operations represents income from continuing operations as a percentage of revenues from continuing operations.

The 17.1% increase in revenues from continuing operations offset the 13.2% increase in operating costs (excluding selling and administrative expenses) from continuing operations and a 9.7% increase in selling and administrative expenses from continuing operations and contributed to a 37.3% increase in our operating income in 2015 compared to 2014, and an increase in operating margin from 18.7% to 21.9%.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	15,270	14,763	507	3.4
Financial costs	(66,701)	(75,626)	8,925	(11.8)
Profit for indexed assets and liabilities	4,839	15,264	(10,425)	(68.3)
Foreign currency exchange differences	(51,277)	(21,444)	(29,833)	139.1
Total	(97,869)	(67,043)	(30,826)	46.0
Others
Gain from sales of assets	20,056	70,893	(50,837)	(71.7)
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	8,905	(54,353)	63,258	n.a.
Total	28,961	16,540	12,421	75.1
Total Consolidated Other Results	(68,908)	(50,503)	(18,405)	36.4

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

Other Results

The gain from sales of assets for the year ended December 31, 2015 was Ch$ 20.1 billion, a decrease of Ch$ 50.8 billion or 71.7%, compared to 2014. This decrease was primary due non-recurring gains in 2014 of (i) Ch$ 42.6 billion recorded in 2014 arising from the revaluation of the 50% pre-existing investment in GasAtacama Chile and a recognition of its accumulated currency exchange differences and (ii) Ch$ 21.1 billion recorded in 2014 from the sale of the equity interest in Los Maitenes and Aguas Santiago Poniente (ENEA Project). The decrease was partially offset by a net gain of Ch$ 14.6 billion from the sale of land (Alonso de Córdova substation) during the fourth quarter of 2015.

Our share of the profit (loss) of associates and joint venture investments accounted for using the equity method in 2015 was Ch$ 8.9 billion, an increase of Ch$ 63.3 billion as compared to 2014, primarily due to the non-recurring impairment loss of Ch$ 69.1 billion recorded in December 2014 in connection with HidroAysén project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals.

Consolidated Income Tax Expenses

Consolidated income tax expenses totaled Ch$ 109.7 billion in 2015, a decrease of Ch$ 23.1 billion, or 17.4%, compared to 2014. The decrease in corporate income tax expense was mainly due to the absence in 2015 of an adjustment recognized as a net deferred tax liability of Ch$ 66.7 billion in 2014, following the tax reform enacted in Chile on September 29, 2014. The 2014 tax reform established a gradual increase in the taxation rate until 2018 and is expected to slightly affect our results in the future, considering that the main impacts on deferred taxes have been already recognized.

The consolidated effective tax rate was 24.0% in 2015 and 39.9% in 2014.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses and net income for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Consolidated Operating income	525,489	382,750	142,739	37.3
Consolidated Other results	(68,908)	(50,504)	(18,404)	36.4
Consolidated Net income before taxes	456,581	332,246	124,335	37.4
Income tax expenses	(109,613)	(132,687)	23,074	(17.4)
Consolidated Net income	346,968	199,559	147,409	73.9
Net income attributable to the Parent Company	251,838	162,459	89,379	55.0
Net income attributable to non-controlling interests	95,130	37,100	58,030	156.4

The increase in net income attributable to non-controlling interests of Ch$ 58.0 billion in 2015 compared to 2014, is primarily due to the Ch$ 69.3 billion increase of net income attributable to the non-controlling interests of Enel Generación Chile for 2015, which in turn is mainly due to the increase in net income in Enel Generación Chile by Ch$ 154.7 billion. The controlling and economic interest in Enel Generación Chile is the same in both years (59.98%).

B.	Liquidity and Capital Resources.

Our main assets are our consolidated Chilean subsidiaries, Enel Generación Chile and Enel Distribución Chile. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We, on a stand-alone basis, receive cash inflows from our subsidiaries, as well as from related companies. Our subsidiaries and associates’ cash flows may not always be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and international capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(in billions of Ch$)
Net cash flows provided by operating activities	615	577	265
Net cash flows used in investing activities	(63)	(297)	(189)
Net cash flows used in financing activities	(446)	(273)	(159)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	105	6	(83)
Effects of exchange rate changes on cash and cash equivalents	(4)	5	1
Cash and cash equivalents at beginning of period	144	133	215
Cash and cash equivalents at end of period	246	144	133

For the year ended December 31, 2016, net cash flow provided by operating activities was Ch$ 615 billion, an increase of Ch$ 38 billion, or 6.6%, compared to Ch$ 577 billion for the same period in 2015. The increase was primarily the result of an increase in collections from the sale of goods and services of Ch$ 185 billion comprised mainly of:

(i)	Ch$ 99 billion higher collections from Enel Generación Chile, excluding intercompany transactions, mainly due to an increase in physical sales to regulated customers and gas export to Argentina;

(ii)	Ch$ 82 billion higher collections from Enel Distribución Chile excluding intercompany transactions, due to an increase of the tariff for regulated customers in 2016 compared to 2015.

This increase was partially offset by:

(i)

an increase in payments to suppliers of goods and services of Ch$ 49 billion mainly from Enel Distribución Chile, mostly as a consequence of higher energy purchases from third parties, primarily attributable to a higher average purchase price of Ch$ 3.8 /kWh (6.0%);

(ii)

an increase in other payments for operating activities of Ch$ 109 billion mainly attributable to Ch$ 132 billion of additional tax payments generated in accordance with Peruvian tax law as a result of the spin-off, paid in March 2016, by both Enel Generación Chile (Ch$ 116 billion) and Enel Distribución Chile (Ch$ 16 billion), partially offset by Ch$ 24 billion lower VAT and other payments due to higher purchases; and

(iii)	a decrease in other outflows of Ch$ 7 billion.

For further information regarding our operational results in 2016 and 2015, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 2. Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015.”

For the year ended December 31, 2015, net cash flow provided by operating activities was Ch$ 577 billion, an increase of Ch$ 312 billion, or 117.6%, compared to Ch$ 265 billion for the same period in 2014. The increase was primarily the result of an increase in collections from the sale of goods and services of Ch$ 662 billion comprised of:

(i)	Ch$ 286 billion from Enel Generación Chile, on a stand-alone basis, mainly due to an increase in physical sales;
(ii)	Ch$ 116 billion from the consolidation of GasAtacama Chile; and
(iii)

Ch$ 337 billion from Enel Distribución Chile due to an increase of the tariff for regulated customers, despite the slight decrease in the collection rate from 99.6% to 97.0% in 2015 compared to 2014. These factors were due to increasing economic activity in recent years and greater per capita consumption.

This increase was partially offset by:

(i)

an increase in payments to suppliers of goods and services of Ch$ 194 billion comprised of (a) Ch$ 151 billion from Enel Generación Chile, which was mostly a consequence of higher variable procurement and service costs of Ch$ 39.5 billion, mostly attributable to costs related to the Enel Generación Chile’s lease of Gener’s Nueva Renca combined-cycle power plant for use of Enel Generación Chile’s available LNG and Ch$ 36.9 billion higher transportation costs related to additional energy purchases, and (b) Ch$ 133 billion from Enel Distribución Chile mainly due to Ch$ 115.3 billion of higher energy purchases due to the higher periodic price index changes;

(ii)

an increase in income tax payments of Ch$ 100 billion mainly due to lower tax refunds to Enel Generación Chile and increased tax advances of Enel Distribución Chile as a consequence of higher sales; and

(iii)	an increase in other payments for operating activities of Ch$ 33 billion attributable to higher VAT payments by Enel Distribución Chile and GasAtacama Chile as a consequence of higher sales.

For further information regarding our operational results in 2015 and 2014, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 3. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014.”

For the year ended December 31, 2016, net cash flows used in investing activities was Ch$ 63 billion, compared to net cash flows used in investing activities of Ch$ 297 billion for the same period of 2015. The change was mainly due to the acquisition of fixed assets of Ch$ 222 billion, partially offset by collections from time deposits with a maturity greater than 90 days of Ch$ 135 billion, proceeds received from the sale of land next to Enel Distribución Chile’s Alonso de Córdova substation of Ch$ 15 billion, and dividends classified as investment cash flow of Ch$ 9 billion.

For the year ended December 31, 2015, net cash flows used in investing activities was Ch$ 297 billion, compared to net cash flows used in investing activities of Ch$ 189 billion for the same period of 2014. The change was mainly due to the acquisition of fixed assets of Ch$ 310 billion, partially offset by dividends classified as investment cash flow of Ch$ 10 billion, loss of control of subsidiaries for Ch$ 7 billion, related to the sale of all of our shareholdings in Túnel El Melon, and interest received of Ch$ 3 billion.

For further information regarding the acquisition of fixed assets in 2016 and 2015, please see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

For the year ended December 31, 2016, net cash flows used in financing activities increased to Ch$ 446 billion from Ch$ 273 billion in 2015. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

•	Ch$ 138 billion of payments of loans and bonds for Enel Generación Chile on a stand-alone basis.
•

Ch$ 322 billion in dividend payments (including Ch$ 165 billion paid by Enel Distribución Chile and Enel Generación Chile to Enel Américas during 2016 and before the spin-off was completed, Ch$ 103 billion paid by us, Ch$ 45 billion paid by Enel Generación Chile, on a stand-alone basis, excluding dividends paid to us and Ch$ 8 billion for Pehuenche, among others);

•	Ch$ 48 billion of interest expense, mainly for Enel Generación Chile on a stand-alone basis;
•	Ch$ 55 billion of other outflows of cash, net; and
•	Ch$ 17 billion in loans from related entities, including Enel Generación Chile and Enel Distribución Chile.

These outflows were partially offset by cash inflows primarily due to:

•	Ch$ 137 billion in loans from Enel Generación Chile.

For the year ended December 31, 2015, net cash flows used in financing activities increased to Ch$ 273 billion from Ch$ 159 billion in 2014. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

•	Ch$ 140 billion of payments of bonds for Enel Generación Chile related to its own operations;
•

Ch$ 135 billion in dividend payments (including Ch$ 103 billion for Enel Américas, on a stand-alone basis, Ch$ 22 billion paid by Enel Generación Chile, excluding dividends paid to us and Ch$ 9 billion for Pehuenche, among others); and

•	Ch$ 60 billion of interest expense, mainly for Enel Generación Chile.

These outflows were partially offset by cash inflows primarily due to:

•	Ch$ 40 billion in loans from related entities, including Enel Generación Chile and Enel Distribución Chile, and
•	Ch$ 29 billion of net investment from parent companies.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We, on a stand-alone basis, have no legal obligations or other commitments to financially support our subsidiaries. We, on a stand-alone basis, currently have no debt obligations and are therefore not affected by any cross default provisions that could be triggered by any of our subsidiary defaults. In some cases, our subsidiaries may be financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

We have American Depositary Shares listed and that trade on the NYSE since April 26, 2016 and may in the future access the international equity capital markets (including SEC-registered ADS offerings) while our subsidiary Enel Generación Chile has accessed the international equity capital markets, with an SEC-registered ADS offering on August 3, 1994. Enel Generación Chile has also actively issued bonds in the United States (“Yankee Bonds”), and we and Enel Generación Chile may in the future issue Yankee

Bonds depending on liquidity needs. Since 1996, Enel Generación Chile and Pehuenche have issued a total of US$ 2.8 billion in Yankee Bonds.

The following table lists the Yankee Bonds issued by our subsidiary, Enel Generación Chile, and the aggregate principal amount outstanding as of December 31, 2016. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enel Generación Chile	10 years	April 2024	4.250	400	400
Enel Generación Chile (1)	30 years	February 2027	7.875	230	206
Enel Generación Chile (2)	40 years	February 2037	7.325	220	71
Enel Generación Chile (1)	100 years	February 2097	8.125	200	40
Total			5.813 (3)	1,050	717

(1)	Enel Generación Chile repurchased some of these bonds in 2001.
(2)

Holders of the Enel Generación Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)	Weighted-average coupon by outstanding amount.

We have access to the Chilean domestic capital markets. Our subsidiary, Enel Generación Chile, has issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enel Generación Chile that are outstanding as of December 31, 2016.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Issued	Outstanding
			(%)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Chile Series H	25 years	October 2028	6.20	4.0	2.5	67
Enel Generación Chile Series M	21 years	December 2029	4.75	10.0	10.0	263
Total			5.04 (1)	14.0	12.5	331

(1)	Weighted-average coupon by outstanding amount.

For a full description of local bonds issued by Enel Generación Chile, see “Unsecured liabilities detailed by currency and maturity” in Note 18 of the Notes to our consolidated financial statements.

We may also participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities. The amounts outstanding or available under our syndicated revolving loans as of December 31, 2016 are set forth in the table below. The syndicated revolving loan due in July 2019 was voluntarily terminated in February 2017, before its due date.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generación Chile	Syndicated revolving loan	July 2019	200	—
Enel Generación Chile	Syndicated revolving loan	February 2020	200	—
Total			400	—

Both undrawn revolving credit facilities are governed by the laws of the State of New York and do not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 400 million in the aggregate as of December 31, 2016 and US$ 200 million as of the date of this Report from such committed revolving facilities under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2016, Enel Generación Chile entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 75 billion as of December 31, 2016) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF$)	(in millions of UF$)
Enel Generación Chile	Bilateral revolving loan	March 2019	2.8	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 343 billion in the aggregate as of December 31, 2016.

We and our subsidiaries also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 59 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of a MAE, and therefore could limit our liquidity under such circumstances.

We may also access the Chilean commercial paper market under programs that need to be registered with the SVS. Enel Generación Chile has an outstanding program for a maximum of US$ 200 million. Finally, we can also access other types of financing, including supplier credits, leasing, among others.

As of December 31, 2016, we, on a stand-alone basis, had no debt obligations and was therefore not affected by any covenants or events of default. Enel Generación Chile’s outstanding debt facilities, with the exception of their Yankee Bonds, include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2016, the most restrictive financial covenant affecting Enel Generación Chile was the leverage ratio in connection with the bilateral revolving loan facility that matures in March 2019, and both syndicated senior unsecured loans that mature in July 2019 and February 2020, respectively. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 1,602 billion. As of December 31, 2016 and as of the date of this Report, our subsidiaries are in compliance with the financial covenants contained in their debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of Enel Generación Chile’s financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of Enel Generación Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provisions for the Enel Generación Chile revolving credit facilities that are due in July 2019 and in February 2020, governed by the laws of the State of New York, refer to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults of the borrower exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of a particular outstanding facility choose to do so. All of Enel Generación Chile’s Yankee Bonds are unsecured and not subject to any guarantees by any of its subsidiaries or parent companies.

The local facility of Enel Generación Chile due in March 2019 does not have cross default provisions to debt other than the respective borrower’s own indebtedness.

Cross default provisions of Enel Generación Chile’s Yankee Bonds may be triggered by its subsidiaries’ debt. A matured default of Enel Generación Chile or any of its subsidiaries could result in a cross default to Enel Generación Chile’s Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies, although Enel Generación Chile’s subsidiaries do not have any financial obligation. In the specific case of the Enel Generación Chile’s Yankee Bond, issued in April 2014, due in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate if either the trustee or bondholders representing at least 25% of the aggregate debt of a particular series then outstanding choose to do so. Enel Generación Chile’s local bonds do not have cross default provisions arising from its subsidiaries.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries may restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Enel Generación Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Enel Generación Chile and its subsidiaries are allowed to lend to related parties. The threshold for such aggregate restriction of intercompany loans is US$ 100 million equal to approximately Ch$ 67 billion. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk Factors— We depend on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2017 through 2019 amount to Ch$ 888 billion, of which Ch$ 704 billion are considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures, such as those for Los Cóndores project, as well as water rights. We consider the remaining Ch$ 184 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to be able to refinance our consolidated indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our subsidiaries are engaged in the generation and distribution of electricity in Chile. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year. We seek to establish a conservative and well-balanced commercial policy, which aims at controlling relevant variables, reducing risks and providing stability in our results of operations.

Our net income is principally the result of operating income from our generation and distribution businesses, and non-operating income, which consists primarily of income arising from related companies accounted for under the equity method, interest expense and tax expense.

In our generation business, our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impact our operating income.

Among the main drivers of our results of operations of our electricity generation business are our sale prices and energy costs. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for sales and purchases for electricity sold and purchased in the spot market is much harder to predict because the spot generation price is influenced by many factors. Abundant hydrological conditions generally lower spot prices, while dry conditions increase them. However, our operating income might not be impacted adversely even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well balanced commercial policy, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market we: (i)  project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Currently, our contracted sales are not standardized and the terms and conditions of these sale contracts are individually negotiated. Typically, when we negotiate these sale contracts, we try to set the price at a premium over future expected spot prices so as to mitigate the risk of future increases in spot prices. However, the premium can vary substantially depending on a variety of conditions. The proportion of contracted sales with regulated customers (distributors) has increased in relation to the non-regulated customers. This allows us to have consistent prices for longer periods, normally between 10 to 20 years, which combined with our conservative commercial policy, generally provides for our profitability. Most regulated tariffs are composed of 70% U.S. consumer price index (“CPI”) and 30% commodities prices. Recently, the tariff components have been 25% of U.S. CPI, 25% Henry Hub prices, 25% Brent prices and 25% coal prices, in order to better reflect higher commodity dependence. We expect that during the next three years, regulated tariff rates in Chile will remain fairly stable, without material changes.

We routinely participate in energy bids and we have been awarded long-term energy sale contracts. These contracts incorporate the expected variable cost considering the changes in the main variables, secure the sale of our current and expected new capacity and allow us to stabilize our income. Currently, 30.6 % of our expected annual generation is sold under contracts with terms of at least ten years and 83.0 % is sold under contracts with terms of at least five years.

Spot prices could be affected by international prices for commodities such as fuel oil, coal and LNG, since Chile does not produce coal or hydrocarbons in any significant quantities. Fuel prices affect our results since commodity prices directly affect generation costs of our thermal power plants. Commodity prices, mainly oil, materially decreased since the second half of 2014 reaching their lowest level in February 2016 and increasing slightly during 2016, but still remaining lower than 2015 prices. It is expected that fuel prices will continue to increase during 2017 and, therefore our costs would correspondingly increase. Our costs also depend on other factors such as spot prices, generation mix, hydrology conditions and our contractual surpluses/deficits. As described above, our contracted sales prices are indexed to coal, Brent and Henry Hub prices; therefore, sales prices will also be affected by variations of commodity prices, impacting in part our results. Commodities are contracted for long-term periods (10-15 years) and we try to determine the indexation formula based on our cost forecasts. The indexation of long-term sale prices tries to hedge revenues and operating costs, which are also constantly monitored and analyzed to reach favorable hedge positions in the short-term as well.

In order to mitigate the risk of fuel cost increases, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with natural gas among other types of fuel. In July 2013, we renegotiated a LNG sale and purchase agreement with British Gas through 2030, allowing us to secure our long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs. This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

In 2016, Enel Generación Chile entered into a Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG, becoming one of the main suppliers in the zone. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants that are part of the SING.

During 2016, the average marginal costs in the SIC decreased by 37% compared to the previous year, mainly due to a decrease in commodity prices, an increase in NCRE generation and a greater availability of thermal electricity generation despite the drought that has affected southern Chile. This decrease could continue depending on the availability of water for generation. The lower marginal cost partially offset our higher energy purchase costs due to higher physical energy purchases in the spot market in 2016 compared to 2015. Also, we increased our thermal generation given the higher availability of the Bocamina and San Isidro thermal power plants. The combination of these factors had a positive effect on our operating income in the generation segment.

 Other factors that affect operating income include transmission costs incurred when delivering electricity from its source to end consumers. The transmission charge is set by the Chilean regulator, and has tended to remain stable over time and with the recent regulations, the costs will be progressively transferred to the customers.

NCRE energy generation will increase in the upcoming years. According to the “Study of Integration of NCRE into the National Interconnected System” published by the CDEC -SIC in December 2016, it is expected that NCRE capacity will increase from the current 12.9% of the aggregate capacity of the SIC and the SING to 30% of the estimated capacity of the National Interconnected System (“SIN” in its Spanish acronym, that has replaced and combined the SIC and the SING since January 2017) in 2025.  This growth tendency is a direct consequence of several initiatives that the Chilean government is promoting with the Energy Agenda program, which aim to have by 2050 70% of the national generation of electricity to be produced by NCRE. The government is also promoting a new transmission law, with which it introduced the “Development Poles” concept to encourage the development of new projects in zones that might have high potential to generate NCRE, using the same transmission system.  For more detail, see “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework.”

With respect to the development of new projects to increase our installed capacity, the cost of developing conventional energy projects has increased over time due to growing environmental restrictions, scarcity of places to locate plants coupled with significant opposition from different groups that delay development and increase costs.  On the other hand, in the last couple of years, the cost of NCRE has decreased as a result of technological improvements, enabling smaller projects to become profitable while simultaneously facing less environmental restrictions and minor opposition. In addition, NCRE sources have a shorter construction period and their smaller size provides more flexibility to address changes in demand. The emergence of NCRE power plants will require that markets be more flexible and focus on operational efficiency to combine the different technologies.

Enel, our ultimate controlling shareholder, announced in October 2015 that it will no longer build coal power plants because it considers the technology to be counterproductive considering its desire to be carbon neutral by 2050. Closures of these existing coal power plants are scheduled at the end of their life cycles. The lost capacity will most likely be substituted with NCRE generation.

In connection with the distribution segment tariffs, and taking into account the future periodic review process in Chile, we expect that the regulator will continue to recognize investments, encourage efficiency, and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution company will maintain its profitability during the period between periodic tariff setting processes, according to price cap tariff model, due to growth and economies of scale. After tariffs have been set, distribution companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting.

  Although the price at which a distribution company purchases electricity has an impact on the price at which it is sold to end customers, it does not have an impact on our profitability since the cost of electricity purchased is passed to end customers through tariffs. Regulation dictates that purchase contracts must be made through long-term contracts and are the result of a regulated tender.

During 2016, some customers, who are able to choose their tariff according to the Chilean regulation and chose a regulated tariff in the past, are switching to unregulated tariffs. These customers are tendering,  either directly or in association with other customers, their energy needs given that currently unregulated tariffs are lower than regulated tariffs, since the latter sets its rates based on contracts tendered in the past at higher prices. Lower prices should be reflected in the regulated tariffs when a recent low cost contract is recognized.

We expect to grow organically in the distribution business. We are continuously seeking investments, especially in new technologies to automate our networks to achieve operational and economic efficiencies. During 2016, we installed 50 thousand smart meters in our concession area, which will permit bi-directional communication, digitized and interconnected networks, and enable our consumers to improve their energy efficiency. In addition, we are looking into other business development related to the distribution of electricity known as Value Added Products and Services (PSVA), such as public lighting and full electric appliances, including electricity transportation, in all cases including customers outside of our concession area.

 For more detail on how factors impact the net income of our electricity generation and distribution businesses and 2016 results compared with those recorded in previous periods, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015.”

We expect reasonably good operating performance during the coming years given the macroeconomic perspective for Chile. Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 1.8% growth in GDP in 2017, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on March 20, 2017, and an expected 4% growth in the annual electricity demand over the next five years.

E.	Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2016:

	Payments due by Period
Ch$ billion	Total	2017	2018-2019	2020-2021	After 2021
Purchase obligations(1)	16,776	897	1,892	2,039	11,948
Interest expense(2)	494	53	103	101	237
Yankee bonds	480	-	-	-	480
Local bonds(3)	354	5	59	59	231
Pension and post-retirement obligations(4)	60	7	8	7	37
Financial leases	21	3	5	5	8
Total contractual obligations	18,185	966	2,068	2,211	12,941

(1)

Includes generation and distribution business purchase obligations which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$ 16,776 billion, 57,8% corresponds to energy purchased for distribution, 37.8% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation, and the remaining 4,3% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

(2)

Interest expense includes the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.

(3)	Represents net value. Hedging instruments included might substantially affect the outstanding amount of debt.
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

G.	Safe Harbor.

The information contained in Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this information statement, for safe harbor provisions.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors

Our Board of Directors consists of seven members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (“OSM”). Following the end of their term, they may be re-elected or replaced. If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected to a new three-year term. Our Executive Officers are appointed and hold office at the discretion of the Board of Directors.

The business address of our directors is c/o Enel Chile S.A., Santa Rosa 76, Santiago, Chile.

Our Board of Directors is as follows:

Directors	Position	Current Position Held Since
Hermán Chadwick P.	Chairman	2016
Giulio Fazio	Vice Chairman	2016
Salvatore Bernabei	Director	2016
Pablo Cabrera G.	Director	2016
Fernán Gazmuri P.	Director	2016
Juan Gerardo Jofré M.	Director	2016
Vicenzo Ranieri	Director	2016

Set forth below are brief biographical descriptions of the members of our Board of Directors, of whom three reside in Chile and the rest in Europe.

Hernán Chadwick P.

Chairman of the Board of Directors

Mr. Chadwick is partner at Chadwick & Cía, a Chilean law firm. Mr. Chadwick serves as director of several companies unrelated to us, Aguas Andinas, a Chilean utility company, Inversiones Agunas Metropolitana, an investment holding company and controller of Aguas Andinas, and Viña Santa Carolina, a Chilean winery company. In addition, Mr. Chadwick serves as an advisor and arbitrator at Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago, an association that provides arbitration services to solve disputes and at Sociedad de Fomento Fabril (SOFOFA), a non-profit trade association representing the views and interests of Chilean businessmen. Mr. Chadwick holds a law degree from Pontificia Universidad Católica de Chile.

Giulio Fazio

Vice Chairman of the Board of Directors

Mr. Fazio has served as the Head of Legal and Corporate Affairs of Enel since January 2016. Previously, he served in comparable positions in Italy since November 2014, and at Enel Green Power from October 2008 to November 2014. Since 2004, he has served as Head of Extraordinary Finance Operations and Antitrust in Enel’s Legal Department. In 2007, Mr. Fazio was Head of the Legal Department for Iberia and Latin America, a position he maintained until the acquisition of Endesa, S.A. (Spain) was completed. Mr. Fazio started working for Enel as an attorney at Enel Distribution S.p.A. in 1996. Since 2003, Mr. Fazio has been the Chairman of the College of Accounting Reviewers of the Aeroclub of Rome. Mr. Fazio holds a degree in law and a Ph.D. in business law from Università degli Studi di Palermo (Palermo, Italy).

Salvatore Bernabei

Director

Mr. Bernabei has been Head of Renewable Energies Latin America of Enel Green Power since May 2016. Previously, he was the Country Manager for Chile and the Andean Countries (January 2013 to April 2016). Between November 2011 and December 2012, Mr. Bernabei was the Head of Operations & Maintenance for Enel Green Power in Spain. From November 2010 to October 2011, Mr. Bernabei worked as Engineering and Construction Resource Coordinator for Iberia and Latin America in Enel Green Power. From May 2010 to October 2010 Mr. Bernabei worked as Engineering and Construction Resource Coordinator and Head of Safety and Environment for Iberia for Enel Green Power in Spain.  From November 2009 to April 2010, Mr. Bernabei was both Project Execution Manager at Enel Unión Fenosa and European Health Safety Environment Officer at Enel Green Power in Spain.  Mr. Bernabei joined Enel in 1999 and held positions as Project Integration Manager, Project Time Manager, Inspection and Spending Manager and Logistics Manager. Mr. Bernabei holds a Degree in Industrial Engineering from Università degli Studi di Roma “Tor Vergata” (Rome, Italy) and an M.B.A from Politecnico di Milano (Milan, Italy).

Pablo Cabrera G.

Director and Member of the Directors’ Committee

Mr. Cabrera is a member of the Chilean Society of International Law. He is advisor to the Joint Chiefs of Staff of Chilean National Defense and to Pontificia Universidad Católica de Chile. Mr. Cabrera was a director of Academia Diplomática Andrés Bello, a Chilean institution engaged in the education of future Chilean diplomats, from 2010 to 2014, and also served as a professor at Diego Portales University and at Academia Nacional de Estudios Políticos y Estratégicos, the higher education institution for the Chilean national defense. Mr. Cabrera served in multiple positions within the Chilean government. He served as Ambassador to the following places: Holy See (2006 to 2010), Sovereign Military Order of Malta (2006 to 2010) and concurrently to Albania; People’s Republic of China (2004 to 2006);  Russian Federation (2000 to 2004) and concurrently to Ukraine; and The United Kingdom (1999 to 2000) and concurrently to Ireland as well as Deputy Secretary of the Navy in the Ministry of National Defense (1995 to 1999), among others positions since he joined the Chilean foreign service in 1970. Mr. Cabrera holds a degree in law from Pontificia Universidad Católica de Chile and a degree from Academia Diplomática Andrés Bello (Santiago, Chile).

Fernán Gazmuri P.

Director, Chairman and Financial Expert of the Directors’ Committee

Mr. Gazmuri currently serves as director of several Chilean companies unrelated to us. He has been Chairman of Citroën Chile S.A.C. since 1983 and Chairman of the Chilean Security Association since July 2011. He has been the Vice Chairman of Invexans S.A. a Chilean public company holding of the French cable producer Nexans, since May 2014. In addition, he has acted as director at Sociedad de Fomento Fabril (SOFOFA), a non-profit trade association representing the views and interests of Chilean businessmen, since 2005 and the Asociación Nacional Automotriz de Chile, a Chilean car dealer association, since 2004. Between 2013 and 2016 he was director of Empresa Nacional del Petróleo (ENAP), the Chilean state-owned oil company. He acted as Vice-Chairman of the International Chamber of Commerce of Chile (ICC) between 2005 and 2009. In 2016, Mr. Gazmuri was awarded with the Jorge Alessandri Rodríguez distinction by the Asociación de Industriales Metalúrgicos y Metalmecánicos, a metal-mechanic manufacturers’ association, due to his outstanding professional and business career. In 2014, Mr. Gazmuri was awarded the Ordre National du Mérite by the government of the Republic of France. Mr. Gazmuri holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Gerardo Jofré M.

Director and Member of the Directors’ Committee

Mr. Jofré is currently director of Codelco, a Chilean state-owned mining company and LATAM Airlines Group S.A., a member of the Real Estate Investment Council of Santander Asset Management S.A. and member of the Self-Regulatory Council of the Asociación de Aseguradores de Chile, the Chilean insurers association. From 2010 to 2014 he was the Chairman of Codelco. From 2005 to 2009, he served as a director of Enel Generación Chile, Viña San Pedro Tarapacá S.A., a Chilean winery, D&S S.A., a supermarket company, Construmart S.A., a Chilean hardware store chain, Inmobiliaria Titanium S.A., and Inmobiliaria Parque del Sendero S.A., both real estate companies. From 1989 to 2004, he served as a senior manager of Banco Santander, and then as Second Vice Chairman of the same bank in Chile, and Director of Insurance for Latin America. Mr. Jofré also served as CEO and Chairman of many companies related to Banco Santander. Mr. Jofré holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Vicenzo Ranieri

Director

Mr. Ranieri is Head of Control for Enel S.p.A. Previously, Mr. Ranieri served as Head of Planning & Control of Infrastructure and Network from September 2014 to September 2015. From June 2011 to August2014, he served as Head of Finance of Slovenské Elektrárne, an Enel generation subsidiary in the Slovak Republic, and from May 2009 to June 2011 he served in the same position in an Enel generation subsidiary in Romania. Mr. Ranieri served as Head of Planning & Control from March 2008 to April 2009 and as Head of Market Commercial Operations from July 2006 to March 2008 for Enel and for Enel Distribuzione from November 2004 to July 2006. Mr. Ranieri first joined Enel in 2000 as a member of the Strategic Planning department. He holds a degree in business administration specialized in auditing and finance from Libera Università Internazionale degli Studi Sociali Guido Carli –LUISS (Rome, Italy).

Executive Officers

Set forth below are our Executive Officers as of December 31, 2016.

The business address of our Executive Officers is c/o Enel Chile S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Current Position Held Since
Nicola Cotugno	Chief Executive Officer	2016
Antonio Barreda T.	Procurement Officer	2016
Raffaele Cutrignelli	Internal Audit Officer	2016
Raffaele Grandi	Chief Financial Officer	2016
José Miranda M.	Communications Officer	2016
Alain Rosolino	Human Resources Officer	2016
Pedro Urzúa F.	Institutional Affairs Officer	2016
Domingo Valdés P.	General Counsel	2016

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.

Nicola Cotugno was appointed as our Chief Executive Officer in August 2016. During 2015, he served as CEO of Slovenské Elektrárne, an Enel generation subsidiary in the Slovak Republic, where he held several positions since 2006 and had been a member of its board since 2008. In 2013 and 2014, he served as Chief Operating Officer and from 2006 to 2012 he was Head of the Energy Division of Slovenské Elektrárne.  In 2005 and 2006, he served as Head of the Spanish Market Division at Viesgo, an Enel generation and distribution subsidiary in Spain. From 2003 to 2005, and from 1991 to 2000, Mr. Cotugno served in several managerial positions at Enel Produzione, a generation subsidiary of Enel in Rome. From 2000 to 2003, he served as Head of Energy Management of Interpower, a former Enel generation subsidiary.  Mr. Cotugno holds a degree in mechanical engineering from Università degli Studi di Roma La Sapienza (Rome, Italy).

Antonio Barreda T. was appointed as our Procurement Officer in February 2016. Mr. Barreda has also been the Procurement Officer of Enel Américas since January 2015. From 2008 to 2014, he served as Deputy Director of Works and Services Latin America. From 2001 to 2008, he served as Deputy Director of both Business Relations Providers and of Corporate Service Purchases at Enel Américas. From 2000 to 2001, Mr. Barreda served as Contracts Manager for CAM, a former subsidiary of Enel Américas. Mr. Barreda holds a degree in electrical engineering from Universidad de Santiago and an M.B.A. from Pontificia Universidad Católica de Chile.

Raffaele Cutrignelli was appointed as our Internal Audit Officer in October 2016, and he also holds the same position at Enel Américas. From February 2015 to October 2016, Mr. Cutrignelli served as Audit Officer for Codensa and Emgesa, Enel Américas’ subsidiaries in Colombia. From January 2013 to January 2015, Mr. Cutrignelli served as Head of Latin America Audit for Enel Green Power in Brazil, and from January 2011 to December 2012, served in a comparable position for Enel Green Power in the United States. From October 2008 to December 2010, Mr. Cutrignelli served as Internal Audit Manager at Enel OGK-5 in Moscow, Russia. Mr. Cutrignelli holds a degree in in international business at Nottingham Trent University (Nottingham, United Kingdom), and a master’s degree in audit and internal controls from Universitá di Pisa (Pisa, Italia).

José Miranda M. was appointed as our Communications Officer in February 2016. Mr. Miranda has also been the Communications Officer of Enel Américas since December 2014. Before joining the company, Mr. Miranda worked for 11 years at Televisión Nacional de Chile (TVN), a Chilean TV channel, as producer of many shows and covering both national and international events. From 2011 to November 2014, Mr. Miranda was General Producer of the Entertainment Area, and Executive Producer in charge of International and National Business Content. From 2008 to 2010, he worked as General Producer of the Chilean news channel “Canal 24 Horas,” another TVN channel. Mr. Miranda is an Audiovisual Communicator with a degree from DUOC UC (Santiago, Chile) and holds a graduate degree in management from Universidad de Chile.

Rafaelle Grandi was appointed as our Chief Financial Officer in April 2016.  Previously he worked in the Administration, Finance and Control area of Enel Américas and was responsible for Chilean activities. From September 2012 to March 2015, Mr. Grandi served as Accounting and Finance Officer for Enel in Peru and was director of Enel Peru Distribución (formerly known as Edelnor). From October 2010 to August 2012, Mr. Grandi served as Head of Structured and Subsidized Finance for Enel Green Power in Rome. From September 2006 to September 2010, Mr.Grandi served as CFO of Enel Green Power in Brazil. Before joining the company, he was CFO for Aguas de San Pedro, a Honduran water utility company (2004-2006), in which the main shareholders are Italian companies, Head of Investor Relations at Manuli Rubber Industries, an Italian rubber/metal component producer (1999-2003) and consultant at Metis S.p.A, a consulting company (1997-2000). Mr. Grandi holds a degree in economics at the Universitá di Genova (Genoa, Italy).

Alain Rosolino has been our and Enel Américas’ Human Resource Officer since his appointment in October 2016. Prior to these roles, he served as our Internal Audit Officer beginning in February 2016 and also was the Internal Audit Officer of Enel Américas beginning in December 2012. He joined Enel in 2003, and held several positions in the audit area at Enel, Enel Romania, Enel Green Power, Enel Latin America, and from 2011 to 2012, at Enel EGP IBAL (Iberian Peninsula and Latin America). Mr. Rosolino holds a degree in business administration from Libera Università Internazionale degli Studi Sociali Guido Carli (Rome, Italy).

Pedro Urzúa F. was appointed as our Institutional Affairs Officer in February 2016. Mr. Urzúa served as Institutional Affairs Officer of Chile and the Andean countries for Enel Green Power from November 2012 to January 2016. Prior to joining Enel, he served as director of corporate affairs of ENAP (from April 2009 to November 2012), director of the Fundación Acción RSE (2012), whose main purpose is to contribute to the development of Chile, communications director of ENAP Sipetrol (from November 2009 to November 2012) and Chief of Staff of the Ministry of Mining (from January 2002 to March 2006). Mr. Urzúa holds a degree in journalism from the Universidad de Artes y Ciencias de la Comunicación (Santiago, Chile).

Domingo Valdés P. was appointed as our General Counsel in March 2016. Mr. Valdés has also been the General Counsel of Enel Américas since May 1999. Mr. Valdés further serves as Secretary of the Enel Chile and Enel Américas Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile.  He joined Enel Distribución Chile in 1993 and Enel Américas in 1997. Mr. Valdés held the role of intern for the New York City law firms of Milbank, Tweed, Hadley & McCloy LLP and Chadbourne & Parke LLP. Before joining Enel Distribución Chile, Mr. Valdés was a lawyer for the Corporate Department of Chase Manhattan Bank, N.A. in Chile and an associate of Carey & Cía., a Santiago based law firm. Mr. Valdés holds a law degree from Universidad de Chile and a masters’ in law degree from University of Chicago (Illinois, USA).

To the best of our knowledge there is not any relationship between any of the persons named above.

B.	Compensation.

At the OSM held on April 28, 2016, our shareholders approved the compensation policy for our Board of Directors. Directors are paid an annual variable fee equivalent to 0.1% of our net earnings for the current year based on the consolidated financial statements. Directors are also paid a monthly fee, in advance, depending on their attendance at Board meetings and their participation as director of any of our subsidiaries. Director compensation consists of a monthly fixed compensation of UF 180 per month and an additional fee of UF 66 per meeting, depending on attendance to Board meetings. The monthly fixed fees are considered as advances on the annual variable fee and creditable against that amount. Once our net earnings are approved at the OSM of the following year, the difference between the accrued annual variable fee and the total fees paid in advance will be paid to directors, but only if the resulting amount is positive. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy, while the Vice Chairman receives fixed compensation higher than the directors but lower than the Chairman. The members of our Directors’ Committee are paid a variable annual fee, equivalent to a percentage of our net earnings of the current year. If a Director serves on one or more Boards of Directors of the subsidiaries and/or related companies or serves as director of other companies or corporations in which the economic group holds an interest directly or indirectly, the Director can only receive compensation in one of these Boards of Directors. Executive Officers of our Company and/or of our subsidiaries or related companies will not receive compensation in the case that they serve as director of any subsidiary, related company or are affiliated in any way to our Company.

In 2016 the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings was as follows:

Directors	Fixed Compensation	Variable Compensation(1)	Directors' Committee	Total
	(in thousand Ch$)
Hermán Chadwick P.	129,578	—	—	129,578
Giulio Fazio(2)	—	—	—	—
Salvatore Bernabei(2)	—	—	—	—
Pablo Cabrera G.	80,864	—	25,250	106,114
Fernán Gazmuri P.	80,864	—	25,250	106,114
Juan Gerardo Jofré M.	80,864	—	25,250	106,114
Vicenzo Ranieri(2)	—	—	—	—
Total	372,170	—	75,750	447,920

(1)    Includes any positive balance against the annual variable fee paid in advance. In 2016, the balance was negative thus, there was no additional variable compensation.

(2)	Messrs. Fazio, Bernabei and Ranieri waived their compensation for their position as director.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. For the year ended December 31, 2016, the aggregate gross compensation, paid or accrued, for all of our Executive Officers, attributable to fiscal year 2016, was Ch$ 2,123 million in fixed compensation and Ch$ 219 million in variable compensation.

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

The total amounts accrued as of the end of 2016 to provide severance indemnity to our Executive Officers totaled Ch$ 614 million, of which Ch$ 147 million was accrued during 2016. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

C. Board Practices.

Our Board of Directors in office as of December 31, 2016 was elected at the OSM held on April 28, 2016, for a three-year term which ends in April 2019. For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by a Board of Directors in accordance with our by-laws, consisting of seven directors who are elected by our shareholders at an OSM. Each director serves for a three-year term. Following the end of their term, they may be re-elected or replaced. Directors can be re-elected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s by-laws and the shareholders’ resolutions. In addition to the by-laws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

Our corporate governance policies are included in the following policies or procedures: the Manual for the Management of Information of Interest to the Market (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics and a Zero Tolerance Anti-Corruption Plan (the“ZTAC Plan”), the Penal Risk Prevention Model, the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001” (the “Guidelines 231”) and procedures issued in compliance with General Regulation. 385 issued by the SVS.

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors approved the Manual at the meeting held on February 29, 2016 and ratified such decision at its meeting held on March 23, 2016. This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the public in 2016 and it is posted on our website at www.enelchile.cl. The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationship between People Politically Exposed (Procedimiento Personas Políticamente Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships.

The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into the corporate reality.

In order to supplement the aforementioned corporate governance regulations, our Board of Directors approved a Code of Ethics and a ZTAC Plan at its first meeting held on February 29, 2016 and ratified such decision at its meeting held on March 23, 2016. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, prohibition of political donations under all circumstances and other similar matters.

In order to comply with Law 20,393 enacted on December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials, our Board of Directors approved the Penal Risk Prevention Model at its first meeting held on February 29, 2016 and ratified such decision at its meeting held on March 23, 2016. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of the Penal Risk Prevention Model mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed.

At its meeting held on October 27, 2016,  our Board approved “The Global Compliance Program on Corporate Penal Liability”, which was incorporated into the Penal Risk Prevention Model to reflect current standards and appointed Mr. Rafael Cutrignelli as our  Penal Risk Prevention and Global Compliance Program for Corporate Penal Liability Officer, as required by the Penal Risk Prevention Model. Mr. Cutrignelli also serves as Internal Audit Officer for both of Enel Américas and Enel Chile.

On February 29, 2016, our Board of Directors also approved the Guidelines 231 and ratified such decision at its meeting held on March 23, 2016. The Guidelines 231 is defined by Italian Legislative Decree. 231, which was enacted on June 8, 2001. It establishes a compliance program that identifies the behaviors expected of related parties for the non-Italian subsidiaries of Enel. Given that our ultimate controlling shareholder, Enel, complies with Italian Legislative Decree  231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law  20,393, these guidelines set a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree. 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law. 20,393, which deals with the criminal responsibility of legal entities. These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. General Regulation 341 was substituted by General Regulation 385, issued by the SVS on June 8, 2015. This regulation has similar objectives than the former General Regulation 341, but includes additional issues, by the way of separating each policy in several more detailed policies. Subjects such as non-discrimination, inclusion and sustainability are particularly important in this new regulation. The Appendix of General Regulation. 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS, no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the SVS. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE.

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 39.5 billion as of December 31, 2016) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. The Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. As of July 31, 2005, non-U.S. companies have been required to comply with Rule 303A.06, but not with Rule 303A.07. We currently comply with the independence and the functional requirement of Rule 303A.06. Since our formation on March 1, 2016 we have complied with the independence and the functional requirement of Rule 303A.06.

Pursuant to our by-laws, all members of the Directors’ Committee must satisfy the requirements of independence, as stipulated by the NYSE. The Directors’ Committee is composed of three members of the Board and complies with Chilean law, as well as with the criteria and requirements of independence prescribed by the Sarbanes-Oxley Act (“SOX”), the SEC and the NYSE. As of the date of this Report, the Directors’ Committee complies with the conditions of the Audit Committee as required by the SOX, the SEC and the NYSE corporate governance rules. As a result, we have a single Committee, the Directors’ Committee, which includes among its functions the duties performed by the Audit Committee.

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors prior to their submission for shareholders’ approval;
•	present proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;
•	review of information related to our transactions with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;
•	the examination of the compensation framework and plans for managers, executive officers and employees;
•	the preparation of an Annual Management Report, including its main recommendations to shareholders;
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

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the disclosure of the procedures related to the General Resolution 385 and the Manual. We have also adopted the codes of conduct described above, and our by-laws include provisions that govern the creation, composition, attributions, functions and compensation of both Directors’ and Audit Committees described above.

D. Employees.

The following table sets forth the total number of our personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary employees) of each of our subsidiaries as of December 31, 2016, 2015, and 2014, assuming that the Spin-Offs had been completed as of December 31, 2015:

Company	2016	2015	2014
Enel Generación Chile	790	919	1,137
Pehuenche	2	2	3
Celta(1)	—	—	1
Túnel El Melón(2)	—	—	15
Enel Chile	336	391	445
Enel Distribución Chile(3)	688	686	690
Servicios Informáticos e Inmobiliarios Ltda.	103	110	128
GasAtacama Chile(4)	91	99	134
Total personnel	2,010	2,207	2,553
(1)	In November 2016, Celta merged into GasAtacama Chile, which is the continuing company.
(2)	This company was sold by Enel Generación Chile in January 2015.
(3)	Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.
(4)	Includes GasAtacama Argentina S.A.

The following table sets forth the total number of our temporary employees and the number of temporary employees of each of our subsidiaries as of the dates indicated and the average during the most recent financial year, assuming that the Spin-Offs had been completed as of December 31, 2015:

Company	Average 2016	2016	2015	2014
Enel Generación Chile	46	29	51	119
Enel Chile	—	—	4	4
GasAtacama Chile(1)(2)	—	—	1	1
Total temporary personnel	46	29	56	124
(1)	Includes GasAtacama Argentina S.A.
(2)	In November 2016, Celta merged into GasAtacama Chile, which is the continuing company.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, employees holding contracts of indefinite duration are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of a maximum of 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any maximum limitation. Under our collective bargaining agreements, we are obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority and may exceed the amounts required under Chilean law.

We currently have two collective bargaining agreements in Chile that were transferred from Enel Américas. The first one was signed in July 2015 and will expire in July 2019. The second one was signed in January 2016 and will expire in December 2019. Enel Distribución has three collective bargaining agreements, all of which were signed in 2016 and will expire in December 2020. Empresa Eléctrica de Colina has one collective bargaining agreement which was signed in 2015, and will expire in October 2019. SIEI has one agreement which was signed in January 2016, and will expire in December 2019. Enel Generación Chile has four collective bargaining agreements in Chile, which will expire between 2017 and 2020.

E.	Share Ownership.

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

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders.

We have only one class of capital stock and Enel, our ultimate controlling shareholder, has no different voting rights than our other shareholders. As of April 25, 2017, our 49,092,772,762 shares of our common stock outstanding were held by 6,598 shareholders of record. There were five record holders of our ADSs, as of such date. In addition, as of March 31, 2017, Enel beneficially owned 60.6% of our shares, Chilean private pension funds (“AFPs”) in the aggregate owned 11.6% of our shares, Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 18.0% of our equity, ADS holders owned 7.4% of our equity and the remaining 2.4% of our equity was held by 6,440 minority shareholders.

It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the five ADS record holders in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

On April 26, 2016, Enel Américas distributed our shares to all our shareholders as part of the spin-off of Enel Chile from Enel Américas. For further details related to the reorganization process, please refer to “Item 4. Information on the Company — A. History — The 2016 Reorganization.”

The following table sets forth certain information concerning ownership of our common stock as of April 25, 2017, with respect to each shareholder known by us to own more than 5% of our outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel Iberoamérica(1)	29,762,213,531	60.6%

(1)	Enel Iberoamérica is wholly-owned by Enel.

Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 84 GW and distributes electricity and gas through a network covering 1.9 million kilometers. With over 61 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel publicly trades on the Milan Stock Exchange.

B.	Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Companies Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the Board of

Directors (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meeting held on March 23, 2016, our Board of Directors approved a related-party transaction policy (política de habitualidad). This policy is available on our website at www.enelchile.cl.

If a transaction is not in compliance with Article 146 of the Chilean Companies Act, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages.

It is our policy that all cash inflows and outflows of our Chilean subsidiaries be managed through our centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are carried out through either short-term transactions or through structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. All of these transactions will be subject to the supervision of our Directors’ Committee. As of April 25, 2017, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

Our subsidiary Enel Generación Chile has received short term loans from our related parties in Chile and also granted short term loans to such parties, primarily to satisfy reciprocal working capital needs. As of March 31, 2017, the outstanding balance of the loan received from GasAtacama Chile was Ch$ 65,569 million and the outstanding balance of the loan received from Pehuenche was Ch$ 1,035 million. GasAtacama Chile has granted short term loans to its subsidiaries, Canela and GasAtacama Argentina, primarily to satisfy working capital needs. As of March 31, 2017, the outstanding balance of the loan granted to Canela was Ch$ 4,209 million and the outstanding balance of the loan granted to GasAtacama Argentina was Ch$ 118 million.

In addition, Enel Generación Chile’s subsidiary GasAtacama Chile has granted a structured loan to Canela to satisfy working capital needs. As of March 31, 2017, the outstanding balance was US$ 167 million at a fixed annual interest rate of 5.5%.

March 31, 2017, the outstanding balance was US$ 167 million at a fixed annual interest rate of 5.5%. During 2016, Enel Generación Chile repaid in full a structured loan of US$ 250 million from Enel Américas with a fixed annual interest rate of 1.38%.

Our subsidiary SIEI has granted us and its subsidiary Sociedad Agrícola De Cameros Ltda. short term loans, primarily to satisfy working capital needs. As of March 31, 2017, the account payable by us amounted to Ch$ 48,713 million and the outstanding balance of the loan granted by SIEI to Sociedad Agrícola De Cameros Ltda. was Ch$ 1,035 million. Our subsidiary Enel Distribución Chile received short term loans from its subsidiaries, Luz Andes Ltda. and Empresa Eléctrica de Colina Ltda., primarily to satisfy working capital needs. As of March 31, 2017, the outstanding balance of the loan received from Luz Andes Ltda. was Ch$ 3,579 million and the outstanding balance of the loan received from Empresa Eléctrica de Colina Ltda. was Ch$ 1,434 million.

In addition, our subsidiary Enel Distribución Chile has received a structured loan from us to satisfy working capital needs. As of March 31, 2017, the outstanding balance was Ch$ 50,000 million at a fixed annual interest rate of 4.47%.

Intercompany Arrangements Related to the Spin-Offs

Enel Américas does not own any of our common stocks or ADSs and we do not own any of Enel Américas’ common stocks or ADSs. Under Chilean law, Enel Américas remains jointly and severally liable for the obligations of Enel Américas assumed by us pursuant to the separation of the businesses completed on March 1, 2016. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving Enel Américas of such liability and approving the spin-off.

There are various contractual relationships between Enel Américas, Enel Generación Chile and Enel Distribución Chile and us to provide for intercompany services. We entered into intercompany agreements under which we provide services directly and indirectly to Enel Américas, Enel Generación Chile and its subsidiaries, Enel Distribución Chile and its subsidiaries and SIEI. To a much lesser extent, we may require services from Enel Américas and from SIEI. The services to be rendered by us include certain legal, finance, treasury, insurance services, capital markets, financial compliance, accounting, human resources, communications, security, relations with contractors, purchases, IT services, tax services, corporate affairs and other corporate support and administrative services. The services rendered varies depending on the company receiving the service. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for five years with renewable terms since January 1, 2017.

As of the date of this Report, the abovementioned transactions have not experienced material changes. For more information regarding transactions with related parties, refer to Note 9 of the Notes to our consolidated financial statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item  8.Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2016 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 33.3 of the Notes to our consolidated financial statements. Please note that since March 1, 2016, we appear as the defendant instead of Enel Américas for current legal proceedings or those that may arise from our former Chilean businesses.

In relation to the legal proceedings reported in the Notes to our consolidated financial statements, we use the criteria of disclosing lawsuits above a minimum threshold of US$ 10 million of potential impact to us, and, in some cases, qualitative criteria according to the materiality of the plausible impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

Our Board of Directors establishes a definitive dividend payable each year, accrued in the prior year, which cannot be less than the legal minimum of 30% of annual net income. Additionally, the shareholders of Enel Américas agreed to consider a percentage of Enel Américas’ 2015 annual consolidated net income as our 2015 annual consolidated net income at the ESM held on December 18, 2015. The initial definitive dividend payout was equal to 50% of the annual consolidated net income of Enel Américas (before the spin-off) for fiscal year 2015. Since an interim dividend for Enel Américas was already paid in January 2016, the remainder of the definitive dividend was divided in a determined proportion between the continuing company, Enel Américas, and us. Therefore, on May 24, 2016, we paid a dividend of approximately Ch$ 2.09338 per share of common stock and shareholders of Enel Américas received a dividend of approximately Ch$ 3.40599 per share of common stock. The payment of dividends for fiscal year 2015 was based on Enel Américas’ annual consolidated net income filed with the SVS, which was marginally different from net income based on IFRS.

On November 25, 2016, the Board of Directors agreed to distribute an interim dividend of Ch$ 0.75884 per share of common stock on January 27, 2017, accrued in fiscal year 2016. The aforementioned interim dividend will be deducted from the definitive dividend to be paid in May 2017. The definitive dividend of Ch$ 158,781 million, equivalent to approximately Ch$ 3.2343 per share of common stock, agreed by the OSM held on April 26, 2017, corresponds to a payout ratio of 50% based on annual consolidated net income for our 2016’s annual consolidated net income filed with the SVS, based on 10 months of results starting as of our creation on March 1, 2016, and therefore differs from the twelve‑month net income included in this Report.

In accordance with our current dividend policy, the interim dividend corresponds to 15% of consolidated net income as of September 30 of each year. Additionally, our Board of Directors will propose a definitive dividend payout equal to 55% of the annual consolidated net income for fiscal year 2017. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on 2017 consolidated net income. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment.

The payment of dividends is potentially subject to legal restrictions, such as the requirement to pay dividends either from the net income or from retained earnings of the fiscal year, in both cases from financial statements formally approved by the shareholders.  The Board of Directors may approve the distribution of provisional dividends during any given year only in the absence of retained losses. There may be also other contractual restrictions such as the non-default on credit agreements. However, these potential legal and contractual restrictions do not currently affect our ability or any of our subsidiaries’ ability to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further detail on our debt instruments).

Shareholders set dividend policies at each subsidiary and affiliate. Dividends will be paid to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

The table below sets forth, the per-share dividend amounts distributed by us in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 50 shares of common stock) in U.S. dollars for income attributable to 2016.  See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends distributed (1)
Year	Nominal Ch$ per Share	US$ per ADS (2)
2016	2.093	0.16

(1)	This chart details dividends actually paid and not the dividends accrued in 2016. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate as of December 31, 2016. One ADS = 50 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

B.	Significant Changes

None.

Item 9.	The Offer and Listing
A.	Offer and Listing Details.

Market Price Information

The shares of our common stock and our ADSs currently trade on Chilean exchanges and the NYSE, respectively.

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange, and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE. We started trading in the Chilean exchanges since April 21, 2016 and on the NYSE since April 26, 2016.

	Santiago Stock Exchange(1)		U.S. Stock Exchanges(2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low
2017	74.50	61.00	5.71	4.50
April (up to April 25, 2017)	74.50	69.85	5.71	5.31
March	73.25	65.20	5.53	4.88
February	66.98	61.00	5.36	4.61
January	67.01	62.00	5.29	4.50

2016	90.00	58.65	6.81	4.25
December	64.99	58.65	4.98	4.25
November	68.51	61.12	5.23	4.43
October	70.15	60.80	5.25	4.62
September	74.41	60.48	5.48	4.52
4th Quarter	70.15	58.65	5.25	4.25
3rd Quarter	79.00	60.48	6.08	4.52
2nd Quarter	90.00	73.94	6.81	5.22

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSE and over-the-counter trading. Our ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 50 shares of common stock.

On the last trading day in 2016, our common stock closed at Ch$ 62.01 per share on the Santiago Stock Exchange and our ADSs closed at US$ 4.55 per ADS on the NYSE.

On April 25, 2017, our common stock closed at Ch$ 72.97 per share on the Santiago Stock Exchange and our ADSs closed at US$ 5.42 per ADS on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on three stock exchanges since April 21, 2016: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The Santiago Stock Exchange, the largest stock exchange in the country was established in 1893 as a private company.  As of December 31, 2016, 214 companies had shares listed on the Santiago Stock Exchange. For 2016, the Santiago Stock Exchange accounted for 89.9% of our total equity traded in Chile and amounted to 5,632,385,628 shares. In addition, 10.1% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and finally, less than 0.1% was traded on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. when daylight savings time is in place (usually from November to March), which may differ from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:30 a.m. to 5:00 p.m. when daylight savings time in Chile is in place, on each business day. During local standard time, electronic auctions may be conducted at any of four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. When daylight savings time is in place there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two main share price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with total annual transactions exceeding UF 10,000 (Ch$ 263 million as of December 31, 2016, equivalent to US$ 393,565) and a free float representing at least 5%. The IPSA is calculated using the prices of the 40 shares with highest trading volume on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. We have been included in the IPSA since April 21, 2016.

Our common stock trades in the United States in the form of ADSs on the NYSE by way of “when-issued” trading since April 21, 2016 under the ticker symbol “ENIC WI” and regular-way trading since April 27, 2016 under the ticker symbol “ENIC.” Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under a Deposit Agreement dated April 26, 2016, among us, Citibank, N.A. acting as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder (the “Deposit Agreement”). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of April 25, 2017, ADRs evidencing 72,143,815 ADSs (equivalent to 3,607,190,750 shares of common stock) were outstanding, representing 7.3% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2016 amounted to 84.1 million ADSs, equivalent to US$ 459 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the SEC and the Commodity Futures Trading Commission to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2016:

	Number of common shares traded	Percent
Market
Chile(1)	6,268,091,654	59.8%
United States (One ADS = 50 shares of common stock)(2)	4,206,677,950	40.2%
Total	10,474,769,604	100%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Includes the New York Stock Exchange and over-the-counter trading.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item  10.Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our by-laws.

General

Shareholders’ rights in Chilean companies are governed by the company’s by-laws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act, Law 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 132 million as of December 31, 2016) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the SVS under Securities Market Law (Law 18,045) and the Chilean Companies Act. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were constituted by public deed issued on January 8, 2016 by the Santiago Notary Public, Mr. Ivan Torrealba A., and registered on January 19, 2016 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago) on pages 4288 No. 2570. Our registry in the Securities Registry of the SVS was approved by the SVS on April 13, 2016, under the entry number 1139. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-37723 on March 31, 2016.

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

Corporate Objectives and Purposes

Article 4 of our by-laws states that our corporate objectives and purposes are, among other things, to conduct the exploration, development, operation, generation, distribution, transformation, or sale of energy in any form, directly or through other companies, as well as to provide engineering- consulting services related to these objectives, to make loans to related companies, subsidiaries and affiliates and to participate in the telecommunications business.

Board of Directors

Our Board of Directors consists of seven members who are appointed by shareholders at an OSM and are elected for a three-year term, at the end of which they will be re-elected or replaced.

The seven directors elected at the OSM are the seven individual nominees who receive the highest majority of the votes. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.

The effect of these voting provisions is to ensure that a shareholder owning more than 12.5% of our shares is able to elect a member of the Board.

The compensation of the directors is established annually at the OSM. See “Item 6. Directors, Senior Management and Employees —B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Companies Act.

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

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the by-laws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The Chief Executive Officer, or the person replacing him, will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of December 31, 2016, our subscribed and fully paid capital totaled Ch$ 2,229 billion and consisted of 49,092,772,762 shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 26, 2017. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

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

•

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controlling shareholder;

•	the form of distributing corporate benefits;
•

issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the Board of Directors is deemed sufficient;

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

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enelchile.cl.

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

There are no limitations imposed by Chilean law or our by-laws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the by-laws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

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

Approval of Financial Statements

The Board of Directors is required to submit our consolidated financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60-days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the Board of Directors.

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

Acquisition of Shares

No provision in our by-laws discriminates against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our by-laws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

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

The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

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

•

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controlling shareholder;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient);
•

the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and
•	such other causes as may be established by the law or by the company’s by-laws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and these companies are subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. We are and have been a Title XII company and are approved by the Risk Classification Committee.

Title XII companies are required to have by-laws that:

•	limit the ownership of any shareholder to a specified maximum percentage, currently 65%;
•	require that certain actions be taken only at a meeting of the shareholders; and
•	give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by us are registered with an administrative agent, which is DCV Registros S.A. This entity is also responsible for our shareholders registry. In case of jointly-owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

C.	Material Contracts.

None.

D.	Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile in 2002. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law 18,840 of October 1989.

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

E. Taxation.

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of shares and ADSs. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs, if any, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs. The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries, which has not happened as of the date of this Report. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

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

In September 2014, a tax reform was enacted (Law 20,780) which, among other topics, progressively increased the corporate income tax (“CIT”). The CIT rate will be adjusted as follows: in 2014 it increased from 20% to 21%; in 2015 it increased to 22.5%; in 2016 it increased to 24%; in 2017, depending on which of the two new alternative systems enacted as part of the 2014 tax reform (discussed below) is chosen, the rate increases to 25% for companies electing the accrued income basis and 25.5% for companies electing the cash basis for shareholders. As of 2018, the CIT rate will remain at 25% for companies that elected the accrued income basis and will increase to 27% for companies that elected the cash basis for shareholders. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 24% (CIT rate for 2016) and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 24% x Line 1	24
3	Net distributable income: Line 1 — Line 2	76
4	Dividend distributed (50% of net distributable income): 50% of Line 3	38
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	12
7	Net withholding tax : Line 5 + Line 6	(5.6)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	14.5

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the rates prevailing until 2016, the Effective Dividend Withholding Rate is

(35%-24%) / (100%-24%) = 14.47%

Dividends are generally assumed to have been paid out of our oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by us. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 17 of the Notes to our consolidated financial statements.

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

3) Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 24% Chilean CIT credit is applicable. This provisional 24% Chilean corporate income tax credit must be confirmed with the information of a company’s taxable income as of December 31 of the year in which the dividend was paid. A company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

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

New System in effect starting in 2017

The tax reform released in September 2014, as amended by Law 20,899 enacted on February 8, 2016, created two alternative mechanisms of shareholder-level income taxation beginning on January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated system in Chile and most similar to the current system) shareholder taxation. Since we are a public limited company (“Sociedad Anónima” in Spanish), no election is available to us, and therefore the cash basis system is mandatory for us according to the law.

In addition, the aforementioned Law No. 20,899 expanded the 100% CIT credit against the Chilean shareholder tax to taxpayers who are residents in countries with which Chile has an effective or signed tax treaty to avoid international double taxation prior to January 1, 2017, even if not in force as of such date. This is currently the status of the treaty signed between Chile and the United States. This temporary rule will be in force from January 1, 2017 through December 31, 2019.

Under the cash basis system, we will pay CIT (at 25% in 2017 and at 27% thereafter) on our annual result. Foreign and local individual shareholders will only pay in Chile the relevant tax (as described below) on effective profit distributions and will be allowed to use the tax paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder- level tax (as opposed to 100% under the current FUT regime and under the accrued income basis). However, if there is an effective or signed tax treaty with Chile before January 1, 2017 (even if not in effect), the CIT is fully creditable against the 35% shareholder tax.

Taxation in two stages:

• Company:	27% of accrued profits (using the maximum CIT applicable from 2018 and forward).
• Shareholder:

35% of cash disbursement (65% of CIT tax is creditable against the shareholder level tax, resulting in an effective tax rate to the shareholder of 17.5%. However, if the shareholder is a resident of a country with an effective or signed tax treaty with Chile before January 1, 2017 (even if not in effect), CIT tax is fully creditable, resulting in an effective tax rate to the shareholder of 8%).

Total Tax Burden: 44.45% (35% for residents of countries with tax treaties).

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

Until December 31, 2016, the Chilean Income Tax Law included a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there were certain restrictions, in general terms, the amendment provided that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which were being sold must have been acquired on a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

If the shares did not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) the general tax regime, with a 24% Chilean CIT and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 24% Chilean CIT as sole tax regime, when all the following circumstances were met: (i) the sale was made between unrelated parties, (ii) the sale of shares was not a recurrent or habitual activity for the seller and (iii) at least one year had elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs was considered to be the date of acquisition of the shares for which the ADSs were exchanged.

Since January 1, 2017, the capital gains obtained in the sales of shares owned by foreign holders are subject to CIT and Chilean withholding tax, and the CIT serves as a credit in Chile to reduce the withholding tax.

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
•

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if(A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Taxation of Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two regimes we elect to adopt. We adopted the cash basis system, which is very similar to the regime that was in effect until 2016. See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of shares and ADSs — Taxation of Cash Dividends and Property Distributions” above.

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

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult the beneficial owner’s tax advisor regarding the availability of foreign tax credits in the beneficial owner’s particular circumstances. Instead of claiming a credit, a beneficial owner may, at the beneficial owner’s election, deduct such Chilean taxes in computing the beneficial owner’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long- term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year. The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances prior to 2017, and in all circumstances starting in 2017, Chilean taxes may be imposed upon the sale of shares (but not ADSs). See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we will not be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2017 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting and to backup withholding unless:

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates that affect the generation and distribution businesses in Chile.  These risks are monitored and managed by us in coordination with Enel Generación Chile. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business segment, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2016 we held contracts classified as derivative financial instruments related to diesel oil (2,928,675 barrels of Brent diesel oil) and natural gas (3,317,491 MMBTU of Henry Hub). As of December 31, 2015, we held contracts classified as financial instruments related to diesel oil (133,058 barrels of Brent diesel oil).

In our thermal power plants, which use coal or petroleum-based liquid fuel, the dispatch or bidding mechanism allows these plants to cover their operating costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to contracted sale prices according to indexing formulas. Due to the drought conditions in the past several years in Chile and the price volatility of coal, we hedged this risk with commodity instruments available in the international markets. As of December 31, 2016 and 2015, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum based liquid fuel.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2016 and 2015, we did not hold electricity price-sensitive instruments.

We are continually analyzing strategies to hedge commodity price risk, like transferring commodity price variations to the customers’ contract prices and/or permanently adjusting commodity indexed price formulas for new Power Purchase Agreements according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2016, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF
Weighted average interest rate
US$	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%
Total fixed rate	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%	—
Variable Rate
Ch$/UF	5,480	5,480	29,433	29,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
Total variable rate	5,480	5,480	29,433	29,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	—
Total	7,321	7,440	31,520	31,656	31,801	718,582	828,320	1,019,056

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2016, which was Ch$ 669.47 per US$ 1.00.
(2)

As of December 31, 2016, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2015, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

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

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and the debt structure, we sometimes manage interest rate risk through the use of interest rate derivatives.

At both December 31, 2016 and 2015, 92% of our total outstanding debt was denominated in fixed terms and 8% was subject to variable interest rates.  Because the exposure to variable interest rate risk was so low, we did not engage in derivative hedging instruments.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the debt of each company. Most of our subsidiaries have access to funding in the same currency as their revenues, therefore reducing the exchange rate volatility impact. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible under reasonable terms due to market conditions.

As of December 31, 2016, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	523,687	—	—	—	523,687	(23,641)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	—	—	523,687	—	—	—	523,687	(23,641)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2016, which was Ch$ 669.47 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2015, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	—	541,153		—	541,153	(60,304)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	—	—	—	541,153	—	—	541,153	(60,304)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

For further detail please refer to Note 19.6 of the Notes to our consolidated financial statements.

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

(1) Issuance of ADS upon deposit of shares (i.e., an issuance upon a deposit of shares or upon a change in the ADS(s) to share(s) ratio), excluding issuances as a result of distributions described in paragraph (4) below.

Up to US$5 per 100 ADSs (or fraction thereof) issued.

(2) Delivery of deposited securities against surrender of ADS	Up to US$5 per 100 ADSs (or fraction thereof) surrendered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5 per 100 ADSs (or fraction thereof) held.

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5 per 100 ADSs (or fraction thereof) held.

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin-off of shares)	Up to US$5 per 100 ADSs (or fraction thereof) held.

(6) Depositary services	Up to US$5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

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

Depositary Payments for Fiscal Year 2016

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2016, the Depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 0.4 million (after the deduction of applicable U.S. taxes).

PART II

Item  13.Defaults, Dividend Arrearages and Delinquencies

None.

Item  14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item  15.Controls and Procedures

a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2016.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule13a-15 (f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS, as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate over time.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2016. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Based on the assessment, our management has concluded that as of December 31, 2016, our internal control over financial reporting was effective.

(c) Attestation Report of the Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2016. Their attestation report appears on page F-2.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16. Reserved

Item 16A.Audit Committee Financial Expert

As of December 31, 2016, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Fernán Gazmuri P., as determined by the Board of Directors. Mr. Gazmuri is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item  16B.Code of Ethics

Our standards of ethical conduct are governed by means of the following five corporate rulings or policies: the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Human Rights Policy, the Manual for the Management of Information of Interest to the Market (the “Manual”) and the Diversity Policy.

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

In addition to the corporate governance rules described above, our Board adopted the Code of Ethics, the ZTAC Plan and the Human Rights Policy. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribes, preferential treatment, and other similar matters. The Human Rights Policy incorporates and adapts the general human rights principles championed by the United Nations into a corporate reality.

The Diversity Policy was approved by the Board of Directors on August 30, 2016. This policy aims to define the key principles required to spread a culture that focuses on diversity and is based on the respect and promotion of the principles of preventing arbitrary discrimination and encouraging equal opportunities and inclusion, which are fundamental values in the development of the Company’s activities. Under this policy, the Company seeks to improve the work environment and make possible a better quality of life at work. The Company is committed to creating an inclusive work environment where workers can develop their potential and maximize their contribution.

A copy of these documents is available on our webpage at www.enelchile.cl as well as upon request, free of charge, by writing or calling us at:

Enel Chile S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2016, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officers of the Company in fiscal year 2016.

Item 16C.Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2016	2015
	(in millions of Ch$)
Audit fees	928	—
Audit-related fees(1)	837	—
Tax fees	—	—
All other fees	—	—
Total	1,765	—

(1)	Includes non-recurrent audit services related to the group’s reorganization for Ch$ 753 million.

All of the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so require, appoint their own external auditors.

The Directors’ Committee (which performs the functions of the Audit Committee), reviews engagement letters with external auditors, ensures quality control in respect of the services provided, reviews and controls independence issues, and other related matters.

The Directors’ Committee has a pre-approval policy regarding the contracting of our external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to us.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the CFO, are submitted to the Directors’ Committee for approval or rejection.

The pre-approval policy established by the Directors’ Committee for non-audit services and audit-related fees is as follows:

•	The business unit that has requested the service and the audit firm expected to perform the service must request that the CFO review the nature of the service to be provided.
•

The CFO then analyzes the request and requires the selected audit firm to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Directors’ Committee for approval or denial.

The Directors’ Committee has designed, approved, and implemented the necessary procedures to fulfill the new requirements described in SEC release number 34-53677, File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services).

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item  16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item  16F.Change in Registrant’s Certifying Accountant

None.

Item  16G.Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Item  16H.Mine Safety Disclosure

Not applicable.

PART III

Item  17.Financial Statements

Not Applicable.

Item   18.Financial Statements

Enel Chile

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm:

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item  19.Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Chile S.A.
8.1	List of Principal subsidiaries as of December 31, 2016
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enel Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL CHILE S.A.

By:	/s/ Nicola Cotugno
Name:	Nicola Cotugno
Title:	Chief Executive Officer

Date: April 27, 2017

Enel Chile S.A. (formerly named Enersis Chile S.A.) and its Subsidiaries

Consolidated Financial Statements as of December 31, 2016 and 2015

 Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Report of Independent Registered Public Accounting Firm

To Shareholders and Directors of

Enel Chile S.A.

We have audited the accompanying consolidated statements of financial position of Enel Chile S.A. (formerly Enersis Chile S.A.) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enel Chile S.A. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enel Chile S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2017 expressed an unqualified opinion thereon.

/s/ EY Audit SpA.
EY Audit SpA.

Santiago, Chile
April 26, 2017

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Enel Chile S.A.

We have audited the internal control over financial reporting of Enel Chile S.A. (formerly Enersis Chile S.A.) and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, Enel Chile S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Enel Chile S.A. and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016, and our report dated April 26, 2017 expressed an unqualified opinion thereon.

/s/ EY Audit SpA.
EY Audit SpA.

Santiago, Chile
April 26, 2017

 ENEL CHILE S.A. (FORMERLY NAMED ENERSIS CHILE S.A.)

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In thousands of Chilean pesos)

		12-31-2016	12-31-2015
ASSETS	Note	ThCh$	ThCh$

CURRENT ASSETS
Cash and cash equivalents	6	245,999,192	144,261,845
Other current financial assets	7	584,244	16,313,194
Other current non-financial assets		15,831,486	3,984,943
Trade and other current receivables	8	445,071,856	596,364,467
Current accounts receivable from related parties	9	52,858,384	25,144,559
Inventories	10	37,539,596	42,616,615
Current tax assets	11	55,649,171	20,306,212
Total current assets other than assets or disposal groups held for sale		853,533,929	848,991,835
Non-current assets or disposal groups held for sale	5	12,993,008	-
TOTAL CURRENT ASSETS		866,526,937	848,991,835

NON-CURRENT ASSETS
Other non-current financial assets	7	28,827,542	21,750,452
Other non-current non-financial assets		13,336,152	4,769,885
Trade and other non-current receivables	8	33,500,105	14,392,223
Investments accounted for using the equity method	12	18,738,198	45,716,371
Intangible assets other than goodwill	13	44,470,750	42,879,326
Goodwill	14	887,257,655	887,257,655
Property, plant and equipment	15	3,476,128,634	3,429,167,797
Investment property	16	8,128,522	8,150,987
Deferred tax assets	17	21,796,517	22,392,339
TOTAL NON-CURRENT ASSETS		4,532,184,075	4,476,477,035
TOTAL ASSETS		5,398,711,012	5,325,468,870

The accompanying notes are an integral part of these consolidated financial statements

ENEL CHILE S.A. (FORMERLY NAMED ENERSIS CHILE S.A.)

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In thousands of Chilean pesos)

		12-31-2016	12-31-2015
LIABILITIES AND EQUITY	Note	ThCh$	ThCh$

CURRENT LIABILITIES
Other current financial liabilities	18	25,696,166	27,921,725
Trade and other current payables	21	561,505,283	554,915,971
Current accounts payable to related parties	9	90,428,929	233,154,916
Other current provisions	22	6,493,532	16,329,195
Current tax liabilities	11	61,599,415	15,119,789
Other current non-financial liabilities		11,523,322	6,120,658
Total current liabilities other than those associated with disposal groups held for sale		757,246,647	853,562,254
Liabilities associated with disposal groups held for sale		-	-
TOTAL CURRENT LIABILITIES		757,246,647	853,562,254

NON-CURRENT LIABILITIES
Other non-current financial liabilities	18	854,016,751	917,197,790
Trade and other non-current payables	21	1,483,113	6,034,216
Current accounts payable to related parties	9	251,527	97,186
Other long-term provisions	22	63,106,908	56,116,140
Deferred tax liabilities	17	199,364,794	235,101,356
Non-current provisions for employee benefits	23	59,934,127	55,023,456
Other non-current non-financial liabilities		313,503	435,689
TOTAL NON-CURRENT LIABILITIES		1,178,470,723	1,270,005,833
TOTAL LIABILITIES		1,935,717,370	2,123,568,087

EQUITY
Allocated capital		2,229,108,975	2,229,108,975
Retained earnings		1,569,375,291	1,322,162,479
Other reserves	24.5	(1,035,092,978)	(958,589,952)
Equity attributable to Enel Chile		2,763,391,288	2,592,681,502
Non-controlling interests	24.6	699,602,354	609,219,281
TOTAL EQUITY		3,462,993,642	3,201,900,783
TOTAL LIABILITIES AND EQUITY		5,398,711,012	5,325,468,870

The accompanying notes are an integral part of these consolidated financial statements

ENEL CHILE S.A. (FORMERLY NAMED ENERSIS CHILE S.A.)

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

		For the years ended December 31,
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		2016	2015	2014
Profit (loss)	Note	ThCh$	ThCh$	ThCh$

Revenues	25	2,515,843,880	2,384,293,189	2,014,863,898
Other operating income	25	25,722,939	14,735,951	34,201,387
Revenues and other operating income		2,541,566,819	2,399,029,140	2,049,065,285
Raw materials and consumables used	26	(1,497,419,580)	(1,481,985,559)	(1,309,402,283)
Contribution Margin		1,044,147,239	917,043,581	739,663,002

Other work performed by the entity and capitalized	15.b.2	16,096,852	21,004,053	21,505,568
Employee benefits expense	27	(124,098,428)	(136,554,721)	(126,341,363)
Depreciation and amortization expense	28	(161,660,610)	(153,201,662)	(128,437,154)
Impairment loss recognized in the period’s profit or loss	28	(35,926,710)	3,054,903	(13,185,420)
Other expenses	29	(170,769,137)	(125,857,397)	(110,454,215)
Operating Income		567,789,206	525,488,757	382,750,418

Other gains	30	121,490,062	20,055,745	70,893,263
Financial income	31	23,105,901	15,270,169	14,762,515
Financial costs	31	(58,199,382)	(66,700,698)	(75,626,489)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12	7,878,200	8,905,045	(54,352,582)
Foreign currency exchange differences	31	12,978,471	(51,277,332)	(21,444,198)
Gains from indexed assets and liabilities	31	1,631,840	4,839,077	15,263,623
Income before taxes		676,674,298	456,580,763	332,246,550
Income tax expense, continuing operations	17	(111,403,182)	(109,612,599)	(132,687,133)
NET INCOME		565,271,116	346,968,164	199,559,417

Net income attributable to:
Equity owners of Enel Chile		384,159,865	251,838,410	162,459,039
Non-controlling interests	24.6	181,111,251	95,129,754	37,100,378
NET INCOME		565,271,116	346,968,164	199,559,417

Basic and diluted earnings per share
Basic and diluted earnings per share	Ch$/Share	7.83	5.13	3.31
Weighted average number of shares of common stock	Thousands	49,092,772.76	49,092,772.76	49,092,772.76

The accompanying notes are an integral part of these consolidated financial statements

ENEL CHILE S.A. (FORMERLY NAMED ENERSIS CHILE S.A.)

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

		For the years ended December 31,
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		2016	2015	2014
Other comprehensive income (loss)	Note	ThCh$	ThCh$	ThCh$

Net Income		565,271,116	346,968,164	199,559,417
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Remeasurement losses from defined benefit plans	23.2.b	(6,618,514)	(5,645,532)	(12,692,856)
Other comprehensive loss that will not be reclassified subsequently to profit or loss		(6,618,514)	(5,645,532)	(12,692,856)
Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains		(3,532,410)	162,373	12,473,950
Gains (losses) from available-for-sale financial assets		(6,740)	1,077	1,849
Share of other comprehensive income (loss) from associates and joint ventures accounted for using the equity method	12.1	(11,691,509)	(577,862)	13,476,871
Gains (losses) from cash flow hedges		68,850,275	(137,733,945)	(122,590,463)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		20,218,082	15,140,369	(8,765,418)
Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		73,837,698	(123,007,988)	(105,403,211)
Other comprehensive income (loss), before taxes		67,219,184	(128,653,520)	(118,096,067)
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		1,786,999	1,325,242	4,527,209
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		1,786,999	1,325,242	4,527,209
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		(21,116,232)	31,868,299	31,585,153
Income tax related to available-for-sale financial assets		1,820	(290)	(1,462)
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		(21,114,412)	31,868,009	31,583,691

Total Other Comprehensive Income (Loss)		47,891,771	(95,460,269)	(81,985,167)
TOTAL COMPREHENSIVE INCOME		613,162,887	251,507,895	117,574,250

Comprehensive income attributable to:
Equity owners of Enel Chile		411,551,269	193,709,073	110,466,754
Non-controlling interests		201,611,618	57,798,822	7,107,496
TOTAL COMPREHENSIVE INCOME		613,162,887	251,507,895	117,574,250

The accompanying notes are an integral part of these consolidated financial statements

  ENEL CHILE S.A. (FORMERLY NAMED ENERSIS CHILE S.A.)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

Statements of Changes in Equity		Changes in Other Reserves
	Allocated Capital	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Enersis Chile	Non-controlling Interests	Total Equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity at beginning of period 1/1/2016	2,229,108,975	12,423,692	(121,503,052)	-	14,835	-	(849,525,427)	(958,589,952)	1,322,162,479	2,592,681,502	609,219,281	3,201,900,783
Changes in equity
Comprehensive income
Profit (loss)	-	-	-	-	-	-	-	-	384,159,865	384,159,865	181,111,251	565,271,116
Other comprehensive income	-	(2,137,753)	40,843,826	(4,297,479)	(4,880)	-	(7,012,310)	27,391,404	-	27,391,404	20,500,367	47,891,771
Comprehensive income										411,551,269	201,611,618	613,162,887
Dividends	-	-	-	-	-		-	-	(145,636,016)	(145,636,016)	(81,524,150)	(227,160,166)
Increase (decrease) from other changes	-	(1,063,006)	4,440,756	4,297,479	-	1,632,724	(113,202,383)	(103,894,430)	8,688,963	(95,205,467)	(29,704,395)	(124,909,862)
Total changes in equity	-	(3,200,759)	45,284,582	-	(4,880)		(120,214,693)	(76,503,026)	247,212,812	170,709,786	90,383,073	261,092,859

Equity at end of period 12/31/2016	2,229,108,975	9,222,933	(76,218,470)	-	9,955	1,632,724	(969,740,120)	(1,035,092,978)	1,569,375,291	2,763,391,288	699,602,354	3,462,993,642

Statements of Changes in Equity		Changes in Other Reserves
	Allocated Capital	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Enersis Chile	Non-controlling Interests	Total Equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity at beginning of period 1/1/2015	2,229,108,975	11,443,966	(66,850,863)	-	14,046	-	(873,486,367)	(928,879,218)	1,171,971,677	2,472,201,434	611,864,357	3,084,065,791
Changes in equity
Comprehensive income
Profit (loss)	-	-	-	-	-	-	-	-	251,838,410	251,838,410	95,129,754	346,968,164
Other comprehensive income	-	979,726	(54,652,189)	(4,111,061)	789	-	(346,602)	(58,129,337)	-	(58,129,337)	(37,330,932)	(95,460,269)
Comprehensive income						-				193,709,073	57,798,822	251,507,895
Dividends	-	-	-	-	-	-	-	-	(93,477,653)	(93,477,653)	(40,335,478)	(133,813,131)
Increase (decrease) from other changes	-	-	-	4,111,061	-	-	24,307,542	28,418,603	(8,169,955)	20,248,648	(20,108,420)	140,228
Total changes in equity	-	979,726	(54,652,189)	-	789	-	23,960,940	(29,710,734)	150,190,802	120,480,068	(2,645,076)	117,834,992

Equity at end of period 12/31/2015	2,229,108,975	12,423,692	(121,503,052)	-	14,835	-	(849,525,427)	(958,589,952)	1,322,162,479	2,592,681,502	609,219,281	3,201,900,783

The accompanying notes are an integral part of these consolidated financial statements

Statements of Changes in Equity		Changes in Other Reserves
	Allocated Capital	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Amounts recognized in other comprehensive income and accumulated in equity related to non-current assets or groups of assets for disposal classified as held for sale	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Enersis Chile	Non-controlling Interests	Total Equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity at beginning of period 1/1/2014	2,238,169,268	3,628,184	(6,258,379)	-	11,811	-	(877,246,493)	(879,864,877)	1,080,532,977	2,438,837,368	626,946,621	3,065,783,989
Changes in equity
Comprehensive income
Profit (loss)	-	-	-	-	-	-	-	-	162,459,039	162,459,039	37,100,378	199,559,417
Other comprehensive income	-	7,815,782	(60,592,484)	(7,301,245)	2,235	-	8,083,427	(51,992,285)	-	(51,992,285)	(29,992,882)	(81,985,167)
Comprehensive income						-				110,466,754	7,107,496	117,574,250
Dividends	-	-	-	-	-	-	-	-	(109,706,921)	(109,706,921)	(40,621,604)	(150,328,525)
Increase (decrease) from other changes	(9,060,293)	-	-	7,301,245	-	-	(5,224,276)	2,076,969	38,686,582	31,703,258	48,255,408	79,958,666
Increase (decrease) from changes in ownership interests of subsidiaries that do not result in loss of control	-	-	-	-	-	-	900,975	900,975	-	900,975	(29,823,564)	(28,922,589)
Total changes in equity	(9,060,293)	7,815,782	(60,592,484)	-	2,235	-	3,760,126	(49,014,341)	91,438,700	33,364,066	(15,082,264)	18,281,802

Equity at end of period 12/31/2014	2,229,108,975	11,443,966	(66,850,863)	-	14,046	-	(873,486,367)	(928,879,218)	1,171,971,677	2,472,201,434	611,864,357	3,084,065,791

The accompanying notes are an integral part of these consolidated financial statements

 ENEL CHILE S.A. (FORMERLY NAMED ENERSIS CHILE S.A.)

Consolidated Statements of Cash Flows, Direct

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

		For the years ended December 31,
		2016	2015	2014
Statements of Direct Cash Flows	Note	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		3,234,555,814	3,049,501,263	2,387,905,862
Collections from premiums and services, annual payments, and other obligations from policies held		3,941,414	1,575,093	-
Other collections from operating activities		3,764,294	4,399,898	15,244,642
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(2,119,032,266)	(2,069,604,155)	(1,875,922,724)
Payments to and on behalf of employees		(128,828,942)	(132,245,067)	(118,058,522)
Payments on premiums and services, annual payments, and other obligations from policies held		(17,236,985)	(7,547,854)	(8,060,258)
Other payments for operating activities		(232,754,099)	(123,833,216)	(92,292,159)
Income taxes paid		(125,565,819)	(134,275,698)	(33,916,694)
Other outflows of cash, net		(4,158,555)	(11,438,737)	(9,953,266)
Net cash flows from operating activities		614,684,856	576,531,527	264,946,881

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses, net		3,003	6,639,653	40,861,571
Cash flows used to obtain control of subsidiaries or other businesses		-	-	(37,654,762)
Other collections from the sale of equity or debt instruments belonging to other entities		134,925,825	-	-
Other payments to acquire equity or debt instruments belonging to other entities		-	-	(15,894,195)
Other payments to acquire stakes in joint ventures		(2,346,000)	(2,550,000)	(3,315,000)
Loans to related companies		(72,633,744)	-	-
Proceeds from the sale of property, plant and equipment		15,272,996	29,853	167,486
Purchases of property, plant and equipment		(222,385,600)	(309,503,337)	(193,980,458)
Proceeds from the sale of other long-term assets		-	1,729,727	2,037,930
Purchases of other long-term assets		-	-	(2,952,035)
Payments for future, forward, option and swap contracts		(8,044,017)	(6,143,222)	(17,364,789)
Collections from future, forward, option and swap contracts		3,744,080	186,522	22,536,125
Collections from related companies		72,855,009	-	-
Dividends received		8,682,136	10,163,153	12,857,184
Interest received		6,437,720	2,706,304	3,952,768
Other inflows (outflows) of cash, net		-	-	9,704
Net cash flows used in investing activities		(63,488,592)	(296,741,347)	(188,738,471)

Cash flows from (used in) financing activities
Proceeds from long-term loans		136,870,500	-	221,932,163
Proceeds from short-them loans		40	-	-
Loans from related companies		150,517,279	672,906,691	475,737,765
Payments on borrowings and financial lease liabilities		(139,596,278)	(142,318,377)	(117,659,358)
Payment of loans to related companies		(167,561,709)	(633,103,315)	(633,824,523)
Dividends paid		(322,805,225)	(134,692,408)	(161,129,816)
Interest paid		(48,344,510)	(59,614,618)	(63,291,514)
Change in parent company investment		-	28,596,303	131,304,205
Other outflows of cash, net		(54,947,069)	(5,216,726)	(12,213,403)
Net cash flows used in financing activities		(445,866,972)	(273,442,450)	(159,144,481)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		105,329,292	6,347,730	(82,936,071)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(3,591,945)	4,898,486	1,044,603
Net increase (decrease) in cash and cash equivalents		101,737,347	11,246,216	(81,891,468)
Cash and cash equivalents at beginning of year		144,261,845	133,015,629	214,907,097
Cash and cash equivalents at end of year		245,999,192	144,261,845	133,015,629

The accompanying notes are an integral part of these consolidated financial statements

ENEL CHILE S.A (FORMERLY NAMED ENERSIS CHILE S.A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL CHILE S.A. (FORMERLY NAMED ENERSIS CHILE S.A.) AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015

(In thousands of Chilean pesos)

1.	BACKGROUND AND BUSINESS ACTIVITIES

Enel Chile S.A. (formerly named Enersis Chile S.A.) (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. Since April 13, 2016, the Company is registered in the securities register of the Superintendence of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS), and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America. On April 21, 2016, the Company’s shares began trading on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. In addition, the Company’s common stock began trading in the United States in the form of American Depositary Shares on the New York Stock Exchange by way of “when-issued” trading from April 21, 2016 to April 26, 2017 and “regular-way” trading since April 27, 2016.

Enel S.p.A. (hereinafter “Enel”), an Italian generation company, is the ultimate controlling shareholder of the Company.

The Company was initially constituted by public deed dated January 22, 2016 and came into legal existence on March 1, 2016 under the name of Enersis Chile S.A. The Company changed its name to Enel Chile S.A. effective October 4, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group. For tax purposes, the Company operates under Chilean tax identification number 76.536.353-5.

As of December 31, 2016, the Group had 2,010 employees. During the fiscal year ended December 31, 2016, the Group averaged a total of 2,015 employees (see Note 34).

Enel Chile’s corporate purpose consists of exploring, developing, operating, generating, distributing, transporting, transforming and/or sale of energy in any of its forms or nature, directly or through other entities within Chile. Additionally, it is also engaged in investing and managing its investments in its subsidiaries and associates, whose activities include the generation, transmission, distribution or selling of electrical energy, or whose corporate purpose includes any of the following:

i)	Energy of any kind or form,
ii)	Supplying public services, or services whose main component is energy,
iii)	Telecommunications and information technology services, and
iv)	Internet-based intermediation business.

Corporate Reorganization

In 2015, Enersis S.A. (“Enersis”), which was ultimately controlled and 60.6% beneficially owned by Enel, initiated a reorganization process to separate its electricity generation and distribution businesses and related assets and liabilities in Chile from its generation, transmission and distribution businesses in Argentina, Brazil, Colombia and Peru (the “Reorganization”).

a)	The Spin-Off Stage:

The Reorganization began with the spin-offs by Enersis and its subsidiaries, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”), following the approval of the spin-offs by the respective shareholders of Enersis, Endesa Chile and Chilectra at their extraordinary shareholders’ meetings held on December 18, 2015.

Endesa Chile conducted a “división” or “demerger” under Chilean corporate law to divide Endesa Chile into two separate companies. The new company, Endesa Américas S.A. (“Endesa Américas”), was assigned Endesa Chile's non-Chilean businesses and related assets and liabilities on March 1, 2016 (the “Separation”). Endesa Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and with the U.S. Securities and Exchange Commission (the “SEC”)  pursuant to applicable U.S. federal securities laws, and on April 21, 2016, Endesa Chile distributed shares of Endesa Américas to its shareholders in proportion to such shareholders’ share ownership in Endesa Chile based on a ratio of one share of Endesa Américas for each outstanding share of Endesa Chile (the “Distribution,” and together with the Separation, the “Spin-Off”). Following the Spin-Off, Endesa Chile retained its Chilean businesses and related assets and liabilities.

Chilectra, a Chilean electricity distribution company and subsidiary of Enersis, also conducted a “división” or “demerger” and then distributed to its shareholders pro rata the shares of a new Chilean company, Chilectra Américas S.A. (“Chilectra Américas”), that holds the non-Chilean equity interests and related assets and liabilities, which consists exclusively of Chilectra’s ownership interests in shares of companies domiciled outside of Chile (the “Chilectra Spin-Off” and together with the Spin-Off, the “Endesa/Chilectra Spin-Offs”). Chilectra Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and Chilectra continues to hold its Chilean businesses and related assets and liabilities.

In connection with the “demergers” of Endesa Chile and Chilectra, Enersis conducted a “división” or “demerger”. Following the Endesa/Chilectra Spin-Offs, Enersis distributed to its shareholders pro rata the shares of a new Chilean company, Enersis Chile S.A. (“Enersis Chile”), that was assigned the Chilean businesses and assets, including the equity interests in each of Endesa Chile and Chilectra, after giving effect to the “demergers” of Endesa Chile and Chilectra (the “Enersis Spin-Off”). On March 1, 2016, having satisfied all conditions precedent including the capital decrease and modifications to the by-laws, the Enersis Spin-Off became effective and Enersis S.A.’s corporate name was changed to Enersis Américas S.A. The new entity Enersis Chile was also incorporated on that date and allocated the equity interest and related assets and liabilities of Enersis' businesses in Chile. Enersis Chile registered its shares with the Securities Registry of the SVS pursuant to Chilean law and the SEC pursuant to applicable U.S. federal securities laws in connection with the Enersis Spin-Off, which was completed in April 2016.

As part of the Enersis Spin-Off, it was agreed that Enersis’ share capital would be reduced from Ch$5,804,447,986,000 divided into 49,092,772,762 registered common shares of a single series with no par value, to Ch$3,575,339,011,549 divided into 49,092,772,762 registered common shares of a single series with no par value. Additionally, it was agreed that (i) Enersis Chile’s share capital would be Ch$2,229,108,974,451, which corresponds to the amount by which the Enersis share capital would be  decreased, divided into 49,092,772,762 registered common shares of a single series with no par value, and (ii) Enersis’ equity interest would be distributed between Enersis Américas and Enersis Chile by allocating assets and liabilities to Enersis Chile, as agreed at the extraordinary shareholders’ meeting held on December 18, 2015.

On October 4, 2016, the respective by-laws were amended and the corporate names of Enersis Chile, Endesa Chile and Chilectra were changed to Enel Chile S.A., Enel Generación Chile S.A. and Enel Distribución Chile S.A., respectively.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS.

2.1 Basis of preparation

The accompanying consolidated financial statements as of December 31, 2016 and 2015 of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the Company’s Board of Directors at its meeting held on April 26, 2017.

The consolidated financial statements for the periods prior to the Separation reflect the combined operations of the Group as it would have been incorporated following the Spin-Off, assuming date would have been January 1, 2013. The combined financial statements may not be indicative of the Group’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated, since January 1, 2013 as an independent combined group during the periods presented.

For the periods prior to the Separation, the Group does not represent a group for consolidated financial statement reporting purposes in accordance with IFRS 10 Consolidated Financial Statements.

Since IFRS does not provide any guidance for the preparation of combined financial statements, paragraph 12 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors was used for the preparation of the combined financial statements. This paragraph requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The combined financial statements of the Company were derived from the aggregation of the net assets of the Chilean business of Enersis (currently Enel Américas S.A.). All intra-group balances, revenues, expenses and unrealized gains and losses arising from transactions between companies belonging to combined group were eliminated when preparing the combined financial statements. In addition, the investments of Enersis S.A. in the Group were eliminated against the equity of the respective combined entities. Transactions with Enel Américas group companies, which do not belong to the Group, have been disclosed as transactions with related parties.

Following the Separation, the consolidated financial statements include the financial statements of the Company and its subsidiaries, associates and joint ventures, and no longer include any allocations of expenses from Enersis S.A. to the Company. Accordingly:

•

The consolidated statement of financial position as of December 31, 2016, consists of the consolidated statement of financial position of the Group, while as of December 31, 2015 consists of the combined statement of financial position of the Company’s businesses aggregated as a combined group.

•

The consolidated statement of comprehensive income for the year ended December 31, 2016, consists of the consolidated statement of comprehensive income of the Group for the ten month period ended December 31, 2016 and the combined statement of comprehensive income of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016. The combined statements of comprehensive income for the years ended December 31, 2015 and 2014, consist of the combined statements of comprehensive income of the Company’s businesses aggregated as a combined group.

•

The consolidated statement of changes in equity for the year ended December 31, 2016, consists of the consolidated statement of changes in equity of the Group for the ten month period ended December 31, 2016 and the combined statement of changes in equity of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016. The combined statements of changes in equity for the years ended December 31, 2015 and 2014, consist of the combined statements of changes in equity of the Company’s businesses aggregated as a combined group.

•

The consolidated statement of cash flows for the year ended December 31, 2016, consists of the consolidated statement of cash flows of the Group for the ten month period ended December 31, 2016 and the combined statement of cash flows of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016. The combined statements of cash flows for the years ended December 31, 2015 and 2014, consist of the combined statements of cash flows of the Company’s businesses aggregated as a combined group.

These consolidated financial statements are presented in thousands of Chilean pesos (unless otherwise stated) which is the Company’s functional and presentation currency.

Principles applied in preparing the Combined Financial Statements

The following summarizes the accounting and other principles applied in preparing the combined financial statements. Management considers that the allocations described below were made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Company aggregated as a combined group (hereinafter “the Combined Group”) had been a stand-alone entity

Net assets of the Parent (equity)

Prior to the Separation, the Combined Group had not previously formed a separate legal group nor presented any stand-alone financial statements, and accordingly it was not conceivable to present share capital or an analysis of equity reserves. The net assets of the Combined Group were represented by capital invested in the Combined Group and were shown as “Equity” using the same captions as those used by Enersis. Issued capital, share premium and retained earnings of Enersis were allocated to Enersis Chile based on net assets value ratio assigned to it. Other reserves (which were primarily composed of the equity effects of past reorganizations, business combinations under common control, residual effects of first-time adoption of IFRS and the equity effects of the recent Spin-Off) were allocated considering the transaction and circumstances that led to creation of these reserves.

Cash and cash equivalents

Cash and cash equivalents of the foreign subsidiaries of Enersis were excluded from the combined financial statements.

In addition, the cash and cash equivalents balance of Enersis, on a stand-alone basis, was allocated using the following criteria:

(i) Cash and cash equivalents from the proceeds from the capital increase carried out in 2013 were excluded from the combined financial statements; and

(ii) Cash and cash equivalents remaining after excluding the 2013 capital increase proceeds, were allocated based on the exercise carried out by Enersis’ management, the ratios obtained for the division of the cash and cash equivalents, were as follows:

	Proportion of Net Assets Market Value
Entity	Chile	Américas
Enersis	42%	58%
Endesa S.A.	66%	34%
Chilectra S.A.	63%	37%

Intercompany balances and transactions with related companies

Intercompany balances with successors of Enersis were allocated by identifying the entity that provided/received the service as well as the nature of it. Intercompany balances with the Company were eliminated in full for the purpose of the combined financial statements. Intercompany balances with Enel Américas are included in the combined financial statements and disclosed as accounts with related companies.

Debt instruments and related interest expenses, exchange differences and effects of hedge accounting strategies

Financial debt and related interest expenses and exchange rate differences of the Chilean subsidiaries of Enersis were included in the combined financial statements. Financial debt and related interest expenses and exchange rate differences of Enersis stand-alone was 100% allocated to Enel Americas and were not included in the combined financial statements.

In relation to derivative instruments designated as hedging instruments for the Chilean subsidiaries of Enersis, these were included in the combined financial statements. Enersis’ management adopted as a criterion to keep the strategies of hedge accounting. Therefore, all effects on the statement of financial position, income and other comprehensive income were assigned to the specific companies to which the hedged items were assigned. In the case of Enersis on a stand-alone basis, the main items covered by the hedging strategies were related to debt (hedging exposure to foreign currency debt and variability in interest rates). Therefore, the main derivative instruments associated with such hedging strategies were assigned accordingly to Enel Américas, the entity that assumed 100% of the debt of Enersis stand-alone entity, or the Company, as applicable.

Personnel, salary expenses other employee benefits

For purposes of properly distributing the accounting effect of personnel from Enersis on a stand-alone basis between the Company and Enel Américas, the Enersis’ management defined as a criterion to identify those personnel whose main activities were related 100% to the operations based in Chile under Enersis. This group of employees was assigned to the Company. On the other hand, management also identified those employees whose main activities related 100% to foreign operations. This group of employees was assigned to Enel Américas.

All remaining personnel, who divide their main activities between the Chilean operations of Enersis and foreign operations, were assigned to the Company, meaning that from the date of the Spin-Off, those employees would identify the activities offered to foreign operations of Enersis and vice-versa. The existing contracts of inter-company provision of services between foreign and local businesses ensure reimbursement of the incurred costs of these employees that were allocated based on the time dedicated to activities offered to the Company’s entities from their total available time.

The table below sets forth the breakdown of employees allocated to the Company and Enel Américas:

	Employee Allocation
Entity	Chile	Américas
Enersis	391	87
Endesa S.A.	925	7
Chilectra S.A.	668	2
Total	1,984	96

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

Other share costs

The combined statements of income include expense allocations for certain corporate functions provided by Enersis, including, but not limited to, human resources administration, treasury, risk management, internal audit, accounting, tax, legal, insurance, medical services, information technology support, communication management, and other shared services. These expenses were allocated to the Company and Enel Américas based on a specific identification basis, and in other cases these expenses were allocated by Enersis based on a pro-rata basis of headcount or some other basis depending on the nature of the allocated cost. Management considers the basis on which the expenses were allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented.

Dividends receivable and payable

The criterion defined by Enersis’ management to allocate to both the Company as well as to Enel Américas a portion of dividends receivable accounts from Enersis stand-alone as of the date of the Spin-Off, was based mainly on identifying the origin of each one of those dividends. If the dividends come directly from a Chilean subsidiary, these dividends were allocated 100% to the Company.

Income tax

The tax effect (income statement and income tax provision) related to the Chilean subsidiaries of Enersis was included in the combined financial statements and was calculated using the statutory corporate tax rates according to the jurisdiction where the pre-tax income was originated.

In addition, for the tax effect in the income statement of Enersis on a stand-alone basis it was allocated to the combined financial statements by determining a hypothetical taxable income as if the Company and Enel Américas had operated as separate taxpayers. However, and from a tax point of view, there is currently only one taxpaying company, which is Enersis’ successor Enel Américas. Accordingly, income tax payable by Enersis was allocated to the combined financial statements.

In relation to deferred tax assets and liabilities, these were assigned to the Company and Enel Américas, taking into account the underlying assets and liabilities, whose respective temporary differences have originated such deferred taxes.

Other working capital accounts

Working capital items such as accounts receivable, accounts payable and inventories that were directly attributable to the Chilean operations of the Combined Group were included in the combined financial statements.

2.2	New accounting pronouncements
a)	Accounting pronouncements effective from January 1, 2016:

Improvements and Amendments	Mandatory application for annual periods beginning on or after:

Amendment to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations

This amendment to IFRS 11 “Joint Arrangements” states that the accounting standards contained in IFRS 3 and other standards that are pertinent to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitute a business.

January 1, 2016

Improvements to IFRS (Cycles 2012-2014)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5 – Non-current assets held for sale and discontinued operations; IFRS7 - Financial Instruments: Disclosures; IAS19 – Employee Benefits; and IAS 34 – Interim Financial Reporting.

January 1, 2016

Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendment to IAS 16 explicitly prohibits the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

January 1, 2016

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These improvements are designed to assist companies in applying professional judgment to determine what type of information to disclose in their financial statements.

January 1, 2016

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities, Application of the Consolidation Exception

The modifications, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

January 1, 2016

The amendments and improvements to the standards, which came into effect on January 1, 2016, had no significant effect on the consolidated financial statements of the Company and its subsidiaries.

b) Accounting pronouncements effective from January 1, 2017 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards	Mandatory application for annual periods beginning on or after:
IFRS 9: Financial Instruments	January 1, 2018
IFRS 15: Revenue from Contracts with Customers.	January 1, 2018
IFRS 16: Leases	January 1, 2019

•	IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This new Standard brings together all three phases of the IASB's project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.  The standard has several specific requirements on transition, exceptions and exemptions, but, as a general rule, it will be applied retrospectively, except for most of the hedge accounting requirements that will be applied prospectively. IFRS 9 does not mandatorily require to restate prior periods. The Group does not expect to early adopt the standard.

The actual impact of adopting IFRS 9 on the Group’s consolidated financial statements in 2018 is not known and cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make during the implementation period. However, the Group has performed a preliminary assessment of the potential impact, based on currently available information and, therefore, it may be subject to changes based on detailed analysis to be completed or new information available in the future.

(i)	Classification and measurement

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial asset and the business model of the entity. Under this new approach the four classification categories in IAS 39 are replaced by the following three categories:

-	Amortized cost;
-	Fair value through other comprehensive income; and
-	Fair value through profit or loss

For financial liabilities, IFRS 9 retains most of the classification requirements from IAS 39. However, there are new accounting requirements for those financial liabilities designated at initial recognition under the fair value option to be measured at fair value through profit or loss. In this case, the change in the fair value attributable to changes in “own credit risk” is recognized in other comprehensive income.

Based on its preliminary assessment, the Group does not believe that the new classification requirements, if applied at December 31, 2016, would have had a material impact on its consolidated financial statements.

(ii)	Impairment

The new impairment model in IFRS 9 is based on expected credit losses, which differs from the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than current practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income. The allowance for impairment losses will be measured based on:

-	12-month expected credit losses; or
-	Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The Standard allows to apply a simplified approach for trade receivables, contract assets and lease receivables so as to the impairment is always recognized in reference to the lifetime expected credit losses. The Group preliminary expects to apply the simplified approach to all of its trade receivables.

(iii)	Hedge Accounting

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allowing more items to be eligible as hedged items, such as: non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9. The Group’s current plan is that it will elect to apply the new requirements of IFRS 9.

The Group believes that all existing hedge relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9. The Group will assess possible changes related to the accounting for the time value of options, forward points or the currency basis spread in more detail in the future.

•	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current standards related to revenue recognition:

-	IAS 11 Construction Contracts;
-	IAS 18 Revenue;
-	IFRIC 13 Customer Loyalty Programs;
-	IFRIC 15 Agreements for the Construction of Real Estate;
-	IFRIC 18 Transfers of Assets from Customers; and
-	SIC-31 Revenue – Barter Transactions Involving Advertising Services.

The Standard shall be applied for annual periods beginning on or after January 1, 2018, either under a full retrospective method or a modified retrospective method. Early adoption is permitted. The Group preliminarily plans to adopt the new standard on the required effective date using the modified retrospective method. Consequently, the Group will apply IFRS 15 retrospectively  only to those contracts effective on the initial application date, recognizing the cumulative effect of initially applying the Standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application.

Based on its preliminary assessment of IFRS 15, the Group does not believe that the new Standard, if applied at December 31, 2016, would have had a material impact on its consolidated financial statements.

IFRS 15 requires more detailed disclosures than the current requirements. The disclosure requirements represent a significant changes as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements. During 2017, in accordance with the Group’s IFRS 15 implementation timetable, an assessment and the necessary changes and enhancements will be made to the systems, internal controls, policies and procedures, to gather and disclosure the required information.

•	IFRS 16 - Leases

IFRS 16 was issued by the IASB in January 2016, and establishes principles for the recognition, measurement, presentation and disclosure of leases. The new Standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to early adopt the Standard.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

i)

Lessee accounting under IFRS 16 requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. Consequently, at the commencement date of a lease contract, the lessee will recognize a right-of-use asset and a liability for future lease payments to be made. The standard includes two optional recognition exceptions for leases of low value items and short-term leases.

ii)

Lessor accounting under IFRS 16 is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify leases using the same classification principles as in IAS 17 as operating and finance leases.

The Group is currently carrying out an initial assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend, among other things, on the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future. The Group expects to disclose its transition method elected and quantitative information before the initial application of the standard.

Standards, Interpretations and Amendments	Mandatory application for annual periods beginning on or after:

IFRIC 22: Foreign Currency Transactions and Advance Consideration

This interpretation addresses the exchange rate to be used in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets.

January 1, 2018

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows.

January 1, 2017

Standards, Interpretations and Amendments	Mandatory application for annual periods beginning on or after:

Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS”, IFRS 12 “Disclosures of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures”.

IFRS 12: January 1, 2017. IFRS 1: January 1, 2018 IAS 28: January 1, 2018
Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments provide specific accounting requirements for: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled

January 1, 2018.

Amendments to IAS 40: Transfers of investment property

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and is not a sufficient reclassification criteria.

January 1, 2017.
Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

The IASB decided to postpone the effective date of application of the amendment, until obtaining the results of its research Project on the equity method of accounting.

Effective date deferred indefinitely.

In management’s opinion, the future application of IFRIC 22 and the foregoing amendments is not expected to have a significant effect on the consolidated financial statements of the Company and its subsidiaries.

2.3 Responsibility for the information, judgments and estimates provided

Management is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by management have been used to quantify some of the assets, liabilities, income, expenses and commitments recorded in the statements.

The most important areas were critical judgment is required are:

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).
•	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h)

The estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses among tangible and intangible assets and goodwill (see Note 3.e).
•	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.m.1 and 23).
•	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).
•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 20).
•	Energy supplied to customers whose meter readings are pending.

•

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements (See Appendix 6.2).

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).
•	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).
•

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.o).

•	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects in the corresponding future consolidated financial statements.

2.4 Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly, by the Company. Control is exercised if, and only if, the following conditions are met: the Company has i) power over the subsidiary; ii) exposure or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

The Company has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Company will reassess whether or not it controls a subsidiary if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Subsidiaries are consolidated as described in note 2.7.

Appendix 1. “Enel Chile Group Subsidiaries” to these consolidated financial statements describes the relationship of the Company with each of its subsidiaries.

2.4.1 Changes in the scope of consolidation

On January 9, 2015, our subsidiary Enel Generación Chile S.A. (formerly named Endesa Chile S.A.), sold all of the shares owned in Sociedad Concesionaria Túnel El Melón S.A. for ThCh$25,000,000.

The elimination of Sociedad Concesionaria Túnel El Melón S.A. from the Group’s scope of consolidation resulted in a decrease in the consolidated statement of financial position of ThCh$871,022 in current assets, ThCh$7,107,941 in non-current assets, ThCh$3,698,444 in current liabilities and ThCh$1,789,703 in non-current liabilities.

On December 30, 2014, Inmobiliaria Manso de Velasco Ltda., a subsidiary of Enersis Chile, sold all of its direct and indirect ownership interest in Construcciones y Proyectos Los Maitenes S.A. (“Maitenes”) and Aguas Santiago Poniente S.A. The total amount received for the sale of these shares was ThCh$57,173,142, which was received in cash on the same date (see Notes 5 and 30).

The elimination of Maitenes and Aguas Santiago Poniente S.A. from the Group’s scope of consolidation resulted in a decrease in the consolidated statement of financial position of ThCh$54,845,853 in current assets, ThCh$12,822,077 in non-current assets, and ThCh$1,393,348 in current liabilities; there was no effect on non-current liabilities.

2.4.2 Unconsolidated companies with an ownership interest of more than 50%

Although the Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of the investee.

2.5 Investment in associates

Associates are those in which the Group, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of potential exercisable voting rights or convertible at the end of each reporting period, including potential voting rights held by the Company or by another Group entity. In general, significant influence is presumed to be those cases in which the Group has an ownership interest of more than 20%.

Associates are incorporated to the consolidated financial statements using the equity method, as described in note 3.h.

Appendix 3. “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies.

2.6 Investment in joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-

Joint ventures: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in note 3.h.

-

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the assets and liabilities held in the joint operation.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

Appendix 3. “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies

2.7 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intragroup transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated comprehensive income statement from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the fair value of the equity interest previously held in the acquired company’s equity is measured on the date of acquisition and any gain or loss is recognized in the results for that period.

2.

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of entities with functional currencies other than the Chilean peso are translated as follows:
a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.
b.

For items in the comprehensive income statement, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.
d.	Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” in other comprehensive income (see Note 24.3).

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

4.	Balances and transactions between consolidated entities were fully eliminated in the consolidation process.
5.

Changes in interests in subsidiaries that do not result in obtaining or losing control are recognized as equity transactions, and the carrying amount of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the subsidiary. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in Equity attributable to the shareholders of Enersis Chile.

6.

Business combinations under common control are recorded using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amount at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to other reserves. The Group does not apply retrospective accounting recognition of business combinations under common control.

3.	ACCOUNTING POLICIES APPLIED.

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment. (See Note 15.b.1).

•	Employee expenses directly related to construction in progress. (See Note 15.b.2).
•

Future disbursements that the Group will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (See Note 22).

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

The Group, based on the outcome of impairment testing performed as explained in Note 3.e), considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 40
Motor vehicles	5 – 10

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 40
Fuel oil/coal-fired power plants	25 – 40
Combined cycle power plants	10 – 25
Renewable energy power plants	20
Transmission and distribution facilities:
High-voltage network	10 - 80
Low- and medium-voltage network	10 – 50
Measuring and remote control equipment	10 – 50
Primary substations	6 – 25
Natural gas transport facilities
Pipelines	20

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

The breakdown of the fair value of investment property is detailed in Note 16.

c)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and so is the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. Thus, comparative information for prior periods presented in financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

Goodwill arising from acquisition of companies with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, an impairment loss is immediately recognized in profit or loss (See Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2016 and 2015, there are no significant intangible assets with an indefinite useful life.

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

d.1) Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

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

During the year, and principally at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exist, the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. For the years ended December 31, 2016, 2015 and 2014, projections were extrapolated from the following rates:

Growth rates (g)
2016	2015	2014
4.6% – 4.7%	4.5% – 5.1%	2.2% – 5.0%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied in 2016, 2015 and 2014 expressed in nominal terms:

2016		2015		2014
Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
8.1%	12.2%	8.1%	12.7%	7.9%	13.0%

If the recoverable amount of the CGU is estimated to be less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss)” recognized in profit or loss" in the consolidated statement of comprehensive income. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

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

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

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

g.1) Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using equity method (See Note 12) and those held for sale, into four categories:

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

•	Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.
•

Financial assets at fair value with changes in net income: This category includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

•	Available-for-sale financial assets: These are financial assets specifically designated as available-for-sale or are not classify within any of the three preceding categories.

These investments are recognized in the consolidated statement of financial position at fair value when it can be reliably determined. For investments in equity instruments in unlisted companies or companies with lower levels of liquidity, normally the fair value cannot be reliably measured. When this occurs, those investments in equity instruments are measured at cost less impairment losses, if any.

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

g.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

g.3) Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

•

For trade receivables in the electricity generation, transmission and distribution segments, the Group’s policy is to recognize impairment losses when there is objective evidence that the balance will not be recoverable. In general terms, the Group’s entities has a defined policy to recognize an allowance for impairment losses based on the aging of past-due balances, except in those cases where a specific collective basis analysis is recommended, such as in the case of receivables from government-owned companies (See Note 8).

•

In the case of receivables of a financial nature, that are included in the “Loan and receivables” and “Investment held-to-maturity”, impairment is determined on case-by-case basis and is measured as the difference between the carrying amount and the present value of the future estimated cash flows discounted at the original effective interest rate (See Notes 7 and 20).

•	For financial investments available-for-sale, the criteria for impairment applied are described in Note 3.g.1.

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

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5) Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

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

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

•

Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•

Cash flow hedges: Changes in fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income an accumulated in an equity reserve known as “Reserve for cash flow hedges.” The cumulative gain or loss in this reserve is reclassified to the statement of comprehensive income to the extent that the hedged item impacts the statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recorded directly in the statement of comprehensive income.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•

The sole purpose of the agreement is for the Group’s own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (i) in the case of electricity sales its sale to the end-customers.

•	The Group’s future projections evidence the existence of these agreements for its own use.
•

Past experience with agreements evidence that they have been utilized for the Group’s own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

•	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in profit or loss.

g.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•

The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•

The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (See Note 3.g.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g.7) Offsetting financial assets and liabilities.

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position when, and only when:

•	There is a legally enforceable right to set off the recognized amounts; and
•	There is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g.8) Financial guarantee contracts

Financial guarantee contracts, such as guarantees given by the Group to third parties, are initially recognized at fair value, adjusting the transaction costs that are directly attributable to the issuance of the guarantee.

Subsequently to initial recognition, financial guarantee contracts are measured at the higher of:

•	the amount determined under accounting policy describe in Note 3.l; and
•	the amount initially recognized less, when appropriate, any accumulated amortization.
h)	Measurement of fair value

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

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there are sufficient data to conduct the measurement. The Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

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

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•

For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•

For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Group’s own credit risk;

•

For derivatives not quoted in an organized market, the Group measures fair value by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•

In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are disclosed in Note 20.3.

i)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with Group’s entities, plus any goodwill generated in acquiring the entity. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from associates or joint ventures is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when impairment indicators exist.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method.”

Appendix 3. “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies.

j)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

k)	Non-current assets held for sale and discontinued operations

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

-	Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use
-	Held for distribution to owners, when the Company is committed to distribute the asset (or disposal group) to the owners.

For the above classification, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For this transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

Non-current assets or disposal groups held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision where would be reclassified as non-current assets.

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners.”

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale, and:

(i)	represents a separate major lines of business or geographical area of operations;
(ii)	is a part of a single coordinated plan to dispose a separate major line of business or geographical area of operations; or
(iii)	is a subsidiary acquired exclusively with a view to resale.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or groups constituting the discontinued operation are presented as a single line item in the consolidated comprehensive income statement as “Income after tax from discontinued operations”.

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

l.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

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

For each of the defined benefit plans, any deficit between the actuarial liability and the plan assets (if any) is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the statement of financial position.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets (if any, and excluding interest) are recognized directly in other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense in the statement of comprehensive income when the employees have rendered their services.

m)	Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the year, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at five years.

n)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group have any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as long-term liabilities.

o)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Group’s different entities and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when exists uncertainty about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

p)	Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity other than increases relating to contributions from equity participants and such benefits can be measured reliably.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction; the following criteria for recognition are taken:

•

Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as appropriate. This revenue includes an estimate of the service provided and not billed until the closing date (See Note 2.3 and 25).

•

Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate. This revenue includes an estimate of the energy supplied but not billed and for which the customers’ meters have not been read yet (See Note 2.3 and 25).

Revenue from rendering of services is only recognized when it can be estimated reliably, by reference to the stage of completion of the service rendered at the date of the statement of financial position. When the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. (See Note 25)

Revenue from sales of goods is recognized based on the economic substance of the transaction and are recognized when all and each of the following conditions are met:

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

In arrangements under which the Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The Group excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Group recognizes the net amount of non-financial asset purchase or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Financial income (expense) is recognized using the effective interest rate applicable to the outstanding principal over the repayment period.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recognizing them as assets.

q)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the year, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

During the years ended December 31, 2016, 2015 and 2014, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r)	Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Company’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies”, as appropriate, and recognized in equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)	Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.
-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

4.1 Regulatory framework:

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE in its Spanish acronym), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendence of Electricity and Fuels (SEC in its Spanish acronym), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEC, the CNE, and the Chilean Commission for Nuclear Energy (CChNE in its Spanish acronym), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the participants in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. Currently, the project for the interconnection of the SIC with the SING is being developed.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates tariffs.

Under the Chilean Electricity Law, the electricity market coordinates their operations through a centralizing operating agent, the Coordinador Eléctrico Nacional (CISEN), in order to operate the system at minimum cost while maintaining reliable service, the current SIC and SING systems, and in 2017, the National Electricity System. The CISEN plans and operates the systems, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Chile, there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

With regard to concentration in a specific sector, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services establishes limits for participation of generating or distributing companies in the Trunk Transmission Systems, and prohibits Trunk Transmission Systems’ companies from participating in the generation and distribution segment.

4.1.1 Generation Segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price

A generation company may have the following types of customers:

(i)

Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These customers can freely negotiate prices for electrical supply with generators and/or distributors. Those customers with connected capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the CNE for the supply to their free customers through bilateral contracts.
(iii)

Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CISEN to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

4.1.2. Transmission Segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the revenues for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

4.1.3 Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified based on their demand as regulated and unregulated. Regulated customers are those with connected capacity of more than 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Law, and unregulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding price regulation, the Law establishes that distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out short-term tenders. In addition, a reimbursement mechanism exists allowing supply without contract and regulating corresponding tariffs.

The tariffs are set every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and capacity losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of services associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the privatization of the sector.

4.2 Regulatory Developments in 2016

National Energy Policy

On May 15, 2014, the Minister of Energy released the “Energy Agenda”, a document outlining general guidelines for the energy policy of the new government.

In this context, on February 29, 2016, the Ministry of Energy published in the Official Gazette the approval of the National Energy Policy contained in the document entitled “Energy 2050: Política Energética de Chile” (the “National Energy Policy”), establishing a long-term strategy for the electricity sector. The National Energy Policy is based on four pillars: Safety and Quality of Supply, Energy as a Development Engine; Compatibility with the Environment; and Efficiency and Energy Education.

Law No. 20,928 - Tariff Equality Law

On June 22, 2016, the Ministry of Energy published Law No. 20,928 in the Official Gazette, establishing tariff equality mechanisms for electrical services, amending the Electricity Law (DFL No. 4) of 2006.  The law states that the maximum tariffs that distribution companies may charge to residential customers must not exceed the average national tariff by more than 10%. The differences arising from the application of this mechanism will be progressively absorbed by all the rest of the customers subject to regulated prices that are under the mentioned average, except for those residential users whose monthly average consumption of energy in the prior calendar year is lower than or equal to 200 kWh.

In addition, the Law provides for a discount for consumers with installed capacity greater than 200 MW that are located in those cities with intensive energy generation.

Law No. 20,936 – Transmission Law

On July 20, 2016, the Transmission Law was published in the Official Gazette, restructuring the electrical system operation scheme, introducing a single independent national centralizing operating agent, the Coordinador Eléctrico Nacional (“CISEN”), that replaces the CDEC (without prejudice to the continued existence of some medium and isolated electrical systems). In addition, the CISEN assumes a key role in the transmission planning and subsequent bidding and awarding of new projects or expansion projects. Open access to all transmission facilities is granted. The law, among other relevant aspects, unifies each segment qualification of the transmission facilities processes in a single process and modifies the remuneration scheme by applying a stamped rate of demand charge.

4.3 Tariff Revisions:

4.3.1 Distribution Tariff Setting

In 2012, it was carried out the tariff setting process for distribution and distribution-related services to be applied for the 2012 – 2016 period. The results of the process were published in the Official Gazette through Decree No. 1T. The tariffs were effective until November 3, 2016.

At the end of 2015, the National Energy Commission (CNE) began the 2016 – 2020 tariff setting process through publishing Exempted Resolution No. 699 communicating the definition for Typical Areas, the terms for the “Distribution Value Added 2016 – 2020 Study”, and the terms for the “Services associated with Energy Distribution Supply Cost Study”.

The CNE defines six Typical Areas with separate tariff each, and Enel Distribución Chile was categorized within Typical Area No. 1, same as in prior tariff process, reflecting the higher density of its network and, therefore, lower costs as compared to other companies in the industry. The subsidiaries Empresa Eléctrica de Colina and Luz Andes were categorized, same as in prior tariff process, within Typical Areas No. 4 and No. 2, respectively.

In February 2016, the CNE published in the Official Gazette, Exempted Resolution No. 83 containing the list of the qualified independent consultant entities to be eligible by the distribution companies to carry out the tariff studies. In April 2016, Enel

Distribución Chile selected Consultor Systep Ingeniería y Diseños S.A. to carry out the Distribution Value Added 2016 – 2020 Study.

On September 5, 2016, Enel Distribución Chile submitted to the CNE the tariff study in compliance with the requirements indicated in the regulations.

The 2016-2020 tariff setting process is currently under progress and will be finalized once the tariff decree is released at which time the tariff will be retroactively applied with a start date of November 4, 2016.

The tariffs applied in 2016 to end customers were determined based on the following decrees:

(i)

Decree No. 1T published in the Official Gazette on April 2, 2013, set the tariff formulas applicable to regulated customers. Tariffs were retroactively applied with a start date of November 4, 2012 until November 3, 2016.

(ii)

Decree No. 14 published in the Official Gazette on April 9, 2013, set the tariffs and indexation formulas applicable to the subtransmission and additional transmission systems. Tariffs were retroactively applied with a start date of January 1, 2011 until December 31, 2015. Subsequently, Decree No. 7T extended the effective date until December 31, 2015.

(iii)	Tariff Decrees:

Node Average Prices:

On January 4, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 22T, setting the node prices for energy supply, retroactively applied from September 1, 2015.

On January 21, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 24T, setting the node prices for energy supply, retroactively applied from November 1, 2015.

On March 4, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 1T, setting the node prices for energy supply, retroactively applied from January 1, 2016.

On May 23, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 4T, setting the node prices for energy supply, retroactively applied from March 1, 2016.

On June 17, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 7T, setting the node prices for energy supply, retroactively applied from April 1, 2016.

On August 6, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 8T, setting the node prices for energy supply, retroactively applied from May 1, 2016.

On September 1, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 9T, setting the node prices for energy supply as part of Law No. 20,928 on Tariff Equality in relation to the Domestic Generation Acknowledgement, retroactively applied from August 1, 2016.

Short-Term Node Prices

On July 2, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 5T, setting the short-term node prices for energy supply, retroactively applied from May 1, 2016.

As of the reporting date of these consolidated financial statements, the Decree applicable to December 2016 has not been yet published.

4.3.2 Subtransmission Tariff Setting

The subtransmission tariffs are set every four years. The subtransmission entities, grouped by systems based on the qualification of their facilities as ruled by the CNE, are subject to a tariff setting process to determine the Subtransmission Systems Annual Value, which allows to set the tariffs applicable to the use of the subtransmission systems.

On January 29, 2015, Law No. 20.805 was published in the Official Gazette, which, among other matters, it entitle the Ministry of Energy to extend in one more year the effective date of Decree CNE No. 14 of 2012 (“Decree No.14”), which set the subtransmission tariffs for the 2011 – 2014 period (i.e., such decree would be effective for the 2011 – 2015 period), and also to extend in one more year the effective date of the tariff setting process for the period 2015 – 2018 (i.e., 2016 – 2019).

Consequently, on April 22, 2015, the Ministry of Energy published in the Official Gazette, Decree No. 7T, extending the effective date of the subtransmission tariff decree and expressly stating that the tariffs will be applied beginning on January 1, 2016.

On July 20, 2016, Law No. 20.936 was published, setting the new regulatory framework for all electric energy transmission systems, including subtransmission. In accordance with Article No. 11 of the transitory provisions of Law No. 20.936, the effective date for Decree No. 14 was extended to December 31, 2017.

In relation to the 2016 – 2017 tariff period, on December 29, 2016 it was published Exempted Resolution No. 940, which defined the necessary adjustments to Decree No. 14 to extend its effective date for the years 2016 and 2017. The main adjustment is related to exempt generating power plants from payment for using subtransmission systems. The 2016 – 2019 tariff setting process will continue is progress, and in accordance with Article No. 11 of the transitory provisions of Law No. 20.936, the results will be used for the tariffs to be applied to the 2018 – 2019 period.

4.3.3 Distribution-Related Services Tariff Setting

On March 14, 2014, the Ministry of Energy published in the Official Gazette, Decree No. 8T, setting the prices for distribution-related services, which are currently still effective.

At the end of 2015, the CNE through Exempted Resolution No. 699 communicated, among other matters, the terms for the “Services associated with Energy Distribution Supply Cost Study” as part of the 2016 – 2020 tariff setting process. The terms incorporate five new distribution-related services, of which the most significant are “Construction and installment of temporary junctions” and “Lease of temporary junctions”.

At the reporting date of these consolidated financial statements, no decree setting new tariffs for distribution-related services has been released.

4.3.4 Energy Tenders

Under the new law for energy tenders, two bidding processes have been carried out: Supply Bidding No. 2015/01 and Supply Bidding No. 2015/02.

Supply Bidding No. 2015/01 was launched in May 2016 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12,430 GWh to 84 companies at a weighted average price of US$ 47.6 per MWh. Enel Generación Chile was awarded with 5,918 GWh per year, which represents a 47.6% of the total energy awarded.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1,200 GWh per year at a weighted average price of US$ 79.3 per MWh, a 30% reduction as compared to the prices of prior bids, which indicates that the amendments to the Electricity Law have effectively reduced the prices through increased competition and a reduction in the risks for generators.

5.	NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CLASSIFIED AS HELD FOR SALE.

On December 16, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee Electrogas S.A., equivalent to a 42.5% ownership interest, to Aerio Chile SpA (“Aerio Chile”) which is an indirectly wholly-owned subsidiary of REN – Redes Energéticas Nacionais, S.G.P.S., S.A. The total sale price was US$ 180 million (approximately ThCh$ 120,544,600) which was paid in February 2017.

Electrogas S.A. is a private corporation whose purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

As described in Note 3.k), non-current assets and groups of assets held for sale have been recognized at the lower of their carrying amount and fair value less costs of disposal. Electrogas S.A. does not represent a separate major line of business for Enel Generación Chile.

The following table sets forth the carrying amount of Electrogas S.A. as of December 31, 2016, which has been classified as non-current assets held for sale:

Equity of Electrogas S.A.	Ownership Interest	Carrying Amount of Investment in Electrogas S.A.
ThCh$	%	ThCh$

30,571,784	42.5	12,993,008

6.	CASH AND CASH EQUIVALENTS.
a)	The detail of cash and cash equivalents as of December 31, 2016 and 2015, is as follows:

	As of December 31,
	2016	2015
Cash and Cash Equivalents	ThCh$	ThCh$
Cash balances	48,002	10,232
Bank balances	48,556,736	29,297,784
Time deposits	17,325,478	25,504,488
Other fixed-income instruments	180,068,976	89,449,341

Total	245,999,192	144,261,845

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days.

b)	The detail of cash and cash equivalents by currency is as follows:

	As of December 31,
	2016	2015
Currency	ThCh$	ThCh$
Chilean peso	235,993,647	130,044,183
Argentine peso	4,807,406	5,531,184
U.S. dollar	5,198,139	8,686,478

Total	245,999,192	144,261,845
c)	The following table sets forth cash and cash equivalents that have been received from the sale of shares of subsidiaries:

	As of December 31,
	2016	2015	2014
Loss of control at Subsidiaries	ThCh$	ThCh$	ThCh$
Amounts received for the sale of subsidiaries (*)	-	25,000,000	57,173,142
Amounts of cash and cash equivalents in entities sold	-	(18,360,347)	(16,311,571)
Total net	-	6,639,653	40,861,571
(*)	See Note 2.4.1.
7.	OTHER FINANCIAL ASSETS.

The detail of other financial assets as of December 31, 2016 and 2015, is as follows:

	Current		Non-current
	12-31-2016	12-31-2015	12-31-2016	12-31-2015
Other Financial Assets	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial investments – unquoted equity securities or with limited liquidity	-	-	2,616,239	3,001,868
Available-for-sale financial investments – quoted equity securities	-	-	25,381	32,121
Financial assets held to maturity (*)	462,801	16,236,490	652,733	-
Hedging derivatives	121,443	76,704	25,533,189	18,716,463
Total	584,244	16,313,194	28,827,542	21,750,452
(*)	See Note 20.1.a

The amounts included in “financial assets held to maturity” correspond mainly to time deposits and other highly liquid investments that are readily convertible to cash and subject to a low risk of changes in value, but that do not fulfill the definition of cash equivalent as defined in Note 3.g.2 (e.g. with maturity over 90 days from time of investment).

8.	TRADE AND OTHER RECEIVABLES.
a)	The detail of trade and other receivables as of December 31, 2016 and 2015, is as follows:

	As of December 31,
	2016		2015
	Current	Non-current	Current	Non-current
Trade and Other Receivables, Gross	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	484,533,736	33,500,105	632,241,957	14,392,223
Trade receivables, gross (2)	414,184,116	8,369,878	510,503,498	2,892,026
Other receivables, gross (1)	70,349,620	25,130,227	121,738,459	11,500,197

	As of December 31,
	2016		2015
	Current	Non-current	Current	Non-current
Trade and Other Receivables, Net	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	445,071,856	33,500,105	596,364,467	14,392,223
Trade and other receivables, net (2)	382,487,300	8,369,878	482,788,831	2,892,026
Other receivables, net (1)	62,584,556	25,130,227	113,575,636	11,500,197
(1)

As of December 31, 2016, it mainly includes accounts receivable related to loans and advances to employees for ThCh$11,167,266 (ThCh$13,949,748 as of December 31, 2015); and Recoverable taxes (VAT) of ThCh$18,658,849 (ThCh$77,116,709 as of December 31, 2015).

(2)

As of December 31, 2016, our subsidiary Enel Distribución Chile S.A. recognized unbilled revenue and trade and other accounts receivable for the difference between current and effective Average Node Prices for ThCh$8,581,761 (ThCh$33,649,923  as of December 31, 2015) to be billed and charge to regulated end-customers.

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers with sales representing 10% or more of its total consolidated revenues for the years ended December 31, 2016, 2015 and 2014.

Refer to Note 9.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	As of December 31, 2016 and 2015, the balance of past due but not impaired trade receivables is as follows

	As of December 31,
	2016	2015
Trade Receivables Past Due But Not Impaired	ThCh$	ThCh$
Less than three months	52,259,795	51,739,295
Between three and six months	10,795,139	6,917,165
Between six and twelve months	15,842,450	3,795,722
More than twelve months	23,338,216	19,423,526
Total	102,235,600	81,875,708

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and
Non-current
Trade Receivables Past Due and Impaired	ThCh$
Balance at January 1, 2014	30,886,147
Increases (decreases) for the year (*)	655,600
Amounts written off	(1,706,580)
Balance at December 31, 2014	29,835,167
Increases (decreases) for the year (*)	7,110,308
Amounts written off	(1,067,985)
Balance at December 31, 2015	35,877,490
Increases (decreases) for the year (*)	5,141,179
Amounts written off	(1,556,789)
Balance at December 31, 2016	39,461,880
(*)	See Note 28 for impairment of financial assets.

Write-offs for past due receivables

Past due receivables are written off once all collection procedures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year. In our distribution business the process takes at least twenty four months. Overall, the risk of writing off our trade receivables is limited (See Notes 3.g.3, 19.5 and Appendices 6 and 6.1).

9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES.

Related party transactions are performed at current market conditions.

Transactions between the Group and its subsidiaries, associates and joint ventures have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of the Company is the Italian corporation Enel S.p.A.

9.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Group and its non-consolidated related companies are as follows:

a)	Receivables from related parties

							Current		Non-current
Taxpayer ID Number (RUT)	Company	Country	Relationship	Currency	Description of transaction	Term of transaction	12-31-2016	12-31-2015	12-31-2016	12-31-2015
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Enel Iberoamérica SRL (former Enel Latinoamerica)	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	-	47,244	-	-
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	CH$	Other services	More than 90 days	83,448	74,601	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	129,755	86,713	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	57,827	68,184	-	-
96.880.800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	64	64	-	-
Foreign	Endesa Energía S.A.	Chile	Common Immediate Parent	CH$	Gas sales	Less than 90 days	-	232,867	-	-
96.806.130-5	Electrogas S.A.	Chile	Associate	CH$	Dividends	Less than 90 days	-	1,849,765	-	-
76.788.080-4	GNL Quintero S.A.	Chile	Associate	CH$	Energy sales	Less than 90 days	-	571,118	-	-
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Advance natural gas purchase	Less than 90 days	16,780,275	15,570,315	-	-
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Loan	Less than 90 days	-	1,498,339	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	36,067	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	587,224	1,858,366	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	8,144	18,228	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	278,834	-	-	-
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	22,321,017	20,397	-	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	142,926	59,785	-	-
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	8	-	-	-
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	98,353	125,314	-	-
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	21,774	-	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	243,946	215,977	-	-
Foreign	Enel SpA	Italy	Parent	CH$	Other services	Less than 90 days	194,879	-	-	-
Foreign	Enel SpA	Italy	Parent	Euros	Other services	Less than 90 days	145,858	-	-	-
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	81,377	125,728	-	-
Foreign	Distrilec	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	-	1,014	-	-
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	25,559	-	-	-
96.210.110-10	Enel Green Power Chile S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	34,851	-	-	-
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	CH$	Other services	Less than 90 days	2,121,609	-	-	-
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	Real	Other services	Less than 90 days	36,276	-	-	-
76.532.379-7	Chilectra Inversud	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	150,246	149,609	-	-
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CP	Other services	Less than 90 days	1,614,168	1,188,564	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	29,989	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	CP	Other services	Less than 90 days	13,327	-	-	-
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	423,462	254,126	-	-
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	1,328,268	-	-	-
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	Soles	Other services	Less than 90 days	15,192	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CH$	Mercantile current account	Less than 90 days	519,570	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	2,356,523	354,473	-	-
76.532.379-7	Chilectra Américas (*)	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	-	636,116	-	-
76.536.351-9	Endesa Américas (*)	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	-	5,861	-	-
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	346,061	-	-	-
Foreign	Generalima S.A.C.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	341,948	-	-	-
Foreign	Compañía Energética Veracruz S.A.C.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	639,233	-	-	-
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	1,251,369	131,791	-	-
Foreign	Empresa Distribuidora del Sur S.A.	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	398,957	-	-	-
						Total	52,858,384	25,144,559	-	-
(*)	Entities merged with and into Enel Américas S.A.
b)	Accounts payable to related parties

							Current		Non-current
Taxpayer ID Number (RUT)	Company	Country	Relationship	Currency	Description of transaction	Terms of transaction	12-31-2016	12-31-2015	12-31-2016	12-31-2015
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	273,569	409,738	-	-
Foreign	Enel Brasil	Brazil	Common Immediate Parent	CH$	Other services	Less than 90 days	85,864	74,911	-	-
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	Other services	Less than 90 days	63,992	-	-	-
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	13,574	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	CP	Other services	Less than 90 days	5,461	1,619	-	-
94.271.000-2	Enel Américas	Chile	Common Immediate Parent	CH$	Loan	Less than 90 days	-	177,642,086	-	-
94.271.000-2	Enel Américas	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	974,374	-	-	-
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	Soles	Other services	Less than 90 days	2,239	2,084	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	1,695,658	776,882	-	-
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	92,005	70,821	-	-
96.806.130-5	Electrogas S.A.	Chile	Associate	CH$	Tolls	Less than 90 days	331,447	718,163	-	-
76.418.940-k	GNL Chile S.A.	Chile	Associate	US$	Gas Purchase	Less than 90 days	4,872,264	6,357,467	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Coal Purchase	Less than 90 days	486,180	2,899,021	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	-	309,558	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	379,731	482,211	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Euros	Other services	Less than 90 days	158,909	796,386	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Dividends	Less than 90 days	57,755,885	31,768,503	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Other services	Less than 90 days	867,838	62,717	-	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	705,730	331,906	-	-
Foreign	Enel Produzione	Italia	Common Immediate Parent	Ar$	Mercantile current account	Less than 90 days	-	216,599	-	97,186
Foreign	Enel Produzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	118,261	104,623	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	483,665	-	-	-
Foreign	Enel Ingegneria e Ricerca	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	6,343,845	4,316,487	251,527	-
Foreign	Enel Energía	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	163,911	-	-	-
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	379,716	442,876	-	-
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	45,153		-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint Venture	CH$	Tolls	Less than 90 days	332,709	258,625	-	-
76.126.507-5	Parque Eólico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	48,434	50,933	-	-
76.126.507-5	Parque Eólico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	301	-	-	-
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	589,896	237,624	-	-
Foreign	Enel Trade S.p.A.	Italy	Common Immediate Parent	CH$	Commodity derivatives	Less than 90 days	1,103,206	-	-	-
76.179.024-2	Parque Eólico Tal S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	2,171,864	2,197,002	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	333	-	-	-
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	7,406,880	-	-	-
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	87,448	-	-	-
76.412.562-2	Enel Green Power del Sur SpA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	42,901	-	-	-
Foreign	Enel S.p.A.	Italy	Parent	CH$	Other services	Less than 90 days	120,296	11,849	-	-
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	564,764	1,153,428	-	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	477	1,163,000	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	CH$	Other services	Less than 90 days	-	84,748	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	-	36,158	-	-
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	-	-	-	-
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	CH$	Current Account	Less than 90 days	-	110,537	-	-
Foreign	Enel Italia Servizi SRL	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	1,660,149	66,354	-	-
						Total	90,428,929	233,154,916	251,527	97,186

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

Taxpayer ID Number	Company	Country	Relationship	Description of transaction	For the years ended December 31,
					2016	2015	2014
					ThCh$	ThCh$	ThCh$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	-	232,867	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Gas Sales	18,655,911	14,604,841	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Fuel consumption	(134,393)	(10,451,242)	-
Foreign	Enel Latinoamérica S.A	Spain	Common Immediate Parent	Interests financial debt	-	(18,684)	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	(66,297,066)	(15,030,911)	(30,318,202)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other fixed operating expenses	-	(23,329)	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	Commodity derivatives	-	(2,144,063)	(2,521,138)
Foreign	Generalima S.A.C.	Peru	Common Immediate Parent	Other services rendered	108,817	-	-
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Other financial expense	(2,477,009)	(4,709,312)	(15,437,257)
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Financial income	761,921	-	-
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Other services rendered	4,817,607	-	-
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Other variable expenses	(352)	-	-
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Other operating income	498,284	-	-
94.271.000-3	Enel Américas	Chile	Common Immediate Parent	Other fixed operating expenses	(2,736,796)	-	-
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	Other services rendered	141,664	-	-
Foreign	Endesa Brasil	Brazil	Common Immediate Parent	Other fixed operating expenses	(35,949)	-	-
Foreign	Endesa Brasil	Brazil	Common Immediate Parent	Other services rendered	2,044,935
76.418.940-k	GNL Chile S.A.	Chile	Associate	Gas consumption	(116,391,268)	(123,964,573)	(114,115,041)
76.418.940-k	GNL Chile S.A.	Chile	Associate	Gas transportation	(49,418,058)	(52,195,582)	(39,638,398)
76.418.940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	82,762	54,377	56,042
76.418.940-k	GNL Chile S.A.	Chile	Associate	Other operating income	(436)	81,749	58,169
76.788.080-4	GNL Quintero S.A.	Chile	Associate	Energy sales	2,356,971	3,260,734	2,671,120
76.788.080-4	GNL Quintero S.A.	Chile	Associate	Electricity tolls	(71,599)	151,088	47,263
76.788.080-4	GNL Quintero S.A.	Chile	Associate	Other services rendered	923,228	650,390	956,854
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy purchases	-	-	(1,407,349)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Electricity tolls	-	-	(3,805)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy sales	-	-	(12,399)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(10,287,370)	(10,597,853)	(10,113,496)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Electricity tolls	(278,706)	(294,910)	(260,495)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Other services rendered	341,014	392,168	197,812
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	248,135	286,977	942,615
Foreign	Empresa Distribuidora del Sur S.A.	Argentina	Common Immediate Parent	Other services rendered	398,957	-	-
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	Other services rendered	70,415	-	-
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Other fixed operating expenses	-	(402,833)	(2,860,930)
96.806.130-5	Electrogas S.A.	Chile	Associate	Gas tolls	(3,636,239)	(3,296,951)	(3,409,581)
96.806.130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	(542,767)	(952,044)	(434,289)
Foreign	Enel Argentina S.A.	Argentina	Common Immediate Parent	Other fixed operating expenses	(970)	-	-
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	Other services rendered	(115,816)	-	-
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	Other operating income	(9,253)	-	-
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	Other services rendered	168,961	-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	Electricity tolls	(1,537,963)	(1,473,974)	(1,378,743)
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	425,604	1,188,564	-
Foreign	Compañía Energética Veracruz S.A.C.	Peru	Common Immediate Parent	Other services rendered	52,524	-	-
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy purchases	(4,491,980)	(3,264,764)	-
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Electricity tolls	(229,379)	(153,929)	-
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Other services rendered	188,184	109,891	-
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy sales	98,994	87,062	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy purchases	(14,802,199)	(14,929,463)	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy sales	697,969	670,035	-
Foreign	Enel SpA	Italy	Parent	Other fixed operating expenses	(34,700)	-	-
Foreign	Enel Italia	Chile	Common Immediate Parent	Other fixed operating expenses	(1,547,695)	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other services rendered	30,806	35,773	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other fixed operating expenses	(771,231)	(1,354,650)	-
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chile	Joint Venture	Other services rendered	-	260,275	23,891
Foreign	Endesa, S.A.	Spain	Common Immediate Parent	Other operating income	-	-	57,623
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other fixed operating expenses	-	(216,437)	-
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Commodity derivatives	-	(833,366)	-
Foreign	Enel Trade S.p.A	Italy	Common Immediate Parent	Other operating income	-	-	3,222
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	Other operating income	9,239,926	-	-
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	Other variable expenses	(2,227,046)	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Energy purchases	(34,952,571)	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Energy sales	48,322	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Electricity tolls	(2,323)	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Chile	Common Immediate Parent	Other services rendered	15	-	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy purchases	(26,797,609)	(26,456,188)	-
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy sales	49,477	217,448	-
96.920.110-0	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	Other services rendered	34,855	-	-
76536351-9	Endesa Américas	Chile	Common Immediate Parent	Other services rendered	1,260,448	343,881	-
76352379-7	Chilectra Américas	Chile	Common Immediate Parent	Other financial expense	-	(375,037)	-
76532379-7	Chilectra Américas	Chile	Common Immediate Parent	Other services rendered	301,749	686,249	-
Foreign	Enel Distribuzione	Italy	Common Immediate Parent	Other fixed operating expenses	(654,109)	-	-
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	Other operating income	521	-	-
99.573.910-0	Chilectra Inversud S.A.	Chile	Common Immediate Parent	Other financial expense	-	-	(645,276)
Foreign	Enel Trading Argentina S.r.L.	Argentina	Common Immediate Parent	Other variable expenses	4,262	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Common Immediate Parent	Other fixed operating expenses	-	(11,862)	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	Other fixed operating expenses	-	(206,912)	-
Foreign	Enel Energy Europe	Italy	Common Immediate Parent	Other services rendered	-	(69,202)	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	Common Immediate Parent	Energy sales	129,418	153,158	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	Common Immediate Parent	Energy purchases	(472,529)	(505,404)	(5,141,912)
				Total	(296,772,725)	(250,465,948)	(222,683,700)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting receivable or payable balances are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

9.2 Board of Directors and Key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31 2016, was elected at the Ordinary Shareholders Meeting held on April 28, 2016. At the Board of Directors Meeting held on April 29, 2016 were designated the Chairman and Vice Chairman.

a)	Receivables from related parties
•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members or the Board of Directors and key management personnel.

•	Other transactions

No transactions other than the payment of compensation have taken place between the Company and the members of the Board of Directors and key management personnel and other than transactions in the normal course of business-electricity supply.

b)	Compensation for directors

In accordance with Article 33 of Law No. 18.046 governing shock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Chile). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

- 180 U.F. as a fixed monthly fee; and

- 66 U.F. as per diem for each Board meeting attended

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the compensation for the Chairman of the Board will be 50% higher than that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2016.

If any Director of the Company is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enel Américas S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers of the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of the Company. Nevertheless, the executives may receive such compensation or per diem, provided there is prior express authorization, as a payment in advance of the variable portion of their compensation received from the respective companies through which they are employed.

Directors’ Committee:

Each member of the Directors’ Committee will receive a variable compensation equal to 0.11765 thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

- 60.00 UF as a fixed monthly fee, and

- 22.00 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2016.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the year ended December 31, 2016:

				December 31, 2016 (*)
Taxpayer ID No.	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Hermán Chadwick Piñera	Chairman	March - December 2016	129,578	-	-
Foreigner	Giulio Fazio	Vice Chairman	March - December 2016	-	-	-
4.461.192-9	Fernán Gazmuri Plaza	Director	March - December 2016	80,864	-	25,250
4.774.797-K	Pedro Pablo Cabrera Gaete	Director	March - December 2016	80,864	-	25,250
5.672.444-3	Juan Gerardo Jofré Miranda	Director	March - December 2016	80,864	-	25,250
Foreigner	Vicenzo Ranieri	Director	March - December 2016	-	-	-
Foreigner	Salvatore Bernabei	Director	March - December 2016	-	-	-

			Total	372,170	-	75,750

(*) The Company was initially created on January 22, 2016.

c)	Guarantees given by the Company in favor of the directors

No guarantees have been given in favor of the directors.

9.3 Compensation for key management personnel

a)	Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No.	Name	Position

Foreigner	Nicola Cotugno (1)	Chief Executive Officer
7.625.745-0	Antonio Barreda Toledo	Procurement Officer
24.950.967-1	Raffaele Grandi	Administration, Finance and Control Officer
15.307.846-7	Jose Miranda Montecinos	Communications Officer
24.166.243-8	Alain Rosolino (2)	Human Resources and Organization Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board
Foreigner	Raffael Cutrignelli (3)	Internal Audit Officer
11.625.161-2	Pedro Urzúa Frei	Institutional Relations Officer
(1)	On August 16, 2016, Mr. Nicola Cotugno became CEO replacing Mr. Luca D’Agnese who submitted his voluntarily resignation from the Company, and served until that date.
(2)	On October 1, 2016, Mr. Alain Rosolino became Human Resources and Organization Officer replacing Ms. Paola Visintini Vacarezza.
(3)	On October 1, 2016, Mr. Raffaele Cutrignelli became Internal Audit Officer replacing Mr. Alain Rosolino.

Incentive plans for key management personnel

The Company has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross compensation.

Compensation received by key management personnel is the following:

December 31, 2016
ThCh$

Cash compensation	1,486,703
Short-term benefits for employees	341,203
Other long-term benefits	295,321

Total	2,123,227
b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

9.4 Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

10.	INVENTORIES.

The detail of inventories as of December 31, 2016 and 2015, is as follows:

	As of December 31,
	2016	2015
Classes of Inventories	ThCh$	ThCh$
Supplies for Production	12,377,179	17,838,253
Gas	2,159,901	3,882,410
Oil	2,556,438	3,183,800
Coal	7,660,840	10,772,043
Other inventories (*)	25,162,417	24,778,362
Total	37,539,596	42,616,615

(*) Other inventories	25,162,417	24,778,362
Supplies for projects and spare parts	17,076,698	15,396,862
Electrical materials	8,085,719	9,381,500

There are no inventories pledged as security for liabilities.

For the years ended December 31, 2016, 2015 and 2014, raw materials and consumables recognized as fuel expenses were ThCh$295,148,838, ThCh$327,502,996 and ThCh$305,480,260, respectively. See Note 26.

As of December 31, 2016 and 2015, no inventories have been written down due to obsolescence.

11.	CURRENT TAX ASSETS AND LIABILITIES.

The detail of current tax assets and liabilities as of December 31, 2016 and 2015, is as follows:

	As of December 31,
	2016	2015
Tax Receivables	ThCh$	ThCh$
Monthly provisional tax payments	43,862,763	17,969,326
Tax credit for absorbed profits	11,398,609	9,597
Tax credit for training expenses	241,700	157,500
Tax credits from dividends received abroad	-	1,095
Other	146,099	2,168,694
Total	55,649,171	20,306,212

	As of December 31,
	2016	2015
Tax Payables	ThCh$	ThCh$
Income tax	61,599,415	15,119,789
Total	61,599,415	15,119,789

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD.

12.1. Investments accounted for using the equity method

a.	The following tables present the changes in investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015:

Taxpayer ID Number	Associates and Joint Ventures	Relationship	Country	Currency	Ownership Interest	Balance as of 01-01-2016	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2016

						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.806.130-5	Electrogas S.A. (1)	Associate	Chile	U.S. dollar	42.50%	12,042,873	-	5,166,226	(3,979,095)	(844,372)	607,375	(12,993,007)	-
76.788.080-4	GNL Quintero S.A. (2)	Associate	Chile	U.S. dollar	20.00%	17,137,023	-	2,750,075	(2,598,035)	(816,094)	(12,298,165)	(4,174,804)	-
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	2,662,029	-	1,491,025	-	(170,120)	-	-	3,982,934
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	6,280,293	2,346,000	(2,185,127)	-	-	-	-	6,441,166
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	7,594,153	-	628,610	-	-	-	-	8,222,763
Foreign	Enel Argentina S.A.	Associate	Argentina	Argentine peso	0.12%	-	235,090	23,610	-	(21,044)	(656)	(145,665)	91,335
Foreign	Southern Cone S.A.	Associate	Argentina	Argentine peso	2.00%	-	3,326	3,780	-	(1,080)	(63)	(5,963)	-
					TOTAL	45,716,371	2,584,416	7,878,199	(6,577,130)	(1,852,710)	(11,691,509)	(17,319,439)	18,738,198

Taxpayer ID Number	Associates and Joint Ventures	Relationship	Country	Currency	Ownership Interest	Balance as of 01-01-2015	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2015

						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.806.130-5	Electrogas S.A.	Associate	Chile	U.S. dollar	42.50%	10,777,659	-	5,121,427	(4,398,423)	1,120,072	(577,862)	-	12,042,873
76.788.080-4	GNL Quintero S.A.	Associate	Chile	U.S. dollar	20.00%	15,198,935	-	4,534,344	(4,449,179)	1,852,923	-	-	17,137,023
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	1,818,168	-	495,389	-	348,472	-	-	2,662,029
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	6,144,557	2,550,000	(2,414,264)	-	-	-	-	6,280,293
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	6,426,004	-	1,168,149	-	-	-	-	7,594,153
					TOTAL	40,365,323	2,550,000	8,905,045	(8,847,602)	3,321,467	(577,862)	-	45,716,371

(1)	See Note 5.
(2)

On June 9, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee GNL Quintero S.A., equivalent to a 20% ownership interest, to Enagás Chile SpA (“Enagás Chile”) which is a wholly-owned subsidiary of Enagás S.A.

On September 14, 2016, after compliance with all conditions agreed between the parties, the sale transaction was completed and Enel Generación Chile S.A. transferred its shares of GNL Quintero S.A. to Enagás Chile. The total sale price was US$ 197,365,113.2 (ThCh$ 132,820,800) (See Note 30).

GNL Quintero S.A. operates a storage and regasification of Liquefied Natural Gas (LNG) plant and its related land-based Terminal for loading and unloading LNG, including facilities and network necessary to deliver LNG, through a LNG truck loading facility and delivery point’s pipelines.

b.	Additional financial information on investments in associates and joint ventures

12.2. Investments with significant influence

The following tables show financial information as of December 31, 2016 and 2015, from the financial statements of the investments in associates where the Group has significant influence:

	As of December 31, 2016
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A	33.33%	90,283,944	117,703	78,452,153	-	615,229,994	(610,756,322)	4,473,672	(510,406)	3,963,266
GNL Quintero S.A.	20.00%	-	-	-	-	86,471,706	(72,752,059)	13,719,647	(65,571,292)	(51,851,645)
Electrogas S.A.	42.50%	9,318,456	40,746,438	5,683,680	13,809,430	24,126,070	(11,970,244)	12,155,826	(347,369)	11,808,457

	As of December 31, 2015
Investments with Significant Influence	% Ownership Interest Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A	33.33%	73,289,529	19,843,392	59,207,958	25,938,077	655,759,390	(654,273,074)	1,486,316	1,045,519	2,531,835
GNL Quintero S.A.	20.00%	154,169,202	679,246,875	22,104,679	725,626,283	130,540,774	(107,869,054)	22,671,720	9,264,617	31,936,337
Electrogas S.A.	42.50%	9,800,475	46,815,192	12,191,561	16,087,934	23,546,048	(10,624,229)	12,921,819	1,275,795	14,197,614

Appendix 3 to these consolidated financial statements provides information on the main activities of our associates and the ownership interest that the Group holds in them.

None of our associates have published price quotations

12.3. Joint ventures

The following tables present information from the financial statements as of December 31, 2016 and 2015, on the main joint ventures:

	Centrales Hidroeléctricas		Transmisora Eléctrica
	de Aysén S.A.		de Quillota Ltda.
	51.0%	51.0%	50.0%	50.0%
	12-31-2016	12-31-2015	12-31-2016	12-31-2015
Financial statement items	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	863,962	502,938	6,366,378	5,336,516
Total non-current assets	15,159,321	15,159,321	12,034,576	12,148,544
Total current liabilities	3,324,706	3,290,947	245,025	466,485
Total non-current liabilities	68,081	56,685	1,710,406	1,830,272
Cash and cash equivalents	860,719	428,440	5,716,196	4,884,645
Revenues	-	-	2,774,316	2,852,803
Depreciation and amortization expense	-	-	(773,093)	(748,171)
Impairment losses	-	-	-	-
Interest income	42,046	20,009	134,995	1,678,801
Income tax expense	(7,070)	(8,586)	(225,008)	(679,715)
Profit (loss)	(4,284,131)	(4,733,482)	1,257,220	2,336,297
Other comprehensive income	-	-	-	-
Comprehensive income	(4,284,131)	(4,733,482)	1,257,220	2,336,297

c.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associates and joint ventures.
13.	INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following table presents intangible assets as of December 31, 2016 and 2015:

	As of December 31,
Intangible Assets, Net	2016	2015
	ThCh$	ThCh$

Intangible Assets, Net	44,470,750	42,879,326
Easements and water rights	12,564,076	14,575,473
Computer software	27,591,694	27,824,092
Other identifiable intangible assets	4,314,980	479,761

Intangible Assets, Gross	2016	2015
	ThCh$	ThCh$

Intangible Assets, Gross	101,092,918	93,575,139
Easements and water rights	14,553,826	16,565,224
Computer software	75,793,919	70,101,954
Other identifiable intangible assets	10,745,173	6,907,961

Intangible Assets, Amortization and Impairment	2016	2015
	ThCh$	ThCh$

Accumulated Amortization and Impairment, Total	(56,622,168)	(50,695,813)
Identifiable intangible assets	(56,622,168)	(50,695,813)
Easements and water rights	(1,989,750)	(1,989,751)
Computer software	(48,202,225)	(42,277,862)
Other identifiable intangible assets	(6,430,193)	(6,428,200)

The reconciliations of the carrying amounts of intangible assets at December 31, 2016 and 2015 are as follows:

Changes in Intangible Assets	Easements	Computer Software	Other Identifiable Intangible Assets	Intangibles Assets, Net

	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	14,575,473	27,824,092	479,761	42,879,326
Changes in identifiable intangible assets
Increases (decreases) other than from business combinations	540,052	5,690,091	3,851,635	10,081,778
Increase (decrease) from exchange differences, net	-	-	2,897	2,897
Amortization (1)	-	(5,815,030)	(18,961)	(5,833,991)
Increases (decreases) from transfers and other changes	352	-	(352)	-
Increases (decreases) from transfers	352	-	(352)	-
Increases (decreases) from other changes	-	-	-	-
Disposals and removals from service	(2,549,926)	-	-	(2,549,926)
Disposals	(2,549,926)	-	-	(2,549,926)
Removals from service	-	-	-	-
Other increases (decreases)	(1,875)	(107,459)	-	(109,334)
Total changes in identifiable intangible assets	(2,011,397)	(232,398)	3,835,219	1,591,424
Closing balance December 31, 2016	12,564,076	27,591,694	4,314,980	44,470,750

Changes in Intangible Assets	Easements	Computer Software	Other Identifiable Intangible Assets	Intangibles Assets, Net

	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	14,692,984	21,651,862	180,676	36,525,522
Changes in identifiable intangible assets
Increases (decreases) other than from business combinations	209,063	10,397,910	-	10,606,973
Increase (decrease) from exchange differences, net	-	4,295	31,388	35,683
Amortization (1)	-	(4,760,002)	(20,146)	(4,780,148)
Increases (decreases) from transfers and other changes	(246,574)	530,027	287,843	571,296
Increases (decreases) from transfers	-	-	-	-
Increases (decreases) from other changes	(246,574)	530,027	287,843	571,296
Disposals and removals from service	(80,000)	-	-	(80,000)
Disposals	-	-	-	-
Removals from service	(80,000)	-	-	(80,000)
Total changes in identifiable intangible assets	(117,511)	6,172,230	299,085	6,353,804
Closing balance December 31, 2015	14,575,473	27,824,092	479,761	42,879,326

(1) See Note 28.

(2) See Note 15.e).x)

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow the recovery of the carrying amount of these assets recorded as of December 31, 2016 (See Note 3.e).

As of December 31, 2016 and 2015, there are no significant intangible assets with an indefinite useful life.

14.	GOODWILL.

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of December 31, 2016 and 2015:

Company	Cash Generating Unit	Opening Balance 01-01-2015	Increase/ (Decrease)	Closing Balance 12/31/2015	Increase/ (Decrease)	Closing Balance 12/31/2016

		ThCh$		ThCh$	ThCh$	ThCh$
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	-	2,240,478	-	2,240,478
Compañía Eléctrica Tarapacá S.A. (1)	Enel Generación Chile	4,656,105	-	4,656,105	(4,656,105)	-
Enel Distribución Chile S.A.	Enel Distribución Chile	128,374,362	-	128,374,362	-	128,374,362
Enel Generación Chile S.A.	Enel Generación Chile	731,782,459	-	731,782,459	-	731,782,459
GasAtacama Chile (1)	Enel Generación Chile	20,204,251	-	20,204,251	4,656,105	24,860,356
	Total	887,257,655	-	887,257,655	-	887,257,655

(1)	On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama S.A., being the latter the surviving company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of December 31, 2016 (See Note 3.e).

The origin of the goodwill is detailed below:

1.- Empresa Eléctrica de Colina Ltda.

On December 30, 1996, Enel Distribución Chile S.A. acquired 100% of Empresa Eléctrica de Colina Ltda. from the investment company Saint Thomas S.A., which is neither directly nor indirectly related to Enel Distribución Chile S.A.

2.- Empresa Eléctrica Pangue S.A.

On July 12, 2002, Enel Generación Chile S.A. acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A.; with the latter company being the surviving entity.

3.- Compañía Eléctrica San Isidro S.A.

On August 11, 2005, Enel Generación Chile S.A. acquired the shares of Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in Compañía Eléctrica San Isidro S.A. (acquisition of non-controlling interests). On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., being the latter the surviving entity. On November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá, being the latter the surviving entity. Subsequently, on November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama S.A., being the latter the surviving company.

4.- Enel Distribución Chile S.A. (Formerly named Chilectra S.A.)

In November 2000, Enel Américas S.A. (formerly named Enersis Américas S.A.) acquired an additional 25.4% ownership interest in Enel Distribución Chile S.A. in a public bidding process, reaching a 99.99% ownership interest in the company.

5.- Endesa Generación Chile S.A. (Formerly named Endesa Chile S.A.)

On May 11, 1999, Enel Américas S.A. (formerly named Enersis Américas) acquired an additional 35% in Enel Generación Chile S.A. in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% ownership interest in the generation company.

6.- GasAtacama Chile S.A. (Formerly named Inversiones GasAtacama Holding Limitada)

On April 22, 2014, Enel Generación Chile S.A. acquired the remaining 50% equity interest in GasAtacama Chile S.A that was owned at that time by Southern Cross Latin America Private Equity Fund III L.P.

15.	PROPERTY, PLANT AND EQUIPMENT.

The following table shows property, plant and equipment as of December 31, 2016 and 2015:

	As of December 31,
Classes of Property, Plant and Equipment, Net	2016	2015
	ThCh$	ThCh$

Property, Plant and Equipment, Net	3,476,128,634	3,429,167,797
Construction in progress	688,387,124	622,058,677
Land	66,868,119	72,344,242
Buildings	13,020,474	13,557,151
Plant and equipment	2,647,164,028	2,662,706,232
Fixtures and fittings	41,325,699	38,284,047
Other property, plant and equipment under financial lease	19,363,190	20,217,448

Classes of Property, Plant and Equipment, Gross	2016	2015
	ThCh$	ThCh$

Property, Plant and Equipment, Gross	6,471,364,618	6,322,959,570
Construction in progress	688,387,124	622,058,677
Land	66,868,119	72,344,242
Buildings	27,891,216	27,388,999
Plant and equipment	5,531,913,583	5,452,268,802
Fixtures and fittings	127,544,544	120,138,818
Other property, plant and equipment under financial lease	28,760,032	28,760,032

Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	2016	2015
	ThCh$	ThCh$

Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,995,235,984)	(2,893,791,773)
Buildings	(14,870,742)	(13,831,848)
Plant and equipment	(2,884,749,555)	(2,789,562,570)
Fixtures and fittings	(86,218,845)	(81,854,771)
Other property, plant and equipment under financial lease	(9,396,842)	(8,542,584)

The detail and changes in property, plant, and equipment at December 31, 2016 and 2015, are as follows:

Changes in 2016	Construction in progress	Land	Buildings	Plant and Equipment	Fixtures and Fittings	Other Property, Plant and Equipment under Financial Lease	Property, Plant and Equipment, Net

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	622,058,677	72,344,242	13,557,151	2,662,706,232	38,284,047	20,217,448	3,429,167,797
Changes:
Increases other than from business combinations	262,518,418	-	24,934	1,443,508	3,126,832	-	267,113,692
Increases (decreases) from exchange differences, net	(186,893)	(32,814)	(59,699)	(361,199)	(153,858)	-	(794,463)
Depreciation (1)	-	-	(745,000)	(149,161,383)	(5,065,979)	(854,258)	(155,826,620)
Impairment losses recognized in profit or loss (2)	(30,785,531)	-	-	-	-	-	(30,785,531)
Increases (decreases) from transfers and other changes	(131,287,250)	(5,443,309)	243,088	131,239,384	5,248,087	-	-
Increases (decreases) for transfers	(131,287,250)	(5,443,309)	243,088	131,239,384	5,248,087	-	-
Increases (decreases) from transfers from constructions in progress	(131,287,250)	(5,443,309)	243,088	131,239,384	5,248,087	-	-
Increases (decreases) from other changes	-	-	-	-	-	-	-
Disposals and removals from service	(33,930,297)	-	-	(456,398)	(113,430)	-	(34,500,125)
Disposals	-	-	-	-	-	-	-
Removals from service	(33,930,297)	-	-	(456,398)	(113,430)	-	(34,500,125)
Other increases (decreases)	-	-	-	1,753,884	-	-	1,753,884
Total changes	66,328,447	(5,476,123)	(536,677)	(15,542,204)	3,041,652	(854,258)	46,960,837
Closing balance December 31, 2016	688,387,124	66,868,119	13,020,474	2,647,164,028	41,325,699	19,363,190	3,476,128,634

(1)	See Note 28.
(2)	See Note 15.e).viii) and xi).

Changes in 2015	Construction in progress	Land	Buildings	Plant and Equipment	Fixtures and Fittings	Other Property, Plant and Equipment under Financial Lease	Property, Plant and Equipment, Net

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	526,367,579	61,050,488	10,149,650	2,626,471,521	38,649,832	21,071,706	3,283,760,776
Changes:
Increases other than from business combinations	263,590,479	-	-	-	3,554,463	-	267,144,942
Increases (decreases) from exchange differences, net	(370,570)	(40,734)	(74,215)	1,610,821	(628,647)	-	496,655
Depreciation (1)	-	-	(714,915)	(140,774,709)	(6,077,632)	(854,258)	(148,421,514)
Impairment losses recognized in profit or loss	(2,522,445)	-	-	-	-	-	(2,522,445)
Reversals of impairment losses recognized in profit or loss (2)	-	-	-	12,687,656	-	-	12,687,656
Increases (decreases) from transfers and other changes	(162,010,141)	12,014,081	4,196,631	167,198,022	3,005,646	-	24,404,239
Increases (decreases) for transfers	(170,862,689)	4,864,327	851,988	166,577,154	1,773,900	(3,204,680)	-
Increases (decreases) from transfers from constructions in progress	(170,862,689)	4,864,327	851,988	166,577,154	1,773,900	(3,204,680)	-
Increases (decreases) from other changes (3)	8,852,548	7,149,754	3,344,643	620,868	1,231,746	3,204,680	24,404,239
Disposals and removals from service	(2,996,225)	(679,593)	-	(4,487,079)	(219,615)	-	(8,382,512)
Disposals	-	-	-	-	-	-	-
Removals from service	(2,996,225)	(679,593)	-	(4,487,079)	(219,615)	-	(8,382,512)
Other increases (decreases)	-	-	-	-	-	-	-
Total changes	95,691,098	11,293,754	3,407,501	36,234,711	(365,785)	(854,258)	145,407,021
Closing balance December 31, 2015	622,058,677	72,344,242	13,557,151	2,662,706,232	38,284,047	20,217,448	3,429,167,797
(1)	See Note 28.
(2)	See Note 15.e).vi).
(3)	Correspond mainly to increases in provision for decommissioning or restoration in the Bocamina II project (Endesa Chile) and San Isidro Power Plant (Celta).

Additional information on property, plant and equipment, net

a)	Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$267,113,692 and ThCh$267,144,942 as of December 31, 2016 and 2015, respectively. In the generation business the main investments include maintenance to plants of ThCh$189,259,095 and ThCh$204,350,080 as of December 31, 2016 and 2015, respectively. In the distribution business, major investments are network extensions and investments to optimize their operation, in order to improve the efficiency and quality of service, amounting to ThCh$76,355,399 and ThCh$62,794,862 as of December 31, 2016 and 2015, respectively.

b)	Capitalized expenses

b.1) Borrowing costs

Capitalized borrowing costs were ThCh$3,001,211, ThCh$2,221,329, and ThCh$1,817,283 for the years ended December 31, 2016, 2015 and 2014, respectively (See Note 31). The weighted average borrowing rate was in a range of 7.5% and 9% as of December 31, 2016 (9% as of December 31, 2015).

b.2) Employee expenses capitalized

Employee expenses capitalized that are directly attributable to constructions in progress were ThCh$16,096,852, ThCh$21,004,053 and ThCh$21,505,568 during the years ended December 31, 2016, 2015, and 2014, respectively.

c)	Finance leases

As of December 31, 2016 and 2015, property, plant and equipment includes ThCh$19,363,190 and ThCh$20,217,448, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	As of December 31,
	2016			2015
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Less than one year	2,677,881	837,514	1,840,367	2,840,640	1,007,567	1,833,073
From one to five years	10,711,519	1,763,190	8,948,329	14,203,200	2,758,773	11,444,427
More than five years	7,445,079	484,128	6,960,951	7,897,586	513,553	7,384,033
Total	20,834,479	3,084,832	17,749,647	24,941,426	4,279,893	20,661,533

Leased assets primarily relate to a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Enel Generación Chile S.A. and Transelec S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

d)	Operating leases

The consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 include ThCh$3,250,503, ThCh$10,098,166 and ThCh$6,734,776, respectively, corresponding to operating lease contracts for material assets in operation.

As of December 31, 2016 and 2015, the total future lease payments under those contracts are as follows:

	As of December 31,
	2016	2015
	ThCh$	ThCh$

Less than one year	7,133,186	6,462,373
From one to five years	11,998,147	15,168,177
More than five years	9,015,356	8,769,808
Total	28,146,689	30,400,358

e)	Other information
(i)	As of December 31, 2016 and 2015, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$416,684,117 and ThCh$297,847,453, respectively.
(ii)

As of December 31, 2016 and 2015, the Group does not have property, plant and equipment pledged as security for liabilities. The Company is co-debtor in relation to the domestic bonds of Enel Américas S.A., the outstanding amounts of the liability as of December 31, 2016 is ThCh$22,393,639.

(iii)

The Group and its consolidated entities have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThCh$734,346,811) limit in the case of generating companies and a €50 million (ThCh$36,775,023) limit for distribution companies, including business interruption coverage. Additionally, the Group has Civil Liability insurance to meet claims from third parties with a €500 million (ThCh$367,750,231) limit. The insurance premiums associated with these policies are presented proportionally for each company in the caption “Prepaid expenses”.

(iv)

The condition of certain assets of our subsidiary Enel Generación Chile S.A. changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, Enel Generación Chile S.A. recognized an impairment loss of ThCh$43,999,600 for these assets, which is still has not reversed.

(v)

On October 16, 2012, Enel Generación Chile S.A. began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project”, contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed on July 25, 2007 between Enel Generación Chile S.A. (“the owner”) and the consortium consisting of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds amounted to US$74,795,164.44 and UF 796,594.29 (approximately US$38,200,000). As of December 31, 2012, US$93,992,554 of these performance bonds was collected. Collection made on these bank performance bonds reduced the capitalized cost overruns incurred by the company due to breach of contract.

On October 17, 2012, Enel Generación Chile S.A. filed an arbitration request with the International Chamber of Arbitration of Paris in order to enforce the rights conferred upon it under the Contract. On December 29, 2014, Endesa’s Board of Directors accepted and approved an agreement with the Consortium that finalizes the arbitration process and grants full reciprocal settlement of the obligations. Consequently, as a result of final agreement reached at the end of 2014, the Group recognized US$ 125 million (approximately ThCh$75,843,750) as part of the acquisition cost of property, plant and equipment. The payment of these costs was made on April 6, 2015.

(vi)

At the end of 2012, our subsidiary Compañía Eléctrica Tarapacá S.A. (“Celta”, a company merged with GasAtacama Chile on November 1, 2016), recognized an impairment loss of ThCh$12,578,098, to adjust the carrying amount of certain specific assets operating in the SING grid to its recoverable amount.

At the closing of 2015, were approved certain regulatory developments to the Chilean energy industry, which after being evaluated by the Company, resulted in the identification of a new single CGU for all generation assets in Chile. The analysis took into account the fact that Enel Generación Chile S.A. performed an optimization and management of all its assets related to its generation business, it had a centralized trade policy, with sales contracts agreed at company level and not assigned to power plants. Therefore, generation of cash flows depended on all the assets as a whole.

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

(vii)

At the end of 2014, Enel Generación Chile S.A. recognized an impairment loss of ThCh$12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project was not fully aligned with the strategy that the Company was reformulating, particularly, with regard to technological leadership, and to community and environmental sustainability. Enel Generación Chile S.A. has decided to suspend the project pending clarification of its profitability (see Note 3.e).

(viii)

In line with its sustainability strategy and in order to develop community relationships, Enel Generación Chile S.A. has decided to research new design alternatives for the Neltume project, in particular regarding the issue of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

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

As a result of the above, as of December 31, 2015, Enel Generación Chile S.A. recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which has been withdrawn and to other studies directly linked to the old design of assets.

Consequently, in line with the new sustainability strategy and as a result of sustained dialog with the communities, Enel Generación Chile’s projects in the territory, namely Neltume and Choshuenco, have good prospects from a social community point of view. Nonetheless, given the current condition of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, Enel Generación Chile recognized an impairment loss of ThCh$20,459,461 associated with the Neltume project and ThCh$3,748,124 associated with the Choshuenco project.

(ix)

As of December 31, 2015, Enel Generación Chile recognized an impairment loss of ThCh$2,522,445 related to the wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, its profitability is uncertain.

(x)

On August 31, 2016, Enel Generación Chile decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was made because of, among other evaluation aspects, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local communities support. As a result, the Group wrote off a total amount of ThCh$ 32,834,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized (see Note 29).

(xi)

As of December 31, 2016, Enel Generación Chile recognized an impairment loss of ThCh$ 6,577,946 associated with certain Non-Conventional Renewable Energy (“NCRE”) initiatives, such as wind, mini-hydro, biomass and solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result, Enel Generación Chile recognized an impairment loss for 100% of the capitalized investments to date in NCRE projects.

On the other hand, the Enel Generación Chile decided to write-off 100% of capitalized investment in two thermal projects that until now were held in its portfolio. These are the Tames 2 and Totoralillo projects, which were being developed within the framework of the public land concessions bidden by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible. In addition, Enel Generación Chile recognized a provision of ThCh$ 2,245,000 for the fines to be paid upon withdrawing from the concessions related to these projects.

16.	INVESTMENT PROPERTY.

The detail and changes in investment property during the years ended December 31, 2016 and 2015, are as follows:

Investment Properties	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net

	ThCh$	ThCh$	ThCh$
Balance at January 1, 2015	10,663,474	(2,148,912)	8,514,562
Disposals	(1,724,812)	1,387,042	(337,770)
Depreciation expense	-	(25,805)	(25,805)
Balance at December 31, 2015	8,938,662	(787,675)	8,150,987
Depreciation expense	-	(22,465)	(22,465)
Balance at December 31, 2016	8,938,662	(810,140)	8,128,522

The sale prices of investment properties disposed of during the years ended December 31, 2016, 2015 and 2014 were ThCh$0, ThCh$1,800,933 and ThCh$9,363,249, respectively.

Fair value measurement and hierarchy

As of December 31, 2016, the fair value of the Group’s investment properties was ThCh$11,567,758 (ThCh$11,113,107 as of December 31, 2015) which was determined using independent appraisals.

The fair value measurement for these investment properties was categorized as Level 3 within the fair value hierarchy.

For the years ended December 31, 2016, 2015 and 2014, the detail of income and expenses from investment properties is as follows:

Income and expense from investment properties	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Rental income from investment properties	167,429	163,660	263,643
Income from the sale of investment properties (*)	-	1,800,933	9,363,249
Direct operating expense from investment properties generating rental income	(71,339)	(163,767)	(328,590)
Direct operating expense from investment properties not generating rental income (*)	-	(337,770)	(1,806,675)
Total	96,090	1,463,056	7,491,627

(*)	See Note 30.

The Group has no repair, maintenance, acquisition, construction or development agreements that represent future obligations for the Group as of December 31, 2016 and 2015.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. Management considers that the insurance policy coverage is sufficient against the risks involved.

17.	INCOME TAXES.
a)	Income taxes

The following table presents the components of the income tax expense / (benefit) for the years ended December 31, 2016, 2015 and 2014:

	For the years ended December 31,
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	2016	2015	2014
	ThCh$	ThCh$	ThCh$

Current income tax	(162,033,295)	(84,003,064)	(75,830,800)
Adjustments to current tax from the previous period	(710,740)	(7,307,511)	(7,073,017)
(Benefit) / expense for current income tax due to changes in tax rates or the introduction of new taxes	-	-	(4,245,607)
Other current tax benefit / (expense)	21,380,071	(34,995,137)	(3,302,112)
Current tax expense, net	(141,363,964)	(126,305,712)	(90,451,536)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	29,960,782	16,693,113	22,315,523
Benefit / (expense) from deferred taxes due to changes in tax rates or the introduction of new taxes	-	-	(64,551,120)
Total deferred tax benefit / (expense)	29,960,782	16,693,113	(42,235,597)
Income tax expense	(111,403,182)	(109,612,599)	(132,687,133)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014:

Reconciliation of Tax Expense	Rate	12-31-2016	Rate	12-31-2015	Rate	12-31-2014
		ThCh$		ThCh$		ThCh$
ACCOUNTING INCOME BEFORE TAX		676,674,298		456,580,763		332,246,550
Total tax income (expense) using statutory rate	(24.00%)	(162,401,830)	(22.50%)	(102,730,671)	(21.00%)	(69,771,775)
Tax effect of non-taxable revenues	6.53%	44,163,296	2.12%	9,674,087	4.43%	14,714,272
Tax effect of non-tax-deductible expenses	(2.13%)	(14,392,926)	(4.61%)	(21,060,811)	(4.12%)	(13,691,638)
Tax effect of changes in income tax rates (*)	-	-	-	-	(20.71%)	(68,796,727)
Tax effect of adjustments to taxes in previous periods	(0.11%)	(710,740)	(1.60%)	(7,307,511)	(2.13%)	(7,073,017)
Price level restatement for tax purposes (investments and equity)	(3.24%)	21,939,018	2.58%	11,812,307	3.59%	11,931,752
Total adjustments to tax expense using statutory rate	7.53%	50,998,648	(1.51%)	(6,881,928)	(18.94%)	(62,915,358)
Income tax benefit (expense)	(16.47%)	(111,403,182)	(24.01%)	(109,612,599)	(39.94%)	(132,687,133)

The principal temporary differences are detailed in below.

b)	Deferred taxes

The origination and changes in deferred tax assets and liabilities as of December 31, 2016 and 2015, are as follows:

	Deferred Tax Assets Relating To
Deferred Tax Assets	Accumulated depreciation	Provisions	Post-employment benefit obligations	Tax loss carryforwards	Other	Deferred Tax Assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	4,982,473	2,784,374	401,076	12,720,468	1,503,948	22,392,339
Increase (decrease) in profit or loss	487,371	2,614,331	(962,948)	(809,016)	134,913	1,464,651
Increase (decrease) in other comprehensive income	-	-	1,792,845	-	-	1,792,845
Foreign currency translation	-	-	-	-	12,645	12,645
Transfers to (from) non-current assets and disposals group held for sale	-	172,013	357,597	-	(184,462)	345,148
Other increases (decreases) (1)	(281,458)	(2,505,481)	(796,051)	(55)	(628,066)	(4,211,111)
Closing balance December 31, 2016	5,188,386	3,065,237	792,519	11,911,397	838,978	21,796,517

	Deferred Tax Assets Relating To
Deferred Tax Assets	Accumulated depreciation	Provisions	Post-employment benefit obligations	Tax loss carryforwards	Other	Deferred Tax Assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	190,823	5,798,306	162,365	4,851,839	1,961,762	12,965,095
Increase (decrease) in profit or loss	4,791,650	7,205,222	(706,253)	7,868,629	101,729	19,260,977
Increase (decrease) in other comprehensive income	-	-	1,524,720	-	-	1,524,720
Foreign currency translation	-	-	-	-	-	-
Other increases (decreases) (1)	-	(10,219,154)	(579,756)	-	(559,543)	(11,358,453)
Closing balance December 31, 2015	4,982,473	2,784,374	401,076	12,720,468	1,503,948	22,392,339

	Deferred Tax Liabilities Relating to
Deferred Tax Liabilities	Accumulated depreciation	Provisions	Post-employment benefit obligation	Other	Deferred Tax Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	234,023,374	285,255	679	792,048	235,101,356
Increase (decrease) in profit or loss	(27,763,098)	-	147,580	(880,613)	(28,496,131)
Increase (decrease) in other comprehensive income	-	-	5,847	(1,819)	4,028
Foreign currency translation	(79,558)	-	-	-	(79,558)
Other increases (decreases) (1)	(10,945,785)	-	(153,655)	3,934,539	(7,164,901)
Closing balance December 31, 2016	195,234,933	285,255	451	3,844,155	199,364,794

	Deferred Tax Liabilities Relating to
Deferred Tax Liabilities	Accumulated depreciation	Provisions	Post-employment benefit obligation	Other	Deferred Tax Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	252,995,247	379	16,498	2,210,542	255,222,666
Increase (decrease) in profit or loss	(6,487,557)	284,991	431,306	8,339,124	2,567,864
Increase (decrease) in other comprehensive income	-	-	426	(200,133)	(199,707)
Foreign currency translation	(113,895)	-	-	-	(113,895)
Other increases (decreases) (1)	(12,370,421)	(115)	(447,551)	(9,557,485)	(22,375,572)
Closing balance December 31, 2015	234,023,374	285,255	679	792,048	235,101,356

(1)	Corresponds mainly to the offset of deferred tax assets and deferred tax liabilities.

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

a.	As of December 31, 2016 and 2015, the Group does not have unrecognized deferred tax assets related to tax loss carryforwards. See Note 3.o.

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of December 31, 2016 and 2015, the aggregate of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$1,145,437,791 and ThCh$855,628,553, respectively. Additionally, the Group has not recognized deferred tax asset for deductible temporary differences which as of December 31, 2016 and 2015, totaled ThCh$399,626,044 and ThCh$463,809,815, respectively, as it is not probable that sufficient future taxable profits exist to recover such temporary differences.

The Group entities are potentially subject to income tax audits by the Chilean tax regulator and are limited to three tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination are 2012 through 2015.

The Company came into legal existence on March 1, 2016, therefore, it does not have prior periods subject to income tax audits.  Nonetheless, as a result of the Spin-Off, it is liable for any probable tax contingencies for the open tax audit periods at the investments it received as part of the Spin-Off.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by Chilean tax authority for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, management estimates that the liabilities, if any, that may arise from such tax audits, would not significantly impact the Group’s future results.

The effects of deferred tax on the components of other comprehensive income for the years ended December 31, 2016, 2015 and 2014, are as follows:

	For the years ended December 31,
Effects of Deferred Tax on the Components of Other Comprehensive Income	2016			2015			2014
	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	(6,740)	1,820	(4,920)	1,077	(290)	787	1,849	(1,462)	387
Cash flow hedge	89,068,357	(21,116,232)	67,952,125	(122,593,576)	31,868,299	(90,725,277)	(131,355,881)	31,585,153	(99,770,728)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	(11,691,075)	-	(11,691,075)	(577,862)	-	(577,862)	13,476,871	-	13,476,871
Foreign currency translation	(3,532,844)	-	(3,532,844)	162,373	-	162,373	12,473,950	-	12,473,950
Actuarial gains(losses) on defined-benefit pension plans	(6,618,514)	1,786,999	(4,831,515)	(5,645,532)	1,325,242	(4,320,290)	(12,692,856)	4,527,209	(8,165,647)
Income tax related to components of other comprehensive income	67,219,184	(19,327,413)	47,891,771	(128,653,520)	33,193,251	(95,460,269)	(118,096,067)	36,110,900	(81,985,167)

The movements in deferred taxes for the components of other comprehensive income for the years ended December 31, 2016, 2015 and 2014, are as follows:

Reconciliation of changes in deferred taxes of components of other comprehensive income	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	1,788,821	1,724,427	3,951,968
Income tax of changes in cash flow hedge transactions	(21,116,234)	31,468,824	32,158,932
Total income tax relating to components of other comprehensive income	(19,327,413)	33,193,251	36,110,900

b.

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

The Group assumes that, since an Extraordinary Shareholders’ Meeting has not agreed to adopt the alternative system, the partially integrated system applies by default. Therefore, changes in deferred tax assets and liabilities as a direct effect of the increase in the corporate income tax rate have been recognized in profit or loss. Specifically, for the year ended December 31, 2014, the net charge against income was a loss of ThCh$66,669,816.

18.	OTHER FINANCIAL LIABILITIES.

The balances of other financial liabilities as of December 31, 2016 and 2015, are as follows:

	As of December 31,
Other financial liabilities	2016		2015
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh	ThCh$

Interest –bearing borrowings	18,013,114	802,046,968	18,446,637	826,380,628
Hedging derivatives (*)	313,571	48,981,953	328,414	78,768,620
Non-hedging derivatives (**)	7,369,481	2,987,830	9,146,674	12,048,542
Total	25,696,166	854,016,751	27,921,725	917,197,790

(*)	See Note 20.2.a
(**)	See Note 20.2.b

18.1 Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2016 and 2015, is as follows:

Classes of Interest-bearing borrowings	As of December 31,
	2016		2015
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	4,274	-	218	-
Unsecured obligations	16,168,473	786,137,688	16,613,346	807,552,168
Financial leases	1,840,367	15,909,280	1,833,073	18,828,460
Total	18,013,114	802,046,968	18,446,637	826,380,628

Bank loans by currency and contractual maturity as of December 31, 2016 and 2015, are as follows:

Summary of bank loans by currency and maturity

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current 12/31/2016	Maturity					Total Non-Current 12/31/2016
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.00%	Unsecured	4,274	-	4,274	-	-	-	-	-	-
			Total	4,274	-	4,274	-	-	-	-	-	-

Country	Currency	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current 12/31/2015	Maturity					Total Non-Current 12/31/2015
				One to three months	Three to twelve months		One to two years	Two to three years	Three to four years	Four to five years	Over five years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.98%	Unsecured	218	-	218	-	-	-	-	-	-
			Total	218	-	218	-	-	-	-	-	-

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2016 and 2015, totaled ThCh$0 and ThCh$218, respectively. The fair value measurement of borrowings has been categorized as Level 2 (see Note 3.h).

Identification of bank borrowings by company

Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

										December 31, 2016
										Current			Non-current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	102	-	102	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	2,037	-	2,037	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	2,135	-	2,135	-	-	-	-	-	-
									Total	4,274	-	4,274	-	-	-	-	-	-

										December 31, 2015
										Current			Non-current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.004.000-5	Lines of Credit	Chile	Ch$	6.00%	6.00%	Other	96	-	96	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly	58	-	58	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	4.50%	4.50%	At maturity	64	-	64	-	-	-	-	-	-
									Total	218	-	218	-	-	-	-	-	-

18.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2016 and 2015, is as follows:

Summary of unsecured liabilities by currency and maturity

					Current			Non-Current
					Maturity		Total Current 12/31/2016	Maturity					Total Non-Current 12/31/2016
Country	Currency	Effective Interest Rate	Nominal Annual Rate	Secured/ Unsecured	One to three months	Three to Twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	6,884,819	2,402,653	9,287,472	-	-	-	-	468,578,474	468,578,474
Chile	U.F.	6.00%	5.48%	Unsecured	-	6,881,001	6,881,001	5,480,380	5,480,380	5,480,380	5,480,380	295,637,694	317,559,214
				Total	6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

					Current			Non-Current
					Maturity		Total Current 12/31/2015	Maturity					Total Non-Current 12/31/2015
Country	Currency	Effective Interest Rate	Nominal Annual Rate	Secured/ Unsecured	One to three months	Three to Twelve months		One to two years	Two to three years	Three to four years	Four to five years	More than five years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.24%	7.24%	Unsecured	7,303,274	2,548,685	9,851,959	-	-	-	-	493,795,141	493,795,141
Chile	U.F.	6.34%	6.34%	Unsecured	-	6,761,387	6,761,387	5,330,851	5,330,851	5,330,851	5,330,851	292,433,623	313,757,027
				Total	7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

18.3 Secured liabilities

As of December 31, 2016 and 2015, there were no secured liabilities.

Fair value measurement and hierarchy

The fair value of current and non-current unsecured liabilities as of December 31, 2016 and 2015, totaled ThCh$998,383,047 and ThCh$981,390,150, respectively. The fair value measurement of these liabilities has been categorized as Level 2 (See Note 3.h). It is important to note that these financial assets are measured at amortized cost (See Note 3.g.4).

Unsecured liabilities by company

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

										December 31, 2016
										Current			Non-Current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon -Primera Emisión S-1	USA	US$	7.96%	7.88%	No	4,522,585	-	4,522,585	-	-	-	-	136,759,395	136,759,395
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,446,232	-	1,446,232	-	-	-	-	46,792,429	46,792,429
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	916,002	-	916,002	-	-	-	-	21,608,757	21,608,757
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Única 24296	USA	US$	4.32%	4.25%	No	-	2,402,653	2,402,653	-	-	-	-	263,417,893	263,417,893
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	-	6,337,021	6,337,021	5,480,380	5,480,380	5,480,380	5,480,380	35,587,764	57,509,284
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M (*)	Chile	U.F.	4.82%	4.75%	No	-	543,980	543,980	-	-	-	-	260,049,930	260,049,930
									Total Unsecured Bonds	6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

										December 31, 2015
										Current			Non-Current
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon -Primera Emisión S-1	USA	US$	7.96%	7.88%	No	4,797,465	-	4,797,465	-	-	-	-	145,068,065	145,068,065
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,534,133	-	1,534,133	-	-	-	-	49,690,671	49,690,671
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	971,676	-	971,676	-	-	-	-	23,252,023	23,252,023
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Única 24296	USA	US$	4.32%	4.25%	No	-	2,548,685	2,548,685	-	-	-	-	275,784,382	275,784,382
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	-	6,232,249	6,232,249	5,330,851	5,330,851	5,330,851	5,330,851	39,700,607	61,024,011
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	-	529,138	529,138	-	-	-	-	252,733,016	252,733,016
									Total Unsecured Bonds	7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

Detail of finance lease obligations

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

								December 31, 2016
								Current			Non-Current ThCh$
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	87.509.100-K	Transelec S.A.	Chile	US$	6.50%	449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280
							Total Leasing	449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280

								December 31, 2015
								Current			Non-Current ThCh$
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	-	1,833,073	1,833,073	2,840,640	1,952,223	2,079,117	2,214,260	9,742,220	18,828,460
							Total Leasing	-	1,833,073	1,833,073	2,840,640	1,952,223	2,079,117	2,214,260	9,742,220	18,828,460

18.4 Hedged debt

The U.S. dollar denominated debt of the Group as of December 31, 2016 and 2015, that is designated as cash flow hedge to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, as referenced in Note 3.m, was ThCh$480,061,539 and ThCh$814,080,185, respectively.

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2016 and 2015, due to exchange differences of this debt:

	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at the beginning of the period, net	(74,953,393)	(39,805,098)	(217,637)
Foreign currency exchange differences recognized in equity, net	14,317,257	(38,579,730)	(30,045,776)
Foreign currency exchange differences recognized in profit and loss, net	7,888,490	3,431,435	(9,541,685)
Balance in hedging reserves (hedging income) at the end of the period, net	(52,747,646)	(74,953,393)	(39,805,098)

18.5 Other information

As of December 31, 2016 and 2015, the Group has undrawn line of credits available for use amounting to ThCh$342,827,047 and ThCh$142,032,000, respectively.

19.	RISK MANAGEMENT POLICY.

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•	Compliance with good corporate governance standards.
•	Strict compliance with all the Group’s internal policies.
•	Each business and corporate area determines:
I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management;
II.	Criteria regarding counterparts;
III.	Authorized operators.
•	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.
•	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.
•

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enersis Chile’s policies, standards, and procedures.

19.1 Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

The financial debt structure measured as hedged fixed debt on total debt was 92% as of December 31, 2016 (92% as of December 31, 2015):

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk.

19.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.
•	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.
•	Revenues in the Group companies directly linked to changes in currencies other than that of its cash flows.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3 Commodities risk

The Group has a risk exposure to price fluctuations in certain commodities, basically due to:

•	Purchases of fuel used to generate electricity.

•	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Group is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2016, there were swap hedges for 2.9 million barrels of Brent oil for November 2017 and 3.3 million MMTBU of Henry Hub gas swap for dates between January and September 2017. As of December 31, 2015, the Group had swap hedges for 133 thousand barrels of Brent oil for dates between February and November 2016.

19.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives. See Notes 18 and 20, and Appendix No. 4.

As of December 31, 2016 and 2015, the Group has cash and cash equivalent totaling ThCh$245,999,192 and ThCh$144,261,845, respectively, and unconditionally available lines of long-term credit totaling ThCh$342,827,047 and ThCh$142,032,000, respectively.

19.5 Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generation and distribution lines of business.

In the electricity generation and distribution lines of business, regulations allow the suspension of energy service to customers with outstanding payments, and the contracts have termination clauses for payment default. The Group monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

Investments may be backed with treasury bonds from the countries in which the Group operates and/or with commercial papers issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

19.6 Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Group, thereby reducing volatility in the income statement.

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

Taking into account the assumptions described above, the one-quarter VaR was ThCh$73,197,508.

This amount represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’ end.

20.	FINANCIAL INSTRUMENTS.

20.1 Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2016 and 2015, is as follows:

	December 31, 2016
	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	-	-	-	121,443
Other financial assets	462,801	464,235,411	-	-
Total Current	462,801	464,235,411	-	121,443

Equity instruments	-	-	2,641,620	-
Derivative instruments	-	-	-	25,533,189
Other financial assets	652,733	33,500,105	-	-
Total Non-current	652,733	33,500,105	2,641,620	25,533,189

Total	1,115,534	497,735,516	2,641,620	25,654,632

	December 31, 2015
	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	-	-	-	76,704
Other financial assets	16,236,490	544,338,480	-	-
Total Current	16,236,490	544,338,480	-	76,704

Equity instruments	-	-	3,033,989	-
Derivative instruments	-	-	-	18,716,463
Other financial assets	-	14,392,223	-	-
Total Non-current	-	14,392,223	3,033,989	18,716,463

Total	16,236,490	558,730,703	3,033,989	18,793,167

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2016 and 2015, is as follows:

	December 31, 2016
	Financial liabilities held for trading	Loans and payables	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,013,114	-
Derivative instruments	7,369,481	-	313,571
Other financial liabilities	-	617,955,794	-
Total Current	7,369,481	635,968,908	313,571

Interest-bearing loans	-	802,046,968	-
Derivative instruments	2,987,830	-	48,981,953
Other financial liabilities	-	1,734,640	-
Total Non-current	2,987,830	803,781,608	48,981,953

Total	10,357,311	1,439,750,516	49,295,524

	December 31, 2015
	Financial liabilities held for trading	Loans and payables	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,446,636	-
Derivative instruments	9,146,674	-	328,414
Other financial liabilities	-	764,596,868	-
Total Current	9,146,674	783,043,504	328,414

Interest-bearing loans	-	826,380,628	-
Derivative instruments	12,048,542	-	78,768,620
Other financial liabilities	-	6,131,402	-
Total Non-current	12,048,542	832,512,030	78,768,620

Total	21,195,216	1,615,555,534	79,097,034

20.2 Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Group classifies its derivatives as follows:

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2016 and 2015, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	December 31, 2016
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	121,443	25,533,189	313,571	48,981,953
Cash flow hedge	121,443	25,533,189	313,571	48,981,953
Total	121,443	25,533,189	313,571	48,981,953

	December 31, 2015
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	76,704	18,716,463	328,414	78,768,620
Cash flow hedge	76,704	18,716,463	328,414	78,768,620
Total	76,704	18,716,463	328,414	78,768,620

General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of hedging instrument	Description of hedging instrument	Description of hedged item	Fair value of hedged item	Fair value of hedged item
			12-31-2016	12-31-2015
			ThCh$	ThCh$
SWAP	Exchange rate	Unsecured obligations (bonds)	(23,640,892)	(60,303,867)

For the years ended December 31, 2016, 2015 and 2014, the Group has not recognized gains or losses for ineffective cash flow hedges.

The Group has not entered into any fair value hedges for any of the periods reported.

b)	Financial derivative instrument assets and liabilities at fair value through profit or loss

As of December 31, 2016 and 2015, financial derivative transactions recorded at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2016				December 31, 2015
	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instrument	-	7,369,481	-	2,987,830	-	9,146,674	-	12,048,542

c)	Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2016 and 2015:

	December 31, 2016
		Notional Amount
Financial derivatives	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	-	-	-	-	-	-	-
Cash flow hedge	-	-	-	-	-	-	-
Exchange rate hedge:	(23,640,892)	-	-	523,686,966	-	-	523,686,966
Cash flow hedge	(23,640,892)	-	-	523,686,966	-	-	523,686,966
Derivatives not designated for hedge accounting	(10,357,311)	49,738,751	21,434,625	-	-	-	71,173,376
Total	(33,998,203)	49,738,751	21,434,625	523,686,966	-	-	594,860,342

	December 31, 2015
		Notional Amount
Financial derivatives	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	-	-	-	-	-	-	-
Cash flow hedge	-	-	-	-	-	-	-
Exchange rate hedge:	(60,303,867)	-	-	-	541,153,412	-	541,153,412
Cash flow hedge	(60,303,867)	-	-	-	541,153,412	-	541,153,412
Derivatives not designated for hedge accounting	(21,195,216)	55,337,986	52,761,844	22,737,409	-	-	130,837,239
Total	(81,499,083)	55,337,986	52,761,844	22,737,409	541,153,412	-	671,990,651

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified, based on the hierarchy described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2016 and 2015:

		Fair Value Measured at End of Reporting Period Using:
Financial Instruments Measured at Fair Value	12-31-2016	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	25,654,632	-	25,654,632	-
Commodity derivatives not designated for hedge accounting	875,841	-	875,841	-
Commodity derivatives designated as cash flow hedges	16,159,565	-	16,159,565	-
Available-for-sale financial assets, non-current	25,381	25,381	-	-
Total	42,715,419	25,381	42,690,038	-
Financial Liabilities:
Financial derivatives designated as cash flow hedges	49,295,524	-	49,295,524	-
Financial derivatives not designated for hedge accounting	10,357,311	-	10,357,311	-
Commodity derivatives not designated for hedge accounting	40,013	-	40,013	-
Commodity derivatives designated as cash flow hedges	1,063,193	-	1,063,193	-
Total	60,756,041	-	60,756,041	-

		Fair Value Measured at End of Reporting Period Using:
Financial Instruments Measured at Fair Value	12-31-2015	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	18,793,167	-	18,793,167	-
Financial derivatives not designated for hedge accounting	20,397	-	20,397	-
Available-for-sale financial assets, non-current	32,121	32,121	-	-
Total	18,845,685	32,121	18,813,564	-
Financial Liabilities:
Financial derivatives designated as cash flow hedges	79,097,034	-	79,097,034	-
Financial derivatives not designated for hedge accounting	21,195,216	-	21,195,216	-
Total	100,292,250	-	100,292,250	-

20.3.1 Financial instruments whose fair value measurement is classified as Level 3.

The Group entered into certain transaction that resulted in the recognition of a financial liability measured at fair value. The Level 3 fair value is calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions internally developed by the Company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our power plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level. As of December 31, 2016 and 2015, there are no financial instruments whose fair value measurement is classified as Level 3.

21.	TRADE AND OTHER CURRENT PAYABLES.

The breakdown of Trade and Other Payables as of December 31, 2016 and 2015, is as follows:

	Current		Non-current
Trade and other payables	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	158,763,714	204,495,990	-	-
Other payables (1)	402,741,569	350,419,981	1,483,113	6,034,216
Total	561,505,283	554,915,971	1,483,113	6,034,216

(1)

Chilectra recognized costs and trade and other payables for the difference between current and effective Short Term Node Prices for ThCh$4,367,657 as of December 31, 2016 (ThCh$31,959,398 as of December 31, 2015) to be paid to generation companies.

The detail of Trade and Other Current Payables as of December 31, 2016 and 2015, is as follows:

	Current		Non-current
Trade and other payables	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	140,739,018	161,801,253	-	-
Fuel and gas suppliers	18,024,696	42,694,736	-	-
Payables for goods and services	230,906,671	230,999,488	40,256	-
Dividends payable to non-controlling interests	97,094,197	56,428,785	-	-
Taxes payables other than income tax	11,581,921	10,870,376	-	-
VAT debit	22,396,497	11,306,810	-	-
Mitsubishi contract (LTSA)	10,582,997	6,402,157	-	-
Obligations for social programs	28,952,388	580,706	-	-
Other payables	1,226,898	33,831,660	1,442,857	6,034,216
Total	561,505,283	554,915,971	1,483,113	6,034,216

See Note 19.4 for the description of the liquidity risk management policy.

The detail of trade payables, both non-past due and past due as of December 31, 2016 and 2015, are presented in Appendix 7.

22.	PROVISIONS.
a)	The breakdown of provisions as of December 31, 2016 and 2015, is as follows:

	Current		Non-current
Provisions	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings (2)	4,694,579	9,798,766	5,308,206	5,030,598
Decommissioning or restoration (1)	-	-	57,798,702	51,085,542
Other provisions	1,798,953	6,530,429	-	-
Total	6,493,532	16,329,195	63,106,908	56,116,140

(1)	Provision for decommissioning or restorations arises from the Bocamina II project and San Isidro Power Plant.
(2)	Provision for legal proceedings mainly consist of the contingencies related to lawsuits on administrative sanctions from our regulators.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters.

b)	Changes in provisions as of December 31, 2016 and 2015, are as follows:

Changes in Provisions	Legal Proceedings	Decommissioning or Restoration (1)	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Balance at January 1, 2016	14,829,364	51,085,542	6,530,429	72,445,335
Increase (decrease) in existing provisions	111,723	4,161,948	(4,731,476)	(457,805)
Provisions used	(4,948,439)	-	-	(4,948,439)
Increase from adjustment to time value of money (1)	-	2,551,212	-	2,551,212
Foreign currency translation	10,137	-	-	10,137
Total changes in provisions	(4,826,579)	6,713,160	(4,731,476)	(2,844,895)
Balance at December 31, 2016	10,002,785	57,798,702	1,798,953	69,600,440

Changes in Provisions	Legal Proceedings	Decommissioning or Restoration (1)	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Balance at January 1, 2015	7,511,235	25,572,428	6,509,786	39,593,449
Increase (decrease) in existing provisions	7,321,430	23,631,287	20,643	30,973,360
Provisions used	-	-	-	-
Increase from adjustment to time value of money (1)	-	1,881,827	-	1,881,827
Foreign currency translation	(3,301)	-	-	(3,301)
Total changes in provisions	7,318,129	25,513,114	20,643	32,851,886
Balance at December 31, 2015	14,829,364	51,085,542	6,530,429	72,445,335

(1)	See Note 31.

23.	EMPLOYEE BENEFIT OBLIGATIONS.

23.1General information:

The Group provides various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

a)	Defined benefit plans:
•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.
•

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the Group, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.
•	Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security regime.

23.2 Details, changes and presentation in financial statements:

a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2016 and 2015, are as follows:

General ledger accounts:

	12-31-2016	12-31-2015
	ThCh$	ThCh$
Post-employment obligations	59,934,127	55,023,456
Total	59,934,127	55,023,456
Total post-employment obligations, net	59,934,127	55,023,456

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the years ended December 31, 2016, 2015 and 2014:

	For the years ended December 31,
Expense Recognized in the Statement of Comprehensive Income	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	1,899,660	2,282,226	1,642,846
Interest cost for defined benefits plan	2,517,406	2,299,944	2,139,043
Past service costs	-	-	667,153
Expenses recognized in the Statement of Income	4,417,066	4,582,170	4,449,042
Gains (losses) from remeasurement of defined benefit plans	6,618,514	5,645,532	12,692,856
Total expense recognized in the Statement of Comprehensive Income	11,035,580	10,227,702	17,141,898

c)	The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 201, 2015 and 2014, are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance at January 1, 2014	41,495,612
Current service cost	1,642,846
Net Interest cost	2,139,043
Actuarial (gains) losses from changes in financial assumptions	6,190,052
Actuarial (gains) losses from changes in experience adjustments	6,502,804
Benefits paid	(5,007,250)
Foreign currency translation	(273,590)
Past service cost	667,153
Defined benefit plan obligations from business combinations	1,297,048
Transfers of employees	(102,423)
Other	(613,453)
Balance at December 31, 2014	53,937,842
Current service cost	2,282,226
Net Interest cost	2,299,944
Actuarial (gains) losses from changes in financial assumptions	2,549,816
Actuarial (gains) losses from changes in experience adjustments	3,095,716
Foreign currency translation	(697)
Benefits paid	(9,008,811)
Other	(132,580)
Balance at December 31, 2015	55,023,456
Current service cost	1,899,660
Net Interest cost	2,517,406
Actuarial (gains) losses from changes in financial assumptions	1,073,475
Actuarial (gains) losses from changes in experience adjustments	5,545,039
Benefits paid	(7,771,781)
Transfers of employees	1,337,621
Other	309,251
Balance at December 31, 2016	59,934,127

The Group companies make no contributions to fund for financing the payment of these benefits.

Other disclosures:

•	Actuarial assumptions:

As of December 31, 2016 and 2015, the following assumptions were used in the actuarial calculation of defined benefits:

	12-31-2016	12-31-2015	12-31-2014
Discount rates used	4.70%	5.00%	4.60%
Expected rate of salary increases	4.00%	4.00%	4.00%
Turnover rate	4.72%	4.89%	5,22%
Mortality tables	CB-H-2014 / RV-M-2014	RV-2009	RV-2009

•	Sensitivity

As of December 31, 2016 and 2015, the sensitivity value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$4,665,915 and ThCh$4,077,537, respectively, if the rate rises, and an increase of ThCh$5,241,395 and ThCh$4,727,816, respectively, if the rate falls.

•	Future disbursements

The estimates available indicate that ThCh$5,898,062 will be disbursed for defined benefit plans in the next year.

•	Term of commitments

The Group’s obligations have a weighted average length of 9.36 years, and the flow for benefits for the next five years and more is expected to be as follows:

Years	ThCh$
1	5,898,062
2	4,526,285
3	5,091,426
4	4,277,891
5	5,204,425
Over 5	24,683,618

24.	EQUITY.

24.1 Equity attributable to the shareholders of Enel Chile

The issued capital of the Company for the year ended December 31, 2016 is Ch$2,229,108,974,538 divided into 49,092,772,762 shares. The Company was initially incorporated on January 22, 2016 under the name of Enersis Chile S.A. and its shares began to be traded on the Santiago Stock Exchange, the Electronic Stock Exchange, the Valparaíso Stock Exchange, and the New York Stock Exchange, on April 21, 2016.

As stated in Note 2.1 “Basis of preparation” for the periods prior to the Separation, the Company does not represent a group for consolidated financial statements reporting purposes in accordance with IFRS 10 Consolidated Financial Statements and was presented on the basis of the aggregation of the net assets of the legal entities of the Enersis group located in Chile.

The issued capital and retained earnings (including net income) of Enersis S.A. for the periods prior to the Separation were divided for the purpose of the presentation of the combined financial statements based on the net assets book value ratio assigned to the Company.

24.2 Dividends

The following table sets forth the dividends distributed in 2016:

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
1	Final	05-24-2016	2.09338	2015
2	Interim	01-27-2017	0.75884	2016

24.3 Foreign currency translation reserves

The following table sets forth foreign currency translation adjustments attributable to the shareholders of the Company for the years ended December 31, 2016, 2015 and 2014:

	For the years ended December 31,
Reserves for Accumulated Currency Translation Differences	2016	2015	2014
	ThCh$	ThCh$	ThCh$
GasAtacama Chile S.A. (1)	8,484,094	9,582,184	11,500,876
Electrogas (2)	-	1,875,303	780,876
GNL Chile S.A.	738,839	328,447	119,434
GNL Quintero S.A. (3)	-	637,758	(957,220)
TOTAL	9,222,933	12,423,692	11,443,966

(1)	From 1 January 2015, there was a change in the functional currency for this entity from the US dollar to the Chilean peso
(2)	See Note 5.
(3)	See Note 12.b)

24.4 Restrictions on consolidated subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Company. The Group’s restricted net assets as of December 31, 2016 and 2015 from its subsidiary Enel Generación Chile S.A. totaled ThCh$458,309,294 and ThCh$513,400,473, respectively.

24.5 Other reserves

Other reserves within Equity attributable to Enel Chile for the years ended December 31, 2016, 2015 and 2014 are as follows:

Other reserves	Balance at January 1, 2016	2016 Changes	Balance at December 31, 2016
	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	12,423,692	(3,200,759)	9,222,933
Cash flow hedges (b)	(121,503,052)	45,284,582	(76,218,470)
Available-for-sale financial assets	14,835	(4,880)	9,955
Other comprehensive income from non-current assets held for sale (d)	-	1,632,724	1,632,724
Other miscellaneous reserves (c)	(849,525,427)	(120,214,693)	(969,740,120)
TOTAL	(958,589,952)	(76,503,026)	(1,035,092,978)

Other reserves	Balance at January 1, 2015	2015 Changes	Balance at December 31, 2015
	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	11,443,966	979,726	12,423,692
Cash flow hedges (b)	(66,850,863)	(54,652,189)	(121,503,052)
Available-for-sale financial assets	14,046	789	14,835
Other miscellaneous reserves (c)	(873,486,367)	23,960,940	(849,525,427)
TOTAL	(928,879,218)	(29,710,734)	(958,589,952)

Other reserves	Balance at January 1, 2014	2014 Changes	Balance at December 31, 2014
	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	3,628,184	7,815,782	11,443,966
Cash flow hedges (b)	(6,258,379)	(60,592,484)	(66,850,863)
Available-for-sale financial assets	11,811	2,235	14,046
Other miscellaneous reserves (c)	(877,246,493)	3,760,126	(873,486,367)
TOTAL	(879,864,877)	(49,014,341)	(928,879,218)

a)

Exchange differences on translation: These reserves arise primarily from exchange differences relating to: (i) Translation of the financial statements of our subsidiaries from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.7.3); and (ii) Translation of goodwill arising from the acquisition of Chilean operations with a functional currency other than the Chilean peso.

b)	Cash flow hedging reserves: These reserves represent the cumulative effective portion of gains and losses recognized in cash flow hedges (see Note 3.g.5 and 3.h).

c)	Other miscellaneous reserves

The main items and their effects are the following:

	For the years ended December 31, 2016
Other Miscellaneous Reserves	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Reserve for corporate reorganization ("Spin-Off") (i)	(532,330,290)	(421,335,641)	(445,523,972)
Reserve for transition to IFRS (ii)	(457,221,836)	(457,221,836)	(457,221,836)
Reserve for subsidiaries transactions (iii)	12,502,494	12,502,494	12,541,669
Other Miscellaneous Reserves (iv)	7,309,512	16,529,556	16,717,772
TOTAL	(969,740,120)	(849,525,427)	(873,486,367)
(i)

Reserve for corporate reorganization (“Spin-Off”): Corresponds to the effects from the corporate reorganization of the Company, as described in Note 1, and the separation of the foreign business in Enel Américas. This reserve includes the effect of the taxes that Enel Generación Chile (formerly named Endesa Chile) and Enel Distribución Chile (formerly named Chilectra Chile) paid in Peru for transferring their investments to Endesa Américas and Chilectra Américas. The tax payments made by Enel Generación Chile, in March 2016, and Enel Distribución Chile, in April 2016, were S/. 577 million (ThCh$100,978,571) and S/. 74 million (ThCh$15,193,186), respectively. These taxes, according to Peruvian tax laws, are applied to capital gains generated by the difference between the value of disposal and the cost of acquisition of these investments.

(ii)

Reserve for transition to IFRS: In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to  IFRS, January 1, 2004, to December 31, 2008.

(iii)	Reserve for subsidiaries transactions: Corresponds to the effect of acquisition of equity interests in subsidiaries that were accounted for as transactions between entities under common control.
(iv)	Other miscellaneous reserves from transactions made in prior years.

24.6 Non-controlling Interests

The detail of non-controlling interests for the years ended December 31, 2016, 2015 and 2014, is as follows:

		Non-controlling Interests
		Equity			Profit (Loss)
Companies	12-31-2016	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Enel Distribución Chile S.A.	0.91%	6,441,611	5,751,343	6,096,609	1,210,871	1,294,111	1,134,243
Enel Generación Chile S.A.	40.02%	680,725,188	590,091,089	590,523,470	173,299,349	84,976,889	22,360,050
Empresa Eléctrica Pehuenche S.A.	7.35%	10,008,502	10,900,863	12,597,077	6,512,893	8,674,207	9,526,574
Sociedad Agrícola de Cameros Ltda.	42.50%	2,636,470	2,675,177	2,483,339	(38,707)	191,838	(49,305)
Constructora y Proyectos Los Maitenes S.A.	0.00%	-	-	-	-	-	3,948,804
Other		(209,417)	(199,191)	163,862	126,845	(7,291)	180,012
TOTAL		699,602,354	609,219,281	611,864,357	181,111,251	95,129,754	37,100,378

25.	REVENUE AND OTHER OPERATING INCOME.

The detail of revenues for the years ended December 31, 2016, 2015 and 2014, is as follows:

	For the years ended December 31,
Revenues	2016	2015	2014
	ThCh$	ThCh$	ThCh$

Energy sales	2,312,643,619	2,247,363,757	1,886,300,883

Generation	1,141,725,803	1,134,450,921	888,464,799
Regulated customers	805,079,958	726,264,558	498,286,123
Non-regulated customers	234,641,908	264,113,111	274,937,535
Spot market sales	102,003,937	140,339,722	98,642,810
Other customers	-	3,733,530	16,598,331
Distribution	1,170,917,816	1,112,912,836	997,836,084
Residential	431,610,828	407,435,626	335,917,449
Business	379,037,776	350,157,120	281,978,818
Industrial	229,878,875	230,416,697	196,219,296
Other consumers (1)	130,390,337	124,903,393	183,720,521

Other sales	73,607,457	32,057,524	26,677,747
Natural gas sales	64,443,715	12,582,771	4,721,304
Sales of products and services	9,163,742	19,474,753	21,956,443

Revenue from other services	129,592,804	104,871,908	101,885,268
Tolls and transmission	51,014,073	37,958,975	32,836,510
Metering equipment leases	4,555,779	4,415,191	4,188,416
Public lighting	12,660,894	10,859,012	9,558,413
Engineering and consulting services	14,304,336	1,817,284	290,889
Other services (2)	47,057,722	49,821,446	55,011,040

Total Revenues	2,515,843,880	2,384,293,189	2,014,863,898

Other Operating Income	ThCh$	ThCh$	ThCh$
Mutual support	-	14,563	1,136,352
Leases	-	-	680,168
Commodity derivatives	10,794,682	1,820,371	2,549,925
Other income (3)	14,928,257	12,901,017	29,834,942
Total other income	25,722,939	14,735,951	34,201,387

Total Revenues and Other Operating Income	2,541,566,819	2,399,029,140	2,049,065,285
(1)

For the year ended December 31, 2016, it includes revenues from energy sales to municipalities of ThCh$37,338,741; government entities of ThCh$18,333,375 and agricultural sector entities of ThCh$5,377,993. For the year ended December 31, 2015, it includes revenues from energy sales to municipalities of ThCh$39,405,365; government entities of ThCh$18,631,045; agricultural sector entities of ThCh$5,356,396; and other of ThCh$61,510,586. For the year ended December 31, 2014, it includes revenues from energy sales to municipalities of ThCh$68,818,164; government entities of ThCh$33,329,550; hospitals and other related public health entities of ThCh$22,821,228; distribution companies of ThCh$43,305,906; agricultural sector entities of ThCh$8,079,571; and other of ThCh$7,366,103.

(2)

For the year ended December 31, 2016, it includes services for construction of junctions of ThCh$14,359,194; works in specific facilities and networks of ThCh$21,397,176; and other services of ThCh$11,301,352. For the year ended December 31, 2015, it includes services for construction of junctions of ThCh$16,289,581; works in specific facilities and networks of ThCh$16,736,234; and other services of ThCh$11,741,987. For the year ended December 31, 2014, it includes services for construction of junctions of ThCh$14,189,316; tolls from concessions of ThCh$10,531,493; works in specific facilities and networks of ThCh$20,399,104; and other services of ThCh$9,891,127.

(3)

For the year ended December 31, 2016, it includes revenues from energy losses recoveries of ThCh$1,344,529; revenues from outdated collection of invoices of ThCh$1,540,348; and revenues from other services of ThCh$12,043,380. For the year ended December 31, 2015, it mainly related to revenues from water sales of ThCh$823,821; and revenues from other services for ThCh$4,877,987. For the year ended December 31, 2014, it includes indemnifications received from third-parties for breach of contracts of ThCh$23,721,999.

26.	RAW MATERIALS AND CONSUMABLES USED.

The detail of raw materials and consumables used for the years ended December 31, 2016, 2015 and 2014, is as follows:

	For the years ended December 31,
Raw materials and consumables used	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Energy purchases	(891,746,884)	(860,203,181)	(788,420,653)
Fuel consumption	(295,148,838)	(327,502,996)	(305,480,260)
Transportation costs	(195,123,118)	(182,453,155)	(151,948,779)
Other raw materials and consumables	(115,400,740)	(111,826,227)	(63,552,591)
Total	(1,497,419,580)	(1,481,985,559)	(1,309,402,283)
27.	EMPLOYEE BENEFITS EXPENSE.

Employee expenses for the years ended December 31, 2016, 2015 and 2014, are as follows:

	For the years ended December 31,
Employee Benefits Expense	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Wages and salaries	(100,938,761)	(115,982,152)	(113,865,986)
Post-employment benefit obligations expense	(1,899,660)	(2,282,226)	(2,309,999)
Social security and other contributions	(21,260,007)	(18,290,343)	(10,165,378)
Total	(124,098,428)	(136,554,721)	(126,341,363)
28.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses for the years ended December 31, 2016, 2015 and 2014, are as follows:

	For the years ended December 31,
	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Depreciation	(155,826,620)	(148,421,514)	(122,483,044)
Amortization	(5,833,990)	(4,780,148)	(5,954,110)
Subtotal	(161,660,610)	(153,201,662)	(128,437,154)
Reversal (losses) from impairment (*)	(35,926,710)	3,054,903	(13,185,420)
Total	(197,587,320)	(150,146,759)	(141,622,574)

	For the years ended December 31,
(*) Impairment Losses	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Impairment losses of financial assets (See Note 8.c)	(5,141,179)	(7,110,308)	(655,600)
Impairment losses of property, plant and equipment (See Note 15)	(30,785,531)	10,165,211	(12,529,820)
Total	(35,926,710)	3,054,903	(13,185,420)

29.	OTHER EXPENSES.

Other miscellaneous operating expenses for the years ended December 31, 2016, 2015 and 2014, are as follows:

	For the years ended December 31,
Other Expenses	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Other supplies and services	(23,962,717)	(16,365,050)	(15,630,380)
Professional, outsourced and other services	(55,571,694)	(43,006,875)	(44,418,344)
Repairs and maintenance	(11,030,522)	(14,034,924)	(11,867,380)
Indemnities and fines	(3,046,557)	(1,754,069)	(781,069)
Taxes and charges	(4,972,995)	(7,406,215)	(6,239,456)
Insurance premiums	(17,148,278)	(15,942,047)	(12,212,488)
Leases and rental costs	(3,250,503)	(10,098,166)	(6,734,776)
Projects written-off (1)	(36,480,223)	-	-
Marketing, public relations and advertising	(3,736,414)	(3,166,181)	(3,765,455)
Other supplies	(6,132,681)	(6,168,091)	(1,781,536)
Travel expenses	(3,190,662)	(4,103,471)	(4,153,233)
Environmental expenses	(2,245,891)	(3,812,308)	(2,870,098)
Total	(170,769,137)	(125,857,397)	(110,454,215)
(1)	See Note 15.e).x).
30.	OTHER GAINS (LOSSES).

Other gains (losses) for the years ended December 31, 2016, 2015 and 2014, are as follows:

	For the years ended December 31,
Other Gains (Losses)	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Gain on sale of building (Alonso de Cordova)	-	14,610,544	-
Gain on sale of Tunel El Melón (1)	-	4,207,167	-
Gain on sale of GNL Quintero S.A. (3)	121,325,018	-	-
Gain on sale of investment properties (2)	-	1,463,163	7,556,574
Gain on remeasuring pre-existing interest held in Inversiones GasAtacama Holding Ltda. (4)	-	-	21,546,320
Reclassification of translation difference reserve on the pre-existing interest held in Inversiones GasAtacama Holding Ltda. (4)	-	-	21,006,456
Gain on sale of equity interest in Maitenes and Aguas Santiago Poniente (1)	-	-	21,077,900
Other	165,044	(225,129)	(293,987)
Total	121,490,062	20,055,745	70,893,263
(1)	See Note 2.4.1
(2)	See Note 16
(3)	See Note 12.b).
(4)	On April 22, 2014, Enel Generación Chile acquired the remaining 50% ownership interest in Inversiones GasAtacama Holding Ltda. Consequently, the Group obtained 100% control over that company.

31.	FINANCIAL RESULTS.

Financial income and costs for the years ended December 31, 2016, 2015 and 2014, are as follows:

	For the years ended December 31,
Financial Income	2016	2015	2014
	ThCh$	ThCh$	ThCh$

Income from deposits and other financial instruments	5,733,428	2,566,017	2,813,132
Other financial income	17,372,473	12,704,152	11,949,383
Total Financial Income	23,105,901	15,270,169	14,762,515

	For the years ended December 31,
Financial Costs	2016	2015	2014
	ThCh$	ThCh$	ThCh$

Financial Costs	(58,199,382)	(66,700,698)	(75,626,488)
Bank loans	(2,034,277)	(131,502)	(619,079)
Secured and unsecured obligations	(44,268,489)	(51,697,708)	(48,046,358)
Financial leasing	(780,953)	(1,039,013)	(989,288)
Valuation of financial derivatives	(824,922)	(1,725,211)	(2,634,032)
Financial provisions	(2,551,211)	(1,881,826)	(1,049,996)
Post-employment benefit obligations	(2,517,406)	(2,299,944)	(2,139,043)
Capitalized borrowing costs	3,001,211	2,221,329	1,817,283
Other financial costs	(8,223,335)	(10,146,823)	(21,965,976)
Loss from indexed assets and liabilities (*)	1,631,840	4,839,077	15,263,623
Foreign currency exchange differences (**)	12,978,471	(51,277,332)	(21,444,198)
Total Financial Costs	(43,589,071)	(113,138,953)	(81,807,064)

Total Financial Results	(20,483,170)	(97,868,784)	(67,044,549)

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

	For the years ended December 31,
Profit (losses) from Indexed Assets and Liabilities (*)	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Other financial assets	7,237,000	10,153,342	23,240,913
Other non-financial assets	-	840,108	115,593
Trade and other receivables	1,077,086	745,270	185,459
Current tax assets and liabilities	2,349,415	6,052,524	9,415,017
Other financial liabilities (financial debt and derivative instruments)	(9,014,858)	(12,864,959)	(17,623,602)
Trade and other payables	(16,803)	(73,133)	(3,757)
Other provisions	-	(14,075)	(66,000)
Other non-financial liabilities	-	-	-
Total	1,631,840	4,839,077	15,263,623

	For the years ended December 31,
Foreign Currency Exchange Differences (**)	2016	2015	2014
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	240,451	5,021,381	385,881
Other financial assets	25,476,638	10,637,768	(23,775,272)
Other non-financial assets	-	-	23,905
Trade and other receivables	2,595,997	10,313,151	2,580,400
Current tax assets and liabilities	-	-	(1,076,322)
Other financial liabilities (financial debt and derivative instruments)	(18,538,354)	(30,533,746)	(2,694,805)
Trade and other payables	3,203,739	(46,715,886)	3,841,715
Other non-financial liabilities	-	-	(729,700)
Total	12,978,471	(51,277,332)	(21,444,198)

32.	INFORMATION BY SEGMENT.

32.1 Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on businesses), and its subsidiaries are engaged in either the Generation Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12.

Generation Business: The Generation Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers in four different countries.

The Generation Business is conducted by our subsidiaries Enel Generación Chile S.A., Empresa Eléctrica Pehuenche S.A., GasAtacama Chile S.A. and Central Eólica Canela S.A.

Distribution Business: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers.

The Distribution Business is conducted by our subsidiary Enel Distribución Chile S.A. and its subsidiaries.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the Parent Company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)	the nature of the activities: Generation on one hand, and Distribution on the other;
(b)

the nature of the production processes: the Generation Business deals with the generation of electricity, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)

the type or class of customer for their products and services: the Generation Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)	the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and
(e)	the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation Business and Distribution Business

The Company’s chief operating decision maker (CODM) in conjunction with the Chile manager reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements.

The following tables present details of this information by segment:

32.2 Generation, distribution and others

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
ASSETS	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	543,372,955	522,859,190	245,122,733	282,843,282	78,031,249	43,289,363	866,526,937	848,991,835
Cash and cash equivalents	114,486,479	37,425,233	23,378,615	18,429,619	108,134,098	88,406,993	245,999,192	144,261,845
Other current financial assets	487,106	1,011,555	47,517	15,259,790	49,621	41,849	584,244	16,313,194
Other current non-financial assets	4,409,288	462,748	11,091,061	3,392,969	331,137	129,226	15,831,486	3,984,943
Trade and other current receivables	260,440,086	363,475,276	180,290,279	227,262,809	4,341,491	5,626,382	445,071,856	596,364,467
Current accounts receivable from related companies	82,727,781	68,871,507	8,895,440	9,992,096	(38,764,837)	(53,719,044)	52,858,384	25,144,559
Inventories	33,390,799	36,755,409	1,878,072	3,076,250	2,270,725	2,784,956	37,539,596	42,616,615
Current tax assets	34,438,408	14,857,462	19,541,749	5,429,749	1,669,014	19,001	55,649,171	20,306,212
Non-current assets classified as held for sale	12,993,008	-	-	-	-	-	12,993,008	-

NON-CURRENT ASSETS	2,856,309,537	2,866,208,896	829,203,115	766,740,396	846,671,423	843,527,743	4,532,184,075	4,476,477,035
Other non-current financial assets	28,802,569	21,718,720	24,973	31,732	-	-	28,827,542	21,750,452
Other non-current non-financial assets	12,318,444	3,387,709	1,019,050	997,470	(1,342)	384,706	13,336,152	4,769,885
Trade and other non-current receivables	6,788,437	35,901	24,978,209	14,214,946	1,733,459	141,376	33,500,105	14,392,223
Investments accounted for using the equity method	18,738,198	45,716,373	60,325	58,695	(60,325)	(58,697)	18,738,198	45,716,371
Intangible assets other than goodwill	19,266,874	20,905,426	25,430,420	22,935,431	(226,544)	(961,531)	44,470,750	42,879,326
Goodwill	24,860,356	24,860,356	2,240,478	2,240,478	860,156,821	860,156,821	887,257,655	887,257,655
Property, plant and equipment	2,726,838,536	2,729,717,093	774,999,730	725,957,956	(25,709,632)	(26,507,252)	3,476,128,634	3,429,167,797
Investment property	-	-	-	-	8,128,522	8,150,987	8,128,522	8,150,987
Deferred tax assets	18,696,123	19,867,318	449,930	303,688	2,650,464	2,221,333	21,796,517	22,392,339

TOTAL ASSETS	3,399,682,492	3,389,068,086	1,074,325,848	1,049,583,678	924,702,672	886,817,106	5,398,711,012	5,325,468,870

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
LIABILITIES AND EQUITY	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	555,777,465	676,091,596	259,684,837	362,300,842	(58,215,655)	(184,830,184)	757,246,647	853,562,254
Other current financial liabilities	25,696,064	27,921,565	102	95	-	65	25,696,166	27,921,725
Trade and other current payables	341,088,664	360,459,608	151,549,875	149,694,893	68,866,744	44,761,470	561,505,283	554,915,971
Current accounts payable to related companies	121,018,039	257,584,742	96,520,909	206,456,139	(127,110,019)	(230,885,965)	90,428,929	233,154,916
Other current provisions	6,493,428	15,617,614	104	36,140	-	675,441	6,493,532	16,329,195
Current tax liabilities	61,457,940	14,484,736	113,855	16,248	27,620	618,805	61,599,415	15,119,789
Other current non-financial liabilities	23,330	23,331	11,499,992	6,097,327	-	-	11,523,322	6,120,658

NON-CURRENT LIABILITIES	1,114,144,775	1,207,004,762	106,283,505	54,831,046	(41,957,557)	8,170,025	1,178,470,723	1,270,005,833
Other non-current financial liabilities	854,016,751	917,197,790	-	-	-	-	854,016,751	917,197,790
Trade and other non-current payables	1,453,022	5,975,687	30,091	54,166	-	4,363	1,483,113	6,034,216
Non-current accounts payable to related companies	251,527	97,187	50,000,180	-	(50,000,180)	(1)	251,527	97,186
Other long-term provisions	57,325,914	50,702,975	5,780,994	5,413,165	-	-	63,106,908	56,116,140
Deferred tax liabilities	185,277,004	217,759,706	20,502,853	21,992,030	(6,415,063)	(4,650,380)	199,364,794	235,101,356
Non-current provisions for employee benefits	15,820,557	15,271,417	29,655,884	26,935,996	14,457,686	12,816,043	59,934,127	55,023,456
Other non-current non-financial liabilities	-	-	313,503	435,689	-	-	313,503	435,689

EQUITY	1,729,760,252	1,505,971,728	708,357,506	632,451,790	1,024,875,884	1,063,477,265	3,462,993,642	3,201,900,783
Equity attributable to Enel Chile	1,729,760,252	1,505,971,728	708,357,506	632,451,790	1,024,875,884	1,063,477,265	2,763,391,288	2,592,681,502
Issued capital	552,777,321	638,288,813	230,137,980	230,492,200	1,446,193,674	1,360,327,962	2,229,108,975	2,229,108,975
Retained earnings	1,199,429,221	943,344,263	794,856,204	696,334,837	(424,910,134)	(317,516,621)	1,569,375,291	1,322,162,479
Other reserves	(22,446,290)	(75,661,348)	(316,636,678)	(294,375,247)	3,592,344	20,665,924	(1,035,092,978)	(958,589,952)
Non-controlling interests	-	-	-	-	-	-	699,602,354	609,219,281

Total Liabilities and Equity	3,399,682,492	3,389,068,086	1,074,325,848	1,049,583,678	924,702,672	886,817,106	5,398,711,012	5,325,468,870

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services.

Line of Business	Generation			Distribution			Holdings, eliminations and others			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

REVENUES AND OTHER OPERATING INCOME	1,659,727,329	1,543,812,461	1,220,566,158	1,315,760,852	1,257,732,165	1,127,892,544	(433,921,362)	(402,515,486)	(299,393,417)	2,541,566,819	2,399,029,140	2,049,065,285
Revenues	1,639,959,816	1,539,991,519	1,199,341,011	1,310,175,226	1,247,900,614	1,116,092,610	(434,291,162)	(403,598,944)	(300,569,723)	2,515,843,880	2,384,293,189	2,014,863,898
Energy sales	1,516,688,442	1,474,818,366	1,155,805,379	1,172,700,558	1,112,912,836	997,836,084	(376,745,382)	(340,367,445)	(267,340,580)	2,312,643,618	2,247,363,757	1,886,300,883
Other sales	64,638,599	24,293,133	11,062,697	8,968,859	7,769,616	7,396,980	-	(5,225)	8,218,070	73,607,458	32,057,524	26,677,747
Other services rendered	58,632,775	40,880,020	32,472,935	128,505,809	127,218,162	110,859,546	(57,545,780)	(63,226,274)	(41,447,213)	129,592,804	104,871,908	101,885,268
Other operating income	19,767,513	3,820,942	21,225,147	5,585,626	9,831,551	11,799,934	369,800	1,083,458	1,176,306	25,722,939	14,735,951	34,201,387
RAW MATERIALS AND CONSUMABLES USED	(895,060,114)	(880,891,222)	(750,212,920)	(1,042,329,385)	(983,732,902)	(855,757,752)	439,969,919	382,638,565	296,568,389	(1,497,419,580)	(1,481,985,559)	(1,309,402,283)
Energy purchases	(335,731,822)	(320,731,795)	(288,442,686)	(936,965,119)	(881,589,779)	(766,324,946)	380,950,057	342,118,393	266,346,979	(891,746,884)	(860,203,181)	(788,420,653)
Fuel consumption	(295,148,838)	(327,502,995)	(305,475,422)	-	-	-	-	-	(4,838)	(295,148,838)	(327,502,995)	(305,480,260)
Transportation expenses	(192,502,995)	(179,691,471)	(142,831,143)	(60,454,433)	(60,901,746)	(56,360,475)	57,834,310	58,140,062	47,242,839	(195,123,118)	(182,453,155)	(151,948,779)
Other miscellaneous supplies and services	(71,676,459)	(52,964,961)	(13,463,669)	(44,909,833)	(41,241,377)	(33,072,331)	1,185,552	(17,619,890)	(17,016,591)	(115,400,740)	(111,826,228)	(63,552,591)
CONTRIBUTION MARGIN	764,667,215	662,921,239	470,353,238	273,431,467	273,999,263	272,134,792	6,048,557	(19,876,921)	(2,825,028)	1,044,147,239	917,043,581	739,663,002
Other work performed by the entity and capitalized	9,758,304	15,250,811	16,466,172	6,338,547	5,753,242	5,039,396	1	-	-	16,096,852	21,004,053	21,505,568
Employee benefits expense	(60,350,072)	(70,969,357)	(64,466,875)	(35,557,457)	(32,454,962)	(31,386,273)	(28,190,899)	(33,130,402)	(30,488,215)	(124,098,428)	(136,554,721)	(126,341,363)
Other expenses	(119,303,215)	(90,327,960)	(65,464,992)	(52,077,948)	(62,182,651)	(63,527,130)	612,026	26,653,214	18,537,907	(170,769,137)	(125,857,397)	(110,454,215)
GROSS OPERATING INCOME	594,772,232	516,874,733	356,887,543	192,134,609	185,114,892	182,260,785	(21,530,315)	(26,354,109)	(14,775,336)	765,376,526	675,635,516	524,372,992
Depreciation and amortization expense	(132,600,381)	(124,835,559)	(98,700,534)	(30,399,304)	(29,082,449)	(27,377,925)	1,339,075	716,346	(2,358,695)	(161,660,610)	(153,201,662)	(128,437,154)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(30,785,531)	9,793,653	(12,461,456)	(5,141,179)	(6,738,750)	(776,091)	-	-	52,127	(35,926,710)	3,054,903	(13,185,420)
OPERATING INCOME	431,386,320	401,832,827	245,725,553	156,594,126	149,293,693	154,106,769	(20,191,240)	(25,637,763)	(17,081,904)	567,789,206	525,488,757	382,750,418
FINANCIAL RESULT	(35,678,632)	(114,252,182)	(77,428,301)	8,579,316	12,294,531	8,282,495	6,616,146	4,088,867	2,101,257	(20,483,170)	(97,868,784)	(67,044,549)
Financial income	6,150,751	234,822	1,576,923	14,289,185	13,308,032	11,638,248	2,665,965	1,727,315	1,547,344	23,105,901	15,270,169	14,762,515
Cash and cash equivalents	2,150,797	152,518	1,282,705	1,680,365	634,961	91,399	-	1,778,538	1,439,028	3,831,162	2,566,017	2,813,132
Other financial income	3,999,954	82,304	294,218	12,608,820	12,673,071	11,546,849	2,665,965	(51,223)	108,316	19,274,739	12,704,152	11,949,383
Financial costs	(55,701,778)	(64,206,719)	(72,106,182)	(6,488,659)	(1,801,829)	(4,109,576)	3,991,055	(692,150)	589,269	(58,199,382)	(66,700,698)	(75,626,489)
Bank borrowings	(2,033,835)	(129,350)	(612,003)	(476)	(1,659)	(5,291)	-	(494)	(1,785)	(2,034,311)	(131,503)	(619,079)
Secured and unsecured obligations	(44,268,489)	(51,697,708)	(48,046,358)	-	-	-	-	-	-	(44,268,489)	(51,697,708)	(48,046,358)
Other	(9,399,454)	(12,379,661)	(23,447,821)	(6,488,183)	(1,800,170)	(4,104,285)	3,991,055	(691,656)	591,054	(11,896,582)	(14,871,487)	(26,961,052)
Profit (loss) from indexed assets and liabilities	606,075	3,600,187	14,341,214	974,891	973,087	632,973	50,874	265,803	289,436	1,631,840	4,839,077	15,263,623
Foreign currency exchange differences	13,266,320	(53,880,472)	(21,240,256)	(196,101)	(184,759)	120,850	(91,748)	2,787,899	(324,792)	12,978,471	(51,277,332)	(21,444,198)
Positive	48,546,664	26,738,738	17,473,317	609,359	(235,571)	194,226	65,643	3,930,935	1,966,549	49,221,666	30,434,102	19,634,092
Negative	(35,280,344)	(80,619,210)	(38,713,573)	(805,460)	50,812	(73,376)	(157,391)	(1,143,036)	(2,291,341)	(36,243,195)	(81,711,434)	(41,078,290)
Share of profit of associates accounted for using the equity method	7,878,201	8,905,045	(54,413,310)	1,818	5,248	-	(1,819)	(5,248)	-	7,878,200	8,905,045	(54,413,310)
Other gains (losses)	121,490,974	4,015,401	42,651,567	(831)	14,660,351	(392,778)	(81)	1,379,993	28,634,474	121,490,062	20,055,745	70,893,263
Gain (loss) from other investments	121,457,430	4,309,205	42,651,567	(831)	-	-	(81)	(346)	21,077,899	121,456,518	4,308,859	63,729,466
Gain (loss) from the sale of property, plant and equipment	33,544	(293,804)	-	-	14,660,351	(392,778)	-	1,380,339	7,556,575	33,544	15,746,886	7,163,797
Income before tax	525,076,863	300,501,091	156,535,509	165,174,429	176,253,823	161,996,486	(13,576,994)	(20,174,151)	13,653,827	676,674,298	456,580,763	332,185,822
Income tax	(83,216,935)	(76,655,819)	(34,098,106)	(32,589,362)	(36,956,051)	(28,575,963)	4,403,115	3,999,271	(3,343,248)	(111,403,182)	(109,612,599)	(132,687,133)
Net income from continuing operations	441,859,928	223,845,272	122,437,403	132,585,067	139,297,772	133,420,523	(9,173,879)	(16,174,880)	10,310,579	565,271,116	346,968,164	199,559,417
Net income from discontinued operations	-	-	-	-	-		-	-	-	-	-	-
NET INCOME	441,859,928	223,845,272	122,437,403	132,585,067	139,297,772	133,420,523	(9,173,879)	(16,174,880)	10,310,579	565,271,116	346,968,164	199,559,417
Net income attributable to:	441,859,928	223,845,272	122,437,403	132,585,067	139,297,772	133,420,523	(9,173,879)	(16,174,880)	10,310,579	565,271,116	346,968,164	199,559,417
Shareholders of Enel Chile	-	-	-	-	-	-	-	-	-	384,159,865	251,838,410	162,459,039
Non-controlling interests	-	-	-	-	-	-	-	-	-	181,111,251	95,129,754	37,100,378

Line of Business	Generation			Distribution			Holdings, eliminations and others			Total
	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014
STATEMENT OF CASH FLOWS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities	490,177,558	428,211,622	239,770,586	148,354,968	194,756,025	37,181,550	(23,847,670)	(46,436,120)	(12,005,255)	614,684,856	576,531,527	264,946,881
Cash flows from (used in) investing activities	(34,631,759)	(255,251,615)	(190,799,690)	(55,007,620)	(82,947,418)	(52,663,122)	26,150,787	41,457,691	54,724,341	(63,488,592)	(296,741,342)	(188,738,471)
Cash flows from (used in) financing activities	(374,835,378)	(175,094,207)	(49,531,606)	(88,519,047)	(98,304,569)	8,796,278	17,487,453	(43,674)	(118,409,153)	(445,866,972)	(273,442,450)	(159,144,481)

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services.

33.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS.

33.1 Direct guarantees.

As of December 31, 2016, there are no direct guarantees.

As of December 31, 2015, the direct guarantees, were as follows:

Creditor Of Guarantee	Debtor		Type of Guarantee	Assets Committed			Outstanding balance as of
	Company	Relationship		Type	Currency	Carrying Amount	Currency	12-31-2015
Deutsche Bank / Santander Benelux	Enel Chile S.A.	Creditor	Deposit account	Deposit account	ThCh$	11,930,477	ThCh$	40,354,434

For the years ended December 31, 2016 and 2015, the Group had future energy purchase commitments amounting to ThCh$18,694,023,941, and ThCh$10,546,696,825, respectively.

33.2 Indirect guarantees

Type	Contract	Maturity	Creditor of Guarantee	Debtor		Type of Guarantee	Outstanding balance as of
				Company	Relationship		Currency	12-31-2016	12-31-2015

Secured	Bonds Serie B	October 2028	Bondholders of Enel Américas' Bonds	Enel Américas S.A.	Entities demerged from original debtor Enersis S.A. (codebtor Enel Chile S.A.) (1)	Codebtor	ThCh$	22,393,639	-
						Total		22,393,639	-
(1)

As a result of the Enersis’ Spin-Off and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Américas S.A.

33.3 Lawsuits and Arbitration Proceedings.

As of the date of these consolidated financial statements, the most relevant litigation involving the Company and its subsidiaries are as follows:

1. In 2005, three lawsuits were filed against Enel Generación Chile S.A., the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Enel Generación Chile S.A. to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Enel Generación Chile S.A.’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Enel Generación Chile S.A. that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Enel Generación Chile S.A. filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending.

2. On May 12, 2014, Compañía Eléctrica Tarapacá S.A., (hereinafter “Celta”), a subsidiary that was merged into GasAtacama Chile S.A. on November 1, 2016 formally filed an arbitration claim against Compañía Minera Doña Inés de Collahuasi, requesting that the Arbitration Court of Law declare that through the contracts entered into in 1995 and 2001, the parties have established a long-term contractual relation, characterized by the economic balance that there must be in their reciprocal services supplied and that, due to the above, greater costs corresponding to the investment that must be made to comply with the emission standard contained in DS (Supreme Decree) (MMA) No. 13 of 2011 must be shared by the parties. Based on this, the defendant should start paying up to the maturity is the aggregate of the contract, a fixed monthly charge that through March 31, 2020 would amounts to US$ 72,275,000 (approximately ThCh$ 48,385,944), for the proportional part of the investments that the defendant must pay due to the Supreme Decree mentioned above.

The claim was notified on July 3, 2014. On August 8, 2014, Collahuasi contested Celta’s claim and filed a counterclaim against Celta requesting that the Court declare that Celta has violated the prohibition to call on as precedent what was agreed to in the modifications of the 2009 supply contracts, reserving the right to discuss and prove the amount of damages. On August 26, 2014, Celta filed its response to the main claim and contested the counterclaim. On September 11, 2014 Collahuasi filed its rejoinder to the main claim and its response to the counterclaim. On October 1, 2014, Celta filed its response to the counterclaim. Additionally, the Arbitration Judge formulated a questionnaire with questions separately to each one of the parties and also with common questions for both.

Once the parties responded to the questions, the arbitrator gave the parties a deadline of January 16, 2015 to contest or observe the answers provided and the documents attached specifying the contrary. The arbitrator gave the parties for their study a base for an agreement, which was analyzed and accepted by the parties in November 2016, resulting in final disposition of the lawsuit.

3. In August 2013, the Chilean Superintendence of the Environment (“SMA” in its Spanish acronym) filed charges against Enel Generación Chile alleging several violations of Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and explanatory resolutions that environmentally certified the Bocamina Thermal Power Plant Extension Project. These alleged violations are related to the cooling system discharge channel, an inoperative Bocamina I desulphurizer, non-compliance with information delivery obligations, surpassing CO limits, failures in the acoustic perimeter fence of Bocamina I, excessive noise levels and having no technological barriers that prevent the massive entry of biomass in the intake of the central power plant. Enel Generación Chile submitted a compliance program that was not approved. On November 27, 2013, SMA added two additional violations to its charges. Enel Generación Chile presented its defense in December 2013, partially recognizing some of these violations (which could reduce the fine by 25% in case of recognition) and contesting the remainder. On August 11, 2014, the SMA passed Resolution No. 421 that fined Enel Generación Chile UTA 8,640.4 for environmental non-compliances that are the subject matter of the sanction proceeding. Enel Generación Chile filed an illegality claim against the SMA before the Third Environmental Court of Valdivia which on March 27, 2015 issued a ruling that partially annulled the sanctions imposed of by the SMA, instructing it to consider aggravating circumstances evidenced in connection with the calculation of the fine imposed. Enel Generación Chile filed a writ of reversal in substance before the Chilean Supreme Court, which was rejected, confirming the imposed fine except for a UTA 1,477 fine, in respect of which the decision was postponed until December 13, 2016, the date on which the decision of the Supreme Court was notified, confirming the totality of the fine. The imposed sanction confirmed in 2015 was paid in 2015. The UTA 1,477 fine was fully paid in December 2016, finalizing the lawsuit.

4. On May 23, 2016 the Superintendence of Electricity and Fuels by means of ORD No. 5,705, filed charges against GasAtacama Chile S.A., for providing allegedly erroneous information to national centralizing operating agent CDEC-SING regarding the Minimum Technical (MT) and Average Time of Operation (TMO) parameters during the period from January 1, 2011 to October 29, 2015. GasAtacama Chile S.A. submitted its denials, which were rejected through notification by the Superintendence’s Resolution No. 014606 dated August 4, 2016, setting a fine for UTM 120,000. Disagreeing with the Superintendence’s resolution applying the fine in question, GasAtacama Chile S.A. filed an appeal for reinstatement filed before the Superintendence, which was rejected by the Superintendence through Resolution No. 15908, dated November 2, 2016, confirming the totality of the fine imposed. In opposition to the aforementioned resolution, GasAtacama Chile S.A. filed an illegality claim before the Court of Appeals of Santiago, recognizing provision for 25% of the fine. To date, the claim of illegality is pending resolution by the Court of Appeals of Santiago. The contingency loss rating on this issue is likely.

The management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

33.4 Financial restrictions.

As of December 31, 2016, the Company, on a stand-alone basis, had no debt obligations and was therefore not subject to any covenants or events of default. However, a number of the Group’s subsidiaries’ loan agreements, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1.	Cross Default

Some of the financial debt contracts of Enel Generación Chile contain cross default clauses. The credit line agreement governed by Chilean law, which Enel Generación Chile signed in March 2016 for U.F. 2.8 million, stipulates that cross default is only triggered in the event of non-compliance by the borrower itself, i.e. Enel Generación Chile, with no reference made to its subsidiaries. In order to accelerate payment of the debt in this credit line due to cross default originated from other debt, the amount in default must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiration of any grace periods. Since being signed, this credit line has not been used. Enel Generación Chile’s international credit lines governed by New York State law, which were signed in July 2014 and in 2016 expiring in July 2019 and February 2020, respectively, also makes no reference to its subsidiaries, thus, cross default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross default originated from other debt, the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of December 31, 2016, these credit lines have not been drawn upon.

In relation to the bond issues of Enel Generación Chile registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the same company or of any of their subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by at least 25% of the bondholders of a certain series of Yankee bonds. The Yankee bonds of Enel Generación Chile mature in 2024, 2027, 2037 and 2097. For the specific Yankee Bond that was issued in April 2014 and maturity in 2024, the threshold for triggering cross default increased to US$50 million or its equivalent in other currencies. As of December 31, 2016, the outstanding amount of the Yankee bonds was ThCh$477,865,946 (ThCh$503,647,100 as of December 31, 2015).

The Enel Generación Chile bonds issued in Chile state that cross default can be triggered only by the default of the issuer when the amount in default exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of December 31, 2016, the outstanding amount of the local bonds was ThCh$324,440,215 (ThCh$320,518,414 as of December 31, 2015).

2.	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that a company is obliged to meet at certain periods of time (quarterly, annually, etc.), and in certain cases upon compliance with certain conditions. Most of the financial covenants of the Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary based on debt and contract type.

The Enel Generación Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

•

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial Debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities and Total Equity. As of December 31, 2016, the ratio was 0.32.

•

Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enel Generación Chile. As of December 31, 2015, the equity of Enel Generación Chile was Ch$1,700,962 million.

•

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus financial income and dividends received from investments in associates, and ii) financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the year ended December 31, 2016, this ratio was 10.92.

•

Net Asset Position with Related Companies: A net asset position with related companies of no more than US$100 million must be maintained. The Net asset position with related companies is the difference between i) the sum of current accounts receivable from related parties, non-current accounts receivable from related parties, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation, and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and ii) the sum of current accounts payable to related parties; non-current accounts payable to related parties, less transactions in the ordinary course of business at less than 180 days term; short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation. As of December 31, 2016, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$117.29 million, indicating that Enel Américas is a net debtor of Enel Generación Chile rather than a net creditor.

Series M

•

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company and Non-controlling interests. As of December 31, 2016, the debt ratio was 0.32.

•	Consolidated Equity: Same as for Series H.
•	Financial Expense Coverage Ratio: Same as for Series H.

Enel Generación Chile’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in July 2019 and February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

•

Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of Enel Generación Chile, and Non-controlling interests. As of December 31, 2016, the ratio was 0.47.

•

Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses / (reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of December 31, 2016, the Debt/EBITDA ratio was 1.38.

Yankee Bonds are not subject to financial covenants.

As of December 31, 2016, the most restrictive financial covenant for Enel Generación Chile was the Debt Equity Ratio requirement for three credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of December 31, 2016 and 2015, neither the Company nor any company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

33.5 Other Information

Centrales Hidroeléctricas de Aysén, S.A.

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (RCA) of Hidroaysén project, in which our subsidiary Enel Generación Chile participates, by accepting some of the claims filed against this project. It is of public knowledge that this decision was reported before the environmental courts of Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”) had been partially denied in 2008.

Enel Generación Chile has expressed its intention to thrive at Hidroaysén the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recovery of the investment made so far at Hidroaysén, since it depends both on judicial decisions and on definitions in the energy agenda which currently cannot be foreseen, therefore, the investment is not included in the portfolio of Enel Generación Chile’s immediate projects. Consequently, at the end of year 2014, Enel Generación Chile recognized an impairment loss for its participation in Hidroaysén S.A. amounting to Ch$ 69,066 million (approximately US$ 121 million).

The financial and accounting effects for the Company related to the impairment loss recognized at Enel Generación Chile for its participation in Hidroaysén project resulted in a charge of Ch$ 41,426 million (approximately US$ 73 million) against net income attributable to the shareholders of Enel Chile.

34.	PERSONNEL FIGURES

The Company’s personnel as of December 31, 2016, is distributed as follows:

Country	December 31, 2016				Annual Average
	Managers and key executives	Professionals and Technicians	Staff and others	Total
Chile	62	1,709	213	1,984	1,988
Argentina	-	24	2	26	27
		3
Total	62	1,733	215	2,010	2,015

For periods prior to the Separation, the Company did not represent a separate legal group for consolidated financial statements reporting purposes and was presented on the basis of the aggregation of the net assets of the legal entities of the Enersis group located in Chile (See Note 2.1).

35.	SANCTIONS.

The following Group’s subsidiaries have received sanctions from administrative authorities:

1. Enel Generación Chile

In 2016, Enel Generación Chile S.A. paid the following fines in connection with the termination of sanction proceedings that were initiated by the Superintendence of the Environment (“SMA” for its Spanish acronym): ThCh$ 818,547 for proceeding F-13 “SMA Central Bocamina Enel Generación” and ThCh$ 303,446 for proceedings F-3 and F-15 “SMA Huasco y Diego de Almagro Enel Generación”. Enel Generación Chile also paid ThCh$ 1,387 as a fine to the Superintendence of Electricity and Fuels for failure to respond to an information request.

Additionally, the Health SEREMI (Regional Ministerial Office) of Bío brought two sanctioning proceedings against Enel Generación Chile S.A., both related to health protection deficiencies detected in the Bocamina power plant. The first fine for ThCh$ 23,115 is at the ordinary court complaint stage, and the second fine for ThCh$ 9,246, is at the appeal resolution stage.

2. GasAtacama Chile S.A.

In 2016, GasAtacama Chile S.A. paid the following fines in connection with the termination of sanction proceedings that were initiated by the Superintendence of the Environment (“SMA” for its acronym in Spanish): ThCh$ 30,749 for proceeding F-14 “CELTA (GAS ATACAMA) SMA” and ThCh$ 6,099 for proceeding F-17 “SMA Central San Isidro”. In addition, GasAtacama Chile S.A. paid UTM 400, equivalent of ThCh$ 18,492 of fine imposed by Superintendence of Electricity and Fuels. Also, GasAtacama Chile S.A. filed an illegality claim against the Superintendence of Electricity and Fuels (“SEC” for its acronym in

Spanish) resolution No. 15,908 “CELTA” dated November 2, 2016. This resolution imposes a fine of UTM 120,000, equivalent to ThCh$ 5,541,960. The claim is pending.

3. Enel Distribución Chile S.A.

As of December 31, 2016, there are five sanctions initiated by the Superintendence of Electricity and Fuels for a total amount of ThCh$1,848,752, which are pending resolution.

The Group has not received any other fines from the SVS or from any other administrative authorities.

36.	ENVIRONMENT.

Environmental expenses for the years ended December 31, 2016, 2015 and 2014, are as follows:

		For the years ended December 31,
Company Incurring the Cost	Project	2016	2015	2014
		ThCh$	ThCh$	ThCh$
Enel Generación Chile and subsidiaries	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS), thermoelectric power stations and combine cycle power stations.	1,341,773	2,679,888	2,066,568
Enel Distribución Chile	Santa Elena Substation noise modeling, environmental consulting on the new Lo Aguirre-Cerro Navia line project, Santa Elena Substation noise mitigation project, ISO 14001 environmental compliance at substations, SpaceCab and preliminary assembly. Hazardous waste management, pruning of trees and vegetation near high voltage, garden maintenance and weed removal at substations.	904,118	1,132,420	793,447
	Total	2,245,891	3,812,308	2,860,015

37.	SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES

As of December 31, 2016 and 2015, summarized financial information of our principal subsidiaries is as follows:

	December 31, 2016
	Type of Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	Consolidated	245,122,732	829,203,115	1,074,325,847	259,684,836	106,283,505	708,357,506	1,074,325,847	1,315,760,851	(1,042,329,385)	273,431,466	192,134,608	156,594,125	8,579,317	165,174,429	(32,589,362)	132,585,067	(21,284,665)	111,300,402
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Consolidated	57,558,313	11,654,352	69,212,665	6,711,190	1,466,867	61,034,608	69,212,665	10,983,012	-	10,983,012	(674,755)	(736,519)	2,565,301	1,828,782	(107,413)	1,721,370	-	1,721,370
Enel Generación Chile S.A.	Consolidated	543,372,956	2,856,309,537	3,399,682,493	555,777,465	1,114,144,776	1,729,760,252	3,399,682,493	1,659,727,329	(895,060,114)	764,667,215	594,772,233	431,386,321	(35,678,633)	525,076,864	(83,216,935)	441,859,929	(86,682,199)	355,177,730
Empresa Eléctrica Pehuenche S.A.	Separate	35,730,340	193,496,141	229,226,481	43,012,321	50,044,060	136,170,100	229,226,481	155,568,982	(23,529,448)	132,039,534	125,454,246	116,789,055	24,333	116,813,388	(28,202,602)	88,610,786	-	88,610,786
Compañĺa Eléctrica Tarapacá S.A.	Separate	-	-	-	-	-	-	-	219,980,554	(139,960,874)	80,019,680	62,455,761	36,937,980	(2,519,836)	51,585,349	10,396,319	61,981,668	(924,812)	61,056,856
Grupo GasAtacama Chile S.A..	Consolidated	194,264,349	663,665,991	857,930,340	86,380,336	89,573,088	681,976,916	857,930,340	173,489,754	(87,098,923)	86,390,831	67,795,883	45,426,269	6,453,677	53,666,618	(10,337,536)	43,329,082	(1,779,413)	41,549,669

	December 31, 2015
	Type of Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	Combined	282,843,284	766,740,394	1,049,583,678	362,300,844	54,831,045	632,451,789	1,049,583,678	1,257,732,165	(983,732,902)	273,999,263	185,114,893	149,293,694	12,294,530	176,253,823	(36,956,051)	139,297,772	(2,241,285)	137,056,487
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Combined	54,816,036	11,561,339	66,377,375	5,586,878	1,305,133	59,485,364	66,377,375	8,660,778	-	8,660,778	(397,888)	(511,775)	2,260,216	6,041,979	(765,180)	5,276,799	(76,578)	5,200,221
Enel Generación Chile S.A.	Combined	522,858,936	2,866,208,893	3,389,067,829	676,091,341	1,207,004,759	1,505,971,729	3,389,067,829	1,543,824,325	(880,891,223)	662,933,102	516,874,733	401,832,826	(114,252,183)	300,501,089	(76,655,819)	223,845,270	(88,863,913)	134,981,357
Empresa Eléctrica Pehuenche S.A.	Separate	63,745,589	201,366,300	265,111,889	64,820,897	51,972,920	148,318,072	265,111,889	193,189,705	(28,569,912)	164,619,793	159,244,283	150,615,199	2,049,116	152,664,315	(34,647,895)	118,016,421	33,526	84,154,773
Compañĺa Eléctrica Tarapacá S.A.	Separate	82,875,363	509,275,829	592,151,192	115,138,485	44,379,433	432,633,274	592,151,192	230,852,534	(139,555,849)	91,296,685	73,665,446	64,306,244	24,323,943	88,341,669	(18,079,279)	70,262,390	(624)	49,416,976
Grupo GasAtacama Chile S.A..	Combined	245,456,212	207,236,190	452,692,402	24,048,629	49,959,438	378,684,335	452,692,402	183,015,183	(110,330,364)	72,684,819	57,943,644	46,360,426	10,304,578	56,660,371	(10,444,811)	46,215,560	(3,059,806)	34,177,657

38.	SUBSEQUENT EVENTS

Sale of Electrogas:

On February 7, 2017, Enel Generación Chile completed the sale of its investment in Electrogas S.A, representing a 42.5% of the issued capital of that company, to Aerio Chile (see Note 5).

In accordance with the terms and conditions of the share purchase agreement, the sale price was US$ 180 million which was paid on the same date. The financial effect of the operation for Enel Generación Chile, adjusted by the prevailing exchange rate at this date, was a gain on sale of approximately US$ 121 million (ThCh$81,005,870).

There have been no other significant events between January 1, 2017 and the date of these consolidated financial statements were approved for issuance by the directors of the Company.

APPENDIX 1 ENEL CHILE GROUP SUBSIDIARIES:

This appendix is part of Note 2.4, “Subsidiaries”.

It discloses the Group’s percentage of control in each company.

			Percentage of control at 12/31/2016			Percentage of control at 12/31/2015
Taxpayer ID No. (RUT)	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Type of Relationship	Country	Activity
76.003.204-2	Central Eólica Canela S.A.	Chilean peso	-	75.00%	75.00%	-	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
96.800.570-7	Enel Distribución Chile S.A. (formerly named Chilectra S.A.)	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Ownership interest in companies of any nature
96.770.940-9	Compañía Eléctrica Tarapacá S.A. (4)	Chilean peso	-	-	-	3.78%	96.21%	99.99%	Subsidiary	Chile	Complete electric energy cycle
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	-	100.00%	100.00%	-	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	-	92.65%	92.65%	-	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91.081.000-6	Enel Generación Chile S.A. (formerly named Endesa Chile S.A.)	Chilean peso	59.98%	-	59.98%	59.98%	-	59.98%	Subsidiary	Chile	Complete electric energy cycle
76.014.570-K	Inversiones GasAtacama Holding Ltda. (1)(3)(4)	Chilean peso	-	-	-	-	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation
96.830.980-3	GasAtacama S.A. (3)(4)	Chilean peso	-	-	-	-	100.00%	100.00%	Subsidiary	Chile	Exploitation, generation, transmission and distribution of electric energy and natural gas
78.932.860-9	GasAtacama Chile S.A. (3)(4)	Chilean peso	2.63%	97.37%	100.00%	-	100.00%	100.00%	Subsidiary	Chile	Company management
77.032.280-4	Gasoducto TalTal S.A. (3)(4)	Chilean peso	-	-	-	-	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation, sale and distribution
78.952.420-3	Gasoducto Atacama Argentina S.A. (3)	Chilean peso	-	100.00%	100.00%	-	100.00%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation
76.676.750-8	GNL Norte S.A. (4)	Chilean peso	-	-	-	-	100.00%	100.00%	Subsidiary	Chile	Energy and fuel production, transportation and distribution
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda. (2)	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information Technology services
96.800.460-3	Luz Andes Ltda.	Chilean peso	-	100.00%	100.00%	-	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
96.905.700-K	Progas S.A. (4)	Chilean peso	-	-	-	-	100.00%	100.00%	Subsidiary	Chile	Purchase, production, transportation and commercial distribution of natural gas
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	-	57.50%	57.50%	-	57.50%	57.50%	Subsidiary	Chile	Financial investments
(1)	On April 22, 2014, Enel Generación Chile acquired the remaining 50% equity interest in Inversiones GasAtacama Holding Limitada.
(2)	On December 31, 2014, Inmobiliaria Manso de Velasco was merged with ICT, the latter being the surviving company under the corporate name of Servicios Informáticos e Inmobiliarios Ltda.
(3)	On January 1, 2015, there was a change in functional currency for these entities from the US dollar to the Chilean peso.
(4)	On September 1, 2016, Gasoducto TalTal S.A. and Progas S.A. were merged in and with GasAtacama Chile S.A., being the latter the surviving company.
On September 12, 2016, GNL Norte S.A. was merged in and with GasAtacama Chile S.A., being the latter the surviving company.

On October 1, 2016, Inversiones GasAtacama Holding Ltda. and GasAtacama S.A were merged in and with Compañía Eléctrica Tarapacá S.A., being the latter the surviving company. Subsequently, on November 1, 2016, Compañía Eléctrica Tarapacá was merged in and with GasAtacama Chile S.A., being the latter the surviving company.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”.

As of December 31, 2016 and 2015, there were no incorporations of entities into the scope of consolidation:

Companies eliminated from the scope of consolidation:

	December 31, 2016				December 31, 2015
Company	Ownership Interest				Ownership Interest
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method
Gasoducto TalTal S.A.	-	100.00%	100.00%	Full integration	-	-	-	-
GNL Norte S.A.	-	100.00%	100.00%	Full integration	-	-	-	-
Progas S.A.	-	100.00%	100.00%	Full integration	-	-	-	-
GNL Quintero S.A.	-	20.00%	20.00%	Equity method	-	-	-	-
Compañía Eléctrica Tarapacá S.A.	3.78%	96.21%	99.99%	Full integration	-	-	-	-
Inversiones GasAtacama Holding Ltda.	-	100.00%	100.00%	Full integration	-	-	-	-
GasAtacama S.A.	-	100.00%	100.00%	Full integration	-	-	-	-

APPENDIX 3 ASSOCIATES AND JOINT VENTURES:

This appendix is part of Note 3.i, “Investments accounted for using the equity method”.

Taxpayer ID No. (RUT)	Company	Currency	Ownership Interest at 12/31/2016			Ownership Interest at 12/31/2015			Type of Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
96.806.130-5	Electrogas S.A.	U.S. dollar	-	42.50%	42.50%	-	42.50%	42.50%	Associate	Chile	Portfolio company
76.418.940-K	GNL Chile S.A.	U.S. dollar	-	33.33%	33.33%	-	33.33%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76.788.080-4	GNL Quintero S.A. (1)	U.S. dollar	-	0.00%	0.00%	-	20.00%	20.00%	Associate	Chile	Development, design and supply of liquid natural gas regasifying terminal
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	-	51.00%	51.00%	-	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.041.891-9	Aysén Transmisión S.A.	Chilean peso	-	51.00%	51.00%	-	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
76.091.595-5	Aysén Energía S.A.	Chilean peso	-	51.00%	51.00%	-	51.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric plant
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	-	50.00%	50.00%	-	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution

(1)	On September 14, 2016, GNL Quintero S.A. was sold to Enagás S.A. (See Note 12.b).

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 18, “Other financial liabilities.” The following tables present the contractual undiscounted cash flows by type of financial debt:

a)	Bank borrowings

1. Summary of bank borrowings by currency and maturity

			Current			Non-current						Current			Non-current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current at 12/31/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current at 12/31/2016	One to three months	Three to twelve months	Total Current at 12/31/2015	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current at 12/31/2015
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	4,283	-	4,283	-	-	-	-	-	-	4	-	4	-	-	-	-	-	-
		Total	4,283	-	4,283	-	-	-	-	-	-	4	-	4	-	-	-	-	-	-

2. Identification of bank borrowings by company

							December 31, 2016
							Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	Banco de Crédito e Inversiones	Ch$	6.00%	6.00%	102	-	102	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco de Crédito e Inversiones	Ch$	6.00%	6.00%	2,048	-	2,048	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander	Ch$	6.00%	6.00%	2,133	-	2,133	-	-	-	-	-	-
			Total				4,283	-	4,283	-	-	-	-	-	-

							December 31, 2015
							Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander	Ch$	6.00%	6.00%	4	-	4	-	-	-	-	-	-
			Total				4	-	4	-	-	-	-	-	-

b)	Secured and unsecured liabilities

1. Summary of secured and unsecured liabilities by currency and maturity

			Current			Non-current						Current			Non-current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current at 12/31/2016	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current at 12/31/2016	One to three months	Three to twelve months	Total Current at 12/31/2015	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current at 12/31/2015
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.90%	7,264,786	21,794,359	29,059,145	29,059,146	29,059,146	29,059,146	29,059,146	641,348,382	757,584,966	7,318,857	21,956,571	29,275,428	29,275,427	29,275,427	29,275,427	29,275,427	827,386,294	944,488,002
Chile	U.F.	5.48%	6,466,160	24,665,200	31,131,360	30,632,431	53,611,843	51,316,337	49,020,830	305,390,728	489,972,169	7,420,915	27,355,985	34,776,900	34,213,890	33,650,880	55,868,495	53,284,158	359,246,902	536,264,325
		Total	13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135	14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327

2. Secured and unsecured liabilities by company

								December 31, 2016
								Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-1	U.S.A.	US$	7.96%	7.88%	2,832,647	8,497,942	11,330,589	11,330,590	11,330,590	11,330,590	11,330,590	196,227,387	241,549,747
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-2	U.S.A.	US$	7.40%	7.33%	903,234	2,709,703	3,612,937	3,612,937	3,612,937	3,612,937	3,612,937	93,701,216	108,152,964
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	U.S.A.	US$	8.26%	8.13%	574,765	1,724,294	2,299,059	2,299,059	2,299,059	2,299,059	2,299,059	56,341,806	65,538,042
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Unica 24296	U.S.A.	US$	4.32%	4.25%	2,954,140	8,862,420	11,816,560	11,816,560	11,816,560	11,816,560	11,816,560	295,077,973	342,344,213
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	1,525,571	9,843,433	11,369,004	10,870,075	10,371,146	9,872,218	9,373,289	52,887,199	93,373,927
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	4,940,589	14,821,767	19,762,356	19,762,356	43,240,697	41,444,119	39,647,541	252,503,529	396,598,242
							Total	13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

								December 31, 2015
								Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-1	U.S.A.	US$	7.96%	7.88%	2,879,332	8,637,995	11,517,327	11,517,326	11,517,326	11,517,326	11,517,326	217,149,037	263,218,341
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera EmisiónS-2	U.S.A.	US$	7.40%	7.33%	919,193	2,757,578	3,676,771	3,676,770	3,676,770	3,676,770	3,676,770	90,711,728	105,418,808
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	U.S.A.	US$	8.26%	8.13%	584,223	1,752,670	2,336,893	2,336,894	2,336,894	2,336,894	2,336,894	196,474,523	205,822,099
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Única 24296	U.S.A.	US$	4.32%	4.25%	2,936,109	8,808,328	11,744,437	11,744,437	11,744,437	11,744,437	11,744,437	323,051,006	370,028,754
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	1,862,265	10,680,034	12,542,299	11,979,289	11,416,279	10,853,268	10,290,258	63,261,536	107,800,630
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	5,558,650	16,675,951	22,234,601	22,234,601	22,234,601	45,015,227	42,993,900	295,985,366	428,463,695
							Total	14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327

c)	Financial lease obligations

1. Financial lease obligations by company

								December 31, 2016
								Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	87.509.100-K	Transelec S.A.	Chile	US$	6.50%	734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431
							Total	734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431

								December 31, 2015
								Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537
							Total	732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Group’s consolidated financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2016	12-31-2015
			ThCh$	ThCh$
Cash and cash equivalents	U.S. dollar	Chilean peso	5,198,139	8,686,478
	Argentine peso	Chilean peso	4,807,406	5,531,184

Trade and other current receivables	U.S. dollar	Chilean peso	50,976,270	-
Current accounts receivable from related companies	U.S. dollar	Chilean peso	16,780,275	-
TOTAL CURRENT ASSETS			77,762,090	14,217,662

Investments accounted for using the equity method	U.S. dollar	Chilean peso	-	31,841,928
TOTAL NON-CURRENT ASSETS			-	31,841,928

TOTAL ASSETS			77,762,090	46,059,590

			December 31, 2016									December 31, 2015
			Current Liabilities			Non-current Liabilities						Current Liabilities			Non-current Liabilities
	Foreign Currency	Functional Currency	90 days or less	91 days to 1 year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	90 days or less	91 days to 1 year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES
Other current financial liabilities	U.S. dollar	Chilean peso	7,998,792	23,995,186	31,993,978	31,990,679	31,987,165	31,983,422	31,979,435	649,125,696	777,066,397	8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539
TOTAL LIABILITIES			7,998,792	23,995,186	31,993,978	31,990,679	31,987,165	31,983,422	31,979,435	649,125,696	777,066,397	8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification
•	Trade and other receivables by aging:

	As of December 31, 2016
Trade and Other Receivables	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	63,349,580	414,184,116	8,369,878
Allowance for doubtful accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(29,672,710)	(31,696,816)	-
Other receivables, gross	62,584,556	-	-	-	-	-	-	-	-	7,765,064	70,349,620	25,130,227
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(7,765,064)	(7,765,064)	-
Total	342,836,256	33,897,290	14,268,110	4,094,395	2,155,961	5,872,964	2,766,214	1,360,066	4,143,730	33,676,870	445,071,856	33,500,105

	As of December 31, 2015
Trade and Other Receivables	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	401,114,021	35,394,440	14,405,933	2,544,979	2,252,342	2,872,208	2,167,993	1,442,766	1,033,292	47,275,524	510,503,498	2,892,026
Allowance for doubtful accounts	(200,898)	(240,905)	(228,765)	(136,387)	(117,416)	(157,109)	(100,853)	(712,740)	(87,660)	(25,731,934)	(26,994,307)	-
Other receivables, gross	121,738,459	-	-	-	-	-	-	-	-	-	121,738,459	11,500,197
Allowance for doubtful accounts	(8,162,823)	-	-	-	-	-	-	-	-	-	(8,162,823)	-
Total	514,488,759	35,153,535	14,177,168	2,408,592	2,134,926	2,715,099	2,067,140	730,026	945,632	21,543,590	597,084,827	14,392,223

•	By type of portfolio:

	December 31, 2016						December 31, 2015
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
Aging of balances	Number of Customers	Gross Amount	Number of Customers	Gross Amount	Number of Customers	Gross Amount	Number of Customers	Gross Amount	Number of Customers	Gross Amount	Number of Customers	Gross Amount
		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$
Current	1,157,940	281,705,071	60,278	5,850,339	1,218,218	287,555,410	1,210,185	398,258,364	52,166	5,747,683	1,262,351	404,006,047
1 to 30 days	414,617	30,167,962	22,459	3,951,138	437,076	34,119,100	436,876	31,915,015	25,066	3,479,425	461,942	35,394,440
31 to 60 days	107,539	12,724,070	8,312	1,756,446	115,851	14,480,516	107,438	11,584,123	8,583	2,821,810	116,021	14,405,933
61 to 90 days	18,344	3,813,933	2,128	448,919	20,472	4,262,852	14,831	2,130,751	1,802	414,228	16,633	2,544,979
91 to 120 days	8,987	1,978,892	1,049	286,640	10,036	2,265,532	7,761	1,998,462	936	253,880	8,697	2,252,342
121 to 150 days	5,866	5,753,020	656	230,854	6,522	5,983,874	5,749	2,661,078	574	211,130	6,323	2,872,208
151 to 180 days	4,671	2,415,755	442	525,184	5,113	2,940,939	4,305	2,055,028	324	112,965	4,629	2,167,993
181 to 210 days	20,001	2,016,444	275	109,839	20,276	2,126,283	17,458	1,369,535	219	73,231	17,677	1,442,766
211 to 250 days	3,535	4,163,062	217	83,669	3,752	4,246,731	3,429	952,381	226	80,911	3,655	1,033,292
More than 251 days	123,301	60,447,048	3,613	4,125,709	126,914	64,572,757	10,159	44,797,554	591	2,477,970	10,750	47,275,524
Total	1,864,801	405,185,257	99,429	17,368,737	1,964,230	422,553,994	1,818,191	497,722,291	90,487	15,673,233	1,908,678	513,395,524

b)	Portfolio in default and in legal collection process

	As of December 31,
	2016		2015
Portfolio in Default and in Legal Collection Process	Number of Customers	Amount	Number of Customers	Amount
		ThCh$		ThCh$
Notes receivable in default	1,949	262,912	2,013	267,573
Notes receivable in legal collection process (*)	3,608	7,049,869	3,923	7,093,235
Total	5,557	7,312,781	5,936	7,360,808

(*)	Legal collections are included in the portfolio in arrears.
c)	Provisions and write-offs

	As of December 31,
Provisions and Write-offs	2016	2015
	ThCh$	ThCh$
Provision for non-renegotiated portfolio	4,919,244	12,451,270
Provision for renegotiated portfolio	(746,953)	(5,340,962)
Total	4,172,291	7,110,308

d)	Number and value of operations

	December 31, 2016		December 31, 2015
Number and Value of Operations	Total detail by type of operation	Total detail by type of operation	Total detail by type of operation	Total detail by type of operation
	Last Quarter	Year-to-date	Last Quarter	Year-to-date
Impairment provisions and recoveries:
Number of operations	11,092	1,949,771	1,907,922	1,907,922
Value of operations, in ThCh$	74,563	4,172,291	7,110,308	7,110,308

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification
•	Trade receivables by aging:

	December 31, 2016
Trade and other current receivables	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	More than 365 days	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation	179,498,353	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	214,479,116	5,751,509
- Large customers	179,482,501	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	214,463,264	5,723,942
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-	-
- Others	15,852	-	-	-	-	-	-	-	-	-	-	15,852	27,567
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,310)	-	(1,314,310)	-

Unbilled services	125,367,509	-	-	-	-	-	-	-	-	-	-	125,367,509	3,308,454
Services billed	54,130,844	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	89,111,607	2,443,055

Trade receivables, distribution	100,910,356	31,348,518	13,315,339	3,489,350	1,365,439	882,757	2,927,330	1,572,297	652,998	2,667,650	40,572,966	199,705,000	2,618,369
-Mass-market customers	74,735,718	23,318,881	9,558,288	1,981,025	862,071	615,659	534,796	779,941	347,398	1,202,738	23,490,230	137,426,745	2,164,930
- Large customers	23,586,354	6,566,919	2,148,243	1,231,708	209,825	172,851	1,174,012	46,128	2,424	766,851	10,154,924	46,060,239	34,602
- Institutional customers	2,588,284	1,462,718	1,608,808	276,617	293,543	94,247	1,218,522	746,228	303,176	698,061	6,927,812	16,218,016	418,837
Allowance for doubtful accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(614,954)	(27,743,446)	(30,382,506)	-

Unbilled services	61,742,593	-	-	-	-	-	-	-	-	-	-	61,742,593	149,508
Services billed	39,167,763	31,348,518	13,315,339	3,489,350	1,365,439	882,757	2,927,330	1,572,297	652,998	2,667,650	40,572,966	137,962,407	2,465,400

Total Trade Receivables, Gross	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	12,267,918	51,081,662	414,184,116	8,369,878
Total Allowance for Doubtful Accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(1,929,264)	(27,743,446)	(31,696,816)	-

Total Trade Receivables, Net	280,251,700	33,897,290	14,268,110	4,094,395	2,155,961	5,872,964	2,766,214	1,360,066	4,143,730	10,338,654	23,338,216	382,487,300	8,369,878

Since not all of our commercial databases in our Group’s subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the consolidated entities to monitor and follow up on trade receivables is the following:

•	Mass-market customers
•	Large customers
•	Institutional customers

	December 31, 2015
Trade and other current receivables	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	More than 365 days	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation	268,755,088	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	-	271,783,504	35,901
- Large customers	268,735,519	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	-	271,763,935	-
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-	-
- Others	19,569	-	-	-	-	-	-	-	-	-	-	19,569	35,901
Allowance for doubtful accounts	(55,494)	-	-	-	-	-	-	-	-	(1,493,699)	-	(1,549,193)	-

Unbilled services	169,489,605	-	-	-	-	-	-	-	-	390,612	-	169,880,217	-
Services billed	99,265,483	1,110,952	199	11,659	175	345	2	12	36,166	1,478,294	-	101,903,287	35,901

Trade receivables, distribution	132,358,933	34,283,488	14,405,734	2,533,320	2,252,167	2,871,863	2,167,991	1,442,754	997,126	45,406,618	-	238,719,994	2,856,125
-Mass-market customers	105,514,865	24,413,913	9,116,008	1,502,443	739,664	562,527	338,903	700,991	239,222	19,537,967	-	162,666,503	2,154,988
- Large customers	25,725,150	8,438,301	3,266,323	681,137	336,747	1,117,152	36,850	98,340	45,797	13,673,554	-	53,419,351	44,269
- Institutional customers	1,118,918	1,431,274	2,023,403	349,740	1,175,756	1,192,184	1,792,238	643,423	712,107	12,195,097	-	22,634,140	656,868
Allowance for doubtful accounts	(145,404)	(240,905)	(228,765)	(136,387)	(117,416)	(157,109)	(100,853)	(712,740)	(87,660)	(24,238,235)	-	(26,165,474)	-

Unbilled services	97,651,950	-	-	-	-	-	-	-	-	-	-	97,651,950	141,376
Services billed	34,706,983	34,283,488	14,405,734	2,533,320	2,252,167	2,871,863	2,167,991	1,442,754	997,126	45,406,618	-	141,068,044	2,714,749
Total Trade Receivables, Gross	401,114,021	35,394,440	14,405,933	2,544,979	2,252,342	2,872,208	2,167,993	1,442,766	1,033,292	47,275,524	-	510,503,498	2,892,026
Total Allowance for Doubtful Accounts	(200,898)	(240,905)	(228,765)	(136,387)	(117,416)	(157,109)	(100,853)	(712,740)	(87,660)	(25,731,934)	-	(27,714,667)	-

Total Trade Receivables, Net	400,913,123	35,153,535	14,177,168	2,408,592	2,134,926	2,715,099	2,067,140	730,026	945,632	21,543,590	-	482,788,831	2,892,026

•	By type of portfolio:

	December 31, 2016
Type of Portfolio	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current Gross Portfolio	Total Non-Current Gross Portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	179,498,353	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,479,115	5,751,509
- Large customers	179,482,501	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,463,263	5,723,942
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-
- Others	15,852	-	-	-	-	-	-	-	-	-	15,852	27,567
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-	-
- Large customers	-	-	-	-	-	-	-	-	-	-	-	-
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-
- Others	-	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	96,922,455	27,397,380	11,558,893	3,040,431	1,078,799	651,903	2,402,146	1,462,458	569,329	39,114,907	184,198,701	755,931
-Mass-market customers	71,334,454	20,155,266	8,134,561	1,532,106	575,781	410,789	377,710	670,102	265,574	20,582,480	124,038,823	721,329
- Large customers	23,376,286	6,499,554	2,148,243	1,231,708	209,825	146,867	1,174,012	46,128	2,424	10,921,775	45,756,822	34,602
- Institutional customers	2,211,715	742,560	1,276,089	276,617	293,193	94,247	850,424	746,228	301,331	7,610,652	14,403,056	-
Renegotiated portfolio	3,987,901	3,951,138	1,756,446	448,919	286,640	230,854	525,184	109,839	83,669	4,125,709	15,506,299	1,862,438
-Mass-market customers	3,401,264	3,163,614	1,423,727	448,919	286,290	204,870	157,086	109,839	81,824	4,110,488	13,387,921	1,443,601
- Large Customers	210,068	67,366	-	-	-	25,984	-	-	-	-	303,418	-
- Institutional Customers	376,569	720,158	332,719	-	350	-	368,098	-	1,845	15,221	1,814,960	418,837

Total Gross Portfolio	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	63,349,579	414,184,115	8,369,878

	December 31, 2015
Type of Portfolio	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current Gross Portfolio	Total Non-Current Gross Portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	268,755,088	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,783,504	35,901
- Large customers	268,735,519	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,763,935
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-
- Others	19,569	-	-	-	-	-	-	-	-	-	19,569	35,901
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-
- Large customers	-	-	-	-	-	-	-	-	-	-	-
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-
- Others	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	128,877,232	30,804,063	11,583,924	2,119,092	1,998,287	2,660,733	2,055,026	1,369,523	916,215	42,928,648	225,312,743	590,143
-Mass-market customers	101,838,550	20,997,170	7,650,851	1,088,488	486,054	353,194	225,938	627,942	158,685	17,414,188	150,841,060	499,328
- Large customers	25,311,864	8,377,250	3,250,212	681,137	336,747	1,117,152	36,850	98,340	45,797	13,673,554	52,928,903	44,269
- Institutional customers	1,726,818	1,429,643	682,861	349,467	1,175,486	1,190,387	1,792,238	643,241	711,733	11,840,906	21,542,780	46,546
Renegotiated portfolio	3,481,701	3,479,425	2,821,810	414,228	253,880	211,130	112,965	73,231	80,911	2,477,970	13,407,251	2,265,982
-Mass-market customers	3,676,315	3,416,743	1,465,157	413,955	253,611	209,333	112,965	73,048	80,537	2,123,778	11,825,442	1,655,660
- Large Customers	413,286	61,052	16,111	-	-	-	-	-	-	-	490,449	-
- Institutional Customers	(607,900)	1,630	1,340,542	273	269	1,797	-	183	374	354,192	1,091,360	610,322

Total Gross Portfolio	401,114,021	35,394,440	14,405,933	2,544,979	2,252,342	2,872,208	2,167,993	1,442,766	1,033,292	47,275,524	510,503,498	2,892,026

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of the Group’s consolidated financial statements.

	12-31-2016		12-31-2015
BALANCE	Energy and Tolls	Capacity	Energy and Tolls	Capacity
	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related companies	590,636	21,774	609,558	453,635
Trade and other current receivables	168,833,728	23,276,222	216,299,319	34,232,853
Total Estimated Assets	169,424,364	23,297,996	216,908,877	34,686,488
Current accounts payable to related companies	13,459,812	191,936	4,483,837	365,221
Trade and other current payables	85,425,025	42,571,883	97,438,789	43,570,267
Total Estimated Liabilities	98,884,837	42,763,819	101,922,626	43,935,488

	12-31-2016		12-31-2015		12-31-2014
INCOME STATEMENT	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Sales	169,424,364	23,297,996	216,908,877	34,686,488	245,942,416	14,884,597
Energy Purchases	98,884,837	42,763,819	101,922,626	43,935,488	77,476,480	26,257,026

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s consolidated financial statements.

	December 31, 2016				December 31, 2015
Suppliers with Current Payments	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to 30 days	-	90,386,018	68,377,696	158,763,714	-	122,490,301	82,005,689	204,495,990
From 31 to 60 days	-	-	-	-	-	-	-	-
From 61 to 90 days	-	-	-	-	-	-	-	-
From 91 to 120 days	-	-	-	-	-	-	-	-
From 121 to 365 days	-	-	-	-	-	-	-	-
More than 365 days	-	-	-	-	-	-	-	-
Total	-	90,386,018	68,377,696	158,763,714	-	122,490,301	82,005,689	204,495,990

The accompanying notes are an integral part of these consolidated financial statements