Form 20-F/A
period 2017-12-31
Enel Chile S.A.
filed 2018-05-29
CIK 1659939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 of Enel Chile S.A. (the “Company”) filed with the Securities and Exchange Commission on April 27, 2018 (the “Form 20-F”) is being filed by the Company in order to (i) amend Part I, Item 11 of the Form 20-F, solely for the purpose of correcting (a) the first table under the heading “Interest Rate and Foreign Currency Risk” to include the fair value information that was inadvertently omitted, (b) the second table under the heading “Interest Rate and Foreign Currency Risk” to revise information regarding weighted average interest of US$ fixed rate debt, the value of Ch$/UF variable rate debt, as well as related total amounts and its fair value, and (c) the first table under the heading “Foreign Currency Risk” to include fair value information that was inadvertently omitted, and (ii) furnish the interactive data files formatted in XBRL (eXtensible Business Reporting Language) as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

Pursuant to Rule 406T of Regulation S-T, the interactive data files furnished as Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and otherwise are not subject to liability under those sections.

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

	Expected maturity date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	1,800	1,917	2,041	2,174	2,315	445,185	455,432	555,049
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%
Total fixed rate	1,800	1,917	2,041	2,174	2,315	445,185	455,432	555,049
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%	—
Variable Rate
Ch$/UF	5,574	29,936	29,936	29,936	29,936	205,264	330,582	408,534
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
Total variable rate	5,574	29,936	29,936	29,936	29,936	205,264	330,582	408,534
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—
Total	7,374	31,853	31,977	32,110	32,251	650,449	786,014	963,582

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2017, which was Ch$ 614.75 per US$ 1.00.
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

As of December 31, 2017, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	500,198	—	—	—	—	500,198	7,696
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	—	500,198	—	—	—	—	500,198	7,696

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2017, which was Ch$ 614.75 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

PART III

Item  19.Exhibits

Exhibit	Description
1.1*	By-laws (Estatutos) of Enel Chile S.A.
8.1*	List of Principal subsidiaries as of December 31, 2017
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1*	Consent of EY Audit SpA. an independent register public accounting firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*

These exhibits were previously included or incorporated by reference in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on April 27, 2018.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enel Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ENEL CHILE S.A.

By:	/s/ Nicola Cotugno
Name:	Nicola Cotugno
Title:	Chief Executive Officer

Date: May 25, 2018