Form 20-F
period 2018-12-31
Enel Chile S.A.
filed 2019-04-30
CIK 1659939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report, . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37723

ENEL CHILE S.A.
(Exact name of Registrant as specified in its charter)

ENEL CHILE S.A.
(Translation of Registrant’s name into English)

CHILE
(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile
(Address of principal executive offices)

Nicolás Billikopf, phone: (56-2) 2353-4628, nicolas.billikopf@enel.com, Santa Rosa 76, Piso 15, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Representing Common Stock Common Stock, no par value *	New York Stock Exchange

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Enel Chile’s Organizational Chart(1)

As of December 31, 2018

(1)         Only principal operating consolidated entities are presented here. The percentage listed in the box for each of Enel Chile’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)         Excluding treasury stock.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages one of the private sector Chilean pension funds in a fully funded capitalization system implemented in 1980.

CDEC	Centro de Despacho Económico de Carga	The autonomous entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand in the SIC and SING that was replaced by the CEN in November 2017.

Celta	Compañía Eléctrica Tarapacá S.A.	Celta was a former Chilean generation subsidiary of Enel Generación that operated plants in the SING and the SIC. Celta merged into GasAtacama in November 2016.

CEN	Coordinador Eléctrico Nacional

An autonomous entity in charge of coordinating the efficient operation of the SEN, dispatching generation units to satisfy demand and known as the National Electricity Coordinator. It replaced the CDEC for both the SIC and SING in November 2017.

Chilean Stock Exchanges	Chilean Stock Exchanges	The two principal stock exchanges located in Chile: the Santiago Stock Exchange and the Electronic Stock Exchange.

CMF	Comisión para el Mercado Financiero

Chilean Financial Market Commission, the governmental authority that supervises the financial markets. Formerly known as the Chilean Superintendence of Securities and Insurance, or SVS in its Spanish acronym.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

EGP Chile	Enel Green Power Chile Ltda.	A Chilean limited liability company, with non-conventional renewable electricity generation operations and, since April 2, 2018, a consolidated subsidiary.

EGPL	Enel Green Power Latin América S.A.	A Chilean closely held limited liability stock corporation that merged with us on April 2, 2018. As a result, we now consolidate EGP Chile.

Enel Américas	Enel Américas S.A.

An affiliated Chilean publicly held limited liability stock corporation headquartered in Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Peru, and which is controlled by Enel.

Enel Chile	Enel Chile S.A.

Our company, a Chilean publicly held limited liability stock corporation, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile. Registrant of this Report. Formerly known on an interim basis as Enersis Chile S.A.

Enel Distribution	Enel Distribución Chile S.A.	A publicly held limited liability stock corporation and our electricity distribution subsidiary operating in the Santiago Metropolitan Region. Formerly known as Chilectra S.A.

Enel Generation	Enel Generación Chile S.A.	A publicly held limited liability stock corporation and our electricity generation subsidiary in Chile. Formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile.

Enel X Chile	Enel X Chile SpA	A Chilean closely held limited liability stock corporation and our wholly-owned subsidiary.

GasAtacama	GasAtacama Chile S.A.	An affiliated Chilean closely held limited liability stock corporation engaged in gas transportation and electricity generation in northern Chile. A subsidiary of Enel Generation.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company subsidiary of Enel Generation, which previously held GasAtacama. GasAtacama Holding merged into Celta during 2016, which later merged into GasAtacama.

Gener	AES Gener S.A.	A Chilean generation company and one of our competitors in Chile.

GNL Quintero	GNL Quintero S.A.

A company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay at which LNG is unloaded, stored and regasified. Enel Generation sold its 20% stake in this company to Enagas Chile S.p.A., an unaffiliated company, in September 2016.

HidroAysén	Centrales Hidroeléctricas de Aysén S.A.

A company created to develop a hydroelectric project in the Aysén region, southern Chile. Enel Generation owned 51% of HidroAysén and Colbún, an unaffiliated company, owned the remaining 49%.  The company terminated its activities in 2017.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources that are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A Chilean publicly held limited liability stock corporation engaged in the electricity generation business, owner of three power stations in the Maule River basin and a subsidiary of Enel Generation.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, the governmental authority that supervises the Chilean electricity industry.

SEN	Sistema Eléctrico Nacional	The National Electricity System is the Chilean national interconnected electricity system formed in November 2017 through the integration of the SIC and SING.

SIC	Sistema Interconectado Central	Chilean central interconnected electricity system that was integrated with the SING in November 2017 to form a single interconnected system, the SEN.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile that was integrated with the SIC in November 2017 to form a single interconnected system, the SEN.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit, equivalent to Ch$ 27,565.79 as of December 31, 2018.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidades Tributarias Mensuales (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. For December 2018, one UTM was equivalent to Ch$ 48,353 and one UTA was equivalent to Ch$ 580,236.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first person personal pronouns such as “we”, “us” or “our”, as well as “Enel Chile” or the “Company”, refer to Enel Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries, and jointly-controlled companies and associates is expressed in terms of our economic interest as of December 31, 2018.

We are a Chilean company engaged in the electricity generation and distribution businesses in Chile through our subsidiaries and affiliates. As of the date of this Report and after giving effect to the 2018 Reorganization (described in “Item 4. Information on the Company — A. History and Development of the Company — the 2018 Reorganization”), we own 93.6% of Enel Generación Chile S.A. (“Enel Generation”), a Chilean electricity generation company holding electricity generation operations in Chile, and 99.1% of Enel Distribución Chile S.A. (“Enel Distribution”), a Chilean electricity distribution company with operation in the Santiago Metropolitan Region.

On April 2, 2018, as part of the 2018 Reorganization, Enel Green Power Latin America S.A. (“EGPL”), a Chilean non-conventional electricity generation company holding non-conventional electricity generation operations in Chile, merged with us.  As a result, we now wholly own and consolidate Enel Green Power Chile Ltda. (“EGP Chile”).  For additional information relating the company and the corporate reorganization completed in 2018, please see “Item 4. Information on the Company — A. History and Development of the Company — The 2018 Reorganization”.

We are a publicly held limited liability stock corporation organized on March 1, 2016, under the laws of the Republic of Chile as a result of a corporate reorganization completed in 2016 by the former Enersis S.A., which separated its Chilean businesses from its non-Chilean businesses.  On October 18, 2016, and as part of this process, (i) Endesa Chile changed its name to Enel Generación Chile S.A.; (ii) Chilectra Chile S.A. changed its name to Enel Distribución Chile S.A.; and (iii) Enersis Chile S.A. changed its name to Enel Chile S.A. For additional information relating the company and the corporate reorganization completed in 2016, please see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization”.

As of the date of this Report, Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, owns 61.9% (excluding treasury stock) of us and is our ultimate controlling shareholder.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; and references to “UF” are to Unidades de Fomento.  The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”).  The UF is adjusted in monthly cycles.  Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month.  As of December 31, 2018, one UF was equivalent to Ch$ 27,565.79.  The U.S. dollar equivalent of one UF was US$ 39.68 as of December 31, 2018, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2018 of Ch$ 694.77 per US$ 1.00.  The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been carried out at the rates applicable as of December 31, 2018.

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

All of our subsidiaries are integrated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions.  Our participation in associated companies over which we exercise significant influence are included in our consolidated financial statements using the equity method.  For detailed information regarding consolidated entities, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

Solely for the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates.  Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2018, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate.  See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

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

You should not place undue reliance on such statements, which speak only as of the date that they were made.  Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements.  You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by law.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.         Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.         Offer Statistics and Expected Timetable

Not applicable.

Item 3.         Key Information

A.                                    Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report.  The selected consolidated financial data as of December 31, 2018, and 2017 and for each of the years in the three-year period ended December 31, 2016, are derived from our audited consolidated financial statements included in this Report.  The selected consolidated financial data as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2015, and 2014 are derived from our consolidated financial statements not included in this Report.  Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Amounts in the tables are expressed in millions, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”).  For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2018, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 694.77 per US$ 1.00.  The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.  For more information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data— Exchange Rates” below.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	As of and for the year ended December 31,
	2018 (1)	2018	2017	2016	2015	2014
	(US$ millions)	(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	3,537	2,457,161	2,522,978	2,541,567	2,399,029	2,049,065
Operating costs (2)	(2,571)	(1,786,546)	(1,944,348)	(1,973,778)	(1,873,540)	(1,666,315)
Operating income	965	670,605	578,631	567,789	525,489	382,750
Financial results (3)	(160)	(110,875)	(22,415)	(20,483)	(97,869)	(67,045)
Other non-operating income	5	3,410	113,241	121,490	20,056	70,893
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	3,190	(2,697)	7,878	8,905	(54,353)
Income before income taxes	815	566,330	666,760	676,674	456,581	332,245
Income tax expenses	(221)	(153,483)	(143,342)	(111,403)	(109,613)	(132,687)
Net income	594	412,848	523,418	565,271	346,968	199,558
Net income attributable to the parent Company	521	361,710	349,383	384,160	251,838	162,459
Net income attributable to non-controlling interests	74	51,138	174,035	181,111	95,130	37,099
Total basic and diluted earnings per average number of shares (Ch$/US$ per share)	0.01	5.66	7.12	7.83	5.13	3.31
Total basic and diluted earnings per average number of ADSs (Ch$/US$ per ADS)	0.41	282.97	355.84	391.26	256.49	165.46
Cash dividends per share (Ch$/US$ per share)(4)	0.004	3.00	3.23	2.09	—	—
Cash dividends per ADS (Ch$/US$ per ADS)(4)	0.22	149.89	161.72	104.65	—	—
Weighted average number of shares of common stock (millions)	63,913	63,913	49,093	49,093	49,093	49,093

Consolidated Statement of Financial Position Data
Total assets	10,778	7,488,020	5,694,773	5,398,711	5,325,469	5,126,735
Non-current liabilities	3,737	2,596,392	1,090,995	1,178,471	1,270,006	1,122,585
Equity attributable to the parent company	4,924	3,421,229	2,983,384	2,763,391	2,592,682	2,472,201
Equity attributable to non-controlling interests	364	252,935	803,578	699,602	609,219	611,864
Total equity	5,288	3,674,164	3,786,962	3,462,994	3,201,901	3,084,066
Capital stock	5,692	3,954,491	2,229,109	2,229,109	2,229,109	2,229,109

Other Consolidated Financial Data
Capital expenditures (CAPEX) (5)	433	300,539	266,030	222,386	309,503	196,932
Depreciation, amortization and impairment losses (6)	318	220,750	160,622	197,587	150,147	141,623

(1)                  Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 694.77 per U.S. dollar, as of December 31, 2018.

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

(4)                  For 2016, a payout ratio of 50% was used based on annual consolidated net income for our 2016 annual consolidated net income filed with the CMF, based on 10 months of results starting as of our incorporation on March 1, 2016, and therefore differs from the twelve-month net income included in this Report.

(5)                  CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.

(6)                  For further detail, please refer to Note 31 of the Notes to our consolidated financial statements.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
OPERATING DATA OF SUBSIDIARIES

Enel Distribution
Electricity sold (GWh)	16,782	16,438	15,924	15,893	15,690
Number of customers (thousands)	1,925	1,882	1,826	1,781	1,737
Total energy losses (%) (1)	5.0	5.1	5.3	5.3	5.3

Enel Generation
Installed capacity (MW) (2)	6,274	6,351	6,351	6,351	6,351
Generation (GWh) (2)	17,373	17,073	17,564	18,294	18,063

(1)                  Energy losses in distribution arise from illegally tapped energy as well as technical losses. They are calculated as the difference between total energy generated and purchased and the energy sold, excluding tolls and energy consumption not billed (GWh), within a given period.  Losses are expressed as a percentage of total energy purchased.

(2)                  The 2015 and 2014 data includes the capacity and generation of GasAtacama, as a result of its consolidation.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile).  These exchange rate fluctuations affect the price of our American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2018, the U.S. dollar Observed Exchange Rate was Ch$ 694.77 per US$ 1.00.

As of April 22, 2019, the U.S. dollar Observed Exchange Rate was Ch$ 663.91 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made.  For example, to calculate the devaluation of the year-end Chilean peso in 2018, one determines the percentage of change between the reciprocal of Ch$ 694.77, the value of one U.S. dollar as of December 31, 2018, or 0.001439, and the reciprocal of Ch$ 614.75, the value of one U.S. dollar as of December 31, 2017, or 0.001627.  In this example, the percentage change between the two periods is -11.5%, which represents the 2018 year-end devaluation of the Chilean peso against the 2017 year-end U.S. dollar.  A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2014, through December 31, 2018, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2018	694.77	(11.5)
2017	614.75	8.9
2016	669.47	6.1
2015	710.16	(14.6)
2014	606.75	(13.5)

Source: Central Bank of Chile.

(1)                  Calculated based on the variation of period-end exchange rates.

B.                     Capitalization and Indebtedness.

Not applicable.

C.                     Reasons for the Offer and Use of Proceeds.

Not applicable.

D.                     Risk Factors.

Chilean economic fluctuations, certain economic interventionist measures by governmental authorities as well as political events or financial or other crises in any region worldwide may affect our results of operations, financial condition and liquidity as well as the value of our securities.

All of our operations are located in Chile.  Accordingly, our revenues are affected by the performance of the Chilean economy.  If local, regional or worldwide economic trends adversely affect the Chilean economy, our financial condition and results from operations could be adversely affected.  Insufficient cash flows could result in the inability to meet our debt obligations and the need to seek waivers to comply with restrictive debt covenants and increasing costs for subsequent financings. The Chilean government has exercised in the past, and continues to exercise, a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies.

Future adverse developments in Chile or changes in policies regarding exchange controls, regulations and taxation may impair our ability to execute our business plan, which could adversely affect our results of operations and financial condition.  Inflation, devaluation, social instability and other political, economic or diplomatic developments, could also reduce our profitability.  In addition, Chilean financial and securities markets are influenced by economic and market conditions in other countries and may be affected by events in other countries, which could adversely affect the value of our securities.

Our business depends heavily on hydrological conditions.

Approximately 48% of our installed generation capacity in 2018 was hydroelectric.  Accordingly, dry hydrological conditions could adversely affect our business, results of operations and financial condition.  Our results have been adversely affected when hydrological conditions in Chile have been significantly below average.

While our subsidiary, Enel Generation, has entered into certain agreements with the Chilean government and local irrigators regarding the use of water for hydroelectric generation purposes during periods of low water levels, if droughts persist we may face increased pressure by the Chilean government or other third parties to further restrict our water use.

Our operating expenses increase during these drought periods when thermal plants, which have higher operating costs relative to hydroelectric plants, are dispatched more frequently.  We may need to buy electricity at higher spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts.  For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results —1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Generation Business.”

Droughts also indirectly affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal, in the following manner:

•                           Our thermal plants require water for cooling and droughts in extreme situations may reduce the availability of water and increase the cost of transportation.  As a result, we have had to purchase water for our San Isidro power plant from agricultural areas that are also experiencing water shortages.  These water purchases may increase our operating costs and may require us to negotiate with the local communities.

•                           Thermal power plants that burn natural gas generate emissions such as nitrogen oxide (NO), carbon dioxide (CO2) and carbon monoxide (CO) gases.  When operating with diesel they release NO, sulfur dioxide (SO2) and particulate matter into the atmosphere. Coal fired plants generate SO2 and NO emissions. Therefore, greater use of thermal plants during droughts generally increases the risk of producing higher levels of greenhouse gas emissions, which also decreases our operating income due to the payment of so-called “green taxes.”

A full recovery from the drought that has been affecting the regions where most of our hydroelectric plants are located may last for an extended period but new drought periods may recur in the future.  A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

The distribution business is also affected by inclement weather. With extreme temperatures, demand can increase significantly within a very short period of time, which in turn affects service and could result in service disruptions that are potentially subject to fines.  Depending on weather conditions, results obtained by our distribution business can vary significantly from year to year.  For example, as a result of severe rainstorms in June 2017, with high wind gusts that brought down part of the electric network, 125,000 of our customers, or 7%, were affected adversely.  In July 2017, a strong snowstorm over the Santiago Metropolitan Region caused massive damage to the electrical infrastructure, and affected 342,000 of our customers, or 18%, and 17% of our feeders. This was the most damaging snowstorm in Santiago since 1970, and left parts of the capital without power for over a week.  These events significantly increased our costs due to emergency responses including payments related to damage compensation, fines, line maintenance and tree trimming programs.

Governmental regulations may adversely affect our businesses, cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

Our businesses and the tariffs that we charge to our customers are subject to extensive regulation and these regulations may adversely affect our profitability. For example, governmental authorities might impose rationing policies during droughts or prolonged failures of power facilities, which may adversely affect our business, results of operations and financial condition. Our operating subsidiaries are also subject to environmental regulations that, among other things, require us to perform environmental impact studies for future projects and obtain construction and operating permits from both local and national regulators. Governmental authorities may withhold the approval of these environmental impact studies and therefore their processing time may be longer than expected.

Governmental authorities may also delay the distribution tariff review process, or tariff adjustments may be insufficient to pass through all of our costs to customers.  Some aspects of the Chilean electricity law date back to 1982, and could very well experience significant regulatory changes. The government has mentioned the potential introduction of electricity distribution tariff reform, and it possible that such new regulation may adversely affect our future profitability. Similarly, electricity regulations issued by governmental authorities may affect the ability of our generation companies to collect revenues sufficient to cover their operating costs.

Environmental regulations for existing and future generation capacity have become stricter and require increased capital investments.  Any delay in meeting the standards constitutes a violation of the regulations.  Failure to certify the original implementation and ongoing emission standard requirements of such monitoring system may result in significant penalties and sanctions or legal claims for damages.  We expect that even more restrictive emission limits will be established in the future.  We are also subject to an annual green tax, based on our greenhouse gas emissions in the previous year, and such taxes may increase in the future, and discourage thermal electricity generation.

Changes in the regulatory framework are often submitted to the legislators and administrative authorities and, some of these changes could have a material adverse impact on our business, results of operations and financial condition.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or any breaches of regulations.

Our electricity businesses are subject to regulatory fines for any breach of current regulations, including energy supply failures.  Such fines may be imposed for a maximum of 10,000 Annual Tax Units (“UTA” in its Spanish acronym), or Ch$ 5.8 billion using the UTA as of December 31, 2018. Our electricity generation subsidiaries are supervised by local regulatory authorities and are subject to fines in cases where, in the opinion of the regulatory authority, operational failures affecting the regular energy supply to the system, including coordination issues, are the fault of the generator. Regulations establish a compensation fee to end customers when energy is interrupted more than the standard allowed time due to events or failures affecting transmission facilities. Compensation is a proportion of the energy not supplied with a minimum value between 20,000 UTA (Ch$ 11.6 billion) and the previous year’s energy sales revenues in the case of generators. Fines may also be associated with breach of regulations.

In 2015, the CDEC-SING audited GasAtacama’s thermal power plant and reported its findings to the Superintendence of Electricity and Fuels (“SEF”), which in August 2016 fined GasAtacama 10,000 UTA (Ch$ 5.8 billion) for allegedly providing inaccurate information to the CDEC-SING. In 2017, Gener and Engie, both competitors, demanded that Enel Generation pay US$ 65.8 million and US$ 160 million, respectively, as compensation for the alleged additional costs attributed to GasAtacama in the system. These costs were associated with the technical minimum capacity reported by GasAtacama at 310 MW, with a 30-hour minimum operating time that the CEN later estimated to be only 118 MW and a 2-hour minimum operating time. Further compensation claims from other market players may arise in the future and further fines to any of our plants could adversely affect our business, results of operations and financial condition.

In 2017, Enel Distribución was fined by the SEF for a total amount of 160,000 UTM (Ch$ 7.7 billion) due to various claims of infractions related to extreme inclement weather in June and July 2017.  During 2017, Enel Distribución was also fined for a total amount of 35,611 UTM (Ch$ 1.7 billion) associated with breaches of quality standards of supply.  For further information on fines, please refer to Note 36.3 of the Notes to our consolidated financial statements.

We depend on payments from our subsidiaries to meet our payment obligations.

In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries.  Such payments and distributions to us are subject to legal constraints such as dividend restrictions and fiduciary obligations.

Contractual Constraints.  Distribution restrictions included in certain credit agreements of our subsidiaries may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios.  Our credit agreements typically prohibit any type of distribution if there is an ongoing default.

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

We are involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us.  We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business. Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending lawsuits and proceedings against us.  For further information on litigation proceedings, please see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 36.3 of the Notes to our consolidated financial statements.

Construction and operation of power plants may encounter significant delays or halt and cost over-runs as well as stakeholder opposition that may damage our reputation and result in impairment of our goodwill with stakeholders.

Our power plant projects may be delayed in obtaining regulatory approvals, or may face shortages and increases in the price of equipment, materials or labor, and they may be subject to construction delays, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, and human error.  Any such event could adversely impact our business, results of operations and financial condition.

Market conditions at the time when the projects are initially approved may differ significantly from those that prevail when the projects are completed, which in some cases make such projects commercially unfeasible.  This has been the case with many of our former projects, which were initially planned under very different market conditions with higher energy prices prevailing in the market and less competition.  Deviations in these assumptions, including the estimates of the timing and expenditures related to these projects, may lead to cost over-runs and a completion time widely exceeding our initial estimates, which in turn may have a material adverse effect on our business, results of operation and financial condition.

The locations where we develop projects are sometimes highly challenging in terms of geographical topography, in some cases in mountain slopes with very limited access. These factors may also lead to delays and cost overruns. For example, Cerro Pabellón, our 48 MW geothermal plant, was built at 4,500 meters above sea level and currently we are constructing a third unit that will increase its capacity by 33MW. We may face challenges associated with high altitude construction, including health concerns, and these may affect the construction schedule and associated investment. Additionally, given the geographic location of some projects, there are archaeological risks. In 2018, 11 charges related to archaeological issues were brought against us in connection with Cerro Pabellón, of which three are considered material. They could lead to fines of up to 5,000 UTM (approximately US$ 241,765), a revocation of the Environmental Qualifications Resolution (“RCA” in its Spanish acronym) and even the shutdown of the plant. The claims result from not having implemented adequate and timely preventive measures associated with archaeological sites discovered in the grounds.

The operation of our coal-fired thermal power plants may affect our goodwill with stakeholders, due to greenhouse gas emissions, which could adversely affect the environment and local residents. In addition, communities might have their own interests and different perceptions of the company, influenced by other stakeholders or motivations unrelated to the project. If the company fails to engage with its relevant stakeholders, it may face opposition, which could adversely affect our reputation, stall operations or lead to litigation threats or action. Our reputation is the foundation of our relationship with key stakeholders.  If we are unable to effectively manage real or perceived issues that could impact us negatively, our business, results of operations and financial condition could be adversely affected.

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

Chile is vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect growth.   If Chile experiences lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts.  Any of these situations could adversely affect our results of operations and financial condition.

Financial and political events in other parts of the world could also adversely affect our business.  For example, since 2018, U.S. and China have been involved in a trade war involving protectionist measures, which increased the volatility of financial markets worldwide due to the uncertainty of political decisions.  Instability in the Middle East or in any other major oil-producing region could also result in higher fuel prices worldwide, increasing the operating cost for our thermal generation plants and adversely affect our results of operations and financial condition.

The U.S. federal government has experienced shutdowns in recent times, including the 2018—2019 U.S. government shutdown, which affected the SEC among many other federal agencies, and extended for 35 days, the longest federal government shutdown in U.S. history.  Even temporary or threatened U.S. government shutdowns could have a material adverse effect on the timing, execution and increased expense associated with our international financings and our M&A activities.

An international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new financings on the same historical terms and conditions that we have benefited from to date.  Political events or financial or other crises could also diminish our ability to access the Chilean and international capital markets or increase the interest rates available to us.  Reduced liquidity, in turn, could adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

We may be unable to enter into suitable acquisitions or successfully integrate businesses that we acquire.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future.  The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures.  If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization of expenses related to tangible assets and the diversion of management’s attention from other business concerns.  In addition, integrating acquired businesses may be difficult, expensive, time-consuming and a strain on our resources and our relationships with our employees and customers and ultimately may not be successful or achieve the benefits expected.  Any delays or difficulties encountered in connection with acquisitions and the integration of their businesses could have a material adverse effect on our business, financial condition or results of operations.

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

Any limitations on our water rights, our need for additional water rights, or our unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.  As of the date of this Report, no resolutions have been adopted and the uncertainty remains.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars.  Although a substantial portion of our operating cash flows is linked to the U.S. dollar (primarily coming from the generation business), we generally have been and will continue to be exposed to fluctuations of the Chilean peso against the U.S. dollar, which is due to time lags and other limitations to pegging our tariffs to the U.S. dollar and the potential difficulty of obtaining loans in the same currency as our operating cash flow.

Because of this exposure, the U.S. dollar value of cash generated by our subsidiaries in U.S. dollars can decrease substantially due to peso devaluations against the U.S. dollar. Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

Our long-term electricity sale contracts are subject to fluctuations in the market prices of certain commodities, energy and other factors.

In our conventional generation business, we have economic exposure to fluctuations in the market prices of certain commodities as a result of the long term electricity sales contracts into which we have entered. We have material obligations as selling parties under long term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, exchange rates and inflation. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

In our distribution business, we are also exposed to fluctuations in electricity prices.  Since 2016, some customers who had freely chosen to be subject to regulated tariffs have been switching to the unregulated tariff regime instead due to the lower prices.  These customers are tendering their electricity needs, either directly or in association with other customers, because regulated tariffs are currently higher than unregulated prices, given that the former are based on contracts tendered in the past at higher prices.  Lower market prices might reduce the number of customers that choose regulated tariffs, and customers may choose an alternative energy provider, reducing our number of customers, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel, our controlling shareholder, owns 61.9% (excluding treasury stock) of our voting shares. Enel has the power to determine the outcome of substantially all material matters that require a simple majority of shareholders’ votes in accordance with Chilean corporate law, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the adoption of our dividend policy. Enel also exercises significant influence over our business strategy and operations. Its interests, in some cases, may differ from those of our minority shareholders. Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from interests of our company or of our minority shareholders.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism that could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants and distribution assets. Our facilities may be damaged by earthquakes, fires and other catastrophic disasters arising from natural or accidental human causes, as well as acts of protest, vandalism, riot, and terrorism.  A catastrophic event could cause prolonged unavailability of our assets, disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance.  There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2018, our consolidated debt totaled Ch$ 2,479,624,032 (including Ch$ 447,317,781 in debt with EFI, a related company).

Some of our debt agreements are subject to (1) financial covenants, (2) affirmative and negative covenants, (3) events of default and (4) mandatory prepayments for contractual breaches, among other provisions.  A significant portion of our financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds and applicability with respect to subsidiaries that could give rise to such a cross default.  We incurred debt in connection with the 2018 Reorganization.  As a result, we entered into a debt agreement and we issued US$ 1 billion in bonds in the U.S that are subject to cross default provisions.  In addition, since April 2018, we consolidate EGP Chile’s debt and we may incur in additional debt in the future, which may increase our debt leverage and associated financial risk.

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

We depend on transmission facilities owned and operated by other unaffiliated companies to deliver the electricity we sell.  This dependence exposes us to several risks.  If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity, as has been the case of some of our solar and wind power plants located in northern Chile.  If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient.  If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results.  The construction of new transmission lines may take longer than in the past, mainly because of social and environmental requirements that are creating uncertainty as to the time of project completion.

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

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees or if we are unable to retain key employees.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed on a regular basis.  Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms we view as unfavorable.  Chilean law provides legal mechanisms for judicial authorities to impose a collective bargaining agreement if the parties are unable to come to an agreement, which may materially increase our costs beyond what we have budgeted.

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees, could adversely impact our business, results of operations and financial condition as well as our reputation.

The relative illiquidity and volatility of the Chilean securities markets could adversely affect the price of our common stock and ADS.

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

All of our operations are located outside of the United States.  All of our directors and officers reside outside of the United States and substantially all of their assets are located outside the United States.  If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States, against them in United States or Chilean courts.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Interruption or failure of our information technology, control and communications systems or cyberattacks to or cybersecurity breaches of these systems could have a material adverse effect on our business, results of operations and financial condition.

We operate in an industry that requires the continued operation of sophisticated information technology, control and communications systems (“IT Systems”) and network infrastructure.  In addition, we use our IT Systems and infrastructure to create, collect, use, disclose, store, dispose of and otherwise process sensitive information, including company data, customer data, and personal information regarding customers, employees and their dependents, contractors, shareholders and other individuals. In our generation business, IT Systems are critical in controlling and monitoring our power plants’ operations, maintaining generation and network performance, generating invoices to bill customers, achieving operating efficiencies and meeting our service targets and standards.  Our distribution business increasingly relies on IT Systems to monitor smart grids, billing processes for millions of customers and customer service platforms. The operation of our generation and distribution systems is dependent not only on the physical interconnection of our facilities with the electricity network infrastructure, but also on communications among the various parties connected to the network.  The reliance on IT Systems to manage the information and communication among and between those parties has increased significantly since the deployment of intelligent grids.

Our generation and distribution facilities, IT Systems and other infrastructure, as well as the information processed in our IT Systems could be affected by cybersecurity incidents, including those caused by human error. Our industry has begun to see an increase in the volume and sophistication of cyber security incidents from international activist organizations, nation states and individuals, being among the emerging risks identified in our planning process. Cybersecurity incidents could harm our businesses by limiting our generating and distributing capabilities, delaying our development and construction of new facilities or capital improvement projects to existing facilities, disrupting our customer operations or exposing us to liability. Our generation and distribution systems are part of an interconnected system. Therefore, a disruption caused by the impact of a cybersecurity incident in the electric transmission grid, network infrastructure, fuel sources or our third party service providers’ operations could also negatively impact our business.

In addition, our business requires the collection and retention of personally identifiable information of our customers, employees and shareholders, who expect that we will adequately protect the privacy of such information. Cybersecurity breaches may expose us to a risk of loss or misuse of confidential and proprietary information. A significant theft, loss, or fraudulent use of personally identifiable information may lead to potentially large costs associated with notifying and protecting the impacted persons, and/or could cause us to become subject to significant litigation, costs, liability, fines, or penalties, any of which could materially and adversely affect our results of operations, as well as our reputation with customers, shareholders and regulators, among others. In addition, we may be required to incur significant costs associated with governmental actions in response to such intrusions or to strengthen our information and electronic control systems.

The cybersecurity threat is dynamic and evolves continually and, in the electricity industry, is increasing in sophistication, magnitude and frequency.  There can be no assurance that we can implement adequate preventative measures or accurately assess the likelihood of a cyber-incident. We are unable to quantify the potential impact of cybersecurity incidents on our business and our reputation. These potential cybersecurity incidents and corresponding regulatory action could result in a material decrease in revenues and may result in significant additional costs, including penalties, third party claims, repair costs, additional insurance expense, litigation costs, notification and remediation costs, security costs and compliance costs. While we maintain property and casualty insurance, there can be no assurance that liabilities or losses we may incur, including as a result of cybersecurity litigation, will be covered under such policies or that the amount of insurance will be adequate.

Item 4.   Information on the Company

A.                                                     History and Development of the Company.

We are a publicly held limited liability stock corporation organized on March 1, 2016 under the laws of the Republic of Chile. Since April 2016, we have been registered in Santiago with the CMF under Registration No. 1139.  We are also registered with the SEC under the commission file number 001-37723. Our full name is Enel Chile S.A. and we are also known commercially as “Enel Chile”.

Enel beneficially owned 61.9% (excluding treasury stock) of our Company as of December 31, 2018. Our shares are listed and traded on the Chilean Stock Exchanges and our ADSs are listed and traded on the NYSE.

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
email:	nicolas.billikopf@enel.com
Telephone:	(56-2) 2353-4628
Web site:	www.enelchile.cl

The information contained on or linked from our internet website is not included as part of, or incorporated by reference into this Report.  The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at http://www.sec.gov.

We are an electric utility company engaged, through our subsidiaries and affiliates, in the generation, transmission and distribution of electricity businesses in Chile.  As of December 31, 2018, we had 7,463 MW of installed capacity and 1.9 million distribution customers.  Our installed capacity is comprised of 48 generation facilities, of which 48% are hydroelectric power plants.  As of December 31, 2018, we had consolidated assets amounting to Ch$ 7,488 billion and operating revenues of Ch$ 2,457 billion.

We have been known as Enel Chile since the 2016 Reorganization described further below.  However, we trace our origins to Compañía Chilena de Electricidad Ltda. (“CCE”), which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating back to 1919.  Following nationalization of CCE in the 1970s, during the 1980s, the Chilean electric utility sector was reorganized through the Chilean Electricity Law, known as Decree with Force of Law No. 1 of 1982 (“DFL1”).  CCE’s operations were divided into one generation company, a currently unrelated company, and two distribution companies, one with a concession in the Valparaíso Region, and the other, our predecessor company, with a concession in the Santiago Metropolitan Region.  From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization.  In August 1988, our predecessor company changed its name to Enersis S.A. (“Enersis” and currently known as Enel Américas S.A.) and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A (“Chilectra” and currently known as Enel Distribución Chile S.A.). In the 1990s, Enersis diversified into electricity generation through increasing equity stakes in Endesa Chile S.A. (currently known as Enel Generación Chile S.A.).

The 2016 Reorganization

During 2016, we completed a corporate reorganization to separate Enersis’s Chilean businesses from its non-Chilean businesses (the “2016 Reorganization”).

The 2016 Reorganization involved the separation of the respective Chilean and non-Chilean electricity generation, transmission and distribution businesses of Endesa Chile, Chilectra and Enersis by means of a “demerger” under Chilean law and the subsequent distribution of the shares of the newly created entities to each company’s respective shareholders (collectively, the “Spin-Offs”).  The “demerger” or separation of the businesses occurred on March 1, 2016 and the Spin-Offs were effective in April 2016, with the creation and public listing of the shares of the newly incorporated entities: (i) Enersis Chile S.A., which held the Chilean businesses of Enersis, (ii) Endesa Américas S.A., which held the non-Chilean businesses of Endesa Chile, and (iii) Chilectra Américas S.A., which held the non-Chilean businesses of Chilectra.  The 2016 Reorganization also involved the merger between the companies holding the non-Chilean assets.  The merger became effective on December 1, 2016 and merged Endesa Américas S.A. and Chilectra Américas S.A. with and into Enersis Américas S.A. (currently Enel Américas S.A.), with the latter continuing as the surviving company.

As part of this process, we changed our name from Enersis Chile S.A. to Enel Chile S.A. on October 18, 2016.  That same date, (i) Endesa Chile changed its name to Enel Generación Chile S.A.; and (ii) Chilectra changed its name to Enel Distribución Chile S.A.

The 2018 Reorganization

On August 25, 2017, we proposed a corporate reorganization (the “2018 Reorganization”) to consolidate Enel’s conventional and non-conventional renewable energy businesses in Chile under our company, Enel Chile, Enel’s only vehicle to invest in Chile.  The 2018 Reorganization involved the following transactions:

•                  a cash tender offer by Enel Chile of all outstanding shares of common stock (including ADSs) of Enel Generation.  The tender offer was subject to the condition that the tendering holders of Enel Generación shares and ADSs use Ch$236 of the Ch$590 tender offer consideration for each Enel Generation share and Ch$7,080 of the Ch$17,700 tender offer consideration for each Enel Generation ADS to subscribe for shares of our common stock at a subscription price of Ch$82 per Enel Chile share (or Ch$2,460 per Enel Chile ADS);

•                  a capital increase to make available a sufficient number of shares of common stock of Enel Chile to deliver to tendering holders of Enel Generation shares and ADSs to satisfy all conditions precedent; and

•                  a merger pursuant to which Enel Green Power Latin América S.A. (“EGPL”) merged into Enel Chile.  EGPL was a closely held stock corporation organized under the laws of the Republic of Chile.  Before the 2018 Reorganization, EGPL was a member of the Enel Green Power group of companies.  Enel Green Power is a transnational company dedicated to electricity generation with renewable resources, which in turn is controlled by Enel.  EGPL was a renewable energy generation holding company engaged, through its wholly owned subsidiary Enel Green Power Chile Ltda. (“EGP Chile”), in the electricity generation business in Chile.

The different steps of the 2018 Reorganization were approved by the respective shareholders of Enel Chile, Enel Generation and EGPL at their extraordinary shareholders’ meetings held on December 20, 2017.  The tender offer occurred between February 16, 2018 and March 22, 2018, the preemptive rights offering in connection with the capital increase took place between February 15, 2018 and March 16, 2018 and the 2018 Reorganization, in the aggregate, was completed and effective on April 2, 2018.

As a result of the consummation of the 2018 Reorganization, we increased our economic interest in Enel Generation from 60% to 93.6% economic interest, we continue to own 99.1% of Enel Distribución and EGP Chile is wholly-owned.  Currently, we consolidate the Chilean conventional and renewable electricity generation business through Enel Generation, the Chilean electricity distribution business through Enel Distribución and the Chilean non-conventional renewable electricity generation business through EGP Chile.  Enel remains as our parent company and our majority shareholder owning 61.9% (excluding treasury stock) of our Company.

During the last few years, our business strategy has focused on our core business.  We have increased our shareholdings in subsidiaries related to electricity generation, divested certain non-strategic assets and reduced the number of our companies, simplifying our corporate structure, mainly through mergers.

We have conducted the following sales of non-core assets over the past three years:

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

In order to simplify our corporate structure, we have continued to reduce the number of our companies over the last three years:

•                           During 2016, Inversiones GasAtacama Holding Ltda. merged into Celta, which later merged into GasAtacama, the surviving company on November 1, 2016.  Celta was our investment vehicle through which we owned the San Isidro thermal plants, the Pangue hydroelectric plant and the Tarapacá thermal generation facility, in addition to our interest in Central Eólica Canela S.A., which owns the Canela wind farms.

•                           On November 9, 2017, GasAtacama purchased the 25% minority interest of Central Eólica Canela S.A, which was dissolved on December 22, 2017.  Our economic interest in GasAtacama was 93.7% as of December 31, 2018.

EGP Chile

EGP Chile currently has 20 operational power plants with a total installed capacity of 1,189 MW consisting of 92 MW of hydroelectric power, 564 MW of wind power, 492 MW of solar power, and 41 MW of geothermal power.

In 2015, EGP Chile focused on continued growth as well as maintenance of existing facilities impacted by natural disasters.  In particular, it rebuilt the Diego de Almagro solar power plant after it was damaged by floods, as well as the Talinay Oriente and Talinay Poniente wind plants which were damaged by an 8.4-magnitude earthquake in Northeast Chile.  A volcanic eruption in Southern Chile also affected plant operations.  That year, EGP Chile also began construction on the Cerro Pabellón geothermal plant (the first in South America at 4,500 meters above sea level), the Los Buenos Aires and Renaico wind farms, and the Pampa Norte solar plant.  By the end of 2015, EGP Chile totaled 606 MW of installed capacity and completed construction of the Carrera Pinto solar plant.  In 2016, EGP Chile began operating the La Silla solar plant and began construction on the Sierra Gorda Este wind plant and by the end of that year, it reached its goal of 1 GW of installed capacity in Chile, well before the 2017 target.

During 2017, Cerro Pabellón geothermal plant start operation adding 48 MW to the total installed capacity, consolidating us as the Chilean multi-technology leader with a very well diversified portfolio of renewable energy.  EGP Chile has become a leader in Chile’s renewable energy market (in terms of installed capacity) with a mixed portfolio of wind, solar, hydroelectric and geothermal power.

Enel X Chile

On September 7, 2018, we formed a new wholly-owned subsidiary, Enel X Chile SpA (“Enel X Chile”), to develop, implement and sell products and services that incorporate innovation and cutting-edge technology and are different from the sale of energy or concessioned energy distribution.  Enel X Chile expects to offer turnkey projects for municipalities and other public and governmental entities, industrial or residential customer appliances such as photovoltaic systems, heating ventilation air conditioning, led lighting, projects related to energy efficiency, and the development of public and private electric mobility and charging infrastructure, in all cases including customers outside of our concession area.  As of December 31, 2018, we supported installation of over 40 public charge stations, some of which located outside the Metropolitan Region concession area.  In addition, we are offering smart charging solutions, including household devices or office devices having a load capacity of 2 to 4 times faster than a conventional plug.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries, in order to optimize debt and liquidity management. Generally, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. One of our goals is to focus on investments that will provide long-term benefits and sustainability initiatives. On the other hand, in the distribution business we will continue investing with the aim to allow the connection of new customers, increase the quality of our service and in new technologies (such as smart meters) to automate our networks. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on the distribution business, related to network reliability, capacity improvement and new technology developments such as smart meters.

For the 2019-2021 period, we expect to make capital expenditures of Ch$ 1,355 billion in our subsidiaries, related to investments currently in progress, maintenance of our distribution network and generation plants and in studies required to develop other potential generation and distribution projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Projects Under Development”.

The table below sets forth the expected capital expenditures for the 2019-2021 period and the capital expenditures incurred in 2018, 2017 and 2016:

	Estimated 2019-2021	2018	2017	2016
	(in millions of Ch$)
Capital Expenditure(1)	1,355,018	300,539	266,030	222,386

(1)           Capex amounts represent effective payments for each year, except for future projections.

While our planned investments go beyond the three years highlighted in this table, we are reporting three years to be aligned with Enel’s three-year industrial plan that was disclosed in November 2018.  For further information, please refer to “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” and “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations”.

Capital Expenditures in 2018, 2017 and 2016

Our capital expenditures in the last three years were principally related to the optimization of the 350 MW Bocamina II power plant, improvements to the Tarapacá coal-fired power plant, the construction of the 150 MW Los Cóndores power plant and maintenance of our current power plants.  Investments related to the Bocamina II and Tarapacá power plants focused on making improvements to reduce environmental impact.  These improvements were the consequence of environmental injunctions in the case of Bocamina II and new environmental regulations in the case of Tarapacá.  The improvements to Bocamina II were completed in 2018, while those of Tarapacá in 2017.  During 2018, we also concluded investments associated with the 48 MW Cerro Pabellón power plant, the first geothermal plant in South America.

In 2018, our investments in the distribution business were focused on connections of new customers, reinforcing feeders mainly to increase our service quality, increasing the capacity of our substations, automatization of our systems through the installation of control remote devices and smart meters for residential customers.

In our generation business, material plans in progress include Los Cóndores project, which began construction in 2014 with completion expected during 2020. For further detail of the Los Cóndores project, please see “Item 4. Information on the Company — D. Property, Plant and Equipment. — Projects Under Construction.”

In our distribution business, we plan to continue to expand our services, control energy losses and increase our quality of service in order to improve the efficiency of our facilities, profitability of our business and increase our capacity to satisfy our growing number of customers and their increasing demands.

A portion of our capital expenditures is reserved for maintenance, and for the assurance of quality and operational standards of our facilities.  Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.                                                     Business Overview.

We are a publicly held limited liability stock corporation that operates in Chile. Our core business is electricity, both generation and distribution. We conduct our business through Enel Generation and Enel Distribution, and their respective subsidiaries.

We also participate in other activities but that are not core businesses and represent less than 1% of our 2018 revenues. We do not report them as separate business segment in this Report nor in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,
Revenues	2018	2017	2016	Change 2018 vs. 2017
	(in millions of Ch$)			(in %)
Generation	1,580,653	1,634,937	1,659,727	(3.3)
Distribution	1,263,224	1,326,659	1,315,761	(4.8)
Other businesses and intercompany transaction adjustments	(386,716)	(438,618)	(433,921)	(11.8)
Total revenues	2,457,161	2,522,978	2,541,567	(2.6)

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 35 of the Notes to our consolidated financial statements.

Electricity Generation Business Segment

We, through our subsidiary Enel Generation, in which we hold a 94% economic interest as of the date hereof, are a generation operator in the SEN, representing 34.2% of the electricity market share in 2018.

As of December 31, 2018, we accounted for 31.5% of the SEN’s total generation capacity, measured by the installed capacity, according to figures published by the National Electricity Coordinator (“CEN” in its Spanish acronym). Hydroelectric, thermal, solar, wind and geothermal power represent 47.5%, 36.7%, 6.6%, 8.6% and 0.5% of our total installed capacity in Chile, respectively.

For additional detail on our historical capacity, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the information relating to our capacity, electricity generation and energy sales:

ELECTRICITY DATA

	Year ended December 31,
	2018	2017	2016
Number of generating units(1) (2)	1,030	111	111
Installed capacity (MW)(3)	7,463	6,351	6,351
Electricity generation (GWh)	20,046	17,073	17,564
Energy sales (GWh)	24,369	23,356	23,689

(1)                  For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generation Companies.”

(2)                  The increase in the number of generating units from 2017 to 2018 is the result of including the EGP Chile solar plants, since each inverter element is considered a generating unit.

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

Our consolidated electricity generation was 20,046 GWh in 2018 and our sales were 24,369 GWh, which represents a 17% and 4% increase, when compared to 2017, respectively.

Dividing the electricity generation business into hydroelectric, thermoelectric and other generation is customary in the electricity industry, because each generation type has significantly different variable costs. Thermoelectric generation, for instance, requires the purchase of fuel, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers that normally has minimal variable costs. Of our total consolidated generation in 2018, 56.8% was from hydroelectric sources, 31.3% was from thermal sources and 11.9% was from solar and wind energy.

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2018		2017		2016
	Generation	%	Generation	%	Generation	%
Hydroelectric	11,395	56.8	9,652	56.5	9,078	51.7
Thermal	6,268	31.3	7,292	42.7	8,379	47.7
Other generation(1)	2,384	11.9	129	0.8	107	0.6
Total generation	20,046	100	17,073	100	17,564	100

(1)                  Other generation refers to the generation from wind and solar energy.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2018		2017		2016
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	15,645	64.2	17,029	72.9	18,516	78.2
Unregulated customers	7,549	31.0	5,586	23.9	4,321	18.2
Total contracted sales(1)	23,194	95.2	22,615	96.8	22,838	96.4
Electricity pool market sales	1,174	4.8	742	3.2	852	3.6
Total electricity sales	24,369	100	23,356	100	23,689	100

(1)                  Includes sales to distribution companies not backed by contracts.

Dividing sales by customer type in terms of regulated and unregulated customer is useful in managing and understanding the business. We sell electricity to regulated customers through distribution companies and to unregulated customers directly. The sales to distribution companies to supply the distributors’ regulated customers, that is, either residential, commercial or others, are classified as regulated sales and are subject to government regulated electricity tariffs. The sales of generation companies to distribution companies to supply the distributors’ unregulated customers are also classified as unregulated sales and are also governed by contracts at a freely negotiated prices and terms. We directly sell to large commercial and industrial customers and other generators are classified as unregulated sales and are generally governed by contracts with freely negotiated prices and terms. Finally, pool market sales are the sales that take place when generation companies are dispatched by the CEN in excess of their contractual obligations and therefore must sell their surplus electricity in the pool market, or when the generators electricity dispatched is less than their contractual commitments with their customers and therefore must purchase the deficit in the pool market. These purchase and sale transactions among electricity companies are normally carried out in the pool market at the spot price, and do not require a contractual agreement.

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

In 2022, distribution company contracts awarded in the August 2016 auction will come into effect and therefore the tariffs of our regulated contracts will decrease by 6% as a consequence of the lower prices offered by NCRE providers in the energy auction for distribution companies.  In 2024, contracts awarded in the November 2017 auction will come into effect with an average price of US$ 32.5 per MWh, which is 31% lower than the average price of the previous tender process.  We routinely participate in energy bids and we have been awarded long-term energy sale contracts that incorporate the expected variable costs considering changes to the most relevant variables.  These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income.

In November 2017, the outcome of the latest bidding process was announced.  This process tendered 2,200 GWh per year to be delivered between 2024 and 2043. The total amount of energy tendered was based on renewable energy offers, thus representing a milestone in the industry.  We, through Enel Generation, were awarded 54% of the tender, corresponding to 1.2 TWh at an average price of US$ 34.7 per MWh with a mix of wind, solar and geothermal generation, these prices are 6.8% higher than the average price.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low hydrology, the amount of our thermal generation increases. This involves an increase in the amount of fuel required and the costs of its transportation to the thermal generation power plants. Under dry conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate. Therefore, to satisfy our contractual commitments, we may be required to purchase electricity in the pool at spot market prices. The cost of these purchases at spot prices, under certain circumstances, may exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any given year by limiting our contractual sales requirements to a quantity that does not exceed our estimated electricity production in a dry year. We consider the available statistical information concerning rainfall, mountain snow and ice and when they are expected to melt, hydrological levels, and the capacity of key reservoirs to determine our estimated production for a dry year. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Seasonality

While our core business is subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, materially affect our operating results and financial condition.

The generation business is affected by seasonal changes throughout the year. During normal hydrological years, snowmelts typically occur during the warmer months of October through March. These snowmelts increase the level of water in our reservoirs. The months with most precipitation are typically May through August.

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

Operations

We own and operate a total of 48 generation power plants in Chile both directly and through our subsidiaries, EGP Chile, GasAtacama and Pehuenche. Of these generation power plants, 18 are hydroelectric, with a total installed capacity of 3,548 MW, representing 48 % of our total installed capacity in Chile. There are 11 thermal generation power plants (including a geothermal power plant) that operate with gas, coal or oil with a total installed capacity of 2,781 MW, representing 37 % of our total installed capacity in

Chile. There are 9 wind powered generation power plants with an aggregate installed capacity of 642 MW, representing 9% of our total installed capacity in Chile. There are 10 solar powered generation power plants with an aggregate installed capacity of 492 MW, representing 7% of our total installed capacity in Chile. On November 21, 2017, the integration of the SIC and the SING into one interconnected system was completed and resulted in the creation of the SEN, a new national interconnected system that extends from Arica in the north of Chile to Chiloé in the south of Chile.

For information on the installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total gross electricity generation in Chile accounted for 27.8 % of total gross electricity generation in Chile during 2018.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2018	2017	2016
Enel Generation	11,314	10,976	11,538
EGP Chile(1)	2,673	—	—
Pehuenche	2,794	2,443	2,369
GasAtacama	3,265	3,654	3,657
Total	20,046	17,073	17,564

(1)                  Includes all of EGP Chile’s subsidiaries

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2018		2017		2016
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,101	55.4	9,392	55.0	8,815	50.2
Thermal generation	6,268	31.3	7,292	42.7	8,379	47.7
Wind generation — NCRE(1)(3)	1,352	6.7	129	0.8	107	0.6
Mini-hydro generation — NCRE(2)	293	1.5	260	1.5	263	1.5
Solar generation — NCRE(2)	872	4.4	—	—	—	—
Geothermal generation — NCRE(2)	159	0.8	—	—	—	—
Total generation	20,046	100	17,073	100	17,564	100

(1)                  For 2017, electricity generated by the Canela I and Canela II wind farms.

(2)                  For 2017, electricity generated by the Palmucho and the Ojos de Agua mini-hydroelectric plants.

(3)                  Includes all EGP Chile wind farms.

Water Agreements

Water agreements refer to the right of a user to utilize water from a particular source, such as a river, stream, pond or groundwater. In times of good hydrological conditions, water agreements are generally not complicated or contentious. However, in times of poor hydrological conditions, water agreements protect our right to use water resources for hydroelectric generation.

Through our subsidiaries, we have three agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently.  Two of them are agreements between Enel Generation and the Chilean Water Works Authority (“DOH” in its Spanish acronym) and are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. Enel Generation signed the first agreement with the DOH related to Laja Lake and Maule Lagoon on October 24, 1958 and September 9, 1947, respectively.

After four years of studies and dialogue with different sectors making use of water from the Laja Lake, on November 16, 2017, the Operation and Recovery of Laja Lake Agreement was signed, which complements the agreement signed with DOH in 1958. This agreement provides reasonable irrigation security to irrigators in the area, giving priority to extractions for irrigation when the reservoir is at low levels, which are also used by generation. It also contemplates the use of a certain volume of water to maintain the scenic beauty of Salto del Laja, a well-known tourist attraction in the area. It also significantly improves the flexibility in the use of water, eliminating most of the restrictions that existed in the form of water extraction, replacing it by annual volumes that will manage irrigation and generation according to their needs. Another agreement was signed in October 2018 between our subsidiary Pehuenche and the irrigators of the Maule Lagoon Monitoring Board to optimize the use of water during drought periods.  These agreements allow us to use the water more efficiently and to avoid further litigation with the local community, especially with farmers.

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

The LNG contract is the largest supply contract and is based on long-term agreements between us and Quintero LNG Terminal for regasification services and British Gas for supply. Our LNG Sale and Purchase Agreement is in force through 2030 and is indexed to the Henry Hub/Brent commodity prices. During 2018, the Quintero LNG Terminal unloaded 44 shipments, with a content equivalent to 3,523 million cubic meters of natural gas, of which 1,096 million cubic meters corresponded to Enel Generation for its generation and commercialization requirements.

Regarding the supply of natural gas, a milestone was achieved during the last quarter of 2018. In a new environment of cooperation and promotion of energy integration by governments and private actors in Argentina and Chile, and after eleven years of interrupted supply gas supply, it was possible to reactivate the import of natural gas from Argentina. In this context, Enel Generation signed interruptible supply agreements for natural gas with YPF and Total Austral and the corresponding export permits were obtained in Argentina, allowing the supply of natural gas to begin on December 28, 2018, to be used in the operation of the San Isidro power plant.

The agreement of the Nueva Renca thermal power plant that were entered into by AES Gener and subsequently by Empresa Eléctrica Santiago (currently known as Empresa de Mercado Eléctrico S.A.), allowed natural gas to be available to Nueva Renca in 2010. With this availability, the electrical energy produced by Nueva Renca, which was approximately 0.5 TWh, accounted for the electrical energy balance of Enel Generation and helped to reduce our spot energy purchases.

From the point of view of gas commercialization, during 2018, Enel Generation had five LNG shipment sales transactions, including the sale to Enel Trade of two LNG shipments with delivery to the United Kingdom, continuing international trading transactions for shipments under the contract with BG Global Energy Ltda. in relevant international markets, outside of Latin America.

In addition, Enel Generation, together with ENAP and Agesa, implemented a new agreement for the export of natural gas from the Quintero LNG Terminal to Argentina with Empresa Nacional de Energía Argentina in 2018. Gas shipments totaled 90.6 million cubic meters, of which Enel Generation contributed 55% of the total exported volume.

In 2018, the Terminal Use Agreement signed with GNL Mejillones allowed the unloading of an LNG shipment at this terminal. This agreement allowed the renewal of gas purchase agreements with important mining and industrial customers in the north of Chile, making of Enel Generation the main industrial gas trader in the north of Chile, in addition to having volumes of this gas available to Enel Generation thermal units connected to the northern gas pipeline network (Taltal and GasAtacama).

In relation to the commercialization of LNG by trucks, 2018 was marked by a 30% increase compared to 2017. During 2018, new agreements were reached that will allow distribute natural gas to two new cities.

With respect to coal-based power plant operations, during 2018, 1,037 kilotons of coal were consumed by Tarapacá and Bocamina power plants. This consumption was equivalent of 2.3 TWh of energy generated by Bocamina 2, 0.6 TWh generated by Bocamina and 0.01 TWh generated by Tarapacá.

Generation from NCRE sources

Under Chilean law, electricity generation companies must derive a minimum amount of their energy sales from NCRE. This minimum amount depends on the date of execution of the sale contract and ranges from zero, for those signed prior to 2007, to 20% for those signed starting in July 2013. Currently, our Canela wind farms, Ojos de Agua mini-hydroelectric plant, 40% of the installed capacity of our Palmucho mini-hydroelectric plant, as well as most of EGP Chile’s power plants (except Pullinque y Pilamiquén power plants) qualify as NCRE facilities.

Electricity sales and generation

The SEN’s electricity sales increased 4.3% during 2018 compared to 2017, as set forth in the following table:

ELECTRICITY SALES PER SYSTEM (GWh)

	Year ended December 31,
	2018(1)	2017	2016
Electricity sales in the SIC	—	—	50,516
Electricity sales in the SING	—	—	16,960
Total electricity sales (SEN)	71,179	68,256	67,476

(1)         On November 21, 2017, the SIC and the SING were integrated into one interconnected system and resulted in the creation of SEN.

Our electricity sales reached 24,369 GWh in 2018, 23,356 GWh in 2017 and 23,689 GWh in 2016, which represented a 34.2%, 34.2% and 35.1% market share, respectively. The energy purchases to comply with our contractual obligations to third parties decreased by 31% in 2018 when compared to 2017 primarily due to the fact that (i) EGP Chile’s purchases are not included in the total since they are considered as intercompany sales, and (ii) to lower energy available in the contract with Nueva Renca, which is also included in this total.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2018		2017		2016
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	20,046	82.3	17,073	73.1	17,564	74.1
Electricity purchases	4,323	17.7	6,283	26.9	6,125	25.9
Total	24,369	100	23,356	100	23,689	100

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

In 2018, 2017 and 2016, we had 294, 152 and 46 customers, respectively. This significant increase in 2018 is mainly due the increase in the number of unregulated customers. Regulated customers of a certain size may use their option to become unregulated customers in order to benefit from the current market situation, which offers lower prices than would be paid as regulated customers. In 2018, our customers included 20 regulated customers and 274 unregulated customers.

The most significant supply contracts with regulated customers are with our subsidiary Enel Distribution and with Compañía General de Electricidad S.A. (“CGE”), an unaffiliated entity. These are the two largest electricity distribution companies in Chile in terms of sales.

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

For the year ended December 31, 2018, our principal distribution customers were (in alphabetical order): Enel Distribution. Grupo CGE, Grupo Chilquinta and Grupo Saesa.

Our principal unregulated customers were (in alphabetical order): Compañia Minera Doña Inés de Collahuasi SCM, Enel Distribution, Empresa CMPC S.A., Minera Valle Central S.A. and SCM Minera Lumina Copper Chile.

Electricity generation companies compete largely based on price, technical experience and reliability. In addition, because 48% of our installed capacity connected to the SEN is hydroelectric, we have lower marginal production costs than companies whose installed capacity is primarily thermal. Our installed thermal capacity benefits from access to gas from the Quintero LNG Terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermal generators at spot prices in order to comply with our contractual obligations.

Electricity Distribution Business Segment

Through our subsidiary Enel Distribución, in which we have a 99.1% economic interest, we are one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets and energy sales.

We operate in a concession area of 2,105 square kilometers, under an indefinite concession granted by the Chilean government. We transmit and distribute electricity in 33 municipalities in the Santiago metropolitan region. Our service area is primarily defined as a densely populated area under the Chilean tariff regulations, which govern electricity distribution companies and includes all residential, commercial, industrial, governmental electricity customers, and toll customers. The Santiago metropolitan region, which includes the capital of Chile, is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. As of December 31, 2018, we distributed electricity to approximately 1.9 million customers. Energy losses were 5.0% in 2018, 5.1% in 2017 and 5.3% in 2016.

For the year ended December 31, 2018, residential, commercial, industrial and other customers, who are primarily municipalities, represented 28%, 30%, 13%, and 28%, respectively, of our total energy sales of 16.782 GWh, which is an increase of 2.1% in comparison with the same period in 2017.

The following table sets forth our principal operating data for each of the periods indicated:

	Year ended December 31,
	2018	2017	2016
Electricity sales (GWh)	16,782	16,438	15,924
Residential	4,702	4,676	4,442
Commercial	5,107	5,271	5,075
Industrial	2,202	2,451	2,536
Other customers(1)	4,771	4,039	3,871
Number of customers (thousands)	1,925	1,882	1,826
Residential	1,725	1,686	1,634
Commercial	149	146	142
Industrial	13	13	13
Other customers	39	38	37
Energy purchased (GWh)(2)	17,718	17,373	16,803
Total energy losses (%)(3)	5.0	5.1	5.3

(1)                  The data for other customers includes tolls.

(2)                  During 2018, 2017, and 2016, Enel Distribution acquired from Enel Generation 37%, 39% and 38%, respectively, of its electricity purchases.

(3)                  Energy losses are calculated as the percent difference between energy purchased and energy sold excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise from illegally tapped lines as well as technical losses.

Enel Distribution’s tariff review process, which set the tariffs for the 2016-2020 period, was finalized in August 2017.  The new tariffs were applied retroactively as of November 2016 and the review did not have a significant effect on Enel Distribution’s tariffs.

For the year ended December 31, 2018, the collection rate was 98.6%, compared to 99.6% during the same period in 2017.

For the supply to regulated distribution customers, Enel Distribución has entered into contracts with the following generation companies: Enel Generation., AES Gener S.A., Colbún S.A. and others companies.

In 2017, the distribution companies of the former SIC jointly submitted a 2,200 GWh/year bid for the period of 2024 through 2043. In November 2017, the following generation companies were awarded the most relevant amounts of the bid companies: Enel Generation, Energía Renovable Verano Tres SpA, Cox Energía SpA, Atacama Energy Holdings S.A. and Atacama Solar S.A.

For the supply to unregulated distribution customers, Enel Distribution has contracts with the following generation companies:  Parque Eólico Los Cururos Ltda., Latin América Power, Orazul Energy Duqueco SpA., Enel Generation., Empresa Electrica Puntilla S.A. and KDM.

Seasonality

The distribution business is directly influenced by seasonal changes in energy demand. Although the price at which a distribution company purchases electricity can change seasonally and has an impact on the price at which it is sold to end users, it does not have an impact on our profitability since the cost of electricity purchased is passed to end users through tariffs that are set for multi-year periods. In general, moderate temperatures reduce the need for electric heating and air conditioning. During 2018, the effects of low temperatures (especially during winter) positively impacted our residential customers’ per capita consumption, which represented 28% of our electricity distribution during 2018.

ELECTRICITY INDUSTRY STRUCTURE AND REGULATORY FRAMEWORK

1. Overview and Industry Structure

In the Chilean Electricity Market, there are four categories of local agents: generators, transmitters, distributors and large customers.

The following chart shows the relationships among the various participants in the Chilean electricity market:

The Chilean electricity sector is physically divided into three main networks, the SEN and two smaller isolated networks (Aysén and Magallanes).  The SEN was created after the integration of the SIC and the SING that took place in November 2017 and extends from Arica in the north to Chiloé in the south. The CEN (Coordinador Eléctrico Nacional), a centralized dispatch center, coordinates the SEN’s operation.  Until the interconnection of the SIC and SING in 2017, each system was coordinated by its respective dispatch center, the CDEC-SIC and the CDEC-SING.

The industry’s three business segments: generation, transmission and distribution, must operate in an interconnected and coordinated manner in order to supply electricity to final customers at the minimum cost and within the standards of quality and security required by the industry’s rules and regulations.

i)                                        Generators:

Generators supply electricity to end customers using the lines and substations that belong to transmission and distribution companies. The generation segment operates competitively and does not require a concession granted by the authority. Generators may sell their energy to unregulated customers, and to other generation companies through contracts at freely negotiated prices, or they may sell to distribution companies to supply regulated customers through contracts governed by bids.

The operation of electricity generation companies is coordinated by the CEN, with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time.  Any differences between electricity production and generators’ contracted sales are sold in the spot market at a price equal to the hourly marginal cost of the system.

ii)                                    Transmitters:

Transmission companies own lines and substations with a voltage above 23 kV flowing from generators’ production points to the centers of consumption or distribution, charging a regulated toll for the use of their installations. The transmission segment is a natural monopoly subject to special industry regulations, including antitrust legislation.  Tariffs are regulated, and access must be open and guaranteed under nondiscriminatory conditions.

iii)                                Distributors:

Distribution companies supply electricity to end customers using electricity infrastructure with less than 23 kV.   The distribution segment is a natural monopoly subject to special industry regulations as well, including antitrust legislation.  The electricity network is open access and tariffs of distribution are regulated.  Distribution companies have the obligation to provide electricity to the regulated customers within their concession area and at regulated prices.  They may sell to unregulated customers through contracts at freely negotiated prices.

Furthermore, customers are classified according to their demand as “regulated” or “unregulated.” Certain customers have the choice to be either regulated or unregulated, and therefore subject to the respective price regime.  Demand requirements to qualify as regulated or unregulated customer are described below under “—3. Generation Segment — Dispatch, Customers and Pricing”.

2. Electricity Law and Authorities

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government.  This goal is achieved by establishing objective criteria for setting prices that provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity in the system to all who request it.

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

The Ministry of Energy is the main authority in the energy industry since February 1, 2010.  The Ministry of Energy elaborates and coordinates plans, policies and standards for the proper operation of the sector and the development of the industry in Chile.

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

The Energy Sustainability Agency was created in 2018 and replaced the Energy Efficiency Agency that is in charge of promoting energy efficiency.

Additionally, the law provides for a “Panel of Experts,” whose main responsibility is to acts as a court, issuing enforceable resolutions in disputes related to subjects referred to by DFL 4, and other electricity related laws.  This panel is comprised of professional experts, all of whom are elected every six years by the antitrust government agency, Tribunal de la Libre Competencia (“TDLC” in its Spanish acronym).

The CEN is an independent entity in charge of coordinating the operation of the electricity system with the following objectives:

i)                                         maintain service security;

ii)                                      guarantee the efficient operation of the facilities connected to the system; and

iii)                                   guarantee open access to all transmission networks.

The CEN’S main activities include:

a)                                     coordination of electricity market operations;

b)                                     authorization of connections;

c)                                      ancillary services management, implementation of information systems available for the public; and

d)                                     monitor competition and payments, among others.

The CEN performs the calculation of market balances (energy injections and withdrawals), determines the transfers among generation companies and calculates the hourly marginal cost, which is the price at which energy transfers are carried out in the spot market. However, the CEN does not calculate the prices of generation capacity.  Such prices are calculated by the National Energy Commission or CNE.

Limits on Integration and Concentration

The antitrust legislation established in DFL 211 (modified by Law No. 20,945 in 2016) and the regulations applicable to the electricity industry stated in DFL 4 and Law No. 20,018, have established the criteria to avoid economic concentration and abusive market practices in Chile.

Companies can participate in the different market segments (generation, distribution, transmission) to the extent that they are appropriately separated, both from an accounting perspective and a corporate perspective according to the requirements established in DFL 4 and Law No. 20,018 and the antitrust law DL 211 referred to above, in addition to complying with the conditions established in Resolution No 667/2002, listed below.

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

According to the Electricity Law, there are no restrictions on market concentration for generation and distribution activities.  However, Chilean antitrust authorities have imposed certain measures to increase transparency associated with us and our subsidiaries, through Resolution 667 issued by the TDLC.

Resolution 667 states that:

•                       electricity generation and distribution activities cannot be merged. For instance, Enel Chile must continue to keep both business segments separate and manage them as independent business units; and

•                       we, Enel Generation and Enel Distribution are registered with the CMF and must remain subject to the regulatory authority of the CMF and comply with the regulations applicable to publicly held stock corporations, even if any of these companies should lose such designation;

•                       members of the Board of Director must be elected from different and independent groups;

•                       the external auditors of the companies must be different for local statutory purposes.

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

Law No. 20,257 required generators, between 2010 and 2014, to supply at least 5% of their total contracted sales with NCRE sources and progressively increases that percentage by 0.5% a year beginning in 2015 with the aim of reaching 10% by 2024.  In 2013, Law No. 20,698, modified the previously defined NCRE source minimum requirements, establishing a mandatory 20% share of NCRE source as a percentage of total contracted energy sales by 2025, but allowing contracts signed between 2007 and 2013 to maintain the 10% target by 2024.

Dispatch, Customers and Pricing

Generation companies may sell to distribution companies, unregulated end customers or to other generation companies through contracts.  Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market or through contracts.  They balance their contractual obligations with their dispatch by trading deficit and surplus electricity at the spot market price, which is set hourly by the CEN, based on the lowest cost of production of the last kWh dispatched.

The CEN operates the electricity system with an approach that minimizes costs while monitoring the quality of the service provided by the generation and transmission companies. To minimize operating costs, it applies an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system.  This marginal cost on an hourly basis is the price at which generators trade energy in the spot market, both their injections (sales) and their withdrawals (purchases) to balance their contracted customer sales to their production determined by the CEN.

The customers of generation companies are classified by the electricity capacity demand required, explained as follows:

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

ii)                                      Distribution companies: Distributors distinguishing between the energy they require to satisfy their regulated customers from their unregulated customers. In the former case, distributors purchase energy from generation companies through an open bid process regulated by the CNE, while they freely negotiated bilateral contracts with unregulated customers.

iii)                                   Generation companies trading on the spot or short-term market:  The energy and capacity transactions between generation companies arise from the difference between the electricity produced by a generator, as determined by the CNE, and the contractual obligations of that generator with its customers.  The price of energy traded on the spot market is the hourly marginal cost of the system and the price of capacity traded on the spot market at a certain node.

Each generator receives a capacity payment set by the CEN based on the generation capacity of each power plant and the available primary resource. This capacity payment replaces the previous “firm capacity” concept. It continues to depend primarily on the availability of such facility, the type of power plant technology, and the resources used to generate. It is the maximum capacity a generator may supply to the system at certain peak hours, considering statistical information, accounting for maintenance time and extremely dry conditions for hydroelectric power plants, but differs from firm capacity because it does not consider the power plants’ contribution to the security of the entire system.

Generation costs are passed on to distributors’ regulated end consumers through the “average node price,” which corresponds to a single price determined for each distributor by the CNE, considering the weighted average prices of their current supply contracts for regulated customers  The average node price is adjusted in three instances: (1) every six months, in January and July of each year, based on local and international indexes; (2) upon the entry of a new supply contract with any distribution company; and (3) upon indexation of a supply contract in more than 10%.

Rationing

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

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits, commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

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

On November 22, 2016, the Chilean House of Representatives approved an amendment that is being evaluated by the Water Resources, Desertification and Drought Commission of the Chilean Senate. The main aspects of the amendments are as follows:

•                      Granting of new water rights, which would be limited to a maximum period of 30 years, extendable over future terms, unless the Water Authority proves the non-use of the resources. The extension would be effective only for used water rights.

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

In January 2019, the President modified this amendment to state that the water rights have an unlimited duration.

4. Transmission Segment

The transmission segment supplies electricity over lines or substations with a voltage or tension higher than 23 kV from generators’ production points to the centers of consumption or distribution.  Transmission systems are comprised of the electricity lines and substations that are not considered part of the distribution network.

Given the structural characteristics of the transmission segments, it is subject to special electricity industry regulation. Tariffs are regulated, and access must be open guaranteed under nondiscriminatory conditions.

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

Regulation currently in force states that transmission remuneration is the sum of tariff revenue and the usage charge revenue, received for use of the transmission system defined as $/kWh by the CNE.

Finally, in the case of a failure in electricity transmission, Law No. 20,396 defines the penalty conditions for the responsible company (transmission, generation or other).

Transmission Tariffs

Law No. 20,936 introduced changes to the transmission tariff setting process.  In transitioning to the implementation of the new law, the current zonal transmission tariff setting process continued as stated by transitory Article No. 20 of Law No. 20,936.  The tariff setting process for the 2018-2019 period concluded in October 2018 and has been effective retrospectively since January 1, 2018.  The 2020-2023 tariff setting process is now in progress.

5. Distribution Segment

The distribution segment is comprised of electricity infrastructure with a voltage lower than 23 kV to supply electricity to end customers.  Electricity distribution is considered a natural monopoly and companies therefore operate under a public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.  They may sell to unregulated customers at negotiated prices.

Customers are classified according to their demand as regulated or unregulated.  Regulated customers are those whose connected capacity is below or equal to 5,000 kW and unregulated customers are those whose connected capacity is at least 5,000 kW.  Customers with connected capacity between 500 kW and 5,000 kW may choose to be regulated or unregulated, subject to the respective price regime.  Clients who choose one category must remain at least four years in the option chosen.

Customers subject to the unregulated price regime may negotiate their electricity supply with any generator or distributor, although they must pay a regulated toll for using the distribution network.

Regulated customers with residential generation can sell their surpluses to the distribution company, under certain conditions (regulation of net billing).  Since November 2018, Law No. 21,118 permits customers with connected capacity up to 300 kW to sell their surpluses.

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

The latest tender was carried out in 2017.  A total 2,200 GWh/year were awarded for the period from January 1, 2024 to December 31, 2043 at an average price of 32.5 US$/MWh, which must be completely sourced from NCRE.  For further detail on the outcome of tenders, please see “Item 4. Information on the Company — B. Business overview”.

Distribution Tariffs

The Chilean distribution tariff model has gone through nine tariff setting process since its privatization in the 1980s.

Tariffs charged by distribution companies to end regulated customers are set every four years. Tariffs are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the Value Added from Distribution of electricity (“VAD”), which allows distribution companies to recover their investment and operating costs, including a return on investment, which is set by law.  The transmission charge reflects the cost paid for electricity transmission and transformation.

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

The tariff setting process for 2016-2020 concluded in August 2017 and had been effective, retroactively, since November 4, 2016.  On December 18, 2017, CNE published a resolution which sets the Technical Standard of Quality of Service for Distribution Systems.  The Distribution System Technical Service Quality Standards established higher technical and commercial standards, including electricity supply reliability indicators, such as, the System Average Interruption Frequency Index (SAIFI) which measures the average number of times a customer’s supply is interrupted in a year; and the System Average Interruption Duration Index (SAIDI), which measures the total number of minutes, on average, that a customer is without electricity in a year, among others.  This resolution also refers to product quality, metering, monitoring and controlling and commercial service quality.  In this context, in September 2018, there was an extraordinary tariff update process.  This updated tariff is non-retroactive and will be effective until the next tariff setting process.

Distribution companies may be required to compensate end customers in the case of electricity shortages that exceed the authorized standards.  These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the “failure cost.”  In addition, distribution companies are subject to the provisions of the SEF, in particular to in its articles 15 and 16 of the Law No. 18,410, in which different infractions are listed and classified according to their severity and associated fines.

Distribution-Related Services

Distribution-related services are services identified by the TDLC as subject to regulation, such as meter rentals and meter verification, among others.  The tariffs of these services are set every four years by the CNE along with the VAD calculation.

The tariff setting process for the distribution related services for the 2016-2020 period concluded in July 2018.  The new tariff is non-retroactive and will be in effect until the next tariff setting process.

6. Environmental Regulation

Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations.  Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas that may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001.  This law establishes a general framework of regulation of the right to live in a pollution-free environment, the protection of the environment, the preservation of nature and the conservation of environmental heritage.  It also regulates environmental management instruments such as the Strategic Environmental Assessment, the Environmental Impact Assessment System and Access to Environmental Information, the Environmental Damage Liability, the Enforcement and the Environmental Protection Fund and the environmental institutional framework of Chile.  This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, and introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment.  Environmental assessment processes are coordinated by this entity and by the Environmental Assessment Service (SEA).

The Ministry of the Environment is in charge of the management, protection and application of policies in environmental matters, whose mission is to lead sustainable development, through the generation of efficient public policies and regulations, by promoting good practices that improve citizen environmental education.  This Ministry works in the recovery of air quality in urban centers, the management of natural resources and biodiversity, the proper final disposal of solid waste, climate change and protection of water resources, and environmental education and citizen participation.

The SEA is in charge of guarding the regulatory integrity within the framework of the environmental impact assessment of the projects, while the Superintendence of Environment monitors compliance with the environmental qualification, standards and plans.

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

All thermal plants of Enel Generation and its subsidiary GasAtacama have established methodologies to measure emissions and pay related taxes, in line with the requirements of the Environmental Superintendence of Chile.

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

7. Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.                                    Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel, an Italian company and our ultimate controlling shareholder, which beneficially owned 61.9% of our shares (excluding treasury stock) as of December 31, 2018. Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 35 countries across five continents, produces energy through a managed installed capacity over 89 GW, which includes 43 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With over 73 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel shares trade on the Milan Stock Exchange.

Enel Chile’s Organizational Chart(1)

As of December 31, 2018

(1)         Only principal operating consolidated entities are presented here. The percentage listed in the box for each of Enel Chile’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)         Excluding treasury stock.

The companies listed in the following table were consolidated by us as of December 31, 2018. In the case of subsidiaries, economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries	% Ownership of Each Main Subsidiary by Enel Chile	Consolidated Assets of Each Main Consolidated Entity	Revenues and Other Operating Income of Each Main Subsidiary
	(in %)	(in billions of Ch$)
Electricity Generation
Enel Generation	93.6%	3,669	1,521
EGP Chile(1)	100.0%	1,973	183
Electricity Distribution
Enel Distribution	99.1%	1,279	1,263

(1) EGP Chile is the result of EGPL merging into Enel Chile during the 2018 Reorganization

Generation Business

Enel Generation

Enel Generation is a Chilean electricity generation company, which has a total installed capacity of 6,351 MW as of December 31, 2018, with 28 generation facilities. Of the total installed capacity, 55% is from hydroelectric power plants and includes, among others, Ralco with 689 MW, Pehuenche with 568 MW, El Toro with 449 MW, Rapel with 376 MW, and Antuco with 319 MW. Nearly 77% of its thermoelectric facilities are gas/fuel oil power plants, and the remaining are coal-fired steam power plants. Our economic interest in Enel Generación was 93.6% as of December 31, 2018.

EGP Chile

On April 2, 2018, and as a result of the 2018 Reorganization, EGPL merged into Enel Chile and EGP Chile became a direct and wholly-owned subsidiary of Enel Chile. EGP Chile is an electricity utility company engaged in the generation business in Chile and a leader in Chile’s renewable energy market with a mixed portfolio of wind (564 MW), solar (492 MW), hydroelectric (92 MW) and geothermal (41 MW) power. We hold a 99.99% economic interest in EGP Chile.  For additional information on the corporate reorganization, see “Item 4. Information of the Company — A. History and Development of the Company — The 2018 Reorganization”.

GasAtacama

GasAtacama is a generation company located northern Chile, which owns and operate a four-unit combined-cycle power plant with a total installed capacity of 732 MW and a gas pipeline, which connects to Argentina.  In April 2014, we acquired a 50% ownership interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”) and as a result of it, we owned a controlling equity interest in GasAtacama Holding.

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

As of December 31, 2018, GasAtacama owned the following power plants: Tarapacá, San Isidro, Pangue, Canela I and II and Ojos de Agua, which have an aggregate capacity of 1,110 MW.

As of December 31, 2018, we beneficially owned 93.7% of GasAtacama, with 91.1% from our indirect equity interest through Enel Generation, which owns 97.4% of GasAtacama, and the remaining 2.6% from our direct ownership.

Pehuenche

Pehuenche, a generation company connected to the SEN, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 697 MW.  The 568 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997.  Enel Generación holds 92.7% of the economic interest in Pehuenche.  As of December 31, 2018, we beneficially owned an 86.7% economic interest in Pehuenche, through Enel Generación, and consolidate Pehuenche in our consolidated financial statements.

Distribution Business

Enel Distribution

Enel Distribution is one of the largest electricity distribution businesses in Chile as measured by the number of regulated customers, distribution assets and energy sales. Enel Distribution operates in a concession area of 2,105 square kilometers in the Santiago Metropolitan Region, serving approximately 1.9 million customers.  As of December 31, 2018, our economic interest in Enel Distribution was 99.1%.

D.                     Property, Plant and Equipment.

Our property, plant and equipment are concentrated on electricity generation and distribution assets in Chile.

We conduct our generation business through EGP Chile, Enel Generation and their subsidiaries, which together own 48 generation power plants, all located in Chile, of which 18 are hydroelectric (3,548 MW installed capacity), 11 are thermal (2,781 MW installed capacity), 10 are solar (492 MW installed capacity) and 9 are wind powered (642 MW installed capacity). The description for our generation subsidiaries and their businesses is included in this “Item 4. Information on the Company.”

A substantial portion of our generating subsidiaries’ cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities.  Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether resulting from an earthquake, flood, volcanic activity, severe and extended droughts or any other such natural disasters, could have a material adverse effect on our operations.

The following table identifies the power plants that we own, all located in Chile, at the end of each year, by company and their basic characteristics:

Property, Plant and Equipment of Generation Companies

			Installed Capacity(1)(2) As of December 31,
Company	Power Plant Name	Power Plant Type(3)	2018	2017	2016
			(in MW)
Enel Generation	Rapel	Reservoir	376	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	449	450	450
	Los Molles	Run-of-the-river	18	18	18
	Sauzal	Run-of-the-river	77	77	77
	Sauzalito	Run-of-the-river	12	12	12
	Isla	Run-of-the-river	70	70	70
	Antuco	Run-of-the-river	319	320	320
	Abanico	Run-of-the-river	136	136	136
	Ralco	Reservoir	689	690	690
	Palmucho	Run-of-the-river	34	34	34
	Total hydroelectric		2,284	2,290	2,290
	Bocamina	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	240	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	388	399	399
	Quintero	Gas Turbine/Natural Gas	257	257	257
	Total thermal		1,451	1,467	1,467
	Total		3,735	3,757	3,757
Pehuenche	Pehuenche	Reservoir	568	570	570
	Curillinque	Run-of-the-river	89	89	89
	Loma Alta	Run-of-the-river	40	40	40
	Total		697	699	699
GasAtacama	Atacama	Combined Cycle /Natural Gas+Diesel Oil	732	781	781
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	20	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
	Pangue	Reservoir	466	467	467
	Canela I	Wind Farm	18	18	18
	Canela II	Wind Farm	60	60	60
	Ojos de Agua	Run-of-the-river	9	9	9
	Total		1,842	1,896	1,896

			Installed Capacity(1)(2) As of December 31,
Company	Power Plant Name	Power Plant Type(3)	2018	2017	2016
			(in MW)
EGP Chile (4)	Eólica Los Buenos Aires	Wind	24	—	—
	Eólica Talinay Oriente	Wind	90	—	—
	Eólica Talinay Poniente	Wind	61	—	—
	Eólica Taltal	Wind	99	—	—
	Parque Eólico Renaico	Wind	88	—	—
	Parque Eólico Sierra Gorda Este	Wind	112	—	—
	Valle De Los Vientos	Wind	90	—	—
	Cerro Pabellón	Geothermal	41	—	—
	Pilmaiquén	Reservoir	41	—	—
	Pullinque	Run-of-the-river	51	—	—
	Carrera Pinto I Etapa	Solar	20	—	—
	Carrera Pinto II Etapa	Solar	77	—	—
	Chañares	Solar	40	—	—
	Lalackama	Solar	60	—	—
	Lalackama 2	Solar	18	—	—
	Pampa Solar Norte	Solar	79	—	—
	Parque Solar Finis Terrae	Solar	160	—	—
	Solar Diego de Almagro	Solar	36	—	—
	Solar Diego de Almagro (Ampliación)	Solar	—	—	—
	Solar La Silla	Solar	2	—	—
	Total		1,189	—	—
	Total Capacity		7,463	6,351	6,351

(1)                  The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

(2)                  The 2018installed capacity may differ from previous years since the CEN has reviewed the capacity of each generation unit and adjusted their capacity.

(3)                  “Reservoir” and “run-of-the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines that generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined-Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.

(4)                  The acquisition of EGP Chile by Enel Chile was completed April 2, 2018. It includes power plants of its subsidiaries Almeyda Solar SpA, Empresa Eléctrica Paguipulli S.A, Enel Green Power del Sur SpA, Geotérmica del Norte S.A., Parque Eólico Tal Tal S.A., Parque Eólico Talinay Oriente S.A. and Parque Eólico Valle de Los Vientos S.A.

Property, Plant and Equipment of Distribution Companies

We conduct our distribution business through Enel Distribution and its subsidiaries, Empresa Eléctrica de Colina Ltda. and Luz Andes Ltda. The description of our distribution subsidiary and its business is included in this “Item 4. Information on the Company.”

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

The table below describes our main electricity distribution equipment, such as, distribution networks, substations and transformers and transmission lines.  They include the consolidate property, plant and equipment figures of our subsidiary Enel Distribution.

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

		Transmission Lines(1) As of December 31,
	Concession Area	2018	2017	2016
	(in km2)	(in kilometers)
Enel Distribution	2,105	367	367	361

(1)                  The transmission lines consist of circuits with voltages in the 35-220 kV range.

Power and Interconnection Substations and Transformers (1)

	As of December 31, 2018			As of December 31, 2017			As of December 31, 2016
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Enel Distribution (2)	56	206	8,398	56	203	8,386	56	204	8,281

(1)                                 Voltage of these transformers is in the range of 500 kV (in - high voltage) and 1 kV (out - medium voltage).

(2)                                 In 2017 a failure destroyed a transformer in the Quilicura SE, which caused its withdrawal from the system.

Distribution Network - Medium and Low Voltage Lines (1)

	As of December 31, 2018		As of December 31, 2017		As of December 31, 2016
	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage	Medium Voltage	Low Voltage
			(in Kilometers)
Enel Distribution	5,331	11,678	5,298	11,519	5,251	11,431

(1)                  Medium voltage lines: 1 kV - 34.5 kV; low voltage lines: 380-110 V.

Transformers for Distribution (1)

	As of December 31, 2018		As of December 31, 2017		As of December 31, 2016
	Number of Transformers	Capacity	Number of Transformers	Capacity	Number of Transformers	Capacity
		(in MVA)		(in MVA)		(in MVA)
Enel Distribution	21,767	4,739	21,838	4,575	21,876	4,505

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

Project Investments

We are continuously analyzing potential opportunities for growth.  The study and profitability assessment of our project portfolio is an ongoing effort.  Industry technology is allowing for smaller, less environmentally damaging power plants.  These plants can be built quicker, allow greater flexibility to activate or deactivate according to system needs, and are generally preferred by the community.  We are favoring renewable energy technology for our new power plant investments.  We seek opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving (operationally and/or environmentally) performance.  The expected start-up for each project is assessed and is defined based on the commercial opportunities and our financing capacity to fund these projects.  All of our projects are financed with internally generated funds. Below we list our most important projects under development; however, any decision related to construction will depend on commercial opportunities foreseen in the upcoming years, including future tenders for supplying the regulated market, and the evolution of the regulatory framework (mainly associated with ancillary services).

Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls, unless otherwise indicated.

1.              Generation Business Projects

Projects completed during 2018

Bocamina Optimization Project

Bocamina is a 478 MW coal-fired power plant located in Coronel in the Bíobío Region in southern Chile, which consists of two units, Bocamina I (128 MW) and Bocamina II (350 MW).  Bocamina II started commercial operations in July 2013 but suspended its operations in December 2013 due to environmental injunctions.  A new Environmental Impact Statement was approved in March 2015 and included a new technical optimization plan.  On April 2, 2015, the Chilean Court approved the new RCA, and the plant resumed operations in July 2015, after complying with all requested conditions established in the new RCA.

The technical optimization plan involves the following: (i) installation of Johnson filters for seawater intake in both units; (ii) installation of domes over the north and south coalfields; (iii) improvement of the ash dump in operation, and (iv) construction of a water treatment plant.  After we finished the dome over the north coalfield, we proceeded to the construction and completion of the south dome in June 2018, achieving a storage capacity of 270,000 tons of coal.

The latest progress includes:

•         On June 15, 2018, we received the Provisional Acceptance Certificate.

•         On October 17, 2018, we received the certificate of definitive reception of the building works for the south dome.

We expect that the estimated total investment will be Ch$ 62,103 million, of which Ch$ 61,357 million was incurred as of December 31, 2018.

A.            Projects under Construction

A.1 Enel Generation

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

On September 14, 2018, the Board of Directors of Enel Generation approved an updated construction plan, with a total project investment of US$ 957.3 million, excluding contingencies. The construction activities will continue until 2020. After that, the power plant commissioning phase will follow as well as commercial operations.

As of December 31, 2018, 65.6% of the project was completed and 86.8% of the transmission lines were completed and assembled, according to the last approved construction plan. We expect that the estimated total investment will be Ch$ 665,986 million, of which Ch$ 419,022 million was incurred as of December 31, 2018. This project is being financed primarily with internally generated funds.

Sauzal Repowering

The Sauzal Repowering project is to be implemented within the Sauzal power plant, located in the Libertador General Bernando O’Higgins Region of central Chile.  The power plant uses the water of the Cachapoal and Claro Rivers and is a run-of-the-river hydroelectric power plant with three Francis vertical units.

The project involves replacing two turbines with a target efficiency rate of 95%, obtaining up to 3MW of new capacity and 13.7 GWh per year. The contract was signed with Voith in July 2018. During 2018, detailed engineering was carried out and the manufacturing of the runner parts, shaft and seals of the first unit commenced, with an overall progress of 37% as of December 2018.

The estimated total investment is US$ 10.5 million, of which US$ 2 million has been incurred as of December 31, 2018. This project is being financed primarily with internally generated funds.

Bocamina closure plan of the landfill

The project considers the application of the best practices for closure of similar ash dumpsite facilities.  In a first stage there will be infrastructure and operation improvements in two sectors. We expect to satisfy the environmental standard established in the Environmental Impact Assessment approved in March 2015.

The project is composed of two stages:

•                  Stage 1: Closure works of sectors one and two and a lateral one (the total area is around 48,000 m2), which we expect to complete during the second quarter of 2020.

•                  Stage 2: Closure works for the remaining sector 3 at the end of the life of the power plant.  This second stage does not have a commissioning date defined since it depends on several factors such as the operation of the plant and the sale of ashes.

Currently, the basic design is completed and the bidding process of major works is ongoing.

For stage 1 we estimate a total investment of Ch$ 6,555 million, of which Ch$ 1,668 million was incurred as of December 31, 2018.

A.2 EGP Chile

Campos del Sol I Project

The Campos del Sol I project is located in the Atacama Region of Chile.  It consists of a 382 MW solar power plant.  This project was awarded to EGP Chile in the DisCo Tender 2016 and is expected to reach commercial operation in 2021.  The land has been secured, the environmental approval has been obtained and power purchase agreements for 2021-2045 have already been confirmed.  The project has potential synergies with the already operational Carrera Pinto solar project.  We expect a total investment of US$320.9 million, of which we had accrued US$ 2 million as of December 31, 2018.

Renaico II Project

The Renaico II project is located in the Araucanía Region of Chile and it consists of a 133 MW power plant with two farms: (i) the Las Viñas project, which consists of a 48 MW wind power plant built by EGP Chile and (ii) the Puelche project, which consists of a 85 MW wind power plant developed independently by Pacific Energy. The Puelche project will be entirely acquired by EGP Chile.  This project is expected to begin commercial operations in 2021, has potential synergies with EGP Chile’s operational Renaico I wind project and will use existing infrastructure such as a substation and a transmission line. The land has been secured and the environmental approval is in process. We estimate a total investment of US$ 176.4 million, with US$ 0.51 million accrued as of December 31, 2018.

Cerro Pabellón 3 Project

The Cerro Pabellón 3 project is located in the Antofagasta Region in northern Chile.  It consists of a 33 MW geothermal power plant.  We expect that this project will begin to operate commercially in 2020.  It has potential synergies with the operational Cerro Pabellón geothermal project and will use existing infrastructures such as a substation and transmission line.  The land has been secured and the environmental approval is in process.  We expect a total investment of US$ 95.8 million, none of which was accrued as of December 31, 2018.

B.            Projects Under Development

We are currently evaluating the development of the following projects, which we classify as “under development”.  We will finally decide whether to proceed or not with each project depending on the commercial and other opportunities foreseen in upcoming years, and in particular, future tender prices for supplying the energy requirements of the regulated market and/or negotiations with existing or new unregulated customers.

B.1 Enel Generation

Vallecito Hydroelectric Project

The Vallecito hydroelectric project is located in the Maule Region, in the upper part of the Maule River basin.  It consists of a run-of-the-river hydroelectric plant with an installed capacity of 55 MW.  We expect to deliver energy to the SEN through the transmission line of the Los Cóndores hydroelectric plant, which we are also currently building (see above).

We have developed the Vallecito project based on a sustainable development plan that requires the development of technical-economic, environmental and hydroelectric social activities. We have established community-specific actions to be carried out with nine communities of the Pehuenche Route in order to incorporate social stakeholder considerations, capacity and local projects in the hydro project development plan.

During 2017, we developed complete basic design and environmental base line campaigns and implemented a sustainable development plan after several meetings with local communities aimed to jointly design the best-shared use for the hydro project and to obtain agreements with local communities that will be integrated in the Environmental Impact Study (“EIA” in its Spanish acronym).

The next steps are to finalize and prepare the EIA that will include collaborative agreements with communities directly related to the project.  Based on current market conditions and future commercial options, we will eventually decide whether to continue to undertake the development of this project. The current plan contemplates commencing construction during 2020 and commissioning to take place in 2023.  We estimate a total investment of Ch$ 127,357 million, of which Ch$ 9,159.6 million was incurred as of December 31, 2018.

Smart Repowering Projects

Within the context of projects under development, we are analyzing the following three Smart Repowering projects to increase the installed capacity or electricity generation, or both, of power plants already in operations by upgrading some components or improving the hydraulic potential of the plant, or both.

Antuco Repowering

The Antuco Repowering project is to be implemented within the Antuco operating power plant, located in Biobío Region in southern Chile.  The project involves replacing one turbine installed in 1981 with an 88% load factor, with a new turbine with a target efficiency rate of 94%, obtaining 21 GWh of new energy.  We estimate total investments of US$ 14.5 million, none of which has been incurred as of December 31, 2018, and we expect to begin operations in the second half of 2020.

Quintero Combined-Cycle Project

The Quintero project is located in the Valparaíso Region and consists of an energy efficiency project that takes advantage of the heat of the gases emitted by the existing turbines to produce steam through the installation of a steam turbine and a generator, which allows converting the existing open cycle plant into a combined-cycle gas plant. Currently, the Quintero plant has two gas turbines with a total capacity of 257 MW. With the addition of a steam turbine unit of 130 MW capacity, the Quintero plant would reach a total capacity of 387 MW. We would deliver the produced energy to the SEN through the existing Quintero-San Luis line, a simple 220 kV circuit built to evacuate the energy of the combined-cycle power plant.

In 2017, we started the preparation of the environmental impact study and the implementation of the sustainability plan. However, during August 2018, the Quintero and Puchuncaví areas suffered an environmental crisis leaving more than 300 people suffering the toxic effects allegedly associated with gas emissions of other industries. As a result, the project was indefinitely postponed and the environmental impact study has been suspended.

The estimated total investment for the project is Ch$ 150,651 million, of which Ch$ 2,858 million was incurred as of December 31, 2018.

Ttanti Combined-Cycle Project

The Ttanti project is located in the Antofagasta Region, on land adjacent to the existing Atacama power plant that is located in the industrial zone of the city of Mejillones. The project consists of the construction of a natural gas combined-cycle power plant with an aggregate installed capacity of 1,290 MW (430 MW for each of the three units), and one unit would be able to use diesel oil as a backup in case of a shortage of natural gas. The power plant would connect to the SEN through a 0.5 km 220 kV double circuit transmission line to the Atacama substation, which would be expanded for this purpose.

The environmental permit, requested through an Environmental Impact Assessment, was approved in December 2017 by the Environmental Evaluation Service (“SEA” in its Spanish acronym) of the Antofagasta Region. Any decision related to the construction of the project will depend primarily on the commercial opportunities foreseen in the upcoming years (prices in future tenders and/or negotiations with unregulated customers, among other factors).

The estimated total investment for the first unit is Ch$ 251,078 million, of which Ch$ 1,319 million was incurred as of December 31, 2018.

Taltal Combined-Cycle Project

The Taltal project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy, which will considerably improve its efficiency. The Taltal power plant is located in the Antofagasta Region. Currently, the existing Taltal power plant has two gas turbines with 120 MW installed capacity each. The steam turbine would add 130 MW and therefore, the Taltal power plant would reach a total capacity of 370 MW. We will supply the produced energy to the SEN through the existing 220 kV double circuit Diego de Almagro — Paposo transmission line.

The environmental permit, requested through an Environmental Impact Statement submitted in December 2013, was approved in January 2017. Any decision related to the construction of the project will depend primarily on the commercial opportunities foreseen in the upcoming years (prices in future tenders and/or negotiations with unregulated customers, among others).

The estimated total investment is Ch$ 136,998 million, of which Ch$ 2,873 million was incurred as of December 31, 2018.

Taltal Battery Energy Storage System

The project consists of the installation of a battery energy storage system (BESS) in the Taltal power plant to provide ancillary services in upcoming years.

The project would reach an installed capacity of 12 MW and 12 MWh of energy storage, connected to the 15 kV bar of one of the existing 120 MW turbines installed in the Taltal power plant.

In May 2018, the Antofagasta Region SEA issued the resolution waiving the obligation to submit the project to environmental assessment before its construction. Any decision related to the construction of the project will depend primarily on the commercial opportunities foreseen in the upcoming years and, particularly, on the evolution of the regulatory framework for the provision and remuneration of the ancillary services, currently under elaboration by the authority.

The estimated total investment is Ch$ 8,119 million, of which Ch$ 15.1 million was incurred as of December 31, 2018.

Tarapacá Battery Energy Storage System

The project consists of the installation of a BESS in the Tarapacá power plant to provide ancillary services in upcoming years. The BESS has about 14 MW of installed capacity and 14 MWh of energy storage, and will be connected to the 11.5 kV bar of the existing 23 MW turbine installed in the Tarapacá power plant.

In December 2017, the SEA of the Tarapacá Region issued the resolution waiving the obligation to submit the project to environmental assessment before its construction. Any decision related to the construction of the project will depend on the commercial opportunities foreseen in the upcoming years and particularly on the evolution of the regulatory framework for the provision and remuneration of the ancillary services, currently under elaboration by the authority.

The estimated total investment is Ch$ 9,427 million, of which Ch$ 80.5 million was incurred as of December 31, 2018.

C.2 EGP Chile

Name	Capacity (MW)	Potential Synergies	Expected Commercial Operation	Estimated investment	Amount accrued as of December 31, 2018
				(in US$ million)
Azabache	63 MW(1)	With use the same land as the already operational Valle de los Vientos wind project as well as existing transmission line towers.	2021	49.0	0.34
Valle del Sol	116	With the operational Finis Terrae I solar project.	2024	91.4	0.79
Finis Terrae Extension Project	126	With the operational Finis Terrae I solar project and use of existing infrastructure (including a substation and transmission line).	2021	94.4	0.09
Sol de Lila	122	This project may interconnect with the Argentine transmission system.	2023	97.9	0.81
Flor del Desierto	50	—	2023	39.4	0.31
Los Manolos	80	—	2023	62.6	0.33

(1)         The first wind and photovoltaic hybrid at an industrial scale in Chile

2.              Distribution Business Projects

During 2018, our subsidiary Enel Distribution and its subsidiaries, Empresa Eléctrica de Colina and Luz Andes, invested a total Ch$ 96 billion in projects related to our customers’ natural growth rate, service quality requirements, safety and information system needs.

The most relevant investments in 2018 include the following:

•                  Ch$ 21 billion in the medium and low voltage network to allow for the connection of our new customers, including residential customers, large volume clients, and real estate projects.

•                  Ch$ 17.0 billion to increase our distribution capacity, consisting of Ch$ 12 billion invested in the San Pablo, Chicureo, Club Hípico substations and Ch$ 1.0 billion for adding and reinforcing medium voltage feeders.

•                  Ch$ 15 billion to reinforce feeders, specifically those determined by our service quality plan.  Automation of the medium voltage network increased rapidly as a result of the installation of 320 new remote control devices, reaching a total of 1,701 devices controlled by our Centralized Network Operations Center.

•                  Ch$ 4 billion in network relocations due to new highways and requests from municipalities, which imply changing the electricity cables, including in some cases placing them below ground.

•                  Ch$ 12 billion to buy and install 190,856 smart meters in 2018, reaching a total 291,719 smart meters throughout 32 districts in Santiago.  Smart meters allow us to remotely and automatically read electricity consumption, connect and disconnect electricity supply and allow customers to install solar panels and inject their surplus energy into the distribution network without the need of any additional equipment.  By 2025, we should have all of our clients with smart meters, according to current regulations.

In December 2017, the CNE published the Technical Standard of Quality of Service for Distribution systems (NTDC in its Spanish acronym).  This norm seek to reduce the service interruption duration (known in the industry as System Average Interruption Duration Index or SAIDI) from the current 8.5 hours per customer in urban areas on an annual basis to only 5 hours (measured as an average per municipality) by 2020 and to less than one hour by 2050 as well as to reduce the frequency of interruptions (known as System Average Interruption Frequency Index or SAIFI) from the current 6 times per customer on an annual basis to 4.5 by 2020.  As of December 31, 2018, our average SAIDI of the 33 municipalities that we covered was 3 hours (a 32% reduction in comparison to 2017) and our SAIFI was 1.5 times.

Major Encumbrances

As of December 31, 2018, we have full ownership of our assets and they are not subject to material encumbrances.

Item 4A.                                                Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

A. Operating Results.

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, have been prepared in accordance with IFRS, as issued by the IASB.

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

After giving effect to the 2018 Reorganization (see “Item 4. Information on the Company — A. History and Development of the Company — the 2018 Reorganization”), since April 2, 2018, we own 93.6% of Enel Generation and we consolidate operations and results of EGP Chile, a wholly owned subsidiary. For further information regarding the acquisition of this company, please refer to “Item 4. Information on the Company — A. History and Development of the Company. — History.”  The effects of this transaction on our consolidated financial statements as of December 31, 2018 are described in Note 6 to our consolidated financial statements.

a.                       Generation Business

A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions in Chile. Our installed capacity as of December 31, 2018, 2017 and 2016 was 7,463 MW, 6,351 MW and 6,351 MW, respectively, of which 48%, 55% and 55% was hydroelectric, respectively. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 11,395 GWh, 9,652 GWh and 9,078 GWh in 2018, 2017 and 2016, respectively. Our 2018 hydroelectric generation was greater than 2017, continuing the same trend that occurred in 2017 and 2016. The increase was mainly due to the slight increase in the total fluvial energy and rainfalls that were few in number but intense, especially during July and between October and November 2018. However, some important reservoirs are still at relatively low levels due to several years of accumulated drought, characterized by low rainfalls and a poor snowmelt, since 2010.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of available water as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions and their final effect on us may depend on the accumulated hydrology. For instance, a new year with drought conditions has less of an impact on us if it follows several periods of abundant rainfall as opposed to exacerbating a prolonged drought. Likewise, a good hydrological year has less marginal impact if it comes after several wet years as opposed to after a prolonged drought. In Chile, the period of the year that typically has the most precipitation is from May through August, and the period in which snow and ice in the mountains melt at higher levels is during the warmer months, from October through March, providing water flow to lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them located in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as either dry or wet, although there are several other intermediate scenarios. Extreme hydrological conditions materially affect our operating results and financial condition.

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

	Reduced hydro generation	Negative: less energy available to sell in the spot market.
	Increased thermal generation	Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at higher prices.

Wet	Lower spot prices

Positive: if our generation is lower than contracted energy sales, the energy deficit is covered by purchases in the spot market at lower prices.

Negative: if we have energy surpluses, they are sold in the spot market at lower prices.

	Increased hydroelectric generation	Positive: more energy available to sell in the spot market at lower prices.

	Reduced thermal generation	Negative: less energy available to sell in the spot market.

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different from those shown above. For instance, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if demand increases, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

b.                       Distribution Business

Our electricity distribution business is conducted through Enel Distribution in the Santiago metropolitan area, providing electricity to more than 1.9 million customers. Santiago is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country.

For the year ended December 31, 2018, electricity sales amounted to 16,782 GWh, representing a 2.1% increase when compared to 2017. For the year ended December 31, 2017, electricity sales amounted to 16,438 GWh, representing a 3.2% increase when compared to 2016.

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

In the past, we focused on reducing physical losses, especially those due to illegally tapped energy. Our physical losses have generally been around 5% for the last 20 years, a level close to the distribution technical loss threshold for our concession. Reducing losses below this level requires additional investments to reduce illegal tapping and would not be expected to have an economically attractive return. Currently, we are working instead on improving our efficiency, especially through new technologies to automate our networks as well as in increasing our quality of service in order to improve the efficiency of our facilities, profitability of our business and increase our capacity to satisfy our growing number of customers and their increasing demands.

Enel Distribution’s tariff review process, which set the tariffs for the 2016-2020 period, was finalized in August 2017. The new tariffs were applied retroactively as of November 2016 and the review did not have a significant effect on Enel Distribution’s tariffs. Tariffs for residential, commercial and industrial customers changed, but the changes offset each other, and Enel Distribution’s revenues remained stable. In September 2018, there was an extraordinary and non-retroactive tariff update process that will be effective until the next tariff setting process.  This tariff increase is to recognize the necessary investments to comply with the new requirements on quality of service standards. Tariff reviews seek to capture distribution efficiencies and economies of scale resulting from economic

c.                        Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar, may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.” and “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations, certain economic interventionist measures by governmental authorities as well as political events or financial or other crises in any region worldwide may affect our results of operations, financial condition and liquidity as well as the value of our securities.”

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2018		2017		2016
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	640.95	694.77	648.51	614.75	676.19	669.47

Source: Central Bank of Chile

d.                       Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties that would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our consolidated financial statements under IFRS are those described below.

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

The recoverable amount is the greater of (i) the fair value less the cost needed to sell and (ii) the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets that form part of a cash-generating unit, we use “value in use” criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units, revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for future years and applying reasonable growth rates, which in no case are increasing nor exceed the average long term growth rates for the Chilean electricity sector. At the end of December 2018, projected cash flows were extrapolated using an annual growth rate of 3.1%.

These future cash flows are discounted at a given pre-tax rate to calculate their present value. This rate reflects the cost of capital of the business in Chile. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity.

The pre-tax nominal discount rates applied in 2018, 2017 and 2016 are as follows:

Year ended December 31,
2018		2017		2016
Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
6.9%	11.0%	7.5%	10.7%	8.1%	12.2%

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

Litigation and Contingencies

We are currently involved in legal and tax proceedings. As discussed in Note 25 of the Notes to our consolidated financial statements as of December 31, 2018, we recognized provisions for legal and tax proceedings in an aggregate amount of Ch$ 17.4 billion as of December 31, 2018. This amount was based on consultations with our legal and tax advisors, who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

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

This policy reflects a detailed analysis of our future revenues directly linked to the U.S. dollar, with the purpose of confirming that hedge accounting is applicable. Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

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

The effect of an increase of 100 basis points in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 4.3 billion as of December 31, 2018 and 2017, and the effect of a decrease of 100 basis points in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 4.8 billion as of December 31, 2018 and 2017.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.                       Analysis of Results of Operations for the Years Ended December 31, 2018 and 2017

Consolidated Revenues and other operating income

The following table sets forth our revenues and other operating income by reportable segment for the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generation, EGP Chile and subsidiaries	1,580,653	1,634,937	(54,284)	(3.3)
Distribution Business
Enel Distribution and subsidiaries	1,263,224	1,326,659	(63,435)	(4.8)
Non-electricity business and consolidation adjustments	(386,716)	(438,618)	51,902	(11.8)
Total Revenues and other operating income	2,457,161	2,522,978	(65,817)	(2.6)

Generation Business: Revenues and other operating income

Revenues and other operating income from our generation business (which include EGP Chile sales of Ch$ 49.7 billion for the nine-month period ended December 31, 2018) decreased in 2018 compared to 2017, primarily explained by:

(i)                                     Ch$ 31.7 billion lower revenues from energy sales, which was primarily attributable to

a.              Ch$ 29.1 billion of lower capacity payments;

b.              Ch$ 21.9 billion of lower revenues as a result of settlements performed by the CEN associated with price and quantity adjustments registered in 2017; and

c.               Ch$ 11 billion associated with the lower average energy sales price in Chilean pesos due to the lower average exchange rate of the period, partially offset by higher physical sales of Ch$ 32.9 billion as a result of an 8% decrease in sales to regulated clients; and

(ii)                                  Ch$ 35.4 billion of lower toll revenues;

all of which was partially offset by Ch$ 9.3 billion of higher commodity sales, mainly Ch$ 12.1 billion of higher gas sales offset by Ch$ 2.8 billion of lower coal sales.

Distribution Business: Revenues and other operating income

Revenues and other operating income from our distribution business decreased in 2018 compared to 2017, primarily due to:

(i)                                     a Ch$ 60.9 billion reduction in other services revenues, namely lower revenues from transmission tolls as a result of the new zonal transmission decree, and

(ii)                                  Ch$ 10.3 billion of lower energy sales revenues mainly as a consequence of a Ch$ 33.7 billion decrease due to lower average sales prices resulting from the transfer of lower purchase prices, which was offset by higher physical sales of 345 GWh equivalent to Ch$ 23.4 billion. These lower revenues were compensated by Ch$ 4 billion of higher products and services sales.

The number of customers rose by 42,590 in 2018 compared to 2017, totaling 1,924,984, mainly new residential customers.

Consolidated Operating Costs

Our operating costs are primarily energy purchases from third parties, fuel purchases, tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries and administrative and selling expenses.

The following two tables set forth the consolidated operating costs (excluding selling and administrative expenses) for the years ended December 31, 2018, and 2017, by category and by business segment.

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Energy purchases	747,647	902,435	(154,788)	(17.2)
Fuel consumption	231,028	280,739	(49,711)	(17.7)
Other variable procurement and services	146,627	175,733	(29,107)	(16.6)
Transmission costs	166,876	155,879	10,997	7.1
Total Consolidated Operating Costs	1,292,177	1,514,787	(222,610)	(14.7)

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generation, EGP Chile and subsidiaries	709,506	903,978	(194,472)	(21.5)
Distribution Business
Enel Distribution and subsidiaries	972,500	1,055,708	(83,208)	(7.9)
Non-electricity business and consolidation adjustments	(389,829)	(444,899)	55,070	(12.4)
Total Consolidated Operating Costs (excluding Selling and Administrative Expenses)	1,292,177	1,514,787	(222,610)	(14.7)

Generation Business: Operating Costs

Operating costs of our generation business decreased in 2018 compared to 2017, mainly due to:

•                  a Ch$ 133.8 billion reduction in the value of energy purchases primarily explained by lower physical energy purchases of 1,960 GWh, mainly 2,733 GWh of lower contracted energy purchases that were partially compensated by 773 GWh higher spot market purchases. This positive variation includes the consolidation effect of adding EGP Chile in 2018, which led to a net reduction of Ch$ 115.3 billion in our consolidated energy purchase costs as a consequence of the elimination of related party transactions (sales of EGP Chile to Enel Generation Chile);

•                  a Ch$ 49.7 billion decrease in fuel costs, primarily due to Ch$ 30.5 billion of lower gas consumption, Ch$ 9.2 billion of lower coal consumption, and Ch$ 9.9 billion of lower fuel oil costs, primarily responding to the lower level of thermal dispatch; and

•                  a Ch$ 12.1 billion decrease in other variable procurement and services costs, which in turn was mostly attributable to (i) Ch$ 8.3 billion of lower costs related to the lease agreement with Eléctrica Santiago S.A., an unrelated company, to use its Nueva Renca combined-cycle power plant, allowing us to use our available LNG; (ii) Ch$ 3.7 billion of lower thermal emissions taxes; (iii) Ch$ 1.7 billion of lower commodity derivative costs; and (iv) Ch$ 1.1 billion of lower water consumption costs. These cost decreases were partly offset by Ch$ 4.8 billion of higher costs in the gas commercialization business.

Distribution Business: Operating Costs

Operating costs of our distribution business decreased in 2018 compared to 2017, mainly due to (i) Ch$ 53.2 billion of lower transportation costs as a consequence of the new zonal transmisional decree; (ii) Ch$ 11.7 billion of lower energy purchases mainly attributable to a Ch$ 30.3 billion decrease due to lower average energy purchase prices, as a result of changes in node prices and lower surcharges homogenizing tariffs nationwide, offset by Ch$ 18.6 billion in higher physical purchases required to satisfy demand; and (iii) Ch$ 18.3 billion in lower variable procurement and services costs, primarily for fines and compensations derived from extraordinary weather events that occurred in 2017, an insurance recovery in 2018, and other businesses such as meter rentals and street lighting services.

Consolidated Selling and Administrative Expenses

Our selling and administrative expenses are salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies, as set forth in the following two tables:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in%)
Depreciation, amortization and impairment losses	220,750	160,621	60,129	37.4
Other fixed costs	167,210	161,824	5,386	3.3
Employee benefit expense and others	106,419	107,115	(695)	(0.6)
Total Consolidated Selling and Administrative Expenses	494,380	429,560	64,820	15.1

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in%)
Generation Business
Enel Generation, EGP Chile and subsidiaries	337,527	267,099	70,428	26.4
Distribution Business
Enel Distribution and subsidiaries	131,465	138,441	(6,976)	(5.0)
Non-electricity business and consolidation adjustments	25,388	24,020	1,368	5.7.
Total Consolidated Selling and Administrative Expenses	494,380	429,560	64,820	15.1

Consolidated selling and administrative expenses from continuing operations increased in 2018 compared to 2017, mainly due to an increase in the generation business. The increase in the generation business is mainly explained by the inclusion of the depreciation of EGP Chile that amounted to Ch$ 62.1 billion.

Selling and administrative expenses in our distribution business decreased in 2018 compared to 2017, primarily due to Ch$ 5.9 billion in payroll expenses associated with extraordinary employee bonuses given to employees during 2017.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in%)
Generation Business
Enel Generation, EGP Chile and subsidiaries	533,620	463,860	69,760	15.0
Distribution Business
Enel Distribution and subsidiaries	159,259	132,510	26,749	20.2
Non-electricity business and consolidation adjustments	(22,275)	(17,740)	(4,535)	25.6
Total Consolidated Operating Income	670,605	578,631	91,974	15.9
Operating margin (1)	27.3%	22.9%	—	—

(1)         Operating margin, a measure of efficiency, represents income as a percentage of revenues.

Our operating income in 2018 increased compared to 2017 due to the combination of the following:

•                  Hydrological conditions in Chile have been below the historical average since 2010. However, in 2018 hydrological conditions were more humid than in 2017. This allowed us to produce more electricity through hydroelectric generation rather than through thermal generation, which is more expensive. In addition, the commissioning of new NCRE plants reduced the impact of dry conditions and the interconnection between the SIC and SING also helps to reduce or stabilize marginal costs. Therefore, the marginal cost of electricity generation decreased in 2018 when compared to 2017 notwithstanding higher prices for our fuels. As a result, we were able to cover our energy deficit in the spot market at lower prices. While our physical sales increased when compared to 2017, they were at lower average sales prices, and our customer mix changed because during 2018 a portion of our regulated customers chose the unregulated tariff regime instead, all of which led to a decrease of our consolidated revenues. However, due to the incorporation of EGP Chile, our operating costs (mainly energy purchases) considerably decreased in 2018, which compensated the lower revenues and the increase in our selling and administrative expenses, also due to the inclusion of EGP Chile.

•                  In the distribution business, although our revenues decreased in 2018 when compared to 2017, our operating costs also significantly decreased when compared to 2017, due primarily to the weather emergencies we faced in 2017, and to a lesser degree, lower selling and administrative expenses. As a result, our distribution business operating income increased in 2018.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in%)
Financial results
Financial income	19,934	21,663	(1,729)	(8.0)
Financial costs	(122,184)	(53,511)	(68,673)	128.3
Gain from indexed assets and liabilities	(818)	916	(1,734)	(189.3)
Foreign currency exchange differences	(7,807)	8,517	(16,324)	(191.7)
Total financial results	(110,875)	(22,415)	(88,460)	394.7
Other Results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	3,190	(2,697)	5,887	(218.3)
Gain from sales of assets	3,411	113,241	(109,830)	(97.0)
Total Other results	6,601	110,544	(103,943)	(94.0)
Total Consolidated Financial and Other Results	(104,274)	88,129	(192,403)	(218.3)

Financial Results

We recorded a higher net financial expense for the year ended December 31, 2018 compared to 2017. This is primarily attributable to (i) higher financial costs mainly due to higher interest on bank loans and bonds amounting to Ch$ 37 billion mainly related to our new debt to finance the 2018 Reorganization, plus higher interest expense related to the consolidation of EGP Chile amounting to Ch$ 31.7 billion; and (ii) higher losses from foreign currency exchange differences, mainly as a result of greater negative exchange differences on forward contracts of Ch$ 5.4 billion, on supplier accounts of Ch$ 4.2 billion and on cash and cash equivalents of Ch$ 3.3 billion; and (iii) Ch$ 1.7 billion in lower financial income due to Ch$ 2.4 billion of lower income related to customer refinancing offset by Ch$ 0,7 billion of greater income from short-term fixed income investments.

Other Results

Our gain from disposition of assets decreased in 2018 compared to 2017, primarily explained by the sale of Electrogas in February 2017 for Ch$ 105.3 billion.

We also registered a higher share of the profit (loss) of associates and joint ventures accounted for using the equity method in 2018 when compared to 2017, mainly explained by better results from HidroAysén amounting to Ch$ 5.9 billion until its liquidation.

Consolidated Income Tax Expenses

Consolidated income tax expenses totaled Ch$ 153.5 billion in 2018, an increase of Ch$ 10.1 billion, or 7.1%, when compared to 2017.

The increase in consolidated income tax expenses was primarily due to an  increase of the statutory tax rate from 25.5% in 2017 to 27% in 2018 leading to Ch$ 8.5 billion in higher taxes.  As a result, the effective tax rate increased to 27.1% in 2018 compared to 21.5% in 2017.  For further details, please refer to Note 20 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses and net income for the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in%)
Operating income	670,605	578,631	91,974	15.9
Other results	(104,274)	88,129	(192,403)	(218.3)
Net income before taxes	566,330	666,760	(100,430)	(15.1)
Income tax expenses	(153,482)	(143,342)	(10,140)	7.1
Consolidated Net income	412,848	523,418	(110,570)	(21.1)
Net income attributable to the Parent Company	361,710	349,383	12,327	3.5
Net income attributable to non-controlling interests	51,138	174,035	(122,897)	(70.6)

The decrease in net income attributable to non-controlling interests in 2018 compared to 2017 is primarily due to the Ch$ 124.6 billion decrease of net income attributable to the non-controlling interests of Enel Generation for 2018, which in turn is mainly due to the decrease of percentage of minority shareholders of Enel Generation as a result of our increase controlling and economic interest in Enel Generation after the completion of the 2018 Reorganization.

3. Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016

Consolidated Revenues and other operating income

The following table sets forth our revenues and other operating income by reportable segment for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)
Generation Business
Enel Generation and subsidiaries	1,634,937	1,659,727	(24,790)	(1.5)
Distribution Business
Enel Distribution and subsidiaries	1,326,659	1,315,761	10,898	0.8
Non-electricity business and consolidation adjustments	(438,618)	(433,921)	(4,696)	1.1
Total Revenues and other operating income	2,522,978	2,541,567	(18,589)	(0.7)

Generation Business: Revenues and other operating income

Revenues and other operating income from our generation business decreased in 2017 compared to 2016. The decrease was mainly due to Ch$59.0 billion lower revenues from energy sales, which was primarily attributable to (i) Ch$41.2 billion associated with the lower energy average sales price, (ii) lower physical sales of Ch$ 39.6 billion as a result of an 8% decrease in sales to regulated clients, and (iii) partially offset by Ch$ 21.9 billion of higher revenues as a result of settlements performed by the CEN associated with price and quantity adjustments.  The decrease was partially offset by Ch$28.4 billion of higher natural gas sales.

Distribution Business: Revenues and other operating income

Revenues and other operating income from our distribution business increased in 2017 compared to 2016, primarily due to an increase in customer consumption of Ch$ 17.3 billion, mainly attributable to (i) greater sales of Ch$ 9.8 billion to residential customers, (ii) higher unregulated customer sales of Ch$ 4.3 billion, and (iii) greater revenues from non-electricity sales of Ch$ 3.8 billion, mainly sales of products and connections to telecommunications companies.

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

The following table sets forth the principal items for our consolidated operating costs by category for the years ended December 31, 2017, and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)

Energy purchases	902,435	891,747	10,688	1.2
Fuel consumption	280,739	295,149	(14,409)	(4.9)
Transmission costs	155,879	195,123	(39,244)	(20.1)
Other variable procurement and services	175,733	115,401	60,333	52.3
Total Consolidated Operating Costs	1,514,787	1,497,420	17,368	1.2

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) by reportable segment for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)
Generation Business
Enel Generation and subsidiaries	903,978	895,060	8,918	1.0
Distribution Business
Enel Distribution and subsidiaries	1,055,708	1,042,329	13,378	1.3
Non-electricity business and consolidation adjustments	(444,899)	(439,970)	(4,929)	1.1
Total Consolidated Operating Costs (excluding Selling and Administrative Expenses)	1,514,787	1,497,420	17,367	1.2

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

The following table sets forth our consolidated selling and administrative expenses in Chilean pesos and as a percentage of total consolidated selling and administrative expenses for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)

Depreciation, amortization and impairment losses	160,621	197,587	(36,966)	(18.7)
Other fixed costs	161,824	170,769	(8,945)	(5.2)
Employee benefit expense and others	107,115	108,002	(887)	(0.8)
Total Consolidated Selling and Administrative Expenses	429,560	476,358	(46,798)	(9.8)

The following table sets forth our consolidated selling and administrative expenses by reportable segment for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)
Generation Business
Enel Generation and subsidiaries	267,099	333,281	(66,182)	(19.9)
Distribution Business
Enel Distribution and subsidiaries	138,441	116,837	21,603	18.5
Non-electricity business and consolidation adjustments	24,020	26,240	(2,220)	(8.5)
Total Consolidated Selling and Administrative Expenses	429,560	476,358	(46,798)	(9.8)

Consolidated selling and administrative expenses decreased in 2017 compared to 2016, mainly due to a reduction in the generation business.  The reduction in the generation business is primarily due to (i) lower impairment losses of property, plant and equipment of Ch$ 30.8 billion due to the non-recurring impairment charges of Ch$ 24.2 billion booked in 2016 related to NCRE projects and the Neltume and Choshuenco projects (see “— 2. Analysis of Result of operations for the year ended December 31, 2016 and 2015 — Consolidated Selling and Administrative Expenses”); (ii) lower other fixed costs of Ch$ 16.5 billion primarily attributable to the non-recurring impairment charges of Ch$ 35.4 billion related to the waiver of water rights of the Bardón, Chillán 1 and 2, Futaleufú, Huechún and Puelo hydroelectric projects recorded in 2016 compared with the Ch$ 25.1 billion loss recognized in 2017 in connection with Enel Generation’s decision to abandon the Neltume and Choshuenco projects for being economically unfeasible to reduce the net book value of the associated assets to zero; and (iii) lower depreciation and amortization of Ch$ 15.3 billon primarily due to the modification of the remaining useful life of fixed assets applied to Property, Plant, and Equipment in 2017.

Selling and administrative expenses in our distribution business increased in 2017 compared to 2016, primarily  due to (i) Ch$ 9.8 billion higher other fixed costs, mainly attributable to an increase in emergency attention, line maintenance and a tree trimming plan of Ch$ 8.6 billion, (ii) Ch$ 9.1 billion higher depreciation and amortization and impairment losses due to an increase in depreciation related to construction works that became operational and (iii) a Ch$ 2.6 billion increase in employee expenses due to extraordinary non-recurrent employee bonuses related to the new collective bargaining process carried out with Enel Distribution’s unions in 2016.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)
Generation Business
Enel Generation and subsidiaries	463,860	431,386	32,474	7.5
Distribution Business
Enel Distribution and subsidiaries	132,510	156,594	(24,084)	(15.4)
Non-electricity business and consolidation adjustments	(17,740)	(20,191)	2,452	(12.1)
Total Consolidated Operating Income	578,631	567,789	10,841	1.9
Operating margin(1)	22.9%	22.3%	—	—

(1)         Operating margin, a measure of efficiency, represents operating income as a percentage of revenues.

Our operating income in 2017 increased slightly compared to 2016 primarily due to the combination of:

•                  Hydrological conditions in Chile have been below the historical average since 2010.  However, in 2017, hydrological conditions were slightly more humid than in 2016, mainly during the fourth quarter of 2017.  This allowed us to produce more electricity through hydroelectric generation rather than thermal generation, which is more expensive.  In addition, the commissioning of new NCRE plants reduced the impact of dry conditions. Therefore, the marginal cost of electricity generation decreased in 2017 when compared to 2016.  As a result, we were able to cover our energy deficit in the spot market at lower prices.  Our physical sales decreased when compared to 2016 and our customer mix changed because a portion of our regulated customers chose the unregulated tariff regime instead.  Our selling and administrative expenses decreased considerably in 2017, mainly due to the impairments and write-offs we booked in 2016.

•                  In the distribution business, although our physical sales and unregulated sales related to infrastructure projects and public lighting increased in 2017 when compared to 2016, in June and July 2017 we faced rain storms and the most damaging snow storm in Santiago since 1970, leaving parts of the capital without power for over one week.  These situations significantly increased our costs due to emergency responses including payments related to damage compensation, fines, lines maintenance and tree trimming plans.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)
Financial results
Financial income	21,663	23,106	(1,443)	(6.2)
Financial costs	(53,511)	(58,199)	4,689	(8.1)
Profit for indexed assets and liabilities	916	1,632	(716)	(43.9)
Foreign currency exchange differences	8,517	12,978	(4,462)	(34.4)
Total	(22,416)	(20,483)	(1,932)	9.4
Other Results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	(2,697)	7,878	(10,575)	n.a.
Gain from sales of assets	113,241	121,490	(8,249)	(6.8)
Total	110,544	129,368	(18,824)	(14.6)
Total Consolidated Financial and Other Results	88,129	108,885	(20,756)	(19.1)

Financial Results

We recorded a higher net financial expense for the year ended December 31, 2017 compared to 2016. This is primarily attributable to lower gains from foreign currency exchange differences, mainly as a result of the lower Chilean peso value of the U.S.

dollar intercompany debt owed by Enel Generation to Enel Américas for Ch$ 10.1 billion that was offset by greater income on cash and cash equivalents in U.S. dollars for Ch$ 5.7 billion.  These lower gains were offset by Ch$ 4.7 billion in lower financial costs, mainly due to lower interest expenses on bank loans and public bonds for Ch$ 4.7 billion.  The reduction of our financial result was also the consequence of Ch$ 1.4 billion lower financial income due to a settlement agreement we entered into with YPF in 2016 for Ch$ 2.0 billion and lower customer refinancing income for Ch$ 1.9 billion in 2017, offset by higher income from temporary investments in fixed income securities for Ch$ 2.6 billion.

Other Results

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the year ended December 31, 2017, decreased compared to 2016, primarily due to the sale of our former associate Electrogas in February 2017 and GNL Quintero in September 2016, accounting for a Ch$ 5.2 billion and Ch$ 2.8 billion decrease in equity investment profits, respectively.  In addition, the loss registered in connection with HidroAysén increased by Ch$ 2.0 billion. For additional information on the termination and liquidation of HidroAysén, see “Item 4. Information on the Company — C. Organizational Strucuture — Selected Related and Jointly-Controlled Companies — HidroAysén.”

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

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses and net income for the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)
Consolidated Operating income	578,631	567,789	10,841	1.9
Consolidated Other results	88,129	108,885	(20,756)	(19.1)
Consolidated Net income before taxes	666,759	676,674	(9,915)	(1.5)
Income tax expenses	(143,342)	(111,403)	(31,939)	28.7
Consolidated Net income	523,417	565,271	(41,854)	(7.4)
Net income attributable to the Parent Company	349,383	384,160	(34,777)	(9.1)
Net income attributable to non-controlling interests	174,035	181,111	(7,076)	(3.9)

The decrease in net income attributable to non-controlling interests in 2017 compared to 2016 is primarily due to the Ch$ 5.8 billion decrease of net income attributable to the non-controlling interests of Enel Generation for 2017, which in turn is mainly due to the decrease of the net income of Enel Generation by Ch$ 95.9 billion.  The controlling and economic interest in Enel Generation was the same in both years.

B.                     Liquidity and Capital Resources.

Our main assets are our consolidated Chilean subsidiaries, Enel Generation, EGP Chile and Enel Distribution. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We receive cash inflows from our subsidiaries and related companies. Our subsidiaries’ and associates’ cash flows may not always be available to satisfy our own liquidity needs because there may be a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, short- and long-term intercompany loans and ample access to the capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(in billions of Ch$)
Net cash flows provided by operating activities	736	636	615
Net cash flows used in investing activities	(1,882)	(146)	(63)
Net cash flows provided by (used in) financing activities	967	(318)	(446)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(179)	172	105
Effect of exchange rate changes on cash and cash equivalents	5	2	(4)
Cash and cash equivalents at beginning of period	419	246	144
Cash and cash equivalents at end of period	245	419	246

For the year ended December 31, 2018, net cash flow provided by operating activities increased 15.7% compared to the same period in 2017. The increase was in part the result of lower payments as detailed below:

(i)             a decrease of Ch$ 147 billion in payments to suppliers of goods and services mainly due to:

a.                       the positive effect of adding EGP Chile into our consolidated perimeter, which led to a net reduction of Ch$ 107 billion in our cost of energy purchases as a consequence of the elimination of related party transactions (sales of EGP Chile to Enel Generation and Enel Distribution);

b.                       a decrease of Ch$ 37 billion in fuel costs to Enel Generation;

(ii)          a decrease of Ch$ 49 billion in income tax payments during 2018 primarily due to Ch$45 billion in tax refunds for recognition of tax losses in Celta and higher monthly payments made by GasAtacama in 2017; and

(iii)       a decrease of Ch$ 9 billion in payments to and on behalf of employees from operating activities, mainly in Enel Distribution, which registered higher payments in 2017 associated with retirement plans and union agreements.

This was partially offset by a decrease of Ch$ 109 million in collections from the sale of goods and services, comprised mainly of:

(i)        a decrease of Ch$ 95 billion in collections from Enel Generation, on a stand-alone basis and excluding intercompany transactions, due to a lower average sales price and lower sales to regulated customers;

(ii)          a decrease of Ch$ 41 billion in collections from GasAtacama, excluding intercompany transactions, due to lower physical sales mainly in the spot market;

(iii)       a decrease of Ch$ 39 billion in collections from Enel Distribution, excluding intercompany transactions, due to a reduction in billings from transmission tolls partially offset by; and

(iv)      an increase of Ch$ 57 billion in collections from EGP Chile, excluding intercompany transactions as a result of its acquisition and consolidation for the nine-month period ended December 31, 2018.

For further information regarding our operating results in 2018 and 2017, please see “— A. Operating Results. — 2. Analysis of Results of Operations for the Years Ended December 31, 2018 and 2017.”

For the year ended December 31, 2017, net cash flow provided by operating activities increased 3.4% compared to the same period in 2016. The increase was in part the result of:

(i)             a decrease of Ch$ 102 billion in other payments for operating activities mainly attributable to an increase of Ch$ 132 billion in additional tax payments in 2016, generated in accordance with Peruvian tax law as a result of the spin-offs of the non-Chilean electricity businesses in 2016, paid in March 2016 by Enel Generation (Ch$ 116 billion) and Enel Distribution (Ch$ 16 billion), and partially offset by an increase of Ch$ 29 billion in VAT in 2017;

(ii)          a decrease of Ch$ 51 billion in payments to suppliers of goods and services, comprised mainly of Ch$ 41 billion from Enel Distribution, mostly as a consequence of lower energy purchases from third parties; and

(iii)       an increase of Ch$ 11 billion in other collections from operating activities, comprised mainly of tax refunds in the context of the 2016 Reorganization from Peru to Enel Generation corresponding to excess tax paid in 2016.

This was partially offset by a decrease of Ch$ 88 million in collections from the sale of goods and services, comprised mainly of:

(i)             a decrease of Ch$ 62 billion in collections from Enel Distribution, excluding intercompany transactions, due to lower energy billing during 2017 compared to the same period in 2016, as a result of the non-application of the government’s price decree that establishes the “Average Node Price”, which was applied retroactively to November 2016;

(ii)          a decrease of Ch$ 63 billion in collections from GasAtacama, excluding intercompany transactions, due to lower physical sales mainly in the spot market; and

(iii)       an increase of Ch$ 41 billion in collections from Enel Generation, on a stand-alone basis and excluding intercompany transactions, due to higher natural gas sales and higher collections from energy sales.

Finally, the increase was also offset by an increase of Ch$ 57 billion in income tax paid during 2017, primarily due to the absence of the tax credit benefit corresponding to dividends received from Enel Generation’s former non-Chilean subsidiaries.

For further information regarding our operating results in 2017 and 2016, please see “— A. Operating Results. — 3. Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016.”

For the year ended December 31, 2018, net cash flows used in investing activities increased 1,185% compared to the same period of 2017. The increase was mainly due to the 2018 Reorganization completed on April 2, 2018, with Ch$ 1,624 million related to the tender offer for Enel Generation and a decrease of Ch$ 116 billion in other collections from the sale of equity or debt instruments belonging to other entities related to the sale of Electrogas.

For the year ended December 31, 2017, net cash flows used for investing activities increased 131% compared to the same period of 2016. The increase was mainly due to the acquisition of Ch$ 266 billion in fixed assets, primarily related to Los Cóndores project and extension of the electrical network, partially offset by Ch$ 116 billion in other collections from the sale of equity or debt instruments belonging to other entities related to the sale of Electrogas, and proceeds of Ch$ 4 billion received from the sale of land by GasAtacama.

For further information regarding the 2018 Reorganization and the acquisition of fixed assets in 2017, please see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

For the year ended December 31, 2018, net cash flows provided by financing activities increased 404% compared to 2017 mainly to finance the 2018 Reorganization.

The aggregate cash inflows from financing activities in 2018 were primarily due to:

(i)                     Ch$ 625 billion in Yankee bonds issued by us;

(ii)                  Ch$ 940 billion in bank loans granted to us; and

(iii)               Ch$ 666 billion in proceeds from the issuance of shares in connection with the tender offer and related capital increase made as part of the 2018 Reorganization.

The aggregate cash outflows from financings activities in 2018 were primarily due to:

(i)                     Ch$ 820 billion in payments of loans and bonds (including Ch$ 749 billion from us on a stand-alone basis, related to the 2018 Reorganization and Ch$ 65 billion from EGP Chile);

(ii)                  Ch$ 231 billion in dividend payments, of which Ch$ 118 billion was paid to Enel, our controlling shareholder;

(iii)               Ch$ 116 billion in interest expense (Ch$ 47 billion paid by Enel Generation, Ch$ 41 billion paid by EGP Chile and Ch$ 28 billion paid by us); and

(iv)              Ch$ 72 billion in payments to acquire treasury shares.

For the year ended December 31, 2017, net cash flows used in financing activities decreased 29% compared to 2016, mainly due to lower dividend payments due in part to the payment of dividends by Enel Distribution and Enel Generation to Enel Américas prior to the spin-offs in 2016, and lower other cash outflows associated with cash allocations related to the 2016 Reorganization.

The aggregate cash outflows from financing activities in 2017 were primarily due to:

(i)             Ch$ 261 billion in dividend payments, of which Ch$ 96 billion was paid to Enel, our controlling shareholder;

(ii)          Ch$ 44 billion in interest expense, mainly paid by Enel Generation on a stand-alone basis;

(iii)       Ch$ 6 billion in payments of loans and bonds paid by Enel Generation on a stand-alone basis; and

(iv)      Ch$ 5 billion mainly of derivatives instrument payments executed by Enel Generation.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend on payments from our subsidiaries to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries develop their capital expenditure plans and customarily finance their capital expansion programs through internally generated funds or direct financings. We, on a stand-alone basis, have no legal obligations or other commitments to support our subsidiaries financially. In some cases, we may finance our subsidiaries through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

As of December 31, 2018, our consolidated interest-bearing debt totaled Ch$ 2,479 billion (including Ch$ 447 billion in debt that EGP Chile incurred with Enel Finance International N.V.) and had the following maturity profile:

•                  Ch$ 329 billion in 2019;

•                  Ch$ 170 billion from 2020 to 2021;

•                  Ch$ 194 billion from 2022 to 2023; and

•                  Ch$ 1,786 billion thereafter.

We have American Depositary Shares listed and traded on the NYSE since April 26, 2016, and may in the future access the international equity capital markets (including SEC-registered ADS offerings). Our subsidiary Enel Generation accessed the international equity capital markets, with a SEC-registered ADS offering on August 3, 1994. Enel Generation actively issued bonds in the United States (“Yankee Bonds”) in the past, and we, on an individual basis, have issued bonds Yankee Bonds for US$ 1,000 million in 2018 and, depending on liquidity needs, may issue Yankee bonds in the future. Since 1996, Enel Generation and Pehuenche have issued a total of US$ 2.8 billion in Yankee Bonds.

The following table lists our Yankee Bonds outstanding as of December 31, 2018.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enel Chile	10 years	June 2028	4.875	1,000	1,000

The following table lists the Yankee Bonds issued by our subsidiary, Enel Generation, and the aggregate principal amount outstanding as of December 31, 2018. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon		Issued	Outstanding
			(%)		(in millions of US$)
Enel Generation	10 years	April 2024	4.250		400	400
Enel Generation (1)	30 years	February 2027	7.875		230	206
Enel Generation (2)	40 years	February 2037	7.325		220	70.8
Enel Generation (1)	100 years	February 2097	8.125		200	40
Total			5.813	(3)	1.050	717

(1)         Enel Generation repurchased some of these bonds in 2001.

(2)         Holders of the Enel Generation 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009, for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)         Weighted-average coupon by outstanding amount.

We also have access to the Chilean domestic capital markets. Our subsidiary, Enel Generation, has issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enel Generation that are outstanding as of December 31, 2018.

			Coupon (inflation		Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)		Issued	Outstanding
			(%)		(in millions of UF)	(in millions of US$)	(in billions of Ch$)
Enel Generation Series H	25 years	October 2028	6.20		4.00	84.4	59
Enel Generation Series M	21 years	December 2029	4.75		10.0	396.8	276
Total			5	(1)	14.0	481.2	334

(1)         Weighted-average coupon by outstanding amount.

For a full description of local bonds issued by Enel Generation, see “Unsecured liabilities detailed by currency and maturity” in Note 21.2 of the Notes to our consolidated financial statements.

We may also participate in the international and local commercial bank markets through syndicated or bilateral senior unsecured loans, including both fixed term and revolving credit facilities. The amounts outstanding or available under our syndicated revolving loan as of December 31, 2018, is set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generation	Syndicated revolving loan	February 2020	200	—
Enel Chile	Bilateral revolving loan	December 2022	400	—
Total			600	—

Enel Generation’s undrawn revolving credit facility is governed by the laws of the State of New York and does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on it for up to US$ 200 million as of December 31, 2018, and as of the date of this Report from such committed revolving facilities under any circumstances, including situations involving a MAE.  On

December 21, 2018, we also entered into a 4-year revolving credit line with Enel International Finance N.V. for up to US$ 400 million, with an availability period of 6 months, which as of December 31, 2018, and as of the date of this Report remained undrawn.

We may also borrow from banks in Chile under fully committed facilities, under which a potential MAE would not be an impediment to this source of liquidity. In 2016, Enel Generation entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 79 billion as of December 31, 2018) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF$)	(in millions of UF$)
Enel Generation	Bilateral revolving loan	March 2019	2.8	—

This facility matured in March 2019 and was not renewed.

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 495 billion in the aggregate as of December 31, 2018, and up to Ch$ 417 billion as of the date of this Report.

On January 12, 2018, we entered into a senior unsecured term loan credit agreement. The credit agreement provides for an 18-month facility, originally comprised of a Ch$ 667.9 billion Term A Loan Commitment and a US$ 900 million Term B Loan Commitment, and is governed by the laws of the State of New York. We entered into this credit agreement to fund the financial needs arising from the 2018 Reorganization. In March 2018, we drew down Ch$ 517.7 billion from the Term A Loan Commitment and US$ 697.5 million from the Term B loans Loan Commitment. This facility matures on July 12, 2019. This loan was substantially repaid with proceeds obtained from our first Yankee bond issuance in June 2018.

We and our subsidiaries also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 53 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to a MAE conditions precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of a MAE, and therefore could limit our liquidity under such circumstances.

We may also access the Chilean commercial paper market under programs that need to be registered with the CMF. In addition, in March 2018, we registered a 30-year local bond program with the CMF for UF 15 million (Ch$ 595 billion as of December 31, 2018). Finally, we can also access other types of financing, including supplier credits, leasing, among others.

EGP Chile has also accessed the Chilean bank market through bilateral loan agreements, which as of December 31, 2018, totaled Ch$ 278 billion, with a final maturity in December 2021.  In addition, EGP Chile incurred in debt with Enel International Finance N.V. through a US dollar-denominated loan, which as of December 31, 2018, had US$ 644 million (Ch$ 447 billion) outstanding, with a maturity in December 2027.

Only Enel Generation’s outstanding debt facilities, with the exception of their Yankee Bonds, include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2018, the most restrictive financial covenant affecting Enel Generation was the leverage ratio in connection with the bilateral revolving loan facility that matured in March 2019, and the syndicated senior unsecured loan that matures in February 2020. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 1,956 billion. As of December 31, 2018, and as of the date of this Report, our subsidiaries are in compliance with the financial covenants contained in their debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of our financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as Yankee Bonds issued by us and Enel Generation, have cross default provisions with different definitions, criteria, materiality thresholds and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provision for our credit agreement executed in January 2018, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facility, only matured defaults of the borrower exceeding US$ 100 million qualify for a potential cross default when the principal exceeds US$ 100 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of a particular outstanding facility chose to do so.

The cross default provisions for the Enel Generation revolving credit facility that is due in February 2020, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facility, only matured defaults of the borrower exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies, although its subsidiaries do not have any financial obligation. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of the outstanding facility chose to do so. All of our and Enel Generation’s Yankee Bonds are unsecured and not subject to any guarantees by any of its subsidiaries or parent companies.

The local facility of Enel Generation was due in March 2019 and was not renewed.

The cross default provision of our Yankee Bonds may be triggered by our subsidiaries’ debt. A matured default of Enel Generation or any of its subsidiaries could result in a cross default to Yankee Bonds issued by us and by Enel Generation if such matured default, on an individual basis, has a principal exceeding certain materiality thresholds. Enel Generation’s subsidiaries do not currently have any financial obligations. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate if either the trustee or bondholders representing at least 25% of the aggregate debt of a particular series then outstanding chose to do so. Enel Generation’s local bonds do not have cross default provisions arising from its subsidiaries.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria and other contractual restrictions. We are currently in compliance with the legal restrictions and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries may restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Enel Generation’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Enel Generation and its subsidiaries are allowed to lend to related parties. The threshold for such aggregate restriction of intercompany loans is currently US$ 100 million, equal to approximately Ch$ 69 billion. After a liability management process carried out by Enel Generation, the threshold was increased to US$ 500 million (equal to Ch$ 347 million), which, as of the date of this Report, is still subject to the final approval by the CMF. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk Factors— We depend on payments from our subsidiaries to meet our payment obligations.”

Our estimated capital expenditures for 2019 through 2021 are expected to amount to Ch$ 1,355 billion, which includes maintenance capital expenditures, investment in expansion projects under execution, such as those for Los Cóndores project, as well as water rights and expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

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

Generation

Our operating income is affected by several factors including contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. With the consolidation of EGP Chile as of April 2018, we added 1,189 MW of installed capacity. We expect that NCRE will boost the growth of our generation business in the long term.

Sales prices and energy costs are among the main drivers of our results of operations of our electricity generation business. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales rely on our ability to generate or buy electricity at a cost lower than contracted prices. However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by several factors, including hydrology and fuel prices. Abundant hydrological conditions generally lower spot prices, while dry conditions increase them, although this effect on prices may be partly mitigated with NCRE generation.

Our operating income might not be impacted adversely even when we are required to buy electricity at high prices in the spot market if our commercial policy is appropriately managed.  Our goal is to have a conservative and well-balanced commercial policy that controls relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting a significant portion of our expected electricity generation through long-term electricity supply contracts.  The optimal level of electricity supply commitments is one that protects us against low marginal cost conditions, such as those existing during a rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years.  In order to determine the optimal mix of long-term contracts and sales in the spot market, we project our aggregate generation taking into consideration our diversified generation mix and the incorporation of new projects under construction under dry hydrology.  We then create demand estimates using standard economic theory and forecast the system’s marginal cost using proprietary stochastic models.  We also participate in the energy forward derivatives market, which allows us to negotiate volume and future price, in order to ensure demand and avoid buying in the spot market, which has high volatility and risk.

Our sales contracts to customers not subject to regulated prices are not standardized and the contractual terms and conditions are individually negotiated. When negotiating these contracts, we try to set the price at a premium over future expected spot prices to mitigate the risk of increases in future spot prices.  However, the premium can vary substantially depending on several conditions such as node values, load profile and the term of the contract.  Our contracted sales with regulated customers represent on average more than 67% of our sales, allowing us to maintain steady prices for longer periods, normally 10 to 15 years, which combined with our balanced commercial policy, generally provides for a stable profit.  Most of our current regulated tariffs are indexed to the U.S. CPI and, to a lesser extent, to commodity prices.  We expect regulated tariffs to remain fairly stable, without material changes before 2021, with a downward trend as a result of the full integration of the two electricity systems, the former SIC (central and southern Chile) and SING (northern Chile), into one interconnected system, the SEN, since November 2017. This integration is expected to increase system generation efficiency, especially under extreme situations, and also improve investment and commercialization opportunities in both markets, mainly allowing for a higher dispatch of solar and wind power plants located in northern areas of Chile which will have a direct benefit to our own NCRE power plants located in that zone.  We expect that Los Cóndores will be completed during 2020, adding an average 600 GWh of annual generation to our consolidated generation capacity. In 2022 and 2024, we expect significant price decreases, mainly due to the start of operations of projects tendered in 2016 and 2017, respectively, including our Campos del Sol, Cerro Pabellón 3 and Renaico II projects.

In 2022, distribution company contracts awarded to Enel Generation in the August 2016 auction will come into effect and therefore we expect the tariffs of our regulated contracts will decrease as a consequence of the lower prices offered by NCRE providers.  In 2024, contracts awarded in the November 2017 auction, the last such process, will come into effect with an average price of the total awarded energy of US$ 32.5 per MWh, 32% lower than the average price of the previous tender process.  The total amount of energy tendered was based on NCRE offers, representing a milestone in the industry.  We were awarded 54% of the total tender of 2,200 GWh per annum, corresponding to 1,180 GWh per annum at an average price of US$ 34.7 per MWh with a mix of wind, solar and geothermal generation, which will be provided through NCRE projects backed up by conventional energy.

We regularly participate in energy bids and we have been awarded long-term energy sale contracts that incorporate the expected variable costs considering changes to the most relevant variables.  These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income.  Considering the results of the last two tenders for regulated customers, we expect to continue increasing the NCRE market competitiveness.  As a result, offered prices will probably continue to decrease, but at a lower rate compared to previous years.

Spot prices could also be affected by international prices of fuel commodities such as fuel oil, coal and LNG, since Chile does not produce those fuels in any significant quantities. Fuel prices directly affect our thermal generation costs, which as of December 31, 2018, represented 37% of our installed capacity. Commodity prices, mainly oil, have significantly increased since their lowest level in the first quarter of 2016, characterized by a high volatility. The trend is expected to continue into 2019.

During the last few years, NCRE generation has grown much faster than expected, mainly as a consequence of the technological improvement in wind and solar technologies and the associated declining amount of capital required to deploy them.  The government also established a regulated tender framework that allows the energy market to access this price reduction in the medium and long term. Currently, NCRE (solar, wind and geothermal) generation installed capacity represents 18% of the total market share, according to the monthly CEN report for March 2019.  Currently, EGP Chile has a competitive pipeline of projects with short time-to-market, which is possible because of current commercial opportunities through PPA contracts.

For the period 2019-2021, we expect to invest Ch$ 1,355 billion in investments related to projects of current and future development, including research studies necessary to develop other generation and maintenance projects of distribution networks and existing generation power plants. By 2021, renewable projects under development are expected to increase the current installed capacity by 1.1 GW.

With respect to the development of new projects to increase our installed capacity, our strategy is to focus in creating synergies with plants in operation and obtaining economies of scale, by combining existing plants with new NCRE projects to achieve greater competitiveness. We expect to continue competing in the future through PPA contracts, in part associated with the migration of regulated customers from the distribution business, mainly mining and large industries, who are demanding NCRE sources to reduce their energy costs and to clean their own carbon footprint. The continuous addition of NCRE power plants to the grid will require further market flexibility and focus on operational efficiency to combine the different technologies while maintaining the security and the system’s supply reliability, which is typically a NCRE weakness. Wind and solar sources, the NCRE sources most widely used, have higher intermittency than other non-NCRE facilities since they can only generate electricity when the wind blows or the sun shines. Battery energy solutions will likely play a key role in the next decade, providing a crucial solution for frequency control and grid stability in the context of significant wind and solar penetration.

Distribution

Distribution customers who can choose between regulated and unregulated tariffs are switching to unregulated tariffs, thereby becoming direct generation company customers and paying tolls to distribution companies.  These customers are tendering their energy needs, either directly or in association with other customers, because unregulated tariffs are currently lower than regulated tariffs that are based on contracts tendered in the past at higher prices.  We expect this trend may continue in the future until lower cost contracts are recognized in the regulated tariffs. Based on the latest tender processes, it may last until 2024 with the recognition of the 2017 tendered prices in the regulated tariff.

We expect organic growth expansion in the distribution business mainly coming from the digitalization of the network.  We expect to invest in new technologies that will automate our networks to achieve better operational and economic efficiency.  The investment in these smart meters will be recognized in the regulated tariffs.  These smart meters allow bi-directional communication, digitized and interconnected networks, and also enable our consumers to improve their energy efficiency. We will continue investing in this technology since it will allow us to reduce costs mainly in remote meter reading without an inspector, disconnection and reconnection processes, and to address extreme weather emergencies better by significantly reducing failure recognition time. These instruments will also facilitate maintenance that is more efficient, as well as provide a necessary technical tool through which residential customers may inject their future excess energy into the electrical system.

E.                     Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.                      Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2018:

	Payments due by Period
Ch$ billion	Total	2019	2020-2021	2022-2023	After 2023
Purchase obligations(1)	12,776	4,023	3,977	3,393	1,383
Interest expense(2)	1,086	128	242	211	505
Yankee bonds	1,193	—	—	—	1,193
Local bonds(3)	357	53	62	62	180
Financial Leases	16	3	8	5	—
Pension and post-retirement obligations(4)	57	7	8	7	35
Bank debt	960	283	272	149	256
Total contractual obligations	16,445	4,497	4,569	3,831	3,553

(1)                  Includes generation and distribution business purchase obligations, which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$ 8,404 billion, 65.8% corresponds to energy purchased for distribution, 23.3% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation, and the remaining 10.9% corresponds to miscellaneous services, such as LNG regasification, fuel transportation and coal handling.

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

The members of our Board of Directors as of December 31, 2018 were as follows:

Directors	Position	Age(1)	Current Position Held Since
Herman Chadwick P.	Chairman	74	2016
Salvatore Bernabei	Director	46	2016
Pablo Cabrera G.	Director	71	2016
Daniele Caprini	Director	46	2018
Giulio Fazio	Director	48	2016
Fernán Gazmuri P.	Director	75	2016
Juan Gerardo Jofré M.	Director	70	2016

(1)         As of April 30, 2019.

At ordinary shareholders meeting held on April 25, 2018, the members of our Board of Directors were elected to three-year terms ending in April 2021. During the Board of Directors’ meeting held on April 25, 2018, Mr. Chadwick was appointed Chairman and Messrs. Gazmuri, Cabrera and Jofré as members of the Directors’ Committee. Mr. Gazmuri was also appointed Financial Expert of the Directors’ Committee.

Set forth below are brief biographical descriptions of the members of our Board of Directors, three of whom reside outside Chile and four of whom reside in Chile, as of December 31, 2018:

Herman Chadwick P.

Mr. Chadwick is law partner at Chadwick & Cía. and a director of several companies unrelated to us, including Aguas Andinas, a Chilean water utility company, and Viña Santa Carolina, a Chilean winery. Mr. Chadwick is an advisor and arbitrator at Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago, an association that provides arbitration services to resolve legal disputes.  Mr. Chadwick holds a law degree from Pontificia Universidad Católica de Chile.

Salvatore Bernabei

Mr. Bernabei is the Head of Global Procurement of Enel since May 2017. He has been Head of Renewable Energies Latin America of Enel Green Power (2016-2017) and Country Manager for Chile and the Andean Countries (2013-2016).  He joined Enel in 1999 and held several positions involving project integration, execution, inspection, operations and logistics.  Mr. Bernabei holds a degree in industrial engineering from Università degli Studi di Roma “Tor Vergata”, and an MBA from Politecnico di Milano.

Pablo Cabrera G.

Mr. Cabrera is a member of the Chilean Society of International Law.  Mr. Cabrera served concurrently as ambassador to the Holy See, to the Sovereign Military Order of Malta and Albania (2006-2010), to the People’s Republic of China (2004-2006) to Russia (2000-2004) and to the UK (1999-2000).  Mr. Cabrera holds a law degree from Pontificia Universidad Católica de Chile and Academia Diplomática Andrés Bello.

Daniele Caprini

Mr. Caprini is the Head of Enel’s Group Planning and Reporting and the CFO of Enel Colombia since 2016. He headed Enel’s Financial Valuation and Investment Control (2013-2015), Management Control (2015-2016) and Strategic Planning M&A and Financial Valuation (2009-2013) of Enel Green Power S.A. Mr. Caprini holds a degree in economics from the Università degli Studi di Siena and an MBA from Roma Università LUISS.

Giulio Fazio

Mr. Fazio is the Head of Enel’s Legal and Corporate Affairs since January 2016.  Previously, he held a comparable position at Enel Green Power S.p.A. (2008-2014).  Since 2004, he has worked in finance and antitrust operations in Enel’s Legal Department.  Mr. Fazio joined an Enel affiliate in 1996.  He holds a degree in law and a Ph.D. from Università degli Studi di Palermo.

Fernán Gazmuri P.

Mr. Gazmuri has been a board member of companies unrelated to us. He is Currently Vice Chairman of Invexans S.A., a telecom and Maritime Cable Company and a Director of Citroën Chile S.A.C., the Chilean Security Association, Invexans S.A, Sociedad de Fomento Fabril (SOFOFA) and Asociación Nacional Automotriz de Chile.  In 2013-2016, he was director of Empresa Nacional del Petróleo (ENAP), the Chilean state-owned oil company and Vice-Chairman of the Chilean International Chamber of Commerce.  He holds a degree in business administration from Pontificia Universidad Católica de Chile.

Gerardo Jofré M.

Mr. Jofré is a director of CAP S.A., a mining and steel company, and a member of the self-regulatory council of the Asociación de Aseguradores de Chile, the insurance companies association.  In 2010-2014 he was Chairman of the Board of Codelco, the Chilean state-owned copper mining company.  He has been a director of several prominent Chilean companies unrelated to us, and has held several managerial positions, primarily in Banco Santander Chile and affiliates. He holds a degree in business administration from Pontificia Universidad Católica de Chile.

Executive Officers

Set forth below are our Executive Officers as of December 31, 2018.

Executive Officers	Position	Age(1)	Joined Enel or Affiliate in	Current Position Held Since
Paolo Pallotti	Chief Executive Officer	56	1990	2018
Angel Barrios R.	IT Officer	49	1994	2018
Juan José Bonilla A.	Procurement Officer	40	2010	2018
Raffaele Cutrignelli	Internal Audit Officer	38	1995	2016
Marcelo Antonio de Jesus	Chief Financial Officer	49	2018	2018
Monica De Martino	Regulatory Affairs Officer	43	2011	2017
Alison Dunsmore M.	Services Officer	39	2005	2018
José Miranda M.	Communications Officer	37	2014	2016
Antonella Pellegrini	Sustainability Officer	57	2000	2017
Andrés Pinto B.	Safety Officer	40	2010	2017
Liliana Schnaidt H.	Human Resources Officer	40	2009	2018
Claudia Navarrete C.	Planning and Control Officer	46	1998	2018
Pedro Urzúa F.	Institutional Affairs Officer	49	2012	2016
Domingo Valdés P.	General Counsel	55	1993	2016

(1)         As of April 30, 2019.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.

Paolo Pallotti: Mr. Pallotti was the CFO of Enel Américas in 2018.  He played a key role in various Enel corporate reorganization processes. He has been CFO of Enel’s Italian businesses (2014-2018), Financial Director of Enel’s Infrastructure & Networks division (2012), and director of Enel Energia S.p.A. (2015-2018) and Enel Italia S.r.L (2017-2018).  He holds a degree in electronic engineering from Università degli Studi di Ancona.

Angel Barrios R.: Mr. Barrios has held several positions related to Information Systems, including Head of ICT, a subsidiary of Enel Chile (2014-2018). Mr. Barrios holds a degree in civil engineering in informatics from Universidad Santa María and a master’s degree in Information Technology from Universidad Santa María.

Juan José Bonilla A.: Mr. Bonilla was CEO of EGP Chile in 2017 and was Operation and Maintenance Manager of EGP North America (2014-2016). Before, he held managerial positions at EGP including Head of Wind Maintenance and Technical Support.  He holds a degree in industrial engineer from Escuela Superior de Ingenieros Industriales de Madrid, an MBA from ESERP Business School, and a master’s degree from Universidad San Pablo - CEU.

Raffaele Cutrignelli: Mr. Cutrignelli was the Audit Officer for Codensa and Emgesa (2015-2016) and the Head of Latin American Audit for EGP in Brazil (2013-2015). Mr. Cutrignelli holds a degree in international business from Nottingham Trent University, and a master’s degree in audit and internal controls from Universitá di Pisa.

Marcelo Antonio de Jesus:  Mr. de Jesus was CFO at Eletropaulo and a member of the Business Council of AES Group companies and held finance positions at TAM Linhas Aéreas S.A, Latam Airlines Group, Flora Higiene y Belleza, Syngenta and AES Latin America & Caribbean. He graduated from Universidad de São Caetano do Sul Business School and holds a master’s degree in business administration from Dom Cabral Foundation.

Mónica De Martino: Ms. De Martino was Head of EGP Regulatory Affairs Latin America (2011-2017).  She holds a degree in political science from Libera Università Internazionale degli Studi Sociali Guido Carli, an MBA from Columbia Business School and a graduate degree from London Business School.

Alison Dunsmore M.: Ms. Dunsmore has held various Enel positions including Head of Commercial Management (2013-2015) and Chief of Staff and Head of Strategic Planning (2015-2017). Ms. Dunsmore holds a degree in civil industrial engineer from Universidad de Santiago de Chile.

José Miranda M.:  Before joining Enel, Mr. Miranda worked for eleven years at Televisión Nacional de Chile, a state-owned Chilean TV channel.  He is an audiovisual communicator with a degree from DUOC UC and a graduate degree in management from Universidad de Chile.

Antonella Pellegrini: Ms. Pellegrini has held managerial positions in business development and sustainability for EGP affiliates since 2014.  She holds a degree in marketing and communications from Istituto Europeo di Design.

Andrés Pinto B.: Mr. Pinto has held managerial positions in project planning, cost control and operations for Enel affiliates since 2010.  Mr. Pinto holds a degree in civil engineering from Pontificia Universidad Católica de Chile.

Claudia Navarrete C.: Ms. Navarrette held management positions in analysis and financial control in 2012-2018.  Ms. Navarrete holds a degree in civil engineering, a master’s degree in computer science and an MBA from Pontificia Universidad Católica de Chile.

Liliana Schnaidt H.  Ms. Schnaidt held positions in EGP business development, with a focus on solar energy (2009-2018). Ms. Schnaidt holds a degree in civil engineering from Pontificia Universidad Católica de Chile.

Pedro Urzúa F.: Mr. Urzúa has been Institutional Affairs Officer for Chile and the Andean Countries for EGP (2012-2016), Director of Corporate Affairs of ENAP (2009-2012), director of Fundación Acción RSE (2012) and Communications Director of ENAP Sipetrol (2009-2012). He a holds a degree in journalism from Universidad de Artes y Ciencias de la Comunicación.

Domingo Valdés P.:  Mr. Valdés is the Secretary of the Boards of Directors of both Enel Chile and Enel Américas and is a Professor of Economic and Antitrust Law at Universidad de Chile.  Mr. Valdés holds a law degree from Universidad de Chile and a master’ in law degree from the University of Chicago.

B.            Compensation.

At the OSM held on April 25, 2018, our shareholders approved the compensation policy for our Board of Directors.  Director compensation consists of a monthly fixed compensation of UF 216 per month and an additional fee of UF 79.2 per meeting, up to a maximum of 16 sessions in total, including ordinary and extraordinary meetings, within the respective fiscal year.  The Chairman of the Board is entitled to double the compensation of other directors.

The members of our Directors’ Committee are paid a monthly fixed compensation of UF 72 per month and an additional fee of UF 26.4 per meeting, up to a maximum of 16 sessions in total, including ordinary and extraordinary meetings.  The monthly fees (fixed and variable) are considered as advances on the annual variable fee.

If a director serves on one or more Boards of Directors of the subsidiaries and/or associate companies or serves as director of other companies or corporations in which the economic group holds an interest directly or indirectly, the director can only receive compensation from one of these Boards of Directors.

Executive Officers of our Company and/or of our subsidiaries or associate companies will not receive compensation in the case that they serve as director of any other affiliate.  However, compensation may be received by the officer to the extent that it is expressly and previously authorized as an advance payment of the variable portion of the wage to be paid by the affiliate with which the officer signed a contract.

In 2018, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings was as follows:

Director	Fixed Compensation	Ordinary and Extraordinary Session	Directors’ Committee (Fixed Compensation)	Ordinary and Extraordinary Session (Directors’ Committee)	Total
			(in Th Ch$)
Herman Chadwick P.	133,016	48,773	—	—	181,789
Salvatore Bernabei	—	—	—	—	—
Pablo Cabrera G.	66,508	24,386	22,176	8,842	121,912
Daniele Caprini	—	—	—	—	—
Giulio Fazio	—	—	—	—	—
Fernán Gazmuri P.	66,508	24,386	22,176	8,842	121,912
Juan Gerardo Jofré M.	66,508	24,386	22,176	8,842	121,912
Total	332,540	121,931	66,527	26,526	547,525

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation.  Executive Officers are eligible for variable compensation under a bonus plan.  The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries.  For the year ended December 31, 2018, the aggregate gross compensation, paid or accrued, for all of our Executive Officers, attributable to fiscal year 2018, was Ch$ 2,676 million in fixed compensation and Ch$ 765 million in variable compensation and benefits.

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

The total amounts accrued as of the end of 2018 to provide severance indemnity to our Executive Officers totaled Ch$ 391.4 million. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

C. Board Practices.

Our Board of Directors in office as of December 31, 2018, was elected at the OSM held on April 25, 2018, for a three-year term that ends in April 2021. For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above.  Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by a Board of Directors, in accordance with our bylaws, consisting of seven directors who are elected by our shareholders at an OSM, each of whom serves for a three-year term. Following the end of their term, they may be re-elected indefinitely or replaced. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. A vacancy triggers an election for every seat on the Board of Directors at the next OSM.

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

On November 29, 2012, the CMF issued General Regulation 341, which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation.  The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies.  General Regulation 341 was substituted by General Regulation 385, issued by the CMF on June 8, 2015. This regulation has similar objectives than the former General Regulation 341, but includes additional issues, by the way of separating each policy into several more detailed policies.  Subjects such as non-discrimination, inclusion and sustainability are particularly important in this new regulation. The Appendix of General Regulation 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party.  Publicly held limited liability corporations should send the information with respect to corporate governance practices to the CMF, no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria.  If none of them is adopted, the company must explain its reasons to the CMF. The information should refer to December 31 of the calendar year prior to its dispatch.  At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE.

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors.  According to Article 50 bis of Law No.18,046, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers.  In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements.  Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 413 billion as of December 31, 2018) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent.  The Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07.  As of July 31, 2005, non-U.S. companies have been required to comply with Rule 303A.06, but not with Rule 303A.07.  We currently comply with the independence and the functional requirement of Rule 303A.06.  Since our incorporation on March 1, 2016, we have complied with the independence and the functional requirement of Rule 303A.06.

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

D. Employees.

The following table sets forth the total number of our personnel, permanent and temporary employees, in Enel Chile and in our subsidiaries as of December 31, 2018, 2017, and 2016:

Company	2018	2017	2016
Enel Generation	678	753	790
Pehuenche	2	2	2
Enel Chile(1)	451	431	336
Enel Distribution (2)	681	669	688
Servicios Informáticos e Inmobiliarios Ltda.	0	0	103
GasAtacama(3)	87	93	91
EGP Chile (4)	163	0	0
Total Personnel (5)	2,062	1,948	2,010

(1) Includes Servicios Informáticos e Inmobiliarios Ltda., a former subsidiary that merge into us on September 1, 2017.

(2) Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.

(3) Includes GasAtacama Argentina S.A.

(4) We have consolidated EGP Chile and its subsidiaries since April 2, 2018.

(5) The total number of temporary employees was not significant.

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

We have the following bargaining agreements:

In Force
Company	From	To
Enel Chile - Collective Bargaining Agreement 1 (1)	July 2015	July 2019
Enel Chile - Collective Bargaining Agreement 2 (1)	January 2016	December 2019
Enel Chile - Collective Bargaining Agreement 3 (2)	January 2016	December 2019
Enel Generation - Collective Bargaining Agreement 1	January 2018	June 2020
Enel Generation - Collective Bargaining Agreement 2	January 2018	June 2020
Enel Generation - Collective Bargaining Agreement 3	January 2018	December 2020
Enel Generation - Collective Bargaining Agreement 4	July 2015	June 2019
Enel Generation - Collective Bargaining Agreement 5	January 2016	December 2019
Enel Generation - Collective Bargaining Agreement 6	July 2016	June 2020
Enel Distribution - Collective Bargaining Agreement 1	January 2017	December 2020
Enel Distribution - Collective Bargaining Agreement 2	January 2017	December 2020
Enel Distribution - Collective Bargaining Agreement 3	January 2017	December 2020
Enel Green Power - Collective Bargaining Agreement 1	October 2017	September 2020
Empresa Eléctrica de Colina	November 2015	October 2019
Empresa Eléctrica Panguipulli S.A.	January 2018	December 2020
GasAtacama Chile	January 2018	December 2020

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

Item 7.   Major Shareholders and Related Party Transactions

A.                     Major Shareholders.

We have only one class of capital stock and Enel, our ultimate controlling shareholder, has no different voting rights than our other shareholders.  As of March 31, 2019, 6,278 shareholders of record held our 69,166,557,219(1) shares of our common stock outstanding. Enel owned 42,832,058,392 shares of our total common stock, representing a 61.9% direct ownership interest in us.  There were five record holders of our ADSs, as of such date.

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

As of March 31, 2019, Chilean private pension funds (“AFPs”), owned 13.7% of our shares in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 19.1% of our shares, ADS holders owned 3.8% of our shares and the remaining 1.4% of our shares were held by 6,105 minority shareholders.

On April 26, 2016, Enel Américas distributed our shares to all our shareholders as part of the spin-off of Enel Chile from Enel Américas.  For further details related to the reorganization process, please refer to “Item 4. Information on the Company — A. History — The 2016 Reorganization.”

The following table sets forth certain information concerning ownership of the common stock as of March 31, 2019, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel S.p.A. (Italy)	42,832,058,392	61.9%

Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 35 countries across five continents, produces energy through a managed installed capacity of almost 90 GW, which includes 43 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With over 73 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA.  Enel shares trade on the Milan Stock Exchange.

B.                     Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Corporations Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months.  The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose.  As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement by the Directors’ Committee and approval of the transaction by the Board of Directors (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

(1) The shares of outstanding common stock do not include 967,520,599 shares of treasury stock, which were acquired in connection with the statutory withdrawal right process associated with the 2018 Reorganization.

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

Our internal procedure contemplates that all of our subsidiaries’ cash inflows and outflows are managed through our centralized cash management mechanism. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are executed through either short-term transactions or structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. All of these transactions are subject to the supervision of our Directors’ Committee. As of December 31, 2018, the peso-denominated transactions were priced at TAB 1m (a Chilean interbank interest rate published on a daily basis) plus 1.10% when borrowing and TAB 1m plus 0.00% when lending. The US$-denominated transactions were priced at Libor plus 0.90% when borrowing and Libor plus 0.15% when lending.

On December 21, 2018, we signed a US$-denominated term loan with Enel Finance International N.V. The committed amount of the loan was up to US$ 400 million. As of March 31, 2019, the loan was undrawn. The applicable interest rate for the loan is Libor plus 1.00%. We intend to use the proceeds from the term loan to refinance short term maturities and general corporate purposes.

On December 31, 2015, our subsidiary Enel Green Power del Sur SpA signed a US$-denominated term loan with Enel Finance International N.V. The committed amount of the loan was up to US$ 650 million. As of March 31, 2019, the outstanding balance of the loan amounted US$ 644 million, at a variable interest rate of Libor plus 4.94%

On January 15, 2018, our subsidiary Enel Distribution received a peso-denominated structured loan from us. As of March 31, 2019, the outstanding balance of the loan amounted Ch$ 121,000 million, at a fixed annual interest rate of 4.03%.

On July 27, 2018, our subsidiary Enel Green Power del Sur SpA granted a US$-denominated structured loan to our subsidiary Empresa Electrica Panguipulli S.A. As of March 31, 2019, the outstanding balance of the loan amounted Ch$ 36,052 million, at a fixed annual interest rate of 3.63%.

During 2018, we granted short-term intercompany loans to our subsidiaries Enel Generación Chile SA, Empresa Eléctrica Pehuenche SA, Gas Atacama Chile SA, Enel Distribución Chile SA, Empresa Eléctrica De Colina Ltda, Luz Andes Ltda, Empresa de Transmisión Chena S.A., Enel Green Power Chile Ltda, Empresa Eléctrica Panguipulli SA, Parque Talinay Oriente SA and Enel Green Power del Sur SpA. As of March 31, 2019, the total outstanding balance of the loans amounted Ch$ 310,956 million.

We also received short-term intercompany loans from our subsidiaries Sociedad Agrícola De Cameros Ltda, Enel X Chile SpA., Almeyda Solar SpA, Parque Eólico Taltal SA and Parque Eólico Valle de los Vientos SA. As of March 31, 2019, the total outstanding balance of the loans amounted Ch$ 157,932 million.

Our subsidiary Gas Atacama Chile S.A. granted short-term intercompany loan to its subsidiary, GasAtacama Argentina (domiciled in Chile). As of March 31, 2019, the total outstanding balance of the loan amounted Ch$ 1,429 million.

Our subsidiary EGP Chile granted short-term intercompany loans to its subsidiaries Empresa Nacional De Geotermia S.A. and Geotermica Del Norte S.A. As of March 31, 2019, the total outstanding balance of the loans amounted Ch$ 11,977.

Starting from January 1, 2019, all intercompany operating lease contracts began to be considered as financial debt between related parties to comply with the new IFRS16 standards. As of March 31, 2019, the intercompany operating lease agreements amounted to Ch$ 14,737 million.

In addition, on February 25, 2011, Enel Latin America (Chile) (now Enel Green Power Chile Ltda.) signed with Enel Green Power International BV (now Enel Finance International N.V.) a cash management agreement, amended from time to time, through which it could invest the funds as time deposits. As of December 31, 2018, the outstanding amount invested was US $ 0.17 million, with an interest rate of 1-month Libor plus 0.8%.

As a result of the 2016 Reorganization, we entered into intercompany arrangements.  Under Chilean law, Enel Américas remains jointly and severally liable for its former obligations that were assumed by us pursuant to the separation of the businesses completed on March 1, 2016.  Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving Enel Américas of such liability.  For additional information on the corporate reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

There are various contractual relationships between Enel Américas, Enel Generation, Enel Distribution, Enel X Chile SpA and EGP Chile and us to provide-intercompany services. We entered into intercompany agreements under which we provide services directly and indirectly to Enel Generation and its subsidiaries, Enel Distribution and its subsidiaries. The services to be rendered by us include certain legal, finance, treasury, insurance services, capital markets, financial compliance, accounting, human resources, communications, security, relations with contractors, purchases, IT services, tax services, corporate affairs and other corporate support and administrative services. The services rendered varies depending on the company receiving the service. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for five years with renewable terms since January 1, 2017.

The 2018 Reorganization consolidated Enel’s conventional and non-conventional renewable energy businesses in Chile.  Under Chilean Law, the 2018 Reorganization has been deemed a related party transaction, subject to the statutory requirements and protections of the Title XVI of the Chilean Corporations Act.  For additional information on the 2018 Reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2018 Reorganization.”

As of the date of this Report, the abovementioned transactions have not experienced material changes.  Finally, as of December 31, 2018, there were also some commercial transactions with related parties.  For more information regarding transactions with related parties, refer to Note 12 of the Notes to our consolidated financial statements.

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

For detailed information as of December 31, 2018 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 36.3 of the Notes to our consolidated financial statements.  Please note that since March 1, 2016, we appear as the defendant instead of Enel Américas for current legal proceedings or those that may arise from our former Chilean businesses.

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

For dividends corresponding to fiscal year 2017, the interim and definitive dividend were paid on January 26, 2018 and May 18, 2018, respectively.  The interim dividend of Ch$ 0.75642 per share of common stock was paid as part of the definitive dividend and amounted to 15% of consolidated net income as of September 30, 2017.  At the OSM held on April 25, 2018, our shareholders approved the definitive dividend equivalent to Ch$ 2.99776 per share of common stock, but only Ch$ 2.24134 was effectively distributed since the interim dividend paid in January 2018 was deducted from it.  The definitive dividend amounted to a payout ratio of 55% based on annual consolidated net income for fiscal year 2017.

For dividends corresponding to fiscal year 2018, on November 29, 2018, the Board of Directors agreed to distribute an interim dividend of Ch$ 0.45236, per share of common stock on January 25, 2019, accrued in fiscal year 2018, amounting to 15% of consolidated net income as of September 30, 2018.  At the OSM held on April 29, 2019, our shareholders approved a definitive dividend equivalent to Ch$ 3.13773 per share of common stock for fiscal year 2018 but only Ch$ 2.68537 per share will be effectively distributed on May 17, 2019, after deducting the interim dividend paid in January 2019. The definitive dividend amounted to a payout ratio of 60% based on annual net income for fiscal year 2018.

For dividends corresponding to fiscal year 2019, our Board of Directors informed to the OSM held on April 29, 2019 the following Dividend Policy:

•                  An interim dividend, accrued in fiscal year 2019 and amounting to 15% of consolidated net income as of September 30, 2019, to be paid in January 2020.

•                  A definitive dividend payout equal to 65% of the annual net income for fiscal year 2019, to be paid in May 2020.

This dividend policy is conditional to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.  The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment.

The payment of dividends is potentially subject to legal restrictions, such as the requirement to pay dividends either from the net income or from retained earnings of the fiscal year.  There may be also other contractual restrictions such as the non-default on credit agreements. However, these potential legal and contractual restrictions do not currently affect our ability or any of our subsidiaries’ ability to pay dividends. For additional information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

Shareholders at each subsidiary and affiliate agree on the definitive dividend payments. Dividends are paid to shareholders of record as of midnight of the fifth business day prior to the payment date.  Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

The table below sets forth, for each of the years indicated, the per-share dividend amounts distributed by us in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 50 shares of common stock) in U.S. dollars for income attributable to 2018.  For additional information, see “Item 10. Additional Information — D. Exchange Controls”.

	Dividends distributed (1)
Year	Nominal Ch$ per Share	US$ per ADS (2)
2018	2.988	0.22
2017	3.234	0.26
2016	2.093	0.17

(1)                  This chart details dividends paid and not the dividends accrued. These amounts do not reflect reduction for any applicable Chilean withholding tax.

(2)                  The U.S. dollar per ADS amount has been calculated by applying the exchange rates as of December 31 of each year, as applicable.  One ADS = 50 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls”.

B.                     Significant Changes

None.

Item 9.                          The Offer and Listing

A.                     Offer and Listing Details.

The shares of our common stock and our ADSs are currently trading on the Chilean Stock Exchanges and the NYSE, respectively, under the trading symbols “ENELCHILE” and “ENIC”, respectively.

B.                     Plan of Distribution.

Not applicable.

C.                     Markets.

In Chile, our common stock is traded on the following stock exchanges since April 21, 2016: the Santiago Stock Exchange, the Electronic Stock Exchange and, until October 8, 2018, the Valparaíso Stock Exchange. The Santiago Stock Exchange, the largest stock exchange in the country was established in 1893 as a private company. As of December 31, 2018, more than 200 companies had shares listed on the Santiago Stock Exchange. For 2018, the Santiago Stock Exchange accounted for 90.9% of our total equity traded in Chile and amounted to 12,556,590,152 shares. In addition, 9.1% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and less than 0.1% was traded on the Valparaíso Stock Exchange.

On October 5, 2018, the Board of the Financial Market Commission (“CMF”) made public its resolution to revoke the existence authorization of the Valparaíso Stock Exchange, after 126 years of operations. The CMF explained that this was the result of the breach of the requirement of having a minimum number of 10 brokers as established in No. 4 of Article 40 of the Securities Market Law No. 18,045. Therefore, since October 8, 2018, the Valparaiso Stock Exchange stopped its operations.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures.  The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. The Santiago Stock Exchange operates on business day from 9:30 a.m. to 4:00 p.m., during winter period from March to October, and from 9:30 a.m. to 5:00 p.m. during the summer period, from November to February, which may differ from New York City time by up to two hours, depending on the season.

Until early August 2018, there were two main stock price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selective Shares Price Index, or IPSA. The IGPA was calculated using the prices of the shares traded during at least 5% of the days of the year, with a total of annual transactions exceeding UF 10,000 (approximately Ch$ 276 million as of December 31, 2018, equivalent to US$ 396,761) and a free float representing at least 5%. The IPSA was calculated using the prices of the 40 shares with the highest volume of quarterly transactions and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA were weighted according to the weighted value of the shares traded. We have been included in the IPSA since April 21, 2016.

In August 2016, the Santiago Stock Exchange and the S&P Dow Jones Indices (“S&P DJI”) signed an Operating Agreement and Index Licensing. The alliance between the Santiago Stock Exchange and S&P DJI, the main global provider of concepts, data and research on indexes, includes the implementation of international methodological standards, as well as the integration of operational processes and business strategies, enhancing the visibility, governance and transparency of the existing indexes. The agreement also enables the development, granting of licenses, distribution and administration of current and future indexes, which will be developed as innovative and practical tools at the service of local and international investors. The indexes of the Santiago Stock Exchange, both new and existing, will use the shared brand “S&P / CLX” and may be used as underlying liquid financial products, thereby contributing to the expansion and depth of the Chilean capital markets. Under this agreement, S&P DJI assumed the tasks of calculation, production, maintenance, licensing and distribution of the indexes on Monday, August 6, 2018. Since that date, the IGPA and the IPSA are referred to as the SPCLXIGPA and the SPCLXIPSA, respectively.

The SPCLXIGPA is calculated considering, among other things, the prices of the shares traded during at least 25% of the days of the year, with a total of annual transactions exceeding UF 10,000 (approximately US$ 396,761 as of December 31, 2018) and a free float representing at least 5%. The SPCLXIGPA is rebalanced annually, after the close of the third Friday in March, and also, the number of shares per component of the index is updated quarterly after the close of the third Friday of the months of June, September and December. The SPCLXIGPA index at the close of December 2018 was 25,949.84 points.

Our common stock trades in the United States in the form of ADSs on the NYSE by way of “when-issued” trading since April 21, 2016 under the ticker symbol “ENIC WI” and regular-way trading since April 27, 2016 under the ticker symbol “ENIC.” Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under a Deposit Agreement dated April 26, 2016, among us, Citibank, N.A. acting as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder, which was amended on February 14, 2018 (the “Deposit Agreement”). Only persons in whose names ADSs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of March 31, 2019, ADRs evidencing 52,852,890 ADSs (equivalent to 2,642,644,523 shares of common stock) were outstanding, representing 3.82% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2018 amounted to 117.5 million ADSs, equivalent to US$ 625.8 million.

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

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2018:

	Number of common shares traded	Percent
Market
Chile(1)	13,813,989,667	70.2%
United States (One ADS = 50 shares of common stock)(2)	5,873,666,300	29.8%
Total	19,687,655,967	100%

(1)                  Includes Santiago Stock Exchange, Electronic Stock Exchange and, until October 8, 2018, Valparaíso Stock Exchange.

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

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and by the Chilean Corporations Act, Law No. 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Corporations Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts.  Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 138 million as of December 31, 2018) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the CMF under Securities Market Law (Law No. 18,045) and the Chilean Corporations Act.  These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Corporations Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile.  We were incorporated by public deed issued on January 8, 2016 by the Santiago Notary Public, Mr. Iván Torrealba A., and registered on January 19, 2016 in the Commercial Register (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago) on pages 4288 No. 2570. Our registry in the Securities Registry of the CMF was approved by the CMF on April 13, 2016, under the entry number 1139.  We are also registered with the United States Securities and Exchange Commission under the commission file number 001-37723 on March 31, 2016.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule No. 269 of the CMF, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or financial results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the CMF and the Chilean Stock Exchanges.  Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular No. 1375 of the CMF. Shareholders of publicly held stock corporations are required to report to the CMF and the Chilean Stock Exchanges:

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

Under Article 54 of the Securities Market Law and General Rule No. 104 enacted by the CMF, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

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

Board of Directors

Our Board of Directors consists of seven members who are appointed by shareholders at an OSM and are elected for a three-year term, at the end of which they will be re-elected or replaced.  The seven directors elected at the OSM are the seven individual nominees who receive the highest majority of the votes.  Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.  The effect of these voting provisions is to ensure that a shareholder owning more than 12.5% of our shares is guaranteed to be able to elect a member of the Board, although depending on the distribution of the rest of the votes at the OSM, a director may in some cases be elected with the votes of less than 12.5% of our shares. This number is derived from the reciprocal of the number of directors plus one. In our case, there are seven directors, and the reciprocal of eight is equal to 12.5%.

The compensation of the directors is established annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation”.

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

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights”.

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

As of December 31, 2018, our subscribed and fully paid capital totaled Ch$ 3,954 billion and consisted of 70,134,077,818 shares (which includes 967,520,599 shares of treasury stock).

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period.  The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period.  The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings.  During such 30-day period, and for an additional period of up to 30-days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms that are more favorable than those offered to their shareholders.  At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year.  Our OSM was held on April 29, 2019.  An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile.  The newspaper designated by our shareholders is El Mercurio.  The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder, to the CMF and to the Chilean stock exchanges.

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

The Chilean Corporations Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  In accordance with Article 136 of the Chilean Corporations Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing at least 10% of the shares issued with voting rights, may:

•                           make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation.  These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report.  The Board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30-days after its ending; or

•                           make comments and proposals on matters that the Board submits for the knowledge or voting of the shareholders.  The Board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10-days prior to the date of dispatch of the information by the company.  The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be.  The observations referred to in Article 136 may be made separately by each shareholder holding at least 10% of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

Similarly, the Chilean Corporations Act provides that whenever the Board of Directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning at least 10%  of the shares with voting rights who request that such comments and proposals be so included.

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

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers.  The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares under conditions that allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time.  These provisions apply to both voluntary and hostile tender offers.

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

C.                     Material Contracts.

None.

D.                     Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile in 2002.  Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law No. 18,840 of October 1989.

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

b)                      The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank of Chile internationally under Chapter XIV of the Compendium.

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company.  The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, in case the residence country of the holder of shares or ADSs does not have a tax treaty with Chile.  If there is a tax treaty between both countries (in force or signed prior to January 1, 2017) the Foreign Holder can apply 100% of the CIT as a credit.  For 2018, the Chilean CIT applicable to us is a rate of 27%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

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

Under the cash basis regime (or partially-integrated regime), a company pays CIT on its annual income tax result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the CIT paid by the distributing company as credit, with certain limitations.  Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the accrued income basis regime).  However, in those cases where tax treaties between Chile and the jurisdiction of the shareholder’s residence are signed prior to January 1, 2019 (even if not yet in effect), the CIT is fully creditable against the 35% withholding tax.  This is the case with the tax treaty signed between Chile and the United States, which was signed prior to this date, but which is not in effect as of the time of this Report.  In the case of treaties signed prior to January 1, 2019 but not enacted as of December 31, 2021, the shareholder may apply 100% of the CIT as a credit if a dividend distribution is made before December 31, 2021, on a transitional basis.  Under the Chilean Tax Law in force at the time of this Report, the transitional treatment of applying the full 100% of the CIT as a credit against withholding tax of the U.S. Holders in case of dividend distributions will terminate on December 31, 2021, if the tax treaty between the United States and Chile is not ratified by that date. In that particular case, effective January 1, 2022, only 65% of the CIT will be creditable against the 35% U.S. Holders’ tax. On the other hand, if a tax treaty with a foreign jurisdiction is enacted by December 31, 2021, shareholders from that particular jurisdiction can continue to apply 100% of the CIT as a credit beyond such date.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 27% (the CIT rate for 2018 for companies that elected the cash basis regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax treaty resident	Amount Non-tax treaty resident
1	Company taxable income (based on Line 1 = 100)	100	100.0
2	Chilean corporate income tax : 27% x Line 1	27	27
3	Net distributable income: Line 1—Line 2	73	73
4	Dividend distributed (50% of net distributable income): 50% of Line 3	36.5	36.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	17.5	17.5
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	13.5	13.5
7	CIT partial restitution (Line 6 x 35)%(1)	—	4.7
8	Net withholding tax: Line 5 - Line 6 + Line 7	4	8.7
9	Net dividend received: Line 4 - Line 8	32.5	27.8
10	Effective dividend withholding rate : Line 8 / Line 4	11.0	23.9

(1)                       Only applicable to non-tax treaty jurisdiction resident. From a practical standpoint the foregoing means that the CIT is only partially creditable (65%) against the withholding tax (i.e., CIT of 8.7%).

However, for purposes of the foregoing, the tax authority has not clarified whether the taxpayer residence will be the ADS holder’s address or the depository’s address.

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile are not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in stock markets.  Although there are certain restrictions, in general terms, the law provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a “sufficient stock market liquidity” status in the Chilean Stock Exchanges; (ii) the sale must be carried out in a Chilean Stock Exchange authorized by the CMF, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law or as the consequence of a contribution to a fund as regulated in Section 109 of the Chilean Income Tax Law; (iii) the shares which are being sold must have been acquired on a Chilean Stock Exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible publicly offered securities, or due to the redemption of a fund’s quota as regulated in Section 109 of the Chilean Income Tax Law; and (iv) the shares must have been acquired after April 19, 2001.  For purposes of considering the ADS’s as convertible publicly offered securities, they should be registered in the Chilean foreign securities registry (unless expressly excluded from such registry by the CMF).

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

If the shares do not qualify for the exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 27% Chilean CIT, the rate applicable during 2018, and a 35% Chilean withholding tax, the former being creditable against the latter.

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

•                           partnerships or other entities classified as partnerships for U.S. federal income tax purposes or partners in such partnerships;

•                           persons liable for the alternative minimum tax;

•                           tax-exempt organizations;

•                           persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•                           persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

Persons or entities described above, including partnerships holding shares or ADSs and partners in such partnerships, should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of shares or ADSs.

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

This discussion assumes that we will not be a passive foreign investment company, as described below.  The discussion below does not address the effect of any U.S. state, local, estate or gift tax law or non-U.S. tax law or tax considerations that arise from rules of general application to all taxpayers on a U.S. Holder of the shares or ADSs or of any future administrative guidance interpreting provisions thereof.

U.S. Holders should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws, including the effects of any future administrative guidance.

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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs generally will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. The ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We do not expect that we will be treated as having been a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year.

In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares (but not ADSs).  See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs.”  If a Chilean tax is imposed on the sale or disposition of shares, a beneficial owner that is a U.S. Holder may be eligible to claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or disposition of shares or ADSs as discussed in “— Foreign Tax Credits” below.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on such U.S. Holders’ particular circumstances. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

We were not a “passive foreign investment company” or PFIC for U.S. federal income tax purposes for our 2018 taxable year and we do not anticipate being a PFIC for our 2019 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.  If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above).  U.S. Holders should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

U.S. Holders should consult their tax advisors with respect to the particular consequences to them of owning or disposing of shares or ADSs.

F.                      Dividends and Paying Agents.

Not applicable.

G.                    Statement by Experts.

Not applicable.

H.                    Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports, information statements and other information we file with or furnish to the SEC are available electronically on the SEC’s website, which can be accessed at http://www.sec.gov and on our website www.enelchile.cl.  Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADS are listed.

I.                         Subsidiary Information.

For information on our principal subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure —  Principal Subsidiaries and Affiliates”.

Item 11.                                                  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates that affect the generation and distribution businesses in Chile. We monitor and manage these risks in coordination with Enel Generation. Our Board of Directors approves risk management policies at all levels.

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

In order to reduce risk under extreme drought conditions, Enel has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses with unregulated clients in some contracts. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are updated permanently, these hedging measures may be modified, or include other commodities.

We are continually analyzing strategies to hedge commodity price risk, including transferring commodity price variations to customers’ contract prices, and permanently adjusting commodity indexed price formulas for new Power Purchase Agreements according to our exposure or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future, we may consider using price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2018, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
Fixed Rate
Ch$/UF
Weighted average interest rate
US$	2,166	2,307	2,457	23,460	4,929	1,192,974	1,228,293	1,316,361
Weighted average interest rate	6.5%	6.5%	6.5%	2.1%	6.5%	5.4%	5.4%	—
Total fixed rate	2,166	2,307	2,457	23,460	4,929	1,192,974	1,228,293	1,316,361
Weighted average interest rate	6.5%	6.5%	6.5%	2.1%	6.5%	5.4%	5.4%	—
Variable Rate
Ch$/UF	244,553	30,793	30,793	30,793	30,793	180,350	548,077	618,940
Weighted average interest rate	3.9%	7.9%	7.9%	7.9%	7.9%	7.9%	6.1%	—
US$	69,477	104,216	168,171	63,956	63,956	255,823	725,598	725,598
Weighted average interest rate	1.6%	4.4%	3.8%	6.9%	6.9%	6.9%	5.3%	—
Total variable rate	314,030	135,009	198,965	94,749	94,749	436,173	1,273,675	1,344,538
Weighted average interest rate	3.4%	5.2%	4.4%	7.2%	7.2%	7.3%	5.7%	—
Total	316,196	137,316	201,422	118,209	99,678	1,629,147	2,501,968	2,660,899

(1)                  Calculated based on the Observed Exchange Rate as of December 31, 2018, which was Ch$ 694.77 per US$ 1.00.

(2)                  As of December 31, 2018, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2017, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
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

As of December 31, 2018 and 2017, 71% and 92%, respectively, of our total outstanding debt was denominated in fixed terms and 29% and 8% respectively was subject to variable interest rates. Because of the exposure to variable interest rate risks, we engage in derivative hedging instruments.

As of December 31, 2018, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
Variable to fixed rates	69,477	104,216	104,216				277,908	5,049
Fixed to variable rates
Total	69,477	104,216	104,216				277,908	5,049

(1)                      Calculated based on the Observed Exchange Rate as of December 31, 2018, which was Ch$ 694.77 per US$ 1.00.

(2)                      Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2017, because the exposure to variable interest rate risk was so low, we did not engage in derivative hedging instruments.

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

As of December 31, 2018, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
UF to US$	534,547	—	—	—	—	—	534,547	(18,892)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	534,547	—	—	—	—	—	534,547	(18,892)

(1)                                  Calculated based on the Observed Exchange Rate as of December 31, 2018, which was Ch$ 694.77 per US$ 1.00.

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
	(in billions of Ch$)(1)
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

For further detail, please refer to Note 22 of the Notes to our consolidated financial statements.

(d) Safe Harbor

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

Item 12.                 Description of Securities Other Than Equity Securities

A.                     Debt Securities.

Not applicable.

B.                     Warrants and Rights.

Not applicable.

C.                     Other Securities.

Not applicable.

D.                     American Depositary Shares.

Depositary Fees and Charges

Our ADS program’s depositary is Citibank, N.A. The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders. The Depositary may generally refuse to provide the requested services until its fees for those services are paid. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees

(1) Issuance of ADS upon deposit of shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to US$5 per 100 ADSs (or fraction thereof) issued

(2) Delivery of deposited securities against surrender of ADS	Up to US$5 per 100 ADSs (or fraction thereof) surrendered

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5 per 100 ADSs (or fraction thereof) held

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5 per 100 ADSs (or fraction thereof) held

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin-off of shares)	Up to US$5 per 100 ADSs (or fraction thereof) held

(6) Depositary services	Up to US$5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary

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

Depositary Payments for Fiscal Year 2018

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2018, the Depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 0.8 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.                                                  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                                                  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                                                  Controls and Procedures

a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2018.

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

During the first half of 2018, EGP Chile became part of our consolidated subsidiaries as of April 2, 2018 because to the 2018 Reorganization. EGP Chile represents 26.3% of our total consolidated assets and 7.4% of our total consolidated revenues as reported in our consolidated financial statements as of and for the year ended December 31, 2018.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2018. The assessment was based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Management has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of EGP Chile, in accordance with applicable guidance provided by the SEC. Based on the assessment, our management has concluded that as of December 31, 2018, our internal control over financial reporting was effective.

(c) Attestation Report of the Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2018. Their attestation report appears on page F-2.

(d) Changes in Internal Control over Financial Reporting

During the first half of 2018, EGP Chile became part of our consolidated subsidiaries as of April 2, 2018, due to the 2018 Reorganization. EGP Chile represents 26.3% of our total consolidated assets and 7.4% of our total consolidated revenues as reported in our consolidated financial statements as of and for the year ended December 31, 2018.

EGP Chile will be included in the scope of the internal control model for financial reporting in 2019 and its processes and controls will be included and certified in 2019.

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.                                                  Reserved

Item 16A.                                         Audit Committee Financial Expert

As of December 31, 2018, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Fernán Gazmuri P., as determined by the Board of Directors. Mr. Gazmuri is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

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

A copy of these documents is available on our webpage at www.enelchile.cl as well as upon request, free of charge, by writing or calling us at:

Enel Chile S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2018, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officers of the Company in fiscal year 2018.

Item 16C.              Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2018	2017
	(in millions of Ch$)
Audit fees	1,069	855
Audit-related fees	552	957	(1)
Tax fees	—	—
All other fees	—	—
Total	1,621	1,812

(1)                  Includes non-recurring audit services related to the 2018 Reorganization.

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

Item 16H.             Mine Safety Disclosure

Not applicable.

PART III

Item 17.                 Financial Statements

Not Applicable.

Item 18.                 Financial Statements

Enel Chile

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm:

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.                 Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Chile S.A. filed as Exhibit 1.1 to Enel Chile S.A.’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.
8.1	List of Principal subsidiaries as of December 31, 2018
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
23.1	Consent of EY Audit SpA. an independent register public accounting firm

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enel Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL CHILE S.A.

By:	/s/ Paolo Pallotti
Name:	Paolo Pallotti
Title:	Chief Executive Officer

Date: April  30, 2019

Enel Chile S.A. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of EY Audit S.p.A. — Enel Chile S.A. at December 31, 2018 and December 31, 2017		F-1
Report of EY Audit S.p.A. — Enel Chile S.A. — Internal Control Over Financial Reporting 2018		F-2

Consolidated Financial Statements:

Consolidated Statements of Financial Position at December 31, 2018 and December 31, 2017		F-4
Consolidated Statements of Comprehensive Income by Nature for the years ended December 31, 2018, 2017 and 2016		F-6
Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017 and 2016		F-8
Consolidated Statements of Cash Flows Direct for the years ended December 31, 2018, 2017 and 2016		F-10
Notes to the Consolidated Financial Statements		F-11

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

EY Audit SpA Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enel Chile S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Enel Chile S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EY Audit SpA.
EY Audit SpA.

We have served as the Company’s auditor since 2011.

Santiago, Chile

April 29, 2019

EY Audit SpA Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enel Chile S.A.

Opinion on Internal Control over Financial Reporting

We have audited Enel Chile S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Enel Chile S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Enel Green Power Chile S.A. and subsidiaries, which are consolidated since April 2018 and constituted 26.3% and 23.6% of total and net assets, respectively, as of December 31, 2018 and 7.4% and 5.2% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Enel Green Power Chile S.A. and subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 29, 2018 expressed an unqualified opinion thereon.

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

/s/ EY Audit SpA.
EY Audit SpA.

Santiago, Chile
April 29, 2019

ENEL CHILE S.A.

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In thousands of Chilean pesos — ThCh$)

		12-31-2018	12-31-2017
	Note	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	245,171,924	419,456,026
Other current financial assets	9	40,303,173	20,627,062
Other current non-financial assets	10.a	22,406,088	18,785,891
Trade and other current receivables	11	478,170,067	406,968,537
Current accounts receivable from related parties	12	54,171,060	71,856,046
Inventories	13	56,961,643	39,686,942
Current tax assets	14	99,763,817	77,756,048
TOTAL CURRENT ASSETS		996,947,772	1,055,136,552

NON-CURRENT ASSETS
Other non-current financial assets	9	7,269,669	33,418,204
Other non-current non-financial assets	10.a	44,608,012	13,813,139
Trade and other non-current receivables	11	60,527,843	36,182,399
Investments accounted for using the equity method	15	12,873,531	16,912,454
Intangible assets other than goodwill	16	115,372,393	55,170,904
Goodwill	17	915,044,725	887,257,655
Property, plant and equipment	18	5,308,647,633	3,585,687,137
Investment property	19	7,557,356	8,356,772
Deferred tax assets	20.b	19,171,230	2,837,792
TOTAL NON-CURRENT ASSETS		6,491,072,392	4,639,636,456
TOTAL ASSETS		7,488,020,164	5,694,773,008

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In thousands of Chilean pesos — ThCh$)

		12-31-2018	12-31-2017
	Note	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	21	410,665,815	18,815,448
Trade and other current payables	24	554,286,324	555,978,518
Current accounts payable to related parties	12	157,936,325	119,612,972
Other current provisions	25	5,588,786	5,636,171
Current tax liabilities	14	17,677,920	67,027,507
Other current non-financial liabilities	10.b	71,308,982	49,746,030
TOTAL CURRENT LIABILITIES		1,217,464,152	816,816,646

NON-CURRENT LIABILITIES
Other non-current financial liabilities	21	1,705,833,503	781,978,145
Trade and other non-current payables	24	2,584,180	659,824
Non-Current accounts payable to related parties	12	447,193,802	318,518
Other long-term provisions	25	105,871,375	78,422,837
Deferred tax liabilities	20.b	278,080,054	172,223,681
Non-current provisions for employee benefits	26	56,602,664	57,081,924
Other non-current non-financial liabilities	10.b	226,653	309,776
TOTAL NON-CURRENT LIABILITIES		2,596,392,231	1,090,994,705
TOTAL LIABILITIES		3,813,856,383	1,907,811,351

EQUITY
Allocated capital	27.1	3,954,491,479	2,229,108,975
Retained earnings		1,914,797,613	1,751,605,583
Treasury shares	27.1	(72,388,009)	—
Other reserves	27.5	(2,375,672,564)	(997,330,548)
Equity attributable to Enel Chile		3,421,228,519	2,983,384,010
Non-controlling interests	27.6	252,935,262	803,577,647
TOTAL EQUITY		3,674,163,781	3,786,961,657
TOTAL LIABILITIES AND EQUITY		7,488,020,164	5,694,773,008

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		2018	2017	2016
Profit (loss)	Note	ThCh$	ThCh$	ThCh$
Revenues	28	2,410,360,459	2,484,101,582	2,515,843,880
Other operating income	28	46,800,967	38,876,700	25,722,939
Revenues and other operating income		2,457,161,426	2,522,978,282	2,541,566,819
Raw materials and consumables used	29	(1,292,177,116)	(1,514,786,921)	(1,497,419,580)
Contribution Margin		1,164,984,310	1,008,191,361	1,044,147,239

Other work performed by the entity and capitalized	18.b.2	16,710,963	14,388,987	16,096,852
Employee benefits expense	30	(123,130,334)	(121,503,777)	(124,098,428)
Depreciation and amortization expense	31	(215,187,300)	(152,684,106)	(161,660,610)
Impairment loss recognized in the period’s profit or loss	31	(5,562,897)	(7,937,817)	(35,926,710)
Other expenses	32	(167,210,021)	(161,824,074)	(170,769,137)
Operating Income		670,604,721	578,630,574	567,789,206

Other gains	33	3,410,379	113,241,196	121,490,062
Financial income	34	19,934,468	21,662,688	23,105,901
Financial costs	34	(122,184,189)	(53,510,882)	(58,199,382)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	15	3,190,240	(2,696,904)	7,878,200
Foreign currency exchange differences	34	(7,807,197)	8,516,874	12,978,471
Gains or loss from indexed assets and liabilities, net	7 - 34	(818,146)	916,666	1,631,840
Income before taxes		566,330,276	666,760,212	676,674,298
Income tax expense	20.a	(153,482,519)	(143,342,301)	(111,403,182)
NET INCOME		412,847,757	523,417,911	565,271,116

Net income attributable to:
Equity owners of Enel Chile		361,709,937	349,382,642	384,159,865
Non-controlling interests	27.6	51,137,820	174,035,269	181,111,251
NET INCOME		412,847,757	523,417,911	565,271,116

Basic earnings per share
Basic earnings per share	Ch$/Share	5.66	7.12	7.83
Weighted average number of shares of common stock		63,913,359,484	49,092,772,762	49,092,772,762

Diluted earnings per share
Diluted earnings per share	Ch$/Share	5.66	7.12	7.83
Weighted average number of shares of common stock		63,913,359,484	49,092,772,762	49,092,772,762

(*) Includes Argentina’s hyperinflationary effect (see Note 7).

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		2018	2017	2016
Other comprehensive income (loss)	Note	ThCh$	ThCh$	ThCh$
Net Income		412,847,757	523,417,911	565,271,116
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Remeasurement losses from defined benefit plans	26.2.b	37,881	1,716,875	(6,618,514)
Other comprehensive loss that will not be reclassified subsequently to profit or loss		37,881	1,716,875	(6,618,514)
Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains		107,492,316	(3,686,549)	(3,532,410)
Gains (losses) from available-for-sale financial assets		(411)	1,840	(6,740)
Share of other comprehensive income (loss) from associates and joint ventures accounted for using the equity method	15.a	—	(1,490)	(11,691,509)
Gains (losses) from cash flow hedges		(244,271,689)	73,333,487	68,850,275
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		22,364,834	24,225,474	20,218,082
Other comprehensive income (loss) that will be reclassified subsequently to profit or loss		(114,414,950)	93,872,762	73,837,698
Other comprehensive income (loss), before taxes		(114,377,069)	95,589,637	67,219,184
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		(10,228)	(463,556)	1,786,999
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		(10,228)	(463,556)	1,786,999
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		60,650,786	(25,701,599)	(21,116,232)
Income tax related to available-for-sale financial assets		111	(497)	1,820
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		60,650,897	(25,702,096)	(21,114,412)

Total Other Comprehensive Income (Loss)		(53,736,400)	69,423,985	47,891,771
TOTAL COMPREHENSIVE INCOME		359,111,357	592,841,896	613,162,887

Comprehensive income attributable to:
Equity owners of Enel Chile		297,410,542	391,680,966	411,551,269
Non-controlling interests		61,700,815	201,160,930	201,611,618
TOTAL COMPREHENSIVE INCOME		359,111,357	592,841,896	613,162,887

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

			Changes in Other Reserves
							Amounts recognized
							in other comprehensive
						Reserve for Gains	income and
			Reserve for			and Losses on	accumulated in equity
			Exchange		Reserve for	Remeasuring	related to non-current					Non-
	Allocated		Differences in		Gains and Losses	Available-for-	assets or groups of assets	Other			Equity	controlling
	Capital	Treasury	Translation	Reserve for Cash	for Defined	Sale Financial	for disposal classified as	Miscellaneous	Other Reserves	Retained	Attributable to	Interests
Statements of	(1)	Shares	(2)	Flow Hedges	Benefit Plans	Assets	held for sale	Reserves	(3)	Earnings	Enel Chile	(4)	Total Equity
Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity at beginning of period 1-1-2018	2,229,108,975		6,976,383	(32,849,736)	—	11,284	—	(971,468,479)	(997,330,548)	1,751,605,583	2,983,384,010	803,577,647	3,786,961,657
Increase (decrease) through changes in accounting policies (5)										(2,702,470)	(2,702,470)	(44,691)	(2,747,161)
Equity at beginning of period 1-1-2018 as restated	2,229,108,975	—	6,976,383	(32,849,736)	—	11,284	—	(971,468,479)	(997,330,548)	1,748,903,113	2,980,681,540	803,532,956	3,784,214,496
Changes in equity
Comprehensive income	—		—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—		—	—	—	—	—	—	—	361,709,937	361,709,937	51,137,820	412,847,757
Other comprehensive income	—		94,678,453	(159,020,809)	43,204	(243)	—	—	(64,299,395)	—	(64,299,395)	10,562,995	(53,736,400)
Comprehensive income	—		—	—	—	—	—	—	—	—	297,410,542	61,700,815	359,111,357
Issuance of equity	1,725,382,504										1,725,382,504	—	1,725,382,504
Dividends	—		—	—	—	—	—		—	(195,858,641)	(195,858,641)	(19,603,211)	(215,461,852)
Increase (decrease) from other changes	—		—	—	(43,204)	—	—	(403,562,193)	(403,605,397)	43,204	(403,562,193)	92,644,186	(310,918,007)
Increase (decrease) due to portfolio transactions		(72,388,009)									(72,388,009)	—	(72,388,009)
Increase (decrease) due to changes in subsidiary interests that do not lead to loss of control								(910,437,224)	(910,437,224)		(910,437,224)	(685,339,484)	(1,595,776,708)
Total changes in equity	1,725,382,504	(72,388,009)	94,678,453	(159,020,809)	—	(243)	—	(1,313,999,417)	(1,378,342,016)	165,894,500	440,546,979	(550,597,694)	(110,050,715)
Equity at end of period 12-31-2018	3,954,491,479	(72,388,009)	101,654,836	(191,870,545)	—	11,041	—	(2,285,467,896)	(2,375,672,564)	1,914,797,613	3,421,228,519	252,935,262	3,674,163,781

		Changes in Other Reserves
						Amounts recognized
						in other comprehensive
					Reserve for Gains	income and
		Reserve for			and Losses on	accumulated in equity
		Exchange		Reserve for	Remeasuring	related to non-current
	Allocated	Differences in		Gains and Losses	Available-for-	assets or groups of assets	Other			Equity	Non-controlling
	Capital	Translation	Reserve for Cash	for Defined	Sale Financial	for disposal classified as	Miscellaneous	Other Reserves	Retained	Attributable to	Interests
	(1)	(2)	Flow Hedges	Benefit Plans	Assets	held for sale	Reserves	(3)	Earnings	Enel Chile	(4)	Total Equity
Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity at beginning of period 1-1-2017	2,229,108,975	9,222,933	(76,218,470)	—	9,955	1,632,724	(969,740,120)	(1,035,092,978)	1,569,375,291	2,763,391,288	699,602,354	3,462,993,642
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—	—	—	—	—	—	—	—	349,382,642	349,382,642	174,035,269	523,417,911
Other comprehensive income	—	(2,246,550)	43,368,734	1,174,811	1,329	—	—	42,298,324	—	42,298,324	27,125,661	69,423,985
Comprehensive income	—	—	—	—	—	—	—	—	—	391,680,966	201,160,930	592,841,896
Dividends	—	—	—	—	—	—		—	(168,327,161)	(168,327,161)	(94,944,701)	(263,271,862)
Increase (decrease) from other changes	—	—	—	(1,174,811)	—	(1,632,724)	(1,728,359)	(4,535,894)	1,174,811	(3,361,083)	(2,240,936)	(5,602,019)
Total changes in equity	—	(2,246,550)	43,368,734	—	1,329	(1,632,724)	(1,728,359)	37,762,430	182,230,292	219,992,722	103,975,293	323,968,015
Equity at end of period 12-31-2017	2,229,108,975	6,976,383	(32,849,736)	—	11,284	—	(971,468,479)	(997,330,548)	1,751,605,583	2,983,384,010	803,577,647	3,786,961,657

			Changes in Other Reserves
						Amounts recognized
						in other comprehensive
					Reserve for Gains	income and
		Reserve for			and Losses on	accumulated in equity
		Exchange		Reserve for	Remeasuring	related to non-current
	Allocated	Differences in		Gains and Losses	Available-for-	assets or groups of assets	Other			Equity	Non-controlling
	Capital	Translation	Reserve for Cash	for Defined	Sale Financial	for disposal classified as	Miscellaneous	Other Reserves	Retained	Attributable to	Interests
Statements of Changes in	(1)	(2)	Flow Hedges	Benefit Plans	Assets	held for sale	Reserves	(3)	Earnings	Enel Chile	(4)	Total Equity
Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity at beginning of period 1-1-2016	2,229,108,975	12,423,692	(121,503,052)	—	14,835	—	(849,525,427)	(958,589,952)	1,322,162,479	2,592,681,502	609,219,281	3,201,900,783
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	—	384,159,865	384,159,865	181,111,251	565,271,116
Other comprehensive income	—	(2,137,753)	40,843,826	(4,297,479)	(4,880)	—	(7,012,310)	27,391,404	—	27,391,404	20,500,367	47,891,771
Comprehensive income	—	—	—	—	—	—	—	—	—	411,551,269	201,611,618	613,162,887
Dividends	—	—	—	—	—	—		—	(145,636,016)	(145,636,016)	(81,524,150)	(227,160,166)
Increase (decrease) from other changes	—	(1,063,006)	4,440,756	4,297,479	—	1,632,724	(113,202,383)	(103,894,430)	8,688,963	(95,205,467)	(29,704,395)	(124,909,862)
Total changes in equity	—	(3,200,759)	45,284,582	—	(4,880)	1,632,724	(120,214,693)	(76,503,026)	247,212,812	170,709,786	90,383,073	261,092,859
Equity at end of period 12-31-2016	2,229,108,975	9,222,933	(76,218,470)	—	9,955	1,632,724	(969,740,120)	(1,035,092,978)	1,569,375,291	2,763,391,288	699,602,354	3,462,993,642

(1) See Note 27.1

(2) See Note 27.3

(3) See Note 27.5

(4) See Note 27.6

(5) Considers a charge in results for ThCh$3,411,631 due to application of IFRS 9 and a credit to retained earnings for ThCh$664,470 due to application of IAS 29. See notes 22.2 — Impairment — and 2.7.4, respectively.

The accompanying notes are an integral part of these consolidated financial statements

ENEL CHILE S.A.

Consolidated Statements of Cash Flows, Direct

For the years ended December 31, 2018, 2017 and 2016

		2018	2017	2016
Statements of Direct Cash Flows	Note	ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		3,037,830,501	3,147,019,752	3,234,555,814
Collections from premiums and services, annual payments, and other obligations from policies held		9,201,388	6,808,382	3,941,414
Other collections from operating activities		23,353,592	15,216,737	3,764,294
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,921,809,622)	(2,068,346,327)	(2,119,032,266)
Payments to and on behalf of employees		(119,944,410)	(128,787,065)	(128,828,942)
Payments on premiums and services, annual payments, and other obligations from policies held		(15,704,586)	(15,466,609)	(17,236,985)
Other payments for operating activities		(137,352,099)	(130,403,003)	(232,754,099)
Cash flows from (used in operations)
Income taxes paid		(134,512,945)	(183,022,750)	(125,565,819)
Other outflows of cash, net		(5,536,297)	(7,405,397)	(4,158,555)
Net cash flows from operating activities		735,525,522	635,613,720	614,684,856

Cash flows from (used in) investing activities
Cash flows from the loss or gains of control of subsidiaries or other businesses, net	27.1.3	(1,624,326,739)	—	3,003
Other collections from the sale of equity or debt instruments belonging to other entities		—	115,582,806	134,925,825
Other payments to acquire stakes in joint ventures		—	(1,943,100)	(2,346,000)
Loans to related companies		(37,940,159)	(161,363,897)	(72,633,744)
Proceeds from the sale of property, plant and equipment		4,640,835	4,428,995	15,272,996
Purchases of property, plant and equipment		(300,538,836)	(266,029,921)	(222,385,600)
Payments for future, forward, option and swap contracts		(1,475,713)	(7,808,837)	(8,044,017)
Collections from future, forward, option and swap contracts		352,734	835,105	3,744,080
Collections from related companies		76,307,192	161,363,898	72,855,009
Dividends received		1,520,979	879,884	8,682,136
Interest received		6,653,972	7,589,290	6,437,720
Other inflows (outflows) of cash		(6,753,959)	—	—
Net cash flows used in investing activities		(1,881,559,694)	(146,465,777)	(63,488,592)

Cash flows from (used in) financing activities
Payments proceeds from share Issuance		665,829,207	—	—
Payments for acquiring treasury shares	27.1.2	(72,388,009)	—	—
Total Amounts from long-term loans		1,565,782,604	—	136,870,540
Proceeds from long-term loans	8.e	1,565,782,604	—	136,870,500
Proceeds from short-them loans		—	—	40
Loans from related companies	8.e	—	150,000,000	150,517,279
Payments of loans	8.e	(819,525,929)	(5,534,483)	—
Payments on borrowings and financial lease liabilities	8.e	(1,889,685)	(2,592,237)	(139,596,278)
Payment of loans to related companies	8.e	—	(150,000,000)	(167,561,709)
Dividends paid		(231,392,743)	(260,803,055)	(322,805,225)
Interest paid	8.e	(116,540,891)	(43,816,959)	(48,344,510)
Other outflows of cash, net	8.e	(23,297,678)	(4,848,787)	(54,947,069)
Net cash flows used in financing activities		966,576,876	(317,595,521)	(445,866,972)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(179,457,296)	171,552,422	105,329,292
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		5,173,194	1,904,412	(3,591,945)
Net increase (decrease) in cash and cash equivalents		(174,284,102)	173,456,834	101,737,347
Cash and cash equivalents at beginning of year	8	419,456,026	245,999,192	144,261,845
Cash and cash equivalents at end of year	8	245,171,924	419,456,026	245,999,192

The accompanying notes are an integral part of these consolidated financial statements

ENEL CHILE S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL CHILE S.A. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(In thousands of Chilean pesos - ThCh)

1.              BACKGROUND AND BUSINESS ACTIVITIES

Enel Chile S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. Since April 13, 2016, the Company is registered in the securities register of the Financial Market Commission of Chile (“Comisión para el Mercado Financiero” or “CMF”, formerly the Chilean Superintendence of Securities and Insurance, “Superintendencia de Valores y Seguros” or “SVS”) and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America. On April 21, 2016, the Company’s shares began trading on the Santiago Stock Exchange and the Electronic Stock Exchange. In addition, the Company’s common stock began trading in the United States in the form of American Depositary Shares on the New York Stock Exchange by way of “when-issued” trading from April 21, 2016 to April 26, 2017 and “regular-way” trading since April 27, 2016.

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

As of December 31, 2018, the Group had 2,062 employees. During the fiscal year ended December 31, 2018, the Group averaged a total of 2,096 employees (see Note 37).

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

1.1.    Information about the Group

a)        Separation of businesses in Chile from its business in Argentina, Brazil, Colombia and Peru (the “Spin-Off”):

On April 28, 2015, Enersis S.A (currently Enel Américas S.A.) reported as an essential fact to the SVS (currently CMF) that its board of directors decided unanimously to start an assessment of the restructuring of the company with a view to separating the energy generation and distribution activities in Chile from its other activities carried out outside Chile; the purpose would be to resolve some duplications and redundancies arising from the complex company structure of Enersis S.A. and its subsidiaries Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) and Chilectra S.A. (currently Enel Distribución Chile S.A.) and to generate value for all of its shareholders, maintaining the benefits arising from belonging to the Grupo Enel SpA..

On July 27, 2015, in compliance with the provisions of articles 9 and 10 of Law 18045 on the Securities Market and the stipulations of General Standard 30 of the SVS, Enersis S.A. (hereinafter Enersis) reported as an essential fact to the SVS that its board of directors had decided unanimously to approve the separation of its generation and distribution activities in Chile from the other activities carried out outside Chile by the Group. This restructuring would be carried out using the following steps:

a.              Division of Empresa Nacional de Electricidad S.A. (hereinafter Endesa Chile) and Chilectra S.A. (hereinafter Chilectra), by creating two new companies called Endesa Américas S.A. and Chilectra Américas S.A. Endesa Chile and Chilectra, the surviving companies after  the division, would keep the entire business currently carried out in Chile; i.e. they would be assigned the part of the equity made up of, among other things, the assets, liabilities and respective administrative authorizations, held by each of the divided companies in Chile. On the other hand, , the companies created as a result of the division, i.e. Endesa Américas S.A. and Chilectra Américas S.A., would be assigned the equity corresponding to the international business (basically, interests in companies domiciled in Argentina, Brazil, Colombia and Peru) (the “Separation”).

b.              Division of Enersis S.A., by creating a new company called Enersis Chile S.A. (currently Enel Chile S.A.). The pre-existing and continuing entity  before  the division, Enersis S.A., would be assigned the interests and investments in the companies Endesa Américas S.A. and Chilectra Américas S.A., and any possible liabilities that would be assigned to the it as a divided business. Thus, the new company Enersis Chile would be the holding company of the Chilean business established in Endesa Chile and Chilectra, and the pre-existing and continuing  Enersis S.A. would continue to be the holding company for the international business comprising the interests of Endesa Américas S.A. and Chilectra Américas S.A. The new company Enersis Chile S.A. would be listed in the stock exchanges where Enersis S.A. is currently listed and would be subject to the provisions of Section XII of Statutory Decree 3500 of November 4, 1980.

c.               After  the above divisions have been accomplished, a merger by absorption  would take place between Endesa Américas S.A. and Chilectra Américas S.A., by Enersis S.A.. The end result would be that the surviving company after the merger, i.e. Enersis S.A., would carry out the international business directly, and Enersis Chile S.A., indirectly through its ownership of shares in its subsidiaries Endesa Chile and Chilectra, would carry out the Chilean domestic business, which, in this case, would represent a significant simplification in relation to the current structure.

The Extraordinary Shareholders’ Meeting of Enersis S.A., held on December 18, 2015, approved the division of Enersis S.A. into two companies, with a new corporation arising from that division, Enersis Chile S.A., governed by Section XII of Statutory Decree 3500, to which were assigned the corporate interests and assets and liabilities associated with Enersis S.A. in Chile, including the interests in the already divided Chilectra and Endesa Chile, and with all of the shareholders of Enersis S.A. being incorporated into Enersis Chile S.A.  in the same proportion to their interest in the capital of Enersis S.A. for an equal number of shares that they had received in the divided company (1 to 1 ratio); and for  the corporate interests outside Chile, including its ownership interests in the companies resulting from the divisions of Chilectra and Endesa Chile, and the liabilities linked to them, as well as all of the other assets and liabilities not assigned expressly to Enersis Chile S.A. in the division thus belonging to the divided company Enersis S.A..

As part of the Enersis Spin-Off, it was agreed that (i) Enersis S.A.’s share capital would be reduced from Ch$5,804,447,986,087 divided into 49,092,772,762 registered common shares of a single series with no par value, to Ch$3,575,339,011,549 divided into 49,092,772,762 registered common shares of a single series with no par value. Additionally, it was agreed that (ii) Enersis Chile’s share capital would be Ch$2,229,108,974,538, which corresponds to the amount by which the Enersis share capital would be  decreased, divided into 49,092,772,762 registered common shares of a single series with no par value, and (iii) Enersis’ equity interest would be distributed between Enersis Américas and Enersis Chile by allocating assets and liabilities to Enersis Chile, as agreed at the abovementioned extraordinary shareholders’ meeting.

For their part, the bylaws of Enersis Chile S.A. were approved; once they came into force, this entity has been subject voluntarily and in advance to the regulations set forth in article 50 A of the Law on Corporations with regard to the election of independent directors and the creation of Committees of Directors.

In compliance with the agreement of the Extraordinary Shareholders’ Meeting of Enersis S.A., held on December 18, 2015, the Board of Directors of Enersis S.A. was informed that the condition precedent to which the division of Enersis S.A. was subject had been complied with. It stipulated the drawing up and execution of the public deed stating that the above condition precedent had been met, called “Deed of Compliance with the Condition for the Division of Enersis.” Consequently, and in accordance with the above approval by the Shareholders’ Meeting, the division of Enersis S.A. was implemented as of March 1, 2016, from which date the new company Enersis Chile S.A. came into existence and the decrease in capital and other amendments to the bylaws of Enersis S.A. were verified, with the latter becoming formally known as Enersis Américas S.A. as of February 1, 2016. The shares into which the capital of Enersis Chile S.A is divided are distributed free of charge to the shareholders of Enersis Américas S.A. entitled to receive them on April 21, 2016.

b)             Incorporation of Renewable Assets in Chile:

For a discussion of the 2018 corporate restructuring project, see Note 6.

2.              BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Basis of preparation

The accompanying consolidated financial statements as of December 31, 2018 of Enel Chile were approved by the Company’s Board of Directors at its meeting held on April 29, 2019, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements for the periods prior to the Separation reflect the combined operations of the Group as it would have been incorporated following the Spin- Off mentioned in Note 1. The combined financial statements may not be indicative of the Group’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated, since January 1, 2013 as an independent combined group during the periods presented.

Since IFRS does not provide any guidance for the preparation of combined financial statements, paragraph 12 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors was used for the preparation of the combined financial statements. This paragraph requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The combined financial statements of the Company were derived from the aggregation of the net assets of the Chilean business of Enersis S.A. (currently Enel Américas S.A.). All intra-group balances, revenues, expenses and unrealized gains and losses arising from transactions between companies belonging to combined group were eliminated when preparing the combined financial statements. In addition, the investments of Enersis S.A. in the Group were eliminated against the equity of the respective combined entities. Transactions with Enel Américas group companies, which do not belong to the Group, have been disclosed as transactions with related parties.

Following the Separation, the consolidated financial statements include the financial statements of the Company and its subsidiaries, associates and joint ventures, and no longer include any allocations of expenses from Enersis S.A. to the Company. Accordingly:

•                          The consolidated statement of financial position as of December 31, 2018 and 2017, consists of the consolidated statement of financial position of the Group.

•                          The consolidated statements of comprehensive income for the years ended December 31, 2018 and 2017, consist of the consolidated statement of comprehensive income of the Group. The consolidated statement of comprehensive income for the year ended December 31, 2016, consists of the consolidated statement of comprehensive income of the Group for the ten month period ended December 31, 2016 and the combined statement of comprehensive income of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016.

•                          The consolidated statements of changes in equity for the years ended December 31, 2018 and 2017, consist of the consolidated statements of changes in equity of the Group. The consolidated statement of changes in equity for the year ended December 31, 2016, consists of the consolidated statement of changes in equity of the Group for the ten month period ended December 31, 2016 and the combined statement of changes in equity of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016.

•                          The consolidated statements of cash flows for the years ended December 31, 2018 and 2017, consist of the consolidated statements of cash flows of the Group. The consolidated statement of cash flows for the year ended December 31, 2016, consists of the consolidated statement of cash flows of the Group for the ten month period ended December 31, 2016 and the combined statement of cash flows of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016.

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

Net assets of the Parent Company (equity)

Prior to the Separation, the Combined Group had not previously formed a separate legal group nor presented any stand-alone financial statements, and accordingly it was not conceivable to present share capital or an analysis of equity reserves. The net assets of the Combined Group were represented by capital invested in the Combined Group and were shown as “Equity” using the same captions as those used by Enersis. Issued capital, share premium and retained earnings of Enersis were allocated to Enersis Chile based on the net asset value ratio assigned to it. Other reserves (which were primarily composed of the equity effects of past reorganizations, business combinations under common control, residual effects of first-time adoption of IFRS and the equity effects of the recent Spin-Off) were allocated considering the transaction and circumstances that led to creation of these reserves.

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

	Proportion of
	Net Assets Market Value
Entity	Chile	Américas
Enersis S.A.	42%	58%
Endesa S.A.	66%	34%
Chilectra S.A.	63%	37%

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

Personnel, salary expenses other employee benefits

For purposes of properly distributing the accounting effect of personnel from Enersis on a stand-alone basis between the Company and Enel Américas, Enersis management defined as a criterion to identify those personnel whose main activities were related 100% to the operations based in Chile under Enersis. This group of employees was assigned to the Company. On the other hand, management also identified those employees whose main activities related 100% to foreign operations. This group of employees was assigned to Enel Américas.

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

The table below sets forth the breakdown of employees allocated to the Company and Enel Américas:

Employee allocation

Entity	Chile	Américas
Enersis S.A.	391	87
Endesa S.A.	925	7
Chilectra S.A.	668	2
Total	1,984	96

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

Dividends receivable and payable

The criterion defined by Enersis’ management to allocate to both the Company as well as to Enel Américas a portion of dividends receivable accounts from Enersis as a stand-alone basis as of the date of the Spin-Off, was based mainly on identifying the origin of each one of those dividends. If the dividends come directly from a Chilean subsidiary, these dividends were allocated 100% to the Company.

Income tax

The tax effect (income statement and income tax provision) related to the Chilean subsidiaries of Enersis was included in the combined financial statements and was calculated using the statutory corporate tax rates according to the jurisdiction where the pre-tax income was originated.

In addition, the tax effect in the income statement of Enersis on a stand-alone basis was allocated to the combined financial statements by determining a hypothetical taxable income as if the Company and Enel Américas had operated as separate taxpayers. However, and from a tax point of view, there is currently only one taxpaying company, which is Enersis’ successor, Enel Américas. Accordingly, income tax payable by Enersis was allocated to the combined financial statements.

In relation to deferred tax assets and liabilities, these were assigned to the Company and Enel Américas, taking into account the underlying assets and liabilities, whose respective temporary differences originated such deferred taxes.

Other working capital accounts

Working capital items such as accounts receivable, accounts payable and inventories that were directly attributable to the Chilean operations of the Combined Group were included in the combined financial statements.

2.2   New accounting pronouncements

a)    The following accounting pronouncements have been adopted by the Group effective as of January 1, 2018:

i. New Standards and Interpretations

New Standards and Interpretations	Mandatory Effective Date:
IFRS 9: Financial Instruments	Annual periods beginning on or after January 1, 2018
IFRS 15: Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2018
IFRIC 22: Foreign Currency Transactions and Advance Consideration	Annual periods beginning on or after January 1, 2018

•                 IFRS 9 — Financial Instruments

IFRS 9 entered into force effective as of January 1, 2018, replacing IAS 39 Financial Instruments: Recognition and Measurement. This standard contains requirements in regards to the recognition, classification and measurement of financial assets, financial liabilities and certain purchase or sale contracts of non-financial items.

The Group adopted retroactively for transition in the first time adoption of this standard. The accumulated effect of this application was accounted for as an adjustment to the opening balance of retained earnings  as of the initial application date. The Group has applied prospectively the hedge accounting requirements of IFRS 9.

Management conducted a detailed evaluation of the three aspects of the standard and its impact on the consolidated financial statements of the Group, which is summarized as follows:

(i)                     Classification and measurement

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

•                  Amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;

•                 Fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; or

•                 Fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designated at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing the designation of a financial liability to be measured at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Based on the business model and the characteristics of the contractual cash flows, the Group determined that the new classification requirements for financial assets did not have an impact on the consolidated financial statements. Most of the Group’s financial instruments, i.e. loans and trade receivables, will continue to be measured at amortized cost under IFRS 9, and derivative instruments will continue to be  measured at fair value through profit or loss (general treatment) or through other comprehensive income (hedge accounting), as appropriate. The Group has elected to measure certain investments in equity instruments at measured at fair value through other comprehensive income under IFRS 9 (see Note 23).

(ii)                  Impairment

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than previous practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments. Under IFRS 9, the allowance for impairment losses will be measured based on:

•                 12-months expected credit losses; or

•                 Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset. The Group has chosen to apply this policy for the designated financial assets.

The analysis of the impairment of the Group’s financial assets was made with a focus on trade accounts receivable, which represent most of the Group’s credit exposure. In particular, for the application of the simplified approach contemplated in the standard, these accounts receivable were grouped into specific pools, taking into account the nature and credit risk, and the impairment model based on expected losses developed by the Group was applied on a collectively-evaluated basis.. For trade accounts receivable that management considered significant on an individual basis and for which more detailed information on credit risk was available, an analytical approach was adopted within the simplified model. As of January 1, 2018, as a result of the application of the new impairment model, the Group recognized a charge, net of taxes, of ThCh$3,411,631 to retained earnings.

(iii)               Hedge Accounting

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as non-financial risk components, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 eliminates the current quantitative requirement for a hedge effectiveness test, under which the results must be within a range of 80-125 percent. This will allow aligning hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item, and enables the rebalancing of a hedging relationship if the risk management objective remains unchanged. However, retrospective ineffectiveness should continue to be valued and recognized in profit or loss.

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group has chosen to apply the new requirements of IFRS 9 on the date of its adoption.

The Group implemented changes in the systems, internal control, policies and procedures in order to comply with the new disclosures and accounting requirements of IFRS 9.

The application of the new hedge accounting model has not had an impact on the Group’s consolidated financial statements.

•                          IFRS 15 — Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15, which is applicable to all revenue arising from contracts with customers, with certain exemptions (lease and insurance contracts, financial instruments and non-monetary exchanges) and to recognition and measurement of gains and losses on disposal of non-financial assets. The new revenue standard supersedes, effective as of January 1, 2018, all current revenue recognition standards:

•                 IAS 11 Construction Contracts;

•                  IAS 18 Revenue;

•                  IFRIC 13 Customer Loyalty Programs;

•                  IFRIC 15 Agreements for the Construction of Real Estate;

•                  IFRIC 18 Transfers of Assets from Customers; and

•                  SIC-31 Revenue — Barter Transactions Involving Advertising Services.

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

The Group carried out an implementation project, to identify and measure the possible impacts of applying IFRS 15 on its consolidated financial statements. This project involved identifying all of the revenue flows of Enel Chile and its subsidiaries, knowledge of the traditional practices of the business, a comprehensive evaluation of each kind of contract with customers and determining the methodology for recording this revenue under the standards. The evaluation was performed paying an special attention to those contracts presenting key aspects of IFRS 15 and particular characteristics of interest to the Group, such as: identifying contractual obligations; contracts with multiple obligations and recognition timing; contracts with variable compensation; significant financing components; analysis of principal versus agent; existence of service guarantees; and recognition of costs to obtain and fulfill a contract.

The Group participates in the electrical energy generation, transmission and distribution businesses, and related activities. Based on the nature of the goods and services offered and the characteristics of its revenue flows streams, the Group did not identify any impact on the consolidated financial statements of the Group  he date of initial application of IFRS 15 For further details about the goods and services provided by the Group and the revenue recognition criteria, see Note 3.q.

The Group implemented changes in the systems, internal control, policies and procedures in order to comply with the new disclosures and accounting requirements of IFRS 15.

The Group adopted the new standard on the required effective date using the retrospectively modified method. The application has not had an impact on the Group’s consolidated financial statement.

•                          IFRIC 22 — Foreign Currency Transactions and Advance Consideration

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

IFRIC 22 has been implemented by the Group as of January 1, 2018 and it has not generated an impact on the consolidated financial statements of the Group.

ii. Amendments and Improvements

Amendments and Improvements	Mandatory Effective Date:
Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions	Annual periods beginning on or after January 1, 2018
Amendment to IAS 40: Transfers of Investment Property	Annual periods beginning on or after January 1, 2018
Annual Improvements to IFRS: Cycles 2014-2016 IFRS 1 and IAS 28	Annual periods beginning on or after January 1, 2018

•                                Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

The amendments to IFRS 2, Share-based Payment Transactions, developed through the IFRS Interpretations Committee, address the following issues:

a)         the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

b)         the classification of withholding tax obligations for share-based payment transactions with net settlement features; and

c)          the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

The amendments to IFRS 2, applied as of January 1, 2018, have not had any impact on the consolidated financial statements of the Group.

•                                Transfers of Investment Property (Amendments to IAS 40)

The amendments to IAS 40 Investment Property clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use. The amendments shall be applied prospectively.

The amendments to IAS 40, applied as of January 1, 2018, have not had any impact on the consolidated financial statements of the Group.

•                                Annual Improvements to IFRS: Cycles 2014-2016 IAS 28

IAS 28 Investments in Associates and Joint Ventures clarifies that if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, it may choose to maintain the fair value measurement applied by its investment entity associate or joint venture. Application of these improvements is on a retrospective basis.

The 2014-2016 annual improvements, applied as of January 1, 2018, have not had any material impact on the consolidated financial statements of the Group.

b)   Accounting pronouncements with application effective as of January 1, 2019 and thereafter:

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application is not mandatorily effective:

i. New Standards and Interpretations

Amendments and Improvements	Mandatory Effective Date:
IFRS 16: Leases	Annual periods beginning on or after January 1, 2019
IFRIC 23 Uncertainty over Income Tax Treatments	Annual periods beginning on or after January 1, 2019
Conceptual Framework (Revised)	Annual periods beginning on or after January 1, 2020

•                  IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 Leases and its interpretations: IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new standard states the following:

i)             Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right to use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)          Lessor accounting: does not change substantially from the current model of IAS 17. The lessor will continue to classify leases under the same principles of the current standard as operating or financial leases.

The Group carried out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. Conducting this assessment required the use of professional judgment and assumptions, which are summarized below:

•             Analysis of the lease contracts executed by the Group’s companies in order to identify if they are within the scope of the standard. This analysis included not only the contracts in which Enel Chile acts as a lessee, but also the contracts for the rendering of services and the contracts in which the Company acts as a lessor.

•             Analysis of lease contracts that could benefit from the exemption from application of this standard, because they are contracts with a maturity of less than 12 months or that have underlying assets of low individual value, such as: lease of certain office equipment (personal computers, printers and photocopiers) that are considered low value assets.

•            Estimate of the lease terms, based on the non-cancellable period and the periods covered by the renewal options, the exercise of which is in the power of Enel Chile and is considered reasonably certain.

•            Estimate of the discount rate to calculate the present value of the lease payments. This is equal to the incremental rate of the lessee’s loans when the interest rate implicit in the lease can not be easily determined. For the transition, the Group has used the incremental borrowing rate from January 2019, defined as the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment.

The implementation work also required a review of the processes and systems, including the internal control, in order to determine the most appropriate tool for the management of the information required for the application of the new standard, as well as the required disclosures in the consolidated financial statements.

For the transition of the new standard, the Group has decided to apply the following practical expedients:

•            The Group decided not to re-evaluate if a contract is, or contains, a lease. Instead, it will apply the standard to contracts that were previously identified as leases by applying IAS 17 and IFRIC 4. Therefore, the Group will not apply the standard to contracts that were not previously identified as containing a lease.

•            The Group has determined that it will apply the modified retrospective transition method, whereby the restatement of comparative periods is not required and the cumulative effect of the initial application of the standard is presented as an adjustment to the opening balance of retained earnings (or another component of equity as applicable) on the date of initial application, recording the asset for the same value as the liability.

•            Trust in its assessment of whether leases are onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application and adjust the right-of-use asset at the date of initial application for the amount of any provision for onerous leases recognized in the financial statements immediately before the date of initial application.

The new Standard will have an impact on all Group entities that have lease contracts. The main issues that arise are those related to the lease of land, buildings and automobiles. As a result of the change of the accounting model for lessees, the Group expects an increase in non-current and current liabilities of approximately Ch$29,162 million as of January 1, 2019, for the recognition of future payment obligations of lease contracts. In accordance with the chosen transition model, an increase in non-current assets for an equal amount is also expected, resulting from the recognition of the rights of use arising from those contracts.

•                  IFRIC 23 — Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

Uncertainty over income tax treatments can affect both current and deferred taxes. Recognizing the effects of uncertainty depends on whether the tax authority is likely or not to accept an uncertain tax treatment, assuming that the tax authority will examine the amounts that it is entitled to examine and has full knowledge of all the related information.

This interpretation is effective for annual periods beginning on or after January 1, 2019. Retrospective application is allowed, if it is possible without the use of hindsight. Management has assessed the effects of the application of IFRIC 23 and has determined that its adoption will not have any material impacts on the consolidated financial statements of Enel Chile and subsidiaries as of its effective date.

•                  Conceptual Framework (Revised).

The IASB issued the Conceptual Framework (revised) in March 2018. It incorporates some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important matters. Revisions to the Conceptual Framework may affect the application of IFRSs when no standard applies to a particular transaction or event.

The IASB has also issued a separate accompanying document, “Amendments to References to the Conceptual Framework in IFRS Standards,” which establishes amendments to affected IFRSs in order to update references to the new Conceptual Framework.

The Conceptual Framework (Revised) is effective as of January 1, 2020. Management is assessing the potential impact of the application of the new Conceptual Framework on the consolidated financial statements of the Group.

ii. Amendments and Improvements

Amendments and Improvements	Mandatory Effective date:
Amendment to IFRS 9: Prepayment Features with Negative Compensation	Annual periods beginning on or after January 1, 2019
Amendment to IAS 28: Long-term interests in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2019
Annual Improvements to IFRS: 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23)	Annual periods beginning on or after January 1, 2019
Amendment to IAS 19: Plan Amendment, Curtailment or Settlement	Annual periods beginning on or after January 1, 2019
Amendment to IAS 3: Definition of a Business	Annual periods beginning on or after January 1, 2020
Amendment to IAS 1 and IAS 8: Definition of Material	Annual periods beginning on or after January 1, 2020
IFRS 10 and IAS 28: Sale or contribution of assets between an investor and its associate or joint venture	Postponed indefinitely. Available for optional adoption

•                  Amendment to IFRS 9, Financial Instruments: Prepayment Features with Negative Compensation

This amendment was issued on October 12, 2017. This amendment amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement of financial assets at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation prepayments.

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through profit or loss in other comprehensive income, provided that the contractual cash flows are only principal and interest payments on the outstanding principal and the instrument is carried out within the business model for that classification. The amendments to IFRS 9 are intended to clarify that a financial asset meets the criterion of “only principal payments plus interest”, regardless of the event or circumstance that causes the early termination of the contract or of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments to IFRS 9 should be applied when the prepayment is close to the unpaid amounts of principal and interest in such a way that it reflects the change in the benchmark interest rate. This implies that prepayments at fair value or for an amount that includes the fair value of the cost to terminate an associated hedging instrument will normally meet the criterion of only principal payments plus interest, only if other elements of the change in fair value, such as the effects of credit risk or liquidity, are minimal.

The amendments are applicable from January 1, 2019, retrospectively. Management considers that the application of these amendments will not have an impact on the consolidated financial statements of the Group.

•                  Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

These amendments clarify that IFRS 9 Financial Instruments is applicable to an entity’s long-term interests in an associate or joint venture to which the equity method is not applied. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests. Entities should apply the amendments retrospectively, with certain exceptions.

The effective application date is January 1, 2019. Management considers that the application of these amendments will not have an impact on the consolidated financial statements of the Group.

•                  Annual Improvements to IFRS: 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).

IFRS 3  Business Combinations and IFRS 11  Joint Arrangements : clarifies the accounting for increases in ownership interest in a joint operation that meets the definition of a business. If a party maintains (or obtains) joint control, the previously held ownership interest is not remeasured. If a party obtains control, the transaction is a business combination in stages and the acquiring party remeasures the previously held ownership interest in the assets and liabilities of a joint operation, at fair value.

IAS 12 Income Taxes The amendments clarify that the income tax on dividends is linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes income tax on dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

IAS 23 Borrowing Costs clarifies that loans that were specifically intended to finance qualifying assets become part of the entity’s general loan pool for the purpose of calculating the capitalization rate, when substantially all of the activities necessary to prepare the asset for its intended use or sale are complete.

The improvements are effective for annual reporting periods beginning on or after January 1, 2019. Management considers that the application of these improvements will not have an impact on the consolidated financial statements of the Group.

•                  Amendment to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 Employee Benefits, issued in February 2018, address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendment specifies that an entity is required to determine the current service cost and net interest for the remainder of the annual period using the actuarial assumptions used to remeasure the defined benefit liability (asset) and plan assets after the plan amendment, curtailment or settlement.

The amendments to IAS 19 also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognized in other comprehensive income.

This clarification provides that entities might have to recognize a past service cost, or a gain or loss on settlement, that reduces a surplus that was not recognized before. Changes in the effect of the asset ceiling are not netted against such amounts.

The amendments to IAS 19 apply to a plan amendment, curtailment or settlement that occur from January 1, 2019.

•                  Amendments to IFRS 3  Definition of a Business

IFRS 3 Business Combinations was amended by the IASB in October 2018, to clarify the definition of business, in order to help entities to determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset. To be considered as a business, an acquired integrated set of activities and assets must include, at least, an input and a substantive process that together contribute significantly to the ability to create output. The amendment also adds guidance and illustrative examples to assess whether a substantial process has been acquired.

The amendment is applicable prospectively to business combinations and acquisitions of assets, the acquisition date of which is from January 1, 2020. Earlier application is permitted.

•                  Amendments to IAS 1 and IAS 8 Definition of Material or Materiality

In October 2018, the IASB amended IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to improve the definition of “material” and the explanations accompanying the definition. The amendments ensure that the definition of material is consistent in all IFRS.

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments will be applicable prospectively for annual periods beginning on or after January 1, 2020. Earlier application is permitted. Management is evaluating the potential impact of the application of these amendments on the consolidated financial statements of the Group.

2.3 Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Group’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized.

The most important areas where critical judgment was required are:

•                          The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

•                          The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h)

•                          Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.q)

The estimates refer basically to:

•                          The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.e).

•                          The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.m.1 and 26).

•                          The useful lives of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

•                          The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 23).

•                          The energy supplied to customer whose meters have not yet been read.

•                          Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, that allow for estimation of electricity system settlements that occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 2.2).

•                          The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.m).

•                          Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 3.a).

•                          The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have been used as the basis for recording the various income tax related balance in these consolidated financial statements (see Note 3.p).

•                          The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best available information as of the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change in judgment and estimation in the corresponding future consolidated financial statements.

2.4 Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly by Enel Chile. Control is exercised if, and only if, the following conditions are met: the Company has i) power over the subsidiary; ii) exposure or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

Enel Chile has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control listed above.

Subsidiaries are consolidated as described in Note 2.7.

The following are the entities in which the Group has the ability to exercise control and are therefore included in these consolidated financial statements:

Taxpayer ID			Percentage of control at 12-31-2018			Percentage of control at 12-31-2017
No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total
96.800.570-7	Enel Distribución Chile S.A.	Chilean peso	99.09%	—	99.09%	99.09%	—	99.09%
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	—	92.65%	92.65%	—	92.65%	92.65%
91.081.000-6	Enel Generación Chile S.A.	Chilean peso	93.55%	—	93.55%	59.98%	—	59.98%
78.932.860-9	GasAtacama Chile S.A. (1)	Chilean peso	2.63%	97.37%	100.00%	2.63%	97.37%	100.00%
78.952.420-3	Gasoducto Atacama Argentina S.A.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%
96.800.460-3	Luz Andes Ltda.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%
76.722.488-5	Empresa de Transmisión Chena S.A	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	57.50%	—	57.50%	57.50%	—	57.50%
96.920.110-0	Enel Green Power Chile Ltda. *	U.S. dollar	99.99%	—	99.99%	—	—	—

96.524.140-K	Empresa Electrica Panguipulli S.A *	U.S. dollar	0.05%	99.95%	100.00%	—	—	—
76.306.985-0	Diego de Almagro Matriz SpA. *	U.S. dollar	—	100.00%	100.00%	—	—	—
76.179.024-2	Parque Eolico Tal Tal S.A *	U.S. dollar	0.01%	99.99%	100.00%	—	—	—
96.971.330-6	Geotermica del Norte S.A *	U.S. dollar	—	84.59%	84.59%	—	—	—
99.577.350-3	Empresa Nacional de Geotermia S.A *	U.S. dollar	—	51.00%	51.00%	—	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A *	U.S. dollar	—	99.99%	99.99%	—	—	—
76.126.507-5	Parque Talinay Oriente S.A *	U.S. dollar	—	61.37%	61.37%	—	—	—
76.321.458-3	Almeyda Solar SpA *	U.S. dollar	—	100.00%	100.00%	—	—	—
76.412.562-2	Enel Green Power del Sur SpA. *	U.S. dollar	—	100.00%	100.00%	—	—	—
76.924.079-9	Enel X Chile SpA	U.S. dollar	100.00%	—	100.00%	—	—	—

(*) See Section 2.4.1, i)

2.4.1 Changes in the scope of consolidation

(i)                 On April 2, 2018, renewable energy assets held in Chile by Enel Green Power Latin Americas S.A. (“EGPL”) were incorporated into Enel Chile (see Note 6). The EGPL group comprises the following companies.

•     Enel Green Power Chile Ltda.

•     Empresa Eléctrica Panguipulli S.A.

•     Diego de Almagro Matriz SpA

•     Parque Eólico Tal Tal S.A.

•     Geotérmica del Norte S.A.

•     Empresa Nacional de Geotermia S.A.

•     Parque Eólico Valle de los Vientos S.A.

•     Parque Talinay Oriente S.A.

•     Almeyda Solar SpA

•     Enel Green Power del Sur SpA

(ii)           Servicios Informáticos e Inmobiliarios Ltda. was absorbed by Enel Chile on September 1, 2017. The latter is the legal successor.

(iii)          Central Eólica Canela S.A. was liquidated on September 1, 2017. Its net assets were transferred to GasAtacama Chile.

(iv)          On September 7, 2018, the subsidiary Enel X Chile SpA was incorporated. The corporate purpose of this subsidiary, among others, is to develop, implement and sell products and services related to energy that incorporate innovation, state-of-the-art technology and trends of the future, other than the electricity distribution under concession and their related services, whether they are priced or not.

2.5 Investments in associates

Associates are those entities over which Enel Chile, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of currently exercisable voting rights or convertible rights at the end of each reporting period, including currently exercisable voting rights held by the Company or other entities. In general, significant influence is presumed to be those cases in which the Group has more than 20% of the voting power of the investee

Associates are accounted for under equity method as described in Note 3.i.

The detail of the companies that qualify as associates is the following:

			Ownership Interest at 12-31-2018			Ownership Interest at 12-31-2017
Taxpayer ID No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total
76.418.940-K	GNL Chile S.A.	Chilean peso	—	33.33%	33.33%	—	33.33%	33.33%
76.364.085-K	Energia Marina SpA	Chilean peso		25.00%	25.00%	—	—	—

•                  On February 7, 2017 Electrogas S.A., a company where Enel Chile had an interest of 42.5%, was sold (see Note 5).

•                  On April 2, 2018, renewable energy assets held in Chile EGPL were incorporated into Enel Chile (see Note 6). Added companies include the associate Energía Marina SpA.

2.6 Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

•      Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in note 3.i.

•      Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the contractually named assets and liabilities in the joint operation.

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

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

The detail of the companies that qualify as Associates and Joint Venture is the following:

			Ownership Interest at 12-31-2018			Ownership Interest at 12-31-2017
Taxpayer ID No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total
76.091.595-5	Aysén Energía S.A. (1)	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%
76.041.891-9	Aysén Transmisión S.A. (1)	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (2)	Chilean peso	—	—	—	—	51.00%	51.00%
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	—	50.00%	50.00%	—	50.00%	50.00%

(1)         Aysén Energía S.A. and Aysén Trasmisión S.A. companies are currently in liquidation process as December 31, 2018.

(2)         Centrales Hidroeléctricas de Aysén S.A. was liquidated and distributed among shareholders on September 7, 2018 (see Note 15.1b).

2.7 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, revenues, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.              At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquire at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained about events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the Company’s previously held equity interest in the acquire is remeasured to its acquisition date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

2.              Non-controlling interests in equity and in comprehensive income of the subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income (loss) attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.              The financial statements of the Group companies operating in non- hyper-inflationary economies, with functional currencies other than the Chilean peso are translated as follows:

a.              For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.              For items of the comprehensive income, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.               For equity accounts the historical exchange rate from the date of acquisition or contribution is used, and retained earnings are translated at the average exchange rate at the date of origination.

d.              Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” within the consolidated statement of comprehensive income in other comprehensive income (see Note 27.3).

4.              The financial statements of the subsidiaries whose functional currency comes from hyper-inflationary economies, as is the case of the Argentine economy (see Note 7), are first adjusted for the inflation effect, and any gain or loss in the net monetary position is recognized in profit or loss; then all the items (assets, liabilities, equity items, expenses and revenue) are translated using the closing exchange rate corresponding to the closing date of the most recent statement of financial position.

5.              Balances and transactions between consolidated companies have been fully eliminated in the consolidation process.

6.              Changes in the ownership interests in subsidiaries that do not result in the Group obtaining or losing control are recognized as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, is recognized directly in Equity attributable to shareholders of the Parent.

Business combinations between entities under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in Net equity as a charge or credit to Other reserves. The Group does not state comparative periods in its financial statements for business combinations under common control.

3.    ACCOUNTING POLICIES.

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)    Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•                  Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment. (See Note 18.b.1).

•                  Employee expenses directly related to construction in progress. (See Note 18.b.2).

•                  Future disbursements that the Group will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (See Note 25).

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

The following table are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 45
Fuel oil/coal-fired power plants	25 – 40
Combined cycle power plants	10 – 25
Renewable energy power plants	20
Transmission and distribution facilities:
High-voltage network	10 – 60
Low- and medium-voltage network	10 – 50
Measuring and remote control equipment	10 – 50
Primary substations	6 – 25
Natural gas transport facilities
Pipelines	20

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of Property, plant and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales expenses from the amount received in the sale.

b)    Investment property

“Investment property” includes basically land and buildings that are kept for the purpose of obtaining profits in future sales or lease arrangements.

Investment property is measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. Investment properties, excluding land, are depreciated by distributing the cost of the various elements that make them up on a straight-line basis over the years of useful life.

An investment property is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses that arise from the sale or disposal of items of investment property are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.The breakdown of the fair value of investment property is detailed in Note 19.

c)    Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and so is the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date (See Note 2.7.1).

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

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2018 and 2017, there are no significant intangible assets with an indefinite useful life.

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

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2018, the growth rate used to extrapolate the projections was 3.1%.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The minimum and maximum pre-tax discount rates applied in the period ended December 31, 2018 expressed in nominal terms were 6.9% and 11.0%, respectively.

If the recoverable amount of the CGU is less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income. The impairment is first allocated to the CGU’s goodwill carrying amount, if any, and then to the other assets comprising it, prorated on the basis of the carrying amount of each one, limited to its fair value less costs of disposal, or its value in use, a negative amount may not be obtained.

Impairment losses recognized in prior periods for an asset other than goodwill are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount and crediting profit or loss, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset. In the case of goodwill, impairment losses are not reversed.

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

g.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (See Notes 3.i and 15) and non-current assets and disposal groups held for sale or distribution to owners, into three categories:

•                  Amortized cost: This category includes the financial assets that meet the following conditions (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows, and (ii) the contractual terms of financial assets give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI criterion).

Financial assets that meet the conditions established in IFRS 9, to be valued at amortized cost in the Group are: accounts receivable, loans and cash equivalents. These assets are recorded at amortized cost, which is the initial fair value, less repayments of principal, plus uncollected accrued interest, calculated using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or a group of financial assets or financial liabilities) and allocating the finance income or financial expenses throughout the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected useful life of the financial instrument (or when appropriate in a shorter period of time), with the net carrying amount of the financial asset or financial liability.

•                  Financial Assets Recorded at Fair Value through Other Comprehensive Income: This category includes the financial assets that the meet the following conditions: (i) they are classified in a business model, the purpose of which is to maintain the financial assets both to collect the contractual cash flows and to sell them, and (ii) the contractual conditions comply with the SPPI criterion.

These investments are recognized in the consolidated statement of financial position at fair value when it is possible to determine reliably. In the case of holdings in unlisted companies or companies with low liquidity, it is usually not possible to determine the fair value reliably. Therefore, when this circumstance occurs, such holdings are valued at their acquisition cost or for a lower amount if there is evidence of their impairment.

Changes in fair value, net of their tax effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until such time as the disposal of these investments takes place, at which time the accumulated amount in this section is fully posted in the profit or loss for the period.

In the event that the fair value is lower than the acquisition cost, if there is objective evidence that the asset has suffered an impairment that can not be considered as temporary, the difference is recorded directly in the losses for the period

•            Financial Assets Recorded At Fair Value through Profit or Loss: This category includes the trading portfolio of the financial assets that have been allocated as such upon their initial recognition and which are administered and assessed according to the fair value criterion, and the financial assets that do not meet the conditions to be classified in the two above categories.

They are valued at fair value in the consolidated statement of financial position and any changes in value are recorded directly in profit or loss when they occur.

g.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

g.3) Impairment of financial assets

Under IFRS 9, the Group applies an impairment model based on expected credit losses. The new impairment model is applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments.

Under IFRS 9, the allowance for impairment losses are measured based on:

•                  12 months expected credit losses; or

•                  Lifetime expected credit losses if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

Based on the reference market and the regulatory context of the sector, as well as the recovery expectations after 90 days, for such accounts receivable, the Group mainly applies a predetermined definition of 180 days to determine the expected credit losses, since this is considered an effective indicator of a significant increase in credit risk. Therefore, financial assets with an aging of more than 90 days are generally not considered to be in default.

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

Changes in fair value are recognized directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

•                  Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•                  Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain in this reserve is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge relationship are recognized directly in the statement of comprehensive income.

•                  Hedge accounting is discontinued only when the hedging relationship (or a part of the relationship) fails to meet the required criteria, after making any rebalancing of the hedging relationship, if applicable. If it is not possible to continue the hedging relationship, including when the hedging instrument expires, is sold, settled or exercised, any gain or loss accumulated in equity at that date remains in equity until the projected transaction affects the statement of comprehensive. When a projected transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately transferred to the income statement.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•                  The sole purpose of the agreement is for its own use, which is understood as: (i) in the case of fuel purchase agreements such use is to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale is to the end-customers; and (iii) in the case of electricity sales its sale is to the end-customers.

•                  The Group’s future projections evidence the existence of these agreements for own use.

•                  Past experience with agreements evidence that they are “own use” agreements, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues, they have been used for other purposes beyond the control and expectations of the Group.

•                  The agreement does not stipulate net settlement and the parties have not made it a practice to net settle similar contracts in the past.

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

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the statement of comprehensive income.

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

g.7) Offsetting financial assets and liabilities

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position only when:

•                  there is a legally binding right to offset the recognized amounts; and

•                  the Company intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

The right of offset may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

g.8) Financial guarantee contracts

The financial guarantee contracts, defined as the guarantees issued by the Group to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequently to initial recognition, financial guarantee contracts are recognized at the higher of:

•                  the amount of the liability determined in accordance with the accounting policy in Note 3.m; and

•                  the amount of the asset initially recognized less, if appropriate, any accumulate amortization recognized in accordance with the revenue recognition policies described in Note 3.q.

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

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to perform the measurement where it maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

•                  Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

•                  Level 3:  Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•                  For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;

•                  For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;

•                  For derivatives not traded on active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•                  For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are shown in Note 23.3.

i)     Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with the Group plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method.”

The companies classified as “Associates and Joint Ventures” (see Note 2.5 and 2.6 respectively) in these consolidated financial statements are accounted for under this method.

j)      Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

k)     Non-current assets (or disposal group of assets) held for sale or held for distribution to owners and discontinued operations.

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

•      Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use; or

•      Held for distribution to owners, when the entity is committed to distribute the assets (or disposal groups) to the owners.

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

l)      Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Equity — Retained earnings”, without affecting profit or loss for the period.

m)      Provisions

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

m.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, related to defined benefits plans, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

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

Actuarial gains and losses arising in measurements of both the plan liabilities and the plan assets (if any, and excluding interest) are recognized directly in other comprehensive income.

n)    Translation of foreign currency balances

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

o)    Current/non-current classification

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

p)    Income taxes

Income tax expense for the period is determined as the sum of current taxes from each of the Group’s subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

q)    Revenue and expense recognition

Revenue is recognized when (or as) the control over a good or service is transferred to the customer. Revenue is measured based on the consideration to which it is expected to be entitled for said transfer of control, excluding the amounts collected on behalf of third parties.

The Group analyzes and takes into consideration all the relevant facts and circumstances for revenue recognition, applying the five step of the model established by IFRS 15: 1) Identifying the contract with a customer; 2) Identifying the performance obligations; 3) Determining the transaction price; 4) Allocating the transaction price; and 5) Recognizing revenue.

The following are the criteria for revenue recognition by type of good or service provided by the Group:

•                  Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer a number of different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation met over time. In these cases, Enel Chile applies an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

•                  Generation: revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices stipulated in the electricity market by the current regulations, or at the marginal cost of energy and power, depending on whether they are unregulated, regulated customers or energy trading in the spot market are involved, respectively.

•                  Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate.

This revenue includes an estimate of the service provided and not invoiced at the balance sheet date (See Note 2.3 and Note 28).

•                  Sale and Transportation of Gas: Revenue is recognized over time, based on the actual physical deliveries of gas in the period of consumption, at the prices established in the respective contracts.

•                  Other services: mainly the provision of supplementary services to the electricity business, construction of works and engineering and consulting services. Customers control committed assets as they are created or improved. Therefore, the Company recognizes this revenue over time based on the progress, measuring progress through output methods (performance completed to date , milestones reached, etc.), or resource methods (resources consumed, hours of labor spent, etc.), as appropriate in each case.

•                  Sale of goods: revenue from the sale of goods is recognized at a certain time, when control of the goods have been transferred to the buyer, which generally occurs at the time of the physical delivery of the goods. Revenues are measured at the independent sale price of each good, and any type of applicable variable compensation.

In contracts in which multiple committed goods and services are identified, the recognition criteria will be applied to each of the identifiable performance obligation of the transaction, based on the control transfer pattern of each good or service that is separate and an independent selling price allocated to each of them, or to two or more transactions jointly, when these are linked to contracts with customers that are negotiated with a single commercial purpose and the goods and services committed represent a single performance obligation and their selling prices are not independent.

Enel Chile determines the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, to reflect the effects of the time value of money. However, the Group applies the practical solution provided by IFRS 15, and will not adjust the value of the consideration committed for the purpose of a significant financing component, if the Company expects, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

The Group excludes the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue figure. The Group only records as revenue the payment or commission to which it expects to be entitled.

Given that the Company mainly recognizes revenue for the amount to which it has the right to invoice, it has decided to apply the practical disclosure solution provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the obligations of performance not met (or partially not met) at the end of the reporting period.

In addition, the Group evaluates the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. The incremental costs of obtaining a contract are recognized as an expense, if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer.

Interest revenue (expenses) is (are) recorded considering the effective interest rate applicable to the principal with pending amortization, during the corresponding accrual period.

r)    Earnings per share

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

Diluted EPS is calculated by dividing net income to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares, if any

s)    Dividends

Article No. 79 of the Chilean Corporations Act Law No. 18,046; establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

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

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

t) Share issuance costs

Share issuance costs, only when they represent incremental expenses directly attributable to the transaction, are recognized directly in net equity as a deduction from “Share premiums,” net of any applicable taxes. If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves.”

u)    Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

•      Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

•      Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•      Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•      Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.    SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

a)  Regulatory framework:

The electricity sector is regulated by the General Law of Electrical Services No. 20,018 (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998).

Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE in its Spanish acronym), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (CChEN in its Spanish acronym), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables, or CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the participants in the electricity market, including electricity companies, system operators, regulators, etc.

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

Under the Chilean Electricity Law, the electricity market coordinates their operations through a centralizing operating agent, the Coordinador Eléctrico Nacional (CISEN), in order to operate the system at minimum cost while maintaining reliable service, and the SEN. The CISEN plans and operates the systems, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

Consumers are classified according to the size of their demand in regulated or free clients. Regulated customers are those customers who have a connected capacity of less than 5,000 kW. Without prejudice to this, customers with power connected between 500 kW and 5,000 kW may opt for a free or regulated rate regime.

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

a.1  Generation Segment

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

(ii)   Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the CNE for the supply to their unregulated customers through bilateral contracts.

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

a.2 Transmission Segment

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

The planning of the National and Zonal Transmission Systems a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). Both types of tenders are managed by the Coordinator.The bids correspond to the value resulting from the tender, which constitutes the revenues for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

The current regulations define that the transmission is remunerated by the sum of the tariff revenues and the collection of a single charge for the use of the transmission system. This charge is defined (Ch$ / kWh) by the CNE, on a half-yearly basis.

a.3 Distribution segment

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

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the enactment of the General Electric Services Law in 1982.

b)  Regulatory Developments in 2018

CNE 2018  Regulatory Plan

By means of Exempt Resolution No. 20 dated January 12, 2018, in accordance with the provisions of Article 72-19 of the General Electric Services Law, CNE published its Annual Work Plan for the preparation of the technical regulations for 2018. The document defines the general guidelines and the programmatic priorities of the CNE’s. Work Plan 2018 and the pending regulatory procedures of the 2017 Plan, the preparation of which will continue being performed during 2018.

CNE 2019 Regulatory Plan

By means of Exempt Resolution No. 790 dated December 10, 2018, in accordance with the provisions of Article 72-19 of the General Electric Services Law, CNE published its Annual Work Plan for the preparation of the technical regulations for 2019. The document defines the general guidelines and the program priorities of the CNE’s Regulatory Work Plan 2019 and the pending regulatory procedures of the 2018 Plan, the preparation of which will continue being performed during 2019.

Regulations Published in 2018

Panel of Experts Regulations On January 5, 2018, the Chilean Department of Energy published new Regulations for the Panel of Experts in the Official Gazette. The purpose of these regulations is to establish provisions for the operation, financing and competencies of the Panel of Experts, as well as the procedures necessary for the proper performance of its functions.

Regulations of the Electrical Coordinator On April 3, 2018, the Chilean Department of Energy approved the Regulations of the Independent Coordinator of the National Electricity System. The purpose of these regulations is to establish provisions for the organization, composition and operation of the Independent Coordinator of the National Electricity System, as well as the procedures necessary for the proper performance of its functions.

Safety Regulations of Complementary Services, Storage and Distribution of Electric Power On June 12, 2018, the Chilean Department of Energy approved the Safety Regulations for Electrical Facilities for the production, transportation, provision of complementary services, storage systems and distribution of electric power.

2017 Expansion Plan - Transmission

On December 29, 2017, the regulator, by means of CNE Exempt Resolution No. 770, issued the Preliminary Technical Report of the 2017 Transmission Expansion Plan. In accordance with the stages included in the law, the persons concerned (duly registered in the citizen participation register) made the responsive observations. Having evaluated the observations, by means of Exempt Resolution No. 163 dated February 27, 2018, the CNE approved the Final Technical Report of the 2017 Annual Transmission Expansion Plan. The persons concerned filed their discrepancies before Panel of Experts in a Public Hearing. Complying with all the stages of the process, on November 8, 2018, the Chilean Department of Energy published the Expansion Plan for 2017, establishing the Expansion Works of the National and Zonal Transmission Systems that must start their Tender process in the next twelve months.

2018 Transmission Expansion Plan

Within the framework of the Annual Transmission Planning process for 2018, the CNE invited all the persons concerned to participate in the stage of submitting proposals for Transmission Expansion projects until April 30, 2018, in accordance with the the provisions of Article 91 of the Electricity Law.  The summons states that the proposals can be submitted no later than April 30, 2018. Following the stages of the process, on November 14, 2018 the CNE published the Preliminary Technical Report that contains the Annual Transmission Expansion Plan for 2018.

Energy Planning 2018-2022

By means of publication in the Official Gazette, dated April 10, 2018, the Chilean Department of Energy approved the Long Term Energy Planning for the period 2018-2020. This is the first energy planning process carried out in accordance with the provisions introduced by Law 20,936. This plan, which is non-binding, must be carried out every 5 years, in accordance with Article 83 of the Electricity Law.

Law No. 21,076 Obligations on Removal and Replacement of Junction and Meter

On February 27, 2018, Law 21,076 was published in the Official Gazette amending the Electricity Law, with the purpose to impose on the distribution company, the obligation to solve the removal and replacement of the junction and meter in the event of desablement of the facilities due to overwhelming force.

The sole article of this Law and its transients indicates that the junction and meter are part of the distribution network and that the ownership would modify to the extent of the change of these facilities, according to the requirements of the electrical network.

Fee estudies in accordance with article 187 of Electric Law

On October 6, 2017, the CNE issues CNE Exempt Resolution No. 560, which approves a unanimous agreement to carry out a New Fees Study in accordance with article 187, final part of the Electricity Law, signed between the CNE and the concessionary companies of public distribution service.

In this context, in December 2017, the CNE requested the distribution companies the investment plans and costs necessary to comply with the Technical Standard of Service Quality for Distribution Systems (approved by CNE Exempt Resolution No. 706, dated December 7, 2017) not recognized in the current electricity supply rates (Supreme Decree No. 11T of 2016 of the Ministry of Energy).

On September 28, 2018, the Ministry of Energy published in the Official Gazette the Decree No. 5T, that updates Decree No. 11T of 2016 of the Ministry of Energy and, therefore, updates the tariffs for the electricity distribution segment. These new pricing conditions would be in force the next tariff fixing process and its issuance initiates the effects of the Technical Standard of Quality of Service for Distribution Systems, indicated in the preceding paragraph.

Law 21.118 - Normative Framework Amendments for Residential Generators

On November 17, 2018, Law 21,118 was published in Official Gazette modifying the Electricity Law in order to encourage the development of residential generators. Among the main changes introduced by this law, the increase in the maximum capacity of residential generation equipment for a mechanism of 100 kW to 300 kW.

c. Tariff Revisions:

c.1  Distribution Tariff Setting

The process of setting tariffs for the four-year period 2016-2020 ended on August 24, 2017 with the publication of the Decree No. 11T in the Official Gazette. This decree established tariff formulas at the distribution level, and was effective as of November 4, 2016.

Decree No. 5T of the Ministry of Energy became effective on September 28, 2018. This decree updated Decree No. 11T of 2016 of the Chilean Department of Energy. Therefore, it updated tariffs for the electricity distribution segment in effect until the next tariff setting.

The tariffs applied in 2017 and 2018 to end customers were determined based on the following decrees and resolutions:

i.                  Decree No. 1T published in the Official Gazette on April 2, 2013, set the tariff formulas applicable to regulated customers. Tariffs were retroactively applied with a start date of November 4, 2012 until November 3, 2016.

ii.               Decree No. 11T published in the Official Gazette on August 24, 2017, set the tariff indexation formulas applicable to energy supplies subject to regulated prices. Tariffs were retroactively applied from November 4, 2016.

iii.            Decree No. 5T, which sets tariff formulas applicable to electricity supplies subject to regulated prices listed in Decree No. 11T dated 2016 of the Ministry of Energy, published in the Official Gazette on September 28, 2018 and which is effective from its publication date until November 3, 2020.

iv.           Decree No. 14 published in the Official Gazette on April 9, 2013, set the tariffs and indexation formulas applicable to the subtransmission and additional transmission systems. Tariffs were retroactively applied with a start date of January 1, 2011 until December 31, 2015. Decree 7T, published in the Official Gazette on April 22, 2015, extends its validity until December 31, 2015.

v.              Decree No. 6T, which fixes Annual Value per Tranche of the Zonal and Dedicated Transmission Facilities used by users subject to price regulation, their rates and Indexing formulas for the two-year period 2018-2019, published by the Chilean Department of Energy in the Journal Official on October 5, 2018, which in effect from January 1, 2018 to December 31, 2019.

vi.           Price Decrees

Node Average prices:

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

The Chilean Department of Energy published Decree No. 12T in the Official Gazette on March 24, 2018. This decree fixed node prices for electricity supplies and set adjustments and surcharges for the application of the Residential Tariff Equality Mechanism, with retroactive effect as of January 1, 2018.

The Chilean Department of Energy published Decree No. 7T in the Official Gazette on September 28, 2018. This decree fixed node prices for electricity supplies and set adjustments and surcharges for the application of the Residential Tariff Equality Mechanism, with retroactiveeffect as of July 1, 2018.

Short-term node prices:

On July 2, 2016, the Ministry of Energy published in the Official Gazette, Decree No. 5T, setting the short-term node prices for energy supply, retroactively applied from May 1, 2016.

On August 26, 2017, the Ministry of Energy published in the Official Gazette, Decree No. 2T, setting short-term node prices for energy supply, retroactively applied from April 1, 2017.

The Chilean Department of Energy published Decree 5T in the Official Gazette on January 25, 2018. This decree fixed node prices for electricity supplies with retroactive effect as of October 1, 2017.

The Chilean Department of Energy published Decree 1T on June 28, 2018. This decree fixed node prices for electricity supplies with retroactive effect as of April 1, 2018

c.2 Setting of Service Tariffs Associated with Distribution

At the end of 2015, the CNE published Exempt Resolution No. 699 that informed, among others, the bases for the “Studies of Costs of Services Associated with the Supply of Distribution Electricity”, during the process of setting distribution tariffs 2016-2020.

These bases incorporate five new services, including the “Execution or installation of temporary connections” and the “Rental of temporary connections”.

The “Final Report of the Study of Cost of Services Associated with Distribution Electricity Supply” was published on January 20, 2017. Following the established process, Enel Distribución submitted its observations to the study.

Subsequently, by means of Exempt Resolution No. 213 dated April 27, 2017, the CNE approved the Technical Report “Setting of Tariff Formulas for Non-Consistent Services in Energy Supply, Associated with the Distribution of Electricity”. Following the stages of the process, Enel Distribución submitted its discrepancies to the Technical Report.

The Chilean Department of Energy published Decree No. 13T in the Official Gazette on July 24, 2018. This decree established prices for Non-Consistent Services in Energy Supplies associated with electricity distribution. These prices have been in force since the publication of the aforementioned decree and they are in effect to date.

c.3 Subtransmission Tariff Setting

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

Notwithstanding, in accordance with Article No. 11 of the transitory provisions of Law No. 20,936/2016, the effective date under Decree No. 14 of 2012, was extended to December 31, 2017.

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

On February 10, 2017, the CNE issued Exempted Resolution No. 83, which contained the “Preliminary Technical Report on Determination of the Annual Value of the Zonal Transmission and Dedicated Transmission Systems for the 2018-2019 period”. Enel Distribución, made comments to the report, and the final technical report was issued on March 28, 2017. Following the process steps, Enel Distribución Chile communicated its discrepancies with the final technical report. On May 19, 2017, it was carried out a Public Hearing at which Enel Distribución and other interested parties presented their discrepancies to an Expert Panel.

The Chilean Department of Energy published Decree No. 6T on October 5, 2018. This decree set annual value per tranche of the zonal and dedicated transmission facilities used by users subject to price regulation, their tariffs and indexation formulas for the two-year period 2018-2019.

c.4 Transmission Tariff Setting 2020-2023

In the framework of the process of Transmission Tariff Setting 2020-2023, the processes of Qualification of Facilities of the Transmission Systems, Setting of Useful Life of the Transmission Facilities and definition of the Technical and Administrative Bases for the Study of Valuation of Transmission Facilities are in progress.

In this context, for the purposes of the Qualification Process of Transmission System Facilities for the period 2020-2023, the Regulator, by means of CNE Exempt Resolution No. 771 (December 29, 2017), issued the preliminary technical report defining which transmission facilities correspond to each segment (National, Zonal and Dedicated). The persons concerned (duly registered in the citizen participation register) made observations on this report during the first days of January 2018. Subsequently, the CNE issued the Final Technical Report by means of Exempt Resolution No. 123 dated February 13, 2018. Following the stages established by the regulations, the persons concerned will submit their discrepancies before the Panel of Experts at a public hearing.

In this process, within the framework of the analysis and study of the discrepancies presented, the Panel of Experts requested additional information from the CNE. As a result of this request, the CNE identified inconsistencies in the application of the methodology for the qualification of facilities. Therefore, it started an administrative procedure of invalidation of said process. In this context, on September 4, 2018, the CNE published Exempt Resolution No. 613, by means of which it invalidated the steps already carried out in the referred process, referring it rather to the publication of the preliminary technical report. Thus, on October 5, 2018, CNE published a new Preliminary Technical Report by means of Exempt Resolution No. 673, which received the observations of the persons concerned registered in the process. Subsequently, on November 21, 2018, the CNE by means of Exempt Resolution No. 761 issued the Final Technical Report on Facilities Qualification of the Transmission Systems for the period 2020-2023. Following the stages of the process, the persons concerned may submit their discrepancies before Panel of Experts.

Also, for the purposes of the process of Setting of Useful Life of the Transmission Facilities, the CNE by means of Exempt Resolution No. 212 of March 15, 2018, issued a Preliminary Report. The persons concerned (duly registered in the citizen participation register) sent the relevant observations and participated in the discrepancy process before the Panel of Experts. On June 5, 2018, the CNE approved the Final Technical Report that determines Useful Lives, by means of Exempt Resolution No. 412.

Finally, for the purposes of the definition of the Technical and Administrative Bases for the Study of Valuation of Transmission Facilities, the CNE published the Technical and Administrative Preliminary Bases by means of Exempt Resolution No. 769 (December 29, 2017). Said document, in general terms, regulates the contracting process of the tariff study and defines the rules for carrying out the tariff study of the entire transmission, defining the tender for two studies: one for National facilities and another for Zonal and Dedicated facilities. In accordance with the stages included in the Law, the persons concerned (duly registered in the citizen participation register) made observations on this document during the first days of January 2018. Subsequently, the CNE issued the Final Technical Report by means of Exempt Resolution No. 124 dated February 13, 2018. Following the stages established by the regulations, the persons concerned submitted their discrepancies before the Panel of Experts at a public hearing. The formalization of the Final Bases is subject to the completion of the aforementioned Facilities Qualification process.

c.5  Energy Tenders

Under the new law for energy tenders, three bidding processes have been carried out: Supply Bidding No. 2015/01, Supply Bidding No. 2015/02 and Supply Tender 2017/01

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1.2 GWh per year (100%) at a weighted average price of US$ 79.3 per MWh.

Supply Bidding No. 2015/01 was launched in May 2015 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12.4 GWh (100%) to 84 companies at a weighted average price of US$ 47.6 per MWh.

Enel Generación Chile was awarded with 5.9 TWh / year, which represents 47.6% of the total energy awarded.

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

5.    NON-CURRENT ASSETS OR DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE.

i.   Electrogas S.A.

On December 16, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee Electrogas S.A., representing a 42.5% ownership interest, to Aerio Chile SpA (“Aerio Chile”) which is an indirectly wholly-owned subsidiary of REN — Redes Energéticas Nacionais, S.G.P.S., S.A., under which Enel Generación Chile sold all its shares in Electrogas S.A., representing 42.5% of the capital of said company. The total price was US$180 million, which was paid on the closing date of the referred transaction. Finally, the amount collected was ThCh$115,582,806 and originated a pre-tax gain of ThCh $ 105,311,912 (see Notes 8.d and 30, respectively).

Electrogas S.A. is a private corporation whose purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

6.    BUSINESS COMBINATIONS UNDER COMMON CONTROL.

Corporate restructuring project

Considering the high priority given to renewable energies in the Open Power strategy, and with the purpose of consolidating a vehicle that maximizes this strategy, on August 25, 2017 Enel Chile proposed for the consideration of Enel S.p.A., a corporate restructuring (hereinafter “the Restructuring of Renewable Assets”) which consisted of integrating the renewable energy assets in Chile maintained by Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile, which in turn controlled the conventional power generation assets belonging to Enel Generación Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets belonging to Enel Distribución Chile S.A..

Enel Chile and Enel Generación Chile are entities registered with the Financial Market Commission of Chile and have American Depository Receipts (“ADS”) traded on the New York Stock Exchange, and are therefore also subject to regulation by the Securities and Exchange Commission of the United States of America.

EGPL was an indirect subsidiary of Enel S.p.A., actually controlled by Enel Green Power SpA. (“EGP”).

The Reorganization involved two principal phases, each of which was conditional on the implementation of the other, as follows:

i)                Public tender offer

Enel Chile presented a public tender offer (the “Tender Offer”) for all of the shares (including in the form of American Depositary Shares (“ADSs”)) of its subsidiary Enel Generación Chile held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer consideration was paid in cash, subject to the condition that tendering Enel Generación Chile shareholders agreed to use Ch$236 of the Ch$590 cash tender offer consideration for each Enel Generación Chile share and Ch$7,080 of the Ch$17,700 cash tender offer consideration for each Enel Generación Chile ADS to subscribe for shares of Enel Chile common stock at a subscription price of Ch$82 per Enel Chile share (or Ch$4,100 per Enel Chile ADS) (the “Share/ADS Subscription Condition”).

ii)            Capital increase

Enel Chile undertook a capital increase to make available a sufficient number of shares of Enel Chile common stock to deliver to tendering holders of Enel Generación Chile shares and ADSs to satisfy the Share/ADS Subscription Condition.

In connection with the capital increase, in accordance with Chilean law, Enel Chile made a preemptive rights offering, in which shareholders or third parties could exercise their subscription rights and pay Ch$82 per share subscribed for Enel Generación Chile shares and ADSs.

iii)        Merger

After the Tender Offer was declared successful, EGPL merged with Enel Chile (the “Merger”). Consequently, the renewable assets held by EGPL were integrated into Enel Chile.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization, subject to compliance with the conditions established for the Public Offering, Capital Increase and Merger. The Board also approved the capital increase of Enel Chile in the amount of Ch$1,891,727,278,668, through the issuance of 23,069,844,862 new common shares, all of the same series and without par value, at the price and other conditions approved by the Board.

Finally, on March 25, 2018, the amendments to Enel Chile’s by-laws were approved to reflect the merger, capital increase and expansion of Enel Chile’s corporate purpose, among other provisions. The preemptive rights offering took place between February 16 and March 22, 2018; the shares were subscribed between February 15 and March 16, 2018 to cover the capital increase; and the Reorganization (including the Merger) was completed and became effective as of April 2, 2018 and resulted in an increase of Enel Chile’s ownership in Enel Generación Chile from 59.98% to 93.55% and the merger of Enel Chile with EGPL effective as from this date, a process whereby Enel S.p.A. increased its total interest in Enel Chile to 61.93%.

Since the date of acquisition, EGP Chile Group has contributed revenue of ThCh$52.892.734 and pretax income of ThCh$30.471.438  to the profit and loss of Enel Chile for the period ended December 31, 2018. If the acquisition had occurred on January 1, 2018, it is estimated that the consolidated revenue for the year ended December 31, 2018 would have increased by ThCh$71.072.559 and the consolidated gain before tax would have increased by ThCh$43.360.620.

Carrying amount of the assets and liabilities of EGPL at merger date:

Identifiable net assets acquired	ThCh$
Cash and cash equivalents	12,173,982
Other current financial assets	8,460
Other current non-financial assets	3,832,583
Trade and other current receivables	27,414,273
Current accounts receivables to related parties	73,749,131
Inventories	2,851,171
Current tax assets	2,750,250
Other non-current financial assets	5,685,422
Other non-current non-financial assets	262,878
Trade and other non-current receivables	43,829,961
Intangible assets other than goodwill	41,786,159
Goodwill	6,652,935
Property, plant and equipment	1,365,850,084
Deferred tax assets	21,246,605
Other current financial liabilities	(62,444,763)
Trade and other current payables	(49,109,886)
Current accounts payable to related parties	(33,381,911)
Current tax liabilities	(347,483)
Other non-current financial liabilities	(259,856,654)
Non-current accounts payable to related parties	(396,081,972)
Other non-current provision	(9,169,918)
Deferred tax liabilities	(58,067,689)
Provisions for non-current employee benefits	(603,109)

Net identifiable assets acquired	739,030,509

7.    ARGENTINA’S HYPERINFLATIONARY ECONOMY.

Since July 2018, Argentina’s economy is considered hyper-inflationary under the provisions of IAS 29 - Financial Reporting in Hyperinflationary Economies. A number of qualitative and quantitative criteria led to this qualification; chief among them is the cumulative inflation rate over three years exceeding 100%.

In accordance with the provisions of IAS 29, the financial statements of the companies in Argentina in which Enel Chile has an interest have been retrospectively restated by applying a general price index to the historical cost, in order to reflect changes in the purchasing power of the Argentine currency as of the closing date of these financial statements.

Considering that Enel Chile’s functional and presentation currency is not that of a hyper-inflationary economy, according to the guidelines of IAS 29, the restatement of comparative periods is not required in the Group’s consolidated financial statements.

The general price indices used at the close of the reporting periods are as follows:

General price index
From January 2015 to December 2017	85.52%
From January to December 2018	47.83%

The following is a summary of the effect in the Consolidated Statements of Comprehensive Income of Enel Chile:

Balances as of
12/31/2018
Result due to Hyperinflation	ThCh$
Intangible assets other than goodwill	180
Property, plant and equipment	1,035,084
Equity	(3,743,959)
Other Services Provision	(1,189,452)
Other Variable Provisioning and Services	21,503
Employee benefits expenses	143,148
Other Fixed Operating Expenses	147,975
Financial income	(268,511)
Financial costs	67,707

Result due to Hyperinflation *	(3,786,325)

(*) Corresponds to the financial effect derived from the application of IAS 29 Financial Information in Hyperinflationary Economies, which is derived from the results arising from the net position of monetary assets and liabilities. This result is determined through the restatement of non-monetary assets and liabilities, as well as those income statements that are not determined from an updated base (see Note 34).

The cumulative effects of adoption IAS 29 as of January 1, 2018 on the financial statements of Enel Chile’s Argentine subsidiary was a credit of ThCh$664,470, net of tax, and was recognized as an adjustment to beginning retained earnings. (See Note 2.7.4).

8.    CASH AND CASH EQUIVALENTS.

a)    The detail of cash and cash equivalents as of December 31, 2018 and 2017, is as follows:

	As of December 31,
	2018	2017
Cash and Cash Equivalents	ThCh$	ThCh$
Cash balances	44,326	53,875
Bank balances	98,395,997	35,208,300
Time deposits	5,782,252	11,155,249
Other fixed-income instruments	140,949,349	373,038,602
Total	245,171,924	419,456,026

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income instruments, are mainly comprised of repurchase agreements maturing in 90 days or less from the date of investment. There are no restrictions for significants amounts of cash availability.

b)    The detail of cash and cash equivalents by currency is as follows:

	As of December 31,
	2018	2017
Currency	ThCh$	ThCh$
Chilean peso	222,434,412	399,164,753
Argentine peso	6,057,793	6,263,344
Euros	103,847	11,594
U.S. dollar	16,575,872	14,016,335
Total	245,171,924	419,456,026

c)    No payments have been made to obtain control of consolidated entities as of December 31, 2018 and 2017.

d)    The following tables sets forth cash and cash equivalents that have been received from the sale of shares of associates during the years ended December 31, 2018, 2017 and 2016:

	2018	2017 (*)	2016 (**)
Loss of control at Associates	ThCh$	ThCh$	ThCh$
Amounts received for the sale of Associates (*)	—	115,582,806	132,820,800
Total	—	115,582,806	132,820,800

(*)    See Note 5.

(**)  See Note 15.1.c.

e)    Reconciliation of liabilities arising from financing activities:

		Financing Cash Flows						Non-Cash Changes
Liabilities arising	Balance as of 1-1-2018 (1)	From	Used	Interest paid	Total	Acquisition of subsidiaries	Changes in fair value	Foreign exchange differences	Financial costs (2)	Other changes	Balance as of 12-31-2018 (1)
from financing activities	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 21.1)	122	940,414,450	(812,568,125)	(22,902,945)	104,943,380	322,301,558	—	51,622,432	27,929,781	5,750,445	512,547,718
Unsecured obligations (Note 21.1)	763,579,584	625,368,154	(5,654,112)	(59,362,432)	560,351,610	—	—	128,056,234	64,400,703	(11,106,048)	1,505,282,083
Finance leases (Note 21.1)	14,608,914	—	(1,889,685)	(739,070)	(2,628,755)	—	—	1,757,221	739,070	—	14,476,450
Other liabilities (Note 18.1)	—	—	(1,303,692)		(1,303,692)			52,972		1,250,720	—
Financial derivatives for hedging (Note 9 y 21)	(29,478,642)	—	—	(3,496,889)	(3,496,889)	(5,495,214)	48,389,489	32,202,403	3,569,025	(5,078,247)	40,611,925
Loans to related parties (Nota 12.1.b)	—	—	—	(30,039,555)	(30,039,555)	398,462,271	—	51,063,262	29,906,460	(2,074,657)	447,317,781
Other obligations	—	—	(23,307,842)	—	(23,307,842)	—	—	—	23,307,842	—	—
Total	748,709,978	1,565,782,604	(844,723,456)	(116,540,891)	604,518,257	715,268,615	48,389,489	264,754,524	149,852,881	(11,257,787)	2,520,235,957

		Financing Cash Flows						Non-Cash Changes
Liabilities arising	Balance as of 1-1-2017 (1)	From	Used	Interest paid	Total	Acquisition of subsidiaries	Changes in fair value	Foreign exchange differences	Financial costs (2)	Other changes	Balance as of 12-31-2017 (1)
from financing activities	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 21.1)	4,274	—	(4,156)	(12,581)	(16,737)	—	—	—	12,585	—	122
Unsecured obligations (Note 21.1)	802,306,160	—	(5,530,327)	(43,514,578)	(49,044,905)	—	—	(33,226,098)	43,544,427	—	763,579,584
Finance leases (Note 21.1)	17,749,647	—	(2,592,236)	—	(2,592,236)	—	—	(1,359,668)	811,171	—	14,608,914
Financial derivatives for hedging (Note 9 y 21)	23,640,892	—	(3,543,399)	—	(3,543,399)	—	(25,059,561)	(23,488,917)	3,473,938	(4,501,595)	(29,478,642)
Loans to related parties (Nota 12.1.b)	—	150,000,000	(150,000,000)	(289,800)	(289,800)	—	—	—	289,800	—	—
Other obligations	—	—	(1,305,389)	—	(1,305,389)	—	—	—	1,305,389	—	—
Total	843,700,973	150,000,000	(162,975,507)	(43,816,959)	(56,792,466)	—	(25,059,561)	(58,074,683)	49,437,310	(4,501,595)	748,709,978

(1)              Balance corresponds to current and non-current portion.

(2)              Other changes include interest accruals

9.    OTHER FINANCIAL ASSETS.

The detail of other financial assets as of December 31, 2018 and 2017 is as follows:

	Current		Non-current
	12-31-2018	12-31-2017	12-31-2018	12-31-2017
Other Financial Assets	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value with changes in results	90,839	—	—	33,158
Financial assets at fair value with change in other comprehensive income	269,031	—	2,352,894	2,595,343
Financial assets held to maturity	880,268	185,913	689,146	—
Hedging derivatives	39,022,012	20,038,433	4,191,543	30,789,703
Non-Hedging derivatives	41,023	402,716	36,086	—
Total	40,303,173	20,627,062	7,269,669	33,418,204

10.       OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)             Other non-financial assets

Details of other non-financial assets as of December 31, 2018 and 2017 are as follows:

	Currrent		Non-Current
	12-31-18	12-31-17	12-31-18	12-31-17
Other non-financial assets	ThCh$	ThCh$	ThCh$	ThCh$
VAT Tax Credit and Other Taxes	11,281,502	12,727,682	29,198,027	—
Prepaid expenses	4,711,173	2,867,826	—	—
Guarantee deposit	—	—	1,902,479	2,165,040
PPM water rights	—	—	6,544,100	5,300,052
Spare parts with consumption schedule over 12 months	—	—	4,324,153	5,444,789
Other	6,413,413	3,190,383	2,639,253	903,258
Total	22,406,088	18,785,891	44,608,012	13,813,139

b)                   Other non-financial liabilities

Details of other non-financial liabilities as of December 31, 2018 and 2017 are as follows:

	Currrent		Non-Current
	12-31-18	12-31-17	12-31-18	12-31-17
Other non-financial liabilities	ThCh$	ThCh$	ThCh$	ThCh$
VAT and Other Taxes due	56,341,865	31,669,402	—	—
Tax Due for payment realted to Central Eólica Canela S.A.	—	6,795,376	—	—
Reimbursable financial contributions	—	—	226,653	309,776
Splices	10,456,081	7,884,841	—	—
Transfer of networks	1,786,635	1,811,479	—	—
Products and services	1,502,411	937,259	—	—
Other	1,221,990	647,673	—	—
Total	71,308,982	49,746,030	226,653	309,776

11.    TRADE AND OTHER RECEIVABLES.

a)             The detail of trade and other receivables as of December 31, 2018 and 2017, is as follows:

	As of December 31,
	2018		2017
	Current	Non-current	Current	Non-current
Trade and Other Receivables, Gross	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	527,649,947	60,527,843	463,626,345	36,182,399
Trade receivables, gross (2)	457,053,617	2,046,845	415,039,522	1,917,828
Other receivables, gross (1)	70,596,330	58,480,998	48,586,823	34,264,571

	As of December 31,
	2018		2017
	Current	Non-current	Current	Non-current
Trade and Other Receivables, Net	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	478,170,067	60,527,843	406,968,537	36,182,399
Trade and other receivables, net (2)	417,927,182	2,046,845	380,379,326	1,917,828
Other receivables, net (1)	60,242,885	58,480,998	26,589,211	34,264,571

(1)         This includes, as of December 31, 2018, recoveries from insurance companies for claims of ThCh$18,805,057 (ThCh$1,048,903 as of December 31, 2017), accounts receivable from employees of ThCh$11,663,906 (ThCh$9,709,051 as of December 31, 2017), advances to suppliers and creditors of ThCh$19,639,578 (ThCh$5,360,307 as of December 31, 2017), leasing debtors of ThCh$61,753,441 (ThCh$34,550,131 as of December 31, 2017) and others of ThCh$6,861,901 (ThCh$10,185,390).

(2)         There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers with sales representing 10% or more of its total consolidated revenues for the years ended December 31, 2018 and 2017. Refer to Note 12.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)             Lease receivables

As of December 31, 2018 and 2017, the present value of minimum lease payments receivable is as follows:

	12-31-2018			12-31-2017
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	8,033,838	1,932,026	6,101,812	4,380,499	944,578	3,435,921
From one to five years	32,135,353	5,678,839	26,456,514	17,521,998	3,617,167	13,904,831
More than five years	31,861,803	2,666,687	29,195,116	18,127,398	918,019	17,209,379
Total	72,030,994	10,277,552	61,753,442	40,029,895	5,479,764	34,550,131

Lease arrangements are related to public lightning developments mainly to municipalities.

c)              As of December 31, 2018 and 2017, the balance of past due but not impaired trade receivables is as follows

	As of December 31,
	2018	2017
Trade Receivables Past Due But Not Impaired (*)	ThCh$	ThCh$
Less than three months	37,711,262	54,488,473
Between three and six months	3,916,489	9,008,195
Between six and twelve months	5,312,988	7,123,391
More than twelve months	11,328,175	16,067,867
Total	58,268,914	86,687,926

(*) These balances correspond to non-impaired past due accounts and the portion does not affect the provision of other accounts due receivable.

d)             The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and
Non-current
Trade Receivables Past Due and Impaired	ThCh$
Balance at December 31, 2016	39,461,880
Increases (decreases) for the year (*)	7,937,817
Amounts written off	(3,525,638)
Balance at December 31, 2017	43,874,059
Initial balance adjustment for IFRS 9	4,673,467
Increases (decreases) for the year (*)	4,777,708
Amounts written off	(3,863,702)
Other movements	18,348
Balance at December 31, 2018	49,479,880

(*)   See Note 31 for impairment of financial assets.

Write-offs for past due receivables

Past due receivables are written off once all collection procedures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year. In our distribution business the process takes at least twenty four months. Overall, the risk of writing off our trade receivables is limited (See Notes 3.g.3 and 22.5)

e)              Additional information:

•                  Additional statistical information required under Official Bulletin 715 of the CMF, of February 3, 2012 (XBRL Taxonomy). See Appendix 2.

•                  Supplementary information on trade receivables. See Appendix 2.1.

12.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES.

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

The controlling shareholder of the Company is the Italian corporation Enel S.p.A..

12.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Group and its non-consolidated related companies are as follows:

a)    Receivables from related parties

							Current		Non-current
Taxpayer ID							12-31-2018	12-31-2017	12-31-2018	12-31-2017
Number	Company	Country	Relationship	Currency	Description of transaction	Term of transaction	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa España	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	70,371	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	27,023	13,077	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	1,031,125	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	79,217	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	86,089	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associate	CH$	Gas Purchase	Less than 90 days	14,666,414	18,793,098	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associate	CH$	Dividends	Less than 90 days	788,336	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	41,820	36,067	—	—
Foreign	Enel Italia SrL.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	295,892	8,144	—	—
Foreign	Enel Italia SrL.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	—	290,838	—	—
Foreign	Enel Global Trading S.p.A. IT	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	44,675	8,511	—	—
Foreign	Enel Global Trading S.p.A. IT	Italy	Common Immediate Parent	Euros	Gas sales	Less than 90 days	18,565,698	21,484,590	—	—
Foreign	Enel Global Trading S.p.A. IT	Italy	Common Immediate Parent	Euros	Commodity derivatives	Less than 90 days	3,671,446	20,751,714	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	16,994	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	134	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	49,677	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	50,594	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	35,572	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	19,877	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	41,487	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	425	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	54,638	—	—
Foreign	Enel S.p.A.	Italy	Parent	CH$	Other services	Less than 90 days	—	157,701	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	415,200	215,289	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	75,956	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	49,677	—	—
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	28,835	—	—
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	3,443	—	—
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	310,179	—	—
96.920.110-0	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	162,594	—	—
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	CH$	Other services	Less than 90 days	281,002	47,998	—	—
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	Euros	Other services	Less than 90 days		116,436	—	—
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	US$	Other services	Less than 90 days	173,300	2,068,594	—	—
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	—	432,233	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	US$	Other services	Less than 90 days	703,368	—	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	$ Col	Other services	Less than 90 days	—	13,746	—	—
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	CH$	Other services	Less than 90 days	—	791,622	—	—
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	Euros	Other services	Less than 90 days	—	29,221	—	—
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	US$	Other services	Less than 90 days	427,882	—	—	—
Foreign	Enel Generación Perú S.A.	Perú	Common Immediate Parent	CH$	Other services	Less than 90 days	—	15,192	—	—
Foreign	Enel Generación Perú S.A.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	973,873	758,841	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	107,071	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	4,197,951	1,487,709	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	54,949	—	—
Foreign	Enel Green Power Colombia SAS	Colombia	Common Immediate Parent	US$	Other services	Less than 90 days	419,032	46,557	—	—
Foreign	Enel Generación Piura S.A.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	89,545	165,875	—	—
Foreign	Chinango S.A.C.	Perú	Common Immediate Parent	CH$	Other services	Less than 90 days	—	17,410	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	262,694	—	—
Foreign	Enel Green Power Spa IT	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	2,405,958	—	—	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	—	82,830	—	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	—	10,096	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Common Immediate Parent	CH$	Other services	Less than 90 days	354,283	354,283	—	—
Foreign	Enel Green Power Mexico	México	Common Immediate Parent	US$	Other services	Less than 90 days	98,519	152,495	—	—
Foreign	Enel Green Power Perú	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	1,959,124	177,478	—	—
Foreign	Enel Green Power Brasil	Brasil	Common Immediate Parent	US$	Other services	Less than 90 days	—	37,936	—	—
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	México	Common Immediate Parent	US$	Other services	Less than 90 days	52,241	—	—	—
Foreign	Proyectos y Soluciones Renovables S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	29,054	—	—	—
Foreign	Enel Generacion Costanera S.A.	Argentina	Common Immediate Parent	US$	Other services	Less than 90 days	32,264	—	—	—
Foreign	Enel Generacion El Chocon S.A.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	13,367	—	—	—
Foreign	Enel Green Power Brasil Participacoes LTDA.	Brasil	Common Immediate Parent	US$	Other services	Less than 90 days	52,215	9,188	—	—
Foreign	Enel Green Power Brasil Participacoes LTDA.	Brasil	Common Immediate Parent	Real	Other services	Less than 90 days	23,329	—	—	—
Foreign	Enel Finance International NV (*)	Holanda	Common Immediate Parent	US$	Loan	Less than 90 days	1,008,208	—	—	—
Foreign	Enel Power Argentina	Argentina	Common Immediate Parent	US$	Other services	Less than 90 days	276,607	—	—	—
Foreign	Energetica Monzon S.A.C.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	601,512	—	—	—
Foreign	Enel Green Power RSA (PTY) LTD	South Africa	Common Immediate Parent	US$	Other services	Less than 90 days	466,281	—	—	—
Foreign	Enel Green Power North America Inc	United States	Common Immediate Parent	US$	Other services	Less than 90 days	57,761	—	—	—
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	23,077	796,750	—	—
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	US$	Other services	Less than 90 days	464,846	—	—	—
76.201.136-0	Energía y Servicios South America Spa	Chile	Common Immediate Parent	CH$	Mercantile Current Account	Less than 90 days	166,870	—	—	—
76.201.136-0	Energía y Servicios South America Spa	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	142,847	—	—	—
Foreign	Enel X SLR	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	14,233	—	—	—
Foreign	ENEL MAP	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	10,365	—	—	—
76.091.585-5	Aysén Energìa	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	14,286	—	—	—
76.041.891-9	Aysén Transmisiòn	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	14,285	—	—	—
						Total	54,171,060	71,856,046	—	—

b)    Accounts payable to related parties

							Current		Non-current
Taxpayer ID							12-31-2018	12-31-2017	12-31-2018	12-31-2017
Number	Company	Country	Relationship	Currency	Description of transaction	Terms of transaction	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa España	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	159,940	277,868	—	—
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	US$	Other services	Less than 90 days	74,949	77,680	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	Other services	Less than 90 days	77,624	—	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	AR$	Other services	Less than 90 days	—	74,740	—	—
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	Col$	Other services	Less than 90 days	4,723	4,551	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	1,461,815	4,650	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	1,987	912,731	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Common Immediate Parent	US$	Other services	Less than 90 days	2,291	—	—	—
Foreign	Enel Distribución Perú S.A.	Perú	Common Immediate Parent	CH$	Other services	Less than 90 days	—	2,110	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	—	3,175,956	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	71,648	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associate	US$	Gas Purchase	Less than 90 days	5,935,652	8,100,426	—	—
76.418.940-k	GNL Chile S.A.	Chile	Associate	CH$	Other services	Less than 90 days	12,389	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	—	22,257	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	702,702	214,667	—	—
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Euros	Other services	Less than 90 days	—	749,834	—	—
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	CH$	Other services	Less than 90 days	—	35	—	—
Foreign	Enel Iberia SRL	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	35	—	—	—
Foreign	Enel Iberia SRL	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	820,642	—	—	—
Foreign	E-Distribuzione Spa	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	336,814	3,187,971	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	7,482,038	10,501,963	—	318,518
Foreign	Enel Energía	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	452,289	348,370	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	—	371,339	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	64,484	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	CH$	Tolls	Less than 90 days	13,887	72,965	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	CH$	Energy purchase	Less than 90 days	—	70,984	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	—	65,829	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	258	—	—
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	217,859	—	—	—
Foreign	Enel Global Trading S.p.A. IT	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	2,258,059	924,051	—	—
Foreign	Enel Global Trading S.p.A. IT	Italy	Common Immediate Parent	Euros	Commodity derivatives	Less than 90 days	9,849,260	4,184,469	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	—	2,105,042	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	484	—	—
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	—	10,323,531	—	—
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	CH$	Tolls	Less than 90 days	—	853	—	—
96.920.110-0	Enel Green Power Chile Ltda.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	—	90,134	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	—	77,415	—	—
Foreign	Enel S.p.A.	Italy	Parent	CH$	Dividens	Less than 90 days	67,197,814	63,543,371	—	—
Foreign	Enel S.p.A.	Italy	Parent	Euros	Other services	Less than 90 days	5,866,256	1,583,058	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	CH$	Energy purchase	Less than 90 days	—	1,261,153	—	—
Foreign	Enel Italia SrL.	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	4,591,580	—	—
Foreign	Enel Italia SrL.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	12,186,715	2,089,122	—	—
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	US$	Other services	Less than 90 days	—	7,936	—	—
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	US$	Other services	Less than 90 days	13,579	—	—	—
Foreign	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	2,199,811	—	—	—
Foreign	ENEL MAP	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	1,235,525	—	—	—
Foreign	Enel Green Power Spa IT	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	30,353,425	—	—	—
Foreign	Enel Green Power North America Inc	United States	Common Immediate Parent	US$	Other services	Less than 90 days	149,591	—	—	—
Foreign	Enel Finance International NV	Holland	Common Immediate Parent	US$	Loan	Less than 90 days	123,979	—	447,193,802	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	—	457,457	—	—
76.201.136-0	Energía y Servicios South America Spa	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	370,028	—	—	—
Foreign	Enel X SLR	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	40,656	—	—	—
Foreign	Cesi S.p.A.	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	458,228	—	—	—
Foreign	Tecnatom SA	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	102,962	—	—	—
Foreign	Enel Green Power Spa GLO	Italy	Common Immediate Parent	Euros	Other services	Less than 90 days	7,772,801	—	—
						Total	157,936,325	119,612,972	447,193,802	318,518

(*)See section d) below.

c)              Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					For the years ended December 31,
					2018	2017	2016
Taxpayer ID Number	Company	Country	Relationship	Description of transaction	ThCh$	ThCh$	ThCh$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Gas Sales	—	10,394,146	18,655,911
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Fuel consumption	—	—	(134,393)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other fixed operating expenses	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	—	—	(54,818,466)
Foreign	Endesa Generación	Spain	Common Immediate Parent	Other fixed operating expenses	(158,128)	—	—
Foreign	Enel Perú S.A.C.	Perú	Common Immediate Parent	Other services rendered	8,832	7,405	68,066
Foreign	Enel Perú S.A.C.	Perú	Common Immediate Parent	Financial expense	—	(181)	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Financial expense	—	(289,800)	(1,933,040)
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Financial income	—	144,404	540,259
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Other services rendered	5,071,453	4,737,522	4,822,344
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Other variable expenses	—	—	(352)
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Other operating income	—	—	182,091
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	—	—	(1,546,751)
Foreign	Codensa	Colombia	Common Immediate Parent	Other operating income	—	—	(709)
Foreign	Codensa	Colombia	Common Immediate Parent	Other services rendered	441,519	399,432	141,664
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	Other fixed operating expenses	—	—	(35,949)
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	Other services rendered	—	—	2,044,935
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	Financial income	(55)	—	—
Foreign	Enel Brasil S.A.	Brasil	Common Immediate Parent	Other fixed operating expenses	(207,967)	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associate	Gas consumption	(81,890,342)	(146,507,390)	(102,686,858)
76.418.940-K	GNL Chile S.A.	Chile	Associate	Gas transportation	(49,631,647)	(47,656,002)	(40,494,275)
76.418.940-K	GNL Chile S.A.	Chile	Associate	Other services rendered	(71,770)	85,274	82,762
76.788.080-4	GNLQuintero S.A	Chile	Associate	Other operating income	—	—	(1,539)
76.788.080-4	GNLQuintero S.A	Chile	Associate	Energy sales	—	—	1,912,448
76.788.080-4	GNLQuintero S.A	Chile	Associate	Electricity tolls	—	—	79,203
76.788.080-4	GNLQuintero S.A	Chile	Associate	Other services rendered	—	—	960,390
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(1,954,523)	(11,758,824)	(8,803,274)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Electricity tolls	(8,973)	(254,065)	(235,950)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Other services rendered	142,757	415,162	281,190
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	18,201	1,242,092	116,726
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	Other services rendered	424,664	409,823	398,957
Foreign	Enel Distribución Perú S.A.	Perú	Common Immediate Parent	Other services rendered	—	176,867	70,415
Foreign	Enel Iberoamérica S.R.L	Spain	Parent	Other services rendered	—	(6,085)	—
96.806.130-5	Electrogas S.A.	Chile	Associate	Gas tolls	—	(251,099)	(2,750,858)
96.806.130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	—	(25,025)	(717,599)
Foreign	Emgesa S.A. E.S.P.	Colombia	Common Immediate Parent	Otros ingresos de explotación	622,686	1,866	(2,645)
Foreign	Enel Argentina S.A	Argentina	Common Immediate Parent	Other fixed operating expenses	—	—	(970)
Foreign	Enel Generación Perú S.A.	Perú	Common Immediate Parent	Other services rendered	—	—	(96,109)
Foreign	Enel Generación Perú S.A.	Perú	Common Immediate Parent	Other services income	1,139,809	745,818	—
Foreign	Enel Generación Perú S.A.	Perú	Common Immediate Parent	Financial expense	—	(349)	—
Foreign	Enel Generación Perú S.A.	Perú	Common Immediate Parent	Other operating income	—	—	(9,253)
Foreign	Enel Generación Piura S.A.	Perú	Common Immediate Parent	Other services rendered	—	98,421	168,961
Foreign	Enel Generación Piura S.A.	Perú	Common Immediate Parent	Other fixed operating expenses	(57,180)	—
Foreign	Enel Generación Piura S.A.	Perú	Common Immediate Parent	Financial expense	(57)	(135)
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	Electricity tolls	(142,469)	(1,383,710)	(1,291,995)
99.573.910-0	Chilectra Inversud S.A	Chile	Common Immediate Parent	Other operating income	—	—	637
76.532.379-7	Chilectra Americas S.A	Chile	Common Immediate Parent	Other services rendered	—	—	289,994
76.536.351-9	Endesa Americas S.A	Chile	Common Immediate Parent	Other services rendered	—	—	1,260,448
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Joint venture	Energy purchases	(100,418)	—
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	—	6,629	425,604
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other fixed operating expenses	(79,327)	—	—
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Financial expense	—	(162,177)	—
Foreign	Compañía Energetica Veracruz S.A.C.	Perú	Common Immediate Parent	Other services rendered	—	283,346	42,890
Foreign	Enel Trade S.p.A	Italia	Common Immediate Parent	Financial expense	(13)	—
Foreign	Enel Trade S.p.A	Italia	Common Immediate Parent	Otros Aprovisionamientos	(1,213,116)	—
Foreign	Enel Trade S.p.A	Italia	Common Immediate Parent	Derivados de commodities	10,565,377	19,941,617
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy purchases	(1,052,840)	(4,306,145)	(3,674,821)
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Electricity tolls	63,155	(212,402)	(188,859)
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Other services rendered	14,129	40,643	152,419
76.321.458-3	Sociedad Almeyda Solar Spa	Chile	Common Immediate Parent	Energy sales	(4,325)	344,090	64,174
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy purchases	(3,349,525)	(16,630,422)	(11,992,799)
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Other services rendered	35,317	101,595	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Chile	Common Immediate Parent	Energy sales	(63,086)	144,589	558,966
Foreign	Enel S.p.A.	Italia	Parent	Other fixed operating expenses	(1,082,418)	(658,611)	(34,700)
Foreign	Enel S.p.A.	Italia	Parent	financial expense	(1,057,535)	—	—
Foreign	Enel Italia Servizi	Chile	Common Immediate Parent	Other fixed operating expenses	—	(2,230,668)	(1,547,695)
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	Energy purchases	(30,205,373)	(104,865,684)	(34,952,571)
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	Energy sales	25,918	528,740	48,322
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	Electricity tolls	3,531	3,730	(2,323)
76.412.562-2	Enel Green Power del Sur SPA	Chile	Common Immediate Parent	Other services rendered	220,518	634,361	15
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy purchases	(4,448,833)	(25,959,608)	(22,415,584)
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Electricity tolls	(51)	250	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Other services rendered	38,846	111,748	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Chile	Common Immediate Parent	Energy sales	18,960	109,643	23,932
96.920.110-0	Enel Green Power Chile Ltda	Chile	Common Immediate Parent	Other services rendered	102,298	162,848	34,855
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	Other services rendered	67,919	—	—
Foreign	Enel Produzione	Italia	Common Immediate Parent	Other fixed operating expenses	—	94,045	—
Foreign	Enel Distribuzione	Italia	Common Immediate Parent	Other fixed operating expenses	—	—	(654,622)
Foreign	Enel Ingeneria e Innovazione	Italia	Common Immediate Parent	Other services rendered	—	—	30,806
Foreign	Enel Ingeneria e Innovazione	Italia	Common Immediate Parent	Other fixed operating expenses	—	—	(328,310)
Foreign	Enel Global Trading S.p.A	Italia	Common Immediate Parent	Other operating income	—	—	9,191,693
Foreign	Enel Global Trading S.p.A	Italia	Common Immediate Parent	Other variable expenses	—	—	(2,120,323)
Foreign	E-Distribuzione Spa	Italia	Common Immediate Parent	Other fixed operating expenses	(76,905)	—	—
Foreign	Enel Trading Argentina S.R.L	Argentina	Common Immediate Parent	Other services rendered	—	11,488	—
Foreign	Enel Green Power Italia	Italia	Common Immediate Parent	Other services rendered	—	262,694	—
Foreign	Enel Green Power Perú	Perú	Common Immediate Parent	Other services rendered	258,120	177,478	—
Foreign	Enel Green Power Brasil	Brasil	Common Immediate Parent	Other services rendered	—	37,936	—
Foreign	Enel Green Power Brasil Participacoes Ltda.	Brasil	Common Immediate Parent	Other services rendered	23,828	9,188	—
Foreign	Enel Green Power Mexico	Mexico	Common Immediate Parent	Other services rendered	—	152,495	—
Foreign	Enel Green Power Mexico	Mexico	Common Immediate Parent	Other fixed operating expenses	(53,976)	—	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	Energy purchases	(1,929)	(456)	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	Energy sales	33,607	10,552	—
96.971.330-6	Geotérmica del Norte	Chile	Common Immediate Parent	Other services rendered	—	69,605	—
Foreign	Chinango S.A.C.	Perú	Common Immediate Parent	Other services rendered	39,759	18,516	—
Foreign	Enel Green Power Colombia SAS	Colombia	Common Immediate Parent	Other services rendered	302,992	46,557	—
Foreign	Enel Finance International NV	Holland	Common Immediate Parent	Financial income	570,591	—	—
Foreign	Enel Finance International NV	Holland	Common Immediate Parent	Other financial expense	(23,253,535)	—	—
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	Other services rendered	871	—	—
Foreign	Energetica Monzon S.A.C.	Perú	Common Immediate Parent	Other services rendered	114,660	—	—
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	Other fixed operating expenses	(61,372)	—	—
Foreign	Enel Green Power RSA (PTY) Ltd	South Africa	Common Immediate Parent	Other services rendered	875	—	—
Foreign	Enel Green Power NA, Inc.	United States	Common Immediate Parent	Other services rendered	40,519	—	—
Foreign	Enel Map	Italia	Common Immediate Parent	Other fixed operating expenses	(343,645)	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Energy sales	19,952	128,626	89,710
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Electricity tolls	165	144	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Other services rendered	35,317	101,595	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Chile	Common Immediate Parent	Energy purchases	(214,455)	(539,646)	(370,964)
Foreign	Enel Generacion Costanera S.A.	Argentina	Common Immediate Parent	Other services rendered	28,106	—	—
Foreign	Enel Italia IT	Italia	Common Immediate Parent	Other fixed operating expenses	(4,111,525)	—	—
Foreign	Enel Global Thermal Generation S.r.l.	Italia	Common Immediate Parent	Other fixed operating expenses	(1,845,425)	—	—
99.577.350-3	Empresa Nacional de Geotermia S.A.	Chile	Common Immediate Parent	Energy sales	1,857	—	—
Foreign	Enel Green Power Spa IT	Italia	Common Immediate Parent	Other services rendered	698,380	—	—
Foreign	Enel Green Power Spa IT	Italia	Common Immediate Parent	Other fixed operating expenses	(4,257,363)	—	—
Foreign	Enel Green Power Spa IT	Italia	Common Immediate Parent	Financial expense	(2)		—
Foreign	Enel Iberia SRL	Italia	Common Immediate Parent	Other fixed operating expenses	(29,015)	—	—
Foreign	Enel Generacion El Chocon S.A.	Argentina	Common Immediate Parent	Other services rendered	10,176	—	—
76.201.136-0	Energía y Servicios South America Spa	Chile	Common Immediate Parent	Other services rendered	82,081		—
				Total	(189,741,373)	(321,305,504)	(251,103,769)

Transfers of short-term funds between related companies are structured through current accounts, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

d) Significant transactions

i)           Enel Chile

•      In May 2017, Enel Chile S.A. received short-term loans of ThCh$150,000,000 from Enel Américas S.A., which were fully amortized on May 25, 2017. These loans accrued a TIP rate of interest + 0.05% per month. As of December 31, 2018, there was no outstanding debt between Enel Chile S.A. and Enel Américas S.A.

ii)                  EGP Chile Group

•      On December 31, 2015, Enel Green Power International B.V. (currently Enel Finance International NV) granted Parque Eólico Renaico SpA (currently Enel Green Power del Sur SpA.) a US dollar loan for a committed amount of up to US$650 million equivalent to ThCh$451,600,500, at a variable interest rate of Libor 6M plus a margin of 4.94% per annum, with semi-annual interest payment and maturity on December 31, 2027. The credit agreement allowed Enel Green Power del Sur SpA to make indefinite drafts up to the amount committed until December 31, 2017, defined as the availability period, during which Enel Green Power del Sur SpA paid an annual availability fee equivalent to 35% of the margin on the undrawn amount. The balance of the debt at December 31, 2018 amounts to US$644 million equivalent to ThCh$447,431,880 (US$644 million at December 31, 2017 equivalent to ThCh$395,899,000).

•      On December 20, 2012, Enel Green Power International B.V. (currently Enel Finance International NV) formalized with Enel Latin America Ltda. (currently Enel Green Power Chile) a revolving credit line in U.S. dollars for an amount of up to US$250 million, at a Libor 3M variable interest rate plus a margin of 2.50% per annum, with quarterly interest payment and maturity on December 31, 2013. This contract was renewed annually and increased during 2015 to US$ 800 million and during the first half of 2017, the amount committed was reduced to US$50 million. On March 28, 2018, the margin was reduced to 1.35% per annum. On October 10, 2018, the contract, which did not have associated debts, was terminated early.

•      On February 25, 2011, Enel Green Power International B.V. (currently Enel Finance International NV) formalized with Enel Latin America Ltda. (currently Enel Green Power Chile) a mercantile mandate contract by means of which it could invest the funds and surpluses generated by the latter. The currency used for the movements was the U.S. dollar. This contract established annual extensions, and has been renewed and periodically amended. The conditions in force during 2018 of the contract established a variable interest rate of Libor 1M plus a margin of 0.80% per annum, the balance placed by Enel Green Power Chile at December 31, 2018 amounted to US$1,453 million equivalent to ThCh$1,008,208 (US$78 million at December 31, 2017 equivalent to ThCh$47,950,500). The contract expired on December 31, 2018 and was not renewed. On February 12, 2019 the amount was repaid in full.

12.2 Board of Directors and Key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2018, was elected at the Ordinary Shareholders Meeting held on April 25, 2018. At a Board Meeting held on the same date the current Board Chairman and Secretary were appointed.

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

The compensantion consists of paying to each member of the Board of Director a monthly payment in a part to all and eventual event. The breakdown of this compensation is as follows:

•     UF 216 as a fixed monthly fee in all event; and

•     UF 79.2 as per diem for each Board meeting attended, all with a maximum of sixteen sessions in total, includes ordinary and extraordinary meetings attended in a year.

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

Directors’ Committee:

Each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended as follows:

This compensation is broken down as follows:

•     UF 72 as a fixed monthly fee, and

•     UF 26.4 as per diem for each Board meeting attended, all with a maximum of sixteen sessions in total, whether ordinary or extraordinary, in the corresponding year.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the year ended December 31, 2018 and 2017:

					December 31, 2018
				Enel Chile Board	Board of subsidiaries	Directors’ Committee
Taxpayer ID No.	Name	Position	Period in position	ThCh$	ThCh$	ThCh$
4.975.992-4	Hermán Chadwick Piñera	Chairman	January - December 2018	181,789	—	—
Foreigner	Giulio Fazio	Director	January - December 2018	—	—	—
4.461.192-9	Fernán Gazmuri Plaza	Director	January - December 2018	90,894	—	31,018
4.774.797-K	Pedro Pablo Cabrera Gaete	Director	January - December 2018	90,894	—	31,018
5.672.444-3	Juan Gerardo Jofré Miranda	Director	January - December 2018	90,894	—	31,018
Foreigner	Daniel Caprini (1)	Director	April - December 2018	—	—	—
Foreigner	Salvatore Bernabei	Director	January - December 2018	—	—	—
			Total	454,471	—	93,054

(1)          On April 25, 2018 Mr. Daniel Caprini took over as Director for Mr. Vicenzo Ranieri

				December 31, 2017
				Enel Chile Board	Board of subsidiaries	Directors’ Committee
Taxpayer ID No.	Name	Position	Period in position	ThCh$	ThCh$	ThCh$
4.975.992-4	Hermán Chadwick Piñera	Chairman	January - December 2016	178,065	—	—
Foreigner	Giulio Fazio	Director	January - December 2016	—	—	—
4.461.192-9	Fernán Gazmuri Plaza	Director	January - December 2016	89,032	—	28,504
4.774.797-K	Pedro Pablo Cabrera Gaete	Director	January - December 2016	89,032	—	28,504
5.672.444-3	Juan Gerardo Jofré Miranda	Director	January - December 2016	89,032	—	28,504
Foreigner	Vicenzo Ranieri	Director	January - December 2016	—	—	—
Foreigner	Salvatore Bernabei	Director	January - December 2016	—	—	—
			Total	445,161	—	85,512

c)    Guarantees given by the Company in favor of the directors

No guarantees have been given in favor of the directors.

12.3 Compensation for key management personnel

a)    Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreigner	Palloti Paolo (1)	Chief Executive Officer
Foreigner	De Jesus Marcelo Antonio (2)	Administration, Finance and Control Officer
15.307.846-7	Jose Miranda Montecinos	Communications Officer
13.903.626-3	Liliana Schnaidt Hagedorn (3)	Human Resources and Organization Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board
Foreigner	Raffael Cutrignelli	Internal Audit Officer
11.625.161-2	Pedro Urzúa Frei	Institutional Relations Officer
12.494.825-8	Claudia Navarrete Campos (4)	Planning and control Officer
13.848.428-9	Alison Dunsmore M. (5)	Services Officer
25.566.577-4	Juan Jose Bonilla Andrino	Supply Manager
13.686.119-0	Andres Pinto Bonta	Security manager
23.819.804-6	Antonella Pellegrini	Manager of Sustainability and Community Relations
25.629.782-5	Monica de Martino (5)	Regulation Officer
10.761.436-2	Barrios Ramon Angel	ICT Officer

(1)         On September 27, 2018, Mr. Nicola Cotugno resigned as Chief Executive Officer of the Company, but stayed in office until the September 30. On the same date, September 27, 2018, the Board of Directors of Enel Chile appointed Mr. Paolo Pallotti as the new Chief Executive Officer of Enel Chile, effective October 1, 2018.

(2)         On September 27, 2018, Mr. Raffaele Grandi resigned as Administration, Finance and Control Manager, effective November 1, 2018. On the same date, September 27, 2018, the Board of Directors of Enel Chile appointed Marcelo Antonio de Jesus as the new Administration, Finance and Control Manager, on November 1, 2018.

(3)         On February 1, 2018, Mrs. Liliana Schnaidt H. was appointed as Human Resources and Organization Manager replacing Mr. Alain Rosolino.

(4)         On August 1, 2018, Ms. Claudia Navarrete C. was appointed as Planning and Control Manager, replacing Mr. Bruno Stella.

(5)         On May 1, 2018, Mrs. Alison Dunsmore M. was appointed as Service Manager, replacing Mr. Francisco Silva B.

12. 4 Incentive plans for key management personnel

The Company has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross compensation.

Compensation received by key management personnel is the following:

	December 31, 2018	December 31, 2017
	ThCh$	ThCh$
Cash compensation	2,959,019	2,959,467
Short-term benefits for employees	497,424	557,122
Other long-term benefits	322,865	183,453
Total	3,779,308	3,700,042

Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

12.5 Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

13.  INVENTORIES.

The detail of inventories as of December 31, 2018 and 2017, is as follows:

	As of December 31,
	2018	2017
Classes of Inventories	ThCh$	ThCh$
Supplies for Production	34,384,582	16,879,260
Gas	5,712,978	2,301,172
Oil	2,684,688	2,593,806
Coal	25,986,916	11,984,282
Supplies for projects and spare parts	14,354,027	12,311,718
Electrical materials	8,223,034	10,495,964
Total	56,961,643	39,686,942

There are no inventories pledged as security for liabilities.

For the years ended December 31, 2018 and 2017, raw materials and consumables recognized as fuel expenses were ThCh$231,028,169 and ThCh$280,739,362, respectively. See Note 29.

14.   CURRENT TAX ASSETS AND LIABILITIES.

The detail of current tax assets and liabilities as of December 31, 2018 and 2017, is as follows:

	As of December 31,
	2018	2017
Tax Receivables	ThCh$	ThCh$
Monthly provisional tax payments	52,950,410	63,942,847
Tax credit for absorbed profits	46,343,265	13,433,962
Tax credit for training expenses	470,142	261,000
Other	—	118,239
Total	99,763,817	77,756,048

The details of accounts payable associated with current taxes as of December 31, 2018 and 2017 are as follows:

	As of December 31,
	2018	2017
Tax Payables	ThCh$	ThCh$
Income tax	17,677,920	67,027,507
Total	17,677,920	67,027,507

15.   INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD.

15.1. Investments accounted for using the equity method

a.              The following tables present the changes in investments in associates and joint ventures accounted for using the equity method as of December 31, 2018 and 2017:

Taxpayer ID				Ownership	Balance as of 1-1-2018	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2018
Number	Associates and Joint Ventures	Country	Currency	Interest	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
76.418.940-K	GNL Chile S.A.	Chile	U.S. dollar	33.33%	3,783,316	—	805,972	(1,884,140)	347,835	—	—	3,052,983
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (*)	Chile	Chilean peso	—	4,205,233	—	1,734,508	—	—	—	(5,939,741)	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Chilean peso	0.08%	8,818,759	—	654,952	—	—	—	—	9,473,711
Foreign	Enel Argentina S.A.	Argentina	Argentine peso	0.12%	105,146	—	86,021	—	(108,069)	—	217,100	300,198
76.364.085-K	Energía Marina SpA	Chile	Chilean peso	25.00%	—		(91,213)				137,852	46,639
				TOTAL	16,912,454	—	3,190,240	(1,884,140)	239,766	—	(5,584,789)	12,873,531

Taxpayer ID				Ownership	Balance as of 1-1-2017	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2017
Number	Associates and Joint Ventures	Country	Currency	Interest	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
76.418.940-K	GNL Chile S.A.	Chile	U.S. dollar	33.33%	3,982,934	—	841,957	(743,734)	(297,841)	—	—	3,783,316
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (*)	Chile	Chilean peso	51.00%	6,441,166	1,943,100	(4,179,033)	—	—	—	—	4,205,233
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chile	Chilean peso	50.00%	8,222,763	—	595,996	—	—	—	—	8,818,759
Foreign	Enel Argentina S.A.	Argentina	Argentine peso	0.12%	91,335	—	44,176	—	(29,198)	(1,490)	323	105,146
				TOTAL	18,738,198	1,943,100	(2,696,904)	(743,734)	(327,039)	(1,490)	323	16,912,454

(*)         See section b) below

b.                    Centrales Hidroeléctricas de Aysén S.A. (Hidroaysén)

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

The Company had expressed its intention to promote at Centrales Hidroeléctricas de Aysén S.A. the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintained the belief that hydric resources of the Aysén region are important for the energy development of the country.

Nevertheless, there was uncertainty on the recoverability of the investment made so far at Centrales Hidroeléctricas de Aysén S.A., since it depended both on judicial decisions and on definitions in the energy agenda which could not been foreseen , consequently the investment was not included in the portfolio of the Company’s immediate projects. At closing date of fiscal year 2014, the Company recognized an impairment of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting to ThCh$ 69,066,857.

On December 7, 2017, an Extraordinary Meeting of shareholders of Centrales Hidroeléctricas de Aysén S.A. was held, in which the early dissolution of the same was agreed and how the liquidation process of the assets of the company will be carried out. The liquidation process contemplated a distribution of assets to its shareholders Enel Generación and Colbún according to their stakes of 51% and 49% respectively. This liquidation process and the corresponding distribution took place on September 7, 2018.

The following is the individual balance sheet considered for the liquidation process:

	Liquidation Balance	Recognized by Enel Generación (51%)
	09-07-18	09-07-18
CENTRALES HIDROELECTRICAS DE AYSEN S.A.	ThCh$	ThCh$
ASSETS

CURRENT ASSETS

Cash and cash equivalents	72,339	36,892
Current accounts receivable from related parties	56,021	28,571

TOTAL CURRENT ASSETS	128,360	65,463

NON-CURRENT ASSETS

Property, plant and equipment	11,603,281	5,917,673

TOTAL NON-CURRENT ASSETS	11,603,281	5,917,673

TOTAL ASSETS	11,731,641	5,983,136

	09-07-18	09-07-18
	ThCh$	ThCh$
CURRENT LIABILITIES

Other current provisions	83,403	42,535

TOTAL CURRENT LIABILITIES	83,403	42,535

EQUITY
Issued capital	188,855,665	96,316,389
Retained earnings	(177,207,427)	(90,375,788)

TOTAL EQUITY	11,648,238	5,940,601

TOTAL LIABILITIES AND EQUITY	11,731,641	5,983,136

c.               Sale GNL Quintero S.A.

On June 9, 2016, our subsidiary Enel Generación Chile S.A. agreed and signed a share purchase agreement with Enagás Chile S.p.A. (“Enagás Chile”), a company 100% controlled by Enagás S.A., through which Enagás Chile would acquire all of Enel Generación Chile S.A.’s interest in the associated company GNL Quintero S.A., representing 20% of that company’s capital..

The sale of this interest to Enagás Chile was subject to compliance with the usual conditions for this type of transactions, including the failure of the other shareholders of GNL Quintero S.A. to exercise their preferential acquisition right, in accordance with the terms and conditions established in the shareholders’ agreement subscribed between the shareholders of said company.

On September 14, 2016, after the conditions agreed between the parties had been met, Enel Generación Chile S.A.’s shares in GNL Quintero S.A. were definitively sold and transferred to Enagás Chile. The purchase price amounted to US$197,365,113 (ThCh$132,820,800).

15.2. Investments with significant influence

The following tables show financial information as of December 31, 2018 and 2017, from the financial statements of the investments in associates where the Group has significant influence:

	As of December 31, 2018
Investments with Significant	% Ownership Interest Direct /	Current Assets	Non- current Assets	Current Liabilities	Non- current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Influence	Indirect	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A	33.33%	75,571,058	267,884	66,679,077	—	707,597,382	(705,179,062)	2,418,157	1,043,609	3,461,766

	As of December 31, 2017
Investments with Significant	% Ownership Interest Direct /	Current Assets	Non- current Assets	Current Liabilities	Non- current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Influence	Indirect	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A	33.33%	71,254,956	148,950	60,052,823	—	687,399,254	(684,873,130)	2,526,124	(24,472)	2,501,652

None of our associates have published price quotations

15.3. Joint ventures

The following tables present information from the financial statements as of December 31, 2018 and 2017, on the main joint ventures:

	Centrales Hidroeléctricas		Transmisora Eléctrica
	de Aysén S.A. (*)		de Quillota Ltda.
	(—)%	51.0%	50.0%	50.0%
	12-31-2018	12-31-2017	12-31-2018	12-31-2017
Financial statement items	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	—	355,835	9,360,553	7,793,702
Total non-current assets	—	8,030,172	11,530,788	12,036,201
Total current liabilities	—	139,182	235,264	440,426
Total non-current liabilities	—	—	1,708,660	1,751,963
Cash and cash equivalents	—	355,446	8,185,391	7,310,296
Revenues	—	—	3,003,757	2,813,493
Other fixed operating expenses	(125,182)	(8,144,855)	(758,607)	(525,471)
Depreciation and amortization expense	—	—	(784,364)	(782,322)
Other Income	3,526,179	—	—	—
Interest income	—	24,829	187,601	—
Income tax expense	—	—	(349,848)	(313,709)
Profit (loss)	3,400,997	(8,193,671)	1,309,903	1,191,991
Other comprehensive income	—	—	—	—
Comprehensive income	3,400,997	(8,193,671)	1,309,903	1,191,991

(*) See Notes 2.6 and 15.1.b.

•  There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associates and joint ventures.

16.  INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following table presents intangible assets as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Intangible Assets, Net	ThCh$	ThCh$
Intangible Assets, Net	115,372,393	55,170,904
Easements and water rights	17,736,954	12,608,950
Concessions	25,953,878	—
Patents, Registered Trademarks and Other Rights	7,394	—
Computer software	60,067,635	38,254,793
Other identifiable intangible assets	11,606,532	4,307,161

	2018	2017
Intangible Assets, Gross	ThCh$	ThCh$
Intangible Assets, Gross	206,047,864	118,593,240
Easements and water rights	22,011,401	14,598,701
Concessions	32,055,825	—
Patents, Registered Trademarks and Other Rights	12,484	—
Computer software	133,931,876	93,260,355
Other identifiable intangible assets	18,036,278	10,734,184

	2018	2017
Intangible Assets, Amortization and Impairment	ThCh$	ThCh$
Accumulated Amortization and Impairment, Total	(90,675,471)	(63,422,336)
Easements and water rights	(4,274,447)	(1,989,751)
Concessions	(6,101,947)	—
Patents, Registered Trademarks and Other Rights	(5,090)	—
Computer software	(73,864,241)	(55,005,562)
Other identifiable intangible assets	(6,429,746)	(6,427,023)

The reconciliations of the carrying amounts of intangible assets at December 31, 2018 and 2017 are as follows:

	Easements	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Intangibles Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2018	12,608,950	—	—	38,254,793	4,307,161	55,170,904
Changes in identifiable intangible assets
Increases (decreases) other than from business combinations	2,721	—	12,484	25,759,609	—	25,774,814
Acquisitions made through business combination	—	30,077,961	—	2,113,933	9,594,267	41,786,161
Increase (decrease) from exchange differences, net	769,421	2,033,761	—	4,111,021	—	6,914,203
Amortization (1)	(347,397)	(4,109,453)	(5,090)	(7,750,745)	(2,723)	(12,215,408)
Increases (decreases) from transfers and other changes	5,213,240	2,048,391	—	(866,790)	(2,298,059)	—
Increases (decreases) from transfers	5,213,240	2,048,391	—	(866,790)	(2,298,059)	—
Disposals and removal from service	(509,981)	—	—	—	—	(509,981)
Removals from service	(509,981)	—	—	—	—	(509,981)
Decreases to be classified as held for sale	—	—	—	—	—	—
Argentina Hyperinflation Effect	—	—	—	180	—	180
Increase (decrease)	—	—	—	(1,554,366)	5,886	(1,548,480)
Total changes in identifiable intangible assets	5,128,004	25,953,878	7,394	21,812,842	7,299,371	60,201,489
Closing balance December 31, 2018	17,736,954	25,953,878	7,394	60,067,635	11,606,532	115,372,393

	Easements	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Intangibles Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2017	12,564,076	—	—	27,591,694	4,314,980	44,470,750
Changes in identifiable intangible assets
Increases (decreases) other than from business combinations	295,588	—	—	17,466,436	—	17,762,024
Increase (decrease) from exchange differences, net	—	—	—	—	(115)	(115)
Amortization (1)	—	—	—	(6,803,337)	(7,704)	(6,811,041)
Increases (decreases) from transfers and other changes	(250,714)	—	—	—	—	(250,714)
Increases (decreases) from transfers	(250,714)	—	—	—	—	(250,714)
Total changes in identifiable intangible assets	44,874	—	—	10,663,099	(7,819)	10,700,154
Closing balance December 31, 2017	12,608,950	—	—	38,254,793	4,307,161	55,170,904

(1)         See Note 31.

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow the recovery of the carrying amount of these assets recorded as of December 31, 2018 (See Note 3.e).

As of December 31, 2018 and 2017, there are no significant intangible assets with an indefinite useful life.

17.  GOODWILL.

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of December 31, 2018 and 2017:

		Opening Balance 01-01-2017	Increase/ (Decrease)	Closing Balance 12/31/2017	Increase/ (Decrease)	Foreign currency exchange difference	Closing Balance 12-31-2018
Company	Cash Generating Unit	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	—	2,240,478	—	—	2,240,478
Enel Distribución Chile S.A.	Enel Distribución Chile	128,374,362	—	128,374,362	—	—	128,374,362
Enel Generación Chile S.A.	Enel Generación Chile	731,782,459	—	731,782,459	—	—	731,782,459
GasAtacama Chile	Enel Generación Chile	24,860,356	—	24,860,356	—	—	24,860,356
Enel Chile S.A.	Empresa Eléctrica Panguipulli S.A	—	—	—	17,543,347	2,603,476	20,146,823
Enel Green power Chile Ltda.	Geotérmica del Norte	—	—	—	65,871	9,775	75,646
Enel Green power Chile Ltda.	Parque Eólico Talinay Oriente	—	—	—	6,587,064	977,537	7,564,601
	Total	887,257,655	—	887,257,655	24,196,282	3,590,788	915,044,725

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of December 31, 2018 (See Note 3.e).

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

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A., with the latter company being the surviving entity.

6.- Compañía Eléctrica San Isidro S.A. (Currently named GasAtacama Chile S.A.)

On August 11, 2005, Enel Generación Chile S.A. acquired the shares of Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in Compañía Eléctrica San Isidro S.A. (acquisition of non-controlling interests). On

September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., the latter being the surviving entity. On November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá, the latter being the surviving entity. Subsequently, on November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama Chile S.A. with the latter being the surviving company.

7.- Enel Green Power Chile Ltda.

On March 26, 2013, Enel Green Power Chile Ltda. acquired an ownership interest in Parque Eólico Talinay Oriente S.A..

On August 6, 2001, Enel Green Power Chile Ltda. acquired an ownership interest in Empresa Eléctrica Panguipulli S.A. and Empresa Eléctrica Puyehue S.A., which later merged with Panguipulli, with the latter being the legal surviving company.

18.  PROPERTY, PLANT AND EQUIPMENT.

The following table shows property, plant and equipment as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$
Property, Plant and Equipment, Net	5,308,647,633	3,585,687,137
Construction in progress	862,274,093	666,590,543
Land	74,753,283	67,485,380
Buildings	384,027,047	12,793,641
Generation Plant and equipment	3,143,869,929	2,080,903,064
Network infrastructure	764,095,247	683,120,815
Fixtures and fittings	61,973,362	56,284,762
Other property, plant and equipment under financial lease	17,654,672	18,508,932

	2018	2017
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$
Property, Plant and Equipment, Gross	8,747,182,818	6,726,796,186
Construction in progress	862,274,093	666,590,543
Land	74,753,283	67,485,380
Buildings	470,833,768	28,382,234
Generation Plant and equipment	5,824,130,347	4,636,175,749
Network infrastructure	1,318,208,218	1,151,951,280
Fixtures and fittings	168,223,078	147,450,968
Other property, plant and equipment under financial lease	28,760,031	28,760,032

Classes of Accumulated Depreciation and Impairment in Property,	2018	2017
Plant and Equipment	ThCh$	ThCh$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(3,438,535,185)	(3,141,109,049)
Buildings	(86,806,721)	(15,588,593)
Generation Plant and equipment	(2,680,260,418)	(2,555,272,685)
Network infrastructure	(554,112,971)	(468,830,465)
Fixtures and fittings	(106,249,716)	(91,166,206)
Other property, plant and equipment under financial lease	(11,105,359)	(10,251,100)

The detail and changes in property, plant, and equipment at December 31, 2018 and 2017, are as follows:

	Construction in progress	Land	Buildings	Generation Plant and Equipment	Network infrastructure	Fixtures and Fittings	Other Property, Plant and Equipment under Financial Lease	Property, Plant and Equipment, Net
Changes in 2018	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2018	666,590,543	67,485,380	12,793,641	2,080,903,064	683,120,815	56,284,762	18,508,932	3,585,687,137
Changes:
Increases other than from business combinations	321,183,398	5,893,739	1,000,411	1,638,436	2,455	1,079,102	—	330,797,541
Acquisitions through business combinations	44,088,988	623,052	329,152,208	941,871,560	47,727,579	2,018,760	368,008	1,365,850,155
Increases (decreases) from exchange differences, net	14,849,366	50,004	46,040,633	128,411,179	6,928,376	1,320,949	22,471	197,622,978
Depreciation (1)	—	—	(13,795,237)	(149,266,709)	(32,011,964)	(7,040,907)	(857,075)	(202,971,892)
Increases (decreases) from transfers and other changes	(193,895,804)	—	12,450,092	146,447,942	32,105,004	2,914,698	(21,932)	—
Increases (decreases) for transfers	(193,895,804)	—	12,450,092	146,447,942	32,105,004	2,914,698	(21,932)	—
Disposals and removals from service	—	(5,411)	—	(90,513)	(1,132,103)	(1)	—	(1,228,028)
Disposals	—	—	—	(90,513)	(436,956)	—	—	(527,469)
Removals from service	—	(5,411)	—	—	(695,147)	(1)	—	(700,559)
Other increases (decreases)	9,457,602	706,519	(3,614,701)	(7,957,859)	27,355,085	5,395,999	(365,732)	30,976,913
Argentina Hyperinflationary Effect	—	—	—	1,912,829	—	—	—	1,912,829
Total changes	195,683,550	7,267,903	371,233,406	1,062,966,865	80,974,432	5,688,600	(854,260)	1,722,960,496
Closing balance December 31, 2018	862,274,093	74,753,283	384,027,047	3,143,869,929	764,095,247	61,973,362	17,654,672	5,308,647,633

	Construction in progress	Land	Buildings	Generation Plant and Equipment	Network infrastructure	Fixtures and Fittings	Other Property, Plant and Equipment under Financial Lease	Property, Plant and Equipment, Net
Changes in 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2017	688,387,124	66,868,119	13,020,474	2,033,720,809	613,443,219	41,325,699	19,363,190	3,476,128,634
Changes:
Increases other than from business combinations	281,007,995	—	—	—	—	2,811,255	—	283,819,250
Increases (decreases) from exchange differences, net	(101,444)	(25,624)	(44,699)	(336,622)	—	(83,651)	—	(592,040)
Depreciation (1)	—	—	(717,851)	(107,292,353)	(32,061,242)	(4,947,361)	(854,258)	(145,873,065)
Increases (decreases) from transfers and other changes	(273,509,759)	776,933	439,284	155,711,630	99,419,024	17,162,888	—	—
Increases (decreases) from transfers from constructions in progress	(273,509,759)	776,933	439,284	155,711,630	99,419,024	17,162,888	—	—
Increases (decreases) from other changes	—	—	—	—	—	—	—	—
Disposals and removals from service	(30,255,180)	(31,447)	(154,623)	(1,704,924)	(1,023,777)	(22,280)	—	(33,192,231)
Disposals	(5,099,800)	(31,447)	—	(435,327)	(18,555)	—	—	(5,585,129)
Removals from service	(25,155,380)	—	(154,623)	(1,269,597)	(1,005,222)	(22,280)	—	(27,607,102)
Other increases (decreases)	1,061,807	(102,601)	251,056	804,524	3,343,591	38,212	—	5,396,589
Total changes	(21,796,581)	617,261	(226,833)	47,182,255	69,677,596	14,959,063	(854,258)	109,558,503
Closing balance December 31, 2017	666,590,543	67,485,380	12,793,641	2,080,903,064	683,120,815	56,284,762	18,508,932	3,585,687,137

(1)             See Note 31.

Additional information on property, plant and equipment, net

a)    Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$330,797,541 and ThCh$283,819,250 for the years ended December 31, 2018 and 2017, respectively. In the generation business the advances in the new capacity program are included such as the advances in the construction of the Los Cóndores Hydroelectric Plant, which will use the resources of the Maule Lagoon and will have an installed capacity of approximately 150 MW. Additions related to this project amounted ThCh$142,578,993 for the year ended December 31, 2018 (ThCh$102,515,924 for the year ended December 31, 2017), while in the distribution business, the main investments are extensions and investments in networks to optimize their operation, in order to improve the efficiency and quality of service level, for ThCh$84,727,900 for the year ended December 31, 2018 (ThCh$79,028,802 for the year ended December 31, 2017). In the case of Grupo Enel Green Power Chile, the main projects correspond to Cerro Pabellón and Renaico, with investments of ThCh$1,709,473 (ThUS$2,463) and ThCh$322,993 (ThUS$465) for the year ended December 31, 2018, belonging to the subsidiaries Geotérmica del Norte S.A. and Enel Green Power del Sur SpA, respectively.

b)    Capitalized expenses

b.1) Borrowing costs

Capitalized borrowing costs were ThCh$6,435,646 and ThCh$4,078,463 for the years ended December 31, 2018 and 2017 respectively (See Note 34). The weighted average borrowing rate was in a range of 7.71% and 7.12% as of December 31, 2018 (7.12% and 7.95% as of December 31, 2017)

b.2) Employee expenses capitalized

Employee expenses capitalized that are directly attributable to constructions in progress were ThCh$16,710,963, ThCh$14,388,987 and ThCh$16,096,852  during  the years ended December 31, 2018,2017 and 2016, respectively.

c)    Finance leases

As of December 31, 2018 and 2017, property, plant and equipment includes ThCh$17,654,672 and ThCh$18,508,932  respectively, in leased assets classified as finance leases. The present value of future lease payments derived from these finance leases is as follows:

	As of December 31,
	2018			2017
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	2,779,080	612,806	2,166,274	2,459,000	659,212	1,799,788
From one to five years	13,284,596	974,420	12,310,176	9,836,000	1,244,808	8,591,192
More than five years	—	—	—	4,377,544	159,610	4,217,934
Total	16,063,676	1,587,227	14,476,450	16,672,544	2,063,630	14,608,914

Leased assets primarily relate to a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Enel Generación Chile S.A. and Transelec S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

d)                    Operating leases

The consolidated statements of income for the years ended December 31, 2018 and 2017 include ThCh$4,494,358, ThCh$2,969,436 respectively, corresponding to operating lease contracts for material assets in operation.

As of December 31, 2018 and 2017, the total future lease payments under those contracts are as follows:

	As of December 31,
	2018	2017
	ThCh$	ThCh$
Less than one year	3,234,700	1,975,728
From one to five years	10,943,060	6,954,425
More than five years	33,237,374	1,345,183
Total	47,415,134	10,275,337

e)                     Other information

(i)                    As of December 31, 2018 and 2017, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$269,176,169 and ThCh$376,627,392, respectively.

(ii)                 As of December 31, 2018 and 2017, the Group does not have property, plant and equipment pledged as security for liabilities.

(iii)              The Group and its consolidated entities have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThCh$794,750,000) limit in the case of generating companies and a €50 million (ThCh$39,737,500) limit for distribution companies and a €1,000 million (ThCh$$794,750,000) limit for EGP Group, including business interruption coverage. Additionally, the Group has Civil Liability insurance to meet claims from third parties with a €500 million (ThCh$397,375,000) limit and environmental damages amounting to M€20 (ThCh$15,895,000). The insurance premiums associated with these policies are presented proportionally for each company in the caption “Prepaid expenses”.

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

(vi)             As of December 31, 2015, Enel Generación Chile recognized an impairment loss of ThCh$2,522,445 related to the wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, its profitability is uncertain.

(vii)          In line with its sustainability strategy and in order to develop community relationships, Enel Generación Chile S.A. has decided to research new design alternatives for the Neltume project, in particular regarding the issue of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

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

(viii)       On August 31, 2016, Enel Generación Chile decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was made because of, among other evaluation aspects, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local communities support. As a result, the Group wrote off a total amount of ThCh$ 32,834,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized.

(ix)             As of December 31, 2016, Enel Generación Chile recognized an impairment loss of ThCh$ 6,577,946 associated with certain Non-Conventional Renewable Energy (“NCRE”) initiatives, such as wind, mini-hydro, biomass and solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result, Enel Generación Chile recognized an impairment loss for 100% of the capitalized investments to date in NCRE projects.

On the other hand, Enel Generación Chile decided to write off 100% of capitalized investment in two thermal projects that until now were held in its portfolio. These are the Tames and Totoralillo projects, which were being developed within the framework of the public land concessions bidden by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible. In addition, Enel Generación Chile recognized a provision of ThCh$2,244,900 for the fines to be paid upon withdrawing from the concessions related to these projects. During fiscal year 2017, the Ministry of National Assets and Enel Generación Chile resolved to extinguish the onerous concessions by mutual agreement, and fines were not applied.

19.  INVESTMENT PROPERTY.

The detail and changes in investment property during the years ended December 31, 2018 and 2017, are as follows:

	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
Investment Properties	ThCh$	ThCh$	ThCh$
Balance at January 1, 2017	8,938,662	(810,140)	8,128,522
Depreciation expense	—	(22,465)	(22,465)
Other increases (decreases)	250,715	—	250,715
Balance at December 31, 2017	9,189,377	(832,605)	8,356,772
Depreciation expense	—	(19,591)	(19,591)
Impairment (*)	—	(779,825)	(779,825)
Balance at December 31, 2018	9,189,377	(1,632,021)	7,557,356

(*) See Note 31.

There were no investment properties disposed of during the periods ended December 31, 2018 and 2017.

Fair value measurement and hierarchy

As of December 31, 2018, the fair value of the Group’s investment properties was ThCh$8,228,673 (ThCh$9,758,782 as of December 31, 2017) which was determined using independent appraisals.

The fair value measurement for these investment properties was categorized as Level 3 within the fair value hierarchy.

The following is the fair value hierarchy of investment properties:

	Fair value measured at the end of the reporting period using:
	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$
Investment properties	—	—	8,228,673

See Note 3.h.

For the years ended December 31, 2018, 2017 and 2016, the detail of income and expenses from investment properties is as follows:

	For the years ended December 31,
	2018	2017	2016
Income and expense from investment properties	ThCh$	ThCh$	ThCh$
Rental income from investment properties	204,166	192,719	167,429
Direct operating expense from investment properties generating rental income	(56,327)	(78,367)	(71,339)
Total	147,839	114,352	96,090

The Group has no repair, maintenance, acquisition, construction or development agreements that represent future obligations for the Group as of December 31, 2018.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. Management considers that the insurance policy coverage is sufficient against the risks involved.

20.  INCOME TAX AND DEFERRED TAXES.

a)    Income taxes

The following table presents the components of the income tax expense / (benefit) for the years ended December 31, 2018, 2017 and 2016:

	For the years ended December 31,
Current Income Tax and Adjustments to Current Income Tax for Previous	2018	2017	2016
Periods	ThCh$	ThCh$	ThCh$
Current income tax	(47,354,780)	(162,820,181)	(162,033,295)
Adjustments to current tax from the previous period	(6,304,285)	(1,127,646)	(710,740)
Other current tax benefit / (expense)	(61,507,252)	15,934,106	21,380,071
Current tax expense, net	(115,166,317)	(148,013,721)	(141,363,964)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	(43,134,500)	4,671,420	29,960,782
Adjustments to deferred taxes from the previous period	4,818,298	—	—
Total deferred tax benefit / (expense)	(38,316,202)	4,671,420	29,960,782
Income tax expense	(153,482,519)	(143,342,301)	(111,403,182)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recorded in the accompany Consolidated Statement of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016:

Reconciliation of Tax		12-31-2018		12-31-2017		12-31-2016
Expense	Rate	ThCh$	Rate	ThCh$	Rate	ThCh$
ACCOUNTING INCOME BEFORE TAX		566,330,276		666,760,212		676,674,298
Total tax income (expense) using statutory rate	(27.00)%	(152,909,175)	(25.50)%	(170,023,854)	(24.00)%	(162,401,830)
Tax effect of rates applied in other countries	—	—	0.05%	328,968
Tax effect of non-taxable operations	0.31%	1,746,052	5.67%	37,774,743	6.53%	44,163,296
Tax effect of non-tax-deductible expenses	(2.26)%	(12,786,965)	(3.11)%	(20,737,858)	(2.13)%	(14,392,926)
Tax effect of adjustments to taxes in previous periods	(1.11)%	(6,304,285)	(0.17)%	(1,127,646)	(0.11)%	(710,740)
Adjustments for prior periods deferred taxes	0.85%	4,818,298	—	—	—	—
Price level restatement for tax purposes (investments and equity)	2.11%	11,953,556	1.57%	10,443,346	3.24%	21,939,018
Total adjustments to tax expense using statutory rate	(0.10)%	(573,344)	4.00%	26,681,553	7.53%	50,998,648
Income tax benefit (expense)	(27.10)%	(153,482,519)	(21.50)%	(143,342,301)	(16.47)%	(111,403,182)

b)    Deferred taxes

The origination and changes in deferred tax assets and liabilities as of December 31, 2018 and 2017, are as follows:

	December 31, 2018		December 31, 2017
	Assets	Liabilities	Assets	Liabilities
Deferred Tax Assets (Liabilities)	ThCh$	ThCh$	ThCh$	ThCh$
Accumulated depreciation	9,636,857	(359,613,258)	162,315	(263,847,598)
Post-employment benefit obligations	6,131,110	(421,462)	6,336,920	(364,925)
Tax loss carryforwards	36,921,157	—	9,536,102	—
Provisions	55,080,385	—	39,890,472	—
Dismantling Provision	23,627,264	—	17,411,395	—
Provision for Civil Contingencies	4,108,710	—	3,762,772	—
Provision Contingencies Workers	430,900	—	5,989	—
Provision for doubtful trade accounts	13,253,612	—	11,976,401	—
Provision of Human Resources accounts	7,432,939	—	6,497,206	—
Other Provisions	6,226,960	—	236,709	—
Other Deferred Taxes	14,277,897	(20,921,510)	49,635,500	(10,734,675)
Capitalization of financial expenses	—	(11,202,063)	—	(4,780,923)
Recoverable taxes	—	—	10,491,314	—
Investments accounted for using the equity method - Hidroaysen	—	—	30,938,736	—
Argentina Hyperinflationary Effect	—	(425,687)	—	—
Other Deferred Taxes	14,277,897	(9,293,760)	8,205,450	(5,953,752)
Deferred Tax Assets/Liabilities before compensation	122,047,406	(380,956,230)	105,561,309	(274,947,198)
Compensation of Assets (Liabilities) for deferred taxes	(102,876,176)	102,876,176	(102,723,517)	102,723,517
Deferred Tax Assets (Liabilities) after compensation	19,171,230	(278,080,054)	2,837,792	(172,223,681)

				Changes 2018
	Opening balance January 1, 2018	Effects first application IFRS 9 and IAS 29	Net balance restated as of January 1, 2018	Increase (decrease) in profit or loss	Increase (decrease) in other comprehensive income	Acquisitions Through Business Combinations	Foreign currency translation	Other increases (decreases)	Closing balance December 31, 2018
Deferred Tax Assets (Liabilities)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accumulated depreciation	(263,685,283)	—	(263,685,283)	(3,851,978)	—	(74,336,810)	(10,342,994)	2,240,664	(349,976,401)
Post-employment benefit obligations	5,971,995	—	5,971,995	(250,223)	(10,228)	—	—	(1,896)	5,709,648
Tax loss carryforwards	9,536,102	—	9,536,102	(3,278,563)		32,058,724	2,831,404	(4,226,510)	36,921,157
Provisions	39,890,472	1,261,836	41,152,308	4,032,271	—	5,183,782	973,961	3,738,063	55,080,385
Dismantling Provision	17,411,395	—	17,411,395	4,442,928	—	1,707,519	59,520	5,902	23,627,264
Provision for Civil Contingencies	3,762,772	—	3,762,772	306,893	—	—	39,045	—	4,108,710
Provision Contingencies Workers	5,989	—	5,989	333,704	—	8,016	83,191	—	430,900
Provision for doubtful trade accounts	11,976,401	1,261,836	13,238,237	13,646	—	3,434	989	(2,694)	13,253,612
Provision of Human Resources accounts	6,497,206	—	6,497,206	178,162	—	70,795	686,776	—	7,432,939
Other Provisions	236,709		236,709	(1,243,062)	—	3,394,018	104,440	3,734,855	6,226,960
Other Deferred Taxes	38,900,825	(213,442)	38,687,383	(34,967,709)	111	—	—	(10,363,398)	(6,643,613)
Capitalization of financial expenses	(4,780,923)	—	(4,780,923)	(6,421,139)	—	—	—	—	(11,202,062)
Investments accounted for using the equity method - Hidroaysen	10,491,314	—	10,491,314	—	—	—	—	(10,491,314)	—
Recoverable taxes	30,938,736	—	30,938,736	(30,938,736)	—	—	—	—	—
Argentina Hyperinflation Effect	—	(213,442)	(213,442)	(212,245)	—	—	—	—	(425,687)
Other Deferred Taxes	2,251,698	—	2,251,698	2,604,411	111	—	—	127,916	4,984,136
Deferred Tax Assets (Liabilities)	(169,385,889)	1,048,394	(168,337,495)	(38,316,202)	(10,117)	(37,094,304)	(6,537,629)	(8,613,077)	(258,908,824)

		Changes 2017
	Opening balance January 1, 2017	Increase (decrease) in profit or loss	Increase (decrease) in other comprehensive income	Acquisitions Through Business Combinations	Foreign currency translation	Other increases (decreases)	Closing balance December 31, 2017
Deferred Tax Assets (Liabilities)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accumulated depreciation	(240,908,311)	(22,836,691)	—	—	61,222	(1,503)	(263,685,283)
Post-employment benefit obligations	6,215,828	976,808	(463,556)	—	—	(757,085)	5,971,995
Tax loss carryforwards	11,911,396	(2,375,294)	—	—	—	—	9,536,102
Provisions	36,443,610	2,940,867	—	—	—	505,995	39,890,472
Dismantling Provision	15,605,650	1,805,745	—	—	—	—	17,411,395
Provision for Civil Contingencies	1,433,216	2,329,556	—	—	—	—	3,762,772
Provision Contingencies Workers	—	5,989	—	—	—	—	5,989
Provision for doubtful trade accounts	10,812,893	1,163,508	—	—	—	—	11,976,401
Provision of Human Resources accounts	6,675,436	(81,698)	—	—	—	(96,532)	6,497,206
Other Provisions	1,916,415	(2,282,233)	—	—	—	602,527	236,709
Other Deferred Taxes	8,769,200	25,965,730	(497)	—	(28,356)	4,194,748	38,900,825
Capitalization of financial expenses	(5,101,367)	320,444	—	—	—	—	(4,780,923)
Recoverable taxes	10,295,696	—	—	—	—	195,618	10,491,314
Investments accounted for using the equity method - Hidroaysen	—	30,938,736	—	—	—	—	30,938,736
Other Deferred Taxes	3,574,871	(5,293,450)	(497)	—	(28,356)	3,999,130	2,251,698
Deferred Tax Assets (Liabilities)	(177,568,277)	4,671,420	(464,053)	—	32,866	3,942,155	(169,385,889)

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

c) As of December 31, 2018 and 2017, the Group has not recognized deferred tax assets related to tax losses in the amount of ThCh $ 3,930,370 (ThCh $ 0 as of December 31, 2017) (See Note 3.p).

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of December 31, 2018 and 2017, the aggregate of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$896,532,229 and ThCh$1,143,608,396, respectively. Additionally, the Group has not recognized deferred tax asset for deductible temporary differences which as of December 31, 2018 and 2017, totaled ThCh$744,768,294 and ThCh$257,883,751, respectively, as it is not probable that sufficient future taxable profits exist to recover such temporary differences.

The Group entities are potentially subject to income tax audits by the Chilean tax regulator and are limited to three tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination are 2016 through 2018.

Enel Chile was incorporated on March 1, 2016, therefore, the tax years potentially subject to audit are the years 2016 to 2018.

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

The effects of deferred tax on the components of other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

	For the years ended December 31,
	2018			2017			2016
Effects of Deferred Tax on the Components of	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
Other Comprehensive Income	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	(411)	111	(300)	1,840	(497)	1,343	(6,740)	1,820	(4,920)
Cash flow hedge	(221,906,855)	60,650,786	(161,256,069)	97,558,961	(25,701,599)	71,857,362	89,068,357	(21,116,232)	67,952,125
Share of other comprehensive income from associates and joint ventures accounted for using the equity method		—	—	(1,490)	—	(1,490)	(11,691,509)	—	(11,691,075)
Foreign currency translation	107,492,316	—	107,492,316	(3,686,549)	—	(3,686,549)	(3,532,410)	—	(3,532,844)
Actuarial gains(losses) on defined-benefit pension plans	37,881	(10,228)	27,653	1,716,875	(463,556)	1,253,319	(6,618,514)	1,786,999	(4,831,515)
Income tax related to components of other comprehensive income	(114,377,069)	60,640,669	(53,736,400)	95,589,637	(26,165,652)	69,423,985	67,219,184	(19,327,413)	47,891,771

The following table is a reconciliation of the movement of deferred taxes between the balance sheet and income taxes in other comprehensive income as of December 31, 2018 and 2017.

	For the years ended December 31,
Reconciliation of changes in deferred taxes of components of	2018	2017	2016
other comprehensive income	ThCh$	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	(10,117)	(464,053)	1,788,821
Income tax of changes in cash flow hedge transactions	60,650,786	(25,701,599)	(21,116,234)
Total income tax relating to components of other comprehensive income	60,640,669	(26,165,652)	(19,327,413)

a)                           In Chile, Law No. 20,780 was published in the Official Gazette on September 29, 2014. It changes the income tax system and other taxes, by replacing the current tax system in 2017 with two alternative tax systems: the attributed income system and partially integrated system.

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

21.  OTHER FINANCIAL LIABILITIES.

The balances of other financial liabilities as of December 31, 2018 and 2017, are as follows:

	As of December 31,
	2018		2017
	Current	Non-current	Current	Non-current
Other financial liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Interest —bearing borrowings	329,262,093	1,703,044,158	17,255,692	760,932,929
Hedging derivatives (*)	81,195,765	2,629,715	304,278	21,045,216
Non-hedging derivatives (**)	207,957	159,630	1,255,478	—
Total	410,665,815	1,705,833,503	18,815,448	781,978,145

(*)         See Note 23.2.a

(**)  See Note 23.2.b

21.1 Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2018 and 2017, is as follows:

	As of December 31,
	2018		2017
	Current	Non-current	Current	Non-current
Classes of Interest-bearing borrowings	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	283,527,689	229,020,029	122	—
Unsecured obligations	43,568,129	1,461,713,954	15,455,782	748,123,803
Financial leases	2,166,275	12,310,175	1,799,788	12,809,126
Total	329,262,093	1,703,044,158	17,255,692	760,932,929

Bank loans by currency and contractual maturity as of December 31, 2018 and 2017, are as follows:

Summary of bank loans by currency and maturity

					Current			Non-current
					Maturity			Maturity					Total Non-
		Effective Interest	Nominal Interest	Secured /	One to three months	Three to twelve months	Total Current 12/31/2018	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Current 12-31-2018
Country	Currency	Rate	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	3.51%	3.51%	Unsecured	1,350,861	69,439,914	70,790,775	—	104,100,014	124,920,015	—	—	229,020,029
Chile	Ch$	4.71%	4.30%	Unsecured	6	212,736,908	212,736,914	—	—	—			—
				Total	1,350,867	282,176,822	283,527,689	—	104,100,014	124,920,015	—	—	229,020,029

					Current			Non-current
					Maturity			Maturity					Total Non-
		Effective Interest	Nominal Interest	Secured /	One to three months	Three to twelve months	Total Current 12/31/2017	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Current 12-31-2017
Country	Currency	Rate	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	Unsecured	122	—	122	—	—	—	—	—	—
				Total	122	—	122	—	—	—	—	—	—

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2018 and 2017 totaled ThCh$509,822,541 and ThCh$122, respectively. The fair value measurement of borrowings has been categorized as Level 2 (see Note 3.h).

Identification of bank borrowings by company

Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

										December 31, 2018
										Current			Non-current
Taxpayer ID			Taxpayer ID				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Number	Company	Country	Number	Financial Institution	Country	Currency	Rate	Rate	Amortization	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Linea sobregiro (Banco Santander)	Chile	Ch$	6.00%	6.00%	At maturity	2	—	2	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Linea sobregiro (Banco Santander)	Chile	Ch$	6.00%	6.00%	At maturity	4	—	4	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A	Chile	97.036.000-K	Banco Santander	Chile	Ch$	3.85%	3.17%	At maturity	—	65,829,996	65,829,996	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A	Chile	97.004.000-5	Banco de Chile	Chile	Ch$	3.85%	3.17%	At maturity	—	73,453,456	73,453,456	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A	Chile	97.018.001-1	Scotiabank Chile	Chile	Ch$	3.85%	3.17%	At maturity	—	73,453,456	73,453,456	—	—	—	—	—	—
96.920.110-0	Enel Green Power Chile Ltda	Chile	97.080.000-K	BBVA	Chile	US$	4.14%	4.14%	At maturity	814,628	69,400,009	70,214,637	—	—	—	—	—	—
96.920.110-0	Enel Green Power Chile Ltda	Chile	97.080.000-K	BBVA	Chile	US$	4.17%	4.17%	At maturity	158,913	—	158,913	—	104,100,014	—	—	—	104,100,014
96.920.110-0	Enel Green Power Chile Ltda	Chile	59.054.440-K	INTER-AMERICAN INVESTIMENT CORPORATION	E.E.U.U	US$	1.50%	1.50%	At maturity	—	39,905	39,905	—	—	20,820,002	—	—	20,820,002
95.524.140-K	Empresa Electrica Panguipulli S.A	Chile	97.080.000-K	BBVA	Chile	US$	4.25%	4.25%	At maturity	377,320	—	377,320	—	—	104,100,013	—	—	104,100,013
									Total	1,350,867	282,176,822	283,527,689	—	104,100,014	124,920,015	—	—	229,020,029

										December 31, 2017
										Current			Non-current
Taxpayer ID			Taxpayer ID				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Number	Company	Country	Number	Financial Institution	Country	Currency	Rate	Rate	Amortization	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	13	—	13	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	97	—	97	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	12	—	12	—	—	—	—	—	—
									Total	122	—	122	—	—	—	—	—	—

21.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2018 and 2017, is as follows:

Summary of public unsecured liabilities by currency and maturity

					Current			Non-Current
					Maturity			Maturity					Total Non-
		Effective Interest	Nominal Annual	Secured/	One to three months	Three to Twelve months	Total Current 12-31-2018	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Current 12/31/2018
Country	Currency	Rate	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.59%	6.49%	Unsecured	7,144,997	4,281,038	11,426,035	—	—	—	—	1,164,595,519	1,164,595,519
Chile	U.F.	6.00%	5.48%	Unsecured	—	32,142,094	32,142,094	30,793,493	30,793,493	30,793,493	30,793,493	173,944,463	297,118,435
				Total	7,144,997	36,423,132	43,568,129	30,793,493	30,793,493	30,793,493	30,793,493	1,338,539,982	1,461,713,954

					Current			Non-Current
					Maturity			Maturity
		Effective Interest	Nominal Annual	Secured/	One to three months	Three to Twelve months	Total Current 12-31-2017	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current 12/31/2017
Country	Currency	Rate	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	6,322,081	2,206,269	8,528,350	—	—	—	—	430,228,859	430,228,859
Chile	U.F.	6.00%	5.48%	Unsecured	—	6,927,432	6,927,432	5,574,013	5,574,013	5,574,013	5,574,013	295,598,892	317,894,944
				Total	6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

Summary of public unsecured liabilities by currency and maturity

										December 31, 2018
										Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Number	Company	Country	Number	Financial Institution	Country	Currency	Rate	Rate	Secured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon -Primera Emisión S-1	USA	US$	7.96%	7.88%	No	4,693,498	—	4,693,498	—	—	—	—	142,300,747	142,300,747
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,500,880	—	1,500,880	—	—	—	—	48,131,124	48,131,124
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	950,619	—	950,619	—	—	—	—	22,694,249	22,694,249
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Única 24296	USA	US$	4.32%	4.25%	No	—	2,493,452	2,493,452	—	—	—	—	274,469,150	274,469,150
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	—	6,513,162	6,513,162	5,733,684	5,733,684	5,733,684	5,733,684	25,386,928	48,321,664
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	—	25,628,932	25,628,932	25,059,809	25,059,809	25,059,809	25,059,809	148,557,535	248,796,771
76.536.353-5	Enel Chile S.A	Chile	Foreign	BNY Mellon - Unica	E.E.U.U	US$	5.03%	4.88%	No		1,787,586	1,787,586					677,000,249	677,000,249
								Total Unsecured Bonds		7,144,997	36,423,132	43,568,129	30,793,493	30,793,493	30,793,493	30,793,493	1,338,539,982	1,461,713,954

										December 31, 2017
										Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Number	Company	Country	Number	Financial Institution	Country	Currency	Rate	Rate	Secured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon -Primera Emisión S-1	USA	US$	7.96%	7.88%	No	4,152,926	—	4,152,926	—	—	—	—	125,566,611	125,566,611
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,328,023	—	1,328,023	—	—	—	—	42,902,198	42,902,198
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	841,132	—	841,132	—	—	—	—	19,398,499	19,398,499
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Única 24296	USA	US$	4.32%	4.25%	No	—	2,206,269	2,206,269	—	—	—	—	242,361,551	242,361,551
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	—	6,374,051	6,374,051	5,574,013	5,574,013	5,574,013	5,574,013	30,872,536	53,168,588
91.081.000-6	Enel Generación Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	—	553,381	553,381	—	—	—	—	264,726,356	264,726,356
								Total Unsecured Bonds		6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

21.3 Secured liabilities

As of December 31, 2018 and 2017, there were no secured liabilities.

Fair value measurement and hierarchy

The fair value of current and non-current unsecured liabilities as of December 31, 2018 and 2017 totaled ThCh$1,685,679,241 and ThCh$947,565,989, respectively. The fair value measurement of these liabilities has been categorized as Level 2 (See Note 3.h). It is important to note that these financial assets are measured at amortized cost (See Note 3.g.4).

21.4 Detail of finance lease obligations

Detail of finance lease obligations:

								December 31, 2018
								Current			Non-Current ThCh$
Taxpayer ID			Taxpayer ID				Nominal Interest	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Number	Company	Country	Number	Financial Institution	Country	Currency	Rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A.	Chile	US$	6.50%	528,847	1,637,428	2,166,275	2,307,082	2,457,043	2,616,750	4,929,300	—	12,310,175
						Total Leasing		528,847	1,637,428	2,166,275	2,307,082	2,457,043	2,616,750	4,929,300	—	12,310,175

								December 31, 2017
								Current			Non-Current ThCh$
Taxpayer ID			Taxpayer ID				Nominal Interest	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Number	Company	Country	Number	Financial Institution	Country	Currency	Rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A.	Chile	US$	6.50%	439,377	1,360,411	1,799,788	2,459,000	1,916,774	2,041,364	2,174,053	4,217,935	12,809,126
						Total Leasing		439,377	1,360,411	1,799,788	2,459,000	1,916,774	2,041,364	2,174,053	4,217,935	12,809,126

21.5 Hedged debt

The U.S. dollar denominated debt of the Group as of December 31, 2018 and 2017, that is designated as cash flow hedge to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, as referenced in Note 3.g.5, was ThCh$1,192,973,584 and ThCh$440,823,086, respectively.

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2018 and 2017, due to exchange differences of this debt:

	For the years ended December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at the beginning of the period, net	(27,168,008)	(52,747,646)	(74,953,393)
Foreign currency exchange differences recognized in equity, net	(101,790,308)	17,321,594	14,317,257
Foreign currency exchange differences recognized in profit and loss, net	12,478,369	8,258,044	7,888,490
Others (Tender Offer 33.57% 02.04.2018 on Enel Generacion Chile)	(11,028,906)	—	—
Balance in hedging reserves (hedging income) at the end of the period, net	(127,508,853)	(27,168,008)	(52,747,646)

21.6 Other information

As of December 31, 2018 and 2017, the Group has undrawn line of credits available for use amounting to ThCh$416,862,000 and ThCh$199,271,103, respectively.

21.7 Future undiscounted debt flow

The following tables are the estimates of undiscounted flows by type of financial debt:

a)             Bank loans

						Non-Current						Current			Non-Current
					Total Current	Maturity					Total No Current			Total Current	Maturity					Total No Current
		Nominal	One to Three Months	Three to twelve months	as of 12-31- 2018	One to two years	Two to Three Years	Three to Four Years	Four to Five Years	More than Five Years	as of 12-31- 2018	One to Three Months	Three to twelve months	as of 12-31- 2017	One to two years	Two to Three Years	Three to Four Years	Four to Five Years	More than Five Years	as of 12/31/2017
Country	Currency	Interest Rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	3.51%	1,985,915	75,074,314	77,060,229	110,909,917	106,335,361	21,112,380	—	—	238,357,658	—	—	—	—	—	—	—	—	—
Chile	Ch$	4.30%	1,798,705	215,920,510	217,719,215	—	—	—	—	—	—	122	—	122	—	—	—	—	—	—

	Totals		3,784,620	290,994,824	294,779,444	110,909,917	106,335,361	21,112,380	—	—	238,357,658	122	—	122	—	—	—	—	—	—

b)             Guaranteed and unsecured obligations

						Non-Current						Current			Non-Current
			Maturity		Total Current	Maturity					Total No Current	Maturity		Total Current	Maturity					Total No Current
		Nominal	One to Three Months	Three to twelve months	as of 12-31- 2018	One to two years	Two to Three Years	Three to Four Years	Four to Five Years	More than Five Years	as of 12-31- 2018	One to Three Months	Three to twelve months	as of 12-31- 2017	One to two years	Two to Three Years	Three to Four Years	Four to Five Years	More than Five Years	as of 12/31/ 2017
Country	Currency	Interest Rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	6.49%	16,173,722	48,521,166	64,694,888	64,694,887	64,694,887	64,694,887	64,694,887	1,612,310,243	1,871,089,791	6,697,979	20,093,935	26,791,914	26,791,913	26,791,913	26,791,913	26,791,913	703,872,066	811,039,718
Chile	U.F.	5.48%	6,603,562	49,871,556	56,475,118	54,036,540	51,597,963	49,159,386	46,720,808	224,787,689	426,302,386	5,775,038	22,689,438	28,464,476	51,927,014	49,837,566	47,748,117	45,658,669	256,892,562	452,063,928

	Totals		22,777,284	98,392,722	121,170,006	118,731,427	116,292,850	113,854,273	111,415,695	1,837,097,932	2,297,392,177	12,473,017	42,783,373	55,256,390	78,718,927	76,629,479	74,540,030	72,450,582	960,764,628	1,263,103,646

c)              Financial leases

						Non-Current						Current			Non-Current
					Total Current	Maturity					Total No Current			Total Current	Maturity					Total No Current
		Nominal	One to Three Months	Three to twelve months	as of 12-31- 2018	One to two years	Two to Three Years	Three to Four Years	Four to Five Years	More than Five Years	as of 12-31- 2018	One to Three Months	Three to twelve months	as of 12-31- 2017	One to two years	Two to Three Years	Three to Four Years	Four to Five Years	More than Five Years	as of 12-31- 2017
Country	Currency	Interest Rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.50%	760,090	2,278,842	3,038,932	3,034,977	3,030,765	3,026,279	5,044,764	—	14,136,785	685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706
	Totals		760,090	2,278,842	3,038,932	3,034,977	3,030,765	3,026,279	5,044,764	—	14,136,785	685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706

22.       RISK MANAGEMENT POLICY.

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

II.           Criteria regarding counterparties and

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

22.1 Interest rate risk

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

Gross position:

	For the years ended December 31,
	2018	2017
	%	%
Fixed interest rate	71%	92%

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk.

22.2 Exchange rate risk

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

22.3 Commodities risk

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

As of December 31, 2018 there were current transactions for 432 kTon of API2 to be settled in 2019, 994 kBbl of Brent to be settled in 2019, 225 kTon of BCI7 to be settled in 2019 and 0.2 TBtu of HH to be settled in 2019 (figures considered net hedged position).

As of December 31, 2017, the Group had swap hedges for 2.3 million MMBTU to be settled at January 2018.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

22.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives. See Notes 21 and 23.

As of December 31, 2018 the Group’s liquidity is as follows:  cash and cash equivalents for ThCh$245,171,924 and unconditionally available lines of long-term credit for ThCh$416,862,000. As of December 31, 2017 the Group had cash and cash equivalent totaling ThCh$419,456,026 and unconditionally available lines of long-term credit totaling ThCh$199,271,103.

22.5 Credit risk

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

In the case of our electricity distribution company, the suspension of energy service to customers, is a right available to the company in case of breaches by our clients, which is applied according to the current regulation, which facilitates the process of evaluation and control of credit risk, which by the way is limited.

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

22.6 Risk measurement

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

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables based on the scenarios with observable inputs for a same period (quarter) during five years. The one-quarter 95%-confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one quarter. Taking into account the assumptions described above, the one-quarter VaR was ThCh$318,820,121. This amount represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’ end.

23.       FINANCIAL INSTRUMENTS.

23.1 Financial instruments, classified by type and category

a)             The detail of financial assets, classified by type and category, as of December 31, 2018 and 2017, is as follows:

		December 31, 2018
	Financial assets at fair value through profit and loss	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	90,839	—	269,031	—
Trade accounts receivable and other accounts receivable	—	529,467,040	—	—
Derivative instruments	1,491,497	—	1,423,613	39,022,012
Other financial assets	—	880,268	—	—
Total Current	1,582,336	530,347,308	1,692,644	39,022,012

Equity instruments	—	—	2,352,894	—
Trade accounts receivable and other accounts receivable	—	60,527,843
Derivative instruments	36,086	—	—	4,191,543
Other financial assets	—	689,146	—	—
Total Non-current	36,086	61,216,989	2,352,894	4,191,543

Total	1,618,422	591,564,297	4,045,538	43,213,555

		December 31, 2017
	Financial assets at fair value through profit and loss	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable and other accounts receivable	—	463,197,062	—	—
Derivative instruments	402,716	—	—	20,038,433
Other financial assets	9,940,955	185,913	5,742,633	—
Total Current	10,343,671	463,382,975	5,742,633	20,038,433

Equity instruments	33,158	—	2,595,343	—
Trade accounts receivable and other accounts receivable	—	36,182,399
Derivative instruments	—	—	—	30,789,703
Other financial assets	—	—	—	—
Total Non-current	33,158	36,182,399	2,595,343	30,789,703

Total	10,376,829	499,565,374	8,337,976	50,828,136

The book value of trade accounts receivable and payable approximates their fair value.

b)             The detail of financial liabilities, classified by type and category, as of December 31, 2018 and 2017, is as follows:

	December 31, 2018
	Financial liabilities held for trading	Loans and payables	Financial Liabilities at fair value with changes in other result	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	329,262,093	—	—
Commercial accounts and other accounts payable	—	702,770,048	—	—
Derivative instruments	756,005	—	7,161,949	81,195,765
Total Current	756,005	1,032,032,141	7,161,949	81,195,765

Interest-bearing loans	—	1,703,044,158	—	—
Commercial accounts and other accounts payable	—	449,777,982	—	—
Derivative instruments	159,630	—		2,629,715
Total Non-current	159,630	2,152,822,140	—	2,629,715

Total	915,635	3,184,854,281	7,161,949	83,825,480

	December 31, 2017
	Financial liabilities held for trading	Loans and payables	Financial Liabilities at fair value with changes in other result	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	17,255,692	—	—
Commercial accounts and other accounts payable	—	669,753,051	—	—
Derivative instruments	1,255,478	—	—	304,278
Other financial liabilities	889,026	—	—	—
Total Current	2,144,504	687,008,743	—	304,278

Interest-bearing loans	—	760,932,929	—	—
Derivative instruments	—	—	—	21,045,216
Other financial liabilities	—	978,342	—	—
Total Non-current	—	761,911,271	—	21,045,216

Total	2,144,504	1,448,920,014	—	21,349,494

23.2 Derivative instruments

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

a)             Assets and liabilities for hedge derivative instruments

As of December 31, 2018 and 2017, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	December 31, 2018
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	852,119	4,191,543
Cash flow hedge	852,119	4,191,543
Exchange rate hedge:	38,169,893	—	81,195,765	2,629,715
Cash flow hedge	38,169,893	—	81,195,765	2,629,715
Total	39,022,012	4,191,543	81,195,765	2,629,715

	December 31, 2017
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	20,038,433	30,789,703	304,278	21,045,216
Cash flow hedge	20,038,433	30,789,703	304,278	21,045,216
Total	20,038,433	30,789,703	304,278	21,045,216

General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

			Fair value of	Fair value of
			hedged item	hedged item
Detail of hedging instrument			12-31-2018	12-31-2017
	Description of hedging instrument	Description of hedged item	ThCh$	ThCh$	Type of risk hedged
SWAP	Exchange rate	Unsecured obligations (bonds) (*)	(18,892,400)	7,696,061	Cash Flow
SWAP	Interest rate	Bank loans	5,043,662	—	Cash Flow
FORWARD	Exchange rate	Revenues	(26,763,187)	21,782,581	Cash Flow

(*)         See note 22.2.

For the years ended December 31, 2018 and 2017 the Group did not recognize gains or losses for ineffective cash flow hedges.

The Group has not entered into any fair value hedges for any of the periods reported.

b)             Financial derivative instrument assets and liabilities at fair value through profit or loss

As of December 31, 2018 and 2017, financial derivative transactions recorded at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2018				December 31, 2017
	Current Assets	Current Liabilities (*)	Non- Current Assets	Non-Current Liabilities (*)	Current Assets	Current Liabilities (*)	Non- Current Assets	Non-Current Liabilities (*)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instrument	41,023	207,957	36,086	159,630	402,716	1,255,478	—	—

These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic substance, they do not qualify for hedge accounting because they do not strictly comply with the hedge accounting requirements established in IFRS 9 Financial Instruments.

c)              Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2018 and 2017:

	December 31, 2018
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	5,043,662	69,477,000	104,215,500	104,215,500	—	—	277,908,000
Cash flow hedge	5,043,662	69,477,000	104,215,500	104,215,500	—	—	277,908,000
Exchange rate hedge:	(45,655,587)	1,227,557,071	76,355,223	—	—	—	1,303,912,294
Cash flow hedge	(45,655,587)	1,227,557,071	76,355,223	—	—	—	1,303,912,294
Derivatives not designated for hedge accounting	(290,478)	34,525,045	29,457,793	1,913,220	—	—	65,896,058
Total	(40,902,403)	1,331,559,116	210,028,516	106,128,720	—	—	1,647,716,352

	December 31, 2017
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	—	—	—	—	—	—	—
Cash flow hedge	—	—	—	—	—	—	—
Exchange rate hedge:	29,478,642	306,350,419	525,812,635	—	—	—	832,163,054
Cash flow hedge	29,478,642	306,350,419	525,812,635	—	—	—	832,163,054
Derivatives not designated for hedge accounting	(852,762)	19,682,638	—	—	—	—	19,682,638
Total	28,625,880	326,033,057	525,812,635	—	—	—	851,845,692

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

23.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified, based on the hierarchy described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

		Fair Value Measured at End of Reporting Period Using:
	12-31-2018	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	43,213,555	—	43,213,555	—
Financial derivatives not designated for hedge accounting	77,109	—	77,109	—
Commodity derivatives not designated as cash flow hedges	1,450,474	—	1,450,474	—
Commodity derivatives designated as cash flow hedges	1,423,613	—	1,423,613
Available-for-sale financial assets, non-current	359,870	—	359,870	—
Total	46,524,621	—	46,524,621	—
Financial Liabilities:
Financial derivatives designated as cash flow hedges	83,825,480	—	83,825,480	—
Financial derivatives not designated for hedge accounting	367,587	—	367,587	—
Commodity derivatives not designated for hedge accounting	548,048	—	548,048	—
Commodity derivatives designated as cash flow hedges	7,161,949	—	7,161,949	—
Total	91,903,064	—	91,903,064	—

		Fair Value Measured at End of Reporting Period Using:
Financial Instruments Measured at Fair	12-31-2017	Level 1	Level 2	Level 3
Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	50,828,136	—	50,828,136	—
Financial derivatives not designated for hedge accounting	402,716	—	402,716	—
Commodity derivatives not designated as cash flow hedges	9,940,955	—	9,940,955	—
Commodity derivatives designated as cash flow hedges	5,742,633	—	5,742,633
Available-for-sale financial assets, non-current	33,158	33,158	—	—
Total	66,947,598	33,158	66,914,440	—
Financial Liabilities:
Financial derivatives designated as cash flow hedges	21,349,494	—	21,349,494	—
Financial derivatives not designated for hedge accounting	1,255,478	—	1,255,478	—
Commodity derivatives not designated for hedge accounting	—	—	—	—
Commodity derivatives designated as cash flow hedges	889,026	—	889,026	—
Total	23,493,998	—	23,493,998	—

23.4 Financial instruments whose fair value measurement is classified as Level 3.

The Group does not have any financial instruments whose fair value measurement is classified as Level 3.

24.       TRADE AND OTHER CURRENT PAYABLES.

The detail of Trade and Other Current Payables as of December 31, 2018 and 2017, is as follows:

	Current		Non-current
	12-31-2018	12-31-2017	12-31-2018	12-31-2017
Trade and Other Payables	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	155,123,059	172,042,187	—	—
Fuel and gas suppliers	39,787,839	13,300,051	—	—
Payables for goods and services	155,054,466	149,301,377	6,766	4,485
Payables for assets acquisition	116,157,897	92,806,426	2,106,099	—
Subtotal Trade Payables	466,123,261	427,450,041	2,112,865	4,485
Other Payables
Dividends payable to third parties	52,059,048	95,150,149	—	—
Warranty deposits	365,857	402,107	—	—
Fines and complaints	165,102	—	—	—
Taxes payables other than income tax	1,742,603	4,894,779	—	—
Accounts payable to staff	30,686,679	27,466,888	—	—
Other payables	3,143,774	614,554	471,315	655,339
Subtotal Other current payables	88,163,063	128,528,477	471,315	655,339
Total	554,286,324	555,978,518	2,584,180	659,824

See Note 22.4 for the description of the liquidity risk management policy.

The detail of trade payables, both non-past due and past due as of December 31, 2018 and 2017, are presented in Appendix 3.

25.       PROVISIONS.

a)             The breakdown of provisions as of December 31, 2018 and 2017, is as follows:

	Current		Non-current
	12-31-2018	12-31-2017	12-31-2018	12-31-2017
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings	3,884,018	3,497,786	13,468,858	13,936,190
Decommissioning or restoration (1)	—	—	92,402,517	64,486,647
Other provisions	1,704,768	2,138,385	—	—
Total	5,588,786	5,636,171	105,871,375	78,422,837

(1)         See Note 3.

The provisions for decommissioning originate from the fact that, considering the new environmental institutions in Chile, the scope of the rights and obligations associated with environmental licenses have been clarified in recent times. In light of the foregoing, the provisions have been adjusted to reflect the best estimate at the closing date of the financial statements.

The expected amount and timing of any cash disbursements related to the foregoing provisions is uncertain and depends on the resolution of specific issues related to each of them. For example, in the specific case of litigation, this depends on the final resolution of the corresponding legal claim. Management considers that the provisions recognized in the financial statements adequately cover the corresponding risks.

b)    Changes in provisions as of December 31, 2018 and 2017, are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environment and Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance at January 1, 2018	17,433,976	64,486,647	2,138,385	84,059,008
Increase (decrease) in existing provisions (2)	1,842,257	23,395,295	(253,939)	24,983,613
Provisions used	(1,150,386)	—	(501,234)	(1,651,620)
Reversal of unused provision	(743,927)	—	—	(743,927)
Increase from adjustment to time value of money (1)	—	3,176,001	—	3,176,001
Foreign currency translation	(29,044)	1,344,574	321,556	1,637,086
Total changes in provisions	(81,100)	27,915,870	(433,617)	27,401,153
Balance at December 31, 2018	17,352,876	92,402,517	1,704,768	111,460,161

	Legal Proceedings	Decommissioning or Restoration	Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance at January 1, 2017	10,002,785	57,798,702	1,798,953	69,600,440
Increase (decrease) in existing provisions (2)	12,159,920	4,340,858	339,432	16,840,210
Provisions used	(2,995,017)	—	—	(2,995,017)
Reversal of unused provision	(1,728,788)	—	—	(1,728,788)
Increase from adjustment to time value of money (1)	—	2,347,087	—	2,347,087
Foreign currency translation	(4,924)	—	—	(4,924)
Total changes in provisions	7,431,191	6,687,945	339,432	14,458,568
Balance at December 31, 2017	17,433,976	64,486,647	2,138,385	84,059,008

(1)         Corresponds to a financially updated amount (see note 34)

(2)         Figure involves basically provisions for penalties issued by the Secretary of Energy and Fuels, See note 38.3.

26.       EMPLOYEE BENEFIT OBLIGATIONS.

26.1 General information:

The Group provides various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.m.1, and include primarily the following:

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

26.2     Details, changes and presentation in financial statements:

a)             The post-employment obligations associated with the defined benefits plan as of December 31, 2018, 2017 and 2016, are as follows:

General ledger accounts:

	12-31-2018	12-31-2017	12-31-2016
	ThCh$	ThCh$	ThCh$
Post-employment obligations	56,602,664	57,081,924	59,934,127
Total	56,602,664	57,081,924	59,934,127
Total post-employment obligations, net	56,602,664	57,081,924	59,934,127

b)             The following amounts were recognized in the consolidated statement of comprehensive income for the years ended December 31, 2018, 2017 and 2016:

	For the years ended December 31,
Expense Recognized in the Statement of	2018	2017	2016
Comprehensive Income	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	1,920,262	2,091,205	1,899,660
Interest cost for defined benefits plan (1)	2,750,376	2,678,300	2,517,406
Past service cost	(39,060)	—	—
Expenses recognized in the Statement of Income	4,631,578	4,769,505	4,417,066
Gains (losses) from remeasurement of defined benefit plans	(37,881)	(1,716,875)	6,618,514
Total expense recognized in the Statement of Comprehensive Income	4,593,697	3,052,630	11,035,580

(1) See Note 34

c)              The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 2018, 2017 and 2016, are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance at January 1, 2016	55,023,456
Current service cost	1,899,660
Net Interest cost	2,517,406
Actuarial (gains) losses from changes in financial assumptions	1,073,475
Actuarial (gains) losses from changes in experience adjustments	5,545,039
Benefits paid	(7,771,781)
Transfers of employees	1,337,621
Other	309,251
Balance at December 31, 2016	59,934,127
Current service cost	2,091,205
Net Interest cost	2,678,300
Actuarial (gains) losses from changes in financial assumptions	(1,414,201)
Actuarial (gains) losses from changes in experience adjustments	(302,674)
Benefits paid	(5,917,552)
Transfers of employees	12,719
Other	—
Balance at December 31, 2017	57,081,924
Current service cost	1,920,262
Net Interest cost	2,750,376
Actuarial (gains) losses from changes in financial assumptions	789,809
Actuarial (gains) losses from changes in experience adjustments	(827,690)
Foreign currency translation	124,929
Benefits paid	(5,469,357)
Past service cost of Defined Benefit Plan Obligations	(39,060)
Defined benefit plan obligations from business combinations	602,816
Transfers of employees	(331,345)
Balance at December 31, 2018	56,602,664

26.3 Other disclosures:

•                  Actuarial assumptions:

As of December 31, 2018, 2017 and 2016, the following assumptions were used in the actuarial calculation of defined benefits:

	12-31-2018	12-31-2017	12-31-2016
Discount rates used	4.70%	5.00%	4.70%
Expected rate of salary increases	3.80%	4.00%	4.00%
Turnover rate	4.40%	4.57%	4.72%
Mortality tables	CB-H-2014 / RV-M-2014	CB-H-2014 / RV-M-2014	CB-H-2014 / RV-M-2014

•                 Sensitivity

As of December 31, 2018 and 2017, the sensitivity value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$4,296,927 and ThCh$4,269,704, respectively, if the rate rises, and an increase of ThCh$4,773,734 and ThCh$4,773,942, respectively, if the rate falls.

•                  Future disbursements

The estimates available indicate that ThCh$5,801,478 will be disbursed for defined benefit plans in the next year. Benefit payments are made directly by the Company and its subsidiaries, as there is no trust fund established for the benefit plans and therefore no plan assets.

•                  Term of commitments

The Group’s obligations have a weighted average length of 8.36 years, and the flow for benefits for the next ten years and more is expected to be as follows:

Years	ThCh$
1	5,801,478
2	4,270,340
3	4,984,423
4	4,777,882
5	4,099,105
Over 5	23,557,891

27.       EQUITY.

27.1 Equity attributable to the shareholders of Enel Chile

The capital of Enel Chile as of December 31, 2018 is ThCh$3,954,491,479 and is divided into 70,134,077,818 authorized, subscribed and paid-in shares. The capital of Enel Chile as of December 31, 2017 was ThCh$2,229,108,975 and was divided into 49,092,772,762 shares. All the shares issued by Enel Chile are subscribed and paid in and can be traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the New York Stock Exchange (NYSE).

27.1.2 Treasury shares

The treasury shares for the year ended December 31, 2018 are ThCh$72,388,009 divided into 967,520,598 shares, and were acquired as part of the merger process with Enel Green Power Latin América Ltda. (“EGPL”).

27.1.3 Changes in the Capital Issued as a result of the Corporate Reorganization

As a result of the corporate reorganization (as described in note 6), the Company increased its share capital through the voluntary Tender Offer of Shares on the shares of the subsidiary Enel Generación Chile (Enel Generación) and the merger with EGPL, whereby the renewable assets of Enel S.p.A. in Chile are incorporated into Enel Chile

•      Tender Offer over Enel Generación:

During the Tender Offer period, the Company received acceptances and sale orders for a total of 2,582,336,287 shares of Enel Generación and 5,691,996 ADSs equivalent to 170,759,880 shares of Enel Generación. As a result, the Company increased its interest, becoming the holder of 2,753,096,167 shares issued by Enel Generación. In accordance with the terms and conditions set forth in the transaction, the shareholders of Enel Generación who agreed to sell their shares were allocated 40% of the established purchase price (Ch$590 per share) to subscribe to first issue shares of Enel Chile, receiving for said 40% of the established purchase price, 2.87807 shares of Enel Chile for each share issued by Enel Generación sold in the offer. As a result, the shareholders of Enel Generación received Ch$1,624,326,738,530 in cash, divided into Ch$1,523,578,409,330 to domestic shareholders and Ch$100,748,329,200 to foreign shareholders. In turn, these shareholders subscribed to  shares of Enel Chile for a total of Ch$649,730,695,412 equivalent to 7,923,600,070 shares.

•      Pre-emptive subscription right:

The Corporations Law gives existing shareholders of a Company a preemptive right to subscribe for shares issued in a capital increase, in proportion to their interest in the company.

Any shareholder existing at the date of Enel Chile’s capital increase was able to exercise such right by paying exclusively in cash for those shares.

As of the closing date of these financial statements, the number of shares that have exercised their preemptive subscription rights is 47,860,124 shares, paying for each share Ch$82.00, and therefore the capital increased by Ch$3,924,530,168.

•      Merger with Enel Green Power Latin America:

The reorganization resulted in the merger of EGPL with Enel Chile, a process that took place after the tender offer was declared successful, which took effect on April 2, 2018. As a result of this merger, Enel Chile’s capital stock increased by Ch$1,071,727,278,668, equivalent to 13,069,844,862 shares, corresponding to 827,205,371 shares of EGPL owned by Enel S.p.A., using an exchange of 15.8 shares of Enel Chile for 1 share of EGPL.

The movements in the number of shares of Enel Chile as a result of the corporate reorganization process described above are detailed below:

Number of outstanding shares of Enel Chile prior to the reorganization	49,092,772,762

	Number of shares	Ratio for exchange of shares	Number of shares
Public Offer of Shares in Generation Chile (1):
Purchased shares - national market	2,582,336,287	2.88	7,432,144,598
Purchased shares - ADS	170,759,880	2.88	491,455,473
Total Public Offer of Shares	2,753,096,167		7,923,600,071

Preferential right shares Enel Chile (2):
Shares paid for by shareholders	47,860,124		47,860,124
Total preferential right	47,860,124		47,860,124

Merger with EGPL (3):
Enel SpA shares	827,205,371	15.8	13,069,844,861
Total Merger with EGPL	827,205,371		13,069,844,861

Repurchase of shares (4):
Rights exercised for withdrawal by minority shareholders of Enel Chile	(967,520,598)		(967,520,598)
Total repurchase of shares	(967,520,598)		(967,520,598)

Number of issued shares in Enel Chile after merger			69,166,557,220

Total number of capital shares issued			70,134,077,818
Total number of own shares in portfolio			(967,520,598)
Number of issued shares in Enel Chile after merger			69,166,557,220

(1) The total amount associated with the issuance of these new shares was ThCh$649,730,695.

(2) The payment made by minority shareholders of Enel Chile was ThCh$3,924,530.

(3) The valuation of the capital increase due to the merger was ThCh$1,071,727,279.

(4) The total amount paid for the share repurchase was ThCh$72,388,009.

Subsequent to the corporate reorganization process, Enel SpA will continue to be the ultimate controlling parent, through its majority shareholding in Enel Chile, and the former minority shareholders of Enel Generación Chile, together with the current minority shareholders of Enel Chile, will have their corresponding non-controlling interests in Enel Chile.

27.2 Dividends

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
1	Final	05-24-2016	2.09338	2015
2	Interim	01-27-2017	0.75884	2016
3	Final	05-26-2017	2.47546	2016
4	Interim	01-26-2018	0.75642	2017
5	Final	05-18-2018	2.24134	2017
6	Interim	01-25-2019	0.45236	2018

27.3 Foreign currency translation reserves

The following table sets forth foreign currency translation adjustments attributable to the shareholders of the Company for the years ended December 31, 2018 and 2017

	For the years ended December 31,
	2018	2017
Reserves for Accumulated Currency Translation Differences	ThCh$	ThCh$
GasAtacama Chile S.A.	302,222	6,416,189
GNL Chile S.A.	900,483	560,194
Enel Green Power Chile Group	100,452,131	—
TOTAL	101,654,836	6,976,383

27.4 Restrictions on consolidated subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Company. The Group’s restricted net assets as of December 31, 2018 and 2017 from its subsidiary Enel Generación Chile S.A. totaled ThCh$712,519,037 and ThCh$456,844,078, respectively.

27.5 Other reserves

Other reserves within Equity attributable to Enel Chile for the years ended December 31, 2018 and 2017, are as follows:

	Balance at January 1, 2018	2018 Changes	Balance at December 31, 2018
Other reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	6,976,383	94,678,453	101,654,836
Cash flow hedges (b)	(32,849,736)	(159,020,809)	(191,870,545)
Available-for-sale financial assets	11,284	(243)	11,041
Other miscellaneous reserves (c)	(971,468,479)	(1,313,999,417)	(2,285,467,896)
TOTAL	(997,330,548)	(1,378,342,016)	(2,375,672,564)

	Balance at January 1, 2017	2017 Changes	Balance at December 31, 2017
Other reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	9,222,933	(2,246,550)	6,976,383
Cash flow hedges (b)	(76,218,470)	43,368,734	(32,849,736)
Available-for-sale financial assets	9,955	1,329	11,284
Other comprehensive income from non-current assets held for sale (*)	1,632,724	(1,632,724)	—
Other miscellaneous reserves (c)	(969,740,120)	(1,728,359)	(971,468,479)
TOTAL	(1,035,092,978)	37,762,430	(997,330,548)

(*) See note 5.

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

c)              Other miscellaneous reserves:The main items and their effects are the following:

	For the years ended
	2018	2017	2016
Other Miscellaneous Reserves	ThCh$	ThCh$	ThCh$
Reserve for corporate reorganization (“Spin-Off”) (i)	(534,057,733)	(534,057,733)	(532,330,290)
Reserve for transition to IFRS (ii)	(457,221,836)	(457,221,836)	(457,221,836)
Reserve for subsidiaries transactions (iii)	12,502,494	12,502,494	12,502,494
Reserves for Tender Offer of Enel Generation “Reorganization of Renewable Assets” (iv)	(910,437,224)	—	—
Reserves “Reorganization of Renewable Assets” (v)	(407,354,462)	—	—
Other Miscellaneous Reserves (iv)	11,100,865	7,308,596	7,309,512
TOTAL	(2,285,467,896)	(971,468,479)	(969,740,120)

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

(iii)    Reserve for subsidiaries transactions: Corresponds to the effect of acquisition of equity interests in subsidiaries entities under common control.

(iv)    Reserve Tender Offer Enel Generación “Reorganization”: Represents the difference between the book value of the non-controlling interests acquired as part of the Tender Offer directed at the acquisition of all the shares issued by the subsidiary Enel Generación (see Note 6.i).

(v)     Reserve “Reorganization”: Corresponds to the reserve constituted by the merger of Enel Green Power Latin America with Enel Chile, materialized on April 2, 2018. It represents the recognition of the resulting difference between the capital increase in Enel Chile (correspond to market value participation over Enel Green Power Chile and subsidiaries) and the carrying amount of Enel Green Power Latin America that became part of the share capital in the distributable net assets to the owners of Enel Chile, as a result of the merger (see Note 6. iii).

(vi)    Other miscellaneous reserves from transactions made in prior years.

27.6 Non-controlling Interests

The detail of non-controlling interests is as follows:

		Non-controlling Interests
		Equity			Profit (Loss)
	12-31-2018	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016
Companies	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	0.91%	6,965,769	6,223,363	6,441,611	1,112,709	961,490	1,210,871
Enel Generación Chile S.A.	6.45%	127,136,175	784,999,394	680,725,188	42,883,953	167,465,216	173,299,349
Empresa Eléctrica Pehuenche S.A.	7.35%	10,310,215	9,963,472	10,008,502	6,885,422	5,649,253	6,512,893
Sociedad Agrícola de Cameros Ltda.	42.50%	2,342,160	2,596,764	2,636,470	(254,604)	(39,706)	(38,707)
Geotermica del Norte SA	15.41%	53,693,407	—	—	(187,989)	—	—
Empresa Nacional de Geotermia SA	49.00%	993,295	—	—	41,780	—	—
Parque Eolico Talinay Oriente SA	38.63%	51,702,606	—	—	662,374	—	—
Other		(208,365)	(205,346)	(209,417)	(5,825)	(984)	126,845
TOTAL		252,935,262	803,577,647	699,602,354	51,137,820	174,035,269	181,111,251

28.  REVENUE AND OTHER OPERATING INCOME.

The detail of revenues for the years ended December 31, 2018, 2017 and 2016, is as follows:

	For the years ended December 31,
	2018	2017	2016
Revenues	ThCh$	ThCh$	ThCh$
Energy sales	2,202,078,088	2,262,090,558	2,312,643,619
Generation	1,034,975,160	1,082,749,256	1,141,725,803
Regulated customers	643,494,066	726,166,640	805,079,958
Non-regulated customers	357,725,928	285,623,737	234,641,908
Spot market sales	33,755,166	70,958,879	102,003,937
Distribution	1,167,102,928	1,179,341,302	1,170,917,816
Residential	455,840,910	435,769,231	431,610,828
Business	378,092,990	386,608,105	379,037,776
Industrial	209,252,478	225,736,231	229,878,875
Other consumers (1)	123,916,550	131,227,735	130,390,337
Other sales	123,345,383	107,362,797	73,607,457
Natural gas sales	103,717,558	91,652,707	64,443,715
Sales of products and services	19,627,825	15,710,090	9,163,742
Revenue from other services	84,936,988	114,648,227	129,592,804
Tolls and transmission	20,311,403	39,812,005	51,014,073
Metering equipment leases	5,024,944	4,945,609	4,555,779
Public lighting	12,181,969	13,449,852	12,660,894
Engineering and consulting services	10,027,472	3,414,472	14,304,336
Services for construction of junctions	14,711,796	15,514,433	14,359,194
Works in specific facilities and networks	8,425,251	13,932,537	21,397,176
Other services	14,254,153	23,579,319	11,301,352
Total Revenues	2,410,360,459	2,484,101,582	2,515,843,880

Other Operating Income	ThCh$	ThCh$	ThCh$
Commodity derivatives	9,819,777	20,328,649	10,794,682
Other income (2)	36,981,190	18,548,051	14,928,257
Total other income	46,800,967	38,876,700	25,722,939

(1)    For the year ended December 31, 2018, it includes revenues from energy sales to municipalities of ThCh$36,878,861; government entities of ThCh$20,246,633; agricultural sector entities of ThCh$6,173,077, and other of ThCh$60,617,979. For the year ended December 31, 2017, it includes revenues from energy sales to municipalities of ThCh$36,165,698; government entities of ThCh$20,080,121; agricultural sector entities of ThCh$5,811,319; and other of ThCh$69,170,597.

(2)         For the year ended December 31, 2018, this includes Central Tarapacá indemnization for ThCh$21,987,899, (ThCh$0 for 2017), recovery of revenue from customers with unrecorded consumption for ThCh$2,847,740 (ThCh$1,968,203 for 2017), late payment income for ThCh$675,202 (ThCh$1,299,470 for 2017), and other income for ThCh$11,470,349 (ThCh$15,280,378 for 2017).

29.  RAW MATERIALS AND CONSUMABLES USED.

The detail of raw materials and consumables used for the years ended December 31, 2018, 2017 and 2016, is as follows:

	For the years ended December 31,
	2018	2017	2016
Raw materials and consumables used	ThCh$	ThCh$	ThCh$
Energy purchases	(747,646,603)	(902,434,871)	(891,746,884)
Fuel consumption	(231,028,169)	(280,739,362)	(295,148,838)
Transportation costs	(166,875,801)	(155,879,249)	(195,123,118)
Other raw materials and consumables	(146,626,543)	(175,733,439)	(115,400,740)
Total	(1,292,177,116)	(1,514,786,921)	(1,497,419,580)

30.  EMPLOYEE BENEFITS EXPENSE.

Employee expenses for the years ended December 31, 2018, 2017 and 2016, are as follows:

	For the years ended December 31,
	2018	2017	2016
Employee Benefits Expense	ThCh$	ThCh$	ThCh$
Wages and salaries	(102,897,710)	(100,653,880)	(100,938,761)
Post-employment benefit obligations expense	(1,881,202)	(2,091,205)	(1,899,660)
Social security and other contributions	(13,405,944)	(13,150,402)	(21,260,007)
Other employee expenses	(4,945,478)	(5,608,290)	—
Total	(123,130,334)	(121,503,777)	(124,098,428)

31.  DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses for the years ended December 31, 2018, 2017 and 2016, are as follows:

	For the years ended December 31,
	2018	2017	2016
	ThCh$	ThCh$	ThCh$
Depreciation	(202,971,892)	(145,873,065)	(155,826,620)
Amortization	(12,215,408)	(6,811,041)	(5,833,990)
Subtotal	(215,187,300)	(152,684,106)	(161,660,610)
Impairment (Losses) Reversals (*)	(5,562,897)	(7,937,817)	(35,926,710)
Total	(220,750,197)	(160,621,923)	(197,587,320)

	For the years ended December 31,
	Generation			Distribution			Other			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
(*) Impairment Losses	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Impairment losses of financial assets (See Note 11.d)	(100,900)	55,494	—	(4,676,808)	(7,993,311)	(5,141,179)	—	—	—	(4,777,708)	(7,937,817)	(5,141,179)
Investment property (See Note 1.p and 19)	—	—	—	—			(779,825)	—	—	(779,825)	—	—
Impairment losses of other assets	(5,364)	—	(30,785,531)	—	—	—	—	—	—	(5,364)	—	(30,785,531)
Total	(106,264)	55,494	(30,785,531)	(4,676,808)	(7,993,311)	(5,141,179)	(779,825)	—	—	(5,562,897)	(7,937,817)	(35,926,710)

32.  OTHER EXPENSES.

Other miscellaneous operating expenses for the years ended December 31, 2018, 2017 and 2016, are as follows:

	For the years ended December 31,
	2018	2017	2016
Other Expenses	ThCh$	ThCh$	ThCh$
Other supplies and services	(22,910,010)	(17,064,008)	(23,962,717)
Professional, outsourced and other services	(43,762,468)	(58,622,123)	(55,571,694)
Repairs and maintenance	(49,671,615)	(13,999,283)	(11,030,522)
Indemnities and fines	(455,825)	(776,011)	(3,046,557)
Taxes and charges	(4,415,819)	(5,105,235)	(4,972,995)
Insurance premiums	(15,794,761)	(13,277,718)	(17,148,278)
Leases and rental costs	(4,494,358)	(2,969,436)	(3,250,503)
Marketing, public relations and advertising	(2,440,070)	(2,501,027)	(3,736,414)
Written-off Huechún and Chillán projects (*)	—	—	(36,480,223)
Written-off projects in progress (*)	—	(25,105,911)	—
Other supplies	(10,774,808)	(11,188,148)	(6,132,681)
Travel expenses	(2,825,604)	(3,445,944)	(3,190,662)
Environmental expenses	(9,664,683)	(7,769,230)	(2,245,891)
Total	(167,210,021)	(161,824,074)	(170,769,137)

(*)     See Note 18.e.viii.

33.  OTHER GAINS (LOSSES).

Other gains (losses) for the years ended December 31, 2018, 2017 and 2016, are as follows:

	For the years ended December 31,
	2018	2017	2016
Other Gains (Losses)	ThCh$	ThCh$	ThCh$
Gain on sale of GNL Quintero S.A. (**)	—	—	121,325,018
Gain on sale of Electrogas (*)	—	105,311,912	—
Gain on sale of assets	3,024,549	7,779,531	—
Other	385,830	149,753	165,044
Total	3,410,379	113,241,196	121,490,062

(*)         See Note 5.

(**)  See Note 15.

34.  FINANCIAL RESULTS.

Financial income and costs for the years ended December 31, 2018, 2017 and 2016, are as follows:

	For the years ended December 31,
	2018	2017	2016
Financial Income	ThCh$	ThCh$	ThCh$
Income from deposits and other financial instruments	9,612,575	8,377,023	5,733,428
Interests charged to customers in energy accounts and billing	7,140,984	8,556,587	—
Other financial income	3,180,909	4,729,078	17,372,473
Total Financial Income	19,934,468	21,662,688	23,105,901

	For the years ended December 31,
	2018	2017	2016
Financial Costs	ThCh$	ThCh$	ThCh$
Financial Costs	(122,184,189)	(53,510,882)	(58,199,382)
Bank loans	(20,701,774)	(12,585)	(2,034,277)
Secured and unsecured obligations	(62,255,300)	(42,708,253)	(44,268,489)
Financial leasing	(739,069)	(811,172)	(780,953)
Valuation of financial derivatives	1,183,228	(1,067,820)	(824,922)
Financial provisions (1)	(3,176,001)	(2,347,087)	(2,551,211)
Post-employment benefit obligations (2)	(2,750,376)	(2,678,300)	(2,517,406)
Debt formalization expenses and other associated expenses	(9,373,412)	(836,174)	—
Capitalized borrowing costs	6,435,646	4,078,463	3,001,211
Other financial costs (3)	(30,807,131)	(7,127,954)	(8,223,335)
Loss from indexed assets and liabilities (*)	(818,146)	916,666	1,631,840
Foreign currency exchange differences (**)	(7,807,197)	8,516,874	12,978,471
Total Financial Costs	(130,809,532)	(44,077,342)	(43,589,071)

Total Financial Results	(110,875,064)	(22,414,654)	(20,483,170)

(1)         See note 25.

(2)         See note 26.

(3)         For the year ended December 31, 2018, interest cost of ThCh$23,253,535 were incurred with Enel Finance International NV (ThCh$0 in 2017).

The effects on financial results from the application of indexed assets and liabilities and exchange differences originated from the following

	For the years ended December 31,
	2018	2017	2016
Profit (losses) from Indexed Assets and Liabilities (*)	ThCh$	ThCh$	ThCh$
Other financial assets	7,676,500	4,659,933	7,237,000
Trade and other receivables	1,197,498	155,158	1,077,086
Current tax assets and liabilities	3,469,752	1,654,538	2,349,415
Other financial liabilities (financial debt and derivative instruments)	(9,390,716)	(5,551,163)	(9,014,858)
Trade and other payables	15,145	(1,800)	(16,803)
Result for hyperinflation (1)	(3,786,325)	—	—
Total	(818,146)	916,666	1,631,840

	For the years ended December 31,
	2018	2017	2016
Foreign Currency Exchange Differences (**)	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	(415,962)	2,931,086	240,451
Other financial assets	5,733,173	10,895,862	25,476,638
Trade and other receivables	191,946	390,764	2,595,997
Current tax assets and liabilities	(1,903,963)	(188,270)	—
Other financial liabilities (financial debt and derivative instruments)	(5,726,246)	(4,358,937)	(18,538,354)
Trade and other payables	(5,379,210)	(1,152,505)	3,203,739
Other non-financial liabilities	(306,935)	(1,126)	—
Total	(7,807,197)	8,516,874	12,978,471

(1)   Corresponds to the financial effect from the application of IAS 29 Financial Reporting in Hyperinflationary Economies on the branch owned by GasAtacama Group in Argentina (See Note 7)

35.  INFORMATION BY SEGMENT

35.1 Basis of segmentation

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

Generation Business: The Generation Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers. The generation business is conducted in Chile by our subsidiaries Enel Generación Chile S.A., Empresa Eléctrica Pehuenche S.A. and Gasatacama Chile S.A., and our group engaged in the development and exploitation of renewable energies with wind energy subsidiaries: Parque Eólico Tal Tal S.A., Parque Eólico Valle de los Vientos S.A. and Parque Talinay Oriente S.A., geothermal subsidiaries: Geotérmica del Norte S.A. and Empresa Nacional de Geotermia S.A., wind and solar energy subsidiaries from Enel Green Power del Sur SpA, and subsidiary Empresa Eléctrica Panguipulli S.A. engaged in hydroelectric, solar and wind generation. The rest are engaged in diverse projects and are: Diego de Almagro Matriz SpA, Almeyda Solar SpA.

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

The following tables present details of this information by segment:

35.2 Generation, distribution and others

	Generation		Distribution		Holdings, eliminations and others		Total
	12-31-2018	12-31-2017	12-31-2018	12-31-2017	12-31-2018	12-31-2017	12-31-2018	12-31-2017
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS	997,843,912	658,599,127	296,453,471	261,378,069	(297,349,611)	135,159,356	996,947,772	1,055,136,552
Cash and cash equivalents	155,591,949	211,027,141	4,969,412	42,594,390	84,610,563	165,834,495	245,171,924	419,456,026
Other current financial assets	39,507,485	20,523,276	62,226	61,887	733,462	41,899	40,303,173	20,627,062
Other current non-financial assets	14,074,044	13,136,459	5,648,807	4,940,347	2,683,237	709,085	22,406,088	18,785,891
Trade and other current receivables	254,374,451	207,208,820	218,310,327	195,505,229	5,485,289	4,254,488	478,170,067	406,968,537
Current accounts receivable from related companies	422,492,265	109,797,820	59,827,152	6,305,806	(428,148,357)	(44,247,580)	54,171,060	71,856,046
Inventories	48,221,915	31,740,903	3,528,174	3,049,576	5,211,554	4,896,463	56,961,643	39,686,942
Current tax assets	63,581,803	65,164,708	4,107,373	8,920,834	32,074,641	3,670,506	99,763,817	77,756,048
Non-current assets classified as held for sale	—	—	—	—	—	—	—	—

NON-CURRENT ASSETS	4,625,205,545	2,895,863,063	982,926,699	893,633,579	882,940,148	850,139,814	6,491,072,392	4,639,636,456
Other non-current financial assets	6,554,114	33,391,398	26,410	26,806	689,145	—	7,269,669	33,418,204
Other non-current non-financial assets	42,006,844	12,853,460	2,600,071	959,679	1,097	—	44,608,012	13,813,139
Trade and other non-current receivables	1,565,812	1,032,922	41,993,899	34,272,234	16,968,132	877,243	60,527,843	36,182,399
Investments accounted for using the equity method	12,873,531	16,912,454	—	—	—	—	12,873,531	16,912,454
Intangible assets other than goodwill	68,776,401	18,607,972	41,963,796	34,236,891	4,632,196	2,326,041	115,372,393	55,170,904
Goodwill	32,500,603	24,860,356	2,240,478	2,240,478	880,303,644	860,156,821	915,044,725	887,257,655
Property, plant and equipment	4,442,872,809	2,788,204,501	893,246,804	821,234,672	(27,471,980)	(23,752,036)	5,308,647,633	3,585,687,137
Investment property	—	—	—	—	7,557,356	8,356,772	7,557,356	8,356,772
Deferred tax assets	18,055,431	—	855,241	662,819	260,558	2,174,973	19,171,230	2,837,792

TOTAL ASSETS	5,623,049,457	3,554,462,190	1,279,380,170	1,155,011,648	585,590,537	985,299,170	7,488,020,164	5,694,773,008

	Generation		Distribution		Holdings, eliminations and others		Total
	12-31-2018	12-31-2017	12-31-2018	12-31-2017	12-31-2018	12-31-2017	12-31-2018	12-31-2017
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	909,428,562	543,356,500	450,182,594	408,687,871	(142,147,004)	(135,227,725)	1,217,464,152	816,816,646
Other current financial liabilities	196,141,320	18,815,434	2	14	214,524,493	—	410,665,815	18,815,448
Trade and other current payables	317,337,886	309,883,528	156,939,551	176,411,186	80,008,887	69,683,804	554,286,324	555,978,518
Current accounts payable to related companies	337,986,306	122,862,944	258,410,862	207,909,593	(438,460,843)	(211,159,565)	157,936,325	119,612,972
Other current provisions	5,195,377	5,296,635	—	—	393,409	339,536	5,588,786	5,636,171
Current tax liabilities	12,563,801	66,933,261	5,114,119	94,246	—	—	17,677,920	67,027,507
Other current non-financial liabilities	40,203,872	19,564,698	29,718,060	24,272,832	1,387,050	5,908,500	71,308,982	49,746,030

NON-CURRENT LIABILITIES	1,846,575,202	1,022,091,736	63,065,351	61,965,918	686,751,678	6,937,051	2,596,392,231	1,090,994,705
Other non-current financial liabilities	1,028,833,254	781,978,145	—	—	677,000,249	—	1,705,833,503	781,978,145
Trade and other non-current payables	2,556,521	632,642	27,172	27,182	487	—	2,584,180	659,824
Non-current accounts payable to related companies	447,193,802	318,518	—	—	—	—	447,193,802	318,518
Other long-term provisions	91,898,262	63,992,567	13,973,113	14,430,270	—	—	105,871,375	78,422,837
Deferred tax liabilities	260,950,163	160,293,916	21,335,014	18,786,185	(4,205,123)	(6,856,420)	278,080,054	172,223,681
Non-current provisions for employee benefits	15,143,200	14,875,948	27,503,399	28,412,505	13,956,065	13,793,471	56,602,664	57,081,924
Other non-current non-financial liabilities	—	—	226,653	309,776	—	—	226,653	309,776

EQUITY	2,867,045,693	1,989,013,954	766,132,225	684,357,859	40,985,863	1,113,589,844	3,674,163,781	3,786,961,657
Equity attributable to Enel Chile	2,867,045,693	1,989,013,954	766,132,225	684,357,859	40,985,863	1,113,589,844	3,421,228,519	2,983,384,010
Issued capital	1,137,185,366	552,777,321	230,137,980	230,137,980	2,587,168,133	1,446,193,674	3,954,491,479	2,229,108,975
Retained earnings	1,626,928,911	1,398,018,156	852,296,368	769,928,443	(564,427,666)	(416,341,016)	1,914,797,613	1,751,605,583
Share Premium	85,511,492	85,511,492	354,220	354,220	(85,865,712)	(85,865,712)	—	—
Treasury shares	—	—	—		(72,388,009)	—	(72,388,009)
Other reserves	17,419,924	(47,293,015)	(316,656,343)	(316,062,784)	(1,823,500,883)	169,602,898	(2,375,672,564)	(997,330,548)
Non-controlling interests	—	—	—	—	—	—	252,935,262	803,577,647

Total Liabilities and Equity	5,623,049,457	3,554,462,190	1,279,380,170	1,155,011,648	585,590,537	985,299,170	7,488,020,164	5,694,773,008

	Generation			Distribution			Holdings, eliminations and others			Total
	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018		12-31-2017		12-31-2016
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$		ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES AND OTHER OPERATING INCOME	1,580,653,088	1,634,937,087	1,659,727,329	1,263,224,072	1,326,658,860	1,315,760,852	(386,715,734)	(438,617,665)	(433,921,362)	2,457,161,426		2,522,978,282		2,541,566,819
Revenues	1,540,352,133	1,599,032,140	1,639,959,816	1,254,943,604	1,322,422,609	1,310,175,226	(384,935,278)	(437,353,167)	(434,291,162)	2,410,360,459		2,484,101,582		2,515,843,880
Energy sales	1,425,942,129	1,457,671,722	1,516,688,442	1,170,129,333	1,180,426,814	1,172,700,558	(393,993,374)	(376,007,978)	(376,745,382)	2,202,078,088		2,262,090,558		2,312,643,618
Other sales	103,779,801	94,452,287	64,638,599	16,411,425	12,741,568	8,968,859	3,154,157	168,942	—	123,345,383		107,362,797		73,607,458
Other services rendered	10,630,203	46,908,131	58,632,775	68,402,846	129,254,227	128,505,809	5,903,939	(61,514,131)	(57,545,780)	84,936,988		114,648,227		129,592,804
Other operating income	40,300,955	35,904,947	19,767,513	8,280,468	4,236,251	5,585,626	(1,780,456)	(1,264,498)	369,800	46,800,967		38,876,700		25,722,939
RAW MATERIALS AND CONSUMABLES USED	(709,506,221)	(903,978,006)	(895,060,114)	(972,499,918)	(1,055,708,050)	(1,042,329,385)	389,829,023	444,899,135	439,969,919	(1,292,177,116	)0	(1,514,786,921	)0	(1,497,419,580)
Energy purchases	(213,114,437)	(346,954,692)	(335,731,822)	(926,385,346)	(938,067,783)	(936,965,119)	391,853,181	382,587,604	380,950,057	(747,646,602	)0	(902,434,871	)0	(891,746,884)
Fuel consumption	(231,028,169)	(280,739,362)	(295,148,838)	—	—	—	—	—	—	(231,028,169	)0	(280,739,362	)0	(295,148,838)
Transportation expenses	(154,044,158)	(152,869,838)	(192,502,995)	(9,816,883)	(63,009,956)	(60,454,433)	(3,014,761)	60,000,545	57,834,310	(166,875,802	)0	(155,879,249	)0	(195,123,118)
Other miscellaneous supplies and services	(111,319,457)	(123,414,114)	(71,676,459)	(36,297,689)	(54,630,311)	(44,909,833)	990,603	2,310,986	1,185,552	(146,626,543	)0	(175,733,439	)0	(115,400,740)
CONTRIBUTION MARGIN	871,146,867	730,959,081	764,667,215	290,724,154	270,950,810	273,431,467	3,113,289	6,281,470	6,048,557	1,164,984,310		1,008,191,361		1,044,147,239
Other work performed by the entity and capitalized	8,663,737	7,226,484	9,758,304	6,667,947	6,630,130	6,338,547	1,379,279	532,373	1	16,710,963		14,388,987		16,096,852
Employee benefits expense	(61,991,737)	(54,222,470)	(60,350,072)	(32,598,818)	(38,449,551)	(35,557,457)	(28,539,779)	(28,831,756)	(28,190,899)	(123,130,334)		(121,503,777)		(124,098,428)
Other expenses	(104,190,567)	(102,821,020)	(119,303,215)	(64,179,201)	(61,942,592)	(52,077,948)	1,159,747	2,939,538	612,026	(167,210,021)		(161,824,074)		(170,769,137)
GROSS OPERATING INCOME	713,628,300	581,142,075	594,772,232	200,614,082	177,188,797	192,134,609	(22,887,464)	(19,078,375)	(21,530,315)	891,354,918		739,252,497		765,376,526
Depreciation and amortization expense	(179,901,682)	(117,337,553)	(132,600,381)	(36,677,957)	(36,685,324)	(30,399,304)	1,392,339	1,338,771	1,339,075	(215,187,300)		(152,684,106)		(161,660,610)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(106,264)	55,494	(30,785,531)	(4,676,808)	(7,993,311)	(5,141,179)	(779,825)	—	—	(5,562,897)		(7,937,817)		(35,926,710)
OPERATING INCOME	533,620,354	463,860,016	431,386,320	159,259,317	132,510,162	156,594,126	(22,274,950)	(17,739,604)	(20,191,240)	670,604,721		578,630,574		567,789,206
FINANCIAL RESULT	(86,621,659)	(36,610,248)	(35,678,632)	6,088,801	6,411,837	8,579,316	(30,342,206)	7,783,757	6,616,146	(110,875,064)		(22,414,654)		(20,483,170)
Financial income	8,727,356	5,273,672	6,150,751	11,166,433	12,894,635	14,289,185	40,679	3,494,381	2,665,965	19,934,468		21,662,688		23,105,901
Cash and cash equivalents	5,673,621	3,077,708	2,150,797	1,633,373	1,975,564	1,680,365	2,305,581	3,323,751	—	9,612,575		8,377,023		3,831,162
Other financial income	3,053,735	2,195,964	3,999,954	9,533,060	10,919,071	12,608,820	(2,264,902)	170,630	2,665,965	10,321,893		13,285,665		19,274,739
Financial costs	(82,878,715)	(50,851,829)	(55,701,778)	(6,724,490)	(7,094,366)	(6,488,659)	(32,580,984)	4,435,313	3,991,055	(122,184,189)		(53,510,882)		(58,199,382)
Bank borrowings	(9,269,535)	(261)	(2,033,835)	(5,374)	(12,299)	(476)	(11,426,865)	(25)	—	(20,701,774)		(12,585)		(2,034,311)
Secured and unsecured obligations	(43,965,839)	(42,708,253)	(44,268,489)	—	—	—	(18,289,461)	—	—	(62,255,300)		(42,708,253)		(44,268,489)
Other	(29,643,341)	(8,143,315)	(9,399,454)	(6,719,116)	(7,082,067)	(6,488,183)	(2,864,658)	4,435,338	3,991,055	(39,227,115)		(10,790,044)		(11,896,582)
Profit (loss) from indexed assets and liabilities	(2,480,291)	145,608	606,075	1,616,607	761,262	974,891	45,538	9,796	50,874	(818,146)		916,666		1,631,840
Foreign currency exchange differences	(9,990,009)	8,822,301	13,266,320	30,251	(149,694)	(196,101)	2,152,561	(155,733)	(91,748)	(7,807,197)		8,516,874		12,978,471
Positive	26,031,044	19,563,838	48,546,664	209,555	58,288	609,359	3,851,302	134,942	65,643	30,091,901		19,757,068		49,221,666
Negative	(36,021,053)	(10,741,537)	(35,280,344)	(179,304)	(207,982)	(805,460)	(1,698,741)	(290,675)	(157,391)	(37,899,098)		(11,240,194)		(36,243,195)
Share of profit of associates accounted for using the equity method	3,190,240	(2,696,904)	7,878,201	—	—	1,818	—	—	(1,819)	3,190,240		(2,696,904)		7,878,200
Other gains (losses)	3,434,503	113,088,869	121,490,974	—	157,458	(831)	(24,124)	(5,131)	(81)	3,410,379		113,241,196		121,490,062
Gain (loss) from other investments	409,954	105,462,769	121,457,430	—	4,026	(831)	(24,124)	(5,131)	(81)	385,830		105,461,664		121,456,518
Gain (loss) from the sale of property, plant and equipment	3,024,549	7,626,100	33,544	—	153,432	—	—	—	—	3,024,549		7,779,532		33,544
Income before tax	453,623,438	537,641,733	525,076,863	165,348,118	139,079,457	165,174,429	(52,641,280)	(9,960,978)	(13,576,994)	566,330,276		666,760,212		676,674,298
Income tax	(113,783,941)	(112,099,519)	(83,216,935)	(42,967,123)	(34,030,322)	(32,589,362)	3,268,545	2,787,540	4,403,115	(153,482,519)		(143,342,301)		(111,403,182)
Net income from continuing operations	339,839,497	425,542,214	441,859,928	122,380,995	105,049,135	132,585,067	(49,372,735)	(7,173,438)	(9,173,879)	412,847,757		523,417,911		565,271,116
Net income from discontinued operations	—	—	—	—	—	—	—	—	—	—		—		—
NET INCOME	339,839,497	425,542,214	441,859,928	122,380,995	105,049,135	132,585,067	(49,372,735)	(7,173,438)	(9,173,879)	412,847,757		523,417,911		565,271,116
Net income attributable to:	339,839,497	425,542,214	441,859,928	122,380,995	105,049,135	132,585,067	(49,372,735)	(7,173,438)	(9,173,879)	412,847,757		523,417,911		565,271,116
Shareholders of Enel Chile	—	—	—	—	—	—	—	—	—	361,709,937		349,382,642		384,159,865
Non-controlling interests	—	—	—	—	—	—	—	—	—	51,137,820		174,035,269		181,111,251

	Generation			Distribution			Holdings, eliminations and others			Total
	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF CASH FLOWS
Cash flows from (used in) operating activities	638,607,494	488,167,382	490,177,558	117,692,384	170,628,958	148,354,968	(20,774,356)	(23,182,620)	(23,847,670)	735,525,522	635,613,720	614,684,856
Cash flows from (used in) investing activities	(451,284,432)	(91,867,647)	(34,631,759)	(123,070,452)	(74,464,531)	(55,007,620)	(1,307,204,810)	19,866,401	26,150,787	(1,881,559,694)	(146,465,777)	(63,488,592)
Cash flows from (used in) financing activities	(249,051,150)	(301,835,211)	(374,835,378)	(32,268,227)	(76,923,085)	(88,519,047)	1,247,896,253	61,162,775	17,487,453	966,576,876	(317,595,521)	(445,866,972)

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services

36.       THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS.

36.1 Direct guarantees.

As of December 31, 2018 and 2017, the Group had future energy purchase commitments amounting to ThCh$8,404,005 and ThCh$16,493,309, respectively.

36.2 Indirect guarantees

				Debtor			Outstanding balance as of
Type	Contract	Maturity	Creditor of Guarantee	Company	Relationship	Type of Guarantee	Currency	12-31-2018	12-31-2017
Secured	Bonds Serie B (1)	October 2028	Bondholders of Enel Américas’ Bonds	Enel Américas S.A.	Entities demerged from original debtor Enersis S.A. (codebtor Enel Chile S.A.) (1)	Codebtor	USD	22,798	31,294
Aval	Credit Opening Agreement	September 2019	Bilbao Viscaya Argentina Bank, Chile	Enel Green Power Chile Limitada	Subsidiary	Codebtor	USD	100,000
Aval	Credit Opening Agreement	December 2020	Bilbao Viscaya Argentina Bank, Chile	Enel Green Power Chile Limitada	Subsidiary	Codebtor	USD	150,000
Aval	Credit Opening Agreement	December 2021	Bilbao Viscaya Argentina Bank, Chile	Empresa Electrica Panguipulli S.A	Subsidiary	Codebtor	USD	150,000

(1)             As a result of the Enersis’ Spin-Off and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Américas S.A.

36.3 Lawsuits and Arbitration Proceedings.

As of the date of these consolidated financial statements, the most relevant litigation involving the Company and its subsidiaries are as follows:

1.              Enel Chile S.A.

1.1. Inversiones Tricahue S.A., a minority shareholder of Empresa Eléctrica Pehuenche S.A., requested in the 22nd Civil Court of Santiago the appointment of an arbitrator, to hear and resolve the arbitration claim that Inversiones Tricahue S.A. seeks to bring against Empresa Eléctrica Pehuenche S.A., Enel Generación Chile S.A., Enel Chile S.A., and the directors of these three companies, for the alleged damages that the Pehuenche management allegedly inflicted on the minority shareholders, as a result of the Project Elqui reorganization and the development of Pehuenche’s electricity generation business.

Once the request for the appointment of an arbitrator was presented, the three defendant companies and their directors submitted numerous objections, all of which were rejected by the ruling of June, 2018. Subsequently, Mr. Nelson Contador was designated as a referee judge whom accepted the position. The companies and their directors appealed the appointment of arbitrator judge, granting said recourse in the only devolutive effect.  Against this resolution, the defendants filed an appeal to the ruling claiming that said appeal should have been granted in both cases ordering the suspension of the sentence while the appeals are resolved. On the other hand, the plaintiff also filed an appeal to the ruling, urging that the appeals granted not be processed, as far as it seems, the resolution that the arbitrator appointed does not admit an appeal. Both resources are pending resolution.

2.              GasAtacama Chile S.A.

2.1. By means of ORD No. 5,705 of May 23, 2016, the Superintendency of Electricity and Fuels, filed charges against GasAtacama Chile S.A. for providing allegedly erroneous information to the centralized operating agent of the national CDEC-SING with respect to the Technical Minimum (MT) and Average Time of the Operation parameters (TMO) during the period between January 1, 2011 and October 29, 2015, GasAtacama Chile S.A. presented its objections, which were rejected by the Superintendency’s Resolution No. 014606 of August 4 of 2016, which imposed a fine of 120,000 UTM (ThCh $5,802,360). In opposition to the above mentioned resolution of the Superintendency that applied the fine, GasAtacama Chile S.A. submitted a request for reconsideration before the Superintendency, which was rejected through Resolution No. 15908, dated November 2, 2016, which confirms the totality of the fine imposed. In opposition to the resolution, GasAtacama Chile S.A. filed a claim of illegality before the Court of Appeals of Santiago, recognizing a provision for 25% of the fine. The Court of Appeals of Santiago, meanwhile, on April 9, 2019, issued a ruling that reduced the fine imposed from 10,000 UTA (120,000 UTM) to 500 UTA. Both the Superintendency of Electricity and Fuels and GasAtacama Chile S.A. filed appeals before the Supreme Court against this ruling, which is pending admissibility, hearing and resolution.

3.              Enel Distribución Chile S.A.

3.1 The attorney, Ms. Nicole Vasseur Porcel, as legal representative of Ms. Camila Paz Castillo Abarca and her minor daughter Ms. Kimora Belén Fernández Castillo, and Ms. Graciela Rodríguez Mundaca, filed a lawsuit against Chilectra S.A. (now Enel Distribución Chile S.A.) for a total amount of ThCh$600,000 (ThCh$200,000 each) for alleged punitive damages due to death of her spouse, father and son, respectively, Mr. Patricio Javier Fernández Rodríguez (deceased), which occurred on February 21, 2012 as a result of the injuries suffered by his fall from a street lighting pole after a truck passing through hooked the power lines attached to such a pole and caused it to fall. On February 24, 2016, Enel Distribución Chile requested the abandonment of the legal proceeding (together with the suspension of the proceeding and the file), before which the plaintiff did not make any presentation. The request for abandonment of the proceeding is still pending resolution.

3.2  Ms. Evelyn del Carmen Molina González, on her own behalf and on behalf of her minor daughters Maite Alué Letelier Molina and Daniela Anaís Letelier Molina, filed a lawsuit against Chilectra S.A. (now Enel Distribución Chile S.A.) and its subcontractor Sociedad de Servicios Personales para el Área Eléctrica Limitada (“SSPAEL”) for a total amount of ThCh$2,000,000 (ThCh$1,000,000 for the first plaintiff and ThCh$500,000 for each of the latter two plaintiffs) for punitive damages due to death of their spouse and father, respectively, Mr. David Letelier Riveros (deceased), which occurred on May 25, 2013 as a result of the injuries suffered by electrocution and falling from a street lightning pole on which he was working. On November 24, 2017 Enel Distribución Chile filed an appeal against the ruling, raising the antecedents to the Court of Appeals of Santiago on December 4, 2017, in relation to the case since December 20, 2017. On December 21, 2018 the sentence is confirmed  by the Court of Appeals.

3.3       A class action lawsuit sponsored by the National Consumer Board (SERNAC) for alleged breach of the collective, diffuse interest of the consumers as provided for in the Consumer Protection Law, for which they petitioned that Enel Distribución Chile S.A. should be fined for the breach of the above-mentioned law, and also that it should be ordered to pay compensation for damages caused to all of the consumers as a result of the interruption of the electricity supply that affected a large part of the Metropolitan Region as a result of the inclement weather front, specifically a snowstorm, in July 2017. On November 13, 2017 Enel Distribución Chile answered the complaint. Enel Distribución Chile believes that the expected outcome of the litigation is remote, considering the background that is at hand. It is worth mentioning that in this case the amount of compensation claimed is indeterminate. Besides, 35 new consumers have joined the lawsuit. A summons to a conciliation hearing is pending.

3.4       Ms. Ximena Acevedo Herrera, Benjamín Jiménez Acevedo, Francisco Jiménez Acevedo, Nancy Garrido Muñoz, Juan Carlos Jiménez Rocuant, Carolina Jiménez Garrido and Natalia Jiménez Garrido filed a lawsuit against Ingeniería Eléctrica Azeta Ltda and Enel Distribución Chile S.A. for a total amount of ThCh$878,227 (ThCh$28,226 for lost profits and ThCh$850,000 for punitive damages) due to the death of their spouse, father, son, and brother, Mr. Juan Pablo Jiménez Garrido (deceased), which occurred on February 22, 2013 as a result of a head trauma caused by a bullet. Enel Distribución Chile is a defendant in its capacity as the contractor of Azeta. On May 31, 2018, the plaintiff requested nullity of the hearing of the case due to the impediment of appearing due to force majeure, evacuating the transfer of Enel Distribución Chile on June 15, 2018, which was rejected on June 28, 2018.

3.5       Mr. Víctor Hugo Coronado González; Ms. Francia Magali Bustos Uribe, both on their behalf and on behalf of their minor daughter Nicolson Rocío Coronado Bustos, and of Víctor Ignacio Coronado Bustos, filed a lawsuit against Enel Distribución Chile for a total amount of  ThCh$704,860 (ThCh$264,860 for lost profits and ThCh$440,000 for punitive damages) due to the accident that occurred on June 22, 2015 and affected Mr. Víctor Hugo Coronado González who received an electrical discharge and suffered severe injuries. On July 30, 2018, the confessional evidence was presented by the plaintiff. On August 9, 2018 the expert report was released. On August 14, 2018 the plaintiff presented its observations of the evidence. On August 23, 2018 the court summoned the parties to hear the ruling. Enel Distribución Chile filed a request for reconsideration against the resolution summoned the parties to hear the ruling alleging that there was evidence pending. However, the court rejected the request for reconsideration.

3.6       By means of Exempt Resolution No. 21,036 of November 3, 2017, the Superintendency of Electricity and Fuels confirmed the fine of 35,611 UTM imposed on Enel Distribución Chile S.A., when it ruled against the request for reconsideration of the ruling filed on January 14, 2016, against Exempt Resolution No. 11,750 of December 29, 2015 because it considered that, in the period 2013-2014, Enel Distribución Chile had repeatedly exceeded the supply continuity indices stipulated in the law. In opposition to the aforementioned ruling, Enel Distribución presented an appeal before the Court of Appeals of Santiago on November 28, 2017. On July 12, 2018, the expert (appointed by the Court) summoned the recognition hearing, which was rejected by the Court in a ruling dated July 26, 2018. On August 1, 2018, Enel Distribución Chile filed a request for reconsideration against said ruling. On August 8, 2018, the expert informed the Court that he had assumed a public position that disqualified him from providing the expert testimony, which the Court took into account in a ruling dated August 9, 2018. On the same date, Enel Distribución Chile requested a hearing for the appointment of a new expert, which hearing was held on September 21, 2018, because the Superintendency of Electricity and Fuels did not appear at the hearing.

3.7       By means of Exempt Resolution No. 24805 dated July 20, 2018, the Superintendency of Electricity and Fuels confirmed the fine imposed on Enel Distribución Chile S.A. for 80,000 UTM, when it rejected the request for reconsideration filed against Exempt Resolution No. 21788 of December 29, 2017 based on the fact that Enel Distribución Chile kept more than 100,000 customers without electricity supply for a period exceeding 20 hours, in relation to the power outage that occurred on July 15, 2017 (the snowstorm event). In opposition to the aforementioned resolution, Enel Distribución Chile presented an appeal before the Court of Appeals of Santiago on August 7, 2018. On August 21, 2018, the Court heard the appeal, requesting a report from the Superintendency of Electricity and Fuels, which was released on September 7, 2018. On September 10, 2018, Enel Distribución Chile requested that a probationary period be opened. On September 26, 2018 the parties were summoned to make their closing arguments, and the Court rejected the request to open a probationary period.

3.8       By means of Exempt Resolution No. 24821 dated July 23, 2018, the Superintendency of Electricity and Fuels confirmed the fine imposed on Enel Distribución Chile S.A. for 10,000 UTM, when it rejected the request for reconsideration against Exempt Resolution No. 21790 dated December 29, 2017 based on the fact that Enel Distribución Chile did not provide an adequate and timely customer service to the power outage that occurred on July 15, 2017 (the snowstorm event), which resulted from not having adequate customer service and information systems. In opposition to the aforementioned resolution, Enel Distribución Chile filed an appeal with the Court of Appeals of Santiago on August 7, 2018.

3.9       By means of Exempt Resolution No. 19,939 dated August 11, 2017, the Superintendency of Electricity and Fuels imposed a fine of 70,000 UTM on Enel Distribución Chile for the delay of more than 20 hours in the restoration of the electricity supply for 23,359 customers with respect to the inclement weather front that occurred June 16, 2017. On August 23, 2018, Enel Distribución Chile filed a request for reconsideration against this resolution. On July 9, 2018, Enel Distribución Chile filed an appeal before the Court of Appeals of Santiago. By resolution of July 23, 2018, the Court heard the appeal, requesting a report from the Superintendency of Electricity and Fuels, which was released on August 8, 2018. By resolution of August 13, 2018, the parties were summoned to make their closing arguments. On August 14, 2018, Enel Distribución Chile requested the opening of a probationary period, which the court rejected in a decision dated August 28, 2018. On August 29, 2018, Enel Distribución Chile filed a request for reconsideration against said decision, which was also rejected on September 11, 2018.

In relation to the litigation described above, the Group has established provisions for ThCh $12,634,688 as of December 31, 2018 (see Note 25). Although there are other lawsuits that also have associated provisions but are not described in this note because they individually represent immaterial amounts, the management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks resulting from litigation because it does not consider there to be any additional liabilities other than those specified.

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

1.        Cross Default

Some of the financial debt contracts of Enel Generación Chile contain cross default clauses, Enel Chile’s bank credit under the law of the State of New York, signed in January 2018 and that expires in July 2019, does not refer to any of its subsidiaries. Therefore, the cross default can only be caused by default on another debt of Enel Chile. For the acceleration of the debt in this loan due to the cross default originating in other debts, the amount in default, whether at individual or aggregate debt level, must exceed US $ 100 million, or its equivalent in other currencies, and other additional conditions must be met, including the expiry of grace periods (if any in the contract in default) and formal notice of the intention to accelerate the debt by creditors representing more than 50% of the amount owed or committed. This loan was obtained in March 2018. As of December 31, 2018, the outstanding amount for this loan was ThUS$212,736,908.

Regarding the Enel Chile bond registered with the SEC, commonly called “Yankee bonds”, a cross default might be triggered by another debt of the Company on an individual level, or of any Chilean subsidiary, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$150 million, or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of the specific series of Yankee bonds. The Yankee bond of Enel Chile matures in 2028. As of December 31, 2018, the outstanding amount for the Yankee Bond was ThUS$678,787,835.

The credit agreement governed by Chilean law, which Enel Generación Chile signed in March 2016, and wich expired on March 2019,for UF 2.8 million, stipulates that cross default is only triggered in the event of non-compliance by the borrower itself, i.e., Enel Generación Chile, with no reference made to its subsidiaries. In order to accelerate payment of the debt in this credit line due to cross default originated from other debt, the amount in default must exceed US$50 million, , or the equivalent in other currencies, and other additional conditions must be met such as the expiration of any grace periods. Since being signed, this credit line has not been used. Enel Generación Chile’s international credit agreement governed by New York State law, which was signed in February 2016 expiring in February 2020, also makes no reference to its subsidiaries, thus, cross default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross default originated from other debt the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of December 31, 2018, these credit lines have not been drawn upon.

In relation to the bond issues of Enel Generación Chile registered with the SEC, commonly called “Yankee bonds”, a cross default can be triggered by another debt of the same company or of any of their subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by at least 25% of the bondholders of a certain series of Yankee bonds. The Yankee bonds of Enel Generación Chile mature in 2024, 2027, 2037 and 2097. For the specific Yankee bond that was issued in April 2014 with maturity in 2024, the threshold for triggering cross default increased to US$50 million or its equivalent in other currencies. As of December 31, 2018, the outstanding amount of the Yankee bonds was ThCh$ 497,233,719.

The Enel Generación Chile bonds issued in Chile state that cross default can be triggered only by the default of the issuer when the amount in default exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of December 31, 2018, the outstanding amount of the local bonds was ThCh$329,260,529.

The bank loan that Enel Green Power Chile took out in February 2017 for US$30 million states that the cross default is triggered by default of the debtor itself, i.e. Enel Green Power Chile, or any material subsidiary, as defined contractually . For the acceleration of the debt of this debt due to the cross default arising from another debt, the amount in default, either on an individualor aggregate debt level , must exceed US$50 million, or its equivalent in other currency. As of December 31, 2018, the outstanding amount for this loan was ThUS20,859,907.

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

The Enel Generación Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

•      Consolidated Debt Ratio: The consolidated debt ratio, which is Financial Debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities and Total Equity. As of December 31, 2018, the ratio was 0.30.

•      Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enel Generación Chile. As of December 31, 2018, the equity of Enel Generación Chile was Ch$1,970,521 million.

•      Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus financial income and dividends received from investments in associates, and ii) financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the year ended December 31, 2018, this ratio was 12.23.

•      Net Asset Position with Related Companies: A net asset position with related companies of no more than US$100 million must be maintained. The Net asset position with related companies is the difference between i) the sum of current accounts receivable from related parties, non-current accounts receivable from related parties, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation, and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and ii) the sum of current accounts payable to related parties; non-current accounts payable to related parties, less transactions in the ordinary course of business at less than 180 days term; short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation. As of December 31, 2018, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$125 million, indicating that Enel Américas is a net creditor of Enel Generación Chile rather than a net debtor.

Series M

•      Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company and Non-controlling interests. As of December 31, 2018, the debt ratio was 0.30.

•      Consolidated Equity: Same as for Series H.

•      Financial Expense Coverage Ratio: Same as for Series H

•      Enel Generación Chile’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in July 2019 and February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

•      Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of Enel Generación Chile, and Non-controlling interests. As of December 31, 2018, the ratio was 0.42.

•      Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses / (reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of December 31, 2018, the Debt/EBITDA ratio was 1.44.

Yankee bonds are not subject to financial covenants.

As of December 31, 2018, the most restrictive financial covenant for Enel Generación Chile was the Debt Equity Ratio requirement for two credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of December 31, 2018 and 2017, neither the Company nor any company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

37.  PERSONNEL FIGURES

The Company’s personnel as of December 31, 2018 and 2017, is distributed as follows:

	December 31, 2018
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total	Annual Average
Chile	57	1,824	155	2,036	2,070
Argentina	—	7	19	26	26
Total	57	1,831	174	2,062	2,096

	December 31, 2017
Country	Managers and key executives	Professionals and Technicians	Staff and others	Total	Annual Average
Chile	63	1,747	113	1,923	1,968
Argentina	—	23	2	25	25
Total	63	1,770	115	1,948	1,993

38.  SANCTIONS.

The following Group companies  have received sanctions from administrative authorities:

Subsidiaries

1. Enel Generación Chile S.A.

As of December 31, 2018, the illegality claims against Resolution No. 2658 of the Bío Bío Regional Health Ministry, which imposed a fine of 500 UTM (ThCh$24,177) for alleged infractions by Enel Generación Chile S.A. for alleged violations to the asbestos removal approved by the health authority are still pending.

The request for reconsideration of the sanctioning process before the Bío Bío Regional Health Ministry, initiated by Act 180566, for an amount of  500 UTM (ThCh$24,177), for alleged infringements in compliance with obligations related to waste disposal regulations in the Cantarrana landfill is also pending.

Likewise, the Valparaíso Regional Health Ministry initiated sanction proceedings for inspection report No. 1705213, for alleged breaches of obligations and regulations related to the Noise Exposure Protocols and other health surveillance regulations at the Quintero plant. The amount of this sanction is 500 UTM (ThCh$24,177).

2. GasAtacama Chile S.A.

As of December 31, 2018, there are pending two requests for reconsideration claimed against the Tarapacá Regional Health Ministry’s resolutions, through inspection records Nos. 011599 and 766, that imposed fines on GasAtacama Chile S.A. for 500 UTM each (ThCh$24,177).

In addition, there is pending resolution before the Coquimbo Regional Health Ministry a health summary for an amount of 500 UTM (ThCh$24,177).

3. Enel Distribución Chile S.A.

As of Dember 31, 2018, the administrative reconsideration filed by Enel Distribución Chile against resolutions issued by the Superintendency of Electricity and Fuels which imposed fines for a total of  20,000 UTM (ThCh$967,060) related to various infractions as a result of the snowstorm that occurred in Santiago on July 15, 2017, is still pending.

Also, the resolution of a request for reconsideration filed by Enel Distribución Chile against the Superintendency of Electricity and Fuels Resolution No. 13,630 dated May 23, 2016, which imposed a fine of 2,000 UTM (ThCh$96,706) for infractions related to improper maintenance of the facilities, is still pending

By means of Exempt Resolution No. 24,870 dated July 25, 2018, the Superintendency of Electricity and Fuels imposed on Enel Distribución Chile S.A. a fine equivalent to 6,000 UTM (ThCh$290,118) for the accident that occurred on July 15, 2017 in the property located at calle Bombero Núñez No. 40 in the Commune of Recoleta, in which the underground distribution network of Enel Distribución Chile was linked. Enel Distribución filed a request for reconsideration against this resolution, which to date is pending resolution.

The judicial claim filed against Exempt Resolution No. 16,475 of the Superintendency of Electricity and Fuels, which imposed a fine of 2,000 UTM (ThCh$96,706), and which was confirmed by Exempt Resolution No. 21,129, is also pending resolution.

Finally, through Exempt Resolution No. 19154 dated June 22, 2017, the Superintendency of Electricity and Fuels imposed on Enel Distribución Chile S.A. a fine equivalent to 1,500 UTM (ThCh$72,530), for failing to comply with the obligation to preserve the security and maintenance of its facilities, as a result of a failure that affected the Quilicura substation. An illegality claim was filed in the Court of Appeals of Santiago, which was rejected on August 2, 2018. On August 14, 2018, an appeal was filed before the Supreme Court, which is pending resolution.

4. Enel Green Power Chile Ltda.

By means of Exempt Resolution No. 23787 dated May 14, 2018, the Superintendence of Electricity and Fuels imposed a fine of 1,000 UTM (ThCh$48,353) on Enel Green Power del Sur SpA for having infringed an alleged duty of coordination during failures that occurred on May 7 and 13 and June 1, 2016 on the Los Buenos Aires-Nahuelbuta line, associated with the Los Buenos Aires wind plant, owned by Enel Green Power del Sur SpA. A request for reconsideration was filed against the aforementioned resolution based on the fact that the supposed duty of coordination did not exist.

By means of Exempt Resolution No. 4372 dated September 7, 2018, which ratified a fine of US$ 173,250 imposed by the Regional Ministry of National Property of Antofagasta (“Seremi”) against Parque Eólico Taltal SA due to a delay in the construction of the wind farm of the same name. The fine is based on the Heavy Use Concession Contract signed with the Seremi with respect to the land where the wind farm is located. This contract provided for a maximum construction term, which was exceeded by 14 days.

In relation to the sanctions described above, the Group has established provisions for ThCh$1,818,688 as of December 31, 2018 (see Note 25). Although there are other sanctions that also have associated provisions but are not described in this note because they individually represent immaterial amounts, the management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks resulting from sanctions because it does not consider there to be any additional liabilities other than those specified.

39.  ENVIRONMENT.

Environmental expenses for the years ended December 31, 2018 and 2017 are as follows:

				12-31-2018						12-31-2017
			Project Status (Finished, In	Total Disbursements	Amounts Capitalized	Expenses	Disbursement amount in the future	Estimated future disbursement date	Total Disbursements	Total Disbursements
Company Incurring the Cost	Name	Project	progress)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Pehuenche	Hydroelectric Central Environmental Expenditures	C.H. Pehuenche E E Pehuenche S.A. Supply of flow measurement equipment.	In progress	48,574	48,574	—	—	—	48,574	6,787
		Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS), thermoelectric power stations and combine cycle power stations.	In progress	62,560	—	62,560	—		62,560	—
Enel Distribución Chile S.A.	Vegetation Control In Redesat	It consists of cutting branches until the safety conditions to which the foliage must be left with respect to the drivers.	In progress	134,394	—	134,394	19,654		154,048	306,419
		Pruning of trees near the medium voltage network	In progress	5,790,042	2,472,768	3,317,274	502,599	31/03/2019	6,292,641
	Management Respel	Dangerous waste management	Finished	1,780	—	1,780	—	30/06/2018	1,780
	Environmental management in Ssee	The service consists of the maintenance of green areas with replacement of species and turf in Enel substations enclosures	Finished	15,383	—	15,383	36,633	31/12/2018	52,016
		The service consists in the weeding and control of weeds in electric power substations in order to keep the enclosures free of weeds, ensuring a good operation of these facilities.	In progress	46,339	—	46,339	568	31/03/2018	46,907
	ENVIRONMENTAL PERMITS	Environmental Impact Statement: 1) New Lampa Sectioning Substation and 2) Ochagavia - Florida Line, Sanjon La Aguada Section	In progress	1,767	1,767	—	5,203	31/03/2019	6,970
	VEGETATION CONTROL IN MT / BT NETWORKS	Improvement in the traditional network by calpe (pre-assembled aluminum cable)	In progress	19,416	19,416	—	373,059	31/03/2019	392,475
	IMPROVEMENTS IN THE MT NETWORK	Network replacement for weardown MT protected cable	In progress	158,086	158,086	—	18,056	31/03/2019	176,142
	CHANGE OF TRAD X CALPE NETWORK	Traditional network replacement by Calpe (Pre-assembled aluminum cable) BT	In progress	851,792	851,792	—	530,712	31/03/2019	1,382,504
	REPLACEMENT TD DAE CONCENTRICA X TD. TRIF. RED CALPE	Concentrical network replacement by Calpe (Pre-assembled aluminum cable) BT	In progress	712,455	712,455	—	295,961	31/03/2019	1,008,416
	REPLACE TRIFAS TRANSFORMERS MEJ QUALITY BT	Replacement of transformers with chargeability problems		1,288,155	1,288,155	—	1,353,909	31/03/2019	2,642,064
	ENVIRONMENTAL MANAGEMENT	Environmental Management of Reforestation in Cerro Chena and Metropolitan Park.		5,831	—	5,831	803	31/03/2019	6,634
	Removal of Asbestos from Underground Cables	Removal of flame retardant tape with asbestos from the underground network MT.	In progress	265,577	146,300	119,277	118,337	31/03/2019	383,914	203,724
Gas Atacama Chile	Environmental monitoring	Environmental monitoring with SK Ecología operation and maintenance CEMS.	In progress	797,543	—	797,543	—		797,543	1,463,204
	Standardization Cems	Normalización bodegas, gestión ambiental.	In progress	645,302	645,302	—	—		645,302	1,021,630
	Hydraulic power stations	Waste management and sanitation	In progress	11,567	—	11,567			11,567
Enel Generación Chile S.A.	ENVIRONMENTAL EXPENSES CC.TT.	The main expenses incurred are: Bocamina U1-2: Operation and maintenance monitoring of air and meteorological quality stations, Environmental audit, monitoring network 1 a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements , SGI Works (Objective NC, inspections, audits and inspection) ISO 14001, OHSAS certification, Operation and Maintenance Service CEMS.	In progress	2,102,056	—	2,102,056	—		2,102,056	1,252,355
		Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (C.T.)	In progress	2,867,523	—	2,867,523	—		2,867,523	251,277
	ENVIRONMENTAL EXPENSES CC.HH.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric power plants (C.H.)	In progress	183,156	—	183,156	—		183,156	870,281
	C.H. Ralco	Plan Ralco: Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In progress	4,542,216	4,542,216	—	—		4,542,216	5,075,137
	Central Quintero	CEMS Central Quinteros	In progress	417,194	417,194	—	—		417,194	1,290,133
		Total		20,968,708	11,304,025	9,664,683	3,255,494		24,224,202	11,740,947

			12-31-2017
			Project Status (Finished, In	Total Disbursements	Amounts Capitalized	Expenses	Disbursement amount in the future	Estimated future disbursement date	Total Disbursements
Company Incurring the Cost	Name	Project	progress)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Pehuenche	Hydroelectric Central Environmental Expenditures	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS), thermoelectric power stations and combine cycle power stations.	In progress	6,786	—	6,786	—		6,787
Enel Distribución Chile S.A.	Vegetation Control In Redesat	This activity contemplates the maintenance of the band of easement of high voltage lines between 34,5 y 500kv.	In progress	306,419	—	306,419	—	31/12/2017	306,419
	Management Respel	Dangerous waste management	Finished	265	—	265	—	30/09/2017	265
	Environmental management in Ssee	Tree maintenance of SSEE and removal of brush, debris and garbage, outer perimeter.	In progress	239,285	—	239,285	18,644		257,929
		Consider all the environmental work that is done inside and outside of SSEE, as fumigation, placement and/or repair of rodent baits, irrigation system repair, waste removal, environmental inspections, garden	Finished	46,771	—	46,771	—	31/12/2017	46,771
	Improvements in the Network M T/Bt	Traditional network replacement by protected, concentric, other	Finished	3,066,846	3,066,846	—	1,957,246	30/09/2017	5,024,092
	Environmental Permits	Baseline for Environmental Impact Study, execution RCA and normative, preparation of reports and sectoral permits.	In progress	68,001	68,001	—	34,811	31/03/2018	102,812
	Vegetation Control in Networks Mt/Bt	Pruning of trees near the media network and low voltage.	In progress	3,313,454	—	3,313,454	—	31/12/2017	3,313,454
	Noise Control	Noise measurement and electromagnetic fields in substation, lines and other facilities.	In progress	786	—	786	—	31/12/2017	786
	Asbestos Removal from Underground Cables	Removal of fireproof tape with asbestos from the underground network MT.	In progress	166,434	166,434	—	37,290	31/12/2017	203,724
	Arborizations of Substations and Sat Line	Forest management plans, reforestations, construction and maintenance of tree-lined belts in substation.	In progress	251,740	251,740	—	20,390	31/12/2017	272,130
Gas Atacama Chile	Environmental monitoring	Environmental monitoring with SK Ecología operation and maintenance CEMS.	In progress	1,463,204	—	1,463,204	—		1,463,204
	Standardization Cems	Normalización bodegas, gestión ambiental.	In progress	1,021,630	1,021,630	—	—		1,021,630
Eolica Canela	Environmental expenditures in power plants	Water quality analysis and monitoring and Higenization Canela	In progress	18,347	—	18,347	—		18,347
Enel Generación Chile S.A.	Environmental costs in combined cycle plants	The main expenses incurred are: Bocamina U1-2: Operation and maintenance, monitoring stations air quality and meteorology, Environmental audit monitoring network 1 per year. Annual Validation CEMS, Protocol Service Biomasa Environmental Materials (magazine, books) Isokinetic Measurements. Jobs SGI (Objetive NC, inspections, audits and fizcalization) ISO 14001, certification OHSAS, Operation and Maintenance Service CEMS.	In progress	1,252,355	—	1,252,355	—		1,252,355
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, retirement and final disposal of solid waste in thermoelectric plants (C.T.)	In progress	870,281	—	870,281	—		870,281
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, retirement and final disposal of solid waste in hydroelectric power plants (C.H.)	In progress	251,277	—	251,277	—		251,277
	Ralco Hydroelectric Plant	Reforestation according to the agreement with the Catholic University and Electrification of housing in Ayin Maipu.	In progress	5,075,137	5,075,137	—	—		5,075,137
	Tal Tal Thermal Plant	Dejection Nox TalTal: Engineering Civil Works and permits	In progress	1,290,133	1,290,133	—	—		1,290,133
	El Toro Hydroelectric Plant	Withdrawal Domestic and Industrial Waste	In progress	—	—	—	—		—
		Total		18,709,151	10,939,921	7,769,230	2,068,381		20,777,533

40.  SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES.

As of December 31, 2018 and 2017, summarized financial information of our principal subsidiaries is as follows:

	December 31, 2018
	Type of Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile	Consolidated	296,453,470	982,926,699	1,279,380,169	450,182,594	63,065,351	766,132,224	1,279,380,169	1,263,224,070	(972,499,916)	290,724,154	200,614,083	159,259,319	6,088,801	165,348,120	(42,967,123)	122,380,997	(600,422)	121,780,574
Enel Generación Chile	Separate	548,220,314	2,725,004,288	3,273,224,602	569,928,285	938,139,971	1,765,156,347	3,273,224,603	1,454,348,386	(1,051,644,602)	402,703,784	300,148,133	226,154,177	(49,980,539)	378,187,852	(42,255,124)	335,932,728	(101,720,204)	234,212,523
Enel Distribución Chile	Separate	288,632,068	975,441,251	1,264,073,319	424,550,547	62,721,352	776,801,421	1,264,073,320	1,259,689,827	(971,366,398)	288,323,429	199,676,810	159,625,438	5,418,883	165,044,321	(43,812,619)	121,231,702	(598,985)	120,632,717
Empresa Eléctrica Pehuenche S.A.	Separate	51,279,432	179,693,183	230,972,615	44,459,384	46,238,191	140,275,039	230,972,614	162,768,188	(21,539,174)	141,229,014	135,558,558	128,068,159	224,543	128,348,399	(34,669,191)	93,679,208	—	93,679,208
Enel Green Power Chile Ltda.	Separate	162,710,963	669,741,595	832,452,558	113,123,832	125,240,941	594,087,786	832,452,559	12,831,131	(15,655)	12,815,476	2,521,606	1,702,927	(5,337,680)	71,323,446	1,601,922	72,925,368	71,701,018	144,626,386
Empresa Electrica Panguipulli S.A.	Separate	16,052,462	255,481,676	271,534,138	59,681,465	131,671,924	80,180,749	271,534,138	45,097,744	(5,320,421)	39,777,323	32,476,777	18,680,884	(1,954,238)	16,726,646	(2,647,884)	14,078,762	(3,643,974)	10,434,788
Geotermica del Norte S.A.	Separate	21,765,295	347,871,452	369,636,747	20,910,840	293,675	348,432,232	369,636,747	17,023,794	(2,109,769)	14,914,025	13,168,978	2,001,882	(3,676,151)	(1,674,269)	454,355	(1,219,914)	45,243,420	44,023,506
Parque Eolico Talinay Oriente S.A.	Separate	63,831,605	87,493,829	151,325,434	6,173,259	18,876,242	126,275,934	151,325,435	10,058,036	(2,434,415)	7,623,621	5,310,400	1,014,857	1,312,902	2,327,759	(613,097)	1,714,661	16,552,523	18,267,184
Enel Green Power del Sur	Separate	129,849,852	655,431,547	785,281,399	44,078,091	467,399,245	273,804,063	785,281,399	94,473,391	(21,024,045)	73,449,346	60,053,812	37,537,228	(24,991,814)	12,545,413	(3,455,173)	9,090,240	34,497,623	43,587,863
Grupo Enel Green Power	Consolidated	344,469,181	1,628,444,820	1,972,914,001	334,639,971	768,719,376	869,554,654	1,972,914,001	183,008,879	(22,330,367)	160,678,512	131,378,740	69,236,957	(38,674,306)	30,471,438	(8,837,176)	21,634,262	173,923,954	195,558,216
Grupo Enel Generación Chile	Consolidated	672,467,353	2,996,760,726	3,669,228,079	593,881,208	1,077,855,824	1,997,491,047	3,669,228,079	1,529,364,081	(818,284,050)	711,080,031	582,249,559	464,383,396	(47,947,351)	423,152,001	(104,946,765)	318,205,236	(106,994,091)	211,211,145
Grupo GasAtacama Chile S.A.	Consolidated	154,726,337	601,914,918	756,641,255	61,155,091	94,466,222	601,019,942	756,641,255	271,433,789	(94,746,408)	176,687,381	146,123,452	109,465,013	1,808,644	115,039,230	(27,946,019)	87,093,211	(5,273,886)	81,819,325

	December 31, 2017
	Type of Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile S.A.	Consolidated	261,378,069	893,633,580	1,155,011,649	408,687,866	61,965,918	684,357,865	1,155,011,649	1,333,027,456	(1,062,076,645)	270,950,811	177,188,798	132,510,164	6,411,839	139,079,732	(34,030,322)	105,049,408	1,515,176	106,564,584
Enel Generación Chile S.A.	Separate	590,543,532	2,602,962,586	3,193,506,118	489,875,667	891,083,155	1,812,547,296	3,193,506,118	1,629,277,585	(1,140,707,431)	488,570,154	364,131,027	285,498,271	(37,647,691)	528,254,308	(60,153,339)	468,100,969	72,617,351	540,718,320
Enel Distribucion Chile S.A.	Separate	257,229,219	887,681,380	1,144,910,599	393,273,852	61,523,557	690,113,190	1,144,910,599	1,330,023,450	(1,060,875,186)	269,148,264	176,635,873	133,340,940	5,252,070	138,806,087	(35,037,127)	103,768,960	1,543,151	105,312,110
Empresa Eléctrica Pehuenche S.A.	Separate	35,369,243	186,760,346	222,129,589	38,310,560	48,261,590	135,557,439	222,129,589	152,501,383	(36,289,330)	116,212,053	110,957,039	103,556,904	(395,231)	103,206,672	(26,346,081)	76,860,591	—	76,860,591
Grupo Enel Generación Chile S.A.	Consolidated	662,804,359	2,891,657,830	3,554,462,189	543,356,500	1,022,091,737	1,989,013,952	3,554,462,189	1,634,937,088	(903,978,007)	730,959,081	581,142,074	463,860,015	(36,610,248)	537,641,733	(112,099,519)	425,542,214	67,663,516	493,205,730
Grupo GasAtacama Chile S.A.	Consolidated	182,143,224	611,319,090	793,462,314	75,370,131	83,894,880	634,197,303	793,462,314	307,272,380	(170,752,796)	136,519,584	106,213,750	70,509,184	1,432,674	80,142,531	(25,417,139)	54,725,392	(3,338,115)	51,387,277

41.  SUBSEQUENT EVENTS.

Enel Generación Chile

On April 24, 2019, Enel Generación Chile S.A.  (“Enel Generación”) announced in a significant event filing that in connection with the contracts for the purchase and sale of power and electricity informed through a significant event issued on May 5, 2016, Anglo American Sur S.A. (“AngloAmerican”) and Enel Generación have signed an Agreement called “Payment of Compensation for Exit Clause, Settlement and Transaction for Contracts for the Purchase and Sale of Power and Electricity for Los Bronces, El Soldado and Chagres” (the “Agreement”), by virtue of which it has been agreed to anticipate the date of termination of the contracts as of February 20, 2020 and the payment of the respective exit compensation that corresponds to Enel Generación, in accordance with both the provisions of the contracts and the aforementioned Agreement.

As of this date, it is not possible to reasonably quantify the financial effect of the early termination date in the results of Enel Generación. The financial effects will depend on factors that affect the behavior of the electricity market, such as, among others, the price of fuels; the hydrological conditions; growth of demand and international inflation rates, which to date are not possible to determine.

There have been no other subsequent events between January 1, 2019 and the issuance date of these consolidated financial statements.

APPENDIX 1 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Group’s consolidated financial statements. The detail of assets and liabilities denominated in foreign currency is as follows:

		12-31-2018	12-31-2017
ASSETS	Foreign Currency	ThCh$	ThCh$
Cash and cash equivalents		245,171,924	419,456,026
	U.S. dollar	16,575,872	14,016,336
	Euros	103,847	11,594
	Argentine peso	6,057,793	6,263,345
	Chilean peso non-adjustable	222,434,412	399,164,751
Other current financial assets		40,303,173	20,627,062
	U.S. dollar	38,969,410	20,441,150
	Chilean peso non-adjustable	644,618	185,912
	U.F.	689,145	—
Other current non- financial assets		22,406,088	18,785,891
	U.S. dollar	2,832,782	902,026
	Argentine peso	917,718	32,621
	Chilean peso non-adjustable	17,838,717	17,851,244
	U.F.	816,871	—
Trade and other current receivables		478,170,067	406,968,537
	U.S. dollar	3,193,959	5,273,104
	Euros	3,905	—
	Argentine peso	30,517	1,073,072
	Chilean peso non-adjustable	474,941,686	399,483,872
	U.F.	—	1,138,489
Current accounts receivable from related companies		54,171,060	71,856,046
	U.S. dollar	6,997,861	22,793,820
	Euros	26,475,919	42,663,049
	Real	23,329	—
	Chilean peso non-adjustable	20,673,951	6,399,177
Inventories		56,961,643	39,686,942
	U.S. dollar	4,451,134	—
	Chilean peso non-adjustable	52,510,509	39,686,942
Current tax assets		99,763,817	77,756,048
	U.S. dollar	3,678	—
	Argentine peso	145,845	146,525
	Chilean peso non-adjustable	99,614,294	77,609,523
TOTAL CURRENT ASSETS		996,947,772	1,055,136,552

NON-CURRENT ASSETS	Foreign Currency	12-31-2018	12-31-2017
Other non-current financial assets		7,269,669	33,418,204
	U.S. dollar	4,227,628	30,789,705
	Chilean peso non-adjustable	2,352,896	2,628,499
	U.F.	689,145	—
Other non-current non-financial assets		44,608,012	13,813,139
	U.S. dollar	28,884,680	322,744
	Argentine peso	218,003	378,940
	Chilean peso non-adjustable	15,505,329	12,326,385
	U.F.	—	785,070
Trade and other non-current receivables		60,527,843	36,182,399
	U.S. dollar	17,074,839	—
	Argentine peso	21,255	62,563
	Chilean peso non-adjustable	33,425,943	25,228,146
	U.F.	10,005,806	10,891,690
Investments accounted for using the equity method		12,873,531	16,912,454
	U.S. dollar	46,639	3,783,316
	Argentine peso	—	105,151
	Chilean peso non-adjustable	12,826,892	13,023,987
Intangible assets other than goodwill		115,372,393	55,170,904
	U.S. dollar	44,865,424	—
	Argentine peso	259,479	253,849
	Chilean peso non-adjustable	70,247,490	54,917,055
Goodwill		915,044,725	887,257,655
	Chilean peso non-adjustable	915,044,725	887,257,655
Property, plant and equipment		5,308,647,633	3,585,687,137
	U.S. dollar	1,523,774,815	—
	Argentine peso	15,562,121	15,450,783
	Chilean peso non-adjustable	3,769,310,697	3,570,236,354
Investment property		7,557,356	8,356,772
	Chilean peso non-adjustable	7,557,356	8,356,772
Deferred tax assets		19,171,230	2,837,792
	U.S. dollar	18,055,431	—
	Chilean peso non-adjustable	1,115,799	2,837,792
TOTAL NON-CURRENT ASSETS		6,491,072,392	4,639,636,456

TOTAL ASSETS		7,488,020,164	5,694,773,008

		12-31-2018		12-31-2017
		Less than 90 days	More than 90 days	Less than 90 days	More than 90 days
LIABILITIES	Foreign Currency	ThCh$	ThCh$	ThCh$	ThCh$
Other Current financial liabilities		161,482,001	249,183,814	7,999,866	10,815,582
	U.S. dollar	161,481,999	4,304,811	7,999,743	3,888,150
	Chilean peso non-adjustable	2	212,736,909	123	—
	U.F.	—	32,142,094	—	6,927,432
Trade and other current payables		554,286,324	—	552,328,594	3,649,924
	U.S. dollar	44,138,753	—	16,184,962	—
	Euros	2,347,924	—	3,174,586	—
	Argentine peso	511,460	—	732,777	—
	Chilean peso non-adjustable	503,689,338	—	532,236,269	3,649,924
	U.F.	3,598,849	—	—	—
Current accounts payable to related parties		157,936,325	—	119,612,972	—
	U.S. dollar	324,743	—	9,090,837	—
	Euros	82,619,960	—	28,830,246	—
	Colombian peso	—	—	12,487	—
	Soles	—	—	2,110	—
	Argentine peso	—	—	74,740	—
	Chilean peso non-adjustable	74,991,622	—	81,602,552	—
Other current provisions		3,413,966	2,174,820	384,955	5,251,216
	U.S. dollar	12,510	—	—	—
	Argentine peso	24,667	—	45,419	—
	Chilean peso non-adjustable	3,376,789	2,174,820	339,536	5,251,216
Current tax liabilities		9,725,475	7,952,445	904,248	66,123,259
	U.S. dollar	22,626		—	—
	Argentine peso	—	411,577	146,769	—
	Chilean peso non-adjustable	9,702,849	7,540,868	757,479	66,123,259
Other current non-financial liabilities		71,308,982	—	38,520,088	11,225,942
	U.S. dollar	2,766,862	—	—	—
	Argentine peso	10,061	—	—	—
	Chilean peso non-adjustable	68,532,059	—	38,520,088	11,225,942
TOTAL CURRENT LIABILITIES		958,153,073	259,311,079	719,750,723	97,065,923

		12-31-2018		12-31-2017
		One to five years	More than five years	One to five years	More than five years
LIABILITIES	Foreign Currency	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities		367,293,521	1,338,539,982	51,932,458	730,045,687
	U.S. dollar	244,119,549	1,164,595,519	29,636,407	434,446,795
	Chilean peso non-adjustable	—	—	—	—
	U.F.	123,173,972	173,944,463	22,296,051	295,598,892
Trade and other non-current payables		2,584,180	—	659,824	—
	U.S. dollar	31,124	—	947	—
	Argentine peso	—	—	173,343	—
	Chilean peso non-adjustable	2,553,056	—	485,534	—
Current account payable to related parties		447,193,802	—	318,518	—
	U.S. dollar	447,193,802	—	318,518	—
Other long-term provisions		42,349,208	63,522,167	52,318	78,370,519
	U.S. dollar	12,392,385			—
	Chilean peso non-adjustable	29,956,823	63,522,167	52,318	78,370,519
Deferred tax liabilities		134,078,768	144,001,286	55,844,982	116,378,699
	U.S. dollar	74,730,155	—	—	—
	Argentine peso	—	—	4,459,081	—
	Chilean peso non-adjustable	59,348,613	144,001,286	51,385,901	116,378,699
Non- current provisions for employee benefits		4,116,090	52,486,574	3,434,185	53,647,739
	U.S. dollar	532,225	—	—	—
	Chilean peso non-adjustable	3,583,865	52,486,574	3,434,185	53,647,739
Other non-current non financial liabilities		226,653	—	309,776	—
	Chilean peso non-adjustable	226,653	—	309,776	—
TOTAL NON-CURRENT LIABILITIES		997,842,222	1,598,550,009	112,552,061	978,442,644

TOTAL LIABILITIES		1,955,995,295	1,857,861,088	832,302,784	1,075,508,567

APPENDIX 2 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of these consolidated financial statements.

a)    Portfolio stratification

•                  Trade and other receivables by aging:

	As of December 31, 2018
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	360,967,952	26,520,834	8,065,762	3,947,386	2,096,447	1,400,998	1,945,691	1,528,489	2,863,502	47,716,556	457,053,617	2,046,845
Allowance for doubtful accounts	(1,309,684)	(244,773)	(260,401)	(317,546)	(419,163)	(523,349)	(584,135)	(634,104)	(2,085,824)	(32,774,456)	(39,153,435)	—
Other receivables, gross	60,242,885	—	—	—	—	—	—	—	—	10,353,445	70,596,330	58,480,998
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(10,353,445)	(10,353,445)	—
Total	419,901,153	26,276,061	7,805,361	3,629,840	1,677,284	877,649	1,361,556	894,385	777,678	14,942,100	478,143,067	60,527,843

	As of December 31, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	291,417,828	33,630,393	17,506,620	3,996,144	2,189,405	4,565,337	2,861,581	2,470,973	1,796,958	54,604,283	415,039,522	1,917,828
Allowance for doubtful accounts	(89,762)	(231,131)	(213,455)	(200,097)	(223,821)	(176,789)	(207,518)	(914,480)	(133,045)	(32,270,098)	(34,660,196)	—
Other receivables, gross	26,589,211	—	—	—	—	—	—	—	—	9,213,863	35,803,074	34,264,571
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(9,213,863)	(9,213,863)	—
Total	317,917,277	33,399,262	17,293,165	3,796,047	1,965,584	4,388,548	2,654,063	1,556,493	1,663,913	22,334,185	406,968,537	36,182,399

•                  By type of portfolio:

	December 31, 2018						December 31, 2017
	Non- renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount
Aging of balances	Customers	ThCh$	Customers	ThCh$	Customers	ThCh$	Customers	ThCh$	Customers	ThCh$	Customers	ThCh$
Current	1,370,536	353,865,825	42,898	9,101,666	1,413,434	362,967,491	1,145,472	288,681,858	52,679	4,653,798	1,198,151	293,335,656
1 to 30 days	390,536	25,894,683	19,304	626,151	409,840	26,520,834	451,929	30,202,328	22,869	3,428,065	474,798	33,630,393
31 to 60 days	83,029	7,864,638	6,649	201,124	89,678	8,065,762	133,114	15,573,493	8,780	1,933,127	141,894	17,506,620
61 to 90 days	14,466	3,827,182	2,014	120,204	16,480	3,947,386	22,305	3,228,258	2,795	767,886	25,100	3,996,144
91 to 120 days	7,515	2,007,221	1,182	89,226	8,697	2,096,447	9,505	1,817,086	1,422	372,319	10,927	2,189,405
121 to 150 days	4,393	1,266,995	892	134,003	5,285	1,400,998	7,118	4,216,619	1,093	348,718	8,211	4,565,337
151 to 180 days	3,007	1,697,721	459	247,970	3,466	1,945,691	5,333	2,526,954	699	334,627	6,032	2,861,581
181 to 210 days	2,805	1,446,409	311	82,080	3,116	1,528,489	10,103	2,127,005	446	343,968	10,549	2,470,973
211 to 250 days	3,237	2,772,883	311	90,619	3,548	2,863,502	3,979	1,599,571	394	197,387	4,373	1,796,958
More than 251 days	20,876	47,255,348	5,769	508,514	26,645	47,763,862	125,590	48,307,224	5,593	6,297,059	131,183	54,604,283
Total	1,900,400	447,898,905	79,789	11,201,557	1,980,189	459,100,462	1,914,448	398,280,396	96,770	18,676,954	2,011,218	416,957,350

b)    Portfolio in default and in legal collection process

	As of December 31,
	2018		2017
	Number of	Amount	Number of	Amount
Portfolio in Default and in Legal Collection Process	Customers	ThCh$	Customers	ThCh$
Notes receivable in default	1,876	258,372	1,902	259,560
Notes receivable in legal collection process (*)	2,238	10,450,383	2,744	6,041,670
Total	4,114	10,708,755	4,646	6,301,230

(*)         Legal collections are included in the portfolio in arrears.

c)    Provisions and write-offs

	As of December 31,
	2018	2017
Provisions and Write-offs	ThCh$	ThCh$
Provision for non-renegotiated portfolio	2,312,966	7,928,877
Provision for renegotiated portfolio	2,461,643	8,940
Recoveries of the period	3,099	—
Total	4,777,708	7,937,817

d)    Number and value of operations

	December 31, 2018		December 31, 2017
	Total detail by type of operation	Total detail by type of operation	Total detail by type of operation	Total detail by type of operation
Number and Value of Operations	Last Quarter	Year-to-date	Last Quarter	Year-to-date
Impairment provisions and recoveries:
Number of operations	7,357	19,810	5,376	46,484
Value of operations, in ThCh$	1,596,443	4,777,708	4,058,212	7,937,817

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of these consolidated financial statements.

a)             Portfolio stratification

•                  Trade receivables by aging:

	December 31, 2018
	Current Portfolio	1-30 days	31-60 days	61-90 days	91- 120 days	121- 150 days	151- 180 days	181- 210 days	211- 250 days	More than 251 days	Total Current Gross Portfolio	Total Non- Current Gross Portfolio
Type of Portfolio	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	206,893,035	1,155,988	1,453,308	708,552	203,487	7,836	39,787	483,751	153,929	6,715,665	217,815,338	21,255
- Large customers	198,424,050	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,835,279	205,465,298	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	8,468,985	484,951	1,205,173	567,981	203,263	562	786	440,070	97,883	880,386	12,350,040	21,255
Allowance for impairment	(21,736)	—	—	—	—	—	—	—	—	(1,505,948)	(1,527,684)	—
DISTRIBUTION
Non-renegotiated portfolio	154,074,917	25,364,846	6,612,454	3,238,834	1,892,960	1,393,162	1,905,904	1,044,738	2,709,573	41,000,891	239,238,279	2,025,590
- Mass-market customers	108,952,722	16,661,831	3,571,670	1,427,141	1,076,288	850,571	715,174	531,508	2,195,894	25,496,293	161,479,092	2,000,955
- Large customers	38,529,866	6,924,749	1,662,569	1,225,278	102,522	475	918,487	124,385	164,424	7,945,564	57,598,319	24,635
- Institutional customers	6,592,329	1,778,266	1,378,215	586,415	714,150	542,116	272,243	388,845	349,255	7,559,034	20,160,868	—
Allowance for impairment	(1,287,948)	(244,773)	(260,401)	(317,546)	(419,163)	(523,349)	(584,135)	(634,104)	(2,085,824)	(31,241,508)	(37,598,751)

Total Gross Portfolio	360,967,952	26,520,834	8,065,762	3,947,386	2,096,447	1,400,998	1,945,691	1,528,489	2,863,502	47,716,556	457,053,617	2,046,845
Total allowance for impairment	(1,309,684)	(244,773)	(260,401)	(317,546)	(419,163)	(523,349)	(584,135)	(634,104)	(2,085,824)	(32,747,456)	(39,126,435)	—
Total Net Portfolio	359,658,268	26,276,061	7,805,361	3,629,840	1,677,284	877,649	1,361,556	894,385	777,678	14,969,100	417,927,182	2,046,845

	December 31, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91- 120 days	121- 150 days	151- 180 days	181- 210 days	211- 250 days	More than 251 days	Total Current Gross Portfolio	Total Non- Current Gross Portfolio
Type of Portfolio	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	186,769,753	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	2,857,223	194,311,533	62,563
- Large customers	186,724,468	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	4,116,040	195,525,065	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	45,285	—	—	—	—	—	—	—	—	—	45,285	62,563
Allowance for impairment	—	—	—	—	—	—	—	—	—	(1,258,817)	(1,258,817)	—
DISTRIBUTION
Non-renegotiated portfolio	104,648,075	30,572,399	17,173,541	3,717,044	2,179,384	4,523,322	2,527,283	2,071,421	1,568,460	50,488,243	219,469,172	1,855,265
- Mass-market customers	84,591,816	22,148,005	10,699,951	2,264,627	1,657,978	1,231,644	918,357	1,700,605	567,152	27,150,498	152,930,633	1,781,421
- Large customers	17,771,942	6,565,888	4,987,871	940,754	168,838	1,809,919	357,379	30,481	7,237	13,628,346	46,268,655	—
- Institutional customers	2,284,317	1,858,506	1,485,719	511,663	352,568	1,481,759	1,251,547	340,335	994,071	9,709,399	20,269,884	73,844
Allowance for impairment	(89,762)	(231,131)	(213,455)	(200,097)	(223,821)	(176,789)	(207,518)	(914,480)	(133,045)	(31,011,281)	(33,401,379)	—

Total Gross Portfolio	291,417,828	33,630,393	17,506,620	3,996,144	2,189,405	4,565,337	2,861,581	2,470,973	1,796,958	54,604,283	415,039,522	1,917,828
Total allowance for impairment	(89,762)	(231,131)	(213,455)	(200,097)	(223,821)	(176,789)	(207,518)	(914,480)	(133,045)	(32,270,098)	(34,660,196)	—
Total Net Portfolio	291,328,066	33,399,262	17,293,165	3,796,047	1,965,584	4,388,548	2,654,063	1,556,493	1,663,913	22,334,185	380,379,326	1,917,828

Since not all of our commercial databases in our Group’s subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the consolidated entities to monitor and follow up on trade receivables is the following:

•                  Mass-market customers

•                  Large customers

•                  Institutional customers

•                  By type of portfolio:

	December 31, 2018
	Current Portfolio	1-30 days	31-60 days	61-90 days	91- 120 days	121- 150 days	151- 180 days	181- 210 days	211- 250 days	More than 251 days	Total Current Gross Portfolio	Total Non- Current Gross Portfolio
Type of Portfolio	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	206,862,868	1,155,988	1,453,308	708,552	203,487	7,836	39,787	483,751	153,929	6,715,665	217,785,171	—
- Large customers	198,424,050	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,835,279	205,465,298	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	8,438,818	484,951	1,205,173	567,981	203,263	562	786	440,070	97,883	880,386	12,319,873	—
Renegotiated portfolio	30,167	—	—	—	—	—	—	—	—	—	30,167	21,255
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	30,167	—	—	—	—	—	—	—	—	—	30,167	21,255
DISTRIBUTION
Non-renegotiated portfolio	146,934,065	24,738,695	6,411,330	3,118,630	1,803,734	1,259,159	1,657,934	962,658	2,618,954	40,492,377	229,997,536	116,198
- Mass-market customers	101,990,338	16,096,927	3,374,622	1,306,937	987,071	716,568	577,969	449,428	2,105,275	25,035,379	152,640,514	116,198
- Large customers	38,401,049	6,873,601	1,662,570	1,225,278	102,522	475	918,487	124,385	164,424	7,898,789	57,371,580	—
- Institutional customers	6,542,678	1,768,167	1,374,138	586,415	714,141	542,116	161,478	388,845	349,255	7,558,209	19,985,442	—
Renegotiated portfolio	7,140,852	626,151	201,124	120,204	89,226	134,003	247,970	82,080	90,619	508,514	9,240,743	1,909,392
- Mass-market customers	6,962,383	564,903	197,048	120,204	89,217	134,003	137,205	82,080	90,619	460,914	8,838,576	1,884,757
- Large Customers	128,817	51,148	—	—	—	—	—	—	—	46,775	226,740	24,635
- Institutional Customers	49,652	10,100	4,076	—	9	—	110,765	—	—	825	175,427	—

Total Gross Portfolio	360,967,952	26,520,834	8,065,762	3,947,386	2,096,447	1,400,998	1,945,691	1,528,489	2,863,502	47,716,556	457,053,617	2,046,845

	December 31, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91- 120 days	121- 150 days	151- 180 days	181- 210 days	211- 250 days	More than 251 days	Total Current Gross Portfolio	Total Non- Current Gross Portfolio
Type of Portfolio	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	186,724,468	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	4,116,040	195,525,065	—
- Large customers	186,724,468	3,057,994	333,079	279,100	10,021	42,015	334,298	399,552	228,498	4,116,040	195,525,065	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	—	—	—	—	—	—	—	—	—
Renegotiated portfolio	45,285	—	—	—	—	—	—	—	—	—	45,285	62,563
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	45,285	—	—	—	—	—	—	—	—	—	45,285	62,563
DISTRIBUTION
Non-renegotiated portfolio	101,580,927	27,144,334	15,240,414	2,949,158	1,807,065	4,174,604	2,192,656	1,727,453	1,371,073	44,191,184	202,378,868	376,463
- Mass-market customers	81,786,896	19,120,060	9,323,291	1,705,992	1,285,659	882,926	671,894	1,554,175	423,730	20,987,147	137,741,770	342,063
- Large customers	17,522,970	6,565,888	4,590,254	940,754	168,838	1,809,919	357,379	30,481	7,237	13,521,914	45,515,634	—
- Institutional customers	2,271,061	1,458,386	1,326,869	302,412	352,568	1,481,759	1,163,383	142,797	940,106	9,682,123	19,121,464	34,400
Renegotiated portfolio	3,067,148	3,428,065	1,933,127	767,886	372,319	348,718	334,627	343,968	197,387	6,297,059	17,090,304	1,478,802
- Mass-market customers	2,804,920	3,027,945	1,376,659	558,635	372,319	348,718	246,463	146,430	143,422	6,163,350	15,188,861	1,439,358
- Large Customers	248,972	—	397,617	—	—	—	—	—	—	106,433	753,022	—
- Institutional Customers	13,256	400,120	158,851	209,251	—	—	88,164	197,538	53,965	27,276	1,148,421	39,444

Total Gross Portfolio	291,372,543	33,630,393	17,506,620	3,996,144	2,189,405	4,565,337	2,861,581	2,470,973	1,796,958	54,604,283	415,039,522	1,917,828

APPENDIX 2.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of these consolidated financial statements.

	12-31-2018		12-31-2017
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
STATEMENT OF FINANCIAL POSITION	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related companies	—	—	5,518,711	466,031
Trade and other current receivables	209,288,934	46,336,070	177,886,960	48,122,678
Total Estimated Assets	209,288,934	46,336,070	183,405,671	48,588,709
Current accounts payable to related companies	—	—	21,818,299	177,839
Trade and other current payables	106,633,306	37,530,511	120,451,406	47,893,119
Total Estimated Liabilities	106,633,306	37,530,511	142,269,705	48,070,958

	12-31-2018		12-31-2017		12-31-2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Tolls	Capacity
INCOME STATEMENT	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Sales	209,288,934	46,336,070	183,405,671	48,588,709	169,424,364	23,297,996
Energy Purchases	106,633,306	37,530,511	142,269,706	48,070,958	98,884,837	42,763,819

APPENDIX 3 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of these consolidated financial statements.

	December 31, 2018				December 31, 2017
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers with Current Payments	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to 30 days	45,355,153	230,133,777	78,973,248	354,462,178	71,248,286	264,992,418	91,209,336	427,450,040
From 31 to 60 days	4,284,025	19,179,502	71,745,150	95,208,677	—	—	—	—
From 61 to 90 days	16,452,406	—	—	16,452,406	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	6,766	2,106,099	2,112,865	—	4,485	—	4,485
Total	66,091,584	249,320,045	152,824,497	468,236,126	71,248,286	264,996,903	91,209,336	427,454,525