Form 20-F
period 2023-12-31
Enel Chile S.A.
filed 2024-04-30
CIK 1659939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Roger de Flor 2725, Torre 2, Piso 19, Las Condes, Santiago, Chile

(Address of principal executive offices)

Isabela Klemes, phone: (56-2) 2630-9000, ir.enelchile@enel.com, Roger de Flor 2725, Torre 2, Piso 19, Las Condes, Santiago, Chile

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report    ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

As of December 31, 2023

(1)	Only principal operating consolidated entities are presented here.

GLOSSARY
ADR	American Depositary Receipt(s)	A certificate issued by our depositary that represents ADS, or American Depositary Shares.

ADS	American Depositary Share(s)

An equity interest in our company that is issued by Citibank, N.A., as the depositary, in respect of shares of our company held by the depositary. Each ADS represents 50 shares, and ADSs are traded on the New York Stock Exchange.

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

CEN	Coordinador Eléctrico Nacional

The Chilean system operator. An autonomous entity in charge of coordinating the efficient operation of the SEN, dispatching generation units to satisfy demand, and known as the National Electricity Coordinator.

Chilean Stock Exchanges	Chilean Stock Exchanges	The two stock exchanges located in Chile: the Santiago Stock Exchange and the Electronic Stock Exchange.

CMF	Comisión para el Mercado Financiero	Chilean Financial Market Commission, the governmental authority that supervises the financial markets.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, a governmental entity with responsibilities under the Chilean regulatory framework.

EGP Chile	Enel Green Power Chile S.A.	A Chilean corporation engaged in non-conventional renewable electricity generation and a subsidiary of Enel Chile.

Enel	Enel S.p.A.	An Italian company with multinational operations in the power and gas markets, with a 64.93% ownership of Enel Chile as of December 31, 2023, and our ultimate parent company.

Enel Américas	Enel Américas S.A.

An affiliated Chilean publicly held limited liability stock corporation headquartered in Chile, with subsidiaries engaged primarily in the generation, transmission, and distribution of electricity in Argentina, Brazil, Colombia, and Peru, controlled by Enel.

Enel Chile	Enel Chile S.A.	Our company, a Chilean publicly held limited liability stock corporation, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile. The registrant of this Report.

Enel Colina	Enel Colina S.A.	A subsidiary of Enel Distribución Chile engaged in electricity distribution in Chile, formerly known as Empresa Eléctrica de Colina Ltda.

Enel Distribución Chile	Enel Distribución Chile S.A.	A Chilean publicly held limited liability stock corporation engaged in electricity distribution and a subsidiary of Enel Chile operating in the Santiago Metropolitan Region.

Enel Generación Chile	Enel Generación Chile S.A.	A Chilean publicly held limited liability stock corporation engaged in electricity generation and a subsidiary of Enel Chile.

Enel Group	Enel Group	Enel S.p.A. and the companies that it directly and indirectly controls.

Enel Transmisión Chile	Enel Transmisión Chile S.A.	A Chilean corporation engaged in electricity transformation and transmission and a former subsidiary of Enel Chile. We sold Enel Transmisión Chile on December 9, 2022.

Enel X Chile	Enel X Chile S.p.A.	A Chilean company by shares and our wholly owned subsidiary, engaged in providing services associated with new technologies, with a strategic focus on digitalization, innovation, and sustainability.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas	Liquefied natural gas, a fuel for our thermal power plants.

NCRE	Non-Conventional Renewable Energy	Energy sources continuously replenished by natural processes, such as biomass, geothermal, mini-hydro, solar, tidal, or wind energy.

PMGD	Pequeños Medios de Generación Distribuida	A Chilean regime for distributed generation facilities.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A Chilean publicly held limited liability stock corporation engaged in the electricity generation business and a subsidiary of Enel Generación Chile.

SAIDI	System Average Interruption Duration Index	Index of average duration of interruption in the power supply.

SAIFI	System Average Interruption Frequency Index	Index of average frequency of interruptions in the power supply.

SEN	Sistema Eléctrico Nacional	The National Electricity System is the Chilean national interconnected electricity system.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit, equivalent to Ch$36,789.36 as of December 31, 2023.

VAD	Valor Agregado de distribución	Value-added from distribution of electricity.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first-person personal pronouns such as “we,” “us,” or “our,” as well as “Enel Chile” or the “Company,” refer to Enel Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly controlled companies and associates is expressed in terms of our economic interest as of December 31, 2023.

We are a Chilean publicly held limited liability stock corporation organized on March 1, 2016, under the laws of the Republic of Chile as a result of a corporate reorganization completed in 2016 by the former Enersis S.A., which separated its Chilean businesses from its non-Chilean businesses.

We are engaged in electricity generation and distribution businesses in Chile through our subsidiaries and affiliates. We own 93.55% of Enel Generación Chile S.A. (“Enel Generación Chile”), a Chilean electricity generation company with operations in Chile, 99.99% of Enel Green Power Chile S.A. (“EGP Chile”), a Chilean renewable electricity generation company, and 99.09% of Enel Distribución Chile S.A. (“Enel Distribución Chile”), a Chilean electricity distribution company that operates in the Santiago Metropolitan Region.

As of December 31, 2023, Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, owns 64.93% of us and is our ultimate controlling shareholder.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$,” are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the currency of Chile; references to “EUR” or “€” are to Euro, the currency of the European Union and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2023, one UF was equivalent to Ch$36,789.36. The U.S. dollar equivalent of one UF was US$41.94 as of December 31, 2023, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2023, of Ch$877.12 per US$1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted-average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been made at the rates applicable as of December 31, 2023. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts disclosed in this Report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or any other rate.

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

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for a leap year, which is based instead on 8,784 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.

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

Hydrological conditions in Chile have often been subject to two weather phenomena dealing with ocean currents - El Niño and La Niña - that influence rainfall and may result in drought or flooding, depending on the region affected. In the past, El Niño has affected hydrologic conditions in Chile leading to rainfall deficits, high temperatures, and higher energy prices in some years, and unusually intensive rains, flooding, and landslides that negatively impacted our hydroelectric power plants in other years. In June and August 2023, El Niño brought intense rains to Chile and caused severe flooding that delayed starting up our Los Cóndores hydroelectric power plant. The intense rainfall attributed to El Niño positively affected our hydroelectric generation in the Bio-Bio and Maule regions. However, climatologists predict that El Niño will result in hot and dry conditions in Chile through the first half of 2024, which could negatively affect our hydroelectric generation.

Our subsidiary Enel Generación Chile has entered into certain agreements with the Chilean government and local irrigators regarding water use for hydroelectric generation purposes during low water levels. However, if droughts persist, we have and may in the future face increased pressure from the Chilean government or other third parties to further restrict our water use, which could have a material adverse effect on our business and results of operations.

Our distribution business is also affected by inclement weather conditions. With extreme temperatures, demand for electricity can increase significantly within a short period, affecting service and resulting in service outages that have resulted and may in the future result in the imposition of fines on our distribution business. Furthermore, with increased severity and frequency of extreme climate events, heavy rainfall or snowfall may occur in a short period and be accompanied by windstorms and lightning. These events may damage our power distribution infrastructure, resulting in service outages. As a result, depending on weather conditions, our distribution business results can vary significantly from year to year.

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

The electricity generated by our solar and wind generation facilities is highly dependent on climate factors other than hydrology, including suitable solar and wind conditions, which, even under normal operating circumstances, can vary greatly. Climate change may also have long-term effects on wind patterns and the amount of solar energy received at a particular solar facility, reducing or increasing electricity generated by these facilities. Although we base our business decisions on solar and wind studies for each renewable energy facility, actual conditions may not conform to the findings of these studies. The solar and wind conditions may be negatively affected by changes in weather patterns, including the potential impact of climate change.

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

In our distribution business, some customers who meet certain requirements are free to choose between regulated and unregulated tariffs. Since 2016, some customers who had freely chosen regulated tariffs have switched to the unregulated tariff regime due to lower prices. These customers are tendering their electricity needs, either directly or in association with other customers, under the unregulated tariff regime because regulated tariffs are currently higher than unregulated tariffs due to the former being based on contracts tendered in the past at higher prices. Lower market prices may reduce the number of customers who choose regulated tariffs, and customers switching to unregulated tariffs may also choose an alternative energy provider, other than us, which could adversely affect our business, results of operations, and financial condition.

If third-party electricity transmission facilities, gas pipeline infrastructure, or fuel supply contracts fail to provide us with adequate service, we may be unable to deliver the electricity we sell to our final customers.

We depend on transmission facilities owned and operated by other companies to deliver the electricity we sell. This dependence exposes us to several risks. If the transmission is disrupted, or its capacity is inadequate, we may be unable to sell and deliver our electricity, particularly electricity generated by our solar and wind plants, which requires more flexibility. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulations are imposed, transmission companies that we rely on may not have sufficient incentives to invest in expanding their infrastructure, which could unfavorably affect our results of operations and financial condition or affect our ability to deploy our portfolio of projects under development. The construction of new transmission lines may take longer than in the past, mainly because of sustainability, social, and environmental requirements that create uncertainties regarding project completion timing. As a result, renewable energy generation projects are being completed faster than new transmission projects, creating a backlog of electricity that is difficult to transmit through current transmission systems. Also, our thermal power plants connected to natural gas pipelines are subject to stoppages should material disruptions in the pipeline occur. Stoppages could force us to purchase electricity at spot market prices, which could be higher than the contracted fixed sale price to customers. We could also be forced to dispatch our natural gas power plants using LNG that is transported by barge and is more expensive than natural gas that is transported from Argentina through these pipelines, which, in turn, could increase our operating expenses. These scenarios could adversely affect our business, results of operations, and financial condition.

Labor disputes, our inability to reach satisfactory collective bargaining agreements with our unionized employees or our inability to attract, train, and retain key employees could adversely affect our business, results of operations, financial condition, and reputation.

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

Our generation and distribution facilities, IT Systems, and other infrastructure and the information processed in our IT Systems could be affected by cybersecurity incidents, including those caused by human error. Cybersecurity incidents have evolved dramatically in recent years, and the number of incidents and their degree of impact have grown exponentially, making it increasingly difficult to identify their source in a timely manner. Our industry has begun to see an increase in the volume and sophistication of cybersecurity incidents from international activist organizations, nation-states, and individuals. In this context, we believe that proper cybersecurity risk management requires a long-term strategy leveraging a proactive approach and iterative actions performed over time and that approaching cyber-risk with a single initiative may not be an efficient and effective strategy to manage and reduce risks related to cybersecurity.  However, there can be no assurance that our cybersecurity risk management strategy will be successful or precent cybersecurity incidents from occurring.

Although the Enel Group has defined a model for managing these risks and, in particular, has adopted a “Cyber Security Framework” to guide and manage cybersecurity activities, based on business needs, regulatory requirements, and closely linked technologies, processes, and people, we could be subject to cyber incidents and other security threats to our IT Systems. For further details regarding our Cybersecurity Framework, please refer to “Item 16K. Cybersecurity.”

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

Our goal is to reduce carbon emissions from our electric generation facilities to achieve net-zero CO2 emissions by 2040. We continue to monitor the financial and operational feasibility of taking more aggressive action to further reduce GHG emissions. Our strategic plan to replace older, fossil-fueled generation with zero-carbon-emitting renewable generation will contribute to the achievement of our goals related to reducing CO2 emissions. However, our ability to achieve such goals depends on many external factors, including the development of relevant energy technologies and the ability to execute our capital plan. These efforts could impact how we operate our electric generating units and lead to increased competition and regulation, all of which could have a material adverse effect on our operations and financial condition.

We cannot guarantee that we will be able to achieve or maintain our announced ESG goals, practices and commitments. Our failure or perceived failure to achieve our ESG goals, maintain practices aligned with stakeholder expectations for best practices, or comply with new ESG expectations could harm our reputation, adversely impact our ability to attract and retain customers and employees, and expose us to legal and regulatory proceedings and increased scrutiny from a range of stakeholders. Some stakeholders may disagree with our ESG-related goals and commitments, which may adversely impact our business and reputation and the prices of our securities.

Our ability to successfully execute our strategic plan, including the transition of our generation facilities and achievement of our CO2 emissions reduction targets, may affect customers’, investors’, legislators’, and regulators’ opinions and actions. If they have or develop a negative opinion of us due to increasing scrutiny of ESG practices or our failure to meet our announced ESG commitments, this could result in increased costs associated with regulatory oversight and could make it more difficult for our businesses to achieve favorable legislative or regulatory outcomes. In addition, increased focus and activism related to ESG and similar matters may hinder our access to capital, as investors may decide to reallocate capital or not commit capital as a result of their assessment of our ESG practices. Any of these consequences could adversely affect our reputation, investment in our securities, or our access to capital markets and negatively impact our results of operations, financial position, and liquidity.

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

For example, in the context of the social crisis that began in October 2019, the government enacted Law No. 21,185, which established a transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The mechanism eliminates the price increase of 9.2% that would have been applied to regulated customers as of July 2019 and defers the price increase for the sale of electricity under contracts between generation and distribution companies that start before 2021. A price stabilization funding program was implemented by the National Energy Commission (“CNE” in its Spanish acronym) and is effectively financed by companies in the generation industry, including our subsidiaries Enel Generación Chile and, to a lesser extent, EGP Chile through accounts receivable that are generated by the differences between the contractual rates and the stabilized rates, which are expected to enable the generation companies to recover the lost revenues by December 31, 2027. We have suffered and expect to continue to suffer a financial loss due to this revenue deferral because generation companies are being asked to finance such deferral until billing differences begin to accrue financial remuneration in 2026.

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

In August 2020, in the context of the Covid-19 pandemic, the Ministry of Energy’s Law No. 21,249 (“Ley de Servicios Básicos” or the Basic Services Law) was enacted to prohibit electricity distribution companies from cutting services due to late payment for 90 days following the publication of the law for residential customers, small businesses, hospitals, and firefighters, among others. Unpaid amounts accrued from March 18, 2020, to November 30, 2020, may be paid in up to 12 equal and consecutive monthly installments, beginning in December 2020. Subsequently, the prohibition on cutting services for non-payment under the Basic Services Law was extended until December 31, 2021, and the maximum number of monthly installments was increased to 48. The monthly installments may not include fines, interest, or associated expenses. In December 2021, the Chilean association of power distribution companies (“Empresas Eléctricas”) announced that its members (CGE, Chilquinta, Enel Distribución Chile, and Grupo Saesa) would extend until January 31, 2022, the prohibition on cutting service to customers for non-payment of electricity bills, despite the law expiring on December 31, 2021.

On February 11, 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of the Basic Services Law, through which customers may pay their debt in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average billing. Distribution companies will absorb 50% of all debt not repaid within the 48 monthly installments, and the remaining 50% will be applied to the distribution tariffs in the tariff process that will be carried out after the expiration of the 48-installment period.

In July 2022, the Chilean Congress passed Law No. 21,472, which complements Law No. 21,185 by creating a new stabilization fund program and establishing a new transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The purpose of the mechanism is to limit the increase in electricity bills for regulated customers during 2022 and to allow such increases to occur gradually over the following 10 years. Other Chilean electricity sector regulations may also affect our generation companies’ ability to collect revenues sufficient to cover their operating costs and adversely affect our future profitability.

As a result of the application of the laws mentioned above as of and for the year ended December 31, 2023, our current and non-current accounts receivables increased, revenues from energy sales decreased, costs from energy purchases decreased, financial income increased, and financial costs increased. Please see Note 9 and Note 34 of the Notes to our consolidated financial statements for further information.

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

In June 2019, the Chilean government announced its plan to phase out coal entirely from its energy mix by 2040 and achieve carbon neutrality by 2050. Our subsidiary Enel Generación Chile signed an agreement with the Chilean Ministry of Energy defining the process for the closures of our coal-fired power plants: Tarapacá (158 MW), Bocamina I (128 MW), and Bocamina II (350 MW). We closed the Tarapacá plant in December 2019, the Bocamina I plant in December 2020, and the Bocamina II plant in September 2022, well ahead of the Bocamina II plant’s scheduled deadline of December 31, 2040. In doing so, we became the first generation company in the Chilean electricity sector to completely remove coal from its generation operations. However, our efforts to decarbonize our energy matrix by closing coal-fired power plants might be insufficient if our renewable energy projects suffer delays and do not enter into operation on schedule.

Even though the Chilean government’s plan to achieve decarbonization may overlap with our sustainability strategy, the governmental targets’ actual implementation may exert considerable pressure on us and our ability to satisfy our contractual obligations with other cleaner energy sources. In turn, this may increase our expenses, decrease our profitability, and limit our ability to satisfy fully customers’ electricity demands.

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

Any revocation of or limitations on our current water rights (including as a result of changes to the Chilean constitution), additional water rights, the duration of our water concessions, or an increase in the cost of water rights could have a material adverse effect on our hydroelectric development projects and profitability.

We are subject to potential business and financial risks resulting from climate change legislation and regulations to limit GHG emissions.

Climate change legislation and regulations restricting or regulating GHG emissions could increase our operating costs and have a material adverse effect on our business, results of operations, and financial condition. The adoption and implementation of any international treaty, legislation, or regulation imposing new or additional reporting obligations or limiting emissions of GHGs from our operations could require us to incur additional costs to comply with such requirements and possibly require the reduction or limitation of GHG emissions associated with our operations. These higher compliance standards, such as net zero emissions, may require higher levels of investment in new, more efficient technologies. Failure to monitor or delay the adoption of new technologies may jeopardize our ability to adapt to climate change and may involve additional costs to operate and maintain our equipment and facilities, install emission controls, or pay taxes and fees relating to GHG emissions, which could have a material adverse effect on our business, results of operations, and financial condition.

Material Risks Related to Chile and Other Global Risks

Fluctuations in the Chilean economy, economic interventionist measures by governmental authorities, political and financial events, or other crises in Chile and other countries may affect our results of operations, financial condition, liquidity, and the value of our securities.

All our operations are in Chile. Accordingly, our consolidated revenues may be affected by the performance of the Chilean economy. We are exposed to political volatility and social unrest in Chile due to the challenges arising from changes in economic conditions, regulatory policies, and laws governing foreign trade, manufacturing, development, investments, and taxation. For example, in August 2023, the government of President Gabriel Boric announced plans to present a “Fiscal Pact” in separate bills, one focusing on combating tax evasion, and the other on tax reforms intended to increase revenue. The reforms are in the initial stages of consideration and are expected to be discussed in the Chilean Congress during 2024.

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

Future adverse developments in Chile, including political events, financial or other crises, and changes to policies regarding foreign exchange controls, regulations, and taxation may impair our ability to execute our business plan and could adversely affect our growth, results of operations, and financial condition. Inflation, changes in interest rates, devaluation, social instability, and other political, economic, or diplomatic developments could also reduce our profitability. Economic and market conditions in Chilean financial and capital markets may be affected by international events, which could unfavorably affect the value of our securities and our ability to access the capital markets.

Changes to the Chilean Constitution could impact a wide range of rights, including water rights and property rights generally, and could affect our business, results of operations, and financial condition.

Following widespread protests and social unrest throughout Chile in October 2019, the Chilean government introduced several social reforms and implemented a constitutional convention process to draft a new Chilean Constitution to replace the current 1980 Constitution. A September 2022 national plebiscite rejected the proposed new constitution, leaving the current 1980 Constitution in place. However, widespread political support for a second constitutional process prevailed, and a second constitutional convention process to draft a new Chilean Constitution was implemented.

Each new article of the draft Chilean Constitution was approved by two-thirds of the Constitutional Council. The final draft of the new Chilean Constitution approved by the Constitutional Council was submitted for approval to a national referendum with mandatory participation with an approval threshold of 50% plus one vote. This referendum took place on December 17, 2023, and rejected the proposed Chilean Constitution by a vote of 56%. As a result, the existing 1980

Constitution, which has been in place since 1980, remains in effect. Following the outcome of the referendum, President Boric announced that there would be no further attempts to draft a new Chilean Constitution during the remainder of his term in office, which ends in March 2026.

We cannot give any assurance that the social and economic concerns leading to the political and civil unrest that arose in 2019 and caused the constitutional reform process to be initiated will be resolved or that mass protests or civil unrest will not resume. The long-term effects of this social unrest are hard to predict but could include slower economic growth, which could adversely affect our business, results of operations, and financial condition.

We may be subject to the effects of armed conflicts in other countries.

Global markets have been and may continue to be subjected to periods of economic uncertainty, volatility, and disruption due to armed conflicts around the world, including the current conflicts in Ukraine and Gaza. In addition to economic sanctions, such as those imposed on Russia and certain Russian citizens and enterprises, armed conflicts could have a negative effect on the global economy and are highly uncertain and difficult to predict. Although we do not have direct business transactions with suppliers, clients, or lenders from Russia or Ukraine, our business, results of operations, and financial condition may be impacted by (i) limited access to financial markets; (ii) possible interruptions in the global supply chain; (iii) volatility in commodity prices; and (iv) an increase in inflationary pressures in Chile, which could increase the rates charged to our customers.

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

All these measures, as well as other government restrictions, temporarily disrupted our business and operations, decreased the electricity demand, destabilized financial markets, negatively affected the global supply chain, and compromised our ability to generate income. These disruptions significantly impacted our 2020 performance. In 2021 and 2022, the Chilean government lifted many of these restrictions, which increased the demand for electricity and positively impacted our net income in 2021, 2022, and 2023. For further information with respect to the pandemic effect on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

The emergence of new Covid-19 variants and increases in infection rates may result in a reimposition of governmental and private sector measures in response. If there is a resurgence of the Covid-19 pandemic or similar outbreaks in the future, our business, results of operations, and financial condition may be materially adversely affected.

Foreign exchange risks may unfavorably affect our results and the U.S. dollar value of dividends payable to ADS holders.

Our functional currency is the Chilean peso, which has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. In 2023, the U.S. dollar Observed Exchange Rate began the year at Ch$852.14 per US$1.00, ranged from Ch$781.49 per US$1.00 on February 2, 2023, to Ch$945.61 per US$1.00 on October 17, 2023, and ended the year at Ch$877.12 per US$1.00.

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

Lawsuits against us brought outside of Chile, or complaints against us based on foreign legal concepts, may be unsuccessful.

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

Our primary facilities include power plants and distribution assets that are exposed to damage from the increased severity and frequency of extreme weather events related to climate change, catastrophic accidents, natural disasters, and human causes, such as vandalism, protests, riots, and terrorism. A catastrophic event could cause prolonged unavailability of our assets, disruptions in our business, significant decreases in revenues due to lower demand, or significant additional costs not covered by our business interruption insurance and could require us to incur unplanned capital expenditures. There may be lags between a significant accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per-event policy maximum amounts.

Any natural or human catastrophic disruption to our electricity assets in Chile could significantly affect our business, results of operations, and financial condition.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures or refinancing existing obligations.

As of December 31, 2023, our net consolidated financial debt totaled Ch$3.3 trillion consisting of: (i) financial liabilities of Ch$2.4 trillion, (ii) accounts payable to related parties of Ch$1.5 trillion, and (iii) less cash and equivalents and hedge derivatives of Ch$0.6 trillion. Please see Notes 20, 10, and 6 of the Notes to our consolidated financial statements for further information.

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

Regulatory authorities may impose fines, penalties, or sanctions on our subsidiaries due to operational failures or any breach of regulations.

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

We are involved in various litigation proceedings, including lawsuits and arbitrations, that could result in unfavorable decisions or financial penalties against us. Given the difficulty of predicting the outcome of legal matters, we have no certainty about the most likely outcome of these proceedings or what the eventual fines or penalties related to each litigation may be. Although we intend to defend our positions vigorously, our defense of these litigation proceedings may not be successful, and responding to such lawsuits and arbitrations diverts resources and our management’s attention from day-to-day operations.

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

Climate change produces phenomena that affect our business in the short-, medium-, or long-term, which we classify as:

●	Physical acute phenomena, namely short-lived but intense phenomena, such as flooding, hurricanes etc. with potential impacts on assets (e.g., physical losses and business interruptions).
●	Physical chronic phenomena related to structural changes in the climate, such as the rising trend in temperatures, rising sea levels etc., which may cause persistent changes in the output of generation plants and in electricity consumption profiles in the residential and commercial sectors.
●	Transition phenomena, which describes how energy production and consumption can evolve in a specific geopolitical, macroeconomic, regulatory, and competitive context consistent with the available technological options.

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

Global energy scenarios are typically classified according to the level of climate ambition:

●	Business as usual/ Stated policies: energy scenario based on current policies that provides a conservative reference point for the future, representing the evolution of the energy system in the absence of additional climate and energy policies. These scenarios currently fail to achieve the goals of the Paris Agreement.
●	Paris Aligned: energy scenario aligned to the Paris Agreement that includes a goal of limiting the increase in global average temperature to “well below 2°C” compared to pre-industrial levels. To achieve this objective, the scenarios consider new and more ambitious policies for the electrification of end uses and for the development of renewable energies.
●	Paris Ambitious: global energy scenario that maps out a path to net zero emissions by 2050, in line with the most ambitious goal of the Paris Agreement: the stabilization of the increase in global average temperature within 1.5°C, albeit with different probability intervals.

We collect the key metrics of the energy system, including, for example: primary energy, total and sectoral final energy, electrical capacity by technology, electricity generation by technology, hydrogen production, electric vehicle fleet, etc. The data analysis gives each provider an understanding of the key elements of the Business-as-usual/ Stated-policies scenarios and leads to the identification of the drivers for accelerating the energy transition in the Paris-Aligned and Paris-Ambitious scenarios.

The main assumptions considered in developing our energy transition scenarios concern the macroeconomic and energy context, local policies and regulatory measures, the evolution, costs and adoption of energy production, and conversion and consumption technologies. The reference scenario for planning is a Paris-Aligned scenario, calling for achievement of the objectives of the Paris Agreement, i.e., keeping the increase in the global average temperature below 2 °C compared with pre-industrial levels, with a level of climate ambition that is higher than Business-as-usual, but without necessarily assuming the global achievement of the Net Zero 2050 target, given the current global level of cumulative ambition and the deceleration of the energy transition caused by the impact on certain transition variables of current macroeconomic and energy conditions at the local level. In order to assess the risks and opportunities inherent in the energy transition, alternative scenarios to the reference framework have been defined on the basis of the degree of climate ambition assumed at the global and local level. These comprise a Slower Transition scenario, characterized by an energy transition in which the near-term slowdown in the transition in certain areas has a greater overall impact in the medium term, and an Accelerated Transition scenario, with greater ambition compared with the reference scenario, in particular regarding certain variables such as the reduction of the demand for fossil fuels.

With regard to full achievement of the Paris Agreement objectives, i.e., to stabilize global average temperatures to within +1.5 °C, there remain uncertainties that a number of countries could remain on Business-as-usual trajectories and not adopt effective measures to reduce their emissions in a timely manner, thereby slowing the decarbonization process towards net-zero emissions by 2050.

Nevertheless, we operate a business model with strategic guidelines that are in line with the maximum ambition of the objectives of the Paris Agreement. To mitigate climate change risks, we have set a goal for 2040 to achieve zero direct emissions (Scope 1), with fully renewable electricity generation. We continue to monitor the financial and operational feasibility of taking more aggressive action to further reduce our GHG emissions.

For further information regarding the effects of related risks on our strategy, business model, and outlook, please see “Item 3. Key Information — D. Risk Factors.”

Transition Plan

We are committed to transforming our energy matrix to achieve 100% renewable energy generation with zero direct GHG emissions by 2040. To achieve zero emissions, we are focusing on the following areas:

●	Closure of coal-fired power plants: We closed the Tarapacá plant (158 MW) in December 2019, the Bocamina I plant (128 MW) in December 2020, and the Bocamina II plant (350 MW) in September 2022.
●	Focus on renewable energy: We expect to add approximately 1.3 GW of net installed capacity from renewable energy sources by 2026, increasing to 79% our net installed capacity from renewable sources, including solar, hydroelectric, wind, and battery storage technology. The capital expenditure to develop these renewable energy plants between 2024 and 2026 is expected to be US$1.9 billion.
●	Innovation and new technologies: Coal phase-out and poor hydrology conditions affect spot prices. Thus, diversifying generation technologies and geography promotes a resilient strategy. In 2022 we developed the first project for green hydrogen production, several distributed generation projects, and we are currently adopting several battery energy storage systems (BESS) in our projects under construction. We are also exploring wave energy through our MERIC Open Sea Lab pilot project.
●	Electrification: It is essential to our goal of zero emissions that we help consumers achieve and manage their emissions. To that end, our affiliate, Enel X Chile, has implemented e-home services (assistance services, air conditioning, and photovoltaic (PV) panels) and heating replacement to retail customers; PV and demand response solutions to commercial and industrial sector; and public lighting, and public charging points, and e-buses solutions to the Chilean government as e-mobility solutions.
●	Sustainable financing: To promote a sustainable business model, we have entered into sustainability-linked credit agreements financing contracts that link the interest rate to the reduction of our direct GHG emissions (Scope 1) targets.

In March 2024, the review process of Enel Chile’s CO2 emissions related to Scope 1 electricity generation was completed and measures at 128 gCO2eq/kWh, an amount higher than the Scope 1 emissions target announced in 2020 of less than 100 gCO2eq/kWh by the end of 2023. The same KPI is used in some of the Enel Group’s debt instruments. The 28% increase compared to Enel Chile’s target amount is largely due to exogenous factors, which caused increased thermal dispatch from our gas plants, as required by the CEN. This increased thermal dispatch was caused by the following factors, among others: i) extreme drought that affected Chile until the first half of 2023; ii) delay in the construction and start-up of numerous renewable energy projects in Chile, as an indirect consequence of the restrictions imposed by the COVID-19 pandemic; iii) the war in Ukraine, which drove an increase in fuel prices and in particular the API2 coal index; and iv) failures and occurrence of external factors that prevented the normal operation of important thermoelectric plants of other market players. Failure to reach our emissions target will increase the interest rate payable by 5 basis points on our SDG-linked financing contracts that include said target. The outstanding amount of these SDG-linked financing contracts is US$350 million as of March 31, 2024.

The following table sets forth our direct (Scope 1) GHG emissions for the year ended December 31 for the following periods:

	Year ended December 31,
Greenhouse Gas Emissions	2023	2022	2021

	in millions of tons of CO2 eq.
Total direct emissions (Scope 1)	3.13	4.85	5.19

We operate a business model aligned with the goal of not exceeding a temperature increase of 1.5°C compared to pre-industrial levels. To achieve this and our zero emissions goals, we have closed our coal-fired power plants as of 2022, and our ambition is to close our natural gas plants by 2040. We do not rely on carbon-removal technologies to achieve the target. In 2023, the reference carbon price we considered was EUR 84 per ton, in line with the European Unionʼs Emissions Trading System.

Continuous investments in renewable energy that have been systematically carried out since 2012 allow us to set our own targets to achieve zero emissions by 2040. To ensure transparency in communications and relations with stakeholders, we report the performance of our climate actions in line with international standards, such as the GHG Protocol. We also follow the guidelines for reporting indicators of the Sustainability Accounting Standards Board and report the impact of climate risks according to the recommendations of the TCFD.

Item  4.      Information on the Company

A.	History and Development of the Company.

We are a publicly held limited liability stock corporation organized on March 1, 2016, under the laws of the Republic of Chile. Since April 2016, we have been registered in Santiago with the CMF. We are also registered with the SEC under the commission file number 001-37723. Our full legal name is Enel Chile S.A., and we are also known commercially as “Enel Chile.” As of December 31, 2023, Enel beneficially owned 64.93% of our shares. Our shares are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELCHILE,” and our ADSs are listed and traded on the NYSE under the trading symbol “ENIC.”

Our contact information for the Investor Relations Department in Chile is:

Contact Person:	Isabela Klemes
Street Address:	Roger de Flor 2725, Torre 2, Piso 19 Las Condes, Santiago Chile
Email:	ir.enelchile@enel.com
Telephone:	(56-2) 2630-9000
Website:	www.enelchile.cl

The information contained on or linked from our website is not included as part of, or incorporated by reference into, this Report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at www.sec.gov.

The Chilean electric utility sector was reorganized in the 1980s under the Chilean Electricity Law, known as Decree with Force of Law No. 1 of 1982 (“DFL1”). In August 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A., our predecessor company, changed its name to Enersis S.A. (“Enersis”) and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. (“Chilectra”). In the 1990s, Enersis diversified into electricity generation through increasing equity stakes in Endesa Chile S.A.

Enel Chile was created as part of the corporate reorganization process of Enersis that began in April 2015. Enersis controlled the generation, transmission, and distribution businesses in Chile and in four other countries in the region (Argentina, Brazil, Colombia, and Peru). The Extraordinary Shareholders’ Meeting (“ESM”) of Enersis held in December

2015 approved the first phase of the reorganization plan under which Enersis Chile was created as the only vehicle to control the Enel Group’s generation and distribution assets in Chile. Enersis became Enersis Américas S.A., the vehicle to control all assets of the businesses in other countries in the region. Endesa Chile S.A. and Chilectra S.A. went through a similar division process.

On September 28, 2016, the ESMs of Enersis Américas, Endesa Américas, and Chilectra Américas approved the second phase of the plan in which Enersis Américas absorbed the businesses of Endesa Américas and Chilectra Américas. During the same meeting, the shareholders agreed to change the name of Enersis Américas S.A to Enel Américas S.A. through a merger.

On October 4, 2016, the shareholders of Enersis Chile, Endesa Chile, and Chilectra agreed to change their names to Enel Chile, Enel Generación Chile, and Enel Distribución Chile, respectively.

Since the merger, Enel Chile’s electricity generation business has been held through its subsidiary Enel Generación Chile and its distribution and transmission business has been operated through its subsidiary Enel Distribución Chile, which operates a 2,105 km2 concession area granted by the Chilean government, for an unlimited duration, to transmit and distribute electricity throughout 33 municipalities in the Santiago Metropolitan Region, including the areas serviced by Enel Colina. The concession area is regarded as a densely populated area in terms of tariff regulation, making the Company the largest electricity commercialization company in Chile.

In August 2017, a corporate reorganization of Enel Chile was proposed. This plan was titled “Elqui Project” and involved the merger of Enel Green Power Latin America S.A. with and into Enel Chile and a public tender offer (“PTO”) for 100% of the shares of Enel Generación Chile. In December 2017, the respective ESMs approved the terms of the reorganization.

On April 2, 2018, the Elqui Project became effective when Enel Green Power Latin America merged with and into Enel Chile and Enel Chile’s shareholding in Enel Generación Chile increased to 93.55%. This transaction added 1,189 MW of non-conventional renewable energy (NCRE), mainly wind and solar technology.

In September 2018, Enel Chile announced the creation of a new subsidiary named Enel X Chile to develop, implement, and sell products and services related to energy that involve innovation, cutting-edge technology, future trends, and ancillary services, but that are not an electricity distribution concession service or considered ancillary to electricity distribution, either regulated or not.

In accordance with the Distribution Tariff Law approved in late 2019, establishing a “Sole Business” for electricity distribution companies in Chile, on December 3, 2020, Enel Distribución Chile held an ESM to approve the division of its operations into two separate and independent business lines: electricity distribution and electricity transmission. This new structure allowed Enel Distribución Chile to focus exclusively on the regulated electricity distribution business in its concession area and have the new company that resulted from the division, Enel Transmisión Chile S.A., hold the assets and operation of the transmission business as of January 1, 2021, including the operations of the subsidiary Empresa de Transmisión de Chena S.A. Later, as part of the Company’s plan to simplify its corporate structure, on November 1, 2021, Empresa de Transmisión de Chena S.A. merged with its parent company, Enel Transmisión Chile, the surviving entity.

On July 28, 2022, Enel Chile signed an agreement with Sociedad Transmisora Metropolitana S.p.A., (a company controlled by Inversiones Saesa Ltda.) to sell its entire 99.09% ownership share of Enel Transmisión Chile. The transaction was carried out through a PTO that took place from November 7, 2022, to December 6, 2022. The sale and purchase agreement and subsequent transfer of shares were subject to certain conditions precedent, which included governmental approval. Once the conditions precedent were satisfied, the sale of Enel Chile’s 99.09% shareholding of Enel Transmisión Chile to Sociedad Transmisora Metropolitana S.p.A. (a company controlled by Inversiones Saesa Ltda.) became effective on December 9, 2022.

On January 1, 2023, EGP Chile completed a spin-off of assets and liabilities associated with the solar plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro, and Domeyko, which were allocated to a new company called Arcadia

Generación Solar S.A (“Arcadia”). All shareholders of EGP Chile received a number of shares of Arcadia equal to the number of shares they held in EGP Chile. As a result, Enel Chile became the owner of 99.99% of Arcadia.

On April 24, 2023, Enel Mobility Chile S.p.A. (“Enel Mobility Chile”) was spun off in the division of our subsidiary Enel X Chile. The assets related to the public electric charging infrastructure business were allocated to Enel Mobility Chile in the spin-off.

On July 12, 2023, Enel Chile signed an agreement with the international renewable energy company Sonnedix for the sale of its subsidiary Arcadia, which owns 416 MW of installed capacity through the four solar power plants it holds. The closing of the sale and purchase agreement and the subsequent transfer of the shares of Arcadia were subject to the fulfillment of certain usual conditions for this type of transaction, including among others, the approval of the National Economic Prosecutor’s Office (Fiscalía Nacional Económica). Once all these conditions were satisfied, the transaction became effective on October 24, 2023, with Enel Chile completing the sale of all the shares it owned in Arcadia, representing 99.99% of the capital, to Sonnedix Chile Arcadia S.p.A. and Sonnedix Chile Arcadia Generación S.p.A.

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

For the 2024-2026 period, we expect to make capital expenditures of Ch$2.0 trillion in our subsidiaries (US$2.3 billion, calculated based on the Observed Exchange Rate as of December 31, 2023), related to investments currently in progress, maintenance and development of our distribution network and generation plants, and in studies required to develop other potential generation and distribution projects. While our planned investments go beyond the 2024-2026 period, we report three years to align with Enel’s three-year industrial plan disclosed in November 2023. Please refer to “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” for further information.

The table below sets forth the cash flows used to purchase property, plant and equipment and intangible assets in 2023, 2022, and 2021:

	Year ended December 31,
	2023	2022	2021

	(in millions of Ch$)
Cash flows used	662,424	937,561	786,073

Capital Expenditures in 2023, 2022, and 2021

In the last three years, our capital expenditures were principally related to the development of solar projects, distributed generation projects, hydroelectric power plants, wind farms, and maintenance of our existing power plants.

During 2023, our investments in the distribution business focused on facilitating new customer connections, reinforcing feeders, increasing the capacity of our substations, implementing anti-theft, corrective, technological, and regulatory measures, and automating our systems through the installation of remote control devices and smart meters for residential customers.

During 2023, our generation business investments focused primarily on (i) solar projects (Campos del Sol I, El Manzano, Finis Terrae, Guanchoi (f.k.a. Campos del Sol II), Las Salinas, and Valle del Sol); (ii) PMGD solar projects, which comprise a portfolio of 17 distributed generation projects; (iii) Los Cóndores hydroelectric project; (iv) wind projects (La Cabaña and Renaico II wind farms); and (v) repowering projects (Pangue, Rapel, and San Isidro). Please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” for further detail on our projects.

We reserve a portion of our capital expenditures for maintenance and the assurance of our facilities’ quality and operational standards. Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation engaged in the generation and distribution of electricity in Chile through our subsidiaries and affiliates. As of December 31, 2023, we had 8,478 MW of net installed capacity and approximately 2.1 million distribution customers. Of our total net installed capacity, 77% corresponds to renewable energies and battery storage (BESS), including 3,511 MW of hydroelectric power plants, 903 MW of wind farms, 1,970 MW of solar plants, 83 MW of geothermal capacity, and 34 MW from BESS systems. All our thermoelectric net installed capacity corresponds to gas/diesel power plants (1,979 MW). As of and for the year ended December 31, 2023, we had consolidated assets amounting to Ch$11.8 trillion and operating revenues of Ch$4.4 trillion.

We also participate in other activities that are not core businesses and represent less than 1% of our 2023 revenues. We do not report them as a separate business segment in this Report or in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,
Revenues	2023	2022	2021	Change 2023 vs. 2022

	(in millions of Ch$)			(in %)
Generation	3,276,387	3,877,759	1,953,288	(15.5)
Distribution	1,511,619	1,454,722	1,201,833	3.9
Other businesses and intercompany transaction adjustments	(407,760)	(376,049)	(299,891)	(8.4)
Total revenues	4,380,246	4,956,432	2,855,230	(11.6)

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 28 of the Notes to our consolidated financial statements.

Electricity Generation Business Segment

In 2023, our consolidated electricity sales were 32,847 GWh, and our electricity production was 24,122 GWh, representing a 2.3% increase and 8.6% increase, respectively, compared to 2022. Our total net installed capacity in 2023 was 8,478 MW, representing a 0.8% increase compared to 2022, mainly due to solar projects that reached commercial operation in 2023 but were offset by the sale of Arcadia’s 416 MW of installed capacity on October 24, 2023.

For additional information on our historical capacity, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the operating data relating to our electricity generation:

ELECTRICITY DATA

	Year ended December 31,
	2023	2022	2021
Number of generation facilities(1)	67	61	52
Net installed capacity (MW)(2)(3)	8,478	8,408	7,973
Electricity generation (GWh)	24,122	22,215	19,034
Electricity sales (GWh)	32,847	32,120	28,214
(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and, Equipment of Generation Companies.”
(2)	Total net installed capacity is the maximum capacity (MW) under specific technical conditions and characteristics and excludes the MW that each facility consumes for its own operation. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers, according to criteria defined by such authorities and relevant contracts.
(3)	Bocamina II plant was decommissioned on September 30, 2022.

It is common in the electricity industry to divide the business into hydroelectric, thermoelectric, and other generation types because each has significantly different variable costs. Thermoelectric generation requires fuel purchase, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers, which typically has immaterial variable costs. Of our total consolidated generation in 2023, 50.6% was from hydroelectric sources, 25.7% was from thermal sources, and 14.7%, 7.4%, and 1.6% were from solar, wind, and geothermal energy sources, respectively.

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2023		2022		2021
	Generation	%	Generation	%	Generation	%
Hydroelectric	12,208	50.6	9,768	44.0	7,743	40.7
Solar	3,546	14.7	2,160	9.7	1,235	6.5
Wind	1,796	7.4	1,694	7.6	1,731	9.1
Geothermal	374	1.6	382	1.7	284	1.5
Thermal	6,198	25.7	8,211	37.0	8,041	42.2
Total generation	24,122	100.0	22,215	100.0	19,034	100.0

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2023		2022		2021
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	11,848	36.1	11,853	36.9	10,056	35.7
Unregulated customers	19,024	57.9	18,863	58.7	17,528	62.1
Total contracted sales(1)	30,872	94.0	30,716	95.6	27,584	97.8
Electricity pool market sales	1,975	6.0	1,404	4.4	630	2.2
Total electricity sales	32,847	100.0	32,120	100.0	28,214	100.0
(1)	Includes sales to distribution companies not backed by contracts.

Dividing sales by customer type in terms of regulated and unregulated customers helps manage and understand the business. We sell electricity to regulated customers, through distribution companies, and to unregulated customers through generation companies. The sales to distribution companies to supply their regulated customers, that is, residential, commercial, or others, are classified as regulated sales and subject to government-regulated electricity tariffs. Generation companies’ sales to unregulated customers are governed by contracts at freely negotiated prices and terms. We sell directly to large commercial and industrial customers and other generators. The sales to generators are classified as unregulated sales and generally governed by contracts with freely negotiated prices and terms. Finally, pool market sales occur either when the National Electricity System (the “SEN” in its Spanish acronym) dispatches generation companies in excess of their contractual obligations and therefore must sell their surplus electricity in the pool market or when the generators’ electricity dispatched is less than their contractual commitments with customers. Therefore, they must purchase the deficit in the pool market. These purchase and sale transactions among electricity generation companies are typically made in the pool market at the spot price and do not require a contractual agreement.

The regulatory framework often requires that electricity distribution companies have contracts to support their commitments to small-volume customers. Chilean regulations also determine which customers can purchase energy directly in the electricity pool market.

We routinely participate in energy bids and have been awarded long-term electricity sale contracts that incorporate the expected variable costs considering changes to the most relevant variables. These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income. In 2024, contracts awarded in the November 2017 auction will come into effect with an average price of US$32.5 per MWh, which is 31% lower than the average price of the previous tender process.

In November 2017, the outcome of a bidding process was announced. This process tendered 2,200 GWh per year to be delivered between 2024 and 2043. Enel Generación Chile was awarded 54% of the tender, corresponding to 1.2 TWh at an average price of US$34.7 per MWh (US$ as of October 2017) with a mix of wind, solar, and geothermal generation. This price is 6.8% higher than the average awarded price in that tender, which is 100% indexed to the US CPI every six months.

In September 2021, 2,310 GWh per year were tendered to supply electricity to regulated customers for 15 years starting in 2026. As a result, the average awarded price was US$23.8 per MWh. We did not have electricity awarded in the 2021 process.

In July 2022, 5,250 GWh per year were tendered to supply electricity to regulated customers for 15 years starting in 2027. Only 788 GWh per year, or 15% of the tenders were awarded for an average price of US$37.88 per MWh. We did not have electricity awarded in the 2022 process.

In November 2023, the adjudication of a tender process to supply electricity to regulated customers for 20 years with a total of 3,600 GWh, divided into parts of 1,500 GWh and 2,100 GWh starting in 2027 and 2028 respectively, was postponed until May 2024. The tender includes an incentive for BESS projects lasting more than 4 hours or for generation projects with non-variable renewable energy, a discount corresponding to US$0.15 per MWh will be applied for each GWh of energy generated by such means in the respective Schedule Block A or C (non-solar), with a limit of US$15 per MWh in each block.

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

Operations

We participate in electricity generation through our subsidiaries, EGP Chile, Enel Generación Chile, and Pehuenche. As of December 31, 2023, we had 67 generation power plants in Chile with a total net installed capacity of 8,478 MW, representing 25% of the SEN’s installed capacity in 2023.

Enel Generación Chile owns 13 hydroelectric, six thermal, and two wind generation power plants, with a total net installed capacity of 4,781 MW. EGP Chile owns two hydroelectric, nine wind, 31 solar power plants, including 17

PMGDs, and one geothermal generation power plant, as well as one BESS system, with a total net installed capacity of 3,000 MW. Pehuenche owns three hydroelectric power plants, with a net installed capacity of 699 MW. For information on the net installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plant, and Equipment—Property, Plant, and Equipment of Generating Companies.”

Our total hydroelectric generation (including mini-hydro) accounted for 50.6% of our total generation in 2023, reaching 12,208 GWh, an increase of 25.0% compared to 2022, while our thermal generation accounted for 25.7% of our total generation in 2023, reaching 6,198 GWh, a decrease of 24.5% compared to 2022.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2023	2022	2021
Enel Generación Chile	15,391	15,686	13,648
EGP Chile(1)	6,012	4,486	3,451
Pehuenche	2,719	2,043	1,935
Total	24,122	22,215	19,034
(1)	Includes all of EGP Chile’s subsidiaries.

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2023		2022		2021
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	12,158	50.4	9,731	43.8	7,698	40.4
Thermal generation	6,198	25.7	8,211	37.0	8,041	42.2
Wind generation – NCRE	1,796	7.4	1,694	7.6	1,731	9.1
Mini-hydro generation – NCRE	49	0.2	37	0.2	45	0.2
Solar generation – NCRE	3,546	14.7	2,160	9.7	1,235	6.5
Geothermal generation – NCRE	374	1.5	382	1.7	284	1.5
Total generation	24,122	100.0	22,215	100.0	19,034	100.0

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

We have three current agreements signed with the Chilean Hydraulic Works Directorate (“DOH” in its Spanish acronym). The agreements are related to water consumption from Maule Lagoon and Laja Lake, both located in southcentral Chile in areas where irrigation is more demanding, generally from September to April. Enel Generación Chile signed the agreements regarding the use of water from Maule Lagoon and Laja Lake on September 9, 1947, and October 24, 1958, respectively. On November 16, 2017, Enel Generación Chile signed an agreement to operate and recover water resources from Laja Lake, complementing the 1958 agreement with DOH.

In October 2020, our subsidiary Pehuenche, Colbún S.A., and the Maule Lagoon Vigilance Board-First Section, signed an agreement to optimize the use of water during drought periods. The agreement, which expires on August 31,

2025, and includes an automatic renewal clause for 58 months, facilitates water accumulation in the Colbún Reservoir in the spring for use in the summer, the peak irrigation period.

In September 2023, Enel Generación Chile signed an agreement with the Biobío River Basin Vigilance Board to ensure a minimum volume of water in the Ralco reservoir during the 2023/2024 irrigation season, along with making the generation of the Pangue power plant and its reservoir more flexible.

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

The LNG supply is based on long-term agreements with Mejillones LNG Terminal in northern Chile and Quintero LNG Terminal in central Chile for regasification services, and Shell for supply. Our LNG sale and purchase agreement with Shell is in force through 2030 and is indexed to the Henry Hub/Brent commodity prices. Electrogas S.A. is our current gas transportation provider.

During 2023, Enel Chile, through our subsidiary Enel Generación Chile, used 505 million cubic meters of LNG, which represents 11% more compared to 2022, mainly explained by a greater demand for thermal generation and to satisfy sale and purchase requirements in central Chile.

The availability of natural gas from Argentina allowed us to have an available supply during much of 2023. In 2023, Enel Generación Chile operated utilizing various supply agreements, importing 1,047 million cubic meters of Argentine natural gas through central Chile, which represented 52% of our total gas requirements in Chile (electricity plus supply to customers) and 67% of the total natural gas for generation in central Chile.

During 2023, we continued to actively manage the supply of LNG and natural gas in central Chile by optimizing the supply mix, allowing us to sell LNG at the Quintero LNG Terminal, as well as executing other trading actions. Through the Mejillones LNG Terminal in northern Chile, we supplied the Atacama and Taltal plants and industrial clients with more than 400 million cubic meters of LNG and natural gas.

In 2023, 114 million cubic meters of LNG were delivered by truck, an increase of 2% compared to 2022.

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

Electricity Sales

During 2023, the electricity demand throughout the SEN increased by 1.2% to 77,953 GWh in 2023 from 77,044 GWh in 2022. Our total generation amounted to 24,122 GWh in 2023, which represents 30.9% of the total demand.

The following table sets forth the SEN’s electricity sales:

ELECTRICITY SALES IN THE SEN (GWh)

	Year ended December 31,
	2023	2022	2021
Total electricity sales (SEN)	77,953	77,044	75,065

Our electricity sales reached 32,847 GWh in 2023, 32,120 GWh in 2022, and 28,214 GWh in 2021, which represented a 42.1%, 41.7%, and 37.6% market share, respectively.

Electricity Generation and Purchases

Energy purchases decreased by 11.9% in 2023, compared to 2022.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2023		2022		2021
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	24,122	73.4	22,215	69.2	19,034	67.5
Electricity purchases	8,725	26.6	9,905	30.8	9,180	32.5
Total	32,847	100.0	32,120	100.0	28,214	100.0

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

In 2023, 2022, and 2021, we had 978, 993, and 961 customers, respectively. In 2023 our customers included 21 regulated customers and 957 unregulated customers. As of 2021, due to CNE Resolution No. 176 issued in 2020, pursuant to which distribution companies may only provide public electricity distribution service and are prohibited from selling electricity and power to unregulated customers, Enel Distribución Chile transferred all its unregulated customers to Enel Generación Chile.

For the year ended December 31, 2023, our principal distribution customers were (in alphabetical order): Empresa Eléctrica de Puente Alto, Enel Distribución Chile, Grupo CGE, Grupo Chilquinta, and Grupo SAESA.

Our generation contracts with unregulated customers are generally on a long-term basis and typically range from five to fifteen years. These agreements are usually automatically extended at the end of the applicable term unless terminated by either party upon prior notice. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates and provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. If we experience a force majeure event, as defined in the agreement, we can reject purchases and have no obligation to supply electricity to our unregulated customers. Disputes are typically subject to binding arbitration between the parties, with limited exceptions.

Our principal unregulated customers were (in alphabetical order): Anglo American Sur, BHP Billiton, Compañia Minera Doña Inés de Collahuasi SCM, Minera Valle Central, and SCM Minera Lumina Copper Chile.

Electricity generation companies compete based mainly on price, technical experience, and reliability. We have lower marginal production costs than companies whose installed capacity is primarily thermal because 41% of our installed capacity connected to the SEN is hydroelectric. Our installed thermal capacity benefits from access to gas from the Quintero LNG Terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermal generators at spot prices to comply with our contractual obligations.

Electricity Distribution and Networks Business Segment

Our distribution and network operations are conducted through Enel Distribución Chile, in which we have a 99.09% economic interest.

We distribute electricity in a concession area of 2,105 square kilometers, under an indefinite concession granted by the Chilean government. We distribute electricity in 33 municipalities in the Santiago Metropolitan Region. As of December 31, 2023, we distributed electricity to more than 2.1 million residential, commercial, industrial, and other customers, who are primarily municipalities, representing 39.9%, 15.5%, 2.9%, and 41.7%, respectively, of our total electricity sales of 14,356 GWh, a decrease of 18.1% compared to 2022.

The following table sets forth our principal operating data for each of the periods indicated:

	Year ended December 31,
	2023	2022	2021
Electricity sales (GWh)	14,356	17,534	16,668
Residential	5,730	6,309	5,140
Commercial	2,228	1,986	2,029
Industrial	410	144	726
Other customers(1)	5,989	9,095	8,773
Number of customers (thousands)	2,130	2,080	2,038
Residential	1,913	1,866	1,826
Commercial	158	157	156
Industrial	12	11	12
Other customers(1)	47	46	44
Energy purchased (GWh)(2)	15,035	18,243	17,472
Total energy losses (%)(3)	5.3	5.1	5.2
SAIDI (minutes)(4)	121	145	152
SAIFI (times)(4)	1.2	1.3	1.5
Collection rate(5)	98.9	95.5	97.5
(1)	The data for other customers includes tolls.
(2)	In 2023, 2022, and 2021, Enel Distribución Chile acquired 37%, 42%, and 41%, respectively, of its electricity purchases from Enel Generación Chile.
(3)	Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise from illegally tapped lines and technical losses.
(4)	2021 includes distribution and networks and transmission business segments.
(5)	The collection rate is seasonally adjusted. It corresponds to the ratio between the amount collected in the last 12 months and the amount of debt invoiced in the same period. It may be greater than 100% due to the collection of unpaid bills from previous periods.

In September 2018, there was an extraordinary tariff update process, which was non-retroactive and will be in effect until the tariff-setting process for the 2020-2024 period is completed. The 2020-2024 process remains ongoing and is expected to be concluded in 2024. However, due to the social unrest that began in October 2019, Law No. 21,185 fixed distribution tariffs for 2020 and 2021, which created a temporary electricity price stabilization mechanism for customers subject to tariff regulation. In July 2022, the Chilean Congress passed Law No. 21,472, which complements Law No.

21,185 by creating a new stabilization fund program and establishing a new transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The purpose of the mechanism is to limit the increase in electricity bills for regulated customers during 2022 and to allow such increases to occur gradually over the next 10 years. The tariff-setting process for the 2024-2028 period began in 2023 and is expected to be completed in 2024.

For the supply to regulated distribution customers, Enel Distribución Chile has entered into contracts with the following generation companies (in alphabetical order): AES Gener S.A., Colbún S.A., Enel Generación Chile, Engie Energía Chile S.A., Generadora Metropolitana, Mainstream Renewable Power Chile, and other companies.

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

The Chilean electricity sector is physically divided into three main networks: the SEN, which extends from Arica in northern Chile to Chiloé in southern Chile, and two smaller isolated networks (Aysén and Magallanes).

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

Resolution No. 667/2002 states that Enel Chile must keep its generation and distribution segments separate and manage them as independent business units; Enel Chile, Enel Generación Chile, and Enel Distribución Chile are registered with the CMF and must remain subject to the regulatory authority of the CMF and comply with the regulations applicable to publicly held limited liability stock corporations, even if any of these companies should lose such designation. The members of the Boards of Directors of these companies must be elected from different and independent groups, and the external auditors of the companies must be different for local statutory purposes.

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

Responsible for Regulation and Supervisory Body

The CNE is the entity in charge of approving the annual transmission expansion plans, managing the indicative plan for the construction of new electricity generation facilities, and proposing regulated tariffs to the Ministry of Energy for approval. The Superintendence of Electricity and Fuels (“SEF”) inspects and oversees compliance with laws, rules, regulations, and technical norms applicable to the generation, transmission, and distribution of electricity, as well as liquid fuels and gas, and reports to the Ministry of Energy.

System Operator

Then CEN is a centralized dispatch center that coordinates the SEN’s operations with an approach that minimizes costs while monitoring the quality of the generation and transmission companies’ service. The CEN calculates market balances (energy injections and withdrawals), determines the transfers among generation companies, and calculates the hourly marginal cost, the price at which energy transfers are made in the spot market. The CEN does not, however, calculate the rates of generation capacity. It is the CNE that calculates such prices.

The CEN schedules the energy production of each generating company considering their marginal costs, the maximum capacity a generator may supply to the system at certain peak hours, statistical information, accounting for maintenance time, and arid conditions for hydroelectric power plants. However, it does not take into account the power plants’ contribution to the security of the entire system.

4.	Remuneration and Tariffs

Remuneration for Generators

To reduce operating costs, the CEN applies an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply is provided at the lowest possible production cost, also known as the marginal cost, available in the system. This marginal cost on an hourly basis is the price at which generators trade energy in the spot market, using both their injections (sales) and their withdrawals (purchases) to balance their contracted customer sales with their production determined by the CEN.

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

The regulation currently in force states that transmission remuneration is the sum of tariff revenue and the usage charge revenue received for the transmission system, defined as $/kWh by the CNE. Revenues are calculated on a semi-annual basis. The tariff-setting process for the 2020-2023 period was concluded in February 2023 and has been effective retrospectively since January 1, 2020. In connection with the tariff-setting process for the 2024-2027 period, the CNE published the preliminary technical report for the classification of transmission installations. The tariff-setting process for the 2024-2027 period is expected to be completed in 2024.

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

In September 2018, there was an extraordinary tariff update process, which was non-retroactive and will be in effect until the tariff-setting process for the 2020-2024 period is completed, which is waiting for the official decree to be published by the Chilean Ministry of Energy by the end of 2024.

Due to the social unrest that began in October 2019, Law No. 21,185 (the “Tariff Stabilization Law”) fixed end customer tariffs (the generation cost of the final tariff) for 2020 and 2021, which created a temporary electricity price stabilization mechanism for customers subject to tariff regulation. In July 2022, the Chilean Congress passed Law No. 21,472, which complements the Tariff Stabilization Law by creating a new stabilization fund program and establishing a new transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The purpose of the mechanism is to limit the increase in electricity bills for regulated customers during 2022 and to allow such increases to occur gradually over the next 10 years. However, it was determined that the maximum amount of the stabilization fund program established by Law 21,472 would be reached in 2024.

In April 2024, the Chilean Congress approved a new law to modify Law No. 21,472, allowing the price of regulated tariffs to end customers to be normalized and adding a fixed fee until 2035 to guarantee the payment of outstanding balances to generation companies. The Chilean Ministry of Energy is expected to pass a new decree in 2024, completing the tariff-setting process for the 2020-2024 period. The tariff-setting process for the 2024-2028 period began in 2023 and is expected to be completed in 2024.

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

On September 10, 2014, Law No. 20,780 was enacted and included fees for the emission of PM, NOx, SO2, and CO2 into the atmosphere. For CO2 emissions, the fee is US$5 per ton (not applicable to renewable biomass generation). PM, NOx, and SO2 emissions are charged the equivalent of US$0.10 per ton, multiplied by the result of a formula based on the population of the municipality where the generation power plant is located, which is an additional fee of US$0.90 per ton of PM emissions, US$0.01 per ton of SO2 emissions, and US$0.025 per ton of NOx emissions. This tax became effective in 2018, with the amount due calculated based on the previous year’s emissions. All thermal power plants of Enel

Generación Chile have established methodologies to measure emissions and pay related taxes in line with the Chilean Superintendence of Environment requirements.

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

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel S.p.A, an Italian company and our controlling shareholder that beneficially owned 64.93% of our shares as of December 31, 2023. Enel is a multinational power company and a leading integrated player in the global power and renewables markets. It is one of the largest European utility companies with operations in 29 countries worldwide and a consolidated installed capacity of approximately 89 GW, including BESS. Enel distributes electricity through a network of 2 million kilometers to more than 70 million customers. It is one of the world’s largest network operators and has one of the most extensive customer bases. Enel’s shares are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A.

Enel Chile’s Simplified Organizational Structure(1)

As of December 31, 2023

(1)	Only principal operating consolidated entities are presented here.

We consolidated the principal subsidiaries listed in the following table as of December 31, 2023. In the case of subsidiaries, economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries	Ownership	Consolidated Assets	Consolidated Revenues and Other Operating Income
Electricity Generation		(in billions of Ch$)
Enel Generación Chile	93.55%	4,634	3,198
EGP Chile	99.99%	4,072	536
Electricity Distribution
Enel Distribución Chile	99.09%	2,386	1,512
Enel X
Enel X Chile	100.00%	193	46

For more information about our consolidated subsidiaries, see Note 2.4 of the Notes to our consolidated financial statements.

D.	Property, Plant, and Equipment.

Our property, plant, and equipment is concentrated in electricity generation and distribution assets in Chile.

We conduct our generation business through EGP Chile, Enel Generación Chile, and their subsidiaries, which together own 67 generation power plants, all located in Chile, of which 18 are hydroelectric (3,511 MW of net installed capacity), six are thermal (1,979 MW of net installed capacity), 31 are solar (1,970 MW of net installed capacity), including 17 PMGDs, 11 are wind-powered (903 MW of net installed capacity), and one is geothermal (83 MW of net installed capacity), in addition to one BESS system (34 MW of net installed capacity).

A substantial portion of our generating subsidiaries’ cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities.

The following table identifies the power plants that we own that are connected to the grid, all located in Chile, at the end of each year, organized by company and technology:

Property, Plant, and Equipment of Generation Companies

			Net Installed Capacity(1) As of December 31,
Company	Power Plant Name	Power Plant Type(2)	2023	2022	2021

			(in MW)
Enel Generación Chile	Ralco	Reservoir	689	689	689
	Pangue	Reservoir	466	466	466
	El Toro	Reservoir	449	449	449
	Rapel	Reservoir	375	375	375
	Antuco	Run-of-the-river	320	320	320
	Cipreses	Reservoir	106	106	106
	Abanico	Run-of-the-river	93	93	136
	Sauzal	Run-of-the-river	80	80	79
	Isla	Run-of-the-river	70	70	70
	Palmucho	Run-of-the-river	34	34	34
	Los Molles	Run-of-the-river	18	18	18
	Sauzalito	Run-of-the-river	11	11	12
	Ojos de Agua	Run-of-the-river	9	9	9
	Total Hydroelectric		2,720	2,720	2,763

	Atacama	Combined Cycle /Natural Gas + Diesel Oil	716	716	716
	San Isidro 2(3)	Combined Cycle /Natural Gas + Diesel Oil	380	380	380
	San Isidro 1(3)	Combined Cycle /Natural Gas + Diesel Oil	372	372	372
	Quintero	Gas Turbine/Natural Gas	249	255	255
	Taltal	Combined Cycle /Natural Gas + Diesel Oil	242	242	239
	Tarapacá	Gas Turbine/Diesel Oil	20	20	20
	Huasco(4)	Gas Turbine	—	64	64
	Bocamina(5)	Steam Turbine/Coal	—	—	320
	Diego de Almagro(6)	Gas Turbine/Diesel Oil	—	—	24
	Total Thermal		1,979	2,049	2,390

	Canela 2	Wind	64	64	60
	Canela 1	Wind	18	18	18
	Total Wind		82	82	78

	Total Enel Generation		4,781	4,851	5,231

Pehuenche	Pehuenche	Reservoir	570	568	568
	Curillinque	Run-of-the-river	89	89	89
	Loma Alta	Run-of-the-river	40	40	40
	Total Pehuenche		699	697	697

EGP Chile	La Cabaña	Battery Storage (BESS)	34	—	—
	Total Battery Storage (BESS)		34	—	—

	Cerro Pabellón (1,2, & 3)	Geothermal	83	83	69
	Total Geothermal		83	83	69

	Pullinque	Run-of-the-river	51	51	51
	Pilmaiquén	Reservoir	41	41	41
	Total Hydroelectric		92	92	92

	Guanchoi	Solar	398	398	—
	Campos del Sol	Solar	375	375	375
	Las Salinas	Solar	205	—	—
	Valle del Sol	Solar	163	163	—
	Sol de Lila	Solar	161	161	161
	Finis Terrae	Solar	160	160	160
	Finis Terrae Ext	Solar	126	126	22
	El Manzano	Solar	99	—	—
	PMGD(7)	Solar	83	44	6
	Azabache	Solar	61	61	61
	Lalackama	Solar	60	60	60
	Chañares	Solar	40	40	40
	Lalackama 2	Solar	18	18	18
	Finis Terrae 3	Solar	18	18	—
	La Silla	Solar	2	2	2
	Carrera Pinto(8)	Solar	—	97	97
	Diego de Almagro(8)	Solar	—	36	36
	Domeyko(8)	Solar	—	204	204
	Pampa Norte(8)	Solar	—	79	79
	Total Solar		1,970	2,042	1,321

	Renaico 2	Wind	144	72	—
	Sierra Gorda Este	Wind	112	112	112
	La Cabaña	Wind	106	—	—
	Taltal	Wind	106	106	99
	Talinay Oriente	Wind	90	90	90
	Valle De Los Vientos	Wind	90	90	90
	Renaico	Wind	88	88	88
	Talinay Poniente	Wind	61	61	61
	Los Buenos Aires	Wind	24	24	24
	Total Wind		821	643	564

Total EGP Chile (NCRE)(9)	2,966	2,861	2,046
Total Net Capacity Enel Chile	8,478	8,408	7,973
(1)	As of 2022, all figures have been restated to show each plant’s net installed capacity, which excludes the MW that each power plant consumes for its operation. Prior to 2022, we presented gross installed capacity figures, which did not exclude the MW that each power plant consumes for its operation.
(2)	“Reservoir” and “run-of-the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines that generate electricity. “Steam Turbine” refers to thermal power plants fueled with natural gas, diesel, or fuel oil to produce steam that turns the turbines. “Gas Turbine” refers to thermal power that uses either diesel or natural gas to produce steam that turns the turbines. “Combined Cycle” refers to a thermal power plant that burns natural gas, diesel oil, or fuel oil to turn the first turbine and then recovers the heat to generate steam to turn a second turbine.
(3)	The environmental permit limits the capacity of San Isidro 1 and 2 combined to 740 MW.
(4)	The Huasco gas turbine plant was sold in 2023.
(5)	The Bocamina II plant was decommissioned on September 30, 2022.
(6)	The Diego de Almagro gas turbine plant was sold on February 4, 2022.
(7)	Includes 17 PMGD plants.
(8)	Included in the sale of Arcadia on October 24, 2023.
(9)	NCRE does not include BESS systems.

Property, Plant, and Equipment of Distribution Companies

We conduct our distribution business through Enel Distribución Chile and its subsidiary Enel Colina. A substantial portion of our distribution subsidiaries’ cash flow and net income are derived from the sale of electricity distributed through our distribution installations.

The table below describes our leading electricity distribution equipment, such as distribution concession, networks, and transformers. They include the consolidated property, plant, and equipment figures of our subsidiary Enel Distribución Chile.

Distribution Network – Concession area and Medium and Low Voltage Lines(1)

	As of December 31, 2023			As of December 31, 2022			As of December 31, 2021
	Concession Area (km2)	MV (km)	LV (km)	Concession Area (km2)	MV (km)	LV (km)	Concession Area (km2)	MV (km)	LV (km)
Enel Distribución Chile	2,105	5,709	12,174	2,105	5,598	12,068	2,105	5,568	12,011
(1)	Medium voltage lines: 1 kV - 34.5 kV; low voltage lines: 380-110 V.

Transformers from Medium to Low Voltage for Distribution(1)

	As of December 31, 2023		As of December 31, 2022		As of December 31, 2021
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Enel Distribución Chile	22,628	5,364	22,622	5,250	22,124	5,473
(1)	These transformers’ voltage is in the range of 34.5 kV (in - medium voltage, “mv”) and 380-110 V (out - low voltage, “lv”).

Property, Plant, and Equipment of Transmission Companies

As of January 1, 2021, Enel Transmisión Chile was spun-off from Enel Distribución Chile. As a result, the assets and liabilities associated to the transmission segment that belonged to Enel Distribución Chile were assigned to Enel

Transmisión Chile to engage in the transmission business. On December 9, 2022, Enel Transmisión Chile was sold to Sociedad Transmisora Metropolitana S.p.A. and is no longer our subsidiary as of December 31, 2022.

The following table identifies the transmission equipment that we own, at the end of each year presented.

Power and Interconnection Substations and Transformers from High to Medium Voltage and Transmission Lines(1)(2)(3)(4)

	As of December 31, 2023				As of December 31, 2022				As of December 31, 2021
	Number of Substations	Number of Transformers	Capacity (MVA)	Transmission Lines (km)	Number of Substations	Number of Transformers	Capacity (MVA)	Transmission Lines (km)	Number of substations	Number of Transformers	Capacity (MVA)	Transmission Lines (km)
Enel Transmisión Chile (5)	—	—	—	—	—	—	—	—	57	169	8,531	683
(1)	The transmission lines consist of circuits with voltages in the 35-220 kV range.
(2)	The reported figures correspond to kilometers at the line circuit-level instead of at the line track-level.
(3)	The installed transformation capacity includes back-up transformers.
(4)	Only includes assets that have been authorized for use by the regulatory authority.
(5)	As of January 1, 2021, the transmission business assets were spun-off from Enel Distribución Chile. On December 9, 2022, Enel Transmisión Chile was sold to Sociedad Transmisora Metropolitana S.p.A. and is no longer our subsidiary as of December 31, 2022.

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

Project Investments

We continuously analyze potential growth opportunities, together with the profitability of our project portfolio. Industry technology allows for smaller, less environmentally damaging power plants that can be built more quickly, allow greater flexibility to activate or deactivate according to system needs, and are preferred by our stakeholders. We favor renewable energy technology for our new power plant investments and seek opportunities by building new greenfield projects or modernizing existing brownfield assets and improving operational or environmental performance. Each project’s expected start-up is assessed and defined based on the commercial opportunities and our financing capacity to fund these projects. Our projects are financed with internal and external funds. Our project investments are ordinarily submitted for internal approvals in U.S. dollars, but occasionally they may be approved in another currency.

Below we list our most material projects that reached commercial operation, added additional capacity, were under construction, or were under development during the fiscal year ended December 31, 2023. However, any decision related to construction will depend on commercial opportunities foreseen in the upcoming years, including future tenders for supplying the regulated market and the evolution of the regulatory framework (mainly associated with ancillary services). Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls unless otherwise indicated. The financing for all our projects described below comes from internally generated sources.

Distribution and Networks Business Projects

In 2023 our subsidiary Enel Distribución Chile and its subsidiary Enel Colina invested a total of Ch$101.5 billion in projects related to our customers’ natural growth rate, service quality requirements, and safety and information system needs.

The most relevant investments in 2023 include the following:

●	Ch$56 billion in the medium and low voltage network to facilitate new customer connections, including residential customers, large volume clients, and real estate projects.
●	Ch$12.8 billion oriented to the digitalization process.
●	Ch$9.5 billion for corrective network maintenance and technological adaptation.
●	Ch$9.4 billion to reinforce quality of service: Ch$5.6 billion to reinforce feeders through maintenance and telecontrol equipment; and Ch$ 3.8 billion in the smart meter program.
●	Ch$4 billion to increase our distribution capacity for construction and reinforcement of new feeders.
●	Ch$3.8 billion in anti-theft measures, such as the shielding and reinforcement of the network.
●	Ch$3.7 billion in network relocations due to new highways and requests from municipalities.
●	Ch$2.2 billion to comply with regulations and higher standards regarding network and substation normalization.

Generation Business Projects

Projects that Reached Commercial Operation in 2023

EGP Chile

Campos del Sol I Solar Project

The Campos del Sol I solar project is in the Atacama Region in northern Chile, approximately 60 km northeast of Copiapó. The PV plant has 375 MW of installed capacity and consists of 974,400 crystalline bifacial PV modules with a solar tracking system. The connection point includes two main transformers through the Carrera Pinto substation owned by Transelec, through a 7.5 km, 220 kV transmission line.

The total investment was approximately US$426 million. Construction began in 2019, and the project reached commercial operation during the first quarter of 2023.

Finis Terrae Solar Extension Project

The Finis Terrae extension project is a PV solar power plant in María Elena in the Antofagasta Region in northern Chile and has a net installed capacity of 126 MW.

The project has strong operational synergies with EGP Chile’s existing Finis Terrae power plant and uses the same transmission infrastructure. A new bay unit and new power transformer were installed in the current substation for interconnection purposes.

The total investment was approximately US$130 million. Construction began in 2020, and the project reached commercial operation during the second quarter of 2023.

Finis Terrae III Solar Project

The Finis Terrae III solar project is in the Antofagasta Region of Chile. It has a net installed capacity of 18 MW and is an extension of the Finis Terrae Solar Extension project.

The total investment was approximately US$9 million. Construction began in 2021, and the project reached commercial operation during the second quarter of 2023.

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

The total investment was approximately US$330 million. Construction began in 2021, and the project reached commercial operation during the second quarter of 2023.

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

The project consists of 32 wind turbine generators and is interconnected to the SEN through the existing Renaico I 220 kV substation. A new bay was installed in the substation with a main transformer of 165 MVA. The Renaico II wind project has potential synergies with EGP Chile’s operational Renaico I wind project and will use existing infrastructure such as a substation and a transmission line.

The total investment was approximately US$208 million. Construction began in 2020, and the project reached commercial operation during the third quarter of 2023.

Valle del Sol Solar Project

The Valle del Sol PV solar project is in the Atacama Desert, approximately 100 km west of Calama in the Antofagasta Region in northern Chile.

It is a greenfield solar project with a net installed capacity of 163 MW that consists of 406,980 monocrystalline bifacial PV modules with a solar tracking system. The project site occupies 320 hectares. Valle del Sol connects to the Miraje substation through a new 220 kV bay. The connection solution includes a step-up substation, one main transformer of 130/160 MVA (33/220 kV), and an interconnection 10 km, 220 kV transmission line.

The total investment was approximately US$145 million. Construction began in 2021, and the project reached commercial operation during the second quarter of 2023.

Projects that Reached Additional Capacity in 2023

EGP Chile

El Manzano Solar Project and BESS

The El Manzano solar project is located 30 km north of Santiago in the Metropolitan Region. It is a greenfield solar project with a net installed capacity of 99 MW that consists of 162,000 monocrystalline bifacial PV modules as well as a solar tracking system. The power plant also includes a BESS with a storage capacity of 67 MW. The project site occupies 185 hectares. El Manzano connects to the El Manzano substation, owned by Enel Distribución Chile, through a 6.3 km medium-voltage transmission line.

The total approved investment is approximately US$149 million, of which approximately US$124 million had been incurred as of December 31, 2023. Construction on the project began during first quarter of 2023, and the PV plant was connected to the grid during the third quarter of 2023, adding 99 MW of net installed capacity. The PV plant reached commercial operation during the first quarter of 2024, and we expect the BESS to reach commercial operation in 2024.

La Cabaña Wind Project and BESS

The La Cabaña wind project is in the Araucanía Region in southern Chile and has a net installed capacity of 106 MW and includes a BESS with a storage capacity of 34 MW. The project will connect to the national system through the Renaico wind farm substation.

The total approved investment is approximately US$184 million, of which approximately US$179 million had been incurred as of December 31, 2023. Construction began in 2022, and the plant was connected to the grid during the third quarter of 2023, adding 106 MW of net installed capacity. The wind project reached commercial operation during the first quarter of 2024, and we expect the BESS to reach commercial operation in 2024.

Las Salinas Solar Project (f.k.a. Sierra Gorda Solar Project)

The Las Salinas solar project is in Sierra Gorda, near Calama, in the Antofagasta Region in northern Chile. The PV solar power plant has a net installed capacity of 205 MW. The site occupies 700 hectares, with a perimeter of approximately 28 km.

It is a greenfield project inside the existing Sierra Gorda wind farm owned by EGP Chile. The project has two principal areas for PV modules inside the wind farm and an independent space for the medium voltage/high voltage substation. It consists of 461,000 monocrystalline bifacial PV modules with a solar tracking system. The project will connect to the Centinela substation located 19 km from the solar plant, in the Centinela substation owned by Red Eléctrica Chile.

The total approved investment is approximately US$307 million, approximately all of which had been incurred as of December 31, 2023. Construction began in 2021, and the project was connected to the grid during the fourth quarter of 2023, adding 205 MW of net installed capacity. We expect the project to reach commercial operation in 2024.

PMGD Solar Projects

We continue to expand our portfolio of PMGD solar plants in central Chile. Our current PMGD portfolio consists of 17 projects, of which eight have reached commercial operation, and nine have reached additional capacity, totaling 83 MW of net installed capacity. We expect nine projects to reach commercial operation in 2024.

The total approved investment for the nine projects reaching additional capacity is approximately US$40 million, approximately all of which had been incurred as of December 31, 2023.

Projects under Construction in 2023

EGP Chile

Don Humberto Solar Project and BESS

The Don Humberto solar project is in the Santiago Metropolitan Region and has a net installed capacity of 80 MW, with a BESS with a storage capacity of 67 MW. The land has been secured, and environmental approval has been obtained.

The total approved investment is approximately US$138 million, of which approximately US$89 million had been incurred as of December 31, 2023. Construction began in 2023, and we expect the project to reach commercial operation in 2024.

Enel Generación Chile

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

The total approved investment is approximately US$1.2 billion, approximately all of which had been incurred as of December 31, 2023. We expect construction on the project to be completed in 2024.

Pangue Hydroelectric Repowering Project

The Pangue Hydroelectric Repowering project is being carried out within our existing 467 MW power plant in the Bio-Bio Region in central Chile. Pangue is a reservoir hydroelectric power plant with two Francis vertical units that use water from the Bio-Bio reservoir.

The project involves replacing one turbine (Unit 1) with a modern design that will improve efficiency and reliability and require less maintenance. We expect the new turbine to generate an additional 54 GWh/year of energy.

The total approved investment is approximately US$22 million, of which approximately US$1 million had been incurred as of December 31, 2023. We expect works at the project site to begin during the fourth quarter of 2025 and the project to reach additional capacity in 2026.

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

The total approved investment is approximately US$12 million, of which approximately US$7 million had been incurred as of December 31, 2023. We expect the project to reach additional capacity and be completed in 2024.

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

The total approved investment is approximately US$26 million, of which approximately US$9 million had been incurred as of December 31, 2023. The project began in 2022, and Unit 2 reached additional capacity in 2023. Work on Unit 1 was postponed, and we expect it to reach additional capacity in 2025.

Projects under Development in 2023

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

EGP Chile

BESS Retrofit

We are developing plans to incorporate BESS storage capacity into existing renewable generation plants, including Azabache, Guachoi, Las Salinas (f.k.a. Sierra Gorda), Sol de Lila, and Valle del Sol, with an aggregate storage capacity of 457 MW. The BESS systems will be installed at the existing project site of each plant and will be connected to the grid using existing infrastructure. Environmental approvals for each BESS are in process.

The total estimated investment is approximately US$660 million, none of which had been incurred as of December 31, 2023. We expect the projects to reach commercial operation in 2025 and 2026.

Ovejera Sur Wind Project

The Ovejera Sur wind project is in La Unión in Los Ríos Region. The project has a net installed capacity of 156 MW. The project consists of 20 wind turbines with a net installed capacity of approximately 7.8 MW each. The project will be built on approximately 5,500 hectares and will connect to the grid through the new Pichirropulli substation (220 kV). The land has been secured, and environmental approval is in process.

The total estimated investment is approximately US$220 million, none of which had been incurred as of December 31, 2023. We expect construction to begin in 2025 and the project to reach commercial operation in 2026.

PMGD Solar Projects

We continue to develop new plants to expand our portfolio of PMGD solar plants in central Chile. There are five PMGD solar plants under development, with a total net installed capacity of 110 MW.

The total estimated investment is approximately US$90 million, of which approximately US$4 million had been incurred as of December 31, 2023. We expect construction to begin in 2024 and the projects to reach commercial operation in 2025.

Cerro Los Loros

The Cerro Los Loros wind farm is in Ovalle in the Coquimbo Region. The project has a net installed capacity of 70 MW and includes a BESS with a storage capacity of 30 MW. The project consists of nine wind turbines with a net installed capacity of approximately 7.8 MW each. The project will be built on approximately 1,900 hectares and will connect to the grid through the Talinay Oriente substation (220kV). The land has been secured, and environmental approval is in process.

The total estimated investment is approximately US$105 million, none of which had been incurred as of December 31, 2023. We expect construction to begin during the first quarter of 2026 and the project to reach commercial operation during the fourth quarter of 2026.

Major Encumbrances

As of December 31, 2023, we did not have any major encumbrances.

Item  4A.      Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects

Introduction

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2023, and 2022, and for the three years ended December 31, 2023, are derived from our audited consolidated financial statements included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

The tables are expressed in millions, except for ratios, operating data, and data for shares and ADS. For the reader’s convenience, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2023, has been converted at the U.S. dollar Observed Exchange Rate for that date of Ch$ 877.12 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	For the year ended December 31,
	2023(1)	2023	2022(2)	2021

	(US$ millions)	(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	4,994	4,380,246	4,956,432	2,855,230
Raw materials and consumables used	(3,415)	(2,995,585)	(3,399,524)	(2,011,305)
Employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses, and other expense, by nature	(703)	(616,900)	(644,551)	(584,330)
Operating income (loss)	876	767,761	912,357	259,594
Financial results(3)	(101)	(88,384)	(118,939)	(157,059)
Other gains	253	221,847	981,981	10,137
Share of profit (loss) of associates and joint ventures accounted for using the equity method	7	5,702	3,282	3,177
Income (loss) before income taxes	1,035	906,926	1,778,681	115,849
Income taxes	(259)	(226,913)	(469,697)	(15,139)
Net income	776	680,013	1,308,984	100,710
Net income attributable to the parent Company	1,552	633,456	1,252,082	85,154
Net income attributable to non-controlling interests	53	46,557	56,902	15,556
Total basic and diluted earnings per average number of shares (Ch$/US$ per share)	0.010	9.16	18.10	1.23
Total basic and diluted earnings per average number of ADS (Ch$/US$ per ADS)	0.522	457.92	905.12	61.56
Cash dividends per share (Ch$/US$ per share)	0.00619	5.43	0.37	3.08
Cash dividends per ADS (Ch$/US$ per ADS)	0.310	271.54	18.47	153.87
Weighted average number of shares of common stock (millions)	69,167	69,167	69,167	69,167

	As of December 31,
	2023(1)	2023	2022	2021

	(US$ millions)	(Ch$ millions)
Consolidated Statement of Financial Position Data
Total assets	13,492	11,833,721	11,865,580	9,500,324
Non-current liabilities	4,878	4,278,916	4,308,149	4,021,504
Equity attributable to the parent company	5,069	4,446,080	4,097,201	3,097,868
Equity attributable to non-controlling interests	359	314,806	291,738	248,625
Total equity	5,428	4,760,886	4,388,939	3,346,493
Capital stock(4)	4,426	3,882,103	3,882,103	3,882,103
(1)	Solely for the reader’s convenience, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 877.12 per U.S. dollar, as of December 31, 2023.
(2)	On December 9, 2022, we completed the sale of our subsidiary Enel Transmisión Chile, see Note 5.3 of the Notes to our consolidated financial statements.
(3)	Financial results represent (+) financial income, (-) financial costs, (+/-) foreign currency exchange differences, and net gains/losses from indexed assets and liabilities.
(4)	Capital stock represents issued capital.

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

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the devaluation of the year-end Chilean peso in 2023, one determines the percentage change between the reciprocal of Ch$855.86, the value of one U.S. dollar as of December 31, 2022, or 0.0011684, and the reciprocal of Ch$877.12, the value of one U.S. dollar as of December 31, 2023, or 0.0011401. In this example, the percentage change between the two dates is 2.4%, representing the 2023 year-end devaluation of the Chilean peso against the 2022 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2019, through December 31, 2023, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
Year ended December 31,	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
2023	877.12	(2.4)
2022	855.86	(1.3)
2021	844.69	(15.8)
2020	710.95	5.3
2019	748.74	(7.2)

Source: Central Bank of Chile.

(1)	Calculated based on the variation of the reciprocals of the period-end exchange rates.

A.      Operating Results

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and the selected financial data included above. Our audited consolidated financial statements as of December 31, 2023, and 2022 and for each year in the three-year period ended December 31, 2023, have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

Through our subsidiaries, we own and operate electricity generation and distribution companies in Chile. Our revenues, income, and cash flow are derived primarily from the operations of our subsidiaries and associates in Chile.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) actions adopted by governmental authorities in response to extraordinary events during the pandemic, and (v) changes in economic conditions may materially affect our financial results. Our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. For the years covered by this Report, the impact of these factors on us is discussed below.

On November 2, 2019, the Chilean Ministry of Energy published Law No. 21,185 (the “Tariff Stabilization Law”), which established a transitional mechanism for stabilizing customers’ electricity prices under the regulated price system. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first half of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” (Precio Estabilizado para Clientes Regulados or “PEC” (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff-setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted for inflation using the Consumer Price Index as of January 1, 2021, as a baseline (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of electricity generation companies, limited to a maximum of US$1,350 million, which was reached in January 2022. The balance of these accounts receivables is to be recovered, at the latest, by December 31, 2027.

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

On August 2, 2022, the Chilean Ministry of Energy published Law No. 21,472, which establishes a Temporary Customer Protection Mechanism (Mecanismo de Protección al Cliente or “MPC” in its Spanish acronym) that stabilizes energy prices in the SEN and medium-sized systems in addition to those established by the Tariff Stabilization Law for regulated customers under the Electricity Law. The purpose of the MPC is to pay for the differences that may arise between the billing of the electricity distribution companies to end customers and the amount payable to electricity generation companies. The resources available for the MPC may not exceed US$1,800 million. This mechanism will be extended until the balances contemplated in the law are extinguished.

As of December 31, 2023, the CNE will make a semiannual projection of the total payment of the remaining final balance under the MPC for a date no later than December 31, 2032. On March 14, 2023, Resolution No. 86 was published, and on August 9, 2023, Exempt Resolution No. 334 was published, establishing, among other matters, certain provisions, procedures, deadlines, and conditions for the proper implementation of the MPC law.

The effects of the Tariff Stabilization Law as of December 31, 2023, and 2022 are described in Note 9a.1 of the Notes to our consolidated financial statements.

On February 13, 2021, the Energy Efficiency Law was published, aimed at developing the First National Energy Efficiency Plan. On September 13, 2022, the Ministry of Energy published Decree No. 28 corresponding to the Regulations on Energy Management of consumers with energy management capacity and of public entities, as referred to by articles 2 and 5 of Law No. 21,305.

On November 21, 2022, Law No. 21,505 was published, which encourages the storage of electric power through remuneration for energy, power sufficiency, and complementary services to energy storage systems, as well as electromobility through a temporary price reduction of the registration certificate for electric vehicles. This law enables new electromobility business models and the option to charge electric vehicle batteries through the provision of services to the grid. In addition, it incorporates projects related to generation and consumption infrastructure for renewable energy projects, plus storage in order to withdraw energy from and inject surpluses into the electric system.

In 2021, we recorded impairment costs associated with accelerating the closures of the Bocamina II coal-fired power plants (see Notes 16.c.iv and 31.b. of the Notes to our consolidated financial statements).

On July 23, 2020, the CNE issued Exempt Resolution No. 266 authorizing the final withdrawal, disconnection, and termination of operations of the Bocamina II generation unit as of May 31, 2022.

On May 3, 2022, the CNE issued Exempt Resolution No. 325, which, based on technical studies and system operation projections, ordered Enel Generación Chile to perform the final withdrawal, disconnection, and termination of operations at the Bocamina II generation unit beginning on September 30, 2022, in accordance with article No. 72-18 of the Electricity Law.

At the end of 2022, we decided not to proceed with certain projects, which resulted in Enel Generación Chile writing off assets for Ch$22,912.1 billion which were mainly associated with thermal and hydroelectric projects, including the Quintero and Vallecito projects. EGP Chile also wrote off Ch$29,887.9 billion associated with a geothermal project, which was being developed in the Antofagasta region. See Notes 16.c). v) and 32 of the Notes to our consolidated financial statements.

On December 9, 2022, we completed the sale of our subsidiary Enel Transmisión Chile to Sociedad Transmisora Metropolitana S.p.A. (a subsidiary of Inversiones Grupo Saesa Ltda.). The sale was made through a public tender offer between November 7 and December 6, 2022. Consequently, all the shares of Enel Transmisión Chile owned by us, representing 99.09% of the share capital, were transferred to the new controlling shareholder. The gain recorded on this sale amounted to Ch$ 981,856.6 billion. See Notes 5.3 and 33 of the Notes to our consolidated financial statements.

On December 19, 2022, Enel Generación Chile amended its gas supply contract with Shell Global LNG Limited (“Shell”), primarily to reduce the volume of gas to be purchased. The contract amendments involved a US$520 million payment by Shell to Enel Generación Chile, which was recorded as other operating income in 2022. The reduction in the volume of gas purchased by Enel Generación Chile aligns with the total projected gas surplus upon fulfilling the Company’s contractual commitments. See Note 28 of the Notes to our consolidated financial statements.

On January 1, 2023, EGP Chile completed a spin-off of assets and liabilities associated with the solar plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro, and Domeyko, which were allocated to a new company called Arcadia Generación Solar S.A (“Arcadia”). All shareholders of EGP Chile received a number of shares of Arcadia equal to the number of shares they held in EGP Chile. As a result, Enel Chile became the owner of 99.99% of Arcadia. On October 24, 2023, Enel Chile completed the sale of all the shares it owned in Arcadia, representing 99.99% of the capital, to Sonnedix Chile Arcadia S.p.A. and Sonnedix Chile Arcadia Generación S.p.A.

On April 24, 2023, Enel Mobility Chile S.p.A. (“Enel Mobility Chile”) was spun-off in the division of our subsidiary Enel X Chile. The assets related to the public electric charging infrastructure business were allocated to Enel Mobility Chile in the spin-off.

a.	Generation Business

A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions in Chile. Our net installed capacity as of December 31, 2023, 2022, and 2021 was 8,478 MW, 8,408 MW, and 7,973 MW, respectively, of which 41.4%, 41.7%, and 44.5% were hydroelectric, respectively. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 12,208 GWh, 9,768 GWh, and 7,743 GWh, in 2023, 2022, and 2021, respectively. Our hydroelectric generation increased in 2023 compared to 2022, mainly related to better hydrological conditions.

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

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs, and the mix of hydroelectric, thermal, and NCRE generation. The CEN is constantly defining the mix to minimize the operating costs of the entire system. According to the current regulatory framework, the price at which energy is traded on the spot market (known as the “spot price”) is determined by the system’s marginal cost. The marginal cost is the cost of the most expensive power plant in operation, given an efficiency-based dispatch. The regulations also consider capacity payments to generators, which remunerate each power plant’s installed capacity according to its availability and contribution to the system’s safety. This capacity payment is determined by the regulator every six months. Hydroelectric and NCRE generation are almost always the least expensive generation technologies and typically have a marginal cost close to zero. Water from reservoirs used to generate electricity, on the other hand, is assigned an opportunity cost for the use of water, which may lead to hydroelectric generation using water from reservoirs having a high cost during extended drought conditions. Our thermal generation cost does not depend on hydrological conditions but instead on international commodity prices for LNG and diesel. Solar and wind sources are currently the NCRE technologies most widely used. NCRE facilities can dispatch energy to the system at very low marginal costs, but they depend on the wind blowing or the sun shining.

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

	Reduced hydroelectric generation	Negative: less energy available to sell in the spot market.
	Increased thermal generation	Positive: increases our energy available for sale and either reduces spot market purchases or increases spot market sales at higher prices.

Wet	Lower spot prices

Positive: if our generation is lower than our contracted energy sales, the energy deficit is covered by spot market purchases at lower prices.

Negative: if our generation is higher than our contracted energy sales, energy surpluses are sold in the spot market at lower prices.

	Increased hydroelectric generation	Positive: more energy available to sell in the spot market at lower prices.

	Reduced thermal generation	Negative: less energy available for sale in the spot market.

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

Our electricity distribution business is conducted through Enel Distribución Chile in the Santiago Metropolitan Region, providing electricity to approximately 2.1 million customers. Santiago is Chile’s most densely populated area and has the highest concentration of industries, industrial parks, and office facilities.

For the year ended December 31, 2023, electricity sales were 14,356 GWh, representing an 18.1% decrease compared to 2022. For the year ended December 31, 2022, electricity sales amounted to 17,534 GWh, representing a 5.2% increase compared to 2021.

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

Although these other revenue sources have increased, our core business continues to be the distribution of electricity at regulated prices. Therefore, the electricity regulatory framework has a substantive impact on our distribution business results. In particular, regulators set distribution tariffs considering the cost of electricity purchases paid by distribution companies (which distribution companies pass on to their customers) and the VAD, all of which are intended to reflect the investment and operating costs incurred by distribution and generation companies and to allow them to earn a regulated level of return on their investments and guarantee service quality and reliability. Our earnings are determined to a large degree by government regulation, mainly through the tariff-setting process. Our ability to purchase electricity relies heavily on generation availability and, to a lesser degree, regulation. The cost of electricity purchases is passed on to end-users through tariffs that are set for multi-year periods. Therefore, variations in the price at which a distribution company purchases electricity do not impact our profitability.

In the past, we focused on reducing physical losses, especially those due to illegally tapped energy. Our physical losses have generally been around 5% for the 2020-2023 period, a level close to our concession’s distribution technical loss threshold. Reducing losses below this level requires additional investments to reduce illegal tapping that would not be expected to have an economically attractive return. Currently, we are working instead on improving our efficiency, primarily through new technologies to automate our networks, as well as on increasing our quality of service to enhance the effectiveness of our facilities, profitability of our business, and our capacity to satisfy our growing number of customers and their increasing demands.

Enel Distribución Chile’s tariff review process, which set the tariffs for the 2016-2020 period, was finalized in August 2017. The new tariffs were applied retroactively as of November 2016, and the review did not have a significant effect on Enel Distribución Chile’s tariffs. Tariffs for residential, commercial, and industrial customers changed, but the changes offset each other, and Enel Distribución Chile’s revenues remained stable. In September 2018, there was an extraordinary tariff update process, which was not retroactive and will be in effect until the tariff-setting process for the 2020-2024 period is completed. This tariff increase recognizes the necessary investments to comply with the new requirements on the quality-of-service standards. Tariff reviews seek to capture distribution efficiencies and economies of scale resulting from economic growth.

The technical bases for the tariff-setting process for the 2020-2024 period were published at the end of the first half of 2020. This is the first tariff-setting process where the CNE determined the tariff by a single study performed by CNE. In the tariff-setting process for 2016-2020, the tariff was calculated using a weighted average between the Reference Company study (one-third) and the CNE study (two-thirds). During the second half of 2020, the consulting company that carried out the study was assigned. On December 23, 2022, the CNE approved the Technical Report on the Calculation of Components of Distribution Value Added for the 2020-2024 period, through Exempt Resolution No. 908.The 2020-2024 process remains ongoing and it is expected to be concluded in 2024.

On December 21, 2019, the Chilean Ministry of Energy issued Law No. 21,194 (the “Distribution Short Law”) that reduces distribution companies’ rate of return and improves the electricity distribution tariff setting process. The Distribution Short Law eliminates the prior methodology that involved weighing the results of the VAD study performed by the CNE (two-thirds) and the VAD study performed by distribution companies (one-third) and replaces it by using only the CNE’s VAD study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a 6% real annual after-tax discount rate to be applied in the following tariff-setting process that began on November 4, 2020. The after-tax economic rate of return of distribution companies may not be more than 2 percentage points higher or 3 percentage points lower than the rate determined by the CNE.

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

On February 11, 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of the Basic Services Law, through which each customer may pay their debt in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average billing. The balance of the debt that may not be covered in the 48 installments will be absorbed by the distribution company. On June 23, 2022, the Ministry of Energy published the procedure for the payment of subsidies established in Law No. 21,423, which regulates the proration and payment of water and electricity services generated during COVID-19 and establishes subsidies for vulnerable customers. On September 30, 2022, the SEF issued Circular No. 140129 to modify the instructions provided by SEF Circular No. 119977, regarding the termination of the customer subsidy benefit. Among these amendments is the reincorporation of the customer subsidy benefit once the customer has paid off its debt with the respective concessionaire company.

As a result of the application of these laws as of December 31, 2023, our current and non-current accounts receivable increased, revenues from energy sales decreased, costs from energy purchases decreased, and financial income and financial costs increased. Please see Notes 9 and 34 of the Notes to our consolidated financial statements for further information.

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

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2023		2022		2021
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	839.91	877,12	871.19	855.86	759.06	844.69

Source: Central Bank of Chile

2.	Analysis of Results of Operations for the Years Ended December 31, 2023, and 2022

Consolidated Revenues and other operating income

The following table sets forth our revenues and other operating income by reportable segment for the years ended December 31, 2023, and 2022:

	Years ended December 31,
	2023	2022	Change	Change

	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile, EGP Chile, and subsidiaries	3,276,387	3,877,759	(601,372)	(15.5)
Distribution and Networks Business
Enel Distribución Chile, Enel Transmisión Chile(1), and subsidiary	1,511,619	1,454,722	56,897	3.9
Non-electricity business and consolidation adjustments	(407,760)	(376,049)	(31,711)	(8.4)
Total Revenues and Other Operating Income	4,380,246	4,956,432	(576,186)	(11.6)
(1)	On December 9, 2022, Enel Transmisión Chile was sold to Sociedad Transmisora Metropolitana S.p.A. and is no longer our subsidiary.

Generation Business: Revenues and other operating income

Revenues and other operating income from our generation business decreased Ch$601.4 billion, or 15.5%, in 2023 compared to 2022, due to:

(i) a Ch$463.2 billion decrease in other operating income, mainly due to:

a)	a Ch$422.4 billion decrease related to the gas supply agreement amendment signed by Enel Generación Chile with Shell in December 2022 mainly reducing the volume of gas to be supplied under the gas supply contract that resulted in income of Ch$460.7 billion recorded in 2022; and

b)	Ch$43.5 billion in lower revenue from commodity hedges, partly due to the changes in international fuel prices.

(ii)	a Ch$208.2 billion decrease in other sales, mainly due to:

a)	Ch$475.2 billion in lower gas sales, partially offset by the Ch$267.4 billion positive effect from commodity hedging transactions.

These effects were partially offset by greater energy sales for Ch$70.1 billion, mainly due to:

(iii)	a Ch$66.6 billion increase in physical sales (+726 GWh) explained by greater spot market sales (+570 GWh) and regulated customer sales (+161 GWh), partially offset by lower sales to unregulated customers (-5 GWh); and

(iv)	Ch$ 26.3 billion in greater revenue from commodity and exchange rate hedges, partially offset by:

(v)	Ch$18.9 billion in lower ancillary services revenue related to safety and service quality; and

(vi)	Ch$7.1 billion in lower revenue resulting from a lower average sales price as a consequence of a negative exchange rate effect during the 2023 period.

Distribution and Networks Business: Revenues and other operating income

Revenues and other operating income from our distribution and networks business increased Ch$56.9 billion, or 3.9%, in 2023 compared to 2022, primarily due to:

(i)an increase of Ch$120.7 billion in energy sales mainly due to:

a)	a Ch$98.3 billion increase due to offsetting the estimated discount in tariffs recorded in 2022 for Ch$49.2 billion, related to a certain provision of Law No. 21,472 referred to as “final customer benefit”. The estimates corresponded to supplementary rules issued by the CNE in 2023 regarding the implementation of such Law, and had the same monetary impact on energy purchases;

b)	Ch$14.3 billion mainly due to 146 GWh of higher physical energy sales, primarily in the commercial and industrial customer business; and

c)	Ch$ 7.9 billion in a higher average sales price due to a positive exchange rate effect during the 2023 period.

These effects were partially offset mainly by lower tolls for Ch$69.1 billion because of the change in the Company’s consolidation perimeter after the sale of Enel Transmisión Chile in December 2022.

Total raw materials and consumables used

The following table sets forth our total raw materials and consumables used for the years ended December 31, 2023, and 2022 by business segment.

	Years ended December 31,
	2023	2022	Change	Change

	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile, EGP Chile, and subsidiaries	2,077,671	2,573,293	(495,622)	(19.3)
Distribution and Networks Business
Enel Distribución Chile, Enel Transmisión Chile(1), and subsidiary	1,321,193	1,194,700	126,493	10.6
Non-electricity business and consolidation adjustments	(403,279)	(368,469)	(34,810)	(9.4)
Total Raw materials and consumables used	2,995,585	3,399,524	(403,939)	(11.9)
(1)	On December 9, 2022, Enel Transmisión Chile was sold to Sociedad Transmisora Metropolitana S.p.A. and is no longer our subsidiary.

Generation Business: Raw materials and consumables used

Raw materials and consumables used in our generation business decreased Ch$495.6 billion, or 19.3%, in 2023 compared to 2022, mainly due to:

(i)	a Ch$275.2 billion decrease in other variable procurement and services costs, mainly due to:

a)	a Ch$276.1 billion decrease in gas commercialization cost of sales; and

b)	a Ch$20.4 billion decrease in thermal power plant emissions tax;

which were partially offset by,

c)	higher commodity hedging costs for Ch$18.7 billion.

(ii)	a Ch$154.3 billion decrease in energy purchases mainly due to lower physical energy purchases (-1,181 GWh) related to lower purchases on the spot market (-1,355 GWh), in addition to a lower average purchase price as a consequence of electricity system conditions during the period, partly offset by greater energy purchases from other power generation companies (+174 GWh).

(iii)	a Ch$50.8 billion decrease in fuel consumption costs mainly due to:

a)a Ch$50.1 billion decrease in impairment losses mainly realized in 2022 on coal inventories and Ch$1.1 billion on diesel oil inventories, both related to the decarbonization process;

b)a Ch$49.4 billion decrease in coal consumption costs also related to the Company’s decarbonization process;

c)a Ch$49.2 billion decrease in lower gas consumption costs due to lower gas-fired electricity generation; and

d)a Ch$27.8 billion decrease in fuel-oil consumption costs, also due to lower thermal electricity generation.

All the above was partially offset by the negative impact of commodity hedges for Ch$126.9 billion as a result of decreasing commodity prices in 2023 compared to the positive hedging effect during 2022 due to increasing commodity prices.

(iv)	Ch$15.3 billion in lower transportation expenses mainly due to;

a)	a Ch$37.4 billion reduction in tolls primarily due to lower tariff revenue resulting from lower marginal costs, which was partially offset by higher regasification and gas transportation costs for Ch$22.1 billion.

Distribution and Networks Business: Raw materials and consumables used

Raw materials and consumables used in our distribution and networks business increased by Ch$126.5 billion, or 10.6% in 2023 compared to 2022, mainly due to:

(i)	Ch$95.7 billion in higher energy purchases costs mainly due to offsetting the estimated discounts in tariffs recorded in 2022 related to a certain provision of Law No. 21,472 referred to as “final customer benefit”. The estimates corresponded to supplementary rules issued by the CNE in 2023 regarding the implementation of such Law, and had the same monetary impact on energy sales. This was partially compensated by a lower average purchase price for Ch$2.9 billion; and

(ii)	Ch$34.2 billion in higher transportation costs mainly due to a Ch$24.6 billion increase in zonal transmission system tolls after selling Enel Transmisión Chile and the disposition.

The aforementioned effects were partially compensated by lower other variable procurement and services costs for Ch$3.4 billion, mainly explained by lower SEF fines for Ch$11.9 billion, which was partially offset by i) Ch$5.8 billion in greater costs related to disconnecting and reconnecting our customers’ power supply; and ii) Ch$2.7 billion in greater costs of other value-added services.

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

The following table sets forth our employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expense for the years ended December 31, 2023, and 2022, by business segment:

	Years ended December 31,
	2023	2022	Change	Change

	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile, EGP Chile, and subsidiaries	414,529	432,410	(17,881)	(4.1)
Distribution and Networks Business
Enel Distribución Chile, Enel Transmisión Chile(1), and subsidiary	159,093	176,490	(17,397)	(9.9)
Non-electricity business and consolidation adjustments	43,278	35,651	7,627	21.4
Total Employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expenses	616,900	644,551	(27,651)	(4.3)
(1)	On December 9, 2022, Enel Transmisión Chile was sold to Sociedad Transmisora Metropolitana S.p.A. and is no longer our subsidiary.

Consolidated employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expense decreased Ch$27.7 billion, or 4.3%, in 2023 compared to 2022, mainly due to:

(i)	Ch$49.4 billion in lower impairment of thermal, hydroelectric, and geothermal power plant projects related to the Company’s decarbonization strategy and market conditions compared to amounts realized in 2022;

(ii)	Ch$11.2 billion in lower impairment losses of trade receivables, mainly of the distribution and networks business segment for Ch$9.9 billion due to greater recoveries of customer accounts receivables resulting from various initiatives carried out by the Company, including disconnecting the power supply of customers as a response to nonpayment; and

(iii)	Ch$5.3 billion in lower depreciation expenses in the distribution and networks business segment mainly due to the change in Enel Chile’s consolidation perimeter resulting from the sale of Enel Transmisión Chile in December 2022 for Ch$8.4 billion, partially offset by a greater expense at Enel Distribución Chile for Ch$3.1 billion due to greater amortization of intangible assets related to software development projects and the commissioning of projects that were previously in the development stage.

The aforementioned effects were partially offset by:

(i)	Ch$17 billion in greater depreciation expense in the generation business segment explained by higher expenses in EGP Chile for Ch$30.3 billion related to the commissioning of new solar and wind-powered generation units, partially compensated by a lower expense at Enel Generación Chile for Ch$13.3 billion, mainly due to a change in the projected useful life of certain property, plant and equipment of thermal and hydroelectric power plants;

(ii)	Ch$5.5 billion in greater fixed asset impairment losses primarily due to the impairment of property, plant and equipment in the generation business segment related to the gas-fired unit of Tarapacá power plant; and

(iii)	Ch$11.9 billion in higher personnel expenses due to:

a)	Ch$3 billion in higher performance bonuses and other recurring expenses;

b)	Ch$2.7 billion in higher severance payments;

c)	Ch$2.6 billion in higher salaries, mainly related to salary reviews and indexation;

d)	Ch$2 billion in higher employee collective bargaining agreement bonuses; and

e)	Ch$1.7 billion in higher expenses related to the Enel Group’s digitalization strategy.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2023, and 2022:

	Years ended December 31,
	2023	2022	Change	Change

	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile, EGP Chile, and subsidiaries	784,188	872,055	(87,867)	(10.1)
Distribution and Networks Business
Enel Distribución Chile, Enel Transmisión Chile(1), and subsidiary	31,333	83,532	(52,199)	(62.5)
Non-electricity business and consolidation adjustments	(47,760)	(43,230)	(4,530)	(10.5)
Total Consolidated Operating Income	767,761	912,357	(144,596)	(15.8)
Operating margin(2)	17.5%	18.4%	—	—

(1)	On December 9, 2022, Enel Transmisión Chile was sold to Sociedad Transmisora Metropolitana S.p.A. and is no longer our subsidiary.
(2)	Operating margin, a measure of efficiency, represents operating income as a percentage of revenues and other operating income. However, caution must be applied in making comparisons among periods, which may have experienced non-recurring gains or losses.

Our operating income in 2023 decreased compared to 2022 due to the following:

Generation Business: Operating Income

Revenues totaled Ch$3,276.4 billion for the year ended December 31, 2023, a decrease of Ch$601.4 billion, or 15.5%, primarily due to the additional revenue related to the agreement with Shell recorded in December 2022 and lower gas sales in 2023.

The raw materials and consumables used totaled Ch$2,077.7 billion as of December 31, 2023, a decrease of Ch$ 495.6 billion, or 19.3%, compared to 2022 mainly explained by lower energy purchase costs, fuel consumption, and gas commercialization costs.

Distribution and Networks Business: Operating Income

Revenues were Ch$1,511.6 billion for the year ended December 31, 2023, an increase of Ch$56.9 billion, or 3.9%, compared to 2022, mainly due to higher energy sales, partly offset by lower revenue from other services as a consequence of the sale of Enel Transmisión Chile in December 2022.

The raw materials and consumables used totaled Ch$1,321.2 billion for the year ended December 31, 2023, an increase of Ch$126.5 billion, or 10.6%, compared to 2022, mainly due to higher energy purchase costs and transportation expenses.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2023, and 2022:

	Years ended December 31,
	2023	2022	Change	Change

	(in millions of Ch$)			(in %)
Financial results
Financial income	134,254	50,415	83,839	166.3
Financial costs	(247,068)	(193,618)	(53,450)	(27.6)
Gain from indexed assets and liabilities	25,286	5,863	19,423	331.3
Foreign currency exchange differences	(856)	18,401	(19,257)	n.a.
Total financial results	(88,384)	(118,939)	30,555	25.7
Other Results
Share of the profit of associates and joint ventures accounted for using the equity method	5,702	3,282	2,420	73.7
Other gains	221,847	981,981	(760,134)	(77.4)
Total Other results	227,549	985,263	(757,714)	(76.9)
Total Consolidated Financial and Other Results	139,165	866,324	(727,159)	(83.9)

Financial Results

We recorded a decrease in financial results in 2023 compared to 2022, primarily attributable to:

(i)	an increase of Ch$83.8 billion in financial income mainly due to:

a)	Ch$52.7 billion in higher interest income from accounts receivables related to billings that have been accumulating since July 2022 due to the postponement of the issuance of the corresponding tariff decrees;

b)	Ch$8.7 billion in higher interest income related to the implementation of Tariff Stabilization Laws Nos. 21,185 and 21,472;

c)	Ch$14.7 billion in higher returns on short-term fixed investments; and

d)	a Ch$6.9 billion increase related to customer refinancing agreements.

(ii)	an increase of Ch$53.5 billion in financial expenses mainly due to:

a)	a Ch$35.6 billion increase due to the sale of financial accounts receivables related to the Company’s electric mobility financial leasing contracts involved in the Santa Rosa and Transantiago 5 public transport projects;

b)	an Ch$18.2 billion increase as a result of amendments to the supplier payment schedule; and

c)	Ch$16.9 billion in higher interest expenses on bonds and bank loans.

These effects were partially offset by:

d)	Ch$15.1 billion in lower financial expenses with related parties resulting from a lower amount of debt with Enel Finance International N.V. (EFI).

(iii)	an increase of Ch$19.4 billion from indexed assets and liabilities mainly due to:

a)	Ch$20.9 billion in higher income from the indexation of trade accounts receivables primarily related to billings that have been accumulating since July 2022 due to the postponement of the issuance of the corresponding tariff decrees.

This effect was partially offset by:

b)	Ch$1.0 billion in higher losses due to trade accounts payable indexation; and

c)	Ch$0.5 billion in higher negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina.

(iv)	a decrease of Ch$19.3 billion in foreign currency exchange rate differences, mainly due to:

a)	Ch$80.5 billion in higher negative exchange rate differences on financial debt and derivative instruments;

b)	Ch$30.8 billion in higher negative exchange rate differences on other financial assets; and

c)	Ch$13.9 billion in lower positive exchange rate differences on related party trade accounts payable related to new loans obtained from EFI.

These effects were partially offset by:

d)	Ch$64.1 billion in higher positive exchange rate differences on trade accounts receivables, including an increase of Ch$11.9 billion related to Tariff Stabilization Laws Nos. 21,185 and 21,472 that required pending billings to regulated customers be dollarized;

e)	Ch$30.6 billion in higher positive exchange rate differences on trade accounts payable, including a decrease of Ch$1.0 billion related to Tariff Stabilization Laws Nos. 21,185 and 21,472;

f)	Ch$8.2 billion in lower negative exchange rate differences on other non-financial liabilities; and

g)	Ch$2.7 billion in lower negative exchange rate differences on other non-financial assets.

Other Results

Our gain on disposal of assets decreased Ch$760.1 billion in 2023 compared to 2022 mainly due to the sale of Arcadia for Ch$215.6 billion, which became effective on October 24, 2023, upon the transfer of the Company’s 99.99% shares held in Arcadia. The selling price for this transaction was Ch$521.9 billion. This was compared to the Ch$981.9 billion in income recorded in 2022 from the sale of Enel Transmisión Chile to Sociedad Transmisora Metropolitana S.p.A. On December 9, 2022, the announcement of the successful results of the takeover bid for all the shares of Enel Transmisión Chile was published. Consequently, after the related obligations were fulfilled, the change of control of Enel Transmisión Chile was confirmed, and it ceased to be a subsidiary of Enel Chile and became controlled by Sociedad Transmisora Metropolitana S.p.A.

Consolidated Income Tax Expenses

The effective tax rate was an income tax expense of 25.0% in 2023 compared to 26.4% in 2022.

Consolidated income tax expense decreased to Ch$226.9 billion in 2023, Ch$242.8 billion lower when compared to 2022 mainly due to:

(i)	a Ch$311.7 billion decrease in income tax expense due to the sale of Enel Transmisión Chile that took place in December 2022; and

(ii)	a Ch$25.0 billion decrease in income tax expense due to the Company’s lower profit in 2023.

These effects were partially offset by:

(iii)	Ch$61.8 billion in higher income tax expense due to the sale of Arcadia that took place in October 2023; and

(iv)	Ch$25.2 billion higher tax income expense related to price-level restatement of the period.

For further details, please refer to Note 19 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses, and net income for the years ended December 31, 2023, and 2022:

	Years ended December 31,
	2023	2022	Change	Change

	(in millions of Ch$)			(in %)
Operating income	767,761	912,357	(144,596)	(15.8)
Financial and other results	139,165	866,324	(727,159)	(83.9)
Net Income before Taxes	906,926	1,778,681	(871,755)	(49.0)
Income tax (expenses)	(226,913)	(469,697)	242,784	51.7
Consolidated Net Income	680,013	1,308,984	(628,971)	(48.1)
Net income attributable to the Parent Company	633,456	1,252,082	(618,626)	(49.4)
Net income attributable to non-controlling interests	46,557	56,902	(10,345)	(18.2)

Net income attributable to our Parent Company decreased Ch$618.6 billion in 2023 compared to 2022 mainly due to the net income from the sale of Arcadia in October 2023 when compared to net income from the sale of Enel Chile’s shareholding in Enel Transmisión Chile in December 2022.

3.    Analysis of Results of Operations for the Years Ended December 31, 2022, and 2021

The comparative analysis of our results of operations for the years ended December 31, 2022 and 2021, is incorporated herein by reference from Item 5.A. of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023.

B.    Liquidity and capital resources.

Our main assets are our consolidated Chilean subsidiaries, EGP Chile, Enel Distribución Chile, and Enel Generación. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We receive cash inflows from our subsidiaries and related companies. Cash flows from our subsidiaries and associates may not always be available to satisfy our own liquidity needs because there may be a time lag before we have access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, cash balances, borrowings from commercial banks, short- and long-term intercompany loans, and ample access to the capital markets will be sufficient to satisfy all our present requirements for cash to fund our working capital, expected debt service, dividends, and planned capital expenditures in the foreseeable future, as discussed in further detail below.

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2023, 2022, and 2021:

	Year ended December 31,
	2023	2022	2021

	(in billions of Ch$)
Net cash flows provided by operating activities	705	745	413
Net cash flows provided by (used in) investing activities	(86)	456	(736)
Net cash flows provided by (used in) financing activities	(934)	(629)	293
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	(315)	572	(30)
Effect of exchange rate changes on cash and cash equivalents	3	(7)	8
Cash and cash equivalents at the beginning of the period	875	310	332
Cash and cash equivalents at the end of the period	563	875	310

For the year ended December 31, 2023, net cash flow provided by operating activities were inflows amounting to Ch$705 billion, representing a decrease of 5.4%, or Ch$40 billion, compared to the same period in 2022. The decrease was in part the result of:

(i)	Ch$168.6 billion from increased payments to suppliers mainly from our distribution business segment of Ch$230.9 billion due to a higher energy purchase and tolls services, which was partially offset by (i) our generation business segment due to lower energy purchase costs for fuel consumption and lower gas costs due to the efficiency of the generation mix as a result of improved hydrology conditions of Ch$35.3 billion, and (ii) Ch$33.5 billion due to the disposition of Enel Transmisión Chile in 2022; and

(ii)	Ch$ 235.2 billion in higher income tax payments in 2023, mainly due to a Ch$253.3 billion increase in Enel Chile’s income tax payments due to the gain from the sale of Enel Transmisión Chile in 2022. This was partially offset by Ch$14.4 billion in income tax expense due to the disposition of Enel Transmisión Chile in 2022.

These operating activity net cash flow decreases were partially offset by:

(iii)	Ch$ 376.9 billion from increased cash collections from the sale of goods and services principally from (i) our generation segment of Ch$217.2 billion due to higher energy sales of 726 GWh mainly in the spot market and to regulated customers; and (ii) our distribution segment of Ch$263.8 billion due to higher physical energy sales of 146 GWh mainly due to higher sales to residential customers and tolls. These were partially offset by Ch$92.4 billion due to the disposition of Enel Transmisión Chile in 2022.

For the year ended December 31, 2022, net cash flow provided by operating activities increased Ch$332 billion, or 80.4%, compared to the same period in 2021. The increase was in part the result of:

(i)	Ch$1,823 billion from increased cash collections from the sale of goods and services principally from (i) our generation business segment of Ch$1,148.1 billion due to higher energy sales of 3,906 GWh mainly to unregulated customers, and an increase in new contracts for the period; (ii) a Ch$460.4 billion payment received under the gas supply agreement amendment signed by Enel Generación with Shell in December 2022; and (iii) our distribution business segment of Ch$192.1 billion due to higher physical energy sales of 534 GWh mainly due to higher sales to residential customers and tolls; and

(ii)	Ch$52.3 billion in lower income tax payments in 2022, mainly due to (i) a Ch$44.6 billion decrease in Enel Generación Chile’s income tax payments due to higher tax losses in 2022; (ii) a Ch$13.6 billion decrease in Enel Distribución Chile related to a decrease in monthly advance income tax payment, and (iii) a Ch$5.5 billion decrease in Pehuenche related to a decrease in monthly advance income tax payments. These were partially offset by Ch$16.8 billion in Enel Transmisión Chile from higher payments in income tax for fiscal year 2022.

These operating activity net cash flow increases were partially offset by:

(iii)	Ch$1,552.4 billion in higher payments to suppliers mainly from (i) our generation business segment due to higher energy purchase costs due to a greater quantity and average price, a higher cost for fuel consumption due to the lower efficiency of the generation mix as a result of dry hydrology conditions and higher commodity prices, together with higher gas costs of Ch$1,449.9 billion; and (ii) our distribution business segment totaled Ch$86.5 billion due to higher cost of energy purchases with a higher average price to satisfy a greater demand.

For further information regarding our operating results in 2023, 2022, and 2021, please see “— A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2023, and 2022” and “— 3. Analysis of Results of Operations for the Years Ended December 31, 2022, and 2021.”

For the year ended December 31, 2023, net cash flows provided by investing activities were outflows amounting to Ch$86 billion, representing a decrease of 119% or Ch$542 billion, compared to the same period in 2022 mainly due to:

(i)	a decrease of Ch$714.4 billion in cash flows from the sale of subsidiaries or other businesses due to the amounts received for the sales in 2022 of: a) Enel Transmisión Chile for Ch$1,221.2 billion; b) Enel X Way Chile for Ch$11.4 million; and c) Enel X AMPCI Ebus Chile for Ch$2.0 billion. This decrease was partially offset by cash received for the sale of Arcadia in 2023 for Ch$520 billion (See Note 2.4.1.ii. and Note 5.1 of the Notes to our consolidated financial statements);

(ii)	Ch$172.3 billion in lower proceeds from the repayment of advances and loans granted to third parties compared to 2022 related to Enel Transmisión Chile’s debt owed to Enel Chile that was repaid in December 2022 (See Note 2.4.1.i. and Note 5.3 of the Notes to our consolidated financial statements); and

(iii)	Payments for future, forward, options, and swap contracts corresponding to financial derivatives, such as cross-currency swaps or currency forwards, of Ch$27.6 billion, including a) Enel Chile for Ch$17.3 billion; b) EGP Chile for Ch$5.7 billion; and c) Enel Distribución Chile for Ch$5.6 billion.

These investing activities net cash flow outflows were partially offset by:

(iv)	Ch$278.9 billion in lower investments in property, plant and equipment made by our subsidiaries in 2023, mainly due to Ch$259.4 billion of lower investments by EGP Chile for developing renewable projects;

(v)	Other collections from the sale of shares in joint ventures of Ch$29.7 billion, due to cash inflows received for the payment of Sociedad de Inversiones K Cuatro S.p.A. debt owed to Enel X Chile (See Note 2.6.i. and Note 13.3.b of the Notes to our consolidated financial statements);

(vi)	Ch$29.9 billion of lower other cash payments in 2023 compared to other cash payments made in 2022 to acquire shares in joint ventures mainly due to the payment of Enel X Chile’s capital contribution in Sociedad de Inversiones K Cuatro S.p.A. for Ch$ 29.6 billion; and

(vii)	Proceeds from the sale of property, plant and equipment of Ch$32.5 billion, mainly due to cash flows received for the purchase of our corporate office building by Territoria Santa Rosa S.p.A. from Enel Generación Chile for Ch$28.7 billion (See Note 5.2 of the Notes to our consolidated financial statements).

For the year ended December 31, 2022, net cash flows provided by investing activities were inflows amounting to Ch$456 billion, representing an increase of 162%, or Ch$1,192 billion, compared to the same period in 2021, mainly due to:

(i)	Ch$1,234.5 billion in cash flows from the loss or gains of sale of subsidiaries or other businesses due to the amounts received for the sales in 2022 of: a) Enel Transmisión Chile for Ch$1,221.2 billion; b) Enel X Way Chile for Ch$11.4 billion; and c) Enel X AMPCI Ebus Chile for Ch$2.0 billion; and

(ii)	Proceeds from the repayment of advances and loans granted to third parties amounting to Ch$172.4 billion, due to cash flows received for the repayment of Enel Transmisión Chile’s debt owed to Enel Chile (See Note 2.4.1.v. and Note 5.2 of the Notes to our consolidated financial statements).

These investing activities net cash flow increases were partially offset by:

(iii)	Ch$167.7 billion in investments in fixed assets carried out by our subsidiaries, mainly due to investments of Ch$140.1 billion by EGP Chile in developing renewable projects, Ch$15.4 billion by Enel Transmisión Chile to improve its networks, and Ch$12.5 billion by Enel Generación Chile, mainly due to the construction of the Los Cóndores power plant; and

(iv)	Ch$29.9 billion in other cash payments to acquire shares in joint ventures mainly due to Enel X Chile’s capital contribution to Sociedad de Inversiones K Cuatro S.p.A. for Ch$29.6 billion.

For the year ended December 31, 2023, net cash used from financing activities were Ch$934 billion compared to Ch$629 billion in 2022.

The aggregate cash payments associated with financing activities in 2023 were primarily due to:

(i)	aggregate outflows from financing activities in 2023 for Ch$487.3 billion: inflows primarily from loans received from EFI, a related company, for Ch$767.7 billion; and outflows primarily from loan payments by Enel Chile to EFI for Ch$1,255 billion;

(ii)	Ch$401.6 billion in dividend payments, of which Ch$240.8 billion was paid to Enel, our controlling shareholder, and Ch$160.8 billion to third parties;

(iii)	Ch$193 billion of interest payments (Ch$89 billion paid by EGP Chile, Ch$64.8 billion paid by Enel Generación Chile, Ch$32.2 billion paid by Enel Distribución Chile, and Ch$7.2 billion paid by Enel Chile; and

(iv)	Ch$84.8 billion in loan and bond principal payments by Enel Generación Chile.

These financing activities were partially offset by:

(v)	aggregate inflows from financing activities from short-term loans in 2023 of Ch$248.8 billion.

For the year ended December 31, 2022, net cash used from financing activities were Ch$629 billion compared to the cash provided by in financing activities of Ch$293 billion in 2021.

The aggregate cash payments associated with financing activities in 2022 were primarily due to:

(i)	Ch$510 billion in loan and bond principal and interest payments by Enel Generación Chile;

(ii)	Ch$187 billion of interest payments (Ch$78.5 billion paid by Enel Generación Chile, Ch$51.6 billion paid by EGP Chile, and Ch$59.9 billion paid by Enel Chile); and

(iii)	Ch$39.6 billion in dividend payments, of which Ch$16.4 billion was paid to Enel, our controlling shareholder, and Ch$23.2 billion to third parties.

These financing activities were partially offset by:

(i)	aggregate cash inflows and outflows from financing activities in 2022: inflows primarily from loans provided to Enel Chile by EFI, a related company, of Ch$602 billion; and outflows primarily from loan payments to EFI for Ch$1,187.7 billion; and

(ii)	aggregate inflows from financing activities from short- and long-term loans in 2022 of Ch$263.8 billion and Ch$448.9 billion, respectively.

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

Contractual Obligations

The table below sets forth our cash payment of contractual obligations as of December 31, 2023:

	Payments Due by Period
Contractual Obligation	Total	2024	2025-2026	2027-2028	After 2028

	In billions of Ch$
Purchase obligations(1)	15,384	840	2,859	2,623	9,062
Yankee bonds	1,507	351	-	1,058	98
Interest expense	1,266	167	287	189	623
Accounts payable to related parties(2)	1,179	141	283	141	614
Bank debt	697	132	148	58	359
Lease obligations	268	24	19	20	205
Local bonds	240	41	82	84	33
Pension and post-retirement obligations(3)	62	8	12	13	29
Total contractual obligations	20,603	1,704	3,690	4,186	11,023
(1)	Includes generation and distribution business purchase obligations, comprised mainly of electricity purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$15,384 billion, 59% corresponds to electricity purchased for distribution, 27% primarily to fuel supply, maintenance of medium- and low-voltage lines, cable and utility poles, and electricity purchased for generation. The remaining 4% corresponds to miscellaneous services, such as LNG regasification and fuel transportation.
(2)	Represents loans payable to EFI.
(3)	Our pension and post-retirement benefit plans are unfunded. Cash flow estimates in the table are based on such obligations, including certain estimated variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds, intercompany financings, or direct financings. In recent years, we have adopted a preference to incur debt at the Enel Chile level and to finance most of the obligations of our subsidiaries through intercompany loans. Among the advantages to this financing strategy is the mitigation of structural subordination risk arising from subsidiary debt, with its favorable consequences for us from the perspective of rating agency credit ratings.  Furthermore, as a holding company, we can frequently access liquidity from several sources on better terms and conditions than some of our subsidiaries. However, we have no legal obligations or other commitments to support our subsidiaries financially. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

Our ADSs have been listed and traded on the NYSE since April 26, 2016. In the future, we may again tap the international equity capital markets (including SEC-registered ADS offerings). We also issued bonds in the United States (“Yankee Bonds”) in 2018 and may issue Yankee Bonds in the future depending on liquidity needs.

The following table lists the Yankee Bonds issued by us and our subsidiaries and the aggregate principal amount that are outstanding as of December 31, 2023:

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon		Issued	Outstanding
					(in millions of US$)
Enel Chile	10 years	June 2028	4.875%		1,000	1,000
Enel Generación Chile	10 years	April 2024	4.250%		400	400
Enel Generación Chile(1)	30 years	February 2027	7.875%		230	206
Enel Generación Chile(2)	40 years	February 2037	7.325%		220	71
Enel Generación Chile(1)	100 years	February 2097	8.125%		200	40
Total			5.267%	(3)	2,050	1,717
(1)	Enel Generación Chile repurchased some of these bonds in 2001.
(2)	Holders of the Enel Generación Chile’s 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009, for a total amount of US$149.2 million. The remaining US$70.8 million principal amount of the Yankee Bonds matures in February 2037.
(3)	Weighted-average coupon by outstanding amount.

We also have access to the Chilean domestic capital markets. In March 2018, we registered a 30-year local bond program with the CMF for UF 15 million (Ch$552 billion as of December 31, 2023). As of December 31, 2023, and as of the date of this Report, there have been no issuances of bonds under this program.

Our subsidiary, Enel Generación Chile, has issued debt instruments that have been primarily sold to Chilean pension funds, life insurance companies, and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enel Generación Chile that are outstanding on December 31, 2023:

			Coupon (inflation		Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)		Issued	Outstanding
					(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Chile Series M	21 years	December 2029	4.75%		10.00	5.45	200.7
Enel Generación Chile Series H	25 years	October 2028	6.20%		4.00	1.09	40.0
Total			4.99%	(1)	14.00	6.54	240.7
(1)	Weighted-average coupon by outstanding amount.

For a complete description of local bonds issued by Enel Generación Chile, see “Unsecured liabilities detailed by currency and maturity” in Note 20.2 of the Notes to our consolidated financial statements.

We may also participate in the international and local commercial bank markets through syndicated or bilateral senior unsecured loans, including fixed-term and revolving credit facilities.

Our U.S. dollar syndicated and bilateral revolving loans are governed by the laws of the State of New York and the amounts that are outstanding as of December 31, 2023, are summarized in the table below.

Borrower	Type	Lender	Maturity(1)	Facility Amount	Amount Drawn
				(in millions of US$)	(in millions of US$)
Enel Chile	Syndicated Revolving Loan	BBVA S.A. and Mizuho Bank Ltd	June 2024	100	100(2)
Enel Chile	Bilateral Revolving Loan	EFI	June 2024	50	—
Enel Chile	Bilateral Revolving Loan	EFI	May 2024	100	—
Enel Chile	SDG-linked Bilateral Revolving Loan	EFI	April 2026	290	—
Enel Chile	SDG-linked Bilateral Revolving Loan	EFI	September 2025	200	—
Enel Chile	SDG-linked Bilateral Revolving Loan	SMBC	October 2025	50	—
Total				790	100
(1)	Refers to the facility’s maturity.
(2)	The amount drawn matures at the facility’s maturity.

Our Chilean pesos revolving loan and the amounts outstanding as of December 31, 2023, are summarized in the table below.

Borrower	Type	Lender	Maturity(1)	Facility Amount	Amount Drawn
				(in millions of Ch$)	(in millions of Ch$)
Enel Chile	Syndicated Revolving Loan	Scotiabank Chile	June 2024	34,000	—
(1)	Refers to the facility’s maturity.

The disbursement of the revolving loans is not subject to the compliance of conditions precedent regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually). This kind of contract with committed credit lines allows us complete flexibility for a drawdown under any circumstances, including situations involving an MAE.

Additionally, we and our subsidiaries have also entered into uncommitted Chilean bank facilities for approximately Ch$108 billion in the aggregate, none of which was drawn as of March 31, 2024. Unlike the committed lines described above, which are not subject to an MAE condition precedent to disbursements, these facilities are subject to a risk of not being disbursed because they are subject to an MAE condition precedent to disbursements. Our liquidity could be limited under such circumstances.

As for our term loans, the detail of each transaction and the outstanding principal amount as of December 31, 2023, is described in the following table:

Borrower	Type	Lender	Issuance Date	Maturity	Outstanding principal
					(in millions of US$)
Enel Chile	Term Loan	EFI	December 2015	December 2027	644
Enel Chile	Term Loan	EFI	March 2020	March 2030	400
Enel Chile	SDG-linked Term Loan	EFI	April 2021	April 2031	300
Enel Chile	SDG-linked Term Loan	European Investment Bank	December 2022	December 2037	244
Enel Chile	SDG-linked Term Loan	Scotiabank Chile	December 2021	December 2026	150
Enel Chile	SDG-linked Term Loan	European Investment Bank	December 2023	December 2038	101
Enel Chile	SDG-linked Term Loan	European Investment Bank	July 2023	July 2038	99
Enel Chile	SDG-linked Term Loan	European Investment Bank	October 2022	October 2037	50
Enel Chile	SDG-linked Term Loan	Santander Chile	July 2021	June 2024	50
Total					2,038

For a complete description of our credit lines and term loans, see Note 10.1.d) and Note 20.1 of the Notes to our consolidated financial statements.

As is customary for certain credit and capital market debt facilities, some of our financial indebtedness is subject to covenants. The main covenants governing the loans granted to us are bankruptcy, insolvency, cross default clauses, limitations on liens, change of control, restrictions on the sale of assets and corporate reorganizations, adverse court judgments, and governmental actions, among others. As of December 31, 2023, Enel Chile, on a stand-alone basis, had debt obligations that included covenants or events of default but were not subject to financial ratios. In addition, two of Enel Generación Chile’s loan agreements include the obligation to comply with certain financial ratios. These agreements include affirmative and negative covenants and restrictions in the event of default, which all require monitoring to ensure their compliance. For more information about financial restrictions please see Note 36.4 of the Notes to our consolidated financial statements.

The payment of dividends and distributions by our subsidiaries and affiliates represents an essential source of funds and liquidity and is potentially subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual conditions. We are currently in compliance with the legal restrictions, and therefore, they do not affect the payment of dividends or distributions to us as of the date of this Report. Certain credit facilities and investment agreements of our subsidiaries may restrict dividends or distributions in certain exceptional circumstances. For instance, one of Enel Generación Chile’s UF-denominated Chilean bonds limits intercompany loans that Enel Generación Chile and its subsidiaries can lend to related parties. The threshold for such aggregate restriction of intercompany loans is currently US$500 million. For a description of liquidity risks resulting from our company’s status, see “Item 3. Key Information — D. Risk Factors— We depend on distributions from our subsidiaries to meet our payment obligations.”

Our estimated capital expenditures for 2024 through 2026 are expected to amount to Ch$2.0 trillion, which includes maintenance capital expenditures, investment in expansion projects in process, as well as water rights and expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to refinance our consolidated indebtedness as it becomes due, fund our purchase obligations with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

LIBOR Transition

The U.K. Financial Conduct Authority found that the London Interbank Offered Rate (“LIBOR”) had inconsistencies in its calculations and recommended that it be based on actual transactions. As a result, the authority agreed to stop requiring banks to comply with the submission of interbank rates to calculate LIBOR as of December 31, 2021. On March 5, 2021, LIBOR succession dates were announced (December 31, 2021, for all tenors EUR, CHF, JPY, and GBP LIBOR, and one-week and two-month USD LIBOR; and June 30, 2023, for all other USD LIBOR tenors). The Secured

Overnight Financing Rate (“SOFR”) was the successor benchmark rate. All of our floating rate financing arrangements have been transitioned from LIBOR to SOFR.

C.      Research and Development, Patents and Licenses, etc.

None.

D.      Trend Information.

Generation Business

We expect construction on the Los Cóndores hydroelectric plant to be completed in 2024, adding an average of 600 GWh of annual generation to our consolidated generation capacity. In 2024, we expect significant energy price decreases, mainly due to the start of operations of projects tendered in 2016 and 2017, respectively.

In 2024, contracts awarded in the November 2017 auction will come into effect with an average price of the total allocated energy of US$ 32.5 per MWh, 31% lower than the average price of the previous tender process. The total amount of energy tendered was based on NCRE offers, representing a milestone in the industry. We were awarded 54% of the tender of 2,200 GWh per annum, corresponding to 1,180 GWh per annum at an average price of US$ 34.7 per MWh, with a mix of wind, solar, and geothermal generation that will be provided through NCRE projects supported by conventional energy.

Distribution and Network Business

We expect that distribution customers who can choose between regulated and unregulated tariffs will continue to switch to unregulated tariffs, thereby becoming direct generation company customers. We expect this trend to continue in the future until lower-cost agreements are recognized in the regulated tariffs. Based on the latest tender processes, this difference in tariffs may last until 2024 with the recognition of the 2017 tendered prices in the regulated tariff.

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

Hydrogen in energy transition

The ability to generate hydrogen by electrolysis with renewable energy sources allows not only the decarbonization of the hydrogen production process but also generates value in economic sectors in which hydrogen is used as an energy source to replace coal-based sources. We believe that hydrogen, within the energy transition, has potential for development due to its impact on the environment and the benefits it may generate in our earnings and financial results as a result of diversifying our sources of income. Our first pilot hydrogen project reached commercial operation in 2023.

Adverse Effects of Governmental Regulations

The Distribution Tariff Law, which reduces the profitability of electricity distribution companies, and the Basic Services Law, which prohibits electricity distribution companies from cutting services due to nonpayment for residential customers, small businesses, hospitals, and firefighters, among others, may adversely affect our business and results. For more information see “Item 3. Key Information — D. Risk Factors— Governmental regulations may unfavorably affect our businesses, cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.”

Digitalization Strategy

Enel Chile is carrying out a digital transformation process of its entire value chain, developing new business models and digitalizing processes, integrating systems, and adopting new technologies. These initiatives help accelerate the digitalization of network infrastructure through the innovation and development of a robust and resilient electricity system. We continue to add technology to get closer to our customers, connect with them, and anticipate and solve their needs by providing greater service reliability and quality while strengthening and digitalizing the physical network.

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

Our current Board of Directors was elected at the OSM held on April 29, 2024, for a three-year term that ends in April 2027. The current chairman of the board is Marcelo Castillo Agurto, and the current directors are María Teresa Vial Álamos, Pablo Cabrera Gaete, Isabella Alessio, Mónica Girardi, Salvatore Bernabei, and Pablo Cruz Olivos.

As of December 31, 2023, the members of our Board of Directors were as follows:

Directors	Position	Age(1)	Current Position Held Since
Herman Chadwick Piñera	Chairman	79	2016
Luis Gonzalo Palacios Vásquez	Director	73	2021
Pablo Cabrera Gaete	Director	76	2016
Fernán Gazmuri Plaza	Director	79	2016
Salvatore Bernabei	Director	50	2016
Mónica Girardi	Director	44	2021
Isabella Alessio	Director	49	2021
(1)	As of the date of this Report.

Set forth below are brief biographical descriptions of the members of our Board of Directors as of December 31, 2023.

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

Luis Gonzalo Palacios Vásquez: Mr. Palacios currently works as a consultant mainly in the energy sector and was an independent director on the board at Naturgy Ban, a gas distribution company in Argentina, until April 2023. He has served as either director or CEO of the following companies in the electricity industry: CGE, CGED, CONAFE, EDELMAG, EJESA (Argentina), EJSEDSA (Argentina), EDET (Argentina); Energía San Juan (Argentina), Tusan, Hornor, Energy Sur, and Tecnet. His experience also includes studies for the World Bank and governments related to deregulation, liberalization, privatization, and regulatory framework throughout Latin America, as well as participation in Comisión Nacional de Energía (Chile), the Chilean electricity law of 1982, and the legal modifications to the Chilean gas law in the late 1980s. He holds a degree in industrial engineering from Pontificia Universidad Católica de Chile.

Pablo Cabrera Gaete: Mr. Cabrera is an advisor to the Asia Pacific Chamber of Commerce and a director of the Hong Kong Latin American Business Association, as well as a member of the Sociedad Chilena de Derecho Internacional. Mr. Cabrera was director of Academia Diplomática Andrés Bello (2010-2014) and served concurrently as ambassador to the Holy See, the Sovereign Military Order of Malta and Albania (2006-2010), the People’s Republic of China (2004-2006), Russia and Ukraine (2000-2004), and the United Kingdom and Ireland (1999-2000). He also headed the Subsecretaría de Marina de Chile (1995-1999). Mr. Cabrera holds a law degree from Pontificia Universidad Católica de Chile and is a certified career diplomat from Academia Diplomática Andrés Bello.

Fernán Gazmuri Plaza: Mr. Gazmuri is chairman of Citroën Chile S.A.C. and has previously served on the boards of the following companies unrelated to Enel Chile: Invexans S.A., a holding company that owns NEXANS, a French telecom and maritime cable company; Asociación Chilena de Seguridad, the Chilean safety association; Sociedad de Fomento Fabril; Empresa Nacional del Petróleo, the Chilean state-owned oil company; and the International Chamber of Commerce of Chile. In 2016 Mr. Gazmuri was awarded the Jorge Alessandri Rodríguez distinction by the Asociación de Industriales Metalúrgicos y Metalmecánicos due to his outstanding professional and business career. In 2014 Mr. Gazmuri was awarded the Ordre national du Mérite by the Republic of France. He holds a degree in business administration from Pontificia Universidad Católica de Chile.

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

Mónica Girardi: Mónica joined Enel in 2018 as head of investor relations of Enel S.p.A. She was previously a senior research analyst at Barclays responsible for Italian and Iberian public services (2009-2018) and an analyst at Lehman Brothers covering European public services and infrastructure (2003-2009). She holds a degree in business administration from Università Commerciale Luigi Bocconi in Milan and graduated summa cum laude.

Isabella Alessio: Isabella is head of legal and corporate affairs for global procurement of Enel S.p.A. She was previously head of legal affairs for North, Central, and South America for the global infrastructure and networks line of Enel (2014-2017). She joined Enel as head of corporate affairs for Iberia and Latin America at Enel Green Power (2011-2014). Previously, she held positions at Grimaldi e Associati and at Clifford Chance law firms. She holds a law degree from the University of Rome “La Sapienza” and has a master’s degree in European law.

Executive Officers

Set forth below are our executive officers as of December 31, 2023:

Executive Officers	Position	Age(1)	Year Joined Enel or Affiliate	Current Position Held Since
Fabrizio Barderi(2)	Chief Executive Officer	53	2001	2022
Giuseppe Turchiarelli(3)	Chief Financial Officer	53	1998	2019
Juan Diaz Valenzuela	Internal Audit Officer	37	2010	2022
Liliana Schnaidt Hagedorn	Human Resources Officer	44	2009	2018
Domingo Valdés Prieto	General Counsel	60	1993	2016
Montserrat Palomar Quilez(4)	Sustainability & Community Relations Officer	42	2017	2022
(1)	As of the date of this Report.
(2)	In January 2024, Mr. Barderi resigned from his position as CEO of Enel Chile, effective March 1, 2024, to take on new responsibilities within the Enel Group.
(3)	On March 1, 2024, in addition to his role as CFO, Mr. Turchiarelli assumed the role of CEO on an interim basis. On April 29, 2024, Mr. Turchiarelli was named CEO on a permanent basis and CFO on an interim basis, effective as of May 1, 2024.
(4)	On April 1, 2024, Pedro Urzúa Frei assumed the role of External Relations and Sustainability Chile Officer, replacing Montserrat Palomar Quilez.

Set forth below are brief biographical descriptions of our executive officers as of December 31, 2023.

Fabrizio Barderi: In January 2024, Mr. Barderi resigned from his position as CEO of Enel Chile, effective March 1, 2024, to take on new responsibilities within the Enel Group. Mr. Barderi has experience in operations, strategic planning, and business negotiations in different sectors. He joined Enel in 2001 and has worked in various positions in Europe and Latin America. Between October 2014 and July 2017, he was in charge of all of Enel’s generation assets in Latin America. In 2017 he was appointed member of the board of directors of Enel Generación Chile. Mr. Barderi holds a degree in electrical engineering from Università di Pisa and a master’s degree in economics and energy and environmental management from Scuola Superiore Enrico Mattei.

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

Domingo Valdés Prieto: Mr. Valdés is the general counsel of Legal and Corporate Affairs for both Enel Américas and Enel Chile and serves as secretary of both their boards of directors. He was a member of the board of directors of

Empresa Distribuidora de Energía Sur S.A. (Edesur - Argentina) and Chairman of Enel Transmisión Chile. He is a tenured professor of economic and antitrust law at Universidad de Chile and graduated summa cum laude from its law school. Mr. Valdés also holds an LL.M. from the University of Chicago and an MPL from Yale University.

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

At the OSM held on April 26, 2023, our shareholders approved our Board of Directors’ compensation policy for 2023. Director compensation consists of a monthly fixed compensation of UF 216 per month and an additional fee of UF 79.2 per meeting, up to a maximum of 16 sessions in total, including ordinary and extraordinary meetings, within the respective fiscal year. The Chairman of the Board is entitled to double the compensation of other directors.

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

In 2023, the total compensation paid to each of our directors, including fees for attending Directors Committee meetings, was as follows:

Director	Fixed Compensation	Ordinary and Extraordinary Session	Directors Committee (Fixed Compensation)	Ordinary and Extraordinary Session (Directors Committee)	Total

	(in ThCh$)
Herman Chadwick Piñera	186,722	74,182	—	—	260,904
Luis Gonzalo Palacios Vásquez	93,361	37,091	31,120	11,411	172,983
Pablo Cabrera Gaete	93,361	37,091	31,120	11,411	172,983
Fernán Gazmuri Plaza	93,361	37,091	31,120	11,411	172,983
Salvatore Bernabei(1)	—	—	—	—	—
Mónica Girardi(1)	—	—	—	—	—
Isabella Alessio(1)	—	—	—	—	—
Total	466,805	185,455	93,360	34,233	779,853
(1)	Directors Alessio, Bernabei, and Girardi waived their compensation as directors of Enel Chile due to their positions as employees of Enel or other companies affiliated with Enel.

We do not disclose any information about an individual executive officer’s compensation. Executive officers are eligible for variable compensation under a bonus plan. The yearly bonus plan is paid to our executive officers for achieving company-wide objectives and for their contribution to our results and goals. The annual bonus plan provides a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries. For the year ended December 31, 2023, the aggregate gross compensation, paid and accrued, for all our executive officers, attributable to the fiscal year 2023, was Ch$2.5 billion in fixed compensation, and Ch$740 million in variable compensation and benefits.

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

We did not pay severance indemnity to our executive officers in 2023. There are no other amounts set aside or accrued to provide for pension, retirement, or similar benefits for our executive officers.

Incentive-Based Compensation Policy

In October 2022, the SEC adopted Rule 10D-1 under the Exchange Act, requiring national securities exchanges and national securities associations, such as NYSE, to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act. The amendment to NYSE’s listing rules became effective on October 2, 2023, and issuers like Enel Chile listed on NYSE were required to adopt SEC-compliant clawback policies by December 1, 2023.

On September 27, 2023, our Board of Directors adopted Enel Chile’s incentive-based compensation policy effective as of October 2, 2023, a copy of which is filed as Exhibit 97 to this Report. The incentive-based compensation policy complies with the requirements of Section 303A.14 of the NYSE listing rules implementing SEC Rule 10D-1.

Under our incentive-based compensation policy, in the event we are required to prepare an accounting restatement due to (i) material noncompliance with any financial reporting requirements under U.S. federal securities laws, including any required accounting restatement to correct an error in a previously issued financial statement that is material to such previously issued financial statement, or (ii) an error not material to a previously issued financial statement, but that would result in a material misstatement if the error were corrected in the current period financial statements or left uncorrected in the current period financial statements, we are entitled to recover or pay, as applicable, a portion or all of any incentive-based compensation provided to certain specified current or former executive officers (including the CEO, the CFO and the principal accounting officer), who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds or falls short of or is deficient with respect to, as applicable, the amount of incentive-based compensation the executive officer would have received based on the restatement. The Board of Directors (with a majority vote of the independent directors) administers our incentive-based compensation policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the policy and may forego recovery if it determines that recovery would be impracticable.

C.      Board Practices.

Members of the board of directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon the termination of their service. Our current board of directors was elected at the OSM held on April 29, 2024, for three-year terms. The current president of the Directors Committee is Maria Teresa Vial Álamos, and the current members are Pablo Cabrera Gaete and Pablo Cruz Olivos. For information about the directors in office as of December 31, 2023, and the year they began their service on the Board of Directors, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above.

Directors Committee (Audit Committee)

Set forth below are our members of the Directors Committee as of December 31, 2023:

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

D. Employees.

The following table sets forth the total number of our personnel (permanent and temporary employees) in Enel Chile and our subsidiaries as of December 31, 2023, 2022, and 2021:

Company	2023	2022	2021
Enel Distribución Chile(1)	588	587	556
Enel Generación Chile	573	616	656
Enel Chile(2)	474	498	500
EGP Chile	347	363	304
Enel X	94	93	99
Pehuenche	1	1	2
Enel Transmisión Chile(3)(4)	0	0	98
Total Personnel(5)	2,077	2,158	2,215
(1)	Includes Enel Colina S.A.
(2)	Beginning in 2023, includes Enel Mobility Chile
(3)	As of January 1, 2021, Enel Transmisión Chile was spun off from Enel Distribución Chile.
(4)	On December 9, 2022, Enel Transmisión Chile was sold to Sociedad Transmisora Metropolitana S.p.A. and is no longer our subsidiary as of December 31, 2022.
(5)	The total number of temporary employees was not significant.

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

Collective Bargaining

The Company offers employment terms to its employees through contracts and collective bargaining agreements reached through collective negotiation processes between the Company and unions, in line with current legislation. The main topics covered by the current collective agreements are benefits and working conditions linked to productivity bonuses, overtime, and welfare benefits related to health, education, food, vacations, among others.

For Enel Chile and its subsidiaries, collective negotiation is an instrument that is validated by both sides and facilitates collaborative efforts. It enhances the organization’s positive social impact and includes the promotion of best practices such as freedom of association and fair wages. Enel Chile’s employees have the right to associate collectively and can join one of the many unions at the Company and its subsidiaries.

The following table sets forth the collective bargaining agreements with our personnel as of December 31, 2023.

In Force
Company and union	From	To
EGP Chile - Workers, Engineers, and Professional Staff	December 2021	December 2024
EGP Chile - EGP Staff	October 2023	October 2026
EGP Chile - Panguipulli Staff	January 2024	December 2026
Enel Chile - Professional Staff	July 2022	July 2025
Enel Chile - Administrative Staff and IT Staff	January 2023	December 2025
Enel Colina - General Staff	November 2022	October 2025
Enel Colina - Professional Staff	January 2024	December 2026
Enel Distribución Chile - Professional Staff and Unions 1, 2, 5, & 6	January 2024	December 2026
Enel Generación Chile - Regional Workers Union	July 2022	June 2025
Enel Generación Chile - Workers, Engineers and Professional Staff, and Workers Union (Endesa)	July 2023	June 2026
Enel Generación Chile - Gas Atacama Union and Engineers and Professional Staff (Endesa)	January 2024	December 2026
Enel X Chile - Professional Staff	January 2024	December 2026
Enel X Way - Professional Staff	January 2024	December 2026

The following table sets forth the percentage of our personnel who were unionized (permanent and temporary employees) at Enel Chile and our subsidiaries as of December 31, 2023, 2022, and 2021:

Company	2023	2022	2021

	(in %)
EGP Chile(1)	79	76	80
Enel Chile(2)(3)	73	72	70
Enel Distribución Chile(1)	94	89	88
Enel Generación Chile(1)	75	74	78
Enel Transmisión Chile	-	-	57
Enel X Chile	81	-	-
Total	81	77	76
(1)	Includes subsidiary(ies).
(2)	Beginning in 2023, includes Enel Mobility Chile
(3)	Includes Enel X Chile for years 2022 and 2021.

E.	Share Ownership.

To the best of our knowledge, none of our directors or officers owns more than 0.1% of our shares or holds any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. Any share ownership by all our directors and officers amounts to significantly less than 10% of our outstanding shares.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

As of the date of this Report, we have not been required to prepare an accounting restatement for the fiscal year ended December 31, 2023, that required recovery of erroneously awarded compensation pursuant to our incentive-based compensation policy.

Item 7.      Major Shareholders and Related-Party Transactions

A.	Major Shareholders.

We have only one class of capital stock, and Enel, our controlling shareholder, has the same voting rights as our other shareholders. As of December 31, 2023, 5,960 shareholders of record held 69,166,557,220 shares of our outstanding common stock. Enel owned 44,334,165,152 common shares and 11,457,799 ADSs equivalent to 572,889,949 shares, aggregating a 64.93% ownership interest in us. There were four record holders of our ADS, as of such date.

It is not practicable for us to determine the number of our ADS, or our common shares, beneficially owned in the United States. The depositary for our ADS only registers the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the ultimate beneficial holders represented by the four ADS record holders in the United States, nor are we able to determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

As of December 31, 2023, Chilean private pension funds (“AFPs”) owned 6.3% of our shares in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 23.3% of our shares. ADS holders owned 4.4% of our shares, and 5,814 minority shareholders held the remaining 1.1% of our shares.

The following table sets forth information concerning ownership of the common stock as of April 1, 2024, for the only stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel S.p.A. (Italy)	44,907,055,101	64.93%

Enel, an Italian company and our controlling shareholder that beneficially owned 64.93% of our shares as of December 31, 2023, is a multinational power company and a leading integrated player in the global power and renewables markets. It is one of the largest European utility companies with operations in 29 countries worldwide and a consolidated installed capacity of approximately 89 GW, including BESS. Enel distributes electricity through a network of 2 million kilometers to more than 70 million customers. It is one of the world’s largest network operators and has one of the most extensive customer bases. Enel’s shares are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A.

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

The following are related-party transactions conducted between January 1, 2023, and March 31, 2024.

Lender	Borrower	Issuance Date	Maturity Date	Amount (millions)	Interest Rate	Outstanding Principal(1)	Contract Type
EFI	Enel Chile	May-23	May-24	US$100	SOFR + 1,25%	—	Revolving facility
EFI	Enel Chile	Jun-23	Sep-23	US$320	SOFR + 0,75%	—	Revolving facility
Enel Chile	EGP Chile	Mar-23	Mar-29	US$200	6.43%	US$200	Term loan
Enel Chile	EGP Chile	Jul-23	Jul-30	US$125	6.66%	US$125	Term loan
Enel Chile	EGP Chile	Sep-23	Sep-30	US$185	7.01%	US$185	Term loan
Enel Chile	Enel Distribution	Mar-23	Mar-26	Ch$195,000	8.57%	Ch$195,000	Term loan
Enel Chile	Enel X Chile	Sep-23	Sep-30	Ch$85,386	7.89%	Ch$85,386	Term loan
(1)	Expressed in millions as of March 31, 2024.

Our internal procedure provides that all our subsidiaries’ cash inflows and outflows are managed through a centralized cash management mechanism. It is common practice in Chile to transfer surplus funds from one company to an affiliate that has a cash deficit. These transfers are executed through either short-term transactions or structured inter-company loans. Under Chilean laws and regulations, such transactions must be conducted on an arms-length basis. All these transactions are subject to the supervision of our Directors Committee. As of April 1, 2024, the peso-denominated transactions were priced at TAB 1m (a Chilean interbank interest rate published daily) plus 1.44% when lending to subsidiaries and TAB 1m minus 0.18% when accepting deposits of cash surpluses from subsidiaries. The US$-denominated transactions were priced at SOFR 1m plus 2.06% when lending to subsidiaries and SOFR 1m plus 0.21% when accepting deposits of cash surpluses from subsidiaries.

The following are related-party transactions under the centralized cash management mechanism conducted between January 1, 2023, and March 31, 2024.

●	We granted short-term intercompany loans to our subsidiaries EGP Chile, Enel Colina, Enel Distribución Chile, Enel Generación Chile, Enel Mobility Chile S.pA., Enel X Chile, Geotérmica del Norte, Parque Eólico Talinay Oriente S.A., Pehuenche, and Sociedad Agrícola de Cameros Ltda. As of March 31, 2024, the total outstanding balance of these loans was Ch$246 billion, including interest.

●	Under our cash management contracts, EGP Chile, Enel Colina, Enel Distribución Chile, Enel Generación Chile, Enel Mobility Chile S.pA., Enel X Chile, Geotérmica del Norte, Parque Eólico Talinay Oriente S.A., Pehuenche, and Sociedad Agrícola de Cameros Ltda. all transfer cash surpluses to Enel Chile. As of March 31, 2024, the total outstanding balance of these transfers was Ch$517 billion, including interest.

All these intercompany cash flows help meet our working capital needs and those of our subsidiaries.

We have various contractual relationships with EGP Chile, Enel Americas, Enel Distribución Chile, Enel Generación Chile, Enel S.p.A., and Enel X Chile to provide intercompany services. We entered into intercompany agreements under which we provide services directly and indirectly to Enel Americas, to Enel Distribución Chile and its subsidiaries, to Enel Generación Chile and its subsidiaries, and to our other subsidiaries. The services to be rendered by us include specific legal, finance, treasury, insurance, capital markets, financial and documentary compliance, accounting, human resources, communications, security, relations with contractors, purchases, IT, tax, corporate affairs, and other corporate support and administrative services. The services rendered vary depending on the company receiving the service. These services are provided and charged at market prices if there is a comparable reference service. If there are no similar services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for one-year terms as of July 21, 2021, and subject every year to automatic renewal for one year.

As of the date of this Report, the transactions above have not experienced material changes. As of December 31, 2023, there were some commercial transactions with related parties. Please see Note 10 of the Notes to our consolidated financial statements for more information regarding related-party transactions.

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

Please refer to Note 36.3 of the Notes to our consolidated financial statements for detailed information as of December 31, 2023, on the status of the pending material lawsuits filed against us.

Concerning the legal proceedings reported in the Notes to our consolidated financial statements, we use the criterion of disclosing lawsuits above a minimum threshold of US$10 million of potential impact to us, and, in some cases, qualitative criteria according to the materiality of the plausible effect on the conduct of our business. The lawsuit status includes a general description, the process status, and the estimate of the amount involved in each lawsuit.

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

For dividends accrued in the fiscal year 2023, on November 23, 2023, the Board of Directors agreed to distribute an interim dividend of Ch$ 0.59781 per share of common stock on January 26, 2024, equal to 15% of consolidated net income as of September 30, 2023. At the OSM held on April 29, 2024, our shareholders approved a final dividend of Ch$4.57921 per share for the year 2023, equivalent to a payout of 50% of annual net income for the fiscal year 2023. The final dividend for the fiscal year 2023 will be distributed in May 2024, after deducting the interim dividend paid in January 2024.

For dividends relating to the fiscal year 2024, our Board of Directors presented at the OSM held on April 29, 2024, the following proposed dividend policy:

●	An interim dividend, accrued in the fiscal year 2024 and amounting to 15% of consolidated net income as of September 30, 2024, to be paid in January 2025.
●	A final dividend payout of 50% of annual net income for the fiscal year 2024, to be paid in May 2025, from which the interim dividend to be paid in January 2025 will be deducted.

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

Dividends

For each of the years indicated, the table below sets forth the dividends paid in each year by us in Chilean pesos per common share and U.S. dollars per ADS. For additional information, see Note 27.2 of the Notes to our consolidated financial statements.

	Dividends Paid(1)
Year	Ch$ per Share	US$ per ADS(2)
2023	5.43	0.31
2022	0.37	0.02
2021	3.08	0.18
(1)	This table shows dividends paid in, rather than dividends declared with respect to, the given year. These amounts do not reflect a reduction for Chilean withholding taxes, if applicable. Figures have been rounded.
(2)	The U.S. dollar per ADS amount was calculated by applying the exchange rate as of December 31 of each year. One ADS = 50 shares of common stock.

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

In Chile, our common stock is traded on the following stock exchanges: the Bolsa de Comercio de Santiago (Santiago Stock Exchange or “SSE”) and the Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange or “ESE”). These stock exchanges operate on business days from 9:30 a.m. to 4:00 p.m., which may differ from New York City time by up to two hours, depending on the season. As of December 31, 2023, the SSE and ESE accounted for 90.6% and 9.4% respectively, of our total equity traded in Chile.

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

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2023:

Market	Number of Common Shares Traded	Percentage of Shares Traded
Chile(1)	21,710,067,618	64%
United States (One ADS = 50 shares of common stock)(2)	12,121,521,000	36%
Total	33,831,588,618	100%
(1)	Includes SSE and ESE.
(2)	Includes the NYSE and over-the-counter trading.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.      Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a summary of certain significant Chilean law provisions and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States and the Chilean Corporations Law (Law No. 18,046). Under the Chilean Corporations Law, shareholders’ legal actions to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the plaintiff’s option, before Chilean courts. Members of the board of directors, managers, officers, and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher than UF 5,000 (approximately Ch$184 million as of December 31, 2023) do not have the option to bring the procedure to the courts.

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

Public Register

We are a publicly held limited liability stock corporation incorporated under the laws of Chile. We were incorporated by public deed issued on January 8, 2016, by the Santiago Notary Public, Mr. Iván Torrealba A., and registered on January 19, 2016, in the Commercial Register (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago) on pages 4288 No. 2570. Our registry in the Securities Registry of the CMF was approved by the CMF on April 13, 2016. We also registered with the United States Securities and Exchange Commission under the commission file number 001-37723 on March 31, 2016.

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

As of December 31, 2023, the Company’s subscribed and fully paid capital totaled Ch$ 3.9 trillion consisting of 69,166,557,220 shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 29, 2024. An ESM may be called by the board of directors when deemed appropriate. An ESM and OSM, as the case may be, must be called when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. To convene an OSM or ESM, notice must be given three times in a newspaper located in our corporate domicile, at least ten days in advance of the scheduled meeting. The newspaper designated by our shareholders is El Mercurio de Santiago. The notice must also be mailed to the CMF and the Chilean Stock Exchanges.

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
●

issue of guarantees for third-party liabilities that exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the board of directors is deemed sufficient;

●	the purchase of the company’s shares;
●	other actions established by the bylaws or the laws;
●	certain remedies for the nullification of the company’s bylaws;
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

The Chilean Corporations Law provides that, upon the request by the Directors Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals concerning the company’s affairs. Under Article 136 of the Chilean Corporations Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing at least 10% of the shares issued with voting rights, may:

●

make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder can make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly, and respectfully. The respective shareholder(s) should state their willingness to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30 days after its ending; or

●

make comments and proposals on matters that the board submits for the shareholders’ knowledge or voting. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least ten days before the date of dispatch of the information by the company.

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

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian for the Depositary (Citibank, N.A.), currently Banco Santander-Chile, or any successor custodian. Accordingly, holders of ADSs are not entitled to receive notice of shareholders’ meetings or vote the underlying shares of common stock represented by ADSs directly. The Deposit Agreement contains provisions under which the Depositary has agreed to request instructions from registered holders of ADSs regarding the exercise of the voting rights of the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board to vote) the shares of common stock represented by the ADSs under any such instruction. The Depositary shall not exercise any voting discretion over any shares of common stock underlying ADSs. If the Depositary receives no voting instructions from a holder of ADSs concerning the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs may, in some situations, be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to the limitations outlined in the Deposit Agreement.

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

The following is a summary of certain provisions of Chapter XIV that apply to all existing shareholders (and ADS holders). This summary does not intend to be complete and is qualified in its entirety by reference to Chapter XIV. Chapter XIV regulates the following types of investments: credits, deposits, investments, and equity contributions. A Chapter XIV investor may repatriate at any time an investment made in us upon selling our shares, and the profits derived from there, with no monetary ceiling, subject to the regulations in effect at the time, must be reported to the Central Bank of Chile.

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

E. Taxation.

Chilean Tax Considerations

The following discussion summarizes Chilean material income and withholding tax consequences to Foreign Holders arising from the ownership and disposition of shares and ADSs. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of shares or ADSs, if any, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes, and how Chilean taxes are imposed and collected may be amended only by another law. The Chilean tax authorities also enact rulings and regulations of either general or specific application and interpret the Chilean Income Tax Law provisions. Chilean tax may not be assessed retroactively against taxpayers who act in good faith, relying on such rulings, regulations, and interpretations, but Chilean tax authorities may change their rulings, regulations, and interpretations in the future. The discussion that follows is also based, in part, on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreements will be performed under its terms. In 2010, the United States and Chile signed an income tax treaty that was ratified by both countries on December 19, 2023. The treaty came into effect on January 1, 2024.

For the purposes of the treaty, the expression “resident of a contracting country” means any person who, under the laws of that country, is subject to tax therein by reason of his domicile, residence, citizenship, place of management, place of incorporation, or any other criterion of an analogous nature.

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid concerning the shares or ADSs held by a Foreign Holder will be subject to Chilean withholding tax, which is withheld and paid by the company. The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, in case the residence country of the holder of shares or ADSs does not have a tax treaty with Chile. If there is a tax treaty between both countries (in force or signed before January 1, 2021), the Foreign Holder can apply 100% of the CIT as a credit. For 2023, the Chilean CIT applicable to us is a rate of 27%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

In February 2020, tax reform contemplating only a partially integrated tax regime was enacted. Under the current Chilean Income Tax Law, publicly held limited liability stock corporations, such as our company, are subject to this regime, consisting of a cash basis shareholder taxation.

Under the cash basis regime (or partially integrated regime), a company pays CIT on its annual income tax result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions. They will be allowed to use the CIT paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder-level tax. However, in those cases where tax treaties between Chile and the jurisdiction of the shareholder’s residence were signed before January 1, 2021 (even if not yet in effect), the CIT is entirely creditable against the 35% withholding tax. This is the case with the tax treaty signed between Chile and the United States, which was signed before this date, but which was not in effect during 2023. The Chile-U.S. tax treaty was ratified by both countries on December 19, 2023, and came into effect on January 1, 2024. In the case of treaties signed before January 1, 2021, but not ratified as of December 31, 2026, the shareholder may apply 100% of the CIT as a credit if a dividend distribution is made before December 31, 2026, on a transitional basis. Under the Chilean Tax Law, the transitional treatment of applying the full 100% of the CIT as a credit against withholding tax of the U.S. Holders in case of dividend distributions was made until December 31, 2023. As of January 1, 2024, the Chile-U.S. tax treaty is in effect, and 100% of the CIT may be applied as a credit against withholding tax of U.S. Holders without distinction of the date of payment.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 27% (the CIT rate for 2023 under cash basis regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax Treaty Resident	Amount Non-Tax Treaty Resident
1	Company taxable income (based on Line 1 = 100)	100	100
2	Chilean corporate income tax: 27% x Line 1	27	27
3	Net distributable income: Line 1 - Line 2	73	73
4	Dividend distributed (50% of net distributable income): 50% of Line 3	36.5	36.5
5	Withholding tax: 35% of (the sum of Line 4 and 50% of Line 2)	17.5	17.5
6	Credit for 50% of Chilean corporate income tax: 50% of Line 2	13.5	13.5
7	CIT partial restitution (Line 6 x 35%)(1)	—	4.7
8	Net withholding tax: Line 5 - Line 6 + Line 7	4	8.7
9	Net dividend received: Line 4 - Line 8	32.5	27.8
10	Effective dividend withholding rate: Line 8 / Line 4	11.0	23.9

(1)	Only applicable to non-tax treaty jurisdiction residents. From a practical standpoint, the foregoing means that the CIT is only partially creditable (65%) against the withholding tax (i.e., CIT of 8.7%).

However, for purposes of the foregoing, the tax authority has not clarified whether the taxpayer’s residence will be the ADS holder’s address or the depositary’s address.

Taxation on Sale or Exchange of ADSs Outside of Chile

Gains obtained by a Foreign Holder from the sale or exchange of ADSs outside Chile are not subject to Chilean taxation.

Taxation on Sale or Exchange of Shares

In February 2022, a tax reform eliminated the tax exemption on capital gains obtained from the sale of shares that meet certain requirements detailed below, and established a new tax that applies to sales of shares that are made as of September 1, 2022. For non-residents, the tax will be withheld by the purchaser, stockbroker, or securities agent acting on behalf of the seller.

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

If the shares do not qualify for the 10% tax, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 27% Chilean CIT, the rate applicable during 2023, and a 35% Chilean withholding tax, the former being creditable against the latter.

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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder in respect of shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs generally will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States (ii) we were not, in the year before the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. The ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2024 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares (but not ADSs). See “— Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, a beneficial owner who is a U.S. Holder may be eligible to claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld under a sale or disposition of shares or ADSs as discussed in “— Foreign Tax Credits” below. U.S. Holders are urged to consult their own tax advisors with respect to the particular consequences to them of owning or disposing of our shares or ADSs.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. Pursuant to the Chile-U.S. Tax Treaty, after the effective date of the Chile-U.S. Tax Treaty (which was February 1, 2024, with respect to taxes withheld at source, and January 1, 2024, for all other taxes), the Chilean dividend withholding taxes and Chilean capital gains tax will be eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on such U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year and do not anticipate being a PFIC for our 2024 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior, or future taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above). U.S. Holders should consult their own tax advisors regarding the consequences to them if we were to become a PFIC and the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless: (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding.

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

We are subject to the information requirements of the Exchange Act, except that as a foreign private issuer, we are not subject to the SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. Under these statutory requirements, we file or furnish reports and other information with the SEC. Reports, information statements, and other information we file with or furnish to the SEC are available electronically on the SEC’s website at www.sec.gov and on our website at www.enelchile.cl. Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

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

Commodity Price Risk

In our electricity generation business segment, we are exposed to market risks from the price volatility of some commodities, mainly through fuel purchases and sales for the electricity generation process and energy purchase-sale transactions carried out in local markets.

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

As of December 31, 2023, we held the following hedges:

●	Brent oil: 551 kBbl for purchases and 217 kBbl for sales to be settled;
●	Henry Hub natural gas: 1.5 TBtu swap for sales to be settled; 5.9 TBtu future for purchases to be settled; and 3.9 TBtu future for sales to be settled; and
●	Coal: 47 kTon for sales to be settled.

As of December 31, 2022, we held the following hedges:

●	Brent oil: 450 kBbl purchases to be settled in 2023;
●	Henry Hub natural gas: 2.7 TBtu swap for sales to be settled in 2023, and 18.9 TBtu future for purchases to be settled in 2023; and
●	Coal: 175.6 kTon for purchases to be settled in 2023.

Depending on the operating conditions that are updated continuously, these hedging measures may be modified or included in other commodities.

Interest Rate and Foreign Currency Risk

As of December 31, 2023, the carrying values according to maturity and the corresponding fair value of our interest-bearing debt are detailed below. The amounts do not include derivatives. The rates in the table below are the result of the weighted average of the effective interest rates of each obligation, including expenses associated with financing and withholding taxes on interest payments related to financing obtained outside the country of domicile of each company.

	Expected Maturity Date
For the year ended December 31,	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value(2)

	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	0.3	—	—	—	—	—	0.3	0.3
Weighted average interest rate	1.4%	—	—	—	—	—	1.4%	n.a.
US$	492,920	141,437	157,766	350,201	906,819	1,071,538	3,120,680	3,061,147
Weighted average interest rate	4.0%	2.9%	3.2%	5.9%	5.1%	4.3%	4.5%	n.a.
Other currencies	317	476	476	476	476	3,075	5,294	5,294
Weighted average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	n.a.
Total fixed rate	493,237	141,913	158,242	350,677	907,295	1,074,613	3,125,974	3,066,441
Weighted average interest rate	4.0%	2.9%	3.2%	5.9%	5.1%	4.3%	4.5%	n.a.

Variable Rate
Ch$/UF	59,173	52,856	52,476	52,264	54,030	225,569	496,367	512,600
Weighted average interest rate	4.9%	4.9%	4.9%	4.9%	5.0%	4.3%	4.6%	n.a.
US$	131,568	—	131,568	—	—	—	263,136	263,136
Weighted average interest rate	6.3%	—	6.6%	—	—	—	6.4%	—
Total variable rate	190,741	52,856	184,044	52,264	54,030	225,569	759,503	775,736
Weighted average interest rate	5.9%	4.9%	6.1%	4.9%	5.0%	4.3%	5.3%	n.a.

Total	683,978	194,769	342,286	402,941	961,325	1,300,182	3,885,477	3,842,177
(1)	Calculated based on the Observed Exchange Rate as of December 31, 2023.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

	Expected Maturity Date
For the year ended December 31,	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value(2)

	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	261	15	—	—	—	—	276	276
Weighted average interest rate	3.1%	6.2%	—	—	—	—	3.3%	n.a.
US$	177,443	480,321	137,977	158,946	335,151	1,760,546	3,050,384	2,933,192
Weighted average interest rate	2.8%	4.0%	2.9%	3.2%	5.9%	4.5%	4.4%	n.a.
Other currencies	717	953	953	953	953	4,363	8,892	8,892
Weighted average interest rate	4.9%	4.7%	4.7%	4.7%	4.7%	4.8%	4.8%
Total fixed rate	178,421	481,289	138,930	159,899	336,104	1,764,909	3,059,552	2,942,360
Weighted average interest rate	2.9%	4.0%	3.0%	3.2%	5.8%	4.5%	4.4%	n.a.

Variable Rate
Ch$/UF	46,151	46,257	46,089	45,965	45,849	252,893	483,204	503,741
Weighted average interest rate	5.0%	4.9%	4.9%	4.9%	5.0%	4.1%	4.5%	n.a.
US$	248,199	42,793	42,793	128,379	—	—	462,164	462,164
Weighted average interest rate	5.0%	1.8%	2.8%	2.7%	—	—	3.9%	n.a.
Total variable rate	294,350	89,050	88,882	174,344	45,849	252,893	945,368	965,905
Weighted average interest rate	5.0%	3.4%	3.9%	3.3%	5.0%	4.1%	4.2%	n.a.

Total	472,771	570,339	227,812	334,243	381,953	2,017,802	4,004,920	3,908,265
(1)	Calculated based on the Observed Exchange Rate as of December 31, 2022.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and the debt structure, we sometimes manage interest rate risk by using interest rate derivatives.

As of December 31, 2023, and 2022, 88% and 84%, respectively, of our total outstanding debt had fixed interest rates, and 12% and 16%, respectively, of our total outstanding debt was subject to variable interest rates. Because of the exposure to variable interest rate risks, we engage in derivative hedging instruments.

As of December 31, 2023, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value(2)

	(in millions of Ch$)(1)
Variable to fixed rates	43,856	—	—	—	—	—	43,856	1,075
Fixed to variable rates	—	—	—	—	—	—	—	—
Total	43,856	—	—	—	—	—	43,856	1,075
(1)	Calculated based on the Observed Exchange Rate as of December 31, 2023.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

As of December 31, 2023, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value(2)

	(in millions of Ch$)(1)
UF to US$	338,337	67,227	—	—	—	—	405,564	12,131
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	338,337	67,227	—	—	—	—	405,564	12,131
(1)	Calculated based on the Observed Exchange Rate as of December 31, 2023.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

Depositary Payments for Fiscal Year 2023

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2023, the Depositary reimbursed us for expenses related primarily to investor relations activities for approximately US$0.5 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.      Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2023. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 Framework”). Based on the assessment, our management has concluded that as of December 31, 2023, our internal control over financial reporting was effective.

(c)   Attestation Report of the Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2023. Their attestation report appears on page F-3.

(d)	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      Reserved

Item 16A.      Audit Committee Financial Expert

The Directors Committee performs the Audit Committee’s functions.

Under Chilean law, we are not required to appoint a financial expert. As of April 29, 2024, our Board of Directors has decided that our corporate governance system, including the Directors Committee’s ability to consult internal and external experts, satisfies the function provided by a financial expert on the Directors Committee and, therefore, has decided to not appoint a financial expert, as such term is defined under Item 407 of Regulation S-K.

Item 16B.      Code of Ethics

Our standards of ethical conduct are governed using the following corporate rulings or policies approved by our Board of Directors: (i) the Manual for the Management of Information of Interest to the Market (the “Manual”); (ii) the Human Rights Policy; (iii) the Politically Exposed Person Policy; (iv) the Code of Ethics; (v) the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”); (vi) the Penal Risk Prevention Model; (vii) the Enel Global Compliance Program on Corporate Criminal Liability (the “Enel Global Compliance Program”); (viii) the Risk Control and Management System; (ix) procedures issued in compliance with the requirements of CMF General Norm Regulation No. 385, which was in force and subsequently replaced by CMF General Norm Regulation No. 461 (“NCG 461” in its Spanish acronym); and (x) the Diversity Policy.

The Manual addresses the following issues: applicable standards and blackout periods regarding the information in connection with transactions of our securities, or those of our affiliates, entered into by directors, management, principal executives, employees, and other related parties; the existence of mechanisms for the continuous disclosure of information that is of interest to the market; and procedures that protect confidential information. Please refer to “Item 16J. Insider Trading Policies” for further information.

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

The Internal Control and Risk Management System is a set of guidelines defined by Enel for the standards, procedures, and systems applied at different levels of our company to identify, analyze, evaluate, manage, and communicate risks. Enel classifies risk monitored in its Risk Catalogue into 6 macro-categories: Financial, Strategic, Governance and Culture, Operational, Compliance, and Digital Technology, as well as 37 sub-categories. In December 2023, the Company updated its Risk Catalogue, following Enel Group documents, reducing the sub-categories to 37 from 38.

Enel Chile’s Risk Control and Management policy is guided by our principles rooted in Enel’s Internal Control and Risk Management System and contains policies that monitor limits and indicators related to our specific risks, corporate functions, or businesses. Our main risk control and management policies are described as follows:

●	The Guarantee Management Policy establishes the guidelines and methodologies to manage guarantees from suppliers and to ensure effective mitigation of counterparty risk related to the profile of the supplier and the guarantor.
●	The Commodities Risk Control Policy manages commodity risk and control activities through the optimization of risks decisions, enabling the minimization of the probability of not achieving strategic results by controlling price, volume, exchange rate, commodity credit and counterparty risks.
●	The Credit and Counterparty Risk Control Policy is designed to minimize the probability that expected results will be affected by a default or reduction in the credit quality of a counterparty.
●	The Financial Risk Control Policy strives to minimize the probability of not achieving commercial and financial strategic results by controlling risks involving financial markets, financial counterparties, liquidity, and operations.

●	The Hedge Policy aims to mitigate the risk of variations in exchange rates by maintaining a balance between flows indexed to US$ or local currencies, if any, and the levels of assets and liabilities in such currency.

●	The Climate Change Policy establishes a common framework for the Company to guarantee the effectiveness in strategically managing the risks and opportunities associated with climate change while integrating with the Company’s main processes and decision-making.

The Risk Control Chile also follows the standards and best practices stablished in the ISO 31000:2022 (G31000) and part of its team is already certified and acts under the guidelines of these international standards. The primary objective is to identify internal and external risks preemptively and to analyze, evaluate, and quantify the probability of their occurrence and impact on the Company. Each area within the Company manages risks using mitigation measures stipulated in action plans. In the risk management phase, necessary actions determined by internal policies and procedures are considered. The strict observance of ISO international standards and governmental regulations may require risk management actions to be documented to guarantee good governance practices and ensure business continuity.

NCG 461, issued by CMF, establishes the structure and contents for the Company’s annual report, including corporate social responsibility practices, information related to the Board’s functions and composition; relationships between the company, shareholders, and the general public; third-party assessments; and internal control and risk management. This information is available at the public’s disposal on the Company’s website (www.enelchile.cl) and is sent to the stock exchanges.

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

A copy of these documents is available on our webpage at www.enelchile.cl as well as upon request, free of charge, by writing or calling us at:

Enel Chile S.A.

Investor Relations Department

Roger de Flor 2725, Torre 2, Piso 19

Las Condes, Santiago

Chile

Tel: (56-2) 2630-9000

In the fiscal year 2023, our Board of Directors updated the Manual and the Penal Risk Prevention Model, both to reflect the most recent Chilean regulation applicable to the Company. No waivers from any provisions of the Code of Ethics, the ZTAC Plan, or the Manual were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer, or any other senior financial officers in the fiscal year 2023.

Item 16C.      Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm KPMG Auditores Consultores SpA (“KPMG”) and its respective affiliates by type of service for the periods indicated.

Services Rendered	2023	2022

	(in millions of Ch$)
Audit fees	1,114	1,258
Audit-related fees	63	84
Tax fees	—	—
All other fees	—	—
Total	1,177	1,342

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the fiscal year 2023, there were no purchases of Enel Chile’s equity securities by us or any of our affiliates.

Item 16F.      Change in Registrant’s Certifying Accountant

None.

Item 16G.      Corporate Governance

The following summarizes the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the NYSE’s corporate governance rules.

Independence and Functions of the Directors Committee (Audit Committee)

Chilean law requires that at least two-thirds of the Directors Committee be independent directors. The CMF may, by a general norms’ regulation, set forth the requirements and conditions that must be met by board members to be independent directors. Notwithstanding the above, according to Article 50 bis of the Chilean Corporations Law, a member would not be considered independent if, at any time, within the last 18 months such member (i) had any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder, or with the principal officers of any of them or has been a director, manager, administrator, or officer of any of them (being the CMF authorized to set forth the criteria of what will be deemed “relevant nature and amount”); (ii) had a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder who has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder who has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator, or principal officer of the top competitors, suppliers, or customers. In case there are not enough independent directors on the board to serve on the Directors Committee, Chilean law determines that the independent director nominates the rest of the Directors Committee members among the remaining board members who do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1.5 million (Ch$55 billion as of December 31, 2023) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors Committee.

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

Item 16I.      Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.    Insider Trading Policies

In order to guarantee compliance with the guidelines contained in Law No. 18,045 on the Securities Market and General Rule No. 270 of the CMF, our Board of Directors approved the Manual in 2016, which was updated in 2023. The principles reflected in the Manual are transparency, good faith, prioritization of general interests before personal ones, and care of and diligence in the use of information and the actions carried out in the markets.

The Manual sets forth the internal policies and rules regarding the information that will be made available to investors and implements systems aimed at guaranteeing that such information is communicated to the market in a timely manner. The Manual reflects our belief that timely and efficient information provided either with respect to securities transactions carried out by persons holding positions of directors, managers, administrators, chief executives, or employees, as well as entities controlled directly by them or through third parties, with respect to information of interest or essential information related to the Company’s progress contributes to the formation of a transparent market.

The Manual includes our insider trading policy and procedure, which determines the general behavior criteria that our directors, management, principal executives, employees, and other related parties (the “Parties”) must follow in the transactions they carry out, contributing to the transparency and protection of investors.

The Manual regulates the following:

●	the Parties’ actions involving the transactions and holding of securities issued either by the Company or by other companies belonging to our business group, or of securities whose price or result depends on or is conditioned, in whole or in significant part, to the variation or evolution of the same in accordance with the provisions of CMF General Norm Regulation No. 269. For further information concerning the reporting requirements under this regulation, please refer to “Item 10. Additional Information — B. Memorandum and Articles of Association — Reporting Requirements Regarding Acquisition of Sale of Shares”;

●	the type, form, and content of the information that should be made known to the market in general regarding such transactions and holdings;

●	the dissemination to the general public of material facts, as well as confidential, privileged, or other information of interest;

●	the procedures for safeguarding confidential information about the Company and its dissemination mechanisms to prevent such information from being disclosed to persons other than those who, due to their position or activity at the Company must know such information before it is made available to shareholders and the public; and

●	the policies that govern relationships with the media, analysts, or investment banks.

Item 16K.     Cybersecurity

Governance

Since September 2016, Enel has operated, within the Global Information and Communication Technology (ICT) function, a Cyber Security unit committed to guarantying governance, direction, and control of cybersecurity topics. The head of the Cyber Security unit is also Enel’s chief information security officer (CISO) and reports directly to the head of global ICT, the Enel Group’s chief information officer (CIO).

At the Enel Group’s executive management level, the Cyber Security Committee addresses and approves cyber security strategy, as well as conducting oversight of strategy implementation at regular intervals (at least annually). The committee consists of the Enel Group’s CEO and top officers, including the head of the Cyber Security unit.

A separate Cyber Risks Operating Committee meets quarterly to define criteria to set priorities for risk analysis and acceptance according to Enel Group risk posture, in addition to sharing best practices and lessons learned. The committee consists of the head of the Cyber Security unit and cyber security risk managers (i.e., cyber security focal points for business areas (one focal point for each business area of the Enel Group)). These risk managers report to the head of Cyber Security unit.

Additionally, cyber security risks and the strategic initiatives are periodically discussed in depth by the Enel Group’s main executive and supervisory boards, such as the Risk Control Committee. Moreover, cyber risk is defined within the Enel Group Risk Catalogue as a risk related to digital technology.

Since June 2016, Mr. Yuri Rassega has been the CISO and head of the Cyber Security unit for the Enel Group. Mr. Rassega is in charge of leading all information technology (IT), operational technology (OT), and internet of things (IoT) processes for Cyber Security Risk Management, Governance, Engineering, Assurance, and Operations areas, including the Enel Group’s Cyber Emergency Readiness Team (CERT) and Digital Identity Management. Mr. Rassega joined Enel in 2001 and, after several responsibilities within both the ICT and Audit functions, was appointed CISO in June 2016.

Before working in Enel, Mr. Rassega served in roles with various responsibilities in the ICT industry, including the development of systems in the finance sector, telecommunications, internet service providers (ISPs), enterprise resource planning (ERP), supervisory control and data acquisition (SCADA) systems, automation control systems (ACS), and industrial control systems (ICS) solutions for several clients. His experience has developed through a wide range of roles, from software development and electronic design to consultancy, entrepreneurial roles, and senior management positions. He is member of expert working groups sponsored by EU authorities and forums, such as the G7 and G20, the World Economic Forum (with 5 publications), and the International Council on Large Electric Systems (CIGRE).

He is a founding partner and chairperson of AssoCISO (National Chief Information Security Officer Association) in Italy. He has participated as a speaker, panel chair, and member of the advisory board at dozens of international conferences in Europe, North America, Middle East, and Asia on cyber security, digital transformation, and wireless communications technologies. Mr. Rassega has also designed digital fraud detection tools and methods patented in Europe, the USA, and Latin America.

Cybersecurity Risk Management and Strategy

Cybersecurity Framework

In 2018, Enel adopted the Cyber Security Framework (the “Framework”) and integrated it into each company throughout the entire organization, including Enel Chile. The Framework is based on sector best practices and international standards (ISO 27001/NIST) and addresses the principles and operational processes that support a global strategy of cyber risk analysis, prevention, and management. This document is structured in 8 processes fully applicable to the complexity of the usual IT, OT, and IoT environment. The Framework defines roles and responsibilities by implementing the full involvement of business areas, assigning responsibilities to stakeholders in the context of the organization, and establishing a solid basis for the full merger of technologies, core processes, and people. It focuses on and is driven by a “risk-based” approach and a “cyber security by design” principle.

The “risk-based” approach places risk assessment as a prerequisite for our strategic decisions. The estimation of cybersecurity risk factors (impacts, threats, vulnerabilities) is critical to assess our level of cyber risk and to identify appropriate treatment actions to mitigate it. The “cybersecurity by design” principle ensures that we take cybersecurity requirements into consideration from the very early stages and along the entire lifecycle of systems and services.

The Framework provides the overall coverage of the following areas:

●	Cyber Security Risk Assessment: aims to identify, analyze, and evaluate cybersecurity risks, while taking into consideration our risk posture.
●	Cyber Security Strategy: aims to guide cybersecurity strategy, define cybersecurity objectives and priorities, address cybersecurity initiatives, and coordinate investment activities on cybersecurity topics for the Company. It ensures cybersecurity policy definitions, managerial reporting, and continuous monitoring of ongoing cybersecurity initiatives.
●	Cyber Security Engineering, Design, and Implementation: aims to ensure the adoption of cybersecurity principles from the beginning and during the entire lifecycle of IT/OT/IoT solutions and infrastructures;
●	Cyber Security Risk Treatment: aims to define and implement the most appropriate risk treatment actions to face cybersecurity risks.
●	Cyber Security Assurance: aims to analyze, verify, and test the effectiveness of the implemented risk response measures, detecting vulnerabilities, and assessing cyber security controls, ensuring the monitoring of remediation plans.
●	Cyber Emergency Readiness: aims to monitor, track, and report risk exposures and handle cybersecurity incidents that could occur.
●	Identity Management and Access Control: aims to manage the full lifecycle of digital identities used within the Company and perform security controls on access privileges to highlight possible risks and security improvements, triggering the necessary remediation processes.
●	Cyber Security Awareness and Training: aims to drive and run our Cyber Security Awareness and Training initiatives to focus attention on critical cyber security topics, working on behaviors and human factors.

In accordance with the Framework, we have and use a Cyber Security Business Impact Analysis and Risk Assessment methodology (“Cyber Risk Management Procedure”), applicable for the entire Enel Group perimeter. It aims to identify, prioritize, and estimate cybersecurity risks within the Company, taking into consideration established risk acceptance levels. The first phase of the process aims to identify the risk level associated with a logical or physical asset (Risk Center), while the second phase of the process aims to define the controls necessary to achieve the desired level of risk mitigation.

As part of Cyber Security unit, Enel’s CERT, a global unit whose mission is to protect Enel’s employees and assets (instrumental to our business that could be compromised by cyberthreats) by promoting a proactive approach based on “incident readiness” rather than “incident response”. The CERT operates with Threat Intelligence, Incident Response, and Information Sharing processes, and exchanges information within a network of accredited international partners.

The Threat Intelligence service helps Enel’s CERT find and protect privileged information to avoid, mitigate, or manage a potential cyber incident. The Cyber Incident Response process outlines the responsibilities for the implementation of corrective actions to put in place when an incident occurs. During the execution of response activities, depending on the type and impact of a cyber incident, all internal stakeholders and required actors support Enel’s CERT to respond to an incident in the shortest time possible, relying on procedures, knowledgeable people, technical resources, and connections to external partners. Depending on the incident typology and related classification of risk level, the Cyber Incident Response process can activate all the procedures defined for incidents and critical events management (e.g., Policy for Data Breach management, Policy for IT Service Continuity Management) to facilitate an efficient and quick response, minimizing impacts on people, services, and assets. With the aim to inform the Board of Directors about cyber security risks and the occurrence of any cyber security incidents, induction sessions are periodically executed.

Additionally, Enel’s CERT executes periodic “cyber exercises” aimed at simulating a cyber security incident to increase the ability of response, readiness, incident management, and training of all relevant parties. The exercises involve both technical and business reference structures and, at the end of simulations, a report is provided with details of the results of the cyber exercise. These simulations are performed worldwide, generate awareness, and address any need for technical and/or organizational improvements.

If a cyber security incident occurs, it is classified according to the Enel Cyber Impact Matrix considering the improved event correlation capabilities coming from the adoption of new cyber security services. Most incidents are classified at level 0/1 and are considered “day-by-day” instances because they do not significantly impact our systems. Enel’s CERT manages incidents classified at this level. Generally, these incidents are automatically or semi-automatically blocked or managed by our systems, thus preventing and/or reducing the potential impact of a cyberattack. Incidents classified at levels 2, 3, or 4 of the Enel Cyber Impact Matrix may have an impact on the Enel Group and are managed by the Enel’s CERT in conjunction with the relevant stakeholders depending on incident typology, business area, and geographic boundaries.

For the year ended December 31, 2023, there were no cybersecurity incidents classified at level 4, the maximum impact of the Enel Cyber Impact Matrix.

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

8.1	List of Subsidiaries as of December 31, 2023.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
97	Incentive-based Compensation Policy

101.INS	Inline XBRL Instance Document – The Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline Cover Page Interactive File – The Cover Page Interactive Data File does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

We will furnish to the Securities and Exchange Commission, upon request, copies of any non-filed instruments that define the rights of holders of long-term debt of Enel Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL CHILE S.A.

	By:	/s/ Giuseppe Turchiarelli
	Name:	Giuseppe Turchiarelli
	Title:	Interim Chief Executive Officer

Date: April 30, 2024

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Chile S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enel Chile S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, by nature, changes in equity, and cash flows direct for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2023, in conformity with IFRS Accounting Standards issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2024, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

KPMG Auditores Consultores Ltda, a Chilean joint-stock company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved..

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

Unbilled Revenue

As discussed in Notes 3q and Appendix 2.2 to the consolidated financial statements, revenue from sales to customers includes estimates of energy provided and not billed as of December 31, 2023, amounting to ThCh$1,052,873,402 related to the distribution and generation entities in Chile. These estimates are made based on the quantity of energy consumed by customers during the period, at the prices stipulated in the electricity tariffs in accordance with the current regulation or, if applicable, contractual arrangements with customers.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the unbilled revenue process for the generation and distribution entities. This included controls related to:

●	The price used for estimation of unbilled sales to customers.
●	inputs used to estimate the quantity of energy consumed by customers, such as energy purchased from the Company and the customer´s historical consumption information, including the energy consumption by customers in the previous month.
●	the comparison between the estimate of unbilled revenue at the end of the month versus the actual billed to customers (back-testing) for the distribution and generation entities.

We compared the amount of unbilled revenue at the end of the year versus the actual amount billed in January 2024 to customers (back-testing) or to external data provided by the local regulator, as applicable. We reassessed a sample of the price used to calculate the unbilled revenue to customers based on current contracts and decrees issued by the local regulator. We extracted a sample from the sales ledger to January 2024, to obtain evidence about the accuracy of the relevant data elements associated to billed amount to customers. We evaluated the reconciliation of the sales ledger to the actual sales report as of year-end. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

/s/ KPMG

KPMG Auditores Consultores Ltda.

We have served as the Company’s auditor since 2020.

Santiago, Chile

April 30, 2024

KPMG Auditores Consultores Ltda, a Chilean joint-stock company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved..

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Chile S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Enel Chile S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of  comprehensive income by nature, changes in equity, and cash flows direct for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

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

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

April 30, 2024

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

	Note	12-31-2023	12-31-2022
		ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	563,291,290	875,213,699
Other current financial assets	7	67,736,634	3,530,216
Other current non-financial assets	8.a	100,497,325	192,640,352
Trade and other receivables, current	9	1,449,294,549	1,509,513,355
Current accounts receivable from related parties	10	50,274,125	256,268,604
Inventories	11	58,761,879	77,916,093
Current tax assets	12	81,115,457	120,558,367
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		2,370,971,259	3,035,640,686
Non-current assets or disposal groups held for sale	5	—	28,601,633
TOTAL CURRENT ASSETS	[Subtotal]	2,370,971,259	3,064,242,319

NON-CURRENT ASSETS
Other non-current financial assets	7	11,602,385	59,827,640
Other non-current non-financial assets	8.a	238,393,864	78,276,341
Trade and other non-current receivables	9	903,678,141	691,147,645
Investments accounted for using the equity method	13	25,353,785	17,752,778
Intangible assets other than goodwill	14	195,009,500	191,441,263
Goodwill	15	884,464,658	883,613,429
Property, plant and equipment	16	6,850,184,820	6,572,353,994
Investment property	17	7,340,561	7,348,262
Right-of-use assets	18	269,052,555	233,698,432
Deferred tax assets	19.b	77,669,508	65,877,629
TOTAL NON-CURRENT ASSETS	[Subtotal]	9,462,749,777	8,801,337,413

TOTAL ASSETS		11,833,721,036	11,865,579,732

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

As of December 31, 2023 and 2022

	Note	12-31-2023	12-31-2022
		ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	20	615,014,915	68,519,783
Current lease liabilities	21	24,138,193	19,020,636
Trade and other payables, current	24	1,464,491,965	1,743,892,909
Current accounts payable to related parties	10	462,578,466	946,498,574
Other current provisions	25	25,152,710	22,902,006
Current tax liabilities	12	160,107,212	334,336,370
Other current non-financial liabilities	8.b	42,434,883	33,321,602
Total current liabilities other than assets or groups of liabilities for disposal classified as held for sale or as held for distribution to owners		2,793,918,344	3,168,491,880
TOTAL CURRENT LIABILITIES	[Subtotal]	2,793,918,344	3,168,491,880

NON-CURRENT LIABILITIES
Other non-current financial liabilities	20	1,904,512,941	2,183,803,256
Non-current lease liabilities	21	243,924,027	216,664,919
Trade and other payables non-current	24	595,534,857	308,308,862
Non-Current accounts payable to related parties	10	1,034,791,219	1,147,096,713
Other long-term provisions	25	211,600,686	189,470,243
Deferred tax liabilities	19.b	172,512,663	199,016,494
Non-current provisions for employee benefits	26	62,820,044	62,699,415
Other non-current non-financial liabilities	8.b	53,219,983	1,088,647
TOTAL NON-CURRENT LIABILITIES	[Subtotal]	4,278,916,420	4,308,148,549

TOTAL LIABILITIES		7,072,834,764	7,476,640,429

EQUITY
Share and paid-in capital	27.1	3,882,103,470	3,882,103,470
Retained earnings		2,917,851,065	2,474,432,817
Other reserves	27.5	(2,353,874,617)	(2,259,335,392)
Equity attributable to shareholders of Enel Chile	[Subtotal]	4,446,079,918	4,097,200,895
Non-controlling interests	27.6	314,806,354	291,738,408
TOTAL EQUITY		4,760,886,272	4,388,939,303

TOTAL LIABILITIES AND EQUITY		11,833,721,036	11,865,579,732

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		ThCh$	ThCh$	ThCh$
STATEMENTS OF PROFIT (LOSS)
Revenue	28	4,262,591,097	4,379,000,090	2,829,682,404
Other operating income	28	117,654,896	577,431,773	25,547,131
Revenues and other operating income	[Subtotal]	4,380,245,993	4,956,431,863	2,855,229,535
Raw materials and consumables used	29	(2,995,585,459)	(3,399,524,067)	(2,011,305,404)
Contribution Margin	[Subtotal]	1,384,660,534	1,556,907,796	843,924,131

Other work performed by the entity and capitalized	16.b.2	39,629,466	44,569,685	31,157,196
Employee benefits expense	30	(172,787,800)	(158,239,393)	(163,345,154)
Depreciation and amortization expense	31.a	(253,399,784)	(238,272,951)	(210,927,656)
Impairment (loss) reversal recognized in profit or loss	31.b	(7,023,888)	(1,547,699)	(32,898,854)
Impairment (loss) impairment gain and reversal of impairment loss determined in accordance with IFRS 9	31.b	(10,773,445)	(22,025,354)	(18,765,175)
Other expenses, by nature	32	(212,543,865)	(269,034,847)	(189,550,825)
Operating Income	[Subtotal]	767,761,218	912,357,237	259,593,663

Other gains	33	221,846,937	981,981,296	10,137,284
Financial income	34	134,253,836	50,414,585	26,420,400
Financial costs	34	(247,067,556)	(193,618,033)	(174,043,116)
Share of profit of associates and joint ventures accounted for using the equity method	13	5,702,088	3,281,241	3,177,409
Foreign currency exchange differences	34	(856,350)	18,401,453	(15,334,368)
Gains or losses from indexed assets and liabilities	34	25,285,703	5,862,890	5,897,520
Profit (loss) before taxes	[Subtotal]	906,925,876	1,778,680,669	115,848,792
Income tax expense	19.a	(226,912,485)	(469,696,880)	(15,138,658)
PROFIT (LOSS)	[Subtotal]	680,013,391	1,308,983,789	100,710,134

Profit (loss) attributable to
Profit (loss) attributable to owners of the parent		633,455,775	1,252,082,258	85,153,969
Profit (loss) attributable to non-controlling interests	27.6	46,557,616	56,901,531	15,556,165
Profit (loss)		680,013,391	1,308,983,789	100,710,134

Basic earnings per share
Basic earnings (losses) per share	Ch$ / Share	9.16	18.10	1.23
Weighted average number of outstanding shares	Th	69,166,557	69,166,557	69,166,557

Diluted earnings per share
Diluted earnings (losses) per share	Ch$ / Share	9.16	18.10	1.23
Weighted average number of outstanding shares	Th	69,166,557	69,166,557	69,166,557

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Chilean pesos – ThCh$)

	Note	2023	2022	2021
		ThCh$	ThCh$	ThCh$
STATEMENTS OF COMPREHENSIVE INCOME
Gains (losses)		680,013,391	1,308,983,789	100,710,134
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Profit (loss) from defined benefit plans	26.2.b	(27,122)	(7,304,757)	12,547,898
Other comprehensive loss that will not be reclassified subsequently to profit or loss	[Subtotal]	(27,122)	(7,304,757)	12,547,898
Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Gains (losses) from foreign currency translation differences		54,024,068	18,994,934	197,099,813
Gains (losses) on measuring financial asset at fair value through other comprehensive income		(44)	(2)	31
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	13.1	13,494	1,043,185	359,797
Gains (losses) on cash flow hedges		(270,587,570)	67,832,602	(455,116,679)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		81,979,339	79,672,895	48,145,467
Other comprehensive income that will be reclassified subsequently to profit or loss	[Subtotal]	(134,570,713)	167,543,614	(209,511,571)
Total components of other comprehensive income (loss) before taxes	[Subtotal]	(134,597,835)	160,238,857	(196,963,673)
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		7,323	1,972,561	(3,387,932)
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss	[Subtotal]	7,323	1,972,561	(3,387,932)
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		50,924,221	(39,826,484)	109,882,227
Income tax related to financial assets at fair value through other comprehensive income		12	1	(8)
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss	[Subtotal]	50,924,233	(39,826,483)	109,882,219

Total other comprehensive (loss) income		(83,666,279)	122,384,935	(90,469,386)
TOTAL COMPREHENSIVE INCOME		596,347,112	1,431,368,724	10,240,748

Comprehensive income (loss) attributable to:
Owners of Enel Chile		551,958,629	1,363,350,140	(17,917,889)
Non-controlling interests		44,388,483	68,018,584	28,158,637
TOTAL COMPREHENSIVE INCOME		596,347,112	1,431,368,724	10,240,748

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023, 2022 and 2021

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statement of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2023	3,882,103,470	296,704,509	(293,168,877)	—	1,802	3,537,434	(2,262,872,826)	(2,259,335,392)	2,474,432,817	4,097,200,895	291,738,408	4,388,939,303
Changes in equity						—	—	—	—	—	—	—
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	—	633,455,775	633,455,775	46,557,616	680,013,391
Other comprehensive income (loss)	—	49,855,870	(131,365,686)	(794)	(30)	(81,510,640)	13,494	(81,497,146)	—	(81,497,146)	(2,169,133)	(83,666,279)
Comprehensive income	—	—	—	—	—	—	—	—	—	551,958,629	44,388,483	596,347,112
Dividends	—	—	—	—	—	—	—	—	(190,036,734)	(190,036,734)	(21,769,278)	(211,806,012)
Increase (decrease) from other changes	—	(20,004,872)	—	794	—	(20,004,078)	6,961,999	(13,042,079)	(793)	(13,042,872)	448,741	(12,594,131)
Total changes in equity	—	29,850,998	(131,365,686)	—	(30)	(101,514,718)	6,975,493	(94,539,225)	443,418,248	348,879,023	23,067,946	371,946,969

Closing balance as of December 31, 2023	3,882,103,470	326,555,507	(424,534,563)	—	1,772	(97,977,284)	(2,255,897,333)	(2,353,874,617)	2,917,851,065	4,446,079,918	314,806,354	4,760,886,272

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2022	3,882,103,470	279,801,463	(391,523,134)	—	1,804	(111,719,867)	(2,275,701,545)	(2,387,421,412)	1,603,186,295	3,097,868,353	248,624,545	3,346,492,898
Changes in equity						—	—	—	—	—	—	—
Comprehensive income
Profit (loss)	—	—	—	—	—	—		—	1,252,082,258	1,252,082,258	56,901,531	1,308,983,789
Other comprehensive income (loss)	—	17,081,503	99,387,492	(5,211,060)	(2)	111,257,933	9,949	111,267,882	—	111,267,882	11,117,053	122,384,935
Comprehensive income	—	—	—	—	—	—	—	—	—	1,363,350,140	68,018,584	1,431,368,724
Dividends	—	—	—	—	—	—	—	—	(375,624,676)	(375,624,676)	(23,365,365)	(398,990,041)
Increase (decrease) from other changes	—	(178,457)	(1,033,235)	5,211,060	—	3,999,368	12,818,770	16,818,138	(5,211,060)	11,607,078	(1,539,356)	10,067,722
Total changes in equity	—	16,903,046	98,354,257	—	(2)	115,257,301	12,828,719	128,086,020	871,246,522	999,332,542	43,113,863	1,042,446,405

Closing balance as of December 31, 2022	3,882,103,470	296,704,509	(293,168,877)	—	1,802	3,537,434	(2,262,872,826)	(2,259,335,392)	2,474,432,817	4,097,200,895	291,738,408	4,388,939,303

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statement of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2021	3,882,103,470	103,650,093	(102,946,095)	—	1,783	705,781	(2,278,331,266)	(2,277,625,485)	1,747,437,805	3,351,915,790	242,358,709	3,594,274,499
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—		—	85,153,969	85,153,969	15,556,165	100,710,134
Other comprehensive income (loss)	—	176,151,370	(288,577,039)	8,993,993	21	(103,431,655)	359,797	(103,071,858)	—	(103,071,858)	12,602,472	(90,469,386)
Comprehensive income	—	—	—	—	—	—	—	—	—	(17,917,889)	28,158,637	10,240,748
Dividends	—	—	—	—	—	—	—	—	(238,399,472)	(238,399,472)	(21,782,812)	(260,182,284)
Increase (decrease) from other changes	—	—	—	(8,993,993)	—	(8,993,993)	2,269,924	(6,724,069)	8,993,993	2,269,924	(109,989)	2,159,935
Total changes in equity	—	176,151,370	(288,577,039)	—	21	(112,425,648)	2,629,721	(109,795,927)	(144,251,510)	(254,047,437)	6,265,836	(247,781,601)

Closing balance as of December 31, 2021	3,882,103,470	279,801,463	(391,523,134)	—	1,804	(111,719,867)	(2,275,701,545)	(2,387,421,412)	1,603,186,295	3,097,868,353	248,624,545	3,346,492,898

(1) See Note 27.1

(2) See Note 27.3

(3) See Note 27.5

(4) See Note 27.6

ENEL CHILE S.A.

Consolidated Statements of Cash Flows, Direct Method

For the years ended December 31, 2023, 2022 and 2021

		2023	2022	2021
Statements of Cash Flows - Direct Method	Note	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities
Types of collection from operating activities
Collections from the sale of goods and services		5,886,342,023	5,509,393,246	3,686,363,387
Collections from premiums and services, annual payments, and other obligations from policies held		1,480,372	554,616	14,095,650
Collections from leasing and subsequent sale of such assets		44,527,326	14,082,550	13,674,456
Other collections from operating activities		331,924	43,343,670	142,770

Types of payment in cash from operating activities
Payments to suppliers for goods and services		(4,638,105,198)	(4,469,547,402)	(2,917,132,449)
Payments to and on behalf of employees		(146,490,612)	(147,549,249)	(134,092,365)
Payments of premiums and services, annual payments, and other obligations from policies held		(25,880,528)	(26,594,156)	(23,852,317)
Payments to manufacture or acquire assets held to lease to others and subsequently held for sale		—	—	(1,026,749)
Other payments for operating activities		(113,331,811)	(108,055,801)	(108,405,395)

Cash flows from (used in) operating activities
Income taxes paid		(294,998,284)	(59,828,183)	(112,104,283)
Other cash outflows, net		(8,212,967)	(11,020,478)	(4,769,890)
Net cash flows from operating activities		705,662,245	744,778,813	412,892,815

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses	6.d)	520,086,080	1,234,493,876	—
Cash flows used to obtain the control of subsidiaries or other businesses		(63,727)	—	—
Other cash payments to acquire equity or debt instruments of other entities		(1,470,000)	(4,664,044)	(69,575)
Other collections from the sale of shares in joint ventures	13.3.b)	29,662,554	—	11,786,767
Other cash payments to acquire shares in joint ventures		—	(29,940,350)	—
Loans to related companies		—	(43,013)	(1,402,847)
Proceeds from the sale of property, plant and equipment		33,979,203	1,482,597	18,197,075
Purchases of property, plant and equipment		(636,792,401)	(915,692,779)	(748,013,237)
Proceeds from the sale of intangible assets		—	—	2,489,340
Acquisition of intangible assets		(25,631,385)	(21,868,532)	(38,059,298)
Collections from reimbursement of advances and loans granted to others	6.e)	—	172,369,859	—
Payments for future, forward, option and swap contracts		(54,333,349)	(26,695,926)	(4,791,872)
Collections from future, forward, option and swap contracts		13,710,904	25,298,133	11,607,175
Cash receipts from related parties		—	—	1,381,763
Dividends received		27,540	484,369	7,023,030
Interest received		34,586,244	20,152,225	3,296,869
Other cash inflows (outflows)		—	194,964	—
Net cash flows (used in) from investing activities		(86,238,337)	455,571,379	(736,554,810)

Cash flows from (used in) financing activities
Proceeds from long-term loans	6.f)	248,718,361	263,892,100	77,273,500
Proceeds from short-term loans	6.f)	273,777	448,854,514	—
Loans from related companies	6.f)	767,682,700	602,033,501	633,799,000
Payments of loans	6.f)	(84,762,889)	(510,046,267)	(33,736,628)
Payments on borrowings and lease liabilities	6.f)	(18,418,666)	(6,613,399)	(6,060,566)
Payments of loans to related entities	6.f)	(1,255,012,700)	(1,187,697,500)	—
Dividends paid		(401,593,903)	(39,609,648)	(231,068,611)
Interest paid	6.f)	(193,172,908)	(186,961,822)	(142,891,300)
Other outflows of cash, net	6.f)	2,050,585	(12,507,838)	(4,083,886)
Net cash flows (used in) from financing activities		(934,235,643)	(628,656,359)	293,231,509

Net (decrease) increase in cash and cash equivalents before effect of exchange rate movements		(314,811,735)	571,693,833	(30,430,486)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		2,889,326	(6,455,274)	8,369,613
Net (decrease) increase in cash and cash equivalents		(311,922,409)	565,238,559	(22,060,873)
Cash and cash equivalents at beginning of year	6	875,213,699	309,975,140	332,036,013
Cash and cash equivalents at end of year	6	563,291,290	875,213,699	309,975,140

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021.

(In thousands of Chilean pesos – ThCh$)

1.	GENERAL INFORMATION

Enel Chile S.A., (hereinafter the “Parent Company”, the “Company” or “Enel Chile”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. Since April 13, 2016, the Company is registered with the securities register of the Chilean Financial Market Commission (“Comisión para el Mercado Financiero” or “CMF”) and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America (hereinafter the “SEC”). On April 21, 2016, the Company’s shares began trading on the Santiago Stock Exchange and the Electronic Stock Exchange. In addition, the Company’s common stock began trading in the United States in the form of American Depositary Shares on the New York Stock Exchange on a “when-issued” basis from April 21, 2016 to April 26, 2017 and on a “regular-way” basis since April 27, 2016.

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

As of December 31, 2023, the Group had 2,077 employees. During the year ended December 31, 2023, the Group averaged a total of 2,134 employees (see Note 37).

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

2.1. Accounting principles

The consolidated financial statements of Enel Chile as of December 31, 2023, approved by its Board of Directors at its meeting held on April 29, 2024, have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards, as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements reflect faithfully the financial position of Enel Chile and its subsidiaries as of December 31, 2023 and 2022, and the results of operations, changes in equity and cash flows for the periods ended on December 31, 2023, 2022 and 2021, and the related notes.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities are measured at a fair value.

Appendix 1 Detail of Assets and Liabilities in Foreign Currency; Appendix 2 Additional Information Circular No. 715 of February 2, 2012; Appendix 2.1 Supplementary Information on Trade Receivables; Appendix 2.2 Estimates of Sales and Purchases of Energy, Power and Toll and Appendix 3 Detail of Due Dates of Payments to Suppliers, form an integral part of these consolidated financial statements.

2.2. New accounting pronouncements

a)	The following accounting pronouncements have been adopted by the Group effective beginning on January 1, 2023

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

IFRS 17: Insurance Contracts	January 1, 2023

Amendments to IAS 1 and Practice statement No. 2: Disclosure of Accounting Policies	January 1, 2023

Amendments to IAS 8: Definition of Accounting Estimates	January 1, 2023

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

Amendments to IAS 12: International Tax Reform - Pillar Two Model Rules	January 1, 2023

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

In December 2021, the IASB amended IFRS 17 “Initial Application of IFRS 17 and IFRS 9— Comparative Information” to add a “classification overlay” transition option to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on the initial application of IFRS 17.

This standard is applicable retrospectively, with certain exceptions, for annual periods beginning on or after January 1, 2023.

The adoption of this amendment generated no impact and Management has concluded that its implementation does not have a significant impact on the Group’s consolidated financial statements.

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

Management has conducted an evaluation of the materiality of the accounting policies reported in its consolidated financial statements, considering both the materiality of the transactions and the nature of these or other related events or conditions, determining that there are no impacts on its disclosures resulting from the application of these amendments.

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

The amendments are effective for annual periods beginning on or after January 1, 2023 and are applied prospectively to changes in estimates and accounting policies that occur from the beginning of the first year in which the entity applies the amendments.

The adoption of these amendments generated no impacts on the Group’s consolidated financial statements.

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

The adoption of these amendments generated no impacts and Management has concluded that its implementation does not have a significant impact on the Group’s consolidated financial statements.

Amendments to IAS 12: “International Tax Reform – Pillar Two Model Rules”

On May 23, 2023, the IASB issued amendments to IAS 12: Income Taxes to provide temporary relief to companies regarding the recognition of deferred tax arising from the International Tax Reform, driven by the Organization for Economic Cooperation and Development (OECD).

In October 2021, the OECD/G20 countries representing more than 90% of the global GDP, agreed on a significant International Tax Reform based on a two-pillar approach to address tax challenges arising from the digitalization of the economy. The OECD issued the rules for the Pillar Two Model in December 2021 to ensure that large multinational corporations would be subject to a minimum tax rate of 15%.

The amendments introduce a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the implementation of Pillar Two Model rules, during the period required to implement such process.

These amendments are effective:

i)	immediately upon issuance of the amendments and retrospectively for the temporary exception for the recognition of deferred taxes; and
ii)	retrospectively for annual periods beginning on January 1, 2023 for disclosure requirements, which are not mandatory for any interim period ending on December 31, 2023 or before such date.

The adoption of these amendments had no impact on the Group's consolidated financial statements at the date of initial application.

b)	Accounting pronouncements effective beginning on January 1, 2024 and after

At the reporting date of these consolidated financial statements, the following accounting pronouncements had been issued by the of IASB, but were not mandatory:

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendment to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024

Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Long-term Debt with Covenants	January 1, 2024

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements	January 1, 2024

Amendments to IAS 21: Lack of Exchangeability	January 1, 2025

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

Management has assessed the estimated impacts of this amendment, concluding that its adoption will not generate effects on the Group’s consolidated financial statements at its initial application date.

Amendments to IAS 1 “Classification of Liabilities as Current and Non-Current” and “Non-Current Liabilities with Covenants”.

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

The amendments are effective for annual periods beginning on or after January 1, 2024 and early adoption is permitted.

Management has assessed the estimated impacts of this amendment, concluding that its adoption will not generate effects on the Group’s consolidated financial statements at its initial application date.

Amendments to IAS 7 and IFRS 7: “Supplier Finance Arrangements”

On May 25, 2023, the IASB issued amendments to the disclosure requirements of IAS 7: Statement of Cash Flows and IFRS 7 Financial Instruments – Disclosures to enhance the transparency of supplier finance arrangements and their effects on companies’ liabilities, cash flows, and liquidity risk exposure. These agreements are often referred to as supply chain finance, trade payables finance, or reverse factoring arrangements.

The amendments supplement requirements already in the IFRS and require that an entity discloses the terms and conditions of finance arrangements, quantitative information regarding the liabilities involved in the arrangements, the related payment due date ranges, and information about liquidity risk.

These amendments are applicable to annual periods beginning on or after January 1, 2024. Early adoption is permitted.

Management has assessed the estimated impacts of these amendments, concluding that their adoption will not generate effects on the Group’s consolidated financial statements at its initial application date.

Amendments to IAS 21: “Lack of Exchangeability”

On August 15, 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to respond to commentary from stakeholders and concerns on the diversity in practice when accounting for the lack of exchangeability between currencies.

These amendments establish criteria that will allow entities to apply a consistent approach to assess whether or not a currency is exchangeable into another and, when it is not, determining the exchange rate to be used and the disclosures to be provided. The amendment establishes that a currency is exchangeable into another at the measurement date when an entity can exchange that currency into another currency within a timeframe that includes a normal administrative delay and through an exchange market or mechanism in which an exchange transaction would create enforceable rights or obligations.

These amendments are effective for annual periods beginning on or after January 1, 2025. Early adoption is permitted.

Management is assessing the potential impact of the application of these amendments on the Group's consolidated financial statements.

2.3. Responsibility for the information, judgments and estimates provided.

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

The information included in the consolidated financial statements is selected based on a materiality analysis conducted in accordance with the requirements set out in IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement No. 2 “Making Materiality Judgements” and based on investor expectations.

The most significant areas where material judgment has been required are:

-The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

-The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h).

-Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.q).

Accounting estimates basically refer to:

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

Estimates and judgements by Management have been made based on the best information available at the date of issue of these consolidated financial statements, and are based on past experiences and other factors considered reasonable given the circumstances. Accordingly, actual results may differ from these estimates. Estimates and assumptions are periodically reviewed and the effects of any changes are reflected in results if they only involve that period. If the review involves both the current period and the future period, the change is recognized in the period in which the review is conducted and in the related future periods.

2.4Subsidiaries

Subsidiaries are defined as those entities controlled directly or indirectly by Enel Chile. Control is exercised if and only if the following conditions are met: the Company has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

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

The entities in which the Group has the ability to exercise control and consequently are included in consolidation in these consolidated financial statements are detailed below:

Taxpayer ID				Ownership % at 12-31-2023			Ownership % at 12-31-2022
No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.282.311-8	Enel Transmisión Chile S.A. (i)	Chile	Chilean peso	—	—	—	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	Chilean peso	99.09%	—	99.09%	99.09%	—	99.09%
96.783.910-8	Enel Colina S.A.	Chile	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%
91.081.000-6	Enel Generación Chile S.A.	Chile	Chilean peso	93.55%	—	93.55%	93.55%	—	93.55%
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Chilean peso	—	92.65%	92.65%	—	92.65%	92.65%
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chile	Chilean peso	57.50%	—	57.50%	57.50%	—	57.50%
76.924.079-9	Enel X Chile Spa	Chile	Chilean peso	100.00%	—	100.00%	100.00%	—	100.00%
76.412.562-2	Enel Green Power Chile S.A. (ii)	Chile	U.S. dollar	99.99%	—	99.99%	99.99%	—	99.99%
96.971.330-6	Geotérmica del Norte S.A.	Chile	U.S. dollar	—	84.59%	84.59%	—	84.59%	84.59%
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	U.S. dollar	—	60.91%	60.91%	—	60.91%	60.91%
77.741.548-4	Enel Mobility Chile SpA (iii)	Chile	Chilean peso	100.00%	—	100.00%	—	—	—

2.4.1Changes in the scope of consolidation

2022

i.	On December 9, 2022, Enel Chile completed the sale of its subsidiary, Enel Transmisión Chile S.A., to Sociedad Transmisora Metropolitana SpA (a company that is 100% controlled by Inversiones Grupo Saesa Ltda.). The sale was made through a Public Tender Offer conducted between November 7 and December 6, 2022. Consequently, all the shares owned by Enel Chile issued by Enel Transmisión Chile S.A., equivalent to 99.09% of the capital, were transferred to the new controlling shareholder (see Note 5.3, and Note 33).

2023

i.	On January 1, 2023, the spin-off of Enel Green Power Chile S.A. was completed, resulting in the incorporation of a new company, Arcadia Generación Solar S.A. In this process, assets and liabilities associated with the solar plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro, and Domeyko were allocated to Arcadia Generación Solar S.A., incorporating all shareholders of Enel Green Power Chile S.A. for a number of shares equal to the number they held in the spun-off company. On October 24, 2023, Enel Chile completed the sale of all the shares it owns issued by Arcadia Generación Solar S.A., equivalent to 99.99% of the capital, to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA. (See Note 5.1).
ii.	On April 24, 2023, Enel Mobility Chile SpA was incorporated, arising from the spin-off process of the subsidiary Enel X Chile SpA. The assets related to the public electric charging infrastructure were allocated to Enel Mobility Chile SpA.

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

Associates are accounted for in the consolidated financial statements using the equity method of accounting as described in Note 3.i.

The detail of the companies that qualify as associates is the following:

Taxpayer ID				Ownership % at 12-31-2023			Ownership % at 12-31-2022
No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
76.418.940-K	GNL Chile S.A.	Chile	U.S. dollar	—	33.33%	33.33%	—	33.33%	33.33%
76.364.085-K	Energía Marina S.P.A.	Chile	Chilean peso	—	25.00%	25.00%	—	25.00%	25.00%
77.569.067-4	Enel X Way Chile S.p.A. (i)	Chile	Chilean peso	49.00%	—	49.00%	49.00%	—	49.00%
77.157.779-2	Enel X AMPCI Ebus Chile S.P.A. (ii)	Chile	U.S. dollar	—	—	—	—	—	—
i.

On April 4, 2022, the division of Enel X Chile S.P.A. was finalized to create a new company by the name of Enel X Way Chile S.P.A. Then, on May 31, 2022, 1,020 shares of that company were sold for ThCh$11,358,338, equivalent to a 51% interest ownership.

ii.	On December 6, 2022, our subsidiary Enel X Chile S.P.A. completed the sale of its 20% interest in Enel X AMPCI Ebus Chile S.P.A. to AMPCI EBUS Developments LLC.

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

The detail of companies classified as joint ventures is as follows:

				Ownership % at 12-31-2023			Ownership % at 12-31-2022
Taxpayer ID No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.110.358-8	HIF H2 SpA.	Chile	U.S. dollar	—	50.00%	50.00%	—	50.00%	50.00%
77.230.801-9	Sociedad de Inversiones K Cuatro SpA (i)	Chile	Chilean peso	—	—	—	—	—	—

i.	On December 6, 2022, the transaction was completed whereby our subsidiary, Enel X Chile, sold its full interest in Sociedad de Inversiones K Cuatro SpA, representing 50% ownership, to Enel X AMPCI Ebus Chile SpA, see Note 13.3.b.

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

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in equity as a charge or credit to “Other reserves”.

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

2.9. Conversion of financial statements denominated in foreign currency

Conversion of the financial statements of the Group companies that have functional currencies different than Ch$, and do not operate in hyperinflationary economies, is carried out as follows:

a.	Assets and liabilities, using the exchange rate prevailing at the closing date of the financial statements.
b.	Statements of comprehensive income using the average exchange rate for the period (unless this average is not a reasonable approximation of the cumulative effect of the exchange rate existing on the transaction dates, in which case the exchange rate on the date of each transaction is used).
c.	Equity is maintained at the historical exchange rate on the date of its acquisition or contribution, and at the average exchange rate as of the date of generation for retained earnings.
d.	Foreign currency translation differences generated in the conversion of the financial statements are recorded under “Foreign currency translation differences” in the consolidated statement of comprehensive income in Other comprehensive income (see Note 27.3).

The financial statements of subsidiaries the functional currency of which is that of a hyperinflationary economy, are first adjusted for inflation, recording any gain or loss in the net monetary position in profit or loss. Subsequently, all items (assets, liabilities, equity items, expenses and revenue) are converted at the exchange rate prevailing at the closing date of the most recent statement of financial position. Changes in the Company’s net investment in the subsidiary, which operates in a hyperinflationary economy, based on the application of the price-level restatement/translation method, are recorded as follows: (i) the effect of restatement due to inflation is recognized directly in Equity, under the account "Other reserves"; and (ii) the translation effect is recognized in Gains (losses) from foreign currency translation differences, in the consolidated statements of comprehensive income.

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

In accordance with IAS 29, the financial statements of the Argentine branch owned by Enel Generación Chile S.A., a subsidiary of Enel Chile, have been restated retrospectively, applying the general price index at historical cost, in order to reflect changes in the purchasing power of the Argentine peso, as of the closing date of these consolidated financial statements.

The general price indexes used at the end of the reporting periods are as follows:

General price index
From January to December 2021	50.95%
From January to December 2022	94.79%
From January to December 2023	211.41%

The effects of the application of this standard on these consolidated financial statements are detailed in Note 34.

Exchange rates

The exchange rates used for the translation of the financial statements of the different subsidiaries with a functional currency other than the Group’s functional currency are recorded at the following values (foreign currency against the Chilean peso):

	As of December 31,
	2023		2022		2021
	Close	Average	Close	Average	Average
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
United States dollar	877.12	839.91	855.86	871.19	759.06
Argentine peso	1.08	1.08	4.83	4.81	8.29

3.    ACCOUNTING POLICIES

The material accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

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

The following are the main categories of property, plant and equipment with their related estimated useful lives:

Classes of property, plant and equipment	Years of estimated useful life
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

In addition, for further information, the following is a more detailed breakdown of the class of plant and equipment:

Classes of plant and equipment	Years of estimated useful life
Generating plant and equipment
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 45
Combined cycle power plants	10 – 25
Renewable	10 – 50
Distribution plant and equipment
Low- and medium-voltage network	10 – 50
Measuring and remote control equipment	10 – 50
Primary substations	6 – 25
Natural gas transportation
Gas pipelines	20

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

Intangible assets are amortized on a straight-line basis over their useful lives starting from the time they are in use, except for those assets with indefinite useful lives, for which amortization is not applicable. As of December 31, 2023 and 2022, intangible assets with indefinite useful lives amounted to ThCh$6,555,491 and ThCh$6,550,168, respectively, mainly related to easements and water rights.

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

In general, these projections cover the next three years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector. At the end of December 2023 and 2022, the rates used to extrapolate the projections were between 2.3% and 3.3% (between 2.0% and 3.0% as of December 31, 2022).

These flows are discounted to calculate their present value at a pre-tax rate that includes the cost of capital of the business and the geographical zone where it is carried out. This calculation considers the current cost of money and the risk premiums used in general among analysts for the business and geographical zone.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate. The pre-tax discount rates, expressed in nominal terms, applied as of December 31, 2023, were between 8.2% and 11.0% (as of December 31, 2022, they were between 7.4% and 11.1%).

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

Past experience has demonstrated the reliability of the Company’s forecasts, which allows it to base key assumptions on historical information. During 2023, the deviations observed with respect to the projections used to perform impairment testing as of December 31, 2022, were not significant and cash flows generated in 2023 remained in a reasonable variance range compared to those expected for that period.

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

The Group initially recognizes right-of-use assets at cost. The cost of right-of-use assets consists of: i) the amount of the initial measurement of the lease liability; (ii) lease payments made until the commencement date less lease incentives received, (iii) initial direct costs incurred; and (iv) the estimate of decommissioning or restoration costs.

Subsequently, the right-of-use asset is measured at cost, adjusted by any re-measurement of the lease liability, less accumulated depreciation and accumulated impairment losses. A right-of-use asset is depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term. The same criteria detailed in Note 3.e are applied to determine whether the right-of-use asset has become impaired.

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

•	Simplified approach: The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment provision is always recognized related to the lifetime expected credit losses for the asset. This is the approach that the Group has mostly applied because trade receivables represent the main financial asset of Enel Chile and its subsidiaries.

For trade accounts receivable, contractual assets and lease receivables, the Group applies two types of evaluations of expected credit losses:

-	Collective evaluation: based on grouping accounts receivable into specific groups or “clusters”, taking into account each business and the local regulatory context. Accounts receivable are grouped according to the characteristics of customer portfolios in terms of credit risk, maturity information and recovery rates. A specific definition of default is considered for each group.

To measure the expected credit losses collectively, the Group considers the following assumptions:

-	PD: average default estimate, calculated for each group of trade receivables, using a statistical model that considers, among other variables, the normalized payment behavior of customers in each cluster, taking into account a minimum of 24-month historical data.
-	LGD: calculated based on the recovery rates of a predetermined section, discounted at the effective interest rate; and
-	EAD: accounting exposure at the reporting date, including invoices issued but not due and invoices pending issuance for services rendered, net of potential cash deposits obtained as guarantees.
-	Analytical or individual evaluation: if accounts receivable are considered individually significant by Management and there is specific information regarding any significant increase in the credit risk, the Group applies an individual evaluation of accounts receivable. For the individual evaluation, the PD is obtained mainly from an external supplier, when it is possible to do so, and the LGD through an internal model that considers the recovery rate and other contractual and financial characteristics of accounts receivable. The expected credit loss is obtained by multiplying both factors by the EAD, which is defined as the accounting exposure at the reporting date, including the invoices issued but not due and invoices pending issuance for services rendered, net of potential cash deposits obtained as guarantees.

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

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedging instrument and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge is highly effective. In this case, changes are recognized as follows:

-	Fair value hedges: The underlying portion for which the risk is being hedged and the hedging instrument are measured at fair value, and any changes in the value of both items are recognized in the statement of comprehensive income offsetting the effects in the same caption of the statement comprehensive income.
-	Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve referred to as “Hedging reserve.” The cumulative loss or gain in this caption is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income offsetting the effect in the same Statement of comprehensive income caption. Gains or losses from the ineffective portion of the hedging relationship are recognized directly in the statement of comprehensive income.

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

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	the amount of the liability determined in accordance with the accounting policy described in Note 3.m; and
-	the amount of the asset initially recognized less, if applicable, any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 3.q).
h)	Fair value measurement

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

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero-coupon interest rate curves for each currency. These valuations are performed using external tools such as Bloomberg.
•	Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

-	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;
-	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled, and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;
-	For derivatives not traded in active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the closing date of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (asset or liability position) and the risk profile of both the counterparties and the Group itself.
-	For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, measuring the fair value on a net basis is allowed. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

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

As of December 31, 2023, and 2022, the Group has not incurred costs to obtain or perform a contract which meet the conditions for their capitalization. The costs incurred to obtain a contract are substantially commission payments for sales that, although are incremental costs, relate to short-term contracts or performance obligations that are met at a certain time, therefore, the Group has decided to recognize these costs as an expense when they occur.

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

If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves”. Subsequently, these costs must be deducted from paid-in capital, and this deduction that must be approved at the closest Extraordinary Shareholders’ Meeting, which occurs immediately after the date on which the disbursements were incurred.

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

Within the Ministry of Energy, the CNE is the regulatory body for the Chilean electricity sector and the SEF, is the oversight entity. The Ministry of Energy also includes the Chilean Commission of Nuclear Energy (CChEN) and the Energy Sustainability Agency.

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

From a physical perspective, the Chilean electricity sector is divided into three main networks: the SEN, and two smaller isolated networks: Aysén and Magallanes.

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

In the electricity market, two products (Energy and Capacity) are traded, and different services are provided. In particular, the National Electric Coordinator is responsible for making balances, determining the corresponding transfers between generators, and calculating the marginal time-specific cost, the price at which energy transfers are valued. The CNE determines the prices of Power.

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

Moreover, as of January 1, 2021, Exempt Resolution No. 176 of the CNE determined the scope of the exclusive line of business and separate regulatory accounting obligations, for the provision of public electric distribution services in accordance with Law No. 21,194.

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

The fee-setting in this segment is performed every four years based on a cost study to determine the Value Added from Distribution (“VAD”). The VAD is determined according to an efficient model company scheme and the concept of typical area.

To determine the VAD, the CNE classifies companies with similar distribution costs into groups known as “typical areas.” For each typical area, the CNE engages independent consultants to carry out a study to determine the costs associated with an “efficient model company”, considering fixed costs, average energy and capacity losses, standard investment, maintenance, and operating costs related to distribution, including some restrictions faced by real distribution companies. The annual costs of investment are calculated considering the New Replacement Value (NRV) of the facilities adapted to demand, their useful life, and a rate of renewal, calculated every four years by the CNE, will be a yearly after-tax rate of between 6% and 8%.

Subsequently, the after-tax rate of return for each distribution company must be between three percentage points below and two percentage points above the rate calculated by the CNE.

Additionally, and along with the calculation of the VAD, every four years the CNE reviews the related services not consisting of energy supply which the Free Competition Tribunal (“TDLC” in its Spanish acronym) qualifies as subject to rate regulation.

b)	Regulatory matters

2019 – 2023 Laws

(i)	Law No. 21,185 – Creates a Transitional Mechanism for Stabilizing Customers´ Electricity Prices under the Regulated Price System

On November 2, 2019, the Ministry of Energy published Law No. 21,185, which established a transitional mechanism for stabilizing customers’ electricity prices under the regulated price system. Through this Law, between July 1, 2019 and December 31, 2020, the prices to be transferred to regulated customers are the price levels defined for the first half of 2019 (Decree 20T/2018) to be referred to as “Stabilized Price to Regulated Customers” (“PEC” in its Spanish acronym). Between January 1, 2021 and until the end of the stabilization mechanism, prices shall be those defined in the semiannual price-setting processes referred to in article 158 of the Electricity Law, but may not be higher than the adjusted PEC according to the Consumer Price Index beginning on January 1, 2021, based on the same date (adjusted PEC). The billing differences due to the application of this mechanism lead to an account receivable in favor of the generators with a limit of US$1,350 million. The balance must be recovered by December 31, 2027. The technical provisions of this mechanism are established in the CNE’s Exempt Resolution No. 72/2020 and its amendments. It should be noted that the fund limit was reached in January 2022.

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

(iii)	Law No. 21,249 – Exceptional provision of the measures indicated for end users of water and sanitation, electricity, and gas services.

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

(iv)	Law No. 21,305 – Energy Efficiency

On February 13, 2021, the Energy Efficiency Law was published, aimed at developing the First National Energy Efficiency Plan, which will be renewed every five years, with a goal of reducing energy intensity by at least 10% by 2030 compared to 2019. Additionally, this plan must include a target for consumers with energy management capacity to reduce their energy intensity by at least 4% on average during its effective term.

The Energy Efficiency Law also includes other matters such as those related to the construction of housing, public buildings, commercial buildings, and office buildings, which must have an energy rating in order to obtain final or definitive approval by the respective Municipal Works Office.

On September 13, 2022, the Ministry of Energy published Decree No. 28 corresponding to the Regulations on Energy Management of consumers with energy management capacity and of public entities, as referred to by articles 2 and 5 of the Energy Efficiency Law.

On April 25, 2023, the National Energy Efficiency Plan was enacted, which provides a strategic framework for its development. This plan was created based on article 1 of the Energy Efficiency Law, which indicates that, every five years, the Ministry of Energy must prepare a National Energy Efficiency Plan that includes the following matters, as a minimum: residential energy efficiency; minimum standards and device labels; energy efficiency in construction and transport; energy efficiency and smart cities; energy efficiency in production sectors; and education and training on energy efficiency. Moreover, short-, medium-, and long-term goals must be established, as well as the necessary plans, programs, and actions to achieve these goals.

The National Energy Efficiency Plan also establishes that the Ministry of Energy will regulate the interoperability of the electric vehicle charging system. On May 17, 2023, under Supreme Decree No. 12, the regulations establishing the interoperability of electric vehicle charging systems were enacted.

(v)	Law No. 21,423 – Regulates the proration and payment of water and electricity service debts incurred during the Covid-19 pandemic and establishes subsidies for vulnerable customers

On February 11, 2022, the law was published to regulate the proration and payment of water and electricity service debts incurred during the Covid-19 pandemic and establish subsidies for vulnerable customers so that these can address electricity debts generated between March 18, 2020, and December 31, 2021, on past-due bills.

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

On September 30, 2022, the SEF issued Circular No. 140129 to modify the instructions provided by SEF Circular No. 119977, regarding the termination of the customer subsidy benefit. Among these amendments is the reincorporation of the customer subsidy benefit once the customer has paid off its debt with the respective concessionaire company.

(vi)	Law No. 21,455 – Framework for Climate Change

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

(vii)	Law No. 21,472 - Creates a price stabilization fund and establishes a new temporary electricity price stabilization mechanism for customers subject to price regulation.

On August 2, 2022, the Ministry of Energy published Law No. 21,472, which creates a tariff stabilization fund and establishes a new mechanism for transitory stabilization of electricity prices for customers subject to price regulation. Through this law, a Transitory Customer Protection Mechanism (CPM) is established to stabilize energy prices for the National Electric System and medium-sized systems complementary to those established in Law No. 21,185, for customers subject to price regulation provided by concessionaire companies of public distribution services regulated by the General Electricity Services Law. The objective of the CPM is to pay the differences that arise between the billing of distribution companies to end customers for the energy and power component, and the amount payable for the electric supply to generation companies. The resources accounted for in the operation of the CPM shall not exceed US$ 1.8 billion, and its validity shall extend until the balances originated by the application of this law are extinguished. As of 2023, the CNE will make a semiannually projection of the total payment of the Remaining Final Balance for a date no later than December 31, 2032. On March 14, 2023, Resolution No. 86 was published, and on August 9, 2023, Exempt Resolution No. 334 was published, establishing, among other matters, certain provisions, procedures, deadlines, and conditions for the proper implementation of the CPM Law.

Because of the application of the price stabilization mechanism established under the CPM Law and the Exempt Resolutions, the General Treasury, as delegated by the Ministry of Finance and on behalf of the FET, will issue transferable credit titles payable to the order (the “Payment Documents”), which will allow their holder to collect the restitution of certain amounts owed as a result of the application of the CPM Law and such energy price stabilization mechanism, and the interest recognized in the aforementioned Payment Documents, on the dates established therein.

(viii)Law No. 21,505 – To Promote Energy Storage and Electromobility.

On November 21, 2022, Law No. 21,505 es was passed to promote the storage of electricity, which includes the remuneration of energy, sufficient power, and complementary services to energy storage systems, as well as electromobility, through a temporary reduction in the annual license and registration for electric vehicles. New business models for electromobility will be allowed, along with the possibility of using electric vehicle batteries to provide services to the grid. Additionally, it incorporates the concept of a generation and consumption infrastructure project, enabling renewable projects with storage to withdraw energy from the electrical system and also inject surplus energy.

(ix)	CNE Exempt Resolution No. 176 /2020 - Exclusive Business Activity

On June 9, 2020, CNE Resolution No. 176 was published in the Official Gazette, determining the scope of the obligation of Exclusive Business Activity and Separate Accounting for the provision of public electricity distribution service in accordance with Law No. 21,194.

According to this Resolution and its modifications, the distribution companies acting as public service concessions companies and operating in the National Electricity System must be constituted exclusively as distribution companies and may only perform economic activities aimed at providing public distribution services, in accordance with the requirements established by Law and current regulations. The requirements contained in said Resolution shall be applied starting January 1, 2021. Notwithstanding the above, those operations that by nature cannot be performed prior to this date must be reported and justified to the CNE, including a planning schedule and the compliance periods for the respective requirements, which under no circumstances may extend beyond January 1, 2022.

(x)	Electricity Portability Bill

On September 9, 2020, a bill was submitted to the Chilean Chamber of Deputies that would modify the Electricity Law in order to establish the right to electricity portability and to introduce the role of energy trader. This would uncouple all services that may be offered to the distribution company’s final customers, so that the distribution company would be dedicated exclusively to the operation of its grids. It considers a transition period to be defined in future decrees, so that regulated consumers in certain areas may gradually obtain the freedom to choose their energy trader. The main point of discussion of this bill is related to the gradual market liberalization and could affect existing regulated contracts. Currently, the bill is at the discussion stage.

(xi)	Non-Conventional Renewable Energies Bill

On November 23, 2021, a bill was submitted to the Chilean Chamber of Deputies to establish the participation of renewable energies in the Chilean energy matrix through fostering small-scale distributed generation, especially in net billing projects, the creation of a renewable energy traceability system and an increased share of NCREs in the National Electric System. This bill establishes an annual production goal of 60% renewable energy by 2030, for contracts signed after January 1, 2023; and 40% per hour block for contracts signed after July 1, 2023. The bill is currently still in the discussion stage.

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

(xiii)“Energy Transition” Bill

On July 10, 2023, the Ministry of Energy submitted to the Senate a bill that establishes transmission as an enabling factor for energy transition, reallocates extraordinary tariff revenues to supply companies with negative balances, and promotes storage through a large-scale tender. The bill is currently still in the discussion stage.

Issued Regulations, Decrees, and Technical Standards

Regulation for small-scale means of generation: On October 8, 2020, the Ministry of Energy published Decree No. 88 corresponding to the Regulation for small-scale means of generation, which was amended on March 16, 2022, by Decree No. 27.

Amendment to the Regulations of the General Law of Electric Services: On June 14, 2021, the Ministry of Energy published Decree No. 68, which amends the Regulations of the General Electric Services Law approved by Decree No. 327/1997, regarding electric concessions.

Amendment to the LNG Technical Standard: On October 13, 2021, the CNE, through Resolution No. 411, approved modifications to the Technical Standard for the scheduling of the operation of units using regasified natural gas.

Interoperability of electric vehicle charging system regulations: On May 17, 2023, the Chilean Ministry of Energy issued Decree No. 12 associated with the Interoperability of electric vehicle charging system regulations. The regulations aim at establishing the applicable provisions, the information and operating requirements that enable its implementation and operation, the demands for providing charging services, and other necessary matters.

Projects for the reduction of pollutant emissions to offset emissions subject to tax regulations: On September 29, 2023, the Chilean Ministry of the Environment published Decree No. 4 with the reduction of pollutant emissions to offset emissions subject to tax regulations. Its objective is to establish the requirements, obligations, procedures, and records related to emission-reduction projects, as well as the certificates to offset emissions of pollutants subject to tax.

Amendment to the Sufficiency Capacity Regulations: On November 29, 2023, the Ministry of Energy submitted Decree No. 70 to the General Comptroller of the Republic, which introduces amendments to the current Capacity Transfer Regulations. This Decree has not become effective.

Reduction of the capacity limit to qualify as an unregulated customer: On December 13, 2023, the Ministry of Energy requested a ruling from the TDLC regarding the reduction of the capacity limit to qualify as an unregulated customer to 300 kilowatts. Note that the law establishes that the capacity limit to qualify as an unregulated customer may be reduced by the Ministry of Energy, subject to a report by the TDLC. Currently, this amendment has not become effective.

c)	Tariff Revisions and Supply Processes

In the electricity market there is a continuous revision of tariffs and supply processes that affect those volumes that were realized in previous periods on the dates of publication of these revisions. Set forth below is a description of the rules that are currently applicable to the Group.

c.1 Distribution Price-Setting 2016-2020

The final customer rates that have governed during 2021 are determined according to the following decrees and resolutions:

i)	Price Decrees

Decree No.	Date	Matter	Effective from
11T/2016	08-24-2017	Establishes the rate formulas applicable to electricity supply subject to regulated prices.	11-04-2016
2T/2018	10-05-2019	Establishes the rate formulas applicable to electricity supply subject to regulated prices.	11-01-2016 to 11-31-2020
5T/2018	09-28-2018	Establishes the rate formulas applicable to electricity supply subject to regulated prices.	09-28-2018
Ordinary Off. Comm. SEF No.15699/2019	07-26-2019	Instructs the action plan for the adjustment informed in CNE Ordinary Official Letter No. 490/2019, with respect to the Ministry of Energy Decree No. 5T/2018.	09-28-2018 to 11-03-2020

a)	Average Prices in the National Electric System

Decree No.	Date	Matter	Effective from
20T/2018	05-06-2019	Establishes prices and surcharges for application of the Residential Tariff Equity Mechanism.	01-01-2019
7T/2019	10-05-2019	Establishes prices and surcharges for application of the Residential Tariff Equity Mechanism.	07-01-2019
Ley No.21,185	11-02-2019

Creates a transitory mechanism to stabilize electricity prices for customers subject to rate regulation. Article 5 of this Law repeals Decree 7T/2019, and extends the effective term of Decree No. 20T/2018.

Publication of the corresponding node price decree.
6T/2020	11-02-2020	Establishes prices and adjustment factor for application of Law No. 21,185. It had no effect on the final regulated customer rate.	01-01-2020
16T/2020	03-02-2021	Establishes prices and adjustment factor for application of Law No. 21,185. It had no effect on the final regulated customer rate.	07-01-2020
19T/2020	05-20-2021	Establishes prices and adjustment factor for application of Law No. 21,185. It had no effect on the final regulated customer rate.	01-01-2021
8T/2021	07-12-2021	Establishes prices and adjustment factor for application of Law No. 21,185.	07-01-2021
9T/2022	06-17-2022	Establishes prices and adjustment factor for application of Law No. 21,185.	01-01-2022
475	06-28-2022

Exempt Resolution of the CNE that approves the Definitive Technical Report for setting the Average Node Prices of the National Electric System and the adjustment factor (Repealed by the following 586).

N/A
836	11-16-2022	Establishes prices and adjustment factor for application of Law No. 21,185.	07-01-2022
886	12-12-2022	Establishes prices and adjustment factor for application of Law No. 21,185.	01-11-2022
16T/2023	04-12-2023	Establishes prices considering the Price Stabilization Mechanism of Law No. 21,472	07-01-2022

b)	Short term Node Prices for electricity supply.

Decree No.	Date	Matter	Effective from
12T/2020	12-03-2020	Establishes the regulated prices for electricity supply.	10-01-2020
3T/2021	03-22-2021	Establishes the regulated prices for electricity supply.	04-01-2021
9T/2021	02-26-2022	Establishes the regulated prices for electricity supply.	10-01-2021
3T/2022	07-07-2022	Establishes the regulated prices for electricity supply.	04-01-2022
11T/2022	11-09-2022	Establishes the regulated prices for electricity supply.	10-01-2022
1T/2023	07-27-2023	Establishes the regulated prices for electricity supply.	04-01-2023

c)	Stabilized Price for small scale means of generation

Decree No.	Date	Matter	Effective from
5T/2021	02-22-2022	Establishes stabilized prices.	02-22-2022
14T/2021	02-26-2022	Establishes stabilized prices.	02-26-2022
8T/2022	10-13-2022	Establishes stabilized prices.	10-13-2022
14T/2022	04-15-2023	Establishes stabilized prices.	04-15-2023
2T/2023	08-10-2023	Establishes stabilized prices.	08-10-2023

ii)	Exempt Resolution, which establishes charges for the use of transmission systems applied to free and regulated final consumers.

Decree No.	Date	Matter	Effective from
495	12-29-2020	Establishes transmission charges as referred to in articles 115 and 116 of the General Law on Electric Services	01-01-2021
192	06-17-2021	Establishes transmission charges as referred to in articles 115 and 116 of the General Law on Electric Services	07-01-2021
551	12-15-2021	Establishes transmission charges as referred to in articles 115 and 116 of the General Law on Electric Services	01-10-2022
442	06-20-2022	Establishes transmission charges as referred to in articles 115 and 116 of the General Law on Electric Services	07-01-2022
898	12-21-2022	Establishes transmission charges as referred to in articles 115 and 116 of the General Law on Electric Services	01-01-2023
257	06-16-2023	Establishes transmission charges as referred to in articles 115 and 116 of the General Law on Electric Services	07-01-2023
624	12-21-2023	Establishes transmission charges as referred to in articles 115 and 116 of the General Law on Electric Services	01-01-2024

iii)	On June 21, 2019, the CNE issued Exempt Resolution No. 379, which communicates the value of the indexes contained in the rate formulas applicable to supplies subject to price-setting, effective beginning on July 1, 2019, and establishes the cut-off and restitution factor applicable for the period between July 1, 2019, and December 31, 2019.
iv)	Exempt Resolution of the CNE that establishes and communicates the Public Service Charge.

Decree No.	Date	Matter	Effective from
434	11-18-2020	Establishes and communicates the Public Service Charge.	12-01-2020
486	11-18-2021	Establishes and communicates the Public Service Charge.	12-01-2021
841	11-18-2022	Establishes and communicates the Public Service Charge.	12-01-2022
565	11-20-2023	Establishes and communicates the Public Service Charge.	12-01-2023

c.2 Distribution Price Setting 2020-2024

Considering the tariff process for the 2020-2024 period is still in progress, the fees that are being applied currently correspond to those established in the 2016 - 2020 tariff process.

c.3 Price Setting for Distribution-Related Services

On July 24, 2018, the Ministry of Energy published Decree No. 13T/2018 in the Official Gazette, which establishes the prices of services other than energy supply related to electricity distribution. These prices were effective from the date of publication of such decree and are still in force to date.

According to legislation, a new price-setting process for services other than energy supply related to electricity distribution shall be performed at the same time as the Distribution Price Setting for 2020-2024, which to date has not been issued, as described in Note 4.c.2.

c.4 Distribution Price-Setting for 2024 – 2028

Currently, this process is under development.

c.5 Supply Bids (Regulated Power Purchase Agreements, - Regulated PPAs)

Under the new bids law, five processes have been performed: Supply Bid 2015/01, Supply Bid 2015/02, Supply Bid 2017/01, Supply Bid 2021/01, and Supply Bid 2022/01. Supply Bid 2022/01 considers the supply period between 2027 and 2041 and a volume of 5,250 GWh/year. The process ended on August 8, 2022, with the awarding of only 15% of the energy requested at an average price of US$37.88 per MWh. Enel Generación was not awarded any supply blocks in the Supply Bid bidding process. The energy that was not awarded in 2022 must be included in a future bidding process conducted by the authority. On March 28, 2023, through Exempt Resolution No. 121, the CNE requested the registration with the registry of institutions and interested users to make technical observations to the preliminary report of supply tenders for customers subject to price regulation, in accordance with Article 131 ter of the General Law of Electric Services. On October 13, 2023, the CNE issued Exempt Resolution No. 490, approving the final bases for a national and international public tender for the supply of energy and power to meet the consumption needs of customers subject to price regulation, bidding for the 2023/01 supply. The process involves a bid process for a total of 3,600 GWh, divided into 2 supply blocks of 1,500 GWh and 2,100 GWh each, intended to cover consumption for 2027 and 2028. The tender includes an incentive for storage projects with a term of more than 4 hours or for generation projects with non-variable renewable energies. They will receive a discount of 0.15 US$/MWh for each GWh of energy generated by such means in the related Time Block A or C (non-solar).

5.    NON-CURRENT ASSETS HELD FOR SALE

The composition and movements of non-current assets or groups of assets held for sale for the years ended December 31, 2023 and 2022, were as follows:

ASSETS	01-01-2022	Reclassification to / from current and non-current assets	Dispositions and changes in the scope of consolidation	Other movements	12-31-2023

Current assets
Cash and cash equivalents	—		(1,795,800)	1,795,800	—
Other current non-financial assets	—		—	—	—
Trade and other receivables, current	—		(4,461,402)	4,461,402	—
Inventories	—	2,218,478	(2,182,405)	36,073	—
Current tax assets	—		—	—	—
Total current assets	—	2,218,478	(8,439,607)	6,221,129	—
Non-current assets
Other non-financial assets, non-current			—	—	—
Trade and other non-current receivables	—	—	—	—	—
Intangible assets other than goodwill	—	—	—	—	—
Goodwill	—	—	—	—	—
Property, plant, and equipment	28,601,633	335,702,647	(396,770,388)	32,466,109	—
Right-of-use assets	—	7,192,555	(8,175,426)	982,871	—
Total non-current assets	28,601,633	342,895,202	(404,945,815)	33,448,980	—
Total assets	28,601,633	345,113,680	(413,385,422)	39,670,109	—

Liabilities	01-01-2022	Reclassification to / from current and non-current assets	Dispositions and changes in the scope of consolidation	Other movements	12-31-2023

Current liabilities
Other current financial liabilities	—	—	—	—	—
Current lease liabilities	—	93,886	(287,209)	193,323
Trade and other payables, current	—	—	(85,910)	85,910	—
Current accounts payable to related parties	—	—	—	—	—
Other current provisions	—	—	—	—	—
Current tax liabilities	—	1,932,844	(2,536,094)	603,251	—
Other current non-financial liabilities	—	4,067,708	(471,289)	(3,596,419)	—
Total current liabilities	—	6,094,438	(3,380,503)	(2,713,935)	—
Non-current liabilities
Other non-current financial liabilities	—	—	—	—	—
Non-current lease liabilities		7,431,156	(8,456,773)	1,025,617
Other long-term provisions	—	2,261,180	(2,552,770)	291,590	—
Deferred tax liabilities	—	40,085,389	(45,258,175)	5,172,787	—
Non-current provisions for employee benefits	—	—	—	—	—
Total non-current liabilities	—	49,777,724	(56,267,719)	6,489,994	—
Total liabilities	—	55,872,163	(59,648,222)	3,776,059	—

Net assets and liabilities value	28,601,633	289,241,517	(353,737,200)	35,894,050	—

5.1.Arcadia Generación Solar S.A. Sale.

On July 12, 2023, Enel Chile signed an agreement with the international renewable energy company Sonnedix for the sale of its subsidiary Arcadia Generación Solar S.A. , which owns a portfolio of 416 MW of generation through four solar plants named “Diego de Almagro,” “Carrera Pinto,” “Pampa Solar Norte,” and “Domeyko.”

Considering the sale process, the provisions of IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations” and following the accounting criterion described in Note 3.k), the assets and liabilities of the subsidiary Arcadia Generación Solar S.A. were classified as held-for-sale.

On October 24, 2023, the transfer of 99.99% of the shares held in this company was completed, which resulted in this company no longer being a subsidiary of Enel Chile and no longer being consolidated from the aforementioned date. The selling price for this transaction was ThCh$521,881,880 (ThUS$ 556,223) (see Note 6. d)). The result obtained was a gain of ThCh$215,618,389 (see Note 33).

5.2 Sale of the Corporate Building

On November 4, 2022, our subsidiary Enel Generación Chile received a purchase offer for the Santa Rosa Complex, which is located in Santiago and comprises four properties:

-76 Santa Rosa Avenue, where the Company’s Headquarters are currently located.

-65 San Isidro.

-634 Marcoleta.

-638 Marcoleta.

Considering the progress of negotiations, as of the closing date of 2022, the Santa Rosa Complex assets were reclassified as held for sale; measuring them at the lower between their carrying value and their fair value, in conformity with the provisions of IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" and the accounting criteria described in Note 3.k.

As of December 31, 2022, the carrying value of the Santa Rosa Complex assets amounted to ThCh$28,601,633. This includes the value of certain movable assets belonging to Enel Chile, Enel Generación Chile and Enel Distribución Chile, that should also be sold to the offeror. The above implied the recognition of an impairment loss of ThCh$2,286,438 in the consolidated financial statements of Enel Chile S.A (see Note 31.b).

On February 1, 2023 the sale of assets was completed. With respect to the movable assets held in the corporate building, the result obtained from this operation was a gain amounted to ThCh$959,228 (see Note 33).

5.3 Enel Transmisión Sale

On July 28, 2022, the “Stock Purchase Agreementpero” was signed by Enel Chile, who agreed to sell to Sociedad Transmisora Metropolitana SpA., all the of Enel Transmisión Chile S.A. shares it owned (the “Sale”), representing 99.09% of the capital of such company. Sociedad Transmisora Metropolitana SpA. is a company fully owned by Inversiones Grupo Saesa Limitada.

The execution of the Sale and subsequent transfer of shares owned by Enel Chile that were issued by Enel Transmisión Chile S.A. was subject to certain customary conditions precedent applicable to these types of transactions, including the approval by the National Economic Attorney General's Office in accordance with D.L. 211 of 1973. According to Law No. 18,045 on the Securities Market, the Sale was carried out by the buyer making a Takeover Bid for all of the shares of Enel Transmisión Chile S.A.

The Sale price amounted to US$1,345 million for 99.09% of the capital of Enel Transmisión Chile S.A. owned by Enel Chile, which may vary upon the application of the purchase price adjustments provided in the Sale.

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

Given the sale process and the requirements of IFRS 5: “Non-Current Assets Held for Sale and Discontinued Operations”, and following the accounting criterion established in Note 3.k, the assets and liabilities of the Enel Transmisión Chile S.A. subsidiary were classified as held for sale.

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

6.    CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2023 and 2022 is as follows:

	As of December 31,
	2023	2022
	ThCh$	ThCh$
Cash balances	173,228	25,742
Bank balances	137,048,228	245,199,924
Time deposits	319,994,843	454,776,178
Other fixed-income instruments	106,074,991	175,211,855
Total	563,291,290	875,213,699

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions on cash and cash equivalents.

b)	The detail, by type of currency, of the above balance is as follows.

	As of December 31,
	2023	2022
Currency	ThCh$	ThCh$
Chilean peso	449,278,983	745,956,809
U.S. dollar	113,862,934	128,804,370
Argentine peso	10,959	242,734
Euro	102,479	176,894
UF	35,935	32,892
Total	563,291,290	875,213,699

For further detail of the Statement of Cash Flows see below:

c)	The following table records the components of “Other payments for operating activities” line item in the Statement of Cash Flows for the years ended December 31, 2023, 2022 and 2021:

	2022	2022	2021
Other payments from operating activities	ThCh$	ThCh$	ThCh$
VAT tax debit	(82,831,649)	(74,401,438)	(80,921,378)
Tax on emissions	(20,707,956)	(24,277,529)	(16,465,950)
Other	(9,792,206)	(9,376,834)	(11,018,067)
Total	(113,331,811)	(108,055,801)	(108,405,395)

d)	The following table presents the details of "Cash flows from loss of control of subsidiaries or other businesses" in the Statement of Cash Flow as of December 31, 2023, 2022, and 2021.

	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Amounts received for the sale of Arcadia Generación Solar S.A.	521,881,880	—	—
Outflow of cash and cash equivalents of Arcadia Generación Solar S.A., which left the Group	(1,795,800)		—
Amounts received for the sale of Enel X Way Chile S.p.A.	—	11,358,338	—
Amounts received for the sale of Enel Transmisión Chile S.A.	—	1,228,616,013	—
Amounts received for the sale of Enel X AMPCI Ebus Chile SpA	—	2,001,407	—
Outflow of cash and cash equivalents of Enel Transmisión Chile S.A., which left the Group	—	(7,481,882)	—
Total	520,086,080	1,234,493,876	—

e)	For 2022, the "Collections from the repayment of advances and loans granted to third parties" correspond to cash flow received for the payment of debt that Enel Transmisión Chile owed to Enel Chile, which was made on December 9, 2022. The sale of Enel Transmisión Chile S.A. was completed on the same date (See Notes 2.4.1.i. and 5.3).

f)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2023, 2022, and 2021:

		Short-term loans	Long-term loans	Lease liabilities	Assets held to cover liabilities arising from financing activities	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Opening balance as of January 1, 2023	484,932,624	3,330,899,969	235,685,555	-56,790,534	3,994,727,614
Cash flows from (used in) financing activities	From	335,975,577	680,699,261	—	10,988,015	1,027,662,853
	Used	(848,619,797)	(500,093,222)	(18,418,666)	—	(1,367,131,685)
	Interest paid	(183,857,128)	—	(9,315,780)	—	(193,172,908)
	Total cash flows from financing activities	(696,501,348)	180,606,039	(27,734,446)	10,988,015	(532,641,740)
Movements that do not represent cash flows	Movements in fair value	38,953,566	(37,185,597)	—	(10,718,816)	(8,950,847)
	Foreing exchange differences	31,017,248	144,324,870	10,526,578	3,329,751	189,198,447
	Financial costs (1)	182,314,687	4,729,704	9,688,516	(2,030,672)	194,702,235
	New leases	—	—	47,203,550	—	47,203,550
	Other Movements	685,092,088	(686,016,191)	(7,307,533)	—	(8,231,636)
	Closing balance as of December 31, 2023	725,808,865	2,937,358,794	268,062,220	(55,222,256)	3,876,007,623

	Detail by category
	Payables due to related parties (see Note 10.1. b)	146,577,056	1,034,791,219		—	1,181,368,275
	Interest-bearing loans (See Note 20.1)	542,220,313	1,897,563,167	—	—	2,439,783,480
	Cash flow hedges (See Note 23.2.a)	37,011,496	5,004,408	—	(55,222,256)	(13,206,352)
	Lease liabilities (See Note 21)	—	—	268,062,220		268,062,220
	Closing balance as of December 31, 2023	725,808,865	2,937,358,794	268,062,220	(55,222,256)	3,876,007,623

		Short-term loans	Long-term loans	Lease liabilities	Assets held to cover liabilities arising from financing activities	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Opening balance as of January 1, 2022	881,659,765	3,241,250,805	159,662,077	(36,094,475)	4,246,478,172
Financing Cash Flows	From	1,050,888,015	263,892,100	—	37,803,988	1,352,584,103
	Used	(1,711,034,741)	(37,020,850)	(6,613,399)	—	(1,754,668,990)
	Interest paid	(182,171,676)	—	(4,790,146)	—	(186,961,822)
	Total cash flows from financing activities	(842,318,402)	226,871,250	(11,403,545)	37,803,988	(589,046,709)
Movements that do not represent cash flows	Sales of subsidiaries	—	—	(1,450,648)	—	(1,450,648)
	Movements in fair value	—	(792,940)	—	(23,814,586)	(24,607,526)
	Foreing exchange differences	53,561,223	58,670,485	20,751,687	(34,664,273)	98,319,122
	Financial costs (1)	192,928,894	4,081,277	6,810,965	(21,188)	203,799,948
	New leases	—	—	61,996,854	—	61,996,854
	Other movements	199,101,144	(199,180,908)	(681,835)	—	(761,599)
	Closing balance as of December 31, 2022	484,932,624	3,330,899,969	235,685,555	(56,790,534)	3,994,727,614

	Detail by category
	Payables due to related parties (see Note 10.1. b)	428,466,443	1,147,096,713	—	—	1,575,563,156
	Interest-bearing loans (See Note 20.1)	55,977,988	2,138,411,462	—	—	2,194,389,450
	Cash flow hedges (See Note 23.2.a)	488,193	45,391,794	—	(56,790,534)	(10,910,547)
	Lease liabilities (See Note 21)	—	—	235,685,555	—	235,685,555
	Closing balance as of December 31, 2022	484,932,624	3,330,899,969	235,685,555	(56,790,534)	3,994,727,614

		Short-term loans	Long-term loans	Lease liabilities	Assets held to cover liabilities arising from financing activities	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Opening balance as of January 1, 2021	157,573,676	2,648,032,219	51,865,519	(16,490,690)	2,840,980,724
Financing Cash Flows	From	417,253,000	293,819,500	—	2,154,453	713,226,953
	Used	(33,736,628)	(6,238,340)	(6,060,565)	—	(46,035,533)
	Interest paid	(142,046,785)	—	(844,515)	—	(142,891,300)
	Total cash flows from financing activities	241,469,587	287,581,160	(6,905,080)	2,154,453	524,300,120
Movements that do not represent cash flows	Movements in fair value	(1,923,185)	16,329,103	—	(3,632,092)	10,773,826
	Foreing exchange differences	114,041,146	513,617,504	15,193,796	(18,126,146)	624,726,300
	Finance costs (1)	138,755,531	7,763,806	1,960,901	—	148,480,238
	New leases	—	—	97,937,192	—	97,937,192
	Other movements	231,743,010	(232,072,987)	(390,251)	—	(720,228)
	Opening balance as of December 31, 2021	881,659,765	3,241,250,805	159,662,077	(36,094,475)	4,246,478,172

	Detail by category
	Payables due to related parties (see Note 10.1. b)	799,265,075	1,300,059,097	-	-	2,099,324,172
	Interest-bearing loans (See Note 20.1)	75,182,769	1,868,805,671	-	-	1,943,988,440
	Cash flow hedges (See Note 23.2.a)	7,211,921	72,386,037	-	(36,094,475)	43,503,483
	Lease liabilities (See Note 21)	-	-	159,662,077	-	159,662,077
	Opening balance as of December 31, 2021	881,659,765	3,241,250,805	159,662,077	(36,094,475)	4,246,478,172

(1) Relates to accrual of interest.

7.    OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2023 and 2022 is as follows:

	Current		Non-current
	12-31-2023	12-31-2022	12-31-2023	12-31-2022
Other Financial Assets	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value through other comprehensive income	127,854	127,854	2,326,466	2,326,509
Financial assets measured at amortized cost	9,552,991	156,773	—	—
Hedging derivatives	58,009,661	2,230,787	9,275,919	57,480,749
Non-hedging derivatives	46,128	1,014,802	—	20,382
Total	67,736,634	3,530,216	11,602,385	59,827,640

8.    OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)	Other non-financial assets

The detail of other non-financial assets as of December 31, 2023 and 2022 is as follows:

	Current		Non-Current
Other non-financial assets	12-31-2023	12-31-2022	12-31-2023	12-31-2022
	ThCh$	ThCh$	ThCh$	ThCh$
Value-added tax credit and other taxes	41,702,626	154,017,802	209,515,973	53,771,356
Prepaid expenses	55,689,522	36,206,579	—	—
Guarantee deposits	—	—	14,419,852	10,113,848
Water right credits	—	—	8,399,351	7,289,051
Spare-parts with a consumption schedule of more than 12 months	—	—	3,953,515	3,959,655
Other	3,105,177	2,415,971	2,105,173	3,142,431
Total	100,497,325	192,640,352	238,393,864	78,276,341

b)	Other non-financial liabilities

The detail of other non-financial liabilities as of December 31, 2023 and 2022 is as follows:

	Current		Non-Current
Other non-financial liabilities	12-31-2023	12-31-2022	12-31-2023	12-31-2022
	ThCh$	ThCh$	ThCh$	ThCh$
Value-added tax credit and other taxes	19,661,207	25,584,528	—	—
Deferred revenue from energy sales (1)	13,531,953	—	52,287,807	—
Deferred revenue from other services	6,080,847	4,863,505	—	—
Deferred revenue from splices	417,852	1,050,552	—	—
Deferred revenue from lighting services	481,053	565,680	—	—
Deferred revenue from transfer of networks	1,952,515	225,319	—	—
Reimbursable financial contributions	120,124	—	932,176	1,088,647
Other	189,332	1,032,018	—	—
Total	42,434,883	33,321,602	53,219,983	1,088,647
(1)	Prepaid income related to energy sales contracts.

9.    TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2023 and 2022 is as follows:

	Current		Non-current
Trade and Other Receivables, Gross	12-31-2023	12-31-2022	12-31-2023	12-31-2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	1,526,741,488	1,586,535,818	916,729,235	703,330,626
Trade receivables, gross	1,427,709,524	1,437,903,199	775,262,173	529,584,066
Accounts receivable from finance leases, gross	20,755,542	21,037,785	137,964,743	170,338,861
Other receivables, gross	78,276,422	127,594,834	3,502,319	3,407,699

	Current		Non-current
Trade and Other Receivables, Net	12-31-2023	12-31-2022	12-31-2023	12-31-2022
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	1,449,294,549	1,509,513,355	903,678,141	691,147,645
Trade receivables, net	1,361,832,944	1,372,573,201	763,183,696	518,816,944
Accounts receivable from finance leases, net	20,615,588	20,775,688	136,992,126	168,923,002
Other receivables, net (1)	66,846,017	116,164,466	3,502,319	3,407,699
(1)	The detail of other accounts receivable is as follows:

	Current		Non-current
Other receivables, net (1)	12-31-2023	12-31-2022	12-31-2023	12-31-2022
	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivable from employees	13,898,223	12,929,933	2,131,377	2,779,599
Advances to suppliers and creditors	39,345,695	64,664,538	515,827	511,771
Sale of investment in Sociedad de Inversiones K Cuatro SpA (i)	—	29,681,532	—	—
Other accounts receivable for deposits in transit and others	9,662,938	7,309,261	—	—
Other	3,939,161	1,579,202	855,115	116,329
Total	66,846,017	116,164,466	3,502,319	3,407,699

i.See Note 13.3.b.

a.1) Increase in trade and other receivables:

a.1.i) As of December 31, 2023, the main variation is noted in current trade receivables which decreased by ThCh$10,193,675 compared to December 31, 2022. This variation is explained primarily by the following factors: (i) a decrease of ThCh$290,875,774, resulting from the sale of accounts receivable generated as a result of the application of Law No. 21,472 (see Note 9.a.2.II – detail of sales); (ii) a decrease of ThCh$78,586,370 associated with pending billing adjustments to electricity distribution companies, awaiting the issuance of the corresponding tariff decrees; and (iii) a decrease of ThCh$57,487,743 due to lower accounts receivable derived from the ordinary billing and collection cycle. This was partially offset by an increase of ThCh$416,756,212 generated during the period as a result of the application of the aforementioned Law No. 21,472.

General background:

During the month of January 2022, the limit of US$1,350 million was reached for accounts receivable from regulated customers, as established by Law No. 21,185, which created a Temporary Price Stabilization Mechanism for that segment of customers (see Note 9.a.1.ii). This implied that the mechanism was no longer applied and, as a result, short-term accounts receivable from regulated customers have accumulated since February 2022, reflecting the difference between the theoretical prices based on the conditions established in the contracts with the respective electricity distribution companies and the regulated rates currently applied to the end user’s bill.

On August 2, 2022, Law No. 21,472 was published, which created a price stabilization fund and established a new temporary price stabilization mechanism for regulated customers.

Law No. 21,472 establishes a customer protection mechanism aimed at paying differences resulting between the prices of the respective regulated supply contracts and the stabilized price. These differences will be covered by a temporary fund of US$1,800 million through a new transferable order credit instrument known as a Payment Document, issued monthly by the General Treasury of the Republic to electricity generation companies, denominated in U.S. dollars, adjustable, transferable, with a maximum maturity date of December 2032 and state guarantee. It should be noted that all fund balances generated that are over the US$1,350 million limit under Law No. 21,185, are recognized as part of the mechanism established in Law No. 21,472.

The fund will be financed through an additional fee charged to end users segmented by consumption level, where customers with a monthly consumption of less than 350 kWh will be exempt from such fee, as well as micro and small companies with monthly consumption up to 1,000 kWh. The fund will be managed by the General Treasury, with fiscal contribution of US$20 million per year, effective until December 31, 2032, in addition to the US$15 million contributed in 2022.

Exempt Resolutions Nos. 86 and 334 issued in 2023 establish technical provisions for the implementation of Law No. 21,472, among which the Chilean General Treasury will issue transferable order credit instruments (the “Payment Documents”), allowing the bearer to collect the reimbursement of certain amounts owed arising from the application of Law No. 21,472 and the aforementioned energy price stabilization mechanism, along with interest recognized in the above-mentioned Payment Documents from the General Treasury, on the dates established therein. This makes it possible to settle accounts receivable associated with the implementation of Law No. 21,472.

a.1.ii) In addition, non-current trade receivables increased by ThCh$245,678,107 when compared to the end of December 2022. This increase is mainly due to the application of tariff stabilization mechanisms for regulated customers (Laws Nos. 21,185 and 21,472).

Law No. 21,185 was published on November 2, 2019, by the Ministry of Energy, and creates a Transitory Mechanism to Stabilize Electricity Prices for Customers Subject to Rate Regulation. Pursuant to this law, between July 1, 2019 and December 31, 2020, the prices to be transferred to regulated customers are the price levels defined for the first half of 2019 (Decree 20T/2018) and will be referred to as “Stabilized Price to Regulated Customers” (“PEC” in its Spanish acronym).

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

All billing differences will be recorded in U.S. dollars and will not accrue financial remuneration until December 31, 2025. The balance must be recovered by December 31, 2027.

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

In addition, this resolution established that the payment of balances shall be performed using the U.S. dollar exchange rate observed on the sixth business day following publication of the Coordinator’s Balance Payment Chart, instead of the average U.S. dollar exchange rate during the billing month, as had been established up to that time.

As a result of the abovementioned situations in paragraphs a.1.i) and a.1.ii) and after eliminating transactions between related companies, the accounting effects recorded by the Group are summarized as follows:

-	Classification as current in trade receivables for ThCh$434,804,901 as of December 31, 2023 (ThCh$266,843,088 as of December 31, 2022).
-	Classification as non-current in trade receivables for ThCh$750,565,211 as of December 31, 2023 (ThCh$500,707,110 as of December 31, 2022) and suppliers for energy purchase for ThCh$595,066,548 (ThCh$308,013,985 as of December 31, 2022), see Note 24.
-	Lower energy sales revenue of ThCh$0 as of December 31, 2023 (ThCh$6,706,741 as of December 31, 2022).
-	Lower energy purchase of ThCh$0 as of December 31, 2023 (ThCh$2,088,485 as of December 31, 2022).
-	Higher finance income of ThCh$6,108,432 as of December 31, 2023 (ThCh$7,455,121 and ThCh$4,802,376 as of December 31, 2022 and 2021, respectively). see Note 34.
-	Higher finance costs of ThCh$3,363,744 as of December 31, 2023 (lower costs of ThCh$2,235,708 as of December 31, 2022 and higher finance costs of ThCh$2,409,504 as of December 31, 2021), see Note 34.
-	Net gain from foreign currency translation differences of ThCh$15,627,555 as of December 31, 2023 (ThCh$4,801,364 and ThCh$28,572,116 as of December 31, 2022 and 2021, respectively), due to the dollarization of receivables pending billing, see Note 34.

The aforementioned trade and non-trade concepts, while included in the model to determine impairment losses (see Note 3.g.3), have no greater impact at the close of December 2023 and 2022 due to the nature of these items: invoices not yet issued, invoices not yet due, or past due invoices within normal business ranges.

a.2) Assignment of rights and sale of trade receivables

I.	Distribution Segment
•	On December 28, 2020, Enel Distribución Chile and the Inter-American Investment Corporation entered into a framework agreement by virtue of which Enel Distribución Chile will have the right to assign collection rights from time to time, including a portion of accounts receivable from energy sales to certain customers. As of December 31, 2023, collection rights were assigned for ThCh$508,366,460 (ThCh$390,202,619 as of December 31, 2022 and ThCh$324,134,944 as of December 31 2021). According to the accounting criteria described in note 3.g.6, cash inflows have led to the derecognition of accounts receivable and the recognition of finance costs of ThCh$10,653,582 (ThCh$9,535,442 of December 31, 2022 and ThCh$5,872,765 as of December 31, 2021).

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

On August 14, 2023, Enel Generación Chile S.A. and Enel Green Power Chile S.A. entered into an agreement with the Inter-American Investment Corporation (“IDB Invest”). Under this agreement, they agreed to sell, assign, and transfer to IDB Invest certain Treasury Payment Documents related to Law No. 21.472, for an approximate amount of up to US$606 million for Enel Generación Chile S.A. and US$34.8 million for Enel Green Power Chile S.A.

Detail of sales and disposals:

Sales of Balances

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

-On May 12, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Balances to Chile Electricity PEC SpA for a nominal value of approximately US$48 million (ThCh $38,226,668) and US$3 million (ThCh $2,377,174), respectively.

Sales of Treasury Payment Documents

-On August 30, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Payment Documents to IDB Invest for a nominal value of approximately US$294.8 million (ThCh$246,410,679) and US$17.2 million (ThCh $14,790,498), respectively.

-On October 30, 2023, Enel Generación Chile and Enel Green Power Chile sold and transferred Treasury Payment Documents to IDB Invest with a nominal value of approximately US$ 15.9 million (ThCh $ 14,818,102) and US$1.03 million (ThCh $960,540), respectively.

-On December 28, 2023, Enel Generación Chile and Enel Green Power Chile sold and transferred Treasury Payment Documents to IDB Invest with a nominal value of approximately US$14.7 million (ThCh$ 13,053,271) and US$0.95 million (ThCh$842,684), respectively.

As a result of sales and transfers of Balances and Treasury Payment Documents described above carried out for the year ended December 31, 2023, Enel Generación Chile and Enel Green Power Chile recognized a finance cost of ThCh$7,210,573 and ThCh$446,556, respectively, for the year ended December 31, 2023, (ThCh$12,623,444 and ThCh$1,033,564, respectively, for the year ended December 31, 2022, and ThCh$39,919,437 and ThCh$3,458,695, respectively, for the year ended December 31, 2021).

In addition, in 2023, Enel Generación Chile and Enel Green Power Chile conducted sales of short-term accounts receivable, other than those originating from the application of Laws Nos. 21,185 and 21,472 for a nominal value of ThCh$1,280,073,680 and ThCh$40,417,845, respectively, for the year ended December 31, 2023 (ThCh$955,342,410 and ThCh$21,395,481, respectively, for the year ended December 31, 2022), recognizing a financial cost of ThCh$11,759,416 and ThCh$402,208, respectively (ThCh$8,226,102 and ThCh$208,364, respectively, for the year ended December 31, 2022 and ThCh$682,389 and ThCh$0, respectively, for the year ended December 31, 2021).

The financial cost implications as previously described for the segments of Distribution and Generation, for the year ended December 31, 2023 total ThCh$30,472,335 (ThCh$31,626,916 for the year ended December 31, 2022 and ThCh$49,933,286 for the year ended December 31, 2021) (see Note 34).

a.3) Other

There are no restrictions on the disposal of these types of accounts receivable in a significant amount.

The Group has one customer in the Generation segment whose sales represent 10% or more of its revenue for the years ended December 31, 2023 and 2022:

-	Compañía General de Electricidad S.A.

For amounts, terms and conditions related to accounts receivable due from related parties, refer to Note 10.1.

b)	Financial lease receivables

As of December 31, 2023, and 2022, future collections on financial lease receivables are the following:

	12-31-2023			12-31-2022
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	25,892,541	5,136,999	20,755,542	27,550,419	6,512,634	21,037,785
From one to two years	15,166,099	1,765,693	13,400,406	17,871,553	3,383,443	14,488,110
From two to three years	13,046,179	1,268,723	11,777,456	16,507,313	2,477,022	14,030,291
From three to four years	11,136,437	829,245	10,307,192	14,941,493	1,865,003	13,076,490
From four to five years	8,983,791	274,262	8,709,529	12,640,235	1,314,700	11,325,535
More than five years	109,421,299	15,651,139	93,770,160	135,444,145	18,025,710	117,418,435
Total	183,646,346	24,926,061	158,720,285	224,955,158	33,578,512	191,376,646

The amounts correspond to the performance of public lighting projects, mainly for municipalities, and the fleet of electric buses for public transportation with their respective charging stations.

As of December 31, 2023, financial income from lease debtors reached ThCh$1,657,344 (ThCh$1,782,747 as of December 31, 2022 and ThCh$1,829,631 as of December 31, 2021).

c)	As of December 31, 2023 and 2022, the analysis of past-due, unpaid trade receivables, but for which no impairment losses have been recorded, is detailed as follows:

	As of December 31,
	2023	2022
Trade accounts receivables due and unpaid, but for which no impairment losses have been recorded	ThCh$	ThCh$
Less than three months	93,786,602	195,879,586
Between three and six months	49,053,096	52,964,326
Between six and twelve months	72,489,852	20,180,791
More than twelve months	90,256,399	54,261,319
Total	305,585,949	323,286,022

d)	The movement of impairment loss of trade receivables, determined according to Note 3.g.3, is detailed as follows:

Current and
Non-current
Trade accounts receivables due and unpaid, with impairment losses	ThCh$
Balance as of January 1, 2022	79,785,895
Increases (decreases) for the year	22,025,354
Amounts written off	(10,915,012)
Increases (decreases) in foreign currency translation differences	(1,334)
Decreases to be classified as held for sale (1)	(1,689,459)
Balance as of December 31, 2022	89,205,444
Increases (decreases) of the year (2)	10,773,445
Amounts written off	(9,460,991)
Increases (decreases) in foreign currency translation differences	1,801
Other	(21,666)
Balance as of December 31, 2023	90,498,033
(1)	See Note 5.3.
(2)	In 2023 impairment losses on trade receivables amounted to ThCh$10,773,445, representing a decrease of 48.91% compared to the previous year (see Note 31). This decrease is primarily from the higher recovery of accounts receivable from residential customers of Enel Distribución Chile and Enel Colina.

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

10.1 Balances and transactions with related parties

The balances of accounts receivable and payable as of December 31, 2023 and 2022 are as follows:

a)	Receivables from related parties

						Current		Non-current
Taxpayer ID No.	Company	Country	Relationship	Currency	Transaction Description	12-31-2023	12-31-2022	12-31-2023	12-31-2022
						ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	US$	Other Services	247,437	184,318	—	—
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	US$	IT Services	1,670,459	1,619,319	—	—
Foreign	Enel Generacion Costanera S.A.	Argentina	Common Immediate Parent	US$	Engineering Services	—	187,436	—	—
Foreign	Enel Generacion El Chocón S.A.	Argentina	Common Immediate Parent	US$	Engineering Services	14,748	14,390	—	—
Foreign	Enel Green Power Argentina S.A.	Argentina	Common Immediate Parent	US$	Other Services	—	322,890	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	CLP	Other Services	—	222,193	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Engineering Services	15,555	15,178	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Other Services	1,859,584	1,451,125	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	IT Services	767,621	881,246	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Other Services	147,491	158,018	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	US$	Other Services	—	188,236	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Technical Services	1,133,921	389,126	—	—
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Common Immediate Parent	US$	Other Services	67,307	67,658	—	—
77.157.781-4	Enel X AMPCI L1 Holdings SpA	Chile	Associated	US$	Technical Services	—	—	—	—
77.157.783-0	Enel X AMPCI L1 SpA	Chile	Associated	US$	Technical Services	—	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Technical Services	521,628	267,241	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	IT Services	—	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Other Services	2,100,090	974,759	—	—
76.802.924-3	Energía y Servicios South America Spa	Chile	Common Immediate Parent	CLP	Technical Services	—	232,786	—	—
76.802.924-3	Energía y Servicios South America Spa	Chile	Common Immediate Parent	US$	Other Services	—	—	—	—
76.802.924-3	Energía y Servicios South America Spa	Chile	Common Immediate Parent	CLP	Other Services	—	154,180	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associated	US$	Gas Purchase Advance	3,988,333	8,623,438	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	IT Services	—	122,891	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Engineering Services	1,447,752	1,627,025	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Other Services	55,113	89,269	—	—
Foreign	Endesa Energía	Spain	Common Immediate Parent	EUR	Gas Sales	—	31,754,264	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other Services	12,748	28,514	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Engineering Services	—	51,516	—	—
Foreign	Enel North America Inc	United States	Common Immediate Parent	CLP	Other Services	224,177	158,958	—	—
Foreign	Enel North America Inc	United States	Common Immediate Parent	US$	Other Services	—	63,594	—	—
Foreign	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	EUR	Technical Services	—	1,726,897	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Other Services	492,226	464,774	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Commodity derivatives	23,737,063	195,403,892	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Engineering Services	615,499	123,427	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	US$	Engineering Services	—	474,458	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Technical Services	1,828,895	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Other Services	672,349	2,188	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	CLP	Other Services	—	230,975	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	US$	Other Services	—	428,285	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Other Services	561,521	530,205	—	—
Foreign	Enel Innovation Hubs Srl	Italy	Common Immediate Parent	EUR	IT Services	111,271	—	—	—
Foreign	Enel Italia SrL.	Italy	Common Immediate Parent	EUR	Other Services	1,438,058	776,929	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other Services	278,448	262,931	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other Services	1,020,093	845,251	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other Services	54,443	51,406	—	—
Foreign	Enel Green Power Morocco	Morocco	Common Immediate Parent	EUR	Other Services	580,915	456,512	—	—
Foreign	Chinango S.A.C.	Peru	Common Immediate Parent	US$	Engineering Services	18,970	18,511	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	US$	IT Services	242,125	334,125	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	CLP	Other Services	—	71,534	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	US$	Engineering Services	3,298,013	1,228,039	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	US$	Other Services	215,021	605,760	—	—
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	US$	Engineering Services	8,199	78,511	—	—
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	US$	Engineering Services	—	1,364,051	—	—
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	US$	Other Services	—	4,450	—	—
Foreign	Energetica Monzon S.A.C.	Peru	Common Immediate Parent	US$	Engineering Services	804,311	784,712	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Other Services	22,741	—	—	—
Foreign	Proyectos y Soluciones Renovables S.A.C.	Peru	Common Immediate Parent	US$	Other Services	—	151,213	—	—
		Total				50,274,125	256,268,604	—	—

b)	Accounts payable to related parties

Taxpayer						Current		Non-current
ID No.	Company	Country	Relationship	Currency	Transaction Description	12-31-2023	12-31-2022	12-31-2023	12-31-2022
						ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Enel Generacion Costanera S.A.	Argentina	Common Immediate Parent	US$	Purchase of materials	—	6,780	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	IT Services	85,066	83,004	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	Other Services	18,532	18,083	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Other Services	99,449	33,026	—	—
Foreign	Enel X Brasil Gerenciamento de Energia Ltda	Brazil	Common Immediate Parent	US$	IT Services	10,889	1,057	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Other Services	725,547	179,409	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	US$	Other Services	211,676	-	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Other Services	3,504,042	3,891,398	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	IT Services	2,237,282	528,182	—	—
76.802.924-3	Energía y Servicios South America Spa	Chile	Common Immediate Parent	CLP	Other Services	-	285,648	—	—
76.802.924-3	Energía y Servicios South America Spa	Chile	Common Immediate Parent	US$	Other Services	-	197,933	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associated	US$	Gas Purchase	13,109,107	18,616,494	—	—
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Common Immediate Parent	US$	Other Services	845,605	492,612	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Other Services	86,671	35,836	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other Services	31,005	29,270	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Coal purchase	520,938	508,311	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Other Services	171,500	88,636	—	—
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	EUR	Other Services	713,663	658,207	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	IT Services	22,016	656,798	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	Other Services	323,962	88,171	—	—
Foreign	Enel Green Power North America Inc	United Sates	Common Immediate Parent	US$	Other Services	451,430	440,402	—	—
Foreign	Enel Green Power North America Inc	United Sates	Common Immediate Parent	US$	Technical Services	220,579	—	—	—
Foreign	Enel Finance International NV (*)	Netherlands	Common Immediate Parent	US$	Loan payable	146,577,056	428,466,443	1,034,791,219	1,147,096,713
Foreign	Cesi S.p.A.	Italy	Common Immediate Parent	EUR	Engineering Services	114,153	71,579	—	—
Foreign	Enel Energía	Italy	Common Immediate Parent	EUR	Other Services	-	552,771	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Technical Services	1,973,905	1,327,547	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	IT Services	7,773,093	9,025,183	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Other Services	238,209	70,811	—	—
Foreign	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	EUR	Technical Services	-	8,123,201	—	—
Foreign	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	EUR	IT Services	-	1,329,550	—	—
Foreign	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	EUR	Engineering Services	-	215,601	—	—
Foreign	Enel Global Thermal Generation S.r.l.	Italy	Common Immediate Parent	EUR	Other Services	—	1,298,786	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Other Services	538,142	819,835	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Engineering Services	26,463	24,982	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Commodity derivatives	29,915,452	74,001,856	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Technical Services	5,084,420	8,739,608	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	IT Services	642,625	534,305	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	EUR	Engineering Services	653,225	-	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	CLP	Other Services	245,139	273,636	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Technical Services	31,310,148	35,965,138	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Engineering Services	16,707,060	21,467,585	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Other Services	6,259,507	16,387,650	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	IT Services	7,680,812	6,528,805	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Other Services	325,943	325,189	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	IT Services	16,688,192	14,243,095	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Technical Services	8,393,271	5,453,612	—	—
Foreign	Enel Italia S.p.A	Italy	Common Immediate Parent	EUR	IT Services	714,721	1,113,099	—	—
Foreign	Enel Italia S.p.A	Italy	Common Immediate Parent	EUR	Other Services	1,919,621	1,552,756	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other Services	113,349	990,303	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Engineering Services	1,471,152	1,678,743	—	—
Foreign	Enel S.p.A.	Italy	Parent	CLP	Dividends	123,046,700	229,338,163	—	—
Foreign	Enel S.p.A.	Italy	Parent	US$	Dividends	1,988	1,939	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Technical Services	6,259,685	10,947,000	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	IT Services	2,924,035	3,485,259	-	-
Foreign	Enel S.p.A.	Italy	Parent	EUR	Dividends	—	14,369,214	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other Services	3,594,734	5,708,090	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Financial Guarantee Service	1,194,512	202,442	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other Services	113,027	121,786	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	IT Services	434,851	935,155	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Technical Services	14,627,961	12,779,052	—	—
Foreign	Gridspertise s.r.l.	Italy	Common Immediate Parent	EUR	IT Services	1,626,356	1,189,548	—	—
		Total				462,578,466	946,498,574	1,034,791,219	1,147,096,713

(*) See Note 10.1.d below.

c)	Significant transactions and effects on profit or loss:

The significant transactions with related companies that are not consolidated are as follows:

					For the years ended December 31,
Taxpayer ID No.	Company	Country	Relationship	Transaction Description	2023	2022	2021
					ThCh$	ThCh$	ThCh$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Gas Sales	22,404,257	180,214,107	—
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Fuel Consumption	(2,702,995)	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Provision of administration services and other	8,356,103	7,859,162	5,632,424
76.418.940-K	GNL Chile S.A.	Chile	Associated	Gas consumption	(214,830,783)	(443,243,955)	(314,415,258)
76.418.940-K	GNL Chile S.A.	Chile	Associated	Gas Sales	6,588,337	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	Technical Services	(4,857,322)	(3,545,918)	(5,284,971)
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	IT Services	(2,014,876)	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	IT Services	(3,274,480)	(1,254,045)	(2,230,293)
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	Technical Services	(3,483,451)	(2,260,739)	—
Foreign	Enel S.p.A.	Italy	Parent	Technical Services	(3,965,495)	(2,340,510)	(5,305,537)
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Commodity derivatives	156,461,363	36,940,008	35,815,215
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Gas Sales	—	166,792,281	—
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Gas Purchase	—	—	(2,618,484)
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Technical Services	(1,477,536)	(1,492,743)	(2,227,749)
Foreign	Enel Finance International NV	Netherlands	Common Immediate Parent	Financial expenses	(56,576,882)	(72,578,171)	(42,040,047)
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Technical Services	(12,774,436)	(6,136,692)	(7,861,111)
Foreign	Gridspertise S.r.L.	Italy	Common Immediate Parent	Purchase of materials	(2,867,907)	—	—

The transactions detailed in the preceding table correspond to all those that exceed ThCh$2,000,000, by counterparty and nature of the transactions.

d)	Future undiscounted debt flows

The estimates of undiscounted cash flows for loans payable as of December 31, 2023 and 2022 are shown below:

					12-31-2023
					Maturity			Maturity
Taxpayer ID No.	Company	Country	Currency	Nominal Interest	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Enel Finance International NV	Netherlands	US$	2.89%	8,618,400	166,324,092	174,942,492	170,807,846	166,767,908	162,727,969	18,458,990	642,976,471	1,161,739,184
				Total	8,618,400	166,324,092	174,942,492	170,807,846	166,767,908	162,727,969	18,458,990	642,976,471	1,161,739,184

					12-31-2022
					Maturity			Maturity
Taxpayer ID No.	Company	Country	Currency	Nominal Interest	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Foreign	Enel Finance International NV	Netherlands	US$	3.30%	257,881,985	197,800,418	455,682,403	170,731,408	166,699,893	162,668,379	158,636,864	644,908,410	1,303,644,954
				Total	257,881,985	197,800,418	455,682,403	170,731,408	166,699,893	162,668,379	158,636,864	644,908,410	1,303,644,954

e)	Significant transaction
i.	In June 2019, Enel Chile entered into a revolving credit facility with Enel Finance International N.V. in US$ for a total of US$50 million, at a LIBOR 1M, 3M or 6M variable rate plus a margin of 0.90%, with monthly, quarterly or semiannual interest payments, and a maturity date of June 24, 2024. During the availability period, Enel Chile will pay an annual availability commission equivalent to 0.25% the undrawn amount. This revolving credit facility is unsecured, and the principal and accumulated interest or other cost subject to agreement may be repaid early, in part or in full. Enel Chile may require renewal of a withdrawal, by sending a letter at least five business days prior to the due date of the obligation. In June 2023, the Enel Chile Group successfully completed the Libor-SOFR transition of 100% of its financial and derivative contracts, in line with market standards. According to this change, the interest rate is SOFR + margin (0.9%) + adjustment spread 1M (0.11448%), 3M (0.26161%) and 6M (0.42826%). On April 20, 2023, this line was fully drawn for a 3M period maturing on July 20, 2023. Because of its revolving nature, the decision to renew or repay the line will be made upon maturity and cannot extend beyond the line's maturity date. On November 13, 2023, a prepayment was made of the full amount of the line of US$50 million. As of December 31, 2023, the revolving credit facility is 100% available.

ii.	On January 3, 2020, Enel Finance International NV granted a loan in US$ to Enel Chile for up to US$200 million, with a fixed interest rate of 2.60%, with the payment of interest every six months and a maturity date of July 3, 2023. The loan obtained by Enel Chile is unsecured, corresponds to a bullet loan, and the principal and interest may be repaid early, in part or in full, without any penalty other than the breakage costs, by sending to Enel Finance International NV a request for early repayment. The debt balance as of December 31, 2022 was US$200 million equivalent to ThCh$171,172,000. On July 3, 2023, US$200 million was repaid according to the scheduled maturity of the loan.
iii.	On March 11, 2020, Enel Finance International NV granted a loan in US$ to Enel Chile for up to US$400 million, with a fixed interest rate of 3.30%, with the payment of interest every six months and a maturity date of March 11, 2030. The loan obtained by Enel Chile is unsecured, corresponds to a bullet loan, and the principal and interest may be repaid early, in part or in full, without any penalty other than the breakage costs, by sending to Enel Finance International NV a request for early repayment. The debt balance as of December 31, 2023 was US$400 million equivalent to ThCh$358,240,000 (US$400 million equivalent to ThCh$342,344,000 as of December 31, 2022). The accrued interest as of December 31, 2023 amounted to ThCh$3,569,878 (ThCh$3,546,113 as of December 31, 2022).
iv.	On April 1, 2021, Enel Chile entered into an SDG-Linked loan of US$300 million from Enel Finance International N.V. This loan has a fixed interest rate of 2.50% (which is subject to compliance with a reduction of greenhouse gas emissions (CO2) by December 2023), semi-annual payments and matures on April 1, 2031. It is a bullet loan that has no guarantees and may be partially or totally prepaid in advance (principal and interest) without any penalty other than the breakage costs; by submitting a prepayment request to Enel Finance International NV. As of December 31, 2023, the debt balance amounts to US$300 million equivalent to ThCh$263,136,000 (US$300 million equivalent to ThCh$256,758,000 as of December 31, 2022). As of December 31, 2023, accrued interest amounted to ThCh$1,699,420 (ThCh$1,640,398 as of December 31, 2022).
v.	On April 1, 2021, Enel Chile S.A. entered into an SDG-Linked revolving committed credit facility from Enel Finance International N.V. for US$290 million. This credit facility has a variable interest rate of LIBOR 1M, 3M or 6M + 1.00% spread, which is indexed to compliance with a reduction of greenhouse gas emissions to December 2023, with monthly, quarterly, or semi-annual interest payments and maturing on April 1, 2026. During the effective period of the credit facility, Enel Chile S.A. will pay an annual availability commission equal to 0.35% of the margin on the undrawn amount. This revolving credit facility has no guarantees and can be partially or totally prepaid in advance (principal and interest) along with any other costs under the agreement. Enel Chile S.A. has the right to renew a draw by sending a letter five (5) business days before expiration of the obligation. In June 2023, the Enel Chile Group successfully completed the Libor-SOFR transition of 100% of its financial and derivative contracts, in line with market standards. According to this change, the interest rate is SOFR + margin (1.0%) + adjustment spread 1M (0.11448%), 3M (0.26161%) and 6M (0.42826%). On April 26, 2023, this credit line was fully drawn for a period of 3 months, maturing on July 26, 2023. Because of its revolving nature, the decision to renew or repay the line will be made upon maturity and cannot extend beyond the line’s maturity date. On October 25, 2023, a prepayment of the full amount of the line of US$290 million was made. As of December 31, 2023, the credit line is 100% available (see Note 41.ii, iv and v).
vi.	On June 30, 2021, the debt previously held by Enel Green Power S.A. was transferred to Enel Chile (see the next paragraph) under the following conditions: the debt has been refinanced by Enel Finance International N.V. for US$644 million, at a fixed interest rate of 2.82% per annum, with semi-annual interest payment (beginning on June 30, 2024) maturing on December 31, 2027. This debt can be voluntarily prepaid, including breakage costs. As of December 31, 2023 the balance of the debt amounts to US$644 million equivalent to ThCh$565,191,044 (US$644 million equivalent to ThCh$551,491,708 as of December 31, 2022). As of December 31, 2023, this debt does not have any accrued interest because it was fully paid on December 30, 2023.

vii.	On September 30, 2021, Enel Chile S.A. entered into an SDG-Linked revolving committed credit facility from Enel Finance International N.V. for US$200 million. This credit line has a variable interest rate of LIBOR 1M, 3M or 6M + 1.15% margin (structured so that the interest rate relates to compliance with a reduction in the ratio of greenhouse effect gas emissions by December 2023), with monthly, quarterly, or semi-annual interest payments, and matures on September 30, 2025. During the effective period of the credit facility, Enel Chile S.A. will pay an annual availability commission equal to 30.0% of the margin on the undrawn amount. This revolving credit facility has no guarantees and can be partially or fully prepaid (principal and interest) along with any other costs under the agreement. Enel Chile S.A. has the right to a renew draw by sending a letter five (5) business days before the obligation expires. In June 2023, the Enel Chile Group successfully completed the Libor-SOFR transition of 100% of its financial and derivative contracts, in line with market standards. According to this change, the interest rate is SOFR + margin (1.15%) + adjustment spread 1M (0.11448%), 3M (0.26161%) and 6M (0.42826%). On May 16, 2023, this credit line was fully drawn for a period of 3 months, maturing on August 16, 2023. Because of its revolving nature, the decision to renew or repay the line will be made at maturity and cannot extend beyond the line's maturity date. As of November 13, 2023, a prepayment of the full amount of the line of US$200 million was made. As of December 31, 2023, the credit line is 100% available (see Note 41.vi).
viii.	On May 31, 2023, Enel Chile S.A. entered into a committed revolving credit line with Enel Finance International N.V. in US dollars for a total of US$100 million, at a variable interest rate of Term SOFR 1M, 3M, or 6M plus a margin of 1.25%, with monthly, quarterly, or semi-annual interest payment, and draws can be made for periods of 1, 3, or 6 months, renewable until the final maturity on May 31, 2024. During the availability period, Enel Chile S.A. will pay an annual availability commission equivalent to 30% of the margin over the non-drawn amount. This revolving line of credit is unsecured, and the principal and accumulated interest or other cost subject to agreement may be prepaid, in part or in whole. Enel Chile S.A. may require renewal of a draw, by letter sent five (5) business days prior to the due date of the obligation. On July 3, 2023, this credit line was fully drawn for a period of one month, maturing on August 3, 2023, and at such date it was renewed for one month, with a new maturity date of September 1, 2023, and was fully repaid at maturity. As of December 31, 2023, this credit line is 100% available.
ix.	On June 30, 2023, Enel Chile S.A. formalized a committed revolving credit line with Enel Finance International N.V. in US dollars for a total of US$320 million, at a variable interest rate Term SOFR 1M or 3M plus a margin of 0.75%, with monthly or quarterly interest payment, and withdrawals can be made at 1M or 3M renewable until the final maturity on September 30, 2023. During the availability period, Enel Chile S.A. will pay an annual availability commission equivalent to 35% of the margin over the non-withdrawn amount. Enel Chile S.A. may require renewal of a withdrawal, by letter sent 5 (five) business days prior to the due date of the obligation. On July 3, 2023, this credit line was fully drawn for a period of one month, maturing on August 3, 2023, and at such date it was renewed for 1 month, with a new maturity date of September 1, 2023, and was repaid in full. On September 19, 2023 this credit line was closed early, and as such, as of December 31, 2023, this line is not available.

10.2 Board of directors and key management personnel

Enel Chile is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors in office as of December 31, 2023, was elected at the Ordinary Shareholders’ Meeting held on April 28, 2021, and comprises the following people:

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

Directors’ Committee:

Each member will be paid monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

-	UF 72 as a fixed monthly fee, in any event, and
-	UF 26.4 as a per diem for each Board meeting attended, all with a maximum of 16 meetings in total, whether ordinary or extraordinary, within the corresponding year.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the period of December 31, 2023, 2022 and 2021:

				December 31, 2023
Taxpayer ID No.	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	January -December 2023	260,904	-	-
4.461.192-9	Fernán Gazmuri Plaza	Director	January -December 2023	130,452	-	42,531
4.774.797-K	Pablo Cabrera Gaete	Director	January -December 2023	130,452	-	42,531
5.545.086-2	Luis Gonzalo Palacios Vasquez	Director	January -December 2023	130,452	-	42,531
Foreign	Monica Girardi	Director	January -December 2023	-	-	-
Foreign	Isabella Alessio	Director	January -December 2023	-	-	-
Foreign	Salvatore Bernabei	Director	January -December 2023	-	-	-
			TOTAL	652,260	-	127,593

				December 31, 2022
Taxpayer ID No.	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.99204	Herman Chadwick Piñera	Chairman	January 0December 2022	250,419	-	-
4.461.19209	Fernan Gazmuri Plaza	Director	January 0December 2022	125,209	-	41,688
4.774.7970K	Pablo Cabrera Gaete	Director	January 0December 2022	125,209	-	41,688
5.545.08602	Luis Gonzalo Palacios Vasquez	Director	January 0December 2022	125,209	-	41,688
Foreign	Monica Girardi	Director	January 0December 2022	-	-	-
Foreign	Isabella Alessio	Director	January 0December 2022	-	-	-
Foreign	Salvatore Bernabei	Director	January 0December 2022	-	-	-
			TOTAL	626,046	-	125,064

				December 31, 2021
Taxpayer ID No.	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.99204	Herman Chadwick Piñera	Chairman	January 0December 2021	216,204	-	-
Foreign	Giulio Fazio	Director	January 0March 2021	-	-	-
4.461.19209	Fernan Gazmuri Plaza	Director	January 0December 2021	105,796	-	34,466
4.774.7970K	Pablo Cabrera Gaete	Director	January 0December 2021	108,102	-	36,028
5.672.44403	Juan Gerardo Jofré Miranda	Director	January 0March 2021	25,910	-	8,637
5.545.08602	Luis Gonzalo Palacios Vasquez	Director	April 0December 2021	76,460	-	25,481
Foreign	Monica Girardi	Director	April 0December 2021	-	-	-
Foreign	Isabella Alessio	Director	April 0December 2021	-	-	-
Foreign	Daniele Caprini	Director	January 0March 2021	-	-	-
Foreign	Salvatore Bernabei	Director	January 0December 2021	-	-	-
			TOTAL	532,472	-	104,612

10.3 Compensation of key management personnel

Enel Chile’s key management personnel as of December 31, 2023 is comprised of the following people:

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreign	Fabrizio Barderi (1) (2)	Chief Executive Officer
Foreign	Giuseppe Turchiarelli (3)	Administration Finance and Control Officer
13.903.626-3	Liliana Schnaidt Hagedorn	Human Resources and Organization Manager
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary to the Board
16.261.687-0	Juan Francisco Díaz Valenzuela (4)	Internal Audit Manager
27.965.892-2	Montserrat Palomar Quilez (5)	Sustainability and Relationship Manager
(1)	On March 1, 2022, Mr. Fabrizio Barderi was appointed Chief Executive Officer, replacing Mr. Paolo Palloti.
(2)	On January 25, 2024, Mr. Fabrizio Barderi has submitted his resignation as CEO of the company, effective March 1, 2024.
(3)	On March 1, 2024, in addition to this role as CFO, Mr. Turchiarelli assumed the role of CEO on an interim basis. On April 29, 2024, Mr. Turchiarelli was named CEO on a permanent basis and CFO on an interim basis (see Note 41.xii).

(4)	On February 1, 2022, Mr. Juan Francisco Díaz Valenzuela was appointed Internal Audit Manager, replacing Mr. Eugenio Belinchon Gueto.
(5)	On April 1, 2024 Pedro Urzúa Frei assumed the role of External Relations and Sustainability Chile Officer, replacing Montserrat Palomar Quilez.

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

Compensation received by key management personnel are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	ThCh$	ThCh$	ThCh$
Remuneration	2,455,831	2,241,508	2,060,928
Short-term benefits for employees	345,548	261,306	260,400
Other long-term benefits	394,570	143,969	38,713
Total	3,195,949	2,646,783	2,360,041

a)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

10.5 Compensation plans linked to share price

There are no payment plans granted to the Directors or key Management personnel based on the share price of the Enel Chile common stock.

10.6 Restricted stock unit program

In 2022, under an established restricted stock unit (“RSU”) program that was implemented for that year only, certain key personnel of Enel Chile received a one-time issuance of Enel S.p.A. shares for the corresponding RSU award. These shares were not issued on a discretionary basis, but were automatically issued upon vesting of the RSUs on a pre-established date once certain performance-based vesting conditions were met. The cost of the RSU program is subject to an outstanding recharge agreement; accordingly, such cost has been borne by Enel Chile. This agreement establishes that all fixed and variable remuneration of certain expatriate executives (whether in cash or in kind) is paid by the company to which the expatriate executive provides services. The cost of the program amounted to ThCh$27,395, which is included in the item Payroll expenses for 2022.

11.  INVENTORIES

The detail of inventories as of December 31, 2023 and 2022, is as follows:

	As of December 31,
	2023	2022
	ThCh$	ThCh$
Supplies for Production	13,856,303	18,678,262
Gas	1,852,864	7,050,658
Oil	12,003,439	11,627,604
Supplies for projects and spare parts	37,093,505	30,215,221
Electrical materials	7,812,071	29,022,610
Total	58,761,879	77,916,093

There are no inventories acting as security for liabilities.

For the years ended December 31, 2023, 2022 and 2021, raw materials and inputs recognized as fuel cost amount to ThCh$536,292,557, ThCh$587,063,837 and ThCh$374,868,794, respectively. See Note 29.

During 2022, impairment adjustments were recorded on coal and diesel oil stocks amounting to ThCh$51,213,588, related to the discontinuation of the Bocamina II plant. For the same reason, during 2021, an impairment was recorded on coal and diesel oil stocks amounting to ThCh$46,572,145. For more information, see Notes 16.c.iv and 29.

12.   CURRENT TAX ASSETS AND LIABILITIES

a)	The detail of current tax receivables as of December 31, 2023 and 2022, are as follows:

	As of December 31,
	2023	2022
Tax Receivables	ThCh$	ThCh$
Advance income tax payments	13,518,958	42,504,237
Credit for adsorbed tax profits	67,222,361	77,515,647
Tax credit for training expenses	374,138	538,483
Total	81,115,457	120,558,367
b)	The detail of current tax payables as of December 31, 2023 and 2022, are as follows:

	As of December 31,
	2023	2022
Current tax liabilities	ThCh$	ThCh$
Income tax	160,107,212	334,336,370
Total	160,107,212	334,336,370

13.   INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

13.1. Investments accounted for using the equity method

The detail of the Group’s investees accounted for using the equity method and the movements for December 31, 2023 and 2022:

								Share of		Foreign	Other	Other	Balance as		Balance as
						Balance as of		Profit	Dividends	Currency	Comprehensive	Increase	of	Negative	of
Taxpayer ID					Ownership	1-1-2023	Additions	(Loss)	Declared	Translation	Income	(Decrease)	12-31-2023	Equity	12-31-2023
Number	Associates and Joint Ventures	Relationship	Country	Currency	Percentage	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Provision	ThCh$
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	12,404,147	-	6,688,098	-	576,392	-	-	19,668,637	-	19,668,637
76.014.570-K	Enel Argentina S.A.	Associate	Argentina	Argentine Peso	0.08%	388,328	-	60,300	(68,676)	(252,284)	-	155,694	283,362	-	283,362
76.364.085-K	Energías Marina SpA	Associate	Chile	Chilean Peso	25.00%	-	98,222	61,702	-	(1,428)	-	(99,637)	58,859	-	58,859
77.374.847-0	HIF H2 SpA (1)	Joint venture	Chile	U.S. dollar	50.00%	-	-	(7,142)	-	(412)	-	-	(7,554)	7,554	-
77.569.067-4	Enel X Way Chile S.p.A.	Associate	Chile	Chilean Peso	49.00%	4,960,303	1,470,000	(1,100,870)	-	-	13,494	-	5,342,927	-	5,342,927
77.230.801-9					TOTAL	17,752,778	1,568,222	5,702,088	(68,676)	322,268	13,494	56,057	25,346,231	7,554	25,353,785

								Share of		Foreign	Other	Other	Balance as	Negative	Balance as
						Balance as of		Profit	Dividends	Currency	Comprehensive	Increase	of	Equity	of
Taxpayer ID					Ownership	1-1-2022	Additions	(Loss)	Declared	Translation	Income	(Decrease)	12-31-2022	Provision	12-31-2022
Number	Associates and Joint Ventures	Relationship	Country	Currency	'Percentage	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	5,706,636	—	6,846,528	—	(149,017)	—	—	12,404,147	—	12,404,147
76.014.570-K	Enel Argentina S.A.	Associate	Argentina	Argentine Peso	0.08%	387,135	—	(22,337)	(42,758)	(144,639)	—	210,927	388,328	—	388,328
76.364.085-K	Energías Marina SpA	Associate	Chile	Chilean Peso	25.00%	—	16,493	(59,317)	—	—	—	—	(42,824)	42,824	—
77.157.779-2	Enel X AMPCI Ebus Chile SpA	Associate	Chile	U.S. dollar	20.00%	3,828,885	—	(29,621)	(384,087)	(67,686)	1,033,236	(4,380,727)	—	—	—
77.374.847-0	HIF H2 SpA (1)	Joint venture	Chile	U.S. dollar	50.00%	1,277	2,744,259	(2,750,793)	—	146	—	—	(5,111)	5,111	—
77.230.801-9	Sociedad de Inversiones K Cuatro SpA (2)	Joint venture	Chile	Chilean Peso	50.00%	—	29,352,972	(266,328)	—	—	—	(29,086,644)	—	—	—
77.371.406-1	Suministradora de Buses K Cuatro SPA (2)	Joint venture	Chile	Chilean Peso	0.50%	—	296,809	(3,259)	—	—	—	(293,550)	—	—	—
77.569.067-4	Enel X Way Chile S.p.A.	Associate	Chile	Chilean Peso	49.00%	—	6,196,475	(433,632)	—	—	9,949	(812,489)	4,960,303	—	4,960,303
					TOTAL	9,923,933	38,607,008	3,281,241	(426,845)	(361,196)	1,043,185	(34,362,483)	17,704,843	47,935	17,752,778
(1)See Note 13.3.a).
(2)See Note 13.3.b).

13.2. Additional financial information on investments in associates

Financial information as of December 31, 2023 and 2022 of the main companies in which the Group exercises significant influence is detailed below:

	As of December 31, 2023
	Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Investments with Significant Influence	Ownership %	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	144,820,356	1,776,749,121	251,678,137	1,610,885,427	1,042,145,056	20,064,295	1,729,184	21,793,479
Enel X Way Chile S.p.A.	49.00%	14,966,228	3,393,337	7,094,389	361,244	9,082,236	(2,246,673)	27,539	(2,219,134)

	As of December 31, 2022
	Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Investments with Significant Influence	Ownership %	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	168,628,712	1,732,116,130	258,607,318	1,604,925,084	1,342,760,054	20,539,585	(447,055)	20,092,530
Enel X AMPCI Ebus Chile SpA	20.00%	—	—	—	—	—	(148,103)	4,827,752	4,679,649
Enel X Way Chile S.p.A.	49.00%	15,891,445	2,214,410	7,578,722	404,066	4,239,501	(884,964)	20,305	(864,659)

None of the Company’s associates have issued price quotations.

13.3. Joint ventures

The detail of the Group’s statements of financial position and statements of income of joint ventures for December 31, 2023 and 2022 are as follows:

a)	HIF H2 SpA.:

	HIF H2 SpA
% Ownership	50.0%	50.0%
	12-31-2023	12-31-2022
	ThCh$	ThCh$
Total current assets	2,620	2,556
Total current liabilities	27,945	12,779
Cash and cash equivalents	2,620	2,556

Other fixed operating expenses	(14,278)	(5,501,586)
Profit (Loss)	(14,278)	(5,501,586)
Comprehensive income	(14,278)	(5,501,586)

b)	Sociedad de Inversiones K Cuatro SpA:

Sociedad de Inversiones
K Cuatro SpA
% Ownership	50.0%
12-06-2022
ThCh$
Total current assets	237,410
Total non-current assets	59,474,494
Total current liabilities	1,927
Total non-current liabilities	886,326
Cash and cash equivalents	1,557

Other fixed operating expenses	(600,822)
Financial costs	(129)
Foreign currency exchange gains (losses)	58,279
Income per adjustment units	3,497
Profit (loss)	(539,175)
Comprehensive income	(539,175)

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

On June 30, 2023, Enel X Chile received a payment of ThCh$14,821,848, which represents 50% of the total sales amount. As of December 22, 2023, Enel X Chile received a payment of ThCh$14,840,706, for the remaining 50% of the total sales amount.

c)	Transmisora Eléctrica de Quillota Ltda:

Transmisora Eléctrica
de Quillota Ltda.
% Ownership	50.0%
12-31-2021
ThCh$
Total current assets	—
Total non-current assets	—
Total current liabilities	—
Total non-current liabilities	—
Cash and cash equivalents	—

Revenues	896,616
Other fixed operating expenses	(239,154)
Depreciation and amortization expense	(824,314)
Other Income	25,735
Interest income	61,769
Income tax expense	(505,710)
Profit (loss)	(585,058)
Comprehensive income	(585,058)

On December 30, 2021, the Company sold its 50% equity interest in Transmisora Eléctrica de Quillota Ltda. (see Note 2.6.ii) for US$13,862,707, equivalent to ThCh$11,786,767, resulting in a profit of ThCh$9,968,845. During the first quarter of 2023, Enel Chile recorded an additional gain of ThCh$1,833,289 related to the sale of Transmisora Eléctrica de Quillota Ltda. resulting from the adjustmemnt of tariffs prior to its sale (see Note 33).

There are no significant commitments and contingencies, or restrictions to the availability of funds in associated companies and joint ventures.

14.  INTANGIBLE ASSETS OTHER THAN GOODWILL

The balances of this caption as of December 31, 2023 and 2022, are presented below:

	As of December 31,
	2023	2022
Classes of Intangible Assets, Gross	ThCh$	ThCh$
Intangible Assets, Gross	356,981,391	334,904,014
Easements and water rights	13,474,625	13,227,138
Concessions	72,236,123	78,027,417
Patents, registered trademarks and other rights	1,694,467	1,654,706
Software licenses	259,686,688	232,572,572
Other Identifiable Intangible Assets	9,594,568	9,422,181
Contract costs	294,920	—

	As of December 31,
	2023	2022
Classes of Intangible Assets, Amortization and Impairment	ThCh$	ThCh$
Accumulated Amortization and Impairment, Total	(161,971,891)	(143,462,751)
Easements and water rights	(5,149,420)	(5,040,675)
Concessions	(18,032,743)	(16,016,387)
Patents, registered trademarks and other rights	(1,033,510)	(764,612)
Software licenses	(134,853,986)	(118,655,592)
Other Identifiable Intangible Assets	(2,840,144)	(2,985,485)
Contract costs	(62,088)	—

	As of December 31,
	2023	2022
Classes of Intangible Assets, Net	ThCh$	ThCh$
Intangibles Assets, Net	195,009,500	191,441,263
Easements and water rights	8,325,205	8,186,463
Concessions	54,203,380	62,011,030
Patents, registered trademarks and other rights	660,957	890,094
Software licenses	124,832,702	113,916,980
Other Identifiable Intangible Assets	6,754,424	6,436,696
Contract costs	232,832	—

The following table presents intangible assets other than Goodwill as of December 31, 2023 and 2022:

	Easements and water rights	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Contract Costs	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2023	8,186,463	62,011,030	890,094	113,916,980	6,436,696	—	191,441,263
Movements in identifiable intangible assets
Increases other than from business combinations	—	—	—	20,085,632	—	—	20,085,632
Increase (decrease) from foreign currency translation differences	138,742	1,174,512	—	479,777	336,562	—	2,129,593
Amortization (1)	—	(2,175,117)	(268,898)	(16,097,225)	(23,529)	(62,088)	(18,626,857)
Increases (decreases) from transfers and other Movements	—	—	39,761	(334,681)	—	294,920	—
Increases (decreases) from transfers	—	—	39,761	(334,681)	—	294,920	—
Dispositions and removal from service	—	(1,437)	—	(162,464)	—	—	(163,901)
Dispositions	—	—	—	(145,532)	—	—	(145,532)
Removal	—	(1,437)	—	(16,932)	—	—	(18,369)
Argentina Hyperinflation Effect	—	—	—	—	6,397	—	6,397
Increase (decrease)	—	(6,805,608)	—	6,944,683	(1,702)	—	137,373
Total Movements in identifiable intangible assets	138,742	(7,807,650)	(229,137)	10,915,722	317,728	232,832	3,568,237
Closing balance as of December 31, 2023	8,325,205	54,203,380	660,957	124,832,702	6,754,424	232,832	195,009,500

	Easements and water rights	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Other Identifiable Intangible Assets	Contract Costs	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2022	15,966,278	55,400,589	1,058,035	112,351,568	6,445,085	—	191,221,555
Movements in identifiable intangible assets
Increases other than from business combinations	—	8,604,379	—	31,344,129	—	—	39,948,508
Increase (decrease) from foreign currency translation differences	47,213	720,914	—	25,124	80,502	—	873,753
Amortization	—	(2,335,352)	(262,180)	(19,675,792)	(12,917)	—	(22,286,241)
Increases (decreases) from transfers and other Movements	1,550,107	—	94,239	(1,699,271)	54,925	—	—
Increases (decreases) from transfers	1,550,107	—	94,239	(1,699,271)	54,925	—	—
Dispositions and removal from service	—	(398,799)	—	(2,730)	—	—	(401,529)
Removal	—	(398,799)	—	(2,730)	—	—	(401,529)
Argentina Hyperinflation Effect	—	—	—	—	(130,899)	—	(130,899)
Decreases to be classified as held for sale (2)	(9,377,135)	—	—	(9,208,014)	—	—	(18,585,149)
Increase (decrease)	—	19,299	—	781,966	—	—	801,265
Total Movements in identifiable intangible assets	(7,779,815)	6,610,441	(167,941)	1,565,412	(8,389)	—	219,708
Closing balance as of December 31, 2022	8,186,463	62,011,030	890,094	113,916,980	6,436,696	—	191,441,263

(1)	See Note 31.a)
(2)	See Note 5.2.

No impairment losses have been recognized as of December 31, 2023 and December 31, 2022. According to the estimates and projections of the Group’s Management, the cash flows projections attributable to intangible assets allow recovering the net value of these assets recorded as of December 31, 2023 (see Note 3. e).

15.  GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units and changes for December 31, 2023 and 2022:

Company	Cash Generating Unit	Opening Balance 01-01-2022	Transfer	Foreign Currency Translation	Closing Balance 12-31-2022	Foreign Currency Translation	Closing Balance 12-31-2023
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Colina S.A.	Enel Colina S.A.	2,240,478	—	—	2,240,478	—	2,240,478
Enel Distribución Chile S.A.	Enel Distribución Chile	90,462,357	—	—	90,462,357	—	90,462,357
Enel Generación Chile S.A.	Generación Chile	756,642,815	—	—	756,642,815	—	756,642,815
Enel Green Power Chile S.A.	Enel Green Power Chile	24,521,350	—	324,265	24,845,615	617,178	25,462,793
Enel Transmisión Chile S.A.	Enel Transmisión Chile	37,912,005	(37,912,005)	—	—	—	—
Geotérmica del Norte	Enel Green Power Chile	92,072	—	1,218	93,290	2,317	95,607
Parque Eólico Talinay Oriente	Enel Green Power Chile	9,207,121	—	121,753	9,328,874	231,734	9,560,608
Total		921,078,198	(37,912,005)	447,236	883,613,429	851,229	884,464,658
(1)	See Note 5.3.

According to the Group Management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of December 31, 2023 and 2022 (see Note 3.e).

The origin of the goodwill is detailed below:

1.	Enel Colina S.A.

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

5.	Enel Transmisión Chile S.A. (See Note 5.3).

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

On October 21, 2022, the notice of results of the Public Offer for Acquisition (OPA) was published, declaring its success for all the shares of Enel Transmission Chile S.A. As the purchase and sale became effective and its main obligations were fulfilled, a change of control of Enel Transmission Chile S.A. took place, resulting in it no longer being a subsidiary of, and no longer being consolidated by, Enel Chile S.A., where Sociedad Transmisora Metropolitana SpA. became its new controlling shareholder, see Note 2.4.1.i.

16.  PROPERTY, PLANT AND EQUIPMENT

The following table sets forth the property, plant and equipment as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$
Property, Plant and Equipment, Gross	11,833,075,817	11,569,978,697
Construction in progress	2,471,906,134	3,099,937,769
Land	70,029,950	64,680,270
Buildings	820,488,268	629,754,211
Generation plant and equipment	7,025,101,427	6,435,310,747
Network infrastructure	1,283,066,501	1,188,201,802
Fixtures and fittings	141,407,876	131,402,242
Other property, plant, and equipment	21,075,661	20,691,656

	As of December 31,
	2023	2022
Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	ThCh$	ThCh$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(4,982,890,997)	(4,997,624,703)
Buildings	(190,875,178)	(187,875,641)
Plant and equipment	(4,168,517,659)	(4,224,174,273)
Network infrastructure	(513,708,508)	(479,761,456)
Fixtures and fittings	(89,015,209)	(85,619,903)
Other property, plant, and equipment	(20,774,443)	(20,193,430)

	As of December 31,
	2023	2022
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$
Property, Plant and Equipment, Net	6,850,184,820	6,572,353,994
Construction in progress	2,471,906,134	3,099,937,769
Land	70,029,950	64,680,270
Buildings	629,613,090	441,878,570
Generation plant and equipment	2,856,583,768	2,211,136,474
Network infrastructure	769,357,993	708,440,346
Fixtures and fittings	52,392,667	45,782,339
Other property, plant, and equipment	301,218	498,226

The composition and movements of the property, plant and equipment accounts during the years of December 31, 2023 and 2022 are as follows:

	Construction in progress	Land	Buildings, Net	Generation plant and equipment Net	Network infrastructure, Net	Fixtures and Fittings, Net	Other property, plant and equipment, Net	Property, Plant and Equipment, Net
Movements in 2023	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2023	3,099,937,769	64,680,270	441,878,570	2,211,136,474	708,440,346	45,782,339	498,226	6,572,353,994
Increases other than from business combinations	734,471,374	92,938	9,906	25,281	2,410,658	-	—	737,010,157
Increases (decreases) from foreign currency translation differences	5,306,989	106,008	15,692,204	40,417,640	1,266,833	(467,418)	4,509	62,326,765
Depreciation (1)	—	—	(25,464,456)	(153,690,399)	(35,239,266)	(6,788,472)	(187,984)	(221,370,577)
Impairment losses recognized in income for the year (2)	—	—	—	(7,023,888)	—	—	—	(7,023,888)
Increases (decreases) from transfers and other movements	(1,357,056,393)	6,891,887	351,945,261	890,133,064	94,453,986	13,632,195	—	—
Increases (decreases) from transfers from construction in progress	(1,357,056,393)	6,891,887	351,945,261	890,133,064	94,453,986	13,632,195	—	—
Disposals and removals from service	(1,832,639)	(1,280,569)	(43,824)	(1,445,026)	(414,606)	(129,978)	(22,200)	(5,168,842)
Disposals (3)	(1,369,868)	(66,882)	—	(880,411)	—	—	—	(2,317,161)
Removals	(462,771)	(1,213,687)	(43,824)	(564,615)	(414,606)	(129,978)	(22,200)	(2,851,681)
Decreases to be classified as held for sale (5)	(4,869,003)	—	(52,861,456)	(277,983,606)	—	2,751	8,667	(335,702,647)
Other increases (decreases)	(4,665,289)	(571,632)	(101,701,141)	153,850,501	(1,559,958)	—	—	45,352,481
Argentine hyperinflationary economy	613,326	111,048	158,026	1,163,727	—	361,250	—	2,407,377
Total movements	(628,031,635)	5,349,680	187,734,520	645,447,294	60,917,647	6,610,328	(197,008)	277,830,826
Balance as of December 31, 2023	2,471,906,134	70,029,950	629,613,090	2,856,583,768	769,357,993	52,392,667	301,218	6,850,184,820

	Construction in progress	Land	Buildings, Net	Generation plant and equipment Net	Network infrastructure, Net	Fixtures and Fittings, Net	Other property, plant and equipment, Net	Property, Plant and Equipment, Net
Movements in 2022	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2022	2,404,299,833	78,715,479	470,778,536	2,214,058,844	874,097,797	67,933,066	805,206	6,110,688,761
Increases other than from business combinations	1,010,059,037	—	(560,847)	925,250	1,752,776	145,616	—	1,012,882,679
Increases (decreases) from foreign currency translation differences	14,627,772	(84,493)	3,021,504	7,434,974	544,629	(300,948)	14,012	25,257,450
Depreciation	—	—	(22,407,997)	(139,378,454)	(38,646,149)	(7,383,182)	(320,992)	(208,136,774)
Increases (decreases) from transfers and other movements	(229,013,784)	888,683	28,652,809	128,323,777	65,834,402	5,314,113	—	—
Increases (decreases) from transfers from construction in progress	(229,013,784)	888,683	28,652,809	128,323,777	65,834,402	5,314,113	—	—
Disposals and removals from service	(53,307,303)	-	—	(1,619,263)	(3,190,127)	—	—	(58,116,693)
Disposals	(369,837)	—	—	—	—	—	—	(369,837)
Removals (4)	(52,937,466)	—	—	(1,619,263)	(3,190,127)	—	—	(57,746,856)
Decreases to be classified as held for sale (5)	(69,519,016)	(16,388,131)	(40,708,934)	—	(192,857,093)	(19,167,093)	—	(338,640,267)
Other increases (decreases)	22,274,490	1,438,994	2,941,741	120,184	904,111	(1,153,320)	—	26,526,200
Argentine hyperinflationary economy	516,740	109,738	161,758	1,271,162	—	394,087	—	2,453,485
Total movements	695,637,936	(14,035,209)	(28,899,966)	(2,922,370)	(165,657,451)	(22,150,727)	(306,980)	461,665,233
Balance as of December 31, 2022	3,099,937,769	64,680,270	441,878,570	2,211,136,474	708,440,346	45,782,339	498,226	6,572,353,994
(1)	See Note 31.a)
(2)	Relates to a higher impairment loss on property, plant and equipment, mainly explained by the impairment of items of property, plant, and equipment related to the gas-fired unit of the Tarapacá Power Plant.
(3)	The main component is the sale of the Huasco Power Plant, performed by our subsidiary Enel Generación Chile, for ThCh$5,318,040, from which a gain of ThCh$3,808,947 was obtained (see Note 33).
(4)	See clause v) in section c) other information, contained in this same Note.
(5)	See Note 5.

Additional information on property, plant and equipment, net

a)	Main Investments

The main additions to property, plant and equipment relate to investments in the Company’s networks and operating plants and new projects under construction. These investments totaled ThCh$2,471,906,134 and ThCh$3,099,937,769 as of December 31, 2023 and 2022, respectively.

In the distribution segment, the main investments are improvements in networks to optimize their operation, in order to enhance efficiency and quality of service level. The book value of these works in progress totaled ThCh$169,052,263 and ThCh$174,653,435 as of December 31, 2023 and 2022, respectively.

In the generation segment, investments include works towards the new capacity program. This includes:

(i)	Progress on the construction of the Los Cóndores Hydroelectric power plant, by Enel Generación Chile, which will use the resources from the Maule Lake and will have an installed capacity of approximately 150 MW. The carrying amount recorded in assets for this project was ThCh$1,064,200,511 and ThCh$919,548,128, as of December 31, 2023 and 2022, respectively.
(ii)	Progress on the Cerro Pabellón, Sol de Lila, Domeyko, Valle del Sol, Campos del Sol, Sierra Gorda Solar, El Manzano and La Cabaña projects, which together represent an installed capacity of approximately 1.35 GW, and which are being executed by Enel Green Power Chile. The carrying amount recorded in assets for this project was ThCh$585,443,444 and ThCh$1,801,784,315, as of December 31, 2023 and 2022, respectively.

Noted that during 2023, Cerro Pabellón, Guanchoi, Azabache, Valles de Sol, Campos del Sol, and Renaico commenced operations, accumulating carrying amount of ThCh$1,076,696,001 with installed capacity of 1.22 GW.

Following the accounting criteria described in Note 3.a), only those investments made in the abovementioned generation projects qualify as assets suitable for capitalizing interest. As a whole, these projects represent cumulative cash disbursements in the amount of ThCh$1,820,862,146 and ThCh$2,233,139,570, as of December 31, 2023 and 2022 respectively.

b)	Capitalized cost

b.1) Capitalized financial expenses in work-in-progress

The capitalized cost for financial expenses amounted to ThCh$81,447,057 as of December 31, 2023, (ThCh$83,292,276 and ThCh$61,513,684 as of December 31, 2022, and 2021, respectively) (see Note 34). The average financing rate ranged between 5.29% and 6.08% as of December 31, 2023 (5.93% and 6.17% as of December 31, 2022).

The record of interest capitalization is mainly explained by an improved performance of non-conventional renewable energy projects and by a greater continuity in the performance of the Los Cóndores project. With respect to the Los Cóndores project, given the difficulties inherent to a project of this magnitude and the impacts related to COVID-19, which implied some suspensions in the execution of the project during the previous years, an update of the project schedule provided by Enel Generación Chile on July 27, 2020, estimates that it will be completed in the last quarter of 2023.

b.2) Capitalized personnel expenses in work-in-progress

The capitalized cost for personnel expenses directly related to constructions in progress was ThCh$39,629,466, ThCh$44,569,685, and ThCh$31,157,196 as of December 31, 2023, 2022, and 2021, respectively.

The decrease between 2023 and 2022 is mainly explained by the sale of our subsidiary Enel Transmisión Chile in December 2022 (see Note 5.3). In addition, the increase in the capitalization of interest and personnel expenses in 2022 and 2021 is primarily due to higher development of unconventional renewable energy projects.

c)	Other information
(i)	As of December 31, 2023 and 2022, the Group maintained commitments to acquire tangible fixed assets in the amount of ThCh$126,041,911 and ThCh$36,236,061, respectively.
(ii)	As of December 31, 2023 and 2022, Enel Chile had no property, plant or equipment pledged as collateral for liabilities.

(iii)	The Group and its consolidated entities have insurance contracts with policies that cover any risk, earthquake and machinery breakdown up to a limit of €1,000 million (ThCh$964,674,350), and this coverage includes damages due to business disruption.

Additionally, the Group has civil liability insurance policies for third-party claims up to a limit of €400 million (ThCh$385,869,740) in case these claims are due to the rupture of any dams owned by the Company or its subsidiaries, as well as environmental civil liability to cover environmental damage claims up to €20 million (ThCh$19,293,487). The premiums associated with these policies are recorded proportionally to each company in the caption prepaid expense.

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

During the year 2021, the Group recorded an additional impairment loss of ThCh$28,773,083. The resulting recoverable value, after accounting for the previous impairment losses, corresponds to the value of the land associated with this power plant and amounts to ThCh$2,014,684.

These situations have effects on deferred taxes, which are disclosed in Note 19.b.

Development during 2022:

On May 3, 2022, the CNE issued Exempt Resolution No. 325, which based on technical studies and system operation projections, ordered Enel Generación Chile S.A. (“Enel Generación”) to perform the final removal, disconnection, and termination of operations at the Bocamina II generation unit beginning on September 30, 2022, in accordance with article 72-18 of the General Law of Electricity Services.

(v)	As part of its decarbonization strategy, community engagement, and considering the current prevailing conditions in the increasingly competitive market with a growing investment in non-conventional renewable energies, the Company subjected its project portfolio to a thorough analysis. As a result of this process, at the end of 2022 fiscal year, the Group decided to abandon certain projects it had been developing. As a consequence of the above, Enel Generación Chile had to impair assets by ThCh$22,912,146, mainly associated with thermal and hydroelectric projects, notably the Quintero and Vallecito projects. On the other hand, EGP Chile had to impair ThCh$29,887,851, an amount entirely associated with a geothermal project called El Tatio, which was under development in the Antofagasta region.

17.  INVESTMENT PROPERTY

The investment property breakdown and activity during the years ended December 31, 2023 and 2022 are detailed as follows:

	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
Investment Property, Net, Cost Model	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2022	9,189,377	(1,650,372)	7,539,005
Owner-occupied real property transfers	(1,479,063)	557,282	(921,781)
Depreciation expense (*)	—	(7,701)	(7,701)
Reversals of impairment loss recognized in the statement of income	—	738,739	738,739
Balance as of December 31, 2022	7,710,314	(362,052)	7,348,262
Depreciation expense (*)	—	(7,701)	(7,701)
Balance as of December 31, 2023	7,710,314	(369,753)	7,340,561

(*) See note 31.a)

As of December 31, 2023 and 2022, no real estate property has been sold.

-	Fair value measurement and hierarchy

As of December 31, 2023 and 2022, the fair value of the investment was ThCh$8,903,618 and ThCh$8,398,984 respectively. This value was determined according to independent appraisals.

The input data used in this valuation are considered Level 3 for the purposes of the fair value hierarchy.

The fair value hierarchy for investment properties is the following:

	Fair value measured as of December 31, 2023
	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$
Investment properties	—	—	8,903,618

See Note 3.h.

The revenue and expenses derived from investment properties for the years ended on December 31, 2023, 2022, and 2021, are detailed as follows:

	2023	2022	2021
Income and expense from investment properties	ThCh$	ThCh$	ThCh$
Income derived from rental income from investment properties	88,179	131,531	204,483
Direct operating expenses from investment properties that generate rental income	(19,837)	(18,551)	(39,727)
Total	68,342	112,980	164,756

There are no contracts for repairs, maintenance, acquisition, construction, or development which represent future obligations for the Group as of December 31, 2023 and 2022.

The Group has engaged insurance policies to cover the possible risks to which the different elements of its real estate investments are exposed, as well as potential claims that may arise due to the performance of its activities, with the understanding that these policies sufficiently cover these risks.

18.  RIGHT-OF-USE-ASSETS

Right-of-use assets for the years ended December 31, 2023 and 2022, are detailed as follows:

	Land	Buildings, Net	Other Plants and equipment	Right-of-use assets, Net
Movements in 2023	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2023	216,012,927	-	17,685,505	233,698,432
New assets contracts, by right-of use	16,726,443	30,477,107	—	47,203,550
Increases (decreases) from foreign currency translation differences, net	9,238,845	(635,842)	150,451	8,753,454
Depreciation (1)	(7,094,687)	(5,286,457)	(1,013,505)	(13,394,649)
Retirements	—	(15,677)	—	(15,677)
Decreases for classification as held for sale (2)	(7,192,555)	—	—	(7,192,555)
Total movements	11,678,046	24,539,131	(863,054)	35,354,123
Closing balance as of December 31, 2023	227,690,973	24,539,131	16,822,451	269,052,555

	Land	Buildings, Net	Other Plants and equipment	Right-of-use assets, Net
Movements in 2022	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2022	140,588,971	—	20,199,890	160,788,861
New assets contracts, by right-of use	61,567,317	—	429,537	61,996,854
Increases (decreases) from foreign currency translation differences, net	19,926,031	—	368,947	20,294,978
Depreciation (1)	(6,069,392)	—	(1,763,885)	(7,833,277)
Retirements	—	—	(418,215)	(418,215)
Decreases for classification as held for sale (3)	—	—	(1,130,769)	(1,130,769)
Total movements	75,423,956	—	(2,514,385)	72,909,571
Closing balance as of December 31, 2022	216,012,927	—	17,685,505	233,698,432

(1)	See Note 31.a)
(2)	See Note 5.1.
(3)	See Note 5.3

As of December 31, 2023, and 2022, the main right-of-use assets and lease liabilities are detailed as follows:

-	These mainly derive from land lease contracts for the development of non-conventional renewable energy projects by Enel Green Power Chile Group. These include: "Campos del Sol", "Finis Terrae" and "La Cabaña", with remaining terms of 27, 22 and 28 years respectively, which accrue interest at an annual rate of 2.69%, 2.53% and 3.70%, respectively.

The present value of future payments derived from those contracts is detailed as follows:

	As of December 31,
	2023			2022
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	33,002,320	8,864,127	24,138,193	26,961,235	7,940,599	19,020,636
From one to two years	18,156,807	8,625,314	9,531,493	12,870,321	7,747,979	5,122,342
From two to three years	17,614,228	7,964,453	9,649,775	12,572,768	7,731,707	4,841,061
From three to four years	17,420,525	7,839,832	9,580,693	12,452,751	7,572,337	4,880,414
From four to five years	17,509,738	7,494,285	10,015,453	12,312,890	7,408,571	4,904,319
More than five years	333,452,345	128,305,732	205,146,613	326,982,549	130,065,766	196,916,783
Total	437,155,963	169,093,743	268,062,220	404,152,514	168,466,959	235,685,555

a)	Short-term and low-value leases

The consolidated statement of income for the years ended December 31, 2023, 2022, and 2021, includes expenses of ThCh$5,459,314, ThCh$5,436,911 and ThCh$3,790,971 respectively, of which ThCh$4,612,939 correspond to short-term lease payments in 2023 (ThCh$3,614,981 in 2022 and ThCh$3,129,893 in 2021) and ThCh$846,375 relate to leases with variable payment clauses in 2023 (ThCh$1,821,930 in 2022 and ThCh$661,078 in 2021), which are exempt from the application of IFRS 16 (see Note 3.f).

As of December 31, 2023, and 2022 the future payments arising from these contracts are as follows:

	As of December 31,	As of December 31,
	2023	2022
	ThCh$	ThCh$
Less than one year	1,102,423	1,371,547
From one to two years	—	—
From two to three years	—	—
From three to four years	—	—
From four to five years	—	—
More than five years	—	—
Total	1,102,423	1,371,547

19.  INCOME TAX AND DEFERRED TAXES

a)	Income taxes

The following are the components of income tax recorded in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThCh$	ThCh$	ThCh$
(Expense) / Current income tax	(163,618,437)	(394,133,842)	28,269,648
Adjustments to current tax from the previous period	(5,823,911)	(2,021,133)	(773,163)
(Expense) / Current tax (expenses) / benefit (related to cash flow hedges)	(50,924,221)	39,826,484	(109,882,227)
Current tax expense, net	(220,366,569)	(356,328,491)	(82,385,742)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	(6,545,916)	(113,368,389)	67,247,084
Total deferred tax benefit / (expense)	(6,545,916)	(113,368,389)	67,247,084

Income tax (expense) /benefit	(226,912,485)	(469,696,880)	(15,138,658)

The following table shows the reconciliation of the tax rate as of December 31, 2023, 2022 and 2021:

		2023		2022		2021
Reconciliation of Tax Expense	Tax Rate	ThCh$	Tax Rate	ThCh$	Tax Rate	ThCh$
Accounting profit before tax		906,925,876		1,778,680,669		115,848,792
Total tax expense using statutory rate	(27.00)%	(244,869,987)	(27.00)%	(480,243,781)	(27.00)%	(31,279,174)
Tax effect of rates applied in other countries	(0.48)%	(4,360,505)	0.00%	23,800	0.08%	96,520
Tax effect of tax-exempt revenue and other positive effects impacting the effective rate	0.39%	3,493,906	1.28%	22,736,630	2.53%	2,931,159
Tax effect of non-deductible expenses for determining taxable profit (loss)	(1.22)%	(11,104,171)	(3.20)%	(56,916,018)	(10.49)%	(12,156,154)
Tax effect of adjustments to income taxes in previous periods	(0.64)%	(5,823,911)	(0.11)%	(2,021,133)	(0.67)%	(773,163)
Price level restatement for tax purposes (investments and equity)	3.94%	35,752,183	2.63%	46,723,622	22.48%	26,042,154
Total adjustments to tax expense using statutory rate	1.98%	17,957,502	0.59%	10,546,901	13.93%	16,140,516
Income tax expense	(25.02)%	(226,912,485)	(26.41)%	(469,696,880)	(13.07)%	(15,138,658)

The main temporary differences are described below.

b)	Deferred taxes

The origin of and changes in deferred tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

	12-31-2023		12-31-2022
	Assets	Liabilities	Assets	Liabilities
Deferred Tax Assets/(Liabilities)	ThCh$	ThCh$	ThCh$	ThCh$
Depreciations	32,979,882	(276,533,506)	29,734,809	(322,504,008)
Obligations for post-employment benefits	6,570,506	(870,485)	6,558,077	(226,762)
Tax loss	81,812,529	—	86,090,908	—
Provisions	97,147,226	(658,777)	105,031,784	(53,064)
Decommissioning Provision	58,885,329	—	51,516,840	—
Provision for Civil Contingencies	397,921	—	2,080,890	—
Provision for doubtful trade accounts	5,633,504	(658,777)	4,067,205	—
Provision of Human Resources accounts	12,407,422	—	11,372,224	—
Other Provisions	19,823,050	—	35,994,625	(53,064)
Other Deferred Taxes	118,605,131	(153,895,661)	54,518,180	(92,288,789)
Activation of expenses for issuance of financial debt	—	(13,891,584)	—	(19,635,737)
Gain from bargain purchase for tax purposes	—	(7,571,505)	—	(8,896,416)
Price-level Adjustment - Argentina	—	(19,381,132)	—	(11,526,750)
Other Deferred Taxes	118,605,131	(113,051,440)	54,518,180	(52,229,886)
Deferred tax Assets/(Liabilities) before compensation	337,115,274	(431,958,429)	281,933,758	(415,072,623)
Compensation deferred taxes Assets/Liabilities	(259,445,766)	259,445,766	(216,056,129)	216,056,129
Deferred tax Assets/(Liabilities) after compensation	77,669,508	(172,512,663)	65,877,629	(199,016,494)

		Movements
Recognized in others in comprehensive income	Net balance as of January 1, 2023	Recognized in profit or loss	Recognized in others in comprehensive income	Transfers to groups held for sale (i)	Foreign currency translation difference	Other increases (decreases)	Net balance as of December 31, 2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciations	(292,769,199)	(3,379,536)	—	40,785,680	11,809,431	—	(243,553,624)
Obligations for post-employment benefits	6,331,315	(927,544)	7,323	—	288,927	—	5,700,021
Tax loss	86,090,908	(4,475,412)	—	—	197,033	—	81,812,529
Provisions	104,978,720	(8,171,796)	—	(610,519)	292,044	—	96,488,449
Decommissioning Provision	51,516,840	7,754,219	—	(610,519)	224,789	—	58,885,329
Provision for Civil Contingencies	2,080,890	(1,682,969)	—	—	—	—	397,921
Provision for doubtful trade accounts	4,067,205	906,882	—	—	640	—	4,974,727
Provision of Human Resources accounts	11,372,224	1,018,370	—	—	16,828	—	12,407,422
Other Provisions	35,941,561	(16,168,298)	—	—	49,787	—	19,823,050
Other Deferred Taxes	(37,770,609)	10,889,158	12	(89,772)	654,213	(8,973,532)	(35,290,530)
Capitalization of expenses for issuance of financial debt	(19,635,737)	5,744,153	—	—	—	—	(13,891,584)
Gain from bargain purchase for tax purposes	(8,896,416)	1,393,557	—	—	(68,646)	—	(7,571,505)
Price-level adjustment - Argentina	(11,526,750)	1,119,150	—	—	—	(8,973,532)	(19,381,132)
Other Deferred Taxes	2,288,294	2,632,298	12	(89,772)	722,859	—	5,553,691
Deferred tax Assets/(Liabilities)	(133,138,865)	(6,065,130)	7,335	40,085,389	13,241,648	(8,973,532)	(94,843,155)

		Movements
Recognized in others in comprehensive income	Net balance as of January 1, 2022	Recognized in profit or loss	Recognized in others in comprehensive income	Transfers to groups held for sale (i)	Foreign currency translation difference	Other increases (decreases)		Net balance as of December 31, 2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Depreciations	(218,218,193)	(97,270,017)	—	16,843,366	5,875,645	—		(292,769,199)
Obligations for post-employment benefits	6,156,699	(1,915,754)	1,972,561	119,179	(1,370)	—		6,331,315
Tax loss	116,355,816	(30,585,545)	—	—	320,637	—		86,090,908
Provisions	104,211,997	5,047,821	—	(439,765)	236,460	(4,077,793)		104,978,720
Decommissioning Provision	50,001,807	1,524,224	—	(3,556)	(5,635)	—		51,516,840
Provision for Civil Contingencies	1,946,340	134,550	—	—	—	—		2,080,890
Provision for doubtful trade accounts	9,362,865	(916,770)	—	(301,077)	(20)	(4,077,793)	(ii)	4,067,205
Provision of Human Resources accounts	11,902,160	(455,741)	—	(135,132)	60,937	—		11,372,224
Other Provisions	30,998,825	4,761,558	—	—	181,178	—		35,941,561
Other Deferred Taxes	(26,222,533)	(491,425)	1	—	(1,088,372)	(9,968,280)		(37,770,609)
Capitalization of expenses for issuance of financial debt	(11,282,929)	(8,352,808)	—	—	—	—		(19,635,737)
Gain from bargain purchase for tax purposes	(10,177,907)	1,314,278	—	—	(32,787)	—		(8,896,416)
Price-level adjustment - Argentina	(2,160,549)	1,325,126	—	—	(1,055,585)	(9,635,742)		(11,526,750)
Other Deferred Taxes	(2,601,148)	5,221,979	1	—	—	(332,538)		2,288,294
Deferred tax Assets/(Liabilities)	(17,716,214)	(125,214,920)	1,972,562	16,522,780	5,343,000	(14,046,073)		(133,138,865)

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

As of December 31, 2023 and 2022, the Group has accounted for all deferred tax assets associated with its tax losses (See Note 3.p).

Concerning temporary differences related to investments in consolidated entities and certain joint ventures, the Group has not recognized deferred tax liabilities associated with undistributed profits, in which the position of control exercised by the Group over such consolidated entities allows it to manage the time of their reversal, and it is estimated that they will not be reversed in the near future. The total amount of these taxable temporary differences, for which no deferred tax liabilities have been recognized as of December 31, 2023, amounts to ThCh$1,044,776,794 (ThCh$1,029,815,247 as of December 31, 2022). Additionally, no deferred tax assets have been recorded in relation to the deductible temporary differences associated with investments in consolidated entities and certain joint ventures. Such temporary differences are not expected to be reversed in the foreseeable future or tax gains will not be available for their use. As of December 31, 2023, such deductible temporary differences amount to ThCh$1,335,426,974 (ThCh$1,373,836,286 as of December 31,2022).

The Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired, audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. Tax years potentially subject to examination are 2020 to 2022.

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

The effects of deferred taxes on the components of other comprehensive income attributable to both controlling and non-controlling interests for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023			2022			2021
Deferred Income Tax Effects on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value with movements in other comprehensive income	(44)	12	(32)	(2)	1	(1)	31	(8)	23
Cash flow hedge	(188,608,231)	50,924,221	(137,684,010)	147,505,497	(39,826,484)	107,679,013	(406,971,212)	109,882,227	(297,088,985)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	13,494	—	13,494	1,043,185	—	1,043,185	359,797	—	359,797
Foreign currency translation differences	54,024,068	—	54,024,068	18,994,934	—	18,994,934	197,099,813	—	197,099,813
Actuarial gains(losses) on defined-benefit pension plans	(27,122)	7,323	(19,799)	(7,304,757)	1,972,561	(5,332,196)	12,547,898	(3,387,932)	9,159,966
Income tax related to components of other income and expenses with a charge or credit in equity	(134,597,835)	50,931,556	(83,666,279)	160,238,857	(37,853,922)	122,384,935	(196,963,673)	106,494,287	(90,469,386)

The following table shows the reconciliation of deferred tax movements between balance sheet and income taxes in other comprehensive income as of December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
Deferred taxes of components of other comprehensive income	ThCh$	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	7,335	1,972,562	(3,387,940)
Income tax of movements in cash flow hedge transactions	50,924,221	(39,826,484)	109,882,227
Total income tax relating to components of other comprehensive income	50,931,556	(37,853,922)	106,494,287

20.  OTHER FINANCIAL LIABILITIES.

The balance of other financial liabilities as of December 31, 2023 and 2022 is as follows:

	Current		Non-current
	12-31-2023	12-31-2022	12-31-2023	12-31-2022
Other financial liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	542,220,313	55,977,988	1,897,563,167	2,138,411,462
Hedging derivatives (*)	72,793,962	7,593,354	6,949,774	45,391,794
Non-hedging derivatives (**)	640	4,948,441	—	—
Total	615,014,915	68,519,783	1,904,512,941	2,183,803,256

(*) See Note 23.2.a

(**) See Note 23.2.b

20.1 Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2023 and 2022 is as follows:

	Current		Non-current
	12-31-2023	12-31-2022	12-31-2023	12-31-2022
Classes of Interest-bearing borrowings	ThCh$	ThCh$	ThCh$	ThCh$
Secured bank loans	2,709,891	700,871	433,297,280	251,622,840
Unsecured bank loans	132,507,740	926,860	131,568,000	213,543,720
Unsecured obligations with the public	407,002,682	54,350,257	1,332,697,887	1,673,244,902
Total	542,220,313	55,977,988	1,897,563,167	2,138,411,462

Bank borrowings by currency and contractual maturity as of December 31, 2023 and 2022 are as follows:

-	Summary of bank borrowings by currency and maturity

					12-31-2023
					Maturity			Maturity
Country	Currency	Effective Interest	Nominal Interest	Secured / Unsecured	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than Five Years	Total Non-Current
		Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	4.89%	4.89%	Yes	—	2,709,891	2,709,891	—	21,489,439	32,548,640	33,094,962	346,164,239	433,297,280
Chile	CLP	3.05%	3.05%	No	163	—	163	—	—	—	—	—	—
Chile	US$	5.13%	5.13%	No	295,283	132,212,294	132,507,577	—	131,568,000	-	—	—	131,568,000
				Total	295,446	134,922,185	135,217,631	-	153,057,439	32,548,640	33,094,962	346,164,239	564,865,280

					12-31-2022
					Maturity			Maturity
Country	Currency	Effective Interest	Nominal Interest	Secured / Unsecured	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than Five Years	Total Non-Current
		Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.08%	5.08%	Yes	—	700,871	700,871	—	—	—	20,968,571	230,654,269	251,622,840
Chile	CLP	3.04%	3.04%	No	83	—	83	—	—	—	—	—	—
Chile	US$	4.36%	4.36%	No	595	926,182	926,777	42,616,261	42,548,459	128,379,000	—	—	213,543,720
				Total	678	1,627,053	1,627,731	42,616,261	42,548,459	128,379,000	20,968,571	230,654,269	465,166,560

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2023, is ThCh$680,249,170 (ThCh$448,681,529 as of December 31, 2022). The borrowings have been categorized as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 3.h).

-	Identification of bank borrowings by debtor

											12-31-2023
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Non-current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander (Overdraft facility)	Chile	CLP	6.00%	6.00%	Upon expiration	No	3	—	3	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	US$	5.71%	5.71%	Upon expiration	No	—	43,823,228	43,823,228	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US$	6.86%	6.86%	Upon expiration	No	—	677,066	677,066	—	131,568,000	—	—	—	131,568,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	4.89%	4.89%	Annual	Yes	—	2,709,891	2,709,891	—	21,489,439	32,548,640	33,094,962	346,164,239	433,297,280
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Banco Bilbao Viscaya Argentaria S.A NY Branch	USA	US$	6.37%	6.37%	Upon expiration	No	279,550	65,784,000	66,063,550	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Mizuho Bank LTD.	USA	US$	6.37%	6.37%	Upon expiration	No		21,928,000	21,928,000	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Commitment fee (Scotiabank)	Chile	CLP	0.09%	0.09%	Upon expiration	No	160	—	160	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Commitment fee (SMBC)	USA	US$	0.32%	0.32%	Upon expiration	No	15,733	—	15,733	—	—	—	—	—	—
										Total	295,446	134,922,185	135,217,631	—	153,057,439	32,548,640	33,094,962	346,164,239	564,865,280

											12-31-2022
											Maturity					Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Non-current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander (Overdraft facility)	Chile	CLP	6.00%	6.00%	Upon expiration	No	3	—	3	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	US$	5.22%	5.22%	Upon expiration	No	—	24,825	24,825	42,616,261	—	—	—	—	42,616,261
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Sumitomo Mitsui Banking Corp.NY	United States	US$	5.70%	5.70%	Upon expiration	No	—	318,451	318,451	—	42,548,459	—	—	—	42,548,459
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US$	6.29%	6.29%	Upon expiration	No	—	582,906	582,906	—	—	128,379,000	—	—	128,379,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	5.17%	5.17%	Annual	Yes	—	314,835	314,835	—	—	—	2,852,867	31,381,533	34,234,400
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	5.28%	5.28%	Annual	Yes	—	80,276	80,276	—	—	—	713,217	7,845,383	8,558,600
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	4.79%	4.79%	Annual	Yes	—	305,760	305,760	—	—	—	17,402,487	191,427,353	208,829,840
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Commitment fee (Scotia)	Chile	CLP	0.09%	0.09%	Quarterly	No	80	—	80	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Commitment fee (BBVA ES)	Spain	US$	0.25%	0.25%	Quarterly	No	595	—	595	—	—	—	—	—	—
										Total	678	1,627,053	1,627,731	42,616,261	42,548,459	128,379,000	20,968,571	230,654,269	465,166,560

20.2 Unsecured liabilities

The detail of unsecured liabilities by currency and maturity as of December 31, 2023 and 2022 is as follows:

-	Summary of Unsecured liabilities by currency and maturity

					12-31-2023
					Maturity			Maturity
		Effective Interest	Nominal Interest	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Country	Currency	Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.08%	6.49%	No	9,020,288	355,950,646	364,970,934	—	—	180,244,202	865,156,308	91,174,497	1,136,575,007
Chile	UF	6.01%	5.48%	No	—	42,031,748	42,031,748	41,097,026	41,097,026	41,097,026	40,071,906	32,759,896	196,122,880
				Total	9,020,288	397,982,394	407,002,682	41,097,026	41,097,026	221,341,228	905,228,214	123,934,393	1,332,697,887

					12-31-2022
					Maturity			Maturity
		Effective Interest	Nominal Interest	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Country	Currency	Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.08%	6.49%	No	8,801,651	5,273,643	14,075,294	341,190,623	—	—	175,773,904	930,723,093	1,447,687,620
Chile	UF	6.01%	5.48%	No	—	40,274,963	40,274,963	39,222,125	39,222,125	39,222,125	39,222,125	68,668,782	225,557,282
				Total	8,801,651	45,548,606	54,350,257	380,412,748	39,222,125	39,222,125	214,996,029	999,391,875	1,673,244,902

-	-Individual identification of Unsecured liabilities by debtor

											12-31-2023
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThCh$	More than 90 days	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-1	USA	US$	8.00%	7.87%	Upon expiration	No	5,925,358	—	5,925,358	—	—	180,244,202	—	—	180,244,202
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-2	USA	US$	8.80%	7.33%	Upon expiration	No	1,894,811	—	1,894,811	—	—	—	—	61,106,625	61,106,625
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-3	USA	US$	8.68%	8.13%	Upon expiration	No	1,200,119	—	1,200,119	—	—	—	—	30,067,872	30,067,872
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Single 24296	USA	US$	4.67%	4.88%	Upon expiration	No	—	353,693,888	353,693,888	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander -317 Series-H	Chile	UF	7.17%	6.20%	Biannual	No	—	8,168,209	8,168,209	7,652,187	7,652,187	7,652,187	6,627,067	—	29,583,628
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522 Series-M	Chile	UF	4.85%	4.75%	Biannual	No	—	33,863,539	33,863,539	33,444,839	33,444,839	33,444,839	33,444,839	32,759,896	166,539,252
76.536.353-5	Enel Chile S.A.	Chile	Foreign	BNY Mellon – Single	USA	US$	5.24%	4.88%	Upon expiration	No	—	2,256,758	2,256,758	—	—	—	865,156,308	—	865,156,308
								Total			9,020,288	397,982,394	407,002,682	41,097,026	41,097,026	221,341,228	905,228,214	123,934,393	1,332,697,887

											12-31-2022
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-1	USA	US$	8.00%	7.87%	Upon expiration	No	5,781,737	—	5,781,737	—	—	—	175,773,904	—	175,773,904
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-2	USA	US$	8.80%	7.33%	Upon expiration	No	1,848,884	—	1,848,884	—	—	—	—	59,583,109	59,583,109
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-3	USA	US$	8.68%	8.13%	Upon expiration	No	1,171,030	—	1,171,030	—	—	—	—	29,207,740	29,207,740
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Single 24296	USA	US$	4.67%	4.25%	Upon expiration	No	—	3,071,586	3,071,586	341,190,623	—	—	—	—	341,190,623
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander -317 Series-H	Chile	UF	7.17%	6.20%	Biannual	No	—	7,889,718	7,889,718	7,303,084	7,303,084	7,303,084	7,303,084	5,728,650	34,940,986
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522 Series-M	Chile	UF	4.85%	4.75%	Biannual	No	—	32,385,245	32,385,245	31,919,041	31,919,041	31,919,041	31,919,041	62,940,132	190,616,296
76.536.353-5	Enel Chile S.A.	Chile	Foreign	BNY Mellon - Single	USA	US$	5.24%	4.88%	Upon expiration	No	—	2,202,057	2,202,057	—	—	—	—	841,932,244	841,932,244
								Total			8,801,651	45,548,606	54,350,257	380,412,748	39,222,125	39,222,125	214,996,029	999,391,875	1,673,244,902

20.3 Secured liabilities

As of December 31, 2023 and 2022, there were no secured bonds.

Fair value measurement and hierarchy

The fair value of the current and non-current secured and unsecured liabilities as of December 31, 2023, was ThCh$1,813,354,006 (ThCh$1,785,501,986 as of December 31, 2022). These liabilities have been categorized as Level 2 (See Note 3.h). It is important to note that these financial liabilities are measured at amortized cost (See Note 3.g.4).

20.4 Hedged debt

The debt denominated in U.S. dollars equivalent to ThCh$1,134,993,280 held by the Group as of December 31, 2023, is related to future cash flow hedges for the Group’s U.S. dollar-linked operating revenues (ThCh$1,170,026,521 as of December 31, 2022) (see Note 3.g.5).

The following table details changes in “Reserve for cash flow hedges” as December 31, 2023, 2022 and 2021, due to exchange differences:

	For the years ended December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (income hedge) at the beginning of the year net	(313,681,107)	(281,553,799)	(60,345,663)
Foreign currency translation differences recorded in equity, net	(77,802,235)	(79,982,722)	(248,168,691)
Allocation of foreign currency exchange differences to profit or loss, net	49,754,097	47,855,414	26,960,555
Balance in hedging reserves (income hedge) at the end of the year net	(341,729,245)	(313,681,107)	(281,553,799)

20.5 Other information

As of December 31, 2023, the Group does not have any unconditionally available long-term credit lines for ThCh$473,644,800 (ThCh$333,551,000 as of December 31, 2022).

20.6 Future Undiscounted debt flows.

The following tables are the estimates of undiscounted flows by type of financial debt:

a)	Summary of secured and unsecured bank borrowings

			12-31-2023									12-31-2022
			Current			Non-Current						Current			Non-Current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.09%	4,328,459	148,032,780	152,361,239	32,578,347	179,751,687	50,591,710	50,497,511	465,392,457	778,811,712	4,440,158	13,320,472	17,760,630	59,969,992	59,381,559	164,416,712	32,155,498	264,985,598	580,909,359
Chile	CLP	3.05%	3	—	3	—	—	—	—	—	—	3	—	3	—	—	—	—	—	—
Total			4,328,462	148,032,780	152,361,242	32,578,347	179,751,687	50,591,710	50,497,511	465,392,457	778,811,712	4,440,161	13,320,472	17,760,633	59,969,992	59,381,559	164,416,712	32,155,498	264,985,598	580,909,359

b)	Summary of Guaranteed and Unsecured bonds

			12-31-2023									12-31-2022
						Non-Current						Current			Non-Current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.49%	20,050,165	400,670,073	420,720,238	65,302,852	65,302,852	232,730,900	904,151,004	333,819,188	1,601,306,796	20,115,546	60,346,639	80,462,185	411,183,992	65,374,889	65,374,889	228,729,357	1,213,353,136	1,984,016,263
Chile	UF	5.48%	3,036,733	49,666,384	52,703,117	50,578,025	48,486,304	46,394,583	46,045,239	34,614,282	226,118,433	3,438,027	48,772,585	52,210,612	50,193,204	48,175,796	46,158,387	44,140,978	76,708,509	265,376,874
Total			23,086,898	450,336,457	473,423,355	115,880,877	113,789,156	279,125,483	950,196,243	368,433,470	1,827,425,229	23,553,573	109,119,224	132,672,797	461,377,196	113,550,685	111,533,276	272,870,335	1,290,061,645	2,249,393,137

21.  LEASE LIABILITIES

As of December 31, 2023 and 2022, the balance of lease liabilities is as follows:

	Current		Non-Current
Lease liability	12-31-2023 ThCh$	12-31-2022 ThCh$	12-31-2023 ThCh$	12-31-2022 ThCh$
Lease liabilities	24,138,193	19,020,636	243,924,027	216,664,919
Total	24,138,193	19,020,636	243,924,027	216,664,919

21.1. Individualization of Lease Liabilities

									12-31-2023
									Maturiry			Maturity
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Company	Country	Currency	Effective Interest Rate	Maturity	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	3,273	18,659	21,932	25,328	25,849	26,380	26,921	168,892	273,370
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	13,029	35,097	48,126	47,652	48,648	49,665	50,705	345,211	541,881
91.081.000-6	Enel Generación Chile S.A.	Chile	78.392.580-K	Agricola el Bagual Ltda.	Chile	UF	1.91%	Annual	12	-	12	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	99.527.200-8	Rentaequipos Tramaca S.A.	Chile	UF	0.83%	Monthly	144,477	-	144,477	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S A.	Chile	UF	0.83%	Monthly	11,524	-	11,524	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	0.10%	Biannual	5,503	5,505	11,008	11,017	11,027	-	-	-	22,044
96.800.570-7	Enel Distribución Chile S.A.	Chile	70.015.730-K	Mutual de Seguros de Chile	Chile	UF	1.91%	Monthly	15,030	63,461	78,491	86,028	85,784	-	-	-	171,812
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.596.523-3	Capital Investi	Chile	UF	1.91%	Monthly	18,343	51,879	70,222	70,327	64,227	-	-	-	134,554
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.253.641-2	Bcycle Latam S.P.A	Chile	CLP	6.24%	Annual	99,719	-	99,719	18,825	-	-	-	-	18,825
96.800.570-7	Enel Distribución Chile S.A.	Chile	61.219.000-3	Empresa de Transporte de Pasajeros Metro S.A.	Chile	US$	5.99%	Annual	-	327,729	327,729	82,209	87,130	92,345	97,873	755,674	1,115,231
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.565.580-8	Compañia de Leasing Tattersall S. A.	Chile	UF	1.41%	Monthly	13,244	-	13,244	-	-	-	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	99.530.420-1	Inmobiliaria Nialem S.A.	Chile	UF	0.40%	Monthly	19,352	165,114	184,466	91,981	-	-	-	-	91,981
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.013.489-9	Inversiones Don Issa Ltda.	Chile	UF	1.87%	Monthly	174,242	69,597	243,839	61,405	-	-	-	-	61,405
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.203.089-6	Rentas Inmobiliarias Amanecer S.A.	Chile	UF	2.84%	Monthly	6,800	49,032	55,832	26,488	-	-	-	-	26,488
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.164.095-K	Inmobiliaria Mixto Renta Spa	Chile	UF	3.78%	Monthly	11,369	-	11,369	21,071	-	-	-	-	21,071
96.800.570-7	Enel Distribución Chile S.A.	Chile	78.844.390-0	Poliplast	Chile	UF	5.36%	Monthly	10,425	30,288	40,713	42,322	10,760	-	-	-	53,082
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.643.660-3	Inmobiliaria El Roble S.A.	Chile	UF	0.79%	Monthly	23,740	53,594	77,334	71,957	72,483	-	-	-	144,440
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.378.333-2	Inmobiliaria Fernandez	Chile	UF	7.13%	Monthly	23,272	69,660	92,932	98,215	-	-	-	-	98,215
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministry of National Assets (Ministerio de Bienes Nacionales)	Chile	UF	3.03%	Annual	2,851,919	12,471,821	15,323,740	3,349,055	4,050,273	3,975,272	4,110,447	174,285,601	189,770,648
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	EUR	5.02%	Annual	-	660,708	660,708	233,135	244,835	257,123	270,028	1,551,305	2,556,426
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.400.311-K	Fundo Los Buenos Aires SpA	Chile	UF	2.54%	Annual	266,289	-	266,289	96,311	98,759	101,268	103,841	1,332,777	1,732,956
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.131-K	Federico Rioseco Garcia	Chile	UF	4.94%	Annual	58,607	-	58,607	9,448	9,915	10,405	10,919	188,973	229,660
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.132-8	Juan Rioseco Garcia	Chile	UF	4.94%	Annual	49,370	-	49,370	12,459	13,075	13,721	14,400	228,913	282,568
76.412.562-2	Enel Green Power Chile S.A.	Chile	4.595.479-K	Adriana Castro Parra	Chile	UF	4.94%	Annual	119,141	-	119,141	20,309	21,313	22,367	23,473	343,140	430,602
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.94%	Annual	75,277	-	75,277	20,308	21,312	22,366	23,472	346,026	433,484
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.894.990-3	Orafti Chile S.A.	Chile	UF	4.94%	Annual	20,905	-	20,905	9,676	10,154	10,656	11,183	175,078	216,747
76.412.562-2	Enel Green Power Chile S.A.	Chile	78.201.750-0	Sociedad Agricola Parant	Chile	UF	4.94%	Annual	249,846	-	249,846	61,402	64,438	67,624	70,967	1,177,873	1,442,304
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.259.106-5	Inmobiliaria Terra Australis Tres S.A.	Chile	UF	6.39%	Biannual	26,228	146,619	172,847	54,856	56,851	58,920	61,064	1,233,202	1,464,893
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.938.160-5	Soc. Serv. Com. Multiservice F.L.	Chile	UF	2.94%	Annual	-	83,382	83,382	307,686	-	-	-	794,551	1,102,237
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.064.627-K	Fortestal Danco	Chile	UF	2.42%	Annual	-	150,907	150,907	40,501	41,480	42,482	43,509	2,034,449	2,202,421
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.629.120-6	Agricola Esmeralda	Chile	UF	5.24%	Annual	-	102,540	102,540	56,310	56,315	56,317	56,317	7,089,408	7,314,667
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-8	Huertos Carmen Sociedad Agrícola Limitada	Chile	US$	3.56%	Annual	29,461	-	29,461	-	-	-	-	-	-
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Inversiones E Inmobiliaria Itraque S.A.	Chile	UF	3.70%	Annual	48,985	-	48,985	3,694	3,830	3,971	4,116	131,496	147,107
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.412.950-2	Inverko S A	Chile	UF	5.70%	Annual	8,115	14,833	22,948	25,536	27,030	23,442	-	-	76,008
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.771.340-6	Agricola El Tapial Ltda.	Chile	UF	3.70%	Annual	-	29,436	29,436	13,108	13,595	14,096	14,619	613,471	668,889
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.372.943-4	Francisco Javier Ovalle Irarrazabal	Chile	UF	3.70%	Annual	37,539	-	37,539	19,572	19,572	20,293	21,045	896,011	976,493
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.121.031-K	Sergio Jose Retamal Iglesias	Chile	UF	5.71%	Annual	141,635	-	141,635	38,502	40,704	43,030	45,487	2,860,340	3,028,063
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	76.248.317-3	Agricola Alto Talinay	Chile	EUR	4.61%	Annual	871,180	-	871,180	276,931	289,698	303,053	317,023	1,787,483	2,974,188
76.536.353-5	Enel Chile S.A.	Chile	76.203.473-5	Territoria Apoquindo S:A	Chile	UF	4.17%	Monthly	1,037,198	2,889,588	3,926,786	3,990,986	4,160,718	4,365,897	4,638,044	6,806,739	23,962,384
76.536.353-5	Enel Chile S.A.	Chile	96.839.400-2	Inversiones San Jorge	Chile	UF	4.34%	Monthly	38,257	125,438	163,695	136,883	-	-	-	-	136,883
			Total						6,523,306	17,614,887	24,138,193	9,531,493	9,649,775	9,580,693	10,015,453	205,146,613	243,924,027

									12-31-2022
									Maturiry			Maturity
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Company	Country	Currency	Effective Interest Rate	Maturity	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A.	Chile	US$	6.50%	Monthly	838,089	5,234,124	6,072,213						-
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	3,260	17,450	20,710	23,685	24,173	24,669	25,176	185,955	283,658
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	10,952	32,810	43,762	44,546	45,478	46,429	47,399	373,619	557,471
91.081.000-6	Enel Generación Chile S.A.	Chile	78.392.580-K	Agricola el Bagual Ltda.	Chile	UF	1.91%	Annual	1,456	-	1,456	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	99.527.200-8	Rentaequipos Tramaca S.A.	Chile	UF	0.83%	Monthly	144,460	-	144,460	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S A.	Chile	UF	0.83%	Monthly	11,529	-	11,529	-	-	-	-	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	8.992.234-8	Roberto Guzman Borquez	Chile	CLP	1.37%	Monthly	126	1,003	1,129	247	-	-	-	-	247
91.081.000-6	Enel Generación Chile S.A.	Chile	19.048.130-1	Yaritza Alexandra Bernal	Chile	UF	1.37%	Monthly	303	1,260	1,563	157	-	-	-	-	157
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.643.660-3	Inmobiliaria El Roble S.A.	Chile	UF	1.41%	Monthly	5,757	-	5,757	-	-	-	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	70.015.730-K	Mutual de Seguros de Chile	Chile	UF	1.91%	Monthly	19,472	59,430	78,902	80,565	82,103	76,188	-	-	238,856
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.596.523-3	Capital Investi	Chile	UF	1.91%	Monthly	15,908	48,584	64,492	65,861	67,119	62,285	-	-	195,265
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.253.641-2	Bcycle Latam S.P.A	Chile	CLP	6.24%	Annual	99,528	-	99,528	18,825	-	-	-	-	18,825
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.203.089-6	Rentas Inmobiliarias Amanecer S.A.	Chile	UF	2.84%	Monthly	15,139	44,972	60,111	62,086	15,912	-	-	-	77,998
96.800.570-7	Enel Distribución Chile S.A.	Chile	61.219.000-3	Empresa de Transporte de Pasajeros Metro S.A.	Chile	US$	5.99%	Annual	-	333,555	333,555	75,686	80,216	85,018	90,107	690,878	1,021,905
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.565.580-8	Compañia de Leasing Tattersall S. A.	Chile	UF	1.08%	Monthly	13,245	-	13,245	-	-	-	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.013.489-9	Inversiones Don Issa Ltda.	Chile	UF	1.77%	Monthly	201,001	80,152	281,153	95,842	37,307	-	-	-	133,149
96.800.570-7	Enel Distribución Chile S.A.	Chile	99.530.420-1	Inmobiliaria Nialem S.A.	Chile	UF	0.40%	Monthly	52,217	156,955	209,172	210,003	52,631	-	-	-	262,634
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.164.095-K	Inmobiliaria Mixto Renta Spa	Chile	UF	3.78%	Monthly	31,854	96,080	127,934	10,849	-	-	-	-	10,849
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	UF	2.99%	Annual	2,101,460	7,156,814	9,258,274	3,607,599	3,579,837	3,692,707	3,810,023	180,754,898	195,445,064
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.400.311-K	Fundo Los Buenos Aires SpA	Chile	UF	2.54%	Annual	121,131	-	121,131	89,622	91,899	94,234	96,629	1,503,967	1,876,351
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.131-K	Federico Rioseco Garcia	Chile	UF	4.94%	Annual	36,953	-	36,953	8,591	9,015	9,460	9,928	213,406	250,400
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.132-8	Juan Rioseco Garcia	Chile	UF	4.94%	Annual	22,963	-	22,963	11,329	11,888	12,476	13,093	261,071	309,857
76.412.562-2	Enel Green Power Chile S.A.	Chile	4.595.479-K	Adriana Castro Parra	Chile	UF	4.94%	Annual	75,539	-	75,539	18,465	19,378	20,336	21,342	395,302	474,823
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.94%	Annual	33,399	-	33,399	18,465	19,378	20,336	21,342	395,302	474,823
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.894.990-3	Orafti Chile S.A.	Chile	UF	4.94%	Annual	25,055	-	25,055	8,797	9,233	9,689	10,168	199,524	237,411
76.412.562-2	Enel Green Power Chile S.A.	Chile	78.201.750-0	Sociedad Agricola Parant	Chile	UF	4.94%	Annual	112,261	-	112,261	55,829	58,589	61,486	64,526	1,324,643	1,565,073
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	EUR	5.02%	Annual	-	1,043,226	1,043,226	209,571	220,089	231,135	242,735	2,076,728	2,980,258
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.259.106-5	Inmobiliaria Terra Australis Tres S.A.	Chile	UF	6.39%	Biannual	67,213	24,583	91,796	50,505	52,343	54,247	56,221	1,305,833	1,519,149
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.938.160-5	Soc. Serv. Com. Multiservice F.L.	Chile	UF	2.94%	Annual	-	77,088	77,088	46,997	48,378	49,800	51,264	1,102,981	1,299,420
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.064.627-K	Fortestal Danco	Chile	UF	2.42%	Annual	-	69,487	69,487	37,734	38,646	39,580	40,536	2,059,587	2,216,083
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.629.120-6	Agricola Esmeralda	Chile	UF	5.24%	Annual	-	50,365	50,365	15,217	16,014	16,852	17,735	1,665,050	1,730,868
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-8	Huertos Carmen Sociedad Agrícola Limitada	Chile	US$	3.56%	Annual	-	23,269	23,269	5,355	-	-	-	-	5,355
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	76.248.317-3	Agricola Alto Talinay	Chile	EUR	4.61%	Annual	405,871	-	405,871	249,914	261,435	273,487	286,095	2,408,039	3,478,970
76.536.353-5	Enel Chile S.A.	Chile	96.565.580-8	Compañia de Leasing Tattersall S. A.	Chile	UF	0.10%	Monthly	3,288		3,288	-	-	-	-	-	-
			Total						4,469,429	14,551,207	19,020,636	5,122,342	4,841,061	4,880,414	4,904,319	196,916,783	216,664,919

21.2. Undiscounted debt cash flows.

The following tables are the estimates of undiscounted cash flows:

			12-31-2023									12-31-2022
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	4.78%	277,786	605,501	883,287	217,694	204,865	196,689	188,670	959,457	1,767,375	929,732	5,585,516	6,515,248	169,484	137,273	137,063	150,852	882,065	1,476,737
Chile	EUR	4.82%	285,363	—	285,363	367,773	355,867	343,961	332,284	1,741,828	3,141,713	445,609	—	445,609	843,610	813,686	783,763	753,839	2,081,974	5,276,872
Chile	UF	3.38%	6,633,708	22,483,077	29,116,785	21,976,524	21,110,001	20,418,361	19,967,906	443,451,766	526,924,558	3,303,831	12,202,205	15,506,036	14,971,118	14,502,444	14,159,140	13,784,036	304,466,585	361,883,323
Chile	CLP	6.24%	99,719	-	99,719	18,825	-	—	—	—	18,825	100,844	18,975	119,819	15,421	-	—	—	—	15,421
Total			7,296,576	23,088,578	30,385,154	22,580,816	21,670,733	20,959,011	20,488,860	446,153,051	531,852,471	4,780,016	17,806,696	22,586,712	15,999,633	15,453,403	15,079,966	14,688,727	307,430,624	368,652,353

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

To comply with the guidelines, each company has its own specific Control Management and Risk Management policy, which is reviewed and approved each year by the Enel Chile Board of Directors, observing and applying all local requirements in terms of the risk culture.

The Company seeks protection against all risks that could affect the achievement of the business objectives. The Group has a risk taxonomy for the entire Group which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, evaluate, treat, monitor and communicate their risks.

The Group risk management system considers three lines of action (defense) to obtain effective and efficient risk management and controls. Each of these three “lines” plays a different role within the organization’s broader governance structure (Business and Internal Control areas acting as the first line, Risk Control as the second line, and Internal Audit as the third line of defense). Each line of defense has the obligation to report to and keep senior management and the Directors up-to-date on risk management. In this sense, the first and second lines of defense report to the senior management, and the second and third lines report to the Directors.

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

The Group’s financial debt structure per fixed and/or hedged interest rate on gross, net of hedging derivative instruments engaged is as follows:

	For the years ended December 31,
	2023	2022
	%	%
Fixed interest rate	88%	84%

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

As is public knowledge, the US dollar LIBOR (London Interbank Offered Rate) was discontinued on June 30, 2023, and was replaced by the SOFR (Secured Overnight Financing Rate) reference rate. In June 2023, the Group successfully completed the transition from Libor to SOFR for 100% of its financial and derivative contracts, in line with market standards.

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

During 2023, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty to access the derivatives market.

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

As of December 31, 2023, active Brent hedges for settlement totaled 551 kBbl associated with purchases, and 217 kBbl in sales contracts. For gas, as of December 31, 2023, we had active hedges in two types of commodities: a) Henry Hub Swap with 1.5 TBtu to be settled by sales, and b) Henry Hub Future, with 5.9 TBtu and 3.9 TBtu to be settled for purchases and sales, respectively. For coal hedges, as of December 31, 2023, settlement obligations totaling 47 kTon were recorded related to sales contracts. As of December 31, 2022, there were 450 KBbl Brent hedges to be settled in 2023 for purchases. For gas, there were hedges for two commodities: a) the Henry Hub Swap with 2.7 TBtu to be settled in 2023 for sales; and b) Henry Hub Future, with 18.9 TBtu to be settled in 2023 for purchases. For coal hedges, there were 175.6 kTon to be settled in 2023 for purchases, the indexation of which is associated with energy sales contracts.

Depending on the Group’s permanently updated operating conditions, these hedges may be modified, or include other commodities.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of the volatility of commodity prices on the profit or loss for 2023.

22.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

Despite the negative working capital at the end of 2023, the Company is able to respond to this situation and mitigate the risk with the policy and actions described herein.

The projected needs mentioned above include maturities of financial debt net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 20, 21 and 23).

As of December 31, 2023, the Group recorded liquidity of ThCh$563,291,290 in cash and cash equivalents and ThCh$ 473,644,800 in long-term lines of credit available unconditionally. As of December 31, 2022, the Group recorded liquidity of ThCh$875,213,699 in cash and cash equivalents and ThCh$333,551,000 in unconditionally available long-term lines of credit.

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

In relation to the credit risk corresponding to the receivables stemming from the electrical distribution commercial activity, this risk is historically very limited given that the short - term billing to customers does not individually accumulate very significant amounts before the supply suspension for non-payment can occur, in accordance with the related regulation. Additionally, tracking and control measures exist for all the Company’s segments: Corporate, Public Administration, and Residential, with exclusive commercial executives assigned for dealing with Corporate and Public Administration customers, with the aim of mitigating any activity that results in risk of payment default by the customer.

Financial assets

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

22.6 Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the Statement of income.

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

Taking into consideration the assumptions previously described, the quarter VaR of the previously discussed positions was ThCh$501,347,907.

This value represents the potential increase of the Debt and Derivatives’ Portfolio, thus these VaR are inherently related, among other factors, to the Portfolio’s value at each quarter end.

23.  FINANCIAL INSTRUMENTS

22.1 Financial instruments classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2023 and 2022 is as follows:

	12-31-2023
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost	Financial assets at fair value through other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	—	—	127,854	—
Trade and other receivables	—	1,496,875,382	—	—
Derivative instruments	46,128	—	2,693,292	58,009,661
Other financial assets	—	9,552,991	—	—
Total Current	46,128	1,506,428,373	2,821,146	58,009,661

Equity instruments	—	—	2,326,466	—
Trade and other receivables	—	903,678,141	—	—
Derivative instruments	—	—	—	9,275,919
Total Non-current	—	903,678,141	2,326,466	9,275,919

Total	46,128	2,410,106,514	5,147,612	67,285,580

	12-31-2022
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost	Financial assets at fair value through other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	—	—	127,854	—
Trade and other receivables	—	1,602,605,620	—	—
Derivative instruments	1,902,642	—	162,288,499	2,230,787
Other financial assets	—	156,773	—	—
Total Current	1,902,642	1,602,762,393	162,416,353	2,230,787

Equity instruments	—	—	2,326,509	—
Trade and other receivables	—	691,147,645	—	—
Derivative instruments	20,382	—	—	57,480,749
Total Non-current	20,382	691,147,645	2,326,509	57,480,749

Total	1,923,024	2,293,910,038	164,742,862	59,711,536

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2023 and 2022 is as follows:

	12-31-2023
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost	Financial liabilities at fair value through other comprehensive income	Financial derivatives for hedging
		ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	542,220,313	—	—
Trade and other accounts payables	—	1,911,613,832	—	—
Derivative instruments	640	—	15,456,599	72,793,962
Other financial liabilities	—	24,138,193	—	—
Total Current	640	2,477,972,338	15,456,599	72,793,962

Interest-bearing loans	—	1,897,563,167	—	—
Trade and other accounts payables	—	1,630,326,076	—	—
Derivative instruments	—	—	—	6,949,774
Other financial liabilities	—	243,924,027	—	—
Total Non-current	—	3,771,813,270	—	6,949,774

Total	640	6,249,785,608	15,456,599	79,743,736

	12-31-2022
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost	Financial liabilities at fair value through other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	55,977,988	—	—
Trade and other accounts payables	—	2,632,538,771	—	—
Derivative instruments	14,965,265	—	46,937,977	7,593,354
Other financial liabilities	—	19,020,636	—	—
Total Current	14,965,265	2,707,537,395	46,937,977	7,593,354

Interest-bearing loans	—	2,138,411,462	—	—
Trade and other accounts payables	—	1,455,405,575	—	—
Derivative instruments	—	—	—	45,391,794
Other financial liabilities	—	216,664,919	—	—
Total Non-current	—	3,810,481,956	—	45,391,794

Total	14,965,265	6,518,019,351	46,937,977	52,985,148

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2023 and 2022, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	12-31-2023				12-31-2022
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	1,075,171	—	—	—	21,188	2,629,290	—	—
Cash flow hedge	1,075,171	—	—	—	21,188	2,629,290	—	—
Exchange rate hedge:	56,934,490	9,275,919	72,793,962	6,949,774	2,209,599	54,851,459	7,593,354	45,391,794
Cash flow hedge	56,934,490	9,275,919	72,793,962	6,949,774	2,209,599	54,851,459	7,593,354	45,391,794
Total	58,009,661	9,275,919	72,793,962	6,949,774	2,230,787	57,480,749	7,593,354	45,391,794

Additionally, the detail of the associated instruments and underlying assets are presented in a complementary manner:

	12-31-2023				12-31-2022
	Assets		Liabilities		Assets		Liabilities
Description of Instruments covered	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Finance debt	46,969,512	8,252,744	37,011,496	5,004,408	21,188	56,769,346	488,193	45,391,794
Investments in property, plant & equipment	715,556	229,145	597,382	—	223,983	—	1,816,459	—
Operating income	9,228,335	794,030	34,222,093	1,945,366	1,895,036	711,403	—	—
Other	1,096,258	—	962,991	—	90,580	—	5,288,702	—
TOTAL	58,009,661	9,275,919	72,793,962	6,949,774	2,230,787	57,480,749	7,593,354	45,391,794

-	General information Related to Hedging Derivative Instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

				Fair value of	Fair value of
Type of	Description	Description	Type	hedged item	hedged item
hedge	of hedged	of hedged	of	12-31-2023	12-31-2022
instrument	risk	item	risk hedged	ThCh$	ThCh$
SWAP	Exchange rate	Unsecured obligations (bonds)	Cash flow	12,131,181	8,260,069
SWAP	Interest rate	Loans with related parties	Cash flow	1,075,171	2,650,478
FORWARD	Exchange rate	Operating income	Cash flow	(26,145,093)	2,606,439
FORWARD	Exchange rate	Investments in property, plant & equipment	Cash flow	347,318	(1,592,476)
FORWARD	Interest rate	Other	Cash flow	133,267	(5,198,122)

As of December 31, 2023 and 2022, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

At the reporting date, the Group did not establish fair value hedging relationships.

b)	Financial derivative instruments assets and liabilities at fair value through profit or loss

As of December 31, 2023, and 2022, liabilities were recognized in the financial statement as a result of derivative financial operations that are recognized at fair value through profit or loss. The amounts are detailed below:

	12-31-2023				12-31-2022
	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instrument	46,128	640	—	—	1,014,802	4,948,441	20,382	—
Total	46,128	640	—	—	1,014,802	4,948,441	20,382	—

These derivative instruments correspond to forward contracts entered into by the Group, the purpose of which is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic substance, they do not qualify for hedge accounting because they do not strictly comply with the hedge accounting requirements established in IFRS 9 Financial Instruments”.

c)	Other information on derivatives:

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2023 and 2022:

	12-31-2023
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	1,075,171	43,856,000	—	—	—	—	43,856,000
Cash flow hedge	1,075,171	43,856,000	—	—	—	—	43,856,000
Exchange rate hedge:	(13,533,327)	1,490,311,984	188,944,903	—	—	—	1,679,256,887
Cash flow hedge	(13,533,327)	1,490,311,984	188,944,903	—	—	—	1,679,256,887
Derivatives not designated for hedge accounting	45,488	3,707,241	—	—	—	—	3,707,241
Total	(12,412,668)	1,537,875,225	188,944,903	—	—	—	1,726,820,128

	12-31-2022
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	2,650,478	—	42,793,000	—	—	—	42,793,000
Cash flow hedge	2,650,478	—	42,793,000	—	—	—	42,793,000
Exchange rate hedge:	4,075,910	322,052,096	364,502,500	53,674,459	—	—	740,229,055
Cash flow hedge	4,075,910	322,052,096	364,502,500	53,674,459	—	—	740,229,055
Derivatives not designated for hedge accounting	(3,913,257)	480,643,867	409,241	—	—	—	481,053,108
Total	2,813,131	802,695,963	407,704,741	53,674,459	—	—	1,264,075,163

The notional amount of the contracts entered into does not represent the risk assumed by the Group, as this amount only relates to the basis on which the derivative settlement calculations are made.

23.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2023 and 2022:

		Fair Value Measured at End of Reporting Period Using:
	12-31-2023	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	67,285,580	—	67,285,580	—
Financial derivatives not designated for hedge accounting	46,128	—	46,128	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	—	—	—	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	2,693,291	—	2,693,291	—
Equity instruments at fair value through other comprehensive income	2,454,320	2,326,466	127,854	—
Total	72,479,319	2,326,466	70,152,853	—
Financial Liabilities:
Financial derivatives designated as cash flow hedges	79,743,736	—	79,743,736	—
Financial derivatives not designated for hedge accounting	640	—	640	—
Derivatives of commodities designated as cash flow hedges at fair value through profit or loss	—	—	—	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	15,456,599	—	15,456,599	—
Total	95,200,975	—	95,200,975	—

		Fair Value Measured at End of Reporting Period Using:
	12-31-2022	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	59,711,536	—	59,711,536	—
Financial derivatives not designated for hedge accounting	1,035,184	—	1,035,184	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	887,840	—	887,840	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	162,288,498	—	162,288,498	—
Equity instruments at fair value through other comprehensive income	2,454,363	2,326,509	127,854	—
Total	226,377,421	2,326,509	224,050,912	—
Financial Liabilities:
Financial derivatives designated as cash flow hedges	52,985,148	—	52,985,148	—
Financial derivatives not designated for hedge accounting	4,948,441	—	4,948,441	—
Derivatives of commodities designated as cash flow hedges at fair value through profit or loss	10,016,824	—	10,016,824	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	46,937,977	—	46,937,977	—
Total	114,888,390	—	114,888,390	—

24.  TRADE AND OTHER PAYABLES

The detail of trade and other current payables as of December 31, 2023 and 2022 are as follows:

	Current		Non-current
	12-31-2023	12-31-2022	12-31-2023	12-31-2022
Trade payables	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers (1)	296,463,374	504,236,945	595,066,548	308,013,985
Fuel and gas suppliers	255,565,802	236,836,190	—	—
Payables for goods and services	360,701,265	354,236,627	290,572	487
Payables for assets acquisition	411,906,974	443,512,746	165,073	161,040
Subtotal Trade Payables	1,324,637,415	1,538,822,508	595,522,193	308,175,512
Other Payables
Dividends payable to third parties	80,661,541	150,050,339	—	—
Accounts payables to employees	46,238,848	43,184,467	—	—
Other payables	12,954,161	11,835,595	12,664	133,350
Subtotal other current payables	139,854,550	205,070,401	12,664	133,350
Total	1,464,491,965	1,743,892,909	595,534,857	308,308,862

(1)The non-current portion shows delays in payments for energy purchases of ThCh$595,066,548 as of December 31, 2023, and ThCh$308,013,985 as of December 31, 2022, generated by the temporary electric power pricing stabilization mechanism for customers subject to price regulation, as established in Laws Nos. 21,185 and 21,172 (see Note 9).

The description of the liquidity risk management policy is detailed in Note 22.4.

The details of trade payables, both current and past due as of December 31, 2023 and 2022, are presented in Appendix 3.

25.  PROVISIONS

a)	The detail of provisions as of December 31, 2023 and 2022, is detailed as follows:

	Current		Non-current
	12-31-2023	12-31-2022	12-31-2023	12-31-2022
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings (1)	1,146,184	1,386,074	10,471,912	15,718,485
Decommissioning or restoration (2)	19,604,923	19,307,862	199,692,340	172,703,975
Other provisions	4,401,603	2,208,070	1,436,434	1,047,783
Total	25,152,710	22,902,006	211,600,686	189,470,243
(1)	The main contingencies are disclosed in Note 36.3.
(2)	See Note 3.a.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the resolution of specific matters related to each one. For example, specifically for litigation, this depends on the final resolution of the corresponding legal claim. Management believes that provisions recognized in the financial statements cover the related risks appropriately.

b)	Movements in provisions as of December 31, 2023 and 2022 are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Movements in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2023	17,104,559	192,011,837	3,255,853	212,372,249
Increase (decrease) in existing provisions	998,509	35,791,283	3,789,060	40,578,852
Provisions used (1)	(5,369,356)	(19,730,606)	(63,265)	(25,163,227)
Reversal of unused provision	(1,110,322)	—	(1,298,849)	(2,409,171)
Increase from adjustment to time value of money (2)	—	12,737,015	—	12,737,015
Foreign currency translation differences	(5,294)	748,914	155,238	898,858
Decreases due to classification as held for sale (3)	—	(2,261,180)	—	(2,261,180)
Total movements in provisions	(5,486,463)	27,285,426	2,582,184	24,381,147
Balance as of December 31, 2023	11,618,096	219,297,263	5,838,037	236,753,396

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Movements in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2022	14,414,328	186,716,459	12,738,244	213,869,031
Increase (decrease) in existing provisions (4)	11,224,282	11,059,100	(1,697,843)	20,585,539
Provisions used	(7,178,867)	(16,548,540)	(7,250,696)	(30,978,103)
Reversal of unused provision	(1,300,906)	—	—	(1,300,906)
Increase from adjustment to time value of money	—	11,338,594	—	11,338,594
Foreign currency translation differences	(54,278)	(72,347)	8,032	(118,593)
Decreases due to classification as held for sale (3)	—	(481,429)	(541,884)	(1,023,313)
Total movements in provisions	2,690,231	5,295,378	(9,482,391)	(1,496,782)
Balance as of December 31, 2022	17,104,559	192,011,837	3,255,853	212,372,249
(1)	The increase in the provision for dismantling or restoration during the year ended December 31, 2023 is primarily explained by an increase related to the Los Cóndores Power Station of ThCh$19,053,494. The construction phase of the main elements of the civil works is practically finished, and due to the effect on the valuation of all obligations that originated from the drop in interest rates during the year. This was offset by expenditure made during 2023, which reduce the balance of the provision and related to the dismantling processes of the Bocamina complex and the Tarapacá Power Station.
(2)	Corresponds to a financial update, see Note 34.
(3)	See Note 5.
(4)	The increase in provisions for dismantling or restoration during the year ended December 31, 2022 is primarily due to the decline in interest rates observed during the period.

26.  POST-EMPLOYMENT BENEFIT OBLIGATIONS.

26.1 General information

Enel Chile S.A. and certain subsidiaries granted various post-employment benefits to either all or certain active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.m.1, and include primarily the following:

Defined benefit plans:

•	Employee severance indemnities: The beneficiary receives a certain number of contractual salaries on the date of his retirement. This benefit becomes enforceable once the employee has provided services for a minimum period that, depending on the company, ranges from 5 to 15 years.
•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.
•	Electricity supply: The beneficiary receives a monthly bonus, which covers a part of the billing for their home consumption.
•	Healthcare benefits: The beneficiary receives additional coverage that supplements the coverage provided by the social security regime.

26.2 Details, changes and presentation in financial statements

a)	The post-employment obligations associated with defined benefits plans and the related plan assets as of December 31, 2023 2022 are as follows:

	12-31-2023	12-31-2022
	ThCh$	ThCh$
Employee severance indemnities	43,374,602	42,264,281
Complementary Pension	14,208,449	14,971,439
Health Plans	2,383,550	2,545,406
Energy Supply Plans	2,853,443	2,918,289
Total post-employment obligations, net	62,820,044	62,699,415

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the period of December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Cost of current defined benefit plan service	(1,454,028)	(1,362,838)	(1,099,554)
Defined benefit plan interest cost (1)	(3,179,469)	(3,072,155)	(1,818,983)
Past service cost	—	(31,456)	—
Expenses recognized in Profit or Loss	(4,633,497)	(4,466,449)	(2,918,537)
Gains (losses) from remeasurement of defined benefit plans	(27,122)	(7,304,757)	12,547,898
Total expense recognized in the Statement of Comprehensive Income	(4,660,619)	(11,771,206)	9,629,361

(1) See Note 34.

c)	The balance and movements in post-employment defined benefit obligations as of December 31, 2023 and 2022 are as follows:

ThCh$
Balance as of January 1, 2022	58,951,586
Current service cost	1,362,838
Interest cost	3,072,155
Actuarial (gains) losses from changes in financial assumptions	749,038
Actuarial (gains) losses from changes in experience adjustments	6,555,719
Foreign currency translation differences	1,274
Past service cost of defined benefit plan obligation	31,456
Decreases to be classified as held for sale (1)	(1,440,044)
Contributions paid	(6,890,911)
Transfer of employees	306,304
Balance as of December 31, 2022	62,699,415
Current service cost	1,454,028
Interest cost	3,179,469
Actuarial (gains) losses from changes in financial assumptions	279,660
Actuarial (gains) losses from changes in experience adjustments	(252,538)
Foreign currency translation differences	38,189
Contributions paid	(5,115,909)
Transfer of employees	537,730
Balance as of December 31, 2023	62,820,044

(1)See Note 5.

26.3 Other disclosures

•	Actuarial assumptions:

As of December 31, 2023 and 2022, the following assumptions were used in the actuarial calculation of defined benefit plans:

	12-31-2023	12-31-2022
Discount rates used	5.31%	5.40%
Expected rate of salary increases	3.80%	3.80%
Turnover rate	6.80%	6.50%
Mortality tables	CB-H-2014 and RV-M-2014	CB-H-2014 and RV-M-2014

•	Sensitivity:

As of December 31, 2023, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$3,764,660 (ThCh$3,962,426 as of December 31, 2022) in the event of a rate increase and an increase of ThCh$3,992,164 (ThCh$4,395,042 as of December 31, 2022) in the event of a rate decrease.

•	Defined contribution:

According to the available estimate, the disbursements foreseen to cover the defined benefit plans for 2023 amount to ThCh$7,574,650.

•	Length of commitments:

Enel Chile´s obligations have a weighted average length of 6.89 years and the outflows of benefits for the next 10 years is expected to be as follows:

Years	ThCh$
1	7,574,650
2	6,077,675
3	5,913,219
4	6,103,218
5	6,707,965
6 to 10	29,671,215

27.  EQUITY

27.1.Equity attributable to the owners of Enel Chile

27.1.1. Subscribed and paid capital and number of shares

The issued capital of Enel Chile for the period of December 31, 2023 and 2022, is ThCh$3,882,103,470 divided into 69,166,557,220 authorized, subscribed, and paid shares. All shares issued by the Company are subscribed and paid. Enel Chile’s common stock is traded on the Santiago Stock Exchange (Bolsa de Comercio de Santiago de Chile), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile), and the New York Stock Exchange (NYSE).

27.2 Dividends

Dividend No.	Type of Dividend	Agreement date	Payment Date	Total Amount ThCh$	CLP per Share	Charged to Fiscal
10	Eventual	04-28-2021	05-28-2021	212,853,281	3.0774	(1)
11	Provisional	11-26-2021	01-28-2022	7,260,512	0.10497	2021
12	Definitive	04-27-2022	05-27-2022	18,285,678	0.26437	2021
13	Provisional	11-25-2022	01-27-2023	22,416,356	0.32409	2022
14	Definitive	04-26-2023	05-26-2023	353,208,322	5.10663	2022
15	Provisional	11-23-2023	01-26-2024	41,348,740	0.59781	2023
(1)	At the Ordinary Shareholders’ Meeting held on April 28, 2021, the shareholders agreed to distribute a dividend with a debit against retained earnings from prior years to offset the impairment losses recognized by the subsidiary Enel Generación in 2020 (see Note 16.c.iv, Development during 2020).

27.3 Foreing currency translation reserves

The detail by company of the translation differences attributable to owners of the Group of the consolidated statement of financial position as of December 31, 2023, 2022 and 2021 is as follows:

	For the years ended December 31,
	12-31-2023	12-31-2022	12-31-2021
	ThCh$	ThCh$	ThCh$
Enel Generación Chile S.A.	4,515,843	(4,083,680)	(7,729,810)
GNL Chile S.A.	1,998,444	1,459,238	1,598,641
Grupo Enel Green Power Chile	320,041,220	299,328,951	285,686,490
Enel X AMPCI Ebus Chile SpA	—	—	246,142
TOTAL	326,555,507	296,704,509	279,801,463

27.4 Restrictions on subsidiaries transferring funds to the parent

Our subsidiary Enel Generación Chile must comply with certain financial ratios or covenants, which require a minimum level of equity or contain other characteristics that restrict the transfer of assets to the Parent Company. As of December 31, 2023 and 2022, the Company’s interest in the net restricted assets of Enel Generación Chile was ThCh$712,519,037.

27.5 Other reserves

Other reserves for the years ended December 31, 2023, 2022 and 2021 are as follows:

	01-01-2023	2023 Changes	12-31-2023
Detail of other reserves	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	296,704,509	29,850,998	326,555,507
Cash flow hedges	(293,168,877)	(131,365,686)	(424,534,563)
Financial assets at fair value through other comprehensive income	1,802	(30)	1,772
Other miscellaneous reserves	(2,262,872,826)	6,975,493	(2,255,897,333)
TOTAL	(2,259,335,392)	(94,539,225)	(2,353,874,617)

	01-01-2022	2022 Changes	12-31-2022
Detail of other reserves	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	279,801,463	16,903,046	296,704,509
Cash flow hedges	(391,523,134)	98,354,257	(293,168,877)
Financial assets at fair value through other comprehensive income	1,804	(2)	1,802
Other miscellaneous reserves	(2,275,701,545)	12,828,719	(2,262,872,826)
TOTAL	(2,387,421,412)	128,086,020	(2,259,335,392)

	01-01-2021	2021 Changes	12-31-2021
Detail of other reserves	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	103,650,093	176,151,370	279,801,463
Cash flow hedges	(102,946,095)	(288,577,039)	(391,523,134)
Financial assets at fair value through other comprehensive income	1,783	21	1,804
Other miscellaneous reserves	(2,278,331,266)	2,629,721	(2,275,701,545)
TOTAL	(2,277,625,485)	(109,795,927)	(2,387,421,412)
a)	Foreing currency translation differences reserves: These reserves arise primarily from exchange differences relating to the translation of financial statements of the Company’s consolidated entities with functional currencies other than the Chilean peso (see Note 2.9).
b)	Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 3.g.5 and 3.h).
c)	Other miscellaneous reserves:

The main items and their effects are the following:

	For the years ended
	2023	2022	2022
Other Miscellaneous Reserves	ThCh$	ThCh$	ThCh$
Company restructuring reserve ("Division") (i)	(534,057,733)	(534,057,733)	(534,057,733)
Reserve for transition to IFRS (ii)	(457,221,836)	(457,221,836)	(457,221,836)
Reserve for subsidiaries transactions (iii)	12,502,494	12,502,494	12,502,494
Reserves for Tender Offer of Enel Generation “Reorganization of Renewable Assets” (iv)	(910,437,224)	(910,437,224)	(910,437,224)
Reserves “Reorganization of Renewable Assets” (v)	(407,354,462)	(407,354,462)	(407,354,462)
Argentine hyperinflation (vi)	25,649,268	18,688,009	13,222,164
Other miscellaneous reserves (vii)	15,022,160	15,007,926	7,645,052
TOTAL	(2,255,897,333)	(2,262,872,826)	(2,275,701,545)
i)	Corporate restructuring reserve (Division): This represents the effect generated by the corporate reorganization of Enersis S.A. (currently Enel Américas), concluded in 2016, whereby the company divided its businesses between Chile and the rest of South America. The new company was called Enersis Chile (now Enel Chile), and was assigned the equity corresponding to the related business in Chile.
ii)	Reserves for transition to IFRS: In compliance with the provisions of Circular No. 456 by the CMF, the price-level restatement of accumulated paid-in capital has been incorporated in this category from the date of the Company’s transition to IFRS, i.e., January 1, 2004, through December 31, 2008.
iii)	Reserves for business combinations: These represent the effect generated by the purchases of interest under common control.

iv)	“Reorganization of Renewable Assets” Enel Generación Chile Takeover Reserve: This represents the difference between the carrying amount of non-controlling interest acquired as part of the tender offer aimed at acquiring all shares issued by the subsidiary Enel Generación Chile completed in March 16, 2018.
v)	“Reorganization of Renewable Assets” Reserve: This corresponds to the reserve constituted by the merger between Enel Green Power Latin América S.A. and Enel Chile on April 2, 2018. It represents the recognition of the difference produced by the capital increase in Enel Chile (corresponding to the market value of interest in Enel Green Power Chile and subsidiaries) and the carrying amount of Enel Green Power Latin América S.A. equity that was incorporated under share capital in the equity distributable to the owners of Enel Chile, as a result of the merger.
vi)	Hyperinflation in Argentina: This corresponds to the calculated effect of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch held by the Enel Generación Chile Group in Argentina (see Note 2.9).
vii)	Other miscellaneous reserves: This reserve derives from transactions performed in prior years.

27.6 Non-controlling Interests

The detail of non-controlling interests as of December 31, 2023, 2022 and 2021 is as follows:

		Non-controlling Interests
		Equity		Profit (Loss)
	12-31-2023	12-31-2023	12-31-2022	2023	2022	2021
Companies	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	0.91%	6,355,777	6,227,952	127,316	201,180	151,538
Enel Transmisión Chile S.A. (1)	0.91%	—	—	—	441,203	291,934
Enel Generación Chile S.A.	6.45%	151,219,559	133,643,846	32,630,554	38,554,346	7,480,423
Empresa Eléctrica Pehuenche S.A.	7.35%	11,753,423	12,839,546	10,855,794	13,741,749	7,717,216
Sociedad AgrÍcola de Cameros Ltda.	42.50%	2,137,425	2,305,275	(147,686)	194,687	52,068
Geotermica del Norte S.A.	15.41%	66,439,207	64,351,911	461,920	(1,408,970)	(760,576)
Parque Eólico Talinay Oriente S.A.	39.09%	76,728,440	72,215,503	2,606,244	5,155,807	609,150
Other		172,523	154,375	23,474	21,529	14,412
TOTAL		314,806,354	291,738,408	46,557,616	56,901,531	15,556,165

(1)See Note 2.4.1.i.

28.  REVENUE AND OTHER OPERATING INCOME

The detail of revenue presented in the statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021 is as follows:

	For the years ended December 31,
	2023	2022	2021
Revenues	ThCh$	ThCh$	ThCh$
Energy sales	3,690,958,879	3,555,216,142	2,585,248,169

Generation	2,252,662,000	2,233,369,420	1,489,763,351
Regulated customers	825,204,686	822,190,715	532,353,167
Unregulated customers	1,319,064,760	1,209,931,004	893,147,380
Spot market sales	108,392,554	201,247,701	64,262,804
Distribution	1,438,296,879	1,321,846,722	1,095,484,818
Residential	742,496,383	732,865,039	597,631,419
Business	435,449,860	362,207,598	293,442,712
Industrial	120,007,325	109,083,560	99,516,111
Other consumers (1)	140,343,311	117,690,525	104,894,576

Other sales	510,542,878	716,907,816	156,907,706
Gas sales	463,898,120	671,732,249	129,442,332
Sales of goods and services	46,644,758	45,175,567	27,465,374

Revenue from other services	61,089,340	106,876,132	87,526,529
Tolls and transmission	897,969	52,534,938	29,341,568
Metering equipment leases	3,494,551	3,062,728	2,967,964
Services and Business Advisories provided (Public lighting, connections and electrical advisories)	40,495,038	35,353,775	44,126,106
Other services	16,201,782	15,924,691	11,090,891

Total Revenues	4,262,591,097	4,379,000,090	2,829,682,404

	For the years ended December 31,
	2023	2022	2021
Other Income	ThCh$	ThCh$	ThCh$
Income by agreement with Shell (2)	5,613,300	460,714,800	—
Revenue from modification of contracts with suppliers (3)	32,713,420	—	—
Commodity derivative income	22,968,987	66,506,258	6,814,747
Regasification service	31,789,548	29,739,775	—
Income from sanctions to users	4,548,654	3,801,165	3,419,398
Compensation from delayed suppliers	625,908	3,304,994	—
Income from insurance claims (insurance)	6,074,155	8,233,249	6,352,546
Temporary lease of generation facilities	—	—	686,126
Reversal of SEF fine		—	1,161,837
Other	13,320,924	5,131,532	7,112,477
Total other income	117,654,896	577,431,773	25,547,131

(1)	For the year ended December 31, 2023, it includes income from the sale of energy to (i) municipalities of ThCh$49,987,374 (ThCh$38,916,267 and ThCh$37,097,819 as of December 31, 2022 and 2021, respectively); (ii) government entities of ThCh$38,764,296 (ThCh$32,527,895 and ThCh$15,986,996 as of December 31, 2022 and 2021, respectively); (iii) agricultural companies of ThCh$7,329,544 (ThCh$7,203,781 and ThCh$7,798,059 as of December 31, 2022 and 2021, respectively); (iv) public and telecommunications service companies of ThCh$3,803,246 (ThCh$3,148,872 and ThCh$10,624,227 as of December 31, 2022 and 2021, respectively); (v) educational institutions of ThCh$1,653,215 (ThCh$2,309,902 and ThCh$4,121,823 as of December 31, 2022 and 2021, respectively); (vi) health services of ThCh$12,676,699 (ThCh$10,397,470 and ThCh$12,142,923 as of December 31, 2022 and 2021, respectively); and (vii) other of ThCh$26,128,937 (ThCh$23,186,338 and ThCh$17,122,729 as of December 31, 2022 and 2021, respectively).

(2)	On December 19, 2022, an agreement was signed between our subsidiary Enel Generación Chile and Shell Global Energy Limited, Singapore Branch, to modify the contract called LNG Sale and Purchase Agreement, mainly consisting of accepting the reduction of volumes committed by the supplier, for the remaining term of the contract, maintaining the same cost level and mitigating the volatility of the price formula. The price of the agreement, which reached US$ 520 million, was fully paid by Shell Global Energy Limited on December 29, 2022.

(3)	Additional income generated by the renegotiation of commercial terms considered in contracts with energy suppliers.

29.  RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the years ended December 31, 2023, 2022 and 2021 is as follows:

	For the years ended December 31,
	2023	2022	2021
Raw materials and consumables used	ThCh$	ThCh$	ThCh$
Energy purchases	(1,785,282,844)	(1,885,218,041)	(1,296,992,284)
Fuel consumption	(536,292,557)	(587,063,837)	(374,868,794)
Gas	(519,490,872)	(441,848,645)	(251,009,877)
Oil (*)	(16,801,685)	(45,657,067)	(27,576,693)
Coal (*)	—	(99,558,125)	(96,282,224)
Energy transmission cost	(321,591,798)	(295,519,943)	(151,738,224)
Gas sales costs	(243,391,369)	(519,475,247)	(110,831,219)
Other variable supplies and services	(109,026,891)	(112,246,999)	(76,874,883)
Total raw materials and consumables used	(2,995,585,459)	(3,399,524,067)	(2,011,305,404)

(*) In 2022, this item includes an impairment loss on coal inventory of ThCh$50,136,749 as a consequence of the closure of the Bocamina II plant (ThCh$45,904,847 in 2021). For the same reason, adjustments due to an impairment loss on diesel were also recorded for ThCh$1,076,839 (ThCh$667,298 in 2021). For further information see Note 11 and Note 16.c.iv.

30.  EMPLOYEE BENEFITS EXPENSE

The detail of employee expenses for the years ended December 31, 2023, 2022, and 2021, is as follows:

	For the years ended December 31,
	2023	2022	2021
Employee Benefits Expense	ThCh$	ThCh$	ThCh$
Wages and salaries	(146,824,150)	(141,118,974)	(129,759,535)
Post-employment benefit obligations expense	(1,454,028)	(1,394,294)	(1,099,554)
Social security and other contributions	(15,071,705)	(14,545,508)	(13,059,172)
Other employee expenses(*)	(9,437,917)	(1,180,617)	(19,426,893)
Total Employee Benefits Expenses	(172,787,800)	(158,239,393)	(163,345,154)

(*) In 2023, this item includes an amount of ThCh$3,700,000 for restructuring expenses and provisions. In 2021 this item includes an amount of ThCh$17,602,579 for restructuring expenses and provisions associated with the Group's digitization strategy for the period 2021-2024, which enables the adoption of new work and operation models and demands new skills and knowledge to make processes even more efficient.

31.  DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSS OF PROPERTY, PLANT AND EQUIPMENT AND FINANCIAL ASSETS UNDER-IFRS 9

a)	The detail of the depreciation and amortization expense for the years ended December 31, 2023, 2022, and 2021, is as follows:

	For the years ended December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Depreciation	(234,772,927)	(215,986,710)	(198,700,349)
Amortization	(18,626,857)	(22,286,241)	(12,227,307)
Total	(253,399,784)	(238,272,951)	(210,927,656)
b)	The detail of the items related to impairments for the years ended December 31, 2023, 2022, and 2021, is as follows:

	For the years ended December 31,
	Generation			Distribution and Transmission			Other			Total
	2023	2021	2020	2023	2021	2020	2023	2021	2020	2023	2021	2020
Information on Impairment Losses by Reportable Segment	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current assets held for sale (1)	—	(2,286,438)	—	—	—	—	—	—	—	—	(2,286,438)	—
Property, plant and equipment (2)	(7,023,888)	—	(33,035,731)	—	—	—	—	—	—	(7,023,888)	—	(33,035,731)
Investment property (3)	—	—	—	—	—	—	—	738,739	136,877	—	738,739	136,877
Total Reversal of impairment losses (impairment losses) recognized in profit or loss	(7,023,888)	(2,286,438)	(33,035,731)	—	—	—	—	738,739	136,877	(7,023,888)	(1,547,699)	(32,898,854)
Impairment gain and reversals from impairment losses (impairment losses) in accordance with IFRS 9 (4)	90,538	(1,992,280)	(691,132)	(10,068,805)	(20,030,616)	(17,419,025)	(795,178)	(2,458)	(655,018)	(10,773,445)	(22,025,354)	(18,765,175)

(1)See Note 5.2.

(2)See Note 16.

(3)See Note 17.

(4)See Note 9.d)

32.  OTHER EXPENSE, BY NATURE

Other miscellaneous operating expense for the years ended December 31, 2023, 2022, and 2021 are as follows:

	For the years ended December 31,
	2023	2022	2021
Other Expenses by nature	ThCh$	ThCh$	ThCh$
Professional, outsourced and other services	(89,383,102)	(83,023,012)	(74,650,311)
Write-off of property, plant and equipment (1)	—	(52,799,997)	—
Repairs and maintenance	(50,960,014)	(50,001,947)	(43,670,583)
Insurance premiums	(22,189,722)	(24,551,805)	(23,487,377)
Environmental expenses	(4,385,912)	(10,091,657)	(7,998,327)
Administrative expenses	(9,205,282)	(9,895,827)	(9,072,602)
Taxes and charges	(5,450,817)	(6,773,397)	(6,316,351)
Leases and rental costs	(5,459,314)	(5,436,911)	(3,790,971)
Marketing, public relations and advertising	(3,018,208)	(2,991,329)	(1,971,879)
Travel expenses	(2,887,832)	(3,197,752)	(1,220,870)
Indemnities and fines	(113,298)	(354,539)	(76,693)
Other supplies and services	(19,490,364)	(19,916,674)	(17,294,861)
Total	(212,543,865)	(269,034,847)	(189,550,825)

(1)See explanation in Note 16.c.v.

33.  OTHER GAINS (LOSSES)

The detail of other gains (loss) for the years ended December 31, 2023, 2022, and 2021 is as follows:

	For the years ended December 31,
	2023	2022	2021
Other Gains (Losses)	ThCh$	ThCh$	ThCh$
Gain on sale of Enel Transmisión Chile S.A. (1)	—	981,856,639	—
Gain on sale of investment in Arcadia Generación Solar S.A. (2)	215,618,389	—	—
Profit on sale of corporate building (3)	959,228	—	—
Sale of Huasco Power Station (7)	3,808,947	—	—
Proceeds (losses) from sales of other property, plant and equipment	(372,916)	810,776	—
Gain on sale of Transmisora Eléctrica de Quillota Ltda. (4)	1,833,289	—	9,968,845
Loss on sale of Enel X AMPCI Ebus Chile SpA (5)	—	(788,848)	—
Loss on sale of Sociedad de Inversiones K Cuatro SpA (6)	—	(20,938)	—
Gain (loss) on sale of other investments	—	123,667	168,439
Total	221,846,937	981,981,296	10,137,284

(1)See Note 5.3.

(2)See Note 5.1.

(3)See Note 5.2.

(4)See Note 13.3.c).

(5)See Note 2.5.ii.

(6)See Note 13.3.b).

(7)See Note 16

34.  FINANCIAL RESULTS

Finance income and costs for the years ended December 31, 2023, 2022, and 2021 are as follows:

	For the years ended December 31,
	2023	2022	2021
Finance Income	ThCh$	ThCh$	ThCh$
Income from deposits and other financial instruments	34,603,188	19,898,958	3,259,801
Interests charged to customers in energy accounts and billing	22,872,508	16,001,236	13,130,196
Finance income per Law No.21,185 (1)	6,108,432	7,455,121	4,802,376
Finance income per Law No. 21,472 (1)	10,046,692	—	—
Finance income from contracts with electrical distribution companies (2)	52,656,295	—	—
Financial update of decommissioning provisions Bocamina I, II and Tarapacá	—	1,197,149	4,720,818
Finance income by Law No.21,340 and No.21,249 (6)	—	3,833,564	—
Other finance income	7,966,721	2,028,557	507,209
Total	134,253,836	50,414,585	26,420,400

	For the years ended December 31,
	2023	2022	2021
Finance Costs	ThCh$	ThCh$	ThCh$
Bank loans	(31,817,545)	(11,590,144)	(2,727,697)
Bonds payable to the public not guaranteed	(89,158,452)	(92,414,063)	(85,990,347)
Lease obligations	(9,688,516)	(6,822,606)	(1,960,901)
Valuation of financial derivatives for cash flow hedging	2,036,248	(3,034,351)	(9,327,966)
Financial cost by Law No.21,185 (1)	(3,363,744)	(2,235,708)	(2,409,504)
Financial update of provisions (3)	(12,737,015)	(11,338,594)	(3,048,796)
Post-employment benefit obligations (4)	(3,179,469)	(3,072,155)	(1,818,983)
Debt formalization expenses and other associated expenses	(4,729,704)	(4,822,933)	(5,003,674)
Capitalized borrowing costs	81,447,057	83,292,276	61,513,684
Financial cost related companies	(57,701,258)	(72,780,613)	(42,066,043)
Assignment of rights and sale of accounts receivable to customers (5)	(30,472,335)	(31,626,916)	(49,933,286)
Financial costs by law No.21,340 and No.21,249 (6)	—	(1,046,173)	(10,345,206)
Trade agreements with customers	(29,585,996)	(11,412,536)	(852,435)
Interest taxes remitted abroad	(7,918,905)	(10,380,979)	(2,829,996)
Sales agreements with customers	(4,445,170)	(5,090,971)	(13,313,725)
Other financial costs (7)	(45,752,752)	(9,241,567)	(3,928,241)
Total	(247,067,556)	(193,618,033)	(174,043,116)
Gains or loss from indexed assets and liabilities, net (*)	25,285,703	5,862,890	5,897,520
Foreign currency exchange differences (**)	(856,350)	18,401,453	(15,334,368)
Total Finance Costs	(222,638,203)	(169,353,690)	(183,479,964)
Total Financial Results	(88,384,367)	(118,939,105)	(157,059,564)
(1)	Relates to finance income and costs generated by the temporary electric power pricing stabilization mechanism for customers subject to price regulation, as established in Law No. 21,185 (see Note 9), and the implementation of Law No. 21,472.
(2)	Relates to interest generated by accounts receivable from electric distribution companies, which are pending billing and have been accumulating from July 2022, due to the postponement in the issuance of the related tariff decrees.
(3)	See Note 25.
(4)	See Note 26.2, b).
(5)	See Note 9.a.2.
(6)	Costs resulting from a financial discount applied to accounts receivable linked to the Basic Services Law (see Note 4.b)
(7)	During 2023, finance cost includes ThCh$35,545,640, associated with losses on sales of financial accounts receivable, specifically assets that arose from finance lease contracts entered into by the Company, related to the Santa Rosa and Transantiago 5 electric mobility projects. The amount collected from the sale of these financial assets amounted to ThCh$ 18,409,620.

The origins of the effects on results for the application of adjustment units and foreign exchange gains (losses) are as follows:

	For the years ended December 31,
	2023	2022	2021
Gains (losses) from Indexed Assets and Liabilities (*)	ThCh$	ThCh$	ThCh$
Other financial assets	—	41,683	—
Other non-financial assets	644,567	12,478,960	64,806
Trade and other receivables (1)	24,019,915	3,086,549	1,837,037
Current tax assets and liabilities	16,003,529	4,405,500	4,168,869
Other financial liabilities (Financial Debt and Derivative Instruments)	(49,998)	41,681	2,743,973
Trade and other payables	(1,281,898)	(275,114)	(103,883)
Other provisions	(409,422)	(772,689)	(610,605)
Other non-financial liabilities	(81)	—	(101,358)
Subtotal result after adjustment	38,926,612	19,006,570	7,998,839
Inventories	124,039	57,829	20,926
Intangible assets other than goodwill	6,397	(130,899)	(77,239)
Property, plant and equipment	2,407,376	2,453,485	1,451,708
Deferred tax liability	(8,973,532)	(9,635,742)	(1,429,582)
Equity	(7,441,370)	(5,842,818)	(2,143,830)
Other Provisions of Services	123	(1,900)	(1,849)
Personal expenses	132,101	286,371	161,385
Other fixed operating expenses	97,126	324,911	139,968
Financial income	(7,032)	(726,557)	(231,931)
Financial expenses	13,863	71,640	9,125
Subtotal Hyperinflation result (2)	(13,640,909)	(13,143,680)	(2,101,319)
Gains from indexed assets and liabilities net	25,285,703	5,862,890	5,897,520

	For the years ended December 31,
	2023	2022	2021
Foreign currency exchange differences (**)	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	(8,872,872)	(8,613,242)	1,863,916
Other financial assets	(16,979,855)	13,779,941	8,922,639
Other non-financial assets	(1,610,766)	(4,278,891)	(5,754,262)
Trade and other receivables (3) and (4)	51,987,670	(12,070,666)	59,815,718
Current tax assets and liabilities	970,564	475,285	47,239
Other financial liabilities (Financial Debt and Derivative Instruments)	(51,548,616)	28,913,122	(22,271,858)
Trade and other payables (3) and (4)	4,694,067	(25,910,351)	(27,326,682)
Accounts payable to related entities	20,900,256	34,745,005	(30,778,711)
Other non-financial liabilities	(396,798)	(8,638,750)	147,633
Total Foreign currency Exchange differences	(856,350)	18,401,453	(15,334,368)
(1)	In 2023, it mainly includes adjustments generated by accounts receivable from electric distribution companies, which are pending billing and have been accumulating from July 2022, due to the postponement in the issuance of the related tariff decrees.
(2)	Corresponds to the financial effect derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch held by the Enel Generación Chile Group in Argentina (see Note 2.9).
(3)	Includes the exchange effect of the dollarization of trade receivables and payables of ThCh$5,206,396 and ThCh$(4,541,705), respectively, as of December 31, 2023, (ThCh$14,855,933 and ThCh$(2,940,425), respectively, as of December 31, 2022 and ThCh$51,620,491 and ThCh$(23,048,375), respectively, as of December 31, 2021), generated by the temporary mechanism for stabilizing electricity prices for customers subject to rate regulation, as established in Law No. 21,185 (see Note 4.b).(i) and Note 9).
(4)	Contains the exchange effect of the dollarization of trade receivables and payables of ThCh$11,279,382 and ThCh$3,683,482, as of December 31, 2023 (ThCh$(10,220,465) and ThCh$3,106,322, respectively, as of December 31, 2022), generated by the temporary mechanism for stabilizing electricity prices for customers subject to rate regulation, as established in Law No. 21,472 (see Note 4.b).(ii) and Note 9).

35.  INFORMATION BY SEGMENT

35.1. Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on business and geographical areas of responsibility), and its subsidiaries are engaged in either the generation or the distribution business.

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

It should be noted that on December 9, 2022, the Group disposed of its interest in Enel Transmisión Chile, a company belonging to the Distribution and Networks segment until that date. Following the accounting criteria described in Note 3.k), the sale of this company did not qualify as a discontinued operation. Therefore, its results up to the sale date are part of the consolidated results of Enel Chile and are included in the results of the Distribution and Networks segment detailed below.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation Business, and another set of combined information for the Distribution and Networks Business at the reportable segment level. In addition, in order to assist the decision-making process, the Planning & Control Department at Parent Company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA1, Total Capex2, Profit for the Year, Total Energy Generation3, Distribution and Networks4, among others. The presentation of information under this business approach has been made taking into consideration that the KPIs are similar in each of the following aspects:

a)	The nature of the activities: generation on one hand, and distribution and networks on the other;
b)	The nature of the production processes: The Generation Business deals with the generation of electricity and its transmission to dispatch centers, while the Distribution and Networks Business does not generate electricity, but distributes electricity to end customers;
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

2 Corresponds to acquisition of Property, plant and equipment and Intangible assets other than goodwill.

3 Corresponds to electrical energy generated in power plant units, by technology, eliminating self-consumption in a given period.

4 Corresponds to the amount of electricity distributed, free of any losses, in a given period.

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

35.2 Financial information by business line

	Generation		Distribution and Networks		Holdings and eliminations		Total
	12-31-2023	12-31-2022	12-31-2023	12-31-2022	12-31-2023	12-31-2022	12-31-2023	12-31-2022
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS	1,918,545,247	1,937,857,990	536,336,504	517,448,833	(83,910,492)	608,935,496	2,370,971,259	3,064,242,319
Cash and cash equivalents	212,823,126	15,577,716	2,940,695	1,645,018	347,527,469	857,990,965	563,291,290	875,213,699
Other current financial assets	65,072,295	3,328,010	1,120,178	102,529	1,544,161	99,677	67,736,634	3,530,216
Other current non-financial assets	63,169,465	168,853,772	4,807,040	2,071,666	32,520,820	21,714,914	100,497,325	192,640,352
Trade and other receivables, current	912,771,091	941,807,106	494,896,062	498,172,677	41,627,396	69,533,572	1,449,294,549	1,509,513,355
Current accounts receivable from related parties	602,190,049	686,500,891	24,952,429	3,546,493	(576,868,353)	(433,778,780)	50,274,125	256,268,604
Inventories	50,938,318	48,882,081	5,724,742	4,696,300	2,098,819	24,337,712	58,761,879	77,916,093
Current tax assets	11,580,903	46,194,764	1,895,358	6,555,521	67,639,196	67,808,082	81,115,457	120,558,367
Non-current assets or disposal groups held for sale	—	26,713,650	—	658,629	—	1,229,354	—	28,601,633
NON-CURRENT ASSETS	6,773,894,183	6,459,003,403	1,849,188,188	1,503,735,962	839,667,406	838,598,048	9,462,749,777	8,801,337,413
Other non-current financial assets	11,602,385	57,198,350	—	—	—	2,629,290	11,602,385	59,827,640
Other non-current non-financial assets	233,071,238	71,679,797	3,953,515	3,974,661	1,369,111	2,621,883	238,393,864	78,276,341
Trade and other non-current receivables	4,475,497	46,817,168	802,625,706	521,384,397	96,576,938	122,946,080	903,678,141	691,147,645
Non-current accounts receivable from related parties	153,975,416	147,613,887	—	—	153,975,416	(147,613,887)	—	—
Investments accounted for using the equity method	20,010,858	12,792,475	—	—	5,342,927	4,960,303	25,353,785	17,752,778
Intangible assets other than goodwill	109,392,412	107,712,453	77,195,083	76,341,449	8,422,005	7,387,361	195,009,500	191,441,263
Goodwill	34,627,899	34,282,519	2,240,478	2,240,478	847,596,281	847,090,432	884,464,658	883,613,429
Property, plant and equipment	5,922,784,386	5,715,336,720	925,450,961	866,265,376	1,949,473	(9,248,102)	6,850,184,820	6,572,353,994
Investment property	—	—	—	—	7,340,561	7,348,262	7,340,561	7,348,262
Right-of-use assets	251,295,312	231,835,979	2,447,477	2,552,157	15,309,766	(689,704)	269,052,555	233,698,432
Deferred tax assets	32,658,780	33,734,055	35,274,968	30,977,444	9,735,760	1,166,130	77,669,508	65,877,629

TOTAL ASSETS	8,692,439,430	8,396,861,393	2,385,524,692	2,021,184,795	755,756,914	1,447,533,544	11,833,721,036	11,865,579,732

	Generation		Distribution and Networks		Holdings and eliminations		Total
	12-31-2023	12-31-2022	12-31-2023	12-31-2022	12-31-2023	12-31-2022	12-31-2023	12-31-2022
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	2,065,637,016	1,815,369,972	576,000,954	707,079,955	152,280,374	646,041,953	2,793,918,344	3,168,491,880
Other current financial liabilities	476,577,537	55,252,071	962,993	5,288,702	137,474,385	7,979,010	615,014,915	68,519,783
Current lease liabilities	18,751,822	17,743,500	1,295,890	1,273,849	4,090,481	3,287	24,138,193	19,020,636
Trade and other payables, current	1,002,109,641	1,077,964,004	295,724,035	371,911,869	166,658,289	294,017,036	1,464,491,965	1,743,892,909
Current accounts payable to related parties	460,472,605	607,176,390	265,096,026	315,459,903	(262,990,165)	23,862,281	462,578,466	946,498,574
Other current provisions	22,069,709	22,008,065	180,851	180,851	2,902,150	713,090	25,152,710	22,902,006
Current tax liabilities	62,449,826	21,154,968	—	944,932	97,657,386	312,236,470	160,107,212	334,336,370
Other current non-financial liabilities	23,205,876	14,070,974	12,741,159	12,019,849	6,487,848	7,230,779	42,434,883	33,321,602
NON-CURRENT LIABILITIES	3,247,604,951	3,232,461,558	1,110,485,915	629,125,828	(79,174,446)	446,561,163	4,278,916,420	4,308,148,549
Other non-current financial liabilities	474,491,353	876,704,452	—	—	1,430,021,588	1,307,098,804	1,904,512,941	2,183,803,256
Non-current lease liabilities	217,887,656	214,705,438	1,937,104	1,959,481	24,099,267	—	243,924,027	216,664,919
Trade and other payables, non-current	177,737	267,218	595,066,548	308,041,157	290,572	487	595,534,857	308,308,862
Non-Current accounts payable to related parties	2,098,869,424	1,742,214,913	482,987,295	281,625,788	(1,547,065,500)	(876,743,988)	1,034,791,219	1,147,096,713
Other long-term provisions	205,028,658	177,512,333	6,572,028	11,957,910	—	—	211,600,686	189,470,243
Deferred tax liabilities	178,226,692	201,374,515	—	—	(5,714,029)	(2,358,021)	172,512,663	199,016,494
Non-current provisions for employee benefits	20,635,624	19,682,689	22,990,764	24,452,845	19,193,656	18,563,881	62,820,044	62,699,415
Other non-current non-financial liabilities	52,287,807	—	932,176	1,088,647	—	—	53,219,983	1,088,647

EQUITY	3,379,197,463	3,349,029,863	699,037,823	684,979,012	682,650,986	354,930,428	4,760,886,272	4,388,939,303
Equity attributable to owners of the parent	3,379,197,463	3,349,029,863	699,037,823	684,979,012	682,650,986	354,930,428	4,446,079,918	4,097,200,895
Share and paid-in capital	1,076,103,676	1,270,222,769	177,568,664	177,568,664	2,628,431,130	2,434,312,037	3,882,103,470	3,882,103,470
Retained earnings	2,202,473,358	1,900,047,598	788,921,243	778,754,348	(73,543,536)	(204,369,129)	2,917,851,065	2,474,432,817
Share premiums	85,511,492	85,511,492	273,307	273,307	(85,784,799)	(85,784,799)	—	—
Other reserves	15,108,937	93,248,004	(267,725,391)	(271,617,307)	(1,786,451,809)	(1,789,227,681)	(2,353,874,617)	(2,259,335,392)
Non-controlling interests	-	—	—	—	—	—	314,806,354	291,738,408

Total Liabilities and Equity	8,692,439,430	8,396,861,393	2,385,524,692	2,021,184,795	755,756,914	1,447,533,544	11,833,721,036	11,865,579,732

The Holdings and eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Generation			Distribution and Networks			Holdings and eliminations			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
REVENUES AND OTHER OPERATING INCOME	3,276,386,938	3,877,758,513	1,953,287,738	1,511,618,986	1,454,721,924	1,201,833,293	(407,759,931)	(376,048,574)	(299,891,496)	4,380,245,993	4,956,431,863	2,855,229,535
Revenues	3,164,037,940	3,302,181,412	1,934,131,175	1,504,847,651	1,449,144,572	1,193,549,267	(406,294,494)	(372,325,894)	(297,998,038)	4,262,591,097	4,379,000,090	2,829,682,404
Energy sales	2,695,962,741	2,625,836,969	1,803,343,706	1,455,710,472	1,334,971,825	1,103,758,191	(460,714,334)	(405,592,652)	(321,853,728)	3,690,958,879	3,555,216,142	2,585,248,169
Other sales	463,955,105	672,104,106	129,626,809	5,416,211	6,719,051	5,347,333	41,171,562	38,084,659	21,936,360	510,542,878	716,907,816	156,910,502
Other services rendered	4,120,094	4,240,337	1,160,660	43,720,968	107,453,696	84,443,743	13,248,278	(4,817,901)	1,919,330	61,089,340	106,876,132	87,523,733
Other operating income	112,348,998	575,577,101	19,156,563	6,771,335	5,577,352	8,284,026	(1,465,437)	(3,722,680)	(1,893,458)	117,654,896	577,431,773	25,547,131

RAW MATERIALS AND CONSUMABLES USED	(2,077,670,582)	(2,573,293,127)	(1,346,981,551)	(1,321,193,173)	(1,194,700,166)	(974,857,661)	403,278,296	368,469,226	310,533,808	(2,995,585,459)	(3,399,524,067)	(2,011,305,404)
Energy purchases	(948,153,270)	(1,102,539,973)	(660,360,745)	(1,235,044,187)	(1,139,342,609)	(933,785,293)	397,914,613	356,664,541	297,153,754	(1,785,282,844)	(1,885,218,041)	(1,296,992,284)
Fuel consumption	(536,292,557)	(587,063,837)	(374,868,794)	—	—	—	—	—	—	(536,292,557)	(587,063,837)	(374,868,794)
Transportation expenses	(290,452,424)	(305,760,332)	(159,477,763)	(52,134,074)	(17,909,689)	(12,947,272)	20,994,700	28,150,078	20,686,811	(321,591,798)	(295,519,943)	(151,738,224)
Other miscellaneous supplies and services	(302,772,331)	(577,928,985)	(152,274,249)	(34,014,912)	(37,447,868)	(28,125,096)	(15,631,017)	(16,345,393)	(7,306,757)	(352,418,260)	(631,722,246)	(187,706,102)

CONTRIBUTION MARGIN	1,198,716,356	1,304,465,386	606,306,187	190,425,813	260,021,758	226,975,632	(4,481,635)	(7,579,348)	10,642,312	1,384,660,534	1,556,907,796	843,924,131

Other work performed by the entity and capitalized	25,505,720	23,738,963	13,352,715	11,265,189	16,574,703	17,403,271	2,858,557	4,256,019	401,210	39,629,466	44,569,685	31,157,196
Employee benefits expense	(86,389,203)	(72,744,313)	(71,617,409)	(37,799,634)	(39,078,134)	(49,357,037)	(48,598,963)	(46,416,946)	(42,370,708)	(172,787,800)	(158,239,393)	(163,345,154)
Other expenses, by nature	(146,245,510)	(195,666,710)	(126,899,337)	(71,513,304)	(77,662,552)	(71,488,295)	5,214,949	4,294,415	8,836,807	(212,543,865)	(269,034,847)	(189,550,825)

GROSS OPERATING INCOME	991,587,363	1,059,793,326	421,142,156	92,378,064	159,855,775	123,533,571	(45,007,092)	(45,445,860)	(22,490,379)	1,038,958,335	1,174,203,241	522,185,348

Depreciation and amortization expense	(200,466,363)	(183,459,507)	(164,579,061)	(50,976,045)	(56,293,022)	(47,931,057)	(1,957,376)	1,479,578	1,582,462	(253,399,784)	(238,272,951)	(210,927,656)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(7,023,888)	(2,286,438)	(33,035,731)	—	—	—	—	738,739	136,877	(7,023,888)	(1,547,699)	(32,898,854)
Impairment gains and reversals of impairment losses (Impairment losses) determined in accordance with IFRS 9.	90,538	(1,992,280)	(691,132)	(10,068,805)	(20,030,616)	(17,419,025)	(795,178)	(2,458)	(655,018)	(10,773,445)	(22,025,354)	(18,765,175)

OPERATING INCOME	784,187,650	872,055,101	222,836,232	31,333,214	83,532,137	58,183,489	(47,759,646)	(43,230,001)	(21,426,058)	767,761,218	912,357,237	259,593,663

FINANCIAL RESULT	(23,516,358)	(85,132,092)	(62,697,134)	(22,406,029)	(20,577,980)	(11,685,010)	(42,461,980)	(13,229,033)	(82,677,420)	(88,384,367)	(118,939,105)	(157,059,564)
Financial income	89,621,150	13,008,285	8,178,108	35,168,522	29,585,814	19,109,146	9,464,164	7,820,486	(866,854)	134,253,836	50,414,585	26,420,400
Cash and cash equivalents	651,382	18,295	29,479	2,946,011	4,038,512	1,093,452	31,005,795	15,842,151	2,136,870	34,603,188	19,898,958	3,259,801
Other financial income	88,969,768	12,989,990	8,148,629	32,222,511	25,547,302	18,015,694	(21,541,631)	(8,021,665)	(3,003,724)	99,650,648	30,515,627	23,160,599
Financial costs	(147,833,749)	(115,872,168)	(94,212,401)	(55,938,128)	(50,482,680)	(30,325,667)	(43,295,679)	(27,263,185)	(49,505,048)	(247,067,556)	(193,618,033)	(174,043,116)
Bank loans	(13,677)	(347,388)	(2,465,972)	(12,988)	(184)	—	(31,790,880)	(11,242,572)	(261,725)	(31,817,545)	(11,590,144)	(2,727,697)
Secured and unsecured obligations	(48,465,752)	(50,378,424)	(47,518,870)	—	—	—	(40,692,700)	(42,035,639)	(38,471,477)	(89,158,452)	(92,414,063)	(85,990,347)
Other	(99,354,320)	(65,146,356)	(44,227,559)	(55,925,140)	(50,482,496)	(30,325,667)	29,187,901	26,015,026	(10,771,846)	(126,091,559)	(89,613,826)	(85,325,072)
Income from indexation units	19,385,143	609,680	3,385,938	5,199,031	4,023,279	1,851,124	701,529	1,229,931	660,458	25,285,703	5,862,890	5,897,520
Foreign exchange profits (losses)	15,311,098	17,122,111	19,951,221	(6,835,454)	(3,704,393)	(2,319,613)	(9,331,994)	4,983,735	(32,965,976)	(856,350)	18,401,453	(15,334,368)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	6,802,958	4,014,081	3,157,673	—	—	361	(1,100,870)	(732,840)	19,375	5,702,088	3,281,241	3,177,409
Other gains (losses)	8,285,111	935,428	10,137,284	(910,726)	—	2,171,056	214,472,552	981,045,868	(2,171,056)	221,846,937	981,981,296	10,137,284
Gain (loss) from other investments	1,833,289	124,652	10,137,284	—	—	2,171,056	215,618,389	981,045,868	(2,171,056)	217,451,678	981,170,520	10,137,284
Gain (loss) from the sale of assets	6,451,822	810,776	—	(910,726)	—	—	(1,145,837)	—	—	4,395,259	810,776	—

Profit (loss) before taxes	775,759,361	791,872,518	173,434,055	8,016,459	62,954,157	48,669,896	123,150,056	923,853,994	(106,255,159)	906,925,876	1,778,680,669	115,848,792

Income tax	(191,408,432)	(151,330,979)	(24,666,990)	5,986,351	7,698,062	2,275,431	(41,490,404)	(326,063,963)	7,252,901	(226,912,485)	(469,696,880)	(15,138,658)

PROFIT (LOSS)	584,350,929	640,541,539	148,767,065	14,002,810	70,652,219	50,945,327	81,659,652	597,790,031	(99,002,258)	680,013,391	1,308,983,789	100,710,134

Profit (loss) attributable to	584,350,929	640,541,539	148,767,065	14,002,810	70,652,219	50,945,327	81,659,652	597,790,031	(99,002,258)	680,013,391	1,308,983,789	100,710,134
Profit (loss) attributable to owners of the parent	—	—		—	—		—	—		633,455,775	1,252,082,258	85,153,969
Profit (loss) attributable to non-controlling interests	—	—		—	—		—	—		46,557,616	56,901,531	15,556,165

	Generation			Distribution and Networks			Holdings and eliminations			Total
	12-31-2023	12-31-2022	12-31-2021	12-31-2023	12-31-2022	12-31-2021	12-31-2023	12-31-2022	12-31-2021	12-31-2023	12-31-2022	12-31-2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF CASH FLOWS
Net cash flows from (used in) operating activities	940,980,864	689,196,260	445,854,355	96,049,904	91,074,469	17,684,402	(331,368,523)	(35,491,916)	(50,645,942)	705,662,245	744,778,813	412,892,815
Net cash flows from (used in) investing activities	(589,841,542)	(990,157,962)	(604,078,037)	(99,120,863)	(98,077,760)	(85,111,489)	602,724,068	1,543,807,101	(47,365,284)	(86,238,337)	455,571,379	(736,554,810)
Net cash flows from (used in) financing activities	(155,850,946)	315,350,620	157,788,515	8,624,953	9,965,731	67,203,137	(787,009,650)	(953,972,710)	68,239,857	(934,235,643)	(628,656,359)	293,231,509

The Holding, and eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and service.

36.  GUARANTEES WITH THIRD PARTIES, CONTINGENT ASSETS AND, LIABILITIES, AND OTHER COMMITMENTS

36.1 Direct guarantees

As of December 31, 2023, Enel Chile had future energy purchase commitments amounting to ThCh$15,383,584,129 (ThCh$19,197,256,257 as of December 31, 2022).

36.2 Indirect guarantees

			Debtor		Guarantee		Outstanding balance as of
Contract	Maturity	Creditor of Guarantee	Company	Relationship	Guarantor	Type of Guarantee	Currency	12-31-2022 ThCh$	12-31-201 ThCh$
Enel Energy Efficiency & Renewables FL (LATAM) C	December 2038	European Investment Bank	Enel Chile	Parent	Enel SpA (*)	Guarantor	US$	87,211,501	50,465,996
Total								87,211,501	50,465,996

(*) Corresponds to a guarantee for 20% of the debt. The credit includes another guarantee with SACE (Italian Export Credit Agency) for the remaining 80%.

36.3 Litigation and arbitration proceedings

1.Enel Chile S.A.
1.1.	In October 2020, Inversiones Tricahue S.A. filed a tort claim against Enel Chile, claiming its alleged liability for the economic losses suffered as a result of the corporate restructuring. The main claim by Inversiones Tricahue is for the amount of ThCh$72,558,025, and the claim by its subsidiary is for the amount of ThCh$12,431,395. The case is pending judgment.
2.Enel Generación Chile S.A.
2.1.	On March 21, 2022, Inversiones Tricahue filed a lawsuit against Enel Generación before the arbitrator Rafael Gómez Balmaceda, alleging a breach of a settlement agreement dated August 22, 2012, requesting that the breach be declared by the court and requesting that Enel Generación be ordered to pay the fine or penalty clause established in the settlement agreement. This matter has completed the evidentiary stage.
3.Enel Distribución Chile S.A.
3.1.	The National Consumer and User Protection Agency, CONADECUS, filed a class action lawsuit against Enel Distribución for violation of the collective and diffuse interest of consumers due to non-compliance with Law No. 19,496, the amount of which is undetermined. The case is in the conciliation stage.
3.2.	The National Consumer Service, SERNAC, filed a lawsuit against Enel Distribución and Empresa Eléctrica Colina for the power outages that occurred between January 29 and February 2, 2021, the amount of which is undetermined. The case is in the evidentiary stage.
3.3.	The Municipality of Recoleta filed an enforcement lawsuit against Enel Distribución by virtue of the provisions of Ordinance No. 75 of 2021, on “Municipal Fees for the Municipality of Recoleta”, for the amount of ThCh$ 2,344,896. The case is in the discussion stage.
3.4.	The National Consumer Service, SERNAC, filed a lawsuit against Enel Distribución for alleged violations related to the contracting of insurance, the amount of which is undetermined. The case is awaiting a first instance ruling.

Regarding the litigation cases described above, the Group has not recorded any provisions as of December 31, 2023 (see Note 25). There are other litigation matters that have associated provisions but are not described in this note since they individually represent immaterial amounts. Management believes that the provisions recorded for such cases adequately cover the litigation risks, and therefore does not expect additional liabilities other than those already recorded.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates, if any.

Other litigation of relevance is reported below:

In 2017, legal proceedings were commenced by certain operators of the Northern Chile Grid (SING), including AES Gener S.A., Eléctrica Angamos S.A. and Engie Energía Chile S.A., against Gas Atacama Chile (currently Enel Generación Chile). On October 17, 2023, a first instance judgment was issued in which the plaintiffs' claims were partially upheld. Enel Generación Chile filed the related procedural appeals with the Court of Appeals of Santiago, which are pending resolution. A remote risk of unfavorable judgment is estimated.

In December 2016, a tort action was brought by Compañía Minera Arbiodo Limitada and Ingenieros y Asesores Limitada against Parque Eólico Taltal S.A. (currently, Enel Green Power Chile S.A.), the National Geology and Mining Service and the Chilean Treasury, for the alleged liability in the potential economic losses caused by the failure to conduct a mining project of interest to the plaintiffs. In December 2023, the claim was accepted and the National Geology and Mining Service and Enel Green Power Chile were ordered to pay to the plaintiffs, jointly and severally, the amount of ThCh$346,067,011 as consequential damages. This matter is currently being considered before the Court of Appeals of Santiago, regarding the procedural appeals filed by the defendants. A remote risk of unfavorable judgment is estimated.

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

Creditor	BBVA, S.A. (Administrative Agent) and SMBC	Santander Chile, Scotiabank and European Investment Bank	Bank of New York Mellon (Representative of Bondholders)	Bank of New York Mellon (Representative of Bondholders)	Bank of New York Mellon (Representative of Bondholders)
Registration Number	-	-	ISIN: US29278DAA37	ISIN: US29244TAC53; US29244TAB7; US29244TAA9	ISIN: US29246RAA14
Name of financial indicator or ratio	Cross default	Cross default	Cross default	Cross default	Cross default
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly	Quarterly
Calculation mechanism or definition of the indicator or ratio	Debt past due higher than US$150 million of principal individually.	Debt past due higher than US$150 million of principal individually.	Debt past due higher than US$150 million of principal individually.	Debt past due greater than US$30 million of principal individually.	Debt past due greater than US$50 million of principal individually.
Restriction that must be fulfilled (Range, Value and Unit of measure)	Not having individual debts past due higher than US$150 million.	Not have individual debts past due higher than US$150 million.	Not have individual debts past due higher than US$150 million.	Not have individual debts past due greater than US$30 million.	Not have individual debts past due greater than US$50 million.
Indicator or ratio determined by the company	There are no outstanding debts for an individual amount higher than US$150 million.	There are no outstanding debts for an individual amount higher than US$150 million	There are no outstanding debts for an amount higher than US$150 million individually.	There are no outstanding debts for an amount greater than US$30 million individually.	There are no outstanding debts for an amount greater than US$50 million individually.
Compliance YES/NO	Yes	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	-	-	-	-	-

Financial restrictions	Enel Generación Chile	Enel Generación Chile	Enel Distribución Chile
Instrument type with restriction	Series H and M Bonds	Cred. with Fin. Inst.	Cred. with Fin. Inst.
Restriction to be fulfilled by Informant or Subsidiary	Any financial debt held by Enel Generación Chile, for any amount past due, and that the principal of the debt that gives rise to the cross default exceeds US$50 million individually.	Any financial debt held by Enel Generación Chile, for any amount past due.	Any financial debt held by Enel Distribución Chile, for any amount past due.
Creditor	Banco Santander (Representative of Bondholders)	Banco Santander Chile	Banco Santander Chile, Security and Scotiabank
Registration Number	Registration in the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	-	-
Indicator name or financial ratio	Cross default	Cross default	Cross default
Measurement frequency	Quarterly	Quarterly	Quarterly
Calculation mechanism or definition of the indicator or ratio	Debt past due higher than US$50 million of principal individually.	Delinquent debt.	Delinquent debt.
Restriction that must be fulfilled (Range, Value and Unit of measure)	Not have individual debts past due higher than US$50 million.	Not have individual debts past due.	Not have individual debts past due.
Indicator or ratio determined by the Company	There are no outstanding debts for an amount higher than US$50 million individually.	There are no delinquent debts.	There are no delinquent debts.
Compliance YES/NO	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	-	-	-

2.	Financial covenants

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

Financial restrictions	Enel Generación Chile	Enel Generación Chile	Enel Generación Chile	Enel Generación Chile
Instrument type with restriction	Series H and M Bonds	Series H and M Bonds	Series H and M Bonds	Series H Bonds
Restriction to be fulfilled by Informant or Subsidiary	A ratio between Financial Obligations and Total Capitalization must be maintained of less than or equal to 0.64.	Maintain Minimum Equity of Ch$761,661 million, a limit that is updated at the end of each fiscal year, as established in the contract.	Maintain a Financial Expense Coverage ratio of greater than or equal to 1.85.

Maintain a Net Active Position with Related Companies not exceeding the equivalent amount in Chilean pesos, legal tender, of US$500 million, according to the exchange rate observed on the date of its calculation.

Creditor	Banco Santander (Representative of Bondholders)	Banco Santander (Representative of Bondholders)	Banco Santander (Representative of Bondholders)	Banco Santander (Representative of Bondholders)
Registration Number	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the Securities Registry with CMF No. 317
Indicator name or financial ratio	Consolidated Indebtedness Level	Equity Attributable to the Parent	Financial Expenses Coverage rate	Net Active Position with Related Companies
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
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

The Equity corresponds to the Equity attributable to the owners of the parent company, which is contrasted with the level of Minimum Equity that will be readjusted by a percentage, provided it is positive of the annual variation of the Consumer Price Index multiplied by the difference between 1 minus the ratio of Non-Monetary Assets in Chile recorded in pesos and the Equity Attributable to the Parent Company. If the annual variation of the Consumer Price Index is negative or if the ratio between Non-Monetary Assets in Chile recorded in pesos and Equity Attributable to the Parent Company is greater than one, there will be no readjustment in that year.

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

Indicator or ratio determined by the company	0.27	Ch$2,343,796 million	12.85	US$70.52 million
Compliance YES/NO	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	Financial Obligations and Total Capitalization	Equity attributable to the owners of the parent company.	Gross Operating Income and Financial Expenses	Current and Non-Current Accounts Receivable and Payable to Related Entities.

Finally, in most contracts, the acceleration of the debt due to non-compliance with covenants does not occur automatically. Certain conditions must be met, such as the expiration of remediation periods, among others.

As of December 31, 2023, Enel Chile and its subsidiaries comply with all the financial obligations summarized herein. They also comply with other financial obligations whose non-compliance could result in the acceleration of the maturity of its financial commitments.

37.  HEADCOUNT

Enel Chile’s personnel as of December 31, 2023 and 2022 is as follows:

Country	12-31-2023	12-31-2022
Chile	2,056	2,136
Argentina (1)	21	22
Total	2,077	2,158
Average	2,134	2,256
(1)	This item corresponds to the branch of Enel Generación Chile located in the province of Jujuy, Argentina.

38.  SANCTIONS

The following Group companies have received sanctions from administrative authorities:

1.	Enel Generación Chile S.A.
1.1.	As of December 31, 2023, the sanction proceeding before the Regional Health Ministry (SEREMI) of Valparaiso, initiated by Inspection Record No. 1705213, in the amount of 500 UTM (ThCh$32,108) for alleged breaches of obligations and regulations related to the Noise Exposure Protocols and other health surveillance regulations at the Quintero plant is pending resolution.
1.2.	As of December 31, 2023, the sanction proceeding before the Regional Health Ministry (SEREMI) of Tarapacá, initiated by Inspection Record No. 000766, in the amount of 500 UTM (ThCh$32,108) for the alleged breach by CELTA in the use of lime in the Tarapacá Thermal Power Station is pending resolution.
1.3.	As of December 31, 2023, the sanction proceeding before the Regional Health Ministry (SEREMI) of Coquimbo, initiated by Inspection Record No. 10066, as of June 21, 2016, in the amount of 500 UTM (ThCh$32,108) for the alleged breach by GasAtacama (now Enel Generación Chile, its successor by merger) for keeping waste in an unauthorized area is pending resolution.
1.4.	As of December 31, 2023, the sanction proceeding initiated by the Regional Health Ministry (SEREMI) of the Metropolitan Region, initiated by Exempt Resolution No. 20131261, in the amount of 50 UTM (ThCh$3,211) for the alleged violation of health regulations due to COVID-19 is pending resolution.
2.	Enel Distribución Chile S.A.
2.1.	By means of Exempt Resolution No. 10,921 dated February 21, 2022, the Superintendence of Electricity and Fuels imposed on Enel Distribución a fine equivalent to 39,261 UTM (ThCh$2,521,184) on the basis that Enel Distribución did not comply with the provisions of Article 4-1 of the Technical Norm of Service Quality for Distribution Systems, in relation to Articles 145 and 222, letter h), of the Regulation of the General Law of Electric Services and, in turn, in relation to Articles 72-14 and 130 of the General Law of Electric Services, which is evident from the information provided by the company in the process titled “Interruptions 2018”. Enel Distribución filed an appeal for reconsideration against this resolution, which is pending resolution.

3.	Enel Green Power Chile S.A.
3.1.	By means of Resolution No. 1 dated August 9, 2018, the Superintendence of Environment (SMA) brought charges against Enel Green Power Chile for alleged environmental violations committed by its subsidiary Geotérmica del Norte S.A. (“GDN”) during the construction phase of the Cerro Pabellón geothermal power plant. There are sixteen violations charged, with thirteen classified as minor and three as serious. The three serious charges relate to archaeological matters. A compliance program was filed, which was dismissed. Subsequently, by resolution dated December 16, 2019, the SMA sent an official notice to the National Monuments Council to issue a statement regarding GDN’s archaeological defenses. On March 4, 2024, the SMA issued a fine of 674.9 UTA (ThCh$524,746), which was paid on March 13, 2024. The company is awaiting the formal termination of the process.

In relation to the sanctions described above, the Group has recorded provisions of ThCh$2,620,719 as of December 31, 2023 (see Note 25). There are other sanctions matters that also have associated provisions but are not described in this note since individually they represent immaterial amounts. Management believes that the provisions recorded adequately cover the risks and, therefore, does not expect additional liabilities other than those already recorded.

39.  ENVIRONMENT

Environmental expenses for the years ended December 31, 2023, 2022, and 2021 are as follows:

				12-31-2023						12-31-2022
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements	Amount of prior period disbursement
Pehuenche S.A.	Pehuenche power plant	Waste Management	In progress	34,473	—	34,473	34,473	12/31/24	68,946	34,569
		Environmental Sanitation	In progress	854	—	854	854	12/31/24	1,708	22,403
		Environmental materials	In progress	9,085	—	9,085	9,085	12/31/24	18,170	49,864
Enel Distribución Chile S.A.	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	1,532,887	—	1,532,887	—	-	1,532,887	2,383,970
	IMPROVEMENTS IN THE MT NETWORK	Replacement underground transformers by Technical Standard (PCB)	Completed	230,606	230,606	—	—	-	230,606	139,820
	SEC STANDARDIZATION PROJECT (CAPEX)	Underground Networks Interaction Project between Enel and Metrogas	In progress	639,601	639,601	—	—	-	639,601	2,932,689
Enel Generación Chile S.A.	Environmental expenses, and certifications, Coal Power Plants (CP)	The main expenses incurred are: Investments, improvements and work performed to obtain certificates in Diesel tanks,. Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	587,545	105,196	482,349	1,211,306	12/31/24	1,798,851	2,244,509
	Environmental expenses, adaptations and certifications, Thermal Power Plants (TP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (TP)	In progress	1,174,689	436,295	738,394	615,621	12/31/24	1,790,310	3,351,658
	Environmental expenses, Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (HP)	In progress	143,262	—	143,262	359,295	12/31/24	502,557	1,145,204
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	91,480	—	91,480	—	-	91,480	269,250
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	22,180	—	22,180	—	-	22,180	218,112
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	58,235	—	58,235	—	-	58,235	152,705
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	19,073	—	19,073	—	-	19,073	61,147
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	22,707	—	22,707	—	-	22,707	175,930
	Outsourced services	Other services (contracts with third parties)	In progress	83,111	—	83,111	—	-	83,111	238,522
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	108,170	—	108,170	—	-	108,170	224,875
	Household waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	6,177	—	6,177	—	-	6,177	148,317
	Legal requirements contract	Environmental and sectorial permit management contract.	In progress	27,037	—	27,037	—	-	27,037	834,971
	Rent/vehicle expenses	Vehicle rental for environmental trips (field visits / Plants)	In progress	41,615	—	41,615	—	-	41,615	—
	Bird collision monitoring contract	Bird collision monitoring contract	In progress	388,175	—	388,175	—	-	388,175	134,680
	Wildlife monitoring	Contracts for Environmental Monitoring (Wildlife)	In progress	100,470	—	100,470	—	-	100,470	—
	Archaeological monitoring	Monitoring of archaeological sites	In progress	36,972	—	36,972	—	-	36,972	—
	Noise monitoring	Noise monitoring	In progress	30,545	—	30,545	—	-	30,545	—
Geotérmica del Norte S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	13,607	—	13,607	—	-	13,607	63,431
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	8,630	—	8,630	—	-	8,630	40,043
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	15,675	—	15,675	—	-	15,675	10,967
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	275,403	—	275,403	—	-	275,403	684,041
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	613	—	613	—	-	613	9,436
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	1,140	—	1,140	—	-	1,140	3,659
	External services	Other services (contracts with third parties)	In progress	30,286	30,286	30,286	—	-	30,286	31,411
Parque Eólico Talinay Oriente S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	15,903	—	15,903	—	-	15,903	14,337
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	1,251	—	1,251	—	-	1,251	17,431
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	5,478	—	5,478	—	-	5,478	9,556
	Campaigns and studies	Contracts for environmental monitoring (collision of birds- flora and fauna- archeology, others)	In progress	5,559	—	5,559	—	-	5,559	39,093
	Environmental materials	Purchase of environmental materials (containers, spill kit, others)	In progress	614	—	614	—	-	614	7,176
	Sewage Treatment Plant	Contract for removal and cleaning of pits and sewage	In progress	585	—	585	—	-	585	1,830
	Household waste removal	Household / domestic waste removal contract	In progress	11,713	—	11,713	—	-	11,713	33,911
	Bird collision monitoring contract	Bird collision monitoring contract	In progress	22,203	—	22,203	—	-	22,203	41,476
		Total		5,797,609	1,441,984	4,385,912	2,230,634		8,028,243	15,770,993

				12-31-2022
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements
Pehuenche S.A.	Pehuenche power plant	Waste Management	In progress	29,164	—	29,164	5,405	12-31-2023	34,569
		Environmental Sanitation	In progress	3,105	—	3,105	19,298	12-31-2023	22,403
		Materials Environment	In progress	25,144	—	25,144	24,720	12-31-2023	49,864
Enel Distribución Chile S.A.	Vegetation Control In At Networks (OPEX)	This activity contemplates the maintenance of the band of easement of high voltage lines between 34.5 and 500kv.	In progress	525,809	—	525,809	—	-	525,809
	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	2,383,970	—	2,383,970	—	-	2,383,970
	Improvements in the MT network	Replacement underground transformers by Technical Standard (PCB)	In progress	139,820	—	139,820	—	-	139,820
	SEC standardization project (CAPEX)	Underground Networks Interaction Project between Enel and Metrogas	In progress	2,932,689	—	2,932,689	—	-	2,932,689
Enel Generación Chile S.A.	Environmental expenses, and certifications, Coal Power Plants (CP)	The main expenses incurred are: Investments, improvements and work performed to obtain certificates in Diesel tanks,. Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	1,611,874	689,327	922,547	632,635	12-31-2023	2,244,509
	Environmental expenses, adaptations and certifications, Thermal Power Plants (TP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (TP)	In progress	1,231,175	182,861	1,048,314	2,120,483	12-31-2023	3,351,658
	Environmental expenses, Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (HP)	In progress	426,453	—	426,453	718,751	12-31-2023	1,145,204
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	75,422	—	75,422	193,828	12-31-2023	269,250
	Environmental sanitation	Contracts for vector control, deratization, disinfection	In progress	22,316	—	22,316	195,796	12-31-2023	218,112
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	61,552	—	61,552	91,153	12-31-2023	152,705
	Rent/vehicle expenses	Vehicle rental for environmental trips (field visits / Plants)	In progress	75,481	—	75,481	114,211	12-31-2023	189,692
	Campaigns and studies	Contracts for Environmental Monitoring (Collision of Birds- Flora and Fauna- Archeology, others)	In progress	13,234	—	13,234	109,770	12-31-2023	123,004
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	14,203	—	14,203	46,944	12-31-2023	61,147
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	65,043	—	65,043	110,887	12-31-2023	175,930
	Outsourced services	Other services (contracts with third parties)	In progress	10,932	—	10,932	227,590	12-31-2023	238,522
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	43,576	—	43,576	181,299	12-31-2023	224,875
	Domestic waste removal	Household / domestic waste removal contract	In progress	78,617	—	78,617	69,700	12-31-2023	148,317
	Environment travel	Tickets - accommodation and travel allowance for site visits to facilities	In progress	49,605	—	49,605	99,316	12-31-2023	148,921
	Legal requirement contract	Environmental and sectorial permit management contract.	In progress	217,870	—	217,870	617,101	12-31-2023	834,971
	Bird collision monitoring contract	Bird Collision Monitoring Contract	In progress	71,680	—	71,680	63,000	12-31-2023	134,680
Geotérmica del Norte S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	26,667	—	26,667	36,764	12-31-2023	63,431
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	2,293	—	2,293	37,750	12-31-2023	40,043
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	5,589	—	5,589	5,378	12-31-2023	10,967
	Campaigns and studies	Contracts for Environmental Monitoring (Collision of Birds- Flora and Fauna- Archeology, others)	In progress	277,126	—	277,126	406,915	12-31-2023	684,041
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	4,209	—	4,209	5,227	12-31-2023	9,436
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	—	—	—	3,659	12-31-2023	3,659
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	31,411	—	31,411	—	12-31-2023	31,411
	Domestic waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	8,150	—	8,150	10,950	12-31-2023	19,100
Enel Transmisión Chile S.A.	Vegetation control in AT networks	This activity contemplates the maintenance of the band of easement of high voltage lines between 34.5 and 500kv.	In progress	102,015	—	102,015	142,081	11-30-2022	244,096
		It consists of cutting branches until reaching the safety conditions that the foliage must be left with respect to the drivers.	In progress	223,178	—	223,178	—	-	223,178
	Environmental management in SSEE	The service consists of the maintenance of green areas with replacement of species and grass in Enel substation enclosures	In progress	59,999	—	59,999	81,570	11-30-2022	141,569
	Environmental management	Environmental management of reforestation in the Parque Metropolitano.	In progress	7,715	—	7,715	2,580	11-30-2022	10,295
			In progress	1,590	—	1,590	6,010	11-30-2022	7,600
	Silica gel replacement in power transformers	Considers the replacement of silica gel (hygroscopic salt) to one (1) power transformer.	Completed	113	—	113	—	-	113
Parque Eolico Talinay Oriente S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	6,496	—	6,496	7,841	12-31-2023	14,337
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	1,789	—	1,789	15,642	12-31-2023	17,431
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	4,916	—	4,916	4,640	12-31-2023	9,556
	Campaigns and studies	Contracts for Environmental Monitoring (Collision of Birds- Flora and Fauna- Archeology, others)	In progress	39,093	—	39,093	—	-	39,093
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	1,949	—	1,949	5,227	12-31-2023	7,176
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	—	—	—	1,830	12-31-2023	1,830
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	453	—	453	—	-	453
	Domestic waste removal	Household / domestic waste removal contract	In progress	8,884	—	8,884	25,027	12-31-2023	33,911
	Bird collision monitoring contract	Bird collision monitoring contract	In progress	41,476	—	41,476	—	-	41,476
		Total		10,963,845	872,188	10,091,657	6,440,978		17,404,823

				12-31-2021
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements
Pehuenche	Pehuenche power plant	Waste management	In progress	18,513	—	18,513	13,128	12-31-2021	31,641
		Environmental sanitation	In progress	4,467	—	4,467	3,528	12-31-2021	7,995
		Campaign and studies	In progress	714	—	714	4,235	12-31-2021	4,949
		Environmental materials	In progress	27,253	—	27,253	4,993	12-31-2021	32,246
Enel Distribución Chile S.A.	Vegetation control around high voltage lines	Consists of pruning branches to comply with the necessary safety conditions in relation to the electrical conductors.	In progress	251,298	—	251,298	—	-	251,298
		This activity involves maintaining the easement sector of a high-voltage line between 34.5 and 500 kV.	In progress	344,571	—	344,571	—	-	344,571
	Environmental management in Substations	The service involves maintaining green areas with replacement of species and grass in Enel substation properties. Maintenance of tree planting in substations and removal of weeds, debris, and waste from the outer perimeter. The removal and transportation to the landfill of discarded material from a Substation. The service consists of weeding and weed control in electrical power substation properties with the aim of keeping the properties weed-free to ensure smooth operation of these facilities.	In progress	192,924	—	192,924	—	-	192,924
	Vegetation control in low- and medium-voltage lines	Tree pruning near medium and low voltage lines	In progress	3,136,872	—	3,136,872	—	-	3,136,872
	Improvements to MV lines	Replacement of underground transformers according to Technical Standard (PCB)	In progress	481,556	481,556	—	—	-	481,556
	Environmental management	Environmental Management and Reforestation in Parque Metropolitano.	In progress	2,875	—	2,875	—	-	2,875
	SEC normalization project (CAPEX)	Interaction of Underground Enel and Metrogas Grids Project	In progress	4,403,751	4,403,751	—	—	-	4,403,751
	Analysis of oil for power transformers (OPEX)	Includes chromatography analysis, furans, and physicochemical analysis.	In progress	32,364	—	32,364	—	-	32,364
	Replacement of LV lines with better quality materials	This project corresponds to: - Replacement of traditional lines with Calpe (Pre-assembled Aluminum Cable) LV - Replacement of concentric lines with Calpe (Pre-assembled Aluminum Cable) LV - Replacement of transformers with loadability issues	In progress	5,330,561	5,330,561	—	—	-	5,330,561
	Replacement of silica gel in power transformers	This activity involves replacing silica gel (hygroscopic salt) in one (1) power transformer.	In progress	5,838	—	5,838	—	-	5,838
Enel Generación Chile S.A.	Environmental expenses, Coal Plants	The main expenses incurred are: operation and maintenance of air quality and meteorological monitoring stations, Annual environmental audit of the monitoring network, annual validation of Continuous Emissions Monitoring Systems (CEMS), Biomass Protocol Service, Environmental materials (magazines, books), Isokinetic measurements, Integrated Management System (IMS) works (Non-conformity Objective, inspections, audits, and monitoring) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	2,245,304	833,395	1,411,908	450,786	12-31-2021	2,696,090
	Environmental Expenses, thermal power plants	Studies, monitoring, laboratory analysis, removal, and final disposal of solid waste at thermal power plants (TP).	In progress	1,255,958	445,611	810,347	617,221	12-31-2021	1,873,179
	Environmental Expenses, Hydropower Plants	Studies, monitoring, laboratory analysis, removal, and final disposal of solid waste at hydro power plants (HP).	In progress	378,958	—	378,958	263,737	12-31-2021	642,695
Enel Green Power Chile S.A.	Waste management	Contracts for removal of hazardous and non-hazardous waste	In progress	90,712	—	90,712	—	-	90,712
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	75,483	—	75,483	—	-	75,483
	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	47,996	—	47,996	—	-	47,996
	Vehicle Lease/expenses	Lease of vehicles for Environmental travel (on-site visits / Plants)	In progress	48,171	—	48,171	—	-	48,171
	Campaigns and studies	Contracts for Environmental Monitoring (Bird collision - Flora and Fauna - Archaeology, etc.)	In progress	214,493	—	214,493	—	-	214,493
	Environmental materials	Purchase of environmental materials (containers, anti-leak kits, etc.)	In progress	85,802	—	85,802	—	-	85,802
	Wastewater treatment plant	Contract for removal and cleaning of septic tanks and wastewater	In progress	6,743	—	6,743	—	-	6,743
	Outsources services	Other services (third-party contracts)	In progress	213,326	—	213,326	—	-	213,326
	Permit framework agreement	Contract for processing environmental and sectoral permits	In progress	97,998	—	97,998	—	-	97,998
	Household Waste Removal	Household / domestic waste removal contract	In progress	40,320	—	40,320	—	-	40,320
	Environmental travel	Tickets - accommodation and travel allowance for site visits to facilities	In progress	3,045	—	3,045	—	-	3,045
Geotérmica del Norte S.A.	Waste management	Contracts for removal of hazardous and non-hazardous waste	In progress	65,536	—	65,536	—	-	65,536
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	12,865	—	12,865	—	-	12,865
	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	3,780	—	3,780	—	-	3,780
	Campaigns and studies	Contracts for Environmental Monitoring (Birds - Flora and Fauna - Archaeology, etc.)	In progress	290,803	—	290,803	—	-	290,803
	Environmental materials	Purchase of environmental materials (containers, anti-leak kits, etc.)	In progress	5,294	—	5,294	—	-	5,294
	Wastewater Treatment Plant	Contract for removal and cleaning of septic tanks and wastewater	In progress	947	—	947	—	-	947
	Permit framework agreement	Contract for processing environmental and sectoral permits	In progress	2,677	—	2,677	—	-	2,677
Parque Eolico Talinay Oriente S.A.	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	4,000	—	4,000	—	-	4,000
	Campaigns and studies	Contracts for Environmental Monitoring (Birds - Flora and Fauna - Archaeology, etc.)	In progress	53,384	—	53,384	—	-	53,384
	Environmental materials	Purchase of environmental materials (containers, anti-leak kits, etc.)	In progress	3,801	—	3,801	—	-	3,801
	Wastewater treatment plant	Contract for removal and cleaning of septic tanks and wastewater	In progress	250	—	250	—	-	250
	Household waste removal	Household / domestic waste removal contract	In progress	11,999	—	11,999	—	-	11,999
		Total		19,493,202	11,494,874	7,998,327	1,357,628		20,850,830

40.  FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2023, 2022, and 2021, summarized financial information of the Company’s principal consolidated subsidiaries prepared under IFRS is as follows.

	12-31-2022
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile	Consolidated	536,336,504	1,849,188,188	2,385,524,692	576,000,953	1,110,485,916	699,037,823	2,385,524,692	1,511,618,986	(1,321,193,173)	190,425,813	92,378,064	31,333,214	(22,406,029)	8,016,459	5,986,351	14,002,810	4,256,843	18,259,653
Enel Generación Chile	Separate	1,639,751,390	2,891,976,787	4,531,728,177	1,253,245,045	874,687,249	2,403,795,883	4,531,728,177	3,093,713,774	(2,492,460,074)	601,253,700	479,828,601	421,257,037	43,699,104	623,784,931	(111,039,121)	512,745,810	(89,523,631)	423,222,179
Enel Distribución Chile	Separate	527,062,985	1,838,003,680	2,365,066,666	565,443,694	1,110,458,785	689,164,187	2,365,066,666	1,507,064,996	(1,319,758,411)	187,306,585	90,583,023	28,536,267	(21,595,248)	6,030,293	6,318,917	12,349,210	4,255,736	16,604,946
Empresa Eléctrica Pehuenche S.A.	Separate	91,177,341	155,350,662	246,528,003	50,383,350	36,279,770	159,864,883	246,528,003	217,717,148	(7,818,815)	209,898,332	201,464,786	194,705,044	6,861,192	201,566,236	(53,910,507)	147,655,728	-	147,655,728
Arcadia Generación Solar S.A. (1)	Separate	-	-	-	-	-	-	-	43,093,497	(908,539)	42,184,958	30,522,549	13,883,421	570,731	14,454,153	(5,973,184)	8,480,969	8,442,564	16,923,533
Enel X Chile SPA	Separate	83,136,706	109,373,485	192,510,191	106,830,357	87,413,776	(1,733,942)	192,510,191	46,467,999	(18,085,114)	28,382,885	13,553,843	12,349,930	(42,751,424)	(30,401,494)	8,468,810	(21,932,684)	(30,735)	(21,963,419)
Geotermica del Norte S.A.	Separate	20,720,312	449,885,526	470,605,838	37,049,192	10,307,294	423,249,352	470,605,838	45,865,852	(11,566,230)	34,299,622	26,786,584	4,392,257	(940,485)	3,451,771	(1,209,441)	2,242,330	10,372,466	12,614,796
Parque Eolico Talinay Oriente S.A.	Separate	138,191,942	79,433,206	217,625,148	7,836,118	23,511,505	186,277,525	217,625,148	14,016,228	(1,221,066)	12,795,162	9,457,579	2,703,605	6,961,749	9,665,354	(2,997,342)	6,668,012	4,646,496	11,314,508
Enel Green Power Chile S.A	Separate	129,441,688	3,700,078,682	3,829,520,370	704,179,322	2,296,094,345	829,246,703	3,829,520,370	533,135,755	(208,840,806)	324,294,949	243,660,309	147,896,440	(81,930,070)	65,966,371	(16,113,795)	49,852,576	21,410,915	71,263,491
Grupo Enel Green Power	Consolidated	265,831,009	3,806,579,686	4,072,410,695	726,541,701	2,335,254,987	1,010,614,007	4,072,410,695	536,160,033	(169,604,794)	366,555,239	279,904,471	154,342,148	(74,647,386)	79,749,325	(20,485,619)	59,263,706	25,380,251	84,643,957
Grupo Enel Generación Chile	Consolidated	1,683,683,256	2,950,604,840	4,634,288,096	1,368,122,040	910,617,397	2,355,548,659	4,634,288,096	3,198,265,169	(2,390,034,659)	808,230,510	681,160,341	615,962,079	50,560,296	681,555,884	(164,949,629)	516,606,255	(89,055,604)	427,550,651

	12-31-2021
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile	Consolidated	517,448,832	1,503,735,962	2,021,184,794	707,079,953	629,125,828	684,979,013	2,021,184,794	1,390,067,039	(1,219,057,344)	171,009,695	80,618,603	13,031,895	(11,117,156)	1,914,739	20,211,987	22,126,726	(6,670,042)	15,456,684
Enel Generación Chile	Separate	1,616,083,142	2,654,629,663	4,270,712,805	899,409,125	1,202,746,824	2,168,556,856	4,270,712,805	3,666,453,365	(2,927,568,119)	738,885,246	593,454,679	525,197,060	(36,631,364)	635,647,512	(71,927,760)	563,719,752	147,458,665	711,178,417
Enel Distribución Chile	Separate	509,513,449	1,493,545,567	2,003,059,016	695,744,040	629,055,841	678,259,135	2,003,059,016	1,386,278,469	(1,217,064,139)	169,214,330	79,680,726	14,077,959	(11,098,303)	2,979,657	19,475,413	22,455,070	(6,665,575)	15,789,495
Empresa Eléctrica Pehuenche S.A.	Separate	153,652,579	156,567,496	310,220,075	97,367,848	38,214,373	174,637,854	310,220,075	272,441,946	(8,068,518)	264,373,428	256,448,537	248,835,473	5,859,222	254,694,695	(67,785,473)	186,909,222	—	186,909,222
Enel Transmision Chile S.A. (2)	Separate	-	-	-	-	-	-	-	96,056,284	(2,416,696)	93,639,588	79,237,171	70,500,241	(9,460,824)	61,039,418	(12,513,925)	48,525,493	55,652	48,581,145
Enel X Chile SPA	Separate	120,842,754	129,627,868	250,470,622	227,063,403	1,615,388	21,791,831	250,470,622	44,555,174	(19,227,050)	25,328,124	10,911,375	10,785,706	(9,297,839)	918,355	930,710	1,849,065	(72,940)	1,776,125
Geotermica del Norte S.A.	Separate	25,635,151	449,371,985	475,007,136	54,576,871	9,795,709	410,634,556	475,007,136	42,338,738	(2,085,161)	40,253,577	2,484,607	(16,314,492)	(1,906,202)	(18,220,694)	5,882,266	(12,338,428)	436,250	(11,902,178)
Parque Eolico Talinay Oriente S.A.	Separate	127,752,924	84,532,822	212,285,746	12,169,016	25,153,714	174,963,016	212,285,746	27,384,124	(1,255,906)	26,128,218	22,691,033	15,654,610	2,650,649	18,305,259	(5,114,251)	13,191,008	(228,602)	12,962,406
Enel Green Power Chile S.A.	Separate	155,208,869	3,614,007,070	3,769,215,939	734,804,810	1,950,173,417	1,084,237,712	3,769,215,939	497,274,888	(247,339,410)	249,935,478	182,795,798	97,069,706	(59,481,555)	37,588,151	(11,322,450)	26,265,701	(2,216,269)	24,049,432
Grupo Enel Green Power	Consolidated	291,452,465	3,734,811,118	4,026,263,583	784,406,218	1,990,260,594	1,251,596,771	4,026,263,583	510,321,233	(198,979,315)	311,341,918	210,023,156	98,022,568	(54,359,950)	40,852,508	(11,617,745)	29,234,763	7,747,281	36,982,044
Grupo Enel Generación Chile	Consolidated	1,700,122,637	2,707,181,983	4,407,304,620	1,082,602,388	1,240,478,531	2,084,223,701	4,407,304,620	3,818,906,698	(2,818,054,885)	1,000,851,813	849,770,172	774,032,534	(30,772,142)	751,020,012	(139,713,234)	611,306,778	147,333,179	758,639,957

	12-31-2020
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile	Consolidated	355,550,335	1,276,352,458	1,631,902,793	597,095,713	355,313,363	679,493,717	1,631,902,793	1,164,996,417	(1,000,659,317)	164,337,100	72,015,180	16,530,439	(9,474,782)	7,056,882	9,609,968	16,666,850	4,877,440	21,544,290
Grupo Enel Transmisión Chile	Consolidated	48,577,101	314,425,878	363,002,979	172,645,950	15,974,544	174,382,485	363,002,979	69,228,629	(2,571,288)	66,657,341	51,518,389	41,653,048	(2,210,228)	39,442,820	(7,334,537)	32,108,283	203,377	32,311,660
Enel Generación Chile	Separate	530,408,211	2,705,722,064	3,236,130,275	483,172,950	1,242,808,323	1,510,149,002	3,236,130,275	1,869,125,271	(1,629,466,468)	239,658,803	110,284,335	16,150,815	(43,993,753)	77,683,613	33,147,652	110,831,265	(130,158,612)	(19,327,347)
Enel Distribución Chile	Separate	352,304,900	1,267,457,144	1,619,762,044	591,495,830	355,253,688	673,012,526	1,619,762,044	1,160,793,856	(999,492,100)	161,301,756	69,894,610	15,278,349	(9,696,737)	5,581,612	9,752,809	15,334,421	4,866,485	20,200,906
Empresa Eléctrica Pehuenche S.A.	Separate	71,263,125	160,836,183	232,099,308	45,665,642	40,961,161	145,472,505	232,099,308	208,152,869	(50,164,405)	157,988,464	149,853,935	142,376,688	1,549,390	143,926,078	(38,959,905)	104,966,173	—	104,966,173
Enel Transmision Chile S.A.	Separate	48,577,102	314,425,879	363,002,981	172,645,951	15,974,544	174,382,485	363,002,981	68,238,700	(2,174,763)	66,063,937	51,053,425	41,201,514	(2,219,446)	41,152,259	(7,234,900)	33,917,359	203,377	34,120,736
Empresa De Transmision Chena S.A.	Separate	—	—	—	—	—	—	—	989,929	(396,525)	593,403	464,964	451,535	9,219	460,753	(99,637)	361,116	—	361,116
Geotermica del Norte S.A.	Separate	5,894,673	480,845,799	486,740,472	63,249,169	4,392,957	419,098,346	486,740,472	29,824,491	(751,374)	29,073,117	17,531,064	(3,248,229)	(4,531,802)	(7,780,032)	1,128,172	(6,651,860)	70,443,147	63,791,287
Parque Eolico Talinay Oriente S.A.	Separate	104,653,972	89,697,647	194,351,619	6,633,281	27,036,007	160,682,331	194,351,619	12,818,816	(1,446,268)	11,372,548	8,267,530	2,113,875	59,282	2,173,157	(614,662)	1,558,495	26,745,027	28,303,522
Enel Green Power Chile S.A.	Separate	99,047,153	2,955,681,630	3,054,728,783	633,476,536	1,369,691,239	1,051,561,008	3,054,728,783	314,323,284	(133,738,760)	180,584,524	135,344,197	65,819,037	(18,369,603)	47,449,434	(19,571,243)	27,878,191	167,145,499	195,023,690
Grupo Enel Green Power	Consolidated	197,492,004	3,113,557,814	3,311,049,818	691,255,192	1,405,135,706	1,214,658,920	3,311,049,818	325,711,059	(109,034,364)	216,676,695	161,136,930	64,308,728	(20,252,770)	43,993,474	(18,854,738)	25,138,736	264,760,275	289,899,011
Grupo Enel Generación Chile	Consolidated	546,172,832	2,755,711,323	3,301,884,155	508,122,463	1,283,153,774	1,510,607,918	3,301,884,155	1,899,774,388	(1,505,110,838)	394,663,550	260,005,226	158,527,503	(42,444,363)	129,470,720	(5,812,252)	123,658,468	(129,444,345)	(5,785,877)

(1)See Note 2.4.1.ii

(2)See Note 2.4.1.i

41.  SUBSEQUENT EVENTS

Enel Chile S.A.

i.	On January 16, 2024, Enel Chile renewed a 1-month revolving committed credit line with BBVA and MIZUHO in USD for a total of US$100 million, engaged in June 2019, and initially drawn on April 13, 2023. The renewal was performed at a variable interest rate of SOFR 1M plus a spread of 1.01448%, subsequently renewed on a monthly basis and matured on May 20, 2024.
ii.	On February 27, 2024, Enel Chile drew US$200 million from the EFI US$290 million credit line for a term of 1 month. The draw was made at a variable interest rate of SOFR 1M plus a margin of 1.11448% and matured and paid on March 27, 2024 (see Note 10.e.v).
iii.	On March 27, 2024, Enel Chile entered into a revolving credit facility with DNB Bank ASA & Citibank in US$ for a total of US$150 million, at a SOFR 1M, 3M or 6M variable rate plus a margin of 1.0%, with monthly, quarterly or semiannual interest payments, and a maturity date of March 27, 2027. During the availability period, Enel Chile will pay an annual availability commission equivalent to 30% the undrawn amount. The contract also contemplates an initial upfront fee of 0.5% of the committed amount. This revolving credit facility is unsecured, and the principal and accumulated interest or other cost subject to agreement may be repaid early, in part or in full. Enel Chile may require renewal of a withdrawal, by sending a letter at least three business days prior to the due date of the obligation. As of the date of issuance of these consolidated financial statements the revolving credit facility is 100% available.
iv.	On March 28, 2024, Enel Chile entered into a revolving credit facility with EFI in US$ for a total of US$700 million, at a SOFR 1M, 3M or 6M variable rate plus a margin of 1.45%, with monthly, quarterly or semiannual interest payments, and a maturity date of March 28, 2026. During the availability period, Enel Chile will pay an annual availability commission equivalent to 35% the undrawn amount. This revolving credit facility is unsecured, and the principal and accumulated interest or other cost subject to agreement may be repaid early, in part or in full. Enel Chile may require renewal of a withdrawal, by sending a letter at least five business days prior to the due date of the obligation.
v.	On March 28, 2024, Enel Chile entered into a revolving credit facility with EFI in US$ for a total of US$50 million, at a SOFR 1M, 3M or 6M variable rate plus a margin of 1.00%, with monthly, quarterly or semiannual interest payments, and a maturity date of March 28, 2027. During the availability period, Enel Chile will pay an annual availability commission equivalent to 30% the undrawn amount. The contract also contemplates an initial upfront fee of 0.5% of the committed amount. This revolving credit facility is unsecured, and the principal and accumulated interest or other cost subject to agreement may be repaid early, in part or in full. Enel Chile may require renewal of a withdrawal, by sending a letter at least five business days prior to the due date of the obligation. As of the date of issuance of these consolidated financial statements the revolving credit facility is 100% available.
vi.	On April 8, 2024, Enel Chile draw US$190 million from the EFI US$290 million credit line for a term of 1 month. The draw was made at a variable interest rate of SOFR 1M plus a margin of 1.11448% and matured on May 8, 2024. Because of its revolving nature, upon maturity of the draw, its renewal or payment will be determined, which cannot extend beyond the maturity date of the line (see Note 10.e.v).
vii.	On April 12, 2024, Enel Chile draw US$100 million from the EFI US$290 million credit line for a term of 1 month. The draw was made at a variable interest rate of SOFR 1M plus a margin of 1.11448% and matured on May 10, 2024. Because of its revolving nature, upon maturity of the draw, its renewal or payment will be determined, which cannot extend beyond the maturity date of the line (see Note 10.e.v).
viii.	On April 12, 2024, Enel Chile draw US$200 million from the EFI US$200 million credit line for a term of 1 month. The draw was made at a variable interest rate of SOFR 1M plus a margin of 1.26448% and matured on May 10, 2024. Because of its revolving nature, upon maturity of the draw, its renewal or payment will be determined, which cannot extend beyond the maturity date of the line (see Note 10.e.vii).

ix.	On April 12, 2024, Enel Chile draw US$100 million from the EFI US$700 million credit line for a term of 1 month. The draw was made at a variable interest rate of SOFR 1M plus a margin of 1.45% and matured on May 10, 2024. Because of its revolving nature, upon maturity of the draw, its renewal or payment will be determined, which cannot extend beyond the maturity date of the line.
x.	On April 25, 2024, Enel Chile draw US$50 million from the SMBC credit line, engaged in October 2021. The draw was made at a variable interest rate of SOFR 1M plus a margin of 1.21448% and matured on May 28, 2024.
xi.	At the OSM held on April 29, 2024, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 29, 2024, the directors agreed to appoint María Teresa Vial Álamos, Pablo Cabrera Gaete and Pablo Cruz Olivos as members of the Directors’ Committee. Additionally, Maria Teresa Vial Álamos was appointed President of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•Mr. Marcelo Castillo Agurto (Chairman)
•Ms. María Teresa Vial Álamos
•Mr. Pablo Cabrera Gaete
•Ms. Isabella Alessio
•Ms. Monica Girardi
•Mr. Salvatore Bernabei
•Mr. Pablo Cruz Olivos

xii.	On April 29, 2024, the Board of Directors named Giuseppe Turchiarelli as CEO on a permanent basis and CFO on an interim basis, effective as of May 1, 2024.

Enel Generación Chile S.A.

xiii.	On January 17, 2024, our subsidiary Enel Generación Chile sold and assigned balances to IDB Invest in accordance with the application of the price stabilization mechanism established under Law No. 21,472. These balances totaled ThCh$12,700,698 (US$14.48 million) in favor of Enel Generación Chile.
xiv.	On April 12, 2024, Enel Generación Chile amortized, due to maturity of the Yankee Bond contract for US$400 million, contracted on April 15, 2014, whose conditions were a fixed rate of 4.25%, 10-year term and general use of funds

Enel Green Power Chile S.A.

xv.	On January 17, 2024, our subsidiary Enel Green Power Chile sold and assigned to IDB Invest in accordance with the application of the price stabilization mechanism established under Law No. 21,472. These balances totaled ThCh$815,722 (US$0.93 million) in favor of Enel Green Power Chile.

Pehuenche S.A.

xvi.	On February 26, 2024, the Board of Directors of our subsidiary Empresa Eléctrica Pehuenche S.A. at its meeting agreed that in accordance with the current Dividend Policy, to propose to the Ordinary Shareholders' Meeting to be held during the first quarter of 2024, the payment of the final dividend balance for 2023 of Ch$88.931136617 per share.

Between January 1, 2024, and the date of issuance of these consolidated financial statements, the Company has no knowledge of any financial or other events which significantly affect its financial position and results presented.

APPENDIX 1 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of these consolidated financial statements.

The detail of assets and liabilities denominated in foreign currency is as follows:

	12-31-2023
ASSETS	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	35,935	449,278,983	113,862,934	102,479	10,959	563,291,290
Other current financial assets	—	57,180,139	10,537,499	18,996	—	67,736,634
Other current non-financial assets	3,055,257	69,227,975	27,260,077	593,326	360,690	100,497,325
Trade and other receivables, current	5,357,143	1,244,013,158	199,870,569	53,679	—	1,449,294,549
Current accounts receivable from related parties	—	5,340,093	32,373,527	12,560,505	—	50,274,125
Inventories	627,574	12,759,347	40,218,695	5,009,744	146,519	58,761,879
Current tax assets	-	73,779,644	7,333,950	-	1,863	81,115,457
Non-current assets or groups of assets for disposal classified as held for sale	—	-	-	—	—	-
TOTAL CURRENT ASSETS	9,075,909	1,911,579,339	431,457,251	18,338,729	520,031	2,370,971,259

NON-CURRENT ASSETS
Other non-current financial assets	1,838,328	9,764,057	-	—	—	11,602,385
Other non-current non-financial assets	79,460	238,284,871	29,533	—	—	238,393,864
Trade and other non-current receivables	30,745,450	353,276,892	519,655,799	—	-	903,678,141
Investments accounted for using the equity method	—	25,294,926	58,859	—	-	25,353,785
Intangible assets other than goodwill	—	112,207,320	82,682,099	—	120,081	195,009,500
Goodwill	—	849,345,650	35,119,008	—	—	884,464,658
Property, plant and equipment	—	3,437,454,240	3,400,624,560	—	12,106,020	6,850,184,820
Investment property	—	7,340,561	—	—	—	7,340,561
Right-of-use asset	217,535,040	32,890,521	11,875,392	6,751,602	—	269,052,555
Deferred tax assets	—	54,989,051	22,680,457	—	—	77,669,508
TOTAL NON CURRENT ASSETS	250,198,278	5,120,848,089	4,072,725,707	6,751,602	12,226,101	9,462,749,777

TOTAL ASSETS	259,274,187	7,032,427,428	4,504,182,958	25,090,331	12,746,132	11,833,721,036

	12-31-2022
ASSETS	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	32,892	745,956,809	128,804,370	176,894	242,734	875,213,699
Other current financial assets	—	2,856,333	657,001	16,882	—	3,530,216
Other current non-financial assets	3,065,209	161,803,844	26,263,120	502,775	1,005,404	192,640,352
Trade and other receivables, current	4,374,199	1,463,980,203	41,156,861	2,092	—	1,509,513,355
Current accounts receivable from related parties	—	3,741,016	20,048,882	232,478,706	—	256,268,604
Inventories	136,717	65,749,377	9,292,286	2,737,713	-	77,916,093
Current tax assets	-	112,755,098	7,803,269	-	-	120,558,367
Non-current assets or groups of assets for disposal classified as held for sale	—	28,333,006	268,627	—	—	28,601,633
TOTAL CURRENT ASSETS	7,609,017	2,585,175,686	234,294,416	235,915,062	1,248,138	3,064,242,319

NON-CURRENT ASSETS
Other non-current financial assets	1,458,904	58,368,736	-	—	—	59,827,640
Other non-current non-financial assets	70,036	78,178,092	28,213	—	—	78,276,341
Trade and other non-current receivables	20,988,425	114,670,586	554,563,222	—	925,412	691,147,645
Investments accounted for using the equity method	—	4,960,303	12,404,147	—	388,328	17,752,778
Intangible assets other than goodwill	—	109,744,724	81,674,736	—	21,803	191,441,263
Goodwill	—	849,345,650	34,267,779	—	—	883,613,429
Property, plant and equipment	—	3,212,229,418	3,345,829,232	—	14,295,344	6,572,353,994
Investment property	—	7,348,262	—	—	—	7,348,262
Right-of-use asset	208,921,326	17,988,526	-	6,788,580	—	233,698,432
Deferred tax assets	—	42,524,495	23,353,134	—	—	65,877,629
TOTAL NON CURRENT ASSETS	231,438,691	4,495,358,792	4,052,120,463	6,788,580	15,630,887	8,801,337,413

TOTAL ASSETS	239,047,708	7,080,534,478	4,286,414,879	242,703,642	16,879,025	11,865,579,732

	12-31-2023
LIABILITIES	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Brazilian Real	Other Currency	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES
Other current financial liabilities	42,031,748	164	572,983,003	—	—	—	—	615,014,915
Current lease liability	22,149,396	99,718	357,191	1,531,888	—	—	—	24,138,193
Trade and other current payables	9,300,520	1,105,027,430	339,850,625	10,075,306	238,084	-	—	1,464,491,965
Current accounts payable to related parties	—	6,712,011	161,400,415	294,455,151	—	10,889	—	462,578,466
Other current provisions	—	25,105,457	15,663	—	31,590	—	—	25,152,710
Current tax liabilities	—	155,757,190	4,350,022	—	—	—	—	160,107,212
Other current non-financial liabilities	—	33,056,546	7,903,913	1,466,297	8,127	—	—	42,434,883
TOTAL CURRENT LIABILITIES	73,481,664	1,325,758,516	1,086,860,832	307,528,642	277,801	10,889	—	2,793,918,344

NON-CURRENT LIABILITIES
Other non-current financial liabilities	196,122,880	—	1,708,390,061	—	—	—	—	1,904,512,941
Non-current lease liability	236,309,986	968,197	1,115,232	5,530,612	—	—	—	243,924,027
Trade and other non-current receivables	—	292,062,875	303,471,982	—	—	—	—	595,534,857
Non-Current accounts payable to related parties	—	—	1,034,791,219	—	—	—	—	1,034,791,219
Other long-term provisions	—	176,624,539	34,976,147	—	—	—	—	211,600,686
Deferred tax liabilities	—	31,195,552	141,317,111	—	—	—	—	172,512,663
Non-current provisions for employee benefits	—	61,930,822	889,222	—	—	—	—	62,820,044
Other non-current non-financial liabilities	—	53,219,983	—	—	—	—	—	53,219,983
TOTAL NON-CURRENT LIABILITIES	432,432,866	616,001,968	3,224,950,974	5,530,612	—	—	—	4,278,916,420

TOTAL LIABILITIES	505,914,530	1,941,760,484	4,311,811,806	313,059,254	277,801	10,889	—	7,072,834,764

	12-31-2022
LIABILITIES	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Brazilian Real	Other Currency	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES
Other current financial liabilities	40,274,963	83	28,244,737	—	—	—	—	68,519,783
Current lease liability	11,041,842	100,658	6,429,038	1,449,098	—	—	—	19,020,636
Trade and other current payables	27,565,082	1,336,917,391	371,476,401	7,596,123	324,415	—	13,497	1,743,892,909
Current accounts payable to related parties	—	234,496,436	448,393,609	263,608,529	-	—	—	946,498,574
Other current provisions	—	22,760,982	-	—	141,024	—	—	22,902,006
Current tax liabilities	—	327,612,098	6,724,272	—	—	—	—	334,336,370
Other current non-financial liabilities	—	28,318,088	4,499,888	486,941	16,685	—	—	33,321,602
TOTAL CURRENT LIABILITIES	78,881,887	1,950,205,736	865,767,945	273,140,691	482,124	—	13,497	3,168,491,880

NON-CURRENT LIABILITIES
Other non-current financial liabilities	225,557,282	—	1,958,245,974	—	—	—	—	2,183,803,256
Non-current lease liability	208,182,319	996,108	1,027,260	6,459,232	—	—	—	216,664,919
Trade and other non-current receivables	—	27,660	308,281,202	—	—	—	—	308,308,862
Non-Current accounts payable to related parties	—	—	1,147,096,713	—	—	—	—	1,147,096,713
Other long-term provisions	—	164,276,876	25,193,367	—	—	—	—	189,470,243
Deferred tax liabilities	—	36,601,749	162,414,745	—	—	—	—	199,016,494
Non-current provisions for employee benefits	—	62,699,415	-	—	—	—	—	62,699,415
Other non-current non-financial liabilities	—	1,088,647	—	—	—	—	—	1,088,647
TOTAL NON-CURRENT LIABILITIES	433,739,601	265,690,455	3,602,259,261	6,459,232	—	—	—	4,308,148,549

TOTAL LIABILITIES	512,621,488	2,215,896,191	4,468,027,206	279,599,923	482,124	—	13,497	7,476,640,429

APPENDIX 2 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of these consolidated financial statements.

a)	Portfolio stratification

-Trade and other receivables by maturity:

	As of December 31, 2023
	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	1,074,822,684	31,474,982	48,358,190	17,972,222	16,543,822	11,522,260	27,808,169	11,142,122	28,572,932	159,492,141	1,427,709,524	775,262,173
Impairment provision	(18,575,689)	(454,616)	(1,848,768)	(1,715,408)	(1,844,114)	(2,143,323)	(2,833,718)	(3,353,938)	(3,555,933)	(29,551,108)	(65,876,615)	(12,078,477)
Accounts receivable for leasing, gross	20,755,542										20,755,542	137,964,743
Impairment provision	(139,954)										(139,954)	(972,617)
Other receivables, gross	66,801,742	—	—	—	—	—	—	—	—	11,474,680	78,276,422	3,502,319
Impairment provision	—	—	—	—	—	—	—	—	—	(11,430,370)	(11,430,370)	—
Total	1,143,664,325	31,020,366	46,509,422	16,256,814	14,699,708	9,378,937	24,974,451	7,788,184	25,016,999	129,985,343	1,449,294,549	903,678,141

	As of December 31, 2022
	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	1,063,126,893	165,196,456	20,742,604	13,545,981	19,943,245	20,455,008	20,258,067	12,059,092	10,660,914	91,914,939	1,437,903,199	529,584,066
Impairment provision	(13,839,714)	(582,502)	(1,202,377)	(1,820,576)	(2,309,882)	(2,940,313)	(2,441,799)	(2,756,571)	(3,164,816)	(34,271,448)	(65,329,998)	(10,767,122)
Accounts receivable for leasing, gross	21,037,785	—	—	—	—	—	—	—	—	—	21,037,785	170,338,861
Impairment provision	(262,097)	—	—	—	—	—	—	—	—	—	(262,097)	(1,415,859)
Other receivables, gross	116,120,154	—	—	—	—	—	—	—	—	11,474,680	127,594,834	3,407,699
Impairment provision	—	—	—	—	—	—	—	—	—	(11,430,368)	(11,430,368)	—
Total	1,186,183,021	164,613,954	19,540,227	11,725,405	17,633,363	17,514,695	17,816,268	9,302,521	7,496,098	57,687,803	1,509,513,355	691,147,645

-By type of portfolio:

	December 31, 2023						December 31, 2022
	Portfolio with no renegotiated terms		Portfolio with renegotiated terms		Total Gross Portfolio		Portfolio with no renegotiated terms		Portfolio with renegotiated terms		Total Gross Portfolio
		Gross		Gross		Gross		Gross		Gross		Gross
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	clients	ThCh$	clients	ThCh$	clients	ThCh$	clients	ThCh$	clients	ThCh$	clients	ThCh$
Up-to-date	1,615,963	1,020,578,796	38,745	829,506,061	1,654,708	1,850,084,857	1,978,750	1,049,380,978	83,186	543,329,981	2,061,936	1,592,710,959
1 to 30 days	36,817	30,148,065	1,025	1,326,917	37,842	31,474,982	40,186	161,637,984	1,428	3,558,472	41,614	165,196,456
31 to 60 days	62,200	47,632,946	1,425	725,244	63,625	48,358,190	30,621	19,108,793	1,588	1,633,811	32,209	20,742,604
61 to 90 days	71,635	17,533,472	1,729	438,750	73,364	17,972,222	29,542	12,388,582	1,765	1,157,399	31,307	13,545,981
91 to 120 days	60,598	16,206,301	1,502	337,521	62,100	16,543,822	44,792	19,164,002	1,411	779,243	46,203	19,943,245
121 to 150 days	54,201	11,244,718	1,246	277,542	55,447	11,522,260	32,952	19,978,533	1,584	476,475	34,536	20,455,008
151 to 180 days	19,004	27,552,420	856	255,749	19,860	27,808,169	15,522	19,875,975	970	382,092	16,492	20,258,067
181 to 210 days	19,040	10,939,853	953	202,269	19,993	11,142,122	12,464	11,764,028	903	295,064	13,367	12,059,092
211 to 250 days	16,910	28,291,389	917	281,543	17,827	28,572,932	32,553	10,467,899	1,430	193,015	33,983	10,660,914
More than 251 days	1,026,009	157,014,702	152,571	2,477,439	1,178,580	159,492,141	735,816	88,792,498	75,189	3,122,441	811,005	91,914,939
Total	2,982,377	1,367,142,662	200,969	835,829,035	3,183,346	2,202,971,697	2,953,198	1,412,559,272	169,454	554,927,993	3,122,652	1,967,487,265

b)	Portfolio in default and in legal collection process

	As of December 31,
	2023		2022
	Number of	Amount	Number of	Amount
Portfolio in Default and in Legal Collection Process	clients	ThCh$	Clients	ThCh$
Notes receivable in default	—	—	1,856	255,178
Notes receivable in legal collection process (*)	1,702	7,853,447	755	3,304,750
Total	1,702	7,853,447	2,611	3,559,928

(*)Legal collections are included in the portfolio past due.

c)	Allowances and write-offs

	As of December 31,
	12-31-2023	12-31-2022
	ThCh$	ThCh$
Allowances and Write-offs
Allowance for portfolio with no renegotiated terms	7,606,450	13,738,391
Allowance for portfolio with renegotiated terms	3,732,378	8,893,362
Recoveries for the period	—	74,833
Total	11,338,828	22,706,586

d)	Number and value of transactions

	12-31-2023		12-31-2022
	Total detail by type of transaction ThCh$	Total detail by type of operation ThCh$	Total detail by type of transaction ThCh$	Total detail by type of operation ThCh$
Number and Amount of Transactions	Last Quarter	Year-to-date	Last Quarter	Year-to-date
Allowance for impairment and recoveries:
Number of Transactions	130,641	444,155	26,010	33,861
Amount of transactions	5,395,100	11,338,828	5,303,963	22,706,586

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of these consolidated financial statements.

a)	Portfolio stratification
-	Trade receivables detailed by aging:

	12-31-2023
Trade receivables	Up-to-date Portfolio	1-30 days past due	31-60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	More than 365 days past due	Total Current	Total Non- Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, Generation and Transmission	685,684,933	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	35,690,038	16,151,472	860,943,476	2,234,948
- Large customers	685,468,573	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	35,690,038	15,748,987	860,324,631	2,234,948
- Other	216,360	—	—	—	—	—	—	—	—	—	402,485	618,845	—
Allowance for impairment	(1,213,072)	(86,661)	(759,055)	(199,997)	(218,187)	(104,314)	(460,833)	(122,220)	(503,753)	(755,173)	(720,399)	(5,143,664)	(5,257)

Unbilled services	557,351,449	—	—	—	—	—	—	—	—	—	—	557,351,449	2,234,948
Billed services	128,333,484	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	35,690,038	16,151,472	303,592,027	—

Trade receivables, Distribution	389,137,751	19,413,297	12,774,725	8,460,377	6,286,064	6,572,131	6,205,293	5,412,469	4,853,310	12,262,562	95,388,069	566,766,048	773,027,225
- Mass-market customers	354,259,121	13,606,413	8,670,840	6,786,030	5,328,004	5,290,332	5,429,950	4,254,816	4,083,091	10,122,853	75,072,837	492,904,287	767,893,506
- Large customers	20,856,819	3,430,853	1,777,236	583,180	465,211	320,367	63,668	143,118	78,772	479,814	7,900,893	36,099,931	3,515,123
- Institutional customers	14,021,811	2,376,031	2,326,649	1,091,167	492,849	961,432	711,675	1,014,535	691,447	1,659,895	12,414,339	37,761,830	1,618,596
Allowance for impairment	(17,362,617)	(367,955)	(1,089,713)	(1,515,411)	(1,625,927)	(2,039,009)	(2,372,885)	(3,231,718)	(3,052,180)	(7,512,758)	(20,562,743)	(60,732,916)	(12,073,220)

Unbilled services	331,194,439	—	—	—	—	—	—	—	—	—	—	331,194,439	744,470,323
Billed services	57,943,312	19,413,297	12,774,725	8,460,377	6,286,064	6,572,131	6,205,293	5,412,469	4,853,310	12,262,562	95,388,069	235,571,609	28,556,902
Total trade receivables, gross	1,074,822,684	31,474,982	48,358,190	17,972,222	16,543,822	11,522,260	27,808,169	11,142,122	28,572,932	47,952,600	111,539,541	1,427,709,524	775,262,173
Total Allowance for impairment	(18,575,689)	(454,616)	(1,848,768)	(1,715,408)	(1,844,114)	(2,143,323)	(2,833,718)	(3,353,938)	(3,555,933)	(8,267,931)	(21,283,142)	(65,876,580)	(12,078,477)
Total trade receivables, net	1,056,246,995	31,020,366	46,509,422	16,256,814	14,699,708	9,378,937	24,974,451	7,788,184	25,016,999	39,684,669	90,256,399	1,361,832,944	763,183,696

	12-31-2022
Trade receivables	Up-to-date Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	More than 365 days past due	Total Current	Total Non- Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, Generation and Transmission	654,985,092	143,536,076	8,891,588	5,258,816	12,773,438	13,785,800	15,520,362	8,046,533	6,266,126	745,668	16,622,321	886,431,820	45,059,200
- Large customers	650,526,145	143,493,478	8,872,845	5,125,060	12,752,139	13,778,132	15,518,658	8,044,829	6,264,422	421,075	16,219,836	881,016,619	45,059,200
- Other	4,458,947	42,598	18,743	133,756	21,299	7,668	1,704	1,704	1,704	324,593	402,485	5,415,201	—
Allowance for impairment	(121,270)	—	—	—	—	—	—	—	—	(2,556)	(5,104,847)	(5,228,673)	(105,869)

Unbilled services	640,741,166	—	—	—	—	—	—	—	—	—	—	640,741,166	1,858,103
Billed services	14,243,926	143,536,076	8,891,588	5,258,816	12,773,438	13,785,800	15,520,362	8,046,533	6,266,126	745,668	16,622,321	245,690,654	43,201,097

Trade receivables, Distribution	408,141,801	21,660,380	11,851,016	8,287,165	7,169,807	6,669,208	4,737,705	4,012,559	4,394,788	8,884,006	65,662,944	551,471,379	484,524,866
- Mass-market customers	366,272,977	18,467,498	8,246,806	5,884,359	5,064,562	4,915,647	3,712,699	3,057,882	3,318,993	6,753,036	44,500,915	470,195,374	451,150,735
- Large customers	36,208,465	834,666	1,075,417	510,124	488,532	547,488	199,112	429,147	318,026	678,559	6,609,561	47,899,097	7,855,802
- Institutional customers	5,660,359	2,358,216	2,528,793	1,892,682	1,616,713	1,206,073	825,894	525,530	757,769	1,452,411	14,552,468	33,376,908	25,518,329
Allowance for impairment	(13,718,444)	(582,502)	(1,202,377)	(1,820,576)	(2,309,882)	(2,940,313)	(2,441,799)	(2,756,571)	(3,164,816)	(6,244,946)	(22,919,099)	(60,101,325)	(10,661,253)

Unbilled services	332,260,920	—	—	—	—	—	—	—	—	—	—	332,260,920	447,746,461
Billed services	75,880,881	21,660,380	11,851,016	8,287,165	7,169,807	6,669,208	4,737,705	4,012,559	4,394,788	8,884,006	65,662,944	219,210,459	36,778,403
Total trade receivables, gross	1,063,126,893	165,196,456	20,742,604	13,545,981	19,943,245	20,455,008	20,258,067	12,059,092	10,660,914	9,629,674	82,285,265	1,437,903,199	529,584,066
Total Allowance for impairment	(13,839,714)	(582,502)	(1,202,377)	(1,820,576)	(2,309,882)	(2,940,313)	(2,441,799)	(2,756,571)	(3,164,816)	(6,247,502)	(28,023,946)	(65,329,998)	(10,767,122)
Total trade receivables, net	1,049,287,179	164,613,954	19,540,227	11,725,405	17,633,363	17,514,695	17,816,268	9,302,521	7,496,098	3,382,172	54,261,319	1,372,573,201	518,816,944

Because not all of our commercial databases in our Group’s different consolidated entities distinguish whether the final electricity service consumer is an individual or legal entity, the main management segmentation used by all consolidated entities to monitor and follow up on trade receivables is the following:

- Mass-market Customers	- Institutional Customers
- Large Customers

-	By type of portfolio:

	12-31-2023
Type of Portfolio	Up-to-date portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total currrent	Total non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Portfolio with no renegotiated terms	685,684,933	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	51,841,516	860,943,482	2,234,948
- Large customers	685,468,573	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	51,439,031	860,324,637	2,234,948
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	216,360	—	—	—	—	—	—	—	—	402,485	618,845	—
Portfolio with renegotiated terms	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Portfolio with no renegotiated terms	331,680,208	18,086,380	12,049,481	8,021,627	5,948,543	6,294,589	5,949,544	5,210,200	4,571,767	105,173,186	502,985,525	978,707
- Mass-market customers	301,435,164	12,716,511	8,095,751	6,348,925	4,994,573	5,016,199	5,176,184	4,052,768	3,802,001	83,053,046	434,691,122	847,575
- Large customers	19,546,310	3,418,154	1,766,205	582,003	461,826	317,234	61,937	143,118	78,772	8,380,707	34,756,266	131,132
- Institutional customers	10,698,734	1,951,715	2,187,525	1,090,699	492,144	961,156	711,423	1,014,314	690,994	13,739,433	33,538,137	—
Portfolio with renegotiated terms	57,457,543	1,326,917	725,244	438,750	337,521	277,542	255,749	202,269	281,543	2,477,439	63,780,517	772,048,518
- Mass-market customers	52,823,957	889,902	575,090	437,104	333,432	274,132	253,765	202,048	281,090	2,142,639	58,213,159	767,045,931
- Large customers	1,310,509	12,699	11,031	1,177	3,384	3,134	1,732	—	—	—	1,343,666	3,383,991
- Institutional customers	3,323,077	424,316	139,123	469	705	276	252	221	453	334,800	4,223,692	1,618,596
Total gross portfolio	1,074,822,684	31,474,982	48,358,190	17,972,222	16,543,822	11,522,260	27,808,169	11,142,122	28,572,932	159,492,141	1,427,709,524	775,262,173

	12-31-2022
Type of Portfolio	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total currrent	Total Non- Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Portfolio with no renegotiated terms	654,985,092	143,536,076	8,891,588	5,258,816	12,773,438	13,785,800	15,520,362	8,046,533	6,266,126	17,367,989	886,431,820	45,059,200
- Large customers	650,526,145	143,493,478	8,872,845	5,125,060	12,752,139	13,778,132	15,518,658	8,044,829	6,264,422	16,640,911	881,016,619	45,059,200
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	4,458,947	42,598	18,743	133,756	21,299	7,668	1,704	1,704	1,704	727,078	5,415,201	—
Portfolio with renegotiated terms	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Portfolio with no renegotiated terms	348,967,768	18,101,908	10,217,205	7,129,766	6,390,564	6,192,733	4,355,613	3,717,495	4,201,773	71,424,509	480,699,334	368,918
- Mass-market customers	311,820,388	14,959,951	6,613,958	4,729,193	4,285,454	4,439,308	3,330,743	2,762,818	3,102,394	48,799,268	404,843,475	63,972
- Large customers	35,302,143	787,279	1,075,417	508,243	488,532	547,488	199,112	429,147	341,610	7,288,119	46,967,090	304,946
- Institutional customers	1,845,237	2,354,678	2,527,830	1,892,330	1,616,578	1,205,937	825,758	525,530	757,769	15,337,122	28,888,769	—
Portfolio with renegotiated terms	59,174,033	3,558,472	1,633,811	1,157,399	779,243	476,475	382,092	295,064	193,015	3,122,441	70,772,045	484,155,948
- Mass-market customers	54,452,589	3,507,547	1,632,848	1,155,166	779,107	476,339	381,956	295,064	193,015	2,454,684	65,328,315	451,086,763
- Large customers	906,322	47,387	—	1,881	—	—	—	—	—	—	955,590	7,550,856
- Institutional customers	3,815,122	3,538	963	352	136	136	136	—	—	667,757	4,488,140	25,518,329
Total gross portfolio	1,063,126,893	165,196,456	20,742,604	13,545,981	19,943,245	20,455,008	20,258,067	12,059,092	10,660,914	91,914,939	1,437,903,199	529,584,066

APPENDIX 2.2 ESTIMATES OF SALES AND PURCHASES OF ENERGY, POWER AND TOLL

This appendix forms an integral part of these consolidated financial statements.

	12-31-2023		12-31-2022
	Energy and		Energy and
	Capacity	Tolls	Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF FINANCIAL POSITION
Trade and other receivables, current	1,079,071,545	57,680,280	771,542,899	44,081,383
Trade and other receivables, non-current	970,575,153	—	441,133,414	—
Total Estimated Assets	2,049,646,698	57,680,280	1,212,676,313	44,081,383
Trade and other payables, current	99,375,819	22,172,523	116,540,839	23,547,980
Trade and other payables, non-current	571,821,560	—	288,973,001	—
Total Estimated Liabilities	671,197,379	22,172,523	405,513,840	23,547,980

	12-31-2023		12-31-2022
	Energy and		Energy and
	power	Tolls	power	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF INCOME
Energy sales	1,052,873,402	57,684,300	812,406,845	38,856,793
Energy purchases	163,111,943	22,333,297	248,111,074	23,547,980

APPENDIX 3 DETAIL OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of these consolidated financial statements.

	12-31-2023				12-31-2022
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers with Payments Up-to-Date
Up to 30 days	109,995,114	735,006,985	223,423,829	1,068,425,928	165,444,247	749,444,690	545,460,293	1,460,349,230
Between 31 and 60 days	8,941,687	7,096,098	27,431,127	43,468,912	5,776,032	193,190	41,334,530	47,303,752
Between 61 and 90 days	17,435,120	16,709,409	178,535,976	212,680,505	9,877,476	538,317	20,753,733	31,169,526
Between 91 and 120 days	—	—	—	—	—	—	—	—
Between 121 and 365 days	—	62,070	—	62,070	—	—	—	—
More than 365 days	—	290,572	595,231,621	595,522,193	—	487	308,175,025	308,175,512
Total	136,371,921	759,165,134	1,024,622,553	1,920,159,608	181,097,755	750,176,684	915,723,581	1,846,998,020

	12-31-2023				12-31-2022
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers Details
Suppliers for energy purchase	—	196,388,412	695,141,510	891,529,922	—	228,033,131	584,217,799	812,250,930
Suppliers for the purchase of fuels and gas	—	255,565,802	—	255,565,802	—	236,836,190	—	236,836,190
Accounts payable for goods and services	53,780,917	307,210,920	—	360,991,837	68,929,751	285,307,363	—	354,237,114
Accounts payable for the purchase of assets	82,591,004	—	329,481,043	412,072,047	112,168,004	—	331,505,782	443,673,786
Total	136,371,921	759,165,134	1,024,622,553	1,920,159,608	181,097,755	750,176,684	915,723,581	1,846,998,020