Form 20-F
period 2024-12-31
Enel Chile S.A.
filed 2025-04-29
CIK 1659939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Isabela Klemes, phone: (56-2) 2630-9000, ir.enelchile@enel.com, Roger de Flor 2725, Torre 2, Piso 17, Las Condes, Santiago, Chile

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

As of December 31, 2024

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

Chilean Stock Exchanges	Chilean Stock Exchanges	The two stock exchanges located in Chile: the Santiago Stock Exchange and the Electronic Stock Exchange.

CMF	Comisión para el Mercado Financiero	Chilean Financial Market Commission, the governmental authority that supervises the financial markets.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, a governmental entity with responsibilities under the Chilean regulatory framework.

EFI	Enel Finance International N.V.

A Dutch company operating as a financing company for the Enel Group, raising funds through bond issuances, loans, and other facilities, and in turn lending funds to companies in the Enel Group, and a subsidiary of Enel.

EGP Chile	Enel Green Power Chile S.A.	A Chilean corporation engaged in non-conventional renewable electricity generation and a subsidiary of Enel Chile.

Enel	Enel S.p.A.	An Italian company with multinational operations in the power and gas markets, with a 64.93% ownership of Enel Chile as of December 31, 2024, and our ultimate parent company.

Enel Américas	Enel Américas S.A.

An affiliated Chilean publicly held limited liability stock corporation headquartered in Chile, with subsidiaries engaged primarily in the generation, transmission, and distribution of electricity in Argentina, Brazil, Colombia, and Peru, controlled by Enel.

Enel Chile	Enel Chile S.A.	Our company, a Chilean publicly held limited liability stock corporation, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile. The registrant of this Report.

Enel Colina	Enel Colina S.A.	A subsidiary of Enel Distribución Chile engaged in electricity distribution in Chile, formerly known as Empresa Eléctrica de Colina Ltda.

Enel Distribución Chile	Enel Distribución Chile S.A.	A Chilean publicly held limited liability stock corporation engaged in electricity distribution and a subsidiary of Enel Chile operating in the Santiago Metropolitan Region.

Enel Generación Chile	Enel Generación Chile S.A.	A Chilean publicly held limited liability stock corporation engaged in electricity generation and a subsidiary of Enel Chile.

Enel Group	Enel Group	Enel S.p.A. and the companies that it directly and indirectly controls.

Enel X Chile	Enel X Chile S.p.A.	A Chilean company by shares and our wholly owned subsidiary, engaged in providing services associated with new technologies, with a strategic focus on digitalization, innovation, and sustainability.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas	Liquefied natural gas, a fuel for our thermal power plants.

NCRE	Non-Conventional Renewable Energy	Energy sources continuously replenished by natural processes, such as biomass, geothermal, mini-hydro, solar, tidal, or wind energy.

PMGD	Pequeños Medios de Generación Distribuida	A Chilean regime for distributed generation facilities.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A Chilean publicly held limited liability stock corporation engaged in the electricity generation business and a subsidiary of Enel Generación Chile.

SAIDI	System Average Interruption Duration Index	Index of average duration of interruption in the power supply.

SAIFI	System Average Interruption Frequency Index	Index of average frequency of interruptions in the power supply.

SEN	Sistema Eléctrico Nacional	The National Electricity System is the Chilean national interconnected electricity system.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit, equivalent to Ch$38,416.69 as of December 31, 2024.

VAD	Valor Agregado de Distribución	Value-added from distribution of electricity.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first-person personal pronouns such as “we,” “us,” or “our,” as well as “Enel Chile” or the “Company,” refer to Enel Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly controlled companies and associates is expressed in terms of our economic interest as of December 31, 2024.

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

As of December 31, 2024, Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, owns 64.93% of us and is our ultimate controlling shareholder.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$,” are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the currency of Chile; references to “EUR” or “€” are to Euro, the currency of the European Union and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2024, one UF was equivalent to Ch$38,416.69. The U.S. dollar equivalent of one UF was US$38.55 as of December 31, 2024, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2024, of Ch$996.46 per US$1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted-average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been made at the rates applicable as of December 31, 2024. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts disclosed in this Report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or any other rate.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in Chilean pesos. We have prepared our consolidated financial statements under International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). All our subsidiaries are integrated, and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions. Our interest in associated companies over which we exercise significant influence is included in our consolidated financial statements using the equity method. For detailed information regarding consolidated entities, jointly controlled entities, and associated companies, see Note 2.4, Note 2.5, and Note 2.6 of the Notes to our consolidated financial statements.

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

Rounding

Some figures included in this Report have been rounded for ease of presentation. Due to rounding, the sums in tables may not equal the sums of the entries.

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	demographic developments, political events, social unrest, economic fluctuations, worldwide or regional health crises, epidemics and pandemics, and interventionist measures by authorities in Chile;
•	geopolitical events, financial or other crises, armed conflicts in other countries, and foreign exchange risks;
•	adverse litigation proceedings and labor disputes;
•	water supply, droughts, flooding, storms, and other weather-related conditions as a result of climate change effects;
•	changes in Chilean electricity, water, and environmental regulations, including climate regulations to limit GHG emissions, and the regulatory framework of the electricity industry;
•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;
•	the nature and extent of future competition in our principal markets;
•	disruptions in infrastructure and supply chains and fluctuations in market prices of energy and certain commodities;
•	interruption or failure of our information technology, control, and communications systems, cyberattacks, cybersecurity breaches, and uncertain risks related to artificial intelligence; and
•	the factors discussed below under “Risk Factors.”

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

Climate change is a major global challenge that exposes our businesses to a variety of medium- and long-term risks. Our generation business has been and could be in the future negatively affected by arid hydrological conditions, which have and could negatively affect our ability to dispatch energy from our hydroelectric generation facilities. Our operations and results have been adversely affected when hydrological conditions in Chile have been significantly below average, as has been the case for much of the period since 2007.

Hydrological conditions in Chile have often been subject to two weather phenomena dealing with ocean currents - El Niño and La Niña - that influence rainfall and may result in drought or flooding, depending on the region affected. In the past, El Niño has affected Chile’s hydrological conditions, leading to rainfall deficits, high temperatures, and higher energy prices in some years, and to unusually intensive rains, flooding, and landslides in other years. For example, in 2024, El Niño brought heavy rains during the fall and winter months, resulting in above-average reservoir levels in Chile, which positively affected our hydroelectric generation. However, cumulative hydrological conditions in Chile remained abnormally dry in 2024.

Our subsidiary Enel Generación Chile has entered into certain agreements with the Chilean government and local irrigators regarding water use for hydroelectric generation during low water levels. However, if droughts persist, we have and may in the future face increased pressure from the Chilean government or other third parties to further restrict our water use, which could have a material adverse effect on our business and results of operations.

Our distribution business is also affected by inclement weather conditions. With extreme temperatures, electricity demand can increase significantly within a short period, affecting service and causing service outages that have resulted and may in the future result in the imposition of fines on our distribution business. Furthermore, with increased severity and frequency of extreme climate events, heavy rainfall or snowfall may occur in a short period and be accompanied by windstorms and lightning. These events may damage our power distribution infrastructure, resulting in service outages. Depending on weather conditions, our distribution business results can vary significantly from year to year.

On August 1 and 2, 2024, the Santiago Metropolitan Region was severely hit by an extraordinary, devastating, and unpredictable storm with winds of up to 124 kilometers per hour, which felled more than 2,000 trees, 800 public service poles and large tree branches and destroyed significant portions of the above-ground electrical energy distribution network. The resulting damages were comparable only to those that occurred during the 2010 earthquake in Chile. The storm caused widespread electrical power outages throughout Enel Distribución Chile’s concession area. While Enel Distribución Chile deployed all available resources and adopted special measures to restore electricity supply to its customers in the shortest time possible under the particular circumstances, several portions of the concession area were without power for an extended period, in some cases for more than 15 days. As a result, the Chilean government initiated an investigation to determine whether the actions taken by Enel Distribución Chile met the concession requirements, considering thousands of customers experienced service outages for an extended period following the storm. Failure to meet the concession’s requirements could result in the revocation and termination of our public service concessions. As of the date of this Report, Enel Distribución Chile has not been legally notified of any administrative proceeding resulting from the Chilean government’s investigation aimed at declaring the termination of its public service concessions for the distribution of electrical energy.

On January 22, 2025, the Chilean Superintendency of Electricity and Fuels (the “SEF”) fined Enel Distribución Chile Ch$18.8 billion (US$ 19 million) for four failures relating to the extended power outages resulting from the August 2024 storm: failure to properly maintain its infrastructure; delay in restoring service; failure to provide information to the government in a timely manner; and failure to have an adequate system to receive customer complaints and outage reports. Enel Distribución Chile subsequently filed a motion requesting the SEF to reconsider the charges and reduce the fine.

On February 4, 2025, Enel Distribución Chile announced an agreement with the Chilean National Consumer Service (“SERNAC” in its Spanish acronym) to voluntarily compensate more than 800,000 customers whose service was affected by the August 2024 storm. If the Chilean courts approve the agreement, the total compensation will be Ch$17.1 billion (US$17.6 million), with payments expected to begin in June or July 2025.

Our operating expenses also increase during droughts when thermal power plants, which have higher operating costs relative to hydroelectric power plants, are dispatched more frequently to compensate for the electricity generation deficit from reduced hydroelectric generation. In addition, our thermal power plants generate greenhouse gas (“GHG”) emissions. Depending on our commercial obligations, we may need to buy electricity at higher spot prices to comply with our contractual supply obligations. Beyond increasing our operating costs, the cost of these electricity purchases has exceeded and may in the future exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For example, in 2022, spot prices reached historic highs, resulting in losses from certain contracts. For further information concerning the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results —1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Generation Business.”

Droughts also indirectly affect the operation of our thermal power plants that use natural gas or diesel fuel. Our thermal power plants require water for cooling, and droughts may reduce water availability and increase transportation costs. As a result, we may have to purchase water from agricultural areas that are also experiencing water shortages to operate our thermal power plants. These water purchases have and may continue to increase our operating costs and require us to negotiate further with the local communities. If such negotiations are unsuccessful, we may be unable to obtain the water necessary to operate our thermal power plants.

Recovery from current or future droughts affecting the regions in Chile where most of our hydroelectric power plants are located may take place over an extended period, and there can be no assurance that any recovery will reach pre-drought hydrological conditions, or that any recovery will occur at all. Climate change may increase the likelihood of prolonged droughts and exacerbate the risks described above, which would have a further adverse effect on our business, results of operations, and financial condition.

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

If our renewable energy production falls below anticipated levels, we may have to dispatch electricity from our backup thermal power plants to compensate for the electricity generation deficit. Our thermal power plants have higher operating costs than our renewable energy facilities and generate GHG emissions. We also have needed and may in the future need to buy electricity in the spot market to fulfill our solar and wind generation facilities’ contractual supply obligations, which may be at prices higher than the contracted electricity sales, thus potentially producing losses from those contracts. These impacts have increased and could in the future increase our costs or result in losses and have a material adverse effect on our business, results of operations, and financial condition.

We depend on distributions from our subsidiaries to meet our payment obligations.

We rely on cash from dividends, loans, interest payments, capital reductions, and other distributions from our subsidiaries to pay our obligations. Such payments and distributions may be subject to legal constraints, such as dividend restrictions, fiduciary obligations, and contractual limitations.

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

The inability to obtain distributions from our subsidiaries could adversely affect our business, results of operations, and financial condition.

Construction and operation of power plants may encounter significant delays, stoppages, cost overruns, and stakeholder opposition that may damage our reputation and impair our goodwill with other stakeholders.

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

We may develop new projects in locations with challenging geographical topography, such as mountain slopes, high altitudes, or other areas with limited access. Additionally, given some projects’ locations, there may be inherent risks to archaeological heritage sites. These factors may also lead to significant delays and cost overruns.

The operation of our thermal power plants may also affect our goodwill with stakeholders due to GHG emissions that could adversely affect the environment and local residents. In addition, communities might have their own interests and different perceptions of the company and may be influenced by other stakeholders or motivations unrelated to the project. Therefore, if we fail to engage with our relevant stakeholders, we may face opposition, which could negatively affect our reputation, impact operations, or lead to litigation threats or actions.

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

We are exposed to fluctuations in certain commodity market prices that affect our long-term electricity sales contracts. These contracts commit our generation subsidiaries to material obligations as selling parties and contain prices indexed to different commodities, exchange rates, inflation, and the market price of electricity. Unfavorable changes to these indices would reduce the rates we can charge under these contracts, which could adversely affect our business, results of operations, and financial condition.

We are subject to incremental risks in distribution markets that are becoming more liberalized.

In our distribution business, some customers who meet certain requirements are free to choose between regulated and unregulated tariffs. Customers who switch must give 12 months’ notice of the change and remain in the new tariff regime for at least four years. Since 2016, some customers who had freely chosen regulated tariffs have switched to the unregulated tariff regime due to lower prices. These customers are tendering their electricity needs, either directly or in association with other customers, under the unregulated tariff regime because regulated tariffs are currently higher than unregulated tariffs due to the former being based on contracts tendered in the past at higher prices. Additionally, in November 2024 the Ministry of Energy published Exempt Resolution No. 58 lowering the minimum connected capacity requirement for customers to choose unregulated tariffs from 500 kW to 300 kW, which, combined with lower market prices, may reduce the number of customers who choose regulated tariffs. Customers switching to unregulated tariffs may also choose an alternative energy provider other than one of our generation subsidiaries, which could adversely affect our business, results of operations, and financial condition.

If third-party electricity transmission facilities, gas pipeline infrastructure, or fuel supply contracts fail to provide us with adequate service, we may be unable to deliver the electricity we sell to our final customers.

We depend on transmission facilities owned and operated by other companies to deliver the electricity we sell. This dependence exposes us to several risks. If the transmission is disrupted, or its capacity is inadequate, we may be unable to sell and deliver our electricity, particularly electricity generated by our solar and wind plants, which requires more flexibility because they are located far from demand centers. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulations are imposed, transmission companies that we rely on may not have sufficient incentives to invest in expanding their infrastructure, which could unfavorably affect our results of operations and financial condition or affect our ability to deploy our portfolio of projects under development.

The construction of new transmission lines may take longer than in the past, mainly because of  higher social and environmental requirements that create uncertainties regarding project completion timing. As a result, renewable energy generation projects are being completed faster than new transmission projects, creating a backlog of electricity that is difficult to transmit through current transmission systems. Also, our thermal power plants connected to natural gas pipelines are subject to stoppages causing significant disruptions. Stoppages could force us to purchase electricity at spot market prices, which could be higher than the contracted fixed sale price to customers. We could also be forced to dispatch our natural gas power plants using LNG that is transported by barge and is more expensive than natural gas that is transported from Argentina through these pipelines, which, in turn, could increase our operating expenses. These scenarios could adversely affect our business, results of operations, and financial condition.

Labor disputes, our inability to reach satisfactory collective bargaining agreements with our unionized employees, or our inability to attract, train, and retain key employees could adversely affect our business, results of operations, financial condition, and reputation.

Our business relies on attracting and retaining many highly specialized employees. A large percentage of our employees are members of unions with whom we have collective bargaining agreements that must be renewed regularly. Our business, results of operations, and financial condition could be unfavorably affected by a failure to reach a collective bargaining agreement with any labor union or by a deal with a labor union that contains terms we view as unfavorable. Chilean law provides legal mechanisms for judicial authorities to impose a collective bargaining agreement if the parties cannot agree. Specific actions such as strikes, walkouts, or work stoppages by these unionized employees could negatively impact our business, results of operations, financial condition, and reputation.

In addition, we may experience shortages of qualified key personnel if we are unable to hire new employees to fill key positions, and there can be no assurances that we will be able to attract, train, or retain key personnel or be able to do so without costs or delays, which could adversely affect our business, results of operations, financial condition, and reputation.

Interruption in or failure of our information technology, control, and communications systems, or cyberattacks to or cybersecurity breaches of these systems could have a material adverse effect on our business, results of operations, and financial condition.

We operate in an industry that requires the continued operation of sophisticated information technology, control, and communications systems (“IT Systems”) and network infrastructure. We use our IT Systems and network infrastructure to create, collect, use, disclose, store, dispose of, and otherwise process sensitive information, including company and customer data and personal information regarding customers, employees and their dependents, contractors, shareholders, and other individuals. IT Systems are also critical to controlling and monitoring our power plants’ operations, maintaining generation and network performance, monitoring smart grids, managing billing processes and customer service platforms, achieving operating efficiencies, and meeting our service targets and standards in our generation and distribution businesses. The operation of our generation system depends on the physical interconnection of our facilities with the electricity network infrastructure and communications among the various parties connected to the network. The reliance on IT Systems to manage information and communication among those parties has increased significantly since the implementation of smart meters and intelligent grids in Chile.

Our generation and distribution facilities, IT Systems, and operations technology systems (“OT Systems”), and other infrastructure, as well as the information processed in our digital assets, could be affected by cybersecurity incidents, including those caused by human error. Cybersecurity incidents have evolved dramatically in recent years and have grown exponentially in terms of frequency and degree of impact. Our industry has begun to see an increase in the volume and sophistication of cybersecurity attacks from international activist organizations, nation-states, and individuals.

Cybersecurity incidents could harm our business by limiting our generation and distribution capabilities, delaying our development and construction of new facilities or capital improvement projects to existing facilities, disrupting our customer operations, or exposing us to various events that could increase our liability exposure. Our generation and distribution business systems are part of an interconnected system. Given the role of electricity as a vital resource in modern society, a widespread or prolonged disruption caused by a cybersecurity incident in the electric transmission grid, network infrastructure, fuel sources, or our third-party service providers’ operations could have broad socio-economic ramifications across households, businesses, and vital institutions, which could unfavorably affect our business.

In addition, our businesses require the collection and storage of personally identifiable information of our customers, employees, and shareholders, who expect that we will adequately protect the privacy of such information. Cybersecurity breaches may expose us to a risk of loss or misuse of confidential and proprietary information. Significant theft, loss, or fraudulent use of information, or other unauthorized disclosure of personal or sensitive data, may lead to high costs to notify and protect the impacted persons. It could cause us to become subject to significant litigation, losses, liability, fines, or penalties, any of which could materially and adversely affect our results of operations and reputation. We may also be required to incur significant costs associated with governmental actions in response to such intrusions or to strengthen our digital assets.

In this context, we believe that proper cybersecurity risk management requires a long-term strategy leveraging a proactive approach and iterative actions performed over time, and that approaching cyber risk with a single initiative may not be an efficient and effective strategy to manage and reduce risks related to cybersecurity.  Although the Enel Group has adopted a “Cyber Security Framework” to guide and manage cybersecurity processes and  created its own organizational model for implementing the Cyber Security Framework processes, we could still be subject to cyber incidents and other security threats to our IT Systems and OT Systems, which could result in a material decrease in revenues and additional costs associated with penalties, third-party claims, repairs, insurance expenses, litigation, notification and remediation, security, and compliance. For further details regarding our Cyber Security Framework, please refer to “Item 16K. Cybersecurity.”

The use of artificial intelligence (“AI”) technology creates uncertain risks for our business.

The Enel Group, including Enel Chile, evaluates opportunities to implement AI in all areas of our business to improve operational efficiency, optimize energy resource management, and develop new and increasingly sustainable solutions. Due to the rapid development of AI technologies and an uncertain regulatory landscape, successfully identifying and mitigating every associated risk will be crucial. The misuse of AI by our employees or third-party vendors, the use of AI in a cyberattack, or unexpected AI behaviors and decision-making could compromise our IT Systems, operations, and confidential information, which may result in further security risks to our systems and other unpredictable outcomes. Any of these events could adversely affect our business, results of operations, financial condition, and reputation.

We have experienced and may in the future experience increased interest in our environmental, social, and governance (“ESG”) practices and commitments from our stakeholders, investors, and regulatory bodies. Failure to disclose, meet, or address our ESG practices or commitments could negatively impact our reputation, investment in our common stock and ADSs, or our access to capital markets.

Our goal is to reduce carbon emissions from our electric generation facilities to achieve zero direct (Scope 1) emissions by 2040. We continue to monitor the financial and operational feasibility of taking more aggressive action to further reduce GHG emissions. Our strategic plan to replace older, fossil-fueled generation with zero-carbon-emitting renewable generation will contribute to the achievement of our goals related to reducing GHG emissions. However, our ability to achieve such goals depends on many external factors, including the development of relevant energy technologies and the ability to execute our capital plan. These efforts could impact how we operate our electric generating units and lead to increased competition and regulation, all of which could have a material adverse effect on our operations and financial condition.

We cannot guarantee that we will be able to achieve or maintain our announced ESG goals, practices, and commitments. Our failure or perceived failure to achieve our ESG goals, maintain practices aligned with stakeholder expectations for best practices, or comply with new ESG expectations could harm our reputation, adversely impact our ability to attract and retain customers and employees, and expose us to legal and regulatory proceedings and increased scrutiny from a range of stakeholders. Some stakeholders may disagree with our ESG-related goals and commitments, which may adversely impact our business and reputation and the prices of our securities.

Our ability to successfully execute our strategic plan, including the transition of our generation facilities and achievement of our GHG emissions reduction targets, may affect customers’, investors’, legislators’, and regulators’ opinions and actions. If they have or develop a negative opinion of us due to increasing scrutiny of ESG practices or our failure to meet our announced ESG commitments, this could result in increased costs associated with regulatory oversight and could make it more difficult for our businesses to achieve favorable legislative or regulatory outcomes. In addition, increased focus and activism related to ESG and similar matters may hinder our access to capital, as investors may decide to reallocate capital or not commit capital as a result of their assessment of our ESG practices. Any of these consequences could adversely affect our reputation, investment in our securities, or our access to capital markets and negatively impact our results of operations, financial position, and liquidity.

We may be unable to enter into suitable acquisitions or successfully integrate businesses that we acquire.

On an ongoing basis, we carry out mergers and review acquisition prospects to expand and improve our operations, which may increase our market coverage or provide synergies with our existing businesses. However, there can be no assurance that we will be able to identify and acquire suitable companies in the future. The acquisition and integration of independent companies that we do not control may be a complicated, costly, and time-consuming process that may strain our resources and relationships with our employees and customers.

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

For example, in the context of the social crisis that began in October 2019, the government enacted Law No. 21,185, which established a transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The mechanism eliminates the price increase of 9.2% that would have been applied to regulated customers as of July 2019 and defers the price increase for the sale of electricity under contracts between generation and distribution companies that start before 2021. A price stabilization funding program was implemented by the National Energy Commission (“CNE” in its Spanish acronym) and financed by companies in the generation industry, including our subsidiaries Enel Generación Chile and, to a lesser extent, EGP Chile through accounts receivable generated by the differences between the contractual rates and the stabilized rates. The maximum amount of the stabilization fund of US$1.35 billion was reached ahead of schedule in January 2022.

In July 2022, the Chilean Congress passed Law No. 21,472, which complements Law No. 21,185 by creating a new stabilization fund program and establishing a new transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The purpose of the mechanism is to limit the increase in electricity bills for regulated customers during 2022 and to allow such increases to occur gradually over the following 10 years. The accounts receivable balances must be repaid by no later than December 31, 2032, and have a 100% guarantee of the Chilean government. The maximum amount of the stabilization fund program established by Law No. 21,472 of US$ 1.8 billion was reached in February 2024.

In April 2024, Law No. 21,667 was enacted, to prevent generation companies from continuing to accumulate debt due to stabilized prices under the regulated price system. Under this law, tariffs for regulated customers will be gradually adjusted to reflect the real costs of energy, and generation companies will be able to recover the balance of debt accumulated under the price stabilization mechanisms generated by Laws No. 21,185 and No. 21,472. Law No. 21,667 increases the stabilization fund established under Law 21,472 to US$5.5 billion, of which US$3.7 billion will have a 30% guarantee of the Chilean government. The accounts receivable balances must be repaid no later than December 31, 2035.

Due to the tariff increases implemented under Law No. 21,667, the Chilean government has proposed a new electricity subsidy to protect the most vulnerable customers. The lower chamber of the Chilean Congress has approved a bill to finance the subsidy, which includes a transitory surcharge on the “green tax”, already being paid by generation companies, based on measured CO2 emissions of power plants from 2024 to 2026. The bill is currently being debated in the Chilean Senate.

As a result of applying the laws mentioned above as of and for the year ended December 31, 2024, our current and non-current accounts receivables, financial income, and financial costs increased. Please see Note 9 and Note 34 of the Notes to our consolidated financial statements for further information.

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

In May 2023, the Chilean Congress approved a progressive increase in the minimum wage, which as of July 1, 2024, reached the total amount of Ch$500,000 (approximately US$500) per month. As of January 1, 2025, the minimum wage was adjusted based on the consumer price index to Ch$510,636 (approximately US$512) per month.

On January 29, 2025, the Chilean Congress approved reforms to the Chilean pension fund regime that would, among other things, increase the employer contributions to employee pensions from 1.5% to 8.5% of the employee’s monthly wages. While the increases are expected to be implemented gradually over a 9-year period, it could result in increased labor costs for employers. Any increase in our labor costs could have an adverse effect on our business, results of operations, and financial condition.

Proposed changes to the regulatory framework are often submitted to legislators and administrative authorities. Some of these changes, if implemented, could have a material adverse effect on our business, results of operations, and financial condition.

Our business faces risks from the Chilean government’s decarbonization efforts.

In June 2019, the Chilean government announced its plan to phase out coal entirely from its energy mix by 2040 and achieve carbon neutrality by 2050. Our subsidiary Enel Generación Chile signed an agreement with the Chilean Ministry of Energy defining the process for the closures of our coal-fired power plants: Tarapacá (158 MW), Bocamina I (128 MW), and Bocamina II (350 MW). We closed the Tarapacá plant in December 2019, the Bocamina I plant in December 2020, and the Bocamina II plant in September 2022, well ahead of the Bocamina II plant’s scheduled deadline of December 31, 2040. In doing so, we became the first power generation company in the Chilean electricity sector to completely remove coal from its generation operations. However, our efforts to decarbonize our energy matrix by closing coal-fired power plants might be insufficient if our renewable energy projects suffer delays and do not enter into operation on schedule.

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

Any revocation of or limitations on our current water rights, additional water rights, the duration of our water concessions, or an increase in the cost of water rights could have a material adverse effect on our hydroelectric development projects and profitability.

We are subject to potential business and financial risks resulting from climate change legislation and regulations to limit GHG emissions.

Climate change legislation and regulations restricting or regulating GHG emissions could increase our operating costs and have a material adverse effect on our business, results of operations, and financial condition. The adoption and implementation of any international treaty, legislation, or regulation imposing new or additional reporting obligations or limiting emissions of GHGs from our operations could require us to incur additional costs to comply with such requirements and possibly require the reduction or limitation of GHG emissions associated with our operations. These higher compliance standards, such as net zero emissions, may require higher levels of investment in new, more efficient technologies. Failure to monitor or delay the adoption of new technologies may jeopardize our ability to adapt to climate change. It may involve additional costs to operate and maintain our equipment and facilities, install emission controls, or pay taxes and fees relating to GHG emissions, which could have a material adverse effect on our business, results of operations, and financial condition.

Material Risks Related to Chile and Other Global Risks

Fluctuations in the Chilean economy, economic interventionist measures by governmental authorities, political and financial events, or other crises in Chile and other countries may affect our results of operations, financial condition, liquidity, and the value of our securities.

All our operations are in Chile. Accordingly, our consolidated revenues may be affected by the performance of the Chilean economy. We are exposed to political volatility and social unrest in Chile due to the challenges arising from changes in economic conditions, regulatory policies, and laws governing foreign trade, manufacturing, development, investments, and taxation. For example, in October 2024, the Chilean government enacted fiscal reforms focused on modernizing tax administration, combating tax crimes and evasion, regularizing tax debts, and strengthening institutions, without increasing individual or corporate taxes. Upcoming general and presidential elections in November 2025, may create heightened uncertainty regarding future monetary, fiscal, tax, social and other policies in Chile.

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

Financial and political events in other parts of the world could also negatively affect our business. Export trade is important to the Chilean economy. The new presidential administration in the United States has made a number of policy changes to trade, foreign relations, governmental regulation, immigration, and other matters that differ significantly from those of the prior administration, which could have material effects on the global political and economic landscape. The current administration is undertaking changes to tariffs on imports of most goods to the United States. These tariffs have led and could lead to further retaliatory actions by other countries, which could impact foreign trade globally. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

We are unable to predict how governmental policy in the United States, China, and other trading partners, or the outbreak of a trade war, may continue to impact global economic conditions. If the scope or amount of the tariffs is further expanded or increased, global economic conditions could be impacted, which may have a material adverse effect on our business, financial condition, and results of operations.

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

Global markets have been and may continue to be subjected to periods of economic uncertainty, volatility, and disruption due to armed conflicts around the world, including the current conflicts in Ukraine and the Middle East, such as in Gaza and between Israel and Iran. In addition to economic sanctions, such as those imposed on Russia and certain Russian citizens and enterprises, armed conflicts could have a negative effect on the global economy and are highly uncertain and difficult to predict. President Trump has recently made several statements signaling a shift from the previous administration approach to U.S. foreign policy regarding Ukraine, NATO and Gaza, which could have material effects on the global political and economic landscape. Although we do not have direct business transactions with suppliers, clients, or lenders from Russia or Ukraine, our business, results of operations, and financial condition may be impacted by (i) limited access to financial markets; (ii) possible interruptions in the global supply chain; (iii) volatility in commodity prices; and (iv) an increase in inflationary pressures in Chile, which could increase the rates charged to our customers.

Our operations and financial results could be adversely impacted by the effects of worldwide or regional health crises, epidemics or pandemics.

A global or regional health crisis, epidemic or pandemic, or a similar outbreak in a region where we or our key partners, customers, or suppliers operate, could disrupt our business. The extent of the disruption would depend on various factors, including but not limited to, the duration and severity of the outbreak, government-imposed restrictions on businesses and individuals, changes in demand for our products and services, supply chain disruptions, and the health and safety of our employees and the communities in which we operate. For instance, the measures instituted by the Chilean government during the Covid-19 pandemic temporarily disrupted our business and operations, decreased the electricity demand, destabilized financial markets, negatively affected the global supply chain, and compromised our ability to generate income.

The potential impact of any future health crisis, epidemic or pandemic, and the measures governments and businesses may take to control such outbreaks, cannot be predicted and are beyond our control, and it is possible that any such future outbreak could adversely affect our business and results of operations.

Foreign exchange risks may unfavorably affect our results and the U.S. dollar value of dividends payable to ADS holders.

Until December 31, 2024, our functional currency was the Chilean peso, which has been subject to devaluations and appreciations against the U.S. dollar. Effective January 1, 2025, our functional currency is the U.S. dollar.

Because all our operations are in Chile, our operating subsidiaries generate revenues in Chilean pesos, and we pay our dividends in Chilean pesos. Although a substantial amount of our consolidated indebtedness and operating cash flows are linked to the U.S. dollar, we are exposed to fluctuations in the Chilean peso against the U.S. dollar because of time lags and other limitations to pegging our tariff rates to the U.S. dollar. For information on the change to our functional currency, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company,” and Note 41.i of the Notes to our consolidated financial statements. This exposure can substantially decrease the value of the cash we generate in U.S. dollars due to the peso’s devaluation. Future volatility in the currency exchange rate in which we receive revenues or incur expenditures may adversely affect our business, results of operations, and financial condition.

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

The market conditions prevailing at any time may prevent us from accessing capital markets or satisfying our financial needs to fund new projects. We may also be unable to raise the funds required to finish our projects under development or construction. Likewise, we may be unable to refinance our debt or obtain such refinancing in terms acceptable to us. Without such refinancing, we could be forced to liquidate assets at unfavorable prices to make payments due on our debt. Furthermore, we may be unable to sell our assets at opportune moments or sufficiently high prices to obtain proceeds that would enable us to make such payments.

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

We are involved in various litigation proceedings, including lawsuits and arbitrations, that could result in unfavorable decisions or financial penalties against us. Given the difficulty of predicting the outcome of legal matters, we have no certainty about the most likely outcome of these proceedings, or the eventual fines or penalties related to each litigation. Although we intend to defend our positions vigorously, our defense of these litigation proceedings may not be successful, and responding to such lawsuits and arbitrations diverts resources and our management’s attention from day-to-day operations.

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

Climate change mitigation and adaptation is part of our strategy and is integrated into our existing processes, which allows us to assess climate-related risks and opportunities, thus helping us become more resilient and flexible, as well as improving our capital allocation. An integrated process allows us to assess the impacts of climate change on our businesses and make appropriate adjustments to other areas of risk, such as operational or financial risks.

Our strategy for managing climate change has been developed in line with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) of the Financial Stability Board which were incorporated by the International Sustainability Standards Board (ISSB). A Group policy has been adopted to provide guidelines for managing risks and opportunities related to climate change. Additionally, appropriate policies and procedures have been established for specific areas.

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

To assess physical chronic phenomena, climate scenario metrics (e.g., increase in temperature, increase in rain precipitation, etc.) are applied to calculate the change in relevant indicators such as production and demand. Assessing physical impacts requires establishing links between climate variables and the business risks and opportunities. These links enable a quantitative assessment of effects on our business related to a selected climate phenomenon expected in the future.

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

Effects of Risks on Business and Strategy

We use scenarios in the planning, capital allocation, strategic positioning, risk assessment and strategic resilience processes. With the use of scenarios, we can model alternatives considering assumptions such as the achievement of the objectives defined in the 2015 Paris Agreement on Climate Change (the “Paris Agreement”). A forecasting approach that provides projections based on past behavior does not allow us to anticipate changes or incorporate assessments of risks or uncertainties. Conversely, the use of scenarios offers us greater flexibility and allows us to prepare for risks and opportunities. As part of the process of defining our scenarios, we have identified and analyzed in depth the medium- and long-term trends, as well as their expected impacts on our industry. This analysis is the basis for defining our actions to anticipate and adapt to changes and developments, as well as take advantage of opportunities in our businesses.

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

We collect the key metrics of the energy system, including, for example: primary energy, total and sectoral final energy, electrical capacity by technology, electricity generation by technology, hydrogen production, electric vehicle fleet, etc. The data analysis gives each provider an understanding of the key elements of the Business-as-usual/Stated-policies scenarios and leads to the identification of the drivers for accelerating the energy transition in the Paris-Aligned and Paris-Ambitious scenarios.

The main assumptions considered in developing our energy transition scenarios concern the macroeconomic and energy context, local policies and regulatory measures, the evolution, costs and adoption of energy production, and conversion and consumption technologies.

With regard to full achievement of the Paris Agreement objectives (i.e., to stabilize global average temperatures to within +1.5 °C), there are uncertainties that a number of countries could remain on Business-as-usual trajectories and not adopt effective measures to reduce their emissions in a timely manner, thereby slowing the decarbonization process towards net zero emissions by 2050.

Nevertheless, we operate a business model with strategic guidelines that are in line with the maximum ambition of the objectives of the Paris Agreement. To mitigate climate change risks, we have set a goal for 2040 to achieve zero direct emissions (Scope 1), with fully renewable electricity generation. We continue to monitor the financial and operational feasibility of taking actions to further reduce our GHG emissions.

For further information regarding the effects of related risks on our strategy, business model, and outlook, please see “Item 3. Key Information — D. Risk Factors.”

Transition Plan

We are committed to transforming our energy matrix to achieve 100% renewable energy generation with zero direct GHG emissions by 2040. To achieve zero emissions, we are focusing on the following areas:

●	Closure of coal-fired power plants: We closed the Tarapacá plant (158 MW) in December 2019, the Bocamina I plant (128 MW) in December 2020, and the Bocamina II plant (350 MW) in September 2022.
●	Focus on renewable energy: We expect to add approximately 600 MW of net installed capacity from renewable energy sources by 2027, increasing to 79% our net installed capacity from renewable sources, including solar, hydroelectric, wind, and battery storage technology. The capital expenditure to develop these renewable energy plants between 2025 and 2027 is expected to be US$1.8 billion.
●	Innovation and new technologies: Coal phase-out and poor hydrology conditions affect spot prices. Thus, diversifying generation technologies and geography promotes a resilient strategy. In 2022 we developed the first project for green hydrogen production, several distributed generation projects, and we are currently adopting several battery energy storage systems (“BESS”) in our existing power plants. We are also exploring wave energy through our MERIC Open Sea Lab pilot project.
●	Electrification: It is essential to our goal of zero emissions that we help consumers achieve and manage their emissions. To that end, our affiliate, Enel X Chile, has implemented e-home services (assistance services, air conditioning, and photovoltaic (PV) panels) and heating replacement to retail customers; PV and demand response solutions to commercial and industrial sector; and public lighting, and public charging points, and e-buses solutions to the Chilean government as e-mobility solutions.
●	Sustainable financing: To promote a sustainable business model, we have entered into sustainability-linked credit agreements financing contracts that link the interest rate to the reduction of our direct GHG emissions (Scope 1) targets.

In March 2024, the review process of Enel Chile’s  GHG emissions related to Scope 1 electricity generation was completed and measured at 128 gCO2eq/kWh, an amount higher than the Scope 1 emissions target announced in 2020 of less than 100 gCO2eq/kWh by the end of 2023. The same Scope 1 emissions target is used in some of the Enel Group’s debt instruments. Failure to reach the emissions target increased the interest rate payable on our SDG-linked financing contracts that include said target by 5 basis points. The outstanding amount of these SDG-linked financing contracts was US$300 million as of December 31, 2024.

In March 2025, the review process of Enel Chile’s GHG emissions related to Scope 1 electricity generation was completed and measured at 94 gCO2eq/kWh, an amount higher than the Scope 1 emissions target announced in 2021 of less than 90 gCO2eq/kWh by the end of 2024. As of June 2025, failure to reach the emissions target will increase the interest rate payable on our SDG-linked financing contract that includes said target by 5 basis points. The outstanding amount of this SDG-linked financing contract was US$150 million as of December 31, 2024.

The following table sets forth our direct (Scope 1) GHG emissions for the year ended December 31 for the following periods:

	Year ended December 31,
Greenhouse Gas (GHG) Emissions	2024	2023	2022

	in millions of tons of CO2 eq.
Total direct emissions (Scope 1)	2.38	3.13	4.85

We operate a business model aligned with the goal of not exceeding a temperature increase of 1.5°C compared to pre-industrial levels. To achieve this and our zero emissions goals, we have closed all our coal-fired power plants as of 2022, and our target is to close all our natural gas plants by 2040. We do not rely on carbon-removal technologies to achieve the target. Furthermore, since 2012, we have made systematic continuous investments in renewable energy that allow us to set our own targets to achieve zero emissions by 2040.

Item  4.      Information on the Company

A.	History and Development of the Company.

We are a publicly held limited liability stock corporation organized on March 1, 2016, under the laws of the Republic of Chile. Since April 2016, we have been registered in Santiago with the CMF. We are also registered with the SEC under the commission file number 001-37723. Our full legal name is Enel Chile S.A., and we are also known commercially as “Enel Chile.” As of December 31, 2024, Enel beneficially owned 64.93% of our shares. Our shares are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELCHILE,” and our ADSs are listed and traded on the NYSE under the trading symbol “ENIC.”

Our contact information for the Investor Relations Department in Chile is:

Contact Person:	Isabela Klemes
Street Address:	Roger de Flor 2725, Torre 2, Piso 17 Las Condes, Santiago Chile
Email:	ir.enelchile@enel.com
Telephone:	(56-2) 2630-9000
Website:	www.enelchile.cl

The information contained on or linked from our website is not included as part of, or incorporated by reference into, this Report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at www.sec.gov.

The Chilean electric utility sector was reorganized in the 1980s under the Chilean Electricity Law, known as Decree with Force of Law No. 1 of 1982 (“DFL1”). In August 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A., our predecessor company, changed its name to Enersis S.A. (“Enersis”) and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. (“Chilectra”). In the 1990s, Enersis diversified into electricity generation through increasing equity stakes in Endesa Chile S.A. (“Endesa Chile”).

Enel Chile was created as part of the corporate reorganization process of Enersis that began in April 2015. At the time, Enersis controlled the generation, transmission, and distribution businesses in Chile and in four other countries in the region (Argentina, Brazil, Colombia, and Peru). In December 2015, Enersis’ shareholders approved the first phase of the reorganization plan, which created Enersis Chile as the only vehicle to control the Enel Group’s generation and distribution assets in Chile. Enersis was renamed Enersis Américas and became the vehicle to control all assets of the businesses in other countries in the region. Endesa Chile and Chilectra went through a similar division process to create Endesa Américas and Chilectra Américas.

In September 2016, during the second phase of the plan, Enersis Américas absorbed Endesa Américas and Chilectra Américas and was renamed Enel Américas through the merger.

In October 2016, Enersis Chile, Endesa Chile, and Chilectra changed their names to Enel Chile, Enel Generación Chile, and Enel Distribución Chile, respectively.

Since the merger, Enel Chile’s electricity generation business has been held through its subsidiary Enel Generación Chile, and until 2021 its distribution and transmission business had been operated through its subsidiary Enel Distribución Chile, which operates a 2,105 km2 concession area granted by the Chilean government, for an unlimited duration, to transmit and distribute electricity throughout 33 municipalities in the Santiago Metropolitan Region, including the areas serviced by Enel Colina. The concession area is regarded as a densely populated area in terms of tariff regulation, making the Company the largest electricity commercialization company in Chile.

In August 2017, a corporate reorganization of Enel Chile was proposed, which would involve the merger of Enel Green Power Latin America S.A. with and into Enel Chile and a public tender offer (“PTO”) for 100% of the shares of Enel Generación Chile. The merger was approved in December 2017.

On April 2, 2018, Enel Green Power Latin America merged with and into Enel Chile, and Enel Chile’s shareholding in Enel Generación Chile increased to 93.55%. This transaction added 1,189 MW of installed capacity in non-conventional renewable energy (NCRE), mainly wind and solar technology.

In September 2018, Enel Chile announced the creation of a new subsidiary named Enel X Chile to develop, implement, and sell products and services related to energy that involve innovation, cutting-edge technology, future trends, and ancillary services, but that are not an electricity distribution concession service or considered ancillary to electricity distribution, either regulated or not.

In accordance with the Distribution Short Law approved in late 2019, establishing a “Sole Business” for electricity distribution companies in Chile, Enel Distribución Chile separated its operations into two separate and independent business lines: electricity distribution and electricity transmission. This new structure allowed Enel Distribución Chile to focus exclusively on the regulated electricity distribution business in its concession area and have the new company that resulted from the division, Enel Transmisión Chile, hold the assets and operation of the transmission business as of January 1, 2021, including the operations of the subsidiary Empresa de Transmisión de Chena S.A. Later, as part of the Company’s plan to simplify its corporate structure, on November 1, 2021, Empresa de Transmisión de Chena S.A. merged with its parent company, with Enel Transmisión Chile as the surviving entity.

On December 9, 2022, Enel Chile completed the sale of its entire 99.09% ownership interest in Enel Transmisión Chile to Sociedad Transmisora Metropolitana S.p.A., (a company controlled by Inversiones Saesa Ltda.). The transaction was carried out through a PTO that took place from November 7, 2022, to December 6, 2022.

On January 1, 2023, EGP Chile completed a spin-off of assets and liabilities associated with the solar plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro, and Domeyko, which were allocated to a new company called Arcadia Generación Solar S.A. (“Arcadia”). All shareholders of EGP Chile received a number of shares of Arcadia equal to the number of shares they held in EGP Chile. As a result, Enel Chile became the owner of 99.99% of Arcadia.

On October 24, 2023, Enel Chile completed the sale of its entire 99.99% ownership interest in Arcadia to Sonnedix Chile Arcadia S.p.A. and Sonnedix Chile Arcadia Generación S.p.A.

Capital Investments, Capital Expenditures, and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries, to optimize debt and liquidity management. Our capital expenditures are financed by internally generated funds or direct financings. Our goal is to focus on investments that will provide long-term benefits. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions when cash flows are needed.

For the 2025-2027 period, we expect to make capital expenditures of Ch$1.8 trillion in our subsidiaries (US$1.8 billion, calculated based on the Observed Exchange Rate as of December 31, 2024), related to managing and optimizing our distribution network, new client connections, increasing battery storage capacity, developing renewable generation plants, maintenance of current projects and assets, and studies required to develop other potential generation and distribution projects. While our planned investments go beyond the 2025-2027 period, we report three years to align with Enel’s three-year industrial plan disclosed in November 2024. Please refer to “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” for further information.

The table below sets forth the cash flows used to purchase property, plant and equipment and intangible assets in 2024, 2023, and 2022:

	Year ended December 31,
	2024	2023	2022

	(in millions of Ch$)
Cash flows used	722,354	662,424	937,561

Capital Expenditures in 2024, 2023, and 2022

In the last three years, our capital expenditures were principally related to the development of solar projects, PMGD projects, Los Cóndores hydroelectric power plant, wind farms, maintenance of our existing power plants, and projects to facilitate new client connections and optimize our distribution network through digitalization.

During 2024, our investments in the distribution business focused on facilitating new customer connections through low- and medium-voltage networks, reinforcing service quality, increasing the capacity of our substations, and automating our systems through the installation of remote control devices and smart meters for residential customers.

During 2024, our generation business investments focused primarily on (i) solar projects; (ii) hydroelectric projects; and (iii) BESS. Please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” for further details on our projects.

We reserve a portion of our capital expenditures for maintenance and the assurance of our facilities’ quality and operational standards. Projects in progress will be financed with resources provided by external financing and internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation engaged in the generation and distribution of electricity in Chile through our subsidiaries and affiliates. As of December 31, 2024, we had 8,869 MW of net installed capacity and approximately 2.2 million distribution customers. Of our total net installed capacity, 78% corresponds to renewable energies and BESS, including 3,665 MW of hydroelectric power plants, 903 MW of wind farms, 2,050 MW of solar plants, 83 MW of geothermal capacity, and 203 MW from BESS. All our thermoelectric net installed capacity corresponds to gas/diesel power plants (1,965 MW). As of and for the year ended December 31, 2024, we had consolidated assets amounting to Ch$12.6 trillion and operating revenues of Ch$4.0 trillion.

We also participate in other activities that are not core businesses and represent approximately 1% of our 2024 revenues. We do not report them as a separate segment in this Report or in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,
Revenues	2024	2023	2022	Change 2024 vs. 2023

	(in millions of Ch$)			(in %)
Generation	2,784,385	3,276,387	3,877,759	(15.0)
Distribution	1,641,410	1,511,619	1,454,722	8.6
Non-electricity business and consolidation adjustments	(438,660)	(407,760)	(376,049)	(7.6)
Total revenues and other operating income	3,987,135	4,380,246	4,956,432	(9.0)

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 28 of the Notes to our consolidated financial statements.

Electricity Generation Segment

In 2024, our consolidated electricity sales were 35,974 GWh, and our electricity production was 24,639 GWh, representing a 9.5% increase and 2.1% increase, respectively, compared to 2023. Our total net installed capacity in 2024 was 8,869 MW, representing a 4.6% increase compared to 2023, due to BESS projects that reached commercial operation and Los Cóndores hydroelectric power plant that was connected to the grid in 2024.

For additional information on our historical capacity, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the operating data relating to our electricity generation:

ELECTRICITY DATA

	Year ended December 31,
	2024	2023	2022
Number of generation facilities(1)	70	67	61
Net installed capacity (MW)(2)	8,869	8,478	8,408
Electricity generation (GWh)	24,639	24,122	22,215
Electricity sales (GWh)	35,974	32,847	32,120
(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and, Equipment of Generation Companies.”
(2)	Total net installed capacity is the maximum capacity (MW) under specific technical conditions and characteristics and excludes the MW that each facility consumes for its own operation. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers, according to criteria defined by such authorities and relevant contracts.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2024		2023		2022
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	13,895	38.6	11,848	36.1	11,853	37.0
Unregulated customers	19,500	54.2	19,024	57.9	18,863	58.7
Total contracted sales(1)	33,395	92.8	30,872	94.0	30,716	95.6
Electricity pool market sales	2,579	7.2	1,975	6.0	1,404	4.4
Total electricity sales	35,974	100.0	32,847	100.0	32,120	100.0
(1)	Includes sales to distribution companies not backed by contracts.

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

Tenders

We routinely participate in energy bids and have been awarded long-term electricity sale contracts that incorporate the expected variable costs considering changes to the most relevant variables. These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income. In 2024, contracts awarded in the November 2017 auction came into effect with an average price of US$32.5 per MWh, which is 31% lower than the average price of the previous tender process.

In November 2017, the outcome of a bidding process for tenders of 2,200 GWh per year to be delivered between 2024 and 2043 was announced. Enel Generación Chile was awarded 54% of the tender, corresponding to 1.2 TWh at an average price of US$34.7 per MWh (US$ as of October 2017) with a mix of wind, solar, and geothermal generation. This price is 6.8% higher than the average awarded price in that tender, which is 100% indexed to the US CPI every six months.

In May 2024, 3,600 GWh, divided into two parts of 1,500 GWh and 2,100 GWh starting in 2027 and 2028, respectively, were tendered to supply electricity to regulated customers for 20 years. Enel Generación Chile was awarded 100% of the energy tendered for an average price of US$56.68 per MWh. The tender includes an incentive for BESS projects lasting more than 4 hours or for generation projects with non-variable renewable energy, a discount corresponding to US$0.15 per MWh will be applied for each GWh of energy generated by such means in the respective Schedule Block A or C (non-solar), with a limit of US$15 per MWh in each block.

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

Our generation business is affected by seasonal changes throughout the year. During average hydrological years, snowmelts typically occur during the warmer months of October through March. These snowmelts increase the level of water in our reservoirs. May through August typically have the most precipitation.

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

Operations

We participate in electricity generation through our subsidiaries, EGP Chile, Enel Generación Chile, and Pehuenche. As of December 31, 2024, we had 70 generation power plants in Chile with a total net installed capacity of 8,869 MW, representing 24% of the SEN’s installed capacity in 2024.

Enel Generación Chile owns 14 hydroelectric, six thermal, and two wind-powered power plants, with a total net installed capacity of 4,921 MW. EGP Chile owns 32 solar, nine wind-powered, two hydroelectric, and two geothermal power plants, as well as four BESS, with a total net installed capacity of 3,249 MW. Pehuenche owns three hydroelectric power plants, with a net installed capacity of 699 MW. For information on the net installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plant, and Equipment—Property, Plant, and Equipment of Generating Companies.”

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2024	2023	2022
Enel Generación Chile	15,111	15,391	15,686
EGP Chile(1)	6,325	6,012	4,486
Pehuenche	3,203	2,719	2,043
Total	24,639	24,122	22,215
(1)	Includes all of EGP Chile’s subsidiaries.

It is common in the electricity industry to divide the business into hydroelectric, thermoelectric, and other generation types because each has significantly different variable costs. Thermoelectric generation requires fuel purchase, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers, which typically has immaterial variable costs. Our total hydroelectric generation (including mini-hydro) accounted for 55.5% of our total generation in 2024, reaching 13,688 GWh, an increase of 12.1% compared to 2023, while our thermal generation accounted for 19.9% of our total generation in 2024, reaching 4,900 GWh, a decrease of 20.9% compared to 2023.

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2024		2023		2022
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	13,636	55.3	12,158	50.4	9,731	43.8
Thermal generation	4,900	19.9	6,198	25.7	8,211	37.0
Wind generation – NCRE	2,161	8.8	1,796	7.4	1,694	7.6
Mini-hydro generation – NCRE	52	0.2	49	0.2	37	0.2
Solar generation – NCRE	3,627	14.7	3,546	14.7	2,160	9.7
Geothermal generation – NCRE	261	1.1	374	1.5	382	1.7
Total generation	24,639	100.0	24,122	100.0	22,215	100.0

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

In October 2020, our subsidiary Pehuenche, Colbún S.A., and the Maule Lagoon Vigilance Board-First Section, signed an agreement to optimize the use of water during drought periods. The agreement expires on August 31, 2025, and may be renewed by agreement of the parties.

In September 2024, Enel Generación Chile signed an agreement with the Biobío River Basin Vigilance Board to ensure a minimum volume of water in the Ralco reservoir during the 2024/2025 irrigation season, along with making the generation of the Pangue power plant and its reservoir more flexible.

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

During 2024, Enel Chile, through our subsidiary Enel Generación Chile, used 300 million cubic meters of LNG, which represents a decrease of 41% compared to 2023, mainly due to a greater availability of natural gas from Argentina and lower thermal generation using LNG due to better hydrological conditions.

The availability of natural gas from Argentina allowed us to have an available supply throughout 2024. In 2024, Enel Generación Chile operated utilizing various supply agreements, importing 855 million cubic meters of Argentine natural gas through central Chile, which represented 48% of our total natural gas requirements in Chile (electricity plus supply to customers) and 74% of the total natural gas for generation in central Chile.

During 2024, we continued to actively manage the supply of LNG and natural gas in central Chile by optimizing the supply mix, allowing us to sell LNG at the Quintero LNG Terminal, as well as executing other trading actions. Through the Mejillones LNG Terminal in northern Chile, we supplied the Atacama and Taltal plants and industrial clients with more than 599 million cubic meters of LNG and natural gas.

In 2024, 126 million cubic meters of LNG were delivered by truck, an increase of 11% compared to 2023.

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

Electricity Sales

During 2024, the electricity demand throughout the SEN increased by 2.7% to 80,091 GWh in 2024 from 77,953 GWh in 2023. Our total generation amounted to 24,639 GWh in 2024, which represents 30.8% of the total demand.

The following table sets forth the SEN’s electricity sales:

ELECTRICITY SALES IN THE SEN (GWh)

	Year ended December 31,
	2024	2023	2022
Total electricity sales (SEN)	80,091	77,953	77,044

Our electricity sales reached 35,974 GWh in 2024, 32,847 GWh in 2023, and 32,120 GWh in 2022, which represented a 44.9%, 42.1%, and 41.7% market share, respectively.

Electricity Generation and Purchases

Energy purchases increased by 29.9% in 2024, compared to 2023.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2024		2023		2022
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	24,639	68.5	24,122	73.4	22,215	69.2
Electricity purchases	11,335	31.5	8,725	26.6	9,905	30.8
Total	35,974	100.0	32,847	100.0	32,120	100.0

Generation Customers

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp, and steel sectors), and the pool market. Contracts usually govern commercial relationships with our customers. Supply contracts with distribution companies must be auctioned and are generally standardized with an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to each customer’s needs, and the conditions are agreed upon by both parties, reflecting competitive market conditions.

For the year ended December 31, 2024, our principal distribution customers were (in alphabetical order): Empresa Eléctrica de Puente Alto, Enel Distribución Chile, Grupo CGE, Grupo Chilquinta, and Grupo SAESA.

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

For the year ended December 31, 2024, our principal unregulated customers were (in alphabetical order): Anglo American Sur, BHP Billiton, Compañía Minera Doña Inés de Collahuasi SCM, Minera Valle Central, and SCM Minera Lumina Copper Chile.

Electricity generation companies compete mainly on price, technical experience, and reliability. We have lower marginal production costs than companies whose installed capacity is primarily thermal because 41% of our installed capacity connected to the SEN is hydroelectric. Our installed thermal capacity benefits from access to gas from the Quintero LNG Terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermal generators at spot prices to comply with our contractual obligations.

Electricity Distribution and Networks Segment

Our distribution and networks operations are conducted through Enel Distribución Chile, in which we have a 99.09% economic interest.

We distribute electricity in a concession area of 2,105 square kilometers, under an indefinite concession granted by the Chilean government. We distribute electricity in 33 municipalities in the Santiago Metropolitan Region. As of December 31, 2024, we distributed electricity to more than 2.2 million residential, commercial, industrial, and other customers, who are primarily municipalities, representing 39.3%, 14.9%, 4.6%, and 41.2%, respectively, of our total electricity sales of 14,810 GWh, an increase of 3.2% compared to 2023.

The following table sets forth our principal operating data for each of the periods indicated:

	Year ended December 31,
	2024	2023	2022
Electricity sales (GWh)(1)	14,810	14,356	17,534
Residential	5,820	5,730	6,309
Commercial	2,213	2,228	1,986
Industrial	675	410	144
Other customers(2)	6,103	5,989	9,095
Number of customers (thousands)	2,163	2,130	2,080
Residential	1,944	1,913	1,866
Commercial	158	158	157
Industrial	12	12	11
Other customers(2)	49	47	46
Energy purchased (GWh)(1)(2)(3)	15,549	15,035	18,243
Total energy losses (%)(4)	5.8	5.3	5.1
SAIDI (minutes)(5)	150	121	145
SAIFI (times)	1.3	1.2	1.3
Collection rate(6)	102.0	98.9	95.5
(1)	2022 includes date from Enel Tranmisión Chile until December 9, 2022, when it was sold to Sociedad Transmisora Metropolitana S.p.A.
(2)	The data for other customers includes tolls.
(3)	In 2024, 2023, and 2022, Enel Distribución Chile acquired 30%, 26%, and 23%, respectively, of its electricity purchases from Enel Generación Chile.
(4)	Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise from illegally tapped lines and technical losses.
(5)	2024 does not include data related to the extraordinary, devastating, and unpredictable weather event that occurred in August 2024, due to Enel Distribución Chile’s claim pending before the Santiago Court of Appeals regarding the occurrence of a force majeure claim.
(6)	The collection rate is seasonally adjusted. It corresponds to the ratio between the amount collected in the last 12 months and the amount of debt invoiced in the same period. It may be greater than 100% due to the collection of unpaid bills from previous periods.

Tariff Update Process

The tariff decree for the 2020-2024 period was issued in June 2024. The tariffs are retroactively effective from November 4, 2020, and will apply until the tariff decree for the 2024-2028 period is issued and the updated tariffs become effective. The 2024-2028 period tariff update process is ongoing.

Distribution Customers

For the supply to regulated distribution customers, Enel Distribución Chile’s principal suppliers during 2024 were (in alphabetical order): Colbún S.A., Enel Generación Chile, Engie Energía Chile S.A., and GM Holdings.

Seasonality

Seasonal changes in energy demand directly influence the distribution business. Although the price at which a distribution company purchases electricity can change seasonally and has an impact on the price at which it is sold to end-users, it does not affect our profitability since the cost of electricity purchased is passed on to end-users through tariffs that are set for multi-year periods. However, in the case of regulated customers, an increase in tariffs due to rate adjustments may not happen immediately, which could affect our profitability in the short term.

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

Distribution

Distribution companies supply electricity to end customers using electricity infrastructure lower than 23 kV. The distribution segment is a natural monopoly subject to special industry regulations as well, including antitrust legislation. The electricity network is open access, and distribution tariffs are regulated. Distribution companies must provide electricity to regulated customers within their concession area at regulated prices. According to Law No. 21,194 (the “Distribution Short Law”), distribution companies may not enter into new electricity supply contracts with unregulated customers as of 2021.

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

Customers

Customers are classified according to their demand as regulated or unregulated. Regulated customers are those with a connected capacity of up to 5,000 kW. Unregulated customers are those with a connected capacity of more than 5,000 kW. However, customers with a connected capacity between 300 kW and 5,000 kW may choose to be regulated or unregulated, subject to the respective price regime, but must remain in the selected category for at least four years.

Limits on Integration and Concentration

The antitrust legislation established in Decree with the Force of Law (Decreto con Fuerza de Ley) (“DFL”) 211 (modified in 2016 by Law No. 20,945) and the regulations applicable to the electricity industry stated in DFL 4 (“Electricity Law”) and Law No. 20,018 (Ley General de Servicios Eléctricos) have established the criteria to avoid economic concentration and abusive market practices in Chile. Companies can participate in different market segments (generation, distribution, transmission) to the extent that they are appropriately separated, both from an accounting and corporate perspective. Companies must also comply with the conditions provided in Resolution No. 667/2002 and the Distribution Short Law, discussed below.

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

1.	Electricity Sector Laws

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

Non-Conventional Renewable Energy (“NCRE”) has been promoted in Chile since 2008. NCRE refers to electricity from wind, solar, geothermal, biomass, ocean (movement of tides, waves, currents, and the ocean’s thermal gradient), and mini-hydropower plants with a capacity under 20 MW. Law No. 20,698 (2013) established a mandatory 20% share of NCRE source as a percentage of total contracted electricity sales by 2025, except for contracts signed between 2007 and 2013, which had a 10% target by 2024.

2.	Principal Regulatory Authorities

Responsible for Setting Policy

The Ministry of Energy is the leading regulatory authority in the Chilean energy industry. It promulgates and coordinates plans, policies, and standards for the sector’s proper operation and the development of the industry in Chile.

Responsible for Regulation and Supervisory Body

The CNE is the entity in charge of approving the annual transmission expansion plans, managing the indicative plan for the construction of new electricity generation facilities, calculating the rates of generation capacity, and proposing regulated tariffs to the Ministry of Energy for approval. The Superintendence of Electricity and Fuels (“SEF”) inspects and oversees compliance with laws, rules, regulations, and technical norms applicable to the generation, transmission, and distribution of electricity, as well as liquid fuels and gas, and reports to the Ministry of Energy.

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

3.	Remuneration and Tariffs

Remuneration for Generators

To reduce operating costs, the CEN applies an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any given time. As a result, at any specific level of demand, the appropriate supply is provided at the lowest possible production cost, also known as the marginal cost, available in the system. This marginal cost on an hourly basis is the price at which generators trade energy in the spot market, using both their injections (sales) and their withdrawals (purchases) to balance their contracted customer sales with their production determined by the CEN.

Transmission Tariffs

The remuneration of existing national and zonal transmission installations is determined by a tariff-setting process conducted every four years regulated by Law No. 20,936. This process determines the annual transmission value that considers efficient operation and maintenance costs, and a yearly valuation of investments based on a discount rate determined by the authorities every four years (minimum 7% after-tax) and the installations’ useful life.

The regulation currently in force states that transmission remuneration is the sum of tariff revenue and the usage charge revenue received for the transmission system, defined as $/kWh by the CNE. Revenues are calculated on a semi-annual basis. The tariff-setting process for the 2020-2023 period was concluded in February 2023 and has been effective retrospectively since January 1, 2020. In connection with the tariff-setting process for the 2024-2027 period, the CNE published the definitive technical report for the classification of transmission installations. The tariff-setting process for the 2024-2027 period is expected to be completed in 2025.

Distribution Tariffs

The Distribution Short Law established new limits on returns on investments for distribution companies. Tariffs charged by distribution companies to regulated end customers are set every four years. Tariffs are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge, and the value-added from the distribution of electricity (“VAD”), allowing distribution companies to recover their investment and operating costs, including a legally mandated return on investment. The transmission charge reflects the price paid for electricity transmission and transformation. The law also prohibits distribution companies from operating in other sectors or industries as of 2021.

The VAD is based on a so-called “efficient model company” within a typical distribution area (“TDA”). The CNE determines the VAD of each TDA. With the resulting VAD, preliminary tariffs are tested to ensure an industry aggregate rate of return between 6% and 8%. However, the Distribution Short Law establishes that the after-tax rate of return for each distributor must be between three percentage points below and two percentage points above the rate of return calculated by the CNE. The real return on investment for a distribution company depends on its actual performance relative to the standards chosen by the CNE for the efficient model company. The tariff system allows for a higher return to distribution companies that are more efficient than the model company.

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

The tariff decree for the 2020-2024 period was issued in June 2024. The tariffs are retroactively effective from November 4, 2020, and will apply until the tariff decree for the 2024-2028 period is issued and the updated tariffs become effective. The 2024-2028 period tariff update process is ongoing.

4.	Environmental Regulations

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

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel S.p.A, an Italian company and our controlling shareholder that beneficially owned 64.93% of our shares as of December 31, 2024. Enel is a multinational power company and a leading integrated player in the global power and renewables markets. It is one of the largest European utility companies with operations in 28 countries worldwide and a consolidated installed capacity of approximately 90 GW, including BESS. Enel distributes electricity through a network of 1.9 million kilometers to 68.5 million customers. It is one of the world’s largest network operators and has one of the most extensive customer bases. Enel’s shares are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A.

Enel Chile’s Simplified Organizational Structure(1)

As of December 31, 2024

(1)	Only principal operating consolidated entities are presented here.

We consolidated the principal subsidiaries listed in the following table as of December 31, 2024. In the case of subsidiaries, economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries	Ownership	Consolidated Assets	Consolidated Revenues and Other Operating Income

Electricity Generation		(in billions of Ch$)
Enel Generación Chile	93.55%	4,808	3,080
EGP Chile	99.99%	4,686	617
Electricity Distribution
Enel Distribución Chile	99.09%	2,803	1,641
Enel X
Enel X Chile	100.00%	151	47

For more information about our consolidated subsidiaries, see Note 2.4 of the Notes to our consolidated financial statements.

D.	Property, Plant, and Equipment.

Our property, plant, and equipment is concentrated in electricity generation and distribution assets in Chile.

We conduct our generation business through EGP Chile, Enel Generación Chile, and their subsidiaries, which together own 70 power plants, all located in Chile, of which 32 are solar (2,050 MW of net installed capacity), 19 are hydroelectric (3,665 MW of net installed capacity), 11 are wind-powered (903 MW of net installed capacity), six are thermal (1,965 MW of net installed capacity), and two are geothermal (83 MW of net installed capacity), in addition to four BESS (203 MW of net installed capacity).

The following table identifies the power plants and BESS that we own that are connected to the grid, all located in Chile, at the end of each year, organized by company and technology:

Property, Plant, and Equipment of Generation Companies

			Net Installed Capacity As of December 31,
Company	Power Plant Name	Power Plant Type(1)	2024	2023	2022

			(in MW)
Enel Generación Chile	Ralco	Reservoir	689	689	689
	Pangue	Reservoir	466	466	466
	El Toro	Reservoir	449	449	449
	Rapel	Reservoir	377	375	375
	Antuco	Run-of-the-river	320	320	320
	Los Cóndores	Run-of-the-river	153	—	—
	Cipreses	Reservoir	106	106	106
	Abanico	Run-of-the-river	93	93	93
	Sauzal	Run-of-the-river	80	80	80
	Isla	Run-of-the-river	70	70	70
	Palmucho	Run-of-the-river	34	34	34
	Los Molles	Run-of-the-river	18	18	18
	Sauzalito	Run-of-the-river	11	11	11
	Ojos de Agua	Run-of-the-river	9	9	9
	Total Hydroelectric		2,874	2,720	2,720

	Atacama	Combined Cycle /Natural Gas+Diesel Oil	716	716	716
	San Isidro 2(2)	Combined Cycle /Natural Gas+Diesel Oil	380	380	380
	San Isidro 1(2)	Combined Cycle /Natural Gas+Diesel Oil	372	372	372
	Quintero	Gas Turbine/Natural Gas	236	249	255
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	241	242	242
	Tarapacá	Gas Turbine/Diesel Oil	20	20	20
	Huasco(3)	Gas Turbine	—	—	64
	Total Thermal		1,965	1,979	2,049

	Canela 2	Wind	64	64	64
	Canela 1	Wind	18	18	18
	Total Wind		82	82	82

	Total Enel Generación Chile		4,921	4,781	4,851

Pehuenche	Pehuenche	Reservoir	570	570	568
	Curillinque	Run-of-the-river	89	89	89
	Loma Alta	Run-of-the-river	40	40	40
	Total Pehuenche		699	699	697

EGP Chile	La Cabaña (1 & 2)	Battery Storage (BESS)	69	34	—
	Don Humberto	Battery Storage (BESS)	67	—	—
	El Manzano	Battery Storage (BESS)	67	—	—

Total Battery Storage (BESS)		203	34	—

Cerro Pabellón (1 & 3)	Geothermal	83	83	83
Total Geothermal		83	83	83

Pullinque	Run-of-the-river	51	51	51
Pilmaiquén	Reservoir	41	41	41
Total Hydroelectric		92	92	92

Guanchoi	Solar	398	398	398
Campos del Sol	Solar	375	375	375
Las Salinas	Solar	205	205	0
Valle del Sol	Solar	163	163	163
Sol de Lila	Solar	161	161	161
Finis Terrae	Solar	160	160	160
Finis Terrae Ext	Solar	126	126	126
El Manzano	Solar	99	99	—
PMGD(4)	Solar	83	83	44
Don Humberto	Solar	81	0	—
Azabache	Solar	61	61	61
Lalackama	Solar	60	60	60
Chañares	Solar	40	40	40
Lalackama 2	Solar	18	18	18
Finis Terrae 3	Solar	18	18	18
La Silla	Solar	2	2	2
Carrera Pinto(5)	Solar	—	—	97
Diego de Almagro(5)	Solar	—	—	36
Domeyko(5)	Solar	—	—	204
Pampa Norte(5)	Solar	—	—	79
Total Solar		2,050	1,970	2,042

Renaico 2	Wind	144	144	72
Sierra Gorda Este	Wind	112	112	112
La Cabaña	Wind	106	106	0
Taltal	Wind	106	106	106
Talinay Oriente	Wind	90	90	90
Valle De Los Vientos	Wind	90	90	90
Renaico	Wind	88	88	88
Talinay Poniente	Wind	61	61	61
Los Buenos Aires	Wind	24	24	24
Total Wind		821	821	643

Total EGP Chile		3,249	3,000	2,861
Total Net Capacity Enel Chile		8,869	8,478	8,408
(1)	“Reservoir” and “run-of-the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines that generate electricity. “Gas Turbine” refers to thermal power that uses either diesel or natural gas to produce steam that turns the turbines. “Combined Cycle” refers to a thermal power plant that burns natural gas, diesel oil, or fuel oil to turn the first turbine and then recovers the heat to generate steam to turn a second turbine.
(2)	The environmental permit limits the capacity of San Isidro 1 and 2 combined to 740 MW.
(3)	The Huasco gas turbine plant was sold in 2023.
(4)	Includes 17 PMGD plants.
(5)	Included in the sale of Arcadia on October 24, 2023.

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

Distribution Network – Concession area and Medium and Low Voltage Lines(1)

	As of December 31, 2024			As of December 31, 2023			As of December 31, 2022
	Concession Area (km2)	MV (km)	LV (km)	Concession Area (km2)	MV (km)	LV (km)	Concession Area (km2)	MV (km)	LV (km)
Enel Distribución Chile	2,105	5,741	12,263	2,105	5,709	12,174	2,105	5,598	12,068
(1)	Medium voltage lines: 1 kV - 34.5 kV; low voltage lines: 380-110 V.

Transformers from Medium to Low Voltage for Distribution(1)

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Enel Distribución Chile	22,607	5,411	22,628	5,364	22,622	5,250
(1)	These transformers’ voltage is in the range of 34.5 kV (in - medium voltage, “mv”) and 380-110 V (out - low voltage, “lv”).

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

Claims under our subsidiaries’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance, providing coverage for the failure of any of our facilities. Insurance policies include liability clauses, which protect our companies from claims made by third parties. The insurance coverage taken for our property is approved by each company’s management, considering the quality of the insurance companies and the coverage needs, conditions, risk evaluations of each facility, and general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously engage with insurance companies to negotiate what we believe is the most commercially reasonable insurance coverage.

Project Investments

We continuously analyze potential growth opportunities, together with the profitability of our project portfolio. Industry technology allows for smaller, less environmentally impacting power plants that can be built more quickly, allow greater flexibility to activate or deactivate according to system needs, and are preferred by our stakeholders. We favor renewable energy technology for our new power plant investments and seek opportunities by building new greenfield projects or modernizing existing brownfield assets and improving operational or environmental performance. Each project’s expected start-up is assessed and defined based on the commercial opportunities and our financing capacity to fund these projects. Our project investments are ordinarily submitted for internal approvals in U.S. dollars but occasionally may be approved in another currency, such as euros.

Below we list our most material projects that reached commercial operation, added additional capacity, were under construction, or were under development during the fiscal year ended December 31, 2024. However, any decision related to construction will depend on commercial opportunities foreseen in the upcoming years, including future tenders for supplying the regulated market and the evolution of the regulatory framework (mainly associated with ancillary services).

Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls unless otherwise indicated. The financing for all our projects described below comes from internal and external sources.

Distribution and Networks Business Projects

In 2024, our subsidiary Enel Distribución Chile and its subsidiary Enel Colina invested a total of Ch$122.9 billion in projects related to our customers’ natural growth rate, service quality requirements, and safety and information system needs.

The most relevant investments in 2024 included the following:

●	Ch$58.9 billion in the medium and low voltage network to facilitate new customer connections, including residential customers, large volume clients, and real estate projects;
●	Ch$17.8 billion for corrective network maintenance and technological adaptation;
●	Ch$12 billion to reinforce quality of service: Ch$7.7 billion to reinforce feeders through maintenance and telecontrol equipment; and Ch$4.3 billion in the smart meter program;
●	Ch$11.4 billion oriented to digitalization projects;
●	Ch$7.0 billion due to the storm on August 1 and 2, 2024 (Ch$5.6 billion dedicated to the emergency plan and Ch$1.4 to network reconstruction);
●	Ch$6.4 billion to increase our distribution capacity for construction and reinforcement of new feeders;
●	Ch$4.3 billion in network relocations due to new highways and requests from municipalities;
●	Ch$2.9 billion in anti-theft measures, such as the shielding and network reinforcement; and
●	Ch$2.3 billion to comply with regulations and higher standards regarding network and substation normalization.

Generation Business Projects

Projects that Reached Commercial Operation in 2024

EGP Chile

Don Humberto Solar Project and BESS

The Don Humberto solar project is in the Santiago Metropolitan Region and has a net installed capacity of 81 MW, with BESS storage capacity of 67 MW. The land has been secured, and environmental approval has been obtained.

The total investment was approximately US$145 million. Construction began in 2023, and the PV solar power plant and BESS reached commercial operation during the fourth quarter of 2024.

El Manzano Solar Project and BESS

The El Manzano solar project is located 30 km north of Santiago in the Santiago Metropolitan Region. It is a greenfield solar project with a net installed capacity of 99 MW that consists of 162,000 monocrystalline bifacial PV modules and a solar tracking system. The power plant also includes BESS storage capacity of 67 MW. The project site occupies 185 hectares. El Manzano connects to the El Manzano substation through a 6.3 km medium-voltage transmission line.

The total investment was approximately US$158 million. Construction on the project began during the first quarter of 2022. The PV solar power plant reached commercial operation during the first quarter of 2024, and the BESS reached commercial operation during the third quarter of 2024.

La Cabaña Wind Project and BESS

The La Cabaña wind project is in the Araucanía Region in southern Chile and has a net installed capacity of 106 MW and includes two BESS, with a total storage capacity of 69 MW. The project connects to the national system through the Renaico wind farm substation.

The total investment was approximately US$223 million. Construction began in 2022. The wind project reached commercial operation during the first quarter of 2024, and BESS I and BESS II reached commercial operation during the third and fourth quarter of 2024, respectively.

Las Salinas Solar Project (f.k.a. Sierra Gorda Solar Project)

The Las Salinas solar project is in Sierra Gorda, near Calama, in the Antofagasta Region in northern Chile. The PV solar power plant has a net installed capacity of 205 MW. The site occupies 347 hectares.

It is a greenfield project inside the existing Sierra Gorda wind farm owned by EGP Chile. The project has two principal areas for PV modules inside the wind farm and an independent space for the medium voltage/high voltage substation. It consists of 461,000 monocrystalline bifacial PV modules with a solar tracking system. The project connects to the Centinela substation located 19 km from the solar plant, in the Centinela substation owned by Red Eléctrica Chile.

The total investment was approximately US$283 million. Construction began in 2021, and the project reached commercial operation during the third quarter of 2024.

PMGD Solar Project (Pataguas)

The Pataguas PMGD project is located near Melipilla in the Metropolitan Region. The plant has a net installed capacity of 10 MW and connects to the Bajo Melipilla substation.

The total investment was approximately US$10 million. Construction began in 2022, and the project reached commercial operation during the second quarter of 2024.

Projects that Reached Additional Capacity in 2024

EGP Chile

PMGD Solar Projects

The seven PMGD projects are in central Chile and have a net installed capacity of 29 MW. The total approved investment is approximately US$28 million, approximately all of which had been incurred as of December 31, 2024. Construction began in 2023, and the projects were connected to the grid during 2023, adding 29 MW of net installed capacity. We expect the projects to reach commercial operation in 2025.

Enel Generación Chile

Los Cóndores Hydroelectric Project

The Los Cóndores project is in the Maule Region, in the San Clemente area in central Chile. It consists of a 153 MW run-of-the-river hydroelectric power plant, with two Pelton vertical water turbine units that will use water from the Maule Lagoon reservoir through a pressure tunnel. The construction of the power plant and the commissioning tests of equipment were successfully completed in December 2024. The power plant connects to the SEN at the Ancoa substation (220 kV) through an 87 km transmission line.

The total approved investment is approximately US$1.2 billion, approximately all of which had been incurred as of December 31, 2024. The project was connected to the grid during the fourth quarter of 2024 and reached commercial operation during the first quarter of 2025.

Rapel Hydroelectric Repowering Project

The Rapel Hydroelectric Repowering project is being carried out within our existing 375 MW Rapel power plant in the O’Higgins Region in central Chile. Rapel is a reservoir hydroelectric power plant with five Francis vertical units that use water from the Rapel River.

The project involves replacing two turbines (Unit 3 and Unit 4) installed in 1968 with an efficiency rate of less than 85%. The turbines will have a new hydraulic design offering improved efficiency (>92%) and increase the net installed capacity by 2 MW (1 MW for each unit).

The total approved investment is approximately US$12 million, of which approximately US$10 million had been incurred as of December 31, 2024. The project reached additional capacity during the third quarter of 2024, and we expect the project to be completed in 2025.

Projects under Construction in 2024

EGP Chile

PMGD Solar Projects

We are currently building six new PMGD solar plants in central Chile, totaling 33 MW of net installed capacity.

The total approved investment for the six projects is approximately US$30 million, of which approximately US$21 million had been incurred as of December 31, 2024. Construction on the six projects began in 2024, and we expect the projects to reach commercial operation in 2025 and 2026.

Enel Generación Chile

Pangue Hydroelectric Repowering Project

The Pangue Hydroelectric Repowering project is being carried out within our existing 466 MW power plant in the Bio-Bio Region in central Chile. Pangue is a reservoir hydroelectric power plant with two Francis vertical units that use water from the Bio-Bio reservoir.

The project involves replacing one turbine (Unit 1) with a modern design that will improve efficiency and reliability and require less maintenance. We expect the new turbine to generate an additional 54 GWh of energy per year.

The total approved investment is approximately US$22 million, of which approximately US$7 million had been incurred as of December 31, 2024. We expect work at the project site to begin during the fourth quarter of 2025 and the project to reach commercial operation in 2026.

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

The total approved investment is approximately US$26 million, of which approximately US$8 million had been incurred as of December 31, 2024. The project began in 2022, and Unit 2 reached additional capacity in 2023. Work on Unit 1 was postponed, and we expect the project to reach additional capacity in 2025.

San Isidro Emissions Reduction

The San Isidro power plant is a combined cycle plant located in the Valparaíso Region, in central Chile, and recently obtained a new environmental permit that allows it to extend its operational useful life until 2040. The project at Unit 2 will allow the power plant to comply with the new emissions limits approved by the environmental permit, which also allows for eliminating the environmental limit on installed capacity. When the project is completed, the power plant will have a gross installed capacity of 780 MW.

The project consists of installing a selective catalytic reduction (“SCR”) DeNOx system in Unit 2, operating with a <25% ammonia solution injected into the flue gases upstream of the SCR blocks. The ammonia solution will be provided by trucks and stored in dedicated tanks inside a new building specially designed for this purpose. The project is expected to lower NOx flue gas emissions to 10 mg/Nm3 (with natural gas firing), complying with the new environmental permit.

The total approved investment is approximately US$30 million, of which approximately US$6 million had been incurred as of December 31, 2024. The project began in 2024, and we expect it to be completed in 2026.

Projects under Development in 2024

We are currently evaluating the development of the following projects, which we classify as “under development.” We will decide whether to proceed with each project depending on the commercial and other opportunities foreseen in upcoming years, as well as future tender prices for supplying the energy requirements of the regulated market and negotiations with existing or new unregulated customers.

EGP Chile

BESS Retrofit

We are developing plans to incorporate BESS storage capacity into existing renewable generation plants, including Azabache, Guanchoi, Las Salinas (f.k.a. Sierra Gorda Solar), Sol de Lila, and Valle del Sol, with an aggregate storage capacity of 457 MW. The BESS will be installed at each plant’s existing project site and connected to the grid using existing infrastructure. Environmental approvals for each BESS are in process.

The total estimated investment is approximately US$500 million, of which approximately US$1 million had been incurred as of December 31, 2024. We expect the projects to reach commercial operation by the end of 2027.

Cerro Los Loros Wind Project and BESS

The Cerro Los Loros wind farm is in Ovalle in the Coquimbo Region. The project has a net installed capacity of 79 MW, including BESS storage capacity of 30 MW, and consists of 11 wind turbines. The project will be built on approximately 1,900 hectares and connect to the grid through the Talinay Oriente substation (220kV). The land has been secured, and environmental approval is in process.

The total estimated investment is approximately US$150 million, of which approximately US$1 million had been incurred as of December 31, 2024. We expect construction to begin during the first quarter of 2026 and the project to reach commercial operation during the end of 2027.

Ovejera Sur Wind Project

The Ovejera Sur wind project is in La Unión in the Los Ríos Region. The project has a net installed capacity of 156 MW and consists of 20 wind turbines. The project will be built on approximately 5,500 hectares and will connect to the grid through the new Pichirropulli substation (220 kV). The land has been secured, and environmental approval is in process.

The total estimated investment is approximately US$220 million, of which approximately US$1 million had been incurred as of December 31, 2024. We expect construction to begin in 2025 and the project to reach commercial operation by the end of 2027.

Major Encumbrances

As of December 31, 2024, we did not have any major encumbrances.

Item  4A.      Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects

Introduction

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2024, and 2023, and for the three years ended December 31, 2024, are derived from our audited consolidated financial statements included in this Report. Our consolidated financial statements were prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the IASB.

The tables are expressed in millions, except for ratios, operating data, and data for shares and ADS. For the reader’s convenience, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2024, has been converted at the U.S. dollar Observed Exchange Rate for that date of Ch$ 996.46 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	For the year ended December 31,
	2024(1)	2024	2023	2022(2)

	(US$ millions)	(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	4,001	3,987,135	4,380,246	4,956,432
Raw materials and consumables used	(2,916)	(2,905,569)	(2,995,585)	(3,399,524)
Employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses, and other expense, by nature	(711)	(708,507)	(616,900)	(644,551)
Operating income (loss)	374	373,059	767,761	912,357
Financial results(3)	(156)	(155,209)	(88,384)	(118,939)
Other gains	—	(292)	221,847	981,981
Share of profit (loss) of associates and joint ventures accounted for using the equity method	9	8,414	5,702	3,282
Income (loss) before income taxes	227	225,972	906,926	1,778,681
Income taxes	(35)	(34,929)	(226,913)	(469,697)
Net income	192	191,043	680,013	1,308,984
Net income attributable to the Parent Company	146	145,112	633,456	1,252,082
Net income attributable to non-controlling interests	46	45,931	46,557	56,902
Total basic and diluted earnings per average number of shares (Ch$/US$ per share)	0.002	2.10	9.16	18.10
Total basic and diluted earnings per average number of ADS (Ch$/US$ per ADS)	0.105	104.90	457.92	905.12
Cash dividends per share (Ch$/US$ per share)	0.00460	4.58	5.43	0.37
Cash dividends per ADS (Ch$/US$ per ADS)	0.230	228.96	271.54	18.47
Weighted average number of shares of common stock (millions)	69,167	69,167	69,167	69,167

	As of December 31,
	2024(1)	2024	2023	2022

	(US$ millions)	(Ch$ millions)
Consolidated Statement of Financial Position Data
Total assets	12,765	12,719,898	11,833,721	11,865,580
Non-current liabilities	5,168	5,150,031	4,278,916	4,308,149
Equity attributable to the parent company	4,976	4,958,799	4,446,080	4,097,201
Equity attributable to non-controlling interests	369	367,581	314,806	291,738
Total equity	5,345	5,326,380	4,760,886	4,388,939
Capital stock(4)	3,896	3,882,103	3,882,103	3,882,103
(1)	Solely for the reader’s convenience, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 996.46 per U.S. dollar, as of December 31, 2024.
(2)

For 2024, operating results reflect a significant reduction due to losses from the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk (see Note 28 of the Notes to our consolidated financial statements).

(3)	On October 24, 2023, we sold our entire 99.99% ownership interest in Arcadia Generación Solar S.A., see Note 5.1 of the Notes to our consolidated financial statements.
(4)	On December 9, 2022, we completed the sale of our subsidiary Enel Transmisión Chile, see Note 5.3 of the Notes to our consolidated financial statements.
(5)	Financial results represent (+) financial income, (-) financial costs, (+/-) foreign currency exchange differences, and net gains/losses from indexed assets and liabilities.
(6)	Capital stock represents issued capital.

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

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the devaluation of the year-end Chilean peso in 2024, one determines the percentage change between the reciprocal of Ch$877.12, the value of one U.S. dollar as of December 31, 2023, or 0.0011401, and the reciprocal of Ch$996.46, the value of one U.S. dollar as of December 31, 2024, or 0.0010036. In this example, the percentage change between the two dates is 12.0%, representing the 2024 year-end devaluation of the Chilean peso against the 2023 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2020, through December 31, 2024, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
Year ended December 31,	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
2024	996.46	(12.0)
2023	877.12	(2.4)
2022	855.86	(1.3)
2021	844.69	(15.8)
2020	710.95	5.3

Source: Central Bank of Chile.

(1)	Calculated based on the variation of the reciprocals of the period-end exchange rates.

A.      Operating Results

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and the selected financial data included above. Our audited consolidated financial statements as of December 31, 2024, and 2023, and for each year in the three-year period ended December 31, 2024, have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

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

On November 2, 2019, the Chilean Ministry of Energy published Law No. 21,185 (the “Tariff Stabilization Law”), which established a transitional mechanism for stabilizing customers’ electricity prices under the regulated price system. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first half of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” (Precio Estabilizado para Clientes Regulados or “PEC” in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff-setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted for inflation using the Consumer Price Index as of January 1, 2021, as a baseline (adjusted PEC). The billing differences until 2023 were recorded as accounts receivable in favor of electricity generation companies, limited to a maximum of US$1,350 million, which was reached ahead of schedule in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

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

On August 2, 2022, the Chilean Ministry of Energy published Law No. 21,472, which establishes a Temporary Customer Protection Mechanism (Mecanismo de Protección al Cliente or “MPC” in its Spanish acronym) that stabilizes energy prices in the SEN and medium-sized systems in addition to those established by the Tariff Stabilization Law for regulated customers under the Electricity Law. The purpose of the MPC is to pay for the differences that may arise between the billing of the electricity distribution companies to end customers and the amount payable to electricity generation companies. The resources available for the MPC may not exceed US$1,800 million through a new instrument called a Payment Document in U.S.  dollars that is indexed and transferable, with a maximum due date of December 2032 and State guarantee that is issued monthly by the General Treasury of the Republic to energy generating companies. The maximum amount of the stabilization fund program established by Law No. 21,472 of US$1,800 billion was reached in February 2024.

On March 14, 2023, Resolution No. 86 was published, and on August 9, 2023, Exempt Resolution No. 334 was published, establishing, among other matters, certain provisions, procedures, deadlines, and conditions for the proper implementation of the MPC law.

On April 30, 2024, Law No. 21,667 was published, which, among other things, establishes the following:

•	It allows generation companies not to accumulate more debt, since the tariffs for customers subject to price regulation will gradually take on the real costs of energy and power prices.
•	The generation companies will recover the balances generated by Law No. 21,185 and Law No. 21,472, the PEC and MPC stabilization mechanisms, respectively.

•	The MPC fund limit is increased to US$5,500 million, of which the additional US$3,700 million will have a 30% government guarantee. These balances must be paid no later than by December 31, 2035.
•	The most vulnerable customers will be protected through of the creation of an electricity subsidy.

Furthermore, customers with monthly consumption exceeding 350 kWh will pay the real price of the energy and power as of the date of publication of the average node price decree for the first half of 2024 plus an additional charge (MPC charge) that will allow the accumulated debt from the PEC and MPC stabilization mechanisms to be extinguished. Customers with monthly consumption equal to or less than 350 kWh will pay the real price of energy and power as of the date of publication of the decree for the second half of 2024, and from the publication of the decree for first half of 2025 the MPC charge will be added.

The effects of the Tariff Stabilization Law as of December 31, 2024, and 2023 are described in Note 9a.1 of the Notes to our consolidated financial statements.

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

At the end of 2022, we decided to not proceed with certain projects, which resulted in Enel Generación Chile writing off assets for Ch$22,912.1 billion that were mainly associated with thermal and hydroelectric projects, including the Quintero and Vallecito projects. EGP Chile also wrote off Ch$29,887.9 billion associated with a geothermal project, which was being developed in the Antofagasta region. See Notes 16.c). v) and 32 of the Notes to our consolidated financial statements.

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

The generation segment in Chile has undergone changes during the last three years, mainly due to the following factors affecting Enel Generación Chile:

(i)	the enactment of Law No. 21,667 in April 2024, which has extended a temporary government subsidy aimed at stabilizing energy prices for regulated customers until 2035. This temporary subsidy was initially going to be applied until December 2027 at the latest, as established by the Tariff Stabilization Law in November 2019. However, the initial period had already been extended until December 2032, as established by Law 21,472 in August 2022. The temporary government measure for stabilizing prices for regulated customers has been extended much longer than was originally planned and could be further extended. The tariff stabilization laws have established a mechanism by which price differences in the regulated market are currently denominated in U.S. dollars and not in Chilean pesos, which are settled regularly as in the past. This has significantly reduced the impact of exchange rate variations that naturally occur in the regulated market; and

(ii)	the unregulated market is expected to become the main source of income of the electricity generation segment from 2025 onwards.

As a result of these changes, the management of Enel Generación Chile has focused on the unregulated market in recent years. Enel Generación Chile expects that the percentage of revenue from contracts with unregulated customers will exceed revenue from contracts with regulated customers from 2025 onwards. This trend is expected to continue for at least the next 10 years.

Therefore, the functional currency of Enel Chile, Enel Generación Chile, and Pehuenche will change from the Chilean peso to the U.S. dollar effective as of January 1, 2025. Consequently, as Enel Chile’s main source of income will be denominated in U.S. dollars, the dividends from its subsidiaries will be denominated in U.S. dollars.

a.	Generation Segment

A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions in Chile. Our net installed capacity as of December 31, 2024, 2023, and 2022 was 8,869 MW, 8,478 MW, and 8,408 MW, respectively, of which 41.3%, 41.4%, and 41.7% were hydroelectric, respectively. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 13,688 GWh, 12,208 GWh, and 9,768 GWh, in 2024, 2023, and 2022, respectively. Our hydroelectric generation increased in 2024 compared to 2023, mainly related to better hydrological conditions.

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

b.	Distribution and Networks Segment

Our electricity distribution and networks segment is conducted through Enel Distribución Chile in the Santiago Metropolitan Region, providing electricity to approximately 2.2 million customers. Santiago is Chile’s most densely populated area and has the highest concentration of industries, industrial parks, and office facilities.

For the year ended December 31, 2024, electricity sales were 14,810 GWh, representing a 3.2% increase compared to 2023. For the year ended December 31, 2023, electricity sales were 14,356 GWh, representing an 18.1% decrease compared to 2022.

Distribution and networks segment revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenues from the “Value Added from Distribution,” or VAD, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution and networks segment typically consist of networks revenues, charges for new connections and maintenance, and rental of meters, among others. It also includes revenues from public lighting, infrastructure projects mainly associated with real estate development, and energy efficiency solutions, including air conditioning equipment, LED lights, etc., in all cases, including customers outside of our concession area.

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

In the past, we focused on reducing physical losses, especially those due to illegally tapped energy. Our physical losses have generally been around 5% for the 2022-2024 period, a level close to our concession’s distribution technical loss threshold. Reducing losses below this level requires additional investments to reduce illegal tapping that would not be expected to have an economically attractive return. Currently, we are working instead on improving our efficiency, primarily through new technologies to automate our networks, as well as on increasing our quality of service to enhance the effectiveness of our facilities, profitability of our business, and our capacity to satisfy our growing number of customers and their increasing demands.

The technical bases for the tariff-setting process for the 2020-2024 period were published at the end of the first half of 2020. This is the first tariff-setting process where the CNE determined the tariff by a single study performed by CNE. In the tariff-setting process for 2016-2020, the tariff was calculated using a weighted average between the Reference Company study (one-third) and the CNE study (two-thirds). During the second half of 2020, the consulting company that carried out the study was assigned. On December 23, 2022, the CNE approved the Technical Report on the Calculation of Components of Distribution Value Added for the 2020-2024 period, through Exempt Resolution No. 908. The 2020-2024 process was concluded in 2024 and is retroactively effective from November 4, 2020, and will remain in effect until the tariff decree for the 2024-2028 period is issued and the updated tariffs become effective.

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

As a result of the application of these laws as of December 31, 2024, our current accounts receivable decreased, and our non-current accounts receivable, financial income, and financial costs increased. Please see Notes 9 and 34 of the Notes to our consolidated financial statements for further information.

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

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2024		2023		2022
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	943.74	996.46	839.91	877.12	871.19	855.86

Source: Central Bank of Chile

2.	Analysis of Results of Operations for the Years Ended December 31, 2024, and 2023

Consolidated Revenues and other operating income

The following table sets forth our revenues and other operating income by reportable segment for the years ended December 31, 2024, and 2023:

	Years ended December 31,
	2024(1)	2023	Change	Change

	(in millions of Ch$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile(1), and subsidiaries	2,784,385	3,276,387	(492,002)	(15.0)
Distribution and networks segment
Enel Distribución Chile and subsidiary	1,641,410	1,511,619	129,791	8.6
Non-electricity business and consolidation adjustments	(438,660)	(407,760)	(30,900)	(7.6)
Total revenues and other operating income	3,987,135	4,380,246	(393,111)	(9.0)
(1)	On January 1, 2023, EGP Chile completed the spin-off of a new company, Arcadia Generación Solar S.A., to its shareholders, resulting in Enel Chile owning 99.99% of Arcadia. On October 24, 2023, Enel Chile sold its entire 99.99% ownership interest in Arcadia.

Generation Segment: Revenues and other operating income

Revenues and other operating income from our generation segment decreased Ch$492.0 billion, or 15.0%, in 2024 compared to 2023, due to:

(i)	a Ch$240.0 billion decrease in other sales, mainly due to lower gas sales in 2024;

(ii)	a Ch$219.1 billion decrease in energy sales, mainly due to:

a)	a Ch$620.2 billion losses from the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges ocurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk; and

b)	Ch$39.1 billion in lower commodity hedging revenue.

These effects were partially offset by:

c)	a Ch$262.1 billion increase in physical sales (+3,127 GWh), due to higher regulated customer sales (+2,047 GWh), spot market sales (+604 GWh), and unregulated customer sales (+476 GWh); and

d)	Ch$177.8 billion in a higher average sales price due to a positive exchange rate effect during the 2024 period.

(iii)	a Ch$34.8 billion decrease in other operating revenues, mainly due to:

a)	Ch$ 26.9 billion in lower additional revenue related to the improvement of commercial terms of transactions with energy and fuel suppliers in 2023; and

b)	Ch$19.7 billion in lower revenue from commodity hedges.

These effects were partially offset by:

c)	a Ch$ 8.7 billion increase in revenue from insurance claims.

Distribution and Networks Segment: Revenues and other operating income

Revenues and other operating income from our distribution and networks segment increased Ch$129.8 billion, or 8.6%, in 2024 compared to 2023, primarily due to:

(i)	an increase of Ch$134.7 billion in energy sales mainly due to:

a)	Ch$103.1 billion in a higher average sales price due to a positive exchange rate effect during the 2024 period; and

b)	Ch$50.6 billion increase in physical energy sales (+454GWh), primarily in the commercial and industrial customer segments.

These effects were partially offset mainly by:

c)	greater provisions related to collective voluntary process agreements with the National Consumer Service (“SERNAC” in its Spanish acronym) for Ch$17.1 billion, related to the weather events that occurred in May and August 2024.

This increase was partially offset by:

(ii)	a Ch$6.4 billion decrease in revenue from other services, due to lower revenue from the construction of customer power connections and public lighting.

Total raw materials and consumables used

The following table sets forth our total raw materials and consumables used for the years ended December 31, 2024, and 2023 by segment.

	Years ended December 31,
	2024	2023	Change	Change

	(in millions of Ch$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile(1), and subsidiaries	1,845,817	2,077,671	(231,854)	(11.2)
Distribution and networks segment
Enel Distribución Chile and subsidiary	1,467,109	1,321,193	145,916	11.0
Non-electricity business and consolidation adjustments	(407,357)	(403,279)	(4,078)	(1.0)
Total raw materials and consumables used	2,905,569	2,995,585	(90,016)	(3.0)
(1)

On January 1, 2023, EGP Chile completed the spin-off of a new company, Arcadia Generación Solar S.A., to its shareholders, resulting in Enel Chile owning 99.99% of Arcadia. On October 24, 2023, Enel Chile sold its entire 99.99% ownership interest in Arcadia

Generation Segment: Raw materials and consumables used

Raw materials and consumables used in our generation segment decreased Ch$231.9 billion, or 11.2%, in 2024 compared to 2023, mainly due to:

(i)	a Ch$201.6 billion decrease in fuel consumption costs, mainly due to:
a)	a Ch$116.0 billion decrease in gas consumption costs due to lower thermal electricity generation and a lower average purchase price;

b)	a Ch$74.5 billion decrease in commodity hedging costs due to improved hydrological production during 2024; and

c)	a Ch$11.2 billion decrease in fuel-oil consumption costs primarily due to lower thermal electricity generation.

(ii)	a Ch$86.4 billion decrease in other variable procurement and services costs, primarily due to:
a)	a Ch$67.2 billion decrease in gas commercialization cost of sales;

b)	a Ch$26.0 billion decrease in commodity hedging costs; and

c)	a Ch$5.1 billion decrease in rental cost associated with the leasing of temporary fixtures.

These effects were partially offset by:

d)	Ch$11.4 billion of greater thermal emission tax expense.

These decreases were partially offset by:

(iii)	a Ch$28.2 billion increase in transportation costs primarily due Ch$45.1 billion of higher regasification and gas transportation costs, partially offset by a decrease of Ch$16.4 billion due to reduction in tolls; and

(iv)	a Ch$28.0 billion increase in energy purchases mainly due to higher physical energy purchases (+2,611 GWh: +2,356 GWh from other power generators and +255 GWh on the spot market).

Distribution and Networks Segment: Raw materials and consumables used

Raw materials and consumables used in our distribution and networks segment increased by Ch$145.9 billion, or 11.0% in 2024 compared to 2023, mainly due to:

(i)	a Ch$118.0 billion increase in energy purchases mainly due to Ch$84.9 billion in a higher average purchase price when expressed in Chilean pesos and a Ch$33.1 billion increase in physical energy purchases (+514 GWh); and

(ii)	a Ch$25.1 billion increase in other procurement and services explained by:

a)	a Ch$29.1 billion increase in fines imposed by the SEF, including the Ch$18.8 billion (280,000 UTM) fine related to the extraordinary, devastating, and unpredictable storm on August 1 and 2, 2024.

This increase was partially offset by:

b)	Ch$2.6 billion in lower costs related to disconnecting and reconnecting customers’ power supply; and

c)	Ch$1.4 billion in lower costs of value-added services.

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

The following table sets forth our employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expense for the years ended December 31, 2024, and 2023, by segment:

	Years ended December 31,
	2024	2023	Change	Change

	(in millions of Ch$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile(1), and subsidiaries	486,666	414,529	72,137	17.4
Distribution and networks segment
Enel Distribución Chile and subsidiary	186,519	159,093	27,426	17.2
Non-electricity business and consolidation adjustments	35,322	43,278	(7,956)	(18.4)
Total employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expenses, by nature	708,507	616,900	91,607	14.8
(1)

On January 1, 2023, EGP Chile completed the spin-off of a new company, Arcadia Generación Solar S.A., to its shareholders, resulting in Enel Chile owning 99.99% of Arcadia. On October 24, 2023, Enel Chile sold its entire 99.99% ownership interest in Arcadia.

Consolidated employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expense increased Ch$91.6 billion, or 14.8%, in 2024 compared to 2023, mainly due to:

(i)	a Ch$35.5 billion increase in depreciation and amortization expense in the generation segment primarily due to Ch$46.8 billion of higher expenses in EGP Chile primarily related to the commissioning of new solar generation units and the increase in the exchange rate, partially compensated by Ch$16.6 billion in lower expenses resulting from the sale of Arcadia in October 2023;

(ii)	a Ch$27.2 billion increase in impairment loss of property, plant and equipment primarily mainly explained by Ch$34.2 billion higher expenses in the generation segment due to the impairment of the Las Salinas power plant expansion project recognized at year-end 2024. This was partly offset by Ch$7.0 billion in lower property, plant and equipment impairment loss related to the gas-fired unit of Tarapacá power plant booked in 2023;

(iii)	a Ch$ 24.7 billion increase in other expenses mainly explained by;
a)	a Ch$12.9 billion increase in maintenance and repair costs related to the weather events during May and August of 2024;

b)	a Ch$7.5 billion increase in maintenance and repair services for due to the commissioning of new solar and wind projects; and

c)	a Ch$7.0 billion increase in insurance premiums.

(iv)	a Ch$7.8 billion increase in accounts receivable impairment losses in the distribution and networks segment due to the lower credit rating of residential customers;

(v)	a Ch$3.9 billion increase in depreciation and amortization expense in the distribution and networks segment primarily due to the commissioning of projects that were previously in the development stage; and

(vi)	a Ch$2.7 billion increase in depreciation of right-of-use assets related to the lease of the Group’s new corporate building.

All of the above were partially offset by:

(vii)	a Ch$10 billion decrease in personnel expenses mainly due to:
a)	a Ch$3.7 billion decrease in expenses related to the Group’s digitalization strategy;

b)	a Ch$2.1 billion decrease in vacation provisions; and

c)	a Ch$1.6 billion increase in capitalization of personnel expenses related to investment projects.

These effects were partially offset by:

d)	a Ch$1.4 billion increase in employee collective bargaining agreement bonuses and other employee benefits.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2024, and 2023:

	Years ended December 31,
	2024	2023	Change	Change

	(in millions of Ch$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile(1), and subsidiaries	451,902	784,188	(332,286)	(42.4)
Distribution and networks segment
Enel Distribución Chile and subsidiary	(12,219)	31,333	(43,552)	n.a.
Non-electricity business and consolidation adjustments	(66,624)	(47,760)	(18,864)	(39.5)
Total consolidated operating income	373,059	767,761	(394,702)	(51.4)
Operating margin(2)	9.4%	17.5%	—	—
(1)

On January 1, 2023, EGP Chile completed the spin-off of a new company, Arcadia Generación Solar S.A., to its shareholders, resulting in Enel Chile owning 99.99% of Arcadia. On October 24, 2023, Enel Chile sold its entire 99.99% ownership interest in Arcadia.

(2)

Operating margin, a measure of efficiency, represents operating income as a percentage of revenues and other operating income. However, caution must be applied in making comparisons among periods, which may have experienced non-recurring gains or losses.

Our operating income in 2024 decreased compared to 2023 due to the following:

Generation Segment: Operating Income

Revenues totaled Ch$2,784.4 billion for the year ended December 31, 2024, a decrease of Ch$492.0 billion, or 15.0%, compared to 2023, primarily due to (i) the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occured because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk, and (ii) lower gas sales in 2024.

The raw materials and consumables used totaled Ch$1,845.8 billion as of December 31, 2024, a decrease of Ch$ 231.9 billion, or 11.2%, compared to 2023, mainly due to lower gas consumption costs and commodity price hedging costs.

Distribution and Networks Segment: Operating Income

Revenues were Ch$1,641.4 billion for the year ended December 31, 2024, an increase of Ch$129.8 billion, or 8.6%, compared to 2023, mainly due to higher energy sales, partly offset by greater provisions related to collective voluntary process agreements with SERNAC for Ch$17.1 billion related to the weather events that occurred in May and August 2024.

The raw materials and consumables used totaled Ch$1,467.1 billion for the year ended December 31, 2024, an increase of Ch$145.9 billion, or 11.0%, compared to 2023, mainly due to higher energy purchase costs and other procurement and services costs as a result of higher fines imposed by the SEF.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024	2023	Change	Change

	(in millions of Ch$)			(in %)
Financial results
Financial income	78,282	134,254	(55,972)	(41.7)
Financial costs	(232,584)	(247,068)	14,484	5.9
Gain from indexed assets and liabilities	20,825	25,286	(4,461)	(17.6)
Foreign currency exchange differences	(21,732)	(856)	(20,876)	n.a.
Total financial results	(155,209)	(88,384)	(66,825)	(75.6)
Other results
Share of the profit of associates and joint ventures accounted for using the equity method	8,414	5,702	2,712	47.6
Other gains	(292)	221,847	(222,139)	n.a.
Total other results	8,122	227,549	(219,427)	(96.4)
Total consolidated financial and other results	(147,087)	139,165	(286,252)	n.a.

Financial Results

Consolidated financial results decreased by Ch$66.8 billion for the year ended December 31, 2024 as compared to 2023, primarily attributable to:

(i)	a decrease of Ch$56.0 billion in financial income, mainly due to:
a)	Ch$43.5 billion in lower interest income from accounts receivable with distribution companies, related to billings that have been accumulating since July 2022 due to the postponement of the issuance of the corresponding tariff decrees; and

b)	Ch$13.7 billion in lower income on short-term fixed income investments.

(ii)	a decrease of Ch$14.5 billion in financial expenses, mainly due to:

a)	a Ch$25.6 billion decrease in interest expenses mainly related to losses from the sale of accounts receivable in 2023, specifically related to the Company’s financial leasing contracts related to electromobility projects;

b)	Ch$10.7 billion in lower interest income, mainly related to the implementation of the Tariff Stabilization Law for Ch$ 7.7 billion; and

c)	a Ch$5.0 billion decrease in financial expenses resulting from amendments to the supplier payment schedule.

These effects were partially offset by:

d)	Ch$17.3 billion in higher interest expenses on bonds and bank loans; and

e)	Ch$9.5 billion in higher financial expenses with related parties resulting from a higher amount of debt owed to Enel Finance International N.V. (“EFI”).

(iii)	a decrease of Ch$4.5 billion from indexed assets and liabilities, mainly due to:
a)	Ch$13.6 billion in lower income from the indexation of recoverable taxes and other non-financial assets; and

b)	Ch$7.9 billion in lower income from the indexation of trade accounts receivable.

These effects were partially offset by:

c)	a Ch$14.0 billion increase in positive effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of Enel Generación Chile located in Argentina; and

d)	a Ch$2.6 billion increase in income due to trade accounts payable indexation.

(iv)	an increase of Ch$20.9 billion in the loss from foreign currency exchange rate differences, mainly due to:

a)	Ch$172.0 billion in higher negative exchange rate differences on related party trade accounts payable related to loans obtained from EFI;

b)	Ch$157.5 billion in higher negative exchange rate differences on financial debt and derivative instruments; and

c)	Ch$152.0 billion in higher negative exchange rate differences on trade accounts payable, including a negative effect of Ch$93.1 billion related to the tariff stabilization mechanisms established by Law No. 21,185, Law No. 21,472 and Law No. 21,667 that dollarized accumulated billings to regulated customers.

These effects were partially offset by:

d)	Ch$288.8 billion in higher positive exchange rate differences on trade accounts receivable from related parties, primarily accounts receivable from EGP Chile;

e)	Ch$136.9 billion in higher positive exchange rate differences on trade accounts receivable related to the tariff stabilization mechanisms established by the Law No. 21,185, Law No. 21,472 and Law No. 21,667;

f)	Ch$23.8 billion in higher positive exchange rate differences on other financial assets; and

g)	Ch$12.9 billion in higher positive exchange rate differences on cash and cash equivalents.

Other Results

Gain on disposal of assets decreased Ch$219.4 billion in 2024, compared to 2023, mainly due to the Ch$215.6 billion gain on the of sale the Company’s 99.99% share ownership in Arcadia on October 24, 2023. The sale price for this transaction was Ch$521.9 billion. This was compared to 2024 in which there were no significant gains.

Consolidated Income Tax Expenses

The effective tax rate was an income tax expense of 15.4% in 2024, compared to 25.0% in 2023.

Consolidated income tax expense totaled Ch$34.9 billion in 2024, a decrease of Ch$192.0 billion compared to 2023, mainly due to:

(i)	a Ch$128.3 billion decrease in income tax expense due to the Company’s lower profit in 2024; and

(ii)	a Ch$61.8 billion decrease in income tax expense due to the sale of Arcadia in October 2023.

These effects were partially offset by:

(iii)	a Ch$5.0 billion higher income tax expense related to price-level restatement.

For further details, please refer to Note 19 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses, and net income for the years ended December 31, 2024, and 2023:

	Years ended December 31,
	2024	2023	Change	Change

	(in millions of Ch$)			(in %)
Operating income	373,059	767,761	(394,702)	(51.4)
Financial and other results	(147,087)	139,165	(286,252)	n.a.
Net income before taxes	225,972	906,926	(680,954)	(75.1)
Income tax (expenses)	(34,929)	(226,913)	191,984	84.6
Consolidated net income	191,043	680,013	(488,970)	(71.9)
Net income attributable to the Parent Company	145,112	633,456	(488,344)	(77.1)
Net income attributable to non-controlling interests	45,931	46,557	(626)	(1.3)

Net income attributable to our Parent Company decreased Ch$488.3 billion in 2024 compared to 2023, mainly due to the effect caused to the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk.

3.    Analysis of Results of Operations for the Years Ended December 31, 2023, and 2022

The comparative analysis of our results of operations for the years ended December 31, 2023, and 2022, is incorporated herein by reference from Item 5.A. of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 30, 2024.

B.    Liquidity and capital resources.

Our main assets are our consolidated Chilean subsidiaries, EGP Chile, Enel Distribución Chile, and Enel Generación Chile. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

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

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2024, 2023, and 2022:

	Year ended December 31,
	2024	2023	2022

	(in billions of Ch$)
Net cash flows provided by operating activities	1,531	705	745
Net cash flows provided by (used in) investing activities	(696)	(86)	456
Net cash flows provided by (used in) financing activities	(1,033)	(934)	(629)
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	(198)	(315)	572
Effect of exchange rate changes on cash and cash equivalents	18	3	(7)
Cash and cash equivalents at the beginning of the period	563	875	310
Cash and cash equivalents at the end of the period	383	563	875

For the year ended December 31, 2024, net cash flow provided by operating activities were inflows amounting to Ch$1,531.0 billion, representing an increase of 116.9%, or Ch$825.2 billion, compared to the same period in 2023. The increase was in part the result of:

(i)	Ch$600.2 billion from increased cash collections from the sale of goods and services principally from (i) our generation segment due to higher energy sales of 2,047 GWh mainly in the spot market and to regulated customers; and (ii) our distribution and networks segment due to higher physical energy sales of 454 GWh mainly in the industrial and residential customer segments;

(ii)	Ch$128.4 billion from decreased payments to suppliers mainly from our generation segment due to lower thermal electricity generation and a lower average purchase price. This was partially offset by an increase of 2,611 GWh in physical energy purchases; and

(iii)	Ch$100.4 billion from decreased income tax payments in 2024, mainly due to:

a)	a Ch$235.2 billion increase in Enel Chile’s income tax payments in 2023 due to the gain from the sale of Enel Transmisión Chile in December 2022; and

b)	a Ch$47.7 billion decrease in income tax payments due to the Company’s lower profit in 2024.

These effects are partially offset by:

c)	a Ch$84.8 billion increase in Enel Generación Chile’s income tax payments;

d)	a Ch$61.8 billion increase in Enel Chile’s income tax payments due to the gain from the sale of Arcadia in 2023; and

e)	a Ch$32.0 billion increase in 2023 due to Enel Generación’s Chile income tax refund.

For the year ended December 31, 2023, net cash flow provided by operating activities were inflows amounting to Ch$705 billion, representing a decrease of 5.4%, or Ch$40 billion, compared to the same period in 2022. The decrease was in part the result of:

(i)	Ch$168.6 billion from increased payments to suppliers mainly from our distribution and networks segment of Ch$230.9 billion due to a higher energy purchase and tolls services, which was partially offset by (i) our generation segment due to lower energy purchase costs for fuel consumption and lower gas costs due to the efficiency of the generation mix as a result of improved hydrology conditions of Ch$35.3 billion, and (ii) Ch$33.5 billion due to the disposition of Enel Transmisión Chile in 2022; and

(ii)	Ch$235.2 billion in higher income tax payments in 2023, mainly due to a Ch$253.3 billion increase in Enel Chile’s income tax payments due to the gain from the sale of Enel Transmisión Chile in 2022. This was partially offset by Ch$14.4 billion reduction in income tax expense due to the disposition of Enel Transmisión Chile in 2022.

These operating activity net cash flow decreases were partially offset by:

(iii)	a Ch$ 376.9 billion increasing cash collections from the sale of goods and services principally from (i) our generation segment of Ch$217.2 billion due to higher energy sales of 726 GWh mainly in the spot market and to regulated customers; and (ii) our distribution and networks segment of Ch$263.8 billion due to higher physical energy sales of 146 GWh mainly due to higher sales to residential customers and tolls. These were partially offset by Ch$92.4 billion due to the disposition of Enel Transmisión Chile in 2022.

For further information regarding our operating results in 2024, 2023, and 2022, please see “— A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2024, and 2023” and “— 3. Analysis of Results of Operations for the Years Ended December 31, 2023, and 2022.”

For the year ended December 31, 2024, net cash flows used in investing activities were outflows amounting to Ch$696.0 billion, representing an increase of 707.2% or Ch$609.9 billion, compared to the same period in 2023, mainly due to:

(i)	an increase of Ch$684.0 billion in cash flows from the purchase of property, plant and equipment due to additional plants and equipment mainly for the generation segment; and

(ii)	an increase of Ch$38.4 billion in cash flows from the purchase of intangibles assets due to an increase in intangible assets under development, primarily in the generation segment, and greater investment in software.

These investing activities net cash flow outflows were partially offset by:

(iii)	a Ch$20.8 billion increase in interest received; and

(iv)	Ch$4.1 billion in higher cash received from future, forward, options, and swap contracts corresponding to financial derivatives.

For the year ended December 31, 2023, net cash flows provided by investing activities were outflows amounting to Ch$86 billion, representing a decrease of 119% or Ch$542 billion, compared to the same period in 2022, mainly due to:

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

(vii)	Proceeds from the sale of property, plant and equipment of Ch$32.5 billion, mainly due to cash flows received for the purchase of our corporate office building by Territoria Santa Rosa S.p.A. from Enel Generación Chile for Ch$28.7 billion (See Note 5.2 of the Notes to our consolidated financial statements).

For the year ended December 31, 2024, net cash used in financing activities were Ch$1,033.2 billion compared to Ch$934 billion in 2023.

The aggregate cash payments associated with financing activities in 2024 were primarily due to:

(i)	Ch$428.2 billion in bond principal payments by Enel Generación Chile;

(ii)	Ch$345.1 billion in dividend payments, of which Ch$203.0 billion was paid to Enel, our controlling shareholder, and Ch$142.1 billion to third parties;

(iii)	Ch$327.3 billion in loan principal payments by Enel Generación Chile;

(iv)	aggregate outflows from financing activities in 2024 of Ch$138.7 billion: inflows primarily from loans received from EFI, a related company, of Ch$1,092.2 billion; and outflows primarily from loan payments by Enel Chile to EFI for Ch$1,230.9 billion;

(v)	Ch$205.5 billion of interest payments (Ch$191.8 billion paid by EGP Chile; Ch$65.2 billion paid by Enel Generación Chile; Ch$33.3 billion paid by Enel Distribución Chile; Ch$177.3 billion paid by Enel Chile; and Ch$9.1 billion paid by Enel X Chile); and

(vi)	Ch$36.9 billion in leasing liability payments and other cash outflows.

These financing activities were partially offset by:

(vii)	aggregate inflows from financing activities from short-term loans in 2024 of Ch$448.3 billion.

For the year ended December 31, 2023, net cash used in financing activities were Ch$934 billion compared to Ch$628 billion in 2022.

The aggregate cash payments associated with financing activities in 2023 were primarily due to:

(i)	aggregate outflows from financing activities in 2023 for Ch$487.3 billion: inflows primarily from loans received from EFI, a related company, for Ch$767.7 billion; and outflows primarily from loan payments by Enel Chile to EFI for Ch$1,255 billion;

(ii)	Ch$401.6 billion in dividend payments, of which Ch$240.8 billion was paid to Enel, our controlling shareholder, and Ch$160.8 billion to third parties;

(iii)	Ch$193 billion of interest payments (Ch$89 billion paid by EGP Chile, Ch$64.8 billion paid by Enel Generación Chile, Ch$32.2 billion paid by Enel Distribución Chile, and Ch$7.2 billion paid by Enel Chile); and

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

Contractual Obligations

The table below sets forth our cash payment of contractual obligations as of December 31, 2024:

	Payments Due by Period
Contractual Obligation	Total	2025	2026-2027	2028-2029	After 2029

	In billions of Ch$
Purchase obligations(1)	20,329	7,705	7,692	3,614	1,318
Yankee bonds	1,312	0	205	996	111
Interest expense	1,300	183	312	171	634
Accounts payable to related parties(2)	1,181	161	322	0	698
Bank debt	926	0	248	116	562
Lease obligations	296	27	23	24	222
Local bonds	209	43	86	80	0
Pension and post-retirement obligations(3)	66	7	14	14	31
Total contractual obligations	25,619	8,126	8,902	5,015	3,576
(1)	Includes generation and distribution business purchase obligations, comprised mainly of electricity purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$20,329 billion, 55% corresponds primarily to fuel supply, maintenance of medium- and low-voltage lines, cable and utility poles, and electricity purchased for generation, and 41% corresponds to electricity purchased for distribution. The remaining 4% corresponds to miscellaneous services, such as LNG regasification and fuel transportation.
(2)	Represents loans payable to EFI.
(3)	Our pension and post-retirement benefit plans are unfunded. Cash flow estimates in the table are based on such obligations, including certain estimated variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.

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

The following table lists the Yankee Bonds issued by us and our subsidiaries and the aggregate principal amount that are outstanding as of December 31, 2024:

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon		Issued	Outstanding
					(in millions of US$)
Enel Chile	10 years	June 2028	4.875%		1,000	1,000
Enel Generación Chile(1)	30 years	February 2027	7.875%		230	206
Enel Generación Chile(2)	40 years	February 2037	7.325%		220	71
Enel Generación Chile(1)	100 years	February 2097	8.125%		200	40
Total			5.575%	(3)	1,650	1,317
(1)	Enel Generación Chile repurchased some of these bonds in 2001.
(2)	Holders of the Enel Generación Chile’s 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009, for a total amount of US$149.2 million. The remaining US$70.8 million principal amount of the Yankee Bonds matures in February 2037.
(3)	Weighted-average coupon by outstanding amount.

We also have access to the Chilean domestic capital markets. In March 2018, we registered a 30-year local bond program with the CMF for UF 15 million (Ch$576 billion as of December 31, 2024). As of December 31, 2024, and as of the date of this Report, there have been no issuances of bonds under this program.

Our subsidiary, Enel Generación Chile, has issued debt instruments that have been primarily sold to Chilean pension funds, life insurance companies, and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enel Generación Chile that are outstanding on December 31, 2024:

			Coupon (inflation		Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)		Issued	Outstanding
					(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Chile Series M	21 years	December 2029	4.75%		10.00	4.55	174.6
Enel Generación Chile Series H	25 years	October 2028	6.20%		4.00	0.88	33.8
Total			4.99%	(1)	14.00	5.43	208.4
(1)	Weighted-average coupon by outstanding amount.

For a complete description of local bonds issued by Enel Generación Chile, see “Unsecured liabilities detailed by currency and maturity” in Note 20.2 of the Notes to our consolidated financial statements.

We may also participate in the international and local commercial bank markets through syndicated or bilateral senior unsecured loans, including fixed-term and revolving credit facilities. The following table lists our U.S. dollar syndicated and bilateral revolving loans, which are governed by the laws of the State of New York and Chile, and the amounts outstanding as of December 31, 2024.

Borrower	Type	Lender	Maturity(1)	Facility Amount	Amount Drawn
				(in millions of US$)	(in millions of US$)
Enel Chile	SDG-linked Bilateral Revolving Loan	EFI	April 2026	290	—
Enel Chile	Bilateral Revolving Loan	Corporación Andina de Fomento (CAF)	December 2027	200	—
Enel Chile	Syndicated Revolving Loan	DNB Bank ASA & Citibank N.A.	March 2027	150	—
Enel Chile	Bilateral Revolving Loan	EFI	March 2027	50	—
Total				690	—
(1)	Refers to the facility’s maturity.

The disbursement of the revolving loans is not subject to the compliance of conditions precedent regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually). This kind of contract with committed credit lines allows us complete flexibility for a drawdown under any circumstances, including situations involving an MAE.

Additionally, we and our subsidiaries have also entered into uncommitted Chilean bank facilities for approximately Ch$108 billion in the aggregate, none of which was drawn as of December 31, 2024. Unlike the committed lines described above, which are not subject to an MAE condition precedent to disbursements, these facilities are subject to a risk of not being disbursed because they are subject to an MAE condition precedent to disbursements. Our liquidity could be limited under such circumstances.

As for our term loans, the detail of each transaction and the outstanding principal amount as of December 31, 2024, is described in the following table:

Borrower	Type	Lender	Issuance Date	Maturity	Outstanding principal
					(in millions of US$)
Enel Chile	Term Loan	EFI	December 2015	December 2027	483
Enel Chile	Term Loan	EFI	March 2020	March 2030	400
Enel Chile	SDG-linked Term Loan	EFI	April 2021	April 2031	300
Enel Chile	SDG-linked Term Loan	Citibank N.A. - London Branch	May 2024	December 2037	286
Enel Chile	SDG-linked Term Loan	European Investment Bank	December 2022	December 2037	244
Enel Chile	SDG-linked Term Loan	Scotiabank Chile	December 2021	December 2026	150
Enel Chile	SDG-linked Term Loan	European Investment Bank	December 2023	December 2038	101
Enel Chile	SDG-linked Term Loan	European Investment Bank	July 2023	July 2038	99
Enel Chile	SDG-linked Term Loan	European Investment Bank	October 2022	October 2037	50
Total					2,113

For a complete description of our credit lines and term loans, see Note 10.1.d) and Note 20.1 of the Notes to our consolidated financial statements.

As is customary for certain credit and capital market debt facilities, some of our financial indebtedness is subject to covenants. The main covenants governing the loans granted to us are bankruptcy, insolvency, cross default clauses, limitations on liens, change of control, restrictions on the sale of assets and corporate reorganizations, adverse court judgments, and governmental actions, among others. As of December 31, 2024, Enel Chile, on a stand-alone basis, had debt obligations that included covenants or events of default but were not subject to financial ratios. In addition, two of Enel Generación Chile’s loan agreements include the obligation to comply with certain financial ratios. These agreements include affirmative and negative covenants and restrictions in the event of default, which all require monitoring to ensure their compliance. For more information about financial restrictions please see Note 36.4 of the Notes to our consolidated financial statements.

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

Our estimated capital expenditures for 2025 through 2027 are expected to amount to Ch$1.8 trillion related to managing and optimizing our distribution network, new customer connections, increasing battery storage capacity, developing renewable generation plants, maintenance of current projects and assets, and studies required to develop other potential generation and distribution projects.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to refinance our consolidated indebtedness as it becomes due, fund our purchase obligations with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and external financings.

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

C.      Research and Development, Patents and Licenses, etc.

None.

D.      Trend Information.

Generation Segment

Enel Generación Chile foresees that the percentage of revenue from contracts with unregulated customers will exceed revenue from contracts with regulated customers from 2025 onwards. This trend is expected to continue for at least the next 10 years. This forecast is supported by two material facts, firstly: some contracts expired in December 2024. These contracts were with regulated customers at prices that are significantly higher than the current ones. Secondly, new contracts with unregulated customers will commence in 2025, some of which are at advanced stages of negotiation and include prices in U.S. dollars.

As a result of these changes, the Company's management is focusing on the unregulated market and is using the U.S. dollar as the Company’s functional currency effective as of January 1, 2025.

In March 2025, we started operations in the Los Cóndores hydroelectric plant powered by two Pelton-type turbines capable of a maximum flow rate of 25 m3/s, which generates around 350 GWh per year. This renewable energy will be injected into the SEN, avoiding 70,721 tons of CO2 emissions per year.

In 2024, contracts awarded in the November 2017 auction came into effect with an average price of the total allocated energy of US$32.5 per MWh, 31% lower than the average price of the previous tender process. The total amount of energy tendered (2,200 GWh) was based on NCRE offers. Enel Generación Chile was awarded 54% of the tender, corresponding to 1,180 GWh per year at an average price of US$34.7 per MWh, with a mix of wind, solar, and geothermal generation.

In May 2024, 3,600 GWh, divided into two parts of 1,500 GWh and 2,100 GWh and starting in 2027 and 2028, respectively, were tendered to supply electricity to regulated customers for 20 years. Enel Generación Chile was awarded 100% of the energy tendered for an average price of US$56.68 per MWh.

Distribution and Networks Segment

In our distribution and networks segment, some customers who meet certain requirements are free to choose between regulated and unregulated tariffs. They must give 12 months’ notice of the change and remain in the new regime for at least 4 years. Additionally, the minimum connected capacity requirement for customers to choose unregulated tariffs is currently 300 kW, which, combined with lower market prices, may reduce the number of customers who choose regulated tariffs. Customers switching to unregulated tariffs may also choose an alternative energy provider other than one of our generation subsidiaries, which could adversely affect our business, results of operations, and financial condition.

During 2024, regulated electricity tariffs rates were normalized for the first time since 2019 due to transitory mechanisms for stabilizing customers’ regulated electricity price. The Ministry of Energy enacted the Average Node Price decrees for the first and second halves of 2024 and the VAD decree for the 2020-2024 period. These decrees increased residential customer billing by more than 50%.

Supply Contracts

In the large-customer segment, new electricity supply contracts were signed with wholesale, mining, and industrial unregulated customers for approximately 550 GWh per year and with terms between 4 and 6 years, allowing the Company to increase and diversify its commercial portfolio under very favorable conditions.

Many smaller customers, who have the option of migrating to the regulated market, continued to choose the unregulated market. Enel Generación Chile signed direct supply contracts with these unregulated customers, totaling 700 GWh per year, with average terms of over four years.

In December 2024, Exempt Resolution No. 58 announced a reduction in the consumption threshold for unregulated customers from 500 kW to 300 kW, who have the option of directly negotiating their energy supply. This allows more customers to access customized rates, more favorable contract terms, and specialized support, thus optimizing energy use and reducing operating costs. This resolution has created new opportunities for a new segment of companies that can now access 100% renewable energy, stable long-term prices, and complement their energy offerings with the implementation of energy efficiency solutions for their facilities. Enel Generación Chile and Enel X Chile began an integrated offering model, allowing clients to combine energy contracts with innovative solutions and personalized consulting services that enable various industries and institutions to optimize their consumption and reduce costs.

Hydrology

During 2024, the Company faced a favorable hydrological scenario. The El Niño phenomenon was observed starting in mid-2023 and began to decline during 2024, reaching a neutral state in the second half of the year. In Chile, this phenomenon is associated with increased rainfall, which largely explains the hydrological conditions observed in 2024.

In 2023, hydrological conditions were wet during the winter months, leading to significant snow accumulation and increased snowmelt through the beginning of 2024. Although 2024 saw lower precipitation compared to 2023, water flows at the beginning of the year were higher due to the snowmelt accumulated from the previous year. In 2024, water levels in tributaries were comparable to those of 2023, making 2024 the second-best hydrological year in the last 15 years, surpassed only by 2023.

Fuel Prices

In 2024, average fuel prices decreased compared to 2023. Although Enel Chile's purchase prices are confidential, the general parameters representative of the variation in natural gas’s long-term LNG contracts are Henry Hub, which decreased 17% on average (2.7 to 2.3 USD/MMBTU), and Brent, which decreased 2% (82.6 to 80.8 USD/bbl). This decrease in fuel costs coupled with favorable hydrology and increased generation from renewable power plants, reduced marginal costs in 2024, compared to 2023.

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

Directors

Our board of directors (the “Board”) consists of seven members elected for a three-year term at the Ordinary Shareholders’ Meeting (“OSM”). Following the end of their term, they may be re-elected or replaced. If a vacancy occurs in the interim, the Board may elect a temporary director to fill the vacancy until the next OSM, at which time the entire Board will be elected for new three-year terms. Our executive officers are elected and hold office at the discretion of the Board.

Mónica Girardi resigned her position as director, effective September 30, 2024. Our current Board was elected at the OSM held on April 28, 2025, for a three-year term that ends in April 2028. The current chairman of the board is Marcelo Castillo Agurto, and the current directors are Gina Ocqueteau Tacchini, María Teresa Vial Álamos, Pablo Cruz Olivos, Rodolfo Avogadro Di Vigliano, Salvatore Bernabei, and Valentina de Cesare.

As of March 31, 2025, the members of our Board were as follows:

Directors	Position	Age(1)	Current Position Held Since
Marcelo Castillo Agurto	Chairman	59	2024
Isabella Alessio	Director	50	2021
María Teresa Vial Álamos	Director	51	2024
Pablo Cabrera Gaete	Director	77	2016
Pablo Cruz Olivos	Director	57	2024
Salvatore Bernabei	Director	51	2016
(1)	As of the date of this Report.

Set forth below are brief biographical descriptions of the members of our Board as of March 31, 2025.

Marcelo Castillo Agurto: Mr. Castillo is currently head of institutional affairs international governance of Enel S.p.A. He has been a lecturer for more than 15 years in energy regulation and management at numerous universities and business schools. Since joining the Enel Group in 1990, he has held various positions throughout Europe, the Americas and Africa, among others. In 2014, he became head of business development of Enel Grids, a position he held until October 2023. He was head of international regulatory and antitrust affairs (2013), director and vice president of regulation for Latin America (2002-2013), and deputy director of business in a joint venture between Endesa S.A. and Morgan Stanley (2002). Previously, he was deputy commercial director, head of analysis, and deputy director of energy management of Endesa Chile. Mr. Castillo holds a degree in civil, industrial and electrical engineering from Pontifícia Universidad Católica de Chile, and an MBA from Universidad de Navarra in Madrid, Spain.

Isabella Alessio: Isabella is head of business to consumer legal affairs of Enel S.p.A. She was previously head of legal affairs for North, Central, and South America for the global infrastructure and networks line of Enel (2014-2017). She joined Enel as head of corporate affairs for Iberia and Latin America at Enel Green Power (2011-2014). Previously, she held positions at Grimaldi e Associati and at Clifford Chance law firms. She holds a law degree from University of Rome “La Sapienza” and has a master’s degree in European law.

María Teresa Vial Álamos: María Teresa is president of the Santiago Chamber of Commerce and a member of the board of directors of E-Cert Chile and Resolución en Línea S.p.A. She is also member of Chapter Zero Chile, a network of directors for climate action. María Teresa holds a law degree and a certificate in negotiation from Pontificia Universidad Católica de Chile. She also holds a master’s degree in business law and a certificate in construction from Universidad de Los Andes.

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

Pablo Cruz Olivos: Mr. Cruz has been and is a director of several private companies and non-profit foundations. He advises and consults for businesses seeking to expand and invest in new markets in Latin America. For more than a decade, he has been actively involved in the operational leasing business as an executive and director at Empresas Relsa and Arval Relsa. Additionally, he gained extensive experience in executive, managerial, commercial, and operational roles in various countries across Latin America and the United States from his service at ExxonMobil. Mr. Cruz holds a degree in civil engineering from Pontificia Universidad Católica de Chile.

Salvatore Bernabei: Mr. Bernabei is currently the CEO of Enel Green Power and head of global power generation. He was head of global procurement of Enel S.p.A. (2017-2020), head of renewable energy Latin America of Enel Green Power (2016-2017), and country manager for Chile and the Andean countries (2013-2016). He joined Enel in 1999 and has held several positions in engineering, construction, operation & maintenance, and safety, environment, and quality of life. Mr. Bernabei holds a degree in industrial engineering from Università degli Studi di Roma “Tor Vergata” and an MBA from Politecnico di Milan.

Executive Officers

Set forth below are our executive officers as of March 31, 2025:

Executive Officers	Position	Age(1)	Year Joined Enel or Affiliate	Current Position Held Since
Giuseppe Turchiarelli	Chief Executive Officer	54	1998	2024
Simone Conticelli	Chief Financial Officer	52	2006	2024
Gaetano Manzulli	People & Organization Officer	40	2010	2025
Juan Diaz Valenzuela	Internal Audit Officer	38	2010	2022
Pedro Urzúa Frei	External Relations & Sustainability Officer	54	2012	2024
(1)	As of the date of this Report.

Set forth below are brief biographical descriptions of our executive officers as of March 31, 2025.

Giuseppe Turchiarelli: Mr. Turchiarelli has held prominent financial positions in Enel since 1998. He served as Interim CEO of Enel Chile from March to April 2024, and CFO of Enel Chile from 2019 to 2024. He was previously CFO for Europe and North Africa (2017-2019), head of planning and control in Italy (2015-2017), CFO for Iberia and Latin America (2013-2015), head of planning and control of the Enel Green Power group (2012-2013), CFO of Enel Latin America BV (2009-2011), and CFO for renewable generation in Italy and Europe (2001-2012). He holds a degree in business administration from Università degli Studi di Cagliari and an executive MBA from LUISS Business School.

Simone Conticelli: Mr. Conticelli joined the Enel Group in 2006, working in the Administration, Finance and Control – AFC area, as head of planning and control for Global Digital Solutions and the “Divisione Mercato Italia”. In 2023, he was appointed CFO of  Slovenske Elektrarne. In 2019, he was head of industrial planning and control for the Global Power Generation Chile area, and then CFO of Enel Generación Chile. He has also served in the human resources area as head of organizational development of the Enel Group. He holds a degree in nuclear physics from Università degli Studi di Roma “Tor Vergata” and an MBA from the LUISS Business School.

Gaetano Manzulli: Mr. Manzulli joined the Enel Group in 2010 and has experience working on various projects in Latin America and Italy, including serving as head of people and organization for Colombia and Central America. He holds a master’s degree in electrical engineering from Politecnico di Bari.

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

Pedro Urzúa Frei: Mr. Urzúa joined the Enel Group in 2012 as manager of institutional affairs for Chile and Andean countries of Enel Green Power, later becoming manager of institutional relations of Enel Chile. He is currently president of the San Ignacio de Huinay Foundation, director of the Chilean Chapter of the World Energy Council (WEC), and director of the Chilean-Argentine Chamber of Commerce. Mr. Urzúa holds a degree in journalism from Universidad de Artes y Ciencias de la Comunicación (UNIACC).

B.	Compensation.

At the OSM held on April 29, 2024, our shareholders approved our Board’s compensation policy for 2024. Director compensation consists of a monthly fixed compensation of UF 216 per month and an additional fee of UF 79.2 per meeting, up to a maximum of 16 sessions in total, including ordinary and extraordinary meetings, within the respective fiscal year. The chairman of the board is entitled to double the compensation of other directors.

Our Directors Committee members are paid a monthly fixed compensation of UF 72 per month and an additional fee of UF 26.4 per meeting, up to a maximum of 16 sessions in total, including ordinary and extraordinary meetings.

If a director serves on one or more boards of directors of the subsidiaries or associate companies or serves as a director of other companies or corporations where the group holds an interest directly or indirectly, the director can only receive compensation from one of these boards.

Our subsidiaries’ or affiliates’ executive officers will not receive compensation if they serve as directors of any other affiliate. However, the officer may receive compensation to the extent that it is expressly and previously authorized as an advance payment of the variable portion of the wage to be paid by the affiliate with which the officer signed a contract.

In 2024, the total compensation paid to each of our directors, including fees for attending Directors Committee meetings, was as follows:

Director	Fixed Compensation	Ordinary and Extraordinary Session	Directors Committee (Fixed Compensation)	Ordinary and Extraordinary Session (Directors Committee)	Total

	(in ThCh$)
Marcelo Castillo Agurto(1)	—	—	—	—	—
María Teresa Vial Álamos	65,896	29,924	21,965	8,972	126,757
Pablo Cabrera Gaete	97,314	38,690	32,438	11,894	180,336
Pablo Cruz Olivos	65,896	29,924	21,965	8,972	126,757
Herman Chadwick Piñera(2)	63,373	17,532	-	-	80,905
Fernán Gazmuri Plaza(2)	31,686	8,766	10,562	2,922	53,936
Luis Gonzalo Palacios Vásquez(2)	31,686	8,766	10,562	2,922	53,936
Isabella Alessio(1)(2)	—	—	—	—	—
Mónica Girardi(1)(3)	—	—	—	—	—
Salvatore Bernabei(1)	—	—	—	—	—
Total	355,851	133,602	97,492	35,682	622,627
(1)	Chairman Castillo and directors Alessio, Bernabei, and Girardi waived their compensation as directors of Enel Chile due to their positions as employees of Enel or other companies affiliated with Enel.
(2)	Held position until April 29, 2024.
(3)	Held position until September 27, 2024.

We do not disclose any information about an individual executive officer’s compensation. Executive officers are eligible for variable compensation under a bonus plan. The yearly bonus plan is paid to our executive officers for achieving company-wide objectives and for their contribution to our results and goals. The annual bonus plan provides a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries. For the year ended December 31, 2024, the aggregate gross compensation, paid and accrued, for all our executive officers, attributable to the fiscal year 2024, was Ch$1.9 billion in fixed compensation, and Ch$781 million in variable compensation and benefits.

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

We did not pay severance indemnity to our executive officers in 2024. There are no other amounts set aside or accrued to provide for pension, retirement, or similar benefits for our executive officers.

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

On September 27, 2023, our Board adopted Enel Chile’s incentive-based compensation policy effective as of October 2, 2023, a copy of which is filed as Exhibit 97 to this Report. The incentive-based compensation policy complies with the requirements of Section 303A.14 of the NYSE listing rules implementing SEC Rule 10D-1.

Under our incentive-based compensation policy, in the event we are required to prepare an accounting restatement due to (i) material noncompliance with any financial reporting requirements under U.S. federal securities laws, including any required accounting restatement to correct an error in a previously issued financial statement that is material to such previously issued financial statement, or (ii) an error not material to a previously issued financial statement, but that would result in a material misstatement if the error were corrected in the current period financial statements or left uncorrected in the current period financial statements, we are entitled to recover or pay, as applicable, a portion or all of any incentive-based compensation provided to certain specified current or former executive officers (including the CEO, the CFO and the principal accounting officer), who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds or falls short of or is deficient with respect to, as applicable, the amount of incentive-based compensation the executive officer would have received based on the restatement. The Board (with a majority vote of the independent directors) administers our incentive-based compensation policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the policy and may forego recovery if it determines that recovery would be impracticable.

C.      Board Practices.

Members of the Board do not have service contracts with us or with any of our subsidiaries that provide them benefits upon the termination of their service. Our current Board was elected at the OSM held on April 28, 2025, for a three-year term. The current chair of the Directors Committee is Maria Teresa Vial Álamos, and the other members are Gina Ocqueteau Tacchini and Pablo Cruz Olivos. For information about the directors in office as of March 31, 2025, and the year they began their service on the Board, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above.

Directors Committee (Audit Committee)

Set forth below are our members of the Directors Committee as of March 31, 2025:

Committee Member	Position in Committee
María Teresa Vial Álamos	Chair
Pablo Cabrera Gaete	Member
Pablo Cruz Olivos	Member

Our Directors Committee performs the following functions:

●	reviews of financial statements and the reports of the external auditors before their submission for shareholders’ approval;

●	presents proposals to the board of directors, who then undertake their recommendations to shareholders meetings, for the selection of external auditors and private rating agencies;
●	reviews information related to our transactions with related parties and reports the opinion of the Directors Committee to the board of directors;
●	proposes to the board of directors a general policy on conflicts of interests, as well as reviews the related-party transaction policy;
●	examines the compensation framework and plans for managers, executive officers, and employees;
●	prepares an Annual Management Report, including recommendations to shareholders;
●	provides information to the board of directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;
●	oversees the work of external auditors;
●	reviews and approves of the annual auditing plan by the external auditors;
●	evaluates the qualifications, independence, and quality of the auditing services;
●	elaborates policies regarding the employment of former members of the external auditing firm;
●	reviews and discusses problems or disagreements between management and external auditors regarding the auditing process;
●	establishes procedures for receiving and dealing with complaints regarding accounting, internal controls, and auditing matters; and
●	carries out other functions mandated to the Committee by the bylaws, our board of directors, or our shareholders.

D. Employees.

The following table sets forth the total number of our personnel (permanent and temporary employees) in Enel Chile and our subsidiaries as of December 31, 2024, 2023, and 2022:

Company	2024	2023	2022
Enel Distribución Chile(1)	553	588	587
Enel Generación Chile	559	573	616
Enel Chile(2)	436	474	498
EGP Chile	290	347	363
Enel X Chile	97	94	93
Enel X Way Chile	15	—	—
Pehuenche	2	1	1
Total Personnel(3)	1,952	2,077	2,158
(1)	Includes Enel Colina S.A.
(2)	Beginning in 2023, includes Enel Mobility Chile
(3)	The total number of temporary employees was not significant.

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

The following table sets forth the collective bargaining agreements with our personnel as of December 31, 2024.

In Force
Company	Union	From	To
EGP Chile	Workers, Engineers, and Professional Staff (SIPEF)	December 2024	December 2027
EGP Chile	EGP Workers, Engineers, and Professional Staff	October 2023	October 2026
EGP Chile	Professional/Technical Staff	January 2024	December 2026
Enel Chile	Professional Staff	July 2022	July 2025
Enel Chile	Administrative Staff	January 2023	December 2025
Enel Chile	Professional IT Staff	January 2023	December 2025
Enel Colina	Professional/Technical Staff	November 2022	October 2025
Enel Colina	Professional Staff	January 2024	December 2026
Enel Distribución Chile	Professional Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Generación Chile	Professional/Technical Staff	July 2022	June 2025
Enel Generación Chile	Workers, Engineers, and Professional Staff (SIPEF)	July 2023	June 2026
Enel Generación Chile	Workers, Engineers, and Professional Staff (SINTEF)	July 2023	June 2026
Enel Generación Chile	Engineers and Professional Staff (SIEP)	January 2024	December 2026
Enel Generación Chile	Professional/Technical Staff (GAT)	January 2024	December 2026
Enel X Chile	Professional Staff	January 2024	December 2026
Enel X Way	Professional Staff	January 2024	December 2026

The following table sets forth the percentage of our personnel who were unionized (permanent and temporary employees) at Enel Chile and our subsidiaries as of December 31, 2024, 2023, and 2022:

Company	2024	2023	2022

	(in %)
EGP Chile(1)	84	79	76
Enel Chile(2)(3)	75	73	72
Enel Distribución Chile(1)	93	94	89
Enel Generación Chile(1)	77	75	74
Enel X Chile	85	81	—
Total	81	81	77
(1)	Includes subsidiary(ies).
(2)	Beginning in 2023, includes Enel Mobility Chile
(3)	Includes Enel X Chile for year 2022.

E.	Share Ownership.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

As of the date of this Report, we have not been required to prepare an accounting restatement for the fiscal year ended December 31, 2024, that required recovery of erroneously awarded compensation pursuant to our incentive-based compensation policy.

Item 7.      Major Shareholders and Related-Party Transactions

A.	Major Shareholders.

We have only one class of capital stock, and Enel, our controlling shareholder, has the same voting rights as our other shareholders. As of December 31, 2024, 5,895 shareholders of record held 69,166,557,220 shares of our outstanding common stock. Enel owned 44,334,165,152 common shares and 11,457,799 ADSs equivalent to 572,889,950 shares, aggregating a 64.93% ownership interest in us. There were five record holders of our ADSs, as of such date.

It is not practicable for us to determine the number of our ADSs, or our common shares, beneficially owned in the United States. The depositary for our ADSs only registers the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the ultimate beneficial holders represented by the five ADS record holders in the United States, nor are we able to determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

As of December 31, 2024, Chilean private pension funds (“AFPs”) owned 7.3% of our shares in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 22.2% of our shares. ADS holders owned 4.4% of our shares, and 5,753 minority shareholders held the remaining 1.1% of our shares.

The following table sets forth information concerning ownership of the common stock as of April 1, 2025, for the only stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel S.p.A. (Italy)	44,907,055,101	64.93%

Enel, an Italian company and our controlling shareholder that beneficially owned 64.93% of our shares as of December 31, 2024, is a multinational power company and a leading integrated player in the global power and renewables markets. It is one of the largest European utility companies with operations in 28 countries worldwide and a consolidated installed capacity of approximately 90 GW, including BESS. Enel distributes electricity through a network of 1.9 million kilometers to 68.5 million customers. It is one of the world’s largest network operators and has one of the most extensive customer bases. Enel’s shares are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A.

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

Article 147 of the Chilean Corporations Law (“Article 147”) requires that related-party transactions contribute to the corporate interest and consider the prices, terms, and conditions prevailing in the market at the time of their approval. Article 147 provides that board members, managers, administrators, senior officers, or company liquidators having a personal interest or acting on negotiations of a related-party transaction must immediately inform the board of directors. Such a transaction shall only be approved if an absolute majority of the directors (excluding interested directors) consider the transaction beneficial for the corporate interest. Chilean law requires an interested director to abstain from voting on such a transaction. If an absolute majority of the directors are obliged to abstain from voting on any particular transaction, it shall only be approved if authorized unanimously by the non-interested directors or during an ESM. Board resolutions approving related-party transactions must be reported to the company’s shareholders at the next shareholders’ meeting.

The law described above, which also applies to our subsidiaries, provides for some exceptions. In some instances, the board’s approval would suffice for related-party transactions, under certain transaction thresholds when the transactions are conducted with another entity in which we hold 95% or more of their capital, or when such transactions are conducted in compliance with the related-party policies defined by the company’s board. In 2024, CMF General Rule 501 came into effect, which provides for the inclusion of minimum information in Habituality Policies and sets specific requirements for transactions to be included in such policies, as well as requires semi-annual reports to the public of all transactions with related parties carried out during the respective period, whether or not under an exception. At its meeting held on July 24, 2024, our Board updated our related-party transaction policy. This policy is available on our website at www.enelchile.cl.

If a transaction is not in compliance with Article 147, this will not affect its validity. Still, the Company or its shareholders may demand compensation for damages from the individual associated with the infringement as provided by law.

The following are related-party financial transactions conducted between January 1, 2024, and March 31, 2025:

Lender	Borrower	Issuance Date	Maturity Date	Amount (millions)	Interest Rate	Outstanding Principal(1)	Contract Type
Enel Chile	EGP Chile	Dec-24	Dec-29	US$196	6.85%	US$196	Term loan
Enel Chile	EGP Chile	Dec-24	Dec-31	US$96	6.93%	US$96	Term loan
Enel Chile	EGP Chile	Dec-24	Dec-30	US$86	6.88%	US$86	Term loan
Enel Chile	Enel Distribución Chile	Feb-25	Feb-28	Ch$250,000	7.73%	Ch$250,000	CCM-LT(2)
Enel Chile	Enel Distribución Chile	Mar-25	Mar-28	Ch$130,000	7.22%	Ch$130,000	CCM-LT(2)
EFI	Enel Chile	Mar-24	Mar-27	US$50	SOFR + 1,00%	—	Revolving loan
EFI	Enel Chile	Mar-24	Mar-26(3)	US$700	SOFR + 1,45%	—	Revolving loan
(1)	Expressed in millions as of March 31, 2025.
(2)	Long-term transaction under our centralized cash management mechanism.
(3)	Enel Chile closed the loan contract in November 2024.

Our internal procedure provides that all our subsidiaries’ cash inflows and outflows are managed through a centralized cash management mechanism. It is common practice in Chile to transfer surplus funds from one company to an affiliate that has a cash deficit. These transfers are executed through either short-term or long-term transactions. Under Chilean laws and regulations, such transactions must be conducted on an arms-length basis. All these transactions are subject to the supervision of our Directors Committee. As of April 1, 2025, the peso-denominated short-term transactions were priced at TAB 1m (a Chilean interbank interest rate published daily) plus 1.44% when lending to subsidiaries and TAB 1m minus 0.18% when accepting deposits of cash surpluses from subsidiaries. The US$-denominated short-term transactions were priced at SOFR 1m plus 1.48% when lending to subsidiaries and SOFR 1m plus 0.21% when accepting deposits of cash surpluses from subsidiaries.

The following are related-party transactions under the centralized cash management mechanism conducted between January 1, 2024, and March 31, 2025.

●	We granted short-term intercompany loans to our subsidiaries EGP Chile, Enel Colina, Enel Distribución Chile, Enel Generación Chile, Enel Mobility Chile S.pA., Enel X Chile, Geotérmica del Norte, Parque Eólico Talinay Oriente S.A., Pehuenche, and Sociedad Agrícola de Cameros Ltda. As of March 31, 2025, the total outstanding balance of these loans was Ch$118 billion, including interest.

●	Under our cash management contracts, EGP Chile, Enel Colina, Enel Distribución Chile, Enel Generación Chile, Enel Mobility Chile S.pA., Enel X Chile, Geotérmica del Norte, Parque Eólico Talinay Oriente S.A., Pehuenche, and Sociedad Agrícola de Cameros Ltda. all transfer cash surpluses to Enel Chile. As of March 31, 2025, the total outstanding balance of these transfers was Ch$584 billion, including interest.

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

As of the date of this Report, the transactions above have not experienced material changes. As of December 31, 2024, there were other commercial transactions with related parties. Please see Note 10 of the Notes to our consolidated financial statements for more information regarding related-party transactions.

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

Please refer to Note 36.3 of the Notes to our consolidated financial statements for detailed information as of December 31, 2024, on the status of the pending material lawsuits filed against us.

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

Dividend Policy

Our Board presents an annual proposal for approval to the OSM for a final dividend payable each year. The dividend is accrued in the prior year and cannot be less than the legal minimum of 30% of annual net income. Our Board also informs the dividend policy for the current fiscal year. Additionally, our Board generally establishes an interim dividend for the current fiscal year, payable in January of the following year and deducted from the final dividend payable in May of the next year. The Board can freely establish an interim dividend provided there are no accumulated losses.

For dividends accrued in the fiscal year 2024, on November 15, 2024, the Board agreed to distribute an interim dividend of Ch$0.90671 per share of common stock on January 24, 2025, equal to 15% of consolidated net income as of September 30, 2024. At the OSM held on April 28, 2025, our shareholders approved a final dividend, after deducting the interim dividend paid in January 2025, of Ch$0.14229 per share for the year 2024, equivalent to a payout of 50% of annual net income for the fiscal year 2024. At the OSM held on April 28, 2025, our shareholders also approved a dividend of Ch$3.19579 charged to retained earnings from prior fiscal years. Both dividends will be distributed in May 2025.

For dividends relating to the fiscal year 2025, our Board presented at the OSM held on April 28, 2025, the following proposed dividend policy:

●	An interim dividend, accrued in the fiscal year 2025 and amounting to 15% of consolidated net income as of September 30, 2025, to be paid in January 2026.

●	A final dividend payout of 50% of annual net income for the fiscal year 2025, to be paid in May 2026, from which the interim dividend to be paid in January 2026 will be deducted.

This dividend policy is conditional on generating net profits in each period, expectations of future profit levels, and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to our Board’s right to change the amount and timing of the dividends under prevailing circumstances at the time of the payment.

Dividends will continue to be paid in Chilean pesos in 2025 notwithstanding the change in our functional currency to the U.S. dollar.

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

	Dividends Distributed(1)
Year	Ch$ per Share	US$ per ADS(2)
2024	4.58	0.23
2023	5.43	0.31
2022	0.37	0.02
(1)	This table shows dividends paid in, rather than dividends declared with respect to, the given year. These amounts do not reflect a reduction for Chilean withholding taxes, if applicable. Figures have been rounded.
(2)	The U.S. dollar per ADS amount was calculated by applying the exchange rate as of December 31 of each year. One ADS = 50 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADS and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

B.	Significant Changes

As of January 1, 2025, we changed our functional currency from Chilean pesos to U.S. dollars. In the future, we will present our financial statements in U.S. dollars, although dividends will remain paid in Chilean pesos.

Item 9.      The Offer and Listing

A.	Offer and Listing Details.

Our shares of common stock are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELCHILE,” and our ADS are listed and traded on the NYSE under the trading symbol “ENIC.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on the following stock exchanges: the Bolsa de Comercio de Santiago (Santiago Stock Exchange or “SSE”) and the Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange or “ESE”). These stock exchanges operate on business days from 9:30 a.m. to 4:00 p.m., which may differ from New York City time by up to two hours, depending on the season. As of December 31, 2024, the SSE and ESE accounted for 94.9% and 5.1% of our total equity traded in Chile, respectively.

In the United States, our common stock trades on the NYSE, our primary market, in the form of ADSs. Each ADS represents 50 shares of common stock, with the ADS in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under a Deposit Agreement dated April 26, 2016, between us, Citibank N.A., acting as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder, which was amended on February 14, 2018 (the “Deposit Agreement”). The Depositary treats only persons in whose names ADRs are registered in the books of the Depositary as owners of ADRs. The NYSE operates on business days from 9:30 a.m. to 4:00 p.m.

Our equity shares are part of the SPCLXIGPA and SPCLXIPSA, leading Chilean stock market indices, as well as the MSCI Universal and ESG focus indices, FTSE4Good Emerging Latin America index, and S&P Dow Jones Sustainability Index, in which we are leaders three categories: Emerging Markets, Pacific Alliance Integrated Markets (“MILA” in its Spanish acronym), and S&P IPSA ESG Tilted index.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2024:

Market	Number of Common Shares Traded	Percentage of Shares Traded
Chile(1)	22,022,976,607	80.3%
United States (One ADS = 50 shares of common stock)(2)	5,389,951,150	19.7%
Total	27,412,927,757	100.0%
(1)	Includes SSE and ESE.
(2)	Includes the NYSE and over-the-counter trading.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.      Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a summary of certain significant Chilean law provisions and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States and the Chilean Corporations Law (Law No. 18,046). Under the Chilean Corporations Law, shareholders’ legal actions to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the plaintiff’s option, before Chilean courts. Members of the board of directors, managers, officers, and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher than UF 5,000 (approximately Ch$192 million as of December 31, 2024) do not have the option to bring the procedure to the courts.

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

Board of Directors

Our Board consists of seven members elected by shareholders at an OSM for a three-year term, at the end of which each member will be re-elected or replaced.

The seven directors elected at the OSM are the seven individual nominees who receive the highest majority of the votes, provided that one of those individuals is an independent director. Shareholders may vote their shares in favor of one nominee or may apportion their shares among any number of nominees.

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

Certain Powers of the Board of Directors

As of the date of this Report, every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or their related parties, must be previously approved by two-thirds of the Board and be included in the board meetings, as set forth by the Chilean Corporations Law.

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

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes shares, these are officially issued and registered under the subscriber’s name. The subscriber is treated as a shareholder for all purposes, except the receipt of dividends and return of capital if the shares have been subscribed but not paid. The subscriber becomes eligible to receive dividends only for the shares that the subscriber has paid for or, if the subscriber has paid for only a portion of such shares, the pro-rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for subscribed shares on or before the payment date, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the shareholder rights, except the right to receive dividends and return of capital. The chief executive officer, or the person replacing the chief executive officer, will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after related expenses.

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

As of December 31, 2024, the Company’s subscribed and fully paid capital totaled Ch$ 3.9 trillion consisting of 69,166,557,220 shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 28, 2025. An ESM may be called by the Board when deemed appropriate. An ESM or OSM, as the case may be, must be called when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. To convene an OSM or ESM, notice must be given three times in a newspaper located in our corporate domicile, at least ten days in advance of the scheduled meeting. The newspaper designated by our shareholders is El Mercurio de Santiago. The notice must also be mailed to the CMF and the Chilean Stock Exchanges.

The OSM or ESM shall be held on the day stated in the notice and should remain in session until all the matters stated in the notice have been addressed. However, once constituted, upon the proposal of the chairman of the board or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, with no new constitution of the meeting or qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

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

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian for the Depositary (Citibank, N.A.), currently Banco Santander-Chile, or any successor custodian. Accordingly, holders of ADSs are not entitled to receive notice of shareholders’ meetings or vote the underlying shares of common stock represented by ADSs directly. The Deposit Agreement contains provisions under which the Depositary has agreed to request instructions from registered holders of ADSs regarding the exercise of the voting rights of the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the chairman of the board or to a person designated by the chairman of the board to vote) the shares of common stock represented by the ADSs under any such instruction. The Depositary shall not exercise any voting discretion over any shares of common stock underlying ADSs. If the Depositary receives no voting instructions from a holder of ADSs concerning the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs may, in some situations, be voted in the manner directed by the chairman of the board, or by a person designated by the chairman of the board, subject to the limitations outlined in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Corporations Law, unless otherwise decided by a unanimous vote of its issued shares eligible to vote, all publicly held limited liability stock corporations must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, unless and except to the extent we have carried forward losses. The law provides that the Board must agree to the dividend policy and inform such policy to the shareholders at the OSM.

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

Approval of Financial Statements

The Board is required to submit our consolidated financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board must submit new financial statements no later than 60 days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board is deemed removed from office, and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the Board.

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

a)	Chapter XIV of the Compendium

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

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes, and how Chilean taxes are imposed and collected may be amended only by another law. The Chilean tax authorities also enact rulings and regulations of either general or specific application and interpret the Chilean Income Tax Law provisions. Chilean tax may not be assessed retroactively against taxpayers who act in good faith, relying on such rulings, regulations, and interpretations, but Chilean tax authorities may change their rulings, regulations, and interpretations in the future. The discussion that follows is also based, in part, on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreements will be performed under its terms. In 2010, the United States and Chile signed an income tax treaty that was ratified by both countries on December 19, 2023, and came into effect on January 1, 2024.

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

Taxation of Cash Dividends and Property Distributions

Cash dividends paid concerning the shares or ADSs held by a Foreign Holder will be subject to Chilean withholding tax, which is withheld and paid by the company. The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, if the country of residence of the holder of shares or ADSs does not have a tax treaty with Chile. If there is a tax treaty between both countries (in force or signed before January 1, 2021), the Foreign Holder can apply 100% of the CIT as a credit. For 2024, the Chilean CIT applicable to us is a rate of 27%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

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

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 27% (the CIT rate for 2024 under cash basis regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax Treaty Resident	Amount Non-Tax Treaty Resident
1	Company taxable income (based on Line 1 = 100)	100	100
2	Chilean corporate income tax: 27% x Line 1	27	27
3	Net distributable income: Line 1 - Line 2	73	73
4	Dividend distributed (50% of net distributable income): 50% of Line 3	36.50	36.50
5	Withholding tax: 35% of (the sum of Line 4 and 50% of Line 2)	17.50	17.50
6	Credit for 50% of Chilean corporate income tax: 50% of Line 2	13.50	13.50
7	CIT partial restitution (Line 6 x 35%)(1)	—	4.73
8	Net withholding tax: Line 5 - Line 6 + Line 7	4.00	8.73
9	Net dividend received: Line 4 - Line 8	32.50	27.78
10	Effective dividend withholding rate: Line 8 / Line 4	10.96	23.90
(1)	Only applicable to non-tax treaty jurisdiction residents. From a practical standpoint, the foregoing means that the CIT is only partially creditable (65%) against the withholding tax (i.e., CIT of 8.73%).

However, for purposes of the foregoing, the tax authority has not clarified whether the taxpayer’s residence will be the ADS holder’s address or the depositary’s address.

Taxation on Sale or Exchange of ADSs Outside of Chile

Gains obtained by a Foreign Holder from the sale or exchange of ADSs outside Chile are not subject to Chilean taxation.

Taxation on Sale or Exchange of Shares

In February 2022, a tax reform eliminated the tax exemption on capital gains obtained from the sale of shares that meet certain requirements detailed below and established a new tax that applies to sales of shares made as of September 1, 2022. For non-residents, the tax will be withheld by the purchaser, stockbroker, or securities agent acting on behalf of the seller.

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

If the shares do not qualify for the 10% tax, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 27%

Chilean CIT, the rate applicable during 2024, and a 35% Chilean withholding tax, the former being creditable against the latter.

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

Taxation of Distributions

The following discussion of cash dividends and other distributions is subject to the discussion below under “—Passive Foreign Investment Company Rules.” Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Chilean taxes withheld, other than certain pro-rata distributions of shares to all shareholders, will constitute foreign-source income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of dividend income paid in Chilean pesos that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed Chilean peso, calculated by reference to the exchange rate in effect on the date the payment is received, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss regarding the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt, which would be ordinary income or loss and would be treated as income from U.S. sources for foreign tax credit purposes. Dividends will be included in a U.S. Holder’s income on the date of the U.S.

Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder in respect of shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs generally will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States (ii) we were not, in the year before the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. The ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2025 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.

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

Passive Foreign Investment Company Rules

We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year and do not anticipate being a PFIC for our 2025 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior, or future taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above). U.S. Holders should consult their own tax advisors regarding the consequences to them if we were to become a PFIC and the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

Commodity Price Risk

In our electricity generation segment, we are exposed to market risks from the price volatility of some commodities, mainly through fuel purchases and sales for the electricity generation process and energy purchase-sale transactions carried out in local markets.

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

As of December 31, 2024, we held the following hedges:

●	Brent oil: 45 kBbl for purchases to be settled;

●	Coal: 10.7 kTon for sales to be settled.

As of December 31, 2023, we held the following hedges:

●	Brent oil: 551 kBbl for purchases and 217 kBbl for sales to be settled;
●	Henry Hub natural gas: 1.5 TBtu swap for sales to be settled; 5.9 TBtu future for purchases to be settled; and 3.9 TBtu future for sales to be settled; and
●	Coal: 47 kTon for sales to be settled.

Depending on the operating conditions that are updated continuously, these hedging measures may be modified or included in other commodities.

Interest Rate and Foreign Currency Risk

As of December 31, 2024, the carrying values according to maturity and the corresponding fair value of our interest-bearing debt are detailed below. The amounts do not include derivatives. The rates in the table below are the result of the weighted average of the effective interest rates of each obligation, including expenses associated with financing and withholding taxes on interest payments related to financing obtained outside the country of domicile of each company.

	Expected Maturity Date
For the year ended December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(2)

	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	160,748	179,370	397,987	1,030,339	35,521	1,187,888	2,991,854	2,937,953
Weighted average interest rate	2.9%	3.2%	5.9%	5.1%	5.4%	4.3%	4.6%	—
Other currencies	1,142	610	610	610	610	3,267	6,848	6,848
Weighted average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	—
Total fixed rate	161,890	179,980	398,597	1,030,949	36,131	1,191,155	2,998,702	2,944,801
Weighted average interest rate	3.0%	3.2%	5.9%	5.1%	5.4%	4.3%	4.6%	n.a.

Variable Rate
Ch$/UF	62,016	55,419	54,884	56,314	46,456	206,582	481,669	499,078
Weighted average interest rate	4.7%	4.9%	4.9%	5.0%	4.6%	3.4%	4.2%	n.a.
US$	—	173,218	23,749	23,749	23,749	189,992	434,457	434,457
Weighted average interest rate	—	6.7%	6.5%	6.5%	6.5%	6.5%	6.6%	—
Total variable rate	62,016	228,637	78,633	80,063	70,205	396,574	916,126	933,535
Weighted average interest rate	4.7%	6.3%	5.4%	5.4%	5.2%	4.9%	5.3%	n.a.

Total	223,906	408,617	477,230	1,111,012	106,336	1,587,729	3,914,828	3,878,336
(1)	Calculated based on the Observed Exchange Rate as of December 31, 2024.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

As of December 31, 2024 and 2023, 89% and 88%, respectively, of our total outstanding debt had fixed interest rates, and 11% and 12%, respectively, of our total outstanding debt was subject to variable interest rates. Because of the exposure to variable interest rate risks, we engage in derivative hedging instruments.

As of December 31, 2024, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(2)

	(in millions of Ch$)(1)
Variable to fixed rates	—	—	—	—	—	284,988	284,988	(3,045)
Fixed to variable rates	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	284,988	284,988	(3,045)
(1)	Calculated based on the Observed Exchange Rate as of December 31, 2024.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

Until December 31, 2024, our functional currency was the Chilean peso, which has been subject to devaluations and appreciations against the U.S. dollar. Effective January 1, 2025, our functional currency is the U.S. dollar. For information on the change to our functional currency, see Note 41.i of the Notes to our consolidated financial statements.

As of December 31, 2024, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(2)

	(in millions of Ch$)(1)
UF to US$	58,308	—	—	—	177,586	—	235,894	(1,215)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	58,308	—	—	—	177,586	—	235,894	(1,215)
(1)	Calculated based on the Observed Exchange Rate as of December 31, 2024.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

Effective January 1, 2025, our functional currency is the U.S. dollar. For further information on the change to our functional currency, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company — e. Critical Accounting Policies — Change in Functional and Reporting Currency for Financial Reporting” and “Item 3. Key Information — Risk Factors.”

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

Service Fees	Fees
(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to US$5 per 100 ADSs (or fraction thereof) issued
(2) Delivery of deposited securities against surrender of ADSs	Up to US$5 per 100 ADSs (or fraction thereof) surrendered
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5 per 100 ADSs (or fraction thereof) held
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$5 per 100 ADSs (or fraction thereof) held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., a spin-off of shares)	Up to US$5 per 100 ADSs (or fraction thereof) held
(6) Depositary services	Up to US$5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary

Depositary Payments for Fiscal Year 2024

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2024, the Depositary reimbursed us for expenses related primarily to investor relations activities for approximately US$400,000 (after the deduction of applicable U.S. taxes).

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.      Controls and Procedures

(a)Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024.

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

(b)Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2024. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 Framework”). Based on the assessment, our management has concluded that as of December 31, 2024, our internal control over financial reporting was effective.

(c)   Attestation Report of the Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2024. Their attestation report appears on page F-4 of this Report.

(d)Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      Reserved

Item 16A.      Audit Committee Financial Expert

The Directors Committee performs the Audit Committee’s functions.

Under Chilean law, we are not required to appoint a financial expert. As of April 28, 2025, our Board has decided that our corporate governance system, including the Directors Committee’s ability to consult internal and external experts, satisfies the function provided by a financial expert on the Directors Committee and, therefore, has decided to not appoint a financial expert, as such term is defined under Item 407 of Regulation S-K.

Item 16B.      Code of Ethics

Our standards of ethical conduct are governed using the following corporate rulings or policies approved by our Board: (i) the Manual for the Management of Information of Interest to the Market (the “Manual”); (ii) the Human Rights Policy; (iii) the Politically Exposed Person Policy; (iv) the Code of Ethics; (v) the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”); (vi) the Penal Risk Prevention Model; (vii) the Enel Global Compliance Program on Corporate Criminal Liability (the “Enel Global Compliance Program”); (viii) the Internal Control and Risk Management System; (ix) procedures issued in compliance with the requirements of CMF General Norm Regulation No. 385, which was in force and subsequently replaced by CMF General Norm Regulation No. 461 (“NCG 461” in its Spanish acronym); and (x) the Diversity Policy.

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

The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into our corporate policies, and the Politically Exposed Person Policy includes procedures for regulating the commercial and contractual relationships between Politically Exposed People and us. The Code of Ethics is based on general principles such as impartiality, honesty, integrity, and other ethical standards, all of which are expected from our employees. The ZTAC Plan reinforces the Code of Ethics principles, with emphasis on avoiding corruption through bribes, preferential treatment, and other similar matters.

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

Enel Chile classifies risk monitored in its Risk Catalogue into 6 macro-categories: Financial, Strategic, Governance and Culture, Operational, Compliance, and Digital Technology, as well as 37 sub-categories.

Enel Chile’s Risk Control and Management policy is guided by our principles rooted in Enel’s Internal Control and Risk Management System and contains policies that monitor limits and indicators related to our specific risks, corporate functions, or businesses. Our main risk control and management policies are described as follows:

●	The Guarantee Management Policy establishes the guidelines and methodologies to manage guarantees from suppliers and to ensure effective mitigation of counterparty risk related to the profile of the supplier and the guarantor.

●	The Commodities Risk Control Policy manages commodity risk and control activities through the optimization of risks decisions, enabling the minimization of the probability of not achieving strategic results by controlling price, volume, exchange rate, commodity credit and counterparty risks.

●	The Credit and Counterparty Risk Control Policy is designed to minimize the probability that expected results will be affected by a default or reduction in the credit quality of a counterparty.

●	The Financial Risk Control Policy strives to minimize the probability of not achieving commercial and financial strategic results by controlling risks involving financial markets, financial counterparties, liquidity, and operations.

●	The Hedge Policy aims to mitigate the risk of variations in exchange rates by maintaining a balance between flows indexed to US dollars or local currencies, if any, and the levels of assets and liabilities in such currency.

●	The Climate Change Policy establishes a common framework for the Company to guarantee the effectiveness in strategically managing the risks and opportunities associated with climate change while integrating with the Company’s main processes and decision-making.

The Risk Control and Management Policy also follows the standards and best practices established in the ISO 31000:2018 (G31000), and part of its team is already certified and acts under the guidelines of these international standards. The primary objective is to identify internal and external risks preemptively and to analyze, evaluate, and quantify the probability of their occurrence and impact on the Company. Each area within the Company manages risks using mitigation measures stipulated in action plans. In the risk management phase, necessary actions determined by internal policies and procedures are considered. The strict observance of ISO international standards and governmental regulations may require risk management actions to be documented to guarantee good governance practices and ensure business continuity.

NCG 30, issued by CMF as amended from time to time, establishes the structure and contents for the Company’s annual report, including corporate social responsibility practices, information related to the Board’s functions and composition; relationships between the company, shareholders, and the general public; third-party assessments; and internal control and risk management. This information is available at the public’s disposal on the Company’s website (www.enelchile.cl) and is sent to the stock exchanges.

In 2016, we established the Diversity Policy that defines the key principles required to spread a culture focused on diversity and respect, preventing arbitrary discrimination, and encouraging equal opportunities and inclusion, all fundamental values in developing the Company’s activities. Through this policy, the Company seeks to improve our employees’ work environment and quality of life. The Company is committed to creating an inclusive work environment where employees can develop their potential and maximize their contribution.

In 2018, the Board approved a policy dealing with environmental and biodiversity issues. ESG criteria are integrated into our business model. The Board periodically receives reports from management to identify and assess all risks associated with ESG and climate change issues, including compliance with its policies.

A copy of these documents is available on our webpage at www.enelchile.cl, as well as upon request, free of charge, by writing or calling us at:

Enel Chile S.A.

Investor Relations Department

Roger de Flor 2725, Torre 2, Piso 17

Las Condes, Santiago

Chile

Tel: (56-2) 2630-9000

In the fiscal year 2024, our Board updated the Manual and the Penal Risk Prevention Model to reflect the most recent Chilean regulation applicable to the Company. No waivers from any provisions of the Code of Ethics, the ZTAC Plan, or the Manual were expressly or implicitly granted to the chief executive officer, the chief financial officer, or any other senior financial officers in the fiscal year 2024.

Item 16C.      Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm KPMG Auditores Consultores Ltda. (“KPMG”) and its respective affiliates by type of service for the periods indicated.

Services Rendered	2024	2023

	(in millions of Ch$)
Audit fees	1,048	1,114
Audit-related fees	52	63
Tax fees	—	—
All other fees	—	—
Total	1,100	1,177

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the fiscal year 2024, there were no purchases of Enel Chile’s equity securities by us or any of our affiliates.

Item 16F.      Change in Registrant’s Certifying Accountant

None.

Item 16G.      Corporate Governance

The following summarizes the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the NYSE’s corporate governance rules.

Independence and Functions of the Directors Committee (Audit Committee)

Chilean law requires that at least two-thirds of the Directors Committee be independent directors. The CMF may, by a general norms’ regulation, set forth the requirements and conditions that must be met by board members to be independent directors. Notwithstanding the above, according to Article 50 bis of the Chilean Corporations Law, a member would not be considered independent if, at any time, within the last 18 months such member (i) had any link, interest or economic, professional, credit or commercial dependency, of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder, or with the principal officers of any of them or has been a director, manager, administrator, principal officer or advisor of any of them (being the CMF authorized to set forth the criteria of what will be deemed “relevant nature and amount”); (ii) had a family relationship up to the second degree of consanguinity or affinity with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder who has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder who has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator, or principal officer of the top competitors, suppliers, or customers. In case there are not enough independent directors on the board to serve on the Directors Committee, Chilean law determines that the independent director nominates the rest of the Directors Committee members among the remaining board members who do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1.5 million (Ch$58 billion as of December 31, 2024) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors Committee.

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. The Audit Committee of a U.S. company must perform the functions detailed in, and also comply with, the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. As of July 31, 2005, non-U.S. companies have been required to comply with Rule 303A.06, but not with Rule 303A.07. Since our incorporation on March 1, 2016, we have complied with the independence and the functional requirement of Rule 303A.06.

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

Item 16I.      Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.    Insider Trading Policies

In order to guarantee compliance with the guidelines contained in Law No. 18,045 on the Securities Market and General Rule No. 270 of the CMF, our Board approved the Manual in 2016. It was updated in 2023 and includes our insider trading policy and procedure (the “Insider Trading Policy”), which determines the general behavior criteria that our directors, management, principal executives, employees, and other related parties (the “Parties”) must follow in the transactions they carry out, including with respect to our securities. The Insider Trading Policy is reasonably designated to promote compliance with applicable insider trading laws, rules and regulations and NYSE listing standards and contributes to the transparency and protection of investors. A copy of the Manual is filed as Exhibit 11 to this Report. The principles reflected in the Manual are transparency, good faith, prioritization of general interests before personal ones, and care of and diligence in the use of information and the actions carried out in the markets.

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

Item 16K.     Cybersecurity

Governance

Since September 2016, Enel has operated a Cyber Security unit committed to guaranteeing governance, direction, and control of cybersecurity topics. The head of the Cyber Security unit, who is also Enel’s chief information security officer (“CISO”), reports directly to the head of Security function and to the head of global information and communication technology (“ICT”), the Enel Group’s chief information officer (“CIO”), as part of Global Service function.

At the Enel Group’s executive management level, the Cyber Security Committee addresses and approves the Group cybersecurity strategy and periodically conducts oversight of strategy implementation (at least annually). The committee is chaired by the Enel Group’s CEO and made up of his/her front-line officers, including the head of the Cyber Security unit.

A separate Cyber Risks Operating Committee meets quarterly to define criteria to set priorities for risk analysis and acceptance according to Enel Group risk posture, in addition to sharing best practices and lessons learned. The committee consists of the head of the Cyber Security unit and cybersecurity risk “referents” (i.e., cybersecurity focal points for business areas and holding function—one focal point for each business area and holding function of the Enel Group). These risk “referents” report to the head of the Cyber Security unit.

Additionally, cybersecurity risks and strategic initiatives are periodically discussed in depth by the Enel Group’s main executive and supervisory boards, such as the Risk Control Committee. Moreover, cyber risk is defined within the Enel Group Risk Catalogue as a risk related to digital technology.

Since June 2016, Mr. Yuri Rassega has been the CISO and head of the Cyber Security unit for the Enel Group. Mr. Rassega oversees all information technology (“IT”), operational technology (“OT”), and Internet of things (“IoT”) processes for Cyber Security Risk Management, Governance, Engineering, Assurance, and Operations areas, including the Enel Group’s Cyber Emergency Readiness Team (“CERT”) and Digital Identity Management. Mr. Rassega joined Enel in 2001 and, after several responsibilities within both the ICT and Audit functions, was appointed CISO in June 2016.

Before joining Enel, Mr. Rassega served in roles with various responsibilities in the ICT industry, including the development of systems in the finance sector, telecommunications, internet service providers (ISPs), enterprise resource planning (ERP), supervisory control and data acquisition (SCADA) systems, automation control systems (ACS), and industrial control systems (ICS) solutions for several clients. His experience has developed through a wide range of roles, from software development and electronic design to consultancy, entrepreneurial roles, and senior management positions. He is a member of expert working groups sponsored by EU authorities and forums, such as the G7 and G20, the World Economic Forum (with 5 publications), and the International Council on Large Electric Systems (CIGRE).

He is a founding partner and chairperson of AssoCISO (National Chief Information Security Officer Association) in Italy. He has participated as a speaker, panel chair, and member of the advisory board at dozens of international conferences in Europe, North America, Middle East, and Asia on cybersecurity, digital transformation, and wireless communications technologies. Mr. Rassega has also designed digital fraud detection tools and methods patented in Europe, the USA, and Latin America.

Cybersecurity Risk Management and Strategy

Cybersecurity Framework

In order to mitigate cyber risks, in all digital environments of the Group (IT, OT, IoT), in 2017, Enel adopted the Cyber Security Framework (the “Framework”) to guide and manage cybersecurity processes. It has been integrated into each company throughout the entire organization, including Enel Chile. The Framework is based on sector best practices and international standards (ISO 27001/NIST) and addresses the principles and operational processes that support a global strategy of cyber risk analysis, prevention, and management. This document is structured in eight processes fully applicable to the complexity of the IT, OT, and IoT environment. The Framework defines roles and responsibilities by fully involving business areas, assigning responsibilities to stakeholders in the organization, and establishing a solid basis for the full merger of technologies, core processes, and people. It focuses on and is driven by a “risk-based” approach and a “cybersecurity by design” principle.

The “risk-based” approach places risk assessment as a prerequisite for our strategic decisions. The estimation of cybersecurity risk factors (impacts, threats, vulnerabilities) is critical to assess our level of cyber risk and to identify appropriate treatment actions to mitigate it. The “cybersecurity by design” principle ensures that we consider cybersecurity requirements throughout the entire lifecycle of systems and services.

The Framework provides the overall coverage of the following areas:

•	Cyber Security Risk Assessment: aims to identify, analyze, and evaluate cybersecurity risks, while taking into consideration our risk posture.
•

Cyber Security Strategy: aims to guide cybersecurity strategy, define cybersecurity objectives and priorities, address cybersecurity initiatives, and coordinate investment activities on cybersecurity topics for the Company. It guarantees oversight of international cybersecurity standards and regulations and ensures cybersecurity policy definitions, in accordance with regulatory compliance and Enel Group organizational documents. It also ensures managerial reporting and continuous monitoring of ongoing cybersecurity initiatives.

•

Cyber Security Engineering, Design, and Implementation: aims to ensure the adoption of cybersecurity principles from the beginning and during the entire lifecycle of IT/OT/IoT solutions and infrastructures;

•	Cyber Security Risk Treatment: aims to define and implement the most appropriate risk treatment actions to face cybersecurity risks.
•

Cyber Security Assurance: aims to analyze, verify, and test the effectiveness of the implemented risk response measures, detecting vulnerabilities, and assessing cybersecurity controls, ensuring the monitoring of remediation plans.

•	Cyber Emergency Readiness: aims to monitor, track, and report risk exposures and handle cybersecurity incidents that could occur.
•

Identity Management and Access Control: aims to manage the full lifecycle of digital identities used within the Company and perform security controls on access privileges to highlight possible risks and security improvements, triggering the necessary remediation processes.

•

Cyber Security Awareness and Training: aims to drive and run our Cyber Security Awareness and Training initiatives to focus attention on critical cybersecurity topics, working on behaviors and human factors.

In accordance with the Framework, we use a Cyber Security Business Impact Analysis and Risk Assessment methodology (“Cyber Risk Management Procedure”), applicable to the entire Enel Group. It aims to identify, prioritize, and estimate cybersecurity risks within the Company, taking into consideration established risk acceptance levels. The first phase of the process aims to identify the risk level associated with a logical or physical asset (Risk Center), while the second phase of the process aims to define the controls necessary to achieve the desired level of risk mitigation.

As part of Cyber Security unit, the Enel Group’s CERT is a global unit that is active 24 hours a day, whose mission is to protect Enel’s employees and assets (instrumental to our business that could be compromised by cyber threats) by promoting a proactive approach based on “incident readiness” rather than “incident response”. The CERT operates with threat intelligence, incident response, and information sharing processes, and exchanges information within a network of accredited international partners.

The Threat Intelligence service helps Enel’s CERT detect and protect privileged information to avoid, mitigate, or manage a potential cyber incident. The Cyber Incident Response process outlines the responsibilities for implementing corrective actions to put in place when an incident occurs. During the execution of response activities, depending on the type and impact of a cyber incident, all internal stakeholders and required actors support Enel’s CERT to respond to an incident in the shortest time possible, relying on procedures, knowledgeable people, technical resources, and connections to external partners. Depending on the incident typology and related classification of risk level, the Cyber Incident Response process can activate all the procedures defined for incidents and critical events management (e.g., Policy for Data Breach management, Policy for IT Service Continuity Management) to facilitate an efficient and quick response, minimizing impacts on people, services, and assets. Induction sessions are periodically held to inform the Enel’s Board about cybersecurity risks and the occurrence of any cybersecurity incidents.

Additionally, Enel’s CERT conducts periodic “cyber exercises” aimed at simulating a cybersecurity incident to increase the ability of response, readiness, incident management, and training of all relevant parties. The exercises involve both technical and business reference structures and, at the end of simulations, a report is provided with details of the results of the cyber exercise. These simulations are performed worldwide, generate awareness, and address any need for technical and/or organizational improvements.

If a cybersecurity incident occurs, it is classified according to the Enel Cyber Impact Matrix considering the improved event correlation capabilities coming from the adoption of new cybersecurity services. Most incidents are classified at level 0/1 and are considered “day-by-day” instances because they do not significantly impact our systems. Enel’s CERT manages incidents classified at this level. Generally, these incidents are automatically or semi-automatically blocked or managed by our systems, thus preventing and/or reducing the potential impact of a cyberattack. Incidents classified at levels 2, 3, or 4 of the Enel Cyber Impact Matrix may impact the Enel Group and are managed by Enel’s CERT in conjunction with the relevant stakeholders depending on incident typology, business area, and geographic boundaries.

For the year ended December 31, 2024, there were no cybersecurity incidents classified at level 4, the maximum impact of the Enel Cyber Impact Matrix.

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

8.1	List of Subsidiaries as of December 31, 2024.
11	Manual for the Management of Information of Interest to the Market, including the Insider Trading Policies.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
97	Incentive-based Compensation Policy, filed as Exhibit 97 to Enel Chile’s Annual Report on Form 20-F for the year ended December 31, 2023, is incorporated herein by reference.
101.INS	Inline XBRL Instance Document – The Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline Cover Page Interactive File – The Cover Page Interactive Data File does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

We will furnish to the Securities and Exchange Commission, upon request, copies of any non-filed instruments that define the rights of holders of long-term debt of Enel Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL CHILE S.A.

	By:	/s/ Giuseppe Turchiarelli
	Name:	Giuseppe Turchiarelli
	Title:	Chief Executive Officer

Date: April 29, 2025

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Chile S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position, classified of Enel Chile S.A. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, by nature, changes in equity, and cash flows, direct method for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2025, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Unbilled Revenue

As discussed in Notes 3q and Appendix 2.2 to the consolidated financial statements, revenue from sales to customers includes estimates of energy provided and not billed as of December 31, 2024, amounting to ThCh$994.692.375 related to the distribution and generation entities in Chile. These estimates are made based on the quantity of energy consumed by customers during the period, at the prices stipulated in the electricity tariffs in accordance with the current regulation or, if applicable, contractual arrangements with customers.

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

Changes in functional currency

As discussed in Note 41 to the consolidated financial statements, as of January 1, 2025, the Company and its subsidiary, Enel Generación Chile, changed its functional currency from Chilean pesos to United States dollars as a result of changes in events and conditions relevant to their business operations. The main source of income for the Company’s subsidiary will originate in the group of free customer agreements, which gives rises to  a substantially lower exposure to exchange rate risk compared to the group of regulated customer agreements, which historically represented the largest source of income. As discussed in Note 28, as a result of the change in functional currency, the accumulated amount in cash flow hedging reserves of ThCh$620,163,696, before taxes and minority interests, was fully recognized as a reduction in revenue from unregulated customers for the year ended December 31, 2024.

We identified the evaluation of the change in functional currency as a critical audit matter. Subjective auditor judgment was required to evaluate the revenue projections in determining the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the financial reporting process. This included controls related to the development of revenue projections and evaluation of the triggering events for the change in functional currency.  For a sample of revenue projections, we compared the amounts for consistency with underlying documentation, including contracts with customers. These procedures also included obtaining and evaluating the reasonableness of the Company’s assessment of primary and other indicators and evaluating the sufficiency of the Company’s disclosures in the consolidated financial statements regarding the facts and circumstances that led to a change in functional currency.

/s/ KPMG

KPMG Auditores Consultores Ltda.

We have served as the Company’s auditor since 2020.

Santiago, Chile

April 29, 2025

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Chile S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Enel Chile S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position, classified of the Company as of December 31, 2024 and 2023, the related consolidated statements of  comprehensive income, by nature, changes in equity, and cash flows, direct method for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

April 29, 2025

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

	Note	12-31-2024	12-31-2023
		ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	383,399,319	563,291,290
Other current financial assets	7	19,518,512	67,736,634
Other current non-financial assets	8.a	153,163,381	100,497,325
Trade and other receivables, current	9	1,489,965,233	1,449,294,549
Current receivables due from related parties	10	42,783,336	50,274,125
Inventories	11	65,168,573	58,761,879
Current tax assets	12	80,220,499	81,115,457
TOTAL CURRENT ASSETS	[Subtotal]	2,234,218,853	2,370,971,259

NON-CURRENT ASSETS
Other non-current financial assets	7	4,646,303	11,602,385
Other non-current non-financial assets	8.a	148,597,823	238,393,864
Trade and other non-current receivables	9	1,159,251,669	903,678,141
Investments accounted for using the equity method	13	32,703,763	25,353,785
Intangible assets other than goodwill	14	293,348,456	195,009,500
Goodwill	15	889,242,912	884,464,658
Property, plant and equipment	16	7,552,861,067	6,850,184,820
Investment property	17	7,175,892	7,340,561
Right-of-use assets	18	272,610,975	269,052,555
Deferred tax assets	19.b	125,239,871	77,669,508
TOTAL NON-CURRENT ASSETS	[Subtotal]	10,485,678,731	9,462,749,777

TOTAL ASSETS		12,719,897,584	11,833,721,036

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position (continued)

As of December 31, 2024 and 2023

	Note	12-31-2024	12-31-2023
		ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	20	83,705,578	615,014,915
Current lease liabilities	21	26,886,119	24,138,193
Trade and other payables, current	24	1,530,434,532	1,464,491,965
Current payables to related parties	10	298,301,928	462,578,466
Other current provisions	25	51,351,795	25,152,710
Current tax liabilities	12	189,070,151	160,107,212
Other current non-financial liabilities	8.b	63,737,298	42,434,883
TOTAL CURRENT LIABILITIES	[Subtotal]	2,243,487,401	2,793,918,344

NON-CURRENT LIABILITIES
Other non-current financial liabilities	20	2,373,962,103	1,904,512,941
Non-current lease liabilities	21	267,718,931	243,924,027
Trade and other payables non-current	24	966,072,117	595,534,857
Non-Current payables to related parties	10	1,015,904,873	1,034,791,219
Other long-term provisions	25	215,266,701	211,600,686
Deferred tax liabilities	19.b	207,896,524	172,512,663
Non-current provisions for employee benefits	26	65,598,156	62,820,044
Other non-current non-financial liabilities	8.b	37,611,263	53,219,983
TOTAL NON-CURRENT LIABILITIES	[Subtotal]	5,150,030,668	4,278,916,420

TOTAL LIABILITIES		7,393,518,069	7,072,834,764

EQUITY
Share and paid-in capital	27.1	3,882,103,470	3,882,103,470
Retained earnings		2,871,345,789	2,917,851,065
Other reserves	27.5	(1,794,650,838)	(2,353,874,617)
Equity attributable to shareholders of Enel Chile	[Subtotal]	4,958,798,421	4,446,079,918
Non-controlling interests	27.6	367,581,094	314,806,354
TOTAL EQUITY		5,326,379,515	4,760,886,272

TOTAL LIABILITIES AND EQUITY		12,719,897,584	11,833,721,036

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		ThCh$	ThCh$	ThCh$
STATEMENTS OF PROFIT (LOSS)
Revenue	28	3,904,732,890	4,262,591,097	4,379,000,090
Other operating income	28	82,402,403	117,654,896	577,431,773
Revenues and other operating income	[Subtotal]	3,987,135,293	4,380,245,993	4,956,431,863
Raw materials and consumables used	29	(2,905,568,914)	(2,995,585,459)	(3,399,524,067)
Contribution Margin	[Subtotal]	1,081,566,379	1,384,660,534	1,556,907,796

Other work performed by the entity and capitalized	16.b.2	40,732,541	39,629,466	44,569,685
Employee benefits expense	30	(163,937,134)	(172,787,800)	(158,239,393)
Depreciation and amortization expense	31.a	(295,468,978)	(253,399,784)	(238,272,951)
Impairment (loss) reversal recognized in profit or loss	31.b	(34,203,486)	(7,023,888)	(1,547,699)
Impairment (loss) impairment gain and reversal of impairment loss determined in accordance with IFRS 9	31.b	(18,429,856)	(10,773,445)	(22,025,354)
Other expenses, by nature	32	(237,200,190)	(212,543,865)	(269,034,847)
Operating Income	[Subtotal]	373,059,276	767,761,218	912,357,237

Other gains (losses)	33	(291,724)	221,846,937	981,981,296
Financial income	34	78,282,443	134,253,836	50,414,585
Financial costs	34	(232,584,262)	(247,067,556)	(193,618,033)
Share of profit of associates and joint ventures accounted for using the equity method	13	8,413,675	5,702,088	3,281,241
Foreign currency exchange differences	34	(21,732,058)	(856,350)	18,401,453
Gains or losses from indexed assets and liabilities	34	20,824,185	25,285,703	5,862,890
Profit (loss) before taxes	[Subtotal]	225,971,535	906,925,876	1,778,680,669
Income tax expense	19.a	(34,928,564)	(226,912,485)	(469,696,880)
PROFIT (LOSS)	[Subtotal]	191,042,971	680,013,391	1,308,983,789

Profit (loss) attributable to
Profit (loss) attributable to owners of the parent		145,112,153	633,455,775	1,252,082,258
Profit (loss) attributable to non-controlling interests	27.6	45,930,818	46,557,616	56,901,531
Profit (loss)		191,042,971	680,013,391	1,308,983,789

Basic earnings per share
Basic earnings (losses) per share	Ch$ / Share	2.10	9.16	18.10
Weighted average number of outstanding shares	Th	69,166,557	69,166,557	69,166,557

Diluted earnings per share
Diluted earnings (losses) per share	Ch$ / Share	2.10	9.16	18.10
Weighted average number of outstanding shares	Th	69,166,557	69,166,557	69,166,557

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Chilean pesos – ThCh$)

	Note	2024	2023	2022
		ThCh$	ThCh$	ThCh$
STATEMENTS OF COMPREHENSIVE INCOME
Profit (loss)		191,042,971	680,013,391	1,308,983,789
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Profit (loss) from defined benefit plans	26.2.b	(3,051,575)	(27,122)	(7,304,757)
Other comprehensive loss that will not be reclassified subsequently to profit or loss	[Subtotal]	(3,051,575)	(27,122)	(7,304,757)
Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Gains (losses) from foreign currency translation differences		146,781,406	54,024,068	18,994,934
Gains (losses) on measuring financial asset at fair value through other comprehensive income		(43)	(44)	(2)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	13.1	—	13,494	1,043,185
Gains (losses) on cash flow hedges		(113,147,813)	(270,587,570)	67,832,602
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		720,247,855	81,979,339	79,672,895
Other comprehensive income that will be reclassified subsequently to profit or loss	[Subtotal]	753,881,405	(134,570,713)	167,543,614
Total components of other comprehensive income (loss) before taxes	[Subtotal]	750,829,830	(134,597,835)	160,238,857
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		823,925	7,323	1,972,561
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss	[Subtotal]	823,925	7,323	1,972,561
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax expense (benefit) related to cash flow hedge		(165,985,007)	50,924,221	(39,826,484)
Income tax related to financial assets at fair value through other comprehensive income		12	12	1
Income tax expense (benefit) related to components of other comprehensive income that will be reclassified subsequently to profit or loss	[Subtotal]	(165,984,995)	50,924,233	(39,826,483)

Total other comprehensive (loss) income		585,668,760	(83,666,279)	122,384,935
TOTAL COMPREHENSIVE INCOME		776,711,731	596,347,112	1,431,368,724

Comprehensive income (loss) attributable to:
Owners of Enel Chile		699,079,375	551,958,629	1,363,350,140
Non-controlling interests		77,632,356	44,388,483	68,018,584
TOTAL COMPREHENSIVE INCOME		776,711,731	596,347,112	1,431,368,724

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statement of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2024	3,882,103,470	326,555,507	(424,534,563)	—	1,772	(97,977,284)	(2,255,897,333)	(2,353,874,617)	2,917,851,065	4,446,079,918	314,806,354	4,760,886,272
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	—	145,112,153	145,112,153	45,930,818	191,042,971
Other comprehensive income (loss)	—	126,931,921	429,247,809	(2,212,479)	(29)	553,967,222	—	553,967,222	—	553,967,222	31,701,538	585,668,760
Comprehensive income	—	—	—	—	—	—	—	—	—	699,079,375	77,632,356	776,711,731
Dividends	—	—	—	—	—	—	—	—	(189,404,950)	(189,404,950)	(30,773,439)	(220,178,389)
Increase (decrease) from other changes	—	—	—	2,212,479	—	2,212,479	3,044,078	5,256,557	(2,212,479)	3,044,078	5,915,823	8,959,901
Total changes in equity	—	126,931,921	429,247,809	—	(29)	556,179,701	3,044,078	559,223,779	(46,505,276)	512,718,503	52,774,740	565,493,243

Closing balance as of December 31, 2024	3,882,103,470	453,487,428	4,713,246	—	1,743	458,202,417	(2,252,853,255)	(1,794,650,838)	2,871,345,789	4,958,798,421	367,581,094	5,326,379,515

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2023	3,882,103,470	296,704,509	(293,168,877)	—	1,802	3,537,434	(2,262,872,826)	(2,259,335,392)	2,474,432,817	4,097,200,895	291,738,408	4,388,939,303
Changes in equity						—	—	—	—	—	—	—
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	—	633,455,775	633,455,775	46,557,616	680,013,391
Other comprehensive income (loss)	—	49,855,870	(131,365,686)	(794)	(30)	(81,510,640)	13,494	(81,497,146)	—	(81,497,146)	(2,169,133)	(83,666,279)
Comprehensive income	—	—	—	—	—	—	—	—	—	551,958,629	44,388,483	596,347,112
Dividends	—	—	—	—	—	—	—	—	(190,036,734)	(190,036,734)	(21,769,278)	(211,806,012)
Increase (decrease) from other changes	—	(20,004,872)	—	794	—	(20,004,078)	6,961,999	(13,042,079)	(793)	(13,042,872)	448,741	(12,594,131)
Total changes in equity	—	29,850,998	(131,365,686)	—	(30)	(101,514,718)	6,975,493	(94,539,225)	443,418,248	348,879,023	23,067,946	371,946,969

Closing balance as of December 31, 2023	3,882,103,470	326,555,507	(424,534,563)	—	1,772	(97,977,284)	(2,255,897,333)	(2,353,874,617)	2,917,851,065	4,446,079,918	314,806,354	4,760,886,272

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statement of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2022	3,882,103,470	279,801,463	(391,523,134)	—	1,804	(111,719,867)	(2,275,701,545)	(2,387,421,412)	1,603,186,295	3,097,868,353	248,624,545	3,346,492,898
Changes in equity						—	—	—	—	—	—	—
Comprehensive income
Profit (loss)	—	—	—	—	—	—		—	1,252,082,258	1,252,082,258	56,901,531	1,308,983,789
Other comprehensive income (loss)	—	17,081,503	99,387,492	(5,211,060)	(2)	111,257,933	9,949	111,267,882	—	111,267,882	11,117,053	122,384,935
Comprehensive income	—	—	—	—	—	—	—	—	—	1,363,350,140	68,018,584	1,431,368,724
Dividends	—	—	—	—	—	—	—	—	(375,624,676)	(375,624,676)	(23,365,365)	(398,990,041)
Increase (decrease) from other changes	—	(178,457)	(1,033,235)	5,211,060	—	3,999,368	12,818,770	16,818,138	(5,211,060)	11,607,078	(1,539,356)	10,067,722
Total changes in equity	—	16,903,046	98,354,257	—	(2)	115,257,301	12,828,719	128,086,020	871,246,522	999,332,542	43,113,863	1,042,446,405

Closing balance as of December 31, 2022	3,882,103,470	296,704,509	(293,168,877)	—	1,802	3,537,434	(2,262,872,826)	(2,259,335,392)	2,474,432,817	4,097,200,895	291,738,408	4,388,939,303

(1) See Note 27.1

(2) See Note 27.3

(3) See Note 27.5

(4) See Note 27.6

ENEL CHILE S.A.

Consolidated Statements of Cash Flows, Direct Method

For the years ended December 31, 2024, 2023 and 2022

		2024	2023	2022
Statements of Cash Flows - Direct Method	Note	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities
Types of collection from operating activities
Collections from the sale of goods and services		6,486,575,452	5,886,342,023	5,509,393,246
Collections from leasing and subsequent sale of such assets		27,340,625	44,527,326	14,082,550
Other collections from operating activities		12,842,555	1,812,296	43,898,286

Types of payment in cash from operating activities
Payments to suppliers for goods and services		(4,509,721,561)	(4,638,105,198)	(4,469,547,402)
Payments to and on behalf of employees		(147,134,962)	(146,490,612)	(147,549,249)
Payments to manufacture or acquire assets held to lease to others and subsequently held for sale		(6,326,670)	—	—
Other payments for operating activities	6.c)	(132,565,162)	(139,212,339)	(134,649,957)

Cash flows from (used in) operating activities
Income taxes paid		(194,603,727)	(294,998,284)	(59,828,183)
Other cash outflows, net		(5,500,674)	(8,212,967)	(11,020,478)
Net cash flows from operating activities		1,530,905,876	705,662,245	744,778,813

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses	6.d)	—	520,086,080	1,234,493,876
Cash flows used to obtain control of subsidiaries or other businesses		—	(63,727)	—
Other cash payments to acquire equity or debt instruments of other entities		(2,216,167)	(1,470,000)	(4,664,044)
Other collections from the sale of shares in joint ventures	13.3.b)	—	29,662,554	—
Other cash payments to acquire shares in joint ventures		—	—	(29,940,350)
Loans to related companies		—	—	(43,013)
Proceeds from the sale of property, plant and equipment		—	33,979,203	1,482,597
Purchases of property, plant and equipment		(684,003,978)	(636,792,401)	(915,692,779)
Acquisition of intangible assets		(38,350,319)	(25,631,385)	(21,868,532)
Collections from reimbursement of advances and loans granted to others	6.e)	—	—	172,369,859
Payments for future, forward, option and swap contracts		(4,475,539)	(54,333,349)	(26,695,926)
Collections from future, forward, option and swap contracts		8,622,118	13,710,904	25,298,133
Dividends received		—	27,540	484,369
Interest received		20,774,572	34,586,244	20,152,225
Other cash inflows		3,549,909	—	194,964
Net cash flows (used in) from investing activities		(696,099,404)	(86,238,337)	455,571,379

Cash flows from (used in) financing activities
Proceeds from long-term loans	6.f)	448,296,220	248,718,361	263,892,100
Proceeds from short-term loans	6.f)	—	273,777	448,854,514
Loans from related companies	6.f)	1,092,247,399	767,682,700	602,033,501
Payments of loans	6.f)	(755,433,698)	(84,762,889)	(510,046,267)
Payments on borrowings and lease liabilities	6.f)	(17,889,151)	(18,418,666)	(6,613,399)
Payments of loans to related entities	6.f)	(1,230,854,131)	(1,255,012,700)	(1,187,697,500)
Dividends paid		(345,072,557)	(401,593,903)	(39,609,648)
Interest paid	6.f)	(205,473,569)	(193,172,908)	(186,961,822)
Other outflows of cash, net	6.f)	(19,013,832)	2,050,585	(12,507,838)
Net cash flows (used in) from financing activities		(1,033,193,319)	(934,235,643)	(628,656,359)

Net (decrease) increase in cash and cash equivalents before effect of exchange rate movements		(198,386,847)	(314,811,735)	571,693,833

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		18,494,876	2,889,326	(6,455,274)
Net (decrease) increase in cash and cash equivalents		(179,891,971)	(311,922,409)	565,238,559
Cash and cash equivalents at beginning of year	6	563,291,290	875,213,699	309,975,140
Cash and cash equivalents at end of year	6	383,399,319	563,291,290	875,213,699

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In thousands of Chilean pesos – ThCh$)

1.	GENERAL INFORMATION

Enel Chile S.A., (hereinafter the “Parent Company”, the “Company” or “Enel Chile”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Roger de Flor 2725, Tower 2, Piso 17, Las Condes, Santiago, Chile. Since April 13, 2016, the Company is registered with the securities register of the Chilean Financial Market Commission (“Comisión para el Mercado Financiero” or “CMF”) and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America (hereinafter the “U.S. SEC”). On April 21, 2016, the Company’s shares began trading on the Santiago Stock Exchange and the Electronic Stock Exchange. In addition, the Company’s common stock began trading in the United States in the form of American Depositary Shares on the New York Stock Exchange on a “when-issued” basis from April 21, 2016 to April 26, 2017 and on a “regular-way” basis since April 27, 2016.

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

As of December 31, 2024, the Group had 1,952 employees. During the year ended 2024, the Group averaged a total of 2,003 employees (see Note 37).

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
ii)	Supplying public services, or services whose main component is energy
iii)	Telecommunications and information technology services, and
iv)	Internet-based intermediation business.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1. Accounting principles

The consolidated financial statements of Enel Chile as of December 31, 2024, approved by its Board of Directors at its meeting held on April 28, 2025, have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards, as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements reflect faithfully the financial position of Enel Chile and its subsidiaries as of  December 31, 2024 and 2023 and the results of operations, changes in equity and cash flows for the years ended on December 31, 2024, 2023 and 2022, and the related notes.

These consolidated financial statements have been prepared undergoing concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities are measured at a fair value.

Appendix 1 Detail of Assets and Liabilities in Foreign Currency; Appendix 2 Additional Information Circular No. 715 of February 2, 2012; Appendix 2.1 Supplementary Information on Trade Receivables; Appendix 2.2 Estimates of Sales and Purchases of Energy, Power and Toll; and Appendix 3 Detail of Due Dates of Payments to Suppliers form an integral part of these consolidated financial statements.

2.2. New accounting pronouncements

a)	The following accounting pronouncements have been adopted by the Group effective beginning on January 1, 2024

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024

Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Long-term Debt with Covenants	January 1, 2024

Amendments to IAS 7 and IFRS 7: Supplier Financing Arrangements	January 1, 2024

Amendments to IFRS 16: "Lease Liability in a Sale and Leaseback”

On September 22, 2022, the IASB issued amendments to IFRS 16 Leases, to clarify how a lessee-seller measures a leaseback operation after the transaction date to meet the requirements of IFRS 15 Revenue from Contracts with Customers, to be recorded as a sale.

These amendments are applicable to annual periods beginning on or after January 1, 2024. The amendments will be applied retrospectively to leaseback transactions performed after the initial application of IFRS 16.

The adoption of these amendments did not have any impact on the Group's consolidated financial statements at the initial application date.

Amendments to IAS 1 “Classification of Liabilities as Current and Non-Current” and “Non-Current Liabilities with Covenants”

On January 23, 2020, the IASB issued limited-scope amendments to IAS 1: Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments provide that a liability is classified as non-current if the entity has, at the end of the reporting period, the substantial right to defer settlement of the liability during at least 12 months. The classification is not affected by the expectations of the entity or by events after the reporting date. The amendments include clarification of the classification requirements for debt that a company could settle by converting it to equity.

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

The adoption of these amendments did not have any impact on the Group's consolidated financial statements at the initial application date.

Amendments to IAS 7 and IFRS 7: “Supplier Finance Arrangements”

On May 25, 2023, the IASB issued amendments to the disclosure requirements of IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements and their effects on companies’ liabilities, cash flows, and liquidity risk exposure. These agreements are often referred to as supply chain finance, trade payables finance, or reverse factoring arrangements.

The amendments supplement requirements already in the IFRS and require that an entity discloses the terms and conditions of finance arrangements, quantitative information regarding the liabilities involved in the arrangements, the related payment due date ranges, and information about liquidity risk.

These amendments are applicable to annual periods beginning on or after January 1, 2024.

The adoption of these amendments did not have any impact on the Group's consolidated financial statements at the initial application date.

b)	Accounting pronouncements effective as of January 1, 2025 and thereafter

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but were not mandatory:

Standards, Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendments to IAS 21: Lack of Exchangeability	January 1, 2025

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	January 1, 2026

Annual Improvements to IFRS Accounting Standards (Volume 11):	January 1, 2026

- IFRS 1 First-time Adoption of IFRS

- IFRS 7 Financial Instruments: Disclosures

- IFRS 9 Financial Instruments

- IFRS 10 Consolidated Financial Statements

- IAS 7 Statement of Cash Flows

Amendments to IFRS 9 and IFRS 7: Contracts referring to electricity dependent on nature	January 1, 2026

IFRS 18: Financial Statement Presentation and Disclosures	January 1, 2027

IFRS 19: Subsidiaries without Public Liability - Disclosures	January 1, 2027

Amendments to IAS 21: “Lack of Exchangeability”

On August 15, 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to respond to commentary from stakeholders and concerns regarding diverse practices when accounting for the lack of exchangeability between currencies.

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

These amendments are effective for annual periods beginning on or after January 1, 2025 and early adoption is permitted.

Management is assessing the potential impact of the application of these amendments on the Group's consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 “Classification and Measurement of Financial Instruments”

On May 30, 2024, the IASB issued limited scope amendments to the requirements for the classification and measurement of financial instruments in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments are a response to the comments of the “Post-implementation review” of the 2022 Accounting Standards and clarify the requirements in areas where the stakeholders have expressed concerns or where new issues have arisen from the issuance of IFRS 9.

These amendments address the following issues:

-	settlement of financial liabilities through an electronic payment system; and
-	classification of financial assets, including those with ESG (Environmental, Social and Governance) features.

The IASB also changed the disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that are not directly related to the risks and basic costs of loans.

These amendments are applicable retrospectively for annual periods beginning on or after January 1, 2026 and early adoption is permitted.

Management is assessing the potential impact of the application of these amendments on the Group’s consolidated financial statements.

Annual Improvement to IFRS Accounting Standards (Volume 11)

On July 18, 2024, the IASB issued limited amendments to IFRS Accounting Standards and the accompanying guide as part of its regular Standards maintenance process. Annual improvements are limited to changes that clarify the wording of an IFRS Accounting Standard or correct relatively minor undesired consequences or conflicts between the requirements in IFRS Accounting Standards.

These amendments include clarifications, simplifications, corrections and changes destined to improve the consistency of the following IFRS Accounting Standards:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards
•	IFRS 7 Financial Instruments: Disclosures
•	IFRS 9 Financial Instruments
•	IFRS 10 Consolidated Financial Statements
•	IAS 7 Statement of Cash flows

These amendments are effective for annual periods beginning on or after January 1, 2026 and early adoption is permitted.

Management is assessing the potential impact of the application of these improvements on the Group's consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”

On December 18, 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments are intended to help companies better report financial effects of nature-dependent electricity contracts in their financial statements, which are often structured as power purchase agreements.

Nature-dependent electricity contracts help companies secure their electricity supply from sources, such as wind and solar power. The amount of electricity generated under these agreements can vary depending on uncontrollable factors, such as weather conditions. Current accounting requirements may not adequately reflect how these contracts affect a company's performance.

The amendments relate to own-use requirements and hedge accounting requirements, together with related disclosures.

These amendments are effective for annual periods beginning on or after January 1, 2026 and early adoption is permitted.

Management is assessing the potential impact of the application of these amendments in the Group consolidated financial statements.

IFRS 18 “Presentation and Disclosure in Financial Statements”

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements for the purpose of improving the transparency and comparability of information on the financial performance of companies, allowing better investing decisions. The new standard supersedes IAS 1 Presentation of Financial Statements.

IFRS 18 introduces three sets of new requirements to improve an entity’s reporting of its financial performance and provide investors with a better basis to analyze and compare companies:

●	Improves comparability of the statement of profit or loss. The standard introduces three defined categories of revenue and expenses (operating, investing and financing) to improve the structure of the statement of profit or loss and requires the presentation of new defined subtotals, including operating profit. The improved structure and new subtotals will provide investors with a consistent starting point to analyze the performance of companies and facilitate comparison of companies.

●	Greater transparency in the performance measures defined by management. The standard requires that companies disclose explanations for specific measures related to the statement of profit or loss, referred to as “performance measures defined by management”. The new requirements will improve the transparency of the performance measures defined by management and will make them subject to audit.
●	More useful grouping of information in the financial statements. The standard established improved guidelines on how to organize information and whether to provide it in the primary financial statements or the notes.
●	The new standard is applicable for annual periods beginning on or after January 1, 2027 and early adoption is permitted.

Management is assessing the potential impact of the adoption of IFRS 18 on the Group’s consolidated financial statements.

IFRS 19 “Subsidiaries without Public Accountability - Disclosures”

On May 9, 2024, the IASB issued IFRS 19 Subsidiaries without Public Accountability: Disclosures, whose objective is to allow eligible subsidiaries to opt for using IFRS Accounting Standards with reduced disclosures. The new standard seeks to reduce the cost of preparation of the financial statements of subsidiaries, while maintaining the usefulness of the information for its users.

Subsidiaries are eligible to apply IFRS 19 if they have no public accountability and their parent applies IFRS Accounting Standards in its consolidated financial statements. A subsidiary has no public accountability if it does not have shares or debt that is traded in a stock exchange and it does not act in a fiduciary capacity for the assets of a broad group of outsiders. Entities that choose to apply IFRS 19 must still apply the recognition, measurement and presentation requirements of other IFRS Accounting Standards.

An entity can elect to apply IFRS 19 for annual periods beginning on or after January 1, 2027 and early adoption is permitted.

Management has determined that IFRS 19 is not applicable to the consolidated financial statements of the Group because Enel Chile does not meet the eligibility criteria.

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

-Determination of the functional currency of Enel Chile and each of its subsidiaries (see Note 40.i).

Accounting estimates generally refer to:

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

-The energy supplied to customer whose meters have not yet been read.

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

-	The fair value of assets acquired, and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

-Determination of expected credit losses on financial assets (see Note 3.g.3).

-	In the measurement of lease liabilities, determination of the lease term of contracts with renewal options, as well as the rates to be used to discount lease payments (see Note 3.f.1).

Estimates and judgements by Management have been made based on the best information available at the date of issuance of these consolidated financial statements and are based on past experiences and other factors considered reasonable given the circumstances. Accordingly, actual results may differ from these estimates. Estimates and assumptions are periodically reviewed and the effects of any changes are reflected in results if they only involve that period. If the review involves both the current period and the future period, the change is recognized in the period in which the review is conducted and in the related future periods.

2.4Subsidiaries

Subsidiaries are defined as those entities controlled, directly or indirectly by Enel Chile. Control is exercised if and only if the following conditions are met: Enel Chile has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

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

The entities in which the Group has the ability to exercise control and consequently are included in consolidation in these consolidated financial statements are detailed below:

Taxpayer ID				Ownership % at 12-31-2024			Ownership % at 12-31-2023
No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
96.800.570-7	Enel Distribución Chile S.A.	Chile	Chilean peso	99.09%	—	99.09%	99.09%	—	99.09%
96.783.910-8	Enel Colina S.A.	Chile	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%
91.081.000-6	Enel Generación Chile S.A.	Chile	Chilean peso	93.55%	—	93.55%	93.55%	—	93.55%
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chile	Chilean peso	—	92.65%	92.65%	—	92.65%	92.65%
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chile	Chilean peso	57.50%	—	57.50%	57.50%	—	57.50%
76.924.079-9	Enel X Chile Spa	Chile	Chilean peso	100.00%	—	100.00%	100.00%	—	100.00%
76.412.562-2	Enel Green Power Chile S.A. (i)	Chile	U.S. dollar	99.99%	—	99.99%	99.99%	—	99.99%
96.971.330-6	Geotérmica del Norte S.A.	Chile	U.S. dollar	—	84.59%	84.59%	—	84.59%	84.59%
76.126.507-5	Parque Talinay Oriente S.A.	Chile	U.S. dollar	—	60.91%	60.91%	—	60.91%	60.91%
77.696.828-5	Arcadia Generación Solar S.A. (i)	Chile	U.S. dollar	—	—	—	—	—	—
77.741.548-4	Enel Mobility Chile SpA (ii)	Chile	Chilean peso	100.00%	—	100.00%	100.00%	—	100.00%
77.569.067-4	Enel X Way Chile S.p.A. (iii)	Chile	Chilean peso	62.46%	—	62.46%	—	—	—

2.4.1Changes in the scope of consolidation

2023

i.	On January 1, 2023, the spin-off of Enel Green Power Chile S.A. was completed, resulting in the incorporation of a new company, Arcadia Generación Solar S.A. In this process, assets and liabilities associated with the solar plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro, and Domeyko were allocated to Arcadia Generación Solar S.A., The shareholders of Enel Green Power Chile S.A. received a number of shares of Arcadia Generación Solar S.A. equal to the number of shares they held in the spun-off company. On October 24, 2023, Enel Chile completed the sale of all the shares it owned in Arcadia Generación Solar S.A., equivalent to 99.99% of the capital, to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA. (See Note 5.1).
ii.	On April 24, 2023, subsidiary Enel X Chile SpA completed the spin-off of assets related to the public electric charging infrastructure, which were contributed to a new company named Enel Mobility Chile SpA, which is now a wholly owned subsidiary.

2024

iii.	On August 1, 2024, Enel Chile participated in a capital increase in Enel X Way Chile S.p.A., which was fully contributed on August 23, 2024. As a result of this capital increase, Enel Chile’s ownership interest in Enel X Way Chile S.p.A. increased from 49% to 62.46%, thereby gaining control of the company and resulting in this company becoming a subsidiary.

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

Associates are accounted for in the consolidated financial statements using the equity method of accounting as described in Note 3.i.

The detail of the companies that qualify as associates is the following:

Taxpayer ID				Ownership % at 12-31-2024			Ownership % at 12-31-2023
No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
76.418.940-K	GNL Chile S.A.	Chile	U.S. dollar	—	33.33%	33.33%	—	33.33%	33.33%
76.364.085-K	Energía Marina S.p.A.	Chile	Chilean peso	—	25.00%	25.00%	—	25.00%	25.00%
77.569.067-4	Enel X Way Chile S.p.A.(i)	Chile	Chilean peso	—	—	—	49.00%	—	49.00%
i.

On August 1, 2024, Enel Chile participated in a capital increase in Enel X Way Chile S.p.A., which was fully contributed on August 23, 2024, As a result of this capital increase, Enel Chile’s ownership interest in Enel X Way Chile S.p.A.  increased from  49% to 62.46%, thereby gaining control of the company and resulting in this company becoming a subsidiary.

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

The detail of companies classified as joint ventures is as follows:

				Ownership % at 12-31-2024			Ownership % at 12-31-2023
Taxpayer ID No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.110.358-8	HIF H2 SpA.	Chile	U.S. dollar	—	50.00%	50.00%	—	50.00%	50.00%

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

In accordance with IAS 29, the financial statements of the Argentine branch owned by Enel Generación Chile S.A., a subsidiary of Enel Chile, have been restated retrospectively, applying the general price index at historical cost, to reflect changes in the purchasing power of the Argentine peso, as of the closing date of these consolidated financial statements.

The general price indexes used at the end of the reporting periods are as follows:

General price index
From January to December 2022	94.79%
From January to December 2023	211.41%
From January to December 2024	117.76%

The effects of the application of this standard on these consolidated financial statements are detailed in Note 34.

Exchange rates

The exchange rates used for the translation of the financial statements of the different subsidiaries with a functional currency other than the Group's functional currency are recorded at the following values (foreign currency against the Chilean peso):

	As of December 31,
	2024		2023		2022
	Close	Average	Close	Average	Average
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
United States dollar	996.46	943.74	877.12	839.91	871.19
Argentine peso	0.96	0.96	1.08	1.08	4.81

3.    ACCOUNTING POLICIES

The material accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are generally measured at acquisition cost, net of accumulated depreciation and any impairment losses experienced. In addition to the price paid to acquire each item, the cost also includes the following concepts where applicable:

-	Finance costs accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualifying assets, which require a substantial period of time before being ready for use; such as electricity generation or distribution facilities. The Group defines “substantial period” as a period exceeding twelve months. On the other hand, the capitalization of interest is suspended for periods in which the performance of activities for a qualifying asset has been interrupted, if these periods are extended over time. The interest rate used is that corresponding to the specific financing or, if it does not exist, the average financing rate of the company making the investment (see Note 16.b.1).
-	Employee expenses directly related to construction in progress (see Note 16.b.2).
-	Future disbursements that the Group will have to make to close its facilities are added to the value of the asset at fair value, recognizing the related provision for dismantling or restoration. Changes in the measurement of the provision resulting from changes in the estimated amount or timing of future expenditures required to settle the obligation, or changes in the discount rate, are added to or deducted from the cost of the asset, as appropriate (see Note 25).

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

In addition, the Group recognizes right-of-use assets for leases relating to property, plant and equipment in accordance with the criteria established in Note 3.f.1.

The following are the main categories of property, plant and equipment with their related estimated useful lives:

Classes of property, plant and equipment	Years of estimated useful life
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

In addition, for further information, the following is a more detailed breakdown of the class of plant and equipment:

Class of plant and equipment	Years of estimated useful life
Generating plant and equipment
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 45
Combined cycle power plants	10 – 25
Renewable	10 – 50
Wind Power Plants	10 – 60
Solar Power Plants	10 – 25
Geothermal Power Plants	10 – 40
Distribution plant and equipment
Low- and medium-voltage network	10 – 50
Measuring and remote control equipment	10 – 50
Primary substations	6 – 25
Natural gas transportation plant and equipment
Gas pipelines	20

Land is not depreciated since it has an indefinite useful life, unless it relates to a right-of- use asset in which case it is depreciated over the term of the lease.

An item of property, plant and equipment is written off when sold or otherwise disposed of, or when no future economic benefits are expected to be obtained from its use, sale or other disposal.

Gains or losses arising from sales or retirement of items of property, plant and equipment, are recognized as “Other gains (losses)” in the statement of comprehensive income and are determined as the difference between the sale value and net carrying amount of the asset.

b)	Investment property

“Investment property” includes land and buildings that are kept for the purpose of obtaining gains from future sales or lease arrangements.

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

Intangible assets are amortized on a straight-line basis over their useful lives starting from the time they are in use, except for those assets with indefinite useful lives, for which amortization is not applicable. As of December 31, 2024 and 2023, intangible assets with indefinite useful lives amounted to ThCh$7,241,069 and ThCh$6,555,491, respectively, mainly related to easements and water rights.

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

In general, these projections cover the next three years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector. As of December 31, 2024, the rates used to extrapolate the projections were between 2.3% and 3.0% (between 2.3% and 3.3% as of December 31, 2023).

These flows are discounted to calculate their present value at a pre-tax rate that includes the cost of capital of the business and the geographical zone where it is carried out. This calculation considers the current cost of money and the risk premiums used in general among analysts for the business and geographical zone.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.The pre-tax discount rates, expressed in nominal terms, applied as of December 31, 2024 were between 8.6% and 10.9% (between 8.2% and 11.0% as of December 31, 2023).

The Company’s approach to allocate value to each key assumption used to project cash flows, considers:

-	Demand evolution: the growth estimate has been calculated based on the projected increase in Gross Domestic Product (GDP), in addition to other assumptions used by the Company regarding the evolution of consumption, such as the growth in the number of customers.
-	Energy purchase and sale prices: based on specifically developed internal projection models. The price of the planned “pool” is estimated by considering a number of determining factors, such as the different technology’ costs and productions and energy demand, among other items.
-	Regulatory measures: an important part of the Company’s business is regulated and subject to extensive standards, which could undergo revisions, either as a result of new laws or the amendment of existing laws, and therefore the projections include adequate application of the current standards, those that are currently being developed, and those expected to be effective during the projected period.

-	Installed capacity: in the estimating of the Group’s installed capacity, the existing facilities are taken into account, as well as the plans for both increasing capacity and capacity closure. The investment plan is constantly updated based on the evolution of the business, quality of service regulations determined by the regulator and changes in the business development strategy adopted by Management. In the generation area, the investments necessary to maintain the installed capacity in adequate operating conditions are taken into account; in the distribution activity, investments for maintenance, improvement and strengthening of the network are considered, as well as the investments necessary to carry out the implementation of the technological improvement plan (e.g., Smart Meters).
-	Hydrology and NCRE: the projections are made from historical series of meteorological conditions and projecting an average year, based on these.
-	Fuel costs for the estimation of fuel costs take into consideration existing supply contracts and based on these long-term projections of oil, gas or coal prices based on forward markets and available analysts’ estimates.
-	Fixed costs: these are projected considering the foreseen level of business activities, both in terms of the evolution of the workforce (considering salary raises in line with the CPI), and in term of other operating and maintenance costs, the level of projected inflation and long-term existing maintenance or other contracts. The efficiencies that the Group is adopting over time are also considered, such as those that arise from the initiatives for the digitalization of internal processes.
-	External sources are always considered to verify the assumptions related to the macroeconomic environment such as price evolution, GDP growth, demand, inflation, interest rates and exchange rates, among others.

Past experience has demonstrated the reliability of the Company's forecasts, which allows it to base key assumptions on historical information. During 2024, the deviations observed with respect to the projections used to perform impairment testing as of December 31, 2023 were not significant and cash flows generated in 2024 remained in a reasonable variance range compared to those expected for that period.

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

Financial assets that meet the conditions established in IFRS 9, to be valued at amortized cost in the Group are: cash equivalents, receivables, and loans. Such assets are recorded at amortized cost, which is the initial fair value, less repayments of principal, plus uncollected accrued interest, calculated using the effective interest method.

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

These financial assets are recognized in the consolidated statement of financial position at fair value when this can be determined reliably. For the holdings in unlisted companies or companies with low liquidity, it is usually not possible to determine the fair value reliably; therefore, when this occurs, such holdings are valued at their acquisition cost or for a lower amount if there is evidence of their impairment.

Changes in fair value, net of their tax effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until the disposal of these financial assets, when the accumulated amount in this section is fully allocated to profit or loss for the period except for investments in equity instruments where the accumulated balance in other comprehensive income is never reclassified to profit or loss.

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

To determine the expected credit losses the Group applies two separate approaches:

•	General approach: applied to financial assets other than trade receivables, contractual assets or lease receivables. This approach is based on the evaluation of significant increases in the credit risk of financial assets, from the date of initial recognition. If on the reporting date of the financial statements the credit risk has not increased significantly, the impairment losses are measured related to the expected credit losses in the next 12 months. If, on the contrary, the credit risk has increased significantly, the impairment is measured considering the expected credit losses throughout the lifetime of the asset.

In general, the measurement of expected credit losses for financial assets other than trade receivables, contractual assets or lease receivables, are performed separately.

•	Simplified approach: The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment provision is always recognized related to the lifetime expected credit losses for the asset. This is the approach that the Group has mostly applied because trade receivables represent the main financial asset of Enel Chile and its subsidiaries.

For trade accounts receivable, contractual assets and lease receivables, the Group applies two types of evaluations of expected credit losses:

-	Collective evaluation: based on grouping receivables into specific groups or “clusters”, taking into account each business and the local regulatory context. Receivables are grouped according to the characteristics of customer portfolios in terms of credit risk, maturity information and recovery rates. A specific definition of default is considered for each group.

To measure the expected credit losses collectively, the Group considers the following assumptions:

-	PD: average default estimate, calculated for each group of trade receivables, using a statistical model that considers, among other variables, the normalized payment behavior of customers in each cluster, taking into account a minimum of 24-month historical data.
-	LGD: calculated based on the recovery rates of a predetermined section, discounted at the effective interest rate; and.
-	EAD: accounting exposure at the reporting date, including invoices issued but not due and invoices pending issuance for services rendered, net of potential cash deposits obtained as guarantees.
-	Analytical or individual evaluation: if receivables are considered individually significant by Management and there is specific information regarding any significant increase in the credit risk, the Group applies an individual evaluation of receivables. For the individual evaluation, the PD is obtained mainly from an external supplier, when it is possible to do so, and the LGD through an internal model that considers the recovery rate and other contractual and financial characteristics of receivables. The expected credit loss is obtained by multiplying both factors by the EAD, which is defined as the accounting exposure at the reporting date, including the invoices issued but not due and invoices pending issuance for services rendered, net of potential cash deposits obtained as guarantees.

On the basis of the benchmark market and the regulatory context of the sector as well as the recovery expectations after 90 days for those receivables, the Group mainly applies a predetermined definition of 180 days overdue to determine expected credit losses, since this is considered an effective indicator of a significant increase in credit risk and, accordingly, in the impairment of receivables.

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

Lease liabilities are initially measured at the present value of future lease payments, determined in accordance with the criteria described in Note 3.f.1.

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 23, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and floating interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at floating interest rate (i.e., each coupon is established at the beginning of each period based on the benchmark interest rate). All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

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

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedging instrument and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge is highly effective. In this case, changes are recognized as follows:

-	Fair value hedges: The underlying portion for which the risk is being hedged and the hedging instrument are measured at fair value, and any changes in the value of both items are recognized in the statement of comprehensive income offsetting the effects in the same caption of the statement comprehensive income.
-	Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve referred to as “Hedging reserve.” The cumulative loss or gain in this caption is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income offsetting the effect in the same consolidated statement of comprehensive income caption. Gains or losses from the ineffective portion of the hedging relationship are recognized directly in the statement of comprehensive income.

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

g.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

-	The contractual rights to receive cash flows from the financial asset expire or have been transferred or, when the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.
-	The Group has substantially transferred all the risks and rewards of their ownership, or, if it has neither assigned nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

For transactions in which the Group retains substantially all the inherent risks and rewards of their ownership of the financial asset assigned, it recognizes them as a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

Financial liabilities are derecognized when they are extinguished (i.e., when the obligation arising from the liability has been paid or cancelled or has expired). An exchange for a debt instrument with substantially different conditions, or a substantial modification in recognition of the current conditions of an existing financial liability (or a part thereof), is recorded as a cancellation of the original financial liability, and a recognition of a new financial liability.

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

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero-coupon interest rate curves for each currency. These valuations are performed using external tools, such as Bloomberg.
•	Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

-	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;
-	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled, and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;
-	For derivatives not traded in active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the closing date of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, or DVA), and the counterparty risk (Credit Valuation Adjustment, or CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (asset or liability position) and the risk profile of both the counterparties and the Group itself.
-	For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, measuring the fair value on a net basis is allowed. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and financial liabilities measured at fair value are shown in Note 23.3.

i)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method of accounting (see Notes 2.5 and 2.6, respectively).

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

Treasury shares are presented as a deduction to the caption “Total equity” in the consolidated statement of financial position and measured at acquisition cost.

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

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in “other comprehensive income" and are accumulated in an equity reserve and recorded in profit or loss in the term in which the cash flows hedged will be realized. This term has been estimated as ten years.

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

Obligations maturing in less than twelve months, but for which the Company has the substantial right to defer settlement for at least 12 months at the end of the reporting period, are classified as non-current liabilities.

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

The following are the criteria for revenue recognition by type of good or service provided by the Group:

•	Electricity supply (sale and transportation): corresponds to a single performance obligation that transfers to the customer a number of different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation met over time. In these cases, the Group applies an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

-	Generation: revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices established in the electricity market by the current regulations, or at the marginal cost of energy and power, depending on whether they are unregulated customers, regulated customers or energy trading in the spot market are involved, respectively.
-	Distribution of electricity: revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the related contracts or at prices stipulated in the electricity market by applicable regulations, depending on whether they are unregulated or regulated customers, as applicable.

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

The Group excludes from revenue those gross inflows of economic benefits received when it acts as agent or commission agent on behalf of third parties, recording as revenues only the payment or commission to which it expects to be entitled.

Because the Group mainly recognizes revenue for the amount to which it has the right to invoice, it has decided to apply the disclosure practical expedient provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the performance obligations not met (or not met partially) at the end of the reporting period.

In addition, the Group evaluates the existence of incremental costs of obtaining a contract with a customer and costs directly related to the fulfillment of a contract with a customer. These costs are recognized as an intangible asset if their recovery is expected to be amortized in a manner consistent with the transfer of the related goods or services. As a practical expedient, the incremental costs of obtaining a contract are recognized as an expense if the amortization period of the asset that would have been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer. As of December 31, 2024 and 2023, incremental costs of obtaining a contract capitalized by the Group primarily relate to commissions paid to sales agents (see Note 14).

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

Diluted earnings per share is calculated by dividing profit attributable to shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares of that would be issued on conversion of all the potential dilutive securities into ordinary shares, if any.

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

As it is practically impossible to achieve a unanimous agreement given Enel Chile’s highly fragmented share ownership, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other payables, current” and “Payables due to related parties, current”, as appropriate, and recognized in equity.

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

If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves”. Subsequently, these costs must be deducted from paid-in capital, and this deduction must be approved at the closest Extraordinary Shareholders’ Meeting that occurs immediately after the date on which the disbursements were incurred.

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

The Chilean electricity sector is regulated by the General Law of Electricity Services (Ley General de Servicios Eléctricos), contained in Decree Law (DFL) No. 1 of 1982, of the Ministry of Mining, whose restated and coordinated text was established by DFL No. 4 of 2006 of the Ministry of Economy (the “Electricity Law”) its subsequent amendments and its corresponding Regulations, contained in Supreme Decree D.S. No. 327 of 1998.

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

From a physical perspective, the Chilean electricity sector is divided into three main networks: the National Electricity System (“SEN” in its Spanish acronym), and two smaller isolated networks: Aysén and Magallanes.

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

a.1 Generation Segment

Electricity generation companies must operate under the operation plan designed by the National Electric Coordinator. However, each company can freely decide whether to sell its energy and capacity to regulated or unregulated customers. Any surplus or deficit between sales to customers and production is sold to other generators at the spot market price. A generation company may have the following types of customers:

•	Unregulated Customers: users with a connected capacity of more than 5,000 kW (mainly industrial and mining companies), or customers with connected capacity between 300 and 5,000 kW that choose to be an unregulated customer but must remain in the selected category for at least four years. These consumers can freely negotiate their electricity supply prices with suppliers.
•	Distribution Companies: those that deliver supply to their regulated customers. Distribution companies buy energy from generation companies through a public bid process regulated by the CNE.
•	Other Generation Companies: The relationship between generation companies may come about through bilateral contracts or transfers in the short-term or Spot Market. The latter correspond to energy and capacity transactions among generation companies coordinated by the National Electric Coordinator to achieve the cost-effective operation of the system; any surplus (deficit) in production with respect to their commercial commitments are transferred through sales (purchases) to other generators within the system, and energy is valued at marginal cost and capacity at the corresponding regulated price established twice a year by the authority.

In Chile, the capacity to be paid to each generator depends on a calculation performed centrally by the National Electric Coordinator each year, based on current regulations, to obtain the sufficiency capacity for each plant. This value depends primarily on the availability of the facilities themselves and the technology-specific generation resource.

a.2 Distribution Segment

The distribution system relates to electric facilities aimed at supplying electricity to end customers, at a maximum voltage of 23 kV.

Distribution companies operate under a public service concessions system and are required to provide service to all customers and supply electricity to all customers subject to regulated rates (customers with connected capacity less than 5,000 kW, with the exception of customers between 300 and 5,000 kW who may opt for the free rate). Note that unregulated customers may negotiate their supply with any supplier, and must pay a regulated toll for using the distribution network.

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

The fee-setting in this segment is performed every four years based on a cost study to determine the Added Value of Distribution (“VAD” in its Spanish acronym). The VAD is determined according to an efficient model company scheme and the concept of typical area.

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

2019 – 2024 Laws

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

On August 2, 2022, the Ministry of Energy published Law No. 21,472, which creates a tariff stabilization fund and establishes a new mechanism for transitory stabilization of electricity prices for customers subject to price regulation. Through this law, a Transitory Customer Protection Mechanism (“CPM”) was established to stabilize energy prices for the National Electric System and medium-sized systems complementary to those established in Law No. 21,185, for customers subject to price regulation. The objective of the CPM is to pay the differences that arise between the billing of distribution companies to end customers for the energy and power component, and the amount payable for the electric supply to generation companies. The resources accounted for in the operation of the CPM shall not exceed US$1.8 billion, and its validity shall extend until the balances originated by the application of this law are extinguished. As of 2023, the CNE will make a semiannually forecast of the total payment of the remaining final balance for a date no later than December 31, 2032. Exempt Resolution No. 86 was published on March 14, 2023 and Exempt Resolution No. 334 (as amended by Exempt Resolution No. 379 of August 8, 2024), was published on August 9, 2023. The Exempt Resolutions established, among other matters, certain provisions, procedures, deadlines and conditions for the proper implementation of the Law No. 21,472.

Because of the application of the price stabilization mechanism established under the Law No. 21,472 and the Exempt Resolutions, the General Treasury, as delegated by the Ministry of Finance and on behalf of the Tariff Stabilization Fund (“FET” in its Spanish acronym), will issue transferable credit titles payable to the order (the “Payment Documents”), which will allow their holder to collect the restitution of certain amounts owed as a result of the application of Law No. 21,472 and such energy price stabilization mechanism, and the interest recognized in the aforementioned Payment Documents, on the dates established.

During February 2024, the limit of US$ 1.8 billion of accounts receivable from regulated customers established by Law No. 21,472 was reached.

(iii)	Law No. 21,667 - Amends several laws on Tariff Stabilization

On April 30, 2024, Law No. 21,667 was published, which establishes, among other aspects, four significant items:

a.	It will allow the generation companies not to accumulate more debt, since the tariffs for customers subject to price regulation will gradually return to the real costs of energy and voltage price.

b.	The generation companies will recover the balances generated by Laws Nos. 21,185 and 21,472; the PEC and CPM stabilization mechanisms, respectively.
c.	The FET limit increased to US$5.5 billion, of which the additional amount of US$3.7 billion will have a 30% government guarantee. Such balances must be paid no later than December 31, 2035.
d.	The most vulnerable users will be protected through the creation of an electricity subsidy.

Furthermore, customers recording monthly consumption exceeding 350 kWh will pay the actual price of energy and capacity starting from the publication of the average node price decree for the first half of 2024, plus an additional charge (CPM charge) that will allow the extinguishment of the accumulated debt from the PEC and CPM stabilization mechanisms. Customers recording monthly consumption of 350 kWh or less will pay the actual price of energy and capacity starting from the publication of the decree for the second half of 2024 and from the decree for the first half of 2025, the CPM charge will be added.

(iv)	Law No. 21,721 - Amends the General Law of Electric Services in terms of Electric Transmission.

On December 27, 2024, the Ministry of Energy published Law No. 21,721 to, among other things, address problems concerning the lack of transmission in the National Electric System. Law No. 21,721 introduces improvements in the efficient development of transmission and in bidding processes and creates new mechanisms for expansion works that will allocate risks to those who are in the best position to manage them, thus providing greater certainty in the development of transmission works. The four main pillars are:

a.	An exceptional procedure is established to allow the execution of urgent and necessary expansion works proposed by the CNE without going through the Expansion Plan.

b.	Expansion works will be tendered and supervised by the owners of the respective infrastructures.

c.	An Investment Value (IV) review mechanism is created for cases of early termination of the contract. The CNE must evaluate and approve any request for revision of the IV.

d.

Small Distributed Generation Entities (SDGE) will be enabled to propose and finance zonal transmission system works. Expansion-associated costs of the zonal transmission systems will be allocated to SDGE owners and the corresponding customers that will receive a charge rebate.

Regulations, Decrees, and Technical Standards Issued

Reduce connected power capacity level to become an unregulated customer: On December 13, 2023, the Ministry of Energy requested a ruling from the Free Competition Tribunal (“TDLC” in its Spanish acronym) regarding the  capacity limit to 300KW to qualify a customer as unregulated. Note that the law establishes that the capacity limit to qualify as an unregulated customer may be reduced by the Ministry of Energy, subject to a report by the TDLC. On November 27, 2024, the TDLC issued its Report No.33/2024, where it concludes that “the request made by the Ministry of Energy does not generate substantial risks to competition. Consequently, it is reported favorably”. Finally, the Ministry of Energy published Exempt Resolution No.58 that reduces the limit of installed capacity to opt to be an unregulated customer from 500 to 300 kW, in accordance with the provisions of article 147°, paragraph d) of the General Law of Electric Services.

Amendment to the Technical Standard for Connection and Operation of SDGE in Medium Voltage Installations: On February 8, 2024, the CNE published Exempt Resolution No. 42 in the Official Gazette, approving amendments to the technical standard for connection and operation of SDGE in medium voltage installations. These amendments incorporate provisions aimed at improving the preparation of technical studies, the performance of additional works, making adjustments or customization, among others, to enhance the interaction between market agents. On August 6, 2024, Exempt Resolution No. 395 reinstates provisions and makes clarifications in the technical standard for connection and operation of SDGE.

Amendment to the Sufficiency Capacity Regulation: On June 5, 2024, the Ministry of Energy published Supreme Decree No. 70, which introduces amendments to the current Capacity Transfer Regulation.

Amendment to the Technical Standard for Service Quality for Distribution Systems: On May 3, 2024, the CNE, through Exempt Resolution No. 763, approved amendments to the Technical Standard and its Technical Annex on Measurement, Monitoring, and Control Systems.

c)	Tariff Revisions and Supply Processes

In the electricity market there is a continuous revision of tariffs and supply processes that affect those volumes that were realized in previous periods on the dates of publication of these revisions. Set forth below is a description of the rules that are currently applicable to the Group.

c.1 Distribution Price-Setting 2020-2024

The final customer rates that have been in force from 2020 were determined based on the following decrees and resolutions:

i)	Distribution Price Decrees

Decree No.	Date	Matter	Effective from
5T/2024	06-07-2024	Establishes the rate formulas applicable to electricity supply subject to regulated prices.	11-04-2020
Supreme Decree No.4T	09-08-2018	Sets Distribution Tolls applicable to the transportation service provided by the public electricity distribution concessionaire companies indicated	11-04-2020
Exempt Resolution No.369	07-22-2024	Publishes a list of energy and power prices of the primary distribution substations of the National Electric System.	01-01-2024

a)	Average Prices in the National Electric System

Decree No.	Date	Matter	Effective from
9T/2022	06-17-2022	Establishes prices and adjustment factor under Law No. 21,185.	01-01-2022
475	06-28-2022	Exempt Resolution issued by the CNE that approves the Final Technical Report for the setting of Average Node Prices of the National Electric System and the adjustment factor.	N/A
836	11-16-2022	Establishes prices and adjustment factor under Law No. 21,185.	07-01-2022
886	12-12-2022	Establishes prices and adjustment factor under Law No. 21,185.	11-01-2022
16T/2023	04-12-2023	Establishes prices considering the price stabilization mechanism under Law No. 21,472.	07-01-2022
7T/2024	07-05-2024	Establishes prices considering the price stabilization mechanism under Law No. 21,472, as amended by Law No. 21,667.	01-01-2024
10T/2024	10-05-2024	Establishes prices considering the price stabilization mechanism under Law No. 21,472, as amended by Law No. 21,667.	07-01-2024
15T/2024	12-30-2024	Establishes prices considering the price stabilization mechanism under Law No. 21,472, as amended by Law No. 21,667	01-01-2025

b)	Short term Node Prices for electricity supply

Decree No.	Date	Matter	Effective from
3T/2022	07-07-2022	Establishes node prices. Indexation in Exempt Res. No. 690 of 09-01-2022.	04-01-2022
11T/2022	11-09-2022	Establishes node prices. Indexation in Exempt Res. No. 866 of 12-01-2022, No. 131 of 04-03-2023, and No. 306 of 07-20-2023.	10-01-2022
1T/2023	07-27-2023	Establishes node prices. Indexation in Exempt Res. No. 349 of 08-04-2023 and No. 619 of 12-15-2023.	04-01-2023
3T/2023	02-13-2024	Establishes node prices. Indexation in Exempt Res. No. 83 of 03-01-2024.	10-01-2023
1T/2024	08-03-2024	Establishes node prices. Indexation in Exempt Res. No.05 de 01-07-2025	04-01-2024

c)	Stabilized Price for small scale means of generation

Decree No.	Date	Matter	Effective from
5T/2021	02-22-2022	Establishes stabilized prices.	02-22-2022
14T/2021	02-26-2022	Establishes stabilized prices.	02-26-2022
8T/2022	10-13-2022	Establishes stabilized prices.	10-13-2022
14T/2022	04-15-2023	Establishes stabilized prices.	04-15-2023
2T/2023	08-10-2023	Establishes stabilized prices.	08-10-2023
6T/2023	04-26-2024	Establishes stabilized prices.	04-26-2024
6T/2024	10-15-2024	Establishes stabilized prices.	10-15-2024

ii)	Exempt Resolution of the CNE that establishes charges for the use of transmission systems applied to unregulated and regulated final consumers.

Decree No.	Date	Matter	Effective from
551	12-15-2021	Related to articles 115 and 116 of the General Law on Electric Services	01-10-2022
442	06-20-2022	Related to articles 115 and 116 of the General Law on Electric Services	07-01-2022
898	12-21-2022	Related to articles 115 and 116 of the General Law on Electric Services	01-01-2023
257	06-16-2023	Related to articles 115 and 116 of the General Law on Electric Services	07-01-2023
624	12-21-2023	Related to articles 115 and 116 of the General Law on Electric Services	01-01-2024
315	06-25-2024	Related to articles 115 and 116 of the General Law on Electric Services	07-01-2024
674	12-20-2024	Related to articles 115 and 116 of the General Law on Electric Services	01-01-2025

iii)	Exempt Resolution of the CNE that establishes and communicates the Public Service Charge.

Decree No.	Date	Matter	Effective from
841	11-18-2022	Establishes the Public Service Charge.	12-01-2022
565	11-20-2023	Establishes the Public Service Charge.	12-01-2023
615	11-19-2024	Establishes the Public Service Charge.	12-01-2024

c.2 Distribution-Associated Services Price Setting for 2020-2024

This process is currently in progress and rates established by Decree No. 13T/2018 remain.

c.3 Distribution Price-Setting for 2024 – 2028

Currently, this process is under development.

c.4 Supply Bids (Regulated Power Purchase Agreements - Regulated PPAs)

Under the new bidding law, several processes have been developed, the most recent being Supply Tender 2021/01, Supply Tender 2022/01, and Supply Tender 2023/01. The latter included the auction of a total of 3,600 GWh, divided into 2 supply blocks of 1,500 GWh and 2,100 GWh each, intended to cover consumption starting in 2027 and in 2028. The tender included an incentive for storage projects of more than 4 hours or for generation projects with non-variable renewable energies, consisting of a discount of 0.15 US$/MWh for each GWh of energy that can be generated by such means in the related Time Block A or C (non-solar). The process was completed on May 7, 2024, where Enel Generación was awarded 100% of the supply blocks of the tendered energy at an average price of US$56.679 per MWh.

5.    NON-CURRENT ASSETS HELD FOR SALE

The composition and movements of non-current assets or groups of assets held for sale for the years ended December 31, 2024 and 2023, are summarized as follows:

ASSETS	01-01-2023	Reclassification to / from current and non-current assets	Dispositions and changes in the scope of consolidation	Other movements	12-31-2024

Current assets
Cash and cash equivalents	—		(1,795,800)	1,795,800	—
Other current non-financial assets	—		—	—	—
Trade and other receivables, current	—		(4,461,402)	4,461,402	—
Inventories	—	2,218,478	(2,182,405)	(36,073)	—
Current tax assets	—		—	—	—
Total current assets	—	2,218,478	(8,439,607)	6,221,129	—
Non-current assets
Other non-financial assets, non-current			—	—	—
Trade and other non-current receivables	—	—	—	—	—
Intangible assets other than goodwill	—	—	—	—	—
Goodwill	—	—	—	—	—
Property, plant, and equipment	28,601,633	335,702,647	(396,770,388)	32,466,108	—
Right-of-use assets	—	7,192,555	(8,175,426)	982,871	—
Total non-current assets	28,601,633	342,895,202	(404,945,814)	33,448,979	—
Total assets	28,601,633	345,113,680	(413,385,421)	39,670,108	—

Liabilities	01-01-2023	Reclassification to / from current and non-current assets	Dispositions and changes in the scope of consolidation	Other movements	12-31-2024

Current liabilities
Other current financial liabilities	—	—	—	—	—
Current lease liabilities	—	93,886	(287,209)	193,323
Trade and other payables, current	—	—	(85,910)	85,910	—
Current payables to related parties	—	—	—	—	—
Other current provisions	—	—	—	—	—
Current tax liabilities	—	1,932,844	(2,536,094)	603,250	—
Other current non-financial liabilities	—	4,067,708	(471,289)	(3,596,419)	—
Total current liabilities	—	6,094,438	(3,380,502)	(2,713,936)	—
Non-current liabilities
Other non-current financial liabilities	—	—	—	—	—
Non-current lease liabilities		7,431,156	(8,456,773)	1,025,617
Other long-term provisions	—	2,261,180	(2,552,770)	291,590	—
Deferred tax liabilities	—	40,085,389	(45,258,176)	5,172,787	—
Non-current provisions for employee benefits	—	—	—	—	—
Total non-current liabilities	—	49,777,725	(56,267,719)	6,489,994	—
Total liabilities	—	55,872,163	(59,648,221)	3,776,058	—

Net assets and liabilities	28,601,633	289,241,517	(353,737,200)	35,894,050	—

5.1.Arcadia Generación Solar S.A. Sale

On July 12, 2023, Enel Chile entered into an agreement with the international renewable energy company Sonnedix for the sale of its subsidiary Arcadia Generación Solar S.A., which owns a portfolio of 416 MW of generation assets through four solar plants named “Diego de Almagro,” “Carrera Pinto,” “Pampa Solar Norte,” and “Domeyko”.

Considering the sale process, the requirements of IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" and following the accounting criterion described in Note 3.k), the assets and liabilities of the subsidiary Arcadia Solar Generation S.A. were classified as held-for-sale.

On October 24, 2023, the transfer of 99.99% of the shares held in this company was completed, and it ceased to be a subsidiary of Enel Chile was no longer consolidated as of that date. The sale price was ThCh$521,881,880 (ThUS$ 556,223), resulting in a gain of ThCh$ 215,618,389. (See Note 33).

5.2 Sale of Corporate Building

On November 4, 2022, our subsidiary Enel Generación Chile received a purchase offer for the Santa Rosa Complex, which is located in Santiago and comprises four properties:

-76 Santa Rosa Avenue, where the Company’s headquarters are located.

-65 San Isidro.

-634 Marcoleta.

-638 Marcoleta.

Considering the progress of negotiations, as of the closing date of the year 2022, the Santa Rosa Complex assets were reclassified as held for sale; measuring them at the lower of their carrying value and their fair value, in conformity with the provisions of IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" and the accounting criteria described in Note 3.k.

As of December 31, 2022, the carrying value of the Santa Rosa Complex assets amounted to ThCh$28,601,633. This includes the value of certain movable assets belonging to Enel Chile, Enel Generación Chile and Enel Distribución Chile, that were also sold to the offeror. The above implied the recognition of an impairment loss of ThCh$2,286,438 in the consolidated financial statements of Enel Chile S.A. (See Note 31.b).

On February 1, 2023, the sale of the Santa Rosa Complex was completed. With respect to the movable assets held in the corporate building, a gain of  ThCh$959,228 was recognized. (See Note 33).

5.3 Enel Transmisión Chile S.A. Sale

On July 28, 2022, the “Stock Purchase Agreement” was signed by Enel Chile, who agreed to sell to Sociedad Transmisora Metropolitana SpA, all of the Enel Transmisión Chile S.A. shares it owned (the “Sale”), representing 99.09% of the capital of such company. Sociedad Transmisora Metropolitana SpA. is company wholly owned by Inversiones Grupo Saesa Limitada.

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

The sale price was US$1,345 million for 99.09% of the share capital of Enel Transmisión Chile S.A. owned by Enel Chile, which may vary upon the application of the purchase price adjustments provided in the Stock Purchase Agreement.

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

Given the sale process and the requirements of IFRS 5: “Non-Current Assets Held for Sale and Discontinued Operations”, and following the accounting criterion established in Note 3.k, the assets and liabilities of Enel Transmisión Chile S.A. were classified as held for sale.

On December 9, 2022, the announcement of the successful results of the Takeover Bid for all the shares of Enel Transmisión Chile S.A was published. Consequently, after the related obligations were fulfilled, the change of control of Enel Transmisión Chile S.A was confirmed, and it ceased to be a subsidiary of Enel Chile S.A. and became controlled by Sociedad Transmisora Metropolitana SpA. The gain realized from this sale amounted to ThCh$981,856,639. (See Note 33).

6.    CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
	ThCh$	ThCh$
Cash balances	27,613	173,228
Bank balances	222,788,690	137,048,228
Time deposits	38,228	319,994,843
Other fixed-income instruments	160,544,788	106,074,991
Total	383,399,319	563,291,290

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions on cash and cash equivalents.

b)	The detail, by type of currency, of the above balance is as follows:

	As of December 31,
	2024	2023
Currency	ThCh$	ThCh$
Chilean peso	246,506,945	449,278,983
U.S. dollar	136,705,029	113,862,934
Argentine peso	20	10,959
Euro	149,097	102,479
UF	38,228	35,935
Total	383,399,319	563,291,290

For further detail of the Statement of Cash Flows see below:

c)	The following table presents the cash flows used in "Other payments for operating activities" included in the Statement of Cash Flows for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Other payments from operating activities	ThCh$	ThCh$	ThCh$
VAT tax debit	(73,604,984)	(82,831,649)	(74,401,438)
Insurance premiums	(31,671,075)	(25,880,528)	(26,594,156)
Tax on emissions	(14,701,389)	(20,707,956)	(24,277,529)
Other	(12,587,714)	(9,792,206)	(9,376,834)
Total	(132,565,162)	(139,212,339)	(134,649,957)

d)	The following table presents the details of "Cash flows from the loss of control of subsidiaries or other businesses" in the Statement of Cash Flows as of December 31, 2024, 2023 and 2022.

	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Cash received from the sale of Arcadia Generación Solar S.A	—	521,881,880	—
Cash and cash equivalents outflow from Arcadia Generación Solar S.A. leaving the Group	—	(1,795,800)
Cash received from the sale of Enel X Way Chile S.p.A.	—	—	11,358,338
Cash received for the sale of Enel Transmisión Chile S.A.	—	—	1,228,616,013
Cash received for the sale of Enel X AMPCI Ebus Chile S.A.P.A.	—	—	2,001,407
Cash and cash equivalents outflow from Enel Transmisión Chile S.A. leaving the Group	—	—	(7,481,882)
Total	—	520,086,080	1,234,493,876

e)	For the year 2022, “Proceeds from repayment of advances and loans granted to third parties” correspond to the cash flow received for the payment of debt owed by Enel Transmission Chile to Enel Chile and was made on December 9, 2022, the date the sale of Enel Transmission Chile was completed (See Note 5.3).

f)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2024, 2023 and 2022:

		Short-term loans	Long-term loans	Lease liabilities	Assets held to cover liabilities arising from financing activities	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Opening balance as of January 1, 2024	725,808,865	2,937,358,794	268,062,220	(55,222,256)	3.876.007.623
Cash flows from (used in) financing activities	From	—	1,540,543,620	—	61,608,894	1,602,152,514
	Used	(993,288,036)	(1,073,622,519)	(17,889,152)	—	(2,084,799,707)
	Interest paid	(202,836,644)	(494,378)	(2,142,547)	—	(205,473,569)
	Total cash flows from financing activities	(1,196,124,680)	466,426,723	(20,031,699)	61,608,894	(688,120,762)
Movements that do not represent cash flows	Movements in fair value	6,219,019	(4,752,413)	(23,679)	130,359	1,573,286
	Foreign currency translation differences	71,126,386	405,464,959	13,478,505	(12,460,542)	477,609,308
	Financial costs (1)	201,799,753	7,309,984	11,315,118	(2,639,395)	217,785,460
	New leases	—	—	41,434,286	—	41,434,286
	Other Movements	426,533,021	(421,941,071)	(19,629,701)	—	(15,037,751)
	Closing balance as of December 31, 2024	235,362,364	3,389,866,976	294,605,050	(8,582,940)	3,911,251,450

	Detail by category
	Payables due to related parties (see Note 10.1. b)	166,505,078	1,015,904,873	—	—	1,182,409,951
	Interest-bearing loans (See Note 20.1)	61,229,866	2,368,746,913	—	—	2,429,976,779
	Cash flow hedges (See Note 23.2.a)	7,627,420	5,215,190	—	(8,582,940)	4,259,670
	Lease liabilities (See Note 21)	—	—	294,605,050	—	294,605,050
	Closing balance as of December 31, 2024	235,362,364	3,389,866,976	294,605,050	(8,582,940)	3,911,251,450

		Short-term loans	Long-term loans	Lease liabilities	Assets held to hedge liabilities arising from financing activities	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Opening balance as of January 1, 2023	484,932,624	3,330,899,969	235,685,555	(56,790,534)	3,994,727,614
Cash flows from (used in) financing activities	From	335,975,577	680,699,261	—	10,988,015	1,027,662,853
	Used	(848,619,797)	(500,093,222)	(18,418,666)	—	(1,367,131,685)
	Interest paid	(183,857,128)	—	(9,315,780)	—	(193,172,908)
	Total cash flows from financing activities	(696,501,348)	180,606,039	(27,734,446)	10,988,015	(532,641,740)
Movements that do not represent cash flows	Sales of subsidiaries
	Movements in fair value	38,953,566	(37,185,597)	—	(10,718,816)	(8,950,847)
	Foreign currency translation differences	31,017,248	144,324,870	10,526,578	3,329,751	189,198,447
	Financial costs (1)	182,314,687	4,729,704	9,688,516	(2,030,672)	194,702,235
	New leases	—	—	47,203,550	—	47,203,550
	Other Movements	685,092,088	(686,016,191)	(7,307,533)	—	(8,231,636)
	Closing balance as of December 31, 2023	725,808,865	2,937,358,794	268,062,220	(55,222,256)	3,876,007,623

	Detail by category
	Payables due to related parties (see Note 10.1. b)	146,577,056	1,034,791,219		—	1,181,368,275
	Interest-bearing loans (See Note 20.1)	542,220,313	1,897,563,167	—	—	2,439,783,480
	Cash flow hedges (See Note 23.2.a)	37,011,496	5,004,408	—	(55,222,256)	(13,206,352)
	Lease liabilities (See Note 21)	—	—	268,062,220		268,062,220
	Closing balance as of December 31, 2023	725,808,865	2,937,358,794	268,062,220	(55,222,256)	3,876,007,623

		Short-term loans	Long-term loans	Lease liabilities	Assets held to hedge liabilities arising from financing activities	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash flows from (used in) financing activities	Opening balance as of January 1, 2022	881,659,765	3,241,250,805	159,662,077	(36,094,475)	4,246,478,172
	From	1,050,888,015	263,892,100	—	37,803,988	1,352,584,103
	Used	(1,711,034,741)	(37,020,850)	(6,613,399)	—	(1,754,668,990)
	Interest paid	(182,171,676)	—	(4,790,146)	—	(186,961,822)
Movements that do not represent cash flows	Total cash flows from financing activities	(842,318,402)	226,871,250	(11,403,545)	37,803,988	(589,046,709)
	Sales of subsidiaries	—	—	(1,450,648)	—	(1,450,648)
	Movements in fair value	—	(792,940)	—	(23,814,586)	(24,607,526)
	Foreign currency translation differences	53,561,223	58,670,485	20,751,687	(34,664,273)	98,319,122
	Financial costs (1)	192,928,894	4,081,277	6,810,965	(21,188)	203,799,948
	New leases	—	—	61,996,854	—	61,996,854
	Other Movements	199,101,144	(199,180,908)	(681,835)	—	(761,599)
	Closing balance as of December 31, 2022	484,932,624	3,330,899,969	235,685,555	(56,790,534)	3,994,727,614

	Detail by category
	Payables due to related parties	428,466,443	1,147,096,713	—	—	1,575,563,156
	Interest-bearing loans	55,977,988	2,138,411,462	—	—	2,194,389,450
	Cash flow hedges	488,193	45,391,794	—	(56,790,534)	(10,910,547)
	Lease liabilities	—	—	235,685,555	—	235,685,555
	Closing balance as of December 31, 2022	484,932,624	3,330,899,969	235,685,555	(56,790,534)	3,994,727,614

(1) Relates to accrual of interest.

7.    OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2024 and 2023 is as follows:

	Current		Non-current
	12-31-2024	12-31-2023	12-31-2024	12-31-2023
Other Financial Assets	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value through profit or loss	—	—	2,319,881	—
Financial assets at fair value through other comprehensive income	127,854	127,854	2,326,422	2,326,466
Financial assets measured at amortized cost	10,807,718	9,552,991	—	—
Hedging derivatives	8,582,940	58,009,661	—	9,275,919
Non-hedging derivatives	—	46,128	—	—
Total	19,518,512	67,736,634	4,646,303	11,602,385

8.    OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)	Other non-financial assets

The detail of other non-financial assets as of December 31, 2024 and 2023 is as follows:

	Current		Non-current
Other non-financial assets	12-31-2024	12-31-2023	12-31-2024	12-31-2023
	ThCh$	ThCh$	ThCh$	ThCh$
Value-added tax fiscal credit and other taxes	77,391,041	41,702,626	119,922,021	209,515,973
Prepaid expenses	71,246,247	55,689,522	—	—
Water right credits	—	—	18,220,080	14,419,852
Spare-parts with a consumption schedule of more than 12 months	—	—	7,441,985	8,399,351
Guarantee deposits	—	—	1,773,050	3,953,515
Other	4,526,093	3,105,177	1,240,687	2,105,173
Total	153,163,381	100,497,325	148,597,823	238,393,864

b)	Other non-financial liabilities

The detail of other non-financial liabilities as of December 31, 2024 and 2023 is as follows:

	Current		Non-current
Other non-financial liabilities	12-31-2024	12-31-2023	12-31-2024	12-31-2023
	ThCh$	ThCh$	ThCh$	ThCh$
Value-added tax fiscal credit and other taxes	31,913,026	19,661,207	—	—
Deferred revenue from energy sales (1)	17,031,808	13,531,953	36,463,050	52,287,807
Deferred revenue from transfer of networks	7,080,104	1,952,515	—	—
Deferred revenue from retail businesses	6,825,691	4,795,903	—	—
Deferred revenue from other services	278,261	1,474,276	18,896	—
Deferred revenue from connections	251,784	417,852	—	—
Deferred revenue from lighting services	124,969	481,053	—	—
Reimbursable financial contributions	167,700	120,124	771,590	932,176
Other	63,955	—	357,727	—
Total	63,737,298	42,434,883	37,611,263	53,219,983
(1)	Prepaid income related to energy sales contracts.

9.    TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2024 and 2023 is as follows:

	Current		Non-current
Trade and Other Receivables, Gross	12-31-2024	12-31-2023	12-31-2024	12-31-2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross (1)	1,585,696,074	1,526,741,488	1,162,097,195	916,729,235
Trade receivables, gross	1,502,576,369	1,427,709,524	1,065,146,628	775,262,173
Accounts receivable due from finance leases, gross	18,396,542	20,755,542	92,119,034	137,964,743
Other receivables, gross	64,723,163	78,276,422	4,831,533	3,502,319

	Current		Non-current
Trade and Other Receivables, Net	12-31-2024	12-31-2023	12-31-2024	12-31-2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	1,489,965,233	1,449,294,549	1,159,251,669	903,678,141
Trade receivables, net	1,419,662,852	1,361,832,944	1,063,420,598	763,183,696
Accounts receivable due from finance leases, gross	18,232,819	20,615,588	90,999,538	136,992,126
Other receivables, net	52,069,562	66,846,017	4,831,533	3,502,319
(1)	The detail of other accounts receivable is as follows:

	Current		Non-current
Other receivables, net (1)	12-31-2024	12-31-2023	12-31-2024	12-31-2023
	ThCh$	ThCh$	ThCh$	ThCh$
Receivables from employees	14,909,003	13,898,223	3,742,925	2,131,377
Advances to suppliers and creditors	16,531,678	39,345,695	517,077	515,827
Insurance receivable	1,992,920	—	—	—
Other receivables for deposits in transit and others	14,702,735	9,662,938	—	—
Other	3,933,226	3,939,161	571,531	855,115
Total	52,069,562	66,846,017	4,831,533	3,502,319

a.1) Increase in trade accounts receivable, gross:

a.1.i) As of December 31, 2024, the main variation was in current trade receivables, which increased ThCh$74,866,845 compared to December 31, 2023. This variation is mainly explained by the following factors: (i) an increase of ThCh$714,522,538 generated in the period as a result of the application of the laws that establish tariff stabilization mechanisms for regulated customers; (ii) a decrease of ThCh$634,286,049, as a result of sales of receivables generated as a consequence of the application of Law No. 21,472 (see section a.2.II of this Note - detail of sales).

a.1.ii) As of December 31, 2024, non-current trade receivables increased by ThCh$289,884,455 compared to the end of 2023. This is mainly explained by (i) ThCh$294,999,809 of increase due to the application of the laws that establish tariff stabilization mechanisms for regulated customers; and (ii) ThCh$8,500,074 due to lower energy sales to regulated customers.

General background:

Law No. 21,185

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

The limit of US$1,350 million in receivables from regulated customers established by Law No. 21,185, which created a Transitory Mechanism to Stabilize Prices for that customer segment (see Note 9.a.1.ii) was reached in January 2022.

Law No. 21,472

On August 2, 2022, Law No. 21,472 was published, which created a price stabilization fund and established a new temporary price stabilization mechanism for regulated customers.

Law No. 21,472 established the CPM aimed at paying differences resulting between the prices of the respective regulated supply contracts and the stabilized price. These differences will be covered by a temporary fund of US$1,800 million through a new instrument known as a Payment Document (described below), issued monthly by the General Treasury to electricity generation companies, denominated in U.S. dollars, adjustable, transferable, with a maximum maturity date of December 2032 and state guarantee. It should be noted that all fund balances generated that are over the  US$1,350 million limit under Law No. 21,185, are recognized as part of the CPM established in Law No. 21,472.

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

Exempt Resolutions Nos. 86 and 334 issued in 2023 establish technical provisions for the implementation of Law No. 21,472, among which the General Treasury will issue transferable order credit instruments (the “Payment Documents”), allowing the bearer to collect the reimbursement of certain amounts owed arising from the application of the Law No. 21,472 and the new energy price stabilization mechanism, along with interest recognized in the above-mentioned Payment Documents from the General Treasury, on the dates established therein. This makes it possible to settle receivables associated with the implementation of Law No. 21,472.

During February 2024, the limit of US$ 1,800 million of receivables from regulated customers established by Law No. 21,472 was reached.

Law No.21,667

On April 30, 2024, Law No. 21,667 was published, which introduces the following:

-	Allows generation companies to avoid accumulating further debt, as the tariffs for customers subject to price regulation will gradually return to the actual costs of energy and power prices.
-	Generation companies will recover the balances generated by Laws No. 21,185 and No. 21,472, the PEC and MPC stabilization mechanisms, respectively.
-	Increases the CPM fund to US$ 5.5 billion, of which an additional US$ 3.7 billion will have a 30% government guarantee. These balances must be repaid no later than December 31, 2035.
-	The most vulnerable users will be protected through the creation of an electricity subsidy.

On the other hand, customers with monthly consumption of more than 350 kWh-month will pay the real price of energy and power as from the publication of the average node price decree corresponding to the first semester 2024 plus an additional charge (CPM charge) that will allow extinguishing the debt accumulated by the PEC and CPM. At the same time, customers with consumption less than or equal to 350 kWh-month will pay the real price of energy and power as from the publication of the decree corresponding to the second semester 2024 and, as from the decree of the first semester 2025, the CPM charge will be added.

After eliminating transactions between related companies, the accounting effects recorded by the Group are summarized as follows:

-	Classification as current in trade receivables of ThCh$297,654,047 as of December 31, 2024 (ThCh$434,804,901 as of December 31, 2023).

-	Classification as non-current in trade receivables of ThCh$1,046,288,601 as of December 31, 2024 (ThCh$750,565,211 as of December 31, 2023) and suppliers for energy purchases ThCh$965,522,118 as of December 31, 2024 (ThCh$595,066,548 as of December 31, 2023). See Note 24.
-	Higher finance income of ThCh$6,236,847 for the year ended December 31, 2024 (ThCh$6,108,432 and ThCh$7,455,121 for the years ended December 31, 2023 and 2022, respectively). See Note 34.
-	Higher finance costs of ThCh$3,427,073 for the year ended December 31, 2024 (ThCh$3,363,744 and ThCh$2,235,708 for the years ended December 31, 2023 and 2022, respectively). See Note 34.
-	Net loss from foreign currency translation differences of ThCh$58,202,166 December 31, 2024, (foreign exchange gain of ThCh$15,627,555 and ThCh$4,801,364 for the years ended December 31, 2023 and 2022, respectively), due to the dollarization of receivables pending invoicing. See Note 34.

The aforementioned trade and non-trade concepts, while included in the model to determine impairment losses (see Note 3.g.3), have no significant impact as of December 31, 2024 and 2023, due to the nature of these items: invoices not yet issued, invoices not yet due, or past due invoices within normal business ranges.

a.2) Assignment of rights and sale of trade receivables

I.	Distribution Segment
•	In December 2020, December 2023 and January 2024, Enel Distribución Chile entered into framework agreements with Inter-American Investment Corporation (IDB Invest), Banco BCI and Banco Santander, respectively, by virtue of which, from time to time and during the term of such agreements, our subsidiary Enel Distribución Chile may assign the collection rights it holds , including a portion of accounts receivable for energy sales made to certain customer segments. The contract with IDB Invest expired in December 2024. As of December 31, 2024, collection rights were assigned for ThCh$696,873,816 (ThCh$508,366,460 as of December 31, 2023 and ThCh$390,202,619 as of December 31, 2022). According to the accounting criteria described in Note 3.g.6, cash inflows have led to the derecognition of receivables and the recognition of finance costs of ThCh$10,237,182 (ThCh$10,653,582 as of December 31, 2023 and ThCh$9,535,442 as of December 31, 2022).

As indicated above, Enel Distribución Chile can continue to make new transfers of collection rights from time to time. The completion of additional transfers of collection rights will depend on Management’s analysis and ongoing evaluation of the cash needs and market conditions.

II.	Generation Segment
•	On January 20, 2021, our subsidiaries Enel Generación Chile and Enel Green Power Chile signed a “Joinder”, whereby they became parties to the “Commitment and Engagement Letter” dated December 31, 2020, which is subject to foreign governing law. The “Commitment and Engagement Letter” was entered into by Goldman Sachs & Co. LLC and Goldman Sachs Lending Partners LLC, among others. Subsequently, on January 29, 2021, Enel Generación Chile and Enel Green Power Chile entered into a “Commitment Agreement” (also subject to foreign governing law), with IDB Invest. The purpose of these agreements is to regulate the terms and conditions for the sale and assignment, by Enel Generación Chile and Enel Green Power Chile of balances generated in their favor (the “Balances”) by applying the transitional electricity price stabilization mechanism to customers who are subject to tariff rate regulation, as established by Law No. 21,185.

Pursuant to the terms and conditions established in the “Sale and Purchase Agreement” (also subject to foreign governing law), entered into and between Enel Generación Chile S.A., Enel Green Power Chile and Chile Electricity PEC SpA., assignments of Balances may be made by Enel Generación Chile and Enel Green Power Chile from time to time, in favor of Chile Electricity PEC SpA, an unrelated entity which was specifically incorporated for this purpose.

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

In addition, on June 18, 2021, Enel Generación Chile and Enel Green Power Chile entered into amendments to the aforementioned “Commitment Agreements” entered into with the IDB Invest. The main purpose of these amendments is to recognize new groups of Balances that the companies may sell and assign to Chile Electricity PEC SpA, as well as to make adjustments to reflect the incorporation of a third financing provider to Chile Electricity PEC SpA. Likewise, on June 21, 2021, Enel Generación Chile, Enel Green Power Chile, Goldman Sachs & Co. LLC and Goldman Sachs Lending Partners LLC, among others, agreed to modify the aforementioned “Commitment and Engagement Letter”, to reflect the incorporation of certain entities of the Allianz Group as holders of promissory notes issued by Chile Electricity PEC SpA.

On June 21, 2021, Enel Generación Chile, Enel Green Power Chile, and some entities of the Allianz Group signed a “Fee Letter”, detailing the commitments assumed by the Allianz Group entities to provide financing to Chile Electricity PEC SpA, among other matters, including its amendments. On the same date, Enel Generación Chile, Enel Green Power Chile, and Chile Electricity PEC SpA amended the aforementioned “Sale and Purchase Agreements” to regulate the terms and conditions of future sales of Balances that Enel Generación Chile and Enel Green Power Chile may decide to effect.

On August 14, 2023, Enel Generación Chile S.A. and Enel Green Power Chile S.A. entered into an agreement with the IDB Invest as the buyer. Under this agreement, they agreed to sell, assign, and transfer to IDB Invest certain Payment Documents related to Law No. 21,472, for an approximate amount of up to US$606 million for Enel Generación Chile S.A. and US$34.8 million for Enel Green Power Chile S.A.

Detail of sales and disposals:

-

On May 12, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Balances to Chile Electricity PEC SpA for a nominal value of approximately US$48 million (ThCh $38,226,668) and US$3 million (ThCh $2,377,174), respectively.

-

On August 30, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Payment Documents to IDB Invest for a nominal value of approximately US$294.8 million (ThCh$246,410,679) and US$17.2 million (ThCh $14,790,498), respectively.

-

On October 30, 2023, Enel Generación Chile and Enel Green Power Chile sold and transferred Payment Documents to IDB Invest with a nominal value of approximately US$ 15.9 million (ThCh $ 14,818,102) and US$1.03 million (ThCh $960,540), respectively.

-

On December 28, 2023, Enel Generación Chile and Enel Green Power Chile sold and transferred Payment Documents to IDB Invest with a nominal value of approximately US$14.7 million (ThCh$ 13,053,271) and US$0.95 million (ThCh$842,684), respectively.

-

On January 17, 2024, Enel Generación Chile and Enel Green Power Chile sold and transferred Payment Documents to IDB Invest with a nominal value of approximately US$14.2 million (ThCh$13,834,462) and US$0.9 million (ThCh$856,130), respectively.

-

On May 31, 2024, Enel Generación Chile and Enel Green Power Chile sold and transferred Payment Documents to IDB Invest with a nominal value of approximately US$50.8 million (ThCh$ 46,655,935) and US$3.6 million (ThCh$ 3,291,693), respectively.

-

On August 9, 2024, Enel Generación Chile and Enel Green Power Chile sold and transferred Payment Documents to IDB Invest with a nominal value of approximately US$12.7 million (ThCh$ 11,940,907) and US$1.0 million (ThCh$ 895,022), respectively.

-

On October 24, 2024, Enel Generación Chile and Enel Green Power Chile sold and transferred Payment Documents to IDB Invest with a nominal value of approximately US$592.5 million (ThCh$561,854,744) and US$21.4 million (ThCh$20,283,808), respectively.

As a result of the sales and transfers of Balances and Payment Documents described above for the year ended December 31, 2024 , Enel Generación Chile and Enel Green Power Chile did not recognize financial costs for the transfers (ThCh$7,210,573 and ThCh$446,556, respectively, for the year ended December 31, 2023 and ThCh$12,623,444 and ThCh$1,033,564, respectively, for the year ended December 31, 2022).

In addition, during 2024, Enel Generación Chile and Enel Green Power Chile conducted sales of short-term receivables, other than those originating from the application of Laws Nos. 21,185,  21,472 and 21,667, for a nominal value of ThCh$1,499,383,451 and ThCh$51,604,397, respectively, for the year ended December 21, 2024 (ThCh$1,280,073,680 and ThCh$40,417,845, respectively, for the year ended December 31, 2023), recognizing a financial cost of ThCh$9,088,544 and ThCh$467,705, respectively,  for the year ended December 31, 2024 (ThCh$11,759,416 and ThCh$402,208, respectively, for the year ended December 31, 2023 and ThCh$8,226,102 and ThCh$208,364, respectively, for the year ended December 31, 2022).

The financial cost implications as previously outlined for the segments of Distribution and Generation for the year ended December 31, 2024 total ThCh$19,793,431 (ThCh$30,472,335 and ThCh$31,626,916 for the years ended December 31, 2023 and 2022, respectively) (see Note 34 (5)).

a.3) Other

There are no restrictions on the disposal of these types of receivables in a significant amount.

The Group has one customer in the Generation segment whose sales represent 10% or more of its revenue for the years ended, December 31, 2024, 2023 and 2022. This customer corresponds to:

-	Compañía General de Electricidad S.A.

For amounts, terms and conditions related to receivables due from related parties, refer to Note 10.1.

b)	Financial lease receivables

As of December 31, 2024 and 2023, future collections on financial lease receivables are the following:

	12-31-2024			12-31-2023
	Gross	Interest	Present value	Gross	Interest	Present value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	21,400,056	3,003,514	18,396,542	25,892,541	5,136,999	20,755,542
From one to two years	14,919,310	1,440,666	13,478,644	15,166,099	1,765,693	13,400,406
From two to three years	12,758,599	1,071,743	11,686,856	13,046,179	1,268,723	11,777,456
From three to four years	10,537,170	789,057	9,748,113	11,136,437	829,245	10,307,192
From four to five years	8,997,568	548,372	8,449,196	8,983,791	274,262	8,709,529
More than five years	55,279,539	6,523,314	48,756,225	109,421,299	15,651,139	93,770,160
Total	123,892,242	13,376,666	110,515,576	183,646,346	24,926,061	158,720,285

The amounts correspond to the performance of public lighting projects, mainly for municipalities, and the fleet of electric buses for public transportation with their respective charging stations.

As of December 31, 2024, financial income from lease debtors reached ThCh$2,093,680 (ThCh$3,109,982 and ThCh$2,062,710 as of December 31, 2023 and 2022, respectively).

c)	As of December 31, 2024 and 2023, the analysis of past-due, unpaid trade receivables, but for which no impairment losses have been recorded, is detailed as follows:

	As of December 31,
	2024	2023
Trade receivables due and unpaid, but for which no impairment losses have been recorded	ThCh$	ThCh$
Less than three months	56,594,763	93,786,602
Between three and six months	34,855,466	49,053,096
Between six and twelve months	12,560,015	72,489,852
More than twelve months	26,130,770	90,256,399
Total	130,141,014	305,585,949

d)	The movement of impairment loss of trade receivables, determined according to Note 3.g.3, is detailed as follows:

Current and
Non-current
Trade receivables due and unpaid, with impairment losses	ThCh$
Balance as of January 1, 2023	89,205,444
Increases (decreases) for the year	10,773,445
Amounts written off	(9,460,991)
Increases (decreases) in foreign currency translation differences	1,801
Other	(21,666)
Balance as of December 31, 2023	90,498,033
Increases (decreases) of the year (1)	18,429,856
Amounts written off	(10,379,444)
Increases (decreases) in foreign currency translation differences	27,922
Balance as of December 31, 2024	98,576,367
(1)	Impairment losses on trade receivables amounted to ThCh$18,429,856 during 2024, representing a 71.07% compared to the previous year (See note 31(b)). This increase is mainly due to the Distribution and Networks Segment, primarily driven by a higher expected credit loss associated with residential customers.

Write-offs of doubtful accounts

The write-off of doubtful accounts is performed once all collections proceedings have been exhausted, including judicial proceedings, and proof of the debtors’ insolvency has been obtained. In the case of the Company’s Generation Segment, the process normally considers at least one year of proceedings. In the Company’s Distribution and Network Segment, the process takes less than 24 months. Overall, the risk of uncollectability and, therefore, the write-off of the Company’s customers, is limited. (See Notes 3.g.3 and 22.5).

e)	Additional Information:
-	Additional statistical information required by CMF Circular No. 715, dated February 3, 2012 (XBRL taxonomy). See Appendix 2.
-	Complementary information on trade receivables, see Appendix 2.1.

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

10.1 Balances and transactions with related parties

The balances of receivables and payable as of December 31, 2024 and 2023 are as follows:

a)	Receivables from related parties

						Current			Non-current
Taxpayer ID No.	Company	Country	Relationship	Currency	Transaction Description	12-31-2024	12-31-2023		12-31-2024	12-31-2023
						ThCh$	ThCh$		ThCh$	ThCh$
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	US$	Other Services	249,045	247,437	-	—	—
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	US$	IT Services	1,874,494	1,670,459	-	—	—
Foreign	Enel Generacion El Chocón S.A.	Argentina	Common Immediate Parent	US$	Engineering Services	16,754	14,748	-	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Engineering Services	17,671	15,555	-	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Other Services	2,218,800	1,859,584	-	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	IT Services	905,961	767,621	-	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Other Services	332,309	147,491	-	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Administrative Services	2,960,875	1,133,921	-	—	—
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Common Immediate Parent	US$	Other Services	83,764	67,307	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Technical Services	-	710,446	-	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Other Services	—	1,389,644	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Administrative Services	-	521,628	-	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associated	US$	Gas Purchase Advance	19,671,039	3,988,333	—	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Engineering Services	2,351,737	1,447,752	-	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Other Services	11,426	55,113	-	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other Services	-	12,748	—		—
Foreign	Enel North America Inc	United States	Common Immediate Parent	CLP	Other Services	233,615	224,177	-	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Other Services	68,271	22,741	-	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Other Services	525,325	492,226	-	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Commodity derivatives	2,120,908	23,737,063	-	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Engineering Services	694,913	615,499	-	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Technical Services	2,055,772	1,828,895	-	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Other Services	946,162	672,349	-	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Other Services	599,280	561,521	-	—	—
Foreign	Enel Innovation Hubs Srl	Italy	Common Immediate Parent	EUR	IT Services	35,461	111,271	-	—	—
Foreign	Enel Italia SrL.	Italy	Common Immediate Parent	EUR	Other Services	1,530,307	1,438,058	-	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other Services	297,171	278,448	-	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other Services	1,166,485	1,020,093	—	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other Services	58,104	54,443	-	—	—
Foreign	Enel Green Power Morocco	Morocco	Common Immediate Parent	EUR	Other Services	698,896	580,915	-	—	—
Foreign	Chinango S.A.C.	Peru	Common Immediate Parent	US$	Engineering Services	—	18,970	-	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	US$	IT Services	—	242,125	-	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	US$	Engineering Services	—	3,298,013	-	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	US$	Other Services	—	215,021	-	—	—
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	US$	Engineering Services	42,453	8,199	-	—	—
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	US$	Other Services	650,016	—	-	—	—
Foreign	EGP Magdalena Solar SA de CV	Mexico	Common Immediate Parent	US$	Engineering Services	366,322	—	-	—	—
Foreign	Energetica Monzon S.A.C.	Peru	Common Immediate Parent	US$	Engineering Services	—	804,311	-	—	—
		Total				42,783,336	50,274,125		—	—

b)	Payables to related parties

Taxpayer						Current		Non-current
ID No.	Company	Country	Relationship	Currency	Transaction Description	12-31-2024	12-31-2023	12-31-2024	12-31-2023
						ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Enel Argentina S.A.	Argentina	Common Immediate Parent	US$	Other Services	2,130	-	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	IT Services	96,815	85,066	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	Other Services	21,897	18,532	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Other Services	100,750	99,449	—	—
Foreign	Enel X Brasil Gerenciamento de Energia Ltda	Brazil	Common Immediate Parent	US$	IT Services	12,961	10,889	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Other Services	-	725,547	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	US$	Other Services	664,597	211,676	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Other Services	-	3,504,042	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Administrative Services	-	2,237,282	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associated	US$	Gas Purchase Advance	17,411,427	13,109,107	—	—
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Common Immediate Parent	US$	Other Services	830,054	845,605	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Other Services	204,123	86,671	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other Services	33,171	31,005	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Coal purchases	591,816	520,938	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Other Services	191,814	171,500	—	—
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	EUR	Other Services	1,273,957	713,663	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	IT Services	-	22,016	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	Other Services	671,338	323,962	—	—
Foreign	Enel Green Power North America Inc	United States	Common Immediate Parent	US$	Other Services	113,106	451,430	—	—
Foreign	Enel Green Power North America Inc	United States	Common Immediate Parent	US$	Technical Services	-	220,579	—	—
Foreign	Enel Finance International NV (*)	Netherlands	Common Immediate Parent	US$	Loan payable	166,505,078	146,577,056	1,015,904,873	1,034,791,219
Foreign	Cesi S.p.A.	Italy	Common Immediate Parent	EUR	Engineering Services	12,218	114,153	—	—
Foreign	Enel X Advisory Services S.r.L.	Italy	Common Immediate Parent	EUR	Technical Services	7,287	-	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Technical Services	506,009	1,973,905	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	IT Services	3,065,906	7,773,093	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Other Services	-	238,209	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Other Services	-	538,142	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Engineering Services	28,312	26,463	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Commodities derivatives	1,353,173	29,915,452	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Technical Services	1,461,321	5,084,420	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	IT Services	311,776	642,625	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	EUR	Engineering Services	707,985	653,225	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	US$	Other Services	-	245,139	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Technical Services	9,000,456	31,310,148	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Engineering Services	14,125,373	16,707,060	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Other Services	3,743,485	6,259,507	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	IT Services	2,241,694	7,680,812	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Other Services	—	325,943	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	IT Services	2,125,763	16,688,192	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Technical Services	2,532,327	8,393,271	—	—
Foreign	Enel Italia S.p.A	Italy	Common Immediate Parent	EUR	IT Services	695,578	714,721	—	—
Foreign	Enel Italia S.p.A	Italy	Common Immediate Parent	EUR	Other Services	2,059,352	1,919,621	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other Services	-	113,349	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Engineering Services	1,485,162	1,471,152	—	—
Foreign	Enel S.p.A.	Italy	Parent	CLP	Dividends	40,198,093	123,046,700	—	—
Foreign	Enel S.p.A.	Italy	Parent	US$	Dividends	2,264	1,988	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Technical Services	4,608,916	6,259,685	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	IT Services	2,486,018	2,924,035	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other Services	1,253,659	3,594,734	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Financial Guarantee Services	1,698,197	1,194,512	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other Services	-	113,027	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	IT Services	259,839	434,851	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Technical Services	13,582,828	14,627,961	—	—
Foreign	Gridspertise s.r.l.	Italy	Common Immediate Parent	EUR	IT Services	23,903	1,626,356	-	-
		Total				298,301,928	462,578,466	1,015,904,873	1,034,791,219

(*) See Note 10.1. d) and e) below.

c)	Significant transactions and effects on profit or loss:

The significant transactions with related companies that are not consolidated, are as follows:

					For the years ended December 31,
Taxpayer ID No.	Company	Country	Relationship	Transaction Description	2024	2023	2022
					ThCh$	ThCh$	ThCh$
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Gas Sales	—	22,404,257	180,214,107
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Fuel Consumption	—	(2,702,995)	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Provision of administration services and others	6,688,879	8,356,103	7,859,162
76.418.940-K	GNL Chile S.A.	Chile	Associated	Gas consumption	(223,839,011)	(214,830,783)	(443,243,955)
76.418.940-K	GNL Chile S.A.	Chile	Associated	Gas Sales	—	6,588,337	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	Technical Services	(5,806,595)	(4,857,322)	(3,545,918)
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	IT Services	(2,438,974)	(2,014,876)	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	IT Services	(3,089,468)	(3,274,480)	(1,254,045)
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	Technical Services	(3,035,638)	(3,483,451)	(2,260,739)
Foreign	Enel S.p.A.	Italy	Parent	Technical Services	(3,652,282)	(3,965,495)	(2,340,510)
Foreign	Enel S.p.A.	Italy	Parent	Financial expenses	(3,794,499)	(914,228)	—
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Commodity derivatives	(18,681,998)	156,461,363	36,940,008
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Gas Sales	19,224,275	—	166,792,281
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Technical Services	—	(1,477,536)	(1,492,743)
Foreign	Enel Finance International NV	Netherlands	Common Immediate Parent	Financial expenses	(63,392,975)	(56,576,882)	(72,578,171)
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Technical Services	(11,924,956)	(12,774,436)	(6,136,692)
Foreign	Gridspertise S.r.L.	Italy	Common Immediate Parent	Purchase of materials	—	(2,867,907)	—

The transactions detailed in the preceding table correspond to all transactions that exceed ThCh$2,000,000, by counterparty and nature of the transactions.

d)	Future undiscounted debt flows

The estimates of undiscounted cash flows for loans payable as of December 31, 2024 and 2023 are as follows:

					12-31-2024
					Maturity			Maturity
Taxpayer ID No.	Company	Country	Currency	Nominal Interest	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Enel Finance International NV	Netherlands	US$	2.91%	8,589,101	185,610,222	194,199,323	189,609,714	185,020,106	21,122,461	21,064,749	709,735,278	1,126,552,308
				Total	8,589,101	185,610,222	194,199,323	189,609,714	185,020,106	21,122,461	21,064,749	709,735,278	1,126,552,308

					12-31-2023
					Maturity			Maturity
Taxpayer ID No.	Company	Country	Currency	Nominal Interest	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Foreign	Enel Finance International NV	Netherlands	US$	2.89%	8,618,400	166,324,092	174,942,492	170,807,846	166,767,908	162,727,969	18,458,990	642,976,471	1,161,739,184
				Total	8,618,400	166,324,092	174,942,492	170,807,846	166,767,908	162,727,969	18,458,990	642,976,471	1,161,739,184

e)	Significant transaction
i.	In June 2019, Enel Chile entered into a revolving credit facility with Enel Finance International N.V. in US dollars for a total of US$50 million, initially at a LIBOR 1M, 3M or 6M variable rate plus a margin of 0.90% (transitioned to SOFR in June 2023), with monthly, quarterly or semiannual interest payments, and a maturity date of June 24, 2024. As of December 31, 2024 the revolving credit facility is no longer available, in accordance with the termination date established in the contract.

ii.	On March 11, 2020, Enel Finance International NV granted a loan in US dollars to Enel Chile for up to US$400 million, with a fixed interest rate of 3.30%, with the payment of interest every six months and a maturity date of March 11, 2030. The loan contracted by Enel Chile S.A. is a bullet maturity loan and can be repaid in advance, partially or in full, as established in the agreement. The debt balance as of December 31, 2024 amounts to US$400 million equivalent to ThCh$398,584,000 (US$400 million equivalent to ThCh$350,848,000 as of December 31, 2023). The accrued interest as of December 31, 2024 amounts to ThCh$4,055,592 (ThCh$3,569,878 as of December 31, 2023).
iii.	On April 1, 2021, Enel Chile S.A. entered into an SDG-Linked loan of US$300 million from Enel Finance International N.V. This loan has a fixed interest rate of 2.50% (which is subject to compliance with a reduction of greenhouse gas emissions (CO2) until December 2023), with semi-annual interest payments and maturing on April 1, 2031. The loan contracted by Enel Chile S.A. has a bullet maturity and can be repaid in advance, partially or totally, as established in the contract. As of December 31, 2024, the debt balance amounts to US$300 million equivalent to ThCh$298,938,000 (US$300 million equivalent to ThCh$263,136,000 as of December 31, 2023). As of December 31, 2024, the accrued interest amounts to ThCh$1,926,905 (ThCh$1,699,420 as of December 31, 2023). As of October 1, 2024, the rate increased by 0.05% due to the fact that at the end of 2023 the CO2 target planned by the company was not reached.
iv.	On April 1, 2021, Enel Chile S.A. entered into an SDG-Linked revolving committed credit facility from Enel Finance International N.V. for US$290 million. This credit facility initially had a variable interest rate of LIBOR 1M, 3M or 6M + 1.00% margin, which is indexed to compliance with a reduction of greenhouse gas emissions to December 2023, with monthly, quarterly or semi-annual interest payments and maturity on April 1, 2026. During the effective period of the credit facility, Enel Chile S.A. will pay an annual availability fee equal to 35% of the margin on the undrawn amount. In June 2023, the Group successfully completed the LIBOR-SOFR transition of 100% of its financial and derivative contracts, in line with market standards. According to this change the current rate would be SOFR + margin (1.00%) + adjustment margin 1M (0.11448%), 3M (0.26161%) and 6M (0.42826%). On April 8, 2024, this line was drawn for an amount of US$190 million at a 1M SOFR rate, maturing on October 28, 2024, the same date on which the facility was repaid. On April 12, 2024, a new draw was made for an amount of US$100 million at SOFR 1M, maturing on October 28, 2024, the same date on which the draw was amortized. Because of to its revolving line characteristic, upon maturity, a decision will be made to renew or repay it, and it cannot be extended beyond the line's maturity date. As of December 31, 2024, the line is 100% available. Starting from April 2024 the rate increased by 0.05% because the CO2 target planned by the company was not achieved by the end of 2023.
v.	On June 30, 2021, the debt previously held by Enel Green Power S.A. was transferred to Enel Chile under the following conditions: the debt was refinanced by Enel Finance International N.V. for US$644 million, at a fixed interest rate of 2.82% per annum, with semi-annual interest payments (beginning on June 30, 2024) and maturing on December 31, 2027. The debt has a semi-annual amortization schedule, beginning on June 30, 2024 and voluntary prepayment with a “breakage cost”. On June 30, 2024, the first amortization of this debt was made, according to the contract schedule. The debt balance as of December 31, 2024, amounts to US$483 million, equivalent to ThCh$481,567,745 (US$644 million as of December 31, 2023, equivalent to ThCh$565,191,044). This debt does not have accrued interest as of December 31, 2024, since the payment of interest was made on December 30, 2024.

vi.	On September 30, 2021, Enel Chile S.A. entered into an SDG-Linked revolving committed credit facility from Enel Finance International N.V. for US$200 million. This credit line initially had a variable interest rate of LIBOR 1M, 3M or 6M + 1.15% margin (structured so that the interest rate relates to compliance with a reduction in the ratio of greenhouse effect gas emissions as of December 2023), with monthly, quarterly, or semi-annual interest payments, and maturing on September 30, 2025. During the effective period of the credit facility, Enel Chile S.A. will pay an annual availability fee equal to 30.0% of the margin on the undrawn amount. In June 2023, the Group successfully completed the LIBOR-SOFR transition of 100% of its financial and derivative contracts, in line with market standards. According to this change the current rate would be SOFR + margin (1.15%) + adjustment margin 1M (0.11448%), 3M (0.26161%) and 6M (0.42826%). On April 12, 2024, this line was drawn for an amount of US$200 million at SOFR 1M, being partially repaid for an amount of US$100 million on June 10, 2024, maturing on October 9, 2024, where US$50 million was repaid. The remaining balance of US$50 million was amortized on October 28, 2024. On June 25, 2024, a new drawdown was made for US$100 million at SOFR 1M, maturing on October 28, 2024, the same date on which the drawdown was amortized. As of December 31, 2024, the facility is not available, since it was closed early on December 30, 2024. As of April 22, 2024, the rate increased by 0.05% because the CO2 target planned by the company was not achieved by the end of 2023.
vii.	On May 31, 2023, Enel Chile S.A. entered into a committed revolving credit line with Enel Finance International N.V. in US dollars for a total of US$100 million, at a variable interest rate of Term SOFR 1M, 3M, or 6M plus a margin of 1.25%, with monthly, quarterly, or semi-annual interest payment, and draws can be made for periods of 1, 3, or 6 months, renewable until the final maturity on May 31, 2024. During the year 2024, no draws were made from the line. As of December 31, 2024, this line is no longer available, in accordance with the termination date established in the contract.
viii.	On March 28, 2024, Enel Chile S.A. entered into a committed revolving credit facility with Enel Finance International N.V. in US dollars for a total of US$700 million, at a variable interest rate of Term SOFR 1M, 3M or 6M plus a margin of 1.45%, with monthly, quarterly or biannual payment of interest, which can be drawn for periods of 1, 3 or 6 months, renewable until final maturity on March 28, 2026. During the period of availability, Enel Chile S.A. shall pay an annual availability fee equivalent to 35% of the margin on the undrawn amount. On April 12, there was a draw on this credit facility for the amount of US$100 million at a rate of SOFR 1M, and it was partially amortized in the amount of US$50 million on May 10, 2024, with the remaining balance of US$50 million amortized on June 10, 2024. On April 30, 2024, there was a new draw in the amount of US$200 million at a rate of SOFR 1M, which was partially amortized in the amount of US$50 million on May 31, 2024, and the remaining balance of US$150 million was renewed until August 23, 2024, where there was a new amortization of US$70 million. The remaining balance of US$80 million was amortized on September 23, 2024. As of December 31, 2024, the line is not available, since it was closed early on November 7, 2024.
ix.	On March 28, 2024, Enel Chile S.A. entered into a committed revolving credit facility with Enel Finance International N.V. in US dollars for a total amount of US$50 million, at a variable Term SOFR 1M, 3M or 6M interest rate, plus a 1.00% margin, with monthly, quarterly or biannual interest payment, which can be drawn for periods of 1, 3 or 6 months, renewable until the final maturity on March 28, 2027. During the period of availability, Enel Chile S.A. shall pay an annual availability fee equivalent to 30% of the margin of the undrawn amount. In turn, the contract contemplates an initial upfront fee payment corresponding to 0.5% of the committed amount. On July 5, 2024, this line was drawn in the amount of US$50 million at SOFR 1M, maturing on October 28, 2024, the date on which the facility was repaid. As of December 31, 2024, the facility is 100% available.

10.2 Board of directors and key management personnel

Enel Chile is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors in office as of December 31, 2024, and comprises the following people:

•	Mr. Marcelo Castillo Agurto
•	Mrs. María Teresa Vial Álamos
•	Mr. Pablo Cabrera Gaete
•	Mrs. Isabella Alessio
•	Mr. Salvatore Bernabei
•	Mr. Pablo Cruz Olivos

At the Ordinary Board Meeting held on April 29, 2024, Mr. Marcelo Castillo Agurto was elected as Chairman of the Board and Mr. Domingo Valdés Prieto as Secretary of the Board. As of November 15, 2024, the Board of Directors appointed Mr. Nicolás Lustig Falcón as the new Secretary of the Board of Directors, effective as of December 17, 2024, replacing Mr. Valdés who had resigned from his position. As of January 31, 2025, Mr. Lustig resigned from the Company and Ms. Josefa Rodríguez Benavente was appointed to replace him as Secretary of the Board of Directors.

The Directors’ Committee was also appointed during the same Board Meeting, which is governed by Law No. 18,046 and the Sarbanes-Oxley Act of 2022. This Committee comprises the Directors Mrs. Maria Teresa Vial Álamos, Mr. Pablo Cabrera Gaete, and Mr. Pablo Cruz Olivos. In accordance with the provisions of Circular No. 1,956 of the Financial Market Commission, we inform that Mr. Pablo Cabrera Gaete and Mr. Pablo Cruz Olivos are independent directors.

On April 29, 2024, the Company's Directors' Committee appointed Ms. Maria Teresa Vial Álamos as  Chair of the Directors’ Committee and Mr. Domingo Valdés Prieto as Secretary of the Directors’ Committee. As of December 17, 2024, the Directors' Committee appointed Mr. Nicolás Lustig Falcón as the new Secretary of the Committee. As of January 31, 2025, Mr. Lustig resigned from the Company and Ms. Josefa Rodríguez Benavente was appointed as Secretary of the Directors' Committee.

a)	Receivables and payable and other transactions
-	Receivables and payables

There are no outstanding balances receivable and payable between the Company and its Directors and Group Management.

-	Other transactions

There are no transactions other than remuneration between the Company and its Directors and Group Management.

b)	Guarantees given by the Company in favor of the directors

No guarantees have been given to the Directors.

c)	Compensation for directors

In accordance with Article 33 of Law No. 18,046 (Chilean Corporations Law), governing stock corporations, the compensation of Directors is established each year at the General Shareholders Meeting of Enel Chile S.A.

A monthly compensation, one part a fixed monthly fee and another part dependent on the number of meetings attended, shall also be paid to each member of the Board of Directors. This compensation is broken down as follows:

-	UF 216 as a fixed monthly fee in any event; and
-	UF 79.2 as a per diem for each Board meeting attended with a maximum of 16 sessions in total, whether ordinary or extraordinary, within the corresponding exercise.

According to the provisions of the bylaws, the compensation of the Chairman of the Board will be twice that of a Director.

In the event a Director of Enel Chile S.A. participates in more than one Board of Directors of domestic or foreign subsidiaries and/or affiliates, or acts as director or consultant for other domestic or foreign companies or legal entities in which Enel Chile S.A. has direct or indirect interest, he/she may receive remuneration only in one of said Board of Directors or Management Boards.

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

Directors’ Committee:

Each member will be paid monthly compensation, one part a fixed monthly fee and another part dependent on the  number of meetings attended.

This compensation is broken down as follows:

-	UF 72 as a fixed monthly fee in any event, and
-	UF 26.4 as a per diem for each Committee meeting attended, all with a maximum of 16 meetings in total, whether ordinary or extraordinary, within the corresponding year.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the years ended December 31, 2024, 2023 and 2022:

				December 31, 2024
Taxpayer ID No.	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	January - April 2024	80,905	-	-
4.461.192-9	Fernán Gazmuri Plaza	Director	January - April 2024	40,452	-	13,484
5.545.086-2	Luis Gonzalo Palacios Vasquez	Director	January - April 2024	40,452	-	13,484
4.774.797-K	Pablo Cabrera Gaete	Director	January - December 2024	136,004	-	44,332
12.627.794-6	Maria Teresa Vial Alamos	Director	April - December 2024	95,820		30,937
10.434.628-6	Pablo Cruz Olivos	Director	April - December 2024	95,820		30,937
9.973.492-2	Marcelo Castillo Agurto (1)	Chairman	April - December 2024	-	-	-
Foreign	Monica Girardi (2)	Director	January - September 2024	-	-	-
Foreign	Isabella Alessio	Director	January - December 2024	-	-	-
Foreign	Salvatore Bernabei	Director	January - December 2024	-	-	-
			TOTAL	489,453	-	133,174

				December 31, 2023
Taxpayer ID No.	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	January - December 2023	260,904	-	-
4.461.192-9	Fernán Gazmuri Plaza	Director	January - December 2023	130,452	-	42,531
4.774.797-K	Pablo Cabrera Gaete	Director	January - December 2023	130,452	-	42,531
5.545.086-2	Luis Gonzalo Palacios Vasquez	Director	January - December 2023	130,452	-	42,531
Foreign	Monica Girardi	Director	January - December 2023	-	-	-
Foreign	Isabella Alessio	Director	January - December 2023	-	-	-
Foreign	Salvatore Bernabei	Director	January - December 2023	-	-	-
			TOTAL	652,260	-	127,593

				December 31, 2022
Taxpayer ID No.	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	January - December 2022	250,419	-	-
4.461.192-9	Fernán Gazmuri Plaza	Director	January - December 2022	125,209	-	41,688
4.774.797-K	Pablo Cabrera Gaete	Director	January - December 2022	125,209	-	41,688
5.545.086-2	Luis Gonzalo Palacios Vasquez	Director	January - December 2022	125,209	-	41,688
Foreign	Monica Girardi	Director	January - December 2022	-	-	-
Foreign	Isabella Alessio	Director	January - December 2022	-	-	-
Foreign	Salvatore Bernabei	Director	January - December 2022	-	-	-
			TOTAL	626,046	-	125,064

(1)	Mr. Marcelo Castillo Agurto was elected as Chairman of the Board of Directors of the Company at the Ordinary Board Meeting held on April 29, 2024, a position previously held by Mr. Herman Chadwick Piñera.
(2)	On September 27, 2024, Mrs. Mónica Girardi submitted her resignation from the Company's Board of Directors.

10.3 Key management personnel

Enel Chile’s key management personnel as of December 31, 2024, is comprised of the following people:

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreign	Fabrizio Barderi (1)	Chief Executive Officer
Foreign	Giuseppe Turchiarelli (1)	Chief Executive Officer
Foreign	Simone Conticelli (1)	Administration Finance and Control Officer
Foreign	Giuseppe Turchiarelli (1)	Interim Administration Finance and Control Officer
13.903.626-3	Liliana Schnaidt Hagedorn (2)	Human Resources and Organization Manager
Foreign	Gaetano Manzulli (2)	Human Resources and Organization Manager
6.973.465-0	Domingo Valdés Prieto (3)	General Counsel and Secretary to the Board
8.664.305-7	Nicolás Lustig Falcón (3)	General Counsel and Secretary to the Board
16.261.687-0	Juan Francisco Díaz Valenzuela	Internal Audit Manager
27.965.892-2	Montserrat Palomar Quilez (4)	Sustainability and Relationship Manager
11.625.161-2	Pedro Urzúa Frei (4)	External Relations & Sustainability Officer

(1)	On January 25, 2024, Mr. Fabrizio Barderi submitted his resignation as Chief Executive Officer of the Company and remained in his role until February 29, 2024. Effective March 1, 2024, Mr. Giuseppe Turchiarelli assumed the position of Interim Chief Executive Officer, maintaining this appointment until May 1, 2024, when he took on the role of Chief Executive Officer of the Company on a permanent basis. Mr. Turchiarelli continued to serve as Interim Chief Financial Officer until September 30, 2024. Effective October 1, 2024, Mr. Simone Conticelli assumed the position of Chief Financial Officer.
(2)	On December 31, 2024, Ms. Liliana Schnaidt Hagedorn ceased to be Human Resources Officer of the Company, in her place Mr. Gaetano Manzulli was appointed, who assumed his position on January 1, 2025.
(3)	On December 16, 2024, Mr. Domingo Valdés Prieto ceased to be General Counsel of the Company, in his replacement Mr. Nicolás Lustig Falcón was appointed, who assumed his position on December 17, 2024. On January 31, 2025, Mr. Lustig resigned from the Company.
(4)	On March 31, 2024, Ms. Montserrat Palomar Quilez ceased to be a Sustainability and Relationship Manager of the Company. Effective April 1, 2024, Mr. Pedro Urzúa Frei assumed the position of External Relations & Sustainability Officer.

10.4 Compensation and incentive plans for key management personnel

Enel Chile has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of cash bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

For expatriate executives, compensation, annual bonus plans, and long-term incentives are subject to recharge agreements, so this cost has been borne by Enel Chile.

Compensation received by key management personnel are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	ThCh$	ThCh$	ThCh$
Remuneration	1,876,455	2,455,831	2,241,508
Short-term benefits for employees	371,839	345,548	261,306
Other long-term benefits	409,206	394,570	143,969
Total	2,657,500	3,195,949	2,646,783

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

11.  INVENTORIES

The detail of inventories as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
	ThCh$	ThCh$
Supplies for Production	11,858,656	13,856,303
Gas	1,852,864	1,852,864
Oil	10,005,792	12,003,439
Supplies for projects and spare parts	41,515,714	37,093,505
Electrical materials	11,794,203	7,812,071
Total	65,168,573	58,761,879

There are no Inventories pledged as debt compliance guarantees.

For the years ended December 31, 2024, 2023 and 2022, raw materials and supplies recognized as fuel cost amount to ThCh$334,665,363, ThCh$536,292,557 and ThCh$587,063,837, respectively. See Note 29.

12.   CURRENT TAX ASSETS AND LIABILITIES

a)	The composition of current tax receivables as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
Tax Receivables	ThCh$	ThCh$
Advance income tax payments	12,401,976	13,518,958
Credit for adsorbed tax profits	67,222,361	67,222,361
Tax credit for training expenses	596,162	374,138
Total	80,220,499	81,115,457
b)	The detail of current tax payables as of as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
Current tax liabilities	ThCh$	ThCh$
Income tax	189,070,151	160,107,212
Total	189,070,151	160,107,212

13.   INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

13.1. Investments accounted for using the equity method

The detail of the Group’s investees accounted for using the equity method and the movements for the years ended December 31, 2024 and 2023:

								Share of		Foreign	Other	Other	Balance as		Balance as
						Balance as of		Profit	Dividends	Currency	Comprehensive	Increase	of	Negative	of
Taxpayer ID					Ownership	1-1-2024	Additions	(Loss)	Declared	Translation	Income	(Decrease)	12-31-2024	Equity	12-31-2024
Number	Associates and Joint Ventures	Relationship	Country	Currency	Percentage	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Provision	ThCh$
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	19,668,637	—	9,176,565	—	3,224,455	—	—	32,069,657	—	32,069,657
76.014.570-K	Enel Argentina S.A.	Associate	Argentina	Argentine Peso	0.0793%	283,362	—	(40,782)	—	(30,912)	—	309,145	520,813	—	520,813
76.364.085-K	Energías Marina SpA	Associate	Chile	Chilean Peso	25.00%	58,859	—	54,434	—	—	—	—	113,293	—	113,293
77.374.847-0	HIF H2 SpA (1)	Joint venture	Chile	U.S. dollar	50.00%	—	—	(329,838)	—	(19,506)	—	—	(349,344)	349,344	—
77.569.067-4	Enel X Way Chile S.p.A. (2)	Associate	Chile	Chilean Peso	49.00%	5,342,927	—	(446,704)	—	—	—	(4,896,223)	—	—	—
					TOTAL	25,353,785	—	8,413,675	—	3,174,037	—	(4,587,078)	32,354,419	349,344	32,703,763

								Share of		Foreign	Other	Other	Balance as		Balance as
						Balance as of		Profit	Dividends	Currency	Comprehensive	Increase	of	Negative	of
Taxpayer ID					Ownership	1-1-2023	Additions	(Loss)	Declared	Translation	Income	(Decrease)	12-31-2023	Equity	12-31-2023
Number	Associates and Joint Ventures	Relationship	Country	Currency	Percentage	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Provision	ThCh$
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	12,404,147	—	6,688,098	—	576,392	—	—	19,668,637	—	19,668,637
76.014.570-K	Enel Argentina S.A.	Associate	Argentina	Argentine Peso	0.0793%	388,328	—	60,300	(68,676)	(252,284)	—	155,694	283,362	—	283,362
76.364.085-K	Energías Marina SpA	Associate	Chile	Chilean Peso	25.00%	—	98,222	61,702	—	(1,428)	—	(99,637)	58,859	—	58,859
77.374.847-0	HIF H2 SpA (1)	Joint venture	Chile	U.S. dollar	50.00%	—	—	(7,142)	—	(412)	—	—	(7,554)	7,554	—
77.569.067-4	Enel X Way Chile S.p.A.	Associate	Chile	Chilean Peso	49.00%	4,960,303	1,470,000	(1,100,870)	—	—	13,494	—	5,342,927	—	5,342,927
					TOTAL	17,752,778	1,568,222	5,702,088	(68,676)	322,268	13,494	56,057	25,346,231	7,554	25,353,785
(1)See Note 13.3.a).
(2)See Note 2.4.1.

13.2. Additional financial information on investments in associates

Financial information as of December 31, 2024 and 2023 of the main companies in which the Group exercises significant influence is as follows:

	As of December 31, 2024
	Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Investments with Significant Influence	Ownership %	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	174,668,445	1,851,304,512	298,739,430	1,631,024,554	1,045,888,202	27,529,696	9,673,371	37,203,067

	As of December 31, 2023
	Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
Investments with Significant Influence	Ownership %	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	144,820,356	1,776,749,121	251,678,137	1,610,885,427	1,042,145,056	20,064,295	1,729,184	21,793,479
Enel X Way Chile S.p.A.	49.00%	14,966,228	3,393,337	7,094,389	361,244	9,082,236	(2,246,673)	27,539	(2,219,134)

None of the Company’s associates have issued price quotations.

13.3. Joint ventures

The detail of the Group’s statements of financial position and statements of income of joint ventures as of December 31, 2024 and 2023, are as follows:

a)	HIF H2 SpA.:

	HIF H2 SpA
Ownership %	50.0%	50.0%
	12-31-2024	12-31-2023
	ThCh$	ThCh$
Total current assets	1,989	2,620
Total non-current assets	995	—
Total current liabilities	726,998	27,945
Cash and cash equivalents	1,989	2,620

Other fixed operating expenses	(659,674)	(14,278)
Profit (Loss)	(659,674)	(14,278)
Comprehensive income (Loss)	(659,674)	(14,278)

b)	Sociedad de Inversiones K Cuatro SpA:

Sociedad de Inversiones
K Cuatro SpA
Ownership %	50.0%
12-06-2022
ThCh$
Total current assets	237,410
Total non-current assets	59,474,494
Total current liabilities	1,927
Total non-current liabilities	886,326
Cash and cash equivalents	1,557

Other fixed operating expenses	(600,822)
Finance costs	(129)
Foreign currency translation gains (losses)	58,279
Income per adjustment units	3,497
Profit (loss)	(539,175)
Comprehensive income (Loss)	(539,175)

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

Sociedad de Inversiones K Cuatro SpA was awarded the public bid for the complementary bus supply service for the Public Transportation System of the Province of Santiago and the communities of San Bernardo and Puente Alto. Accordingly, it formed a special purpose vehicle known as Suministradora de Buses K Cuatro SpA. (hereinafter, the “Supplier”).

As a result of the aforementioned bid, the Supplier acquired 991 buses for subsequent leasing to Public Transport System operators. The approximate cost of this acquisition amounted to US$364 million plus VAT. The bidding terms established certain minimum capital obligations for the Supplier, and on May 13, 2022, the Supplier made a capital increase of US$63.5 million (ThCh$58,769,207), of which, pro rata to its new shareholding, Enel X Chile contributed US$31.5 million (ThCh$29,384,103) through Sociedad de Inversiones K Cuatro SpA.

On December 6, 2022, our subsidiary Enel X Chile completed the sale of its entire ownership interests in Sociedad de Inversiones K Cuatro SpA and Suministradora de Buses K Cuatro SpA.

On June 30, 2023, Enel X Chile received a payment of ThCh$14,821,848, representing 50% of the total sales amount. As of December 22, 2023, Enel X Chile received a payment of ThCh$14,840,706 for the remaining 50% of the total sales amount.

There are no significant commitments and contingencies, or restrictions to the availability of funds in associated companies and joint ventures.

14.  INTANGIBLE ASSETS OTHER THAN GOODWILL

The balances of this caption as of December 31, 2024 and 2023, are presented below:

	As of December 31,
	2024	2023
Classes of Intangible Assets, Gross	ThCh$	ThCh$
Intangible Assets, Gross	476,503,121	356,981,391
Development Costs	10,558,392	—
Easements and water rights	18,572,355	13,474,625
Concessions	83,104,814	72,236,123
Patents, registered trademarks and other rights	2,163,872	1,694,467
Software licenses	200,219,401	160,513,233
Intangible assets in development	149,465,477	99,173,455
Other Identifiable Intangible Assets	11,045,005	9,594,568
Contract costs	1,373,805	294,920

	As of December 31,
	2024	2023
Classes of Intangible Assets, Amortization and Impairment	ThCh$	ThCh$
Accumulated Amortization and Impairment, Total	(183,154,665)	(161,971,891)
Development Costs	(904,018)	—
Easements and water rights	(5,767,381)	(5,149,420)
Concessions	(22,991,263)	(18,032,743)
Patents, registered trademarks and other rights	(1,209,557)	(1,033,510)
Software licenses	(148,889,288)	(134,853,986)
Other Identifiable Intangible Assets	(2,868,156)	(2,840,144)
Contract costs	(525,002)	(62,088)

	As of December 31,
	2024	2023
Classes of Intangible Assets, Net	ThCh$	ThCh$
Intangibles Assets, Net	293,348,456	195,009,500
Development Costs	9,654,374	—
Easements and water rights	12,804,974	8,325,205
Concessions	60,113,551	54,203,380
Patents, registered trademarks and other rights	954,315	660,957
Software licenses	51,330,113	25,659,247
Intangible assets in development	149,465,477	99,173,455
Other Identifiable Intangible Assets	8,176,849	6,754,424
Contract costs	848,803	232,832

As of December 31, 2024 and 2023 the detail and movements of intangible assets other than goodwill were as follows:

	Development Costs	Easements and water rights	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Intangible assets in development	Other Identifiable Intangible Assets	Contract Costs	Intangible Assets, Net
Movements in Intangible Assets		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2024	—	8,325,205	54,203,380	660,957	25,659,247	99,173,455	6,754,424	232,832	195,009,500
Movements in identifiable intangible assets
Increases other than from business combinations	—	—	95,451	—	7,757,880	90,135,979	—	—	97,989,310
Increase (decrease) from foreign currency translation differences	493,000	788,424	7,382,449	—	23,764	6,009,595	1,188,164	—	15,885,396
Amortization (1)	(857,854)	—	(2,329,631)	(176,047)	(18,369,647)	—	(16,340)	(462,914)	(22,212,433)
Increases (decreases) from transfers and other Movements	—	—	—	711,405	36,263,275	(38,053,565)	—	1,078,885	—
Increases (decreases) from transfers		—	—	711,405	36,263,275	(38,053,565)	—	1,078,885	—
Argentina Hyperinflation Effect	—	—	—	—	—	—	6,899	—	6,899
Increase (decrease)	10,019,228	3,691,345	761,902	(242,000)	(4,406)	(7,799,987)	243,702	—	6,669,784
Total Movements in identifiable intangible assets	9,654,374	4,479,769	5,910,171	293,358	25,670,866	50,292,022	1,422,425	615,971	98,338,956
Closing balance as of December 31, 2024	9,654,374	12,804,974	60,113,551	954,315	51,330,113	149,465,477	8,176,849	848,803	293,348,456

	Development Costs	Easements and water rights	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Intangible assets in development	Other Identifiable Intangible Assets	Contract Costs	Intangible Assets, Net
Movements in Intangible Assets		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2023	—	8,186,463	62,011,030	890,094	36,629,420	77,287,560	6,436,696	—	191,441,263
Movements in identifiable intangible assets	—
Increases other than from business combinations	—	—	—	—	—	20,085,632	—	—	20,085,632
Increase (decrease) from foreign currency translation differences	—	138,742	1,174,512	—	4,729	475,048	336,562	—	2,129,593
Amortization (1)	—	—	(2,175,117)	(268,898)	(16,097,225)	—	(23,529)	(62,088)	(18,626,857)
Increases (decreases) from transfers and other Movements	—	—	—	39,761	5,121,836	(5,456,517)	—	294,920	—
Increases (decreases) from transfers	—	—	—	39,761	5,121,836	(5,456,517)	—	294,920	—
Dispositions and removal from service	—	—	(1,437)	—	(2,360)	(160,104)	—	—	(163,901)
Dispositions	—	—	—	—	—	(145,532)	—	—	(145,532)
Removal	—	—	(1,437)	—	(2,360)	(14,572)	—	—	(18,369)
Argentina Hyperinflation Effect	—	—	—	—	—		6,397	—	6,397
Increase (decrease)	—	—	(6,805,608)	—	2,847	6,941,836	(1,702)	—	137,373
Total Movements in identifiable intangible assets	—	138,742	(7,807,650)	(229,137)	(10,970,173)	21,885,895	317,728	232,832	3,568,237
Closing balance as of December 31, 2023	—	8,325,205	54,203,380	660,957	25,659,247	99,173,455	6,754,424	232,832	195,009,500

(3)	See Note 31.a).

As of December 31, 2024, the additions to intangible assets under development come mainly from Enel Green Power Chile for ThCh$81,447,827, corresponding to the internal development of Renewable Projects (Greenfield projects).

No impairment losses have been recognized as of December 31, 2024 and 2023. According to the estimates and projections of the Group’s Management, the cash flows projections attributable to intangible assets allow recovering the net value of these assets recorded as of December 31, 2024 (see Note 3 e).

15.  GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units and changes as of  December 31, 2024 and 2023:

Company	Cash Generating Unit	Opening Balance 01-01-2023	Foreign Currency Translation	Closing Balance 12-31-2023	Foreign Currency Translation	Closing Balance 12-31-2024
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Colina S.A.	Enel Colina S.A.	2,240,478	—	2,240,478	—	2,240,478
Enel Distribución Chile S.A.	Enel Distribución Chile	90,462,357	—	90,462,357	—	90,462,357
Enel Generación Chile S.A.	Generación Chile	756,642,815	—	756,642,815	—	756,642,815
Enel Green Power Chile S.A.	Enel Green Power Chile	24,845,615	617,178	25,462,793	3,464,440	28,927,233
Geotérmica del Norte	Enel Green Power Chile	93,290	2,317	95,607	13,008	108,615
Parque Eólico Talinay Oriente	Enel Green Power Chile	9,328,874	231,734	9,560,608	1,300,806	10,861,414
Total		883,613,429	851,229	884,464,658	4,778,254	889,242,912

According to the Group Management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of December 31, 2024 and 2023 (see Note 3 e).

The origin of the goodwill is detailed below:

1.	Enel Colina S.A.

On December 31, 1996, Enel Distribución Chile S.A acquired 100% of Empresa Eléctrica de Colina Ltda. (currently Enel Colina S.A.) from Inversiones Saint Thomas S.A., a company that is neither directly or indirectly related to Enel Distribución Chile S.A.

2.	Enel Distribución Chile S.A.

On November 2000, Enersis S.A. (currently Enel Américas S.A.) acquired through a public tender offer, an additional ownership interest of 25.4% in Enel Distribución Chile S.A., reaching 99.09% ownership.

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

On October 1, 2019, GasAtacama Chile S.A. merged with Enel Generación Chile S.A., with the latter being the legal surviving company. The resulting goodwill was directly recognized in Enel Generación Chile S.A.:

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

On September 1, 2013, Compañía Eléctrica San Isidro S.A. merged with Endesa Eco S.A., with the latter being the legal surviving company.

On November 1, 2013, Endesa Eco S.A. merged with Compañía Eléctrica Tarapacá S.A., with the latter being the legal surviving company.

On November 1, 2016, Compañía Eléctrica Tarapacá S.A. merged with GasAtacama Chile S.A., with the latter being the legal surviving company.

4.	Enel Green Power Chile S.A.

On March 26, 2013, Enel Green Power Chile S.A. acquired ownership interest in Parque Eólico Talinay Oriente S.A.

In addition, on August 6, 2001, Enel Green Power Chile S.A. acquired interests on the companies Empresa Eléctrica Panguipulli S.A. and Empresa Eléctrica Puyehue S.A., where subsequently Puyehue merged into Panguipulli and the latter became the legal surviving company. On July 1, 2020, Empresa Eléctrica Panguipulli S.A. was absorbed by Parque Eólico Taltal SpA and the latter became the legal surviving company. On August 1, 2020, Parque Eólico Taltal SpA merged with Almeyda Solar SpA and the latter became the legal surviving company. Finally, on January 1, 2021, Almeyda Solar SpA merged with Enel Green Power Chile S.A. and the latter became the legal surviving company.

16.  PROPERTY, PLANT AND EQUIPMENT

The following table sets forth the property, plant and equipment as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$
Property, Plant and Equipment, Gross	12,924,344,525	11,833,075,817
Construction in progress	2,279,619,377	2,471,906,134
Land	75,362,518	70,029,950
Buildings	1,004,446,360	820,488,268
Generation plant and equipment	8,036,764,066	7,025,101,427
Network infrastructure	1,348,527,373	1,283,066,501
Fixtures and fittings	155,623,189	141,407,876
Other property, plant, and equipment	24,001,642	21,075,661

	As of December 31,
	2024	2023
Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	ThCh$	ThCh$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(5,371,483,458)	(4,982,890,997)
Buildings	(223,059,218)	(190,875,178)
Plant and equipment	(4,484,514,221)	(4,168,517,659)
Network infrastructure	(544,436,473)	(513,708,508)
Fixtures and fittings	(95,653,705)	(89,015,209)
Other property, plant, and equipment	(23,819,841)	(20,774,443)

	As of December 31,
	2024	2023
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$
Property, Plant and Equipment, Net	7,552,861,067	6,850,184,820
Construction in progress	2,279,619,377	2,471,906,134
Land	75,362,518	70,029,950
Buildings	781,387,142	629,613,090
Generation plant and equipment	3,552,249,845	2,856,583,768
Network infrastructure	804,090,900	769,357,993
Fixtures and fittings	59,969,484	52,392,667
Other property, plant, and equipment	181,801	301,218

The composition and movements of the property, plant and equipment accounts during the years ended December 31, 2024 and 2023 are as follows:

	Construction in progress	Land	Buildings, Net	Generation Plant and Equipment Net	Network infrastructure, Net	Fixtures and Fittings, Net	Other property, plant and equipment, Net	Property, Plant and Equipment, Net
Movements in 2024	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2024	2,471,906,134	70,029,950	629,613,090	2,856,583,768	769,357,993	52,392,667	301,218	6,850,184,820
Increases other than from business combinations	522,711,445	—	-	11,072,923	3,332,300	-	—	537,116,668
Increases (decreases) from foreign currency translation differences	104,447,303	1,055,319	82,248,823	269,250,625	5,781,046	117,860	33,587	462,934,563
Depreciation (1)	—	—	(9,763,490)	(202,728,215)	(29,003,426)	(8,240,161)	(153,004)	(249,888,296)
Impairment losses recognized in income for the year (2)	(34,203,486)	—	—	—	—	—	—	(34,203,486)
Increases (decreases) from transfers and other movements	(782,091,137)	5,382,253	80,696,990	622,315,617	59,437,164	14,259,113	—	—
Increases (decreases) from transfers from construction in progress	(782,091,137)	5,382,253	80,696,990	622,315,617	59,437,164	14,259,113	—	—
Disposals and removals from service	(729,252)	(10,634)	—	(958,864)	(572,200)	(10,609)	—	(2,281,559)
Removals	(729,252)	(10,634)	—	(958,864)	(572,200)	(10,609)	—	(2,281,559)
Other increases (decreases)	(3,425,435)	(1,251,562)	(1,632,305)	(4,697,890)	(4,241,977)	1,196,034	—	(14,053,135)
Argentine hyperinflationary economy	1,003,805	157,192	224,034	1,411,881	—	254,580	—	3,051,492
Total movements	(192,286,757)	5,332,568	151,774,052	695,666,077	34,732,907	7,576,817	(119,417)	702,676,247
Balance as of December 31, 2024	2,279,619,377	75,362,518	781,387,142	3,552,249,845	804,090,900	59,969,484	181,801	7,552,861,067

	Construction in progress	Land	Buildings, Net	Generation Plant and Equipment Net	Network infrastructure, Net	Fixtures and Fittings, Net	Other property, plant and equipment, Net	Property, Plant and Equipment, Net
Movements in 2023	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2023	3,099,937,769	64,680,270	441,878,570	2,211,136,474	708,440,346	45,782,339	498,226	6,572,353,994
Increases other than from business combinations	734,471,374	92,938	9,906	25,281	2,410,658	-	—	737,010,157
Increases (decreases) from foreign currency translation differences	5,306,989	106,008	15,692,204	40,417,640	1,266,833	(467,418)	4,509	62,326,765
Depreciation	—	—	(25,464,456)	(153,690,399)	(35,239,266)	(6,788,472)	(187,984)	(221,370,577)
Impairment losses recognized in income for the year (3)	—	—	—	(7,023,888)	—	—	—	(7,023,888)
Increases (decreases) from transfers and other movements	(1,357,056,393)	6,891,887	351,945,261	890,133,064	94,453,986	13,632,195	—	—
Increases (decreases) from transfers from construction in progress	(1,357,056,393)	6,891,887	351,945,261	890,133,064	94,453,986	13,632,195	—	—
Disposals and removals from service	(1,832,639)	(1,280,569)	(43,824)	(1,445,026)	(414,606)	(129,978)	(22,200)	(5,168,842)
Disposals (4)	(1,369,868)	(66,882)	—	(880,411)	—	—	—	(2,317,161)
Removals	(462,771)	(1,213,687)	(43,824)	(564,615)	(414,606)	(129,978)	(22,200)	(2,851,681)
Decreases to be classified as held for sale (5)	(4,869,003)	—	(52,861,456)	(277,983,606)	—	2,751	8,667	(335,702,647)
Other increases (decreases)	(4,665,289)	(571,632)	(101,701,141)	153,850,501	(1,559,958)	—	—	45,352,481
Argentine hyperinflationary economy	613,326	111,048	158,026	1,163,727	—	361,250	—	2,407,377
Total movements	(628,031,635)	5,349,680	187,734,520	645,447,294	60,917,647	6,610,328	(197,008)	277,830,826
Balance as of December 31, 2023	2,471,906,134	70,029,950	629,613,090	2,856,583,768	769,357,993	52,392,667	301,218	6,850,184,820
(1)	See Note 31.a).
(2)	See Note 16 c) item vi).
(3)	Relates to a higher impairment loss on property, plant and equipment, mainly explained by the impairment of items of property, plant, and equipment related to the gas-fired unit of the Tarapacá Power Plant.
(4)	The main component is the sale of the Huasco Power Plant, by our subsidiary Enel Generación Chile, for ThCh$5,318,040, from which a gain of ThCh$3,808,947 was recognized (See Note 33).
(5)	See Note 5.

Additional information on property, plant and equipment, net

a)	Main Investments

The main additions to property, plant and equipment are related to investments in the Company’s networks and operating plants and new projects under construction. These investments totaled ThCh$2,279,619,377 and ThCh$2,471,906,134 as of December 31, 2024 and 2023, respectively.

In the Distribution Segment, the main investments are improvements in networks to optimize their operation, to enhance efficiency and quality of service level. The book value of these works in progress totaled ThCh$177,427,590 and ThCh$169,052,263, as of December 31, 2024 and 2023, respectively.

In the Generation Segment, investments include works towards the new capacity program. This includes:

(i)	Progress on the construction of the Los Cóndores Hydroelectric power plant, by Enel Generación Chile, which will use the resources from the Maule Lake and will have an installed capacity of approximately 150 MW. As of December 31, 2024 and 2023, the capitalized carrying amount of these works in progress amounted to ThCh$1,176,484,395 and ThCh$1,064,200,511, respectively.
(ii)	Progress on the Rihue, Don Humberto, Hijuelas, Graneros, Don Rodrigo, Valera, Maitencillo, Cabimas and La Pataguas projects, which together represent an installed capacity of approximately 1.35 GW, and are being executed by Enel Green Power Chile. The capitalized carrying amount of these projects amounted to ThCh$360,683,352 and ThCh$585,443,444, as of December 31, 2024 and 2023, respectively.

During 2024, Operación Finis Terrae II, El Manzano, La Cabaña and Las Salinas, came into operation, accumulating a carrying amount of ThCh$632,046,041 with installed capacity of 0.57 GW.

According to the accounting criteria described in Note 3.a), only those investments made in the generation projects described above qualify as assets eligible to capitalize interest. Together, these projects represent accumulated cash disbursements of ThCh$1,689,108,504 and ThCh$1,820,862,146 as of December 31, 2024 and 2023, respectively.

b)	Capitalized cost

b.1) Capitalized financial expenses in work-in-progress

As of December 31, 2024, the capitalized interest expense amounted to ThCh$85,267,021 (ThCh$81,447,057 and ThCh$83,292,276 as of December 31, 2023 and 2022, respectively (see Note 34)). As of December 31, 2024, the average financing rate ranged between 5.49% and 6.64% (5.29% and 6.08% as of December 31, 2023 and 5.93% and 6.17% as of December 31, 2022).

The increased interest capitalization is mainly explained by an improved performance of non-conventional renewable energy projects and by a greater continuity in the performance of the Los Cóndores project, which currently shows significant advancement. With respect to the Los Cóndores project, given the difficulties inherent to a project of this magnitude and the impacts related to COVID-19, which implied some suspensions in the execution of the project during the previous years, an update of the project schedule provided by Enel Generación Chile on July 27, 2020. As of December 31, 2024, the construction of the main elements of the civil works is practically completed and the project is in the testing stage.

b.2) Capitalized personnel expenses in work-in-progress

As of December 31, 2024, 2023 and 2022, the capitalized cost for personnel expenses directly related to constructions in progress amounted to ThCh$40,732,541, ThCh$39,629,466 and ThCh$44,569,685, respectively.

c)	Other information
(i)	As of December 31, 2024 and 2023, the Group maintained commitments for the acquisition of property, plant, and equipment amounting to ThCh$144,764,301 and ThCh$126,041,911, respectively.
(ii)	As of December 31, 2024 and 2023, Enel Chile had no property, plant, and equipment pledged as collateral for liabilities.

(iii)	The Group and its consolidated entities have insurance contracts that include all-risk, earthquake and machinery breakdown policies with a limit of €1,000 million (ThCh$1,029,830,750), and this coverage includes damages due to business disruption.

Additionally, the Group has civil liability insurance to cover third-party claims up to a limit of €400 million (ThCh$411,932,300) in case these claims are due to the rupture of any dams owned by the Company or its subsidiaries, as well as environmental civil liability to cover environmental damage claims up to €20 million (ThCh$20,596,615). The premiums associated with these policies are recorded proportionally to each company in the caption prepaid expense.

(iv)	Decarbonization plan

Development during 2019:

On June 4, 2019, the Company’s subsidiaries Enel Generación Chile and GasAtacama Chile entered into an agreement by which both companies, in line with their own sustainability strategy and strategic plan, and the Ministry of Energy, regulated how they would proceed to progressively eliminate the operations of the Tarapacá, Bocamina I and Bocamina II coal-fired generation units (hereinafter, Tarapacá, Bocamina I and Bocamina II).

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

(v)	As part of its decarbonization strategy, community engagement, and considering the current prevailing conditions in the increasingly competitive market with a growing investment in non-conventional renewable energies, the Company subjected its project portfolio to a thorough analysis. As a result of this process, at the end of the 2022 fiscal year, the Group decided to abandon certain projects it had been developing. As a consequence of the above, Enel Generación Chile had to impair assets by ThCh$22,912,146, mainly associated with thermal and hydroelectric projects, notably the Quintero and Vallecito projects. On the other hand, Enel Green Power Chile had to impair ThCh$29,887,851, an amount entirely associated with a geothermal project called El Tatio, which was under development in the Antofagasta region (see Note 32).
(vi)	At the end of 2024, Enel Green Power Chile recorded an impairment charge of ThCh$34,203,486 associated with the Las Salinas expansion project. This loss arises from a new assessment of the expected profitability of the project, which determined the decision to suspend it, at least temporarily, until existing conditions change and the project can be considered viable.

17.  INVESTMENT PROPERTY

As of December 31, 2024 and 2023, the detail and movements of investment property were as follows:

	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
Investment Property, Net, Cost Model	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2023	7,710,314	(362,052)	7,348,262
Depreciation expense (*)	—	(7,701)	(7,701)
Balance as of December 31, 2023	7,710,314	(369,753)	7,340,561
Owner-occupied real property transfers	(362,445)	197,776	(164,669)
Balance as of December 31, 2024	7,347,869	(171,977)	7,175,892

(*) See note 31.a).

During the years ended December 31, 2024 and 2023, no real estate property has been sold.

-	Fair value measurement and hierarchy

As of December 31, 2024 and 2023, the fair value of the investment amounted to ThCh$9,149,277 and ThCh$8,903,618, respectively. This value was determined based on independent appraisals.

The inputs used in this valuation are considered Level 3 for the purposes of the fair value hierarchy.

The fair value hierarchy for investment properties is the following:

	Fair value measured as of December 31, 2024
	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$
Investment properties	—	—	9,149,277

See Note 3.h.

The revenue and expenses derived from investment properties for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Income and expense from investment properties	ThCh$	ThCh$	ThCh$
Income derived from rental income from investment properties	114,879	88,179	131,531
Direct operating expenses from investment properties that generate rental income	(12,125)	(19,837)	(18,551)
Total	102,754	68,342	112,980

As of December 31, 2024 and 2023, there are no contracts for repairs, maintenance, acquisition, construction or development that represent future obligations for the Group.

The Group has obtained insurance policies to cover the possible risks to which the different elements of its real estate investments are exposed, as well as potential claims that may arise due to the performance of its activities, with the understanding that these policies sufficiently cover these risks.

18.  RIGHT-OF-USE-ASSETS

Right-of-use assets as of December 31, 2024 and 2023 are detailed as follows:

	Land	Buildings, Net	Other plants and equipment	Right-of-use assets, Net
Movements in 2024	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2024	227,690,973	24,539,131	16,822,451	269,052,555
New assets contracts, by right-of use	40,850,336	483,328	100,622	41,434,286
Increases (decreases) from foreign currency translation differences, net	11,949,673	2,222,138	147,298	14,319,109
Depreciation (1)	(11,117,090)	(5,304,825)	(6,946,334)	(23,368,249)
Retirements	(28,751,084)	(75,642)	—	(28,826,726)
Total movements	12,931,835	(2,675,001)	(6,698,414)	3,558,420
Closing balance as of December 31, 2024	240,622,808	21,864,130	10,124,037	272,610,975

	Land	Buildings, Net	Other plants and equipment	Right-of-use assets, Net
Movements in 2023	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2023	216,012,927	-	17,685,505	233,698,432
New assets contracts, by right-of use	16,726,443	30,477,107	—	47,203,550
Increases (decreases) from foreign currency translation differences, net	9,238,845	(635,842)	150,451	8,753,454
Depreciation	(7,094,687)	(5,286,457)	(1,013,505)	(13,394,649)
Retirements	—	(15,677)	—	(15,677)
Decreases for classification as held for sale (2)	(7,192,555)	—	—	(7,192,555)
Total movements	11,678,046	24,539,131	(863,054)	35,354,123
Closing balance as of December 31, 2023	227,690,973	24,539,131	16,822,451	269,052,555

(1)	See Note 31.a).
(2)	See Note 5.1.

As of December 31, 2024, the main right-of-use assets and lease liabilities derive mainly from land leases for the development of non-conventional renewable energy projects within the Enel Green Power Chile Group, in projects such as Altozano, Alwa, Las Salinas, Campos del Sol, Finis Terrae and La Cabaña, with remaining durations from 21 to 34 years, which accrue interest at an annual rate ranging from  0.7% to 5.49%.

The present value of future payments derived from those contracts is detailed as follows:

	As of December 31,
	2024			2023
	Gross	Interest	Present value	Gross	Interest	Present value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	37,568,810	10,682,691	26,886,119	33,002,320	8,864,127	24,138,193
From one to two years	22,416,134	11,079,596	11,336,538	18,156,807	8,625,314	9,531,493
From two to three years	21,679,403	10,207,030	11,472,373	17,614,228	7,964,453	9,649,775
From three to four years	21,526,710	9,770,031	11,756,679	17,420,525	7,839,832	9,580,693
From four to five years	21,535,925	9,375,862	12,160,063	17,509,738	7,494,285	10,015,453
More than five years	376,358,660	155,365,382	220,993,278	333,452,345	128,305,732	205,146,613
Total	501,085,642	206,480,592	294,605,050	437,155,963	169,093,743	268,062,220

a)	Short-term and low-value leases

The consolidated income statement for the years ended December 31, 2024, 2023 and 2022 include expenses of ThCh$6,711,205, ThCh$5,459,314 and ThCh$5,436,911, respectively, of which ThCh$6,488,688 correspond to short-term lease payments in 2024 (ThCh$4,612,939 in 2023 and ThCh$3,614,981 in 2022) and ThCh$222,517 related to leases with variable payment clauses in 2024 (ThCh$846,375 in 2023 and ThCh$1,821,930 in 2022), which are exempt from the application of IFRS 16 (see Note 3.f).

As of December 31, 2024, 2023 and 2022, the future payments arising from these contracts are as follows:

	As of December 31,	As of December 31,
	2024	2023
	ThCh$	ThCh$
Less than one year	932,468	1,102,423
From one to two years	—	—
From two to three years	—	—
From three to four years	—	—
From four to five years	—	—
More than five years	—	—
Total	932,468	1,102,423

19.  INCOME TAX AND DEFERRED TAXES

a)	Income taxes

The following are the components of income tax recorded in the consolidated statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThCh$	ThCh$	ThCh$
(Expense) / Current income tax	(231,442,764)	(163,618,437)	(394,133,842)
Adjustments to current tax from the previous period	(2,810,805)	(5,823,911)	(2,021,133)
(Expense) / Current tax (expenses) / benefit (related to cash flow hedges) (1)	165,985,007	(50,924,221)	39,826,484
Current tax expense, net	(68,268,562)	(220,366,569)	(356,328,491)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	33,339,998	(6,545,916)	(113,368,389)
Total deferred tax benefit / (expense)	33,339,998	(6,545,916)	(113,368,389)

Income tax (expense) /benefit	(34,928,564)	(226,912,485)	(469,696,880)
1)	The variation in 2024 is primarily explained by the discontinuation of accounting hedges associated with income directly related to the evolution of the U.S. dollar (see Notes 28.1 and 41.i).

The following table shows the reconciliation of the tax rate as of December 31, 2024, 2023 and 2022:

		2024		2023		2022
Reconciliation of Tax Expense	Tax Rate	ThCh$	Tax Rate	ThCh$	Tax Rate	ThCh$
Accounting profit before tax		225,971,535		906,925,876		1,778,680,669
Total tax expense using statutory rate	(27.00)%	(61,012,314)	(27.00)%	(244,869,987)	(27.00)%	(480,243,781)
Tax effect of rates applied in other countries	2.87%	6,494,366	(0.48)%	(4,360,505)	—	23,800
Tax effect of tax-exempt revenue and other positive effects impacting the effective rate	1.99%	4,507,592	0.39%	3,493,906	1.28%	22,736,630
Tax effect of non-deductible expenses for determining taxable profit (loss)	(5.55)%	(12,540,466)	(1.22)%	(11,104,171)	(3.20)%	(56,916,018)
Tax effect of adjustments to income taxes in previous periods	(1.24)%	(2,810,805)	(0.64)%	(5,823,911)	(0.11)%	(2,021,133)
Price level restatement for tax purposes (investments and equity)	13.47%	30,433,063	3.94%	35,752,183	2.63%	46,723,622
Total adjustments to tax expense using statutory rate	11.54%	26,083,750	1.98%	17,957,502	0.59%	10,546,901
Income tax expense	(15.46)%	(34,928,564)	(25.02)%	(226,912,485)	(26.41)%	(469,696,880)

The main temporary differences are described below.

b)	Deferred taxes

The origin of and changes in deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
Deferred Tax Assets/(Liabilities)	ThCh$	ThCh$	ThCh$	ThCh$
Depreciations	35,134,313	(274,313,481)	32,979,882	(276,533,506)
Obligations for post-employment benefits	7,417,814	(1,163,210)	6,570,506	(870,485)
Tax loss	85,530,119	—	81,812,529	—
Provisions	107,782,311	(1,022,258)	113,150,520	(658,777)
Decommissioning provision	54,445,753	—	58,885,329	—
Provision for civil contingencies	5,523,724	—	397,921	—
Provision for doubtful trade accounts	9,018,771	(1,018,706)	5,633,504	(658,777)
Provision of Human Resources accounts	12,661,427	—	12,407,422	—
Provision of services rendered by foreign companies	11,267,720	—	23,213,077	—
Other Provisions	14,864,916	(3,552)	12,613,267	—
Other Deferred Taxes	101,850,316	(143,872,577)	102,601,837	(153,895,661)
Capitalization of expenses for issuance of financial debt	—	(12,230,611)	—	(13,891,584)
Leasing Net effect	95,751,154	(100,183,767)	98,434,279	(112,975,882)
Gain from bargain purchase for tax purposes	—	(6,538,430)	—	(7,571,505)
Price-level Adjustment – Argentina	—	(24,531,765)	—	(19,381,132)
Other deferred taxes	6,099,162	(388,004)	4,167,558	(75,558)
Deferred tax assets/(liabilities) before compensation	337,714,873	(420,371,526)	337,115,274	(431,958,429)
Compensation deferred taxes assets/liabilities	(212,475,002)	212,475,002	(259,445,766)	259,445,766
Deferred tax assets/(liabilities) after compensation	125,239,871	(207,896,524)	77,669,508	(172,512,663)

		Movements
Recognized in other in comprehensive income	Net balance at January 1, 2024	Recognized in profit or loss	Recognized in others in comprehensive income	Incorporation of subsidiaries to the scope of consolidation (1)	Foreign currency exchange difference	Other increases (decreases)	Net balance as of December 31, 2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(243,553,624)	31,354,978	—	21,860	(27,002,382)	—	(239,179,168)
Obligations for post-employment benefits	5,700,021	(358,772)	823,925	—	89,430	—	6,254,604
Tax loss	81,812,529	(5,140,202)	—	1,502,766	7,355,026	—	85,530,119
Provisions	112,491,743	(8,184,470)	—	281,900	2,170,880	—	106,760,053
Decommissioning Provision	58,885,329	(5,500,309)	—	—	1,060,733	—	54,445,753
Provision for civil contingencies	397,921	5,125,803	—	—	—	—	5,523,724
Provision for doubtful trade accounts	4,974,727	3,016,864	—	—	8,474	—	8,000,065
Provision of Human Resources accounts	12,407,422	(138,132)	—	299,286	92,851	—	12,661,427
Provision of services rendered by foreign companies	23,213,077	(11,969,256)	—	—	23,899	—	11,267,720
Other provisions	12,613,267	1,280,560	—	(17,386)	984,923	—	14,861,364
Other deferred taxes	(51,293,824)	15,668,464	12	552,489	(6,363,676)	(585,726)	(42,022,261)
Capitalization of expenses for issuance of financial debt	(13,891,584)	1,660,973	—	—	—	—	(12,230,611)
Leasing Net effect	(14,541,603)	9,563,533	—	—	545,457	—	(4,432,613)
Gain from bargain purchase for tax purposes	(7,571,505)	1,433,149	—	—	(400,074)	—	(6,538,430)
Price-level Adjustment – Argentina	(19,381,132)	1,943,451	—	—	(6,508,358)	(585,726)	(24,531,765)
Other deferred taxes	4,092,000	1,067,358	12	552,489	(701)	—	5,711,158
Deferred tax assets/(liabilities)	(94,843,155)	33,339,998	823,937	2,359,015	(23,750,722)	(585,726)	(82,656,653)

(1)On August 1, 2024, Enel Chile subscribed a capital increase in Enel X Way Chile S.p.A., which was fully contributed on August 23, 2024. This capital increase implied that Enel Chile will increase its interest in Enel X Way Chile S.p.A. from 49% to 62.46%, becoming a subsidiary entity (see Note 2.4.1 iii).

		Movements
Recognized in other in comprehensive income	Net balance at January 1, 2023	Recognized in profit or loss	Recognized in others in comprehensive income	Transfers to groups held for sale (i)	Foreign currency exchange difference	Other increases (decreases)	Net balance as of December 31, 2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(292,769,199)	(3,379,536)	—	40,785,680	11,809,431	—	(243,553,624)
Obligations for post-employment benefits	6,331,315	(927,544)	7,323	—	288,927	—	5,700,021
Tax loss	86,090,908	(4,475,412)	—	—	197,033	—	81,812,529
Provisions	104,978,720	(8,171,796)	—	(610,519)	292,044	16,003,294	112,491,743
Decommissioning Provision	51,516,840	7,754,219	—	(610,519)	224,789	—	58,885,329
Provision for civil contingencies	2,080,890	(1,682,969)	—	—	—	—	397,921
Provision for doubtful trade accounts	4,067,205	906,882	—	—	640	—	4,974,727
Provision of Human Resources accounts	11,372,224	1,018,370	—	—	16,828	—	12,407,422
Provision of services rendered by foreign companies	—	—	—	—	—	23,213,077	23,213,077
Other provisions	35,941,561	(16,168,298)	—	—	49,787	(7,209,783)	12,613,267
Other deferred taxes	(37,770,609)	10,889,158	12	(89,772)	654,213	(24,976,826)	(51,293,824)
Capitalization of expenses for issuance of financial debt	(19,635,737)	5,744,153	—	—	—	—	(13,891,584)
Leasing Net effect	—	—	—	—	—	(14,541,603)	(14,541,603)
Gain from bargain purchase for tax purposes	(8,896,416)	1,393,557	—	—	(68,646)	—	(7,571,505)
Price-level Adjustment – Argentina	(11,526,750)	1,119,150	—	—	—	(8,973,532)	(19,381,132)
Other deferred taxes	2,288,294	2,632,298	12	(89,772)	722,859	(1,461,691)	4,092,000
Deferred tax assets/(liabilities)	(133,138,865)	(6,065,130)	7,335	40,085,389	13,241,648	(8,973,532)	(94,843,155)

(i) See Note 5.

Recovery of deferred tax assets will depend on whether sufficient taxable profits are obtained in the future. The Company’s Management believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

As of December 31, 2024 and 2023, the Group has accounted for all deferred tax assets associated with its tax losses (see Note 3.p).

Regarding temporary differences related to investments in consolidated entities and certain joint ventures, the Group has not recognized deferred tax liabilities associated with undistributed earnings, where the Group's position of control over such consolidated entities makes it possible to manage the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. As of December 31, 2024, the total amount of these taxable temporary differences, for which no deferred tax liabilities have been recognized, amounts to ThCh$1,187,784,722 (ThCh$1,044,776,794 as of December 31, 2023). In addition, deferred tax assets have not been recorded in relation to deductible temporary differences related to investments in consolidated entities and certain joint ventures for which they are not expected to reverse in the foreseeable future or taxable profits are not available for their use. As of December 31, 2024, such deductible temporary differences amount to ThCh$1,171,473,917 (ThCh$1,335,426,974 as of December 31,2023).

Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired, audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. Tax years potentially subject to examination are 2021 to 2023.

Because of the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, the Company’s Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the Group companies’ future results.

For the years ended December 31, 2024, 2023 and 2022, the current and deferred tax effects of the components of other comprehensive income attributable to owners of the Group and non-controlling interests are detailed below:

	2024			2023			2022
Deferred Income Tax Effects on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value with movements in other comprehensive income	(43)	12	(31)	(44)	12	(32)	(2)	1	(1)
Cash flow hedge	607,100,042	(165,985,007)	441,115,035	(188,608,231)	50,924,221	(137,684,010)	147,505,497	(39,826,484)	107,679,013
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	-	—	—	13,494	—	13,494	1,043,185	—	1,043,185
Foreign currency translation differences	146,781,406	—	146,781,406	54,024,068	—	54,024,068	18,994,934	—	18,994,934
Actuarial gains(losses) on defined-benefit pension plans	(3,051,575)	823,925	(2,227,650)	(27,122)	7,323	(19,799)	(7,304,757)	1,972,561	(5,332,196)
Income tax related to components of other income and expenses with a charge or credit in equity	750,829,830	(165,161,070)	585,668,760	(134,597,835)	50,931,556	(83,666,279)	160,238,857	(37,853,922)	122,384,935

The following table shows the reconciliation of deferred tax movements between balance sheet and income taxes in other comprehensive income as of December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
Deferred taxes of components of other comprehensive income	ThCh$	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	823,937	7,335	1,972,562
Income tax of movements in cash flow hedge transactions	(165,985,007)	50,924,221	(39,826,484)
Total income tax relating to components of other comprehensive income	(165,161,070)	50,931,556	(37,853,922)

20.  OTHER FINANCIAL LIABILITIES.

The balance of other financial liabilities as of December 31, 2024 and 2023 is as follows:

	Current		Non-current
	12-31-2024	12-31-2023	12-31-2024	12-31-2023
Other financial liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	61,229,866	542,220,313	2,368,746,913	1,897,563,167
Hedging derivatives (*)	22,461,567	72,793,962	5,215,190	6,949,774
Non-hedging derivatives (**)	14,145	640	—	—
Total	83,705,578	615,014,915	2,373,962,103	1,904,512,941

(*) See Note 23.2.a.

(**) See Note 23.2.b.

20.1 Interest-bearing borrowings

The details of current and non-current interest-bearing borrowings as of December 31, 2024 and 2023 are as follows:

	Current		Non-current
	12-31-2024	12-31-2023	12-31-2024	12-31-2023
Classes of Interest-bearing borrowings	ThCh$	ThCh$	ThCh$	ThCh$
Secured bank loans	4,012,112	2,709,891	761,536,580	433,297,280
Unsecured bank loans	691,291	132,507,740	149,469,000	131,568,000
Unsecured obligations with the public	56,526,463	407,002,682	1,457,741,333	1,332,697,887
Total	61,229,866	542,220,313	2,368,746,913	1,897,563,167

Bank borrowings by currency and contractual maturity as of December 31, 2024 and 2023 are as follows:

-	Summary of bank borrowings by currency and maturity

					12-31-2024
					Maturity			Maturity
Country	Currency	Effective Interest	Nominal Interest	Secured / Unsecured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than Five Years	Total Non-Current
		Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	5.40%	5.02%	Yes	925,082	3,087,030	4,012,112	42,304,447	55,769,899	57,335,950	58,978,660	547,147,624	761,536,580
Chile	CLP	6.00%	6.00%	No	3	—	3	—	—	—	—	—	—
Chile	US$	2.24%	2.24%	No	4,014	687,274	691,288	149,469,000	-	-	—	—	149,469,000
				Total	929,099	3,774,304	4,703,403	191,773,447	55,769,899	57,335,950	58,978,660	547,147,624	911,005,580

					12-31-2023
					Maturity			Maturity
Country	Currency	Effective Interest	Nominal Interest	Secured / Unsecured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than Five Years	Total Non-Current
		Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	4.89%	4.89%	Yes	—	2,709,891	2,709,891	—	21,489,439	32,548,640	33,094,962	346,164,239	433,297,280
Chile	CLP	3.05%	3.05%	No	163	—	163	—	—	—	—	—	—
Chile	US$	5.13%	5.13%	No	295,283	132,212,294	132,507,577	—	131,568,000	-	—	—	131,568,000
				Total	295,446	134,922,185	135,217,631	-	153,057,439	32,548,640	33,094,962	346,164,239	564,865,280

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2024 is ThCh$902,938,528 (ThCh$680,249,170 as of December 31, 2023). The borrowings have been categorized as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 3.h).

-	Summary of bank loans by borrower

											12-31-2024
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured (1)	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Non-current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander (Overdraft facility)	Chile	CLP	6.00%	6.00%	Upon expiration	No	3	—	3	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US$	5.91%	5.91%	Upon expiration	No	—	687,274	687,274	149,469,000	—	—	—	—	149,469,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	4.89%	4.89%	Annual	Yes	—	3,087,030	3,087,030	18,555,484	32,020,936	33,586,987	35,229,697	372,858,136	492,251,240
76.536.353-5	Enel Chile S.A.	Chile	Foreign	CitiBank N.A. London Branch	USA	US$	5.90%	5.15%	Biannual	Yes	925,082	—	925,082	23,748,963	23,748,963	23,748,963	23,748,963	174,289,488	269,285,340
76.536.353-5	Enel Chile S.A.	Chile	Foreign	DNB Bank ASA (Commitment fee)	Norway	US$	0.30%	0.30%	Upon expiration	No	1,246	—	1,246	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	CAF_VE (Commitment fee)	Venezuela	US$	0.50%	0.50%	Upon expiration	No	2,768	—	2,768	—	—	—	—	—	—
					Total						929,099	3,774,304	4,703,403	191,773,447	55,769,899	57,335,950	58,978,660	547,147,624	911,005,580

											12-31-2023
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured (1)	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Non-current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander (Overdraft facility)	Chile	CLP	6.00%	6.00%	Upon expiration	No	3	—	3	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	US$	5.71%	5.71%	Upon expiration	No	—	43,823,228	43,823,228	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US$	6.86%	6.86%	Upon expiration	No	—	677,066	677,066	—	131,568,000	—	—	—	131,568,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	4.89%	4.89%	Annual	Yes	—	2,709,891	2,709,891	—	21,489,439	32,548,640	33,094,962	346,164,239	433,297,280
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Banco Bilbao Viscaya Argentaria S.A NY Branch	USA	US$	6.37%	6.37%	Upon expiration	No	279,550	65,784,000	66,063,550	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Mizuho Bank LTD.	USA	US$	6.37%	6.37%	Upon expiration	No		21,928,000	21,928,000	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank (Commitment fee)	Chile	CLP	0.09%	0.09%	Upon expiration	No	160	—	160	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	SMBC (Commitment fee)	USA	US$	0.32%	0.32%	Upon expiration	No	15,733	—	15,733	—	—	—	—	—	—
					Total						295,446	134,922,185	135,217,631	—	153,057,439	32,548,640	33,094,962	346,164,239	564,865,280

(1)See Note 36.2.

20.2 Unsecured liabilities

The details of unsecured liabilities by currency and maturity as of December 31, 2024 and 2023, are as follows:

-	Summary of unsecured liabilities by currency and maturity

					12-31-2024
					Maturity			Maturity
		Effective Interest	Nominal Interest	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Country	Currency	Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.68%	7.05%	No	10,247,579	2,563,809	12,811,388	—	204,914,920	985,628,435	—	104,467,766	1,295,011,121
Chile	UF	6.01%	5.48%	No	—	43,715,075	43,715,075	42,914,901	42,914,901	42,470,675	34,429,735	—	162,730,212
				Total	10,247,579	46,278,884	56,526,463	42,914,901	247,829,821	1,028,099,110	34,429,735	104,467,766	1,457,741,333

					12-31-2023
					Maturity			Maturity
		Effective Interest	Nominal Interest	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Country	Currency	Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.08%	6.49%	No	9,020,288	355,950,646	364,970,934	—	—	180,244,202	865,156,308	91,174,497	1,136,575,007
Chile	UF	6.01%	5.48%	No	—	42,031,748	42,031,748	41,097,026	41,097,026	41,097,026	40,071,906	32,759,896	196,122,880
				Total	9,020,288	397,982,394	407,002,682	41,097,026	41,097,026	221,341,228	905,228,214	123,934,393	1,332,697,887

-	Summary of unsecured liabilities by debtor

											12-31-2024
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThCh$	More than 90 days	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-1	USA	US$	8.00%	7.87%	Upon expiration	No	6,731,556	—	6,731,556	—	204,914,920	—	—	—	204,914,920
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-2	USA	US$	8.80%	7.33%	Upon expiration	No	2,152,617	—	2,152,617	—	—	—	—	69,575,684	69,575,684
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-3	USA	US$	8.68%	8.13%	Upon expiration	No	1,363,406	—	1,363,406	—	—	—	—	34,892,082	34,892,082
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander -317 Series-H (1)	Chile	UF	7.17%	6.20%	Biannual	No	—	8,426,502	8,426,502	7,990,672	7,990,672	7,546,446	—	—	23,527,790
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander 522 Series-M (1)	Chile	UF	4.85%	4.75%	Biannual	No	—	35,288,573	35,288,573	34,924,229	34,924,229	34,924,229	34,429,735	—	139,202,422
76.536.353-5	Enel Chile S.A.	Chile	Foreign	BNY Mellon - Single	USA	US$	5.24%	4.88%	Upon expiration	No	—	2,563,809	2,563,809	—	—	985,628,435	—	—	985,628,435
								Total			10,247,579	46,278,884	56,526,463	42,914,901	247,829,821	1,028,099,110	34,429,735	104,467,766	1,457,741,333

											12-31-2023
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThCh$	More than 90 days	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-Current ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-1	USA	US$	8.00%	7.87%	Upon expiration	No	5,925,358	—	5,925,358	—	—	180,244,202	—	—	180,244,202
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-2	USA	US$	8.80%	7.33%	Upon expiration	No	1,894,811	—	1,894,811	—	—	—	—	61,106,625	61,106,625
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-3	USA	US$	8.68%	8.13%	Upon expiration	No	1,200,119	—	1,200,119	—	—	—	—	30,067,872	30,067,872
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Unica 24296	USA	US$	4.67%	4.25%	Upon expiration	No	—	353,693,888	353,693,888	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander -317 Series-H (1)	Chile	UF	7.17%	6.20%	Biannual	No	—	8,168,209	8,168,209	7,652,187	7,652,187	7,652,187	6,627,067	—	29,583,628
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander 522 Series-M (1)	Chile	UF	4.85%	4.75%	Biannual	No	—	33,863,539	33,863,539	33,444,839	33,444,839	33,444,839	33,444,839	32,759,896	166,539,252
76.536.353-5	Enel Chile S.A.	Chile	Foreign	BNY Mellon - Single	USA	US$	5.24%	4.88%	Upon expiration	No	—	2,256,758	2,256,758	—	—	—	865,156,308	—	865,156,308
								Total			9,020,288	397,982,394	407,002,682	41,097,026	41,097,026	221,341,228	905,228,214	123,934,393	1,332,697,887

1)

Related to liabilities associated with covenants (See Note 36.4. Financial Restrictions item 2. Financial Covenants), which amount to ThCh$162,730,212 as of December 31, 2024 and ThCh$196,122,880 as of December 31, 2023.

20.3 Secured liabilities

As of December 31, 2024 and 2023, there were no secured liabilities.

Fair value measurement and hierarchy

The fair value of the current and non-current secured and unsecured liabilities as of December 31, 2024 was ThCh$1,586,382,068 (ThCh$1,813,354,006 as of December 31, 2023). These liabilities have been categorized as Level 2 (see Note 3 h). It is important to note that these financial liabilities are measured at amortized cost (see note 3 g.4).

20.4 Hedged debt

The debt denominated in U.S. dollars held by the Group as of December 31, 2024 was equivalent to ThCh$0 (ThCh$1,134,993,280 as of December 31, 2023) and is related to future cash flow hedges for the Group’s U.S. dollar-linked operating revenues (see Note 3.g.5).

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2024 and 2023 due to exchange differences:

	For the years ended December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (income hedge) at the beginning of the year net	(341,729,245)	(313,681,107)	(281,553,799)
Foreign currency translation differences recorded in equity, net	(89,918,107)	(77,802,235)	(79,982,722)
Allocation of foreign currency exchange differences to profit or loss, net	431,647,352	49,754,097	47,855,414
Balance in hedging reserves (income hedge) at the end of the year net (i)	-	(341,729,245)	(313,681,107)

(i)

Considering the anticipated change in functional currency for Enel Generación Chile starting in 2025, these accounting hedges lose their effectiveness and, therefore, due to the change in risk management objectives, were prospectively discontinued. At the end of the 2024 fiscal year, the accumulated amount in the corresponding cash flow hedge reserves, where financial liabilities were defined as hedging instruments, amounted to ThCh $521,524,727, before taxes and minority interests. This amount was fully recognized as lower revenues for 2024 (see Notes 23.2.a, 28.1, and 41.i).

20.5 Other information

As of December 31, 2024, the Group has unconditional long-term credit lines available of ThCh$687,557,400 (ThCh$473,644,800 as of December 31, 2023).

20.6 Future undiscounted debt flows.

The following tables are the estimates of undiscounted flows by type of financial debt:

a)	Summary of secured and unsecured bank borrowings

			12-31-2024									12-31-2023
			Current			Non-Current						Current			Non-Current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	3.63%	12,442,991	38,020,251	50,463,242	241,207,402	94,561,862	93,247,890	91,726,554	703,736,625	1,224,480,333	4,328,459	148,032,780	152,361,239	32,578,347	179,751,687	50,591,710	50,497,511	465,392,457	778,811,712
Chile	CLP	6.00%	3	—	3	—	—	—	—	—	—	3	—	3	—	—	—	—	—	—
Total			12,442,994	38,020,251	50,463,245	241,207,402	94,561,862	93,247,890	91,726,554	703,736,625	1,224,480,333	4,328,462	148,032,780	152,361,242	32,578,347	179,751,687	50,591,710	50,497,511	465,392,457	778,811,712

b)	Summary of guaranteed and unsecured bonds

			12-31-2024									12-31-2023
						Non-Current						Current			Non-Current
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	7.05%	20,985,526	53,202,362	74,187,888	74,187,887	264,396,015	1,027,168,814	8,555,657	370,682,608	1,744,990,981	20,050,165	400,670,073	420,720,238	65,302,852	65,302,852	232,730,900	904,151,004	333,819,188	1,601,306,796
Chile	UF	5.48%	2,597,632	50,217,648	52,815,280	50,631,034	48,446,788	48,081,992	36,145,400	-	183,305,214	3,036,733	49,666,384	52,703,117	50,578,025	48,486,304	46,394,583	46,045,239	34,614,282	226,118,433
Total			23,583,158	103,420,010	127,003,168	124,818,921	312,842,803	1,075,250,806	44,701,057	370,682,608	1,928,296,195	23,086,898	450,336,457	473,423,355	115,880,877	113,789,156	279,125,483	950,196,243	368,433,470	1,827,425,229

21.  LEASE LIABILITIES

As of December 31, 2024 and 2023, the balance of lease liabilities is as follows:

	Current		Non-Current
Lease liability	12-31-2024 ThCh$	12-31-2023 ThCh$	12-31-2024 ThCh$	12-31-2023 ThCh$
Lease liability	26,886,119	24,138,193	267,718,931	243,924,027
Total	26,886,119	24,138,193	267,718,931	243,924,027

21.1. Individualization of Lease Liabilities

									12-31-2024
									Maturiry			Maturity
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Company	Country	Currency	Effective Interest Rate	Maturity	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	6,561	16,880	23,441	26,992	27,547	28,113	28,691	152,007	263,350
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	12,344	37,655	49,999	50,800	51,862	52,948	54,055	380,899	590,564
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	0.10%	Biannual	5,751	5,772	11,523	11,511	—	—	—	—	11,511
91.081.000-6	Enel Generación Chile S.A.	Chile	78.086.990-9	Inversiones San Isidro	Chile	UF	2.86%	Monthly	1,676	5,136	6,812	1,132	—	—	—	—	1,132
91.081.000-6	Enel Generación Chile S.A.	Chile	77.088.295-8	Consultoria y transpor.	Chile	UF	4.15%	Monthly	6,957	21,858	28,815	29,463	30,711	32,011	13,637	—	105,822
91.081.000-6	Enel Generación Chile S.A.	Chile	81.591.800-2	Cuerpo de bomberos Quillota	Chile	UF	2.86%	Monthly	1,341	4,109	5,450	906	—	—	—	—	906
96.800.570-7	Enel Distribución Chile S.A.	Chile	70.015.730-K	Mutual de Seguros de Chile	Chile	UF	1.91%	Monthly	22,828	60,424	83,252	96,813	—	—	—	—	96,813
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.596.523-3	Capital Investi	Chile	UF	1.91%	Monthly	18,703	55,272	73,975	85,303	—	—	—	—	85,303
96.800.570-7	Enel Distribución Chile S.A.	Chile	61.219.000-3	Empresa de Transporte de Pasajeros Metro S.A.	Chile	US$	5.99%	Annual	—	263,260	263,260	103,394	104,910	111,190	117,845	501,306	938,645
96.800.570-7	Enel Distribución Chile S.A.	Chile	99.530.420-1	Inmobiliaria Nialem S.A.	Chile	UF	0.40%	Monthly	57,590	—	57,590	18,868	—	—	—	—	18,868
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.013.489-9	Inversiones Don Issa Ltda.	Chile	UF	1.87%	Monthly	4,030	16,367	20,397	55,988	—	—	—	—	55,988
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.164.095-K	Inmobiliaria Mixto Renta Spa	Chile	UF	7.10%	Monthly	28,476	85,791	114,267	17,885	—	—	—	—	17,885
96.800.570-7	Enel Distribución Chile S.A.	Chile	78.844.390-0	Poliplast	Chile	UF	5.36%	Monthly	11,076	33,563	44,639	—	—	—	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.643.660-3	Inmobiliaria El Roble S.A.	Chile	UF	0.79%	Monthly	18,829	56,461	75,290	11,937	—	—	—	—	11,937
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.378.333-2	Inmobiliaria Fernandez	Chile	UF	7.13%	Monthly	25,617	68,673	94,290	76,043	—	—	—	—	76,043
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.409.056-k	ALD Automovile Ltda.	Chile	UF	5.29%	Monthly	8,912	26,837	35,749	33,839	—	—	—	—	33,839
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	EUR	5.01%	Annual	—	735,385	735,385	261,937	275,083	288,889	303,387	1,389,127	2,518,423
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	UF	3.13%	Annual	3,710,703	13,364,038	17,074,741	4,494,016	4,638,067	5,084,923	5,230,952	183,366,273	202,814,231
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.364.150-3	Inversiones Interover Sur S.A.	Chile	UF	3.83%	Annual	81,643	106,613	188,256	59,511	61,677	63,921	66,247	1,188,092	1,439,448
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.400.311-K	Fundo Los Buenos Aires SpA	Chile	UF	2.54%	Annual	284,771	—	284,771	103,379	106,006	108,699	111,460	1,133,906	1,563,450
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.704.494-2	Pablo Rioseco and Others	Chile	UF	4.94%	Annual	31,812	—	31,812	5,064	5,315	5,577	5,853	88,092	109,901
76.412.562-2	Enel Green Power Chile S.A.	Chile	10.249.202-1	Juan Rioseco and Others	Chile	UF	3.91%	Annual	43,399	—	43,399	11,154	11,706	12,285	12,892	152,727	200,764
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.704.494-2	Pablo Rioseco and Others	Chile	UF	4.94%	Annual	10,022	—	10,022	2,532	2,657	2,789	2,927	44,232	55,137
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.40%	Annual	129,565	—	129,565	22,309	23,412	24,570	25,785	245,784	341,860
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.94%	Annual	81,068	—	81,068	22,309	23,412	24,570	25,785	302,092	398,168
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.894.990-3	Orafti Chile S.A.	Chile	UF	4.94%	Annual	16,853	—	16,853	10,629	11,154	11,706	12,285	153,613	199,387
76.412.562-2	Enel Green Power Chile S.A.	Chile	78.201.750-0	Sociedad Agricola Parant	Chile	UF	4.94%	Annual	26,915	—	26,915	3,678	3,860	4,050	4,251	70,523	86,362
76.412.562-2	Enel Green Power Chile S.A.	Chile	4.595.479-K	Sucesión Aguilera Parada	Chile	UF	4.47%	Annual	243,013	—	243,013	63,775	66,928	70,237	73,710	967,179	1,241,829
76.412.562-2	Enel Green Power Chile S.A.	Chile	10.966.957-8	Macarena Rioseco	Chile	UF	3.91%	Annual	32,026	—	32,026	5,315	5,577	5,853	6,142	80,156	103,043
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.170.091-K	Multicenter SpA	Chile	UF	5.95%	Annual	—	550,881	550,881	210,717	628,078	—	—	—	838,795
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.423.282-6	Sociedad Agrícola La Cruz	Chile	UF	4.29%	Annual	2,284	—	2,284	—	—	—	—	—	—
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.064.627-K	Forestal Danco	Chile	UF	5.92%	Annual	—	58,928	58,928	304,104	94,694	100,299	106,234	5,748,397	6,353,728
76.412.562-2	Enel Green Power Chile S.A.	Chile	7.872.865-5	Paulina Camus Bories	Chile	UF	3.35%	Annual	—	8,415	8,415	53,500	56,045	59,119	62,358	227,610	458,632
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.629.120-6	Agricola Esmeralda	Chile	UF	5.30%	Annual	576,148	—	576,148	55,600	57,500	58,952	62,440	6,870,823	7,105,315
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.238.102-8	Crucero Este Uno SpA	Chile	UF	2.96%	Annual	—	27,781	27,781	41,572	42,233	42,904	43,586	721,343	891,638
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-8	Huertos Carmen Sociedad Agrícola Limitada	Chile	US$	3.61%	Annual	27,164	—	27,164	44,866	—	—	—	—	44,866
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Inversiones E Inmobiliaria Itraque S.A.	Chile	UF	3.70%	Annual	9,303	—	9,303	4,009	4,157	4,309	4,470	277,229	294,174
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.771.340-6	Agricola El Tapial Ltda.	Chile	UF	3.70%	Annual	—	27,797	27,797	14,231	14,756	15,303	15,869	631,645	691,804
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.121.031-K	Sergio Jose Retamal Iglesias	Chile	UF	5.72%	Annual	197,333	—	197,333	42,608	45,043	47,615	50,338	3,012,908	3,198,512
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.372.943-4	Francisco Javier Ovalle Irarrazabal	Chile	UF	3.70%	Annual	—	87,231	87,231	20,488	21,242	22,029	22,844	923,562	1,010,165
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.412.950-2	Inverko S.A.	Chile	UF	5.70%	Annual	45,907	—	45,907	30,266	30,675	31,089	31,508	747,391	870,929
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.745.330-7	Soc. Aagricola Ancona Ltda.	Chile	US$	0.07%	Annual	—	7,896	7,896	127,416	127,500	260,360	260,531	7,371,528	8,147,335
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-2	Huertos Carmen Soc. Agricola Lt.	Chile	US$	0.07%	Annual	1,987	—	1,987	28,974	17,328	—	—	—	46,302
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.769.393-1	Rentas Coquimbo SpA	Chile	UF	7.74%	Annual	28,373	—	28,373	—	—	—	—	—	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	76.248.317-3	Agricola Alto Talinay	Chile	EUR	4.61%	Annual	987,211	—	987,211	309,933	324,221	339,167	354,803	2,174,977	3,503,101
76.536.353-5	Enel Chile S.A.	Chile	76.203.473-5	Territoria Apoquindo S:A	Chile	UF	4.17%	Monthly	1,111,140	3,141,857	4,252,997	4,344,762	4,559,017	4,843,202	5,049,178	2,069,857	20,866,016
76.536.353-5	Enel Chile S.A.	Chile	96.839.400-2	Inversiones San Jorge	Chile	UF	4.34%	Monthly	58,231	43,677	101,908	17,010					17,010
			Total						7,967,562	18,918,557	26,886,119	11,336,538	11,472,373	11,756,679	12,160,063	220,993,278	267,718,931

									12-31-2023
									Maturiry			Maturity
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Company	Country	Currency	Effective Interest Rate	Maturity	Less than 90 days ThCh$	More than 90 days ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- Current
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	3,273	18,659	21,932	25,328	25,849	26,380	26,921	168,892	273,370
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	13,029	35,097	48,126	47,652	48,648	49,665	50,705	345,211	541,881
91.081.000-6	Enel Generación Chile S.A.	Chile	78.392.580-K	Agricola el Bagual Ltda.	Chile	UF	1.91%	Annual	12	—	12	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	99.527.200-8	Rentaequipos Tramaca S.A.	Chile	UF	0.83%	Monthly	144,477	—	144,477	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S A.	Chile	UF	0.83%	Monthly	11,524	—	11,524	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	0.10%	Biannual	5,503	5,505	11,008	11,017	11,027	—	—	—	22,044
96.800.570-7	Enel Distribución Chile S.A.	Chile	70.015.730-K	Mutual de Seguros de Chile	Chile	UF	1.91%	Monthly	15,030	63,461	78,491	86,028	85,784	—	—	—	171,812
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.596.523-3	Capital Investi	Chile	UF	1.91%	Monthly	18,343	51,879	70,222	70,327	64,227	—	—	—	134,554
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.253.641-2	Bcycle Latam S.P.A	Chile	CLP	6.24%	Annual	99,719	—	99,719	18,825	—	—	—	—	18,825
96.800.570-7	Enel Distribución Chile S.A.	Chile	61.219.000-3	Empresa de Transporte de Pasajeros Metro S.A.	Chile	US$	5.99%	Annual	—	327,729	327,729	82,209	87,130	92,345	97,873	755,674	1,115,231
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.565.580-8	Compañia de Leasing Tattersall S. A.	Chile	UF	1.41%	Monthly	13,244	—	13,244	—	—	—	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	99.530.420-1	Inmobiliaria Nialem S.A.	Chile	UF	0.40%	Monthly	19,352	165,114	184,466	91,981	—	—	—	—	91,981
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.013.489-9	Inversiones Don Issa Ltda.	Chile	UF	1.87%	Monthly	174,242	69,597	243,839	61,405	—	—	—	—	61,405
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.203.089-6	Rentas Inmobiliarias Amanecer S.A.	Chile	UF	2.84%	Monthly	6,800	49,032	55,832	26,488	—	—	—	—	26,488
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.164.095-K	Inmobiliaria Mixto Renta Spa	Chile	UF	3.78%	Monthly	11,369	—	11,369	21,071	—	—	—	—	21,071
96.800.570-7	Enel Distribución Chile S.A.	Chile	78.844.390-0	Poliplast	Chile	UF	5.36%	Monthly	10,425	30,288	40,713	42,322	10,760	—	—	—	53,082
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.643.660-3	Inmobiliaria El Roble S.A.	Chile	UF	0.79%	Monthly	23,740	53,594	77,334	71,957	72,483	—	—	—	144,440
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.378.333-2	Inmobiliaria Fernandez	Chile	UF	7.13%	Monthly	23,272	69,660	92,932	98,215	—	—	—	—	98,215
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	UF	3.03%	Annual	2,851,919	12,471,821	15,323,740	3,349,055	4,050,273	3,975,272	4,110,447	174,285,601	189,770,648
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	EUR	5.02%	Annual	—	660,708	660,708	233,135	244,835	257,123	270,028	1,551,305	2,556,426
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.400.311-K	Fundo Los Buenos Aires SpA	Chile	UF	2.54%	Annual	266,289	—	266,289	96,311	98,759	101,268	103,841	1,332,777	1,732,956
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.131-K	Federico Rioseco Garcia	Chile	UF	4.94%	Annual	58,607	—	58,607	9,448	9,915	10,405	10,919	188,973	229,660
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.132-8	Juan Rioseco Garcia	Chile	UF	4.94%	Annual	49,370	—	49,370	12,459	13,075	13,721	14,400	228,913	282,568
76.412.562-2	Enel Green Power Chile S.A.	Chile	4.595.479-K	Adriana Castro Parra	Chile	UF	4.94%	Annual	119,141	—	119,141	20,309	21,313	22,367	23,473	343,140	430,602
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.94%	Annual	75,277	—	75,277	20,308	21,312	22,366	23,472	346,026	433,484
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.894.990-3	Orafti Chile S.A.	Chile	UF	4.94%	Annual	20,905	—	20,905	9,676	10,154	10,656	11,183	175,078	216,747
76.412.562-2	Enel Green Power Chile S.A.	Chile	78.201.750-0	Sociedad Agricola Parant	Chile	UF	4.94%	Annual	249,846	—	249,846	61,402	64,438	67,624	70,967	1,177,873	1,442,304
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.259.106-5	Inmobiliaria Terra Australis Tres S.A.	Chile	UF	6.39%	Biannual	26,228	146,619	172,847	54,856	56,851	58,920	61,064	1,233,202	1,464,893
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.938.160-5	Soc. Serv. Com. Multiservice F.L.	Chile	UF	2.94%	Annual	—	83,382	83,382	307,686	—	—	—	794,551	1,102,237
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.064.627-K	Fortestal Danco	Chile	UF	2.42%	Annual	—	150,907	150,907	40,501	41,480	42,482	43,509	2,034,449	2,202,421
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.629.120-6	Agricola Esmeralda	Chile	UF	5.24%	Annual	—	102,540	102,540	56,310	56,315	56,317	56,317	7,089,408	7,314,667
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-8	Huertos Carmen Sociedad Agrícola Limitada	Chile	US$	3.56%	Annual	29,461	—	29,461	—	—	—	—	—	—
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Inversiones E Inmobiliaria Itraque S.A.	Chile	UF	3.70%	Annual	48,985	—	48,985	3,694	3,830	3,971	4,116	131,496	147,107
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.412.950-2	Inverko S A	Chile	UF	5.70%	Annual	8,115	14,833	22,948	25,536	27,030	23,442	—	—	76,008
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.771.340-6	Agricola El Tapial Ltda.	Chile	UF	3.70%	Annual	—	29,436	29,436	13,108	13,595	14,096	14,619	613,471	668,889
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.372.943-4	Francisco Javier Ovalle Irarrazabal	Chile	UF	3.70%	Annual	37,539	—	37,539	19,572	19,572	20,293	21,045	896,011	976,493
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.121.031-K	Sergio Jose Retamal Iglesias	Chile	UF	5.71%	Annual	141,635	—	141,635	38,502	40,704	43,030	45,487	2,860,340	3,028,063
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	76.248.317-3	Agricola Alto Talinay	Chile	EUR	4.61%	Annual	871,180	—	871,180	276,931	289,698	303,053	317,023	1,787,483	2,974,188
76.536.353-5	Enel Chile S.A.	Chile	76.203.473-5	Territoria Apoquindo S:A	Chile	UF	4.17%	Monthly	1,037,198	2,889,588	3,926,786	3,990,986	4,160,718	4,365,897	4,638,044	6,806,739	23,962,384
76.536.353-5	Enel Chile S.A.	Chile	96.839.400-2	Inversiones San Jorge	Chile	UF	4.34%	Monthly	38,257	125,438	163,695	136,883	—	—	—	—	136,883
			Total						6,523,306	17,614,887	24,138,193	9,531,493	9,649,775	9,580,693	10,015,453	205,146,613	243,924,027

21.2. Undiscounted debt cash flows.

The following tables are the estimates of undiscounted cash flows:

			12-31-2024									12-31-2023
			Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	2.43%	50,217	270,032	320,249	310,123	337,921	332,436	326,716	6,904,393	8,211,589	277,786	605,501	883,287	217,694	204,865	196,689	188,670	959,457	1,767,375
Chile	EUR	4.81%	793,228	649,595	1,442,823	869,408	840,028	811,240	781,265	3,688,853	6,990,794	285,363	—	285,363	367,773	355,867	343,961	332,284	1,741,828	3,141,713
Chile	UF	3.98%	7,770,994	20,639,984	28,410,978	21,224,722	20,201,594	19,351,366	18,870,159	429,493,985	509,141,826	6,633,708	22,483,077	29,116,785	21,976,524	21,110,001	20,418,361	19,967,906	443,451,766	526,924,558
Chile	CLP	6.24%	-	-	-	-	-	—	—	—	-	99,719	-	99,719	18,825	-	—	—	—	18,825
Total			8,614,439	21,559,611	30,174,050	22,404,253	21,379,543	20,495,042	19,978,140	440,087,231	524,344,209	7,296,576	23,088,578	30,385,154	22,580,816	21,670,733	20,959,011	20,488,860	446,153,051	531,852,471

22.  RISK MANAGEMENT POLICY

The Group companies follow the guidelines of the Risk Management Control System (“SCGR” in its Spanish acronym) defined at the Holding level (Enel S.p.A.), which establishes rules for managing risks through the respective standards, procedures, systems, etc., applicable to the different levels of the Group companies, in the business risk identification, analysis, evaluation, treatment, and communication processes the business addresses on a continuous basis. These guidelines are approved by the Enel S.p.A. Board of Directors, which includes a Risk and Controls Committee responsible for supporting the Enel Chile Board’s evaluation and decisions regarding internal control and risk management system, as well as those related to the approval of periodic financial statements.

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

The Group’s financial debt structure per fixed and/or hedged interest rate on gross, net of hedging derivative instruments engaged, is as follows:

	For the years ended December 31,
	2024	2023
	%	%
Fixed interest rate	89%	88%

This ratio only considers debt transactions between third parties and Enel Finance International N.V., if any.

Depending on the Group’s estimates and the objectives of the debt structure, hedging transactions are performed by entering into derivative contracts to mitigate these risks.

Risk control through specific processes and indicators allows companies to limit possible adverse financial impacts and, at the same time, optimize the debt structure with an adequate degree of flexibility.

The US dollar LIBOR (London Interbank Offered Rate) was discontinued on June 30, 2023 and was replaced by the SOFR (Secured Overnight Financing Rate) reference rate. In June 2023, the Group successfully completed the transition from LIBOR to SOFR for 100% of its financial and derivative contracts, in line with market standards.

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

In order to minimize foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in such currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts.

During 2024, the respective Boards of Directors of Enel Chile, Enel Generación Chile, and Empresa Eléctrica Pehuenche agreed to change the functional currency of these companies from Chilean pesos to US dollars, as of January 1, 2025, since the U.S. dollar will become the currency that will significantly influence the economic environment in which each of them operates (see Note 41.i).

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

As of December 31, 2024, there are active Brent hedges to be settled totaling 45 kBbl associated with purchases. Regarding gas, no active hedges to be settled were recorded at the end of 2024, either in Henry Hub Swap or in Henry Hub Future. In relation to coal hedges, as of December 31, 2024, there were settlement obligations totaling 10.7 kTon corresponding to sales contracts. As of December 31, 2023, we maintained active Brent hedges to be settled totaling 551 kBbl associated with purchases and 217 kBbl in sales contracts. Regarding gas, at the end of 2023, we had active hedges in two types of commodities: a) Henry Hub Swap with 1.5 TBtu to be settled by sales, and b) Henry Hub Future, with 5.9 TBtu and 3.9 TBtu to be settled for purchases and sales, respectively. For coal hedges, as of December 31, 2023, settlement obligations totaling 47 kTon were recorded related to sales contracts.

Depending on the Group’s permanently updated operating conditions, these hedges may be modified, or include other commodities.

As a result of the mitigation strategies implemented, the Group was able to minimize the effects of the volatility of commodity prices on the profit or loss for the year ended 2024.

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

As of December 31, 2024, the Group has liquidity of ThCh$383,399,319 in cash and cash equivalents and ThCh$687,557,400 in unconditionally available long-term credit lines. As of December 31, 2023, the Group had a liquidity of ThCh$563,291,290 in cash and cash equivalents and ThCh$473,644,800 in unconditionally available long-term credit lines.

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

In relation to the credit risk corresponding to the receivables stemming from distribution commercial activity, this risk is historically very limited given that the short - term billing to customers does not individually accumulate very significant amounts before the supply suspension for non-payment can occur, in accordance with the related regulation. Additionally, tracking and control measures exist for all the Company’s segments: Corporate, Public Administration, and Residential, with exclusive commercial executives assigned for dealing with Corporate and Public Administration customers, with the aim of mitigating any activity that results in risk of payment default by the customer.

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

22.6 Risk measurement

Exchange Rate Risk

In order to monitor this risk and limit the income statement volatility, the Group prepares a prospective measurement based on a monthly Monte Carlo simulation on exchange fluctuations of the General Ledger accounts mismatch over a 3-month period at 95% confidence level.

Based on the Company's estimated exposure and taking into account current hedges, the estimated impact of exchange rate fluctuations as of the next quarter would reach US$ 47.9 million.

Given that as of January 1, 2025 Enel Chile and its subsidiaries Enel Generación Chile and Empresa Eléctrica Pehuenche will adopt the US dollar as their functional currency, measurement of the exchange rate risk described above has been determined taking this into consideration.

Interest Rate Risk

Exposure associated with interest rates variance is measured as the financial expense sensitivity. The sensitivity analysis performed on the monthly interest expense shows that a 25-basis point variance in the benchmark interest rate, SOFR, would have the following effects:

-	An increase of 25 basis points would increase the monthly interest expense by ThUS$31.25.
-	A decrease of 25 basis points would reduce the monthly interest expense by ThUS$31.25.

Because of the Company's effective control over its exposure to variable rates, this risk is considered limited. To further reduce this exposure, the Company continuously monitors market scenarios and seeks a balance between fixed and variable rate financing.

23.  FINANCIAL INSTRUMENTS

22.1 Financial instruments classified by type and category

a)	The details of financial assets, classified by type and category, as of December 31, 2024 and 2023 are as follows:

	12-31-2024
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost	Financial assets at fair value through other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	—	—	127,854	—
Trade and other receivables	—	1,530,797,366	—	—
Derivative instruments	1,196	—	1,950,008	8,582,940
Other financial assets	—	10,807,718	—	—
Total Current	1,196	1,541,605,084	2,077,862	8,582,940

Equity instruments	—	—	2,326,422	—
Trade and other receivables	—	1,159,251,669	—	—
Derivative instruments	—	—	—	—
Other financial assets	2,319,881	—	—	—
Total Non-current	2,319,881	1,159,251,669	2,326,422	—

Total	2,321,077	2,700,856,753	4,404,284	8,582,940

	12-31-2023
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost	Financial assets at fair value through other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	—	—	127,854	—
Trade and other receivables	—	1,496,875,382	—	—
Derivative instruments	46,128	—	2,693,292	58,009,661
Other financial assets	—	9,552,991	—	—
Total Current	46,128	1,506,428,373	2,821,146	58,009,661

Equity instruments	—	—	2,326,466	—
Trade and other receivables	—	903,678,141	—	—
Derivative instruments	—	—	—	9,275,919
Total Non-current	—	903,678,141	2,326,466	9,275,919

Total	46,128	2,410,106,514	5,147,612	67,285,580

b)	The details of financial liabilities, classified by type and category, as of December 31, 2024 and 2023 are as follows:

	12-31-2024
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost	Financial liabilities at fair value through other comprehensive income	Financial derivatives for hedging
		ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	61,229,866	—	—
Trade and other payables	—	1,828,004,718	—	—
Derivative instruments	16,616	—	729,271	22,461,567
Other financial liabilities	—	26,886,119	—	—
Total Current	16,616	1,916,120,703	729,271	22,461,567

Interest-bearing loans	—	2,368,746,913	—	—
Trade and other payables	—	1,981,976,990	—	—
Derivative instruments	—	—	—	5,215,190
Other financial liabilities	—	267,718,931	—	—
Total Non-current	—	4,618,442,834	—	5,215,190

Total	16,616	6,534,563,537	729,271	27,676,757

	12-31-2023
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost	Financial liabilities at fair value through other comprehensive income	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	542,220,313	—	—
Trade and other payables	—	1,911,613,832	—	—
Derivative instruments	640	—	15,456,599	72,793,962
Other financial liabilities	—	24,138,193	—	—
Total Current	640	2,477,972,338	15,456,599	72,793,962

Interest-bearing loans	—	1,897,563,167	—	—
Trade and other payables	—	1,630,326,076	—	—
Derivative instruments	—	—	—	6,949,774
Other financial liabilities	—	243,924,027	—	—
Total Non-current	—	3,771,813,270	—	6,949,774

Total	640	6,249,785,608	15,456,599	79,743,736

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2024 and 2023, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	12-31-2024				12-31-2023
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	74,283	—	—	3,118,600	1,075,171	—	—	—
Cash flow hedge	74,283	—	—	3,118,600	1,075,171	—	—	—
Exchange rate hedge:	8,508,657	—	22,461,567	2,096,590	56,934,490	9,275,919	72,793,962	6,949,774
Cash flow hedge (i)	8,508,657	—	22,461,567	2,096,590	56,934,490	9,275,919	72,793,962	6,949,774
TOTAL	8,582,940	—	22,461,567	5,215,190	58,009,661	9,275,919	72,793,962	6,949,774

Additionally, the details of the associated instruments and underlying assets are presented in a complementary manner:

	12-31-2024				12-31-2023
	Assets		Liabilities		Assets		Liabilities
Description of Instruments covered	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Finance debt	8,582,940	-	7,627,420	5,215,190	46,969,512	8,252,744	37,011,496	5,004,408
Investments in property, plant & equipment	-	-	278,000	-	715,556	229,145	597,382	-
Operating income (i)	-	-	14,556,147	-	9,228,335	794,030	34,222,093	1,945,366
Other	-	-	-	-	1,096,258	-	962,991	-
TOTAL	8,582,940	-	22,461,567	5,215,190	58,009,661	9,275,919	72,793,962	6,949,774

(i) Considering the anticipated change in functional currency for Enel Generación Chile, the accounting hedges associated with a portion of the revenues of this subsidiary, which are directly linked to the evaluation of the US dollar, lose their effectiveness. Therefore, due to the change in risk management objectives, they were prospectively discontinued. At the end of the 2024 fiscal year, the accumulated amount in the cash flow hedge reserves, where financial derivatives were defined as the hedging instrument, amounted to ThCh$98,638,969, before taxes and minority interests. This amount was fully recognized as lower revenues for 2024 (see Notes 20.3, 28.1, and 41.i).

-	General information Related to Hedging Derivative Instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

				Fair value of	Fair value of
Type of	Description	Description	Type	hedged item	hedged item
hedge	of hedged	of hedged	of	12-31-2024	12-31-2023
instrument	risk	item	risk hedged	ThCh$	ThCh$
SWAP	Exchange rate	Unsecured obligations (bonds)	Cash flow	(1,215,353)	12,131,181
SWAP	Interest rate	Loans with related parties	Cash flow	(3,044,317)	1,075,171
FORWARD	Exchange rate	Operating income	Cash flow	(14,556,147)	(26,145,093)
FORWARD	Exchange rate	Investments in property, plant & equipment	Cash flow	(278,000)	347,318
FORWARD	Interest rate	Other	Cash flow	—	133,267

As of December 31, 2024 and 2023, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

At the reporting date, the Group did not establish fair value hedging relationships.

b)	Financial derivative instruments assets and liabilities at fair value through profit or loss

As of December 31, 2024 and 2023, liabilities were recognized in the statement of financial position as a result of financial derivative transactions that are recorded at fair value through profit or loss. The amounts are detailed as follows:

	12-31-2024				12-31-2023
	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instrument	—	14,145	—	—	46,128	640	—	—
Total	—	14,145	—	—	46,128	640	—	—

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

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2024 and 2023:

	12-31-2024
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Interest rate hedge:	(3,044,317)	—	—	—	—	—	284,987,560	284,987,560
Cash flow hedge	(3,044,317)	—	—	—	—	—	284,987,560	284,987,560
Exchange rate hedge:	(16,049,500)	227,318,765	—	—	—	177,585,979	—	404,904,743
Cash flow hedge	(16,049,500)	227,318,765	—	—	—	177,585,979	—	404,904,743
Derivatives not designated for hedge accounting	(14,145)	2,227,579	—	—	—	—	—	2,227,579
TOTAL	(19,107,962)	229,546,344	—	—	—	177,585,979	284,987,560	692,119,882

	12-31-2023
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Interest rate hedge:	1,075,171	43,856,000	—	—	—	—	—	43,856,000
Cash flow hedge	1,075,171	43,856,000	—	—	—	—	—	43,856,000
Exchange rate hedge:	(13,533,327)	1,490,311,984	188,944,903	—	—	—	—	1,679,256,887
Cash flow hedge	(13,533,327)	1,490,311,984	188,944,903	—	—	—	—	1,679,256,887
Derivatives not designated for hedge accounting	45,488	3,707,241	—	—	—	—	—	3,707,241
TOTAL	(12,412,668)	1,537,875,225	188,944,903	—	—	—	—	1,726,820,128

The notional amount of the contracts entered into does not represent the risk assumed by the Group, as this amount only relates to the basis on which the derivative settlement calculations are made.

23.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2024 and 2023:

		Fair Value Measured at End of Reporting Period Using:
	12-31-2024	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	8,582,940	—	8,582,940	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	1,196	—	1,196	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	1,950,008	—	1,950,008	—
Equity instruments at fair value through other comprehensive income	2,454,276	2,326,422	127,854	—
Total	12,988,420	2,326,422	10,661,998	—
Financial Liabilities:
Financial derivatives designated as cash flow hedges	27,676,757	—	27,676,757	—
Financial derivatives not designated for hedge accounting	14,145	—	14,145	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	2,471	—	2,471	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	729,271	—	729,271	—
Total	28,422,644	—	28,422,644	—

		Fair Value Measured at End of Reporting Period Using:
	12-31-2023	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets:
Financial derivatives designated as cash flow hedges	67,285,580	—	67,285,580	—
Financial derivatives not designated for hedge accounting	46,128	—	46,128	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	2,693,291	—	2,693,291	—
Equity instruments at fair value through other comprehensive income	2,454,320	2,326,466	127,854	—
Total	72,479,319	2,326,466	70,152,853	—
Financial Liabilities:
Financial derivatives designated as cash flow hedges	79,743,736	—	79,743,736	—
Financial derivatives not designated for hedge accounting	640	—	640	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	15,456,599	—	15,456,599	—
Total	95,200,975	—	95,200,975	—

24.  TRADE AND OTHER PAYABLES

As of December 31, 2024 and 2023 the details of trade and other payables, current, are as follows:

	Current		Non-current
	12-31-2024	12-31-2023	12-31-2024	12-31-2023
Trade payables	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers (1)	595,215,006	296,463,374	965,522,118	595,066,548
Fuel and gas suppliers	189,221,414	255,565,802	—	—
Payables for goods and services	483,630,510	360,701,265	—	290,572
Payables for assets acquisition	177,602,375	411,906,974	187,990	165,073
Subtotal Trade Payables	1,445,669,305	1,324,637,415	965,710,108	595,522,193
Other Payables
Dividends payable to third parties	35,680,069	80,661,541	—	—
Payables to employees	42,498,778	46,238,848	—	—
Other payables	6,586,380	12,954,161	362,009	12,664
Subtotal other current payables	84,765,227	139,854,550	362,009	12,664
Total	1,530,434,532	1,464,491,965	966,072,117	595,534,857

(1)The non-current portion shows delays in payments for energy purchases of ThCh$965,522,118 as of December 31, 2024 and ThCh$595,066,548 as of December 31, 2023, generated by the temporary electric power pricing stabilization mechanism for customers subject to price regulation, as established in Laws No. 21,185, No. 21,472 and No. 21,667 (see Note 9.a.1.ii).

The description of the liquidity risk management policy is detailed in Note 22.4.

The details of trade payables, both current and past due as of December 31, 2024 and 2023, are presented in Appendix 3.

25.  PROVISIONS

a)	The details of provisions as of December 31, 2024 and 2023 are as follows:

	Current		Non-current
	12-31-2024	12-31-2023	12-31-2024	12-31-2023
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings (1)	1,819,244	1,146,184	39,307,984	10,471,912
Decommissioning or restoration (2)	27,982,094	19,604,923	175,122,600	199,692,340
Other provisions (3)	21,550,457	4,401,603	836,117	1,436,434
Total	51,351,795	25,152,710	215,266,701	211,600,686
(1)	The main contingencies are disclosed in Note 36.3.
(2)	See Note 3.a.
(3)	The increase in 2024 primarily refers to the recognition of provisions in Enel Distribución Chile and Enel Colina related to agreements with SERNAC for the extraordinary compensation mechanism for customers affected by the prolonged supply outages that occurred during the extraordinary climatic events that occurred during the months of May and August 2024.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the resolution of specific matters related to each one. For example, specifically for litigation, this depends on the final resolution of the corresponding legal claim. Management believes that provisions recognized in the financial statements cover the related risks appropriately.

b)	Movements in provisions as of December 31, 2024 and 2023 are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Movements in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2024	11,618,096	219,297,263	5,838,037	236,753,396
Increase (decrease) in existing provisions (1)	38,117,388	(8,087,974)	17,535,106	47,564,520
Provisions used (2)	(1,174,206)	(23,097,865)	—	(24,272,071)
Reversal of unused provision	(7,954,964)	—	(867,340)	(8,822,304)
Increase from adjustment to time value of money (3)	—	10,877,229	—	10,877,229
Foreign currency translation differences	520,914	4,116,041	(119,229)	4,517,726
Total movements in provisions	29,509,132	(16,192,569)	16,548,537	29,865,100
Balance as of December 31, 2024	41,127,228	203,104,694	22,386,574	266,618,496

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Movements in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2023	17,104,559	192,011,837	3,255,853	212,372,249
Increase (decrease) in existing provisions (4)	998,509	35,791,283	3,789,060	40,578,852
Provisions used (3)	(5,369,356)	(19,730,606)	(63,265)	(25,163,227)
Reversal of unused provision	(1,110,322)	—	(1,298,849)	(2,409,171)
Increase from adjustment to time value of money (3)	—	12,737,015	—	12,737,015
Foreign currency translation differences	(5,294)	748,914	155,238	898,858
Decreases due to classification as held for sale (5)	—	(2,261,180)	—	(2,261,180)
Total movements in provisions	(5,486,463)	27,285,426	2,582,184	24,381,147
Balance as of December 31, 2023	11,618,096	219,297,263	5,838,037	236,753,396
(1)	The increase in legal claims during the year 2024 is mainly explained by expenses recorded in the Distribution Segment, which include, among others, fines issued by the SEF (see Note 41.iii) during the period. Regarding decommissioning or restoration provisions, the decrease in 2024 is primarily explained by the increase in interest rates observed during the period. Finally, the increase in other provisions is primarily due to the recognition of provisions related to the extraordinary compensation mechanism for customers affected by the prolonged supply outages that occurred during the extraordinary and unforeseen events of August 1 and 2, 2024, which our subsidiaries Enel Distribución Chile and Enel Colina agreed upon with SERNAC (see Note 41.vi).
(2)	Corresponds to the use of the provision in the dismantling processes of the Bocamina and Tarapacá power plants.
(3)	Corresponding to financial update, see Note 34.
(4)	The increase in the provision for dismantling or restoration during the year ended December 31, 2023 is primarily explained by an increase related to the Los Cóndores Power Plant of ThCh$19,053,494. The construction phase of the main elements of the civil works is practically finished, and the effect on the valuation of all obligations that originated from the drop in interest rates during the year. This was offset by expenditure made during 2023, which reduce the balance of the provision and related to the dismantling processes of the Bocamina complex and the Tarapacá Power Plant.
(5)	See Note 5.

26.  POST-EMPLOYMENT BENEFIT OBLIGATIONS.

26.1 General information

Enel Chile S.A. and certain subsidiaries grant various post-employment benefits to either all or certain active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.m.1, and include primarily the following:

Defined benefit plans:

•	Employee severance indemnities: The beneficiary receives a certain number of contractual salary payments on the date of the employees’ retirement. This benefit becomes enforceable once the employee has provided services for a minimum period that, depending on the company, ranges from 5 to 15 years.
•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the social security system.
•	Electricity supply: The beneficiary receives a monthly bonus, which covers a part of the billing for their home consumption.
•	Healthcare benefits: The beneficiary receives additional coverage that supplements the coverage provided by the social security regime.

26.2 Details, changes and presentation in financial statements

a)	The post-employment obligations associated with defined benefits plans as of December 31, 2024 and 2023 are as follows:

	12-31-2024	12-31-2023
	ThCh$	ThCh$
Employee severance indemnities	44,239,203	43,374,602
Complementary Pension	15,680,273	14,208,449
Health Plans	2,597,708	2,383,550
Energy Supply Plans	3,080,972	2,853,443
Total post-employment obligations, net	65,598,156	62,820,044

b)	The following amounts were recognized in the consolidated statement of comprehensive income as of December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Cost of current defined benefit plan service	(1,650,001)	(1,454,028)	(1,362,838)
Defined benefit plan interest cost (1)	(3,478,747)	(3,179,469)	(3,072,155)
Past service cost	—	—	(31,456)
Expenses recognized in Profit or Loss	(5,128,748)	(4,633,497)	(4,466,449)
Gains (losses) from remeasurement of defined benefit plans	(3,051,575)	(27,122)	(7,304,757)
Total expense recognized in the Statement of Comprehensive Income	(8,180,323)	(4,660,619)	(11,771,206)

(1) See Note 34.

c)	The balance and movements in post-employment defined benefit obligations as of as of December 31, 2024 and 2023 are as follows:

ThCh$
Balance as of January 1, 2023	62,699,415
Current service cost	1,454,028
Interest cost	3,179,469
Actuarial (gains) losses from changes in financial assumptions	279,660
Actuarial (gains) losses from changes in experience adjustments	(252,538)
Foreign currency translation differences	38,189
Contributions paid	(5,115,909)
Transfer of employees	537,730
Balance as of December 31, 2023	62,820,044
Current service cost	1,650,001
Interest cost	3,478,747
Actuarial (gains) losses from changes in financial assumptions	1,198,340
Actuarial (gains) losses from changes in experience adjustments	1,853,235
Foreign currency translation differences	(221,095)
Contributions paid	(5,489,643)
Transfer of employees	308,527
Balance as of December 31, 2024	65,598,156

26.3 Other disclosures

•	Actuarial assumptions:

As of December 31, 2024 and 2023, the following assumptions were used in the actuarial calculation of defined benefit plans:

	12-31-2024	12-31-2023
Discount rates used	5.10%	5.31%
Expected rate of salary increases	3.80%	3.80%
Turnover rate	8.74%	6.80%
Mortality tables	CB-H-2020 and RV-M-2020	CB-H-2014 and RV-M-2014

•	Sensitivity:

As of December 31, 2024, the sensitivity of the actuarial liability value for post-employment benefits to variations of 100 basis points in the discount rate implies a decrease of ThCh$5,240,189 (ThCh$3,764,660 as of December 31, 2023) in the event of an increase in the rate and an increase of ThCh$6,012,598 (ThCh$3,992,164 as of December 31, 2023) in the event of a decrease in the rate.

•	Defined contribution:

According to the available estimate, the disbursements to cover the defined benefit plans for 2024 would amount to ThCh$6,799,514.

•	Length of commitments:

Enel Chile´s obligations have a weighted average length of 12.18 years and the outflows of benefits for the next 10 years is expected to be as follows:

Years	ThCh$
1	6,799,514
2	6,817,977
3	6,940,791
4	7,007,504
5	6,843,752
6 to 10	31,739,715

27.  EQUITY

27.1.Equity attributable to the owners of Enel Chile

27.1.1. Subscribed and paid capital and number of shares

The issued capital Enel Chile as of December 31, 2024 and 2023, is ThCh$3,882,103,470 divided into 69,166,557,220 authorized, subscribed, and paid shares. All shares issued by the Company are subscribed and paid. Enel Chile’s common stock is traded on the Santiago Stock Exchange (Bolsa de Comercio de Santiago de Chile), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile), and the New York Stock Exchange (NYSE).

27.2 Dividends

Dividend No.	Type of Dividend	Agreement date	Payment Date	Total Amount ThCh$	CLP per Share	Charged to Fiscal
11	Provisional	11-26-2022	01-28-2022	7,260,512	0.10497	2021
12	Definitive	04-27-2022	05-27-2022	18,285,678	0.26437	2021
13	Provisional	11-25-2023	01-27-2023	22,416,356	0.32409	2022
14	Definitive	04-26-2023	05-26-2023	353,208,322	5.10663	2022
15	Provisional	11-23-2024	01-26-2024	41,348,740	0.59781	2023
16	Definitive	04-29-2024	05-29-2024	275,379,148	3.98139	2023
17	Provisional	11-15-2025	01-24-2025	62,713,795	0.90671	2024
(1)

27.3 Foreing currency translation reserves

The details by company of the translation differences attributable to owners of the Group of the consolidated statement of financial position as of December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	12-31-2024	12-31-2023	12-31-2022
	ThCh$	ThCh$	ThCh$
Enel Generación Chile S.A.	2,741,712	4,515,843	(4,083,680)
GNL Chile S.A.	5,014,862	1,998,444	1,459,238
Grupo Enel Green Power Chile	445,730,854	320,041,220	299,328,951
TOTAL	453,487,428	326,555,507	296,704,509

27.4 Restrictions on subsidiaries transferring funds to the parent

Our subsidiary Enel Generación Chile must comply with certain financial ratios or covenants, which require a minimum level of equity or contain other characteristics that restrict the transfer of assets to the Parent Company. As of December 31, 2024 and 2023, the Company’s interest in the net restricted assets of Enel Generación Chile was ThCh$712,519,037.

27.5 Other reserves

Other reserves for the year ended December 31, 2024, 2023 and 2022 are as follows:

	01-01-2024	2024 Changes	12-31-2024
Detail of other reserves	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	326,555,507	126,931,921	453,487,428
Cash flow hedges	(424,534,563)	429,247,809	4,713,246
Financial assets at fair value through other comprehensive income	1,772	(29)	1,743
Other miscellaneous reserves	(2,255,897,333)	3,044,078	(2,252,853,255)
TOTAL	(2,353,874,617)	559,223,779	(1,794,650,838)

	01-01-2023	2023 Changes	12-31-2023
Detail of other reserves	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	296,704,509	29,850,998	326,555,507
Cash flow hedges	(293,168,877)	(131,365,686)	(424,534,563)
Financial assets at fair value through other comprehensive income	1,802	(30)	1,772
Other miscellaneous reserves	(2,262,872,826)	6,975,493	(2,255,897,333)
TOTAL	(2,259,335,392)	(94,539,225)	(2,353,874,617)

	01-01-2022	2022 Changes	12-31-2022
Detail of other reserves	ThCh$	ThCh$	ThCh$
Foreign currency translation differences	279,801,463	16,903,046	296,704,509
Cash flow hedges	(391,523,134)	98,354,257	(293,168,877)
Financial assets at fair value through other comprehensive income	1,804	(2)	1,802
Other miscellaneous reserves	(2,275,701,545)	12,828,719	(2,262,872,826)
TOTAL	(2,387,421,412)	128,086,020	(2,259,335,392)
a)	Foreign currency translation differences reserves: These reserves arise primarily from exchange differences relating to the translation of financial statements of the Company’s consolidated entities with functional currencies other than the Chilean peso (see Note 2.9).
b)	Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 3.g.5 and 3.h).
c)	Other miscellaneous reserves:

The main items and their effects are the following:

	For the years ended
	2024	2023	2022
Other Miscellaneous Reserves	ThCh$	ThCh$	ThCh$
Company restructuring reserve ("Division") (i)	(534,057,733)	(534,057,733)	(534,057,733)
Reserve for transition to IFRS (ii)	(457,221,836)	(457,221,836)	(457,221,836)
Reserve for subsidiaries transactions (iii)	12,502,494	12,502,494	12,502,494
Reserves for Tender Offer of Enel Generation “Reorganization of Renewable Assets” (iv)	(910,437,224)	(910,437,224)	(910,437,224)
Reserves “Reorganization of Renewable Assets” (v)	(407,354,462)	(407,354,462)	(407,354,462)
Argentine hyperinflation (vi)	29,263,511	25,649,268	18,688,009
Other miscellaneous reserves (vii)	14,451,995	15,022,160	15,007,926
TOTAL	(2,252,853,255)	(2,255,897,333)	(2,262,872,826)
i)	Corporate restructuring reserve (Division): This represents the effect generated by the corporate reorganization of Enersis S.A. (currently Enel Américas), concluded in 2016, whereby the company divided its businesses between Chile and the rest of South America. The new company was called Enersis Chile (now Enel Chile), and was assigned the equity corresponding to the related businesses in Chile.
ii)	Reserves for transition to IFRS: In compliance with the provisions of Circular No. 456 by the CMF, the price-level restatement of accumulated paid-in capital has been incorporated in this category from the date of the Company’s transition to IFRS (i.e., January 1, 2004, through December 31, 2008).
iii)	Reserves for business combinations: These represent the effect generated by the purchases of interest under common control.

iv)	“Reorganization of Renewable Assets” Enel Generación Chile Takeover Reserve: This represents the difference between the carrying amount of non-controlling interest acquired as part of the tender offer aimed at acquiring all shares issued by the subsidiary Enel Generación Chile completed on March 16, 2018.
v)	“Reorganization of Renewable Assets” Reserve: This corresponds to the reserve constituted by the merger between Enel Green Power Latin América S.A. and Enel Chile on April 2, 2018. It represents the recognition of the difference produced by the capital increase in Enel Chile (corresponding to the market value of interest in Enel Green Power Chile and subsidiaries) and the carrying amount of Enel Green Power Latin América S.A. equity that was incorporated under share capital in the equity distributable to the owners of Enel Chile, as a result of the merger.
vi)	Hyperinflation in Argentina: This corresponds to the calculated effect of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch held by the Enel Generación Chile Group in Argentina (see Note 2.9).
vii)	Other miscellaneous reserves: This reserve is derived from transactions performed in the current and prior periods.

27.6 Non-controlling Interests

As of December 31, 2024, 2023 and 2022, the detail of non-controlling interests is as follows:

		Non-controlling Interests
		Equity		Profit (Loss)
	12-31-2024	12-31-2024	12-31-2023	2024	2023	2022
Companies	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	0.91%	6,099,465	6,355,777	(231,720)	127,316	201,180
Enel Transmisión Chile S.A. (1)	0.91%	—	—	—	—	441,203
Enel Generación Chile S.A.	6.45%	175,823,007	151,219,559	31,677,705	32,630,554	38,554,346
Empresa Eléctrica Pehuenche S.A.	7.35%	12,168,820	11,753,423	11,896,358	10,855,794	13,741,749
Sociedad AgrÍcola de Cameros Ltda.	42.50%	2,174,914	2,137,425	(32,653)	(147,686)	194,687
Geotermica del Norte S.A.	15.41%	77,091,214	66,439,207	1,550,180	461,920	(1,408,970)
Parque Eólico Talinay Oriente S.A.	39.09%	89,370,921	76,728,440	2,096,724	2,606,244	5,155,807
Enel X Way Chile S.p.A.	37.54%	4,609,176	—	(1,046,577)	—
Others		243,577	172,523	20,801	23,474	21,529
TOTAL		367,581,094	314,806,354	45,930,818	46,557,616	56,901,531

(1) See Note 2.4.1.i.

28.  REVENUE AND OTHER OPERATING INCOME

The details of revenue from ordinary activities and other income for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Revenues	ThCh$	ThCh$	ThCh$
Energy sales	3,579,733,604	3,690,958,879	3,555,216,142

Generation	2,009,018,518	2,252,662,000	2,233,369,420
Regulated customers	1,094,724,787	835,562,424	822,190,715
Unregulated customers (1)	770,365,040	1,299,269,842	1,209,931,004
Spot market sales	143,928,691	117,829,734	201,247,701
Distribution	1,570,715,086	1,438,296,879	1,321,846,722
Residential	841,865,489	742,496,383	732,865,039
Business	452,894,125	435,449,860	362,207,598
Industrial	121,963,135	120,007,325	109,083,560
Other consumers (2)	153,992,337	140,343,311	117,690,525

Other sales	270,581,235	510,542,878	716,907,816
Gas sales	223,751,539	463,898,120	671,732,249
Sales of goods and services	46,829,696	46,644,758	45,175,567

Revenue from other services	54,418,051	61,089,340	106,876,132
Tolls and transmission	2,728,752	897,969	52,534,938
Metering equipment leases	3,616,652	3,494,551	3,062,728
Services and Business Advisories provided (Public lighting, connections and electrical advisories)	34,152,201	40,495,038	35,353,775
Other services	13,920,446	16,201,782	15,924,691

Total Revenues	3,904,732,890	4,262,591,097	4,379,000,090

	For the years ended December 31,
	2024	2023	2022
Other Income	ThCh$	ThCh$	ThCh$
Income by agreement with Shell (3)	—	5,613,300	460,714,800
Revenue from modification of contracts with suppliers (4)	11,385,480	32,713,420	—
Regasification service	36,309,863	31,789,548	29,739,775
Income from sanctions to users	3,089,109	4,548,654	3,801,165
Commodity derivative income	3,271,860	22,968,987	66,506,258
Compensation from delayed suppliers	948,062	625,908	3,304,994
Income from insurance claims	14,770,520	6,074,155	8,233,249
Other	12,627,509	13,320,924	5,131,532
Total other income	82,402,403	117,654,896	577,431,773

(1)	Revenues for 2024 show a significant decrease compared to previous years, mainly due to the discontinuation of certain accounting hedges, which implied the recognition of a significant non-recurring effect in the current year. The situation is summarized as follows:

During the last quarter of 2024, Enel Generación Chile completed an update of the analysis on the determination of its functional currency, concluding that it should be changed from Chilean pesos to U.S. dollars, effective January 1, 2025 (see Note 41.i).

Up to then, the Company had maintained certain transactions defined as cash flow hedges, which hedged the exchange rate risk of a portion of Enel Generación Chile's revenues directly linked to the evolution of the U.S. dollar, which were managed by obtaining financing in the latter currency and through derivative contracts (see Notes 3.g5, 3n, 20.3, 22.2 and 23.2).

Considering the change of functional currency contemplated for Enel Generación Chile, the accounting hedges described above lose their effectiveness and, therefore, due to the change in the risk management objective, they were discontinued prospectively.  At year-end 2024, the amount accumulated in cash flow hedge reserves, related to income directly linked to the evolution of the US dollar, amounted to ThCh$ 620,163,696, before taxes and minority interests. This amount was fully recognized as a lower revenue for the year 2024.

(2)	For the year ended December 31, 2024, includes revenues from the sale of energy to (i) municipalities of ThCh$55,957,265 (ThCh$49,987,374 and ThCh$38,916,267 at December 31, 2023 and 2022, respectively); (ii) government entities of ThCh$42,249,686 (ThCh$38,764,296 and ThCh$32,527,895 at December 31,

2023 and 2022, respectively); (iii) agricultural companies of ThCh$7,888,246 (ThCh$7,329,544 and ThCh$7,203,781 at December 31, 2023 and 2022, respectively); (iv) public and telecommunications services of ThCh$4,225,879 (ThCh$3,803,246 and ThCh$3,148,872 as of December 31, 2023 and 2022, respectively); (v) educational institutions of ThCh$1,767,169 (ThCh$1,653,215 and ThCh$2,309,902 as of December 31, 2023 and 2022, respectively); (vi) health services of ThCh$12,323,769 (ThCh$12,676,699 and ThCh$10,397,470 as of December 31, 2023 and 2022, respectively); and (vii) others of ThCh$29,580,323 (ThCh$26,128,937 and ThCh$23,186,338 as of December 31, 2023 and 2022, respectively).

(3)	On December 19, 2022, an agreement was signed between our subsidiary Enel Generacion Chile and Shell Global Energy Limited, Singapore Branch, for the modification of the LNG Sale and Purchase Agreement, consisting mainly of accepting the reduction of volumes committed by the supplier during the remaining term of the contract, maintaining the same level of costs and mitigating the volatility of the price formula. The price of the agreement, which amounted to US$ 520 million, was fully paid by Shell Global Energy Limited on December 29, 2022.

(4)	Additional income generated by the renegotiation of commercial terms considered in contracts with energy suppliers.

29.  RAW MATERIALS AND CONSUMABLES USED

The details of the item raw materials and consumables used for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Raw materials and consumables used	ThCh$	ThCh$	ThCh$
Energy purchases	(1,915,342,460)	(1,785,282,844)	(1,885,218,041)
Fuel consumption	(334,665,363)	(536,292,557)	(587,063,837)
Gas	(329,031,898)	(519,490,872)	(441,848,645)
Oil (*)	(5,633,465)	(16,801,685)	(45,657,067)
Coal (*)	—	—	(99,558,125)
Energy transmission cost	(356,220,770)	(321,591,798)	(295,519,943)
Gas sales costs	(176,143,032)	(243,391,369)	(519,475,247)
Other variable supplies and services	(123,197,289)	(109,026,891)	(112,246,999)
Total raw materials and consumables used	(2,905,568,914)	(2,995,585,459)	(3,399,524,067)

(*) In 2022, it includes an impairment loss of ThCh$50,136,749 related to the discontinuation of the Bocamina II power plant. For the same reason, it also includes an impairment loss associated with diesel oil of ThCh$1,076,839. For further information, see Note 16.c.iv.

30.  EMPLOYEE BENEFITS EXPENSE

The details of employee expenses for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Employee Benefits Expense	ThCh$	ThCh$	ThCh$
Wages and salaries	(144,874,878)	(146,824,150)	(141,118,974)
Post-employment benefit obligations expense	(1,650,001)	(1,454,028)	(1,394,294)
Social security and other contributions	(14,472,300)	(15,071,705)	(14,545,508)
Other employee expenses (*)	(2,939,955)	(9,437,917)	(1,180,617)
Total Employee Benefits Expenses	(163,937,134)	(172,787,800)	(158,239,393)

(*) In 2023, this item includes an amount of ThCh$3,700,000 for restructuring expenses and provisions.

31.  DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSS OF PROPERTY, PLANT AND EQUIPMENT AND FINANCIAL ASSETS UNDER IFRS 9

a)	The details of depreciation and amortization expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Depreciation	(273,256,545)	(234,772,927)	(215,986,710)
Amortization	(22,212,433)	(18,626,857)	(22,286,241)
Total	(295,468,978)	(253,399,784)	(238,272,951)
b)	The details of the items related to impairment for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	Generation			Distribution and Transmission			Other			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Information on Impairment Losses by Reportable Segment	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current assets held for sale (1)	—	—	(2,286,438)	—	—	—	—	—	—	—	—	(2,286,438)
Property, plant and equipment (2)	(34,203,486)	(7,023,888)	—	—	—	—	—	—	—	(34,203,486)	(7,023,888)	—
Investment property	—	—	—	—	—	—	—	—	738,739	—	—	738,739
Total Reversal of impairment losses (impairment losses) recognized in profit or loss	(34,203,486)	(7,023,888)	(2,286,438)	—	—	—	—	—	738,739	(34,203,486)	(7,023,888)	(1,547,699)
Impairment gain and reversals from impairment losses (impairment losses) in accordance with IFRS 9 (3)	(594,370)	90,538	(1,992,280)	(17,842,904)	(10,068,805)	(20,030,616)	7,418	(795,178)	(2,458)	(18,429,856)	(10,773,445)	(22,025,354)

(1)See Note 5.2.

(2)See Note 16.

(3)See Note 9.d).

32.  OTHER EXPENSE, BY NATURE

Other miscellaneous operating expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Other Expenses by nature	ThCh$	ThCh$	ThCh$
Professional, outsourced and other services	(86,880,145)	(89,383,102)	(83,023,012)
Write-off of property, plant and equipment (1)	—	—	(52,799,997)
Repairs and maintenance	(61,737,907)	(50,960,014)	(50,001,947)
Insurance premiums	(29,665,139)	(22,189,722)	(24,551,805)
Environmental expenses	(10,165,552)	(4,385,912)	(10,091,657)
Administrative expenses	(11,392,046)	(9,205,282)	(9,895,827)
Taxes and charges	(5,881,450)	(5,450,817)	(6,773,397)
Leases and rental costs	(6,711,205)	(5,459,314)	(5,436,911)
Marketing, public relations and advertising	(2,775,046)	(3,018,208)	(2,991,329)
Travel expenses	(2,311,332)	(2,887,832)	(3,197,752)
Indemnities and fines	(725,335)	(113,298)	(354,539)
Other supplies and services	(18,955,033)	(19,490,364)	(19,916,674)
Total	(237,200,190)	(212,543,865)	(269,034,847)

(1)See explanation in Note 16 c) clause v).

33.  OTHER GAINS (LOSSES)

The details of other gains (losses) for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Other Gains (Losses)	ThCh$	ThCh$	ThCh$
Gain on sale of Enel Transmisión Chile S.A. (1)	—	—	981,856,639
Gain on sale of investment in Arcadia Generación Solar S.A. (2)	(525,517)	215,618,389	—
Profit on sale of corporate building (3)	—	959,228	—
Sale of Huasco Power Station (4)	—	3,808,947	—
Proceeds (losses) from sales of other property, plant and equipment	—	(372,916)	810,776
Gain on sale of Transmisora Eléctrica de Quillota Ltda. (5)	—	1,833,289	—
Loss on sale of Enel X AMPCI Ebus Chile SpA	—	—	(788,848)
Loss on sale of Sociedad de Inversiones K Cuatro SpA (6)	—	—	(20,938)
Gain (loss) on sale of other investments	233,793	—	123,667
Total	(291,724)	221,846,937	981,981,296

(1)See Note 5.3.

(2)See Note 5.1.

(3)See Note 5.2.

(4)See Note 16.

(5)

Additional gain related to the sale of Transmisora Eléctrica de Quillota Ltda, carried out in December 2021, as a result of the closing of the price adjustment process established in the purchase-sale contract.

(6)See Note 13.3.b).

34.  FINANCIAL RESULTS

Finance income and costs for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the years ended December 31,
	2024	2023	2022
Finance Income	ThCh$	ThCh$	ThCh$
Income from deposits and other financial instruments	20,915,241	34,603,188	19,898,958
Interests charged to customers in energy accounts and billing	22,242,367	22,872,508	16,001,236
Finance income per Law No.21,185 (1)	6,236,847	6,108,432	7,455,121
Finance income from contracts with electrical distribution companies (2)	19,201,409	62,702,987	—
Financial update of decommissioning provisions Bocamina I, II and Tarapacá	—	—	1,197,149
Finance income by Law No.21,340 and No.21,249 (6)	—	—	3,833,564
Other finance income	9,686,579	7,966,721	2,028,557
Total	78,282,443	134,253,836	50,414,585

	For the years ended December 31,
	2024	2023	2022
Finance Costs	ThCh$	ThCh$	ThCh$
Bank loans	(50,672,605)	(31,817,545)	(11,590,144)
Bonds payable to the public not guaranteed	(87,599,725)	(89,158,452)	(92,414,063)
Lease obligations	(11,315,118)	(9,688,516)	(6,822,606)
Valuation of financial derivatives for cash flow hedging	2,639,395	2,036,248	(3,034,351)
Financial cost by Law No.21,185 (1)	(3,427,073)	(3,363,744)	(2,235,708)
Financial update of provisions (3)	(10,877,229)	(12,737,015)	(11,338,594)
Post-employment benefit obligations (4)	(3,478,747)	(3,179,469)	(3,072,155)
Debt formalization expenses and other associated expenses	(7,309,984)	(4,729,704)	(4,822,933)
Capitalized borrowing costs	85,267,021	81,447,057	83,292,276
Financial cost related companies	(67,187,474)	(57,701,258)	(72,780,613)
Assignment of rights and sale of accounts receivable to customers (5)	(19,793,431)	(30,472,335)	(31,626,916)
Financial costs by law No.21,340 and No.21,249 (6)	—	—	(1,046,173)
Trade agreements with customers	(27,008,116)	(29,585,996)	(11,412,536)
Interest taxes remitted abroad	(6,365,620)	(7,918,905)	(10,380,979)
Sales agreements with customers	—	(4,445,170)	(5,090,971)
Other financial costs (7)	(25,455,556)	(45,752,752)	(9,241,567)
Total	(232,584,262)	(247,067,556)	(193,618,033)
Gains or loss from indexed assets and liabilities, net (*)	20,824,185	25,285,703	5,862,890
Foreign currency exchange differences (**)	(21,732,058)	(856,350)	18,401,453
Total Finance Costs	(233,492,135)	(222,638,203)	(169,353,690)
Total Financial Results	(155,209,692)	(88,384,367)	(118,939,105)
(1)	Relates to finance income and costs generated by the temporary electric power pricing stabilization mechanism for customers subject to price regulation, as established in Law No. 21,185 (see Note 9).
(2)	Relates to interest generated by receivables from Electric Distribution Companies, which are pending billing and have been accumulating from July 2022, due to the postponement in the issuance of the related tariff decrees.
(3)	See Note 25.
(4)	See Note 26.2, b).
(5)	See Note 9.a.2.
(6)	Costs resulting from financial discounting of accounts receivable related to the Basic Services Law (see Note 4.b).
(7)	During 2024, finance cost includes the amount of ThCh$9,915,488 (ThCh$35,545,640 as of December 31, 2023), related to losses on sales of financial receivables, specifically assets arising from finance lease contracts held by the Company, related to electric mobility projects. Proceeds from the sale of these financial assets amounted to ThCh$6,735,475 (ThCh$ 18,409,620 as of December 31, 2023).

The origins of the effects on results for the application of adjustment units and foreign exchange gains (losses) are as follows:

	For the years ended December 31,
	2024	2023	2022
Gains (losses) from Indexed Assets and Liabilities (*)	ThCh$	ThCh$	ThCh$
Other financial assets	—	—	41,683
Other non-financial assets	1,926,658	644,567	12,478,960
Trade and other receivables (1)	16,027,332	24,019,915	3,086,549
Current tax assets and liabilities	1,167,884	16,003,529	4,405,500
Other financial liabilities (Financial Debt and Derivative Instruments)	577,115	(49,998)	41,681
Trade and other payables	1,352,591	(1,281,898)	(275,114)
Other provisions	(617,065)	(409,422)	(772,689)
Other non-financial liabilities	73,423	(81)	—
Subtotal result after adjustment	20,507,938	38,926,612	19,006,570
Inventories	483,135	124,039	57,829
Intangible assets other than goodwill	6,899	6,397	(130,899)
Property, plant and equipment	3,051,491	2,407,376	2,453,485
Deferred tax liability	(585,726)	(8,973,532)	(9,635,742)
Equity	(3,863,513)	(7,441,370)	(5,842,818)
Other Provisions of Services	24,138	123	(1,900)
Personal expenses	381,973	132,101	286,371
Other fixed operating expenses	1,186,430	97,126	324,911
Financial income	(517,446)	(7,032)	(726,557)
Financial expenses	148,866	13,863	71,640
Subtotal Hyperinflation result (2)	316,247	(13,640,909)	(13,143,680)
Gains from indexed assets and liabilities net	20,824,185	25,285,703	5,862,890

	For the years ended December 31,
	2024	2023	2022
Foreign currency exchange differences (**)	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	3,978,488	(8,872,872)	(8,613,242)
Other financial assets	6,797,130	(16,979,855)	13,779,941
Other non-financial assets	(2,048,984)	(1,610,766)	(4,278,891)
Trade and other receivables (3) and (4)	188,909,303	51,987,670	(12,070,666)
Current tax assets and liabilities	(88,940)	970,564	475,285
Other financial liabilities (Financial Debt and Derivative Instruments)	(209,007,288)	(51,548,616)	28,913,122
Trade and other payables (3) and (4)	(147,328,618)	4,694,067	(25,910,351)
Accounts payable to related entities	137,734,339	20,900,256	34,745,005
Other non-financial liabilities	(677,488)	(396,798)	(8,638,750)
Total Foreign currency Exchange differences	(21,732,058)	(856,350)	18,401,453
(1)	Mainly includes adjustments generated by receivables from Electric Distribution Companies amounting to ThCh$14,500,519 as of December 31, 2024 (ThCh$18,408,579 as of December 31, 2023), which are pending billing due to the postponement of the issuance of the related tariff decrees.
(2)	Corresponds to the financial effect derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch held by the Enel Generación Chile Group in Argentina (see Note 2.9).
(3)	Includes the exchange rate effect from the dollarization of trade receivables and payables, non-current amounting to ThCh$47,204,873 and ThCh$(25,949,443), respectively, as of December 31, 2024, (ThCh$5,206,396 and ThCh$(4,541,705), respectively, as of December 31, 2023 and ThCh$14,855,933 and ThCh$(2,940,425), respectively, as of December 31, 2022), generated by the temporary mechanism for stabilizing electricity prices for customers subject to rate regulation, as established in Law No. 21,185 (see Note 4.b).(i) and Note 9).
(4)	Contains the exchange rate effect from the dollarization of trade receivables and payables, current and non-current amounting to ThCh$105,020,395 and ThCh$(68,073,659), respectively, as of December 31, 2024, (ThCh$11,279,382 and ThCh$3,683,482, respectively, as of December 31, 2023 and ThCh$(10,220,465) and ThCh$3,106,322, respectively, as of December 31, 2022), generated by the temporary mechanism for stabilizing electricity prices for customers subject to rate regulation, as established in Laws No. 21,472 and No. 21,667 (see Note 4.b).(i) and Note 9).

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

Distribution and Networks Segments: The electricity distribution and network segments are comprised of the companies Enel Distribución Chile S.A. and its subsidiary Enel Colina S.A., which operate under an energy distribution concession regime, with service obligations and regulated rates to supply the electricity through their distribution networks to regulated customers.

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

35.2 Financial information by business line

	Generation		Distribution and Networks		Holdings and eliminations		Total
	12-31-2024	12-31-2023	12-31-2024	12-31-2023	12-31-2024	12-31-2023	12-31-2024	12-31-2023
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS	2,104,242,746	1,918,545,247	669,750,788	536,336,504	(539,774,681)	(83,910,492)	2,234,218,853	2,370,971,259
Cash and cash equivalents	266,287,007	212,823,126	2,697,596	2,940,695	114,414,716	347,527,469	383,399,319	563,291,290
Other current financial assets	18,950,949	65,072,295	24,290	1,120,178	543,273	1,544,161	19,518,512	67,736,634
Other current non-financial assets	109,757,756	63,169,465	5,133,403	4,807,040	38,272,222	32,520,820	153,163,381	100,497,325
Trade and other receivables, current	802,321,259	912,771,091	653,308,293	494,896,062	34,335,681	41,627,396	1,489,965,233	1,449,294,549
Current receivables due from related parties	841,728,683	602,190,049	3,382,883	24,952,429	(802,328,230)	(576,868,353)	42,783,336	50,274,125
Inventories	53,363,088	50,938,318	4,866,498	5,724,742	6,938,987	2,098,819	65,168,573	58,761,879
Current tax assets	11,834,004	11,580,903	337,825	1,895,358	68,048,670	67,639,196	80,220,499	81,115,457

NON-CURRENT ASSETS	7,341,260,924	6,773,894,183	2,213,624,570	1,849,188,188	930,793,237	839,667,406	10,485,678,731	9,462,749,777
Other non-current financial assets	2,326,422	11,602,385	—	—	2,319,881	—	4,646,303	11,602,385
Other non-current non-financial assets	146,175,121	233,071,238	1,773,050	3,953,515	649,652	1,369,111	148,597,823	238,393,864
Trade and other non-current receivables	8,379,685	4,475,497	1,091,505,544	802,625,706	59,366,440	96,576,938	1,159,251,669	903,678,141
Non-current receivables due from related parties	78,148,329	153,975,416	—	—	(78,148,329)	(153,975,416)	—	—
Investments accounted for using the equity method	32,703,763	20,010,858	—	—	—	5,342,927	32,703,763	25,353,785
Intangible assets other than goodwill	206,938,335	109,392,412	74,586,328	77,195,083	11,823,793	8,422,005	293,348,456	195,009,500
Goodwill	35,809,083	34,627,899	2,240,478	2,240,478	851,193,351	847,596,281	889,242,912	884,464,658
Property, plant and equipment	6,543,014,783	5,922,784,386	995,156,139	925,450,961	14,690,145	1,949,473	7,552,861,067	6,850,184,820
Investment property	—	—	—	—	7,175,892	7,340,561	7,175,892	7,340,561
Right-of-use-assets	248,401,576	251,295,312	1,891,693	2,447,477	22,317,706	15,309,766	272,610,975	269,052,555
Deferred tax assets	39,363,827	32,658,780	46,471,338	35,274,968	39,404,706	9,735,760	125,239,871	77,669,508

TOTAL ASSETS	9,445,503,670	8,692,439,430	2,883,375,358	2,385,524,692	391,018,556	755,756,914	12,719,897,584	11,833,721,036

	Generation		Distribution and Networks		Holdings and eliminations		Total
	12-31-2024	12-31-2023	12-31-2024	12-31-2023	12-31-2024	12-31-2023	12-31-2024	12-31-2023
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	1,716,804,666	2,065,637,016	775,649,811	576,000,954	(248,967,076)	152,280,374	2,243,487,401	2,793,918,344
Other current financial liabilities	76,438,369	476,577,537	—	962,993	7,267,209	137,474,385	83,705,578	615,014,915
Current lease liabilities	21,668,505	18,751,822	862,709	1,295,890	4,354,905	4,090,481	26,886,119	24,138,193
Trade and other payables, current	963,288,430	1,002,109,641	495,310,241	295,724,035	71,835,861	166,658,289	1,530,434,532	1,464,491,965
Current Payable to related parties	468,873,905	460,472,605	242,621,695	265,096,026	(413,193,672)	(262,990,165)	298,301,928	462,578,466
Other current provisions	30,281,880	22,069,709	17,059,475	180,851	4,010,440	2,902,150	51,351,795	25,152,710
Current tax liabilities	121,847,790	62,449,826	—	—	67,222,361	97,657,386	189,070,151	160,107,212
Other current non-financial liabilities	34,405,787	23,205,876	19,795,691	12,741,159	9,535,820	6,487,848	63,737,298	42,434,883
NON-CURRENT LIABILITIES	3,766,133,706	3,247,604,951	1,436,878,152	1,110,485,915	(52,981,190)	(79,174,446)	5,150,030,668	4,278,916,420
Other non-current financial liabilities	474,209,488	474,491,353	—	—	1,899,752,615	1,430,021,588	2,373,962,103	1,904,512,941
Non-current lease liabilities	245,500,584	217,887,656	1,335,321	1,937,104	20,883,026	24,099,267	267,718,931	243,924,027
Trade and other payables, non-current	549,999	177,737	965,522,118	595,066,548	—	290,572	966,072,117	595,534,857
Non-Current payables to related parties	2,596,422,512	2,098,869,424	407,150,575	482,987,295	(1,987,668,214)	(1,547,065,500)	1,015,904,873	1,034,791,219
Other long-term provisions	178,783,087	205,028,658	36,483,614	6,572,028	—	—	215,266,701	211,600,686
Deferred tax liabilities	213,791,517	178,226,692	—	—	(5,894,993)	(5,714,029)	207,896,524	172,512,663
Non-current provisions for employee benefits	20,413,470	20,635,624	25,614,934	22,990,764	19,569,752	19,193,656	65,598,156	62,820,044
Other non-current non-financial liabilities	36,463,049	52,287,807	771,590	932,176	376,624	—	37,611,263	53,219,983

EQUITY	3,962,565,298	3,379,197,463	670,847,395	699,037,823	692,966,822	682,650,986	5,326,379,515	4,760,886,272
Equity attributable to owners of the parent	3,962,565,298	3,379,197,463	670,847,395	699,037,823	692,966,822	682,650,986	4,958,798,421	4,446,079,918
Share and paid-in capital	1,148,758,198	1,076,103,676	177,568,664	177,568,664	2,555,776,608	2,628,431,130	3,882,103,470	3,882,103,470
Retained earnings	2,500,583,736	2,202,473,358	760,828,097	788,921,243	(390,066,044)	(73,543,536)	2,871,345,789	2,917,851,065
Share premiums	85,511,492	85,511,492	273,307	273,307	(85,784,799)	(85,784,799)	—	—
Other reserves	227,711,872	15,108,937	(267,822,673)	(267,725,391)	(1,386,958,943)	(1,786,451,809)	(1,794,650,838)	(2,353,874,617)
Non-controlling interests	-	—	—	—	—	—	367,581,094	314,806,354

Total Liabilities and Equity	9,445,503,670	8,692,439,430	2,883,375,358	2,385,524,692	391,018,556	755,756,914	12,719,897,584	11,833,721,036

The Holdings and eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Generation			Distribution and Networks			Holdings and eliminations			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Line of Business	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
REVENUES AND OTHER OPERATING INCOME	2,784,385,141	3,276,386,938	3,877,758,513	1,641,409,755	1,511,618,986	1,454,721,924	(438,659,603)	(407,759,931)	(376,048,574)	3,987,135,293	4,380,245,993	4,956,431,863
Revenues	2,706,809,183	3,164,037,940	3,302,181,412	1,635,173,833	1,504,847,651	1,449,144,572	(437,250,126)	(406,294,494)	(372,325,894)	3,904,732,890	4,262,591,097	4,379,000,090
Energy sales	2,476,814,605	2,695,962,741	2,625,836,969	1,590,441,019	1,455,710,472	1,334,971,825	(487,522,020)	(460,714,334)	(405,592,652)	3,579,733,604	3,690,958,879	3,555,216,142
Other sales	224,001,691	463,955,105	672,104,106	7,436,464	5,416,211	6,719,051	39,143,080	41,171,562	38,084,659	270,581,235	510,542,878	716,907,816
Other services rendered	5,992,887	4,120,094	4,240,337	37,296,350	43,720,968	107,453,696	11,128,814	13,248,278	(4,817,901)	54,418,051	61,089,340	106,876,132
Other operating income	77,575,958	112,348,998	575,577,101	6,235,922	6,771,335	5,577,352	(1,409,477)	(1,465,437)	(3,722,680)	82,402,403	117,654,896	577,431,773

RAW MATERIALS AND CONSUMABLES USED	(1,845,817,132)	(2,077,670,582)	(2,573,293,127)	(1,467,109,226)	(1,321,193,173)	(1,194,700,166)	407,357,444	403,278,296	368,469,226	(2,905,568,914)	(2,995,585,459)	(3,399,524,067)
Energy purchases	(976,134,775)	(948,153,270)	(1,102,539,973)	(1,353,035,134)	(1,235,044,187)	(1,139,342,609)	413,827,449	397,914,613	356,664,541	(1,915,342,460)	(1,785,282,844)	(1,885,218,041)
Fuel consumption	(334,665,363)	(536,292,557)	(587,063,837)	—	—	—	—	—	—	(334,665,363)	(536,292,557)	(587,063,837)
Transportation expenses	(318,675,365)	(290,452,424)	(305,760,332)	(54,916,726)	(52,134,074)	(17,909,689)	17,371,321	20,994,700	28,150,078	(356,220,770)	(321,591,798)	(295,519,943)
Other miscellaneous supplies and services	(216,341,629)	(302,772,331)	(577,928,985)	(59,157,366)	(34,014,912)	(37,447,868)	(23,841,326)	(15,631,017)	(16,345,393)	(299,340,321)	(352,418,260)	(631,722,246)

CONTRIBUTION MARGIN	938,568,009	1,198,716,356	1,304,465,386	174,300,529	190,425,813	260,021,758	(31,302,159)	(4,481,635)	(7,579,348)	1,081,566,379	1,384,660,534	1,556,907,796

Other work performed by the entity and capitalized	22,404,218	25,505,720	23,738,963	12,853,893	11,265,189	16,574,703	5,474,430	2,858,557	4,256,019	40,732,541	39,629,466	44,569,685
Employee benefits expense	(75,311,306)	(86,389,203)	(72,744,313)	(42,240,347)	(37,799,634)	(39,078,134)	(46,385,481)	(48,598,963)	(46,416,946)	(163,937,134)	(172,787,800)	(158,239,393)
Other expenses, by nature	(162,972,834)	(146,245,510)	(195,666,710)	(84,444,936)	(71,513,304)	(77,662,552)	10,217,580	5,214,949	4,294,415	(237,200,190)	(212,543,865)	(269,034,847)

GROSS OPERATING INCOME	722,688,087	991,587,363	1,059,793,326	60,469,139	92,378,064	159,855,775	(61,995,630)	(45,007,092)	(45,445,860)	721,161,596	1,038,958,335	1,174,203,241

Depreciation and amortization expense	(235,988,508)	(200,466,363)	(183,459,507)	(54,844,885)	(50,976,045)	(56,293,022)	(4,635,585)	(1,957,376)	1,479,578	(295,468,978)	(253,399,784)	(238,272,951)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(34,203,486)	(7,023,888)	(2,286,438)	—	—	—	—	—	738,739	(34,203,486)	(7,023,888)	(1,547,699)
Impairment gains and reversals of impairment losses (Impairment losses) determined in accordance with IFRS 9.	(594,370)	90,538	(1,992,280)	(17,842,904)	(10,068,805)	(20,030,616)	7,418	(795,178)	(2,458)	(18,429,856)	(10,773,445)	(22,025,354)

OPERATING INCOME	451,901,723	784,187,650	872,055,101	(12,218,650)	31,333,214	83,532,137	(66,623,797)	(47,759,646)	(43,230,001)	373,059,276	767,761,218	912,357,237

FINANCIAL RESULT	(123,513,540)	(23,516,358)	(85,132,092)	(23,360,369)	(22,406,029)	(20,577,980)	(8,335,783)	(42,461,980)	(13,229,033)	(155,209,692)	(88,384,367)	(118,939,105)
Financial income	47,858,387	89,621,150	13,008,285	33,153,908	35,168,522	29,585,814	(2,729,852)	9,464,164	7,820,486	78,282,443	134,253,836	50,414,585
Cash and cash equivalents	3,002,395	651,382	18,295	84,365	2,946,011	4,038,512	17,828,481	31,005,795	15,842,151	20,915,241	34,603,188	19,898,958
Other financial income	44,855,992	88,969,768	12,989,990	33,069,543	32,222,511	25,547,302	(20,558,333)	(21,541,631)	(8,021,665)	57,367,202	99,650,648	30,515,627
Financial costs	(161,085,122)	(147,833,749)	(115,872,168)	(54,864,611)	(55,938,128)	(50,482,680)	(16,634,529)	(43,295,679)	(27,263,185)	(232,584,262)	(247,067,556)	(193,618,033)
Bank loans	(248)	(13,677)	(347,388)	(100)	(12,988)	(184)	(50,672,257)	(31,790,880)	(11,242,572)	(50,672,605)	(31,817,545)	(11,590,144)
Secured and unsecured obligations	(40,980,417)	(48,465,752)	(50,378,424)	—	—	—	(46,619,308)	(40,692,700)	(42,035,639)	(87,599,725)	(89,158,452)	(92,414,063)
Other	(120,104,457)	(99,354,320)	(65,146,356)	(54,864,511)	(55,925,140)	(50,482,496)	80,657,036	29,187,901	26,015,026	(94,311,932)	(126,091,559)	(89,613,826)
Income from indexation units	16,992,481	19,385,143	609,680	753,498	5,199,031	4,023,279	3,078,206	701,529	1,229,931	20,824,185	25,285,703	5,862,890
Foreign exchange profits (losses)	(27,279,286)	15,311,098	17,122,111	(2,403,164)	(6,835,454)	(3,704,393)	7,950,392	(9,331,994)	4,983,735	(21,732,058)	(856,350)	18,401,453

Share of profit (loss) of associates and joint ventures accounted for using the equity method	8,860,379	6,802,958	4,014,081	—	—	—	(446,704)	(1,100,870)	(732,840)	8,413,675	5,702,088	3,281,241
Other gains (losses)	233,792	8,285,111	935,428	—	(910,726)	—	(525,516)	214,472,552	981,045,868	(291,724)	221,846,937	981,981,296
Gain (loss) from other investments	233,792	1,833,289	124,652	—	—	—	(525,516)	215,618,389	981,045,868	(291,724)	217,451,678	981,170,520
Gain (loss) from the sale of assets	—	6,451,822	810,776	—	(910,726)	—	—	(1,145,837)	—	—	4,395,259	810,776

Profit (loss) before taxes	337,482,354	775,759,361	791,872,518	(35,579,019)	8,016,459	62,954,157	(75,931,800)	123,150,056	923,853,994	225,971,535	906,925,876	1,778,680,669

Income tax	(58,822,194)	(191,408,432)	(151,330,979)	10,093,354	5,986,351	7,698,062	13,800,276	(41,490,404)	(326,063,963)	(34,928,564)	(226,912,485)	(469,696,880)
	—			—			—			—
PROFIT (LOSS)	278,660,160	584,350,929	640,541,539	(25,485,665)	14,002,810	70,652,219	(62,131,524)	81,659,652	597,790,031	191,042,971	680,013,391	1,308,983,789

Profit (loss) attributable to	278,660,160	584,350,929	640,541,539	(25,485,665)	14,002,810	70,652,219	(62,131,524)	81,659,652	597,790,031	191,042,971	680,013,391	1,308,983,789
Profit (loss) attributable to owners of the parent	—	—		—	—	—	—	—	—	145,112,153	633,455,775	1,252,082,258
Profit (loss) attributable to non-controlling interests	—	—		—	—	—	—	—	—	45,930,818	46,557,616	56,901,531

	Generation			Distribution and Networks			Holdings and eliminations			Total
	12-31-2024	12-31-2023	12-31-2022	12-31-2024	12-31-2023	12-31-2022	12-31-2024	12-31-2023	12-31-2022	12-31-2024	12-31-2023	12-31-2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF CASH FLOWS
Net cash flows from (used in) operating activities	1,536,637,041	940,980,864	689,196,260	58,550,733	96,049,904	91,074,469	(64,281,898)	(331,368,523)	(35,491,916)	1,530,905,876	705,662,245	744,778,813
Net cash flows from (used in) investing activities	(825,484,908)	(589,841,542)	(990,157,962)	(68,767,691)	(99,120,863)	(98,077,760)	198,153,195	602,724,068	1,543,807,101	(696,099,404)	(86,238,337)	455,571,379
Net cash flows from (used in) financing activities	(665,526,190)	(155,850,946)	315,350,620	10,434,579	8,624,953	9,965,731	(378,101,708)	(787,009,650)	(953,972,710)	(1,033,193,319)	(934,235,643)	(628,656,359)

The Holdings and eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

36.  GUARANTEES WITH THIRD PARTIES, CONTINGENT ASSETS AND, LIABILITIES, AND OTHER COMMITMENTS

36.1 Direct guarantees

As of December 31, 2024, Enel Chile has future energy purchase commitments amounting to ThCh$20,329,101,105 (ThCh$15,383,584,129 as of December 31, 2023).

36.2 Indirect guarantees

			Debtor		Guarantee		Outstanding balance as of
Contract	Maturity	Creditor of Guarantee	Company	Relationship	Guarantor	Type of Guarantee	Currency	12-31-2024 ThCh$	12-31-2023 ThCh$
Enel Energy Efficiency & Renewables FL (LATAM) C & D	December 2038	European Investment Bank	Enel Chile	Parent	Enel SpA (*)	Guarantor	US$	99,079,122	87,211,501
Up to USD 286M Facility Agreement	December 2037	Citibank N.A. - London Branch	Enel Chile	Parent	Enel SpA	Guarantor	US$	285,912,642	-
Total								384,991,764	87,211,501

(*) Corresponds to a guarantee for 20% of the debt. The credit includes another guarantee with SACE (Italian Export Credit Agency) for the remaining 80%.

36.3 Litigation and Arbitration

1.Enel Chile S.A.
1.1.	In October 2020, Inversiones Tricahue S.A. filed a tort claim against Enel Chile, claiming its alleged liability for the economic losses suffered as a result of the corporate restructuring. The main claim by Inversiones Tricahue is for the amount of ThCh$72,558,025, and the claim by its subsidiary is for the amount of ThCh$12,431,395. The case is pending judgment. On July 20, 2024, a judgment was handed down dismissing the lawsuit in its entirety, whereupon Inversiones Tricahue filed the respective appeals, which are pending.
2.Enel Generación Chile S.A.
2.1.	On March 21, 2022, Inversiones Tricahue filed a lawsuit against Enel Generación before the arbitrator Rafael Gómez Balmaceda, alleging a breach of a settlement agreement dated August 22, 2012, requesting that the breach be declared by the court and requesting that Enel Generación be ordered to pay the fine or penalty clause established in the settlement agreement. On July 18, 2024, a judgment was handed down dismissing the lawsuit. Inversiones Tricahue filed the corresponding appeals, which are pending.
2.2.	On August 20, 2019, a lawsuit was filed against Enel Generación for alleged liability for damages suffered by the plaintiffs as a result of the operations of the Bocamina I and II power plants. The amount claimed is ThCh$38,160,000. The case is in the evidentiary stage.
3.Enel Distribución Chile S.A.
3.1.	On February 27, 2021, the National Consumer and User Protection Agency, CONADECUS, filed a class action lawsuit against Enel Distribución for violation of the collective and diffuse interest of consumers due to non-compliance with Law No. 19,496, the amount of which is undetermined. The case is in the evidentiary stage.
3.2.	On October 21, 2021, the National Consumer Service, SERNAC, filed a lawsuit against Enel Distribución and Empresa Eléctrica Colina for the power outages that occurred between January 29 and February 2, 2021. A guilty verdict was handed down, against which Enel Distribución filed the corresponding appeals, which are pending resolution.
3.3.	On March 11, 2022, the National Consumer Service, SERNAC, filed a lawsuit against Enel Distribución for alleged violations related to the contracting of insurance, the amount of which is undetermined. The case is awaiting judgment.

3.4.	On May 22, 2024, the National Consumers and Users Protection Agency, CONADECUS, is suing for the blackouts that occurred on May 20, 2024, for an undetermined amount. The case is currently in the discussion stage.
4.Enel Green Power Chile S.A.

4.1.On October 19, 2023, Global Energy Services Siemsa S.A. Chile Limitada, filed a counterclaim against Enel Green Power Chile S.A. alleging that it had breached the contract for the construction of the photovoltaic plant project called “Finis Terrae Extension”. The plaintiff requests that the contract be terminated with compensation for damages in its favor, the amount of the counterclaim is ThCh$14,884,256. In turn, Enel Green Power S.A. filed a counterclaim for breach of contract and compensation for damages. The case is in the final evidentiary stage, with closing procedures pending.

4.2.On December 15, 2022, Enel Green Power Chile S.A. filed a lawsuit against Aldesa Chile SpA. for breach of contract and compensation for damages in the construction of the photovoltaic plant project called “Sierra Gorda Solar”. At the same time, Aldesa Chile SpA. also filed a lawsuit against Enel Green Power S.A. for breach of the same contract, seeking damages in its favor for ThCh$19,448,233. The case is pending evidentiary proceedings, awaiting a summons for judgment.

In relation to the litigation matters described above, the Group has set up provisions in the sum of ThCh$932,432 as of December 31, 2024 (see Note 25). There are other litigation matters that have associated provisions but are not described in this note since they individually represent immaterial amounts. Management believes that the provisions recorded for such cases adequately cover the litigation risks, and therefore does not expect additional liabilities other than those already recorded.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates, if any.

Other litigation of relevance is reported below:

In 2017, legal proceedings were commenced by certain operators of the Northern Chile Grid (SING), including AES Gener SA, Eléctrica Angamos SA and Engie Energía Chile SA, against Gas Atacama Chile (currently Enel Generación Chile). On October 17, 2023, a first instance judgment was issued in which the plaintiffs' claims were partially upheld. Enel Generación Chile filed the corresponding procedural appeals before the Court of Appeals of Santiago, which are pending resolution. A very minor risk of adverse judgment is estimated.

In December 2016, a tort action was brought by Compañía Minera Arbiodo Limitada and Ingenieros y Asesores Limitada against Parque Eólico Taltal S.A. (currently, Enel Green Power Chile S.A.), the National Geology and Mining Service and the Chilean Treasury, for the alleged liability in the potential economic losses caused by the failure to carry out a mining project of interest to the plaintiffs. In December 2023, the claim was accepted, and the National Geology and Mining Service and Enel Green Power Chile were ordered to pay to the plaintiffs, jointly and severally, the amount of ThCh$346,067,011 as consequential damages. This matter is currently being considered before the Court of Appeals of Santiago, regarding the procedural appeals filed by the defendants. A very minor risk of adverse judgment is estimated.

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

1.	Cross Default

Some of the financial debt contracts contain cross default clauses.

Financial restrictions	Enel Chile	Enel Chile	Enel Chile	Enel Chile
Instrument type with restriction	Cred. with Fin. Inst.	Cred. with Fin. Inst.	Uncommitted line of credit	Yankee bonds
Restriction to be fulfilled by Informant or Subsidiary	Any financial debt that Enel Chile maintains, for any amount past due, and that the principal of the debt that gives rise to the cross default exceeds US$150 million in an individual debt.	Any financial debt that Enel Chile maintains, for any amount past due, and that the principal of the debt that gives rise to the cross default exceeds US$150 million in an individual debt.	Any financial debt held by Enel Generación Chile, for any amount past due.	Any financial debt that Enel Chile maintains, for any amount past due, and that the principal of the debt that gives rise to the cross default exceeds US$150 million in an individual debt.
Creditor	DNB Bank ASA (Administrative Agent)	Corporación Andina de Fomento, Citibank, European Investment Bank and Scotiabank Chile	BCI	Bank of New York Mellon (Bondholder Representative)
Registration Number	-	-	-	ISIN: US29278DAA37
Name of financial indicator or ratio	Cross default	Cross default	Cross default	Cross default
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Calculation mechanism or definition of the indicator or ratio	Debt past due higher than US$150 million of principal individually.	Debt past due higher than US$150 million of principal individually.	Delinquent debt.	Debt past due higher than US$150 million of principal individually.
Restriction that must be fulfilled (Range, Value and Unit of measure)	Not having individual debts past due higher than US$150 million.	Not having individual debts past due higher than US$150 million.	Not have individual debts past due.	Not having individual debts past due higher than US$150 million.
Indicator or ratio determined by the company	There are no outstanding debts for an individual amount higher than US$150 million.	There are no outstanding debts for an individual amount higher than US$150 million.	There are no delinquent debts.	There are no outstanding debts for an individual amount higher than US$150 million.
Compliance YES/NO	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	-	-	-	-

Financial restrictions	Enel Generación Chile	Enel Generación Chile	Enel Generación Chile	Enel Distribución Chile
Instrument type with restriction	Yankee bonds	Series H and M Bonds	Uncommitted line of credit	Uncommitted line of credit
Restriction to be fulfilled by Informant or Subsidiary

Any financial debt held by Enel Generación Chile or its Chilean subsidiaries, for any amount in default, and that the principal amount of the debt giving rise to the cross default exceeds US$30 million in an individual debt.

		Any financial debt held by Enel Generación Chile, for any amount in default, and that the principal amount of the debt giving rise to the cross default exceeds US$50 million in an individual debt.	Any financial debt held by Enel Generación Chile, for any amount in arrears.	Any financial debt held by Enel Distribución Chile, for any amount in arrears.
Creditor	Bank of New York Mellon (Bondholder Representative)	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile and Scotiabank Chile	Banco Santander Chile and Scotiabank Chile
Registration Number	ISIN: US29244TAC53; US29244TAB7; US29244TAA9	CMF Securities Registry Registration No. 317 for Series H and No. 522 for Series M	-	-
Name of financial indicator or ratio	Cross default	Cross default	Cross default	Cross default
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Calculation mechanism or definition of the indicator or ratio	Debt in arrears greater than US$30 million principal amount on an individual basis.	Debt in arrears greater than US$50 million principal amount on an individual basis.	Delinquent debt.	Delinquent debt.
Restriction that must be fulfilled (Range, Value and Unit of measure)	Not to have individual debts in arrears in excess of US$30 million.	Not to have individual debts in arrears in excess of US$50 million.	Not have individual debts past due.	Not have individual debts past due.
Indicator or ratio determined by the company	There are no delinquent debts in excess of US$30 million on an individual basis.	There are no delinquent debts in excess of US$50 million on an individual basis.	There are no delinquent debts.	There are no delinquent debts.
Compliance YES/NO	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	-	-	-	-

2.	Financial covenants

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

Creditor	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile (Bondholders' Representative)
Registration Number	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the Securities Registry with CMF No. 317
Name of financial indicator or ratio	Consolidated Indebtedness Level	Equity Attributable to the Parent	Financial Expenses Coverage rate	Net Active Position with Related Companies
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
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

The Net Active Position with Related Companies is the difference between: i) the sum of Receivables due from Related Parties of Current and Non-Current Assets and ii) the sum of Payables due to Related Parties, Current and Non-Current Liabilities. The amounts corresponding to those that jointly comply with the following must be excluded from the foregoing: i) operations lasting less than 180 days, and ii) operations arising from the ordinary course of business of Enel Generación Chile or its subsidiaries.

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

Indicator or ratio determined by the company	0.16	$2,725,132 million	19.37	US$206.67 million
Compliance YES/NO	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	Financial Obligations and Total Capitalization	Equity attributable to the owners of the parent company.	Gross Operating Income and Financial Expenses	Current and Non-Current Accounts Receivable and Payable to Related Entities.

Finally, in most contracts, the acceleration of the debt due to non-compliance with covenants does not occur automatically. Certain conditions must be met, such as the expiration of remediation periods, among others.

As of December 31, 2024, both Enel Chile and its subsidiaries were in compliance with their financial obligations summarized herein, they also comply with other financial obligations whose non-compliance could result in the acceleration of the maturity of its financial commitments. Additionally, Management is not aware of any facts or circumstances indicating that the Company may have difficulties in meeting these covenants during or after the reporting period.

37.  HEADCOUNT

Enel Chile’s personnel as of December 31, 2024 and 2023 is as follows:

Country	12-31-2024	12-31-2023
Chile	1,932	2,056
Argentina (1)	20	21
Total	1,952	2,077
Average	2,003	2,134
(1)	This item corresponds to the branch of Enel Generación Chile located in the province of Jujuy, Argentina.

38.  SANCTIONS

The following Group companies have received sanctions from administrative authorities:

1.	Enel Distribución Chile S.A.
1.1.	By means of Exempt Resolution No. 10,921 dated February 21, 2022, the SEF imposed on Enel Distribución a fine equivalent to 39,261 UTM (ThCh$2,642,030), for not complying with the provisions of Article 4-1 of the Technical Standard of Service Quality for Distribution Systems, in relation to Articles 145 and 222, letter h), of the Regulations of the General Law of Electric Services and, in turn, in relation to Articles 72-14 and 130 of the General Law of Electric Services, based on the information provided by the company in the process titled "Interruptions 2018". Enel Distribución filed an appeal for reconsideration against this resolution, which is pending resolution.
1.2.	By means of Exempt Resolution No. 25,189 dated May 13, 2024, the SEF imposed a fine on Enel Distribución equivalent to 60,000 UTM (ThCh$4,037,640), on the grounds that there were violations of Art. 8 ter of the General Law on Electrical Services, relating to the performance of activities that violate the exclusive distribution obligation. Enel Distribución filed an appeal for reconsideration against this resolution, which is pending resolution.
1.3.	By means of Exempt Resolution No. 27,691 dated September 15, 2024, the SEF imposed a fine on Enel Distribución equivalent to 39,600 UTM (ThCh$2,664,842), deeming that during the period from January to December 2022 Enel Distribución exceeded the maximum SAIDI limit established in current regulations in the Metropolitan Region, specifically, the districts of Colina, Conchalí, Estación Central, Huechuraba, Lampa, Lo Espejo, Lo Prado and Maipú. Enel Distribución filed an appeal against this decision, which is pending resolution.
1.4.	By means of Exempt Resolution No. 26,948 dated February 28, 2024, the SEF imposed a fine on Enel Distribución equivalent to 40,000 UTM (ThCh$2,691,760), deeming that its obligations were breached due to line interruptions. Enel Distribución filed an appeal against this decision, which is pending resolution.
1.5.	By means of Official Letter No. 246,328 and Exempt Resolutions Nos. 36,621, 36,622, 36,623 and 36,624 received in September 2024 and January 2025, respectively, the SEF imposed fines on Enel Distribución for a total amount of 280,000 UTM (ThCh$18,842,320), in relation to potential breaches related to the effects that occurred in the context of the climatic event that took place on August 1 and 2, 2024 in various districts of the Metropolitan Region. In response to this notification, Enel Distribución filed its defense, which is pending resolution, and the corresponding appeals for reconsideration will also be filed (see Note 41.v).

In relation to the sanctions described above, the Group has established provisions for ThCh$28,844,481 as of December 31, 2024 (see Note 25). There are other sanctions that also have associated provisions but are not described in this Note since they individually represent immaterial amounts. The Management of the Company believes that the provisions recorded are adequate to cover the risks resulting from sanctions, and therefore do not expect additional liabilities other than those already specified.

39.  ENVIRONMENT

Environmental expenses for the years ended December 31, 2024, 2023 and 2022 are as follows:

						12-31-2024				12-31-2023
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements	Amount of prior period disbursement
Pehuenche S.A.		Waste Management	In progress	42,693	—	42,693	—	—	42,693	68,947
	Pehuenche power plant	Environmental Sanitation	In progress	6,652	—	6,652	—	—	6,652	1,707
		Environmental materials	In progress	5,690	—	5,690	—	—	5,690	18,170
Enel Distribución Chile S.A.	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	3,550,212	—	3,550,212	8,622,291	12/31/2025	12,172,503	1,532,887
	SEF STANDARDIZATION PROJECT (CAPEX)	Underground Networks Interaction Project between Enel and Metrogas	In progress	612,337	—	612,337	—	—	612,337	639,601
	Improvements environmental impact	Urban tree planting project (2T)	In progress	—	—	—	10,000,000	12/31/2025	10,000,000	—
		Waste recovery initiative (4T)	In progress	—	—	—	2,000,000	12/31/2025	2,000,000	—
		Asbestos Storage Project (2T)	In progress	—	—	—	7,000,000	12/31/2025	7,000,000	—
		MA Space in the CEO (2T)	In progress	—	—	—	12,000,000	12/31/2025	12,000,000	—
Enel Generación Chile S.A.	Environmental expenses, and certifications, Coal Power Plants (CP)	The main expenses incurred are: Investments, improvements and work performed to obtain certificates in Diesel tanks,. Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	9,564,824	7,168,324	2,396,500	1,487,715	—	11,052,539	1,798,851
	Environmental expenses, adaptations and certifications, Thermal Power Plants (TP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (TP)	In progress	1,521,191	424,705	1,096,486	894,654	—	2,415,845	1,790,310
	Environmental expenses, Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (HP)	In progress	378,046	—	378,046	—	—	378,046	502,557
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	436,358	—	436,358	—	—	436,358	91,480
	Environmental sanitation	Contracts for vector control, deratization, disinfection	In progress	49,880	—	49,880	—	—	49,880	22,180
	Campaigns and Studies	Contracts for Environmental Monitoring ( Flora and Fauna- Archeology, others)	In progress	595,261	—	595,261	—	—	595,261	—
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	38,663	—	38,663	—	—	38,663	19,073
	Outsourced services	Other services (contracts with third parties)	In progress	32,667	—	32,667	—	—	32,667	83,111
	Household waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	22,132	—	22,132	—	—	22,132	6,177
	Environmental Travel	Tickets - accommodation and travel allowance for site visits to facilities	In progress	124,926	—	124,926	—	—	124,926	—
	Legal requirements contract	Environmental and sectorial permit management contract.	In progress	193,742	—	193,742	—	—	193,742	27,037
	Rent/vehicle expenses	Vehicle rental for environmental trips (field visits / Plants)	In progress	8,526	—	8,526	—	—	8,526	41,615
	Bird collision monitoring contract	Bird Collision Monitoring Contract	In progress	10,760	—	10,760	—	—	10,760	388,175
Geotérmica del Norte S.A.	Waste management	Contracts for removal of hazardous and non-hazardous waste	In progress	63,192	—	63,192	—	—	63,192	13,607
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	4,380	—	4,380	—	—	4,380	8,630
	Campaigns and Studies	Contracts for Environmental Monitoring (Birds Collision - Flora and Fauna - Archeology, others)	In progress	366,260	—	366,260	—	—	366,260	275,403
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	18,821	—	18,821	—	—	18,821	30,286
Parque Eólico Talinay Oriente S.A.	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	11,763	—	11,763	—	—	11,763	1,251
	Campaigns and Studies	Contracts for Environmental Monitoring (Birds Collision - Flora and Fauna - Archeology, others)	In progress	30,882	—	30,882	—	—	30,882	5,559
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	27,118	—	27,118	—	—	27,118	614
	Household waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	19,664	—	19,664	—	—	19,664	—
		Household / domestic waste removal contract	In progress	21,942	—	21,942	—	—	21,942	11,713
		Total		17,758,581	7,593,029	10,165,552	42,004,660		59,763,241	7,378,941

				12-31-2023
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements
Pehuenche S.A.	Pehuenche power plant	Waste Management	In progress	34,473	—	34,473	34,473	12-31-2024	68,946
		Environmental Sanitation	In progress	854	—	854	854	12/31/2024	1,708
		Materials Environment	In progress	9,085	—	9,085	9,085	12/31/2024	18,170
Enel Distribución Chile S.A.	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	1,532,887	—	1,532,887	—	—	1,532,887
	Improvements in the MT network	Replacement underground transformers by Technical Standard (PCB)	Completed	230,606	230,606	—	—	—	230,606
	SEF STANDARDIZATION PROJECT (CAPEX)	Underground Networks Interaction Project between Enel and Metrogas	In progress	639,601	639,601	—	—	—	639,601
Enel Generación Chile S.A.	Environmental expenses, and certifications, Coal Power Plants (CP)	The main expenses incurred are: Investments, improvements and work performed to obtain certificates in Diesel tanks,. Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	587,545	105,196	482,349	1,211,306	12/31/2024	1,798,851
	Environmental expenses, adaptations and certifications, Thermal Power Plants (TP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (TP)	In progress	1,174,689	436,295	738,394	615,621	12/31/2024	1,790,310
	Environmental expenses, Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (HP)	In progress	143,262	—	143,262	359,295	12/31/2024	502,557
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	91,480	—	91,480	—	—	91,480
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	22,180	—	22,180	—	—	22,180
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	58,235	—	58,235	—	—	58,235
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	19,073	—	19,073	—	—	19,073
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	22,707	—	22,707	—	—	22,707
	Outsourced services	Other services (contracts with third parties)	In progress	83,111	—	83,111	—	—	83,111
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	108,170	—	108,170	—	—	108,170
	Domestic waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	6,177	—	6,177	—	—	6,177
	Legal requirement contract	Environmental and sectorial permit management contract.	In progress	27,037	—	27,037	—	—	27,037
	Rent/vehicle expenses	Vehicle rental for environmental trips (field visits / Plants)	In progress	41,615	—	41,615	—	—	41,615
	Bird collision monitoring contract	Bird collision monitoring contract	In progress	388,175	—	388,175	—	—	388,175
	Wildlife monitoring	Contracts for Environmental Monitoring (Wildlife)	In progress	100,470	—	100,470	—	—	100,470
	Archaeological monitoring	Monitoring of archaeological sites	In progress	36,972	—	36,972	—	—	36,972
	Noise monitoring	Noise monitoring	In progress	30,545	—	30,545	—	—	30,545
Geotérmica del Norte S.A.	Waste management	Contracts for removal of hazardous and non-hazardous waste	In progress	13,607	—	13,607	—	—	13,607
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	8,630	—	8,630	—	—	8,630
	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	15,675	—	15,676	—	—	15,675
	Environmental materials	Purchase of environmental materials (containers, anti-leak kits, others)	In progress	275,403	—	275,403	—	—	275,403
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	613	—	613	—	—	613
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	1,140	—	1,140	—	—	1,140
	Outsourced services	Other services (contracts with third parties)	In progress	30,286	30,286	30,286	—	—	30,286
Parque Eólico Talinay Oriente S.A.	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	15,903	—	15,903	—	—	15,903
	Campaigns and studies	Contracts for Environmental Monitoring (Birds - Flora and Fauna - Archaeology, etc.)	In progress	1,251	—	1,251	—	—	1,251
	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	5,478	—	5,478	—	—	5,478
	Campaigns and studies	Contracts for Environmental Monitoring (Birds - Flora and Fauna - Archaeology, etc.)	In progress	5,559	—	5,559	—	—	5,559
	Environmental materials	Purchase of environmental materials (containers, anti-leak kits, others)	In progress	614	—	614	—	—	614
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	585	—	585	—	—	585
	Domestic waste removal	Household / domestic waste removal contract	In progress	11,713	—	11,713	—	—	11,713
	Bird Collision Monitoring Contract	Bird Collision Monitoring Contract	In progress	22,203	—	22,203	—	—	22,203
		Total		5,797,609	1,441,984	4,385,912	2,230,634		8,028,243

				12-31-2022
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements
Pehuenche S.A.	Pehuenche power plant	Waste Management	In progress	29,164	—	29,164	5,405	12-31-2023	34,569
		Environmental Sanitation	In progress	3,105	—	3,105	19,298	12-31-2023	22,403
		Materials Environment	In progress	25,144	—	25,144	24,720	12-31-2023	49,864
Enel Distribución Chile S.A.	Vegetation Control In At Networks (OPEX)	This activity contemplates the maintenance of the band of easement of high voltage lines between 34.5 and 500kv.	In progress	525,809	—	525,809	—	—	525,809
	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	2,383,970	—	2,383,970	—	—	2,383,970
	Improvements in the MT network	Replacement underground transformers by Technical Standard (PCB)	In progress	139,820	—	139,820	—	—	139,820
	SEF standardization project (CAPEX)	Underground Networks Interaction Project between Enel and Metrogas	In progress	2,932,689	—	2,932,689	—	—	2,932,689
Enel Generación Chile S.A.	Environmental expenses, and certifications, Coal Power Plants (CP)	The main expenses incurred are: Investments, improvements and work performed to obtain certificates in Diesel tanks,. Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	1,611,874	689,327	922,547	632,635	12-31-2023	2,244,509
	Environmental expenses, adaptations and certifications, Thermal Power Plants (TP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (TP)	In progress	1,231,175	182,861	1,048,314	2,120,483	12-31-2023	3,351,658
	Environmental expenses, Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (HP)	In progress	426,453	—	426,453	718,751	12-31-2023	1,145,204
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	75,422	—	75,422	193,828	12-31-2023	269,250
	Environmental sanitation	Contracts for vector control, deratization, disinfection	In progress	22,316	—	22,316	195,796	12-31-2023	218,112
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	61,552	—	61,552	91,153	12-31-2023	152,705
	Rent/vehicle expenses	Vehicle rental for environmental trips (field visits / Plants)	In progress	75,481	—	75,481	114,211	12-31-2023	189,692
	Campaigns and studies	Contracts for Environmental Monitoring (Collision of Birds- Flora and Fauna- Archeology, others)	In progress	13,234	—	13,234	109,770	12-31-2023	123,004
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	14,203	—	14,203	46,944	12-31-2023	61,147
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	65,043	—	65,043	110,887	12-31-2023	175,930
	Outsourced services	Other services (contracts with third parties)	In progress	10,932	—	10,932	227,590	12-31-2023	238,522
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	43,576	—	43,576	181,299	12-31-2023	224,875
	Domestic waste removal	Household / domestic waste removal contract	In progress	78,617	—	78,617	69,700	12-31-2023	148,317
	Environment travel	Tickets - accommodation and travel allowance for site visits to facilities	In progress	49,605	—	49,605	99,316	12-31-2023	148,921
	Legal requirement contract	Environmental and sectorial permit management contract.	In progress	217,870	—	217,870	617,101	12-31-2023	834,971
	Bird collision monitoring contract	Bird Collision Monitoring Contract	In progress	71,680	—	71,680	63,000	12-31-2023	134,680
	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	26,667	—	26,667	36,764	12-31-2023	63,431
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	2,293	—	2,293	37,750	12-31-2023	40,043
Geotérmica del Norte S.A.	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	5,589	—	5,589	5,378	12-31-2023	10,967
	Campaigns and studies	Contracts for Environmental Monitoring (Collision of Birds- Flora and Fauna- Archeology, others)	In progress	277,126	—	277,126	406,915	12-31-2023	684,041
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	4,209	—	4,209	5,227	12-31-2023	9,436
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	—	—	—	3,659	12-31-2023	3,659
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	31,411	—	31,411	—	12-31-2023	31,411
	Domestic waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	8,150	—	8,150	10,950	12-31-2023	19,100
	Vegetation control in AT networks	This activity contemplates the maintenance of the band of easement of high voltage lines between 34.5 and 500kv.	In progress	102,015	—	102,015	142,081	11-30-2022	244,096
		It consists of cutting branches until reaching the safety conditions that the foliage must be left with respect to the drivers.	In progress	223,178	—	223,178	—	—	223,178
Enel Transmisión Chile S.A.	Environmental management in SSEE	The service consists of the maintenance of green areas with replacement of species and grass in Enel substation enclosures	In progress	59,999	—	59,999	81,570	11-30-2022	141,569
	Environmental management	Environmental management of reforestation in the Parque Metropolitano.	In progress	7,715	—	7,715	2,580	11-30-2022	10,295
		Nests and Others	In progress	1,590	—	1,590	6,010	11-30-2022	7,600
	Silica gel replacement in power transformers	Considers the replacement of silica gel (hygroscopic salt) to one (1) power transformer.	Completed	113	—	113	—	—	113
Parque Eolico Talinay Oriente S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	6,496	—	6,496	7,841	12-31-2023	14,337
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	1,789	—	1,789	15,642	12-31-2023	17,431
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	4,916	—	4,916	4,640	12-31-2023	9,556
	Campaigns and studies	Contracts for Environmental Monitoring (Collision of Birds- Flora and Fauna- Archeology, others)	In progress	39,093	—	39,093	—	-	39,093
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	1,949	—	1,949	5,227	12-31-2023	7,176
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	—	—	—	1,830	12-31-2023	1,830
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	453	—	453	—	—	453
	Domestic waste removal	Household / domestic waste removal contract	In progress	8,884	—	8,884	25,027	12-31-2023	33,911
	Bird collision monitoring contract	Bird collision monitoring contract	In progress	41,476	—	41,476	—	—	41,476
		Total		10,963,845	872,188	10,091,657	6,440,978		17,404,823

40.  FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2024, 2023 and 2022, summarized financial information of the Company’s principal consolidated subsidiaries prepared under IFRS is as follows.

	12-31-2024
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile	Consolidated	669,750,787	2,213,624,569	2,883,375,356	775,649,811	1,436,878,152	670,847,393	2,883,375,356	1,641,409,755	(1,467,109,226)	174,300,529	60,469,139	(12,218,650)	(23,360,369)	(35,579,019)	10,093,354	(25,485,665)	(2,704,765)	(28,190,430)
Enel Generación Chile	Separate	1,757,858,299	2,927,683,402	4,685,541,701	1,094,624,777	853,934,154	2,736,982,770	4,685,541,701	2,961,926,314	(2,339,691,479)	622,234,834	498,934,150	441,872,262	(27,920,001)	558,864,064	(82,252,530)	476,611,534	182,007,551	658,619,085
Enel Distribución Chile	Separate	659,256,202	2,200,865,345	2,860,121,547	764,742,650	1,436,842,637	658,536,260	2,860,121,547	1,636,765,123	(1,462,595,679)	174,169,443	60,673,321	(11,000,088)	(23,676,847)	(34,676,935)	9,678,533	(24,998,402)	(2,700,019)	(27,698,421)
Empresa Eléctrica Pehuenche S.A.	Separate	92,706,260	158,625,979	251,332,239	51,508,159	34,309,142	165,514,938	251,332,239	249,124,751	(16,366,495)	232,758,255	224,506,165	217,595,776	3,797,253	221,393,029	(59,584,001)	161,809,028	—	161,809,028
Enel X Chile SPA	Separate	71,021,967	79,563,449	150,585,416	73,394,163	87,611,986	(10,420,733)	150,585,416	47,372,440	(25,938,804)	21,433,636	2,978,191	2,051,031	(14,272,853)	(12,221,822)	3,517,272	(8,704,550)	17,759	(8,686,791)
Enel X Way Chile S.p.A.	Separate	16,935,442	2,544,040	19,479,482	6,784,325	417,771	12,277,386	19,479,482	3,073,703	(2,645,090)	428,613	(1,309,643)	(1,508,397)	147,744	(1,360,653)	(1,427,097)	(2,787,750)	(27,715)	(2,815,465)
Enel Mobility Chile SPA	Separate	2,362,663	8,185,400	10,548,063	11,599,376	—	(1,051,313)	10,548,063	690,515	(545,687)	144,828	(1,042,732)	(1,427,396)	(561,638)	(1,989,033)	(93,549)	(2,082,582)	—	(2,082,582)
Geotérmica del Norte S.A.	Separate	52,681,092	485,600,836	538,281,928	38,660,048	6,749,581	492,872,299	538,281,928	53,157,963	(15,351,291)	37,806,672	32,362,187	5,470,154	7,131,725	12,601,879	(2,294,234)	10,307,645	59,315,301	69,622,946
Parque Eólico Talinay Oriente S.A.	Separate	167,635,258	85,504,106	253,139,364	10,572,831	24,774,608	217,791,925	253,139,364	13,273,053	(1,317,734)	11,955,320	8,070,944	445,862	6,817,527	7,263,389	(1,898,972)	5,364,417	26,149,984	31,514,401
Enel Green Power Chile S.A	Separate	164,466,777	4,241,781,610	4,406,248,387	570,623,171	2,839,560,300	996,064,916	4,406,248,387	614,080,766	(173,871,990)	440,208,775	353,307,960	181,693,468	(113,340,043)	68,353,425	(19,489,923)	48,863,502	117,954,715	166,818,217
Grupo Enel Green Power Chile	Consolidated	355,104,853	4,330,554,984	4,685,659,837	590,177,775	2,877,283,498	1,218,198,564	4,685,659,837	616,697,946	(130,057,863)	486,640,083	393,741,092	186,793,960	(99,390,792)	87,127,765	(23,462,937)	63,664,828	140,616,668	204,281,496
Grupo Enel Generación Chile	Consolidated	1,805,201,223	3,002,358,288	4,807,559,511	1,182,232,737	888,026,719	2,737,300,055	4,807,559,511	3,079,772,877	(2,227,757,665)	852,015,212	723,307,269	659,468,037	(24,122,748)	644,714,864	(141,836,531)	502,878,333	185,510,243	688,388,576

	12-31-2023
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile	Consolidated	536,336,504	1,849,188,188	2,385,524,692	576,000,953	1,110,485,916	699,037,823	2,385,524,692	1,511,618,986	(1,321,193,173)	190,425,813	92,378,064	31,333,214	(22,406,029)	8,016,459	5,986,351	14,002,810	4,256,843	18,259,653
Enel Generación Chile	Separate	1,639,751,390	2,891,976,787	4,531,728,177	1,253,245,045	874,687,249	2,403,795,883	4,531,728,177	3,093,713,774	(2,492,460,074)	601,253,700	479,828,601	421,257,037	43,699,104	623,784,931	(111,039,121)	512,745,810	(89,523,631)	423,222,179
Enel Distribución Chile	Separate	527,062,985	1,838,003,681	2,365,066,666	565,443,694	1,110,458,785	689,164,187	2,365,066,666	1,507,064,996	(1,319,758,411)	187,306,585	90,583,023	28,536,267	(21,595,248)	6,030,293	6,318,917	12,349,210	4,255,736	16,604,946
Empresa Eléctrica Pehuenche S.A.	Separate	91,177,341	155,350,662	246,528,003	50,383,350	36,279,770	159,864,883	246,528,003	217,717,148	(7,818,815)	209,898,332	201,464,786	194,705,044	6,861,192	201,566,236	(53,910,507)	147,655,728	—	147,655,728
Arcadia Generación Solar S.A. (1)	Separate	—	—	—	—	—	—	—	43,093,497	(908,539)	42,184,958	30,522,549	13,883,421	570,731	14,454,153	(5,973,184)	8,480,969	8,442,564	16,923,533
Enel X Chile SPA	Separate	83,136,706	109,373,485	192,510,191	106,830,357	87,413,776	(1,733,942)	192,510,191	46,467,999	(18,085,114)	28,382,885	13,553,843	12,349,930	(42,751,424)	(30,401,494)	8,468,810	(21,932,684)	(30,735)	(21,963,419)
Geotérmica del Norte S.A.	Separate	20,720,312	449,885,526	470,605,838	37,049,192	10,307,294	423,249,352	470,605,838	45,865,852	(11,566,230)	34,299,622	26,786,584	4,392,257	(940,485)	3,451,771	(1,209,441)	2,242,330	10,372,466	12,614,796
Parque Eólico Talinay Oriente S.A.	Separate	138,191,942	79,433,206	217,625,148	7,836,118	23,511,505	186,277,525	217,625,148	14,016,228	(1,221,066)	12,795,162	9,457,579	2,703,605	6,961,749	9,665,354	(2,997,342)	6,668,012	4,646,496	11,314,508
Enel Green Power Chile S.A	Separate	129,441,688	3,700,078,682	3,829,520,370	704,179,322	2,296,094,345	829,246,703	3,829,520,370	533,135,755	(208,840,806)	324,294,949	243,660,309	147,896,440	(81,930,070)	65,966,371	(16,113,795)	49,852,576	21,410,915	71,263,491
Grupo Enel Green Power Chile	Consolidated	265,831,009	3,806,579,686	4,072,410,695	726,541,701	2,335,254,987	1,010,614,007	4,072,410,695	536,160,033	(169,604,794)	366,555,239	279,904,471	154,342,148	(74,647,386)	79,749,325	(20,485,619)	59,263,706	25,380,251	84,643,957
Grupo Enel Generación Chile	Consolidated	1,683,683,256	2,950,604,840	4,634,288,096	1,368,122,040	910,617,397	2,355,548,659	4,634,288,096	3,198,265,169	(2,390,034,659)	808,230,510	681,160,341	615,962,079	50,560,296	681,555,884	(164,949,629)	516,606,255	(89,055,604)	427,550,651

	12-31-2022
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Grupo Enel Distribución Chile	Consolidated	517,448,832	1,503,735,962	2,021,184,794	707,079,953	629,125,828	684,979,013	2,021,184,794	1,390,067,039	(1,219,057,344)	171,009,695	80,618,603	13,031,895	(11,117,156)	1,914,739	20,211,987	22,126,726	(6,670,042)	15,456,684
Enel Generación Chile	Separate	1,616,083,142	2,654,629,663	4,270,712,805	899,409,125	1,202,746,824	2,168,556,856	4,270,712,805	3,666,453,365	(2,927,568,119)	738,885,246	593,454,679	525,197,060	(36,631,364)	635,647,512	(71,927,760)	563,719,752	147,458,665	711,178,417
Enel Distribución Chile	Separate	509,513,449	1,493,545,567	2,003,059,016	695,744,040	629,055,841	678,259,135	2,003,059,016	1,386,278,469	(1,217,064,139)	169,214,330	79,680,726	14,077,959	(11,098,303)	2,979,657	19,475,413	22,455,070	(6,665,575)	15,789,495
Empresa Eléctrica Pehuenche S.A.	Separate	153,652,579	156,567,496	310,220,075	97,367,848	38,214,373	174,637,854	310,220,075	272,441,946	(8,068,518)	264,373,428	256,448,537	248,835,473	5,859,222	254,694,695	(67,785,473)	186,909,222	—	186,909,222
Enel Transmision Chile S.A. (2)	Separate	—	—	—	—	—	—	—	96,056,284	(2,416,696)	93,639,588	79,237,171	70,500,241	(9,460,824)	61,039,418	(12,513,925)	48,525,493	55,652	48,581,145
Enel X Chile SPA	Separate	120,842,754	129,627,868	250,470,622	227,063,403	1,615,388	21,791,831	250,470,622	44,555,174	(19,227,050)	25,328,124	10,911,375	10,785,706	(9,297,839)	918,355	930,710	1,849,065	(72,940)	1,776,125
Geotérmica del Norte S.A.	Separate	25,635,151	449,371,985	475,007,136	54,576,871	9,795,709	410,634,556	475,007,136	42,338,738	(2,085,161)	40,253,577	2,484,607	(16,314,492)	(1,906,202)	(18,220,694)	5,882,266	(12,338,428)	436,250	(11,902,178)
Parque Eólico Talinay Oriente S.A.	Separate	127,752,924	84,532,822	212,285,746	12,169,016	25,153,714	174,963,016	212,285,746	27,384,124	(1,255,906)	26,128,218	22,691,033	15,654,610	2,650,649	18,305,259	(5,114,251)	13,191,008	(228,602)	12,962,406
Enel Green Power Chile S.A	Separate	155,208,869	3,614,007,070	3,769,215,939	734,804,810	1,950,173,417	1,084,237,712	3,769,215,939	497,274,888	(247,339,410)	249,935,478	182,795,798	97,069,706	(59,481,555)	37,588,151	(11,322,450)	26,265,701	(2,216,269)	24,049,432
Grupo Enel Green Power Chile	Consolidated	291,452,465	3,734,811,118	4,026,263,583	784,406,218	1,990,260,594	1,251,596,771	4,026,263,583	510,321,233	(198,979,315)	311,341,918	210,023,156	98,022,568	(54,359,950)	40,852,508	(11,617,745)	29,234,763	7,747,281	36,982,044
Grupo Enel Generación Chile	Consolidated	1,700,122,637	2,707,181,983	4,407,304,620	1,082,602,388	1,240,478,531	2,084,223,701	4,407,304,620	3,818,906,698	(2,818,054,885)	1,000,851,813	849,770,172	774,032,534	(30,772,142)	751,020,012	(139,713,234)	611,306,778	147,333,179	758,639,957

(1)	See Note 2.4.1.i.
(2)	See Note 5.3.

41.  SUBSEQUENT EVENTS

Enel Chile S.A.

i.	Effective as of January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to US dollars, since that currency will significantly influence the economic environment in which the Company operates.

Enel Chile’s change of functional currency will be accounted for prospectively from inception by translating all items in the financial statements into the new functional currency, using the then-current exchange rate as of the effective date of the change.

The functional currency change is substantially motivated by the fact that the subsidiary Enel Generación Chile will change its functional currency from Chilean pesos to US dollars on the same date. The main reason for this change is that as of 2025 the main source of revenue of this subsidiary is expected to originate from the group of unregulated customer agreements that, considering the billing and collection cycles, give rise to a substantially lower exposure to exchange rate fluctuations compared with the group of regulated customers, which require considerably more time to complete the collection process. The group of regulated customer agreements represented the Company's main source of revenue in 2024.

Thus, in consideration to the relevance of the Generation Segment for the Group, the main source of revenue of Enel Chile (i.e. dividends from its subsidiaries, will be determined on a consistent basis in US dollars).

Effective as of January 1, 2025, Enel Chile will also change the presentation currency of its consolidated financial statements to US dollars. The change in the presentation currency of the Company's consolidated financial statements will be accounted for as a change in accounting policy and applied retrospectively as if the new presentation currency had always been the presentation currency. Consequently, the comparative figures for the years prior to January 1, 2025 will be restated to be presented in US dollars, using average exchange rates for revenues and expenses and the closing exchange rate at the balance sheet date for assets and liabilities. Issued capital, retained earnings, and other reserves in equity will be translated using historical exchange rates. The resulting exchange differences will be recognized in equity.

~~ii.~~	On January 23, 2025, Enel Chile held an ordinary board meeting, where the modification of the Centralized Cash Agreement (“CCA”), entered into by Enel Chile and its subsidiaries, was approved. The proposal consisted in harmonizing all new intercompany transactions under a single procedure via the CCA. This agreement allows for performing two categories of transactions, namely: i) short-term CCAs (for short-term deficit or surplus), and ii) long-term CCAs (for 1-year or 3-year deficit or surplus), thus standardizing the instruments for all transactions. Under this scheme, daily movements of the CCA will be automatically recorded in the short-term CCA and the subsidiary will be able to request Enel Chile to reallocate a portion of, or the entire amount to, a long-term CCA, contingent on the financial position of the subsidiary.
iii.	On February 29, 2025, Enel Chile made a draw in the amount of US$50 million from the committed revolving line of credit provided by Corporación Andina de Fomento (“CAF”, in its Spanish acronym), arranged in December 2024. This operation was at SOFR 1 month variable interest rate, maturing on February 28, 2025. Given that this is a revolving line, its renewal or payment is defined at maturity and cannot be extended beyond the line of credit maturity date.
iv.	At the OSM held on April 28, 2025, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 28, 2025, the directors agreed to appoint María Teresa Vial Álamos, Gina Ocqueteau Tacchini and Pablo Cruz Olivos as members of the Directors’ Committee. Additionally, María Teresa Vial Álamos was appointed Chair of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•Mr. Marcelo Castillo Agurto (Chairman)

•Mr. Rodolfo Avogadro Di Vigliano
•Mr. Salvatore Bernabei
•Ms. Valentina de Cesare
•Ms. María Teresa Vial Álamos
•Ms. Gina Ocqueteau Tacchini
•Mr. Pablo Cruz Olivos

Enel Distribución Chile S.A.

v.	On January 22, 2025, Enel Distribución received Exempt Resolutions Nos. 36,621, 36,622, 36,623 and 36,624 from SEF, fining the Company for the total amount of 280,000 UTM (ThCh$18,842,320), in connection with possible non-compliance associated with damages caused by the weather event on August 1 and 2, 2024 (see Note 38.1.5).
vi.	On February 4, 2025, Enel Distribución and its subsidiary Enel Colina, in the context of a Voluntary Collective Procedure (VCP), reached an agreement with the National Consumer Service (SERNAC, for its acronym in Spanish) that establishes an extraordinary compensation mechanism for the benefit of those residential customers affected by the prolonged power outages that occurred during the extraordinary events of August 1 and 2, 2024. The agreement with SERNAC provides for a voluntary and extraordinary, one-time, total, and final payment of ThCh$17,059,475 that would benefit nearly 800,000 customers. The amount referred to above is divided into (i) compensation for interruptions; (ii) compensation for claims; and (iii) compensation for loss of food, medicines or other similar refrigerated or frozen products. In addition, it establishes a special procedure to compensate customers for damage to property, provided that certain requirements of the agreement are met (see Note 25 b.1).

Enel Generación Chile S.A.

vii.	On February 25, 2025 the Board of Directors of Enel Generación Chile S.A. agreed to propose the following to the next Ordinary Shareholders' Meeting of the Company:
A.	the distribution of a final dividend amounting to Ch$343,687,382,602 and representing 70% of net profits for the year, in line with the Dividend Policy for the year 2024. The final dividend will be reduced by the amount of the interim dividend paid in January 2025; therefore, the effective amount to be distributed to the shareholders in May 2025, if approved by the Ordinary Shareholders' Meeting, would be Ch$277,855,927,535, which represents a dividend of Ch$33.877620309750800 per share.
B.	the distribution of a contingent dividend of Ch$115,385,547,898 to offset the effects of the accounting loss recorded as a result of the Company's functional currency change, which represents a dividend of Ch$14.068398020512300 per share to be paid along with the final dividend.

The next Ordinary Shareholders' Meeting of the Company will be held on April 25, 2025, and the other businesses to be submitted to the consideration of the shareholders will be duly informed on the Company's website and by means of other communications required by the applicable regulations.

In addition, the Board of Directors agreed to call an Extraordinary Shareholders' Meeting of the Company  held on April 25, 2025, immediately after the aforementioned Ordinary Shareholders' Meeting. Notice of the Extraordinary Shareholders' Meeting will be duly informed on the Company's website and by means of other communications required by the applicable regulations.

viii.	On April 3, 2025, our subsidiary Enel Generación Chile sold and assigned to IDB Invest the second and final group of Payment Documents in accordance with the price stabilization mechanism established under Law No. 21,472, as amended by Law No. 21,667. With this transaction, the program has been officially concluded. The total amount of these balances was ThCh$229,607,723 (US$242.6 million, including interest of US$7.5 million) in favor of Enel Generación Chile. See Note 9 for further information on Law No. 21,472, as amended by Law No. 21,667.

Empresa Eléctrica Pehuenche S.A.

ix.	On February 24, 2025, the Board of Directors of Empresa Eléctrica Pehuenche, in accordance with the current approved Dividend Policy, agreed to propose to the Ordinary Shareholders' Meeting held on April 24, 2025, payment of year 2024 final dividend balance for the amount of Ch$98.153826825 per share. This proposal would result in the distribution of 100% of net profits for the year ended December 31, 2024, thus fully complying with the Dividend Policy reported by the Board of Directors to the Ordinary Shareholders' Meeting held on April 25, 2024.

Enel Green Power Chile S.A.

x.	On April 3, 2025, our subsidiary Enel Green Power Chile sold and assigned to IDB Invest the second and final group of Payment Documents in accordance with the price stabilization mechanism established under Law No. 21,472, as amended by Law No. 21,667. With this transaction, the program has been officially concluded. The total amount of these balances was ThCh$17,756,971 (US$18.8 million, including interest of US$0.6 million) in favor of Enel Green Power Chile. See Note 9 for further information onLaw No. 21,472, as amended by Law No. 21,667.

Between January 1, 2025 and the date of issue of these consolidated financial statements, Management is not aware of any other financial events or of any other kind that could significantly affect the financial position and income presented herein.

APPENDIX 1 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix is an integral part of the consolidated financial statements of Enel Chile.

The detail of assets and liabilities denominated in foreign currency is as follows:

	12-31-2024
ASSETS	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	38,228	246,506,945	136,705,029	149,097	20	383,399,319
Other current financial assets	—	9,284,462	10,234,050	—	—	19,518,512
Other current non-financial assets	-	127,832,837	23,830,167	569,776	930,601	153,163,381
Trade and other receivables, current	5,442,270	950,816,232	533,706,028	703	—	1,489,965,233
Current receivables due from related parties	—	4,432,760	27,553,521	10,797,055	—	42,783,336
Inventories	-	38,211,002	26,116,643	227,037	613,891	65,168,573
Current tax assets	-	69,092,991	10,119,318	-	1,008,190	80,220,499
TOTAL CURRENT ASSETS	5,480,498	1,446,177,229	768,264,756	11,743,668	2,552,702	2,234,218,853

NON-CURRENT ASSETS
Other non-current financial assets	-	4,646,303	-	—	—	4,646,303
Other non-current non-financial assets	76,832	142,667,189	5,853,802	—	—	148,597,823
Trade and other non-current receivables	28,010,923	63,052,195	1,068,188,551	—	-	1,159,251,669
Investments accounted for using the equity method	—	32,590,470	113,293	—	-	32,703,763
Intangible assets other than goodwill	—	113,442,016	179,728,647	—	177,793	293,348,456
Goodwill	—	849,345,650	39,897,262	—	—	889,242,912
Property, plant and equipment	—	3,704,836,526	3,833,351,366	—	14,673,175	7,552,861,067
Investment property	—	7,175,892	—	—	—	7,175,892
Right-of-use asset	220,361,086	31,802,677	12,661,541	7,785,671	—	272,610,975
Deferred tax assets	—	119,258,343	5,981,528	—	—	125,239,871
TOTAL NON CURRENT ASSETS	248,448,841	5,068,817,261	5,145,775,990	7,785,671	14,850,968	10,485,678,731

TOTAL ASSETS	253,929,339	6,514,994,490	5,914,040,746	19,529,339	17,403,670	12,719,897,584

	12-31-2023
ASSETS	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	35,935	449,278,983	113,862,934	102,479	10,959	563,291,290
Other current financial assets	—	57,180,139	10,537,499	18,996	—	67,736,634
Other current non-financial assets	3,055,257	69,227,975	27,260,077	593,326	360,690	100,497,325
Trade and other receivables, current	5,357,143	1,244,013,158	199,870,569	53,679	—	1,449,294,549
Current receivables due from related parties	—	5,340,093	32,373,527	12,560,505	—	50,274,125
Inventories	627,574	12,759,347	40,218,695	5,009,744	146,519	58,761,879
Current tax assets	-	73,779,644	7,333,950	-	1,863	81,115,457
TOTAL CURRENT ASSETS	9,075,909	1,911,579,339	431,457,251	18,338,729	520,031	2,370,971,259

NON-CURRENT ASSETS
Other non-current financial assets	1,838,328	9,764,057	-	—	—	11,602,385
Other non-current non-financial assets	79,460	238,284,871	29,533	—	—	238,393,864
Trade and other non-current receivables	30,745,450	353,276,892	519,655,799	—	-	903,678,141
Investments accounted for using the equity method	—	25,294,926	58,859	—	-	25,353,785
Intangible assets other than goodwill	—	112,207,320	82,682,099	—	120,081	195,009,500
Goodwill	—	849,345,650	35,119,008	—	—	884,464,658
Property, plant and equipment	—	3,437,454,240	3,400,624,560	—	12,106,020	6,850,184,820
Investment property	—	7,340,561	—	—	—	7,340,561
Right-of-use asset	217,535,040	32,890,521	11,875,392	6,751,602	—	269,052,555
Deferred tax assets	—	54,989,051	22,680,457	—	—	77,669,508
TOTAL NON CURRENT ASSETS	250,198,278	5,120,848,089	4,072,725,707	6,751,602	12,226,101	9,462,749,777

TOTAL ASSETS	259,274,187	7,032,427,428	4,504,182,958	25,090,331	12,746,132	11,833,721,036

	12-31-2024
LIABILITIES	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Brazilian Real	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES
Other current financial liabilities	43,715,075	-	39,990,503	—	—	—	83,705,578
Current lease liability	24,863,216	-	300,307	1,722,596		—	26,886,119
Trade and other current payables	80,896,661	960,717,553	470,864,547	17,746,306	209,465	-	1,530,434,532
Current payable to related parties	—	40,198,093	185,965,202	72,138,633	—	—	298,301,928
Other current provisions	—	50,871,254	480,541	—	—	—	51,351,795
Current tax liabilities	—	184,793,922	4,276,229	—	—	—	189,070,151
Other current non-financial liabilities	—	54,304,600	9,432,698	-	—	—	63,737,298
TOTAL CURRENT LIABILITIES	149,474,952	1,290,885,422	711,310,027	91,607,535	209,465	-	2,243,487,401

NON-CURRENT LIABILITIES
Other non-current financial liabilities	-	—	2,373,962,103	—	—	—	2,373,962,103
Non-current lease liability	252,520,259	-	9,177,148	6,021,524	—	—	267,718,931
Trade and other non-current receivables	—	2	966,072,115	—	—	—	966,072,117
Non-Current accounts payable to related parties	—	—	1,015,904,873	—	—	—	1,015,904,873
Other long-term provisions	—	180,158,117	35,108,584	—	—	—	215,266,701
Deferred tax liabilities	—	182,363,771	25,532,753	—	—	—	207,896,524
Non-current provisions for employee benefits	—	65,598,156	-	—	—	—	65,598,156
Other non-current non-financial liabilities	—	37,611,263	—	—	—	—	37,611,263
TOTAL NON-CURRENT LIABILITIES	252,520,259	465,731,309	4,425,757,576	6,021,524	—	—	5,150,030,668

TOTAL LIABILITIES	401,995,211	1,756,616,731	5,137,067,603	97,629,059	209,465	-	7,393,518,069

	12-31-2023
LIABILITIES	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Brazilian Real	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES
Other current financial liabilities	42,031,748	164	572,983,003	—	—	—	615,014,915
Current lease liability	22,149,396	99,718	357,191	1,531,888	—	—	24,138,193
Trade and other current payables	9,300,520	1,105,027,430	339,850,625	10,075,306	238,084	-	1,464,491,965
Current payables to related parties	—	6,712,011	161,400,415	294,455,151	—	10,889	462,578,466
Other current provisions	—	25,105,457	15,663	—	31,590	—	25,152,710
Current tax liabilities	—	155,757,190	4,350,022	—	—	—	160,107,212
Other current non-financial liabilities	—	33,056,546	7,903,913	1,466,297	8,127	—	42,434,883
TOTAL CURRENT LIABILITIES	73,481,664	1,325,758,516	1,086,860,832	307,528,642	277,801	10,889	2,793,918,344

NON-CURRENT LIABILITIES
Other non-current financial liabilities	196,122,880	—	1,708,390,061	—	—	—	1,904,512,941
Non-current lease liability	236,309,986	968,197	1,115,232	5,530,612	—	—	243,924,027
Trade and other non-current receivables	—	292,062,875	303,471,982	—	—	—	595,534,857
Non-Current payables to related parties	—	—	1,034,791,219	—	—	—	1,034,791,219
Other long-term provisions	—	176,624,539	34,976,147	—	—	—	211,600,686
Deferred tax liabilities	—	31,195,552	141,317,111	—	—	—	172,512,663
Non-current provisions for employee benefits	—	61,930,822	889,222	—	—	—	62,820,044
Other non-current non-financial liabilities	—	53,219,983	—	—	—	—	53,219,983
TOTAL NON-CURRENT LIABILITIES	432,432,866	616,001,968	3,224,950,974	5,530,612	—	—	4,278,916,420

TOTAL LIABILITIES	505,914,530	1,941,760,484	4,311,811,806	313,059,254	277,801	10,889	7,072,834,764

APPENDIX 2 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of these consolidated financial statements.

a)	Portfolio stratification

-Trade and other receivables by maturity:

	As of December 31, 2024
	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	1,299,913,086	28,315,349	17,140,561	15,086,512	12,572,821	12,650,247	15,441,857	7,821,092	4,784,424	88,850,420	1,502,576,369	1,065,146,628
Allowance for impairment	(10,391,250)	(409,335)	(1,717,116)	(1,821,207)	(1,718,607)	(1,874,292)	(2,216,559)	(2,868,512)	(2,491,763)	(57,404,876)	(82,913,517)	(1,726,030)
Lease receivables, gross	18,396,542										18,396,542	92,119,034
Allowance for impairment	(163,723)										(163,723)	(1,119,496)
Other receivables, gross	52,069,563	—	—	—	—	—	—	—	—	12,653,601	64,723,164	4,831,533
Allowance for impairment	—	—	—	—	—	—	—	—	—	(12,653,601)	(12,653,601)	—
Total	1,359,824,218	27,906,014	15,423,445	13,265,305	10,854,214	10,775,955	13,225,298	4,952,580	2,292,661	31,445,544	1,489,965,234	1,159,251,669

	As of December 31, 2023
	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total Current	Total Non- Current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	1,074,822,684	31,474,982	48,358,190	17,972,222	16,543,822	11,522,260	27,808,169	11,142,122	28,572,932	159,492,141	1,427,709,524	775,262,173
Allowance for impairment	(18,575,689)	(454,616)	(1,848,768)	(1,715,408)	(1,844,114)	(2,143,323)	(2,833,718)	(3,353,938)	(3,555,933)	(29,551,108)	(65,876,615)	(12,078,477)
Lease receivables, gross	20,755,542	—	—	—	—	—	—	—	—	—	20,755,542	137,964,743
Allowance for impairment	(139,954)	—	—	—	—	—	—	—	—	—	(139,954)	(972,617)
Other receivables, gross	66,801,742	—	—	—	—	—	—	—	—	11,474,680	78,276,422	3,502,319
Allowance for impairment	—	—	—	—	—	—	—	—	—	(11,430,370)	(11,430,370)	—
Total	1,143,664,325	31,020,366	46,509,422	16,256,814	14,699,708	9,378,937	24,974,451	7,788,184	25,016,999	129,985,343	1,449,294,549	903,678,141

-By type of portfolio:

	December 31, 2024						December 31, 2023
	Portfolio with no renegotiated terms		Portfolio with renegotiated terms		Total Gross Portfolio		Portfolio with no renegotiated terms		Portfolio with renegotiated terms		Total Gross Portfolio
		Gross		Gross		Gross		Gross		Gross		Gross
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	customers	ThCh$	customers	ThCh$	customers	ThCh$	customers	ThCh$	customers	ThCh$	customers	ThCh$
Up-to-date	1,429,625	1,268,012,570	157,411	1,097,047,144	1,587,036	2,365,059,714	1,616,667	1,020,578,796	38,745	829,506,061	1,655,412	1,850,084,857
1 to 30 days	35,866	27,343,307	4,343	972,042	40,209	28,315,349	35,707	30,148,065	1,025	1,326,917	36,732	31,474,982
31 to 60 days	5,149	16,670,638	143	469,923	5,292	17,140,561	61,951	47,632,946	1,425	725,244	63,376	48,358,190
61 to 90 days	3,335	14,708,566	206	377,946	3,541	15,086,512	71,704	17,533,472	1,729	438,750	73,433	17,972,222
91 to 120 days	25,431	12,292,204	4,834	280,617	30,265	12,572,821	60,511	16,206,301	1,502	337,521	62,013	16,543,822
121 to 150 days	36,734	12,442,431	7,463	207,816	44,197	12,650,247	54,035	11,244,718	1,246	277,542	55,281	11,522,260
151 to 180 days	2,316	15,233,383	7	208,474	2,323	15,441,857	18,904	27,552,420	856	255,749	19,760	27,808,169
181 to 210 days	32,394	7,624,305	6,326	196,787	38,720	7,821,092	18,982	10,939,853	953	202,269	19,935	11,142,122
211 to 250 days	51,265	4,571,898	6,062	212,526	57,327	4,784,424	16,785	28,291,389	917	281,543	17,702	28,572,932
More than 251 days	1,236,484	85,172,799	123,928	3,677,621	1,360,412	88,850,420	1,022,959	157,014,702	152,571	2,477,439	1,175,530	159,492,141
Total	2,858,599	1,464,072,101	310,723	1,103,650,896	3,169,322	2,567,722,997	2,978,205	1,367,142,662	200,969	835,829,035	3,179,174	2,202,971,697

b)	Portfolio in default and in legal collection process

	As of December 31,
	2024		2023
	Number of	Amount	Number of	Amount
Portfolio in Default and in Legal Collection Process	clients	ThCh$	clients	ThCh$
Notes receivable in default	—	—	—	—
Notes receivable in legal collection process (*)	1,536	7,081,752	1,702	7,853,447
Total	1,536	7,081,752	1,702	7,853,447

(*)Legal collections are included in the portfolio past due.

c)	Allowances and write-offs

	As of December 31,
	12-31-2024	12-31-2023
	ThCh$	ThCh$
Allowances and Write-offs
Allowance for portfolio with no renegotiated terms	13,582,321	7,606,450
Allowance for portfolio with renegotiated terms	4,500,824	3,732,378
Recoveries for the period	(984)	—
Total	18,082,161	11,338,828

d)	Number and value of transactions

	12-31-2024		12-31-2023
	Total detail by type of transaction ThCh$	Total detail by type of operation ThCh$	Total detail by type of transaction ThCh$	Total detail by type of operation ThCh$
Number and Amount of Transactions	Last Quarter	Year-to-date	Last Quarter	Year-to-date
Allowance for impairment and recoveries:
Number of Transactions	18,686	720,560	130,641	444,155
Amount of transactions	3,176,823	18,082,161	5,395,100	11,338,828

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of these consolidated financial statements.

a)	Portfolio stratification
-	Trade receivables detailed by aging:

	12-31-2024
Trade receivables	Up-to-date Portfolio	1-30 days past due	31-60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	More than 365 days past due	Total Current	Total Non- Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, Generation and Transmission	737,978,886	3,254,163	5,837,793	7,872,271	7,067,483	7,760,256	10,247,704	3,862,387	1,595,126	705,857	5,249,888	791,431,814	6,000,627
- Large customers	737,978,886	3,254,163	5,837,793	7,872,271	7,067,483	7,760,256	10,247,704	3,862,387	1,595,126	705,857	5,249,888	791,431,814	6,000,627
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—	—
Allowance for impairment	(4,115,886)	(31,931)	(30,065)	(33,105)	(29,576)	(32,378)	(42,701)	(16,088)	(6,641)	(2,336)	(24,612)	(4,365,319)	(6,808)

Unbilled services	47,895,620	—	—	—	—	—	—	—	—	—	—	47,895,620	—
Billed services	690,083,266	3,254,163	5,837,793	7,872,271	7,067,483	7,760,256	10,247,704	3,862,387	1,595,126	705,857	5,249,888	743,536,194	6,000,627

Trade receivables, Distribution	561,934,200	25,061,186	11,302,768	7,214,241	5,505,338	4,889,991	5,194,153	3,958,705	3,189,298	12,784,995	70,109,680	711,144,555	1,059,146,001
- Mass-market customers	518,746,883	19,027,198	8,355,567	6,184,080	4,793,604	4,574,364	4,918,101	3,672,886	2,893,724	9,192,186	55,309,483	637,668,076	1,058,749,474
- Large customers	29,772,961	3,491,346	1,400,729	431,151	389,604	47,304	75,422	92,193	88,961	3,324,501	4,846,539	43,960,711	201,730
- Institutional customers	13,414,356	2,542,642	1,546,472	599,010	322,130	268,323	200,630	193,626	206,613	268,308	9,953,658	29,515,768	194,797
Allowance for impairment	(6,275,364)	(377,404)	(1,687,051)	(1,788,102)	(1,689,031)	(1,841,914)	(2,173,858)	(2,852,424)	(2,485,122)	(8,173,741)	(49,204,187)	(78,548,198)	(1,719,222)

Unbilled services	488,507,474	—	—	—	—	—	—	—	—	—	—	488,507,474	960,193,812
Billed services	73,426,726	25,061,186	11,302,768	7,214,241	5,505,338	4,889,991	5,194,153	3,958,705	3,189,298	12,784,995	70,109,680	222,637,081	18,308,503
Total trade receivables, gross	1,299,913,086	28,315,349	17,140,561	15,086,512	12,572,821	12,650,247	15,441,857	7,821,092	4,784,424	13,490,852	75,359,568	1,502,576,369	1,065,146,628
Total Allowance for impairment	(10,391,250)	(409,335)	(1,717,116)	(1,821,207)	(1,718,607)	(1,874,292)	(2,216,559)	(2,868,512)	(2,491,763)	(8,176,077)	(49,228,799)	(82,913,517)	(1,726,030)
Total trade receivables, net	1,289,521,836	27,906,014	15,423,445	13,265,305	10,854,214	10,775,955	13,225,298	4,952,580	2,292,661	5,314,775	26,130,769	1,419,662,852	1,063,420,598

	12-31-2023
Trade receivables	Up-to-date Portfolio	1-30 days past due	31-60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	More than 365 days past due	Total Current	Total Non- Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, Generation and Transmission	685,684,933	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	35,690,038	16,151,472	860,943,476	2,234,948
- Large customers	685,468,573	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	35,690,038	15,748,987	860,324,631	2,234,948
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	—
- Other	216,360	—	—	—	—	—	—	—	—	—	402,485	618,845	—
Allowance for impairment	(1,213,072)	(86,661)	(759,055)	(199,997)	(218,187)	(104,314)	(460,833)	(122,220)	(503,753)	(755,173)	(720,399)	(5,143,664)	(5,257)

Unbilled services	557,351,449	—	—	—	—	—	—	—	—	—	—	557,351,449	2,234,948
Billed services	128,333,484	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	35,690,038	16,151,472	303,592,027	—

Trade receivables, Distribution	389,137,751	19,413,297	12,774,725	8,460,377	6,286,064	6,572,131	6,205,293	5,412,469	4,853,310	12,262,562	95,388,069	566,766,048	773,027,225
- Mass-market customers	354,259,121	13,606,413	8,670,840	6,786,030	5,328,004	5,290,332	5,429,950	4,254,816	4,083,091	10,122,853	75,072,837	492,904,287	767,893,506
- Large customers	20,856,819	3,430,853	1,777,236	583,180	465,211	320,367	63,668	143,118	78,772	479,814	7,900,893	36,099,931	3,515,123
- Institutional customers	14,021,811	2,376,031	2,326,649	1,091,167	492,849	961,432	711,675	1,014,535	691,447	1,659,895	12,414,339	37,761,830	1,618,596
Allowance for impairment	(17,362,617)	(367,955)	(1,089,713)	(1,515,411)	(1,625,927)	(2,039,009)	(2,372,885)	(3,231,718)	(3,052,180)	(7,512,758)	(20,562,743)	(60,732,916)	(12,073,220)

Unbilled services	331,194,439	—	—	—	—	—	—	—	—	—	—	331,194,439	744,470,323
Billed services	57,943,312	19,413,297	12,774,725	8,460,377	6,286,064	6,572,131	6,205,293	5,412,469	4,853,310	12,262,562	95,388,069	235,571,609	28,556,902
Total trade receivables, gross	1,074,822,684	31,474,982	48,358,190	17,972,222	16,543,822	11,522,260	27,808,169	11,142,122	28,572,932	47,952,600	111,539,541	1,427,709,524	775,262,173
Total Allowance for impairment	(18,575,689)	(454,616)	(1,848,768)	(1,715,408)	(1,844,114)	(2,143,323)	(2,833,718)	(3,353,938)	(3,555,933)	(8,267,931)	(21,283,142)	(65,876,580)	(12,078,477)
Total trade receivables, net	1,056,246,995	31,020,366	46,509,422	16,256,814	14,699,708	9,378,937	24,974,451	7,788,184	25,016,999	39,684,669	90,256,399	1,361,832,944	763,183,696

Because not all of our commercial databases in our Group’s different consolidated entities distinguish whether the final electricity service consumer is an individual or legal entity, the main management segmentation used by all consolidated entities to monitor and follow up on trade receivables is the following:

- Mass-market Customers
- Large Customers - Institutional Customers

-	By type of portfolio:

	12-31-2024
Type of Portfolio	Current balances Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total currrent	Total non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Portfolio with no renegotiated terms	737,978,886	3,254,163	5,837,793	7,872,271	7,067,483	7,760,256	10,247,704	3,862,387	1,595,126	5,955,745	791,431,814	6,000,627
- Large customers	737,978,886	3,254,163	5,837,793	7,872,271	7,067,483	7,760,256	10,247,704	3,862,387	1,595,126	5,955,745	791,431,814	6,000,627
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
Portfolio with renegotiated terms	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Portfolio with no renegotiated terms	523,204,075	24,089,144	10,832,845	6,836,295	5,224,721	4,682,175	4,985,679	3,761,918	2,976,772	79,217,054	665,810,678	828,982
- Mass-market customers	482,002,754	18,093,224	7,899,463	5,838,664	4,535,788	4,379,360	4,709,825	3,476,303	2,681,507	61,163,903	594,780,791	828,982
- Large customers	29,196,093	3,460,131	1,387,559	421,228	389,604	42,702	75,422	92,193	88,961	8,168,784	43,322,677
- Institutional customers	12,005,228	2,535,789	1,545,823	576,403	299,329	260,113	200,432	193,422	206,304	9,884,367	27,707,210	—
Portfolio with renegotiated terms	38,730,125	972,042	469,923	377,946	280,617	207,816	208,474	196,787	212,526	3,677,621	45,333,877	1,058,317,019
- Mass-market customers	36,744,129	933,975	456,105	345,416	257,816	195,004	208,276	196,583	212,217	3,337,766	42,887,287	1,057,920,492
- Large customers	576,868	31,214	13,169	9,923	—	4,602	—	—	—	2,256	638,032	201,730
- Institutional customers	1,409,128	6,853	649	22,607	22,801	8,210	198	204	309	337,599	1,808,558	194,797
Total gross portfolio	1,299,913,086	28,315,349	17,140,561	15,086,512	12,572,821	12,650,247	15,441,857	7,821,092	4,784,424	88,850,420	1,502,576,369	1,065,146,628

	12-31-2023
Type of Portfolio	Current balances Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total currrent	Total non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Portfolio with no renegotiated terms	685,684,933	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	51,841,516	860,943,482	2,234,948
- Large customers	685,468,573	12,061,685	35,583,465	9,511,845	10,257,758	4,950,129	21,602,876	5,729,653	23,719,622	51,439,031	860,324,637	2,234,948
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	216,360	—	—	—	—	—	—	—	—	402,485	618,845	—
Portfolio with renegotiated terms	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Portfolio with no renegotiated terms	331,680,208	18,086,380	12,049,481	8,021,627	5,948,543	6,294,589	5,949,544	5,210,200	4,571,767	105,173,186	502,985,525	978,707
- Mass-market customers	301,435,164	12,716,511	8,095,751	6,348,925	4,994,573	5,016,199	5,176,184	4,052,768	3,802,001	83,053,046	434,691,122	847,575
- Large customers	19,546,310	3,418,154	1,766,205	582,003	461,826	317,234	61,937	143,118	78,772	8,380,707	34,756,266	131,132
- Institutional customers	10,698,734	1,951,715	2,187,525	1,090,699	492,144	961,156	711,423	1,014,314	690,994	13,739,433	33,538,137	—
Portfolio with renegotiated terms	57,457,543	1,326,917	725,244	438,750	337,521	277,542	255,749	202,269	281,543	2,477,439	63,780,517	772,048,518
- Mass-market customers	52,823,957	889,902	575,090	437,104	333,432	274,132	253,765	202,048	281,090	2,142,639	58,213,159	767,045,931
- Large customers	1,310,509	12,699	11,031	1,177	3,384	3,134	1,732	—	—	—	1,343,666	3,383,991
- Institutional customers	3,323,077	424,316	139,123	469	705	276	252	221	453	334,800	4,223,692	1,618,596
Total gross portfolio	1,074,822,684	31,474,982	48,358,190	17,972,222	16,543,822	11,522,260	27,808,169	11,142,122	28,572,932	159,492,141	1,427,709,524	775,262,173

APPENDIX 2.2 ESTIMATES OF SALES AND PURCHASES OF ENERGY, POWER AND TOLL

This appendix forms an integral part of these consolidated financial statements.

	12-31-2024		12-31-2023
	Energy and		Energy and
	Capacity	Tolls	Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF FINANCIAL POSITION
Trade and other receivables, current	1,292,952,828	107,471,571	1,079,071,545	57,680,280
Trade and other receivables, non-current	852,426,063	—	970,575,153	—
Total Estimated Assets	2,145,378,891	107,471,571	2,049,646,698	57,680,280
Trade and other payables, current	208,906,622	29,167,180	99,375,819	22,172,523
Trade and other payables, non-current	792,620,246	—	571,821,560	—
Total Estimated Liabilities	1,001,526,868	29,167,180	671,197,379	22,172,523

	12-31-2024		12-31-2023
	Energy and		Energy and
	Capacity	Tolls	Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF INCOME
Energy sales	994,692,375	107,471,571	1,052,873,402	57,684,300
Energy purchases	309,187,730	29,167,180	163,111,943	22,333,297

APPENDIX 3 DETAIL OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of these consolidated financial statements.

	12-31-2024				12-31-2023
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers with Payments Up-to-Date
Up to 30 days	206,687,069	767,414,035	350,525,935	1,324,627,039	109,995,114	735,006,985	223,423,829	1,068,425,928
Between 31 and 60 days	6,103,587	23,935	1,953,792	8,081,314	8,941,687	7,096,098	27,431,127	43,468,912
Between 61 and 90 days	42,473,999	12,779,122	57,707,831	112,960,952	17,435,120	16,709,409	178,535,976	212,680,505
Between 91 and 120 days	—	—	—	—	—	—	—	—
Between 121 and 365 days	—	—	—	—	—	62,070	—	62,070
More than 365 days	—	—	965,710,108	965,710,108	—	290,572	595,231,621	595,522,193
Total	255,264,655	780,217,092	1,375,897,666	2,411,379,413	136,371,921	759,165,134	1,024,622,553	1,920,159,608

	12-31-2024				12-31-2023
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers Details
Suppliers for energy purchase	—	258,274,884	1,302,462,240	1,560,737,124	—	196,388,412	695,141,510	891,529,922
Suppliers for the purchase of fuels and gas	—	189,221,414	—	189,221,414	—	255,565,802	—	255,565,802
Payables for goods and services	150,909,716	332,720,794	—	483,630,510	53,780,917	307,210,920	—	360,991,837
Payables for the purchase of assets	104,354,939	—	73,435,426	177,790,365	82,591,004	—	329,481,043	412,072,047
Total	255,264,655	780,217,092	1,375,897,666	2,411,379,413	136,371,921	759,165,134	1,024,622,553	1,920,159,608