Form 20-F
period 2025-12-31
Enel Chile S.A.
filed 2026-04-28
CIK 1659939

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Roger de Flor 2725, Tower 2, Floor 19, Las Condes, Santiago, Chile

(Address of principal executive offices)

Isabela Klemes, phone: (56) 2 26309000, ir.enelchile@enel.com, Roger de Flor 2725, Tower 2, Floor 17, Las Condes, Santiago, Chile

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Shares of Common Stock: 69,166,557,219

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

As of December 31, 2025

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

EGP Chile	Enel Green Power Chile S.A.	A Chilean corporation engaged in non-conventional renewable electricity generation and a subsidiary of Enel Chile.

Enel	Enel S.p.A.	An Italian company with multinational operations in the power and gas markets, with a 64.93% ownership of Enel Chile as of December 31, 2025, and our ultimate parent company.

Enel Américas	Enel Américas S.A.

An affiliated Chilean publicly held limited liability stock corporation headquartered in Chile, with subsidiaries engaged primarily in the generation, transmission, and distribution of electricity in Argentina, Brazil, Colombia, and Peru, controlled by Enel.

Enel Chile	Enel Chile S.A.	Our company, a Chilean publicly held limited liability stock corporation, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile. The registrant of this Report.

Enel Colina	Enel Colina S.A.	A subsidiary of Enel Distribución Chile engaged in electricity distribution in Chile, formerly known as Empresa Eléctrica de Colina Ltda.

Enel Distribución Chile	Enel Distribución Chile S.A.	A Chilean publicly held limited liability stock corporation engaged in electricity distribution and a subsidiary of Enel Chile operating in the Santiago Metropolitan Region.

Enel Generación Chile	Enel Generación Chile S.A.	A Chilean publicly held limited liability stock corporation engaged in electricity generation and a subsidiary of Enel Chile.

Enel Group	Enel Group	Enel S.p.A. and the companies that it directly and indirectly controls.

Enel X Chile	Enel X Chile S.p.A.	A Chilean company by shares and our wholly owned subsidiary, engaged in providing services associated with new technologies, with a strategic focus on digitalization, innovation, and sustainability.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas	Liquefied natural gas, a fuel for our thermal power plants.

NCRE	Non-Conventional Renewable Energy	Energy sources continuously replenished by natural processes, such as biomass, geothermal, mini-hydro, solar, tidal, or wind energy.

PMGD	Pequeños Medios de Generación Distribuida	A Chilean regime for distributed generation facilities.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A Chilean publicly held limited liability stock corporation engaged in the electricity generation business and a subsidiary of Enel Generación Chile.

SAIDI	System Average Interruption Duration Index	Index of average duration of interruption in the power supply.

SAIFI	System Average Interruption Frequency Index	Index of average frequency of interruptions in the power supply.

SEF	Superintendence of Electricity and Fuels

A Chilean public agency, under the Ministry of Energy, that inspects and supervises compliance with the laws, standards, regulations, and technical norms applicable to the generation, transmission, and distribution of electric energy, as well as liquid fuels and gas.

SEN	Sistema Eléctrico Nacional	The National Electricity System is the Chilean national interconnected electricity system.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit, equivalent to Ch$39,727.96 as of December 31, 2025.

VAD	Valor Agregado de Distribución	Value-added from distribution of electricity.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first-person personal pronouns such as “we,” “us,” or “our,” as well as “Enel Chile” or the “Company,” refer to Enel Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly controlled companies and associates is expressed in terms of our economic interest as of December 31, 2025.

We are a Chilean publicly held limited liability stock corporation organized on March 1, 2016, under the laws of the Republic of Chile as a result of a corporate reorganization completed in 2016 by the former Enersis S.A., which separated its Chilean businesses from its non-Chilean businesses.

We are engaged in electricity generation and distribution businesses in Chile through our subsidiaries and affiliates. We own 93.55% of Enel Generación Chile S.A. (“Enel Generación Chile”), a Chilean electricity generation company with operations in Chile, 99.99% of Enel Green Power Chile S.A. (“EGP Chile”), a Chilean renewable electricity generation company, 99.09% of Enel Distribución Chile S.A. (“Enel Distribución Chile”), a Chilean electricity distribution company that operates in the Santiago Metropolitan Region, and 100% of Enel X Chile S.p.A, a Chilean company providing retail products, services, and technologies that promote electrification.

As of December 31, 2025, Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, owns 64.93% of us and is our ultimate controlling shareholder.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$,” are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the currency of Chile; references to “EUR” or “€” are to Euro, the currency of the European Union and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2025, one UF was equivalent to Ch$39,727.96. The U.S. dollar equivalent of one UF was US$43.80 as of December 31, 2025, using the observed exchange rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2025, of Ch$907.13 per US$1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted-average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been made at the rates applicable as of December 31, 2025. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts disclosed in this Report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or any other rate.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in U.S dollars. Effective January 1, 2025, Enel Chile changed its functional and presentation currency from Chilean pesos to U.S. dollars because the U.S. dollar became the currency that most significantly influences the primary economic environment in which the Company operates. Balances as of December 31, 2024 and 2023 presented in U.S. dollars were translated using the Exchange Rate of Ch$996.46 per US$1.00 and Ch$877.12 per US$1.00, respectively. Amounts in the consolidated statements of comprehensive income and cash flows were translated using the average exchange rate for each period. See Note 3 of the Notes to our consolidated financial statements.

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	demographic developments, political events, social unrest, economic fluctuations, worldwide or regional health crises, epidemics and pandemics, and interventionist measures by authorities in Chile;
•	geopolitical events, financial or other crises, armed conflicts in other countries, and foreign exchange risks;
•	adverse litigation proceedings and labor disputes;
•	water supply, droughts, flooding, storms, and other weather-related conditions as a result of climate change effects;
•	changes in Chilean electricity, water, and environmental regulations, including climate regulations to limit greenhouse gas (GHG) emissions, and the regulatory framework of the electricity industry;
•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;
•	the nature and extent of future competition in our principal markets;
•	disruptions in infrastructure and supply chains and fluctuations in market prices of energy and certain commodities;
•	interruption or failure of our information technology, control, and communications systems, cyberattacks, cybersecurity breaches, and uncertain risks related to artificial intelligence; and
•	the factors discussed below under “Risk Factors.”

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

Climate change is a major global challenge that exposes our businesses to a variety of medium- and long-term risks. Our generation business has been, and could be in the future, negatively affected by arid hydrological conditions, which have and could negatively affect our ability to dispatch energy from our hydroelectric generation facilities. Our operations and results have been adversely affected when hydrological conditions in Chile have been significantly below average, as has been the case for much of the period since 2007.

Hydrological conditions in Chile have often been subject to two weather phenomena dealing with ocean currents - El Niño and La Niña - that influence rainfall and may result in drought or flooding, depending on the region affected. In the past, La Niña has affected Chile’s hydrological conditions, leading to rainfall deficits, high temperatures, and higher energy prices in some years, while El Niño has led to unusually intense rains, flooding, and landslides in other years. For example, in 2025, La Niña brought drier conditions during the fall and winter months, resulting in below-average reservoir levels in Chile, which negatively affected our hydroelectric generation.

Our subsidiary Enel Generación Chile has entered into certain agreements with the Chilean government and local irrigators regarding water use for hydroelectric generation during low water levels. However, if droughts persist, we have faced, and may in the future face, increased pressure from the Chilean government or other third parties to further restrict our water use, which could have a material adverse effect on our business and results of operations.

Our distribution business is also affected by inclement weather conditions. With extreme temperatures, electricity demand can increase significantly within a short period, affecting service and causing service outages that have resulted in, and may in the future result in, the imposition of fines on our distribution business. Furthermore, with increased severity and frequency of extreme climate events, heavy rainfall or snowfall may occur in a short period and be accompanied by windstorms and lightning. These events may damage our power distribution infrastructure, resulting in service outages. Depending on weather conditions, our distribution business results can vary significantly from year to year.

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

In January 2025, the Chilean Superintendency of Electricity and Fuels (the “SEF”) fined Enel Distribución Chile  approximately US$20 million for possible breaches relating to the extended power outages resulting from the August 2024 storm: failure to properly maintain its infrastructure; delay in restoring service; failure to provide information to the government in a timely manner; and failure to have an adequate system to receive customer complaints and outage reports. Enel Distribución Chile subsequently filed a motion requesting the SEF to reconsider the charges and reduce the fine, which remains pending a final court decision.

In February 2025, Enel Distribución Chile announced an agreement with the Chilean National Consumer Service (“SERNAC” in its Spanish acronym) to voluntarily compensate more than 800,000 customers whose service was affected by the August 2024 storm. The Chilean courts approved a total compensation of US$17.1 million, with payments beginning in September 2025.

In July 2025, the SEF fined Enel Distrución Chile approximately US$8.5 million for failure to comply with the Electro-Persons Law (Ley de Electrodependientes) during the August 2024 storm. Enel Distribución Chile subsequently filed motions requesting the SEF to reconsider the charges and reduce the fine, which are currently pending final resolutions.

Our operating expenses also increase during droughts when thermal power plants, which have higher operating costs relative to hydroelectric power plants, are dispatched more frequently to compensate for the electricity generation deficit from reduced hydroelectric generation. In addition, our thermal power plants generate greenhouse gas (“GHG”) emissions. Depending on our commercial obligations, we may need to buy electricity at higher spot prices to comply with our contractual supply obligations. Beyond increasing our operating costs, the cost of these electricity purchases has exceeded, and may in the future exceed, our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information concerning the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results —1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Generation Business.”

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

If our renewable energy production falls below anticipated levels, we may have to dispatch electricity from our backup thermal power plants to compensate for the electricity generation deficit. Our thermal power plants have higher operating costs than our renewable energy facilities and generate GHG emissions. We also have needed, and may in the future need, to buy electricity in the spot market to fulfill our solar and wind generation facilities’ contractual supply obligations, which may be at prices higher than the contracted electricity sales, thus potentially producing losses from those contracts. These impacts have increased, and could in the future increase, our costs or result in losses and have a material adverse effect on our business, results of operations, and financial condition.

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

The inability to obtain distributions from our subsidiaries could adversely affect our business, results of operations, and financial condition. In addition, the dividends paid by our subsidiaries in Chilean pesos are subject to depreciation in relation to the U.S. dollar, our functional and presentation currency, which may have a negative impact on our ability to pay dividends denominated in U.S. dollars to shareholders.

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

We are exposed to fluctuations in certain commodity market prices that affect our long-term electricity sales contracts. These contracts commit our generation subsidiaries to material obligations as selling parties and contain prices indexed to different commodities, exchange rates, inflation, and the market price of electricity. Unfavorable changes to these indices would reduce the rates we could charge under these contracts, which could adversely affect our business, results of operations, and financial condition.

We are subject to incremental risks in distribution markets that are becoming more liberalized.

In our distribution business, some customers who meet certain requirements are free to choose between regulated and unregulated tariffs. Customers who switch must give 12 months’ notice of the change and remain in the new tariff regime for at least four years. In recent years, some customers who had freely chosen regulated tariffs have switched to the unregulated tariff regime due to lower prices. These customers are tendering their electricity needs, either directly or in association with other customers, under the unregulated tariff regime because regulated tariffs are currently higher than unregulated tariffs due to regulated tariffs being based on contracts tendered in the past at higher prices. Additionally, in November 2024 the Ministry of Energy published Exempt Resolution No. 58 lowering the minimum connected capacity requirement for customers to choose unregulated tariffs from 500 kW to 300 kW, which, combined with lower market prices, may reduce the number of customers who choose regulated tariffs. Customers switching to unregulated tariffs may also choose an alternative energy provider other than one of our generation subsidiaries, which could adversely affect our business, results of operations, and financial condition.

If third-party electricity transmission facilities, gas pipeline infrastructure, or fuel supply contracts fail to provide us with adequate service, we may be unable to deliver the electricity we sell to our final customers.

We depend on transmission facilities owned and operated by other companies to deliver the electricity we sell. This dependence exposes us to several risks. If the transmission is disrupted, or its capacity is inadequate, we may be unable to sell and deliver our electricity, particularly electricity generated by our solar and wind plants, which requires more flexibility because they are located far from demand centers. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulations are imposed, transmission companies that we rely on may not have sufficient incentives to invest in expanding their infrastructure, which could unfavorably affect our results of operations and financial condition or affect our ability to deploy our portfolio of pipeline projects.

On February 25, 2025, a blackout left much of Chile without power for several hours, affecting more than 98% of the population and prompting emergency measures and audits of the electrical system. The outage occurred after a transmission line between Vallenar and Coquimbo was disconnected, triggering a loss of synchrony and cascading supply failures across multiple regions. Recovery required coordination between the National Energy Commission (“CNE” in its Spanish acronym), generation companies, and local authorities and led to investigations and audits of system operators. An independent technical report commissioned by the CNE concluded that, had transmission facilities operated according to regulations and operational instructions, a total blackout should not have occurred, highlighting operational and coordination failures and the need to strengthen contingency protocols. The event sparked debate over grid resilience, transmission investment, and regulatory oversight and prompted authorities to announce measures to improve system security and restoration procedures. Prolonged and widespread outages due to transmission disruptions in the future may lead to increased operating costs and lower revenues for our generation and distribution businesses, negatively affecting our business, results of operations, and financial conditions.

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

Our business relies on attracting and retaining many highly specialized employees. A large percentage of our employees are members of unions with whom we have collective bargaining agreements that must be renewed regularly. Our business, results of operations, and financial condition could be unfavorably affected by failure to reach a collective bargaining agreement with any labor union or by an agreement with a labor union that contains terms we view as unfavorable. Chilean law provides legal mechanisms for judicial authorities to impose a collective bargaining agreement if the parties cannot agree. Specific actions such as strikes, walkouts, or work stoppages by these unionized employees could negatively impact our business, results of operations, financial condition, and reputation.

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

Our generation and distribution facilities, IT Systems, and operations technology systems (“OT Systems”), and other infrastructure, as well as the information processed on our digital assets, could be affected by cybersecurity incidents, including those caused by a compromise in our supply chain or human error. Cybersecurity incidents have evolved dramatically in recent years and have grown exponentially in terms of frequency, severity and sophistication, which have been accelerated by the widespread use of tools powered by artificial intelligence and techniques by malicious actors, which could enable faster and more automated, complex attacks.

Given the evolving threat landscape, cybersecurity incidents could harm our business by limiting our generation and distribution capabilities, delaying our development and construction of new facilities or capital improvement projects to existing facilities, disrupting our customer operations, or exposing us to various events that could increase our liability exposure. Our generation and distribution business systems are part of an interconnected system. Given the role of electricity as a vital resource in modern society, a widespread or prolonged disruption caused by a cybersecurity incident in the electric transmission grid, network infrastructure, fuel sources, or our third-party service providers’ operations could have broad socio-economic ramifications across households, businesses, and vital institutions, which could unfavorably affect our business.

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

In such context, to address these challenges, we believe that it is necessary to adopt a systemic and proactive approach, providing for the definition of a clear and shared strategy, the identification and continuous assessment of risks, the implementation of adequate preventive measures and response to cyber incidents, the creation of a culture of cyber security, together with a close cooperation between public and private sectors to prevent cyber threats and to strengthen the protection and resilience of critical infrastructures.

Although the Enel Group has adopted a “Cyber Security Framework” to guide and manage cybersecurity processes and has created its own organizational model for implementing the Cyber Security Framework processes, we could still be subject to cyber attacks and other cyber security threats to our IT and OT Systems. In such circumstances, we and the Enel Group could be unable to continue to conduct our respective businesses effectively, prevent or respond promptly and appropriately, or mitigate the adverse effects of breakdowns or interruptions in our IT and OT Systems, with possible adverse effects on our reputation, financial condition, assets, business, and results of operations.  For further details regarding our Cyber Security Framework, please refer to “Item 16K. Cybersecurity.”

The use of artificial intelligence (“AI”) technology creates uncertain risks for our business.

The Enel Group, including Enel Chile, evaluates opportunities to implement AI in all areas of our business to improve operational efficiency, optimize energy resource management, and develop new and increasingly sustainable solutions. The Enel Group has developed a structured governance framework for the adoption of AI initiatives within its processes. This approach, strongly inspired by the European AI Act, is applied to all Enel Group initiatives to manage risks, identify potential opportunities, and foster a culture of awareness about AI. Due to the rapid development of AI technologies and an uncertain regulatory landscape, successfully identifying and mitigating every associated risk will be crucial. The misuse of AI by our employees, contractors or third-party vendors, or unexpected AI behaviors and decision-making could compromise our IT Systems, operations, and confidential information, which may result in further security risks to our systems and other unpredictable outcomes.

We contract with third-party vendors that use AI in the products and services they provide, and we may not have full visibility into, awareness of, or control over, the underlying data, supply chain dependencies, model training practices, performance, security safeguards, or compliance posture of such AI-enabled tools. The use of third-party AI models, platforms, or cloud services introduces additional risks, including performance failures, service outages, and insufficient indemnities.

The use of AI technologies may also expose us to claims that training data or model outputs infringe intellectual property rights or misappropriate trade secrets. If our use of the recommendations, content, or analyses that AI applications produce is, or is alleged to be, deficient, inaccurate, or in violation of applicable laws, we could be subjected to legal liability, brand or reputational harm, and operational interruptions.

AI also amplifies cybersecurity risks. Generative AI technology is enabling malicious actors to increase the speed, variation, and sophistication of their cyberattacks, including by modifying code almost instantaneously and deploying thousands of variations of social engineering messages. AI both expands the attack surface and arms adversaries with more sophisticated tools for attacks, escalating the scale and unpredictability of cyber threats. A successful cyberattack leveraging AI capabilities could severely disrupt our business operations, result in data security breaches, or otherwise have a material adverse effect on our business, financial condition, and results of operations.

The development, testing, and deployment of AI capabilities may require significant computational resources, specialized personnel, and additional investment, resulting in increased costs. We may not be able to recover these costs through our regulatory proceedings. Rapid advances in AI capabilities may also require modifications to our systems, adoption of enhanced governance processes, or implementation of new safeguards.

The regulatory landscape surrounding AI, including generative AI, is rapidly evolving and uncertain. Future laws, regulations, or industry standards relating to AI, including those addressing transparency, data usage, cybersecurity, accountability, or risk management, could materially affect how we design, procure, or use AI technologies and could increase compliance costs. The pace of AI innovation and regulation is unpredictable, and we cannot foresee all potential impacts of AI technologies or future laws and regulations, or their associated costs and consequences.

Conversely, any failure by the Enel Group to effectively and timely develop and implement AI technologies, or to attract and retain AI talent, could impair our ability to compete, particularly if competitors incorporate AI more quickly or more successfully to lower costs, improve customer experience, and accelerate innovation. Not advancing the understanding and use of AI may compromise our operational and financial progress. If we fail to keep pace with the rapid evolution of AI technologies in our industry and the segments we serve, our competitive position and business results could be negatively impacted. Any of these events could adversely affect our business, results of operations, financial condition, and reputation.

We have experienced and may in the future experience increased interest in our environmental, social, and governance (“ESG”) practices and commitments from our stakeholders, investors, and regulatory bodies. Failure to disclose, meet, or address our ESG practices or commitments could negatively impact our reputation, investment in our common stock and ADSs, or our access to capital markets.

Our goal is to reduce carbon emissions from our electric generation facilities to achieve zero direct (Scope 1) emissions by 2040. We continue to monitor the financial and operational feasibility of taking more aggressive action to further reduce GHG emissions. Our strategic plan to replace older, fossil-fueled generation with zero-carbon-emitting renewable generation will contribute to the achievement of our goals related to reducing GHG emissions. However, our ability to achieve such goals depends on many external factors, including the development of relevant energy technologies and the ability to execute our capital plan. These efforts could affect how we operate our electric generating units and lead to increased competition and regulation.

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

We cannot guarantee that we will be able to achieve or maintain our announced ESG goals, practices, and commitments. Our failure or perceived failure to achieve our ESG goals, maintain practices aligned with stakeholder expectations for best practices, or comply with new ESG expectations could harm our reputation, adversely affect our ability to attract and retain customers and employees, and expose us to legal and regulatory proceedings and increased scrutiny from a range of stakeholders. Some stakeholders may disagree with our ESG-related goals and commitments, which may negatively affect our business and reputation and the prices of our securities.

Any of these situations could adversely affect our reputation, investment in our securities, or our access to capital markets and negatively impact our results of operations, financial condition, and liquidity.

We may be unable to enter into suitable acquisitions or successfully integrate businesses that we acquire.

On an ongoing basis, we carry out mergers and acquisitions and review acquisition prospects to expand and improve our operations, which may increase our market coverage or provide synergies with our existing businesses. However, there can be no assurance that we will be able to identify and acquire suitable companies in the future. The acquisition and integration of independent companies that we do not control may be a complicated, costly, and time-consuming process that may strain our resources and relationships with our employees and customers.

These mergers and acquisitions may not ultimately be successful or achieve the expected benefits and may encounter delays or difficulties in connection with the integration of their operations due to several factors, including but not limited to:

•	inconsistencies in standards, controls, procedures and policies, business cultures, and compensation structures;
•	difficulties in integrating various business-specific operating procedures and systems, as well as our financial, accounting, information, and other systems;
•	complications in retaining key employees, customers, and suppliers;
•	unexpected transaction costs or failures in the assessed value or a proper projection of the potential benefits and synergies; and
•	diversion of our management’s attention from its other responsibilities.

Any of these risks encountered in the integration process could have a material adverse effect on our revenues, expenses, results of operations, and financial condition.

Material Risks Related to Regulatory Matters

Governmental regulations may unfavorably affect our businesses, cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

Our electricity businesses are subject to extensive regulation, inspections, and audits. The tariffs we charge our customers are a result of a tariff-setting process defined by regulators, which may negatively affect our profitability. Our business is also exposed to the decision of governmental authorities regarding material rationing policies during droughts or prolonged power outages, or regulatory changes that may unfavorably affect our future operations and profitability.

For example, in the context of the social crisis that began in October 2019, the government enacted Law No. 21,185, which established a transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The mechanism eliminates the price increase of 9.2% that would have been applied to regulated customers as of July 2019 and defers the price increase for the sale of electricity under contracts between generation and distribution companies that start before 2021. A price stabilization funding program was implemented by the CNE and financed by companies in the generation industry, including our subsidiaries Enel Generación Chile and, to a lesser extent, EGP Chile through accounts receivable generated by the differences between the contractual rates and the stabilized rates. The maximum amount of the stabilization fund of US$1.35 billion was reached ahead of schedule in January 2022.

In July 2022, the Chilean Congress passed Law No. 21,472, which complements Law No. 21,185 by creating a new stabilization fund program and establishing a new transitory mechanism for stabilizing customers’ electricity prices under the regulated price system. The purpose of the mechanism is to limit the increase in electricity bills for regulated customers during 2022 and to allow such increases to occur gradually over the following 10 years. The accounts receivable balances are fully guaranteed by the Chilean government and must be repaid by no later than December 31, 2032. The maximum amount of the stabilization fund program established by Law No. 21,472 of US$ 1.8 billion was reached in February 2024.

In April 2024, Law No. 21,667 was enacted to prevent generation companies from continuing to accumulate debt due to stabilized prices under the regulated price system. Under this law, tariffs for regulated customers will be gradually adjusted to reflect the real costs of energy, and generation companies will be able to recover the balance of debt accumulated under the price stabilization mechanisms generated by Laws No. 21,185 and No. 21,472. Law No. 21,667 increased the stabilization fund established under Law No. 21,472 to US$5.5 billion, of which the US$3.7 billion increased amount has a 30% guarantee of the Chilean government. The increased maximum amount of the stabilization fund program established by Law No. 21,472 of US$5.5 billion was reached in April 2025. The accounts receivable balances must be repaid no later than December 31, 2035.

As a result of applying the laws mentioned above as of and for the year ended December 31, 2025, our current and non-current accounts receivables decreased, while financial income and financial costs increased. Please see Note 9 and Note 34 of the Notes to our consolidated financial statements for further information.

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

In March 2025, Law No. 21,735 was enacted, reforming the Chilean pension fund regime. Beginning in August 2025, employer contributions to employee pensions will increase gradually over a 9-year period from 1.5% to 8.5% of the employee’s monthly wages. Any increase in our labor costs could have an adverse effect on our business, results of operations, and financial condition.

In October 2025, the CNE announced that a methodological error had occurred in the calculation of electricity tariffs in Chile, which overestimated billing balances to customers, resulting in excessive charges during 2024 and 2025. In response, the CNE approved Exempt Resolution No. 715 and published the Definitive Technical Report for price setting for the first half of 2026, which incorporates the necessary methodological corrections and confirms the refund of the amounts overcharged to regulated customers through reduced regulated tariffs billed to customers during the first half of 2026. The correction will reduce regulated tariffs on average by approximately 2%.

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

•	are for an unlimited duration;
•	are absolute and unconditional property rights; and
•

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

Future climate change legislation and regulation, particularly measures aimed at reducing GHG emissions, could materially increase our operating costs. Compliance with new regulatory frameworks or international treaties may necessitate significant capital expenditures in advanced technologies and emission control systems. Any failure or delay in implementing such measures could impair our ability to adapt to climate change and result in additional expenses, including operating and maintenance costas, and taxes or fees on emissions. These developments could have a material adverse effect on our business, results of operations, and financial condition.

Material Risks Related to Chile and Other Global Risks

Fluctuations in the Chilean economy, economic interventionist measures by governmental authorities, political and financial events, or other crises in Chile and other countries may affect our results of operations, financial condition, liquidity, and the value of our securities.

Due to all our operations being in Chile, our consolidated revenues may be affected by the performance of the Chilean economy. We are exposed to political volatility in Chile due to the challenges arising from changes in economic conditions, regulatory policies, and laws governing foreign trade, manufacturing, development, investments, and taxation.

In December 2025, José Antonio Kast was elected as Chile's next president and took office on March 11, 2026. President Kast is a veteran conservative politician who leads the Republican Party and is recognized for prioritizing public safety, enforcing stringent immigration measures, and advancing a business-friendly economic platform centered on limiting government involvement and curbing public expenditures.

President Kast’s agenda marks a notable departure from the progressive policy direction of outgoing President Gabriel Boric’s administration. His election is broadly viewed as reflective of a wider shift toward the political right in Chile and across portions of Latin America.

Although the details of how his policies to be carried out remain uncertain, questions persist about how his proposed initiatives—especially efforts to strengthen immigration enforcement, scale back regulatory oversight, and pursue fiscal austerity—may reshape Chile’s political, economic, and regulatory landscape. Such policy changes could contribute to heightened social division, alterations to tax, labor, and environmental regulatory regimes, and reallocation of public spending priorities, any of which could have an adverse effect on our business, results of operations, and financial condition.

Ongoing developments in Chile, including revisions to immigration and security policies, adjustments to tax and regulatory structures, and domestic political reactions to shifts in government policy, may impact our ability to carry out our business plan and could adversely affect our growth, results of operations, and financial condition. Additional risks—such as civil unrest, political polarization, changes to exchange controls, and instability in Chilean financial and capital markets, driven by both domestic policy changes and global economic conditions—could also negatively impact our profitability and the value of our securities.

Political events or financial or other crises in any region worldwide can significantly impact Chile and may unfavorably affect our operations and liquidity.

Financial and political events in other parts of the world could  diminish our ability to access liquidity through international basic financings or the capital markets in Chile and abroad. Reduced liquidity or ability to obtain new bank financings under the same historical terms and conditions that we have benefited from to date could negatively affect our capital expenditures, long-term investments and acquisitions, growth prospects, and dividend payout policy.

The current presidential administration in the United States has made a number of policy changes to trade, foreign relations, governmental regulation, immigration, and other matters that differ significantly from those of the prior administration, which could have material effects on the global political and economic landscape. In February 2026, the security situation in the Middle East escalated significantly with the commencement of a major military conflict involving the United States, Israel, and Iran. This escalation has led to the closure of the Strait of Hormuz, through which approximately 20% of the world's oil and liquefied natural gas (LNG) supply is shipped, resulting in extreme volatility in global energy prices. Supply disruptions, damage to energy infrastructure, increased shipping and insurance costs, and the rerouting of oil and gas cargos have further exacerbated global energy market instability. These developments have resulted in, and further instability in the Middle East or any other major oil-producing region could further exacerbate, higher fuel prices worldwide. Because our LNG supply contracts are indexed to international commodity benchmarks, including Henry Hub and Brent crude oil prices, disruptions to global energy markets could directly increase the cost of fuel for our thermal generation power plants, which represented approximately 22% of our total net installed capacity and 26.9% of our total electricity generation in 2025. Higher fuel costs have and could further increase the operating costs for our thermal generation power plants and unfavorably affect our results of operations and financial condition. In addition, the imposition of additional sanctions targeting Iran-linked maritime networks, and the potential for expanded trade restrictions, could further constrain global energy supply and increase compliance costs for market participants, with potential knock-on effects on our ability to procure fuel and other inputs on commercially reasonable terms.

We are unable to predict how governmental policy in the United States, China, and other trading partners, or the outbreak of a trade war, may continue to impact global economic conditions. If the scope or amount of the tariffs is further expanded or increased, global economic conditions could be impacted. If Chile experiences lower than expected economic growth or a recession, it is likely that consumer demand for electricity will decrease and that some of our customers may have difficulties paying their electric bills, possibly increasing our uncollectible accounts.

Any of these situations resulting from political events or financial or other crises could adversely affect our results of operations and financial condition.

We may be subject to the effects of armed conflicts in other countries.

Global markets have been, and may continue to be, subjected to periods of economic uncertainty, volatility, and disruption due to armed conflicts around the world, including the current conflicts in Ukraine and the Middle East, such as between the United States and Israel and Iran. In February 2026, the security situation in the Middle East escalated significantly following the commencement of joint U.S.-Israel military operations against Iran and subsequent Iranian retaliation, leading to the closure of the Strait of Hormuz and broader regional instability. The intensity and duration of this conflict are difficult to predict, and the situation continues to evolve rapidly.

In addition to economic sanctions, such as those imposed on Russia and certain Russian citizens and enterprises, and any additional sanctions that may be imposed in connection with the Middle East conflict, armed conflicts could have a negative effect on the global economy and are highly uncertain and difficult to predict. President Trump has made several statements signaling a shift from the previous administration’s approach to U.S. foreign policy regarding Ukraine, NATO, Venezuela, Cuba and Iran, which could have material effects on the global political and economic landscapes. Although we do not have direct business transactions with suppliers, clients, or lenders from Russia, Ukraine, Venezuela, Cuba or Iran, our business, results of operations, and financial condition may be impacted by (i) limited access to financial markets; (ii) possible interruptions in the global supply chain; (iii) volatility in commodity prices, particularly oil and natural gas, which directly affect the operating costs of our thermal generation power plants; (iv) an increase in inflationary pressures in Chile, which could increase the rates charged to our customers; and (v) increased maritime shipping and insurance costs, and delays or rerouting of LNG cargos, which could disrupt the supply of fuel to the Quintero and Mejillones LNG terminals on which our thermal power plants depend.

Any escalation and expansion of these conflicts, including into a broader and more sustained regional conflict, could have a further negative impact on both global and regional conditions and may adversely affect our business, financial condition, results of operations, and liquidity. The extent and duration of the ongoing conflicts, resulting sanctions, and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale.

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

The potential impact of any future health crisis, epidemic or pandemic, and the measures governments and businesses may take to control such outbreaks cannot be predicted and are beyond our control, and it is possible that any such future outbreak could adversely affect our business and results of operations.

Foreign exchange risks may unfavorably affect our results and the U.S. dollar value of dividends payable to ADS holders.

Until December 31, 2024, our functional and presentation currency was the Chilean peso, which has been subject to devaluations and appreciations against the U.S. dollar. Effective January 1, 2025, our functional and presentation currency is the U.S. dollar.

Because all our operations are in Chile, our operating subsidiaries generate revenues in Chilean pesos, and we pay our dividends in Chilean pesos. Although a substantial amount of our consolidated indebtedness and operating cash flows are linked to the U.S. dollar, we are exposed to fluctuations in the Chilean peso against the U.S. dollar because of time lags and other limitations to pegging our tariff rates to the U.S. dollar. For information on the change to our functional and presentation currency, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company,” and Note 3 of the

Notes to our consolidated financial statements. This exposure can substantially decrease the value of the cash we generate in U.S. dollars due to the peso’s devaluation. Future volatility in the currency exchange rate in which we receive revenues or incur expenditures may adversely affect our business, results of operations, and financial condition, especially when measured in U.S. dollars.

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

Chilean securities markets are substantially smaller and have less liquidity than major securities markets in the United States and other countries. The low liquidity of the Chilean markets may impair shareholders’ ability to sell shares, or holders of ADSs to sell shares of our common stock withdrawn from the ADS program, on the Chilean Stock Exchanges in the amount and at the desired price and time.

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

The market conditions prevailing at any time may prevent us from accessing capital markets or satisfying our financial needs to fund new projects. We may also be unable to raise the funds required to finish our projects in the pipeline or in execution. Likewise, we may be unable to refinance our debt or obtain such refinancing in terms acceptable to us. Without such refinancing, we could be forced to liquidate assets at unfavorable prices to make payments due on our debt. Furthermore, we may be unable to sell our assets at opportune moments or sufficiently high prices to obtain proceeds that would enable us to make such payments.

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

We are a publicly held limited liability stock corporation organized on March 1, 2016, under the laws of the Republic of Chile. Since April 2016, we have been registered in Santiago with the CMF. We are also registered with the SEC under the commission file number 001-37723. Our full legal name is Enel Chile S.A., and we are also known commercially as “Enel Chile.” As of December 31, 2025, Enel beneficially owned 64.93% of our shares. Our shares are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELCHILE,” and our ADSs are listed and traded on the NYSE under the trading symbol “ENIC.”

Our contact information for the Investor Relations Department in Chile is:

Contact Person:	Isabela Klemes
Street Address:	Roger de Flor 2725, Torre 2, Piso 17 Las Condes, Santiago Chile
Email:	ir.enelchile@enel.com
Telephone:	(56) 2 26309000
Website:	www.enel.cl

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

Enel Chile was created as part of the corporate reorganization process of Enersis that began in April 2015. At the time, Enersis controlled the generation, transmission, and distribution businesses in Chile as well as in Argentina, Brazil, Colombia, and Peru. In December 2015, Enersis’ shareholders approved the first phase of the reorganization plan, which created Enersis Chile as the only vehicle to control the Enel Group’s generation and distribution assets in Chile. Enersis was renamed Enersis Américas and became the vehicle to control all assets of the businesses in other countries in the region. Endesa Chile and Chilectra went through a similar division process to create Endesa Américas and Chilectra Américas.

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

In accordance with the Law No. 21,194 (the “Distribution Short Law”) approved in late 2019, establishing a “Sole Business” for electricity distribution companies in Chile, Enel Distribución Chile separated its operations into two separate and independent business lines: electricity distribution and electricity transmission. This new structure allowed Enel Distribución Chile to focus exclusively on the regulated electricity distribution business in its concession area and have the new company that resulted from the division, Enel Transmisión Chile, hold the assets and operation of the transmission business as of January 1, 2021.

On December 9, 2022, Enel Chile completed the sale of its entire 99.09% ownership interest in Enel Transmisión Chile to Sociedad Transmisora Metropolitana S.p.A., (a company controlled by Inversiones Saesa Ltda.). The transaction was carried out through a PTO that took place from November 7, 2022, to December 6, 2022.

On January 1, 2023, EGP Chile completed a spin-off of assets and liabilities associated with the solar plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro, and Domeyko (416 MW of total net installed capacity), which were allocated to a new company called Arcadia Generación Solar S.A. (“Arcadia”). All shareholders of EGP Chile received a number of shares of Arcadia equal to the number of shares they held in EGP Chile. As a result, Enel Chile became the owner of 99.99% of Arcadia, which was subsequently sold to Sonnedix Chile Arcadia S.p.A. and Sonnedix Chile Arcadia Generación S.p.A. on October 24, 2023.

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

For the 2026-2028 period, we expect to make capital expenditures of US$1.8 billion in our subsidiaries, with a strong focus on renewables and digitalization to increase efficiency. Approximately 50% of the capital expenditures will be allocated to renewable energy projects to add 600 MW of installed capacity, mainly in battery storage, wind, and solar. Thermal investments will aim to maintain plant availability and improve efficiency. Additionally, US$400 million will be invested in our grids to improve quality, resilience, and operational effectiveness.

While our planned investments go beyond the 2026-2028 period, we report three years to align with Enel’s three-year industrial plan disclosed in February 2026. Please refer to “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” for further information.

The table below sets forth the cash flows used to purchase property, plant and equipment and intangible assets in 2025, 2024, and 2023.

	Year ended December 31,
	2025	2024	2023

	(in millions of US$)
Cash flows used	499	765	789

Capital Expenditures in 2025, 2024, and 2023

In the last three years, our capital expenditures were principally related to the development of solar projects, PMGD projects, Los Cóndores hydroelectric power plant, wind farms, maintenance of our existing power plants, and projects to facilitate new client connections and optimize our distribution network through digitalization.

During 2025, our distribution business investments focused on facilitating new customer connections and building a more resilient grid through strengthening low- and medium-voltage networks, reinforcing service quality, enhancing emergency preparedness and planning, increasing the capacity of our substations, and automating our systems through the installation of remote control devices and smart meters for residential customers.

During 2025, our generation business investments focused primarily on developing battery energy storage systems (“BESS”) projects, PMGD plants,  and maintaining and upgrading operating assets. Please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” for further details on our projects.

We reserve a portion of our capital expenditures for maintenance and the assurance of our facilities’ quality and operational standards. Projects in execution will be financed with resources provided by external financing and internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation engaged in the generation and distribution of electricity in Chile through our subsidiaries and affiliates. As of December 31, 2025, we had 8,904 MW of net installed capacity and approximately 2.2 million distribution customers. Of our total net installed capacity, 78% corresponds to renewable energies and BESS, including 3,667 MW of hydroelectric power plants, 903 MW of wind farms, 2,083 MW of solar plants, 83 MW of geothermal capacity, and 203 MW from BESS. All our thermoelectric net installed capacity corresponds to gas/diesel power plants (1,965 MW). As of and for the year ended December 31, 2025, we had consolidated assets amounting to US$12.9 billion and operating revenues of US$4.7 billion.

We also participate in other activities that are not core businesses and represent approximately 1% of our 2025 revenues. We do not report them as a separate segment in this Report or in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,
Revenues	2025	2024	2023	Change 2025 vs. 2024

	(in millions of US$)			(in %)
Generation	3,283	2,950	3,901	11.3
Distribution	1,784	1,739	1,800	2.6
Non-electricity business and consolidation adjustments	(404)	(464)	(485)	(12.9)
Total revenues and other operating income	4,663	4,225	5,216	10.4

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 28 of the Notes to our consolidated financial statements.

Electricity Generation Segment

In 2025, our consolidated electricity sales were 31,975 GWh, and our electricity production was 21,583 GWh, representing an 11.1% decrease and a 12.4% decrease, respectively, compared to 2024. Our total net installed capacity in 2025 was 8,904 MW, representing a 0.4% increase compared to 2024, due to PMGD projects that were connected to the grid in 2025.

For additional information on our historical capacity, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the operating data relating to our electricity generation:

ELECTRICITY DATA

	Year ended December 31,
	2025	2024	2023
Number of generation facilities(1)	76	70	67
Net installed capacity (MW)(2)	8,904	8,869	8,478
Electricity generation (GWh)	21,583	24,639	24,122
Electricity sales (GWh)	31,975	35,974	32,847
(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and, Equipment of Generation Companies.”
(2)	Total net installed capacity is the maximum capacity (MW) under specific technical conditions and characteristics and excludes the MW that each facility consumes for its own operation. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers, according to criteria defined by such authorities and relevant contracts.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2025		2024		2023
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	10,616	33.2	13,895	38.6	11,848	36.1
Unregulated customers	19,370	60.6	19,500	54.2	19,024	57.9
Total contracted sales(1)	29,986	93.8	33,395	92.8	30,872	94.0
Electricity pool market sales	1,989	6.2	2,579	7.2	1,975	6.0
Total electricity sales	31,975	100.0	35,974	100.0	32,847	100.0
(1)	Includes sales to distribution companies not backed by contracts.

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

During 2025, Enel Generación Chile submitted bids in two supply tenders to address a short-term supply deficit for regulated customers: CNE Tender 2025/01 (4 years and 3.4 TWh per year) and CNE Tender 2025/02 (1 year and 1.5 TWh per year). Enel Generación Chile was awarded 100% of the energy in both tenders at an average price of US$64.5 per MWh for 2027-2030 (tender 2025/01) and US$98.7 per MWh for 2026 (tender 2025/02).

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

Operations

We participate in electricity generation through our subsidiaries, EGP Chile, Enel Generación Chile, and Pehuenche. As of December 31, 2025, we had 76 generation power plants in Chile with a total net installed capacity of 8,904 MW, representing 22% of the SEN’s installed capacity in 2025.

Enel Generación Chile owns 14 hydroelectric, six thermal, and two wind-powered power plants, with a total net installed capacity of 4,923 MW. EGP Chile owns 38 solar, nine wind-powered, two hydroelectric, and two geothermal power plants, as well as four BESS, with a total net installed capacity of 3,282 MW. Pehuenche owns three hydroelectric power plants, with a net installed capacity of 699 MW. For information on the net installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plant, and Equipment—Property, Plant, and Equipment of Generating Companies.”

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2025	2024	2023
Enel Generación Chile	13,577	15,111	15,391
EGP Chile(1)	5,703	6,325	6,012
Pehuenche	2,302	3,203	2,719
Total	21,583	24,639	24,122
(1)	Includes all of EGP Chile’s subsidiaries.

It is common in the electricity industry to divide the business into hydroelectric, thermoelectric, and other generation types because each has significantly different variable costs. Thermoelectric generation requires fuel purchase, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers, which typically has immaterial variable costs. Our total hydroelectric generation (including mini-hydro) accounted for 47.9% of our total generation in 2025, reaching 10,339 GWh, a decrease of 24.5% compared to 2024, while our thermal generation accounted for 26.9% of our total generation in 2025, reaching 5,796 GWh, an increase of 18.3% compared to 2024. The SEN dispatched thermal generation power plants more regularly in 2025 to offset lower hydroelectric generation due to drier hydrological conditions compared to 2024.

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2025		2024		2023
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	10,288	47.7	13,636	55.3	12,158	50.4
Thermal generation	5,796	26.9	4,900	19.9	6,198	25.7
Solar generation – NCRE	3,274	15.2	3,627	14.7	3,546	14.7
Wind generation – NCRE	2,075	9.6	2,161	8.8	1,796	7.4
Geothermal generation – NCRE	98	0.5	261	1.1	374	1.5
Mini-hydro generation – NCRE	51	0.2	52	0.2	49	0.2
Total generation	21,583	100.0	24,639	100.0	24,122	100.0

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

In August  2025, our subsidiary Pehuenche, Colbún S.A., and the Maule Lagoon Vigilance Board-First Section, renewed an agreement to optimize the use of water during drought periods. The agreement expires on August 31, 2035, and may be further renewed by agreement of the parties.

In October 2025, Enel Generación Chile signed an agreement with the Biobío River Basin Vigilance Board to ensure a minimum volume of water in the Ralco reservoir during the 2025/2026 irrigation season, along with making the generation of the Pangue power plant and its reservoir more flexible.

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

During 2025, Enel Chile, through its subsidiary Enel Generación Chile, used 1.79 billion cubic meters of natural gas for its generation and marketing needs, similar to the volume used in 2024. This volume consisted of 899 million cubic meters of LNG, a 21% decrease compared to 2024, and 891 million cubic meters of natural gas, a 34% increase compared to 2024.

The availability of natural gas from Argentina allowed us to have continuous supply throughout 2025. In 2025, Enel Generación Chile operated utilizing various supply agreements, delivering 836 million cubic meters of Argentine natural gas throughout central Chile, and 55 million cubic meters throughout northern Chile, which represented 50% of our total natural gas requirements in Chile (electricity plus supply to customers).

During 2025, we continued to actively manage the supply of LNG and Argentine natural gas in central Chile by optimizing the supply mix, allowing us to sell LNG at the Quintero LNG Terminal, as well as executing other trading actions. Through the Mejillones LNG Terminal in northern Chile, we supplied the Atacama and Taltal plants and industrial clients with more than 503 million cubic meters of LNG and Argentine natural gas.

In 2025, 128 million cubic meters of LNG were delivered by truck, an increase of 1.6% compared to 2024.

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

Electricity Sales

During 2025, the electricity demand throughout the SEN decreased by 0.7% to 79,510 GWh from 80,091 GWh in 2024. Our electricity sales reached 31,975 GWh in 2025, 35,974 GWh in 2024, and 32,847 GWh in 2023, which represented a 40.2%, 44.9%, and 42.1% market share, respectively.

The following table sets forth the SEN’s electricity sales:

ELECTRICITY SALES IN THE SEN (GWh)

	Year ended December 31,
	2025	2024	2023
Total electricity sales (SEN)	79,510	80,091	77,953

Electricity Generation and Purchases

Our total generation amounted to 21,583 GWh in 2025, which represents a 12.4% decrease compared to 2024, mainly due to lower hydroelectric and solar generation. Energy purchases decreased by 8.3% in 2025, compared to 2024.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2025		2024		2023
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	21,583	67.5	24,639	68.5	24,122	73.4
Electricity purchases	10,393	32.5	11,335	31.5	8,725	26.6
Total	31,976	100.0	35,974	100.0	32,847	100.0

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

For the year ended December 31, 2025, the following two customers individually accounted for 10% or more of the consolidated ordinary revenues of the generation segment: CGE (Compañía General de Electricidad S.A.) and Enel Distribución Chile.

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

We distribute electricity in a concession area of 2,105 square kilometers, under an indefinite concession granted by the Chilean government. We distribute electricity in 33 municipalities in the Santiago Metropolitan Region. As of December 31, 2025, we distributed electricity to approximately 2.2 million residential, commercial, industrial, and other customers, who are primarily municipalities, representing 35.1%, 15.8%, 4.7%, and 44.4%, respectively, of our total electricity sales of 14,534 GWh, a decrease of 1.9% compared to 2024.

The following table sets forth our principal operating data for each of the periods indicated:

	Year ended December 31,
	2025	2024	2023
Electricity sales (GWh)	14,534	14,810	14,356
Residential	5,096	5,820	5,730
Commercial	2,294	2,213	2,228
Industrial	690	675	410
Other customers(1)	6,454	6,103	5,989
Number of customers (thousands)	2,190	2,163	2,130
Residential	1,971	1,944	1,913
Commercial	158	158	158
Industrial	11	12	12
Other customers(1)	51	49	47
Energy purchased (GWh)(1)(2)	15,401	15,549	15,035
Total energy losses (%)(3)	6.6	5.8	5.3
SAIDI (minutes)(4)	167	150	121
SAIFI (times)	1.3	1.3	1.2
(1)	The data for other customers includes tolls.
(2)	In 2025, 2024, and 2023, Enel Distribución Chile acquired 43%, 30%, and 26%, respectively, of its electricity purchases from Enel Generación Chile.
(3)	Energy losses are calculated as the percent difference between the energy purchased and energy sold, excluding tolls and energy consumption not billed (GWh) within a given period. Losses in distribution arise from illegally tapped lines and technical losses.
(4)	2024 does not include data related to the extraordinary, devastating, and unpredictable weather event that occurred in August 2024, due to Enel Distribución Chile’s claim pending before the Santiago Court of Appeals regarding the occurrence of a force majeure claim.

Tariff Update Process

The tariff decree for the 2020-2024 period was issued in June 2024. The tariffs are retroactively effective from November 4, 2020, and will apply until the tariff decree for the 2024-2028 period is issued and the updated tariffs become effective. The 2024-2028 tariff update process is ongoing.

Distribution Customers

For the supply to regulated distribution customers, Enel Distribución Chile’s principal suppliers during 2025 were (in alphabetical order): Colbún S.A., Enel Generación Chile, Engie Energía Chile S.A., and GM Holdings.

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

Responsible for Regulation and Supervisory Body

The CNE is the entity in charge of approving the annual transmission expansion plans, managing the indicative plan for the construction of new electricity generation facilities, calculating the rates of generation capacity, and proposing regulated tariffs to the Ministry of Energy for approval. The Superintendence of Electricity and Fuels (the “SEF”) inspects and oversees compliance with laws, rules, regulations, and technical norms applicable to the generation, transmission, and distribution of electricity, as well as liquid fuels and gas, and reports to the Ministry of Energy.

System Operator

The CEN is a centralized dispatch center that coordinates the SEN’s operations with an approach that minimizes costs while monitoring the quality of the generation and transmission companies’ service. The CEN calculates market balances (energy injections and withdrawals), determines the transfers among generation companies, and calculates the hourly marginal cost, the price at which energy transfers are made in the spot market.

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

The regulation currently in force states that transmission remuneration is the sum of tariff revenue and the usage charge revenue received for the transmission system, defined as $/kWh by the CNE. Revenues are calculated on a semi-annual basis. The tariff-setting process for the 2020-2023 period was concluded in February 2023 and has been effective retrospectively since January 1, 2020. In connection with the tariff-setting process for the 2024-2027 period, the CNE published the definitive technical report for the classification of transmission installations. The tariff-setting process for the 2024-2027 period is expected to be completed in 2026.

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

The tariff decree for the 2020-2024 period was issued in June 2024. The tariffs are retroactively effective from November 4, 2020, and will apply until the tariff decree for the 2024-2028 period is issued and the updated tariffs become effective. The 2024-2028 tariff update process is ongoing.

4.	Environmental Regulations

Chile has numerous laws, regulations, decrees, and municipal ordinances that address environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas that may affect public health, and the protection of water for human consumption.

On June 13, 2022, Law No. 21,455 (the “Climate Change Framework Law”) was enacted. The law establishes that Chile be carbon neutral and climate resilient by 2050, which could be accelerated if circumstances allow for it. To address climate change, the law establishes concrete actions for 17 executive departments as well as powers and obligations at regional and local levels. It also establishes the Long-Term Climate Strategy, a roadmap detailing how Chile will fulfill its commitments through concrete actions over a 30-year period and requires the preparation of sectoral mitigation and adaptation plans with concrete measures and actions to meet these goals.

For more information about regulatory framework and matters, see Note 4 of the Notes to our consolidated financial statements.

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel S.p.A., an Italian company and our controlling shareholder that beneficially owned 64.93% of our shares as of December 31, 2025. Enel is a multinational power company and a leading integrated player in the global power and renewables markets. It is one of the largest European utility companies with operations in 27 countries worldwide and a consolidated installed capacity of 92.8 GW, including BESS. Enel distributes electricity through a network of 1.9 million kilometers to 54 million customers. It is one of the world’s largest network operators and has one of the most extensive customer bases. Enel’s shares are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A.

Enel Chile’s Simplified Organizational Structure(1)

As of December 31, 2025

(1)	Only principal operating consolidated entities are presented here.

We consolidated the principal subsidiaries listed in the following table as of December 31, 2025. In the case of subsidiaries, economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries	Ownership	Consolidated Assets	Consolidated Revenues and Other Operating Income

Electricity Generation		(in millions of US$)
Enel Generación Chile	93.55%	4,569	3,181
EGP Chile	99.99%	4,670	634
Electricity Distribution
Enel Distribución Chile	99.09%	3,220	1,784
Enel X
Enel X Chile	100.00%	197	59

For more information about our consolidated subsidiaries, see Note 2.4 of the Notes to our consolidated financial statements.

D.	Property, Plant, and Equipment.

Our property, plant, and equipment is concentrated in electricity generation and distribution assets in Chile.

We conduct our generation business through EGP Chile, Enel Generación Chile, and their subsidiaries, which together own 76 power plants, all located in Chile, of which 38 are solar (2,083 MW of net installed capacity), 19 are hydroelectric (3,667 MW of net installed capacity), 11 are wind-powered (903 MW of net installed capacity), six are thermal (1,965 MW of net installed capacity), and two are geothermal (83 MW of net installed capacity), in addition to four BESS (203 MW of net installed capacity).

The following table identifies the power plants and BESS that we own that are connected to the grid, all located in Chile, at the end of each year, organized by company and technology:

Property, Plant, and Equipment of Generation Companies

			Net Installed Capacity As of December 31,
Company	Power Plant Name	Power Plant Type(1)	2025	2024	2023

			(in MW)
Enel Generación Chile	Ralco	Reservoir	689	689	689
	Pangue	Reservoir	466	466	466
	El Toro	Reservoir	449	449	449
	Rapel	Reservoir	377	377	375
	Antuco	Run-of-the-river	320	320	320
	Los Cóndores	Run-of-the-river	153	153	—
	Cipreses	Reservoir	106	106	106
	Abanico	Run-of-the-river	93	93	93
	Sauzal	Run-of-the-river	80	80	80
	Isla	Run-of-the-river	70	70	70
	Palmucho	Run-of-the-river	34	34	34
	Los Molles	Run-of-the-river	18	18	18
	Sauzalito	Run-of-the-river	12	11	11
	Ojos de Agua	Run-of-the-river	9	9	9
	Total Hydroelectric		2,876	2,874	2,720

	Atacama	Combined Cycle /Natural Gas+Diesel Oil	716	716	716
	San Isidro 2(2)	Combined Cycle /Natural Gas+Diesel Oil	380	380	380
	San Isidro 1(2)	Combined Cycle /Natural Gas+Diesel Oil	372	372	372
	Quintero	Gas Turbine/Natural Gas	236	236	249
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	241	241	242
	Tarapacá	Gas Turbine/Diesel Oil	20	20	20
	Total Thermal		1,965	1,965	1,979

	Canela 2	Wind	64	64	64
	Canela 1	Wind	18	18	18
	Total Wind		82	82	82

	Total Enel Generación Chile		4,923	4,921	4,781

Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Run-of-the-river	89	89	89
	Loma Alta	Run-of-the-river	40	40	40
	Total Pehuenche		699	699	699

EGP Chile	La Cabaña (1 & 2)	Battery Storage (BESS)	69	69	34
	Don Humberto	Battery Storage (BESS)	67	67	—
	El Manzano	Battery Storage (BESS)	67	67	—
	Total Battery Storage (BESS)		203	203	34

	Cerro Pabellón (1 & 3)	Geothermal	83	83	83
	Total Geothermal		83	83	83

	Pullinque	Run-of-the-river	51	51	51
	Pilmaiquén	Reservoir	41	41	41

Total Hydroelectric		92	92	92

Guanchoi	Solar	398	398	398
Campos del Sol	Solar	375	375	375
Las Salinas	Solar	205	205	205
Valle del Sol	Solar	163	163	163
Sol de Lila	Solar	161	161	161
Finis Terrae	Solar	160	160	160
Finis Terrae Ext	Solar	126	126	126
El Manzano	Solar	99	99	99
PMGD(3)	Solar	116	83	83
Don Humberto	Solar	81	81	—
Azabache	Solar	61	61	61
Lalackama	Solar	60	60	60
Chañares	Solar	40	40	40
Lalackama 2	Solar	18	18	18
Finis Terrae 3	Solar	18	18	18
La Silla	Solar	2	2	2
Total Solar		2,083	2,050	1,970

Renaico 2	Wind	144	144	144
Sierra Gorda Este	Wind	112	112	112
La Cabaña	Wind	106	106	106
Taltal	Wind	106	106	106
Talinay Oriente	Wind	90	90	90
Valle De Los Vientos	Wind	90	90	90
Renaico	Wind	88	88	88
Talinay Poniente	Wind	61	61	61
Los Buenos Aires	Wind	24	24	24
Total Wind		821	821	821

Total EGP Chile		3,282	3,249	3,000
Total Net Capacity Enel Chile		8,904	8,869	8,478
(1)	“Reservoir” and “run-of-the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines that generate electricity. “Gas Turbine” refers to thermal power that uses either diesel or natural gas to produce steam that turns the turbines. “Combined Cycle” refers to a thermal power plant that burns natural gas, diesel oil, or fuel oil to turn the first turbine and then recovers the heat to generate steam to turn a second turbine.
(2)	The environmental permit limits the capacity of San Isidro 1 and 2 combined to 780 MW.
(3)	Includes 23 PMGD plants.

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

Distribution Network – Concession area and Medium and Low Voltage Lines(1)

	As of December 31, 2025			As of December 31, 2024			As of December 31, 2023
	Concession Area (km2)	MV (km)	LV (km)	Concession Area (km2)	MV (km)	LV (km)	Concession Area (km2)	MV (km)	LV (km)
Enel Distribución Chile	2,105	5,873	12,375	2,105	5,741	12,263	2,105	5,709	12,174
(1)	Medium voltage lines: 1 kV - 34.5 kV; low voltage lines: 380-110 V.

Transformers from Medium to Low Voltage for Distribution(1)

	As of December 31, 2025		As of December 31, 2024		As of December 31, 2023
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Enel Distribución Chile	22,664	5,540	22,607	5,411	22,628	5,364
(1)	These transformers’ voltage is in the range of 34.5 kV (in - medium voltage, “mv”) and 380-110 V (out - low voltage, “lv”).

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

Below we list our most material projects that reached commercial operation, added additional capacity, were in execution or in the pipeline during the fiscal year ended December 31, 2025. However, any decision related to execution will depend on commercial opportunities foreseen in the upcoming years, including future tenders for supplying the regulated market and the evolution of the regulatory framework (mainly associated with ancillary services). Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls unless otherwise indicated. The financing for all our projects described below comes from internal and external sources.

Distribution and Networks Business Projects

In 2025, our subsidiary Enel Distribución Chile and its subsidiary Enel Colina invested a total of US$163.1 million in projects related to growth and customer connections and developing and maintaining our distribution network.

The most relevant investments in 2025 included the following:

●	Customer growth and connections for US$65.6 million, primarily related to increasing our medium and low voltage networks to facilitate new customer connections.

●	Network development for US$53.9 million, mainly to reinforce quality of service programs, smart meter programs, telecontrol equipment, anti-theft measures, and network reconstruction to restore and reinforce service quality following the August 2024 storm.
●	Network maintenance for US$43.6 million, principally related to corrective maintenance, strengthening emergency planning and response, and technical equipment for large volume clients and real estate projects.

Generation Business Projects

Projects that Reached Commercial Operation in 2025

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

The total investment was approximately US$1.2 billion. The project was connected to the grid during the fourth quarter of 2024 and reached commercial operation during the first quarter of 2025.

Rapel Hydroelectric Repowering Project

The Rapel Hydroelectric Repowering project was carried out within our existing 375 MW Rapel power plant in the O’Higgins Region in central Chile. Rapel is a reservoir hydroelectric power plant with five Francis vertical units that use water from the Rapel River.

The project involved replacing two turbine runners (Unit 3 and Unit 4) installed in 1968 with an efficiency rate of less than 85%. The turbines runners have a new hydraulic design offering improved efficiency (>92%) and increase the net installed capacity by 2 MW (1 MW for each unit).

The total investment was approximately US$10 million. The project began in 2023 and was completed in 2025.

Projects that Reached Additional Capacity in 2025

EGP Chile

PMGD Solar Projects

There are six PMGD projects in northern and central Chile that have an aggregate net installed capacity of 33 MW. The total investment was approximately US$35 million. Construction began in 2024, and all the projects were connected to the grid during 2025, adding 33 MW of net installed capacity. We expect all the PMGD projects to reach commercial operation in 2026.

Projects in Execution

EGP Chile

Azabache BESS Retrofit

The Azabache BESS Retrofit project is in the Antofagasta Region in northern Chile. It is a greenfield project, and the BESS will have a storage capacity of 94 MW. The project will be built at our Azabache-Valle de los Vientos hybrid power plant and will connect to the grid using the existing Valle de los Vientos substation.

The total approved investment is approximately US$87 million, of which approximately US$10 million had been incurred as of December 31, 2025. Construction on the project began during the second quarter of 2026, and we expect the project to reach commercial operation in 2027.

Las Salinas BESS Retrofit

The Las Salinas BESS Retrofit project is in the Antofagasta Region in northern Chile. It is a greenfield project, and the BESS will have a storage capacity of 206 MW. The project will be built at our Las Salinas solar power plant and will connect to the grid using the existing Las Salinas substation.

The total approved investment is approximately US$170 million, of which approximately US$26 million had been incurred as of December 31, 2025. Construction on the project began during the fourth quarter of 2025, and we expect the project to reach commercial operation in 2027.

Valle del Sol BESS Retrofit

The Valle del Sol BESS Retrofit project is in the Antofagasta Region in northern Chile. It is a greenfield project, and the BESS will have a storage capacity of 153 MW. The project will be built at our Valle del Sol solar power plant and will connect to the grid using the existing Valle del Sol substation.

The total approved investment is approximately US$126 million, of which approximately US$16 million had been incurred as of December 31, 2025. Construction on the project began during the first quarter of 2026, and we expect the project to reach commercial operation in 2027.

Enel Generación Chile

Pangue Hydroelectric Repowering Project

The Pangue Hydroelectric Repowering project is being carried out within our existing 466 MW power plant in the Bio-Bio Region in central Chile. Pangue is a reservoir hydroelectric power plant with two Francis vertical units that use water from the Bio-Bio reservoir.

The project involves replacing one rotor (Unit 1) with a modern design that will improve efficiency and reliability and require less maintenance. We expect the upgraded turbine to generate an additional 54 GWh of energy per year.

The total approved investment is approximately US$22 million, of which approximately US$16 million had been incurred as of December 31, 2025. Work at the project site began during the fourth quarter of 2025, and we expect the project to reach commercial operation in 2026.

San Isidro Emissions Reduction

The San Isidro power plant is a combined cycle plant located in the Valparaíso Region, in central Chile, and has a new environmental permit that allows it to extend its operational useful life until 2040. The emissions reduction project at Unit 2 will allow the power plant to comply with the new emissions limits approved by the environmental permit, which also allows for eliminating the environmental limit on installed capacity. When the project is completed, the power plant will have a gross installed capacity of 780 MW.

The project consists of installing a selective catalytic reduction (“SCR”) DeNOx system in Unit 2, operating with a < 25% ammonia solution injected into the flue gases upstream of the SCR blocks. The ammonia solution will be provided by trucks and stored in dedicated tanks inside a new building specially designed for this purpose. The project is expected to lower NOx flue gas emissions to 10 mg/Nm3 (with natural gas firing), complying with the new environmental permit.

The total approved investment is approximately US$30 million, of which approximately US$26 million had been incurred as of December 31, 2025. The project began in 2024, and we expect it to be completed in 2026.

San Isidro Power Plant Upgrade

The San Isidro power plant is a combined cycle plant in the Valparaiso Region in central Chile. The power plant has two combined-cycle units (Unit 1 and Unit 2), limited by environmental authorizations. A new environmental permit was approved in 2025, increasing the limit on the plant’s gross installed capacity to 780 MW from 740 MW. The project consists of upgrading the existing gas turbines to improve the efficiency of both units and increase gross installed capacity by 30 MW (15 MW for each unit), within the approved environmental permit.

The total approved investment is approximately US$26 million, of which approximately US$8 million had been incurred as of December 31, 2025. The project began in 2022, and Unit 2 reached additional capacity in 2023.  We expect Unit 1 to reach additional capacity in 2026.

Projects in the Pipeline

We are currently evaluating the following projects and will decide whether to proceed with each project depending on the commercial and other opportunities foreseen in upcoming years, as well as future tender prices for supplying the energy requirements of the regulated market and negotiations with existing or new unregulated customers.

EGP Chile

Cerro Los Loros Wind Project and BESS

The Cerro Los Loros wind farm is in Ovalle in the Coquimbo Region in northern Chile. The project has a net installed capacity of 80 MW, including BESS storage capacity of 30 MW.

The total estimated investment is approximately US$110 million, of which approximately US$1 million had been incurred as of December 31, 2025.

Finis Terrae BESS Retrofit

The Finis Terrae BESS Retrofit project is in the Antofagasta Region in northern Chile. It is a greenfield project, and the BESS will have a storage capacity of 100 MW.

The total estimated investment is approximately US$95 million, none of which had been incurred as of December 31, 2025.

Sol de Lila BESS Retrofit

The Sol de Lila BESS Retrofit project is in the Antofagasta Region in northern Chile. It is a greenfield project, and the BESS will have a storage capacity of 150 MW.

The total estimated investment is approximately US$140 million, none of which had been incurred as of December 31, 2025.

Major Encumbrances

As of December 31, 2025, we did not have any major encumbrances.

Item  4A.      Unresolved Staff Comments

None.

Item 5.      Operating and Financial Review and Prospects

Introduction

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2025 and 2024, and for the three years ended December 31, 2025, are derived from our audited consolidated financial statements included in this Report. Our consolidated financial statements were prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the IASB.

The tables are expressed in millions, except for ratios, operating data, and data for shares and ADS. Unless otherwise indicated, and except for information derived from the financial statements as of and for the year ended December 31, 2025, which are prepared in U.S. dollars in accordance with IFRS, all amounts have been translated as described below.

Effective January 1, 2025, Enel Chile changed its functional and presentation currency from Chilean pesos to U.S. dollars because the U.S. dollar became the currency that most significantly influences the primary economic environment in which the Company operates. The comparative periods are required to be translated to the new presentation currency in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates.” Balances as of December 31, 2024, and January 1, 2024 presented in U.S. dollars were translated using the Exchange Rate of Ch$996.46 and Ch$877.12 per US$1.00, respectively. Amounts in the consolidated statements of comprehensive income and cash flows were translated using the average exchange rate for each period. See Note 3 of the Notes to our consolidated financial statements.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	For the year ended December 31,
	2025	2024 (1)	2023 (1)

	(in millions of US$, except per share or per ADS data)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	4,663	4,225	5,215
Raw materials and consumables used	(2,780)	(3,079)	(3,567)
Employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses, and other expense, by nature	(872)	(751)	(734)
Operating income (loss)(2)	1,011	395	914
Financial results(3)	(237)	(165)	(105)
Other gains	6	—	264
Share of profit (loss) of associates and joint ventures accounted for using the equity method	15	9	7
Income (loss) before income taxes	795	239	1,080
Income taxes	(210)	(37)	(270)
Net income	585	202	810
Net income attributable to the Parent Company	538	153	754
Net income attributable to non-controlling interests	47	49	56
Total basic and diluted earnings per average number of shares (US$ per share)	0.00777	0.00222	0.01090
Total basic and diluted earnings per average number of ADS (US$ per ADS)	0.38865	0.11115	0.54520
Cash dividends per share (US$ per share)	0.00445	0.00526	0.00716
Cash dividends per ADS (US$ per ADS)	0.22250	0.26300	0.35800
Weighted average number of shares of common stock (millions)	69,167	69,167	69,167

	As of
	December 31,		January 1,
	2025	2024 (1)	2024 (1)

	(in millions of US$)
Consolidated Statement of Financial Position Data
Total assets	12,904	12,765	13,492
Non-current liabilities	4,881	5,168	4,878
Equity attributable to the parent company	5,176	4,976	5,069
Equity attributable to non-controlling interests	374	369	359
Total equity	5,550	5,345	5,428
Capital stock(4)	3,896	5,964	5,964
(1)	Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.
(2)	For 2024, operating income reflects a significant reduction due to losses from the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk (see Note 28 of the Notes to our consolidated financial statements).
(3)	Financial results represent (+) financial income, (-) financial costs, (+/-) foreign currency exchange differences, and net gains/losses from indexed assets and liabilities.
(4)	Capital stock represents issued capital.

Exchange Rates

Fluctuations in the exchange rate between the U.S. dollar and the Chilean peso will affect the U.S. dollar equivalent of the price in Chilean pesos of our shares of common stock on the Chilean Stock Exchanges. Also, to the extent that part of our transactions is denominated in foreign currencies, fluctuations in the foreign currency exchange rate may significantly impact our earnings.

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

The U.S. dollar Exchange Rate, which is reported by the Central Bank of Chile and published daily on its web page, is the weighted-average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Exchange Rate within the desired range.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2025, one determines the percentage change between the reciprocal of Ch$996.46, the value of one U.S. dollar as of December 31, 2024, or 0.0010036, and the reciprocal of Ch$907.13, the value of one U.S. dollar as of December 31, 2025, or 0.0011024. In this example, the percentage change between the two dates is 9.8%, representing the 2025 year-end appreciation of the Chilean peso against the 2024 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2021 through December 31, 2025, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
Year ended December 31,	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
2025	907.13	9.8
2024	996.46	(12.0)
2023	877.12	(2.4)
2022	855.86	(1.3)
2021	844.69	(15.8)

Source: Central Bank of Chile.

(1)	Calculated based on the variation of the reciprocals of the period-end exchange rates.

A.      Operating Results

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and the selected financial data included above. Our audited consolidated financial statements as of December 31, 2025, and 2024, and for each year in the three-year period ended December 31, 2025, have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

Through our subsidiaries, we own and operate electricity generation and distribution companies in Chile. Our revenues, income, and cash flow are derived primarily from the operations of our subsidiaries and associates in Chile.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) actions adopted by governmental authorities in response to extraordinary events during the pandemic, and (v) changes in economic conditions may materially affect our financial results. We transact a significant portion of our business in U.S. dollars, while another part of our transactions is in Chilean pesos, which means that financial conditions are affected by variations in the exchange rate between the U.S. dollar and the Chilean peso. We have certain critical accounting policies that affect our consolidated operating results. For the years covered by this Report, the impact of these factors on us is discussed below.

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

On March 14, 2023, Resolution No. 86 was published, and on August 9, 2023, Exempt Resolution No. 334 was published, which was amended by Exempt Resolution No. 379 of August 8, 2024, establishing, among other matters, certain provisions, procedures, deadlines, and conditions for the proper implementation of Law No. 21,472.

On April 30, 2024, Law No. 21,667 was published, which, among other things, establishes the following:

•	It allows generation companies not to accumulate more debt, since the tariffs for customers subject to price regulation will gradually take on the real costs of energy and power prices.
•	Generation companies will recover the balances generated by the Tariff Stabilization Law and Law No. 21,472, the PEC and MPC stabilization mechanisms, respectively.
•	The MPC fund limit is increased to US$5,500 million, of which the additional US$3,700 million will have a 30% government guarantee. These balances must be paid no later than by December 31, 2035.

•	The most vulnerable customers will be protected through the creation of an electricity subsidy.

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

The effects of the Tariff Stabilization Law as of December 31, 2025, and 2024 are described in Note 9a.1 of the Notes to our consolidated financial statements.

Effective January 1, 2025, Enel Chile changed its functional and presentation currency from Chilean pesos to U.S. dollars because the U.S. dollar became the currency that significantly influences the economic environment in which the Company operates.

The change to the functional currency was primarily driven by the fact that, effective January 1, 2025, Enel Generación Chile, a subsidiary of Enel Chile, also changed its functional currency from Chilean pesos to U.S. dollars. This change reflects a shift in the subsidiary’s main source of revenue, comes predominantly from agreements with unregulated customers. These unregulated customer agreements, due to their billing and collection cycles, give rise to significantly less exchange rate risk compared to agreements with regulated customers, whose extended collection periods result in greater exchange rate fluctuation exposure. The group of regulated customer agreements represented the Company's main source of revenue in 2024.

Accordingly, given the relevance of the Generation segment within the Group, the Company’s principal source of revenue—dividends from its subsidiaries—will be determined on a U.S.-dollar basis, consistent with the Company’s functional and presentation currency. For further information, see Note 3 of the Notes to our consolidated financial statements.

a.	Generation Segment

A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions in Chile. Our net installed capacity as of December 31, 2025, 2024, and 2023 was 8,904 MW, 8,869 MW, and 8,478 MW, respectively, of which 41.2, 41.3%, and 41.4% were hydroelectric, respectively. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 10,339 GWh, 13,688 GWh, and 12,208 GWh in 2025, 2024, and 2023, respectively. Our hydroelectric generation decreased in 2025 compared to 2024, mainly related to worse hydrological conditions.

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

Spot prices primarily depend on hydrological conditions and commodity prices and, to a lesser extent, on NCRE availability. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions usually increase spot prices. Spot market prices affect our results because we must purchase electricity in the spot market when our contracted energy sales are higher than our generation. We sell electricity in the spot market when we have electricity surpluses.

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

For the year ended December 31, 2025, electricity sales were 14,534 GWh, representing a 1.9% decrease compared to 2024. For the year ended December 31, 2024, electricity sales were 14,810 GWh, representing a 3.2% increase compared to 2023.

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

In the past, we focused on reducing physical losses, especially those due to illegally tapped energy. Our physical losses have generally been around 5.9% for the 2023-2025 period, a level close to our concession’s distribution technical loss threshold. Reducing losses below this level requires additional investments to reduce illegal tapping that would not be expected to have an economically attractive return. Currently, we are working instead on improving our efficiency, primarily through new technologies to automate our networks, as well as on increasing our quality of service to enhance the effectiveness of our facilities, profitability of our business, and our capacity to satisfy our growing number of customers and their increasing demands.

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

On December 21, 2019, the Chilean Ministry of Energy issued Law No. 21,194 (the “Distribution Short Law”) that reduces distribution companies’ rate of return and improves the electricity distribution tariff setting process. The Distribution Short Law eliminates the prior methodology that involved weighing the results of the VAD study performed by the CNE (two-

thirds) and the VAD study performed by distribution companies (one-third) and replaces it by using only the CNE’s VAD study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a 6% real annual after-tax discount rate to be applied in the following tariff-setting process that began on November 4, 2020. The after-tax economic rate of return of distribution companies may not be more than 2 percentage points higher or 3 percentage points lower than the rate determined by the CNE.

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

As a result of the application of these laws as of December 31, 2025, our current and non-current accounts receivable decreased compared to the previous year. Please see Note 9 of the Notes to our consolidated financial statements for further information.

c.	Economic Conditions

Macroeconomic conditions, such as economic growth or recessions, changes in employment levels, and inflation or deflation, may significantly affect our operating results. We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our functional and presentation currency for financial reporting purposes, while another portion of our transactions is in Chilean pesos because most of our operations occur in Chile. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our operating results, as well as our assets and liabilities, depending on the amounts denominated in Chilean peso. For additional information, see “Item 3. Key Information — C. Risk Factors — Fluctuations in the Chilean economy, economic interventionist measures by governmental authorities, political and financial events, or other crises in Chile and other countries may affect our results of operations, financial condition, liquidity, and the value of our securities.”

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2025		2024		2023
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	950.43	907.13	943.74	996.46	839.91	877.12

Source: Central Bank of Chile

2.	Analysis of Results of Operations for the Years Ended December 31, 2025 and 2024

Consolidated revenues and other operating income

The following table sets forth our revenues and other operating income by reportable segment for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025	2024(1)	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	3,283	2,950	333	11.3
Distribution and networks segment
Enel Distribución Chile and subsidiary	1,784	1,739	45	2.6
Non-electricity business and consolidation adjustments	(404)	(464)	60	(12.9)
Total revenues and other operating income	4,663	4,225	438	10.4
(1)

Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.

Generation Segment: Revenues and other operating income

Revenues and other operating income from our Generation segment increased US$333 million, or 11.3%, in 2025 compared to 2024, driven by:

(i)	a US$215 million increase in energy sales, mainly due to:

a)

the impact in 2024 of the recognition at the end of 2024 of a US$657 million loss from the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk; and

b)	US$125 million in lower losses from exchange rate hedging revenue.

These effects were partially offset by:

c)

a US$373 million decrease due to lower physical volumes sales (-3,998 GWh), driven by lower physical sales to regulated customers (-3,279 GWh), lower spot market physical sales (-590 GWh), and lower physical sales to unregulated customers (-129 GWh); and

d)	a US$198 million decrease from a lower average sales price.

(ii)	a US$68 million increase in other sales, mainly from higher gas sales in 2025;

(iii)	a US$46 million increase in other operating income, mainly due to:

a)	a US$50 million increase in revenue from insurance claims; and

b)	US$6 million in higher income from the collection of a bank guarantee associated with a supplier contract termination agreement.

These effects were partially offset by:

c)	US$12 million in lower additional revenue related to the improved commercial terms in transactions with energy and fuel suppliers recognized in 2024.

Distribution and Networks Segment: Revenues and other operating income

Revenues and other operating income from our Distribution and Networks segment increased US$45 million, or 2.6%, in 2025 compared to 2024, primarily driven by:

(i)	an US$18 million increase in other operating income, mainly due to:

a)	US$15 million in higher insurance claims recoveries; and

b)	US$4 million in higher income from recovery of unrecorded consumption.

(ii)	a US$16 million increase in energy sales, primarily due to:

a)a US$28 million increase from recalculations of energy tariffs from previous years;

This was partially offset by:

b)	a US$ 12 million negative foreign currency translation effect resulting from the devaluation of the Chilean peso against the U.S. dollar during the period between 2024 and 2025.

(iii)	a US$13 million increase in revenue from other services, driven by higher revenue from customer power connection works and public lighting projects.

These increases were partially offset by:

(iv)	a US$2 million decrease in revenue from other services, such as antenna leasing, network connections, and connections relocations.

Total Raw materials and consumables used

The following table sets forth our total raw materials and consumables used for the years ended December 31, 2025 and 2024 by segment.

	Years ended December 31,
	2025	2024(1)	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	1,736	1,956	(220)	(11.2)
Distribution and networks segment
Enel Distribución Chile and subsidiary	1,474	1,555	(81)	(5.2)
Non-electricity business and consolidation adjustments	(430)	(432)	2	(0.5)
Total raw materials and consumables used	2,780	3,079	(299)	(9.7)
(1)

Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.

Generation Segment: Raw materials and consumables used

Raw materials and consumables used in our generation segment decreased US$220 million, or 11.2%, in 2025 compared to 2024, mainly due to:

(i)	US$149 million in lower energy purchase costs, driven by lower physical purchase volumes (-942 GWh);
(ii)	US$79 million in lower transportation costs, primarily due to:
a)	a US$39 million decrease in regasification and gas transportation costs; and

b)	US$34 million in lower toll expenses.

(iii)	US$14 million in lower other variable procurement and services costs, primarily due to:
a)	US$9 million of lower thermal emissions tax expense; and

b)	US$6 million in lower cost of commodity hedging derivatives; net of a US$2 million increase in cost of sales in gas trading.

These decreases were partially offset by:

(iv)  US$22 million of higher fuel consumption costs due to:

a)	a US$35 million increase due to higher gas consumption.

This was partially offset by:

b)	US$11 million in lower commodity hedging costs; and

c)	US$2 million in lower oil consumption.

Distribution and Networks Segment: Raw materials and consumables used

Raw materials and consumables used in our distribution and networks segment decreased by US$81 million, or 5.2% in 2025 compared to 2024, mainly due to:

(i)	a US$45 million decrease in energy purchases mainly due to:

a)	US$35 million in lower physical purchase volumes of energy (-147 GWh); and
b)	a US$10 million favorable foreign currency translation effect resulting from the devaluation of the Chilean peso against the U.S. dollar during the period between 2024 and 2025.
(ii)	a US$26 million decrease in other procurement and services explained by:
a)	a US$28 million decrease in fines imposed by the SEF; and

b)	US$1 million in lower outage and service restoration costs.

These decreases were partially offset by:

c)	US$3 million in higher value-added services costs.

(iii)	a US$10 million decrease in transmission expenses due to lower transmission tolls.

Total Employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses, and other expenses.

Our employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses, and other expenses are comprised of salaries and other compensation expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expenses for the years ended December 31, 2025 and 2024, by segment:

	Years ended December 31,
	2025	2024(1)	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	591	516	75	14.5
Distribution and networks segment
Enel Distribución Chile and subsidiary	228	198	30	15.2
Non-electricity business and consolidation adjustments	53	37	16	43.2
Total employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expenses, by nature	872	751	121	16.1
(1)

Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.

Consolidated employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expense increased US$121 million, or 16.1%, in 2025 compared to 2024, mainly due to:

(i)	a US$74 million increase in depreciation and amortization, primarily related to the commissioning of new renewable energy plants;
(ii)

a US$19 million increase in impairment losses on accounts receivable, mainly in the Distribution and Networks segment, driven by a higher-than-expected credit loss allowance related to residential customers;

(iii)	a US$10 million increase in other expenses by nature in the Generation segment, including:
a)	US$3 million in higher maintenance and repair services;

b)	US$2 million in higher technical and administration services; and

c)	US$2 million in higher outsourced services.

(iv)	a US$9 million increase in other expenses by nature in the Distribution and Networks segment, primarily due to:
a)	US$5 million in higher expenses related to the winter plan; and

b)	US$3 million in higher operation and maintenance costs.

(v)	a US$7 million increase in personnel expenses in the Generation segment, mainly due to:

a)	a US$5 million non-recurring expense for incentives associated with early retirement plans; and

b)	US$2 million in higher employee collective bargaining agreement bonuses.

These effects were partially offset by:

(vi)	an US$8 million decrease in personnel expenses in the Distribution and Networks segment, mainly due to:
a)	US$6 million in lower expense for the payment of the employee collective bargaining agreement bonuses; and
b)	US$5 million in higher capitalization of personnel costs for investment projects.

These effects were offset by:

c)	US$4 million in non-recurring expense for incentives granted to employees participating in early retirement plans.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025	2024(1)	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	956	479	477	99.6
Distribution and networks segment
Enel Distribución Chile and subsidiary	81	(13)	94	n.a.
Non-electricity business and consolidation adjustments	(26)	(71)	45	(63.4)
Total consolidated operating income	1,011	395	616	155.9
Operating margin(2)	21.7%	9.3%	—	—
(1)

Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.

(2)

Operating margin, a measure of efficiency, represents operating income as a percentage of revenues and other operating income. However, caution must be applied in making comparisons among periods, which may have experienced non-recurring gains or losses.

Our operating income in 2025 increased US$616 million, or 155.9%, compared to 2024 due to the following:

Generation Segment: Operating Income

Operating income totaled US$956 million for the year ended December 31, 2025, an increase of US$477 million, or 99.6%, compared to 2024, primarily due to an increase in revenues driven by (i) the discontinuation of hedges accounting for certain cash flow hedges that had been used to hedge the foreign-exchange risk on U.S. dollar-linked revenues at our subsidiary Enel Generación Chile that impacted 2024; (ii) higher gas sales in 2025; and (iii) higher insurance recoveries and lower raw materials and consumables used compared to 2024, mainly due to (i) lower energy purchase costs, driven by lower physical purchase volumes; and (ii) lower transportation costs.

Distribution and Networks Segment: Operating Income

Operating income totaled US$81 million for the year ended December 31, 2025, an increase of US$94 million compared to 2024, primarily due to (i) higher insurance recoveries and (ii) higher energy sales explained by an increase in retroactive adjustments related to prior year sales contracts, partially offset by lower physical energy volumes sales and an unfavorable foreign currency translation effect resulting from the devaluation of the U.S. dollar against the Chilean peso and lower raw materials and consumables used compared to 2024, mainly due to lower energy purchase costs and other lower other procurement and services costs driven by a reduction in fines imposed by the SEF.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025	2024(1)	Change	Change

	(in millions of US$)			(in %)
Financial results
Financial income	72	83	(11)	(13.3)
Financial costs	(330)	(247)	(83)	33.6
Gain from indexed assets and liabilities	13	22	(9)	(40.9)
Foreign currency exchange differences	8	(23)	31	(134.8)
Total financial results	(237)	(165)	(72)	43.6
Other results
Share of the profit of associates and joint ventures accounted for using the equity method	15	9	6	66.7
Other gains	6	—	6	n.a.
Total other results	21	9	12	133.3
Total consolidated financial and other results	(216)	(156)	(60)	38.5

(1)

Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.

Financial Results

Consolidated financial results was a loss of US$237 million, an increase of US$72 million for the year ended December 31, 2025, as compared to the loss of US$165 million in 2024, primarily attributable to:

(i)	an US$11 million decrease in financial income, mainly due to:
a)	US$14 million in lower interest on accounts receivable from electric distribution companies, as a result of delays in issuing the corresponding tariff decrees;

b)	US$10 million in lower income from temporary investments in fixed-income instruments;

c)	US$2 million in lower interest income related to the application of the Tariff Stabilization Law; and

d)	US$1 million in lower financial income from customer agreements.

These effects were partially offset by a US$19 million increase from a methodological adjustment by the CNE, related to the financial update procedure for accounts receivable pending billing from previous years. See Note

34, Footnote (3) regarding financial income from the methodological change of the CNE of the Notes to our consolidated financial statements.

(ii)	an increase of US$83 million in financial costs, mainly due to:
a)	US$83 million in lower capitalized interest, primarily in the generation segment, due to the “Los Cóndores” power plant entering into service in the first quarter of 2025; and

b)

US$61 million in higher financial costs, due to the methodological adjustment by the CNE, related to the financial restatement of accounts receivable pending invoicing from prior years. See Note 34, Footnote (3) regarding financial cost from the methodological change of the CNE of the Notes to our consolidated financial statements.

These effects were partially offset by:

c)	US$36 million in lower financial costs with related parties, driven by lower outstanding indebtedness with Enel Finance International (“EFI”);

d)	US$16 million in lower financial costs from supplier payment schedule optimization agreements; and

e)	US$11 million in lower financial costs related to losses from the sale of accounts receivable from finance leases in the first quarter of 2024 related to electric mobility projects.

(iii)	a US$9 million decrease from gains from indexed assets and liabilities, mainly due to:
a)	US$13 million in lower income from the indexation of trade receivables.

This was partially offset by:

b)	US$5 million in higher gains from the indexation of tax assets.

(iv)	a US$31 million increase in gains from foreign currency exchange rate differences, mainly due to:
a)	US$52 million in higher positive exchange rate differences on trade accounts receivable and accounts receivable from related parties; and

b)	US$144 million in lower foreign exchange losses on net financial debt and derivative instruments.

These effects were partially offset by:

c)	US$165 million in higher foreign exchange losses on trade accounts payable and accounts payable to related parties.

These effects primarily reflect the change in functional and presentation currency of Enel Chile and Enel Generación Chile.

Other Results

Gain on disposal of assets increased by US$12 million in 2025, compared to 2024, primarily due to:

(i)	US$5 million in higher proceeds from sales of other property, plant and equipment; and
(ii)	US$4 million in higher profit-sharing distributions from our associate GNL Chile S.A.

Consolidated Income Tax Expenses

The effective tax rate was 26.4% in 2025, compared to 15.4% in 2024.

Consolidated income tax expense totaled US$210 million in 2025, an increase of US$173 million compared to 2024, mainly due to:

(i)	a US$150 million increase in income tax expense attributable to higher profit in 2025; and

(ii)

a US$23 million increase in tax expense resulting from the elimination of the tax price-level restatement at Enel Chile, Enel Generación Chile, and Empresa Eléctrica Pehuenche following the change in the functional and presentation currency to U.S. dollars from Chilean pesos, which was accounted for prospectively as of January 1, 2025.

For further details, please refer to Note 19 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses, and net income for the years ended December 31, 2025 and 2024:

	Years ended December 31,
	2025	2024(1)	Change	Change

	(in millions of US$)			(in %)
Operating income	1,011	395	616	155.9
Financial and other results	(216)	(156)	(60)	38.5
Net income before taxes	795	239	556	232.6
Income tax (expenses)	(210)	(37)	(173)	467.6
Consolidated net income	585	202	383	189.6
Net income attributable to the Parent Company	538	153	385	251.6
Net income attributable to non-controlling interests	47	49	(2)	(4.1)

(1)	Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.
(2)	Net income attributable to our parent company increased US$385 million in 2025 compared to 2024, mainly due to the recognition of certain accounting cash flow hedges, which were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile, that were booked in 2024 and discontinued in 2025. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk.

Net income attributable to our parent company increased US$385 million in 2025 compared to 2024, mainly due to the effect caused to the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk.

3.    Analysis of Results of Operations for the Years Ended December 31, 2024 and 2023

Effective January 1, 2025, our functional and presentation currency is the U.S. dollar, which was accounted for prospectively as of that date. The comparative figures for years and periods prior to January 1, 2025, presented in our Annual Report on Form 20-F previously filed with the SEC on April 30, 2024, were translated for our consolidated statements of comprehensive income using the average exchange rate for each period.

Consolidated revenues and other operating income

The following table sets forth our revenues and other operating income by reportable segment for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024(1)	2023	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	2,950	3,901	(951)	(24.4)
Distribution and networks segment
Enel Distribución Chile and subsidiary	1,739	1,800	(61)	(3.4)
Non-electricity business and consolidation adjustments	(464)	(485)	21	(4.3)
Total revenues and other operating income	4,225	5,216	(991)	(19.0)

Generation Segment: Revenues and other operating income

Revenues and other operating income from our generation segment decreased US$951 million, or 24.4%, in 2024 compared to 2023, due to:

(i)

a US$428 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency;

(ii)	a US$254 million decrease in other sales, mainly due to lower gas sales in 2024;

(iii)	a US$232 million decrease in energy sales, mainly due to:

a)

a US$657 million losses from the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk; and

b)	US$41 million in lower commodity hedging revenue.

These effects were partially offset by:

c)	a US$278 million increase in physical sales (+3,127 GWh), due to higher regulated customer sales (+2,047 GWh), spot market sales (+604 GWh), and unregulated customer sales (+476 GWh); and

d)	US$188 million in a higher average sales price due to a positive exchange rate effect during the 2024 period.

(iv)	a US$37 million decrease in other operating revenues, mainly due to:

a)	US$29 million in lower additional revenue related to the improvement of commercial terms of transactions with energy and fuel suppliers in 2023; and

b)	US$21 million in lower revenue from commodity hedges.

These effects were partially offset by:

c)	a US$9 million increase in revenue from insurance claims.

Distribution and Networks Segment: Revenues and other operating income

Revenues and other operating income from our Distribution and Networks segment decreased US$61 million, or 3.4%, in 2024 compared to 2023, primarily due to:

(i)

a US$197 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate  for each period, due to the change in functional and presentation currency;

(ii)	a US$7 million decrease in revenue from other services, due to lower revenue from the construction of customer power connections and public lighting.

These decreases were partially offset by:

(iii)	an increase of US$143 million in energy sales mainly due to:

a)	US$109 million in a higher average sales price due to a positive exchange rate effect during the 2024 period; and

b)	US$54 million increase in physical energy sales (+454GWh), primarily in the commercial and industrial customer segments.

These effects were partially offset by:

c)

an increase in provisions related to collective voluntary process agreements with the National Consumer Service (“SERNAC” in its Spanish acronym) for US$18 million, related to the weather events that occurred in May and August 2024.

Total Raw materials and consumables used

The following table sets forth our total raw materials and consumables used for the years ended December 31, 2024 and 2023 by segment.

	Years ended December 31,
	2024(1)	2023	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	1,956	2,474	(518)	(20.9)
Distribution and networks segment
Enel Distribución Chile and subsidiary	1,555	1,573	(18)	(1.1)
Non-electricity business and consolidation adjustments	(432)	(480)	48	(10.0)
Total raw materials and consumables used	3,079	3,567	(488)	(13.7)

Generation Segment: Raw materials and consumables used

Raw materials and consumables used in our Generation segment decreased US$518 million, or 20.9%, in 2024 compared to 2023, mainly due to:

(i)	a US$272 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency;

(ii)	a US$214 million decrease in fuel consumption costs, mainly due to:
a)	a US$123 million decrease in gas consumption costs due to lower thermal electricity generation and a lower average purchase price;

b)	a US$79 million decrease in commodity hedging costs due to improved hydrological production during 2024; and

c)	a US$12 million decrease in fuel-oil consumption costs primarily due to lower thermal electricity generation.

(iii)	a US$92 million decrease in other variable procurement and services costs, primarily due to:
a)	a US$71 million decrease in gas commercialization cost of sales;

b)	a US$28 million decrease in commodity hedging costs; and

c)	a US$5 million decrease in rental cost associated with the leasing of temporary fixtures.

These effects were partially offset by:

d)	US$12 million of higher thermal emission tax expense.

These decreases were partially offset by:

(iv)

a US$30 million increase in transportation costs primarily due to US$48 million of higher regasification and gas transportation costs, partially offset by a decrease of US$17 million due to reduction in tolls; and

(v)	a US$30 million increase in energy purchases mainly due to higher physical energy purchases (+2,611 GWh: +2,356 GWh from other power generators and +255 GWh on the spot market).

Distribution and Networks Segment: Raw materials and consumables used

Raw materials and consumables used in our Distribution and Networks segment decreased by US$18 million, or 1.1% in 2024 compared to 2023, mainly due to:

(i)

a US$170 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency.

This decrease was partially offset by:

(ii)

a US$125 million increase in energy purchases mainly due to US$90 million in a higher average purchase price when expressed in U.S. dollars and a US$35 million increase in physical energy purchases (+514 GWh); and

(iii)	a US$27 million increase in other procurement and services explained by:
a)	a US$31 million increase in fines imposed by the SEF, including the US$20 million (280,000 UTM) fine related to the extraordinary, devastating, and unpredictable storm on August 1 and 2, 2024.

This increase was partially offset by:

b)	US$3 million in lower costs related to disconnecting and reconnecting customers’ power supply; and

c)	US$1 million in lower costs of value-added services.

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

The following table sets forth our employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expense for the years ended December 31, 2024 and 2023, by segment:

	Years ended December 31,
	2024(1)	2023	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	516	494	22	4.5
Distribution and networks segment
Enel Distribución Chile and subsidiary	198	189	9	4.8
Non-electricity business and consolidation adjustments	37	52	(15)	(28.8)
Total employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expenses, by nature	751	735	16	2.2

Consolidated employee benefits expenses and other work capitalized, depreciation, amortization and impairment losses and other expense increased US$16 million, or 2.2%, in 2024 compared to 2023, mainly due to:

(i)

a US$38 million increase in depreciation and amortization expense in the generation segment primarily due to US$50 million of higher expenses in EGP Chile primarily related to the commissioning of new solar generation units and the increase in the exchange rate, partially compensated by US$18 million in lower expenses resulting from the sale of Arcadia in October 2023;

(ii)

a US$29 million increase in impairment loss of property, plant and equipment primarily mainly explained by US$36 million higher expenses in the generation segment due to the impairment of the Las Salinas power plant expansion project recognized at year-end 2024. This was partly offset by US$7 million in lower property, plant and equipment impairment loss related to the gas-fired unit of Tarapacá power plant booked in 2023;

(iii)	a US$26 million increase in other expenses mainly explained by;
a)	a US$14 million increase in maintenance and repair costs related to the weather events during May and August of 2024;

b)	an US$8 million increase in maintenance and repair services due to the commissioning of new solar and wind projects; and

c)	a US$7 million increase in insurance premiums.

(iv)	an US$8 million increase in accounts receivable impairment losses in the distribution and networks segment due to the lower credit rating of residential customers;
(v)

a US$4 million increase in depreciation and amortization expense in the distribution and networks segment primarily due to the commissioning of projects that were previously in the development stage; and

(vi)	a US$3 million increase in depreciation of right-of-use assets related to the lease of the Group’s new corporate building.

All of the above were partially offset by:

(vii)

an US$81 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency;

(viii)	an US$11 million decrease in personnel expenses mainly due to:
a)	a US$4 million decrease in expenses related to the Group’s digitalization strategy;

b)	a US$2 million decrease in vacation provisions; and

c)	a US$2 million increase in capitalization of personnel expenses related to investment projects.

These effects were partially offset by:

d)	a US$1 million increase in employee collective bargaining agreement bonuses and other employee benefits.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024(1)	2023	Change	Change

	(in millions of US$)			(in %)
Generation segment
Enel Generación Chile, EGP Chile, and subsidiaries	479	934	(455)	(48.7)
Distribution and networks segment
Enel Distribución Chile and subsidiary	(13)	37	(50)	(135.1)
Non-electricity business and consolidation adjustments	(71)	(57)	(14)	24.6
Total consolidated operating income	395	914	(519)	(56.8)
Operating margin(1)	9.3%	17.5%	—	—
(1)

Operating margin, a measure of efficiency, represents operating income as a percentage of revenues and other operating income. However, caution must be applied in making comparisons among periods, which may have experienced non-recurring gains or losses.

Our operating income in 2024 decreased compared to 2023 due to the following:

Generation Segment: Operating Income

Operating income totaled US$479 million for the year ended December 31, 2024, a decrease of US$455 million, or 48.7%, compared to 2023, primarily due to:

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

The raw materials and consumables used totaled US$1,956 million as of December 31, 2024, a decrease of US$518 million, or 20.9%, compared to 2023, mainly due to lower gas consumption costs and commodity price hedging costs.

Distribution and Networks Segment: Operating Income

Operating income was a loss of US$13 million for the year ended December 31, 2024, a decrease of US$60 million, or 48.7%, compared to 2023, primarily due to:

(i) a decrease in revenues and other operating income driven by (a) a decrease due to the conversion of the variations in the 2024 results compared to 2023 due to the change in the functional and presentation currency, (b) lower revenue from the construction of power connections and public lighting and (c) greater provisions related to  collective voluntary process agreements with SERNAC related to the weather events that occurred in May and August 2024; and

(ii) lower raw materials and consumables used compared to 2023, mainly due to a decrease due to the conversion of the variations in the 2024 results compared to 2023 due to the change in the functional and presentation currency.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024(1)	2023	Change	Change

	(in millions of US$)			(in %)
Financial results
Financial income	83	160	(77)	(48.1)
Financial costs	(247)	(294)	47	(16.0)
Gain from indexed assets and liabilities	22	30	(8)	(26.7)
Foreign currency exchange differences	(23)	(1)	(22)	n.a.
Total financial results	(165)	(105)	(60)	57.1
Other results
Share of the profit of associates and joint ventures accounted for using the equity method	9	7	2	28.6
Other gains	—	264	(264)	n.a.
Total other results	9	271	(262)	(96.7)
Total consolidated financial and other results	(156)	166	(322)	(194.0)

Financial Results

Consolidated financial results was a loss, which increased by US$60 million for the year ended December 31, 2024, as compared to 2023, primarily attributable to:

(i)	a decrease of US$77 million in financial income, mainly due to:
a)

US$46 million in lower interest income from accounts receivable with distribution companies, related to billings that have been accumulating since July 2022 due to the postponement of the issuance of the corresponding tariff decrees;

b)

a US$16 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency; and

c)	US$15 million in lower income on short-term fixed income investments.

(ii)	a decrease of US$47 million in financial costs, mainly due to:
a)

a US$32 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency;

b)

a US$27 million decrease in interest expenses mainly related to losses from the sale of accounts receivable in 2023, specifically related to the Company’s financial leasing contracts related to electromobility projects;

c)	US$11 million in lower interest income, mainly related to the implementation of the Tariff Stabilization Law for US$8 million; and

d)	a US$5 million decrease in financial expenses resulting from amendments to the supplier payment schedule.

These effects were partially offset by:

e)	US$18 million in higher interest expenses on bonds and bank loans; and

f)	US$10 million in higher financial expenses with related parties resulting from a higher amount of debt owed to EFI.

(iii)	a decrease of US$8 million from indexed assets and liabilities, mainly due to:
a)	US$14 million in lower income from the indexation of recoverable taxes and other non-financial assets;

b)	US$8 million in lower income from the indexation of trade accounts receivable; and

c)

a US$4 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency.

These effects were partially offset by:

d)	a US$15 million increase in positive effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of Enel Generación Chile located in Argentina; and

e)	a US$3 million increase in income due to trade accounts payable indexation.

(iv)	an increase of US$22 million in loss from foreign currency exchange rate differences, mainly due to:
a)	US$182 million in higher negative exchange rate differences on related party trade accounts payable related to loans obtained from EFI;

b)	US$167 million in higher negative exchange rate differences on financial debt and derivative instruments;

c)

US$161 million in higher negative exchange rate differences on trade accounts payable, including a negative effect of US$99 million related to the tariff stabilization mechanisms established by the Tariff Stabilization Law, Law No. 21,472, and Law No. 21,667 that dollarized accumulated billings to regulated customers; and

d)

a US$2 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency.

These effects were partially offset by:

e)	US$306 million in higher positive exchange rate differences on trade accounts receivable from related parties, primarily accounts receivable from EGP Chile;

f)

US$145 million in higher positive exchange rate differences on trade accounts receivable related to the tariff stabilization mechanisms established by the Tariff Stabilization Law, Law No. 21,472, and Law No. 21,667;

g)	US$25 million in higher positive exchange rate differences on other financial assets; and

h)	US$14 million in higher positive exchange rate differences on cash and cash equivalents.

Other Results

Gain on disposal of assets decreased US$264 million in 2024, compared to 2023, mainly due to the US$228 million gain on the of sale the Company’s 99.99% share ownership in Arcadia on October 24, 2023, offset by a US$29 million decrease due to the conversion of this sale, at the average exchange rate for each period, due to the change in functional and presentation currency. The sale price for this transaction was US$553 million. This was compared to 2024 in which there were no significant gains.

Consolidated Income Tax Expenses

The effective tax rate was an income tax expense of 15.4% in 2024, compared to 25.0% in 2023.

Consolidated income tax expense totaled US$37 million in 2024, a decrease of US$233 million compared to 2023, mainly due to:

(i)	a US$136 million decrease in income tax expense due to the Company’s lower profit in 2024;
(ii)	a US$65 million decrease in income tax expense due to the sale of Arcadia in October 2023; and
(iii)

a US$37 million decrease due to the conversion of the variations in the 2024 results compared to 2023, at the average exchange rate for each period, due to the change in functional and presentation currency.

These effects were partially offset by:

(iv)	a US$5 million increase in income tax expense related to price level restatement.

For further details, please refer to Note 19 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses, and net income for the years ended December 31, 2024 and 2023:

	Years ended December 31,
	2024(1)	2023	Change	Change

	(in millions of US$)			(in %)
Operating income	395	914	(519)	(56.8)
Financial and other results	(156)	166	(322)	(194.0)
Net income before taxes	239	1,080	(841)	(77.9)
Income tax (expenses)	(37)	(270)	233	(86.3)
Consolidated net income	202	810	(608)	(75.1)
Net income attributable to the Parent Company	153	754	(601)	(79.7)
Net income attributable to non-controlling interests	49	56	(7)	(12.5)

Net income attributable to our Parent Company decreased US$601 million in 2024 compared to 2023, mainly due to the effect caused to the discontinuation of certain accounting cash flow hedges that were entered into to reduce the exchange rate risk of revenues directly linked to the U.S. dollar from our subsidiary Enel Generación Chile. The discontinuation of these hedges occurred because Enel Generación Chile changed its functional currency to the U.S. dollar effective as of January 1, 2025, thereby eliminating the exchange rate risk.

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

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2025, 2024, and 2023:

	Year ended December 31,
	2025	2024(1)	2023(1)

	(in millions of US$)
Net cash flows provided by operating activities	1,320	1,622	840
Net cash flows used in investing activities	(488)	(738)	(103)
Net cash flows used in financing activities	(771)	(1,095)	(1,112)
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	61	(211)	(375)
Effect of exchange rate changes on cash and cash equivalents	16	(46)	(6)
Cash and cash equivalents at the beginning of the period	385	642	1,023
Cash and cash equivalents at the end of the period	462	385	642

(1)

Effective January 1, 2025, our functional currency is the U.S. dollar, which is accounted for prospectively from that date. We also changed the presentation currency to U.S. dollars in 2025. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. See Note 3 of the Notes to our consolidated financial statements.

Net cash flows provided by operating activities were US$1,320 million for the year ended December 31, 2025, a decrease of US$302 million, or 18.6%, compared with the same period in 2024. The decrease was driven by:

(i)

US$148 million lower collections from sales of goods and services, principally in our Generation segment due to lower physical sales volumes (-3,998 GWh—including sales to regulated customers -3,279 GWh, spot market sales -590 GWh, and sales to unregulated customers -129 GWh) and a lower average sales price;

(ii)	US$66 million in higher income tax payments;

(iii)	US$55 million in higher payments to suppliers, primarily in our Generation segment due to higher fuel consumption costs, primarily from higher gas consumption;

(iv)	US$27 million in higher other payments for operating activities;

(v)	US$12 million in lower collections from leasing and subsequent sale of those assets;

(vi)	US$7 million in lower other collections for operating activities; and

(vii)	US$4 million in other cash outflows.

These effects are partially offset by:

(viii) US$10 million in lower payments to employees; and

(ix) US$7 million in lower payments for manufacturing or acquiring assets held for lease to others and subsequent sales.

For the year ended December 31, 2024, net cash flows provided by operating activities were inflows amounting to US$1,622 million, representing an increase of 93.1%, or US$782 million, compared to the same period in 2023. The increase was in part the result of:

(i)

US$636 million from increased cash collections from the sale of goods and services principally from (a) our Generation segment due to higher energy sales of 2,047 GWh mainly in the spot market and to regulated customers; and (b) our Distribution and Networks segment due to higher physical energy sales of 454 GWh mainly in the industrial and residential customer segments;

(ii)

US$136 million from decreased payments to suppliers mainly from our generation segment due to lower thermal electricity generation and a lower average purchase price. This was partially offset by an increase of 2,611 GWh in physical energy purchases; and

(iii)	US$10 million from decreased income tax payments in 2024, mainly due to:

a)	a US$280 million increase in Enel Chile’s income tax payments in 2023 due to the gain from the sale of Enel Transmisión Chile in December 2022; and

b)	a US$51 million decrease in income tax payments due to the Company’s lower profit in 2024.

These effects are partially offset by:

c)	a US$119 million decrease from foreign currency exchange rate differences, due to the change in functional and presentation currency;

d)	a US$90 million increase in Enel Generación Chile’s income tax payments;

e)	a US$74 million increase in Enel Chile’s income tax payments due to the gain from the sale of Arcadia in 2023; and

f)	a US$38 million increase in 2023 due to Enel Generación’s Chile income tax refund.

For further information regarding our operating results in 2025, 2024, and 2023, please see “— A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2025, and 2024” and “— 3. Analysis of Results of Operations for the Years Ended December 31, 2024, and 2023.”

Net cash flows used in investing activities were US$488 million for the year ended December 31, 2025, a decrease of US$250 million, or 33.9%, compared with the same period in 2024, primarily due to:

(i)	US$263 million in lower cash outflows for the purchase of property, plant and equipment;

(ii)	US$4 million in lower purchases of intangible assets;

(iii)	US$2 million in higher proceeds from the sale of property, plant and equipment; and

(iv)	US$2 million in lower payments to acquire equity or debt instruments of other entities.

These effects were partially offset by:

(v) US$10 million in lower interest received;

(vi)	US$9 million in lower proceeds from futures, forward, options, and swap contracts; and

(vii)	US$4 million in lower other investing cash inflows.

For the year ended December 31, 2024, net cash flows used in investing activities were outflows amounting to US$738 million, representing an increase of 616.5% or US$635 million, compared to the same period in 2023, mainly due to:

(i)	an increase of US$725 million in cash flows from the purchase of property, plant and equipment due to additional plants and equipment mainly for the Generation segment;

(ii)	a US$104 million decrease from foreign currency exchange rate differences, due to the change in functional and presentation currency; and

(iii)

an increase of US$41 million in cash flows from the purchase of intangibles assets due to an increase in intangible assets under development, primarily in the Generation segment, and greater investment in software.

These investing activities net cash flow outflows were partially offset by:

(iv)	a US$22 million increase in interest received; and

(v)	US$4 million in higher cash received from future, forward, options, and swap contracts corresponding to financial derivatives.

For the year ended December 31, 2025, net cash flows used in financing activities were US$771 million, a decrease of US$324 million, or 29.6%, compared to US$1,095 million in 2024.

The aggregate cash payments associated with financing activities in 2025 were primarily due to:

(i)	US$351 million in dividend payments, of which US$198 million was paid to Enel, our controlling shareholder, and US$154 million to third parties;

(ii)	US$190 million in loan principal payments by Enel Chile;

(iii)	US$174 million in interest payments (US$134 million paid by Enel Chile and US$40 million paid by Enel Generación Chile);

(iv)	aggregate outflows from financing activities in 2025 of US$161 million primarily from loan payments by Enel Chile to EFI;

(v)	US$47 million in bond principal payments by Enel Generación Chile; and

(vi)	US$37 million in leasing liability payments and other cash outflows.

These financing activities were partially offset by:

(vii)	aggregate inflows from financing activities from short-term loans in 2025 of US$190 million.

For the year ended December 31, 2024, net cash flows used in financing activities were US$1,095 million, a decrease of US$17 million, or 1.53%, compared to US$1,112 million in 2023.

The aggregate cash payments associated with financing activities in 2024 were primarily due to:

(i)	US$454 million in bond principal payments by Enel Generación Chile;

(ii)	US$366 million in dividend payments, of which US$215 million was paid to Enel, our controlling shareholder, and US$151 million to third parties;

(iii)	US$347 million in loan principal payments by Enel Chile;

(iv)

aggregate outflows from financing activities in 2024 of US$147 million: inflows primarily from loans received from EFI, a related company, of US$1,157 million; and outflows primarily from loan payments by Enel Chile to EFI for US$1,304 million;

(v)	US$218 million of interest payments (US$2 million paid by EGP Chile; US$51 million paid by Enel Generación Chile; and US$164 million paid by Enel Chile); and

(vi)	US$39 million in leasing liability payments and other cash outflows.

These financing activities were partially offset by:

(vii)	aggregate inflows from financing activities from short-term loans in 2024 of US$475 million.

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

Contractual Obligations

The table below sets forth our cash payment of contractual obligations as of December 31, 2025:

	Payments Due by Period
Contractual Obligation	Total	2026	2027-2028	2029-2030	After 2030

	In millions of US$
Purchase obligations(1)	20,012	9,491	6,252	3,543	726
Yankee bonds	1,317	—	1,206	—	111
Interest expense	1,193	177	247	132	638
Accounts payable to related parties(2)	1,022	161	161	400	300
Bank debt	930	192	114	120	504
Lease obligations	410	42	37	31	300
Local bonds	189	49	100	40	—
Pension and post-retirement obligations(3)	67	7	14	14	32
Total contractual obligations	25,140	10,119	8,131	4,280	2,611
(1)

Includes Generation and Distribution business purchase obligations, comprised mainly of electricity purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of US$20,012 million, 50% corresponds primarily to fuel supply, maintenance of medium- and low-voltage lines, cable and utility poles, and electricity purchased for generation, and 48% corresponds to electricity purchased for distribution. The remaining 2% corresponds to miscellaneous services, such as LNG regasification and fuel transportation.

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

The following table lists the Yankee Bonds issued by us and our subsidiaries and the aggregate principal amount that are outstanding as of December 31, 2025:

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

We also have access to the Chilean domestic capital markets. In March 2018, we registered a 30-year local bond program with the CMF for UF 15 million (US$657 million as of December 31, 2025). As of December 31, 2025, and as of the date of this Report, there have been no issuances of bonds under this program.

Our subsidiary, Enel Generación Chile, has issued debt instruments that have been primarily sold to Chilean pension funds, life insurance companies, and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enel Generación Chile that are outstanding on December 31, 2025:

			Coupon (inflation		Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)		Issued	Outstanding
					(in millions of UF)	(in millions of UF)	(in millions of US$)
Enel Generación Chile Series M	21 years	December 2029	4.75%		10.00	3.64	159.3
Enel Generación Chile Series H	25 years	October 2028	6.20%		4.00	0.67	29.4
Total			4.98%	(1)	14.00	4.31	188.7
(1)	Weighted-average coupon by outstanding amount.

For a complete description of local bonds issued by Enel Generación Chile, see “Unsecured liabilities detailed by currency and maturity” in Note 20.2 of the Notes to our consolidated financial statements.

We may also participate in the international and local commercial bank markets through syndicated or bilateral senior unsecured loans, including fixed-term and revolving credit facilities. The following table lists our U.S. dollar syndicated and bilateral revolving loans, which are governed by the laws of the State of New York and Chile, and the amounts outstanding as of December 31, 2025.

Borrower	Type	Lender	Maturity(1)	Facility Amount	Amount Drawn
				(in millions of US$)	(in millions of US$)
Enel Chile	Bilateral Revolving Loan	EFI	September 2030	290	—
Enel Chile	Bilateral Revolving Loan	Corporación Andina de Fomento (CAF)	December 2027	200	—
Enel Chile	Syndicated Revolving Loan	DNB Bank ASA & Citibank N.A.	March 2027	150	—
Enel Chile	Bilateral Revolving Loan	EFI	March 2027	50	—
Total				690	—
(1)	Refers to the facility’s maturity.

The disbursement of the revolving loans is not subject to the compliance of conditions precedent regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually). This kind of contract with committed credit lines allows us complete flexibility for a drawdown under any circumstances, including situations involving an MAE.

Additionally, we and our subsidiaries have also entered into uncommitted Chilean bank facilities for approximately US$118.5 million in the aggregate, none of which was drawn as of December 31, 2025. Unlike the committed lines described above, which are not subject to an MAE condition precedent to disbursements, these facilities are subject to a risk of not being disbursed because they are subject to an MAE condition precedent to disbursements. Our liquidity could be limited under such circumstances.

As for our term loans, the detail of each transaction and the outstanding principal amount as of December 31, 2025, is described in the following table:

Borrower	Type	Lender	Issuance Date	Maturity	Outstanding principal
					(in millions of US$)
Enel Chile	Term Loan	EFI	March 2020	March 2030	400
Enel Chile	Term Loan	EFI	December 2015	December 2027	322
Enel Chile	SDG-linked Term Loan	EFI	April 2021	April 2031	300
Enel Chile	SDG-linked Term Loan	Citibank N.A. - London Branch	May 2024	December 2037	286
Enel Chile	SDG-linked Term Loan	European Investment Bank	December 2022	December 2037	244
Enel Chile	SDG-linked Term Loan	Scotiabank Chile	December 2021	December 2026	150
Enel Chile	SDG-linked Term Loan	European Investment Bank	December 2023	December 2038	101
Enel Chile	SDG-linked Term Loan	European Investment Bank	July 2023	July 2038	99
Enel Chile	SDG-linked Term Loan	European Investment Bank	October 2022	October 2037	50
Total					1,952

For a complete description of our credit lines and term loans, see Note 10.1.d) and Note 20.1 of the Notes to our consolidated financial statements.

As is customary for certain credit and capital market debt facilities, some of our financial indebtedness is subject to covenants. The main covenants governing the loans granted to us are bankruptcy, insolvency, cross default clauses, limitations on liens, change of control, restrictions on the sale of assets and corporate reorganizations, adverse court judgments, and governmental actions, among others. As of December 31, 2025, Enel Chile, on a stand-alone basis, had debt obligations that included covenants or events of default but were not subject to financial ratios. In addition, two of Enel Generación Chile’s loan agreements include the obligation to comply with certain financial ratios. These agreements include affirmative and negative covenants and restrictions in the event of default, which all require monitoring to ensure their compliance. For more information about financial restrictions please see Note 36.4 of the Notes to our consolidated financial statements.

The payment of dividends and distributions by our subsidiaries and affiliates represents an essential source of funds and liquidity and is potentially subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual conditions. We are currently in compliance with the legal restrictions, and therefore, they do not affect the payment of dividends or distributions to us as of the date of this Report. Certain credit facilities and investment agreements of our subsidiaries may restrict dividends or distributions in certain exceptional circumstances. For instance, one of Enel Generación Chile’s UF-denominated Chilean bonds limits intercompany loans that Enel Generación Chile and its subsidiaries can lend to related parties. The threshold for such aggregate restrictions of intercompany loans is currently US$500 million. For a description of liquidity risks resulting from our company’s status, see “Item 3. Key Information — D. Risk Factors— We depend on distributions from our subsidiaries to meet our payment obligations.”

Our estimated capital expenditures for 2026 through 2028 are expected to amount to US$1.8 billion related to renewables and digitalization to increase efficiency. Approximately 50% of the capital expenditures will be allocated to renewable energy to add 600 MW of installed capacity, mainly in battery storage, wind, and solar. Thermal investments will aim to maintain plant availability and improve efficiency. Additionally, US$400 million will be invested in our grids to improve quality, resilience, and operational effectiveness.

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

C.      Research and Development, Patents and Licenses, etc.

None.

D.      Trend Information.

Generation Segment

Enel Generación Chile expects that the percentage of revenue from contracts with unregulated customers will exceed revenue from contracts with regulated customers from 2025 onwards. This trend is expected to continue for at least the next 10 years. This forecast is supported by two material facts, firstly: some contracts expired in December 2024. These contracts were with regulated customers at prices that are significantly higher than the current ones. Secondly, new contracts with unregulated customers commenced in 2025, some of which include prices in U.S. dollars. As a result of these changes, the Company’s management is focusing on the unregulated market and is using the U.S. dollar as the Company’s functional and presentation currency effective as of January 1, 2025.

Supply Contracts

During 2025, Enel Generación Chile executed medium- and long-term supply contracts with unregulated customers for approximately 3 TWh, structurally complementing the Company’s very favorable contract curve obtained in prior years.

In addition, the trend in the Chilean electricity market characterized by a high volume of smaller customers who have the option to migrate to the regulated market but chose to remain as unregulated customers, in accordance with the rights granted under the electricity regulations has continued. This context was very favorably leveraged by Enel Chile through its subsidiary, Enel Generación Chile, which entered into supply contracts directly with a large number of smaller unregulated customers, reaching a total of 0.9 TWh, with average maturities of approximately four years.

During 2025, Enel Generación Chile submitted bids in two supply tenders to address a short-term supply deficit for regulated customers: CNE Tender 2025/01 (4 years and 3.4 TWh per year) and CNE Tender 2025/02 (1 year and 1.5 TWh per year). Enel Generación Chile was awarded 100% of the energy in both tenders at an average price of US$64.5 per MWh for 2027-2030 (tender 2025/01) and US$98.7 per MWh for 2026 (tender 2025/02).

Hydrology

2025 was preceded by wet hydrological conditions in 2023 and part of 2024, allowing the Laja and Maule reservoirs to recover water levels. This enabled the Company to begin 2025 with higher levels of stored water, partially offsetting the drier hydrological conditions that occurred during 2025.

During 2024, Pacific Ocean temperatures declined, shifting from El Niño conditions at the beginning of 2024 to La Niña conditions at the beginning of 2025, which remained throughout the year, fluctuating between neutral and La Niña conditions. In Chile, La Niña is associated with a decrease in precipitation, which largely explains the very dry hydrological condition observed in 2025.

Fuel Prices

During 2025, the prices of several fuels declined compared to 2024, resulting in lower supply costs for the SEN. In the case of coal, according to statistics published by the electricity authority, the average annual price decreased by approximately 10%, from US$128 per ton in 2024 to US$115 per ton in 2025. With respect to natural gas, although the international Henry Hub index reference increased on average by 56% (from USD 2.3 to USD 3.6 per MMBtu), imports of Argentine natural gas were carried out at lower prices, leading to reductions of more than 10% in the variable operating costs of thermal power plants. Finally, the price of Brent crude oil, which has a lower share in generation within the SEN, declined by 14.3%, from US$80.6 per barrel to US$69.1 per barrel. Taken together, these developments, along with increased renewable generation, helped Enel Chile to contain the rise in marginal costs compared to 2024.

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

VAD Reassessment

During 2025, the SEF requested information, through various official communications, to validate the VAD costs and prepare a recalculation during the first quarter of 2026. The Ministry of Energy’s Decree 5T will establish tariff formulas applicable to supplies subject to regulated prices, provided by distribution concession companies, for the period 2020-2024. This recalculation will have an impact on all customers of Enel Distribución Chile and will be applied once instructed by the Ministry of Energy.

Commercial Operations

During 2025, debt collection and regularization management continued to be marked by the challenges arising from tariff increases related to VAD and PEC. In terms of allocation of collection actions, more than 39 million actions were assigned during 2025, recovering a total of US$890 million, an increase of 9% compared to 2024. The collection strategy included intensifying actions by customer, actions by customer segment and debt age, highlighting disconnection notices and the offering of payment agreements. With respect to service disconnections, 572,000 disconnection actions were carried out, recovering US$78 million, an increase of 18.8% compared to 2024.

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

Our current Board was elected at the OSM held on April 28, 2025, for a three-year term that ends in April 2028. As of December 31, 2025, the members of our Board were as follows.

Directors	Position	Age(1)	Current Position Held Since
Marcelo Castillo Agurto	Chairman	60	2024
Gina Ocqueteau Tacchini	Director	63	2025
María Teresa Vial Álamos	Director	52	2024
Pablo Cruz Olivos	Director	58	2024
Rodolfo Avogadro Di Vigliano	Director	58	2025
Salvatore Bernabei	Director	52	2016
Valentina de Cesare	Director	41	2025
(1)	As of the date of this Report.

Set forth below are brief biographical descriptions of the members of our Board as of December 31, 2025.

Marcelo Castillo Agurto: Mr. Castillo is currently the director of institutional affairs & international governance for the Enel Group, Rest of the World area, which covers 26 countries in the Americas, Africa, Asia, and Oceania. Mr. Castillo has more than 15 years of experience teaching energy regulation and management at several colleges and business schools. In his 34 years with the Enel Group, he has held various positions, including duties in Africa, Asia, Italy, Latin America, the Middle East, Spain, and the United States. He joined the Enel Group’s commercial division in 1990, eventually becoming deputy director of Endesa Chile. He went on to work for Endesa Chile as deputy director of energy management, deputy commercial director, and head of analysis. In 2002, he served as deputy business director in the Endesa S.A.-Morgan Stanley joint venture for the European power and gas trading market and commerce, and he also became director and vice president of regulation for Latin America, a position he held for more than 11 years. In 2013, he assumed the role of head of international regulatory and antitrust affairs at Enel Grids, and a year later, he became head of business development, a post he held until October 2023. Mr. Castillo holds a degree in civil, industrial, and electrical engineering from Pontifícia Universidad Católica de Chile, and an MBA from Universidad de Navarra in Madrid, Spain.

Gina Ocqueteau Tacchini: Ms. Ocqueteau is currently the Chair of the board of directors of SQM, in addition to serving on various boards and advisory councils of business organizations, foundations, and entities linked to Chile’s productive development, innovation, and international projection. She is a Chilean executive with more than 30 years of experience in leadership, strategic management, and corporate governance, with a distinguished career in regulated companies, trade associations, foundations, and impact-driven ventures. Her expertise has primarily focused on risk management, occupational health and safety, sustainability, organizational culture, and human resource development, bringing a comprehensive, long-term perspective to strategic decision-making. For more than three decades, she developed her career at the Chilean Safety Association (ACHS), where she held various senior management positions, including General Manager, leading organizational transformation processes in complex and highly demanding operational environments. She has been recognized on several occasions as one of Chile’s “100 Leading Women,” a reflection of her sustained contribution to business, institutional, and social development. Ms. Ocqueteau holds a nursing degree from Universidad de Chile. She has also carried out postgraduate studies and executive programs in administration, marketing, productivity and corporate governance in Chile and other countries.

María Teresa Vial Álamos: Ms. Vial is the head of the Santiago Chamber of Commerce and director of Artikos S.p.A. She is also a member of the Directors’ Network for Climate Action at Chapter Zero Chile. She holds a law degree and a certificate in negotiation from Pontificia Universidad Católica de Chile. She also holds a master’s degree in business law and a certificate in construction from Universidad de Los Andes.

Pablo Cruz Olivos: Mr. Cruz currently serves as a director of numerous private companies and non-profit foundations. During his tenure at ExxonMobil, Mr. Cruz held executive, managerial, commercial, and operational roles in various countries throughout Latin America and the United States. He served as an executive and director at Empresas Relsa for more than 11 years, and subsequently at Arval Relsa. He has served as a consultant and advisor to companies in the energy sector in Latin America for the development of new businesses and asset acquisitions. Mr. Cruz holds a degree in civil engineering from Pontificia Universidad Católica de Chile and has certificate from the Executive Management Program (PADE) at Universidad de Los Andes.

Rodolfo Avogadro Di Vigliano: Mr. Avogadro is currently head of Legal and Corporate Affairs, Rest of World Area for the Enel Group. Previously, he held key positions such as head of M&A and Group Significant Litigation of the Enel Group. He has also led the legal departments of Enel X and Enel Green Power in various regions, providing guidance in project development, daily operations, and extraordinary transactions in Europe, North Africa, the Middle East, and Latin America. He also served as chairman of the board of Enel Distribución Chile and as a member of the board of directors of international companies such as Slovenské Elektárne AS. Mr. Avogadro is a lawyer with dual qualifications, authorized to practice in Italy and England and Wales, and has more than 25 years of private practice and in-house experience. He has gained significant international exposure, having studied and worked for more than ten years in New York, London, and Madrid. Mr. Avogadro holds a law degree from the University of Milan and an LLM from New York University.

Salvatore Bernabei: Mr. Bernabei has served as the head of Enel Green Power and thermal generation since 2020. Since October 2020, Mr. Bernabei has served as president of the Res4Africa Foundation (Renewable Energy Solutions and Electrification for Africa). He joined the Enel Group in 1999 as logistics manager for Enel Distribuzione. He later served as supply chain manager for geothermal energy projects and a project manager for wind energy projects in Italy. He served in a variety of capacities at Enel Green Power, including manager for safety and environment in Iberia and Europe and engineering and construction manager for Iberia and Latin America. Additionally, during his tenure in Iberia, he served as director of renewables operations and maintenance. In 2013, he assumed the position of country manager for Chile and the Andean countries at Enel Green Power. Subsequently, he was appointed head of renewable energies for Latin America. He served as the global procurement director at the Enel Group from 2017 to 2020. Mr. Bernabei holds a degree in industrial engineering from Università degli Studi di Roma “Tor Vergata,” and an MBA from Politecnico di Milan.

Valentina de Cesare: Ms. de Cesare is currently the head of  Project, Planning, Control, and Risk Management in the Engineering and Construction area of Enel Green Power. Ms. de Cesare began her career at Enel in 2010 as a civil specialist in the nuclear technical area and later served as a project engineer at the Mochovce Nuclear Power Plant. During her career with the Enel Group, she has held various positions in the generation division at Enel Green Power, such as project engineer and civil specialist in the hydroelectric power plant design unit; responsible for improvement projects and the preparation of reports in the area of Health, Safety, Environment and Quality; and subsequently, leader of the interdisciplinary program “Next Gen,” focused on the energy transition of the Group. From 2020 to 2025, she served as executive assistant to the CEO of the Enel Group. Since May 2025, she has served on the board of directors of Nuclitalia, a company dedicated to the study of next-generation nuclear technologies for Italy. She holds a degree in civil engineering and a master’s degree in structural engineering from the University of Rome “La Sapienza.”

Executive Officers

Set forth below are our executive officers as of December 31, 2025:

Executive Officers	Position	Age(1)	Year Joined Enel or Affiliate	Current Position Held Since
Gianluca Palumbo	Chief Executive Officer	54	1996	2025
Simone Conticelli	Chief Financial Officer	53	2006	2024
Gaetano Manzulli(2)	People & Organization Officer	41	2010	2025
Juan Diaz Valenzuela	Internal Audit Officer	39	2010	2022
Pedro Urzúa Frei	External Relations & Sustainability Officer	55	2012	2024
(1)	As of the date of this Report.
(2)	On February 1, 2026, Leonel Sanchez assumed the role of People & Organization Officer, replacing Gaetano Manzulli.

Set forth below are brief biographical descriptions of our executive officers as of December 31, 2025.

Gianluca Palumbo: Mr. Palumbo has served as Enel Chile’s CEO since July 2025. He has more than 28 years of experience dedicated to transforming the global electricity industry. He joined the Enel Group in 1996 and has held several positions, including head of distribution operations in Italy, global manager of Grid Development, Planning, and Control, and CEO of EDESUR in Argentina. Mr. Palumbo holds a degree in electrical engineering from the University of Naples Federico II.

Simone Conticelli: Mr. Conticelli has served as Enel Chile’s chief financial officer since October 2024. He joined the Enel Group in 2006, where he worked in Administration, Finance, and Control (“AFC”) as head of planning and control for Global Digital Solutions and the “Divisione Mercato Italia,” as well as in human resources as the Group’s head of organizational development. Before joining the Enel Group, he worked in the AFC for Fincantieri, a shipbuilding Company, and Value Partners, a strategic consulting firm. In 2019, he was the head of planning and industrial control for Global Power Generation Chile area, and subsequently CFO of Enel Generación Chile. In 2023, he was appointed CFO of Slovenske Elektrarne. He . Mr Conticelli holds a degree in nuclear physics from Università degli Studi di Roma “Tor Vergata,” and an MBA from LUISS Business School.

Gaetano Manzulli: Mr. Manzulli has served as the manager of People and Organization at Enel Chile since January 1, 2025. He joined the Enel Group in 2010 in Italy. He has been responsible for major projects for the Enel Group and has had a variety of work experiences in Italy and Latin America. He assumed the role of manger of People and Organization for Colombia, Panama, Guatemala, and Costa Rica in February 2024. He holds a master’s degree in electrical engineering from Politecnico di Bari.

Juan Díaz Valenzuela: Mr. Díaz has been internal audit and compliance manager for Enel Chile and its subsidiaries since February 2022. He joined the Enel Group in 2010. He has held various responsibilities in Internal Audit in Latin America across the different business lines of the Enel Group. Between 2019 and 2022, he served as audit and compliance manager for Enel Peru and its subsidiaries, where he successfully implemented the Anti-Bribery Management Systems and compliance with the local crime prevention model. He holds a degree in information and management control engineering from Universidad de Chile, as well as specializations in electricity markets and project management from Universidad del Desarrollo and Universidad de Chile.

Pedro Urzúa Frei: Mr. Urzúa has served as manager of external relations and sustainability at Enel Chile, which includes Institutional Relations, Communications, and Sustainability areas, since April 1, 2024. He served as chief of staff for the Ministries of Planning and Cooperation and Mining. From 2006 to 2012, he worked for the National Oil Company (ENAP), initially serving as communications director at ENAP Sipetrol and subsequently as corporate affairs director. In 2012, he became the director of the Fundación Acción RSE. In November 2012, he joined the Enel Group as institutional relations manager for Chile and the Andes at Enel Green Power, and later as institutional relations manager at Enel Chile. He is currently the director of the San Ignacio de Huinay Foundation, the Chilean Chapter of the World Energy Council (WEC), and the Chilean-Argentine Chamber of Commerce. Mr. Urzúa holds a degree in journalism from Universidad de Artes y Ciencias de la Comunicación (UNIACC).

B.	Compensation.

At the OSM held on April 28, 2025, our shareholders approved our Board’s compensation policy for 2025. Director compensation consists of a monthly fixed compensation of UF 216 per month and an additional fee of UF 79.2 per meeting, up to a maximum of 16 sessions in total, including ordinary and extraordinary meetings, within the respective fiscal year. The chairman of the board is entitled to double the compensation of other directors.

Our Directors’ Committee members are paid a monthly fixed compensation of UF 72 per month and an additional fee of UF 26.4 per meeting, up to a maximum of 16 sessions in total, including ordinary and extraordinary meetings.

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

In 2025, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings, was as follows:

Director	Fixed Compensation	Ordinary and Extraordinary Session	Directors’ Committee (Fixed Compensation)	Ordinary and Extraordinary Session (Directors’ Committee)	Total

	(in millions of US$)
Marcelo Castillo Agurto(1)	—	—	—	—	—
Gina Ocqueteau Tacchini	73	29	24	10	136
María Teresa Vial Álamos	107	39	36	13	195
Pablo Cruz Olivos	107	39	36	13	195
Rodolfo Avogadro Di Vigliano(1)	—	—	—	—	—
Salvatore Bernabei(1)	—	—	—	—	—
Valentina de Cesare(1)	—	—	—	—	—
Isabella Alessio(1)(2)	—	—	—	—	—
Pablo Cabrera Gaete(2)	35	9	12	3	59
Total	322	116	108	39	585
(1)	Chairman Castillo and directors Alessio, Avogadro, Bernabei, and de Cesare waived their compensation as directors of Enel Chile due to their positions as employees of Enel or other companies affiliated with Enel.
(2)	Held position until April 28, 2025.

We do not disclose any information about an individual executive officer’s compensation. Executive officers are eligible for variable compensation under short-term and long-term bonus plans.

Executive officers are eligible for variable compensation under an annual cash bonus plan. The annual bonus plan is paid to our executive officers for achieving company-wide objectives and for their contribution to our results and goals. The annual bonus plan provides a range of cash bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries.

Enel Chile has an ongoing long-term incentive (LTI) plan designed to reward executive officers and other eligible employees with cash bonus payments for the achievement of certain financial and strategic goals focusing on the creation of long-term shareholder value, as determined by the Company from year to year, for three-year performance periods. The performance goals determined in any given year may not apply uniformly to each executive officer and eligible employee. The Company may determine a differentiated set of goals for each participant depending on role, responsibilities, and strategic priorities.

The financial and strategic goals for the performance period for fiscal years 2025 to 2027 include relative total shareholder return, return on average capital employed, percentage of women managers and middle managers, earnings per share, system average interruption duration (SAIDI) of the Distribution business and Scope 1 CO2eq emissions intensity of the Generation business.

The LTI plan’s long-term bonus opportunity is based on a percentage of each participant’s base salary. The LTI plan awards vest at the conclusion of each three-year performance period, subject to achievement of threshold levels of performance and the participant’s continued employment, and will be cash-settled in subsequent years. For the 2025-2027 performance period, the long-term bonus, if earned, will be paid in two installments in 2028 and 2029, unless the participant elects a single payment in 2029.

For the year ended December 31, 2025, the aggregate gross compensation, paid and accrued, for all our executive officers, attributable to the fiscal year 2025, was US$1.5 million in fixed compensation, and US$429,000 in short-term and long-term variable compensation and benefits, including payments made under the annual bonus and LTI plan.

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

We did not pay severance indemnity to our executive officers in 2025. There are no other amounts set aside or accrued to provide for pension, retirement, or similar benefits for our executive officers.

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

C.      Board Practices.

Members of the Board do not have service contracts with us or with any of our subsidiaries that provide them with benefits upon the termination of their service. Our current Board was elected at the OSM held on April 28, 2025, for a three-year term. For information about the directors in office as of December 31, 2025, and the year they began their service on the Board, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

Directors’ Committee (Audit Committee)

Set forth below are our members of the Directors’ Committee as of December 31, 2025:

Committee Member	Position in Committee
María Teresa Vial Álamos	Chair
Gina Ocqueteau Tacchini	Member
Pablo Cruz Olivos	Member

Our Directors’ Committee performs the following functions:

●	reviews of financial statements and the reports of the external auditors before their submission for shareholders’ approval;

●	presents proposals to the Board, who then undertake their recommendations to shareholder meetings, for the selection of external auditors and private rating agencies;
●	reviews information related to our transactions with related parties and reports the opinion of the Directors’ Committee to the Board;
●	proposes to the Board a general policy on conflicts of interest, as well as reviews the related-party transaction policy;
●	examines the compensation framework and plans for managers, executive officers, and employees;
●	prepares an Annual Management Report, including recommendations for shareholders;
●	provides information to the Board about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;
●	oversees the work of external auditors;
●	reviews and approves the annual auditing plan by the external auditors;
●	evaluates the qualifications, independence, and quality of the auditing services;
●	elaborates policies regarding the employment of former members of the external auditing firm;
●	reviews and discusses problems or disagreements between management and external auditors regarding the auditing process;
●	establishes procedures for receiving and dealing with complaints regarding accounting, internal controls, and auditing matters; and
●	carries out other functions mandated to the Committee by the bylaws, our Board, or our shareholders.

D. Employees.

The following table sets forth the total number of our personnel (permanent and temporary employees) in Enel Chile and our subsidiaries as of December 31, 2025, 2024, and 2023.

Company	2025	2024	2023
Enel Distribución Chile(1)	538	553	588
Enel Generación Chile	526	559	573
Enel Chile(2)	408	436	474
EGP Chile	229	290	347
Enel X Chile	81	97	94
Enel X Way Chile	8	15	—
Pehuenche	2	2	1
Total Personnel(3)	1,792	1,952	2,077
(1)	Includes Enel Colina S.A.
(2)	Includes Enel Mobility Chile
(3)	The total number of temporary employees was not significant.

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

The following table sets forth the collective bargaining agreements with our personnel as of December 31, 2025.

In Force
Company	Union	From	To
EGP Chile	Workers, Engineers, and Professional Staff (SIPEF)	December 2024	December 2027
EGP Chile	EGP Workers, Engineers, and Professional Staff	October 2023	September 2026
EGP Chile	Professional/Technical Staff	January 2024	December 2026
Enel Chile	Professional Staff	July 2025	July 2028
Enel Chile	Administrative Staff	January 2026	December 2028
Enel Chile	Professional IT Staff	January 2026	December 2028
Enel Colina	Professional Staff	January 2024	December 2026
Enel Distribución Chile	Professional Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Distribución Chile	Professional/Technical Staff	January 2024	December 2026
Enel Generación Chile	Professional/Technical Staff	July 2025	June 2028
Enel Generación Chile	Workers, Engineers, and Professional Staff (SIPEF)	July 2023	June 2026
Enel Generación Chile	Workers, Engineers, and Professional Staff (SINTEF)	July 2023	June 2026
Enel Generación Chile	Engineers and Professional Staff (SIEP)	January 2024	December 2026
Enel Generación Chile	Professional/Technical Staff (GAT)	January 2024	December 2026
Enel X Chile	Professional Staff	January 2024	December 2026
Enel X Way	Professional Staff	January 2024	December 2026

The following table sets forth the percentage of our personnel who were unionized (permanent and temporary employees) at Enel Chile and our subsidiaries as of December 31, 2025, 2024, and 2023.

Company	2025	2024	2023

	(in %)
EGP Chile(1)	73	84	79
Enel Chile(2)	70	75	73
Enel Distribución Chile(1)	91	93	94
Enel Generación Chile(1)	72	77	75
Enel X Chile	81	85	81
Total	77	81	81
(1)	Includes subsidiary(ies).
(2)	Includes Enel Mobility Chile

E.	Share Ownership.

None of the directors or officers described in Item 6.A beneficially owns any of our shares or holds stock options as of March 31, 2026.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

As of the date of this Report, we have not been required to prepare an accounting restatement for the fiscal years ended December 31, 2025, or 2024 that required recovery of erroneously awarded compensation pursuant to our incentive-based compensation policy.

Item 7.      Major Shareholders and Related-Party Transactions

A.	Major Shareholders.

We have only one class of capital stock, and Enel, our controlling shareholder, has the same voting rights as our other shareholders. As of December 31, 2025, 5,788 shareholders of record held 69,166,557,219 shares of our outstanding common stock. Enel owned 44,334,165,151 common shares and 11,457,799 ADSs, equivalent to 572,889,950 shares, aggregating a 64.93% ownership interest in us. There were four record holders of our ADSs, as of such date.

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

As of December 31, 2025, Chilean private pension funds (“AFPs”) owned 9.9% of our shares in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 20.4% of our shares. ADS holders owned 4.0% of our shares, and 5,672 minority shareholders held the remaining 0.8% of our shares.

The following table sets forth information concerning ownership of the common stock as of April 1, 2026, for the only stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel S.p.A. (Italy)	44,907,055,101	64.93%

Enel, an Italian company and our controlling shareholder that beneficially owned 64.93% of our shares as of December 31, 2025, is a multinational power company and a leading integrated player in the global power and renewables markets. It is one of the largest European utility companies with operations in 27 countries worldwide and a consolidated installed capacity of 92.8 GW, including BESS. Enel distributes electricity through a network of 1.9 million kilometers to 54 million customers. It is one of the world’s largest network operators and has one of the most extensive customer bases. Enel’s shares are listed on Euronext Milan organized and managed by Borsa Italiana S.p.A.

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

The law described above, which also applies to our subsidiaries, provides for some exceptions. In some instances, the board’s approval would suffice for related-party transactions, under certain transaction thresholds when the transactions are conducted with another entity in which we hold 95% or more of their capital, or when such transactions are conducted in compliance with the related-party policies defined by the company’s board. In 2024, CMF General Rule 501 came into effect, which provides for the inclusion of minimum information in Habituality Policies and sets specific requirements for transactions to be included in such policies, as well as requires semi-annual reports to the public of all transactions with related parties carried out during the respective period, whether or not under an exception. At its meeting held on July 24, 2024, our Board updated our related-party transaction policy. This policy is available on our website at www.enel.cl.

If a transaction is not in compliance with Article 147, this will not affect its validity. Still, the Company or its shareholders may demand compensation for damages from the individual associated with the infringement as provided by law.

The following are related-party financial transactions conducted between January 1, 2025, and March 31, 2026:

Lender	Borrower	Issuance Date	Maturity Date	Amount (millions)	Interest Rate	Outstanding Principal(1)	Contract Type
Enel Chile	EGP Chile	Jul-25	Jul-28	US$150	6.11%	US$150	CCM-LT(2)
Enel Chile	EGP Chile	Aug-25	Aug-28	US$175	6.02%	US$175	CCM-LT(2)
Enel Chile	EGP Chile	Feb-26	Feb-29	US$175	5.91%	US$175	CCM-LT(2)
Enel Chile	EGP Chile	Mar-26	Mar-29	US$175	5.90%	US$175	CCM-LT(2)
Enel Chile	Enel Distribución Chile	Feb-25	Feb-28(3)	Ch$250,000	7.73%	Ch$0	CCM-LT(2)
Enel Chile	Enel Distribución Chile	Mar-25	Mar-28	Ch$130,000	7.22%	Ch$130,000	CCM-LT(2)
Enel Chile	Enel Distribución Chile	Jun-25	Jun-28	Ch$28,000	6.89%	Ch$28,000	CCM-LT(2)
Enel Chile	Enel Distribución Chile	Aug-25	Aug-28	Ch$250,000	5.97%	Ch$250,000	CCM-LT(2)
Enel Chile	Enel X Chile	Jun-25	Jun-28	Ch$10,000	6.89%	Ch$10,000	CCM-LT(2)
Enel Chile	Enel X Chile	Jul-25	Jul-28	Ch$10,000	6.76%	Ch$10,000	CCM-LT(2)
Enel Chile	Enel X Chile	Aug-25	Aug-28	Ch$10,000	6.25%	Ch$10,000	CCM-LT(2)
Enel Chile	Enel X Chile	Sep-25	Sep-28	Ch$10,000	6.72%	Ch$10,000	CCM-LT(2)
Enel Chile	Enel X Chile	Oct-25	Oct-28	Ch$10,000	6.67%	Ch$10,000	CCM-LT(2)
(1)	Expressed in millions as of March 31, 2026.
(2)	Long-term transaction under our centralized cash management mechanism.
(3)	Enel Distribución Chile prepaid the outstanding amount in August 2025.

Our internal procedure provides that all our subsidiaries’ cash inflows and outflows are managed through a centralized cash management mechanism. It is common practice in Chile to transfer surplus funds from one company to an affiliate that has a cash deficit. These transfers are executed through either short-term or long-term transactions. Under Chilean laws and regulations, such transactions must be conducted on an arms-length basis. All these transactions are subject to the supervision of our Directors’ Committee. As of April 1, 2026, the peso-denominated short-term transactions were priced at a variable rate equivalent to 6.12% annually when lending to subsidiaries and a variable rate equivalent to 4.48% annually when accepting deposits of cash surpluses from subsidiaries. The US$-denominated short-term transactions were priced at a variable rate equivalente to 5.97% when lending to subsidiaries and a variable rate equivalent to 4.31% when accepting deposits of cash surpluses from subsidiaries.

Under the centralized cash management mechanism, we granted short-term intercompany loans to and received cash transfers from our subsidiaries. As of March 31, 2026, the total outstanding balance of these loans and cash transfers, including interest, was US$503 million and US$721 million, respectively.

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

As of the date of this Report, the transactions above have not experienced material changes. As of December 31, 2025, there were other commercial transactions with related parties. Please see Note 10 of the Notes to our consolidated financial statements for more information regarding related-party transactions.

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

Please refer to Note 36.3 of the Notes to our consolidated financial statements for detailed information as of December 31, 2025, on the status of the pending material lawsuits filed against us.

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

For dividends accrued in the fiscal year 2025, on November 28, 2025, the Board agreed to distribute an interim dividend of US$0.000762962580788 per share of common stock on January 23, 2026, equal to 15% of consolidated net income as of September 30, 2025. At the OSM held on April 28, 2026, our shareholders approved a final dividend, after deducting the interim dividend paid in January 2026, of US$0.003123519916077 per share of common stock for the year 2025, equivalent to a payout of 50% of annual net income for the fiscal year 2025.

For dividends relating to the fiscal year 2026, our Board presented at the OSM held on April 28, 2026, the following proposed dividend policy:

•	An interim dividend, accrued in the fiscal year 2026 and amounting to 15% of consolidated net income as of September 30, 2026, to be paid in January 2027.

•	A final dividend payout of 50% of annual net income for the fiscal year 2026, to be paid in May 2027, from which the interim dividend to be paid in January 2027 will be deducted.

This dividend policy is conditional on generating net profits in each period, expectations of future profit levels, and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to our Board’s right to change the amount and timing of the dividends under prevailing circumstances at the time of the payment. Dividends on the common stock will continue to be paid in Chilean pesos in 2026 notwithstanding the change in our functional and presentation currency to the U.S. dollar.

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

Dividends

For each of the years indicated, the table below sets forth the dividends paid in each year by us in U.S. dollars per common share and U.S. dollars per ADS. For additional information, see Note 27.2 of the Notes to our consolidated financial statements.

	Dividends Distributed(1)
Year	US$ per Share		US$ per ADS(2)
2025	0.00445	(3)	0.22
2024	0.00526	(4)	0.26	(4)
2023	0.00716	(4)	0.36	(4)
(1)	This table shows dividends paid in, rather than dividends declared with respect to, the given year. These amounts do not reflect a reduction for Chilean withholding taxes, if applicable. Figures have been rounded.
(2)	One ADS = 50 shares of common stock.
(3)	Dividends on the common stock were paid in Chilean pesos notwithstanding the declaration of dividends in U.S. dollars.
(4)	The U.S. dollar per share and per ADS amounts were calculated by applying the exchange rate of December 31, 2024 and 2023, as applicable.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADS and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

B.	Significant Changes

Effective January 1, 2025, Enel Chile changed its functional and presentation currency from Chilean pesos to U.S. dollars because the U.S. dollar became the currency that most significantly influences the primary economic environment in which the Company operates. Balances as of December 31, 2024, and 2023 presented in U.S. dollars were translated using the Exchange Rate of Ch$996.46 per US$1.00 and Ch$877.12 per US$1.00, respectively. Amounts in the consolidated statements of comprehensive income and cash flows were translated using the average exchange rate for each period. See Note 3 of the Notes to our consolidated financial statements.

Item 9.      The Offer and Listing

A.	Offer and Listing Details.

Our shares of common stock are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELCHILE,” and our ADS are listed and traded on the NYSE under the trading symbol “ENIC.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on the following stock exchanges: the Bolsa de Comercio de Santiago (Santiago Stock Exchange or “SSE”) and the Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange or “ESE”). These stock exchanges operate on business days from 9:30 a.m. to 4:00 p.m., which may differ from New York City time by up to two hours, depending on the season. As of December 31, 2025, the SSE and ESE accounted for 92.9% and 7.1% of our total equity traded in Chile, respectively.

In the United States, our common stock trades on the NYSE, our primary market, in the form of ADSs. Each ADS represents 50 shares of common stock, with the ADS in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under a Deposit Agreement dated April 26, 2016, between us, Citibank N.A., acting as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder, as amended on February 14, 2018 (the “Deposit Agreement”). The Depositary treats only persons in whose names ADRs are registered in the books of the Depositary as owners of ADRs. The NYSE operates on business days from 9:30 a.m. to 4:00 p.m.

Our equity shares are part of the SPCLXIGPA and SPCLXIPSA, leading Chilean stock market indices, as well as the Dow Jones Sustainability Index, FTSE4 Good, LSEG ESG Index, and MSCI Sustainability Indices, among others.

The following table contains information regarding the number of total traded shares of common stock and the corresponding percentage traded per market during 2025:

Market	Number of Common Shares Traded	Percentage of Shares Traded
Chile(1)	19,358,691,064	69.4%
United States (One ADS = 50 shares of common stock)(2)	8,531,480,250	30.6%
Total	27,890,171,314	100.0%
(1)	Includes SSE and ESE.
(2)	Includes the NYSE and over-the-counter trading.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.      Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a summary of certain significant Chilean law provisions and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States and the Chilean Corporations Law (Law No. 18,046). Under the Chilean Corporations Law, shareholders’ legal actions to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the plaintiff’s option, before Chilean courts. Members of the board of directors, managers, officers, and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher than UF 5,000 (approximately US$219,000 or Ch$199 million as of December 31, 2025) do not have the option to bring the procedure to the courts.

The CMF regulates the Chilean securities markets under the Securities Market Law (Law No. 18,045) and the Chilean Corporations Law. These two laws state the disclosure requirements, restrictions on insider trading, and price manipulation, and protect minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges, and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options, and derivative actions.

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

Corporate Objectives and Purposes

Article 4 of our bylaws states that our corporate objectives and purposes are, among other things, to conduct the exploration, development, operation, generation, distribution, transformation, and/or sale of energy in Chile in any form, directly or through other companies, as well as to provide engineering consulting services related to these objectives and to make loans to related companies, subsidiaries, and affiliates.

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

The effect of these cumulative voting provisions is to ensure that a shareholder owning more than 12.5% of our shares can elect a board member. However, depending on the distribution of the rest of the votes at the OSM, a director may in some cases be elected with the votes of less than 12.5% of our shares. This number is derived from the reciprocal of the number of directors plus one. In our case, there are seven directors, and the reciprocal of eight is equal to 12.5%.

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

As of December 31, 2025, the Company’s subscribed and fully paid capital totaled US$3.9 billion consisting of 69,166,557,219 shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 28, 2026. An ESM may be called by the Board when deemed appropriate. An ESM or OSM, as the case may be, must be called when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. To convene an OSM or ESM, notice must be given three times in a newspaper located in our corporate domicile, at least ten days in advance of the scheduled meeting. The newspaper designated by our shareholders is El Mercurio de Santiago. The notice must also be mailed to the CMF and the Chilean Stock Exchanges.

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

Chilean law does not require a publicly held limited liability stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding proxies’ solicitation. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held limited liability stock corporation and its subsidiaries within 15 calendar days before its scheduled shareholders’ meeting. Under Chilean law, publicly held limited liability stock corporations must also inform, at least ten days in advance of the scheduled meeting and in the manner to be established by the CMF, the fact that an ESM or OSM has been summoned, indicating the date, a reference to the matters to be discussed, and how complete copies of the documents that support the issues submitted for voting can be obtained, which must also be made available to the shareholders on the company’s website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enel.cl.

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

Approval of Financial Statements

The Board is required to submit our consolidated financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board must submit new financial statements no later than 60 days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board is deemed removed from office, and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for re-election for the following period. Our shareholders have never rejected the financial statements presented by the Board.

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

Acquisition of Shares

No provision in our bylaws discriminates against any existing or prospective holder of shares due to such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of our outstanding shares of stock. The preceding restriction does not apply to the Depositary as record owner of shares represented by ADSs, but it does apply to each beneficial ADS holder. Additionally, our bylaws currently prohibit any shareholder from exercising voting power concerning more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Law provides that upon adopting any of the resolutions enumerated below at a shareholders’ meeting, dissenting shareholders acquire the right to withdraw from the company and compel the company to repurchase their shares, subject to the fulfillment of specific terms and conditions. To exercise such withdrawal rights, holders of ADSs must first withdraw the shares represented by their ADSs under the Deposit Agreement’s terms. In case of a bankruptcy proceeding, the withdrawal right from an adopted resolution is suspended until the existing debt has been paid.

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

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes, and how Chilean taxes are imposed and collected may be amended only by another law. The Chilean tax authorities also enact rulings and regulations of either general or specific application and interpret the Chilean Income Tax Law provisions. Chilean tax may not be assessed retroactively against taxpayers who act in good faith, relying on such rulings, regulations, and interpretations, but Chilean tax authorities may change their rulings, regulations, and interpretations in the future. The discussion that follows is also based, in part, on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreements will be fulfilled under its terms. In 2010, the United States and Chile signed an income tax treaty that was ratified by both countries on December 19, 2023, and came into effect on January 1, 2024.

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

Taxation of Cash Dividends and Property Distributions

Cash dividends paid concerning the shares or ADSs held by a Foreign Holder will be subject to Chilean withholding tax, which is withheld and paid by the company. The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, if the country of residence of the holder of shares or ADSs does not have a tax treaty with Chile. If there is a tax treaty between both countries (in force or signed before January 1, 2021), the Foreign Holder can apply 100% of the CIT as a credit. For 2025, the Chilean CIT applicable to us is a rate of 27%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

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

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 27% (the CIT rate for 2025 under cash basis regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

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

If the shares do not qualify for the 10% tax, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 27% Chilean CIT, the rate applicable during 2025, and a 35% Chilean withholding tax, the former being creditable against the latter.

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs. However, it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes. It does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder in respect of shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs generally will be treated as qualified dividends if either (i) the ADSs are readily tradable on an established securities market in the United States or (ii) we are eligible for benefits of a comprehensive tax treaty with the United States, which the U.S. Treasury determines is satisfactory for this purpose, which includes an exchange of information program, and, in each case, (A) we were not, in the year before the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (B) the holder thereof has satisfied certain holding period and other requirements. The ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We may also be eligible for benefits of the tax treaty between the United States and Chile (the “Chile-U.S. Tax Treaty”) and the U.S. Secretary of the Treasury has determined that the Chile-U.S. Tax Treaty is satisfactory for purposes of the qualified dividend income definition. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Further, no assurances can be provided that we are or will be eligible for the benefits under the Chile-U.S. Tax Treaty, or that the Chile-U.S. Tax Treaty will continue to satisfy the requirements of the qualified dividend income definition.

Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules under which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will comply with them. U.S. Holders should consult their own tax advisors to determine whether the favorable rate will apply to dividends they receive and whether it is subject to any special rules limiting its ability to be taxed at this favorable rate.

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

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. Pursuant to the Chile-U.S. Tax Treaty, the Chilean dividend withholding taxes and Chilean capital gains tax will be eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on such U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year and do not anticipate being a PFIC for our 2026 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior, or future taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above). U.S. Holders should consult their own tax advisors regarding the consequences to them if we were to become a PFIC and the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

F.Dividends and Paying Agents.

Not applicable.

G.Statement by Experts.

Not applicable.

H.Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign private issuer, we are not subject to the SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. Under these statutory requirements, we file or furnish reports and other information with the SEC. Reports, information statements, and other information we file with or furnish to the SEC are available electronically on the SEC’s website at www.sec.gov and on our website at www.enel.cl. Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

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

As of December 31, 2025, we held the following hedges:

●	Henry Hub natural gas: 30 TBtu for purchases to be settled and 9 TBtu for sales to be settled; and

●	Coal: 27 kTon for sales to be settled.

As of December 31, 2024, we held the following hedges:

●	Brent oil: 45 kBbl for purchases to be settled; and

●	Coal: 10.7 kTon for sales to be settled.

Depending on the operating conditions that are updated continuously, these hedging measures may be modified or included in other commodities.

Interest Rate and Foreign Currency Risk

As of December 31, 2025, the carrying values according to maturity and the corresponding fair value of our interest-bearing debt are detailed below. The amounts do not include derivatives. The rates in the table below are the result of the weighted average of the effective interest rates of each obligation, including expenses associated with financing and withholding taxes on interest payments related to financing obtained outside the country of domicile of each company.

	Expected Maturity Date
For the year ended December 31,	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value(1)

	(in millions of US$)
Fixed Rate
Ch$/UF(2)	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	181	400	1,035	37	438	779	2,869	2,897
Weighted average interest rate	3.2%	5.9%	5.1%	5.3%	3.6%	4.5%	4.7%	n.a.
Other currencies(2)	2	1	1	1	1	4	9	9
Weighted average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	n.a.
Total fixed rate	183	401	1,036	38	439	783	2,878	2,906
Weighted average interest rate	3.2%	5.9%	5.1%	5.3%	3.6%	4.5%	4.7%	n.a.

Variable Rate
Ch$/UF(2)	79	69	68	55	11	262	545	557
Weighted average interest rate	4.6%	4.8%	4.9%	4.6%	3.6%	3.4%	4.1%	n.a.
US$	174	24	24	24	24	167	436	436
Weighted average interest rate	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%	n.a.
Total variable rate	253	93	92	79	35	429	981	993
Weighted average interest rate	5.4%	5.0%	5.2%	4.9%	5.1%	4.3%	4.8%	n.a.

Total	436	494	1,128	117	474	1,212	3,859	3,899
(1)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	Calculated based on the Exchange Rate as of December 31, 2025.

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

	Expected Maturity Date
For the year ended December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(1)

	(in millions of US$)
Fixed Rate
Ch$/UF(2)	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	n.a.
US$	161	180	399	1,034	36	1,192	3,002	2,948
Weighted average interest rate	2.9%	3.2%	5.9%	5.1%	5.4%	4.3%	4.6%	n.a.
Other currencies(2)	1	1	1	1	1	3	7	7
Weighted average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	n.a.
Total fixed rate	162	181	400	1,035	37	1,195	3,009	2,955
Weighted average interest rate	3.0%	3.2%	5.9%	5.1%	5.4%	4.3%	4.6%	n.a.

Variable Rate
Ch$/UF(2)	62	56	55	57	47	207	483	501
Weighted average interest rate	4.7%	4.9%	4.9%	5.0%	4.6%	3.4%	4.2%	n.a.
US$	—	174	24	24	24	191	436	436
Weighted average interest rate	—	6.7%	6.5%	6.5%	6.5%	6.5%	6.6%	n.a.
Total variable rate	62	229	79	81	71	398	919	937
Weighted average interest rate	4.7%	6.3%	5.4%	5.4%	5.2%	4.9%	5.3%	n.a.

Total	224	411	479	1,116	108	1,593	3,929	3,892
(1)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	Calculated based on the Exchange Rate as of December 31, 2024.

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and the debt structure, we sometimes manage interest rate risk by using interest rate derivatives.

As of December 31, 2025 and 2024, 87% and 89%, respectively, of our total outstanding debt had fixed interest rates, and 13% and 11%, respectively, of our total outstanding debt was subject to variable interest rates. Because of the exposure to variable interest rate risks, we engage in derivative hedging instruments.

As of December 31, 2025, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value(1)

	(in millions of US$)
Variable to fixed rates	—	—	—	—	—	286	286	(9)
Fixed to variable rates	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	286	286	(9)
(1)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2024, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(1)

	(in millions of US$)
Variable to fixed rates	—	—	—	—	—	286	286	(3)
Fixed to variable rates	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	286	286	(3)
(1)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

Until December 31, 2024, our functional and presentation currency was the Chilean peso, which has been subject to devaluations and appreciations against the U.S. dollar. Effective January 1, 2025, our functional and presentation currency is the U.S. dollar. For information on the change to our functional and presentation currency, see Note 3 of the Notes to our consolidated financial statements.

As of December 31, 2025, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value(1)

	(in millions of US$)(2)
UF to US$	—	—	28	143	—	—	171	19
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	—	—	28	143	—	—	171	19
(1)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	Calculated based on the Exchange Rate as of December 31, 2025.

As of December 31, 2024, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest-bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(1)

	(in millions of US$)(2)
UF to US$	59	—	—	—	178	—	237	(1)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	59	—	—	—	178	—	237	(1)
(1)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	Calculated based on the Exchange Rate as of December 31, 2024.

Please refer to Note 22 of the Notes to our consolidated financial statements for further detail.

Effective January 1, 2025, our functional and presentation currency is the U.S. dollar. For further information on the change to our functional and presentation currency, see Note 3 of the Notes to our consolidated financial statements.

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

Depositary Payments for Fiscal Year 2025

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2025, the Depositary reimbursed us for expenses related primarily to investor relations activities for approximately US$1.1 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.      Controls and Procedures

(a)Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2025. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 Framework”). Based on the assessment, our management has concluded that as of December 31, 2025, our internal control over financial reporting was effective.

(c)   Attestation Report of the Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025. Their attestation report appears on page F-4 of this Report.

(d)Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      Reserved

Item 16A.      Audit Committee Financial Expert

The Directors’ Committee performs the Audit Committee’s functions.

Under Chilean law, we are not required to appoint a financial expert. As of April 28, 2026, our Board has decided that our corporate governance system, including the Directors’ Committee’s ability to consult internal and external experts, satisfies the function provided by a financial expert on the Directors’ Committee and, therefore, has decided not to appoint a financial expert, as such term is defined under Item 407 of Regulation S-K.

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

Enel Chile classifies risk monitored in its Risk Catalogue into 6 macro-categories: Financial, Strategic, Governance and Culture, Operational, Compliance, and Digital Technology, as well as 38 sub-categories.

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

NCG 30, issued by CMF as amended from time to time, establishes the structure and contents for the Company’s annual report, including corporate social responsibility practices, information related to the Board’s functions and composition; relationships between the company, shareholders, and the general public; third-party assessments; and internal control and risk management. This information is available at the public’s disposal on the Company’s website (www.enel.cl) and is sent to the stock exchanges.

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

A copy of these documents is available on our webpage at www.enel.cl, as well as upon request, free of charge, via email at: ir.enelchile@enel.com.

In the fiscal year 2024, our Board updated the Manual and the Penal Risk Prevention Model to reflect the most recent Chilean regulation applicable to the Company. No waivers from any provisions of the Code of Ethics, the ZTAC Plan, or the Manual were expressly or implicitly granted to the chief executive officer, the chief financial officer, or any other senior financial officers in the fiscal year 2025.

Item 16C.      Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm KPMG Auditores Consultores Ltda. (“KPMG”) and its respective affiliates by type of service for the periods indicated.

Services Rendered	2025	2024

	(in millions of US$)
Audit fees	1.30	1.11
Audit-related fees	0.07	0.06
Tax fees	—	—
All other fees	—	—
Total	1.37	1.17

All the fees disclosed under audit-related fees and all other fees were pre-approved as required by the Directors’ Committee pre-approval policies and procedures.

The amounts included in the table above and any related footnotes have been classified in accordance with SEC guidance.

Directors’ Committee Pre-Approval Policies and Procedures

The Directors’ Committee, which performs the functions of the Audit Committee, has a pre-approval policy regarding the contracting of our external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to us.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once the chief financial officer has examined them, are submitted to the Directors’ Committee for its final consideration.

The pre-approval policy established by the Directors’ Committee for non-audit services and audit-related fees is as follows:

●	The business unit that has requested the service and the audit firm expected to perform the service must request that the chief financial officer review the nature of the service to be provided.
●	The chief financial officer then analyzes the request and requires the selected audit firm to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such an audit firm’s independence.
●	Finally, the proposal is submitted to the Directors’ Committee for approval or denial.

The Directors’ Committee has designed, approved, and implemented the necessary procedures to fulfill the SEC requirements regarding the Audit Committee’s pre-approval of certain tax services.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the fiscal year 2025, there were no purchases of Enel Chile’s equity securities by us or any of our affiliates.

Item 16F.      Change in Registrant’s Certifying Accountant

None.

Item 16G.      Corporate Governance

The following summarizes the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the NYSE’s corporate governance rules.

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two-thirds of the Directors’ Committee be independent directors. The CMF may, by a General Norm Regulation, set forth the requirements and conditions that must be met by board members to be independent directors. Notwithstanding the above, according to Article 50 bis of the Chilean Corporations Law, a member would not be considered independent if, at any time, within the last 18 months such member (i) had any link, interest or economic, professional, credit or commercial dependency, of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder, or with the principal officers of any of them or has been a director, manager, administrator, principal officer or advisor of any of them (being the CMF authorized to set forth the criteria of what will be deemed “relevant nature and amount”); (ii) had a family relationship up to the second degree of consanguinity or affinity with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder who has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder who has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator, or principal officer of the top competitors, suppliers, or customers. In case there are not enough independent directors on the board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the Directors’ Committee members among the remaining board members who do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1.5 million (US$66 million or Ch$60 billion as of December 31, 2025) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

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

Under our bylaws, all Directors’ Committee members must satisfy the requirements of independence of the NYSE. The Directors’ Committee comprises three members of the Board. It complies with Article 50 bis of the Chilean Corporations Law and the criteria and requirements of independence prescribed by the Sarbanes-Oxley Act (“SOX”), the SEC, and the NYSE. As of the date of this Report, the Directors’ Committee complies with the Audit Committee’s conditions as required by the SOX, the SEC, and the NYSE corporate governance rules. As a result, we have a single committee, the Directors’ Committee, which includes the duties performed by an Audit Committee among its functions.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the procedures related to NCG 461 and the Manual. We have also adopted the Code of Ethics. Our bylaws include provisions that govern the creation, composition, attributions, functions, and compensation of the Directors’ Committee, including among its functions the duties performed by an Audit Committee. Please see “Item 6. Directors, Senior Management and Employees — C. Board Practices” for more information about the Directors’ Committee’s functions and duties.

Item 16H.     Mine Safety Disclosure

Not applicable.

Item 16I.      Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.    Insider Trading Policies

In order to guarantee compliance with the guidelines contained in Law No. 18,045 on the Securities Market and General Norm Regulation No. 270 of the CMF, our Board approved the Manual in 2016. It was updated in 2023 and includes our insider trading policy and procedure (the “Insider Trading Policy”), which determines the general behavior criteria that our directors, management, principal executives, employees, and other related parties (the “Parties”) must follow in the transactions they carry out, including with respect to our securities. The Insider Trading Policy is reasonably designated to promote compliance with applicable insider trading laws, rules and regulations and NYSE listing standards and contributes to the transparency and protection of investors. A copy of the Manual is filed as Exhibit 11 to this Report. The principles reflected in the Manual are transparency, good faith, prioritization of general interests before personal ones, and care of and diligence in the use of information and the actions carried out in the markets.

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

The Manual regulates the following:

●	the Parties’ actions involving the transactions and holding of securities issued either by the Company or by other companies belonging to our business group, or of securities whose price or result depends on or is conditioned, in whole or in significant part, to the variation or evolution of the same in accordance with the provisions of CMF General Norm Regulation No. 269. For further information concerning the reporting requirements under this regulation, please refer to “Item 10. Additional Information — B. Memorandum and Articles of Association — Reporting Requirements Regarding Acquisition for Sale of Shares”;
●	the type, form, and content of the information that should be made known to the market in general regarding such transactions and holdings;
●	the dissemination to the general public of material facts, as well as confidential, privileged, or other information of interest;
●	the procedures for safeguarding confidential information about the Company and its dissemination mechanisms to prevent such information from being disclosed to persons other than those who, due to their position or activity at the Company must know such information before it is made available to shareholders and the public; and
●	the policies that govern relationships with the media, analysts, or investment banks.

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

A separate Cyber Risks Operating Committee meets quarterly to define criteria to set priorities for risk analysis and acceptance according to Enel Group risk posture, in addition to sharing best practices and lessons learned. The committee consists of the head of the Cyber Security unit and Cybersecurity Risk “Reference Persons” (i.e., cybersecurity focal points for business areas and holding function—one focal point for each business area and holding function of the Enel Group). These Risk “Reference Persons” report to the head of the Cyber Security unit.

Additionally, cybersecurity risks and strategic initiatives are periodically discussed in depth by the Enel Group’s main executive and supervisory boards, such as the Risk Control Committee. Moreover, cyber risk is defined within the Enel Group Risk Catalogue as a risk related to digital technology.

Mr. Yuri Rassega joined Enel in 2001, and after holding several positions within the ICT and Audit functions, he was appointed CISO and head of the Cyber Security unit for the Enel Group in June 2016. Mr. Rassega oversees all information technology (“IT”), operational technology (“OT”), and Internet of things (“IoT”) processes for Cyber Security Risk Management, Governance, Engineering, Assurance, and Operations areas, including the Enel Group’s Cyber Emergency Readiness Team (“CERT”) and Digital Identity Management.

Before joining Enel, Mr. Rassega served in roles with various responsibilities in the ICT industry, including the development of systems in the finance sector, telecommunications, internet service providers (ISPs), enterprise resource planning (ERP), supervisory control and data acquisition (SCADA) systems, automation control systems (ACS), and industrial control systems (ICS) solutions for several clients. His experience has developed through a wide range of roles, from software development and electronic design to consultancy, entrepreneurial roles, and senior management positions. He is a member of expert working groups sponsored by EU authorities and forums, such as the G7 and G20, the World Economic Forum (with 5 publications), and the International Council on Large Electric Systems (CIGRE). He also delivers seminars and lectures on cybersecurity-related topics at Italian universities.

Mr. Rassega is a founding partner and chairperson of AssoCISO (National Chief Information Security Officer Association) in Italy. He has participated as a speaker, panel chair, and member of the advisory board at dozens of international conferences in Europe, North America, Middle East, and Asia on cybersecurity, digital transformation, and wireless communications technologies. Mr. Rassega has also designed digital fraud detection tools and methods that are patented in Europe, the USA, and Latin America. Furthermore, Mr. Rassega has been appointed to the Technical and Scientific Committee of the Italian ACN (“Agenzia per la Cybersicurezza Nazionale” - National Cybersecurity Agency), a statutory body with advisory and consultative responsibilities and a guarantor role toward third parties.

Cybersecurity Risk Management and Strategy

Cybersecurity Framework

In order to mitigate cyber risks across all digital environments of the Group (IT, OT, IoT), Enel adopted the Cyber Security Framework ( the “CS Framework”) in 2017 to guide and manage cybersecurity processes. It has been integrated into each company throughout the entire organization, including Enel Chile. The CS Framework is based on sector best practices and international standards (ISO 27001/NIST) and addresses the principles and operational processes that support a global strategy of cyber risk analysis, prevention, and management.

The CS Framework is structured around eight core processes and is fully applicable to the complexity of the IT, OT, and IoT environment. It clearly defines roles and responsibilities, actively involving business areas and stakeholders throughout the organization, and establishes a solid basis for the full integration of technologies, core processes and people. The CS Framework focuses on and is driven by a “risk-based” approach and a “cybersecurity by design” principle.

The “risk-based” approach places risk assessment as a prerequisite for the Group’s strategic decisions. The estimation of cybersecurity risk factors (impacts, threats, vulnerabilities) is critical to assess  the Group’s level of cyber risk and to identify appropriate treatment actions to mitigate it. The “cybersecurity by design” principle ensures that cybersecurity requirements are considered throughout the entire lifecycle of systems and services.

The CS Framework provides the overall coverage of the following areas:

•	Cyber Security Risk Assessment: aims to identify, analyze, and evaluate cybersecurity risks, in line with the Group’s risk posture.
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

•	Cyber Security Engineering, Design, and Implementation: aims to ensure the adoption of cybersecurity principles throughout the entire lifecycle of IT/OT/IoT solutions and infrastructures.
•	Cyber Security Risk Treatment: aims to define and implement the most appropriate risk treatment actions to face cybersecurity risks.
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

In accordance with the CS Framework, Enel applies a Cyber Security Business Impact Analysis and Risk Assessment methodology (“Cyber Risk Management Procedure”), applicable to the entire  Group. It aims to identify, prioritize, and estimate cybersecurity risks within the Company, taking into consideration established risk acceptance levels. The first phase of the process aims to identify the risk level associated with a logical or physical asset (Risk Center),  while the second phase aims to define the controls necessary to achieve the desired level of risk mitigation.

The Cyber Security unit is engaged in monitoring the relevant cyber security regulatory and legislative framework, analyzing regulatory obligations, and guiding the implementation of necessary technological, organizational, and procedural adjustments to ensure compliance of Group companies subject to the applicable regulations. For example, in 2025, a compliance program aligned with Law No. 21,663 (“Ley Marco sobre la Ciberseguridad e Infraestructura Crítica de la Información”), which applies to operators of essential services and of vital importance, was implemented for Group companies in Chile. In addition, the Cyber Security unit supports the Group in achieving and maintaining ISO 27001 certifications, obtained in 2025 for the distribution business in Chile.

As part of the Cyber Security unit, Enel’s CERT is a global unit that is active 24 hours a day, whose mission is to protect Enel’s employees and assets (instrumental to our business that could be compromised by cyber threats) by promoting a proactive approach based on “incident readiness” rather than “incident response”. The CERT operates with threat intelligence, incident response, and information sharing processes, and exchanges information within a network of accredited international partners.

The Threat Intelligence service helps Enel’s CERT detect and protect privileged information to avoid, mitigate, or manage a potential cyber incident. The Cyber Incident Response process outlines the responsibilities for implementing corrective actions to put in place when an incident occurs. During the execution of response activities, depending on the type and impact of a cyber incident, all internal stakeholders and required actors support Enel’s CERT to respond to an incident in the shortest time possible, relying on procedures, knowledgeable people, technical resources, and connections to external partners. Depending on the incident typology and related classification of risk level, the Cyber Incident Response process can activate all the procedures defined for incidents and critical events management (e.g., Policy for Data Breach management, Policy for IT Service Continuity Management) to facilitate an efficient and quick response, minimizing impacts on people, services, and assets. Induction sessions are periodically held to inform Enel’s Board about cybersecurity risks and the occurrence of any cybersecurity incidents.

Additionally, Enel’s CERT conducts periodic “cyber exercises” aimed at simulating a cybersecurity incident to increase the ability of response, readiness, incident management, and training of all relevant parties. The exercises involve both technical and business reference structures, and a final report is provided detailing the results of the cyber exercise. These simulations are performed worldwide, including by Enel Chile, to generate awareness and address any need for technical and/or organizational improvements. In 2025, among cyber exercises that involved the Chilean perimeter, Enel Chile participated in “SENEx | 1,” a cyber exercise organized by Chilean institutional authorities.

If a cybersecurity incident occurs, it is classified according to the Enel Cyber Impact Matrix considering the improved event correlation capabilities coming from the adoption of new cybersecurity services. Most incidents are classified at low impact levels and are considered “day-by-day” instances because they do not significantly impact the Group’s systems. Enel’s CERT manages these incidents, which are generally blocked automatically or semi-automatically by the Group’s systems, thereby preventing and/or reducing the potential impact of a cyberattack. Incidents classified at medium, high, or critical impact levels of the Enel Cyber Impact Matrix may impact the Group and are managed by Enel’s CERT in conjunction with relevant stakeholders, depending on incident typology, business area, and geographic boundaries.

For the year ended December 31, 2025, based on the Enel Cyber Impact Matrix classification, there were no potentially critical impact cybersecurity incidents.

PART III

Item  17.      Financial Statements

Not Applicable.

Item   18.      Financial Statements

See Financial Statements included at the end of this Report.

Item  19.    Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Chile S.A. effective July 4, 2025.
2.1	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934.
8.1	List of Subsidiaries as of December 31, 2025.
11

Manual for the Management of Information of Interest to the Market, including the Insider Trading Policies, filed as Exhibit 11 to Enel Chile’s Annual Report on Form 20-F for the year ended December 31, 2024, is incorporated herein by reference.

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

ENEL CHILE S.A.

	By:	/s/ Gianluca Palumbo
	Name:	Gianluca Palumbo
	Title:	Chief Executive Officer

Date: April 28, 2026

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Chile S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enel Chile S.A. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

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

Critical Audit Matters

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

Unbilled Revenue

As discussed in Notes 4q and Appendix 2.2 to the consolidated financial statements, revenue from sales to customers includes estimates of energy provided and not billed as of December 31, 2025, amounting to MUS$383.539, related to the distribution and generation entities in Chile. These estimates are made based on the quantity of energy consumed by customers during the period, at the prices stipulated in the electricity tariffs in accordance with the current regulation or, if applicable, contractual arrangements with customers.

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

We compared the amount of unbilled revenue at the end of the year versus the actual amount billed in January 2026 to customers (back-testing) or to external data provided by the local regulator, as applicable. We reassessed a sample of the price used to calculate the unbilled revenue to customers based on current contracts and decrees issued by the local regulator. We extracted a sample from the sales ledger to January 2026, to obtain evidence about the accuracy of the relevant data elements associated to billed amount to customers. We evaluated the reconciliation of the sales ledger to the actual sales report as of year-end. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

KPMG Auditores Consultores Ltda, a Chilean joint-stock company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Changes in functional and presentation currency

As discussed in Note 3 to the consolidated financial statements, as of January 1, 2025, the Company and its subsidiary, Enel Generación Chile, changed its functional and presentation currency from Chilean pesos to United States dollars as a result of changes in events and conditions relevant to their business operations. The change in functional currency was accounted for prospectively from the date of the change. The change in presentation currency was accounted for as a change in accounting policy and applied retrospectively, as if the new presentation currency had always been the presentation currency in the consolidated financial statements. As a result of the translation of comparative information into a new presentation currency, the Company included a third statement of financial position as of January 1, 2024.

We identified the evaluation of the accounting for the change in functional and presentation currency as a critical audit matter. Evaluating the Company’s application of the accounting for the change in functional and presentation currency required a higher degree of complex auditor judgment to determine the nature and extent of audit effort required to address the matter.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the Company’s application of the accounting for the change in functional and presentation currency. We evaluated the design and tested the operating effectiveness of certain internal controls related to the financial reporting process. This included controls related to the Company’s application of the accounting for the change in functional and presentation currency. We evaluated the exchange rates used by management for the change in functional and presentation currency by comparing such exchange rates to third party information. We tested the accuracy of the financial position at January 1, 2025 for the prospective change in functional currency. We tested the accuracy of the translation of all periods presented in the consolidated financial statements to the new presentation currency. We evaluated the Company’s disclosures in the consolidated financial statements, including the presentation of comparative figures for the years and periods prior to January 1, 2025 with the new presentation currency.

/s/ KPMG

KPMG Auditores Consultores Ltda.

We have served as the Company’s auditor since 2020.

Santiago, Chile

April 28, 2026

KPMG Auditores Consultores SPA, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Chile S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Enel Chile S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of  comprehensive income by nature, changes in equity, and cash flows direct for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

April 28, 2026

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2025, December 31, 2024, and January 1, 2024

(Thousands of U.S. dollars - ThUS$)

	Note	12-31-2025	12-31-2024 (Restated) (*)	01-01-2024 (Restated) (*)
		ThUS$	ThUS$	ThUS$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	461,924	384,761	642,206
Other current financial assets	7	982	19,588	77,226
Other current non-financial assets	8.a	172,555	153,708	114,576
Trade and other receivables, current	9	1,386,241	1,495,258	1,652,333
Current receivables due from related parties	10	61,811	42,935	57,317
Inventories	11	68,121	65,400	66,994
Current tax assets	12	87,453	80,506	92,479
TOTAL CURRENT ASSETS	[Subtotal]	2,239,087	2,242,156	2,703,131

NON-CURRENT ASSETS
Other non-current financial assets	7	24,070	4,663	13,228
Other non-current non-financial assets	8.a	14,486	149,126	271,792
Trade and other non-current receivables	9	1,105,384	1,163,370	1,030,279
Investments accounted for using the equity method	13	46,468	32,820	28,906
Intangible assets other than goodwill	14	292,790	294,391	222,329
Goodwill	15	902,193	892,402	1,008,374
Property, plant and equipment	16	7,763,436	7,579,693	7,809,860
Investment property	17	7,930	7,201	8,369
Right-of-use assets	18	379,863	273,579	306,745
Deferred tax assets	19.b	127,952	125,685	88,551
TOTAL NON-CURRENT ASSETS	[Subtotal]	10,664,572	10,522,930	10,788,433

TOTAL ASSETS		12,903,659	12,765,086	13,491,564

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position, Classified (continued)

As of December 31, 2025, December 31, 2024, and January 1, 2024

(Thousands of U.S. dollars - ThUS$)

	Note	12-31-2025	12-31-2024 (Restated) (*)	01-01-2024 (Restated) (*)
		ThUS$	ThUS$	ThUS$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	20	322,082	84,003	701,175
Current lease liabilities	21	41,518	26,982	27,520
Trade and other payables, current	24	1,533,475	1,535,871	1,669,660
Current payables to related parties	10	371,919	299,362	527,383
Other current provisions	25	30,702	51,534	28,676
Current tax liabilities	12	110,030	189,742	182,537
Other current non-financial liabilities	8.b	63,610	63,964	48,380
TOTAL CURRENT LIABILITIES	[Subtotal]	2,473,336	2,251,458	3,185,331

NON-CURRENT LIABILITIES
Other non-current financial liabilities	20	2,170,328	2,382,396	2,171,325
Non-current lease liabilities	21	368,679	268,670	278,097
Trade and other payables non-current	24	985,569	969,504	678,966
Non-current payables to related parties	10	861,531	1,019,514	1,179,760
Other long-term provisions	25	214,175	216,031	241,245
Deferred tax liabilities	19.b	200,452	208,635	196,681
Non-current provisions for employee benefits	26	64,058	65,831	71,621
Other non-current non-financial liabilities	8.b	16,024	37,745	60,676
TOTAL NON-CURRENT LIABILITIES	[Subtotal]	4,880,816	5,168,326	4,878,371

TOTAL LIABILITIES		7,354,152	7,419,784	8,063,702

EQUITY
Share and paid-in capital	27.1	3,895,895	5,964,284	5,964,284
Retained earnings		3,011,147	3,781,518	3,855,606
Other reserves	27.5	(1,731,173)	(4,769,387)	(4,750,937)
Equity attributable to shareholders of Enel Chile	[Subtotal]	5,175,869	4,976,415	5,068,953
Non-controlling interests	27.6	373,638	368,887	358,909
TOTAL EQUITY		5,549,507	5,345,302	5,427,862

TOTAL LIABILITIES AND EQUITY		12,903,659	12,765,086	13,491,564

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2025, 2024, and 2023

(Thousands of U.S. dollars - ThUS$)

	Note	2025	2024 (Restated) (*)	2023 (Restated) (*)
		ThUS$	ThUS$	ThUS$
STATEMENTS OF PROFIT (LOSS)
Revenue	28	4,509,547	4,137,511	5,075,058
Other operating income	28	153,183	87,314	140,080
Revenues and other operating income	[Subtotal]	4,662,730	4,224,825	5,215,138
Raw materials and consumables used	29	(2,780,380)	(3,078,782)	(3,566,556)
Contribution Margin	[Subtotal]	1,882,350	1,146,043	1,648,582

Other work performed by the entity and capitalized	16.b.2	42,339	43,161	47,183
Employee benefits expense	30	(175,561)	(173,710)	(205,722)
Depreciation and amortization expense	31.a	(387,430)	(313,083)	(301,699)
Impairment (loss) reversal recognized in profit or loss	31.b	(35,458)	(36,242)	(8,363)
Impairment (loss) impairment gain and reversal of impairment loss determined in accordance with IFRS 9	31.b	(38,658)	(19,529)	(12,827)
Other expenses, by nature	32	(276,243)	(251,341)	(253,056)
Operating Income	[Subtotal]	1,011,339	395,299	914,098

Other gains (losses)		5,801	(310)	264,136
Financial income	34	71,744	82,949	159,843
Financial costs	34	(330,272)	(246,450)	(294,160)
Share of profit of associates and joint ventures accounted for using the equity method	13	14,967	8,916	6,788
Foreign currency exchange differences	34	8,023	(23,027)	(1,020)
Gains or losses from indexed assets and liabilities	34	13,356	22,066	30,105
Profit (loss) before taxes	[Subtotal]	794,958	239,443	1,079,790
Income tax expense	19.a	(210,059)	(37,011)	(270,163)
PROFIT (LOSS)	[Subtotal]	584,899	202,432	809,627

Profit (loss) attributable to
Profit (loss) attributable to owners of the parent		537,629	153,763	754,195
Profit (loss) attributable to non-controlling interests	27.6	47,270	48,669	55,432
Profit (loss)		584,899	202,432	809,627

Basic earnings per share
Basic earnings (losses) per share	US$ / Share	0.00777	0.00222	0.01090
Weighted average number of outstanding shares	thousands	69,166,557	69,166,557	69,166,557

Diluted earnings per share
Diluted earnings (losses) per share	US$ / Share	0.00777	0.00222	0.01090
Weighted average number of outstanding shares	thousands	69,166,557	69,166,557	69,166,557

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2025, 2024, and 2023

(Thousands of U.S. dollars - ThUS$)

	Note	2025	2024 (Restated) (*)	2023 (Restated) (*)
		ThUS$	ThUS$	ThUS$
STATEMENTS OF COMPREHENSIVE INCOME
Profit (loss)		584,899	202,432	809,627
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Profit (loss) from defined benefit plans	26.2.b	(357)	(3,233)	(32)
Other comprehensive loss that will not be reclassified subsequently to profit or loss	[Subtotal]	(357)	(3,233)	(32)
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Gains (losses) from foreign currency translation differences		76,187	(497,393)	(111,354)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method		—	—	16
Gains (losses) on cash flow hedges		(12,689)	(119,893)	(322,163)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		232	763,185	97,605
Other comprehensive income (loss) that will be reclassified subsequently to profit or loss	[Subtotal]	63,730	145,899	(335,896)
Total components of other comprehensive income (loss) before taxes	[Subtotal]	63,373	142,666	(335,928)
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		96	873	9
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss	[Subtotal]	96	873	9
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax expense (benefit) related to cash flow hedge		4,989	(175,880)	60,631
Income tax expense (benefit) related to components of other comprehensive income that will be reclassified subsequently to profit or loss	[Subtotal]	4,989	(175,880)	60,631

Total other comprehensive (loss) income		68,458	(32,341)	(275,288)
TOTAL COMPREHENSIVE INCOME		653,357	170,091	534,339

Comprehensive income (loss) attributable to:
Owners of Enel Chile		605,445	129,743	493,412
Non-controlling interests		47,912	40,348	40,927
TOTAL COMPREHENSIVE INCOME		653,357	170,091	534,339

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024, and 2023

(Thousands of U.S. dollars - ThUS$)

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statement of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023 (Restated) (5)	5,964,284	(591,742)	(459,844)	—	4	(1,051,582)	(3,423,044)	(4,474,626)	3,319,546	4,809,203	342,436	5,151,639
Changes in equity
Comprehensive income
Profit (loss)	—	—	—	—	—	—	—	—	754,195	754,195	55,432	809,627
Other comprehensive income (loss)	—	(104,393)	(156,405)	(1)	—	(260,799)	16	(260,783)	—	(260,783)	(14,505)	(275,288)
Comprehensive income	—	—	—	—	—	—	—	—	—	493,412	40,927	534,339
Dividends	—	—	—	—	—	—	—	—	(218,134)	(218,134)	(24,988)	(243,122)
Increase (decrease) from other changes	—	(23,818)	—	1	—	(23,817)	8,289	(15,528)	(1)	(15,529)	534	(14,995)
Total changes in equity	—	(128,211)	(156,405)	—	—	(284,616)	8,305	(276,311)	536,060	259,750	16,473	276,223

Closing balance as of December 31, 2023 (Restated) (5)	5,964,284	(719,953)	(616,249)	—	4	(1,336,198)	(3,414,739)	(4,750,937)	3,855,606	5,068,953	358,909	5,427,862

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statement of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2024 (Restated) (5)	5,964,284	(719,953)	(616,249)	—	4	(1,336,198)	(3,414,739)	(4,750,937)	3,855,606	5,068,953	358,909	5,427,862
Changes in equity	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—	—	—	—	—	—	—	—	153,763	153,763	48,669	202,432
Other comprehensive income (loss)	—	(476,513)	454,837	(2,344)	—	(24,020)	—	(24,020)	—	(24,020)	(8,321)	(32,341)
Comprehensive income	—	—	—	—	—	—	—	—	—	129,743	40,348	170,091
Dividends	—	—	—	—	—	—	—	—	(225,506)	(225,506)	(36,639)	(262,145)
Increase (decrease) from other changes	—	—	—	2,344	—	2,344	3,226	5,570	(2,344)	3,226	6,268	9,494
Total changes in equity	—	(476,513)	454,837	—	—	(21,675)	3,226	(18,450)	(74,087)	(92,537)	9,977	(82,560)

Closing balance as of December 31, 2024 (Restated) (5)	5,964,284	(1,196,466)	(161,411)	—	4	(1,357,873)	(3,411,514)	(4,769,387)	3,781,518	4,976,415	368,887	5,345,302

			Changes in Other Reserves
	Share and Paid-in Capital (1)	Translation Reserve (2)	Reserve for Cash Flow Hedges	Reserve for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value through Other Comprehensive Income	Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves (3)	Retained Earnings	Equity attributable to owners of the parent to Shareholders of Enel Chile	Non-Controlling Interests (4)	Total Equity
Consolidated Statement of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2025 (Restated) (5)	5,964,284	(1,196,466)	(161,411)	—	4	(1,357,873)	(3,411,514)	(4,769,387)	3,781,518	4,976,415	368,887	5,345,302
Increase (decrease) due to changes in accounting policies (6)	(2,068,389)	1,651,564	166,141	—	(2)	1,817,703	1,150,658	2,968,361	(899,972)	—	—	—
Opening balance restated after adjustment	3,895,895	455,098	4,730	—	2	459,830	(2,260,856)	(1,801,026)	2,881,546	4,976,415	368,887	5,345,302
Changes in equity						—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—
Profit (loss)	—	—	—	—	—	—		—	537,629	537,629	47,270	584,899
Other comprehensive income (loss)	—	75,223	(7,145)	(262)	—	67,816	—	67,816	—	67,816	642	68,458
Comprehensive income	—	—	—	—	—	—	—	—	—	605,445	47,912	653,357
Dividends	—	—	—	—	—	—	—	—	(407,766)	(407,766)	(43,284)	(451,050)
Increase (decrease) from other changes	—	—	—	262	—	262	1,775	2,037	(262)	1,775	123	1,898
Total changes in equity	—	75,223	(7,145)	—	—	68,078	1,775	69,853	129,601	199,454	4,751	204,205

Closing balance as of December 31, 2025	3,895,895	530,321	(2,415)	—	2	527,908	(2,259,081)	(1,731,173)	3,011,147	5,175,869	373,638	5,549,507

(1) See Note 27.1

(2) See Note 27.3

(3) See Note 27.5

(4) See Note 27.6

(5) See Note 3

(6) Represents adjustment for change in functional currency, see Note 3

ENEL CHILE S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Direct Method

For the years ended December 31, 2025, 2024, and 2023

(Thousands of U.S. dollars - ThUS$)

		2025	2024 (Restated) (*)	2023 (Restated) (*)
Statements of Cash Flows - Direct Method	Note	ThUS$	ThUS$	ThUS$

Cash flows from (used in) operating activities
Types of collection from operating activities
Collections from the sale of goods and services		6,725,625	6,873,268	7,008,302
Collections from leasing and subsequent sale of such assets		16,838	28,971	53,014
Other collections from operating activities		6,326	13,608	2,158

Types of payment in cash from operating activities
Payments to suppliers for goods and services		(4,833,436)	(4,778,565)	(5,522,146)
Payments to and on behalf of employees		(145,982)	(155,906)	(174,412)
Payments to manufacture or acquire assets held to lease to others and subsequently held for sale		—	(6,704)	—
Other payments for operating activities	6.c)	(167,510)	(140,468)	(165,747)

Cash flows from (used in) operating activities
Income taxes paid		(272,166)	(206,205)	(351,226)
Other cash outflows, net		(10,017)	(5,829)	(9,778)
Net cash flows from operating activities		1,319,678	1,622,170	840,165

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses	6.d)	—	—	619,217
Cash flows used to obtain the control of subsidiaries or other businesses		—	—	(76)
Other cash payments to acquire equity or debt instruments of other entities		—	(2,348)	(1,750)
Other collections from the sale of shares in joint ventures	6.e)	—	—	35,316
Proceeds from the sale of property, plant and equipment		2,285	—	40,456
Purchases of property, plant and equipment		(462,284)	(724,780)	(758,168)
Acquisition of intangible assets		(36,824)	(40,637)	(30,517)
Payments for future, forward, option and swap contracts		(5,675)	(4,742)	(64,689)
Collections from future, forward, option and swap contracts		1,274	9,136	16,324
Dividends received		1,001	—	33
Interest received		12,322	22,013	41,179
Other cash inflows		—	3,762	—
Net cash flows (used in) investing activities		(487,901)	(737,596)	(102,675)

Cash flows from (used in) financing activities
Proceeds from long-term loans	6.f)	190,000	475,021	296,125
Proceeds from short-term loans	6.f)	—	—	326
Loans from related companies	6.f)	—	1,157,361	914,006
Payments of loans	6.f)	(237,115)	(800,468)	(100,919)
Payments on borrowings and lease liabilities	6.f)	(36,535)	(18,956)	(21,929)
Payments of loans to related entities	6.f)	(161,092)	(1,304,231)	(1,494,223)
Dividends paid		(351,451)	(365,644)	(478,139)
Interest paid	6.f)	(174,336)	(217,723)	(229,992)
Other outflows of cash, net	6.f)	(366)	(20,147)	2,441
Net cash flows (used in) financing activities		(770,895)	(1,094,787)	(1,112,304)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate movements		60,882	(210,213)	(374,814)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		16,281	(47,232)	(5,593)
Net increase (decrease) in cash and cash equivalents		77,163	(257,445)	(380,407)
Cash and cash equivalents at beginning of year	6	384,761	642,206	1,022,613
Cash and cash equivalents at end of year	6	461,924	384,761	642,206

(*) See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands of U.S. dollars – ThUS$)

1.	GENERAL INFORMATION

Enel Chile S.A., (hereinafter the “Parent Company”, the “Company” or “Enel Chile”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Roger de Flor 2725, Tower 2, Floor 17, Las Condes, Santiago, Chile. Since April 13, 2016, the Company is registered with the securities register of the Chilean Financial Market Commission (“Comisión para el Mercado Financiero” or “CMF”) and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America (hereinafter the “U.S. SEC”). On April 21, 2016, the Company’s shares began trading on the Santiago Stock Exchange and the Electronic Stock Exchange. In addition, the Company’s common stock began trading in the United States in the form of American Depositary Shares on the New York Stock Exchange on a “when-issued” basis from April 21, 2016 to April 26, 2017 and on a “regular-way” basis since April 27, 2016.

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

As of December 31, 2025, the Group had 1,792 employees. During 2025, the Group averaged a total of 1,852 employees. For more information regarding the distribution of the Company’s employees, by category and geographic location, see Note 36.

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

2.1. Accounting principles

The consolidated financial statements of Enel Chile as of December 31, 2025, approved by its Board of Directors at its meeting held on April 28, 2026, have been prepared in accordance with the accounting standards of International Financial Reporting Standards (IFRS Accounting Standards), issued by the International Accounting Standards Board (IASB).

These consolidated financial statements reflect faithfully the financial position of Enel Chile and its subsidiaries as of December 31, 2025, December 31, 2024, and January 1, 2024 and the results of operations, changes in equity, and cash flows for the years ended December 31, 2025, 2024, and 2023 and the related notes.

These consolidated financial statements have been prepared undergoing concern assumptions on a historical cost basis, except when, in accordance with IFRS Accounting Standards, those assets and liabilities are measured at a fair value.

Appendix 1 Detail of Assets and Liabilities in Foreign Currency; Appendix 2 Additional Information Circular No. 715 of February 2, 2012; Appendix 2.1 Supplementary Information on Trade Receivables; Appendix 2.2 Estimates of Sales and Purchases of Energy, Power and Toll; and Appendix 3 Detail of Due Dates of Payments to Suppliers form an integral part of these consolidated financial statements.

2.2. New accounting pronouncements

a)	The following accounting pronouncement has been adopted by the Group effective beginning on January 1, 2025

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendments to IAS 21: Lack of Exchangeability	January 1, 2025

Amendments to IAS 21: “Lack of Exchangeability”

On August 15, 2023, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to respond to commentary from stakeholders and concerns on the diversity in practice when accounting for the lack of exchangeability between currencies.

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

b)	Accounting pronouncements effective for periods beginning on January 1, 2026 and thereafter

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB:

Standards, amendments and improvements	Mandatory application for annual periods beginning on or after:

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	January 1, 2026

Annual Improvements to IFRS Accounting Standards (Volume 11):	January 1, 2026

- IFRS 1 First-time Adoption of IFRS

- IFRS 7 Financial Instruments: Disclosures

- IFRS 9 Financial Instruments

- IFRS 10 Consolidated Financial Statements

- IAS 7 Statement of Cash Flows

Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity	January 1, 2026

IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027

IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027

Amendments to IAS 21: Translation to a Hyperinflationary Presentation Currency	January 1, 2027

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

These amendments address the following issues:

-	settlement of financial liabilities through an electronic payment system; and
-	classification of financial assets, including those with ESG (Environmental, Social and Governance) features

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

Management has conducted an assessment of the estimated impacts of these amendments and concluded that their adoption will not generate significant effects on the Group’s consolidated financial statements at the initial application date.

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

Management has conducted an assessment of the estimated impacts of this amendment and concluded that its adoption will not generate effects on the Group’s consolidated financial statements at its initial application date.

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

Nature-dependent electricity contracts help companies secure their electricity supply from sources, such as wind and solar power. The amount of electricity generated under these agreements can vary depending on uncontrollable factors, such as weather conditions. Current accounting requirements may not adequately reflect how these contracts affect a company’s performance.

The amendments relate to own use requirements and hedge accounting requirements, together with related disclosures.

These amendments are effective for annual periods beginning on or after January 1, 2026 and early adoption is permitted.

Management has conducted an assessment of the estimated impacts of this amendment and concluded that its adoption will not generate effects on the Group’s consolidated financial statements at its initial application date.

IFRS 18 “Presentation and Disclosure in Financial Statements”

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements for the purpose of improving the transparency and comparability of information on the financial performance of companies, allowing better investing decisions. The new standard supersedes IAS 1 “Presentation of Financial Statements”.

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

Subsidiaries are eligible to apply IFRS 19 if they have no public accountability and their Parent applies IFRS Accounting Standards in its consolidated financial statements. A subsidiary has no public accountability if it does not have shares or debt that is traded in a stock exchange, and it does not act in a fiduciary capacity for the assets of a broad group of outsiders. Entities that choose to apply IFRS 19 must still apply the recognition, measurement and presentation requirements of other IFRS Accounting Standards.

An entity can elect to apply IFRS 19 for annual periods beginning on or after January 1, 2027 and early adoption is permitted.

Management has determined that IFRS 19 is not applicable to the consolidated financial statements of the Group because Enel Chile does not meet the eligibility criteria.

Amendment to IAS 21 “Translation to a Hyperinflationary Presentation Currency”

On November 13, 2025, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, to clarify certain situations regarding the translation of financial statements of hyperinflationary economies.

These amendments establish translation criteria for financial statements of entities whose functional currency is that of a non-hyperinflationary economy into a presentation currency of a hyperinflationary economy. They also clarify the translation method for entities with presentation currencies that cease to be of a hyperinflationary economy and whose functional currency is that of a non-hyperinflationary economy. Lastly, they establish a different approach when an entity’s functional currency and presentation currency are the currency of a hyperinflationary economy, and the entity translates the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

These amendments will be effective for annual periods beginning on January 1, 2027 and early application is permitted.

Management has performed an assessment of the estimated impacts of this amendment and concluded that its adoption will not have effects on the Group’s consolidated financial statements at the date of its initial application.

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

The most significant areas where material judgment has been required are:

-The identification of Cash Generating Units (CGU) for impairment testing (see Note 4.e).

-The hierarchy of information used to measure assets and liabilities at fair value (see Note 4.h).

-Application of the revenue recognition model in accordance with IFRS 15 (see Note 4.q).

-Determination of the functional currency of Enel Chile and each of its subsidiaries, including the application of the accounting for the change in functional and presentation currency (see Note 3).

Accounting estimates generally refer to:

-	The valuations performed to determine the existence of impairment losses in non-financial assets and goodwill (see Note 4.e).
-	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 4.m.1 and 26).
-	The useful lives of property, plant and equipment and intangible assets (see Notes 4.a and 4.d).
-	The assumptions used to calculate the fair value of financial instruments (see Notes 4.h and 23).

-	The energy supplied to customer whose meters have not yet been read.
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

-	The interpretation of new normative related to the regulation of the Electric Sector, whose final economic effects will be determined by the resolutions of the relevant agencies (see Notes 5 and 9).
-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 4.m).
-	Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 4.a).
-

The tax results of the different Group subsidiaries that will be reported to the respective tax authorities in the future, and other estimates have been used as a basis for recording the different income tax related balances in these consolidated financial statements (see Note 4.p).

-	The fair value of assets acquired, and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.
-	Determination of expected credit losses on financial assets (see Note 4.g.3).
-	In the measurement of lease liabilities, determination of the lease term of contracts with renewal options, as well as the rates to be used to discount lease payments (see Note 4.f.1).

Estimates and judgements by Management have been made based on the best information available at the date of issuance of these consolidated financial statements, and are based on past experiences and other factors considered reasonable given the circumstances. Accordingly, actual results may differ from these estimates. Estimates and assumptions are periodically reviewed and the effects of any changes are reflected in results if they only involve that period. If the review involves both the current period and the future period, the change is recognized in the period in which the review is conducted and in the related future periods.

2.4.Subsidiaries

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

The entities in which the Group has the ability to exercise control and consequently are included in consolidation in these consolidated financial statements are detailed below.

				Ownership as of 12-31-2025			Ownership as of 12-31-2024			Ownership as of 01-01-2024
Taxpayer ID No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
96.800.570-7	Enel Distribución Chile S.A.	Chile	Chilean peso	99.09%	—	99.09%	99.09%	—	99.09%	99.09%	—	99.09%
96.783.910-8	Enel Colina S.A.	Chile	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	—	100.00%	100.00%
91.081.000-6	Enel Generación Chile S.A.	Chile	U.S. dollar	93.55%	—	93.55%	93.55%	—	93.55%	93.55%	—	93.55%
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chile	U.S. dollar	—	92.65%	92.65%	—	92.65%	92.65%	—	92.65%	92.65%
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chile	Chilean peso	57.50%	—	57.50%	57.50%	—	57.50%	57.50%	—	57.50%
76.924.079-9	Enel X Chile S.p.A.	Chile	Chilean peso	100.00%	—	100.00%	100.00%	—	100.00%	100.00%	—	100.00%
76.412.562-2	Enel Green Power Chile S.A.	Chile	U.S. dollar	99.99%	—	99.99%	99.99%	—	99.99%	99.99%	—	99.99%
96.971.330-6	Geotérmica del Norte S.A.	Chile	U.S. dollar	—	84.59%	84.59%	—	84.59%	84.59%	—	84.59%	84.59%
76.126.507-5	Parque Talinay Oriente S.A.	Chile	U.S. dollar	—	60.91%	60.91%	—	60.91%	60.91%	—	60.91%	60.91%
77.741.548-4	Enel Mobility Chile SpA	Chile	Chilean peso	100.00%	—	100.00%	100.00%	—	100.00%	100.00%	—	100.00%
77.569.067-4	Enel X Way Chile S.p.A. (i)	Chile	Chilean peso	62.46%	—	62.46%	62.46%	—	62.46%	—	—	—

2.4.1Changes in the scope of consolidation

2025

No changes occurred.

2024

i.	On August 1, 2024, Enel Chile participated in a capital increase in Enel X Way Chile S.p.A., which was fully contributed on August 23, 2024. As a result of this capital increase, Enel Chile´s ownership interest in Enel X Way Chile S.p.A. increased from 49% to 62.46%, thereby gaining control of the company and resulting in this company becoming a subsidiary.

2023

ii.	On January 1, 2023, the spin-off by Enel Green Power Chile S.A. was completed, resulting in the incorporation of a new company, Arcadia Generación Solar S.A. In this process, assets and liabilities associated with the solar plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro, and Domeyko were allocated to Arcadia Generación Solar S.A., The shareholders of Enel Green Power Chile S.A. received a number of shares of Arcadia Generación Solar S.A. equal to the number of shares they held in Enel Green Power Chile S.A. On October 24, 2023, Enel Chile completed the sale of all the shares it owned in Arcadia Generación Solar S.A., equivalent to 99.99% of the capital, to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA. (See Note 5.1).
iii.	On April 24, 2023, the subsidiary Enel X Chile SpA completed the spin-off of assets related to the public electric charging infrastructure, which were contributed to a new company named Enel Mobility Chile SpA, which is now a wholly owned subsidiary.

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

Associates are accounted for in the consolidated financial statements using the equity method of accounting as described in Note 4.i.

The detail of the companies that qualify as associates is the following:

				Ownership as of 12-31-2025			Ownership as of 12-31-2024			Ownership as of 01-01-2024
Taxpayer ID No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
76.418.940-K	GNL Chile S.A.	Chile	U.S. dollar	—	33.33%	33.33%	—	33.33%	33.33%	—	33.33%	33.33%
76.364.085-K	Energía Marina S.p.A.	Chile	Chilean peso	—	25.00%	25.00%	—	25.00%	25.00%	—	25.00%	25.00%
77.569.067-4	Enel X Way Chile S.p.A.(i)	Chile	Chilean peso	—	—	—	—	—	—	49.00%	—	49.00%
i.

On August 1, 2024, Enel Chile participated in a capital increase in Enel X Way Chile S.p.A., which was fully contributed on August 23, 2024. As a result of this capital increase, Enel Chile´s ownership interest in Enel X Way Chile S.p.A. increased from 49% to 62.46%, thereby gaining control of the company and resulting in Enel X Way Chile S.p.A. becoming a subsidiary.

2.6. Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, i.e., when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

-	Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are included in the consolidated financial statements using the equity method of accounting, as described in Note 4.i.
-	Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are included in the consolidated financial statements recognizing the proportional interest in the assets and liabilities impacted by such operation.

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

The detail of companies classified as joint ventures is as follows:

				Ownership as of 12-31-2025			Ownership as of 12-31-2024			Ownership as of 01-01-2024
Taxpayer ID No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
77.110.358-8	HIF H2 SpA.	Chile	U.S. dollar	—	50.00%	50.00%	—	50.00%	50.00%	—	50.00%	50.00%

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

The operations of Enel Chile and its subsidiaries have been consolidated under the following basic principles:

1.	At the date the Parent Company obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS Accounting Standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, IFRS Accounting Standards allow valuation of the non-controlling interests in the acquiree on the date of acquisition: i) at fair value; or ii) for the proportional ownership of the identifiable net assets of the acquiree, with the latter being the methodology that the Group has systematically applied to its business combinations.

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

2.8. Functional currency

The functional and presentation currency of the consolidated financial statements of Enel Chile is the U.S. dollar (US$). The functional currency has been determined, considering the economic environment in which the Company operates. (See Note 3).

This conclusion is based on the fact that the US$ is the currency that fundamentally influences the Company’s financing activities, capital issuances and cash and cash equivalents. Due to the above, the US$ reflects the underlying transactions, events and conditions that are relevant to Enel Chile S.A.

Any information presented in US$ has been rounded to the closest thousand (ThUS$) or million (MUS$), unless indicated otherwise.

2.9. Conversion of financial statements denominated in foreign currency

Conversion of the financial statements of the Group companies that have functional currencies different than US$, and do not operate in hyperinflationary economies, is carried out as follows:

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

The financial statements of subsidiaries, the functional currency of which is that of a hyperinflationary economy, are first adjusted for inflation, recording any gain or loss in the net monetary position in profit or loss. Subsequently, all items (assets, liabilities, equity items, expenses and revenue) are converted at the exchange rate prevailing at the closing date of the most recent statement of financial position. Changes in the Company’s net investment in the subsidiary, which operates in a hyperinflationary economy, based on the application of the price-level restatement/translation method, are recorded as follows: (i) the effect of restatement due to inflation is recognized directly in Equity, under the account "Other reserves"; and (ii) the translation effect is recognized in Gains (losses) from foreign currency translation, in the consolidated statements of comprehensive income.

Argentine Hyperinflation

Beginning in July 2018, the Argentine economy has been considered to be hyperinflationary in accordance with the criteria established in IAS 29 “Financial Reporting in Hyperinflationary Economies”. This determination was made on the basis of a number of qualitative and quantitative criteria, especially the presence of accumulated inflation in excess of 100% during the three previous years.

In accordance with IAS 29, the financial statements of the Argentine branch owned by Enel Generación Chile S.A., a subsidiary of Enel Chile, have been restated retrospectively, applying the general price index at historical cost, to reflect changes in the purchasing power of the Argentine peso, as of the closing date of these consolidated financial statements.

The general price indexes used at the end of the reporting periods are as follows:

General price index
From January to December 2023	211.41%
From January to December 2024	117.76%
From January to December 2025	31.55%

The effects of the application of this standard on these consolidated financial statements are detailed in Note 34.

Exchange rates

The exchange rates used for the translation of the financial statements of the different subsidiaries with a functional currency other than the Group's functional currency are recorded at the following values (foreign currency against the US$):

	As of December 31,
	2025		2024		2023
	Close	Average	Close	Average	Close	Average
Chilean peso	907.13	950.43	996.46	943.74	877.12	839.91
Argentine peso	1,455.00	1,250.90	1,032.00	915.43	808.45	294.68

3.    CHANGE OF FUNCTIONAL CURRENCY AND PRESENTATION CURRENCY

Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos (Ch$) to United States dollars (US$), because the U.S. dollar became the currency that significantly influences the economic environment in which the Company operates.

This change in functional currency was substantially generated by the fact that, effective January 1, 2025, Enel Generación Chile, a subsidiary of Enel Chile, also changed its functional currency from Chilean pesos to U.S. dollars. This was mainly because as of January 1, 2025, the main source of revenue of this subsidiary is from the group of unregulated customer agreements that, considering the billing and collection cycles, give rise to a substantially lower exposure to exchange rate fluctuations compared with the group of regulated customers, which require considerably more time to complete the collection process. The group of regulated customer agreements represented Enel Generación Chile's main source of revenue in 2024.

Thus, considering the relevance of the Generation segment for the Group, the main source of revenue of Enel Chile, that is, the dividends from its subsidiaries, will be determined in United States dollars (US$).

The change in functional currency was accounted for prospectively as of January 1, 2025, by translating all items in the consolidated statement of financial position from Chilean pesos to U.S. dollars using the exchange rate of Ch$996.46 per US$1.00 effective on that date.

Effective January 1, 2025, Enel Chile also changed the presentation currency of its consolidated financial statements to U.S. dollar. This change in presentation currency was accounted for as a change in accounting policy and was applied retrospectively, as if the U.S. dollar had always been the presentation currency in the consolidated financial statements.

Additionally, in accordance with the guidelines established in International Accounting Standard No. 1 “Presentation of Financial Statements”, the consolidated statement of financial position as of January 1, 2024, has been presented for comparative purposes, because during 2024 the Chilean peso depreciated by 13.5% against the U.S. dollar, a change that materially affects the translation of balance sheet items into U.S. dollars from the beginning to the end of the 2024 fiscal year.

Accordingly, all comparative figures for years and periods prior to January 1, 2025, have been translated into the new presentation currency in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”. The consolidated statements of comprehensive income and cash flows were translated to U.S dollars using the average exchange rate for each period, while the consolidated statements of financial position as of December 31, 2024, and January 1, 2024, were translated to U.S. dollars using the closing exchange rates of Ch$996.46 per US$1.00 and Ch$877.12 per US$1.00, respectively. Issued capital, retained earnings, and other reserves within equity were translated using the historical exchange rates applicable at the dates of the respective equity transactions, and all resulting foreign currency translation differences have been recognized in equity within the foreign currency translation reserve.

Enel Chile’s change to a new functional currency was formally approved at the Extraordinary Shareholders’ Meeting held on April 28, 2025. To facilitate this change, permanent article five of the Company’s bylaws was amended denominating Enel Chile’s capital in U.S. dollars.

Statement of Financial Position as of December 31, 2024, and January 1, 2024:

	As of 12-31-2024		As of 01-01-2024
	As Reported	Restated	As Reported	Restated
	Th$	ThUS$	Th$	ThUS$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	383,399,319	384,761	563,291,290	642,206
Other current financial assets	19,518,512	19,588	67,736,634	77,226
Other current non-financial assets	153,163,381	153,708	100,497,325	114,576
Trade and other receivables, current	1,489,965,233	1,495,258	1,449,294,549	1,652,333
Current receivables due from related parties	42,783,336	42,935	50,274,125	57,317
Inventories	65,168,573	65,400	58,761,879	66,994
Current tax assets	80,220,499	80,506	81,115,457	92,479
TOTAL CURRENT ASSETS	2,234,218,853	2,242,156	2,370,971,259	2,703,131

NON-CURRENT ASSETS
Other non-current financial assets	4,646,303	4,663	11,602,385	13,228
Other non-current non-financial assets	148,597,823	149,126	238,393,864	271,792
Trade and other non-current receivables	1,159,251,669	1,163,370	903,678,141	1,030,279
Investments accounted for using the equity method	32,703,763	32,820	25,353,785	28,906
Intangible assets other than goodwill	293,348,456	294,391	195,009,500	222,329
Goodwill	889,242,912	892,402	884,464,658	1,008,374
Property, plant, and equipment	7,552,861,067	7,579,693	6,850,184,820	7,809,860
Investment property	7,175,892	7,201	7,340,561	8,369
Right-of-use assets	272,610,975	273,579	269,052,555	306,745
Deferred tax assets	125,239,871	125,685	77,669,508	88,551
TOTAL NON-CURRENT ASSETS	10,485,678,731	10,522,930	9,462,749,777	10,788,433

TOTAL ASSETS	12,719,897,584	12,765,086	11,833,721,036	13,491,564

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	83,705,578	84,003	615,014,915	701,175
Current lease liabilities	26,886,119	26,982	24,138,193	27,520
Trade and other payables, current	1,530,434,532	1,535,871	1,464,491,965	1,669,660
Current payables to related parties	298,301,928	299,362	462,578,466	527,383
Other current provisions	51,351,795	51,534	25,152,710	28,676
Current tax liabilities	189,070,151	189,742	160,107,212	182,537
Other current non-financial liabilities	63,737,298	63,964	42,434,883	48,380
TOTAL CURRENT LIABILITIES	2,243,487,401	2,251,458	2,793,918,344	3,185,331

NON-CURRENT LIABILITIES
Other non-current financial liabilities	2,373,962,103	2,382,396	1,904,512,941	2,171,325
Non-current lease liabilities	267,718,931	268,670	243,924,027	278,097
Trade and other payables non-current	966,072,117	969,504	595,534,857	678,966
Non-current payables to related parties	1,015,904,873	1,019,514	1,034,791,219	1,179,760
Other long-term provisions	215,266,701	216,031	211,600,686	241,245
Deferred tax liabilities	207,896,524	208,635	172,512,663	196,681
Non-current provisions for employee benefits	65,598,156	65,831	62,820,044	71,621
Other non-current non-financial liabilities	37,611,263	37,745	53,219,983	60,676
Total non-current liabilities	5,150,030,668	5,168,326	4,278,916,420	4,878,371

TOTAL LIABILITIES	7,393,518,069	7,419,784	7,072,834,764	8,063,702

EQUITY
Share and paid-in capital	3,882,103,470	5,964,284	3,882,103,470	5,964,284
Retained earnings	2,871,345,789	3,781,518	2,917,851,065	3,855,606
Other reserves	(1,794,650,838)	(4,769,387)	(2,353,874,617)	(4,750,937)
Equity attributable to shareholders of Enel Chile	4,958,798,421	4,976,415	4,446,079,918	5,068,953
Non-controlling interests	367,581,094	368,887	314,806,354	358,909
TOTAL EQUITY	5,326,379,515	5,345,302	4,760,886,272	5,427,862

TOTAL EQUITY AND LIABILITIES	12,719,897,584	12,765,086	11,833,721,036	13,491,564

Statement of Comprehensive Income for the years ended December 31, 2024 and December 31, 2023:

	2024		2023
	As Reported	Restated	As Reported	Restated
	Th$	ThUS$	Th$	ThUS$
STATEMENTS OF PROFIT (LOSS)
Revenues	3,904,732,890	4,137,511	4,262,591,097	5,075,058
Other operating income	82,402,403	87,314	117,654,896	140,080
Revenues and other operating income	3,987,135,293	4,224,825	4,380,245,993	5,215,138
Raw materials and consumables used	(2,905,568,914)	(3,078,782)	(2,995,585,459)	(3,566,556)
Contribution Margin	1,081,566,379	1,146,043	1,384,660,534	1,648,582

Other work performed by the entity and capitalized	40,732,541	43,161	39,629,466	47,183
Employee benefits expenses	(163,937,134)	(173,710)	(172,787,800)	(205,722)
Depreciation and amortization expense	(295,468,978)	(313,083)	(253,399,784)	(301,699)
Impairment (loss) reversal recognized in profit or loss	(34,203,486)	(36,242)	(7,023,888)	(8,363)
Impairment losses (gains on impairment and reversal of impairment losses) determined in accordance with IFRS 9 on financial assets	(18,429,856)	(19,529)	(10,773,445)	(12,827)
Other expenses by nature	(237,200,190)	(251,341)	(212,543,865)	(253,056)
Operating Income	373,059,276	395,299	767,761,218	914,098

Other gains (losses)	(291,724)	(310)	221,846,937	264,136
Financial income	78,282,443	82,949	134,253,836	159,843
Financial costs	(232,584,262)	(246,450)	(247,067,556)	(294,160)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	8,413,675	8,916	5,702,088	6,788
Foreign currency exchange gains (losses)	(21,732,058)	(23,027)	(856,350)	(1,020)
Gains or losses from indexed assets and liabilities	20,824,185	22,066	25,285,703	30,105
Profit (loss) before tax	225,971,535	239,443	906,925,876	1,079,790
Income tax expense	(34,928,564)	(37,011)	(226,912,485)	(270,163)
PROFIT (LOSS)	191,042,971	202,432	680,013,391	809,627

Profit (loss) attributable to
Profit (loss) attributable to owners of the parent	145,112,153	153,763	633,455,775	754,195
Profit (loss) attributable to non-controlling interests	45,930,818	48,669	46,557,616	55,432
Profit (loss)	191,042,971	202,432	680,013,391	809,627

Basic earnings per share
Basic earnings (loss) per share	2.10	0.00222	9.16	0.01090
Weighted average number of ordinary shares outstanding	69,166,557	69,166,557	69,166,557	69,166,557

Diluted earnings per share
Diluted earnings (loss) per share	2.10	0.00222	9.16	0.01090
Weighted average number of ordinary shares outstanding	69,166,557	69,166,557	69,166,557	69,166,557

Statements of Cash Flows for the years ended December 31, 2024 and December 31, 2023:

	2024		2023
	As Reported	Restated	As Reported	Restated
Statements of Cash Flows - Direct Method	Th$	ThUS$	Th$	ThUS$

Cash flows from (used in) operating activities
Types of collection from operating activities
Collections from the sale of goods and services	6,486,575,452	6,873,268	5,886,342,023	7,008,302
Collections from leasing and subsequent sale of such assets	27,340,625	28,971	44,527,326	53,014
Other collections from operating activities	12,842,555	13,608	1,812,296	2,158

Types of payment cash from operating activities
Payments to suppliers for goods and services	(4,509,721,561)	(4,778,565)	(4,638,105,198)	(5,522,146)
Payments to and on behalf of employees	(147,134,962)	(155,906)	(146,490,612)	(174,412)
Payments to manufacture or acquire assets held to lease to others and subsequently held for sale	(6,326,670)	(6,704)	—	—
Other payments for operating activities	(132,565,162)	(140,468)	(139,212,339)	(165,747)

Cash flows from (used in) operating activities
Income taxes paid	(194,603,727)	(206,205)	(294,998,284)	(351,226)
Other cash outflows, net	(5,500,674)	(5,829)	(8,212,967)	(9,778)
Net cash flows from operating activities	1,530,905,876	1,622,170	705,662,245	840,165

Cash flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses	—	—	520,086,080	619,217
Cash flows used to obtain the control of subsidiaries or other businesses	—	—	(63,727)	(76)
Other cash payments to acquire equity or debt instruments of other entities	(2,216,167)	(2,348)	(1,470,000)	(1,750)
Other collections from the sale of shares in joint ventures	—	—	29,662,554	35,316
Proceeds from the sale of property, plant and equipment	—	—	33,979,203	40,456
Purchases of property, plant and equipment	(684,003,978)	(724,780)	(636,792,401)	(758,168)
Proceeds from the sale of intangible assets	(38,350,319)	(40,637)	(25,631,385)	(30,517)
Payments for future, forward, option and swap contracts	(4,475,539)	(4,742)	(54,333,349)	(64,689)
Collections from future, forward, option and swap contracts	8,622,118	9,136	13,710,904	16,324
Dividends received	—	—	27,540	33
Interest received	20,774,572	22,013	34,586,244	41,179
Other cash inflows	3,549,909	3,762	—	—
Net cash flows used in investing activities	(696,099,404)	(737,596)	(86,238,337)	(102,675)

Cash flows from (used in) financing activities
Proceeds from long-term loans	448,296,220	475,021	248,718,361	296,125
Proceeds from short-term loans	—	—	273,777	326
Loans from related companies	1,092,247,399	1,157,361	767,682,700	914,006
Payments of loans	(755,433,698)	(800,468)	(84,762,889)	(100,919)
Payments on borrowings and lease liabilities	(17,889,151)	(18,956)	(18,418,666)	(21,929)
Payments of loans to related entities	(1,230,854,131)	(1,304,231)	(1,255,012,700)	(1,494,223)
Dividends paid	(345,072,557)	(365,644)	(401,593,903)	(478,139)
Interest paid	(205,473,569)	(217,723)	(193,172,908)	(229,992)
Other outflows of cash, net	(19,013,832)	(20,147)	2,050,585	2,441
Net cash flows used in financing activities	(1,033,193,319)	(1,094,787)	(934,235,643)	(1,112,304)

Net decrease in cash and cash equivalents before effect of exchange rate movements	(198,386,847)	(210,213)	(314,811,735)	(374,814)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	18,494,876	(47,232)	2,889,326	(5,593)
Net decrease in cash and cash equivalents	(179,891,971)	(257,445)	(311,922,409)	(380,407)
Cash and cash equivalents at beginning of year	563,291,290	642,206	875,213,699	1,022,613
Cash and cash equivalents at end of year	383,399,319	384,761	563,291,290	642,206

4.    ACCOUNTING POLICIES

The main material accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

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

In addition, the Group recognizes right-of-use assets for leases relating to property, plant and equipment in accordance with the criteria established in Note 4.f.1.

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

Goodwill arising from acquisition of companies with functional currencies other than the functional currency of the Parent Company is measured in the functional currency of the acquiree and translated to U.S. dollars using the exchange rate effective as of the date of the statement of financial position.

After initial recognition, goodwill is not amortized, but rather, at the end of each accounting period, or when there are indications thereof, an impairment test is performed to determine whether any impairment has occurred that reduces its recoverable value to an amount lower than the recorded net cost, and if this is the case, the impairment is recorded in the statement of income for the period (see Note 4.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses experienced.

Intangible assets are amortized on a straight-line basis over their useful lives starting from the time they are in use, except for those assets with indefinite useful lives, for which amortization is not applicable. As of December 31, 2025, December 31, 2024, and January 1, 2024, intangible assets with indefinite useful lives amounted to ThUS$9,355, ThUS$7,281, and ThUS$7,507 respectively, mainly related to easements and water rights.

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

In general, these projections cover the next three years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector. As of December 31, 2025, the rates used to extrapolate the projections were between 2.3% and 3.0% (between 2.3% and 3.0% as of December 31, 2024 and between 2.3% and 3.3% as of December 31, 2023).

These flows are discounted to calculate their present value at a pre-tax rate that includes the cost of capital of the business and the geographical zone where it is carried out. This calculation considers the current cost of money and the risk premiums used in general among analysts for the business and geographical zone.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate. The pre-tax discount rates, expressed in nominal terms, applied as of December 31, 2025 ranged from 7.8% to 9.4%, as of December 31, 2024 ranged from 8.6% to 10.9%, and as of December 31, 2023 ranged from 8.2% to 11.0%.

The Company’s approach to allocate value to each key assumption used to project cash flows, considers:

-	Demand evolution: the growth estimate has been calculated based on the projected increase in Gross Domestic Product (GDP), in addition to other assumptions used by the Company regarding the evolution of consumption, such as the growth in the number of customers.
-	Energy purchase and sale prices: based on specifically developed internal projection models. The price of the planned “pool” is estimated by considering a number of determining factors, such as the different technology’ costs and productions and energy demand, among other items.
-	Regulatory measures: an important part of the Company’s business is regulated and subject to extensive standards, which could undergo revisions, either as a result of new laws or the amendment of existing laws, and therefore the projections include adequate application of the current standards, those that are currently being developed, and those expected to be effective during the projected period.
-	Installed capacity: in the estimating of the Group’s installed capacity, the existing facilities are taken into account, as well as the plans for both increasing capacity and capacity closure. The investment plan is constantly updated based on the evolution of the business, quality of service regulations determined by the regulator and changes in the business development strategy adopted by Management. In the generation area, the investments necessary to maintain the installed capacity in adequate operating conditions are taken into account; in the distribution activity, investments for maintenance, improvement and strengthening of the network are considered, as well as the investments necessary to carry out the implementation of the technological improvement plan (e.g. Smart Meters).
-	Hydrology and NCRE: the projections are made from historical series of meteorological conditions and projecting an average year, based on these.
-	Fuel costs for the estimation of fuel costs take into consideration existing supply contracts and based on these long-term projections of oil, gas or coal prices based on forward markets and available analysts’ estimates.
-	Fixed costs: these are projected considering the foreseen level of business activities, both in terms of the evolution of the workforce (considering salary raises in line with the CPI), and in term of other operating and maintenance costs, the level of projected inflation and long-term existing maintenance or other contracts. The efficiencies that the Group is adopting over time are also considered, such as those that arise from the initiatives for the digitalization of internal processes.
-	External sources are always considered to verify the assumptions related to the macroeconomic environment such as price evolution, GDP growth, demand, inflation, interest rates and exchange rates, among others.

Past experience has demonstrated the reliability of the Company's forecasts, which allows it to base key assumptions on historical information. During 2025, the deviations observed with respect to the projections used to perform impairment testing as of December 31, 2024 were not significant and cash flows generated in 2025 remained in a reasonable variance range compared to those expected for that period.

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

Subsequently, the right-of-use asset is measured at cost, adjusted by any re-measurement of the lease liability, less accumulated depreciation and accumulated impairment losses. A right-of-use asset is depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term. The same criteria detailed in Note 4.e are applied to determine whether the right-of-use asset has become impaired.

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

g.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 4.i and 13) and non-current assets and disposal groups held for sale or distribution to owners (see Note 4.k), into three categories:

(i)	Amortized cost

This category includes the financial assets that meet the following conditions (i) the business model that supports the financial assets seeks to maintain such financial assets to obtain contractual cash flows, and (ii) the contractual terms of such financial assets give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI criterion).

Financial assets that meet the conditions established in IFRS 9, to be valued at amortized cost in the Group are: cash equivalents, receivables and, loans. Such assets are recorded at amortized cost, which is the initial fair value, less repayments of principal, plus uncollected accrued interest, calculated using the effective interest method.

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

•	Simplified approach: The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment provision is always recognized related to the lifetime expected credit losses for the asset. This is the approach that the Group has mostly applied because trade receivables represent the main financial asset of Enel Chile and its subsidiaries.

For trade accounts receivable, contractual assets and lease receivables, the Group applies two types of evaluations of expected credit losses:

-	Collective evaluation: based on grouping receivables into specific groups or “clusters”, taking into account each business and the local regulatory context. Receivables are grouped according to the characteristics of customer portfolios in terms of credit risk, maturity information and recovery rates. A specific definition of default is considered for each group.

To measure the expected credit losses collectively, the Group considers the following assumptions:

-	PD: average default estimate, calculated for each group of trade receivables, using a statistical model that considers, among other variables, the normalized payment behavior of customers in each cluster, taking into account a minimum of 24-month historical data;
-	LGD: calculated based on the recovery rates of a predetermined section, discounted at the effective interest rate; and.
-	EAD: accounting exposure at the reporting date, including invoices issued but not due and invoices pending issuance for services rendered, net of potential cash deposits obtained as guarantees.
-	Analytical or individual evaluation: if receivables are considered individually significant by Management and there is specific information regarding any significant increase in the credit risk, the Group applies an individual evaluation of receivables. For the individual evaluation, the PD is obtained mainly from an external supplier, when it is possible to do so, and the LGD through an internal model that considers the recovery rate and other contractual and financial characteristics of receivables. The expected credit loss is obtained by multiplying both factors by the EAD, which is defined as the accounting exposure at the reporting date, including the invoices issued but not due and invoices pending issuance for services rendered, net of potential cash deposits obtained as guarantees.

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

g.4) Financial liabilities other than derivatives

General financial liabilities are initially recognized, at fair value net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest method (see Note 4.g.1).

Lease liabilities are initially measured at the present value of future lease payments, determined in accordance with the criteria described in Note 4.f.1.

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

For transactions in which the Group retains substantially all the inherent risks and rewards of their ownership of the financial asset assigned, it recognizes them as a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 4.g.1.).

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

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	the amount of the liability determined in accordance with the accounting policy described in Note 4.m; and
-	the amount of the asset initially recognized less, if applicable, any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 4.q.
h)	Fair value measurement

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

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero-coupon interest rate curves for each currency. These valuations are performed using external tools such as “Bloomberg”.
•	Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

-	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;
-	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled, and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;
-	For derivatives not traded in active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the closing date of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (asset or liability position) and the risk profile of both the counterparties and the Group itself.
-	For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, measuring the fair value on a net basis is allowed. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

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

At the end of each reporting period, the Group reviews the deferred tax assets and liabilities recognized, and records, any necessary corrections based on the results of this analysis.

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

In addition, the Group evaluates the existence of incremental costs of obtaining a contract with a customer and costs directly related to the fulfillment of a contract with a customer. These costs are recognized as an intangible asset if their recovery is expected to be amortized in a manner consistent with the transfer of the related goods or services. As a practical expedient, the incremental costs of obtaining a contract are recognized as an expense if the amortization period of the asset that would have been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer. As of December 31, 2025, December 31, 2024, and January 1, 2024 incremental costs of obtaining a contract capitalized by the Group primarily relate to commissions paid to sales agents (see Note 14).

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

As it is practically impossible to achieve a unanimous agreement given Enel Chile's highly fragmented share ownership, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other payables, current” and “Payables due to related parties, current”, as appropriate, and recognized in equity.

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

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined using the direct method. It uses the following definitions and related meanings:

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

5.    SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

5.1. General Overview and Industry Structure

The Chilean electricity market is comprised of four main types of local participants: generators, transmission companies, distribution companies, and large customers. The industry’s three core business segments—generation, transmission, and distribution—are required to function in a coordinated and interconnected manner to ensure that electricity is delivered to end customers efficiently, at the lowest possible cost, and in compliance with the quality and safety standards set by regulatory authorities.

Chile’s electricity sector is organized into three primary grids: the National Electric System (SEN, in its Spanish acronym), which stretches from Arica in the north to Chiloé in southern Chile, as well as two smaller isolated grids (Aysén and Magallanes).

Generation

Generators supply electricity to end customers using lines and substations owned by transmission and distribution companies. The Company’s Generation Segment operates on a competitive basis, and generators may sell their energy to unregulated customers and to other generation companies through contracts at freely negotiated prices. They may also sell to distribution companies to supply regulated customers through contracts governed by bidding processes defined by the authorities.

Transmission

Transmission companies own lines and substations with a voltage higher than 23 kV that run from generators’ production points to consumption or distribution centers, charging a regulated toll for the use of their facilities. The transmission segment is a natural monopoly subject to special industry regulations, including antitrust legislation. Tariffs are regulated, and access must be open and guaranteed on a non-discriminatory basis.

Distribution

Distribution companies supply electricity to end customers using electrical infrastructure below 23 kV. The Company’s Distribution and Networks Segment is also a natural monopoly subject to special industry regulations, including antitrust legislation. The distribution network is open access and distribution tariffs are regulated. Distribution companies must supply electricity to regulated customers within their concession area at regulated prices. Pursuant to Law No. 21,194 (“Distribution Tariffs Law”), distribution companies may not enter into new electricity supply contracts with unregulated customers.

Concessions

Hydroelectric generation requires a concession granted by the authorities to operate for an indefinite period; however, other types of electricity generation technologies do not require concessions. Chile’s Ministry of Energy grants distribution concessions for indefinite periods and the right to use public areas for the construction of distribution lines. Distribution companies must supply electricity to all customers requesting service within their concession area. A concession may be declared forfeited if service quality does not meet the specific minimum standards established by the regulator.

Customers

Customers are classified according to their demand as regulated or unregulated. Regulated customers are those with connected capacity of up to 5,000 kW. Unregulated customers are those with connected capacity of more than 5,000 kW. Customers with connected capacity between 300 kW and 5,000 kW may choose to be regulated or unregulated, subject to the respective pricing regime, but must remain in the selected category for at least four years.

Limits on integration and concentration

Antitrust legislation set forth in Decree Law (DFL, in its Spanish acronym) 211 (as amended in 2016 by Law No. 20,945) and the rules applicable to the electricity industry set forth in DFL 4 (“Electricity Law”) and Law No. 20,018 (General Electricity Services Law) have established criteria to prevent economic concentration and abusive market practices in Chile. Companies may participate in different market segments (generation, distribution and transmission) to the extent that they are duly separated, both from an accounting and corporate standpoint. Companies must also comply with the conditions established in Resolution No. 667/2002 and the Distribution Tariffs Law, which are discussed below.

The transmission sector is subject to the most significant restrictions, mainly due to its open access requirements. The Electricity Law establishes that companies that own the National Transmission System (STN, in its Spanish acronym) may not carry out activities in the Company’s Generation or Distribution segments. STN owners must be limited liability corporations. Individual holdings in the STN by companies that operate in another segment of electricity customers or unregulated customers may not exceed, directly or indirectly, 8% of the total investment value of the STN. In addition, the aggregate participation of all such agents in the STN may not exceed 40% of the total investment value.

According to the Electricity Law, there are no market concentration restrictions for Generation and Distribution activities. However, Chilean antitrust authorities have imposed specific measures to increase transparency related to the Company and its subsidiaries through Resolution No. 667/2002 issued by the Competition Tribunal.

Resolution No. 667/2002 provides that Enel Chile must keep its generation and distribution segments separate and manage them as independent business units. Enel Chile, Enel Generación and Enel Distribución are registered with the CMF and must remain subject to its regulatory authority and comply with the regulations applicable to listed corporations, even if any of these companies loses such designation. Members of the Boards of Directors of Enel Chile and its subsidiaries must be elected from different and independent groups, and the external auditors of the companies must be different for local statutory purposes.

Electricity Markets

Generation companies may sell to distribution companies, unregulated end customers or other generation companies through contracts. Generation companies meet their contracted sales requirements with dispatched electricity, either produced by them or purchased from other generation companies in the spot market or through contracts. They balance their contractual obligations with their dispatch by trading deficit and surplus electricity at the spot market price set hourly by the National Energy Coordinator, which is based on the lowest production cost of the last kWh dispatched.

Customers subject to the unregulated pricing regime may negotiate their electricity supply with any supplier; however, they must pay a regulated toll to use the transmission and distribution network. Regulated customers with residential generation units may sell their surplus to their distribution company under certain conditions (net billing regulation). Since November 2018, Law No. 21,118 allows regulated customers with installed residential generation capacity of up to 300 kW to sell their surplus, both on an aggregated and individual basis.

Water rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid can be recovered through monthly tax credits, as from the project start date associated with the water rights. The maximum license fees that can be recovered are those paid during the eight years prior to the start date.

5.2. Regulatory framework

Since its inception, private sector companies have developed the Chilean electricity industry; however, a nationalization process was carried out by the government between 1970 and 1973. During the 1980s, the Electricity Law reorganized the sector, allowing renewed private sector participation. Currently, the industry is governed by the General Electricity Services Law, contained in DFL No. 4/20.018 of 2006 of the Ministry of Economy, Development and Reconstruction, and its subsequent amendments.

Non-Conventional Renewable Energy (ERNC, in its Spanish acronym) has been promoted in Chile since 2008. ERNC refers to wind, solar, geothermal, biomass, ocean (tidal movement, waves, currents and ocean thermal gradient) and small hydroelectric plants with a capacity below 20 MW. Law No. 20,698 (2013) established a mandatory 20% share of ERNC sources as a percentage of total contracted electricity sales for 2025, but it was extended for contracts signed between 2007 and 2013, which have a 10% target for 2024.

5.2.1.Main regulatory authorities

Responsible for setting policy

The Ministry of Energy is the leading regulatory authority in the Chilean energy industry. It enacts and coordinates plans, regulations, policies and standards for the proper functioning of the sector and the development of the industry in Chile.

Responsible for regulation and supervisory body

The National Energy Commission (CNE, in its Spanish acronym) is the entity responsible for approving annual transmission expansion plans, preparing technical regulations, managing the indicative plan for the construction of new electricity generation facilities and proposing regulated tariffs to the Ministry of Energy for approval. The Superintendence of Electricity and Fuels inspects and oversees compliance with the laws, regulations, rules and technical standards applicable to electricity generation, transmission and distribution, as well as liquid fuels and gas, and reports to the Ministry of Energy.

System operator

The National Electric Coordinator (CEN, in its Spanish acronym) is a centralized dispatch center that coordinates the operations of the SEN with an approach that preserves service security in the power system, ensures the most economical operation for the set of facilities in the electric system, and enables open access to all transmission systems, while monitoring service quality of generation and transmission companies. The CEN calculates market balances, which include both energy injections and withdrawals, determines transfers between generation companies and calculates the hourly marginal cost, the price at which energy transfers are carried out in the spot market. However, the CEN does not calculate generation capacity charges. The CNE calculates such prices.

The CEN schedules the energy production of each generation company considering its marginal costs, the maximum capacity that a generator can supply to the system at certain peak hours, statistical information, accounting for maintenance downtime and drought conditions for hydroelectric plants.

5.2.2.Remuneration and tariffs

Remuneration of generators

To reduce operating costs, the CEN applies an efficiency criterion under which, generally, the lowest-cost available producer is required to meet demand at any time. As a result, at any specific level of demand, the appropriate supply is provided at the lowest possible production cost, also known as the marginal cost, available in the system. This hourly marginal cost is the price at which generators trade energy in the spot market, using both their injections (sales) and withdrawals (purchases) to balance their contracted customers’ sales with their production determined by the CEN.

Transmission tariffs

Remuneration of existing national and zonal transmission facilities is determined through a tariff-setting process carried out every four years, regulated by Law No. 20,936. This process determines the annual transmission value, which considers efficient operation and maintenance costs and an annual valuation of investments based on a discount rate determined by the authorities every four years (minimum 7% after taxes) and the useful life of the facilities.

Current regulations establish that transmission remuneration is the sum of tariff revenues and revenues from use charges received by the transmission system, defined as $/kWh by the CNE. Revenues are calculated semi-annually. The tariff-setting process for the 2020-2023 period concluded in February 2023 and had retroactive effects as from January 1, 2020. With respect to the tariff-setting process for the 2024-2027 period, the CNE published the final technical report for the classification of transmission facilities and is currently developing the valuation studies and defining the use charges associated with the different categories of transmission systems. The new tariffs are expected to enter into force once those studies are completed and the respective tariff decrees are processed, in accordance with the timelines established in current regulations.

Distribution tariffs

The Distribution Tariffs Law established new limits on investment returns for distribution companies. Tariffs charged by distribution companies to regulated end customers are set every four years. Tariffs are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge, a public service charge and the value added of electricity distribution (VAD, in its Spanish acronym), allowing distribution companies to recover their investment and operating costs, including a legally mandatory return on investment. The transmission charge reflects the price paid for the transmission and transformation of electricity. The law also prohibits distribution companies from operating in other sectors or industries as from 2021.

The VAD is based on the so-called “efficient model company” within a typical distribution area (ATD, in its Spanish acronym). The CNE determines the VAD for each ATD. Using the resulting VAD, preliminary tariffs are tested to ensure an aggregate industry rate of return between 6% and 8%. However, the Distribution Tariffs Law establishes that the after-tax rate of return for each distributor must be between three percentage points below and two percentage points above the rate of return calculated by the CNE. The actual return on investment for a distribution company depends on its actual performance relative to the standards chosen by the CNE for the efficient model company. The tariff system allows a higher return for distribution companies that are more efficient than the model company.

Electricity regulations establish tariff equalization mechanisms for electricity services. Law No. 20,928 establishes that the maximum tariff that distribution companies may charge residential customers must not exceed the national average tariff by more than 10%. Differences arising from the application of this mechanism are progressively absorbed by the remaining customers subject to regulated prices, below the above-mentioned average, except for those residential users whose average monthly energy consumption in the previous calendar year is less than or equal to 200 kWh.

The process to set the distribution value added for 2020-2024 concluded in July 2024 and is effective retroactively, as from November 4, 2020. The process to set the distribution value added for 2024-2028 is currently ongoing, with the tariffs set for 2020-2024 remaining in force.

5.2.3.Environmental regulations

Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations. These include regulations related to waste disposal (including the discharge of liquid industrial waste), the establishment of industries in areas that may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and has been amended by various regulations, including the Environmental Impact Assessment System Regulation issued in 1997 and amended in 2001. This law establishes a general regulatory framework for the right to live in an environment free from pollution, environmental protection, preservation of nature and conservation of environmental heritage. This law requires companies to conduct an environmental impact study and submit a declaration for future generation or transmission projects.

On September 10, 2014, Law No. 20,780 was enacted, which included fees for the emission of Particulate Matter (PM), NOx, SO2 and CO2 into the atmosphere. For CO2 emissions, the fee is US$ 5 per ton (not applicable to renewable biomass generation). PM, NOx and SO2 emissions are charged the equivalent of US$ 0.10 per ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located, resulting in an additional fee of US$ 0.90 per ton of PM emissions, US$ 0.01 per ton of SO2 emissions, and US$ 0.025 per ton of NOx emissions. This tax entered into force in 2018, and the amount due was calculated based on the previous year’s emissions. All thermal power plants of Enel Generación Chile have established methodologies to measure emissions and pay the related taxes in line with the requirements of the Chilean Superintendence of the Environment.

On June 13, 2022, Law No. 21,455 (Framework Law on Climate Change) was enacted. This law establishes that Chile will be carbon neutral and climate resilient by 2050, which could be brought forward if circumstances allow. To address climate change, the law establishes specific actions for 17 executive departments, as well as powers and obligations at the regional and local levels. It also establishes the Long-Term Climate Strategy, a roadmap detailing how the country will meet its commitments through specific actions over a 30-year period, and requires the preparation of sectoral mitigation and adaptation plans with specific measures and actions to meet these objectives. On December 13, 2024, the Ministry of Energy published the Energy Climate Change Mitigation and Adaptation Plan, which contains 15 key actions, with 13 specific measures set out under 3 main pillars (mitigation, adaptation, and integration and means of implementation).

5.2.4.Regulatory matters

2019 – 2025 Laws

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

On August 2, 2022, the Ministry of Energy published Law No. 21,472 (the “CPM Law”), which creates a tariff stabilization fund and establishes a new mechanism for transitory stabilization of electricity prices for customers subject to price regulation. Through this law, a Transitory Customer Protection Mechanism (“CPM”) was established to stabilize energy prices for the National Electric System and medium-sized systems complementary to those established in Law No. 21,185, for customers subject to price regulation provided by concessionaire companies of public distribution services regulated by the General Electricity Services Law. The objective of the CPM is to pay the differences that arise between the billing of distribution companies to end customers for the energy and power component, and the amount payable for the electric supply to generation companies. The resources accounted for in the operation of the CPM shall not exceed US$1.8 billion, and its validity shall extend until the balances originated by the application of this law are extinguished. As of 2023, the CNE will make a semiannually forecast of the total payment of the remaining final balance for a date no later than December 31, 2032. Exempt Resolution No. 86 was published on March 14, 2023, and Exempt Resolution No. 334 (as amended by Exempt Resolution No. 379 of August 8, 2024) was published on August 9, 2023. The Exempt Resolutions established, among other matters, certain provisions, procedures, deadlines and conditions for the proper implementation of the CPM Law.

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

(iii)	Law No. 21,667 - Amends several laws on Tariff Stabilization

On April 30, 2024, Law No. 21,667 was published, which establishes, among other aspects, four significant items:

a.	It will allow the generation companies not to accumulate more debt, since the tariffs for customers subject to price regulation will gradually return to the real costs of energy and voltage price.
b.	The generation companies will recover the balances generated by Laws Nos. 21,185 and 21,472, the PEC and CPM stabilization mechanisms, respectively.
c.	The FET limit increased to US$5.5 billion, of which the additional amount of US$3.7 billion will have a 30% government guarantee. Such balances must be paid no later than December 31, 2035.
d.	The most vulnerable users will be protected through the creation of an electricity subsidy.

Furthermore, customers recording monthly consumption exceeding 350 kWh will pay the actual price of energy and capacity starting from the publication of the average node price decree for the first half of 2024, plus an additional charge (CPM charge) that will allow the extinguishment of the accumulated debt from the PEC and CPM stabilization mechanisms. Customers recording monthly consumption of 350 kWh or less will pay the actual price of energy and capacity starting from the publication of the decree for the second half of 2024, and from the decree for the first half of 2025, the CPM charge will be added.

6.    CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2025, December 31, 2024, and January 1, 2024 is as follows:

	As of December 31,		As of January 01,
	2025	2024	2024
	ThUS$	ThUS$	ThUS$
Cash balances	213	28	197
Bank balances	381,655	223,580	156,248
Time deposits	80,056	38	364,825
Other fixed-income instruments	—	161,115	120,936
Total	461,924	384,761	642,206

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions on cash and cash equivalents.

b)	The detail, by type of currency, of the above balance is as follows:

	As of December 31,		As of January 01,
Other payments from operating activities	2025	2024	2024
Currency	ThUS$	ThUS$	ThUS$
Chilean peso	103,917	247,383	512,221
U.S. dollar	357,864	137,191	129,815
Argentine peso	16	—	12
Euro	83	149	117
UF	44	38	41
Total	461,924	384,761	642,206

For further detail of the Statement of Cash Flows see below:

c)	The following table presents the cash flows used in “Other payments for operating activities” included in the Statement of Cash Flows for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Other payments from operating activities	ThUS$	ThUS$	ThUS$
VAT tax debit	(99,438)	(77,993)	(98,620)
Insurance premiums	(42,418)	(33,559)	(30,813)
Tax on emissions	(11,362)	(15,578)	(24,655)
Other	(14,292)	(13,338)	(11,659)
Total	(167,510)	(140,468)	(165,747)

d)	The following table provides the details of cash flows arising from the loss of control of subsidiaries or other businesses disclosed in the Statement of Cash Flows as of December 31, 2025, 2024 and 2023.

	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Cash received from the sale of Arcadia Generación Solar S.A.	—	—	621,355
Cash and cash equivalents outflow related to Arcadia Generación Solar S.A. exiting the Group	—	—	(2,138)
Total	—	—	619,217

e)	Other proceeds from the sale of interests in joint ventures

As of December 31, 2023, the cash amount represents the proceeds from the sale of its 50% interest in the joint venture Sociedad de Inversiones K Cuatro SpA, completed in December 2022 by the Company’s subsidiary Enel X Chile. On June 30, 2023, Enel X Chile received a payment of ThUS$17,647, representing 50% of the total sale consideration. The remaining 50%, amounting to ThUS$17,669, was received on December 22, 2023.

f)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025, 2024 and 2023:

		Short-term loans	Long-term loans	Lease liabilities	Assets held to cover liabilities arising from financing activities	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Opening balance as of January 1, 2025	236,199	3,401,910	295,652	(8,614)	3,925,147
Cash flows from (used in) financing activities	From	—	190,000	—	73,160	263,160
	Used	(281,733)	(190,000)	(36,535)	—	(508,268)
	Interest paid	(174,159)	—	(177)	—	(174,336)
	Total cash flows from financing activities	(455,892)	—	(36,712)	73,160	(419,444)
Movements that do not represent cash flows	Movements in fair value	62,092	5,826	—	14,231	82,149
	Foreign currency translation differences	3,517	(1,706)	46,594	(24,676)	23,729
	Financial costs (1)	173,238	5,669	24,871	(347)	203,431
	New leases	—	—	88,035	—	88,035
	Other Movements	469,764	(379,840)	(8,243)	(72,738)	8,943
	Closing balance as of December 31, 2025	488,918	3,031,859	410,197	(18,984)	3,911,990

	Detail by category
	Payables due to related parties (see Note 10.1. b)	167,101	861,531	—	—	1,028,632
	Interest-bearing loans (See Note 20.1)	259,461	2,161,366	—	—	2,420,827
	Cash flow hedges (See Note 23.2.a)	62,356	8,962	—	(18,984)	52,334
	Lease liabilities (See Note 21)	—	—	410,197	—	410,197
	Closing balance as of December 31, 2025	488,918	3,031,859	410,197	(18,984)	3,911,990

		Short-term loans	Long-term loans	Lease liabilities	Assets held to hedge liabilities arising from financing activities	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Opening balance as of January 1, 2024	827,492	3,348,867	305,617	(62,960)	4,419,016
Cash flows from (used in) financing activities	From	—	1,632,383	—	65,282	1,697,665
	Used	(1,052,502)	(1,137,625)	(18,956)	—	(2,209,083)
	Interest paid	(214,929)	—	(2,794)	—	(217,723)
	Total cash flows from financing activities	(1,267,431)	494,758	(21,750)	65,282	(729,141)
Movements that do not represent cash flows	Movements in fair value	6,590	(5,036)	(25)	138	1,667
	Foreign currency translation differences	3,756	2,674	(23,809)	(8,277)	(25,656)
	Financial costs (1)	213,830	7,746	11,990	(2,797)	230,769
	New leases	—	—	43,905	—	43,905
	Other Movements	451,962	(447,099)	(20,276)	—	(15,413)
	Closing balance as of December 31, 2024	236,199	3,401,910	295,652	(8,614)	3,925,147

	Detail by category
	Payables due to related parties (see Note 10.1. b)	167,097	1,019,514	—	—	1,186,611
	Interest-bearing loans (See Note 20.1)	61,447	2,377,162	—	—	2,438,609
	Cash flow hedges (See Note 23.2.a)	7,655	5,234	—	(8,614)	4,275
	Lease liabilities (See Note 21)	—	—	295,652	—	295,652
	Closing balance as of December 31, 2024	236,199	3,401,910	295,652	(8,614)	3,925,147

		Short-term loans	Long-term loans	Lease liabilities	Assets held to hedge liabilities arising from financing activities	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Opening balance as of January 1, 2023	566,603	3,891,875	275,379	(66,355)	4,667,502
Cash flows from (used in) financing activities	From	400,014	810,443	—	13,082	1,223,539
	Used	(1,010,370)	(595,413)	(21,929)	—	(1,627,712)
	Interest paid	(218,901)	—	(11,091)	—	(229,992)
	Total cash flows from financing activities	(829,257)	215,030	(33,020)	13,082	(634,165)
Movements that do not represent cash flows	Sales of subsidiaries	—	—	—	—	—
	Movements in fair value	46,378	(44,273)	—	(12,762)	(10,657)
	Foreign currency translation differences	11,028	97,377	4,221	5,493	118,119
	Financial costs (1)	217,065	5,631	11,535	(2,418)	231,813
	New leases	—	—	56,201	—	56,201
	Other Movements	815,675	(816,773)	(8,699)	—	(9,797)
	Closing balance as of December 31, 2023	827,492	3,348,867	305,617	(62,960)	4,419,016

	Detail by category
	Payables due to related parties (See Note 10.1. b)	167,112	1,179,760	—	—	1,346,872
	Interest-bearing loans (See Note 20.1)	618,183	2,163,402	—	—	2,781,585
	Cash flow hedges (See Note 23.2.a)	42,197	5,705	—	(62,960)	(15,058)
	Lease liabilities (See Note 21)	—	—	305,617	—	305,617
	Closing balance as of December 31, 2023	827,492	3,348,867	305,617	(62,960)	4,419,016

(1) Relates to accrual of interest.

7.    OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2025, December 31, 2024, and January 1, 2024, is as follows:

	Current			Non-current
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets at fair value through profit or loss	—	—	—	—	2,328	—
Financial assets at fair value through other comprehensive income	128	128	146	2,335	2,335	2,652
Financial assets measured at amortized cost	648	10,846	10,891	2,714	—	—
Hedging derivatives	206	8,614	66,137	19,021	—	10,576
Non-hedging derivatives	—	—	52	—	—
Total	982	19,588	77,226	24,070	4,663	13,228

8.    OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)	Other non-financial assets

The detail of other non-financial assets as of December 31, 2025, December 31, 2024, and January 1, 2024 is as follows:

	Current			Non-current
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Value-added tax fiscal credit and other taxes	101,937	77,666	47,545	3,123	120,348	238,868
Prepaid expenses	62,901	71,499	63,491	—	—	—
Water right credits	—	—	—	—	18,285	16,440
Spare-parts with a consumption schedule of more than 12 months	—	—	—	8,311	7,468	9,576
Guarantee deposits	—	—	—	2,420	1,779	4,507
Other	7,717	4,543	3,540	632	1,246	2,401
Total	172,555	153,708	114,576	14,486	149,126	271,792

b)	Other non-financial liabilities

The detail of other non-financial liabilities as of December 31, 2025, December 31, 2024, and January 1, 2024 is as follows:

	Current			Non-current
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Value-added tax fiscal credit and other taxes	32,269	32,026	22,416	—	—	—
Deferred revenue from energy sales (1)	13,983	17,092	15,428	15,103	36,593	59,613
Deferred revenue from transfer of networks	5,822	7,105	2,226	—	—	—
Deferred revenue from retail businesses	113	6,850	5,468	—	—	—
Deferred revenue from other services	7,028	279	1,681	18	19	—
Deferred revenue from connections	279	253	476	—	—	—
Deferred revenue from lighting services	3,827	125	548	—	—	-
Reimbursable financial contributions	217	168	137	577	774	1,063
Other	72	66	—	326	359	-
Total	63,610	63,964	48,380	16,024	37,745	60,676
(1)	Prepaid income related to energy sales contracts.

9.    TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2025, December 31, 2024, and January 1, 2024 is as follows:

	Current			Non-current
Trade and Other Receivables, Gross	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, gross	1,516,309	1,591,329	1,740,630	1,109,665	1,166,226	1,045,158
Trade receivables, gross	1,347,672	1,507,914	1,627,724	994,594	1,068,931	883,872
Accounts receivable due from finance leases, gross	21,604	18,462	23,663	110,250	92,446	157,293
Other receivables, gross	147,033	64,953	89,243	4,821	4,849	3,993

	Current			Non-current
Trade and Other Receivables, Net	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, net	1,386,241	1,495,258	1,652,333	1,105,384	1,163,370	1,030,279
Trade receivables, net	1,232,090	1,424,706	1,552,619	992,830	1,067,198	870,102
Accounts receivable due from finance leases, net	21,075	18,297	23,503	107,733	91,323	156,184
Other receivables, net (1)	133,076	52,255	76,211	4,821	4,849	3,993
(1)	The detail of other accounts receivable is as follows:

	Current			Non-current
Other receivables, net (1)	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables from employees	16,323	14,962	15,845	3,107	3,756	2,430
Advances to suppliers and creditors	17,154	16,590	44,858	—	519	588
Insurance receivables (i)	70,986	2,001	—	—	—	—
Other receivables for - deposits in transit and other	21,698	14,755	11,017	—	—	—
Other	6,915	3,947	4,491	1,714	574	975
Total	133,076	52,255	76,211	4,821	4,849	3,993

(i) This corresponds to accounts receivable from insurance companies which, given the progress of the settlement process, are considered virtually certain. As of December 31, 2025, it includes ThUS$ 55,553 from the Generation segment, mainly related to claims arising from prior-year events at the Atacama, Abanico, Quintero and Guanchoi power plants, and ThUS$ 15,433 from the Distribution segment, related to non-recurring events that resulted in service interruptions to end users. (See Note 28).

a.1) Variance in gross trade accounts receivable:

a.1.i) As of December 31, 2025, current trade accounts receivable decreased by ThUS$160,242 in comparison to as of December 2024, explained mainly by the sale of accounts receivable in the amount ThUS$235,181 (see section a.2. of this sales detail note). The above was partially offset by: (i) an increase of ThUS$54,652 in accounts receivable from the application of the regulated customers rate stabilization mechanism, of which ThUS$176,495 correspond to transfers from the non‑current portion, an amount that is reduced by collections for the period amounting to ThUS$ 121,842; and (ii) an increase of ThUS$47,448 for U.S. dollar translation of accounts receivable from the regulated customers of Enel Distribución Chile denominated in Chilean pesos.

a.1.ii) Conversely, non‑current trade accounts receivable decreased by ThUS$74,337 compared to 2024 year‑end. This is mainly explained by: (i) a decrease of ThUS$176,495 in accounts receivable arising from the application of regulated customer rate stabilization mechanisms due to transfers to the short‑term, and (ii) a decrease of ThUS$7,339 related to lower agreements with regulated customers. These effects were partially offset by: (i) an increase of ThUS$101,971 resulting from the U.S. dollar translation of trade receivables denominated in Chilean pesos from Enel Distribución Chile, and (ii) an increase of ThUS$18,875 due to the application of the laws that establish rate stabilization mechanisms for regulated customers.

The rate stabilization mechanisms were established by Laws No. 21,185, 21,472 and 21,667 (for further information, see Note 5.2.4 subparagraphs i, ii and iii).

As an effect of the application of the aforementioned laws, and after eliminating transactions between related companies, the accounting effects recorded by the Group are summarized as follows:

-	Classification as current of ThUS$340,501 in trade accounts receivable as of December 31, 2025 (ThUS$535,136 and ThUS$495,719 as of December 31, 2024 and January 1, 2024, respectively) and of ThUS$177,975 in suppliers for energy purchases as of December 31, 2025 (ThUS$130,967 and ThUS$0 as of December 31, 2024 and January 1, 2024, respectively).
-	Classification as non‑current of ThUS$984,292 in trade accounts receivable as of December 31, 2025 (ThUS$1,050,006 and ThUS$855,716 as of December 31, 2024 and January 1, 2024, respectively) and of ThUS$985,379 in suppliers for energy purchases as of December 31, 2025 (ThUS$968,952 and ThUS$678,432 as of December 31, 2024 and January 1, 2024, respectively). See Note 24.
-	Higher finance income in the amount of ThUS$10,457 as of December 31, 2025 (ThUS$26,955 and ThUS$81,927 as of December 31, 2024 and 2023, respectively). See Note 34, numbers (1) and (2).
-	Higher finance costs in the amount of ThUS$2,949 as of December 31, 2025 (ThUS$3,631 and ThUS$4,005 as of December 31, 2024 and 2023, respectively). See Note 34.
-	Net foreign currency translation loss in the amount of ThUS$14,585 as of December 31, 2025 (foreign currency translation loss of ThUS$61,672 as of December 31, 2024) and (foreign currency translation gain of ThUS$18,606 as of December 31, 2023), due to dollarization of accounts receivable pending billing. See Note 34.

The aforementioned trade and non-trade concepts, while included in the model to determine impairment losses (see Note 4.g.3), have no significant impact as of December 31, 2025, December 31, 2024, and January 1,2024, due to the nature of these items: invoices not yet issued, invoices not yet due, or past due invoices within normal business ranges.

a.2) Assignment of rights and sale of trade receivables

I.	Distribution Segment
•	In December 2020, December 2023 and January 2024, the Company’s subsidiary Enel Distribución Chile signed master agreements with Inter‑American Investment Corporation (IDB), Banco BCI and Banco Santander, respectively, by virtue of which, from time to time and during the term of those agreements, Enel Distribución Chile may assign its collection rights and derive a part of the accounts receivable from energy sales made to certain customer segments. The agreement with IDB expired in December 2024. In this context, as of December 31, 2025, collection rights in the amount of ThUS$840,080 (ThUS$738,417 and ThUS$605,263 as of December 31, 2024 and January 1, 2024, respectively) were assigned and, following the accounting criterion described in Note 4.g.6, the inflow of cash obtained in the transaction implied derecognizing trade accounts receivable and recognizing a finance cost of ThUS$12,918 (ThUS$10,847 and ThUS$12,684 as of December 31, 2024 and 2023, respectively).
•	As indicated above, Enel Distribución Chile can continue to make new transfers of collection rights from time to time. The completion of additional transfers of collection rights will depend on Management’s analysis and ongoing evaluation of the cash needs and market conditions.

II.	Generation Segment
•	On January 20, 2021, the Company’s subsidiaries Enel Generación Chile and Enel Green Power Chile signed a “Joinder” agreement, whereby they became parties to the “Commitment and Engagement Letter” dated December 31, 2020, which is subject to foreign governing law. The “Commitment and Engagement Letter” was entered into by Goldman Sachs & Co. LLC and Goldman Sachs Lending Partners LLC, among others. Subsequently, on January 29, 2021, Enel Generación Chile and Enel Green Power Chile entered into a “Commitment Agreement” (also subject to foreign governing law), with the Inter-American Investment Corporation (IDB Invest). The purpose of these agreements is to regulate the terms and conditions for the sale and assignment, by Enel Generación Chile and Enel Green Power Chile of balances generated in their favor (the “Balances”) by applying the transitional electricity price stabilization mechanism to customers who are subject to tariff rate regulation, as established by Law No. 21,185.

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

On August 14, 2023, Enel Generación Chile S.A. and Enel Green Power Chile S.A. entered into an agreement with the IDB Invest as the buyer. Under this agreement, they agreed to sell, assign, and transfer to the buyer certain Treasury Payment Documents related to Law No. 21,472, for an approximate amount of up to US$606 million for Enel Generación Chile S.A. and US$34.8 million for Enel Green Power Chile S.A.

Detail of sales and disposals:

-

On May 12, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Balances to Chile Electricity PEC SpA with a nominal value of approximately US$48 million and US$3 million, respectively.

-

On August 30, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Payment Documents to IDB Invest with a nominal value of approximately US$294.8 million and US$17.2 million, respectively.

-

On October 30, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Payment Documents to IDB Invest with a nominal value of approximately US$ 15.9 million and US$1.03 million, respectively.

-

On December 28, 2023, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Payment Documents to IDB Invest with a nominal value of approximately US$14.7 million and US$0.95 million, respectively.

-

On January 17, 2024, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Notes to IDB Invest with a nominal value of approximately US$14.2 million and US$0.9 million, respectively.

-	On May 31, 2024, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Notes to IDB Invest with a nominal value of approximately US$50.8 million and US$3.6 million, respectively.

-

On August 9, 2024, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Notes to IDB Invest with a nominal value of approximately US$12.7 million and US$1.0 million, respectively.

-

On October 24, 2024, Enel Generación Chile and Enel Green Power Chile sold and assigned Treasury Payment Documents to IDB Invest with a nominal value of approximately US$592.5 million and US$21.4 million, respectively.

-	On April 3, 2025, Enel Generación Chile sold and assigned Treasury Payment Documents to IDB Invest with a nominal value of approximately US$ 235.2 million.

As a result of the sales and transfers of balances performed during the year ended December 31, 2025 and 2024, Enel Generación Chile and Enel Green Power Chile did not recognize financial costs (ThUS$8,585 and ThUS$532 as of December 31, 2023, respectively).

In addition, during the year 2025, Enel Generación Chile and Enel Green Power Chile conducted sales of short‑term receivables, other than those originating from the application of Laws No. 21,185, No. 21,472 and No. 21,667, for a nominal value of ThUS$1,608,266 and ThUS$68,978, respectively (ThUS$1,588,768 and ThUS$54,681, respectively, as of December 31, 2024, and ThUS$1,524,061 and ThUS$48,122, respectively, as of December 31, 2023), recognizing a financial cost of ThUS$7,365 and ThUS$261 (ThUS$9,630 and ThUS$496, respectively, as of December 31, 2024, and ThUS$14,001 and ThUS$479, respectively, as of December 31, 2023).

The financial cost implications as previously outlined for the Distribution and Generation segments, for the period ended December 31, 2025 total ThUS$20,544 (ThUS$20,973 and ThUS$36,280 as of December 31, 2024 and 2023, respectively). (See Note 34 (6)).

a.3) Other

There are no restrictions on the disposal of these types of receivables in a significant amount.

The Group has one customer in the Generation segment, Compañía General de Electricidad S.A., whose sales represent 10% or more of its revenue for the periods ended December 31, 2025, 2024 and 2023.

For amounts, terms and conditions related to receivables due from related parties, refer to Note 10.1.

b)	Financial lease receivables

As of December 31, 2025, December 31, 2024, and January 1, 2024 future collections on financial lease receivables are the following:

	12-31-2025			12-31-2024			01-01-2024
	Gross	Interest	Present value	Gross	Interest	Present value	Gross	Interest	Present value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Less than one year	25,159	3,555	21,604	21,476	3,014	18,462	29,520	5,857	23,663
From one to two years	16,694	1,704	14,990	14,972	1,446	13,526	17,291	2,013	15,278
From two to three years	14,428	1,321	13,107	12,804	1,076	11,728	14,874	1,446	13,428
From three to four years	12,083	986	11,097	10,575	792	9,783	12,697	945	11,752
From four to five years	9,682	729	8,953	9,030	550	8,480	10,242	313	9,929
More than five years	69,580	7,477	62,103	55,475	6,546	48,929	124,750	17,844	106,906
Total	147,626	15,772	131,854	124,332	13,424	110,908	209,374	28,418	180,956

The amounts correspond to the performance of public lighting projects, mainly for municipalities, and the fleet of electric buses for public transportation with their respective charging stations.

In addition, as of December 31, 2025, financial income from lease debtors reached ThUS$2,677 (ThUS$2,218 and ThUS$3,703 as of December 31, 2024 and 2023, respectively).

c)	As of December 31, 2025, December 31, 2024, and January 1, 2024, the analysis of past-due, unpaid trade receivables, but for which no impairment losses have been recorded, is detailed as follows:

	As of December 31,		As of January 01,
	2025	2024	2024
Trade receivables due and unpaid but for which no impairment losses have been recorded	ThUS$	ThUS$	ThUS$
Less than three months	55,509	46,100	45,108
Between three and six months	14,046	13,473	16,143
Between six and twelve months	14,556	7,086	20,740
More than twelve months	68,480	86,747	202,567
Total	152,591	153,406	284,558

d)	The movement of impairment loss of trade receivables, determined according to Note 4.g.3, is detailed as follows:

Current and
Non-current
Trade receivables due and unpaid, with impairment losses	ThUS$
Balance as of January 1, 2024	103,176
Increases (decreases) for the period	19,529
Amounts written off	(10,998)
Increases (decreases) in foreign currency translation differences	(12,780)
Balance as of December 31, 2024	98,927
Increases (decreases) for the period (1)	38,658
Amounts written off	(15,367)
Increases (decreases) in foreign currency translation difference	12,131
Balance as of December 31, 2025	134,349
(1)	Impairment losses on trade receivables amounted to ThUS$38,658 during 2025, representing a 95.97% increase compared to the previous year (See Note 31(b)). This increase is mainly due to the Distribution segment, primarily driven by a higher expected credit loss associated with residential customers.

Write-offs of doubtful accounts

The write-off of doubtful accounts is performed once all collections proceedings have been exhausted, including judicial proceedings, and proof of the debtors’ insolvency has been obtained. In the case of the Company’s Generation segment, the process normally considers at least one year of proceedings. In the Company’s Distribution segment, the process takes less than 24 months. Overall, the risk of uncollectability and, therefore, the write-off of the Company’s customers, is limited. (See Notes 4.g.3 and 22.5).

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

Enel Chile S.A. provides administrative services to its subsidiaries, through a centralized cash contract used to finance cash deficits or consolidate cash surpluses. These accounts may have a debtor or creditor, which may be short-term and/or long-term, and are prepayable. For short-term transactions, the interest rate applied is variable and reflects market conditions. To reflect these market conditions, short-term interest rates are periodically reviewed through an update procedure approved by the Boards of Directors of the respective companies. Long-term operations can be for 1 year with a variable interest rate or 3 years with a fixed rate, with rates quoted in the market at the time of allocation to reflect market conditions.

10.1 Balances and transactions with related parties

The balances of receivables and payable as of December 31, 2025, December 31, 2024, and January 1, 2024, are as follows:

a)	Receivables from related parties

						Current			Non-current
Taxpayer ID No.	Company	Country	Relationship	Currency	Transaction Description	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	US$	Other Services	276	250	282	—	—	—
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Common Immediate Parent	US$	IT Services	1,929	1,881	1,904	—	—	—
Foreign	Enel Generacion El Chocón S.A.	Argentina	Common Immediate Parent	US$	Engineering Services	17	17	17	—	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Engineering Services	572	18	18	—	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Other Services	1,804	2,227	2,120	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	IT Services	2,697	909	875	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Other Services	404	333	168	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Administrative Services	5,928	2,971	1,293	—	—	—
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Common Immediate Parent	US$	Other Services	84	84	77	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Technical Services	—	—	810	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Other Services	—	—	1,584	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Administrative Services	—	—	595	—	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associated	US$	Advance for Gas Purchase	26,675	19,742	4,547	—	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Engineering Services	2,271	2,360	1,651	—	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Other Services	22	11	63	—	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other Services	—	—	15	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Sale of Materials	1,916	—	—	—	—	—
Foreign	Enel North America Inc	United States	Common Immediate Parent	CLP	Other Services	248	234	256	—	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Other Services	80	69	26	—	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Other Services	971	527	561	—	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Commodity derivatives	5,051	2,128	27,063	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Engineering Services	2,062	697	702	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Technical Services	2,040	2,063	2,085	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Other Services	385	950	767	—	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Other Services	685	601	640	—	—	—
Foreign	Enel Innovation Hubs Srl	Italy	Common Immediate Parent	EUR	IT Services	—	36	127	—	—	—
Foreign	Enel Italia SrL.	Italy	Common Immediate Parent	EUR	Other Services	1,783	1,536	1,640	—	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other Services	337	298	317	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other Services	1,377	1,171	1,163	—	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other Services	66	58	62	—	—	—
Foreign	Enel Green Power Morocco	Morocco	Common Immediate Parent	EUR	Other Services	946	701	662	—	—	—
Foreign	Chinango S.A.C.	Peru	Common Immediate Parent	US$	Engineering Services	—	—	22	—	—	—
Foreign	Enel Distribución Perú S.A.	Peru	Common Immediate Parent	US$	IT Services	—	—	276	—	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	US$	Engineering Services	—	—	3,760	—	—	—
Foreign	Enel Generación Perú S.A.	Peru	Common Immediate Parent	US$	Other Services	—	—	244	—	—	—
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	US$	Engineering Services	—	43	9	—	—	—
Foreign	Enel Generación Piura S.A.	Peru	Common Immediate Parent	US$	Other Services	817	652	—	—	—	—
Foreign	EGP Magdalena Solar SA de CV	Mexico	Common Immediate Parent	US$	Engineering Services	368	368	—	—	—	—
Foreign	Energetica Monzon S.A.C.	Peru	Common Immediate Parent	US$	Engineering Services	—	—	916	—	—	—
		Total				61,811	42,935	57,317	—	—	—

b)	Payables to related parties

						Current			Non-current
Taxpayer ID No.	Company	Country	Relationship	Currency	Transaction Description	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Argentina S.A.	Argentina	Common Immediate Parent	US$	Other Services	2	2	—	—	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	IT Services	94	97	97	—	—	—
Foreign	Enel Trading Argentina S.R.L.	Argentina	Common Immediate Parent	US$	Other Services	22	22	21	—	—	—
Foreign	Enel Brasil S.A.	Brazil	Common Immediate Parent	US$	Other Services	101	101	113	—	—	—
Foreign	Enel X Brasil Gerenciamento de Energia Ltda	Brazil	Common Immediate Parent	US$	IT Services	—	13	12	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	CLP	Other Services	5	—	827	—	—	—
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	US$	Other Services	426	667	241	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Other Services	—	—	3,995	—	—	—
77.569.067-4	Enel X Way Chile SpA	Chile	Associated	CLP	Administrative Services	—	—	2,551	—	—	—
76.418.940-K	GNL Chile S.A.	Chile	Associated	US$	Gas Purchase	21,477	17,474	14,945	—	—	—
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Common Immediate Parent	US$	Other Services	937	833	964	—	—	—
Foreign	Enel Colombia S.A. ESP.	Colombia	Common Immediate Parent	US$	Other Services	196	205	99	—	—	—
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other Services	—	33	35	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Coal purchase	—	594	594	—	—	—
Foreign	Endesa Generación	Spain	Common Immediate Parent	EUR	Other Services	46	192	196	—	—	—
Foreign	Enel Green Power España SL	Spain	Common Immediate Parent	EUR	Other Services	933	1,278	814	—	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	IT Services	—	—	25	—	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	Other Services	260	674	369	—	—	—
Foreign	Enel Iberia SRL	Spain	Common Immediate Parent	EUR	Engineering Services	—	—	—	—	—	—
Foreign	Enel Green Power North America Inc	United States	Common Immediate Parent	US$	Other Services	517	114	515	—	—	—
Foreign	Enel Green Power North America Inc	United States	Common Immediate Parent	US$	Technical Services	—	—	251	—	—	—
Foreign	Enel Finance International NV (*)	Netherlands	Common Immediate Parent	US$	Loan payable	167,101	167,097	167,112	861,531	1,019,514	1,179,760
Foreign	Cesi S.p.A.	Italy	Common Immediate Parent	EUR	Engineering Services	10	12	130	—	—	—
Foreign	Enel X Advisory Services S.r.L.	Italy	Common Immediate Parent	EUR	Technical Services	8	7	—	—	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Technical Services	186	508	2,250	—	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	IT Services	109	3,077	8,862	—	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	EUR	Other Services	240	—	272	—	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Other Services	85	—	614	—	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Engineering Services	—	28	30	—	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Commodity Derivatives	7,717	1,358	34,106	—	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	Technical Services	1,642	1,467	5,797	—	—	—
Foreign	Enel Global Trading S.p.A.	Italy	Common Immediate Parent	EUR	IT Services	228	313	733	—	—	—
Foreign	Enel Green Power Italia	Italy	Common Immediate Parent	EUR	Engineering Services	1,065	711	745	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	US$	Other Services	—	—	279	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Technical Services	7,617	9,032	35,697	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Engineering Services	13,701	14,176	19,048	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	Other Services	84	3,757	7,136	—	—	—
Foreign	Enel Green Power Spa	Italy	Common Immediate Parent	EUR	IT Services	1,825	2,250	8,757	—	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Other Services	641	—	372	—	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	IT Services	9,744	2,133	19,026	—	—	—
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	EUR	Technical Services	3,785	2,541	9,569	—	—	—
Foreign	Enel Italia S.p.A	Italy	Common Immediate Parent	EUR	IT Services	—	698	815	—	—	—
Foreign	Enel Italia S.p.A	Italy	Common Immediate Parent	EUR	Other Services	3,211	2,067	2,189	—	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other Services	—	—	129	—	—	—
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Engineering Services	2,155	1,490	1,677	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	CLP	Dividends	104,286	40,341	140,285	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	US$	Dividends	—	2	2	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Technical Services	3,946	4,625	7,137	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	IT Services	3,413	2,495	3,334	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Other Services	746	1,258	4,098	—	—	—
Foreign	Enel S.p.A.	Italy	Parent	EUR	Financial Guarantee Service	2,367	1,704	1,362	—	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other Services	335	—	129	—	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	IT Services	268	261	496	—	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Technical Services	8,413	—	—	—	—	—
Foreign	Consorzio DAP	Italy	Common Immediate Parent	EUR	Other Services	474	—	—	—	—	—
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Technical Services	—	13,631	16,677	—	—	—
Foreign	Gridspertise s.r.l.	Italy	Common Immediate Parent	EUR	IT Services	1,501	24	1,854	—	—	—
		Total				371,919	299,362	527,383	861,531	1,019,514	1,179,760

(*) See items d) and e) below.

c)	Significant transactions and effects on profit or loss:

The significant transactions with related companies that are not consolidated are as follows:

					For the years ended December 31,
Taxpayer ID No.	Company	Country	Relationship	Transaction Description	2025	2024	2023
					ThUS$	ThUS$	ThUS$
Foreign	Endesa Generación, S.A.U.	Spain	Common Immediate Parent	Sale of PPE	—	—	26,675
Foreign	Enel Colombia S.A.S.	Colombia	Common Immediate Parent	Engineering Services	—	—	(3,218)
94.271.000-3	Enel Américas S.A.	Chile	Common Immediate Parent	Provision of administration services and others	5,671	7,088	9,949
76.418.940-K	GNL Chile S.A.	Chile	Associated	Gas consumption	(350,813)	(237,183)	(255,778)
76.418.940-K	GNL Chile S.A.	Chile	Associated	Gas Sales	7,292	—	7,844
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	Technical Services	—	(6,153)	(5,783)
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	IT Services	(6,360)	—	—
Foreign	Enel Global Services S.r.l.	Italy	Common Immediate Parent	IT Services	—	(2,584)	(2,399)
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	IT Services	(4,904)	(3,274)	(3,899)
Foreign	Enel Grids S.r.L	Italy	Common Immediate Parent	Technical Services	(3,582)	(3,217)	(4,147)
Foreign	Enel S.p.A.	Italy	Parent	Technical Services	(3,540)	(3,870)	(4,721)
Foreign	Enel S.p.A.	Italy	Parent	Financial expenses	—	(4,021)	(1,088)
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Commodity derivatives	—	(19,796)	186,283
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Gas Sales	97,152	20,370	—
Foreign	Enel Global Trading SpA.	Italy	Common Immediate Parent	Technical Services	(1,540)	(1,538)	(1,759)
Foreign	Enel Finance International NV	Netherlands	Common Immediate Parent	Financial expenses	(35,605)	(67,172)	(67,361)
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	Technical Services	(11,721)	(12,636)	(15,209)
Foreign	Enel Green Power SpA	Italy	Common Immediate Parent	IT Services	(4,165)	—	—
Foreign	Gridspertise S.r.L.	Italy	Common Immediate Parent	Purchase of materials	(1,672)	(385)	(3,415)

The transactions detailed in the preceding table include all transactions that exceed ThUS$2,000, by counterparty and nature of the transactions.

d)	Undiscounted contractual cash flows

The estimates of undiscounted cash flows for loans payable as of December 31, 2025, December 31, 2024, and January 1, 2024:

					12-31-2025
					Maturity			Maturity
Taxpayer ID No.	Company	Country	Currency	Nominal Interest Rate	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Finance International NV	Netherlands	US$	2.93%	7,484	182,799	190,283	185,677	21,198	21,139	410,323	301,934	940,271
Total					7,484	182,799	190,283	185,677	21,198	21,139	410,323	301,934	940,271

					12-31-2024
					Maturity			Maturity
Taxpayer ID No.	Company	Country	Currency	Nominal interest rate	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Finance International NV	Netherlands	US$	2.91%	8,620	186,269	194,889	190,283	185,677	21,198	21,140	712,257	1,130,555
Total					8,620	186,269	194,889	190,283	185,677	21,198	21,140	712,257	1,130,555

					01-01-2024
					Maturity			Maturity
Taxpayer ID No.	Company	Country	Currency	Nominal interest rate	One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Finance International NV	Netherlands	US$	2.89%	9,826	189,625	199,451	194,737	190,131	185,525	21,045	733,055	1,324,493
Total					9,826	189,625	199,451	194,737	190,131	185,525	21,045	733,055	1,324,493

e)	Significant transaction
i.	On March 11, 2020, Enel Finance International NV granted a loan in US$ to Enel Chile for up to US$400 million, with a fixed interest rate of 3.30%, with the payment of interest every six months and a maturity date of March 11, 2030. The loan obtained by Enel Chile corresponds to a bullet maturity loan, and the principal and interest may be repaid early, in part or in full, as provided in the contract. The debt balance as of December 31, 2025 amounts to US$400 million (US$400 million as of December 31, 2024). Accrued interest as of December 31, 2025 amounts to ThUS$4,070 (ThUS$4,070 as of December 31, 2024).
ii.	On April 1, 2021, Enel Chile secured an SDG-Linked loan of US$300 million from Enel Finance International N.V. This loan has a fixed interest rate of 2.55% (including a 0.05% rate increase due to the company not reaching its planned CO2 indicator at the end of 2023) with semi-annual payments and maturity on April 1, 2031. The loan contracted by Enel Chile S.A. is a bullet maturity loan and can be repaid early, in part or in full, as provided in the contract. The debt balance as of December 31, 2025 amounts to US$300 million (US$300 million as of December 31, 2024). Accrued interest as of December 31, 2025 amounts to ThUS$1,934 (ThUS$1,934 as of December 31, 2024).
iii.	On June 30, 2021, through a debt addendum, debt previously held by Enel Green Power S.p.A. was transferred to Enel Chile under the following conditions: a U.S. dollar‑denominated loan for an amount of US$644 million with Enel Finance International N.V., at a fixed annual interest rate of 2.82%, with semi‑annual interest payments and a maturity date of December 31, 2027. The debt has a semi‑annual amortization schedule beginning on June 30, 2024, and may be voluntarily prepaid, including breakage costs. On June 30, 2024, the first amortization of this debt was made in accordance with the contractual schedule. The debt balance as of December 31, 2025 amounts to US$322 million (US$483 million as of December 31, 2024). This debt does not present accrued interest as of December 31, 2025, since interest payments were made on December 30, 2025.
iv.	On March 28, 2024, Enel Chile S.A. entered into a committed revolving credit facility with Enel Finance International N.V. in U.S. dollars for a total amount of US$50 million, at a variable Term SOFR 1M, 3M or 6M interest rate, plus a 1.00% margin, with monthly, quarterly or biannual interest payment, which can be drawn at for periods of 1, 3 or 6 months renewable up to the final expiry on March 28, 2027. During the period of availability, Enel Chile S.A. shall pay an annual availability commission equivalent to a margin of 30% of the undrawn amount. In turn, the contract contemplates an initial upfront fee payment corresponding to 0.5% of the committed amount. As of December 31, 2025, the line is fully available.
v.	On September 1, 2025, Enel Chile signed an amendment to the committed revolving credit facility agreement with Enel Finance International N.V. in U.S. dollars for a total amount of US$290 million (originally dated April 1, 2021). The current conditions are a variable interest rate of Term SOFR 1M, 3M or 6M interest rate, plus a 1.5% margin, with monthly, quarterly or semi‑annual interest payments and a new maturity date of September 1, 2030. During the availability period, Enel Chile S.A. will pay an annual availability fee equivalent to 35% of the margin on the undrawn amount. This debt is not categorized as SDG‑Linked. As of December 31, 2025, the facility is fully available.

10.2 Board of directors and key management personnel

Enel Chile is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors in office as of December 31, 2025, was composed of the following people:

•	Mr. Marcelo Castillo Agurto
•	Mr. Pablo Cruz Olivos
•	Mrs. María Teresa Vial Álamos
•	Mrs. Gina Ocqueteau Tacchini
•	Mr. Salvatore Bernabei
•	Mr. Rodolfo Avogadro Di Vigliano
•	Mrs. Valentina De Cesare

During the Ordinary Board Meeting on April 28, 2025, Mr. Marcelo Castillo Agurto was appointed Chairman of the Board, and Mrs. Josefa Rodríguez Benavente was designated Secretary of the Board. Subsequently, on November 27, 2025, the Board designated Mrs. Natalia Fernández Sepúlveda as the new Secretary of the Board, a role she assumed effective immediately on that date.

The Directors’ Committee was established during the April 28, 2025 Board Meeting and operates under Law No. 18,046 on Corporations, as well as the Sarbanes-Oxley Act of 2022. The Committee is composed of Mrs. María Teresa Vial Álamos, Mr. Pablo Cruz Olivos, and Mrs. Gina Ocqueteau Tacchini. According to Circular No. 1,956 issued by the CMF, both Mr. Pablo Cruz Olivos and Mrs. Gina Ocqueteau Tacchini are classified as independent directors under Chilean law.

During a session held on April 28, 2025, the Company's Directors' Committee appointed Mrs. María Teresa Vial Álamos as Chair and Ms. Josefa Rodríguez Benavente as Secretary of the Committee. Later, on November 27, 2025, Mrs. Natalia Fernández Sepúlveda was elected to serve as the new Secretary, a role she assumed effective immediately on that date.

a)	Receivables and payables and other transactions
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

The following table show details of the compensation paid to the members of the Board of Directors of the Company for the years ended December 31, 2025, 2024 and 2023:

				December 31, 2025
Taxpayer ID No	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThUS$	ThUS$	ThUS$
9.973.492-2	Marcelo Castillo Agurto	Chairman	January - December 2025	—	—	—
8.431.507-9	Gina Ocqueteau Tacchini	Director	April - December 2025	102	—	34
4.774.797-K	Pablo Cabrera Gaete	Director	January - April 2025	44	—	15
12.627.794-6	María Teresa Vial Álamos	Director	January - December 2025	146	—	49
10.434.628-6	Pablo Cruz Olivos	Director	January - December 2025	146	—	49
Foreign	Isabella Alessio	Director	January - April 2025	—	—	—
Foreign	Valentina De Cesare	Director	April - December 2025	—	—	—
Foreign	Rodolfo Avogadro Di Vigliano	Director	April - December 2025	—	—	—
Foreign	Salvatore Bernabei	Director	January - December 2025	—	—	—
	TOTAL			438	—	147

				December 31, 2024
Taxpayer ID No	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThUS$	ThUS$	ThUS$
4.975.992-4	Herman Chadwick Piñera	Chairman	January - April 2024	86	—	—
4.461.192-9	Fernan Gazmuri Plaza	Director	January - April 2024	43	—	14
5.545.086-2	Luis Gonzalo Palacios Vasquez	Director	January - April 2024	43	—	14
4.774.797-K	Pablo Cabrera Gaete	Director	January - December 2024	144	—	47
12.627.794-6	Maria Teresa Vial Alamos	Director	April - December 2024	102	—	33
10.434.628-6	Pablo Cruz Olivos	Director	April - December 2024	102	—	33
9.973.492-2	Marcelo Castillo Agurto (1)	Chairman	April - December 2024	—	—	—
Foreign	Monica Girardi	Director	January - September 2024	—	—	—
Foreign	Isabella Alessio	Director	January - December 2024	—	—	—
Foreign	Salvatore Bernabei	Director	January - December 2024	—	—	—
	TOTAL			520	—	141

				December 31, 2023
Taxpayer ID No	Name	Position	Period in position	Enel Chile Board	Board of subsidiaries	Directors' Committee
				ThUS$	ThUS$	ThUS$
4.975.992-4	Herman Chadwick Piñera	Chairman	January - December 2023	311	—	—
4.461.192-9	Fernan Gazmuri Plaza	Director	January - December 2023	155	—	51
4.774.797-K	Pablo Cabrera Gaete	Director	January - December 2023	155	—	51
5.545.086-2	Luis Gonzalo Palacios Vasquez	Director	January - December 2023	155	—	51
Foreign	Monica Girardi	Director	January - December 2023	—	—	—
Foreign	Isabella Alessio	Director	January - December 2023	—	—	—
Foreign	Salvatore Bernabei	Director	January - December 2023	—	—	—
	TOTAL			776	—	153

(1)	Mr. Marcelo Castillo Agurto was elected as Chairman of the Board of Directors of the Company at the Ordinary Board Meeting held on April 29, 2024, a position previously held by Mr. Herman Chadwick Piñera.

10.3 Compensation of key management personnel

Enel Chile’s key management personnel during 2025 was comprised of the following people:

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreign	Gianluca Palumbo (1)	Chief Executive Officer
27.101.372-8	Giuseppe Turchiarelli (1)	Chief Executive Officer
Foreign	Simone Conticelli	Administration, Finance and Control Officer
Foreign	Gaetano Manzulli (2)	Human Resources and Organization Manager
6.973.465-0	Domingo Valdés Prieto (3)	General Counsel and Secretary to the Board
8.664.305-7	Nicolás Lustig Falcón (3)	General Counsel and Secretary to the Board
16.261.687-0	Juan Francisco Díaz Valenzuela	Internal Audit Officer
11.625.161-2	Pedro Urzúa Frei	External Relations & Sustainability Officer
(1)	On March 1, 2024, Mr. Giuseppe Turchiarelli assumed the position of Interim Chief Executive Officer, maintaining this appointment until May 1, 2024, when he took on the role of CEO of the Company on a permanent basis. Mr. Giuseppe Turchiarelli continued to serve as Interim CFO until September 30, 2024. Effective October 1, 2024, Mr. Simone Conticelli assumed the position of CFO. On June 30, 2025, Mr. Giuseppe Turchiarelli left his position as CEO, and Mr. Gianluca Palumbo was appointed in his place, assuming his role on July 1, 2025.
(2)	On December 31, 2024, Mrs. Liliana Schnaidt Hagedorn ceased to be a Principal Executive of the Company, and Mr. Gaetano Manzulli was appointed in her place, assuming his position on January 1, 2025. On January 31, 2026, Mr. Gaetano Manzulli left his position as Human Resources and Organization Manager, and Mr. Leonel Javier Sánchez was appointed in his place, assuming his position on February 1, 2026.
(3)	On December 16, 2024, Mr. Domingo Valdes Prieto ceased to be a Principal Executive of the Company, and Mr. Nicolás Lustig Falcón was appointed in his place, assuming his role on December 17, 2024. On January 31, 2025, Mr. Nicolás Lustig Falcón submitted his resignation to the Company.

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

Enel Chile has an ongoing long-term incentive (LTI) plan designed to reward executive officers and other eligible employees with cash bonus payments for the achievement of certain financial and strategic goals focusing on the creation of long-term shareholder value, as determined by the Company from year to year, for three-year performance periods. The performance goals determined in any given year may not apply uniformly to each executive officer and eligible employee. The Company may determine a differentiated set of goals for each participant depending on role, responsibilities, and strategic priorities.

The LTI plan’s long-term bonus opportunity is based on a percentage of each participants’ base salary. The LTI plan awards vest at the conclusion of each three-year performance period, subject to achievement of threshold levels of performance and the participant’s continued employment, and will be cash-settled in subsequent years.

For expatriate executives, the salary, annual bonus plan, and long-term incentives are subject to recharge agreements, so this cost has been borne by Enel Chile.

Compensation received by key management personnel are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	ThUS$	ThUS$	ThUS$
Remuneration	1,528	1,988	2,924
Short-term benefits for employees	350	394	411
Other long-term benefits	79	434	470
Total	1,957	2,816	3,805

a)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key Management personnel.

10.5 Compensation plans linked to share price

There are no payment plans granted to the Directors or key Management personnel based on the share price of the Enel Chile common stock.

11.  INVENTORIES

The detail of inventories as of December 31, 2025, December 31, 2024, and January 1, 2024 is as follows:

	As of December 31,		As of January 01,
	2025	2024	2024
	ThUS$	ThUS$	ThUS$
Supplies for Production	13,592	11,901	15,797
Gas	5,128	1,860	2,112
Oil	8,464	10,041	13,685
Supplies for projects and spare parts	44,260	41,663	42,290
Electrical materials	10,269	11,836	8,907
Total	68,121	65,400	66,994

There are no Inventories pledged as Debt Compliance Guarantees.

For the years ended December 31, 2025, 2024 and 2023, raw materials and supplies recognized as fuel costs amount to ThUS$376,602, ThUS$354,616 and ThUS$638,512, respectively. See Note 29.

For the years ended December 31, 2025, 2024 and 2023, no impairment losses have been recognized on inventories.

12.   CURRENT TAX ASSETS AND LIABILITIES

a)	The detail of current tax receivables as of December 31, 2025, December 31, 2024, and January 1, 2024, is as follows:

	As of December 31,		As of January 01,
	2025	2024	2024
Tax Receivables	ThUS$	ThUS$	ThUS$
Advance income tax payments	19,255	12,446	15,413
Credit for absorbed tax profits	67,461	67,461	76,640
Tax credit for training expenses	737	599	426
Total	87,453	80,506	92,479
b)	The detail of current tax payables as of December 31, 2025, December 31, 2024, and January 1, 2024, is as follows:

	As of December 31,		As of January 01,
	2025	2024	2024
Current tax liabilities	ThUS$	ThUS$	ThUS$
Income tax	110,030	189,742	182,537
Total	110,030	189,742	182,537

13.   INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

13.1. Investments accounted for using the equity method

The detail of the Group’s investees accounted for using the equity method and the movements for the years ended December 31, 2025, December 31, 2024, and January 1, 2024:

								Share of		Foreign	Other	Other
						Balance as of		Profit	Dividends	currency	comprehensive	increase	Balance as of	Negative	Balance as of
Taxpayer ID					Ownership	01-01-2025	Additions	(loss)	declared	translation	income	(decrease)	12-31-2025	equity	12-31-2025
No.	Associates and Joint Ventures	Relationship	Country	Currency	Percentage	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	32,183	—	14,197	(1,001)	—	—	64	45,443	—	45,443
76.014.570-K	Enel Argentina S.A.	Associate	Argentina	Argentine Peso	0.0793%	523	—	16	—	(153)	—	128	514	—	514
76.364.085-K	Energías Marina SpA	Associate	Chile	Chilean Peso	25.00%	114	—	(91)	—	7	—	—	30	—	30
77.374.847-0	HIF H2 SpA (1)	Joint venture	Chile	U.S. dollar	50.00%	—	315	845	—	—	—	(679)	481	—	481
					TOTAL	32,820	315	14,967	(1,001)	(146)	—	(487)	46,468	—	46,468

								Share of		Foreign	Other	Other
						Balance as of		Profit	Dividends	currency	comprehensive	increase	Balance as of	Negative	Balance as of
Taxpayer ID					Ownership	1-1-2024	Additions	(loss)	declared	translation	income	(decrease)	12-31-2024	equity	12-31-2024
No.	Associates and Joint Ventures	Relationship	Country	Currency	Percentage	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
76.418.940-K	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	22,424	—	9,724	—	35	—	—	32,183	—	32,183
76.014.570-K	Enel Argentina S.A.	Associate	Argentina	Argentine Peso	0.0793%	323	—	(43)	—	(85)	—	328	523	—	523
76.364.085-K	Energías Marina SpA	Associate	Chile	Chilean Peso	25.00%	67	—	58	—	(11)	—	—	114	—	114
77.374.847-0	HIF H2 SpA (1)	Joint venture	Chile	U.S. dollar	50.00%	—	—	(350)	—	(20)	—	—	(370)	370	—
77.569.067-4	Enel X Way Chile S.p.A. (2)	Associate	Chile	Chilean Peso	49.00%	6,092	—	(473)	—	—	—	(5,619)	—	—	—
					TOTAL	28,906	—	8,916	—	(81)	—	(5,291)	32,450	370	32,820
(1)See Note 13.3.
(2)See Note 2.4.1.i

13.2. Additional financial information on investments in associates

Financial information as of December 31, 2025, December 31, 2024, and January 1, 2024, of the main companies in which the Group exercises significant influence is detailed below:

	As of December 31, 2025
	Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit (Loss)	Other Comprehensive Income	Total comprehensive Income
Investments with Significant Influence	Ownership %	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GNL Chile S.A.	33.33%	197,983	1,753,973	331,173	1,484,454	1,211,588	42,592	—	42,592

	As of December 31, 2024
	Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit (Loss)	Other Comprehensive Income	Total comprehensive Income
Investments with Significant Influence	Ownership %	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GNL Chile S.A.	33.33%	175,289	1,857,881	299,801	1,636,819	1,108,238	29,171	10,250	39,421

	As of January 01, 2024
	Direct / Indirect	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit (Loss)	Other Comprehensive Income	Total comprehensive Income
Investments with Significant Influence	Ownership %	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GNL Chile S.A.	33.33%	165,109	2,025,663	286,937	1,836,562	1,240,782	23,889	2,059	25,948
Enel X Way Chile S.p.A.	49.00%	17,063	3,869	8,088	412	10,813	(2,675)	33	(2,642)

None of the Company’s associates have issued price quotations.

13.3. Joint ventures

The detail of the Group’s statements of financial position and statements of income of joint ventures as of December 31, 2025, December 31, 2024, and January 1, 2024, are as follows:

a)	HIF H2 SpA.:

	HIF H2 SpA
Ownership %	50.0%	50.0%	50.0%
	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$
Total current assets	2	2	3
Total non-current assets	1,107	1	—
Total current liabilities	147	730	32
Cash and cash equivalents	2	2	3

Revenue from ordinary activities	1,691	—	—
Other fixed operating expenses	—	(699)	(17)
Profit (Loss)	1,691	(699)	(17)
Comprehensive income (Loss)	1,691	(699)	(17)

There are no significant commitments and contingencies, or restrictions to the availability of funds in associated companies and joint ventures.

14.  INTANGIBLE ASSETS OTHER THAN GOODWILL

The balances of this caption as of December 31, 2025, December 31, 2024, and January 1, 2024, are presented below:

	As of December 31,		As of January 01,
	2025	2024	2024
Classes of Intangible Assets, Gross	ThUS$	ThUS$	ThUS$
Intangible Assets, Gross	522,036	478,196	406,992
Development Costs	9,907	10,596	—
Easements and water rights	20,332	18,638	15,362
Concessions	83,211	83,400	82,356
Patents, registered trademarks and other rights	4,462	2,172	1,932
Software licenses	258,858	200,930	183,000
Intangible assets in development	133,499	149,996	113,067
Other Identifiable Intangible Assets	11,069	11,084	10,939
Contract costs	698	1,380	336

	As of December 31,		As of January 01,
	2025	2024	2024
Classes of Intangible Assets, Amortization and Impairment	ThUS$	ThUS$	ThUS$
Accumulated Amortization and Impairment, Total	(229,246)	(183,805)	(184,663)
Development Costs	(2,660)	(907)	—
Easements and water rights	(5,820)	(5,788)	(5,871)
Concessions	(25,586)	(23,074)	(20,559)
Patents, registered trademarks and other rights	(2,287)	(1,214)	(1,178)
Software licenses	(189,722)	(149,418)	(153,746)
Other Identifiable Intangible Assets	(2,868)	(2,876)	(3,238)
Contract costs	(303)	(528)	(71)

	As of December 31,		As of January 01,
	2025	2024	2024
Classes of Intangible Assets, Net	ThUS$	ThUS$	ThUS$
Intangible Assets, Net	292,790	294,391	222,329
Development Costs	7,247	9,689	—
Easements and water rights	14,512	12,850	9,491
Concessions	57,625	60,326	61,797
Patents, registered trademarks and other rights	2,175	958	754
Software licenses	69,136	51,512	29,254
Intangible assets in development	133,499	149,996	113,067
Other Identifiable Intangible Assets	8,201	8,208	7,701
Contract costs	395	852	265

As of December 31, 2025, December 31, 2024, and January 1, 2024, the detail and movements of intangible assets other than goodwill were as follows:

	Development Costs	Easements and water rights	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Intangible assets in development	Other Identifiable Intangible Assets	Contract Costs	Intangible Assets, Net
Movements in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2025	9,689	12,850	60,326	958	51,512	149,996	8,208	852	294,391
Movements in identifiable intangible assets
Increases other than from business combinations	—	—	—	—	—	27,660	—	—	27,660
Increase (decrease) from foreign currency translation differences	—	301	—	20	3,925	3,442	(25)	60	7,723
Amortization (1)	(2,598)	—	(2,469)	(783)	(29,207)	—	—	(519)	(35,576)
Increases (decreases) from transfers and other Movements	(709)	1,344	2,505	1,882	42,845	(47,867)	—	—	—
Increases (decreases) from transfers	(709)	1,344	2,505	1,882	42,845	(47,867)	—	—	—
Argentina Hyperinflation Effect	—	—	—	—	—	—	1	—	1
Increase (decrease)	865	17	(2,737)	98	61	268	17	2	(1,409)
Total Movements in identifiable intangible assets	(2,442)	1,662	(2,701)	1,217	17,624	(16,497)	(7)	(457)	(1,601)
Closing balance as of December 31, 2025	7,247	14,512	57,625	2,175	69,136	133,499	8,201	395	292,790

	Development Costs	Easements and water rights	Concessions	Patents, Registered Trademarks and Other Rights	Computer Software	Intangible assets in development	Other Identifiable Intangible Assets	Contract Costs	Intangible Assets, Net
Movements in Intangible Assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2024	—	9,492	61,797	754	29,254	113,066	7,701	265	222,329
Movements in identifiable intangible assets
Increases other than from business combinations	—	—	101	—	8,221	95,509	—	—	103,831
Increase (decrease) from foreign currency translation differences	(20)	(553)	91	(107)	(4,918)	(9,992)	259	(65)	(15,305)
Amortization (1)	(908)	—	(2,469)	(187)	(19,465)	—	(17)	(491)	(23,537)
Increases (decreases) from transfers and other Movements	—	—	—	754	38,425	(40,322)	—	1,143	—
Increases (decreases) from transfers	—	—	—	754	38,425	(40,322)	—	1,143	—
Argentina Hyperinflation Effect	—	—	—	—	—	—	7	—	7
Increase (decrease)	10,617	3,911	806	(256)	(5)	(8,265)	258	—	7,066
Total Movements in identifiable intangible assets	9,689	3,358	(1,471)	204	22,258	36,930	507	587	72,062
Closing balance as of December 31, 2024	9,689	12,850	60,326	958	51,512	149,996	8,208	852	294,391

(3)	See Note 31.a)

As of December 31, 2025, the additions of intangible assets under development mainly come from the Distribution segment, corresponding to investments in software amounting to ThUS$15,507, and from the Generation segment, corresponding to investments in software and the internal development of Renewable Projects amounting to ThUS$12,153. As of December 31, 2024, the additions of intangible assets under development mainly come from EGP Chile for ThUS$81,737, corresponding to the internal development of Renewable Projects (Greenfield projects).

No impairment losses have been recognized as of December 31, 2025, December 31, 2024, and January 1, 2024. According to the estimates and projections of the Group’s Management, the cash flows projections attributable to intangible assets allow recovering the net value of these assets recorded as of December 31, 2025 (see Note 4.e).

15.  GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units and changes as of December 31, 2025, December 31, 2024, and January 1, 2024:

Company	Cash Generating Unit	Opening Balance 01-01-2024	Foreign Currency Translation	Closing Balance 12-31-2024	Foreign Currency Translation	Closing Balance 12-31-2025
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Colina S.A.	Enel Colina S.A.	2,554	(306)	2,248	237	2,485
Enel Distribución Chile S.A.	Enel Distribución Chile	103,136	(12,352)	90,784	9,554	100,338
Enel Generación Chile S.A.	Generación Chile	862,645	(103,314)	759,331	—	759,331
Enel Green Power Chile S.A.	Enel Green Power Chile	29,030	—	29,030	—	29,030
Geotérmica del Norte	Enel Green Power Chile	109	—	109	—	109
Parque Eólico Talinay Oriente	Enel Green Power Chile	10,900	—	10,900	—	10,900
Total		1,008,374	(115,972)	892,402	9,791	902,193

According to the Group Management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of December 31, 2025, December 31, 2024, and January 1, 2024 (see Note 4.e).

The origin of the goodwill is detailed below:

1.	Enel Colina S.A.

On December 31, 1996, Enel Distribución Chile S.A. acquired 100% of Empresa Eléctrica de Colina Ltda. (currently Enel Colina S.A.) from Inversiones Saint Thomas S.A., a company that is neither directly or indirectly related to Enel Distribución Chile S.A.

2.	Enel Distribución Chile S.A.

On November 2000, Enersis S.A. (currently Enel Américas S.A.) acquired through a public tender offer, an additional ownership interest of 25.4% in Chilectra S.A. (currently Enel Distribución Chile S.A.), reaching 99.09% ownership.

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

3.1.GasAtacama Chile S.A. (formerly Inversiones GasAtacama Holding Limitada)

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

On September 1, 2013, Compañía Eléctrica San Isidro S.A. merged with Endesa Eco S.A., with the latter being the legal surviving company.

On November 1, 2013, Endesa Eco S.A. merged with Compañía Eléctrica Tarapacá S.A. (“Celta”), with the latter being the legal surviving company.

On November 1, 2016, Celta merged with GasAtacama Chile S.A., with the latter being the legal surviving company.

4.	Enel Green Power Chile S.A.

On March 26, 2013, Enel Green Power Chile S.A. acquired ownership interest in Parque Eólico Talinay Oriente S.A.

In addition, on August 6, 2001, Enel Green Power Chile S.A. acquired interests on the companies Empresa Eléctrica Panguipulli S.A. and Empresa Eléctrica Puyehue S.A., where subsequently Puyehue merged into Panguipulli and the latter became the legal successor company. On July 1, 2020, Panguipulli was absorbed by Parque Eólico Taltal SpA and the latter became the legal successor company. On August 1, 2020, Parque Eólico Taltal SpA merged with Almeyda Solar SpA and the latter became the legal successor. Finally, on January 1, 2021, Almeyda Solar SpA merged with Enel Green Power Chile S.A. and the latter became the legal successor company.

16.  PROPERTY, PLANT AND EQUIPMENT

The following table sets forth the property, plant and equipment as of December 31, 2025, December 31, 2024, and January 1, 2024:

	As of December 31,		As of January 01,
	2025	2024	2024
Classes of Property, Plant and Equipment, Gross	ThUS$	ThUS$	ThUS$
Property, Plant and Equipment, Gross	13,550,600	12,970,260	13,490,829
Construction in progress	920,872	2,287,718	2,818,207
Land	64,146	75,630	79,841
Buildings	1,686,758	1,008,015	935,434
Generation plant and equipment	8,917,115	8,065,315	8,009,282
Network infrastructure	1,615,594	1,353,318	1,462,818
Fixtures and fittings	168,104	156,176	161,218
Other property, plant, and equipment	178,011	24,088	24,029

	As of December 31,		As of January 01,
	2025	2024	2024
Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	ThUS$	ThUS$	ThUS$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(5,787,164)	(5,390,567)	(5,680,969)
Buildings	(227,462)	(223,852)	(217,616)
Generation Plant and equipment	(4,745,188)	(4,500,446)	(4,752,506)
Network infrastructure	(677,403)	(546,371)	(585,676)
Fixtures and fittings	(105,556)	(95,994)	(101,486)
Other property, plant, and equipment	(31,555)	(23,904)	(23,685)

	As of December 31,		As of January 01,
	2025	2024	2024
Classes of Property, Plant and Equipment, Net	ThUS$	ThUS$	ThUS$
Property, Plant and Equipment, Net	7,763,436	7,579,693	7,809,860
Construction in progress	920,872	2,287,718	2,818,207
Land	64,146	75,630	79,841
Buildings	1,459,296	784,163	717,818
Generation plant and equipment	4,171,927	3,564,869	3,256,776
Network infrastructure	938,191	806,947	877,142
Fixtures and fittings	62,548	60,182	59,732
Other property, plant, and equipment	146,456	184	344

The composition and movements of the property, plant and equipment accounts during the years ended December 31, 2025 and 2024 are as follows:

	Construction in progress	Land	Buildings	Generation Plant and Equipment	Network infrastructure	Fixtures and Fittings	Other property, plant and equipment	Property, Plant and Equipment, Net
Movements in 2025	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2025	2,287,718	75,630	784,163	3,564,869	806,947	60,182	184	7,579,693
Increases other than from business combinations	441,569	—	—	70	3,089	—	—	444,728
Increases (decreases) from foreign currency translation differences	23,054	187	929	351	75,936	2,487	—	102,944
Depreciation (1)	—	—	(39,557)	(217,481)	(43,707)	(9,707)	(7,278)	(317,730)
Impairment losses recognized in income for the year (2)	(35,458)	—	—	—	—	—	—	(35,458)
Increases (decreases) from transfers and other movements	(1,788,939)	(3,885)	686,919	856,308	96,183	10,053	143,361	—
Increases (decreases) from transfers from construction in progress	(1,788,939)	(3,885)	686,919	856,308	96,183	10,053	143,361	—
Disposals and removals from service	—	(4,203)	(63)	(6,331)	(388)	(9)	—	(10,994)
Removals	—	(4,203)	(63)	(6,331)	(388)	(9)	—	(10,994)
Other increases (decreases)	(7,790)	(3,648)	26,810	(26,479)	131	(893)	10,189	(1,680)
Argentine hyperinflationary economy	718	65	95	620	—	435	—	1,933
Total movements	(1,366,846)	(11,484)	675,133	607,058	131,244	2,366	146,272	183,743
Balance as of December 31, 2025	920,872	64,146	1,459,296	4,171,927	938,191	62,548	146,456	7,763,436

	Construction in progress	Land	Buildings	Generation Plant and Equipment	Network infrastructure	Fixtures and Fittings	Other property, plant and equipment	Property, Plant and Equipment, Net
Movements in 2024	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2024	2,818,207	79,841	717,818	3,256,776	877,142	59,732	344	7,809,860
Increases other than from business combinations	553,872	—	—	11,733	3,531	—	—	569,136
Increases (decreases) from foreign currency translation differences	(216,066)	(8,744)	(7,324)	(143,742)	(100,873)	(7,454)	2	(484,201)
Depreciation (1)	—	—	(10,346)	(214,814)	(30,732)	(8,731)	(162)	(264,785)
Impairment losses recognized in income for the year (2)	(36,242)	—	—	—	—	—	—	(36,242)
Increases (decreases) from transfers and other movements	(828,714)	5,703	85,508	659,414	62,980	15,109	—	—
Increases (decreases) from transfers from construction in progress	(828,714)	5,703	85,508	659,414	62,980	15,109	—	—
Disposals and removals from service	(773)	(11)	—	(1,016)	(606)	(11)	—	(2,417)
Removals	(773)	(11)	—	(1,016)	(606)	(11)	—	(2,417)
Other increases (decreases)	(3,630)	(1,326)	(1,730)	(4,978)	(4,495)	1,267	—	(14,892)
Argentine hyperinflationary economy	1,064	167	237	1,496	—	270	—	3,234
Total movements	(530,489)	(4,211)	66,345	308,093	(70,195)	450	(160)	(230,167)
Balance as of December 31, 2024	2,287,718	75,630	784,163	3,564,869	806,947	60,182	184	7,579,693
(1)	See Note 31.a).
(2)	See Note 16 c) item iv).

Additional information on property, plant and equipment, net

a)	Main Investments

The main additions to property, plant, and equipment are related to investments in the Company’s networks and operating plants and new projects under construction. These investments totaled ThUS$920,872, ThUS$2,287,718 and ThUS$2,818,207 as of December 31, 2025, December 31, 2024, and January 1, 2024, respectively.

In the distribution segment, the main investments are improvements in networks to optimize their operation, in order to enhance efficiency and quality of service level. The book value of these works in progress totaled ThUS$258,563, ThUS$178,058 and ThUS$192,736 as of December 31, 2025, December 31, 2024, and January 1, 2024, respectively.

In the Generation segment, investments include works towards the new capacity program. This includes:

(i)	During the first quarter of 2025, the commercial operation of the Los Cóndores hydroelectric plant of Enel Generación Chile began, after meeting all the tests required by the CEN. This plant utilizes resources from the Laguna del Maule and has an installed capacity of approximately 153 MW. The capitalized value of the project totaled ThUS$1,192,167, ThUS$1,180,664, and ThUS$1,213,290 as of December 31, 2025, December 31, 2024, and January 1, 2024, respectively.
(ii)	Progress in the Hijuelas, Graneros, Maitencillo, Cabimas and Santa Elena projects, which together represent an installed capacity of approximately 30.4 MW and are being executed by Enel Green Power Chile, continued. The carrying amount capitalized for these projects totaled ThUS$31,508, ThUS$32,460 and ThUS$0 as of December 31, 2025, December 31, 2024 and January 1, 2024, respectively.

During the year 2025, the Don Humberto, Don Humberto BESS, El Manzano BESS, La Cabaña BESS and Rihue BESS plants came into operation, accumulating a carrying amount of ThUS$253,117 and having an installed capacity of 0.28 GW.

In accordance with the accounting criteria described in Note 4.a), only those investments made in the Generation projects described above qualify as assets eligible for capitalized interest. Together, these projects represent accumulated cash disbursements of ThUS$8,033, ThUS$1,695,109 and ThUS$2,075,956 as of December 31, 2025, December 31, 2024 and January 1, 2024, respectively.

b)	Capitalized cost

b.1) Capitalized financial expenses in work-in-progress

The capitalized cost for financial expenses amounted to ThUS$7,009 as of December 31, 2025 (ThUS$90,350 and ThUS$96,971 as of December 31, 2024 and 2023, respectively) (see Note 34). The average financing rate ranged between 4.84% and 6.92% as of December 31, 2025 (between 5.49% and 6.6% as of December 31, 2024, and between 5.29% and 6.08% as of December 31, 2023).

b.2) Capitalized personnel expenses in work-in-progress

The capitalized cost for personnel expenses directly related to constructions in progress amounted to ThUS$42,339, ThUS$43,161 and ThUS$47,183 as of December 31, 2025, 2024 and 2023, respectively.

c)	Other information
(i)	As of December 31, 2025, December 31, 2024, and January 1, 2024, the Group maintained commitments for the acquisition of property, plant, and equipment amounting to ThUS$159,859, ThUS$145,279 and ThUS$143,700, respectively.
(ii)	As of December 31, 2025, December 31, 2024, and January 1, 2024, Enel Chile had no property, plant, and equipment pledged as collateral for liabilities.
(iii)	The Group and its consolidated entities have insurance contracts that include all-risk, earthquake, and machinery breakdown policies with a limit of €1,000 million (ThUS$1,174,450), and this coverage includes damages due to business disruption.

Additionally, the Group has civil liability insurance to cover third-party claims up to a limit of €450 million (ThUS$528,503) in case these claims are due to the rupture of any dams owned by the Company or its subsidiaries, as well as environmental civil liability to cover environmental damage claims up to €20 million (ThUS$23,489). The premiums associated with these policies are recorded proportionally to each company in the caption prepaid expense.

(iv)	As of December 31, 2024, EGP Chile recorded a provision for impairment in the amount of ThUS$36,242, associated with the Las Salinas PMGD solar expansion project. This loss occurred due to a new assessment of the project’s expected returns, that led to the decision to shut it down, at least temporarily, until a possible change in the existing conditions makes it possible to consider the project as viable.

In 2025, the development of PMGD solar projects in the industry experienced a slowdown, primarily due to changes in remuneration schemes impacting the profitability of such initiatives. As a result, the alternative uses for certain assets connected to the Las Salinas expansion project were no longer considered feasible by the Group. Consequently, the Company recognized an additional impairment loss totaling ThUS$34,660.

17.  INVESTMENT PROPERTY

Composition and movements of investment properties during the periods ended December 31, 2025, December 31, 2024, and January 1, 2024, have been as follows:

	Investment Properties, Gross	Accumulated Depreciation and Impairment	Investment Properties, Net
Investment Property, Net, Cost Model	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2024	8,790	(421)	8,369
Owner-occupied real property transfers	(384)	210	(174)
Foreign currency translation differences	(1,032)	38	(994)
Balance as of December 31, 2024	7,374	(173)	7,201
Depreciation expense (*)	—	(5)	(5)
Foreign currency translation differences	752	(18)	734
Balance as of December 31, 2025	8,126	(196)	7,930

(*) See Note 31.a).

During the periods ended December 31, 2025, December 31, 2024, and January 1, 2024, no real estate property has been sold.

-	Fair value measurement and hierarchy

As of December 31, 2025, December 31, 2024, and January 1, 2024, the fair value of the investment amounted to ThUS$10,911, ThUS$9,182, and ThUS$10,151, respectively. This value was determined based on independent appraisals.

The inputs used in this valuation are considered Level 3 for the purposes of the fair value hierarchy.

The fair value hierarchy for investment properties is the following:

	Fair value measured as of December 31, 2025
	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$
Investment properties	—	—	10,911

See Note 4.h.

The revenue and expenses derived from investment properties for the years ended December 31, 2025, 2024 and 2023, are as follows:

	2025	2024	2023
Income and expense from investment properties	ThUS$	ThUS$	ThUS$
Income derived from rental income from investment properties	98	122	105
Direct operating expenses from investment properties that generate rental income	(12)	(13)	(24)
Total	86	109	81

As of December 31, 2025, December 31, 2024, and January 1, 2024, there are no contracts for repairs, maintenance, acquisition, construction or development that represent future obligations for the Group.

The Group has obtained insurance policies to cover the possible risks to which the different elements of its real estate investments are exposed, as well as potential claims that may arise due to the performance of its activities, with the understanding that these policies sufficiently cover these risks.

18.  RIGHT-OF-USE-ASSETS

Right-of-use assets as of December 31, 2025, December 31, 2024, and January 1, 2024, are detailed as follows:

	Land	Buildings, Net	Other plants and equipment	Right-of-use assets, Net
Movements in 2025	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2025	241,477	21,942	10,160	273,579
New asset contracts, right-of-use	68,929	2,611	16,495	88,035
Increases (decreases) from foreign currency translation differences, net	43,367	2,872	904	47,143
Depreciation (1)	(14,899)	(5,429)	(13,791)	(34,119)
Retirements	(5,510)	—	—	(5,510)
Other increases (decreases)	10,735	—	—	10,735
Total movements	102,622	54	3,608	106,284
Closing balance as of December 31, 2025	344,099	21,996	13,768	379,863

	Land	Buildings, Net	Other plants and equipment	Right-of-use assets, Net
Movements in 2024	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2024	259,589	27,977	19,179	306,745
New asset contracts, right-of-use	43,286	512	107	43,905
Increases (decreases) from foreign currency translation differences, net	(19,153)	(846)	(1,766)	(21,765)
Depreciation (1)	(11,780)	(5,621)	(7,360)	(24,761)
Retirements	(30,465)	(80)	—	(30,545)
Total movements	(18,112)	(6,035)	(9,019)	(33,166)
Closing balance as of December 31, 2024	241,477	21,942	10,160	273,579

(1)	See Note 31.a)

As of December 31, 2025, the main right-of-use assets and lease liabilities primarily arise from land lease contracts for the development of non-conventional renewable energy projects within the EGP Chile Group, in projects such as El Manzano, Guanshoi, Sector Miraje, and Llanos de Chulo, with remaining durations ranging from 25 to 60 years, which accrue interest at an annual rate in the range of 2.42% to 2.93%.

The present value of future payments derived from those contracts is detailed as follows:

	As of December 31,						As of January 01,
	2025			2024			2024
	Gross	Interest	Present value	Gross	Interest	Present value	Gross	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Less than one year	59,191	17,673	41,518	37,703	10,721	26,982	37,626	10,106	27,520
From one to two years	35,077	15,685	19,392	22,497	11,119	11,378	20,700	9,834	10,866
From two to three years	32,926	15,022	17,904	21,754	10,243	11,511	20,082	9,080	11,002
From three to four years	31,741	14,346	17,395	21,602	9,805	11,797	19,861	8,938	10,923
From four to five years	27,654	14,075	13,579	21,614	9,409	12,205	19,963	8,544	11,419
More than five years	503,665	203,256	300,409	377,696	155,917	221,779	380,168	146,281	233,887
Total	690,254	280,057	410,197	502,866	207,214	295,652	498,400	192,783	305,617

a)	Short-term and low-value leases

The consolidated income statement for the years ended December 31, 2025, 2024 and 2023 includes expenses of ThUS$8,635, ThUS$7,111 and ThUS$6,500, respectively, of which ThUS$8,480 correspond to payments for short‑term leases in 2025 (ThUS$6,875 in 2024 and ThUS$6,246 in 2023) and ThUS$155 relate to leases with variable payment clauses in 2025 (ThUS$236 in 2024 and ThUS$254 in 2023), which are exempt from the application of IFRS 16 (see Note 4.f).

As of December 31, 2025 and 2024, the future payments arising from these contracts are as follows:

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Less than one year	3,422	1,232
From one to two years	—	—
From two to three years	—	—
From three to four years	—	—
From four to five years	—	—
More than five years	—	—
Total	3,422	1,232

19.  INCOME TAX AND DEFERRED TAXES

a)	Income taxes

The following are the components of income tax recorded in the consolidated statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023, are presented below:

	2025	2024	2023
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThUS$	ThUS$	ThUS$
(Expense) / Current income tax	(204,976)	(245,240)	(194,805)
Adjustments to current tax from the previous period	(3,475)	(2,978)	(6,934)
(Expense) / Current tax (expenses) / benefit (related to cash flow hedges) (1)	(4,989)	175,880	(60,631)
Current tax expense, net	(213,440)	(72,338)	(262,370)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	3,381	35,327	(7,793)
Total deferred tax benefit / (expense)	3,381	35,327	(7,793)

Income tax (expense) /benefit	(210,059)	(37,011)	(270,163)

The following table shows the reconciliation of the tax rate for the years ended December 31, 2025, 2024 and 2023:

	Tax	2025	Tax	2024	Tax	2023
Reconciliation of Tax Expense	Rate	ThUS$	Rate	ThUS$	Rate	ThUS$
Accounting profit before tax		794,958		239,443		1,079,790
Total tax expense using statutory rate	(27.00)%	(214,639)	(27.00)%	(64,649)	(27.00)%	(291,543)
Tax effect of rates applied in other countries	0.05%	406	2.87%	6,882	(0.48)%	(5,192)
Tax effect of tax-exempt revenue and other positive effects impacting the effective rate	0.75%	5,928	1.99%	4,776	0.39%	4,160
Tax effect of non-deductible expenses for determining taxable profit (loss)	(0.76)%	(6,071)	(5.55)%	(13,288)	(1.22)%	(13,221)
Tax effect of adjustments to income taxes in previous periods	(0.44)%	(3,475)	(1.24)%	(2,978)	(0.64)%	(6,934)
Price level restatement for tax purposes (investments and equity)	0.98%	7,792	13.47%	32,246	3.94%	42,567
Total adjustments to tax expense using statutory rate	0.58%	4,580	11.54%	27,638	1.98%	21,380
Income tax expense	(26.42)%	(210,059)	(15.46)%	(37,011)	(25.02)%	(270,163)

The main temporary differences are described below:

b)	Deferred taxes

The origin of and changes in deferred tax assets and liabilities as of December 31, 2025, December 31, 2024, and January 1, 2024, are as follows:

	12-31-2025		12-31-2024		01-01-2024
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Deferred Tax Assets/(Liabilities)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	34,872	(276,870)	35,259	(275,288)	37,600	(315,274)
Obligations for post-employment benefits	6,719	(1,067)	7,444	(1,167)	7,491	(992)
Tax loss	62,074	—	85,834	—	93,274	—
Provisions	118,585	(651)	108,166	(1,026)	129,004	(751)
Decommissioning provision	53,930	—	54,639	—	67,135	—
Provision for civil contingencies	457	—	5,543	—	454	—
Provision for doubtful trade accounts	16,406	(644)	9,051	(1,022)	6,423	(751)
Provision of Human Resources accounts	11,399	—	12,706	—	14,146	—
Provision of services rendered by foreign companies	12,107	—	11,308	—	26,465	—
Other Provisions	24,286	(7)	14,919	(4)	14,381	—
Other Deferred Taxes	137,515	(153,677)	102,212	(144,384)	116,975	(175,457)
Capitalization of expenses for issuance of financial debt	—	(9,955)	—	(12,274)	—	(15,838)
Leasing Net effect	132,528	(132,912)	96,091	(100,540)	112,224	(128,804)
Tax negative goodwill	—	(4,493)	—	(6,562)	—	(8,632)
Price-level Adjustment – Argentina	—	(1,957)	—	(24,619)	—	(22,097)
Other deferred taxes	4,987	(4,360)	6,121	(389)	4,751	(86)
Deferred tax assets/(liabilities) before compensation	359,765	(432,265)	338,915	(421,865)	384,344	(492,474)
Compensation deferred taxes assets/liabilities	(231,813)	231,813	(213,230)	213,230	(295,793)	295,793
Deferred tax assets/(liabilities) after compensation	127,952	(200,452)	125,685	(208,635)	88,551	(196,681)

		Movements
Recognized in other in comprehensive income	Net balance as of January 1, 2025	Recognized in profit or loss	Recognized in others in comprehensive income	Incorporation of subsidiaries to the scope of consolidation	Foreign currency exchange difference	Other increases (decreases)	Net balance as of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(240,029)	(2,575)	—	—	886	(280)	(241,998)
Obligations for post-employment benefits	6,277	(728)	96	—	7	—	5,652
Tax loss	85,834	(25,724)	—	—	1,964	—	62,074
Provisions	107,140	5,980	—	—	4,814	—	117,934
Decommissioning Provision	54,639	(815)	—	—	106		53,930
Provision for civil contingencies	5,543	(5,098)	—	—	12	—	457
Provision for doubtful trade accounts	8,029	7,627	—	—	106	—	15,762
Provision of Human Resources accounts	12,706	(1,563)	—	—	256	—	11,399
Provision of services rendered by foreign companies	11,308	778	—	—	21	—	12,107
Other provisions	14,915	5,051	—	—	4,313	—	24,279
Other deferred taxes	(42,172)	26,428	—	—	(418)	—	(16,162)
Capitalization of expenses for issuance of financial debt	(12,274)	2,325	—	—	(6)	—	(9,955)
Leasing Net effect	(4,449)	4,412	—	—	(347)	—	(384)
Tax negative goodwill	(6,562)	2,077	—	—	(8)	—	(4,493)
Price-level Adjustment – Argentina	(24,619)	22,710	—	—	(48)		(1,957)
Other deferred taxes	5,732	(5,096)	—	—	(9)	—	627
Deferred tax assets/(liabilities)	(82,950)	3,381	96	—	7,253	(280)	(72,500)

		Movements
Recognized in other in comprehensive income	Net balance at January 1, 2024	Recognized in profit or loss	Recognized in others in comprehensive income	Incorporation of subsidiaries to the scope of consolidation (i)	Foreign currency exchange difference	Other increases (decreases)	Net balance as of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(277,674)	33,224	—	23	4,398	—	(240,029)
Obligations for post-employment benefits	6,499	(380)	873	—	(715)	—	6,277
Tax loss	93,274	(5,447)	—	1,592	(3,585)	—	85,834
Provisions	128,251	(8,672)	—	299	(12,738)	—	107,140
Decommissioning Provision	67,135	(5,828)	—	—	(6,668)	—	54,639
Provision for civil contingencies	454	5,431	—	—	(342)	—	5,543
Provision for doubtful trade accounts	5,672	3,197	—	—	(840)	—	8,029
Provision of Human Resources accounts	14,146	(146)	—	317	(1,611)	—	12,706
Provision of services rendered by foreign companies	26,465	(12,683)	—	—	(2,474)	—	11,308
Other provisions	14,379	1,357	—	(18)	(803)	—	14,915
Other deferred taxes	(58,480)	16,603	—	586	(260)	(621)	(42,172)
Capitalization of expenses for issuance of financial debt	(15,838)	1,760	—	—	1,804	—	(12,274)
Leasing Net effect	(16,579)	10,134	—	—	1,996	—	(4,449)
Tax negative goodwill	(8,632)	1,519	—	—	551	—	(6,562)
Price-level Adjustment – Argentina	(22,096)	2,059	—	—	(3,961)	(621)	(24,619)
Other deferred taxes	4,665	1,131	—	586	(650)	—	5,732
Deferred tax assets/(liabilities)	(108,130)	35,328	873	2,500	(12,900)	(621)	(82,950)

(1)On August 1, 2024, Enel Chile subscribed a capital increase in Enel X Way Chile S.p.A., which was fully contributed on August 23, 2024. Through capital increase, Enel Chile increased its interest in Enel X Way Chile S.p.A. from 49% to 62.46%, resulting in it becoming a subsidiary entity (see Note 2.4.1 iii)

Recovery of deferred tax assets will depend on whether sufficient taxable profits are obtained in the future. The Company’s Management believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

As of December 31, 2025, December 31, 2024, and January 1, 2024, the Group has accounted for all deferred tax assets associated with its tax losses (See Note 4.p).

Regarding temporary differences related to investments in consolidated entities and certain joint ventures, the Group has not recognized deferred tax liabilities associated with undistributed earnings, since the control position exercised by the Group over such consolidated entities allows managing the timing of the reversal of those differences, and it is considered probable that they will not reverse in the foreseeable future. The total amount of these taxable temporary differences for which no deferred tax liabilities have been recognized amounts to ThUS$1,318,288 as of December 31, 2025 (ThUS$1,192,004 and ThUS$1,191,145 as of December 31, 2024 and January 1, 2024, respectively). In addition, no deferred tax assets have been recognized in relation to deductible temporary differences associated with investments in consolidated entities and certain joint ventures for which reversal is not expected in the foreseeable future or for which taxable profits are not expected to be available for their utilization. As of December 31, 2025, such deductible temporary differences amount to ThUS$1,165,367 (ThUS$1,175,636 and ThUS$1,522,513 as of December 31, 2024 and January 1, 2024).

The Group’s companies are potentially subject to income tax audits by the tax authorities where the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired, audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. Tax years potentially subject to examination are 2022 to 2024.

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

For the years ended December 31, 2025, 2024 and 2023, the current and deferred tax effects of the components of other comprehensive income attributable to owners of the Group and non-controlling interests are detailed below:

	2025			2024			2023
Deferred Income Tax Effects on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash flow hedge	(12,457)	4,989	(7,468)	643,292	(175,880)	467,412	(224,558)	60,631	(163,927)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method	—	—	—	—	—	—	16	—	16
Foreign currency translation differences	76,187	—	76,187	(497,393)	—	(497,393)	(111,354)	—	(111,354)
Actuarial gains(losses) on defined-benefit pension plans	(357)	96	(261)	(3,233)	873	(2,360)	(32)	9	(23)
Income tax related to components of other income and expenses with a charge or credit in equity	63,373	5,085	68,458	142,666	(175,007)	(32,341)	(335,928)	60,640	(275,288)

The following table shows the reconciliation of deferred tax movements between balance sheet and income taxes in other comprehensive income as of December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Deferred taxes of components of other comprehensive income	ThUS$	ThUS$	ThUS$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	96	873	9
Income tax of movements in cash flow hedge transactions	4,989	(175,880)	60,631
Total income tax relating to components of other comprehensive income	5,085	(175,007)	60,640

20.  OTHER FINANCIAL LIABILITIES.

The balance of other financial liabilities as of December 31, 2025, December 31, 2024, and January 1, 2024, is as follows:

	Current			Non-current
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
Other financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing borrowings	259,461	61,447	618,183	2,161,366	2,377,162	2,163,402
Hedging derivatives (*)	62,621	22,542	82,991	8,962	5,234	7,923
Non-hedging derivatives (**)	—	14	1	—	—	—
Total	322,082	84,003	701,175	2,170,328	2,382,396	2,171,325

(*)  See Note 23.2.a

(**) See Note 23.2.b

20.1 Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2025, December 31, 2024, and January 1, 2024, are as follows:

	Current			Non-current
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Secured bank loans	46,345	4,026	3,090	721,022	764,242	494,000
Unsecured bank loans	150,624	694	151,071	—	150,000	150,000
Unsecured obligations with the public	62,492	56,727	464,022	1,440,344	1,462,920	1,519,402
Total	259,461	61,447	618,183	2,161,366	2,377,162	2,163,402

Bank borrowings by currency and contractual maturity as of December 31, 2025, December 31, 2024, and January 1, 2024, is as follows:

-	Summary of bank borrowings by currency and maturity

					12-31-2025
					Maturity			Maturity
Country	Currency	Effective Interest	Nominal Interest	Unsecured / Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.25%	4.74%	Yes	793	45,552	46,345	55,968	57,540	59,188	60,917	487,409	721,022
Chile	CLP	6.20%	6.20%	No	6	-	6	-	-	-	-	-	-
Chile	US$	5.27%	5.27%	No	3	150,615	150,618	—	—	—	—	—	—
				Total	802	196,167	196,969	55,968	57,540	59,188	60,917	487,409	721,022

					12-31-2024
					Maturity			Maturity
Country	Currency	Effective Interest	Nominal Interest	Unsecured / Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.25%	4.98%	Yes	928	3,098	4,026	42,455	55,968	57,540	59,188	549,091	764,242
Chile	US$	5.91%	5.91%	No	4	690	694	150,000	-	-	-	-	150,000

				Total	932	3,788	4,720	192,455	55,968	57,540	59,188	549,091	914,242

					01-01-2024
					Maturity			Maturity
Country	Currency	Effective Interest	Nominal Interest	Unsecured / Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	4.89%	4.89%	Yes	-	3,090	3,090	-	24,500	37,109	37,731	394,660	494,000
Chile	US$	6.51%	6.51%	No	336	150,735	151,071	-	150,000	-	-	-	150,000

				Total	336	153,825	154,161	-	174,500	37,109	37,731	394,660	644,000

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2025 is ThUS$921,001 (ThUS$906,146 and ThUS$775,549 as of December 31, 2024 and January 1, 2024, respectively). The borrowings have been categorized as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 4.h).

-	Individualization of Bank Loans by Borrower

											12-31-2025
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current ThUS$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.018.000-1	Banco Scotiabank (Overdraft facility)	Chile	CLP	6.20%	6.20%	Upon expiration	No	6	—	6	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US$	5.27%	5.27%	Upon expiration	No	—	150,615	150,615	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	4.89%	4.89%	Annual	Yes	—	21,719	21,719	32,135	33,707	35,355	37,084	337,099	475,380
76.536.353-5	Enel Chile S.A.	Chile	Foreign	CitiBank N.A. London Branch	USA	US$	5.90%	4.46%	Biannual	Yes	793	23,833	24,626	23,833	23,833	23,833	23,833	150,310	245,642
76.536.353-5	Enel Chile S.A.	Chile	Foreign	CAF_VE (Commitment fee)	Venezuela	US$	0.50%	0.50%	Upon expiration	No	3	—	3	—	—	—	—	—	—

					Total						802	196,167	196,969	55,968	57,540	59,188	60,917	487,409	721,022

											12-31-2024
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current ThUS$
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US$	5.91%	5.91%	Upon expiration	No	—	690	690	150,000	—	—	—	—	150,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	4.89%	4.89%	Annual	Yes	—	3,098	3,098	18,621	32,135	33,706	35,355	374,183	494,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	CitiBank N.A. London Branch	USA	US$	5.90%	5.15%	Biannual	Yes	928	—	928	23,834	23,833	23,834	23,833	174,908	270,242
76.536.353-5	Enel Chile S.A.	Chile	Foreign	DNB Bank ASA (Commitment fee)	Norway	US$	0.30%	0.30%	Upon expiration	No	1	—	1	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	CAF_VE (Commitment fee)	Venezuela	US$	0.50%	0.50%	Upon expiration	No	3	—	3	—	—	—	—	—	—

					Total						932	3,788	4,720	192,455	55,968	57,540	59,188	549,091	914,242

											01-01-2024
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current ThUS$
76.536.353-5	Enel Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	US$	5.71%	5.71%	Upon expiration	No	—	49,963	49,963	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	US$	6.86%	6.86%	Upon expiration	No	—	772	772	—	150,000	—	—	—	150,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	European Investment Bank	Luxembourg	US$	4.89%	4.89%	Annual	Yes	—	3,090	3,090	—	24,500	37,109	37,731	394,660	494,000
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A. NY Branch	USA	US$	6.37%	6.37%	Upon expiration	No	318	75,000	75,318	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	Mizuho Bank LTD.	USA	US$	6.37%	6.37%	Upon expiration	No	—	25,000	25,000	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	Foreign	SMBC (Commitment fee)	USA	US$	0.32%	0.32%	Upon expiration	No	18	—	18	—	—	—	—	—	—

					Total						336	153,825	154,161	—	174,500	37,109	37,731	394,660	644,000

(1)See Note 35.2

20.2 Unsecured liabilities

The detail of unsecured liabilities by currency and maturity as of December 31, 2025, December 31, 2024, and January 1, 2024, are as follows:

-	Summary of Unsecured liabilities by currency and maturity

					12-31-2025
					Maturity			Maturity
		Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Country	Currency	Rate	Rate		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.98%	5.59%	No	10,283	2,573	12,856	205,753	992,043	—	—	104,867	1,302,663
Chile	UF	5.20%	4.97%	No	-	49,636	49,636	48,923	49,270	39,488	-	-	137,681

				Total	10,283	52,209	62,492	254,676	1,041,313	39,488	—	104,867	1,440,344

					12-31-2024
					Maturity			Maturity
		Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Country	Currency	Rate	Rate		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.98%	5.58%	No	10,284	2,573	12,857	—	205,643	989,130	—	104,839	1,299,612
Chile	UF	5.21%	4.97%	No	-	43,870	43,870	43,067	43,067	42,622	34,552	-	163,308

				Total	10,284	46,443	56,727	43,067	248,710	1,031,752	34,552	104,839	1,462,920

					01-01-2024
					Maturity			Maturity
		Effective Interest Rate	Nominal Interest Rate	Secured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
Country	Currency	Rate	Rate		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.67%	5.27%	No	10,284	405,818	416,102	—	—	205,495	986,360	103,947	1,295,802
Chile	UF	5.22%	4.98%	No	-	47,920	47,920	46,855	46,855	46,855	45,686	37,349	223,600

				Total	10,284	453,738	464,022	46,855	46,855	252,350	1,032,046	141,296	1,519,402

-	Individual identification of Unsecured liabilities by debtor

											12-31-2025
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current ThUS$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First Issuance S-1	USA	US$	8.00%	7.87%	Upon expiration	No	6,755	—	6,755	205,753	—	—	—	—	205,753
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First Issuance S-2	USA	US$	8.80%	7.33%	Upon expiration	No	2,160	—	2,160	—	—	—	—	69,849	69,849
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First Issuance S-3	USA	US$	8.68%	8.13%	Upon expiration	No	1,368	—	1,368	—	—	—	—	35,018	35,018
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander -317 Serie-H (1)	Chile	UF	7.17%	6.20%	Biannual	No	—	9,489	9,489	9,109	9,456	—	—	—	18,565
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander 522 Serie-M (1)	Chile	UF	4.85%	4.75%	Biannual	No	—	40,147	40,147	39,814	39,814	39,488	—	—	119,116
76.536.353-5	Enel Chile S.A.	Chile	Foreign	BNY Mellon - Single	USA	US$	5.24%	4.88%	Upon expiration	No		2,573	2,573		992,043	—	—	—	992,043
								Total			10,283	52,209	62,492	254,676	1,041,313	39,488	—	104,867	1,440,344

											12-31-2024
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current ThUS$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First Issuance S-1	USA	US$	8.00%	7.87%	Upon expiration	No	6,756	—	6,756	—	205,643	—	—	—	205,643
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First Issuance S-2	USA	US$	8.80%	7.33%	Upon expiration	No	2,160	—	2,160	—	—	—	—	69,823	69,823
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First Issuance S-3	USA	US$	8.68%	8.13%	Upon expiration	No	1,368	—	1,368	—	—	—	—	35,016	35,016
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander -317 Serie-H (1)	Chile	UF	7.17%	6.20%	Biannual	No	—	8,456	8,456	8,019	8,019	7,573	—	—	23,611
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander 522 Serie-M (1)	Chile	UF	4.85%	4.75%	Biannual	No	—	35,414	35,414	35,048	35,048	35,049	34,552	—	139,697
76.536.353-5	Enel Chile S.A.	Chile	Foreign	BNY Mellon - Single	USA	US$	5.24%	4.88%	Upon expiration	No	—	2,573	2,573	—	—	989,130	—	—	989,130
								Total			10,284	46,443	56,727	43,067	248,710	1,031,752	34,552	104,839	1,462,920

											01-01-2024
											Maturity			Maturity
Taxpayer ID	Company	Country	Taxpayer ID	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current ThUS$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-1	USA	US$	8.00%	7.87%	Upon expiration	No	6,756	—	6,756	—	—	205,495	—	—	205,495
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-2	USA	US$	8.80%	7.33%	Upon expiration	No	2,160	—	2,160	—	—	—	—	69,667	69,667
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - First issuance S-3	USA	US$	8.68%	8.13%	Upon expiration	No	1,368	—	1,368	—	—	—	—	34,280	34,280
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon - Single 24296	USA	US$	4.67%	4.25%	Upon expiration	No	—	403,244	403,244	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander -317 Serie-H (1)	Chile	UF	7.17%	6.20%	Biannual	No	—	9,313	9,313	8,724	8,725	8,725	7,556	—	33,730
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-K	Banco Santander 522 Serie-M (1)	Chile	UF	4.85%	4.75%	Biannual	No	—	38,608	38,608	38,131	38,130	38,130	38,130	37,349	189,870
76.536.353-5	Enel Chile S.A.	Chile	Foreign	BNY Mellon - Single	USA	US$	5.24%	4.88%	Upon expiration	No	—	2,573	2,573	—	—	—	986,360	—	986,360
								Total			10,284	453,738	464,022	46,855	46,855	252,350	1,032,046	141,296	1,519,402

(1)Related to liabilities associated with covenants (See Note 35.4. Financial Restrictions, item 2. Financial Covenants), which amount to ThUS$137,681 as of December 31, 2025, ThUS$163,308 as of December 31, 2024, and ThUS$223,600, as of January 1, 2024.

-	Secured liabilities

As of December 31, 2025, December 31, 2024, and January 1, 2024, there were no secured bonds.

Fair value measurement and hierarchy

The fair value of the current and non-current secured and unsecured liabilities as of December 31, 2025 was ThUS$1,589,519 (ThUS$1,592,018 and ThUS$2,067,396 as of December 31, 2024, and January 1, 2024, respectively). These liabilities have been categorized as Level 2 (see Note 4.h). It is important to note that these financial liabilities are measured at amortized cost (see Note 4.g.4).

20.3 Hedged debt

As of December 31, 2025, ThUS$0 (ThUS$0 and ThUS$1,294,000 as of December 31, 2024, and January 1, 2024, respectively) of the Group's debt in U.S. dollars was related to hedging a portion of the revenues of the subsidiary Enel Generación Chile, which were directly linked to the evolution of the U.S. dollar (see Note 4.g.5).

The movement as of December 31, 2025, December 31, 2024, and January 1, 2024, in the cash flow hedge reserves, net of tax and minority interests, due to the exchange rate differences of this debt has been as follows:

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Balance in hedging reserves (income hedge) at the beginning of the year net	-	(389,604)	(366,510)
Foreign currency translation differences recorded in equity, net	-	(43,577)	(79,818)
Allocation of foreign currency exchange differences to profit or loss, net (i)	-	433,181	56,724
Balance in hedging reserves (income hedge) at the end of the year net	-	-	(389,604)

(i)

As of the 2024 year‑end, and considering the change in the functional currency of Enel Generación Chile effective January 1, 2025, these accounting hedges lost their effectiveness and, therefore, due to the change in the risk management objective, they were prospectively discontinued. As of December 31, 2024, the cumulative amount in the corresponding cash flow hedging reserves, where financial liabilities were defined as hedging instruments, amounted to ThUS$552,615, before taxes and minority interests (See Notes 23.2(a) and 28.1).

20.4 Other information

As of December 31, 2025, the Group has unconditional long-term credit lines available amounting to ThUS$690,000 (ThUS$690,000 and ThUS$540,000 as of December 31, 2024 and January 1, 2024, respectively), of which ThUS$340,000 are available with related parties (ThUS$340,000 and ThUS$490,000 as of December 31, 2024, and,  January 1, 2024, respectively) and ThUS$350,000 are available with third parties (ThUS$350,000 and ThUS$50,000 as of December 31, 2024 and January 1, 2024, respectively).

20.5 Future undiscounted debt flows.

The following tables are the estimates of undiscounted flows by type of financial debt:

a)	Summary of secured and unsecured bank borrowings

			12-31-2025									12-31-2024									01-01-2024
			Current			Non-Current						Current			Non-Current						Current			Non-Current
			Maturity			Maturity						Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.00%	11,752	227,446	239,198	93,100	91,944	90,588	89,320	611,234	976,186	12,487	38,155	50,642	242,064	94,898	93,579	92,052	706,237	1,228,830	4,935	168,771	173,706	37,142	204,934	57,679	57,572	530,592	887,919
Chile	CLP	6.20%	6	—	6	—	—	—	—	—	—	-	—	-	—	—	—	—	—	—	-	—	-	—	—	—	—	—	—
Total			11,758	227,446	239,204	93,100	91,944	90,588	89,320	611,234	976,186	12,487	38,155	50,642	242,064	94,898	93,579	92,052	706,237	1,228,830	4,935	168,771	173,706	37,142	204,934	57,679	57,572	530,592	887,919

b)	Summary of guaranteed and unsecured bonds

			12-31-2025									12-31-2024									01-01-2024
						Non-Current						Current			Non-Current						Current			Non-Current
			Maturity			Maturity						Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.59%	24,826	49,625	74,451	265,335	1,030,818	8,586	8,586	363,414	1,676,739	21,060	53,391	74,451	74,451	265,335	1,030,818	8,586	371,999	1,751,189	22,859	456,802	479,661	74,451	74,451	265,335	1,030,818	380,586	1,825,641
Chile	UF	4.97%	2,347	55,372	57,719	55,230	54,814	41,206	-	-	151,250	2,607	50,396	53,003	50,811	48,619	48,253	36,274	-	183,957	3,462	56,624	60,086	57,664	55,279	52,894	52,496	39,464	257,797
Total			27,173	104,997	132,170	320,565	1,085,632	49,792	8,586	363,414	1,827,989	23,667	103,787	127,454	125,262	313,954	1,079,071	44,860	371,999	1,935,146	26,321	513,426	539,747	132,115	129,730	318,229	1,083,314	420,050	2,083,438

21.  LEASE LIABILITIES

As of December 31, 2025, December 31, 2024 and January 1, 2024, the balance of lease liabilities is as follows:

	Current			Non-Current
Lease liability	12-31-2025 ThUS$	12-31-2024 ThUS$	01-01-2024 ThUS$	12-31-2025 ThUS$	12-31-2024 ThUS$	01-01-2024 ThUS$
Lease liability	41,518	26,982	27,520	368,679	268,670	278,097
Total	41,518	26,982	27,520	368,679	268,670	278,097

21.1. Individualization of Lease Liabilities

									12-31-2025
									Maturiry			Maturity
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Company	Country	Currency	Effective Interest Rate	Maturity	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	11	23	34	31	32	33	33	153	282
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	25	44	69	59	60	62	63	228	472
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	0.10%	Biannual	6	7	13	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	78.086.990-9	Inversiones San Isidro	Chile	UF	2.86%	Monthly	14	—	14	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	77.088.295-8	Consultoria y transpor.	Chile	UF	4.15%	Monthly	10	25	35	35	36	27	—	—	98
91.081.000-6	Enel Generación Chile S.A.	Chile	81.591.800-2	Cuerpo de bomberos Quillota	Chile	UF	2.86%	Monthly	7	—	7	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	76.409.056-k	Ald Automotive LTDA	Chile	UF	3.92%	Monthly	88	348	436	481	500	258	—	—	1,239
91.081.000-6	Enel Generación Chile S.A.	Chile	96.775.780-2	Compañía de Leasing Tattersall SA	Chile	UF	3.92%	Monthly	50	345	395	478	406	291	—	—	1,175
96.800.570-7	Enel Distribución Chile S.A.	Chile	70.015.730-K	Mutual de Seguros de Chile	Chile	UF	1.91%	Monthly	18	61	79	24	—	—	—	—	24
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.596.523-3	Capital Investi	Chile	UF	1.91%	Monthly	22	50	72	27	—	—	—	—	27
96.800.570-7	Enel Distribución Chile S.A.	Chile	61.219.000-3	Empresa de Transporte de Pasajeros Metro S.A.	Chile	US$	5.99%	Annual	—	220	220	106	112	119	126	667	1,130
96.800.570-7	Enel Distribución Chile S.A.	Chile	99.530.420-1	Inmobiliaria Nialem S.A.	Chile	UF	0.40%	Monthly	64	137	201	229	241	254	76	—	800
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.013.489-9	Inversiones Don Issa Ltda.	Chile	UF	1.87%	Monthly	18	83	101	111	112	112	69	—	404
96.800.570-7	Enel Distribución Chile S.A.	Chile	78.844.390-0	Poliplast	Chile	UF	5.36%	Monthly	13	—	13	2	—	—	—	—	2
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.643.660-3	Inmobiliaria El Roble S.A.	Chile	UF	0.79%	Monthly	22	65	87	—	—	—	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.085.228-7	Rentas Fonsaso	Chile	UF	5.37%	Monthly	96	282	378	226	—	—	—	—	226
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.409.056-k	ALD Automovile Ltda.	Chile	UF	5.16%	Monthly	110	138	248	343	183	107	—	—	633
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.775.780-2	Compañía de Leasing Tattersall S.A.	Chile	UF	5.16%	Monthly	62	159	221	222	234	137	—	—	593
96.800.570-7	Enel Distribución Chile S.A.	Chile	77.744.291-0	Morillo Energy Rent SPA	Chile	CLP	6.10%	Monthly	640	643	1,283	433	—	—	—	—	433
96.800.570-7	Enel Distribución Chile S.A.	Chile	77.030.540-3	Lureye Arriendos SPA	Chile	CLP	6.78%	Monthly	1,639	1,101	2,740	1,668	—	—	—	—	1,668
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	EUR	5.01%	Annual	—	873	873	313	329	345	363	1,284	2,634
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	UF	3.29%	Annual	4,236	16,960	21,196	5,816	5,976	6,166	6,381	210,938	235,277
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.364.150-3	Inversiones Interover Sur S.A.	Chile	UF	3.83%	Annual	34	182	216	70	73	76	78	1,287	1,584
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.400.311-K	Fundo Los Buenos Aires SpA	Chile	UF	2.54%	Annual	333	—	333	121	124	127	131	1,185	1,688
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.704.494-2	Pablo Rioseco y Otros	Chile	UF	4.94%	Annual	31	—	31	6	6	7	7	102	128
76.412.562-2	Enel Green Power Chile S.A.	Chile	10.249.202-1	Juan Rioseco y Otra	Chile	UF	3.91%	Annual	49	—	49	13	14	15	15	167	224
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.704.494-2	Pablo Rioseco y Otros	Chile	UF	4.94%	Annual	12	—	12	3	3	3	4	34	47
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.40%	Annual	144	—	144	27	28	29	31	287	402
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.94%	Annual	93	—	93	27	28	29	31	319	434
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.894.990-3	Orafti Chile S.A.	Chile	UF	4.94%	Annual	8	—	8	13	13	14	15	146	201
76.412.562-2	Enel Green Power Chile S.A.	Chile	78.201.750-0	Sociedad Agricola Parant	Chile	UF	4.94%	Annual	22	—	22	4	5	5	5	76	95
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Sucesión Aguilera Parada	Chile	UF	4.47%	Annual	278	—	278	76	80	84	88	1,119	1,447
76.412.562-2	Enel Green Power Chile S.A.	Chile	9.433.580-7	Macarena Rioseco	Chile	UF	3.91%	Annual	35	—	35	6	7	7	—	—	20
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.170.091-K	Multicenter SpA	Chile	UF	5.95%	Annual	19	—	19	110	115	120	86	625	1,056
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.064.627-K	Forestal Danco	Chile	UF	5.92%	Annual	—	51	51	108	115	121	129	2,012	2,485
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.629.120-6	Agrícola Esmeralda S.A.	Chile	UF	5.30%	Annual	—	1,049	1,049	64	68	71	75	8,712	8,990
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.238.102-8	Crucero Este Uno SpA	Chile	UF	2.96%	Annual	—	26	26	40	41	42	42	938	1,103
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Inversiones e Inmobiliaria Itraque S.A.	Chile	UF	3.70%	Annual	453	—	453	5	5	5	5	288	308
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.771.340-6	Agrícola el Tapial Ltda.	Chile	UF	3.70%	Annual	11	—	11	17	17	18	19	778	849
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.121.031-K	Sergio Jose Retamal Iglesias	Chile	UF	5.72%	Annual	—	32	32	51	54	58	61	2,722	2,946
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.372.943-4	Francisco Javier Ovalle Irarrazaval	Chile	UF	3.70%	Annual	665	—	665	131	134	138	141	907	1,451
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.745.330-7	Soc. Agricola Ancona Ltda.	Chile	US$	0.07%	Annual	—	142	142	335	685	686	686	18,711	21,103
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-2	Huertos Carmen Sociedad Agricola Lt	Chile	US$	0.07%	Annual	—	38	38	128	262	262	262	7,150	8,064
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.412.950-2	Inverko S A	Chile	UF	5.70%	Annual	8	29	37	28	—	—	—	—	28
76.412.562-2	Enel Green Power Chile S.A.	Chile	7.256.021-3	Alicia Veronica Freire Hermosilla	Chile	UF	4.94%	Annual	—	56	56	57	60	63	66	2,048	2,294
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.637.810-7	Bosques Cautín S.A.	Chile	UF	5.75%	Annual	145	—	145	146	154	163	173	7,269	7,905
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.637.810-7	Bosques Cautín S.A.	Chile	UF	2.32%	Annual	—	173	173	175	179	183	187	5,515	6,239
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.968.166-2	Luis Fernando Topali Galvan	Chile	UF	2.62%	Annual	152	—	152	116	119	122	125	3,215	3,697
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.663.046-2	Inversiones CBO y Compañía	Chile	UF	5.71%	Annual	123	—	123	21	22	24	25	1,852	1,944
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.329.938-3	Maria Ines Beltran Navarro	Chile	UF	3.62%	Annual	—	579	579	32	33	34	35	1,273	1,407
76.412.562-2	Enel Green Power Chile S.A.	Chile	7.840.909-6	Juan Jose Gajardo Esparza	Chile	UF	1.85%	Annual	—	164	164	53	54	54	56	1,195	1,412
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.416.292-7	Agricola La Campana Ltda.	Chile	UF	1.38%	Annual	—	49	49	50	50	51	52	1,065	1,268
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.755.040-K	Inmobiliaria Silfran Ltda.	Chile	UF	4.30%	Annual	48	—	48	19	20	21	21	911	992
76.412.562-2	Enel Green Power Chile S.A.	Chile	8.287.566-2	Audolia Alveal & Otros	Chile	CLP	6.38%	Annual	18	—	18	7	7	8	8	209	239
76.412.562-2	Enel Green Power Chile S.A.	Chile	4.503.432-1	Carmen Pinochet (Inosca)	Chile	UF	6.38%	Annual	6	—	6	—	—	—	5	135	140
76.412.562-2	Enel Green Power Chile S.A.	Chile	10.879.279-5	Javier Saavedra Duhart	Chile	UF	6.38%	Annual	47	—	47	4	4	5	5	124	142
76.412.562-2	Enel Green Power Chile S.A.	Chile	11.583.044-9	Eduardo Saavedra Duhart	Chile	UF	6.38%	Annual	4	—	4	4	4	5	5	124	142
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.690.982-5	Palpana Campos SpA	Chile	UF	6.38%	Annual	14	—	14	4	5	5	5	167	186
76.412.562-2	Enel Green Power Chile S.A.	Chile	10.379.851-5	Nicolás Sánchez Lecares	Chile	UF	1.43%	Annual	—	74	74	65	66	67	68	1,409	1,675
76.412.562-2	Enel Green Power Chile S.A.	Chile	7.256.021-3	Alicia Veronica Freire Hermosilla	Chile	UF	5.80%	Annual	—	16	16	7	8	8	9	382	414
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.018.840-K	Monica de la Cruz Fuster Lopez	Chile	UF	2.54%	Annual	32	—	32	20	20	20	20	395	475
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.823.948-8	Maria Edifilia Mondaca Galaz	Chile	UF	2.54%	Annual	28	—	28	22	22	22	22	589	677
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.909.880-6	Agricola y Ganadera San Raimundo	Chile	UF	2.50%	Annual	—	298	298	280	287	294	302	8,976	10,139
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.409.056-k	ALD Automotive Ltda.	Chile	UF	5.16%	Monthly	103	446	549	433	456	81	—	—	970
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.775.780-2	Compañía de Leasing Tattersall S.A.	Chile	UF	5.16%	Monthly	48	131	179	183	187	28	—	—	398
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	76.248.317-3	Agricola Alto Talinay	Chile	US$	4.61%	Annual	1,239	—	1,239	503	526	550	576	2,721	4,876
76.536.353-5	Enel Chile S.A.	Chile	76.203.473-5	Territoria Apoquindo S:A	Chile	UF	4.17%	Monthly	1,166	3,735	4,901	5,197	5,521	5,757	2,792	—	19,267
76.536.353-5	Enel Chile S.A.	Chile	96.839.400-2	Inversiones San Jorge	Chile	UF	4.34%	Monthly	135	22	157	—	—	—	—	—	—
76.536.353-5	Enel Chile S.A.	Chile	96.775.780-2	Compañía de Leasing Tattersall SA	Chile	UF	3.92%	Monthly	3	5	8	7	2	2	—	—	11
			Total						12,657	28,861	41,518	19,392	17,904	17,395	13,579	300,409	368,679

									12-31-2024
									Maturiry			Maturity
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Company	Country	Currency	Effective Interest Rate	Maturity	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	7	17	24	27	28	28	29	153	265
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	12	38	50	51	52	53	54	382	592
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	0.10%	Biannual	6	6	12	12	—	—	—	—	12
91.081.000-6	Enel Generación Chile S.A.	Chile	78.086.990-9	Inversiones San Isidro	Chile	UF	2.86%	Monthly	2	5	7	1	—	—	—	—	1
91.081.000-6	Enel Generación Chile S.A.	Chile	77.088.295-8	Consultoria y transpor.	Chile	UF	4.15%	Monthly	7	22	29	30	31	32	14	—	107
91.081.000-6	Enel Generación Chile S.A.	Chile	81.591.800-2	Cuerpo de bomberos Quillota	Chile	UF	2.86%	Monthly	1	4	5	1	—	—	—	—	1
96.800.570-7	Enel Distribución Chile S.A.	Chile	70.015.730-K	Mutual de Seguros de Chile	Chile	UF	1.91%	Monthly	23	61	84	97	—	—	—	—	97
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.596.523-3	Capital Investi	Chile	UF	1.91%	Monthly	19	55	74	86	—	—	—	—	86
96.800.570-7	Enel Distribución Chile S.A.	Chile	61.219.000-3	Empresa de Transporte de Pasajeros Metro S.A.	Chile	US$	5.99%	Annual	—	264	264	104	105	112	118	503	942
96.800.570-7	Enel Distribución Chile S.A.	Chile	99.530.420-1	Inmobiliaria Nialem S.A.	Chile	UF	0.40%	Monthly	58	—	58	19	—	—	—	—	19
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.013.489-9	Inversiones Don Issa Ltda.	Chile	UF	1.87%	Monthly	4	16	20	56	—	—	—	—	56
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.164.095-K	Inmobiliaria Mixto Renta Spa	Chile	UF	7.10%	Monthly	29	86	115	18	—	—	—	—	18
96.800.570-7	Enel Distribución Chile S.A.	Chile	78.844.390-0	Poliplast	Chile	UF	5.36%	Monthly	11	34	45	—	—	—	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.643.660-3	Inmobiliaria El Roble S.A.	Chile	UF	0.79%	Monthly	19	57	76	12	—	—	—	—	12
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.378.333-2	Inmobiliaria Fernandez	Chile	UF	7.13%	Monthly	26	69	95	76	—	—	—	—	76
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.409.056-k	ALD Automovile Ltda.	Chile	UF	5.29%	Monthly	9	27	36	34	—	—	—	—	34
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	EUR	5.01%	Annual	—	738	738	263	276	290	304	1,395	2,528
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	UF	3.13%	Annual	3,724	13,412	17,136	4,510	4,655	5,103	5,250	184,018	203,536
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.364.150-3	Inversiones Interover Sur S.A.	Chile	UF	3.83%	Annual	82	107	189	60	62	64	66	1,192	1,444
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.400.311-K	Fundo Los Buenos Aires SpA	Chile	UF	2.54%	Annual	286	—	286	104	106	109	112	1,138	1,569
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.704.494-2	Pablo Rioseco y Otros	Chile	UF	4.94%	Annual	32	—	32	5	5	6	6	88	110
76.412.562-2	Enel Green Power Chile S.A.	Chile	10.249.202-1	Juan Rioseco y Otra	Chile	UF	3.91%	Annual	44	—	44	11	12	12	13	153	201
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.704.494-2	Pablo Rioseco y Otros	Chile	UF	4.94%	Annual	10	—	10	3	3	3	3	44	56
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.40%	Annual	130	—	130	22	23	25	26	247	343
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.94%	Annual	81	—	81	22	23	25	26	303	399
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.894.990-3	Orafti Chile S.A.	Chile	UF	4.94%	Annual	17	—	17	11	11	12	12	154	200
76.412.562-2	Enel Green Power Chile S.A.	Chile	78.201.750-0	Sociedad Agricola Parant	Chile	UF	4.94%	Annual	27	—	27	4	4	4	4	71	87
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Sucesión Aguilera Parada	Chile	UF	4.47%	Annual	244	—	244	64	67	70	74	971	1,246
76.412.562-2	Enel Green Power Chile S.A.	Chile	9.433.580-7	Macarena Rioseco	Chile	UF	3.91%	Annual	32	—	32	5	6	6	6	80	103
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.170.091-K	Multicenter SpA	Chile	UF	5.95%	Annual	—	553	553	211	630	—	—	—	841
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.423.282-6	Sociedad Agrícola La Cruz	Chile	UF	4.29%	Annual	2	—	2	—	—	—	—	—	—
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.064.627-K	Forestal Danco	Chile	UF	5.92%	Annual	—	59	59	305	95	101	107	5,769	6,377
76.412.562-2	Enel Green Power Chile S.A.	Chile	7.872.865-5	Paulina Camus Bories	Chile	UF	3.35%	Annual	—	8	8	54	56	59	63	228	460
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.629.120-6	Agricola Esmeralda	Chile	UF	5.30%	Annual	578	—	578	56	58	59	63	6,895	7,131
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.238.102-8	Crucero Este Uno SpA	Chile	UF	2.96%	Annual	—	28	28	42	42	43	44	724	895
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-8	Huertos Carmen Sociedad Agrícola Limitada	Chile	US$	3.61%	Annual	27	—	27	45	—	—	—	—	45
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Inversiones E Inmobiliaria Itraque S.A.	Chile	UF	3.70%	Annual	9	—	9	4	4	4	4	278	294
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.771.340-6	Agricola El Tapial Ltda.	Chile	UF	3.70%	Annual	—	28	28	14	15	15	16	634	694
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.121.031-K	Sergio Jose Retamal Iglesias	Chile	UF	5.72%	Annual	198	—	198	43	45	48	51	3,024	3,211
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.372.943-4	Francisco Javier Ovalle Irarrazabal	Chile	UF	3.70%	Annual	—	88	88	21	21	22	23	927	1,014
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.412.950-2	Inverko S.A.	Chile	UF	5.70%	Annual	46	—	46	30	31	31	32	750	874
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.745.330-7	Soc. Aagricola Ancona Ltda.	Chile	US$	0.07%	Annual	—	8	8	128	128	261	261	7,398	8,176
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-2	Huertos Carmen Soc. Agricola Lt.	Chile	US$	0.07%	Annual	2	—	2	29	17	—	—	—	46
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.769.393-1	Rentas Coquimbo SpA	Chile	UF	7.74%	Annual	28	—	28	—	—	—	—	—	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	76.248.317-3	Agricola Alto Talinay	Chile	EUR	4.61%	Annual	991	—	991	311	325	340	356	2,183	3,515
76.536.353-5	Enel Chile S.A.	Chile	76.203.473-5	Territoria Apoquindo S:A	Chile	UF	4.17%	Monthly	1,115	3,152	4,267	4,360	4,575	4,860	5,068	2,077	20,940
76.536.353-5	Enel Chile S.A.	Chile	96.839.400-2	Inversiones San Jorge	Chile	UF	4.34%	Monthly	58	44	102	17	—	—	—	—	17
			Total						7,996	18,986	26,982	11,378	11,511	11,797	12,205	221,779	268,670

									01-01-2024
									Maturiry			Maturity
Taxpayer ID Number	Company	Country	Taxpayer ID Number	Company	Country	Currency	Effective Interest Rate	Maturity	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	4	21	25	29	29	30	31	193	312
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	15	40	55	54	55	57	58	394	618
91.081.000-6	Enel Generación Chile S.A.	Chile	99.527.200-8	Rentaequipos Tramaca S.A.	Chile	UF	0.83%	Monthly	165	—	165	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S A.	Chile	UF	0.83%	Monthly	13	—	13	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	0.10%	Biannual	6	6	12	13	13	—	—	—	26
96.800.570-7	Enel Distribución Chile S.A.	Chile	70.015.730-K	Mutual de Seguros de Chile	Chile	UF	1.91%	Monthly	17	72	89	98	98	—	—	—	196
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.596.523-3	Capital Investi	Chile	UF	1.91%	Monthly	21	59	80	80	73	—	—	—	153
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.253.641-2	Bcycle Latam S.P.A	Chile	CLP	6.24%	Annual	114	—	114	21	—	—	—	—	21
96.800.570-7	Enel Distribución Chile S.A.	Chile	61.219.000-3	Empresa de Transporte de Pasajeros Metro S.A.	Chile	US$	5.99%	Annual	—	374	374	94	99	105	112	862	1,272
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.565.580-8	Compañia de Leasing Tattersall S. A.	Chile	UF	1.41%	Monthly	15	—	15	—	—	—	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Chile	99.530.420-1	Inmobiliaria Nialem S.A.	Chile	UF	0.40%	Monthly	22	188	210	105	—	—	—	—	105
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.013.489-9	Inversiones Don Issa Ltda.	Chile	UF	1.87%	Monthly	199	79	278	70	—	—	—	—	70
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.203.089-6	Rentas Inmobiliarias Amanecer S.A.	Chile	UF	2.84%	Monthly	8	56	64	30	—	—	—	—	30
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.164.095-K	Inmobiliaria Mixto Renta Spa	Chile	UF	3.78%	Monthly	13	—	13	24	—	—	—	—	24
96.800.570-7	Enel Distribución Chile S.A.	Chile	78.844.390-0	Poliplast	Chile	UF	5.36%	Monthly	12	35	47	48	12	—	—	—	60
96.800.570-7	Enel Distribución Chile S.A.	Chile	96.643.660-3	Inmobiliaria El Roble S.A.	Chile	UF	0.79%	Monthly	27	61	88	82	83	—	—	—	165
96.800.570-7	Enel Distribución Chile S.A.	Chile	76.378.333-2	Inmobiliaria Fernandez	Chile	UF	7.13%	Monthly	27	79	106	112	—	—	—	—	112
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	UF	3.03%	Annual	3,251	14,219	17,470	3,818	4,618	4,532	4,686	198,702	216,356
76.412.562-2	Enel Green Power Chile S.A.	Chile	61.402.000-8	Ministerio de Bienes Nacionales	Chile	EUR	5.02%	Annual	—	753	753	266	279	293	308	1,769	2,915
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.400.311-K	Fundo Los Buenos Aires SpA	Chile	UF	2.54%	Annual	304	—	304	110	113	115	118	1,519	1,975
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.131-K	Federico Rioseco Garcia	Chile	UF	4.94%	Annual	67	—	67	11	11	12	12	215	261
76.412.562-2	Enel Green Power Chile S.A.	Chile	3.750.132-8	Juan Rioseco Garcia	Chile	UF	4.94%	Annual	56	—	56	14	15	16	16	261	322
76.412.562-2	Enel Green Power Chile S.A.	Chile	4.595.479-K	Adriana Castro Parra	Chile	UF	4.94%	Annual	136	—	136	23	24	26	27	391	491
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.378.630-5	Agricola Santa Amalia	Chile	UF	4.94%	Annual	86	—	86	23	24	25	27	395	494
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.894.990-3	Orafti Chile S.A.	Chile	UF	4.94%	Annual	24	—	24	11	12	12	13	200	248
76.412.562-2	Enel Green Power Chile S.A.	Chile	78.201.750-0	Sociedad Agricola Parant	Chile	UF	4.94%	Annual	285	—	285	70	73	77	81	1,343	1,644
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.259.106-5	Inmobiliaria Terra Australis Tres S.A.	Chile	UF	6.39%	Biannual	30	167	197	63	65	67	70	1,406	1,671
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.938.160-5	Soc. Serv. Com. Multiservice F.L.	Chile	UF	2.94%	Annual	—	95	95	351	—	—	—	906	1,257
76.412.562-2	Enel Green Power Chile S.A.	Chile	76.064.627-K	Fortestal Danco	Chile	UF	2.42%	Annual	—	172	172	46	47	48	50	2,319	2,510
76.412.562-2	Enel Green Power Chile S.A.	Chile	96.629.120-6	Agricola Esmeralda	Chile	UF	5.24%	Annual	—	117	117	64	64	64	64	8,083	8,339
76.412.562-2	Enel Green Power Chile S.A.	Chile	84.810.200-8	Huertos Carmen Sociedad Agrícola Limitada	Chile	US$	3.56%	Annual	34	—	34	—	—	—	—	—	—
76.412.562-2	Enel Green Power Chile S.A.	Chile	99.576.780-5	Inversiones E Inmobiliaria Itraque S.A.	Chile	UF	3.70%	Annual	56	—	56	4	4	5	5	150	168
76.412.562-2	Enel Green Power Chile S.A.	Chile	77.412.950-2	Inverko S A	Chile	UF	5.70%	Annual	9	17	26	29	31	27	—	—	87
76.412.562-2	Enel Green Power Chile S.A.	Chile	79.771.340-6	Agricola El Tapial Ltda.	Chile	UF	3.70%	Annual	—	34	34	15	15	16	17	699	762
76.412.562-2	Enel Green Power Chile S.A.	Chile	6.372.943-4	Francisco Javier Ovalle Irarrazabal	Chile	UF	3.70%	Annual	43	—	43	22	22	23	24	1,022	1,113
76.412.562-2	Enel Green Power Chile S.A.	Chile	5.121.031-K	Sergio Jose Retamal Iglesias	Chile	UF	5.71%	Annual	161	—	161	44	46	49	52	3,261	3,452
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Chile	76.248.317-3	Agricola Alto Talinay	Chile	EUR	4.61%	Annual	993	—	993	316	330	346	361	2,038	3,391
76.536.353-5	Enel Chile S.A.	Chile	76.203.473-5	Territoria Apoquindo S:A	Chile	UF	4.17%	Monthly	1,183	3,294	4,477	4,550	4,744	4,978	5,288	7,760	27,320
76.536.353-5	Enel Chile S.A.	Chile	96.839.400-2	Inversiones San Jorge	Chile	UF	4.34%	Monthly	44	142	186	157	—	—	—	—	157
			Total						7,440	20,080	27,520	10,867	10,999	10,923	11,420	233,888	278,097

21.2. Undiscounted debt cash flows.

The following tables are the estimates of undiscounted cash flows:

			12-31-2025									12-31-2024									01-01-2024
			Maturity			Maturity						Maturity			Maturity						Maturity			Maturity
Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	0.32%	41	1,147	1,188	1,277	1,265	1,252	1,239	30,987	36,019	50	271	321	311	339	334	328	6,929	8,241	317	690	1,007	248	234	224	215	1,094	2,015
Chile	EUR	4.75%	1,293	716	2,009	1,299	1,254	1,208	1,163	4,537	9,461	796	652	1,448	872	843	814	784	3,702	7,015	325	-	325	419	406	392	379	1,986	3,582
Chile	UF	3.51%	10,361	31,821	42,182	30,278	28,033	25,939	20,381	534,550	639,181	7,799	20,713	28,512	21,300	20,273	19,420	18,937	431,020	510,950	7,563	25,633	33,196	25,055	24,067	23,279	22,765	505,577	600,743
Chile	CLP	6.24%	2,296	1,744	4,041	2,108	7	8	8	209	2,340	-	-	-	-	-	-	-	-	-	114	-	114	21	-	-	-	-	21

Total			13,991	35,428	49,419	34,962	30,559	28,407	22,791	570,283	687,001	8,645	21,636	30,281	22,483	21,455	20,568	20,049	441,651	526,206	8,319	26,323	34,642	25,743	24,707	23,895	23,359	508,657	606,361

22.  RISK MANAGEMENT POLICY

The Group companies follow the guidelines of the Risk Management Control System (SCGR, in its Spanish acronym) defined at the Holding level (Enel S.p.A.), which establishes rules for managing risks through the respective standards, procedures, systems, etc., applicable to the different levels of the Group companies, in the business risk identification, analysis, evaluation, treatment, and communication processes the business addresses on a continuous basis. These guidelines are approved by the Enel S.p.A. Board of Directors, which includes a Risk and Controls Committee responsible for supporting the Enel Chile Board’s evaluation and decisions regarding internal control and risk management system, as well as those related to the approval of periodic financial statements.

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

The Enel Group risk management system considers three lines of action (defense) to obtain effective and efficient risk management and controls. Each of these three “lines” plays a different role within the organization’s broader governance structure (Business areas, acting as the first line of defense, Risk Control and Compliance units, acting as the second line of defense, and Internal Audit, acting as the third line of defense). Each line of defense has the obligation to report to and keep senior management and the Directors up-to-date on risk management. In this sense, the first and second lines of defense report to the senior management, and the second and third lines report to the Directors.

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

The Group’s financial debt structure per fixed and/or hedged interest rate on gross, net of hedging derivative instruments engaged, is as follows:

	For the years ended December 31,		For the period ended January 01,
	2025	2024	2024
	%	%	%
Fixed interest rate	87%	89%	88%

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

22.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Cash flows related to revenues, costs, and investment disbursements that are denominated in currencies other than the functional currency (U.S. dollar).
-	Accounting mismatches that exist between assets and liabilities on the Statement of Financial Position denominated in currencies other than the functional currency.
-	Debt taken on by the Group’s companies that is denominated in a currency other than the currency in which its cash flows are indexed.
-	Payments to be made in a currency other than the one to which its cash flows are indexed, for example, for the acquisition of materials associated with projects and payments of corporate insurance policies, among others.
-	Income in Group companies directly linked to changes in currencies other than the currency of its cash flows.

In order to minimize foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between cash flows in currencies other than the functional currency in its assets and liabilities. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts.

During 2024, the respective Boards of Directors of Enel Chile, Enel Generación Chile, and Empresa Eléctrica Pehuenche agreed to change the functional currency of these companies from Chilean pesos to U.S. dollars, effective January 1, 2025, due to the fact that the U.S. dollar has become the currency that significantly influences the economic environment in which each of them operates (see Note 3).

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

As of December 31, 2025, the Company’s hedge position was concentrated in Henry Hub gas and coal. In Henry Hub gas, active hedges amounted to 30 Tbtu corresponding to purchase positions, and 9 Tbtu to sales positions. In coal, liquidation obligations were recorded for 27 kTon associated with sales contracts. As of that same date, there were no active Brent oil hedges.

As of December 31, 2024, active Brent hedges to be liquidated totaled 45 kBbl associated with purchases. Regarding gas, no active hedges to be liquidated were recorded at the 2024 year‑end, neither in Henry Hub Swaps nor in Henry Hub Futures. With respect to coal hedging, as of December 31, 2024, liquidation obligations were recorded for a total of 10.7 kTon corresponding to sales contracts.

Depending on the Group’s permanently updated operating conditions, these hedges may be modified, or include other commodities.

As a result of the mitigation strategies implemented, the Group was able to minimize the effects of the volatility of commodity prices on the profit or loss on the results for the year ended December 31, 2025.

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

Despite the negative working capital existing at the end of 2025, the Company is able to address this situation and mitigate the risk through the policy and actions described herein.

As of December 31, 2025, the Group had liquidity of ThUS$461,924 in cash and cash equivalents and ThUS$690,000 in unconditionally available long-term credit lines. As of December 31, 2024, the Group had a liquidity of ThUS$384,761 in cash and cash equivalents and ThUS$690,000 in unconditionally available long-term credit lines; and as of January 1, 2024, the Group had liquidity of ThUS$642,206 in cash and cash equivalents and ThUS$540,000 in unconditionally available long-term credit lines.

22.5 Credit risk

The Group closely monitors its credit risk.

Trade receivables:

Regarding the credit risk of the Company’s electricity generation line of business, related to trade receivables, this risk is historically very limited because the customer collection period is short, accordingly, no significant individual amounts are accumulated before the service is shut-off due to late payment, according to contract conditions. For this reason, credit risk is continuously monitored, measuring the maximum amounts exposed to payment risk which is very limited.

In relation to the credit risk corresponding to the receivables stemming from distribution commercial activity, this risk is historically very limited given that the short-term billing to customers does not individually accumulate very significant amounts before the supply suspension for non-payment can occur, in accordance with the related regulation. Additionally, tracking and control measures exist for all the Company’s segments: Corporate, Public Administration, and Residential, with exclusive commercial executives assigned for dealing with Corporate and Public Administration customers, with the aim of mitigating any activity that results in risk of payment default by the customer.

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

22.6 Risk measurement

Foreign exchange risk

For the purpose of monitoring this risk and limiting the volatility of the Statement of Financial Position, the Group prepares a prospective measurement, based on a Monte Carlo monthly simulation of foreign exchange fluctuation of accounting account mismatches, in a period of 3 months with 95% reliability. Based on the Company’s estimated exposure, considering the current hedges, payment flows and mitigation actions, the estimated impact of exchange rate fluctuations for the next quarter would amount to approximately MUS$26.

Considering that effective as of January 1, 2025 Enel Chile and its subsidiaries Enel Generación Chile and Empresa Eléctrica Pehuenche adopted the U.S. dollar as their functional currency, the foreign exchange risk measurement described above has been determined considering this circumstance.

Interest rate risk

The exposure associated with interest rate variance is measured as the finance cost sensitivity. The sensitivity analysis on the monthly finance cost shows that a variance of 25 basis points in the reference interest rate, SOFR, would have the following effects:

-	An increase of 25 basis points would increase the monthly finance cots by approximately ThUS$31.
-	A decrease of 25 basis points would reduce the monthly finance cost by approximately ThUS$31.

With respect to lease instruments denominated in Unidades de Fomento (UF), these are classified as variable‑rate instruments, since their value is indexed to inflation. However, such instruments do not exhibit sensitivity to changes in market interest rates (for example, the real TAB rate). Consequently, they are not included in the sensitivity analysis presented in this Note.

Due to the Company’s effective control over its exposure to variable rates, its risk is considered to be limited. To reduce this exposure even further, the Company continuously monitors market scenarios and seeks a balance between fixed and variable rate financing.

23.  FINANCIAL INSTRUMENTS

23.1 Financial instruments classified by type and category

a)	The details of financial assets, classified by type and category, as of December 31, 2025, December 31, 2024, and January 1, 2024, are as follows:

	12-31-2025
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost	Financial assets at fair value through other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Equity instruments	—	—	128	—
Trade and other receivables	—	1,382,738	—	—
Accounts receivable from related parties	—	61,811	—	—
Derivative instruments	2,607	—	896	206
Other financial assets	—	648	—	—
Total Current	2,607	1,445,197	1,024	206

Equity instruments	—	—	2,335	—
Trade and other receivables	—	1,105,384	—	—
Accounts receivable from related parties	—	—	—	—
Derivative instruments	—	—	—	19,021
Other financial assets	—	2,714	—	—
Total Non-current	—	1,108,098	2,335	19,021

Total	2,607	2,553,295	3,359	19,227

	12-31-2024
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost	Financial assets at fair value through other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Equity instruments	—	—	128	—
Trade and other receivables	—	1,493,300	—	—
Accounts receivable from related parties	—	42,935	—	—
Derivative instruments	1	—	1,957	8,614
Other financial assets	—	10,846	—	—
Total Current	1	1,547,081	2,085	8,614

Equity instruments	—	—	2,335	—
Trade and other receivables	—	1,163,370	—	—
Accounts receivable from related parties	—	—	—	—
Derivative instruments	—	—	—	—
Other financial assets	2,328	—	—	—
Total Non-current	2,328	1,163,370	2,335	—

Total	2,329	2,710,451	4,420	8,614

	01-01-2024
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost	Financial assets at fair value through other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Equity instruments	—	—	146	—
Trade and other receivables	—	1,649,263	—	—
Accounts receivable from related parties	—	57,317	—	—
Derivative instruments	53	—	3,070	66,137
Other financial assets	—	10,890	—	—
Total Current	53	1,717,470	3,216	66,137

Equity instruments	—	—	2,652	—
Trade and other receivables	—	1,030,279	—	—
Accounts receivable from related parties	—	—	—	—
Derivative instruments	—	—	—	10,576
Other financial assets	—	—	—	—
Total Non-current	—	1,030,279	2,652	10,576

Total	53	2,747,749	5,868	76,713

b)	The details of financial liabilities, classified by type and category, as of December 31, 2025, December 31, 2024, and January 1, 2024, are as follows:

	12-31-2025
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost	Financial liabilities at fair value through other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing loans	—	259,461	—	—
Trade and other payables	—	1,526,225	—	—
Accounts payable to related parties	—	371,919	—	—
Derivative instruments	895	—	6,355	62,621
Other financial liabilities	—	41,518	—	—
Total Current	895	2,199,123	6,355	62,621

Interest-bearing loans	—	2,161,366	—	—
Trade and other payables	—	985,569	—	—
Accounts payable to related parties	—	861,531	—	—
Derivative instruments	—	—	—	8,962
Other financial liabilities	—	368,679	—	—
Total Non-current	—	4,377,145	—	8,962

Total	895	6,576,268	6,355	71,583

	12-31-2024
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost	Financial liabilities at fair value through other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing loans	—	61,447	—	—
Trade and other payables	—	1,535,137	—	—
Accounts payable to related parties	—	299,362	—	—
Derivative instruments	14	—	734	22,542
Other financial liabilities	—	26,982	—	—
Total Current	14	1,922,928	734	22,542

Interest-bearing loans	—	2,377,162	—	—
Trade and other payables	—	969,504	—	—
Accounts payable to related parties	—	1,019,514	—	—
Derivative instruments	—	—	—	5,234
Other financial liabilities	—	268,670	—	—
Total Non-current	—	4,634,850	—	5,234

Total	14	6,557,778	734	27,776

	01-01-2024
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost	Financial liabilities at fair value through other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Interest-bearing loans	—	618,183	—	—
Trade and other payables	—	1,652,038	—	—
Accounts payable to related parties	—	527,383	—	—
Derivative instruments	1	—	17,622	82,991
Other financial liabilities	—	27,520	—	—
Total Current	1	2,825,124	17,622	82,991

Interest-bearing loans	—	2,163,402	—	—
Trade and other payables	—	678,966	—	—
Accounts payable to related parties	—	1,179,760	—	—
Derivative instruments	—	—	—	7,923
Other financial liabilities	—	278,097	—	—
Total Non-current	—	4,300,225	—	7,923

Total	1	7,125,349	17,622	90,914

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2025, December 31, 2024, and January 1, 2024, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	12-31-2025				12-31-2024				01-01-2024
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	—	—	69	8,962	75	—	—	3,130	1,226	—	—	—
Cash flow hedge	—	—	69	8,962	75	—	—	3,130	1,226	—	—	—
Exchange rate hedge:	206	19,021	62,552	—	8,539	—	22,542	2,104	64,911	10,576	82,991	7,923
Cash flow hedge	206	19,021	62,552	—	8,539	—	22,542	2,104	64,911	10,576	82,991	7,923
TOTAL	206	19,021	62,621	8,962	8,614	—	22,542	5,234	66,137	10,576	82,991	7,923

Additionally, supplementary details of the associated instruments and underlying assets are presented:

	12-31-2025				12-31-2024				01-01-2024
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
Description of Instruments covered	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Finance debt	—	18,984	62,356	8,962	8,614	—	7,655	5,234	53,550	9,410	42,197	5,705
Investments in property, plant & equipment	186	37	10	—	—	—	279	—	816	261	681	—
Operating income (i)	20	—	255	—	—	—	14,608	—	10,521	905	39,016	2,218
Other	—	—	—	—	—	—	—	—	1,250	—	1,097	—
TOTAL	206	19,021	62,621	8,962	8,614	—	22,542	5,234	66,137	10,576	82,991	7,923

(i) As of the 2024 year‑end, and considering the change in the functional currency of Enel Generación Chile effective January 1, 2025, the accounting hedges associated with a portion of that subsidiary’s income, which were directly linked to the U.S. dollar valuation, lost their effectiveness and, therefore, due to the change in the risk management objective, they were prospectively discontinued. As of December 31, 2024, the cumulative amount in the cash flow hedging reserves, where financial derivatives were defined as the hedging instrument, amounted to  ThUS$104,519, before taxes and minority interests (see Notes 20.3 and 28.1).

-	General information Related to Hedging Derivative Instruments

Hedging derivative instruments and their corresponding hedged instruments, as of December 31, 2025, December 31, 2024, and January 1, 2024 are shown in the following table:

				Fair value of	Fair value of	Fair value of
Type of	Description	Description	Nature	hedged item	hedged item	hedged item
hedge	of hedged	of hedged	of	12-31-2025	12-31-2024	01-01-2024
instrument	risk	item	Risk Hedged	ThUS$	ThUS$	ThUS$
SWAP	Exchange rate	Unsecured obligations (bonds)	Cash flow	18,720	(1,220)	13,831
SWAP	Interest rate	Loans with related parties	Cash flow	—	(3,055)	1,226
SWAP	Interest rate	Bank loans	Cash flow	(9,031)	—	—
FORWARD	Exchange rate	Loans with related parties	Cash flow	(62,023)	—	—
FORWARD	Exchange rate	Operating income	Cash flow	(235)	(14,608)	(29,808)
FORWARD	Exchange rate	Investments in property, plant & equipment	Cash flow	213	(279)	396
FORWARD	Interest rate	Other	Cash flow	—	—	152

As of December 31, 2025, December 31, 2024, and January 1, 2024, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

At the reporting date, the Group did not establish fair value hedging relationships.

b)	Financial derivative instruments assets and liabilities at fair value through profit or loss

As of December 31, 2025, December 31, 2024, and January 1, 2024, liabilities were recognized in the financial statement as a result of derivative financial operations that are recognized at fair value through profit or loss. The amounts are detailed below:

	12-31-2025				12-31-2024				01-01-2024
	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities	Current Assets	Current Liabilities	Non-Current Assets	Non-Current Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-hedging derivative instrument	—	—	—	—	—	14	—	—	52	1	—	—
Total	—	—	—	—	—	14	—	—	52	1	—	—

These derivative instruments corresponded to forward contracts entered into by the Group, aimed at hedging the exchange rate risk related to obligations arising from civil works contracts linked to the construction of the Los Cóndores plant. Although these hedges had an economic rationale, they did not qualify as accounting hedges because they did not strictly meet the requirements established in IFRS 9 “Financial Instruments”.

c)	Other information on derivatives:

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2025, December 31, 2024, and January 1, 2024:

	12-31-2025
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Financial derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$
Interest rate hedge:	(9,031)	—	—	—	—	—	286,000	286,000
Cash flow hedge	(9,031)	—	—	—	—	—	286,000	286,000
Exchange rate hedge:	(43,325)	753,662	45,924	46,153	35,644	—	—	881,383
Cash flow hedge	(43,325)	753,662	45,924	46,153	35,644		—	881,383
Derivatives not designated for hedge accounting	—	—	—	—	—	—	—	—
TOTAL	(52,356)	753,662	45,924	46,153	35,644	—	286,000	1,167,383

	12-31-2024
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Financial derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$
Interest rate hedge:	(3,055)	—	—	—	—	—	286,000	286,000
Cash flow hedge	(3,055)	—	—	—	—	—	286,000	286,000
Exchange rate hedge:	(16,107)	228,126	—	—	—	178,217	—	406,343
Cash flow hedge	(16,107)	228,126	—	—	—	178,217	—	406,343
Derivatives not designated for hedge accounting	(14)	2,236	—	—	—	—	—	2,236
TOTAL	(19,176)	230,362	—	—	—	178,217	286,000	694,579

	01-01-2024
		Notional Amount
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Financial derivatives	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$
Interest rate hedge:	1,226	50,000	—	—	—	—	—	50,000
Cash flow hedge	1,226	50,000	—	—	—	—	—	50,000
Exchange rate hedge:	(15,429)	1,699,097	215,415	—	—	—	—	1,914,512
Cash flow hedge	(15,429)	1,699,097	215,415	—	—	—	—	1,914,512
Derivatives not designated for hedge accounting	52	4,227	—	—	—	—	—	4,227
TOTAL	(14,151)	1,753,324	215,415	—	—	—	—	1,968,739

The notional amount of the contracts entered into does not represent the risk assumed by the Group, as this amount only relates to the basis on which the derivative settlement calculations are made.

23.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 4.h.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2025, December 31, 2024, and January 1, 2024:

		Fair Value Measured at End of Reporting Period Using:
	12-31-2025	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets:
Financial derivatives designated as cash flow hedges	19,227	—	19,227	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	2,607	—	2,607	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	896	—	896	—
Financial assets at fair value through profit or loss	—		—
Equity instruments at fair value through other comprehensive income	2,463	2,335	128	—
Total	25,193	2,335	22,858	—
Financial derivatives designated as cash flow hedges	71,583	—	71,583	—
Financial derivatives not designated for hedge accounting	—	—	-	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	895	—	895	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	6,355	—	6,355	—
Total	78,833	—	78,833	—

		Fair Value Measured at End of Reporting Period Using:
	12-31-2024	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets:
Financial derivatives designated as cash flow hedges	8,613	—	8,613	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	1	—	1	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	1,957	—	1,957	—
Equity instruments at fair value through other comprehensive income	2,464	2,335	129	—
Total	13,035	2,335	10,700	—
Financial derivatives designated as cash flow hedges	27,776	—	27,776	—
Financial derivatives not designated for hedge accounting	14	—	14	—
Derivatives of commodities designated as non-hedging of cash flow at fair value through profit or loss	2	—	2	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	732	—	732	—
Total	28,524	—	28,524	—

		Fair Value Measured at End of Reporting Period Using:
	01-01-2024	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets:
Financial derivatives designated as cash flow hedges	76,712	—	76,712	—
Financial derivatives not designated for hedge accounting	53	—	53	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	3,071	—	3,071	—
Equity instruments at fair value through other comprehensive income	2,797	2,652	145	—
Total	82,633	2,652	79,981	—
Financial derivatives designated as cash flow hedges	90915	0	90915	—
Financial derivatives not designated for hedge accounting	1	—	1	—
Derivatives of commodities designated as cash flow hedges at fair value through other comprehensive income	17,622	—	17,622	—
Total	108,538	—	108,538	—

24.  TRADE AND OTHER PAYABLES

As of December 31, 2025, December 31, 2024, and January 1, 2024, the details of trade and other payables, current are as follows:

	Current			Non-current
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
Trade payables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Energy suppliers (1)	691,786	591,498	337,996	985,379	968,952	678,432
Fuel and gas suppliers	133,292	189,894	291,369	—	—	—
Payables for goods and services	442,352	490,938	411,234	—	—	331
Payables for assets acquisition	136,431	178,475	469,613	189	189	189
Subtotal	1,403,861	1,450,805	1,510,212	985,568	969,141	678,952
Other Payables
Dividends payable to third parties	71,187	35,807	91,962	—	—	—
Payables to employees	38,963	42,650	52,717	—	—	—
Other payables	19,464	6,609	14,769	1	363	14
Subtotal	129,614	85,066	159,448	1	363	14
Subtotal other current payables	1,533,475	1,535,871	1,669,660	985,569	969,504	678,966

(1)The non-current portion shows delays in payments for energy purchases of ThUS$985,379 as of December 31, 2025, US$968,952 as of December 31, 2024 and US$678,432 as of January 1, 2024, generated by the temporary electric power pricing stabilization mechanism for customers subject to price regulation, as established in Laws No. 21,185, No. 21,472, and No. 21,667 (see Note 9.a.1.ii).

The description of the liquidity risk management policy is detailed in Note 22.4.

The details of trade payables, both current and past due as of December 31, 2025, December 31, 2024, and January 1, 2024, are presented in Appendix 3.

25.  PROVISIONS

a)	The details of provisions as of December 31, 2025, December 31, 2024, and January 1, 2024, are detailed as follows:

	Current			Non-current
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
Provisions	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal proceedings (1)	1,221	1,826	1,307	42,578	39,448	11,939
Decommissioning or restoration (2)	28,082	28,082	22,351	171,329	175,745	227,668
Other provisions (3)	1,399	21,626	5,018	268	838	1,638
Total	30,702	51,534	28,676	214,175	216,031	241,245
(1)	The main contingencies are disclosed in Notes 36.3 and 38.
(2)	See Note 4.a.
(3)	The increase in 2024 primarily refers to the recognition of provisions in Enel Distribución Chile and Enel Colina, related to agreements for voluntary collective processes with SERNAC, due to the climatic events that occurred during May and August 2024.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the resolution of specific matters related to each one. For example, specifically for litigation, this depends on the final resolution of the corresponding legal claim. Management believes that provisions recognized in the financial statements cover the related risks appropriately.

b)	Movements in provisions for the years ended December 31, 2025, and 2024 are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Movements in Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2025	41,274	203,827	22,464	267,565
Increase (decrease) in existing provisions	11,240	7,154	(191)	18,203
Provisions used (1)	(5,068)	(20,910)	(20,656)	(46,634)
Reversal of unused provision (2)	(7,508)	—	(800)	(8,308)
Increase from adjustment to time value of money (3)	—	9,278	—	9,278
Foreign currency translation differences	3,861	62	850	4,773
Total movements in provisions	2,525	(4,416)	(20,797)	(22,688)
Balance as of December 31, 2025	43,799	199,411	1,667	244,877

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Movements in Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2024	13,246	250,019	6,656	269,921
Increase (decrease) in existing provisions (4)	40,390	(8,570)	18,580	50,400
Reversal of unused provision	(1,244)	(24,475)	—	(25,719)
Increase from adjustment to time value of money (3)	—	11,526	—	11,526
Foreign currency translation differences	(8,429)	—	(919)	(9,348)
Decreases due to classification as held for sale (5)	(2,689)	(24,673)	(1,853)	(29,215)
Total movements in provisions	28,028	(46,192)	15,808	(2,356)
Balance as of December 31, 2024	41,274	203,827	22,464	267,565
(1)	Provisions for dismantling or restoration relate to the Bocamina and Tarapacá power plants. For the other provisions, the balance mainly reflects the payment associated with the extraordinary compensation mechanism for customers, which the Company’s subsidiaries Enel Distribución Chile and Enel Colina agreed with SERNAC, for an amount of ThUS$17,059.
(2)	This mainly corresponds to a reduction in the SEF fine provision related to the rainfall events of August 2024.
(3)	Corresponds to financial update; see Note 34.
(4)	The increase observed in legal claims during 2024 is mainly explained by expenses recorded in the Distribution segment, which include, among others, fines issued by the SEF during the period. With respect to dismantling or restoration provisions, the decrease in 2024 is primarily explained by the increase in interest rates observed during the period. Finally, the increase in other provisions is mainly explained by the recognition of provisions related to the extraordinary compensation mechanism described above, in the amount of ThUS$17,120.

(5)	See Note 5.

26.  POST-EMPLOYMENT BENEFIT OBLIGATIONS.

26.1 General information

Enel Chile S.A. and certain subsidiaries granted various post-employment benefits to either all or certain active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.m.1, and include primarily the following:

Defined benefit plans:

•	Employee severance indemnities: The beneficiary receives a certain number of contractual salaries on the date of his retirement. This benefit becomes enforceable once the employee has provided services for a minimum period that, depending on the company, ranges from 5 to 15 years.
•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.
•	Electricity supply: The beneficiary receives a monthly bonus, which covers a part of the billing for their home consumption.
•	Healthcare benefits: The beneficiary receives additional coverage that supplements the coverage provided by the social security regime.

26.2 Details, changes and presentation in financial statements

a)	The post-employment obligations associated with defined benefit plans and the related plan assets as of December 31, 2025, December 31, 2024, and January 1, 2024 are as follows:

	12-31-2025	12-31-2024	01-01-2024
	ThUS$	ThUS$	ThUS$
Employee severance indemnities	41,169	44,396	49,451
Complementary Pension	16,405	15,736	16,199
Health Plans	2,963	2,607	2,717
Energy Supply Plans	3,521	3,092	3,254
Total post-employment obligations, net	64,058	65,831	71,621

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023 as follows:

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Cost of current defined benefit plan service	(1,608)	(1,748)	(1,731)
Defined benefit plan interest cost (1)	(3,548)	(3,686)	(3,785)
Expenses recognized in Profit or Loss	(5,156)	(5,434)	(5,516)
Gains (losses) from remeasurement of defined benefit plans	(357)	(3,233)	(32)
Total expense recognized in the Statement of Comprehensive Income	(5,513)	(8,667)	(5,548)

(1) See Note 34.

c)	The balance and movements in post-employment defined benefit obligations as of December 31, 2025, December 31, 2024, and January 1, 2024, is as follows:

ThUS$
Balance as of January 1, 2024	71,621
Current service cost	1,748
Interest cost	3,686
Actuarial (gains) losses from changes in financial assumptions	1,270
Actuarial (gains) losses from changes in experience adjustments	1,963
Foreign currency translation differences	(8,967)
Contributions paid	(5,817)
Transfer of employees	327
Balance as of December 31, 2024	65,831
Current service cost	1,608
Interest cost	3,548
Actuarial (gains) losses from changes in financial assumptions	(1,302)
Actuarial (gains) losses from changes in experience adjustments	1,659
Foreign currency translation differences	6,818
Contributions paid	(14,080)
Transfer of employees	(24)
Balance as of December 31, 2025	64,058

26.3 Other disclosures

•	Actuarial assumptions:

As of December 31, 2025, December 31, 2024, and January 1, 2024, the following assumptions were used in the actuarial calculation of defined benefit plans:

	12-31-2025	12-31-2024	01-01-2024
Discount rates used	5.33%	5.10%	5.31%
Expected rate of salary increases	4.00%	3.80%	3.80%
Turnover rate	8.57%	8.74%	6.80%
Mortality tables	CB-H-2020 and RV-M-2020	CB-H-2020 and RV-M-2020	CB-H-2014 and RV-M-2015

•	Sensitivity:

As of December 31, 2025, the sensitivity of the actuarial liability for post‑employment benefits to variations of 100 basis points in the discount rate implies a decrease of ThUS$5,250 (ThUS$5,259 and ThUS$4,292 as of December 31, 2024 and January 1, 2024, respectively) in the event of an increase in the rate, and an increase of ThUS$6,109 (ThUS$6,034 and ThUS$4,551 as of December 31, 2024 and January 1, 2024, respectively) in the event of a decrease in the rate.

•	Defined contribution:

According to the available estimate, the disbursements foreseen to cover the defined benefit plans for 2026 amount to ThUS$6,886.

•	Length of commitments:

Enel Chile´s obligations have a weighted average length of 20.24 years, and the outflows of benefits for the next 10 years are expected to be as follows:

Years	ThUS$
1	6,886
2	6,619
3	6,748
4	6,738
5	6,958
6 to 10	32,604

27.  EQUITY

27.1.Subscribed and paid capital and number of shares

The capital of Enel Chile as of December 31, 2025, amounts to ThUS$3,895,895 represented by 69,166,557,219 authorized, fully subscribed and paid single series shares without par value. One share that remained unissued from the Company’s 2018 merger with Enel Green Power Latin America was cancelled by the shareholders at the Extraordinary Shareholders’ Meeting held on April 28, 2025. The capital of Enel Chile as of December 31, 2024 and January 1, 2024, amounts to ThUS$5,964,284 represented by 69,166,557,220 authorized, fully subscribed and paid single series shares. All the shares issued by Enel Chile are subscribed and paid and admitted for trading in the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile and the New York Stock Exchange (NYSE).

27.2 Dividends

Dividend No.	Type of Dividend	Agreement date	Payment Date	Total Amount ThUS$	USD per Share	Charged to Fiscal
13	Interim dividend	11-25-2022	01-27-2023	29,532	0.00043	2022
14	Final dividend	04-26-2023	05-26-2023	465,321	0.00673	2022
15	Interim dividend	11-23-2023	01-26-2024	47,462	0.00069	2023
16	Final dividend	04-29-2024	05-29-2024	316,094	0.00457	2023
17	Interim dividend	11-15-2024	01-24-2025	63,358	0.00092	2024
18	Final dividend	04-28-2025	05-23-2025	10,417	0.00015	2024
19	Eventual	04-28-2025	05-23-2025	233,947	0.00338	2024
20	Interim dividend	11-27-2025	01-23-2026	52,771	0.00076	2025

27.3 Foreign currency translation reserves

The details of the translation differences by company attributable to owners of the Group of the consolidated statement of financial position as of December 31, 2025, 2024 and 2023, are as follows:

	For the years ended December 31,
	12-31-2025	12-31-2024	12-31-2023
	ThUS$	ThUS$	ThUS$
Enel Generación Chile S.A.	2,080	1,222	3,160
GNL Chile S.A.	5,033	5,934	2,738
Grupo Enel Distribución Chile	75,894	-	-
Grupo Enel Green Power Chile	447,314	584,492	451,309
Translation difference due to change in presentation currency (1)	-	(1,788,114)	(1,177,160)
TOTAL	530,321	(1,196,466)	(719,953)
(1)	Corresponds to the effect originated by the retrospective application of the change in reporting currency. See Note 3.

27.4 Restrictions on subsidiaries transferring funds to the parent

The subsidiary Enel Generación Chile must comply with certain financial ratios or covenants, which require a minimum level of equity or contain other characteristics that restrict the transfer of assets to the Parent Company. As of December 31, 2025, December 31, 2024, and January 1, 2024, the Company’s interest in the net restricted assets of Enel Generación Chile was ThUS$715,051.

27.5 Other reserves

Other reserves for the years ended December 31, 2025, 2024 and 2023, are as follows:

	01-01-2025	2025 Changes	12-31-2025
Detail of other reserves	ThUS$	ThUS$	ThUS$
Foreign currency translation differences	(1,196,466)	1,726,787	530,321
Cash flow hedges	(161,411)	158,996	(2,415)
Financial assets at fair value through other comprehensive income	4	(2)	2
Other miscellaneous reserves	(3,411,514)	1,152,433	(2,259,081)
TOTAL	(4,769,387)	3,038,214	(1,731,173)

	01-01-2024	2024 Changes	12-31-2024
Detail of other reserves	ThUS$	ThUS$	ThUS$
Foreign currency translation differences	(719,953)	(476,513)	(1,196,466)
Cash flow hedges	(616,249)	454,838	(161,411)
Financial assets at fair value through other comprehensive income	4	—	4
Other miscellaneous reserves	(3,414,739)	3,225	(3,411,514)
TOTAL	(4,750,937)	(18,450)	(4,769,387)

	01-01-2023	2023 Changes	12-31-2023
Detail of other reserves	ThUS$	ThUS$	ThUS$
Foreign currency translation differences	(591,742)	(128,211)	(719,953)
Cash flow hedges	(459,844)	(156,405)	(616,249)
Financial assets at fair value through other comprehensive income	4	—	4
Other miscellaneous reserves	(3,423,044)	8,305	(3,414,739)
TOTAL	(4,474,626)	(276,311)	(4,750,937)
a)	Foreign currency translation differences reserves: These reserves arise primarily from exchange differences relating to the translation of financial statements of the Company’s consolidated entities with functional currencies other than the Chilean peso (see Note 2.9).
b)	Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 4.g.5 and 4.h).
c)	Other miscellaneous reserves:

The main items and their effects are the following:

	For the years ended December 31,
	2025	2024	2023
Other Miscellaneous Reserves	ThUS$	ThUS$	ThUS$
Company restructuring reserve ("Division") (i)	(535,955)	(770,084)	(770,084)
Reserve for transition to IFRS (ii)	(458,846)	(659,398)	(659,398)
Reserve for subsidiaries transactions (iii)	12,547	18,031	18,031
Reserves for Tender Offer of Enel Generation “Reorganization of Renewable Assets” (iv)	(913,672)	(1,420,440)	(1,420,440)
Reserves “Reorganization of Renewable Assets” (v)	(408,802)	(635,544)	(635,544)
Argentine hyperinflation (vi)	31,142	37,116	33,287
Other miscellaneous reserves (vii)	14,505	18,805	19,409
TOTAL	(2,259,081)	(3,411,514)	(3,414,739)
i)	Corporate restructuring reserve (Division): This represents the effect generated by the corporate reorganization of Enersis S.A. (currently Enel Américas), concluded in 2016, whereby the company divided its businesses between Chile and the rest of South America. The new company was called Enersis Chile (now Enel Chile), and was assigned the equity corresponding to the related business in Chile.
ii)	Reserves for transition to IFRS: In compliance with the provisions of Circular No. 456 by the CMF, the price-level restatement of accumulated paid-in capital has been incorporated in this category from the date of the Company’s transition to IFRS, i.e., January 1, 2004, through December 31, 2008.
iii)	Reserves for business combinations: These represent the effect generated by the purchases of interest under common control.

iv)	“Reorganization of Renewable Assets” Enel Generación Chile Takeover Reserve: This represents the difference between the carrying amount of non-controlling interest acquired as part of the tender offer aimed at acquiring all shares issued by the subsidiary Enel Generación Chile completed in March 16, 2018.
v)	“Reorganization of Renewable Assets” Reserve: This corresponds to the reserve constituted by the merger between Enel Green Power Latin América S.A. and Enel Chile on April 2, 2018. It represents the recognition of the difference produced by the capital increase in Enel Chile (corresponding to the market value of interest in Enel Green Power Chile and subsidiaries) and the carrying amount of Enel Green Power Latin América S.A. equity that was incorporated under share capital in the equity distributable to the owners of Enel Chile, as a result of the merger.
vi)	Hyperinflation in Argentina: This corresponds to the calculated effect of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch held by the Enel Generación Chile Group in Argentina (see Note 2.9).
vii)	Other miscellaneous reserves: This reserve derives from transactions performed in the current and prior years.

27.6 Non-controlling Interests

The details of the main non-controlling interests as of and for the periods ended December 31, 2025, 2024 and 2023, are as follows:

		Non-controlling Interests
		Equity			Profit (Loss)
	12-31-2025	12-31-2025	12-31-2024	01-01-2024	2025	2024	2023
Companies	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Distribución Chile S.A.	0.91%	6,867	6,121	7,246	349	(246)	152
Enel Generación Chile S.A.	6.45%	170,696	176,448	172,405	34,858	33,566	38,850
Empresa Eléctrica Pehuenche S.A.	7.35%	11,302	12,212	13,400	10,323	12,606	12,925
Sociedad Agrícola de Cameros Ltda.	42.50%	2,477	2,183	2,437	61	(35)	(176)
Geotérmica del Norte S.A.	15.41%	78,624	77,365	75,747	4	1,643	550
Parque Eólico Talinay Oriente S.A.	39.09%	99,717	89,688	87,478	2,825	2,222	3,103
Enel X Way Chile S.p.A.	37.54%	3,739	4,626	—	(1,296)	(1,109)	—
Others		216	244	196	146	22	28
TOTAL		373,638	368,887	358,909	47,270	48,669	55,432

28.  REVENUE AND OTHER OPERATING INCOME

The details of revenue from ordinary activities and other income for the years ended December 31, 2025, 2024 and 2023, are as follows:

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Energy sales	4,077,628	3,793,137	4,394,471

Generation	2,399,790	2,128,784	2,682,030
Regulated customers	671,980	1,159,986	994,824
Unregulated customers (1)	1,567,800	816,289	1,546,916
Spot market sales	160,010	152,509	140,289
Distribution	1,677,838	1,664,353	1,712,441
Residential	917,596	892,052	884,019
Business	464,768	479,893	518,448
Industrial	124,015	129,234	142,881
Other consumers (2)	171,459	163,174	167,093

Other sales	367,086	286,712	607,854
Gas sales	305,126	237,090	552,319
Sales of goods and services	61,960	49,622	55,535

Revenue from other services	64,833	57,662	72,733
Tolls and transmission	3,652	2,891	1,069
Metering equipment leases	4,242	3,832	4,161
Services and Business Advisories provided (Public lighting, connections and electrical advisories)	49,954	36,188	48,214
Other services	6,985	14,751	19,289

Total Revenues	4,509,547	4,137,511	5,075,058

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Revenue from modification of contracts with suppliers (3)	—	12,064	45,632
Regasification service	40,176	38,475	37,849
Reversal of contingency provisions	—	—	—
Income from sanctions to users	—	3,273	5,416
Commodity derivative income	6,702	3,467	27,347
Compensation from delayed suppliers	—	1,005	745
Income from insurance claims (4)	90,606	15,651	7,232
Other	15,699	13,379	15,859
Total other income	153,183	87,314	140,080

(1)	Revenues for 2024 show a significant decrease compared to the previous year, a decrease mainly explained by the discontinuation of certain accounting hedges, which resulted in the recognition of a significant non‑recurring effect in that year. The situation is summarized as follows:

During the last quarter of 2024, Enel Generación Chile completed an update of the analysis on the determination of its functional currency, concluding that it should be changed from Chilean pesos to U.S. dollars, effective January 1, 2025. This conclusion was mainly due to the fact that, beginning in 2025, the subsidiary’s main source of revenue is from the group of unregulated customer agreements that, considering the billing and collection cycles, give rise to a substantially lower exposure to exchange rate fluctuations compared with the group of regulated customers, which require considerably more time to complete the collection process.

Up to then, the Company had maintained certain transactions defined as cash flow hedges, which hedged the exchange rate risk of a portion of Enel Generación Chile's revenues directly linked to the evolution of the U.S. dollar, which were managed by obtaining financing in the latter currency and through derivative contracts (see Notes 4.g.5, 4.n, 20.3, 22.2 and 23.2).

Considering the change of functional currency contemplated for Enel Generación Chile, the accounting hedges described above lost their effectiveness and, therefore, due to the change in the risk management objective, they were discontinued prospectively. At December 31, 2024, the amount accumulated in cash flow hedge reserves, related to income directly linked to the evolution of the U.S. dollar, amounted to ThUS$657,134, before taxes and minority interests. This amount was fully recognized as lower revenue for the year 2024.

(2)	For the year ended December 31, 2025, this includes revenues from energy sales to municipalities amounting to ThUS$61,947 (ThUS$59,293 as of December 31, 2024); government entities for ThUS$41,640 (ThUS$44,768 as of December 31, 2024); agricultural sector companies for ThUS$8,007 (ThUS$8,358 as of December 31, 2024); utilities and telecommunications companies for ThUS$4,936 (ThUS$4,478 as of December 31, 2024); the education sector for ThUS$1,578 (ThUS$1,873 as of December 31, 2024); the health services sector for ThUS$12,130 (ThUS$13,058 as of December 31, 2024); and other customers for ThUS$41,221 (ThUS$31,346 as of December 31, 2024).

(3)	Additional income generated from the renegotiation of commercial terms included in contracts with energy suppliers.

(4)	Corresponds to indemnifications receivable from insurance companies which, given the progress of the settlement process, are considered virtually certain. As of December 31, 2025, this includes ThUS$55,553 from the Generation segment, mainly explained by claims related to prior‑year events at the Atacama, Abanico, Quintero and Guanchoi plants, and ThUS$15,433 from the Distribution segment, related to non‑recurring events that resulted in service interruptions to end users (see Note 9).

29.  RAW MATERIALS AND CONSUMABLES USED

The detail of the item raw materials and consumables used for the years ended December 31, 2025, 2024 and 2023, are as follows:

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Energy purchases	(1,833,017)	(2,029,524)	(2,125,564)
Fuel consumption	(376,602)	(354,616)	(638,512)
Gas	(372,069)	(348,647)	(618,508)
Oil	(4,533)	(5,969)	(20,004)
Energy transmission cost	(280,917)	(377,457)	(382,888)
Gas sales costs	(189,137)	(186,643)	(289,783)
Other variable supplies and services	(100,707)	(130,542)	(129,809)
Total raw materials and consumables used	(2,780,380)	(3,078,782)	(3,566,556)

30.  EMPLOYEE BENEFITS EXPENSE

The details of employee expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the years ended December 31,
	2025	2024	2023
Employee Benefits Expense	ThUS$	ThUS$	ThUS$
Wages and salaries	(144,872)	(153,511)	(174,809)
Post-employment benefit obligations expense	(1,608)	(1,748)	(1,731)
Social security and other contributions	(15,136)	(15,335)	(17,944)
Other employee expenses (*)	(13,945)	(3,116)	(11,238)
Total Employee Benefits Expenses	(175,561)	(173,710)	(205,722)

(*) The increase compared to the previous period corresponds to an early retirement incentive plan for employees, amounting to ThUS$13,309. In addition, for 2023, an amount of ThUS$4,405 was included for restructuring expenses and provisions.

31.  DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSS OF PROPERTY, PLANT AND EQUIPMENT AND FINANCIAL ASSETS UNDER-IFRS 9

a)	The details of the depreciation and amortization expense for the years ended December 31, 2025, 2024 and 2023, are as follows:

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Depreciation	(351,854)	(289,546)	(279,522)
Amortization	(35,576)	(23,537)	(22,177)
Total	(387,430)	(313,083)	(301,699)
b)	The details of the items related to impairments for the years ended December 31, 2025, 2024 and 2023, are as follows:

	For the years ended December 31,
	Generation			Distribution and Transmission			Other			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Information on Impairment Losses by Reportable Segment	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment (1)	(35,458)	(36,242)	—	—	—	—	—	—	—	(35,458)	(36,242)	—
Total Reversal of impairment losses (impairment losses) recognized in profit or loss	(35,458)	(36,242)	(8,363)	—	—		—	—	—	(35,458)	(36,242)	(8,363)
Impairment gain and reversals from impairment losses (impairment losses) in accordance with IFRS 9 (2)	130	(630)	108	(37,053)	(18,907)	(11,988)	(1,735)	8	(947)	(38,658)	(19,529)	(12,827)

(1)See Note 16 c) item iv).

(2)See Note 9.d).

32.  OTHER EXPENSES, BY NATURE

Other miscellaneous operating expense for the years ended December 31, 2025, 2024 and 2023, are as follows:

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Professional, outsourced and other services	(109,793)	(92,059)	(106,420)
Repairs and maintenance	(63,929)	(65,418)	(60,673)
Insurance premiums	(31,108)	(31,434)	(26,419)
Environmental expenses	(15,311)	(10,772)	(5,222)
Administrative expenses	(11,815)	(12,071)	(10,960)
Taxes and charges	(6,599)	(6,232)	(6,490)
Leases and rental costs	(8,635)	(7,111)	(6,500)
Marketing, public relations and advertising	(2,558)	(2,940)	(3,593)
Travel expenses	(1,235)	(2,449)	(3,438)
Indemnities and fines	(1,801)	(769)	(135)
Other supplies and services	(13,262)	(17,669)	(19,955)
Write‑off of property, plant and equipment	(10,197)	(2,417)	(3,251)
Total	(276,243)	(251,341)	(253,056)

33.  OTHER GAINS (LOSSES)

The details of the item ‘Other gains (losses)’ for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the years ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Gain on sale of investment in Arcadia Generación Solar S.A. (1)	—	(558)	256,716
Profit on sale of corporate building (2)	—	—	1,142
Sale of Huasco Power Station (3)	—	—	4,535
Proceeds (losses) from sales of other property, plant and equipment	5,541	—	(444)
Gain on sale of Transmisora Eléctrica de Quillota Ltda. (5)	—	—	2,187
Gain (loss) on sale of other investments	260	248	—
Total	5,801	(310)	264,136

(1)On July 12, 2023, Enel Chile signed an agreement for the sale of its subsidiary Arcadia Generación Solar S.A. to the international renewable energy company Sonnedix.

On October 24, 2023, the transfer of 99.99% of the shares held in this company was completed, and as from that date it ceased to be a subsidiary of Enel Chile and to be consolidated. The sale price for this transaction was ThUS$556,223.

(2)On February 1, 2023, the sale of the Group’s Corporate Building was completed, which included the sale of movable property, resulting in a gain of ThUS$1,142.

(3)Corresponds to the sale of the Huasco plant carried out by the Company’s subsidiary Enel Generación Chile, from which a gain of ThUS$4,535 was obtained.

(4)Additional gain related to the sale of Transmisora Eléctrica de Quillota Ltda., completed in December 2021, arising from the price adjustment process established in the purchase and sale agreement.

34.  FINANCIAL RESULTS

Finance income and costs for the years ended December 31, 2025, 2024 and 2023, are as follows:

	For the years ended December 31,
	2025	2024	2023
Finance Income	ThUS$	ThUS$	ThUS$
Income from deposits and other financial instruments	12,452	22,162	41,199
Interests charged to customers in energy accounts and billing	23,742	23,568	27,232
Finance income per Law No.21,185 (1)	4,338	6,609	7,273
Finance income from contracts with electrical distribution companies (2)	6,119	20,346	74,654
Financial income from methodological change of the CNE (3)	18,630	—	—
Other finance income	6,463	10,264	9,485
Total finance income	71,744	82,949	159,843

	For the years ended December 31,
	2025	2024	2023
Finance Costs	ThUS$	ThUS$	ThUS$
Bank loans	(51,354)	(53,693)	(37,882)
Bonds payable to the public not guaranteed	(84,007)	(92,822)	(106,152)
Lease obligations	(24,871)	(11,990)	(11,535)
Valuation of financial derivatives for cash flow hedging	(4,192)	2,797	2,424
Financial cost by Law No.21,185 (1)	(2,949)	(3,631)	(4,005)
Financial cost from methodological change of the CNE (3)	(60,673)	—	—
Financial update of provisions (4)	(9,278)	(11,526)	(15,165)
Post-employment benefit obligations (5)	(3,548)	(3,686)	(3,785)
Debt formalization expenses and other associated expenses	(5,669)	(7,746)	(5,631)
Capitalized borrowing costs	7,009	90,350	96,971
Financial cost related companies	(35,450)	(71,193)	(68,699)
Assignment of rights and sale of accounts receivable to customers (6)	(20,544)	(20,973)	(36,280)
Trade agreements with customers	(12,283)	(28,618)	(35,225)
Interest taxes remitted abroad	(4,778)	(6,745)	(9,428)
Trade agreements with customers	—	—	(5,292)
Other (7)	(17,685)	(26,974)	(54,476)
Total	(330,272)	(246,450)	(294,160)
Gains or loss from indexed assets and liabilities, net (*)	13,356	22,066	30,105
Foreign currency exchange differences (**)	8,023	(23,027)	(1,020)
Total finance costs	(308,893)	(247,411)	(265,075)
Total financial results	(237,149)	(164,462)	(105,232)
(1)	Relates to finance income and costs generated by the temporary electric power pricing stabilization mechanism for customers subject to price regulation, as established in Law No. 21,185 (see Note 9).
(2)	Relates to interest generated by receivables from Electric Distribution Companies, which are pending billing and have been accumulating from July 2022, due to the postponement in the issuance of the related tariff decrees (see. Note 9).
(3)	These amounts arise from the correction of a methodological inconsistency by the CNE, related to the financial update procedure applied to accounts receivable pending billing, generated between July 2022 and September 2024, which had begun to be applied to customers following the entry into force of Supreme Decree No. 7T in July 2024. This inconsistency was corrected in the Final Technical Report of the Average Node Price of November 2025 (“ITD November 2025”), corresponding to the first half of 2026, which established payment of the total determined difference in six equal installments during that tariff period. The ITD November 2025 was published in Supreme Decree No. 24T of January 2026.
(4)	See Note 25.
(5)	See Note 26.2, b).
(6)	See Note 9,section a.2.
(7)	During 2024, finance cost includes an amount of ThUS$10,507 as of December 31, 2024 (ThUS$42,321 as of December 31, 2023), related to losses on sales of financial receivables, specifically assets arising from finance lease contracts entered into by the Company in connection with electric mobility projects. Proceeds from the sale of these financial assets amounted to ThUS$7,137 as of December 31, 2024 (ThUS$21,919 as of December 31, 2023).

The origins of the effects on financial results for the application of adjustment units and foreign exchange gains (losses) are as follows:

	For the years ended December 31,
	2025	2024	2023
Gains (losses) from Indexed Assets and Liabilities (*)	ThUS$	ThUS$	ThUS$
Other non-financial assets	4,939	2,042	767
Trade and other receivables (1)	4,414	16,983	28,598
Current tax assets and liabilities	6,081	1,238	19,054
Other financial liabilities (Financial Debt and Derivative Instruments)	(6)	612	(60)
Trade and other payables	(396)	1,433	(1,526)
Other provisions	(1,669)	(654)	(487)
Other non-financial liabilities	6	78	—
Subtotal result after adjustment	13,369	21,732	46,346
Inventories	132	512	148
Intangible assets other than goodwill	2	7	8
Property, plant and equipment	1,933	3,233	2,866
Deferred tax liability	(280)	(621)	(10,684)
Equity	(1,897)	(4,094)	(8,860)
Other service provisions	(697)	—	—
Personal expenses	284	405	157
Other fixed operating expenses	630	1,283	116
Financial income	(137)	(548)	(8)
Financial expenses	17	157	16
Subtotal Hyperinflation result (2)	(13)	334	(16,241)
Gains from indexed assets and liabilities net	13,356	22,066	30,105

	For the years ended December 31,
	2025	2024	2023
Foreign currency exchange differences (**)	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	774	4,245	(10,943)
Other financial assets	6,847	7,253	(20,942)
Other non-financial assets	(8,423)	(2,186)	(1,987)
Trade and other receivables (3)	68,063	201,568	64,118
Accounts receivable from related parties	154,750	—	—
Current tax assets and liabilities	9,947	(95)	1,197
Other financial liabilities (Financial Debt and Derivative Instruments)	(79,282)	(223,012)	(63,576)
Trade and other payables (3)	(54,297)	(157,201)	5,789
Accounts payables from related entities	(90,398)	146,963	25,777
Other provisions	(3)	—	—
Other non-financial liabilities	45	(562)	(453)
Total Foreign currency Exchange differences	8,023	(23,027)	(1,020)
(1)	Mainly includes adjustments generated by receivables from Electric Distribution Companies amounting to ThUS$1,987 as of December 31, 2025 (ThUS$15,634 and ThUS$21,917 as of December 31, 2024 and 2023, respectively), which are pending billing due to the postponement of the issuance of the related tariff decrees.
(2)	Corresponds to the financial effect derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch held by the Enel Generación Chile Group in Argentina (see Note 2.9).
(3)	Includes the exchange rate effect from the dollarization of non‑current trade receivables and payables amounting to ThUS$(97,129) and ThUS$82,544, respectively, as of December 31, 2025 (ThUS$161,300 and ThUS$(99,628), respectively, as of December 31, 2024, and ThUS$19,628 and ThUS$(1,021), respectively, as of December 31, 2023), generated by the temporary mechanisms for stabilizing electricity prices for customers subject to rate regulation (see Note 5.2.4 and Note 9).

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

Generation Segment: The electricity generation segment is composed of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end consumers. The Generation Business in Chile is conducted by the Company’s subsidiaries Enel Generación Chile S.A. and Empresa Eléctrica Pehuenche S.A., and the Company’s Group is engaged in the development and exploitation of non-conventional renewable energies through its subsidiary Enel Green Power Chile S.A.

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

3 Corresponds to electrical energy generated in power plant units, by technology, eliminating self-consumption in a given period.

4 Corresponds to the amount of electricity distributed, free of any losses, in a given period.

35.2 Financial information by business line

	Generation			Distribution and Networks			Holdings and eliminations			Total
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
Line of Business	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
CURRENT ASSETS	1,927,828	2,111,719	2,187,325	850,303	672,130	611,474	(539,044)	(541,693)	(95,668)	2,239,087	2,242,156	2,703,131
Cash and cash equivalents	269,980	267,233	242,639	2,827	2,707	3,353	189,117	114,821	396,214	461,924	384,761	642,206
Other current financial assets	418	19,018	74,189	89	24	1,277	475	546	1,760	982	19,588	77,226
Other current non-financial assets	115,156	110,148	72,019	6,073	5,152	5,480	51,326	38,408	37,077	172,555	153,708	114,576
Trade and other receivables, current	515,295	805,172	1,040,646	830,126	655,629	564,228	40,820	34,457	47,459	1,386,241	1,495,258	1,652,333
Current receivables due from related parties	950,875	844,719	686,554	5,652	3,395	28,448	(894,716)	(805,179)	(657,685)	61,811	42,935	57,317
Inventories	57,840	53,553	58,075	4,407	4,884	6,527	5,874	6,963	2,392	68,121	65,400	66,994
Current tax assets	18,264	11,876	13,203	1,129	339	2,161	68,060	68,291	77,115	87,453	80,506	92,479

NON-CURRENT ASSETS	7,257,546	7,367,340	7,722,881	2,355,246	2,221,487	2,108,249	1,051,780	934,103	957,303	10,664,572	10,522,930	10,788,433
Other non-current financial assets	21,357	2,335	13,228	—	—	—	2,713	2,328	—	24,070	4,663	13,228
Other non-current non-financial assets	11,982	146,694	265,723	2,420	1,779	4,507	84	653	1,562	14,486	149,126	271,792
Trade and other non-current receivables	3,098	8,409	5,102	1,019,819	1,095,383	915,069	82,467	59,578	110,108	1,105,384	1,163,370	1,030,279
Non-current receivables due from related parties	—	78,426	175,547	—	—	—	—	(78,426)	(175,547)	—	—	—
Investments accounted for using the equity method	46,468	32,820	22,814	—	—	—	—	—	6,092	46,468	32,820	28,906
Intangible assets other than goodwill	205,682	207,673	124,718	78,347	74,851	88,010	8,761	11,867	9,601	292,790	294,391	222,329
Goodwill	35,958	35,936	39,479	2,485	2,248	2,554	863,750	854,218	966,341	902,193	892,402	1,008,374
Property, plant and equipment	6,548,093	6,566,259	6,752,536	1,196,541	998,692	1,055,102	18,802	14,742	2,222	7,763,436	7,579,693	7,809,860
Investment property	—	—	—	—	—	—	7,930	7,201	8,369	7,930	7,201	8,369
Right-of-use assets	349,835	249,284	286,500	8,905	1,898	2,790	21,123	22,397	17,455	379,863	273,579	306,745
Deferred tax assets	35,073	39,504	37,234	46,729	46,636	40,217	46,150	39,545	11,100	127,952	125,685	88,551

TOTAL ASSETS	9,185,374	9,479,059	9,910,206	3,205,549	2,893,617	2,719,723	512,736	392,410	861,635	12,903,659	12,765,086	13,491,564

	Generation			Distribution and Networks			Holdings and eliminations			Total
	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024	12-31-2025	12-31-2024	01-01-2024
Line of Business	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	2,073,165	1,722,904	2,355,023	925,598	778,406	656,695	(525,427)	(249,852)	173,613	2,473,336	2,251,458	3,185,331
Other current financial liabilities	60,454	76,710	543,344	—	—	1,098	261,628	7,293	156,733	322,082	84,003	701,175
Current lease liabilities	30,810	21,745	21,379	5,646	866	1,477	5,062	4,371	4,664	41,518	26,982	27,520
Trade and other payables, current	796,325	966,711	1,142,500	633,215	497,070	337,153	103,935	72,090	190,007	1,533,475	1,535,871	1,669,660
Current Payable to related parties	1,081,485	470,540	524,982	261,286	243,484	302,235	(970,852)	(414,662)	(299,834)	371,919	299,362	527,383
Other current provisions	29,321	30,389	25,162	—	17,120	206	1,381	4,025	3,308	30,702	51,534	28,676
Current tax liabilities	42,569	122,281	71,199	—	—	—	67,461	67,461	111,338	110,030	189,742	182,537
Other current non-financial liabilities	32,201	34,528	26,457	25,451	19,866	14,526	5,958	9,570	7,397	63,610	63,964	48,380
NON-CURRENT LIABILITIES	3,090,766	3,779,514	3,702,578	1,511,192	1,441,982	1,266,059	278,858	(53,170)	(90,266)	4,880,816	5,168,326	4,878,371
Other non-current financial liabilities	448,301	475,894	540,965	—	—	—	1,722,027	1,906,502	1,630,360	2,170,328	2,382,396	2,171,325
Non-current lease liabilities	343,462	246,373	248,413	5,941	1,340	2,208	19,276	20,957	27,476	368,679	268,670	278,097
Trade and other payables, non-current	190	552	203	985,379	968,952	678,432	—	—	331	985,569	969,504	678,966
Non-current payables to related parties	1,884,273	2,605,647	2,392,910	452,541	408,597	550,651	(1,475,283)	(1,994,730)	(1,763,801)	861,531	1,019,514	1,179,760
Other long-term provisions	172,976	179,418	233,752	40,976	36,613	7,493	223	—	—	214,175	216,031	241,245
Deferred tax liabilities	206,695	214,551	203,195	—	—	—	(6,243)	(5,916)	(6,514)	200,452	208,635	196,681
Non-current provisions for employee benefits	19,766	20,486	23,527	25,778	25,706	26,212	18,514	19,639	21,882	64,058	65,831	71,621
Other non-current non-financial liabilities	15,103	36,593	59,613	577	774	1,063	344	378	—	16,024	37,745	60,676

EQUITY	4,021,443	3,976,641	3,852,605	768,759	673,229	796,969	759,305	695,432	778,288	5,549,507	5,345,302	5,427,862
Equity attributable to owners of the parent	4,021,443	3,976,641	3,852,605	768,759	673,229	796,969	759,305	695,432	778,288	5,175,869	4,976,415	5,068,953
Share and paid-in capital	1,154,003	1,152,839	1,226,860	196,954	178,199	202,445	2,544,938	4,633,246	4,534,979	3,895,895	5,964,284	5,964,284
Retained earnings	2,567,894	2,509,467	2,511,029	872,340	763,531	899,445	(429,087)	508,521	445,132	3,011,147	3,781,518	3,855,606
Share premiums	85,815	85,815	97,491	303	274	312	(86,118)	(86,090)	(97,803)	—	—	—
Other reserves	213,731	228,520	17,225	(300,838)	(268,775)	(305,233)	(1,270,428)	(4,360,245)	(4,104,020)	(1,731,173)	(4,769,387)	(4,750,937)
Non-controlling interests	—	—	—	—	—	—	—	—	—	373,638	368,887	358,909

Total Liabilities and Equity	9,185,374	9,479,059	9,910,206	3,205,549	2,893,617	2,719,723	512,736	392,410	861,635	12,903,659	12,765,086	13,491,564

The Holdings and eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Generation			Distribution and Networks			Holdings and eliminations			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Line of Business	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Revenues	3,282,803	2,950,373	3,900,878	1,783,853	1,739,261	1,799,739	(403,926)	(464,809)	(485,479)	4,662,730	4,224,825	5,215,138
Revenues from third parties	2,833,116	2,511,643	3,417,919	1,760,920	1,718,112	1,778,895	68,694	(4,930)	18,323	4,662,730	4,224,825	5,215,137
Revenues from intersegment transactions	449,687	438,730	482,959	22,933	21,149	20,844	(472,620)	(459,879)	(503,803)	—	—	—

RAW MATERIALS AND CONSUMABLES USED	(1,735,744)	(1,955,854)	(2,473,683)	(1,474,167)	(1,554,570)	(1,573,017)	429,531	431,642	480,144	(2,780,380)	(3,078,782)	(3,566,556)
Energy purchases	(885,135)	(1,034,326)	(1,128,875)	(1,389,122)	(1,433,695)	(1,470,448)	441,240	438,497	473,758	(1,833,017)	(2,029,524)	(2,125,565)
Fuel consumption	(376,602)	(354,616)	(638,512)	—	—	—	—	—	—	(376,602)	(354,616)	(638,512)
Transportation expenses	(258,576)	(337,673)	(345,814)	(47,988)	(58,191)	(62,071)	25,647	18,407	24,997	(280,917)	(377,457)	(382,888)
Other miscellaneous supplies and services	(215,431)	(229,239)	(360,482)	(37,057)	(62,684)	(40,498)	(37,356)	(25,262)	(18,611)	(289,844)	(317,185)	(419,591)

CONTRIBUTION MARGIN	1,547,059	994,519	1,427,195	309,686	184,691	226,722	25,605	(33,167)	(5,335)	1,882,350	1,146,043	1,648,582

Other work performed by the entity and capitalized	20,035	23,740	30,367	18,303	13,620	13,412	4,001	5,801	3,404	42,339	43,161	47,183
Employee benefits expense	(83,540)	(79,801)	(102,855)	(41,029)	(44,758)	(45,004)	(50,992)	(49,151)	(57,863)	(175,561)	(173,710)	(205,722)
Other expenses, by nature	(182,993)	(172,688)	(174,120)	(98,445)	(89,479)	(85,144)	5,195	10,826	6,208	(276,243)	(251,341)	(253,056)

GROSS OPERATING INCOME	1,300,561	765,770	1,180,587	188,515	64,074	109,986	(16,191)	(65,691)	(53,586)	1,472,885	764,153	1,236,987

Depreciation and amortization expense	(309,042)	(250,057)	(238,676)	(70,157)	(58,114)	(60,692)	(8,231)	(4,912)	(2,331)	(387,430)	(313,083)	(301,699)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(35,458)	(36,242)	(8,363)	—	—	—	—	—	—	(35,458)	(36,242)	(8,363)
Impairment gains and reversals of impairment losses (Impairment losses) determined in accordance with IFRS 9.	130	(630)	108	(37,053)	(18,907)	(11,988)	(1,735)	8	(947)	(38,658)	(19,529)	(12,827)

OPERATING INCOME	956,191	478,841	933,656	81,305	(12,947)	37,306	(26,157)	(70,595)	(56,864)	1,011,339	395,299	914,098

FINANCIAL RESULT	(206,477)	(130,877)	(27,999)	(36,266)	(24,753)	(26,677)	5,594	(8,832)	(50,556)	(237,149)	(164,462)	(105,232)
Financial income	47,287	50,711	106,704	62,639	35,130	41,872	(38,182)	(2,892)	11,267	71,744	82,949	159,843
Cash and cash equivalents	2,151	3,181	776	2	89	3,508	10,299	18,891	36,916	12,452	22,161	41,200
Other financial income	45,136	47,530	105,928	62,637	35,041	38,364	(48,481)	(21,783)	(25,649)	59,292	60,788	118,643
Financial costs	(273,286)	(170,687)	(176,012)	(98,885)	(58,135)	(66,600)	41,899	(17,628)	(51,548)	(330,272)	(246,450)	(294,160)
Bank loans	(4)	—	(16)	—	—	(15)	(51,350)	(53,693)	(37,850)	(51,354)	(53,693)	(37,881)
Secured and unsecured obligations	(35,257)	(43,423)	(57,704)	—	—	—	(48,750)	(49,398)	(48,449)	(84,007)	(92,821)	(106,153)
Other	(238,025)	(127,264)	(118,292)	(98,885)	(58,135)	(66,585)	141,999	85,463	34,751	(194,911)	(99,936)	(150,126)
Income from indexation units	11,373	18,005	23,080	455	798	6,190	1,528	3,263	835	13,356	22,066	30,105
Foreign exchange profits (losses)	8,149	(28,906)	18,229	(475)	(2,546)	(8,139)	349	8,425	(11,110)	8,023	(23,027)	(1,020)
Positive	312,142	325,908	150,917	99,249	146,127	55,758	112,911	392,871	291,713	524,302	864,906	498,388
Negative	(303,993)	(354,814)	(132,688)	(99,724)	(148,673)	(63,897)	(112,562)	(384,446)	(302,823)	(516,279)	(887,933)	(499,408)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14,967	9,389	8,100	—	—	—	—	(473)	(1,312)	14,967	8,916	6,788
Other gains (losses)	5,801	248	9,865	—	—	(1,084)	—	(558)	255,355	5,801	(310)	264,136
Gain (loss) from other investments	260	248	2,183	—	—	—	—	(558)	256,720	260	(310)	258,903
Gain (loss) from the sale of assets	5,541	—	7,682	—	—	(1,084)	—	—	(1,365)	5,541	—	5,233

Profit (loss) before taxes	770,482	357,601	923,622	45,039	(37,700)	9,545	(20,563)	(80,458)	146,623	794,958	239,443	1,079,790

Income tax	(208,494)	(62,329)	(227,892)	(4,766)	10,695	7,127	3,201	14,623	(49,398)	(210,059)	(37,011)	(270,163)

PROFIT (LOSS)	561,988	295,272	695,730	40,273	(27,005)	16,672	(17,362)	(65,835)	97,225	584,899	202,432	809,627

Profit (loss) attributable to	561,988	295,272	695,730	40,273	(27,005)	16,672	(17,362)	(65,835)	97,225	584,899	202,432	809,627
Profit (loss) attributable to owners of the parent	—	—	—	—	—	—	—	—	—	537,629	153,763	754,195
Profit (loss) attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	47,270	48,669	55,432

	Generation			Distribution and Networks			Holdings and eliminations			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Line of Business	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
STATEMENT OF CASH FLOWS
Net cash flows from (used in) operating activities	1,290,222	1,628,242	1,120,335	110,097	62,041	114,358	(80,641)	(68,113)	(394,528)	1,319,678	1,622,170	840,165
Net cash flows from (used in) investing activities	(410,540)	(874,695)	(702,268)	(133,217)	(72,867)	(118,014)	55,856	209,966	717,607	(487,901)	(737,596)	(102,675)
Net cash flows from (used in) financing activities	(878,156)	(705,201)	(185,557)	22,964	11,057	10,269	84,297	(400,643)	(937,016)	(770,895)	(1,094,787)	(1,112,304)

The Holdings and eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

36.  GUARANTEES WITH THIRD PARTIES, CONTINGENT ASSETS AND, LIABILITIES, AND OTHER COMMITMENTS

36.1. Direct guarantees

As of December 31, 2025, Enel Chile has future energy purchase commitments amounting to ThUS$16,433,707 (ThUS$16,124,880 and ThUS$12,355,119 as of December 31, 2024 and January 1, 2024, respectively).

36.2. Indirect guarantees

			Debtor		Guarantee		Outstanding balance as of
Contract	Maturity	Creditor of Guarantee	Company	Relationship	Guarantor	Type of Guarantee	Currency	12-31-2025 ThUS$	12-31-2024 ThUS$
Enel Energy Efficiency & Renewables FL (LATAM) C & D	December 2038	European Investment Bank	Enel Chile	Parent	Enel S.p.A. (*)	Guarantor	US$	99,431	99,431
Up to USD 286M Facility Agreement	December 2037	Citibank N.A. - London Branch	Enel Chile	Parent	Enel S.p.A.	Guarantor	US$	286,793	286,928
Total								386,224	386,359

(*) Corresponds to a guarantee for 20% of the debt. The credit includes another guarantee with SACE (Italian Export Credit Agency) for the remaining 80%.

36.3 Litigation and Arbitration

1.Enel Chile S.A.
1.1.	In October 2020, Inversiones Tricahue filed a tort claim against Enel Chile, claiming its alleged liability for the economic losses suffered as a result of the corporate restructuring. The main claim by Inversiones Tricahue is for the amount of ThCh$72,558,025 (ThUS$80,479), and the subsidiary claim is for the amount of ThCh$12,431,395 (ThUS$13,789). The case is pending judgment. On July 20, 2024, a judgment was handed down dismissing the lawsuit in its entirety, whereupon Inversiones Tricahue filed the respective appeals, which are pending resolution.
2.Enel Generación Chile S.A.
2.1.	On March 21, 2022, Inversiones Tricahue filed a lawsuit against Enel Generación Chile before the arbitrator Rafael Gómez Balmaceda, alleging the breach of a settlement agreement dated August 22, 2012, requesting that the breach be declared by the court and requesting that Enel Generación Chile be ordered to pay the fine or penalty clause established in the aforementioned agreement. On July 18, 2024, a judgment was handed down dismissing the lawsuit. Inversiones Tricahue filed the corresponding appeals, which are pending resolution.
2.2.	On August 20, 2019, a lawsuit was filed against Enel Generación Chile for alleged liability for damages suffered by the plaintiffs as a result of the operations of the Bocamina I and II power plants. The amount claimed is ThCh$38,160,000 (ThUS$42,326). The case is pending a verdict.
3.Enel Distribución Chile S.A.
3.1.	On February 27, 2021, the National Consumer and User Protection Agency, CONADECUS, filed a class action lawsuit against Enel Distribución Chile for violation of the collective and diffuse interest of consumers due to non-compliance with Law No. 19,496, the amount of which is undetermined. The case is pending a verdict.
3.2.	On October 21, 2021, the National Consumer Service, SERNAC, filed a lawsuit against Enel Distribución Chile and Empresa Eléctrica Colina for the power outages that occurred between January 29 and February 2, 2021. A guilty verdict was issued. Enel Distribución Chile filed the corresponding appeals, which are pending resolution.
3.3.	On March 11, 2022, SERNAC, filed a lawsuit against Enel Distribución Chile for alleged violations in the process of contracting insurance. The specific amount involved in the case has not been determined. A guilty verdict was issued. Enel Distribución Chile filed the corresponding appeals, which are pending resolution.

3.4.	On May 22, 2024, CONADECUS filed a lawsuit against Enel Distribución Chile for the blackouts that occurred on May 20, 2024. The specific amount involved in the case has not been determined. The case is currently in the evidentiary stage.
3.5.	On January 21, 2025, micro and small enterprises affiliated with Multigremial Nacional de Emprendedores filed a lawsuit against Enel Distribución Chile alleging deficiencies in the provision of electricity service between August 1 and August 21, 2024. The specific amount involved in the case has not been determined. The case is currently in the evidentiary stage.
3.6.	On July 25, 2025, Importadora y Exportadora Jia Bai Li filed a lawsuit against Enel Distribución Chile alleging an electrical system overload on October 2, 2024, which allegedly resulted in a fire. The claim seeks damages in the amount of ThCh$15,173,175 (ThUS$ 16,829). The case is currently in the conciliation stage.
4.Enel Green Power Chile S.A.
4.1.	On October 19, 2023, Global Energy Services Siemsa S.A. Chile Limitada, filed a counterclaim against Enel Green Power Chile S.A. alleging that it had breached the contract for the construction of the photovoltaic plant project called “Finis Terrae Extension”. The plaintiff requests that the contract be terminated with compensation for damages in its favor. The amount of the counterclaim is ThCh$14,678,489 (ThUS$16,281). Enel Green Power S.A. filed a counterclaim for breach of contract and compensation for damages. A verdict was issued in favor of Enel Green Power S.A. and Global Energy Services Siemsa filed a petition in error to have the verdict overturned. The case is pending resolution.
4.2.	On December 15, 2022, Enel Green Power Chile S.A. filed a lawsuit against Aldesa Chile SpA. for breach of contract and compensation for damages in the construction of the photovoltaic plant project called “Sierra Gorda Solar”. At the same time, Aldesa Chile SpA. also filed a lawsuit against Enel Green Power S.A. for breach of the same contract, seeking damages in its favor for ThCh$17,666,839 (ThUS$19,595). The case is pending evidentiary proceedings, awaiting a summons for judgment.
4.3.	On July 21, 2025, Ormat Chile SpA filed an arbitration claim before the International Chamber of Commerce (ICC) against Enel Green Power Chile S.A. and Geotérmica del Norte alleging breach of contract and seeking damages. The amount of the claim is ThCh$8,927,950 (ThUS$ 9,903). At the same time, Enel Green Power Chile S.A. filed a counterclaim for breach of contract. The case is currently in the pleading stage.
4.4.	On February 15, 2021, the Ministry of Housing and Urban Planning filed a complaint before the Local Police Court of Calama against Geotérmica del Norte, alleging non-compliance with the General Law on Urban Planning and Construction. On June 4, 2025, a conviction judgment was issued for ThCh$7,416,671 (ThUS$ 8,226). Geotérmica del Norte filed the corresponding appeals, which are pending resolution.

In connection with to the litigation described above, the Group has set up provisions in the sum of ThUS$1,269 as of December 31, 2025 (see Note 25). There are other litigations that also have associated provisions but are not described in this note as individually they represent immaterial amounts. Management considers that the provisions recorded adequately cover the litigation risks and therefore does not expect that these provisions will result in additional liabilities to those already recorded.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates, if any.

Other litigation of relevance is reported below:

In relation to the legal proceedings commenced by certain operators of the Northern Chile Grid (SING) (year 2017), including AES Gener SA, Eléctrica Angamos SA and Engie Energía Chile SA, against GasAtacama Chile (currently Enel Generación Chile), on October 17, 2023, a first instance judgment was issued in which the plaintiffs' claims were partially upheld. Enel Generación Chile S.A. filed the corresponding procedural appeals before the Court of Appeals of Santiago. On February 4, 2026, The Court of Appeals of Santiago dismissed the claims filed by the plaintiffs. The verdict is yet to be finalized. A very minor risk of adverse judgment is estimated.

In December 2016, a tort action was brought by Compañía Minera Arbiodo Limitada and Ingenieros y Asesores Limitada against Parque Eólico Taltal S.A. (currently Enel Green Power Chile S.A.), the National Geology and Mining Service and the Chilean Treasury, for the alleged liability in the potential economic losses caused by the failure to carry out a mining project of interest to the plaintiffs. In December 2023, the claim was accepted, only insofar as the National Geology and Mining Service and Enel Green Power Chile S.A. were ordered to pay jointly and severally to the plaintiffs the amount of ThCh$346,067,011 (ThUS$383,847) as consequential damages. The defendants filed procedural appeals before the Court of Appeals of Santiago, which are pending resolution. A very minor risk of adverse judgment is estimated.

36.4. Financial restrictions

Several debt contracts of the Company, and of some of its subsidiaries, include the obligation to comply with certain financial ratios, which is common in contracts of this nature. There are also affirmative and negative covenants that require monitoring of these commitments. In addition, there are restrictions in the sections of events of default that must be fulfilled to avoid acceleration of the debt.

1.	Cross Default

Some of the financial debt contracts contain cross default clauses.

Financial restrictions	Enel Chile	Enel Chile	Enel Chile	Enel Chile
Instrument type with restriction	Credit with a financial institution	Credit with a financial institution	Uncommitted line of credit	Yankee bonds
Restriction to be fulfilled by Informant or Subsidiary	Any financial debt that Enel Chile maintains, for any amount past due, and that the principal of the debt that gives rise to the cross default exceeds US$150 million in an individual debt.	Any financial debt that Enel Chile maintains, for any amount past due, and that the principal of the debt that gives rise to the cross default exceeds US$150 million in an individual debt.	Any financial debt held by Enel Generación Chile, for any amount past due.

Any financial debt held by Enel Chile or its significant subsidiaries, for any amount past due, and that the principal of the debt that gives rise to the cross default exceeds US$150 million in an individual debt.

Creditor	DNB Bank ASA (Administrative Agent)	Corporación Andina de Fomento, Citibank, European Investment Bank and Scotiabank Chile	BCI, Scotiabank Chile	Bank of New York Mellon (Bondholder Representative)
Registration Number	-	-	-	ISIN: US29278DAA37
Name of financial indicator or ratio	Cross default	Cross default	Cross default	Cross default
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Calculation mechanism or definition of the indicator or ratio	Debt past due higher than US$150 million of principal individually.	Debt past due higher than US$150 million of principal individually.	Debt past due	Debt past due higher than US$150 million of principal individually.
Restriction that must be fulfilled (Range, Value and Unit of measure)	Not having individual debts past due higher than US$150 million.	Not having individual debts past due higher than US$150 million.	Not have individual debts past due.	Not having individual debts past due higher than US$150 million.
Indicator or ratio determined by the company	There are no outstanding debts for an individual amount higher than US$150 million	There are no outstanding debts for an individual amount higher than US$150 million	Not have individual debts past due.	There are no outstanding debts for an individual amount higher than US$150 million.
Compliance YES/NO	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	-	-	-	-

Financial restrictions	Enel Generación Chile	Enel Generación Chile	Enel Generación Chile	Enel Distribución Chile
Instrument type with restriction	Yankee bonds	Series H and M Bonds	Uncommitted line of credit	Uncommitted line of credit
Restriction to be fulfilled by Informant or Subsidiary

Any financial debt held by Enel Generación Chile or its Chilean subsidiaries, for any amount in default, and that the principal amount of the debt giving rise to the cross default exceeds US$30 million in an individual debt.

		Any financial debt held by Enel Generación Chile, for any amount in default, and that the principal amount of the debt giving rise to the cross default exceeds US$50 million in an individual debt.	Any financial debt held by Enel Generación Chile, for any amount in arrears.	Any financial debt held by Enel Distribución Chile, for any amount in arrears.
Creditor	Bank of New York Mellon (Bondholders' Representative)	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile and Scotiabank Chile	Banco Santander Chile and Scotiabank Chile
Registration Number	ISIN: US29244TAC53; US29244TAB7; US29244TAA9	CMF Securities Registry Registration No. 317 for Series H and No. 522 for Series M	-	-
Name of financial indicator or ratio	Cross default	Cross default	Cross default	Cross default
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Calculation mechanism or definition of the indicator or ratio	Debt in arrears greater than US$30 million principal amount on an individual basis.	Debt in arrears greater than US$50 million principal amount on an individual basis.	Debt past due	Debt past due
Restriction that must be fulfilled (Range, Value and Unit of measure)	Not to have individual debts in arrears in excess of US$30 million.	Not to have individual debts in arrears in excess of US$50 million.	Not have individual debts past due.	Not have individual debts past due.
Indicator or ratio determined by the company	There are no individual debts in arrears exceeding US$30 million.	There are no individual debts in arrears exceeding US$50 million.	Not have individual debts past due.	Not have individual debts past due.
Compliance YES/NO	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	-	-	-	-

2.	Financial covenants

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

Financial restrictions	Enel Generación Chile	Enel Generación Chile	Enel Generación Chile	Enel Generación Chile
Instrument type with restriction	Series H and M Bonds	Series H and M Bonds	Series H and M Bonds	Series H Bonds
Restriction to be fulfilled by Informant or Subsidiary	A ratio between Financial Obligations and Total Capitalization must be maintained of less than or equal to 0.64.	Maintain Minimum Equity of Ch$761,661 million (ThUS$764,367), a limit that is updated at the end of each fiscal year, as established in the contract.	Maintain a Financial Expense Coverage ratio of greater than or equal to 1.85.

Maintain a Net Active Position with Related Companies not exceeding the equivalent amount in Chilean pesos, legal tender, of US$500 million, according to the exchange rate observed on the date of its calculation.

Creditor	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile (Bondholders' Representative)	Banco Santander Chile (Bondholders' Representative)
Registration Number	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the CMF Securities Registry No. 317 for Series H and No. 522 for Series M	Registration with the Securities Registry with CMF No. 317
Name of financial indicator or ratio	Consolidated Indebtedness Level	Equity Attributable to the Parent	Financial Expense Coverage rate	Net Active Position with Related Companies
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Calculation mechanism or definition of the indicator or ratio

Financial Obligations related to the sum between Loans that accrue interest, current, Loans that accrue interest, non-current, Other financial liabilities, current, Other financial liabilities, non-current and Other obligations guaranteed by the Issuer or its subsidiaries, while Total Capitalization is the sum between Financial Obligations and Total Equity.

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

The Net Active Position with Related Companies is the difference between: i) the sum of Receivables due from Related Parties of Current and Non1Current Assets and ii) the sum of Payables due to Related Parties, Current and Non-Current Liabilities. The amounts corresponding to those that jointly comply with the following must be excluded from the foregoing: i) operations lasting less than 180 days, and ii) operations arising from the ordinary course of business of Enel Generación Chile or its subsidiaries.

Restriction that must be fulfilled (Range, Value and Unit of measure)	A ratio between Financial Obligations and Total Capitalization must be maintained of less than or equal to 0.64.	Maintain Minimum Equity of Ch$761,661 million (ThUS$839,638), a limit that is updated at the end of each fiscal year, as established in the contract.	Maintain a Financial Expense Coverage ratio of greater than or equal to 1.85.

Maintain a Net Active Position with Related Companies not exceeding the equivalent amount in Chilean pesos, legal tender, of US$500 million, according to the exchange rate observed on the date of its calculation.

Indicator or ratio determined by the company	0.15	Ch$2,516,179 million (ThUS$2,773,780)	7.90	US$160.11 million
Compliance YES/NO	Yes	Yes	Yes	Yes
Accounts used in the calculation of the indicator or ratio	Financial Obligations and Total Capitalization	Equity attributable to the owners of the parent company.	Gross Operating Income and Financial Expenses	Current and Non-Current Accounts Receivable and Payable to Related Entities.

Finally, in most contracts, the acceleration of the debt due to non-compliance with covenants does not occur automatically. Certain conditions must be met, such as the expiration of remediation periods, among others.

As of December 31, 2025, Enel Chile and its subsidiaries comply with all the financial obligations summarized herein. They also comply with other financial obligations whose non-compliance could result in the acceleration of the maturity of its financial commitments. Additionally, Management is not aware of any facts or circumstances indicating that the Company may have difficulties in meeting these covenants during or after the reporting period.

37.  HEADCOUNT

Enel Chile’s personnel, as of December 31, 2025, and December 31, 2024, is as follows:

Country	12-31-2025	Average	12-31-2024	Average
Chile	1,772	1,832	1,951	1,985
Argentina (1)	20	20	20	21
Total	1,792	1,852	1,971	2,006
(1)	This item corresponds to the branch of Enel Generación Chile located in the province of Jujuy, Argentina.

38.  SANCTIONS

The following Group companies have received sanctions from administrative authorities:

1.	Enel Distribución Chile S.A.
1.1.	By means of Exempt Resolution No. 10,921 dated February 21, 2022, the SEF imposed on Enel Distribución Chile a fine equivalent to 39,261 UTM (ThUS$3,028), for considering that it has not complied with the provisions of Article 4-1 of the Technical Standard of Service Quality for Distribution Systems, in relation to Articles 145 and 222, letter h), of the Regulations of the General Law of Electric Services and, in turn, in relation to Articles 72-14 and 130 of the General Law of Electric Services, which is evident from the information provided by the company in the process titled "Interruptions 2018". Enel Distribución Chile filed an appeal for reconsideration against this resolution, which is pending resolution.
1.2.	By means of Exempt Resolution No. 25,189 dated May 13, 2024, the SEF imposed a fine on Enel Distribución Chile equivalent to 60,000 UTM (ThUS$4,628), on the grounds that there were violations of Art. 8 ter of the General Law on Electrical Services, relating to the performance of activities that violate the exclusive distribution obligation. Enel Distribución Chile filed an appeal for reconsideration against this resolution, which is pending resolution.
1.3.	By means of Exempt Resolution No. 26,948 dated February 28, 2024, the SEF imposed a fine on Enel Distribución Chile equivalent to 40,000 UTM (ThUS$3,085), deeming that its obligations were breached due to line interruptions. Enel Distribución Chile filed an appeal for reconsideration against this resolution, which is pending resolution.
1.4.	By means of Exempt Resolutions Nos. 36,621, 36,622, 36,623 and 36,624 received in January 2025, and Exempt Resolution No. 36,939 received in July 2025, SEF charged and imposed fines on Enel Distribución Chile for a total amount of 400,000 UTM (ThUS$30,854), in relation to potential breaches related to the effects that occurred in the context of the climatic event that took place a few days into the winter season of 2024 in various districts of the Metropolitan Region. In response to these fine resolutions, Enel Distribución Chile filed appeals for reconsideration against these resolutions, which are pending resolution.
1.5.	By means of Exempt Resolution No. 26,947 dated August 4, 2024, the SEF imposed on Enel Distribución Chile a fine equivalent to 20,000 UTM (ThUS$ 1,544), on the grounds that the quality of the service that must be provided to customers was severely affected. Enel Distribución Chile filed an appeal for reconsideration against this resolution, which is pending resolution.

2.	Enel Green Power Chile S.A.
2.1.	By means of Exempt Resolution No. 27,762 dated September 27, 2024, the SEF imposed on Enel Green Power a fine equivalent to 15,000 UTM (ThUS$ 1,157), on the grounds that works were carried out without the authorization of the property owner, Los Espinos S.A., and that information was not provided to the SEF in a timely manner, among other breaches. Enel Green Power Chile filed an appeal for reconsideration against this resolution, which is pending resolution.

In relation to the sanctions described above, the Group has established provisions for ThUS$33,862 as of December 31, 2025 (see Note 25). There are other sanctions that also have associated provisions but are not described in this note since they individually represent immaterial amounts. The management of the Company considers that the provisions recorded are adequate to cover the risks resulting from sanctions, and therefore do not expect additional liabilities other than those already specified.

39.  ENVIRONMENT

Environmental expenses as of December 31, 2025, 2024 and 2023, are as follows:

				12-31-2025
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements	Amount of prior period disbursement
Pehuenche S.A.	Pehuenche power plant	Waste Management	In progress	5	—	5	—	-	5	45
		Environmental Sanitation	In progress	5	—	5	—	-	5	7
Enel Distribución Chile S.A.	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	9,066	—	9,066	528	12-31-2026	9,594	12,898
	Environmental improvements	Urban tree planting project (Q2)	In progress	104	104	—	11	12-31-2026	115	11
		Waste recovery initiative (Q4)	In progress	1	—	1	1	12-31-2026	2	2
		Asbestos storage facility project (Q2)	In progress	—	—	—	7	12-31-2026	7	7
		Environmental space at the CEO center (Q2)	In progress	—	—	—	13	12-31-2026	13	13
Enel Generación Chile S.A.	Environmental expenditures combined-cycle power plant	The main expenses incurred are: Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	39,765	38,754	1,011	—	-	39,765	11,711
	Environmental expenditures Thermal Power Plants (TP)	Studies, monitoring, laboratory analyses, and collection and final disposal of solid waste at thermoelectric power plants (C.T.)	In progress	6,850	4,217	2,633	—	-	6,850	2,560
	Environmental expenditures Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analyses, and collection and final disposal of solid waste at thermoelectric power plants (C.T.)	In progress	247	—	247	—	-	247	401
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress		—	442	—	12-31-2026	—	462
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	—	—	48	—	12-31-2026	—	—
	Sewage treatment plant	Wastewater treatment	In progress	—	—	107	—	12-31-2026	—	—
	Contract – Legal Requirements	Environmental and sectorial permit management contract.	In progress	—	—	5	—	12-31-2026	—	205
	Outsourced services	Other services (contracts with third parties)	In progress	—	—	463	—	12-31-2026	—	35
	Domestic waste removal	Household waste collection contract (municipal collection fee)	In progress	—	—	272	—	12-31-2026	—	23
	Bird collision monitoring services contracts	Bird collision monitoring contracts	In progress	—	—	132	—	12-31-2026	—	11
Geotérmica del Norte S.A.	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	32	—	32	—	-	32	—
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	4	—	4	—	-	4	5
	Campaigns and studies	Environmental monitoring contracts (avian collision, flora and fauna, archaeology, etc.)	In progress	667	—	667	—	-	667	631
	Contract – Legal Requirements	Environmental and sectorial permit management contract.	In progress	56		56	—	-	56	—
	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	70	—	70	—	-	70	67
Parque Eólico Talinay Oriente S.A.	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	9	—	9	—	-	9	12
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	8	—	8	—	-	8	—
	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	17	—	17	—	-	17	—
	Campaigns and studies	Environmental monitoring contracts (avian collision, flora and fauna, archaeology, etc.)	In progress	9	—	9	—	-	9	33
	Sewage treatment plant	Wastewater treatment	In progress	2	—	2	—	-	2	—
		Total		56,917	43,075	15,311	560		57,477	29,499

				12-31-2024
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements
Pehuenche S.A.	Pehuenche power plant	Waste Management	In progress	45	—	45	—	-	45
		Environmental Sanitation	In progress	7	—	7	—	-	7
		Environmental materials	In progress	6	—	6	—	-	6
Enel Distribución Chile S.A.	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	3,762	—	3,762	9,136	12-31-2025	12,898
	SEF STANDARDIZATION PROJECT (CAPEX)	Underground Networks Interaction Project between Enel and Metrogas	In progress	649	—	649	—	12-31-2025	649
	Improvements environmental impact	Urban tree planting project (2T)	In progress	—	—	—	11	-	11
		Waste recovery initiative (4T)	In progress	—	—	—	2	12-31-2025	2
		Asbestos Storage Project (2T)	In progress	—	—	—	7	12-31-2025	7
		MA Space in the CEO (2T)	In progress	—	—	—	13	12-31-2025	13
Enel Generación Chile S.A.	Environmental expenses, and certifications, Coal Power Plants (CP)	The main expenses incurred are: Investments, improvements and work performed to obtain certificates in Diesel tanks,. Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	10,135	7,596	2,539	1,576	12-31-2025	11,711
	Environmental expenses, adaptations and certifications, Thermal Power Plants (TP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (TP)	In progress	1,612	450	1,162	948	12-31-2025	2,560
	Environmental expenses, Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (HP)	In progress	401	—	401	—	-	401
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	462	—	462	—	-	462
	Environmental sanitation	Contracts for vector control, deratization, disinfection	In progress	53	—	53	—	-	53
	Campaigns and Studies	Contracts for Environmental Monitoring ( Flora and Fauna- Archeology, others)	In progress	631	—	631	—	-	631
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	41	—	41	—	-	41
	Outsourced services	Other services (contracts with third parties)	In progress	35	—	35	—	-	35
	Household waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	23	—	23	—	-	23
	Environmental Travel	Tickets - accommodation and travel allowance for site visits to facilities	In progress	132	—	132	—	-	132
	Legal requirements contract	Environmental and sectorial permit management contract.	In progress	205	—	205	—	-	205
	Rent/vehicle expenses	Vehicle rental for environmental trips (field visits / Plants)	In progress	9	—	9	—	-	9
	Bird collision monitoring contract	Bird Collision Monitoring Contract	In progress	11	—	11	—	-	11
Geotérmica del Norte S.A.	Waste management	Contracts for removal of hazardous and non-hazardous waste	In progress	67	—	67	—	-	67
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	5	—	5	—	-	5
	Campaigns and Studies	Contracts for Environmental Monitoring (Birds Collision - Flora and Fauna - Archeology, others)	In progress	388	—	388	—	-	388
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	20	—	20	—	-	20
Parque Eólico Talinay Oriente S.A.	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	12	—	12	—	-	12
	Campaigns and Studies	Contracts for Environmental Monitoring (Birds Collision - Flora and Fauna - Archeology, others)	In progress	33	—	33	—	-	33
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	29	—	29	—	-	29
	Household waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	21	—	22	—	-	21
		Household / domestic waste removal contract	In progress	23	—	23	—	-	23
		Total		18,817	8,046	10,772	11,693	-	30,510

				12-31-2023
Disbursing Company	Project Name	Environmental Description	Project status [Completed, in progress]	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements
Pehuenche S.A.	Pehuenche power plant	Waste Management	In progress	41	—	41	41	12-31-2024	82
		Environmental Sanitation	In progress	1	—	1	1	12-31-2024	2
		Materials Environment	In progress	11	—	11	11	12-31-2024	22
Enel Distribución Chile S.A.	Vegetation control in MT/BT	Pruning of trees near the media network and low voltage.	In progress	1,825	—	1,825	—	-	1,825
	Improvements in the MT network	Replacement underground transformers by Technical Standard (PCB)	In progress	275	275	—	—	-	275
	SEF STANDARDIZATION PROJECT (CAPEX)	Underground Networks Interaction Project between Enel and Metrogas	In progress	762	762	—	—	-	762
Enel Generación Chile S.A.	Environmental expenses, and certifications, Coal Power Plants (CP)	The main expenses incurred are: Investments, improvements and work performed to obtain certificates in Diesel tanks,. Operation and maintenance, monitoring air quality and meteorological stations, Environmental audit monitoring network once a year, Annual CEMS Validation, Biomass Protocol Service, Environmental Materials (magazine, books), Isokinetic Measurements, SGI Works (NC objective, inspections, audits and supervision) ISO 14001, OHSAS certification, CEMS operation and maintenance service.	In progress	700	125	574	1,442	12-31-2024	2,142
	Environmental expenses, adaptations and certifications, Thermal Power Plants (TP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (TP)	In progress	1,399	519	879	733	12-31-2024	2,132
	Environmental expenses, Hydroelectric Power Plants (HP)	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (HP)	In progress	171	—	171	428	12-31-2024	599
Enel Green Power Chile S.A.	Waste management	Contracts for the removal of hazardous and non-hazardous waste	In progress	109	—	109	—	-	109
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	26	—	26	—	-	26
	Water analysis	Monitoring and analysis of drinking water and sewage	In progress	69	—	69	—	-	69
	Environmental materials	Buy environmental materials (containers, spill kit, others)	In progress	23	—	23	—	-	23
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	27	—	27	—	-	27
	Outsourced services	Other services (contracts with third parties)	In progress	99		99		-	99
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	129	—	129	—	-	129
	Domestic waste removal	Household / domestic waste removal contract (payment of municipal retreat)	In progress	7	—	7	—	-	7
	Legal requirement contract	Environmental and sectorial permit management contract.	In progress	32	—	32	—	-	32
	Rent/vehicle expenses	Vehicle rental for environmental trips (field visits / Plants)	In progress	50	—	50	—	-	50
	Bird collision monitoring contract	Bird collision monitoring contract	In progress	462	—	462	—	-	462
	Wildlife monitoring	Contracts for Environmental Monitoring (Wildlife)	In progress	120	—	120	—	-	120
	Archaeological monitoring	Monitoring of archaeological sites	In progress	44	—	44	—	-	44
	Noise monitoring	Noise monitoring	In progress	36	—	36	—	-	36
Geotérmica del Norte S.A.	Waste management	Contracts for removal of hazardous and non-hazardous waste	In progress	16	—	16	—	-	16
	Environmental sanitation	Contracts for vector control, deratization, disinfection.	In progress	10	—	10	—	-	10
	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	19	—	19	—	-	19
	Environmental materials	Purchase of environmental materials (containers, anti-leak kits, others)	In progress	328	—	328	—	-	328
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	1	—	1	—	-	1
	Permitting framework agreement	Management contract for environmental and sectoral permits	In progress	1		1		-	1
	Outsourced services	Other services (contracts with third parties)	In progress	36	36	36	—	-	36
Parque Eolico Talinay Oriente S.A.	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	19	—	19	—	-	19
	Campaigns and studies	Contracts for Environmental Monitoring (Birds - Flora and Fauna - Archaeology, etc.)	In progress	1	—	1	—	-	1
	Water analysis	Monitoring and analysis of potable water and wastewater	In progress	7	—	7	—	-	7
	Campaigns and studies	Contracts for Environmental Monitoring (Birds - Flora and Fauna - Archaeology, etc.)	In progress	7	—	7	—	-	7
	Environmental materials	Purchase of environmental materials (containers, anti-leak kits, others)	In progress	1	—	1	—	-	1
	Sewage treatment plant	Contract for removal and cleaning of pits and sewage	In progress	1	—	1	—	-	1
	Domestic waste removal	Household / domestic waste removal contract	In progress	14	—	14	—	-	14
	Bird Collision Monitoring Contract	Bird Collision Monitoring Contract	In progress	26	—	26	—	-	26
		Total		6,905	1,717	5,222	2,656		9,561

40.  FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2025, December 31, 2024, and January 1, 2024, summarized financial information of the Company’s principal consolidated subsidiaries prepared under IFRS is as follows.

	12-31-2025
	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Grupo Enel Distribución Chile	Consolidated	851,097	2,368,902	3,219,999	929,500	1,517,263	773,236	3,219,999	1,783,852	(1,474,167)	309,685	188,514	81,304	(36,266)	45,038	(4,766)	40,272	69,304	109,576
Enel Generación Chile	Separate	1,542,591	2,891,709	4,434,300	1,009,538	617,732	2,807,030	4,434,300	3,034,642	(2,195,782)	838,860	693,327	614,983	(73,163)	690,170	(149,909)	540,261	(4,809)	535,452
Enel Distribución Chile	Separate	833,283	2,352,063	3,185,346	898,357	1,516,723	770,266	3,185,346	1,773,201	(1,469,388)	303,813	184,166	79,229	(36,641)	42,588	(4,252)	38,336	69,768	108,104
Empresa Eléctrica Pehuenche S.A.	Separate	90,860	155,618	246,478	60,025	32,722	153,731	246,478	210,418	(7,206)	203,212	193,823	186,918	5,424	192,342	(51,932)	140,410	—	140,410
Enel X Chile S.p.A.	Separate	91,590	105,395	196,985	100,111	119,398	(22,524)	196,985	59,316	(39,404)	19,912	(299)	(3,161)	(9,305)	(12,466)	2,063	(10,403)	(1,642)	(12,045)
Enel X Way Chile S.p.A.	Separate	11,904	2,258	14,162	4,113	89	9,960	14,162	9,026	(7,881)	1,145	(2,703)	(3,149)	66	(3,083)	(369)	(3,452)	1,068	(2,384)
Enel Mobility Chile SPA	Separate	2,440	10,769	13,209	15,843	—	(2,634)	13,209	2,077	(824)	1,253	(234)	(660)	(762)	(1,423)	30	(1,393)	(184)	(1,577)
Geotérmica del Norte S.A.	Separate	75,839	467,903	543,742	41,493	6,373	495,876	543,742	60,400	(22,750)	37,650	29,089	(1,217)	1,619	402	(112)	290	—	290
Parque Eólico Talinay Oriente S.A.	Separate	180,456	81,373	261,829	11,194	24,417	226,218	261,829	16,613	(1,526)	15,087	11,686	2,720	7,293	10,013	(2,786)	7,227	—	7,227
Enel Green Power Chile S.A	Separate	163,463	4,217,308	4,380,771	971,399	2,404,016	1,005,356	4,380,771	626,251	(158,969)	467,282	372,722	153,653	(147,663)	5,989	(3,988)	2,001	1,807	3,808
Grupo Enel Green Power Chile	Consolidated	389,146	4,281,131	4,670,277	993,473	2,440,443	1,236,361	4,670,277	633,961	(118,202)	515,759	413,498	154,291	(138,750)	16,295	(6,653)	9,642	1,813	11,455
Grupo Enel Generación Chile	Consolidated	1,592,111	2,976,415	4,568,526	1,133,121	650,323	2,785,082	4,568,526	3,181,163	(2,142,404)	1,038,759	887,065	801,902	(67,740)	754,176	(201,841)	552,335	(9,947)	542,388

	12-31-2024
	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Grupo Enel Distribución Chile	Consolidated	672,130	2,221,489	2,893,619	778,405	1,441,983	673,231	2,893,619	1,739,261	(1,554,569)	184,692	64,074	(12,947)	(24,753)	(37,700)	10,695	(27,005)	(2,866)	(29,871)
Enel Generación Chile	Separate	1,764,103	2,938,084	4,702,187	1,098,514	856,968	2,746,706	4,702,188	3,138,498	(2,479,170)	659,328	528,678	468,214	(29,584)	592,180	(87,156)	505,024	192,858	697,882
Enel Distribución Chile	Separate	661,598	2,208,684	2,870,282	767,459	1,441,947	660,876	2,870,282	1,734,339	(1,549,787)	184,552	64,290	(11,656)	(25,088)	(36,744)	10,256	(26,488)	(2,861)	(29,349)
Empresa Eléctrica Pehuenche S.A.	Separate	93,036	159,190	252,226	51,691	34,431	166,103	252,225	263,976	(17,342)	246,634	237,890	230,568	4,024	234,591	(63,136)	171,455	—	171,455
Enel X Chile S.p.A.	Separate	71,274	79,846	151,120	73,655	87,923	(10,458)	151,120	50,196	(27,485)	22,711	3,156	2,173	(15,124)	(12,950)	3,727	(9,223)	19	(9,204)
Enel X Way Chile S.p.A.	Separate	16,996	2,553	19,549	6,808	419	12,321	19,548	3,257	(2,803)	454	(1,388)	(1,598)	157	(1,442)	(1,512)	(2,954)	(29)	(2,983)
Enel Mobility Chile SPA	Separate	2,371	8,214	10,585	11,641	—	(1,055)	10,586	732	(578)	154	(1,105)	(1,512)	(595)	(2,108)	(99)	(2,207)	—	(2,207)
Geotérmica del Norte S.A.	Separate	52,868	487,326	540,194	38,797	6,774	494,623	540,194	56,327	(16,266)	40,061	34,291	5,796	7,557	13,353	(2,431)	10,922	62,851	73,773
Parque Eólico Talinay Oriente S.A.	Separate	168,231	85,808	254,039	10,610	24,863	218,566	254,039	14,064	(1,396)	12,668	8,552	472	7,224	7,696	(2,012)	5,684	27,709	33,393
Enel Green Power Chile S.A	Separate	165,051	4,256,851	4,421,902	572,650	2,849,648	999,604	4,421,902	650,689	(184,237)	466,452	374,370	192,525	(120,097)	72,428	(20,652)	51,776	124,986	176,762
Grupo Enel Green Power Chile	Consolidated	356,366	4,345,940	4,702,306	592,274	2,887,505	1,222,526	4,702,305	653,462	(137,811)	515,651	417,214	197,929	(105,316)	92,322	(24,862)	67,460	148,999	216,459
Grupo Enel Generación Chile	Consolidated	1,811,614	3,013,024	4,824,638	1,186,433	891,182	2,747,025	4,824,640	3,263,370	(2,360,563)	902,807	766,426	698,781	(25,561)	683,149	(150,292)	532,857	196,569	729,426

	01-01-2024
	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Equity and Liabilities	Revenues	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income before Taxes	Income tax	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Grupo Enel Distribución Chile	Consolidated	611,474	2,108,250	2,719,724	656,696	1,266,059	796,969	2,719,724	1,799,739	(1,573,018)	226,721	109,986	37,305	(26,677)	9,544	7,127	16,671	5,068	21,739
Enel Generación Chile	Separate	1,869,472	3,297,128	5,166,600	1,428,818	997,226	2,740,555	5,166,599	3,683,387	(2,967,532)	715,855	571,286	501,550	52,028	742,681	(132,204)	610,477	(106,587)	503,890
Enel Distribución Chile	Separate	600,902	2,095,499	2,696,401	644,659	1,266,028	785,713	2,696,400	1,794,317	(1,571,309)	223,008	107,848	33,975	(25,711)	7,180	7,523	14,703	5,067	19,770
Empresa Eléctrica Pehuenche S.A.	Separate	103,951	177,114	281,065	57,442	41,362	182,261	281,065	259,215	(9,309)	249,906	239,865	231,817	8,169	239,986	(64,186)	175,800	—	175,800
Arcadia Generación Solar S.A. (1)	Separate	—	—	—	—	—	—	—	51,307	(1,082)	50,225	36,340	16,530	680	17,209	(7,112)	10,097	10,052	20,149
Enel X Chile S.p.A.	Separate	94,784	124,696	219,480	121,797	99,660	(1,977)	219,480	55,325	(21,532)	33,793	16,137	14,704	(50,900)	(36,196)	10,083	(26,113)	(37)	(26,150)
Geotérmica del Norte S.A.	Separate	23,623	512,912	536,535	42,240	11,751	482,544	536,535	54,608	(13,771)	40,837	31,892	5,229	(1,120)	4,110	(1,440)	2,670	12,349	15,019
Parque Eólico Talinay Oriente S.A.	Separate	157,552	90,561	248,113	8,934	26,805	212,374	248,113	16,688	(1,454)	15,234	11,260	3,219	8,289	11,508	(3,569)	7,939	5,532	13,471
Enel Green Power Chile S.A.	Separate	147,576	4,218,441	4,366,017	802,831	2,617,765	945,420	4,366,016	634,753	(248,647)	386,106	290,103	176,086	(97,546)	78,540	(19,185)	59,355	25,492	84,847
Grupo Enel Green Power Chile	Consolidated	303,073	4,339,862	4,642,935	828,326	2,662,412	1,152,196	4,642,934	638,354	(201,932)	436,422	333,255	183,760	(88,875)	94,950	(24,390)	70,560	30,218	100,778
Grupo Enel Generación Chile	Consolidated	1,919,559	3,363,969	5,283,528	1,559,789	1,038,190	2,685,549	5,283,528	3,807,867	(2,845,584)	962,283	810,992	733,367	60,197	811,463	(196,390)	615,073	(106,030)	509,043

(1)	See Note 33

41.  SUBSEQUENT EVENTS

Enel Chile S.A.

i.	On January 27, 2026, a drawdown was made with CAF–Development Bank of Latin America and the Caribbean for an amount of US$100 million, at a SOFR 1M rate, with a maturity date of February 27, 2026. On March 27, 2026, a partial repayment of $50 million was made, and the remaining balance of $50 million was paid on April 27, 2026. The facility is now 100% available.

Between January 1, 2026 and the date of issuance of these consolidated financial statements, we are not aware of any other financial or events that could significantly affect the financial position and results presented in this document.

APPENDIX 1 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of these consolidated financial statements.

The detail of assets and liabilities denominated in foreign currency is as follows:

	12-31-2025
ASSETS	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	44	103,917	357,864	83	16	461,924
Other current financial assets	—	776	206	—	—	982
Other current non-financial assets	—	158,496	13,411	648	—	172,555
Trade and other receivables, current	38,372	902,353	445,444	72	—	1,386,241
Current receivables due from related parties	—	9,277	34,835	17,699	—	61,811
Inventories	—	11,187	56,824	110	—	68,121
Current tax assets	—	74,242	13,211	—	—	87,453
TOTAL CURRENT ASSETS	38,416	1,260,248	921,795	18,612	16	2,239,087

NON-CURRENT ASSETS
Other non-current financial assets	—	24,070	—	—	—	24,070
Other non-current non-financial assets	442	5,813	8,231	—	—	14,486
Trade and other non-current receivables	2,132	109,245	994,007	—	—	1,105,384
Investments accounted for using the equity method	—	30	45,924	—	514	46,468
Intangible assets other than goodwill	—	270,788	21,842	—	160	292,790
Goodwill	—	862,154	40,039	—	—	902,193
Property, plant and equipment	—	4,400,043	3,349,469	—	13,924	7,763,436
Investment property	—	7,930	—	—	—	7,930
Right-of-use asset	—	374,282	1,044	4,537	—	379,863
Deferred tax assets	—	111,514	16,438	—	—	127,952
TOTAL NON CURRENT ASSETS	2,574	6,165,869	4,476,994	4,537	14,598	10,664,572

TOTAL ASSETS	40,990	7,426,117	5,398,789	23,149	14,614	12,903,659

	12-31-2024
ASSETS	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	38	247,383	137,191	149	—	384,761
Other current financial assets	—	9,317	10,271	—	—	19,588
Other current non-financial assets	—	128,287	23,915	572	934	153,708
Trade and other receivables, current	5,462	954,194	535,601	1	—	1,495,258
Current receivables due from related parties	—	4,449	27,651	10,835	—	42,935
Inventories	—	38,347	26,209	228	616	65,400
Current tax assets	—	69,338	10,156	—	1,012	80,506
TOTAL CURRENT ASSETS	5,500	1,451,315	770,994	11,785	2,562	2,242,156

NON-CURRENT ASSETS
Other non-current financial assets	—	4,663	—	—	—	4,663
Other non-current non-financial assets	77	143,174	5,875	—	—	149,126
Trade and other non-current receivables	28,110	63,276	1,071,984	—	—	1,163,370
Investments accounted for using the equity method	—	32,706	114	—	—	32,820
Intangible assets other than goodwill	—	113,845	180,368	—	178	294,391
Goodwill	—	852,363	40,039	—	—	892,402
Property, plant and equipment	—	3,717,998	3,846,970	—	14,725	7,579,693
Investment property	—	7,201	—	—	—	7,201
Right-of-use asset	221,144	31,916	12,706	7,813	—	273,579
Deferred tax assets	—	119,682	6,003	—	—	125,685
TOTAL NON CURRENT ASSETS	249,331	5,086,824	5,164,059	7,813	14,903	10,522,930

TOTAL ASSETS	254,831	6,538,139	5,935,053	19,598	17,465	12,765,086

	01-01-2024
ASSETS	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	41	512,221	129,815	117	12	642,206
Other current financial assets	—	65,191	12,013	22	—	77,226
Other current non-financial assets	3,483	78,926	31,080	676	411	114,576
Trade and other receivables, current	6,108	1,418,293	227,871	61	—	1,652,333
Current receivables due from related parties	—	6,088	36,909	14,320	—	57,317
Inventories	715	14,547	45,853	5,712	167	66,994
Current tax assets	—	84,116	8,361	—	2	92,479
TOTAL CURRENT ASSETS	10,347	2,179,382	491,902	20,908	592	2,703,131

NON-CURRENT ASSETS
Other non-current financial assets	2,096	11,132	—	—	—	13,228
Other non-current non-financial assets	91	271,667	34	—	—	271,792
Trade and other non-current receivables	35,053	402,769	592,457	—	—	1,030,279
Investments accounted for using the equity method	—	28,839	67	—	—	28,906
Intangible assets other than goodwill	—	127,927	94,265	—	137	222,329
Goodwill	—	968,335	40,039	—	—	1,008,374
Property, plant and equipment	—	3,919,024	3,877,034	—	13,802	7,809,860
Investment property	—	8,369	—	—	—	8,369
Right-of-use asset	248,011	37,498	13,539	7,697	—	306,745
Deferred tax assets	—	62,693	25,858	—	—	88,551
TOTAL NON CURRENT ASSETS	285,251	5,838,253	4,643,293	7,697	13,939	10,788,433

TOTAL ASSETS	295,598	8,017,635	5,135,195	28,605	14,531	13,491,564

	12-31-2025
LIABILITIES	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Brazilian Real	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	49,641	—	272,441	—	—	—	322,082
Current lease liability	34,966	4,041	1,638	873	—	—	41,518
Trade and other payables, current	100,224	1,100,200	319,112	13,371	568	—	1,533,475
Current payable to related parties	—	104,291	190,873	76,755	—	—	371,919
Other current provisions	—	30,599	103	—	—	—	30,702
Current tax liabilities	—	105,077	4,953	—	—	—	110,030
Other current non-financial liabilities	—	63,451	30	129	—	—	63,610
TOTAL CURRENT LIABILITIES	184,831	1,407,659	789,150	91,128	568	—	2,473,336

NON-CURRENT LIABILITIES
Other non-current financial liabilities	137,682	—	2,032,646	—	—	—	2,170,328
Non-current lease liability	328,537	2,340	35,169	2,633	—	—	368,679
Trade and other payables non-current	—	—	985,569	—	—	—	985,569
Non-current payables to related parties	—	—	861,531	—	—	—	861,531
Other long-term provisions	—	205,893	8,282	—	—	—	214,175
Deferred tax liabilities	—	154,621	45,831	—	—	—	200,452
Non-current provisions for employee benefits	—	64,058	—	—	—	—	64,058
Other non-current non-financial liabilities	—	16,024	—	—	—	—	16,024
TOTAL NON-CURRENT LIABILITIES	466,219	442,936	3,969,028	2,633	—	—	4,880,816

TOTAL LIABILITIES	651,050	1,850,595	4,758,178	93,761	568	—	7,354,152

	12-31-2024
LIABILITIES	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Brazilian Real	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	43,870	—	40,133	—	—	—	84,003
Current lease liability	24,952	—	301	1,729	—	—	26,982
Trade and other payables, current	81,184	964,131	472,537	17,809	210	—	1,535,871
Current payable to related parties	—	40,341	186,626	72,395	—	—	299,362
Other current provisions	—	51,052	482	—	—	—	51,534
Current tax liabilities	—	185,451	4,291	—	—	—	189,742
Other current non-financial liabilities	—	54,498	9,466	—	—	—	63,964
TOTAL CURRENT LIABILITIES	150,006	1,295,473	713,836	91,933	210	—	2,251,458

NON-CURRENT LIABILITIES
Other non-current financial liabilities	—	—	2,382,396	—	—	—	2,382,396
Non-current lease liability	253,417	—	9,210	6,043	—	—	268,670
Trade and other payables non-current	—	—	969,504	—	—	—	969,504
Non-current payables to related parties	—	—	1,019,514	—	—	—	1,019,514
Other long-term provisions	—	180,798	35,233	—	—	—	216,031
Deferred tax liabilities	—	183,012	25,623	—	—	—	208,635
Non-current provisions for employee benefits	—	65,831	—	—	—	—	65,831
Other non-current non-financial liabilities	—	37,745	—	—	—	—	37,745
TOTAL NON-CURRENT LIABILITIES	253,417	467,386	4,441,480	6,043	—	—	5,168,326

TOTAL LIABILITIES	403,423	1,762,859	5,155,316	97,976	210	—	7,419,784

	01-01-2024
LIABILITIES	U.F.	Chilean Peso	U.S. dollar	Euro	Argentine Peso	Brazilian Real	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	47,920	—	653,255	—	—	—	701,175
Current lease liability	25,253	114	407	1,746	—	—	27,520
Trade and other payables, current	10,603	1,259,837	387,462	11,487	271	—	1,669,660
Current payable to related parties	—	7,652	184,012	335,707	—	12	527,383
Other current provisions	—	28,622	18	—	36	—	28,676
Current tax liabilities	—	177,578	4,959	—	—	—	182,537
Other current non-financial liabilities	—	37,688	9,011	1,672	9	—	48,380
TOTAL CURRENT LIABILITIES	83,776	1,511,491	1,239,124	350,612	316	12	3,185,331

NON-CURRENT LIABILITIES
Other non-current financial liabilities	223,599	—	1,947,726	—	—	—	2,171,325
Non-current lease liability	269,417	1,104	1,271	6,305	—	—	278,097
Trade and other payables non-current	—	332,979	345,987	—	—	—	678,966
Non-current payables to related parties	—	—	1,179,760	—	—	—	1,179,760
Other long-term provisions	—	201,369	39,876	—	—	—	241,245
Deferred tax liabilities	—	35,566	161,115	—	—	—	196,681
Non-current provisions for employee benefits	—	70,607	1,014	—	—	—	71,621
Other non-current non-financial liabilities	—	60,676	—	—	—	—	60,676
TOTAL NON-CURRENT LIABILITIES	493,016	702,301	3,676,749	6,305	—	—	4,878,371

TOTAL LIABILITIES	576,792	2,213,792	4,915,873	356,917	316	12	8,063,702

APPENDIX 2 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of these consolidated financial statements.

a)	Portfolio stratification

-Trade and other receivables by maturity:

	As of December 31, 2025
	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total Current	Total Non- Current
Trade and Other Receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,083,880	37,856	14,688	9,943	10,941	6,485	6,716	5,123	6,926	165,114	1,347,672	994,594
Allowance for impairment	(4,788)	(944)	(2,748)	(3,285)	(3,204)	(3,418)	(3,474)	(3,288)	(4,487)	(85,946)	(115,582)	(1,764)
Lease receivables, gross	21,604	—	—	—	—	—	—	—	—	—	21,604	110,250
Allowance for impairment	(529)	—	—	—	—	—	—	—	—	—	(529)	(2,517)
Other receivables, gross	133,076	—	—	—	—	—	—	—	—	13,957	147,033	4,821
Allowance for impairment	—	—	—	—	—	—	—	—	—	(13,957)	(13,957)	—
Total	1,233,243	36,912	11,940	6,658	7,737	3,067	3,242	1,835	2,439	79,168	1,386,241	1,105,384

	As of December 31, 2024
	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total Current	Total Non- Current
Trade and Other Receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,279,539	30,614	11,893	7,651	5,539	8,255	5,522	4,029	3,336	151,536	1,507,914	1,068,931
Allowance for impairment	(8,239)	(544)	(1,708)	(1,807)	(1,695)	(1,955)	(2,191)	(2,864)	(2,498)	(59,706)	(83,207)	(1,733)
Lease receivables, gross	18,462	—	—	—	—	—	—	—	—	—	18,462	92,446
Allowance for impairment	(165)	—	—	—	—	—	—	—	—	—	(165)	(1,123)
Other receivables, gross	52,254	—	—	—	—	—	—	—	—	12,699	64,953	4,849
Allowance for impairment	—	—	—	—	—	—	—	—	—	(12,699)	(12,699)	—
Total	1,341,851	30,070	10,185	5,844	3,844	6,300	3,331	1,165	838	91,830	1,495,258	1,163,370

	As of January 01, 2024
	Current Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total Current	Total Non- Current
Trade and Other Receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,291,426	23,601	15,037	9,868	7,966	7,991	7,075	6,191	7,245	251,324	1,627,724	883,872
Allowance for impairment	(23,364)	(426)	(1,244)	(1,729)	(1,857)	(2,327)	(2,705)	(3,685)	(3,487)	(34,281)	(75,105)	(13,770)
Lease receivables, gross	23,663	—	—	—	—	—	—	—	—	—	23,663	157,293
Allowance for impairment	(160)	—	—	—	—	—	—	—	—	—	(160)	(1,109)
Other receivables, gross	76,160	—	—	—	—	—	—	—	—	13,083	89,243	3,993
Allowance for impairment	—	—	—	—	—	—	—	—	—	(13,032)	(13,032)	—
Total	1,367,725	23,175	13,793	8,139	6,109	5,664	4,370	2,506	3,758	217,094	1,652,333	1,030,279

-By type of portfolio:

	December 31, 2025						December 31, 2024						January 01, 2024
	Portfolio with no renegotiated terms		Portfolio with renegotiated terms		Total Gross Portfolio		Portfolio with no renegotiated terms		Portfolio with renegotiated terms		Total Gross Portfolio		Portfolio with no renegotiated terms		Portfolio with renegotiated terms		Total Gross Portfolio
		Gross		Gross		Gross		Gross		Gross		Gross		Gross		Gross		Gross
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$	customers	ThUS$
Up-to-date	1,432,920	1,044,899	135,777	1,033,575	1,568,697	2,078,474	1,425,035	1,247,526	157,411	1,100,944	1,582,446	2,348,470	1,452,955	1,229,582	38,745	945,716	1,491,700	2,175,298
1 to 30 days	70,242	36,808	131,722	1,048	201,964	37,856	30,443	29,639	4,343	975	34,786	30,614	16,209	22,089	1,025	1,512	17,234	23,601
31 to 60 days	47,323	14,261	36,087	427	83,410	14,688	1,920	11,421	143	472	2,063	11,893	32,830	14,210	1,425	827	34,255	15,037
61 to 90 days	10,626	9,595	9,716	348	20,342	9,943	874	7,272	206	379	1,080	7,651	42,021	9,368	1,729	500	43,750	9,868
91 to 120 days	4,564	10,679	5,252	262	9,816	10,941	24,411	5,257	4,834	282	29,245	5,539	34,200	7,582	1,502	384	35,702	7,966
121 to 150 days	3,262	6,252	4,564	233	7,826	6,485	35,598	8,046	7,463	209	43,061	8,255	32,473	7,674	1,246	317	33,719	7,991
151 to 180 days	2,093	6,498	3,555	218	5,648	6,716	271	5,313	7	209	278	5,522	287	6,783	856	292	1,143	7,075
181 to 210 days	1,921	4,914	2,665	209	4,586	5,123	29,006	3,832	6,326	197	35,332	4,029	608	5,960	953	231	1,561	6,191
211 to 250 days	1,430	6,691	3,044	235	4,474	6,926	39,502	3,123	6,062	213	45,564	3,336	1,617	6,924	917	321	2,534	7,245
More than 251 days	268,570	160,015	54,401	5,099	322,971	165,114	290,284	147,844	123,928	3,692	414,212	151,536	469,681	248,499	152,571	2,825	622,252	251,324
Total	1,842,951	1,300,612	386,783	1,041,654	2,229,734	2,342,266	1,877,344	1,469,273	310,723	1,107,572	2,188,067	2,576,845	2,082,881	1,558,671	200,969	952,925	2,283,850	2,511,596

b)	Portfolio in default and in legal collection process

	As of December 31,
	2025		2024
	Number of	Amount	Number of	Amount
Portfolio in Default and in Legal Collection Process	clients	ThUS$	clients	ThUS$
Notes receivable in default	5	—	—	—
Notes receivable in legal collection process (*)	914	3,753	1,536	7,107
Total	919	3,753	1,536	7,107

(*)Legal collections are included in the portfolio past due.

c)	Allowances and write-offs

	As of December 31,
	12-31-2025	12-31-2024
	ThUS$	ThUS$
Allowance for portfolio with no renegotiated terms	30,514	13,631
Allowance for portfolio with renegotiated terms	6,273	4,516
Recoveries for the period	—	(1)
Total	36,787	18,146

d)	Number and value of transactions

	12-31-2025		12-31-2024
	Total detail by type of transaction	Total detail by type of operation	Total detail by type of transaction	Total detail by type of operation
Number and Amount of Transactions	Last Quarter	Year-to-date	Last Quarter	Year-to-date
Allowance for impairment and recoveries:
Number of Transactions	13,639	29,515	4,950	139,703
Amount of transactions	9,763	36,787	3,188	18,146

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of these consolidated financial statements.

a)	Portfolio stratification
-	Trade receivables detailed by aging:

	12-31-2025
Trade receivables	Current balances portfolio	1-30 days past due	31-60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	More than 365 days past due	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, Generation and Transmission	374,402	5,129	3,213	27	3,460	26	453	13	14	5,691	45,917	438,345	2
- Large customers	374,402	5,129	3,213	27	3,460	26	453	13	14	5,691	45,917	438,345	2
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	-
- Other	—	—	—	—	—	—	—	—	—	—	—	—	-
Allowance for impairment	(783)	(168)	(117)	(1)	(119)	—	(3)	—	—	(207)	(2,823)	(4,221)	(2)

Unbilled services	329,784	—	—	—	—	—	—	—	—	—	—	329,784	-
Billed services	44,618	5,129	3,213	27	3,460	26	453	13	14	5,691	45,917	108,561	2

Trade receivables, Distribution	709,478	32,727	11,475	9,916	7,481	6,459	6,263	5,110	6,912	16,322	97,184	909,327	994,592
- Mass-market customers	636,909	21,869	8,040	7,124	5,567	5,898	5,174	3,958	5,423	14,517	78,538	793,017	994,231
- Large customers	60,215	6,978	2,065	1,543	1,313	293	823	175	873	1,050	9,910	85,238	110
- Institutional customers	12,354	3,880	1,370	1,249	601	268	266	977	616	755	8,736	31,072	251
Allowance for impairment	(4,005)	(776)	(2,631)	(3,284)	(3,085)	(3,418)	(3,471)	(3,288)	(4,487)	(11,524)	(71,392)	(111,361)	(1,761)

Unbilled services	317,537	—	—	—	—	—	—	—	—	—	—	317,537	980,585
Billed services	391,941	32,727	11,475	9,916	7,481	6,459	6,263	5,110	6,912	16,322	97,184	591,790	14,007
Total trade receivables, gross	1,083,880	37,856	14,688	9,943	10,941	6,485	6,716	5,123	6,926	22,013	143,101	1,347,672	994,594
Total Allowance for impairment	(4,788)	(944)	(2,748)	(3,285)	(3,204)	(3,418)	(3,474)	(3,288)	(4,487)	(11,731)	(74,215)	(115,582)	(1,764)
Total trade receivables, net	1,079,092	36,912	11,940	6,658	7,737	3,067	3,242	1,835	2,439	10,282	68,886	1,232,090	992,830

	12-31-2024
Trade receivables	Current balances portfolio	1-30 days past due	31-60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	More than 365 days past due	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, Generation and Transmission	715,609	5,465	549	412	13	3,347	309	57	136	464	67,881	794,242	6,022
- Large customers	715,609	5,465	549	412	13	3,347	309	57	136	464	67,881	794,242	6,022
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—	—
Allowance for impairment	(1,941)	(165)	(15)	(13)	—	(107)	(9)	(2)	(4)	(10)	(2,114)	(4,380)	(7)

Unbilled services	685,200	—	—	—	—	—	—	—	—	—	—	685,200	—
Billed services	30,409	5,465	549	412	13	3,347	309	57	136	464	67,881	109,042	6,022

Trade receivables, Distribution	563,931	25,151	11,343	7,240	5,525	4,907	5,213	3,973	3,200	12,830	70,359	713,672	1,062,909
- Mass-market customers	520,590	19,095	8,385	6,206	4,811	4,591	4,936	3,686	2,904	9,225	55,506	639,935	1,062,511
- Large customers	29,879	3,504	1,406	433	391	47	76	93	89	3,336	4,864	44,118	202
- Institutional customers	13,462	2,552	1,552	601	323	269	201	194	207	269	9,989	29,619	196
Allowance for impairment	(6,298)	(379)	(1,693)	(1,794)	(1,695)	(1,848)	(2,182)	(2,863)	(2,494)	(8,203)	(49,379)	(78,828)	(1,726)

Unbilled services	490,243	—	—	—	—	—	—	—	—	—	—	490,243	963,605
Billed services	73,688	25,150	11,343	7,240	5,525	4,907	5,213	3,973	3,201	12,830	70,359	223,429	18,374
Total trade receivables, gross	1,279,540	30,616	11,892	7,652	5,538	8,254	5,522	4,030	3,336	13,294	138,240	1,507,914	1,068,931
Total Allowance for impairment	(8,239)	(544)	(1,708)	(1,807)	(1,695)	(1,955)	(2,191)	(2,865)	(2,498)	(8,213)	(51,493)	(83,208)	(1,733)
Total trade receivables, net	1,271,301	30,072	10,184	5,845	3,843	6,299	3,331	1,165	838	5,081	86,747	1,424,706	1,067,198

	01-01-2024
Trade receivables	Current balances portfolio	1-30 days past due	31-60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	More than 365 days past due	Total Current	Total Non- Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Thousands of U.S. dollars - ThUS$	847,772	1,468	472	223	800	498	—	20	1,712	9,152	119,440	981,557	2,548
- Large customers	847,525	1,468	472	223	800	498	—	20	1,712	9,152	118,981	980,851	2,548
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	—
- Other	247	—	—	—	—	—	—	—	—	—	459	706	—
Allowance for impairment	(3,569)	(6)	(2)	(1)	(3)	(2)	—	—	(7)	(93)	(2,181)	(5,864)	(6)

Unbilled services	831,240	—	—	—	—	—	—	—	—	—	—	831,240	2,548
Billed services	16,532	1,468	472	223	800	498	—	20	1,712	9,152	119,440	150,317	—

Unbilled services	443,654	22,133	14,565	9,646	7,166	7,492	7,075	6,171	5,533	13,980	108,752	646,167	881,324
- Mass-market customers	403,889	15,513	9,886	7,737	6,074	6,031	6,191	4,851	4,655	11,541	85,590	561,958	875,471
- Large customers	23,779	3,911	2,026	665	530	365	73	163	90	547	9,008	41,157	4,008
Unbilled services	15,986	2,709	2,653	1,244	562	1,096	811	1,157	788	1,892	14,154	43,052	1,845
Billed services	(19,795)	(420)	(1,242)	(1,728)	(1,854)	(2,325)	(2,705)	(3,684)	(3,480)	(8,565)	(23,443)	(69,241)	(13,764)

- Institutional customers	377,593	—	—	—	—	—	—	—	—	—	—	377,593	848,767
Allowance for impairment	66,061	22,133	14,564	9,646	7,167	7,493	7,075	6,171	5,533	13,980	108,751	268,574	32,558
Total trade receivables, gross	1,291,426	23,601	15,037	9,869	7,966	7,990	7,075	6,191	7,245	23,132	228,192	1,627,724	883,872
Total Allowance for impairment	(23,364)	(426)	(1,244)	(1,729)	(1,857)	(2,327)	(2,705)	(3,684)	(3,487)	(8,658)	(25,624)	(75,105)	(13,770)
Billed services	1,268,062	23,175	13,793	8,140	6,109	5,663	4,370	2,507	3,758	14,474	202,568	1,552,619	870,102

Because not all of the Company’s commercial databases in the Group’s different consolidated entities distinguish whether the final electricity service consumer is an individual or legal entity, the main management segmentation used by all consolidated entities to monitor and follow up on trade receivables is the following:

- Mass-market Customers
- Large Customers - Institutional Customers

-	By type of portfolio:

	12-31-2025
Type of Portfolio	Current balances Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total current	Total non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Portfolio with no renegotiated terms	374,402	5,129	3,213	27	3,460	26	453	13	14	51,608	438,345	2
- Large customers	374,402	5,129	3,213	27	3,460	26	453	13	14	51,608	438,345	2
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
Portfolio with renegotiated terms	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Portfolio with no renegotiated terms	675,557	31,679	11,048	9,568	7,219	6,226	6,045	4,901	6,677	108,407	867,327	—
- Mass-market customers	604,695	20,846	7,621	6,777	5,305	5,666	4,956	3,750	5,188	88,344	753,148	—
- Large customers	59,498	6,954	2,058	1,543	1,313	293	823	175	873	10,960	84,490	—
- Institutional customers	11,364	3,879	1,369	1,248	601	267	266	976	616	9,103	29,689	—
Portfolio with renegotiated terms	33,921	1,048	427	348	262	233	218	209	235	5,099	42,000	994,592
- Mass-market customers	32,213	1,022	419	347	261	233	218	209	235	4,710	39,867	994,231
- Large customers	718	24	7	—	—	—	—	—	—	—	749	110
- Institutional customers	990	2	1	1	1	-	-	-	-	389	1,384	251
Total gross portfolio	1,083,880	37,856	14,688	9,943	10,941	6,485	6,716	5,123	6,926	165,114	1,347,672	994,594

	12-31-2024
Type of Portfolio	Current balances Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total current	Total non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Portfolio with no renegotiated terms	715,609	5,465	549	412	13	3,347	309	57	136	68,345	794,242	6,022
- Large customers	715,609	5,465	549	412	13	3,347	309	57	136	68,345	794,242	6,022
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
Portfolio with renegotiated terms	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Portfolio with no renegotiated terms	525,063	24,175	10,871	6,860	5,243	4,699	5,004	3,776	2,987	79,498	668,176	832
- Mass-market customers	483,715	18,158	7,928	5,859	4,552	4,395	4,727	3,489	2,691	61,381	596,895	832
- Large customers	29,300	3,472	1,392	423	391	43	76	93	89	8,198	43,477	—
- Institutional customers	12,048	2,545	1,551	578	300	261	201	194	207	9,919	27,804	—
Portfolio with renegotiated terms	38,868	976	472	380	282	208	209	197	213	3,691	45,496	1,062,077
- Mass-market customers	36,875	937	458	347	259	196	209	197	213	3,350	43,041	1,061,679
- Large customers	579	31	13	10	—	5	—	—	—	2	640	202
- Institutional customers	1,414	8	1	23	23	7	—	—	—	339	1,815	196
Total gross portfolio	1,279,540	30,616	11,892	7,652	5,538	8,254	5,522	4,030	3,336	151,534	1,507,914	1,068,931

	01-01-2024
Type of Portfolio	Current balances Portfolio	1 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	121 - 150 days past due	151 - 180 days past due	181 - 210 days past due	211 - 250 days past due	More than 251 days past due	Total current	Total non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Portfolio with no renegotiated terms	847,771	1,468	471	223	799	496	1	21	1,711	128,592	981,553	2,548
- Large customers	847,524	1,468	471	223	799	496	1	21	1,711	128,133	980,847	2,548
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	247	—	—	—	—	—	—	—	—	459	706	—
Portfolio with renegotiated terms	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Other	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Portfolio with no renegotiated terms	378,148	20,620	13,738	9,146	6,782	7,177	6,783	5,940	5,213	119,907	573,454	1,116
- Mass-market customers	343,665	14,498	9,230	7,238	5,694	5,719	5,901	4,621	4,335	94,688	495,589	966
- Large customers	22,285	3,897	2,014	664	527	362	71	163	90	9,555	39,628	150
- Institutional customers	12,198	2,225	2,494	1,244	561	1,096	811	1,156	788	15,664	38,237	—
Portfolio with renegotiated terms	65,507	1,513	828	500	385	317	291	230	321	2,825	72,717	880,208
- Mass-market customers	60,224	1,015	656	498	380	313	289	230	320	2,443	66,368	874,505
- Large customers	1,494	14	13	1	4	4	2	—	—	—	1,532	3,858
- Institutional customers	3,789	484	159	1	1	—	—	—	1	382	4,817	1,845
Total gross portfolio	1,291,426	23,601	15,037	9,869	7,966	7,990	7,075	6,191	7,245	251,324	1,627,724	883,872

APPENDIX 2.2 ESTIMATES OF SALES AND PURCHASES OF ENERGY, POWER AND TOLL

This appendix forms an integral part of these consolidated financial statements.

	12-31-2025		12-31-2024		01-01-2024
	Energy and		Energy and		Energy and
	Capacity	Tolls	Capacity	Tolls	Capacity	Tolls
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
STATEMENT OF FINANCIAL POSITION
Trade and other receivables, current	774,922	105,604	1,297,546	107,853	1,230,244	65,761
Trade and other receivables, non-current	911,224	—	855,454	—	1,106,548	—
Total Estimated Assets	1,686,146	105,604	2,153,000	107,853	2,336,792	65,761
Trade and other payables, current	288,862	32,024	209,649	29,271	113,298	25,279
Trade and other payables, non-current	892,767	—	795,436	—	651,931	—
Total Estimated Liabilities	1,181,629	32,024	1,005,085	29,271	765,229	25,279

	12-31-2025		12-31-2024
	Energy and		Energy and
	Capacity	Tolls	Capacity	Tolls
	ThUS$	ThUS$	ThUS$	ThUS$
STATEMENT OF INCOME
Energy sales	383,539	105,604	1,053,990	113,878
Energy purchases	223,241	31,538	327,620	30,906

APPENDIX 3 DETAIL OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of these consolidated financial statements.

	12-31-2025				12-31-2024				01-01-2024
	Goods	Services	Other	Total	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Suppliers with Payments Up-to-Date
Up to 30 days	128,121	833,083	438,638	1,399,842	207,663	775,730	345,939	1,329,332	125,405	837,978	254,724	1,218,107
Between 31 and 60 days	36	47	163	246	6,125	24	1,961	8,110	10,194	8,090	31,274	49,558
Between 61 and 90 days	2,137	817	819	3,773	42,625	12,825	57,913	113,363	19,878	19,050	203,548	242,476
Between 91 and 120 days	—	—	—	—	—	—	—	—	—	—	—	—
Between 121 and 365 days	—	—	—	—	—	—	—	—	—	71	—	71
More than 365 days	189	—	985,379	985,568	—	—	969,141	969,141	—	331	678,621	678,952
Total	130,483	833,947	1,424,999	2,389,429	256,413	788,579	1,374,954	2,419,946	155,477	865,520	1,168,167	2,189,164

Average payment period for accounts up-to-date	33	30	34		30	29	30		29	28	29

	12-31-2025				12-31-2024				01-01-2024
	Goods	Services	Other	Total	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Suppliers Details
Suppliers for energy purchase	—	263,650	1,413,515	1,677,165	—	259,192	1,301,258	1,560,450	—	223,901	792,527	1,016,428
Suppliers for the purchase of fuels and gas	—	133,292	—	133,292	—	189,894	—	189,894	—	291,369	—	291,369
Payables for goods and services	5,347	437,005	—	442,352	151,445	339,493	—	490,938	61,315	350,250	—	411,565
Payables for the purchase of assets	125,136	—	11,484	136,620	104,968	—	73,696	178,664	94,162	—	375,640	469,802
Total	130,483	833,947	1,424,999	2,389,429	256,413	788,579	1,374,954	2,419,946	155,477	865,520	1,168,167	2,189,164